6/12

[redacted]

08003298

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Voestalpine

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 18 2008
THOMSON REUTERS

FILE NO. 82- 35027

FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/17/08

82-35027

Annual Report 2007/08

3-31-08
AR/S

voestalpine
ONE STEP AHEAD.

www.voestalpine.com

voestalpine Group Key Figures

In millions of euros	2003/04	2004/05	2005/06	2006/07[1]	2007/08	2007/08 pro-forma pre ppa[3]
Revenue	4,616.3	5,779.1	6,230.6	6,943.8	10,481.2	10,481.2
Profit from operations before depreciation (EBITDA)	557.9	887.7	1,079.0	1,358.6	1,836.5	1,968.5
EBITDA margin	12.1%	15.4%	17.3%	19.6%	17.5%	18.8%
Profit from operations (EBIT)	243.7	552.5	724.1	1,011.4	1,152.6	1,503.0
EBIT margin	5.3%	9.6%	11.6%	14.6%	11.0%	14.3%
Profit before tax (EBT)	201.9	497.5	674.3	976.4	979.6	1,330.0
Profit for the period from continuing operations	141.2	373.5	519.7	755.0	777.1	1,028.8
Profit for the period	130.5	323.5	525.9	764.9	751.9	1,003.6
EPS – Earnings/share (euros)	0.86	2.36	3.25	4.76	4.69	
Balance sheet total	4,659.9	5,369.2	6,158.6	6,827.5	12,601.8	
Cash flow from operating activities	576.5	550.6	860.1	970.2	1,135.8	1,135.8
Investments in tangible and intangible assets and interests	436.1	564.9	566.3	907.8	3,910.1	
Depreciation	314.2	335.2	354.9	347.2	683.9	465.5
Equity	1,853.2	2,124.7	2,547.3	2,882.3	4,289.3	
Net financial debt	635.1	683.5	376.9	526.2	3,571.7	
Net financial debt (in % of equity)	34.3%	32.2%	14.8%	18.3%	83.3%	
Return on Capital employed (ROCE)	7.8%	15.0%	21.5%	26.2%	13.4%	21.9%
Market capitalization period end	1,458.9	2,355.1	4,565.4	8,366.2	7,006.4	
Number of outstanding shares as of March 31	157,717,304	158,167,880	158,164,504	154,073,274	159,235,738	
End of period share prize (euros)	9.25	14.89	28.87	54.30	44.0	
Dividend/share (euros)	0.40	0.53	0.78	1.45	2.1[2]	
Employees excl. apprentices (end of period)	22,755	22,955	22,918	24,613	41,490	

[1] Business year 2006/07 retrospectively adjusted.

[2] As proposed to the Annual General Shareholders' Meeting.

[3] The BÖHLER-UDDEHOLM Group has been consolidated since July 1, 2007 as the Special Steel Division of voestalpine AG (thus included in the current Group's Consolidated Financial Statement for a period of nine months). In the course of the initial consolidation, a purchase price allocation (ppa) was performed in accordance with the provisions of IFRS 3. This means that all assets and liabilities of BÖHLER-UDDEHOLM have been recorded in the Consolidated Financial Statement of voestalpine AG at their fair value. An independent expert determined the need for substantial upward revaluations, particularly for tangible fixed assets and inventories. Furthermore, intangible assets, such as brands, level of orders, customer relationships, and technology, were recognized in the course of the initial consolidation.

As a result of the turnover in inventory assets and increased depreciation on the above-mentioned assets the earnings for the Special Steel Division shown in the present Consolidated Financial Statement for the voestalpine Group differ substantially from those published concurrently by the BÖHLER-UDDEHOLM Group. In contrast, a significantly smaller impact on earnings is expected in future years due to the gradual elimination of short-term effects relative to inventories and orders. Free cash flow for the Special Steel Division will not be affected by this accounting effect.

As the purchase price allocation distorts the picture regarding actual developments, the above key figures table also includes pro forma figures for the voestalpine Group excluding the ppa and effects that are shown solely for accounting purposes.

Overview of the voestalpine Group

voestalpine Group

In millions of euros	2007/08	2007/08 pro-forma pre ppa
Revenue	10,481.2	10,481.2
EBIT	1,152.6	1,503.0
EBIT margin	11.0%	14.3%
Employees	41,490	41,490

voestalpine Divisions

In millions of euros	Steel	Special Steel		Railway Systems	Profilform	Automotive
			pro-forma pre ppa			
Revenue	3,942.8	2,758.5	2,758.5	2,211.4	1,138.7	947.5
EBIT	684.4	5.8	356.2	315.3	158.7	60.2
EBIT margin	17.4%	0.2%	12.9%	14.3%	13.9%	6.4%
Employees	9,829	15,453	15,453	7,827	3,794	4,144

Revenue

In millions of euros


4,616.3
5,779.1
6,230.6
6,943.8
10,481.2
2003/04
2004/05
2005/06
2006/07
2007/08

EBITDA Earnings before interest, taxes, depreciation and amortization

In millions of euros

* pre ppa


557.9
887.7
1,079.0
1,358.6
1,836.5
1,968.5*
2003/04
2004/05
2005/06
2006/07
2007/08

EBIT Profit from operations

In millions of euros

* pre ppa


243.7
552.5
724.1
1,011.4
1,152.6
1,503.0*
2003/04
2004/05
2005/06
2006/07
2007/08

ROCE Return on Capital employed

In %

* pre ppa


7.8
15.0
21.5
26.2
13.4
21.9*
2003/04
2004/05
2005/06
2006/07
2007/08

Highlights[1,2]

- In the most successful financial year of its existence, the voestalpine Group reaches new dimensions in terms of revenue, result and number of employees.
- The purchase of BÖHLER-UDDEHOLM AG in the last financial year represents the largest acquisition ever made by an Austrian company.
- Revenues pass the EUR 10 billion mark for the first time.
- Profit from operations (EBIT) before application of the purchase price allocation (ppa) arising from the acquisition of BÖHLER-UDDEHOLM AG increases by nearly 50% and exceeds EUR 1.5 billion.
- Even in consideration of the (exclusively accounting) effects of the ppa, EBIT still increases by 14% to more than EUR 1.15 billion.
- The EBITDA of nearly EUR 2.0 billion before ppa is 45% above the previous year's figure. Even after ppa, the Group's EBITDA rises by 35% to EUR 1.84 billion.
- Due to the ppa effects, the EBITDA margin, EBIT margin and ROCE remain below the values of the previous year. The slight decrease in the EBIT and EBITDA margins before ppa are due to a slightly different margin profile of BÖHLER-UDDEHOLM.
- All divisions reach new high-values in revenues. Steel, Profilform and Automotive also achieve new record results, while the Railway Systems Division comes close to the high level of the previous year.
- The Special Steel Division, which has been consolidated since July 2007, also continues on its growth path, with record highs in revenue, EBIT and EBITDA.
- For the first time, the majority of employees, namely 53%, (around 22,000 of approximately 41,500) are employed at locations outside of Austria.
- Despite the (purely accounting) effects of the ppa and expenses for financing the acquisition of BÖHLER-UDDEHOLM, the earnings per share of EUR 4.69 were maintained at close to the previous year's level of EUR 4.76.
- The dividend increased by almost 50% from EUR 1.45 to EUR 2.10 (proposal to the Annual General Meeting).
- Investments as well as research and environmental expenses reach new record values.
- Highly successful integration of the BÖHLER-UDDEHOLM Group with synergies of EUR 123 million, almost twice as high as originally expected.

[1] Previous year's figures retrospectively adjusted.
[2] For explanatory remarks on the purchase price allocation (ppa) please refer to the inside cover page.

The Group

Management Report

Contents

Divisional Reports

Consolidated Financial Statements

Service

Group structure

The companies shown in this organizational chart are major investments of the voestalpine Group; groups of companies are represented by their respective holding company.
For details, please refer to the section "Investments" in the appendix to this Annual Report.

voestalpine AG

- Steel Division



- Special Steel Division



- Railway Systems Division



- Profilform Division



- Automotive Division



voestalpine Stahl GmbH

voestalpine Grobblech GmbH
voestalpine Giesserei Linz GmbH
voestalpine Anarbeitung GmbH
vatron gmbh (66,5 %)[1]
voestalpine Rohstoffbeschaffungs GmbH[1]
voestalpine Stahl Service Center GmbH
voestalpine Eurostahl GmbH
Logistik Service GmbH

BÖHLER-UDDEHOLM AG

BÖHLER Edelstahl GmbH & Co. KG
Buderus Edelstahl GmbH
Villares Metals S.A.
BÖHLER-UDDEHOLM Deutschland GmbH
Uddeholm Tooling AB
ASSAB Pacific Pte. Ltd
Eschmann Stahl GmbH & Co. KG
BÖHLER Bleche GmbH & Co. KG
Böhler-Uddeholm Italia S.p.A.
Böhler Schweisstechnik Deutschland GmbH
Buderus Edelstahl Band GmbH
BÖHLER-UDDEHOLM Precision Strip GmbH & Co. KG
BÖHLER Schmiedetechnik GmbH & Co. KG
Buderus Edelstahl Schmiedetechnik GmbH

voestalpine Bahnsysteme GmbH & Co KG

voestalpine Schienen GmbH
TSTG Schienen Technik GmbH & Co KG
VAE GmbH
voestalpine Railpro B.V. (70 %)
voestalpine Klöckner Bahntechnik GmbH
voestalpine Tubulars GmbH & Co KG (50 %)
voestalpine Stahl Donawitz GmbH & Co KG
voestalpine Austria Draht GmbH

voestalpine Profilform GmbH

voestalpine Krems GmbH
voestalpine Krems Finaltechnik GmbH
Nedcon Groep N.V.
Sadef N.V.
Metsec plc
Roll Forming Corporation
voestalpine Präzisionsprofil GmbH
voestalpine Profilform s.r.o
ZAO voestalpine Arkada Profil
Société Profilafroid
Société Automatique de Profilage
Meincol Distribuidora de Aços S.A. (75 %)

voestalpine Automotive GmbH

voestalpine Polynorm N.V.
voestalpine Europlatinen GmbH
voestalpine Rotec GmbH
voestalpine Vollmer GmbH & Co KG
Gutbrod Stanz- und Umformtechnik GmbH
voestalpine Hügel GmbH & Co KG
Dancke Stanztechnik GmbH & Co KG (70 %)

[1] Including minority interests of other Group companies.

From an Austrian company ...

In 1995, when voestalpine AG went public, the Group had approximately 15,000 employees and revenues of EUR 2.4 billion. Aside from foreign sales offices and a profile production in Belgium (SADEF N.V.), the Group was limited to Austrian locations.



European sites 2008 in detail





... to a globally successful group

In 2008, following the best financial year in the Company's history, not only the revenue of voestalpine Group has reached new dimensions, rising above the EUR 10 billion mark. The Group now has more than 41,000 staff members, the majority of which employed outside of Austria, and is represented by more than 360 production and sales companies close to the customers in around 60 countries on all continents, including all global growth markets. And in many of these regions, the voestalpine Group is the leader in technology and know-how intensive niche products. – Our history is a success story that led us from Austria, through Europe, and into the world.

The Supervisory Board of voestalpine AG

em. o. Univ.-Prof. Dr. h. c. Dr. Rudolf Strasser
Honorary Chairman of the Supervisory Board

Dr. Joachim Lemppenau
Chairman of the Supervisory Board
Initial appointment: July 7, 1999
Former Chairman of the Management Board of Volksfürsorge Versicherungsgruppe, Hamburg

Mag. Dr. Ludwig Scharinger
Deputy Chairman of the Supervisory Board
Initial appointment: January 20, 1994
CEO of Raiffeisenlandesbank Oberösterreich AG, Linz

Dr. Franz Gasselsberger, MBA
Member of the Supervisory Board
Initial appointment: July 1, 2004
CEO of Oberbank AG, Linz

Dr. Hans-Peter Hagen
Member of the Supervisory Board
Initial appointment: July 4, 2007
Member of the Managing Board of WIENER STAEDTISCHE Versicherung AG
Vienna Insurance Group, Vienna

Dr. Stefan Kralik
Member of the Supervisory Board
Initial appointment: July 7, 1999
Notary Public, Vienna

Dr. Josef Krenner
Member of the Supervisory Board
Initial appointment: July 1, 2004
Head of the Directorate of Finance of the Federal State of Upper Austria, Linz

Dr. Michael Kutschera MCJ. (NYU)
Member of the Supervisory Board
Initial appointment: July 1, 2004
Lawyer; Partner with Binder Grösswang Rechtsanwälte OEG, Vienna

Dr. Franz Lauer
Member of the Supervisory Board until July 4, 2007
Former CEO of WIENER STAEDTISCHE Versicherung AG
Vienna Insurance Group, Vienna

Univ.-Prof. Dr. Ewald Nowotny
Member of the Supervisory Board
Initial appointment: July 5, 2006
Professor at the Vienna University of Economics and Business Administration

Mag. Dr. Josef Peischer
Member of the Supervisory Board
Initial appointment: July 1, 2004
Director of the Chamber of Workers and Employees for Upper Austria, Linz

Dipl.-Ing. Dr. Michael Schwarzkopf
Member of the Supervisory Board
Initial appointment: July 1, 2004
CEO of Plansee Holding AG, Reutte

Appointed by the Works Council:

Josef Gritz
Member of the Supervisory Board
Initially delegated: January 1, 2000
Chairman of the Works Council for Wage Earners of voestalpine Stahl Donawitz GmbH & Co KG, Donawitz

Johann Heiligenbrunner
Member of the Supervisory Board
Initially delegated: March 24, 2000
Chairman of the Works Council for Salaried Employees of voestalpine AG, Linz

Josef Kronister
Member of the Supervisory Board until December 31, 2007
Former Chairman of the Corporate Works Council of the voestalpine Group, Linz

Johann Prettenhofer
Member of the Supervisory Board
Initially delegated: January 1, 2008
Chairman of the Works Council for Wage Earners of BÖHLER Edelstahl GmbH & Co KG, Kapfenberg and Chairman of the European Works Council of BÖHLER-UDDEHOLM AG

Hans-Karl Schaller
Member of the Supervisory Board
Initially delegated: September 1, 2005
Chairman of the Group Works Council of voestalpine AG, Linz

Ing. Fritz Sulzbacher
Member of the Supervisory Board
Initially delegated: December 22, 1993
Chairman of the Works Council for Salaried Employees of voestalpine Stahl GmbH, Linz;
Delegate to the Upper Austrian Parliament

All Supervisory Board positions held by shareholders' representatives terminate as of the close of the Annual General Meeting of voestalpine AG, which adopts resolutions relative to the 2008/09 financial year.

Members of the Presidential Committee (both Nomination and Compensation Committee as defined by the Corporate Governance Code) of the Supervisory Board:

Dr. Joachim Lemppenau (Chairman); Mag. Dr. Ludwig Scharinger (Deputy Chairman); Josef Kronister (until December 31, 2007); Hans-Karl Schaller (as from January 1, 2008).

Members of the Audit Committee of the Supervisory Board:

Dr. Joachim Lemppenau (Chairman); Mag. Dr. Ludwig Scharinger (Deputy Chairman); Dr. Franz Gasselsberger, MBA; Dr. Josef Krenner; Josef Kronister (until December 31, 2007); Hans-Karl Schaller (as from January 1, 2008); Ing. Fritz Sulzbacher.

Number of sessions during the 2007/08 business year: Supervisory Board – 6, Audit Committee – 3, Presidential Committee – 4

The Management Board of voestalpine AG



Mag. Dipl.-Ing. Robert Ottel, MBA
Member of the Management Board since 2004

Born 1967
Joined the company in 1997

CFO

Assigned areas of responsibility:
Balance sheets, Controlling, Group treasury, Taxes, Management information systems, Risk management

Dipl.-Ing. Franz Hirschmanner
Member of the Management Board since 2003

Born 1953
Joined the company in 1978

Head of the Automotive Division

Assigned area of responsibility:
R&D and innovation strategy

Dkfm. Dr. Claus J. Raidl
Member of the Management Board since 2007

Born 1942
Chairman of the Management Board of BÖHLER-UDDEHOLM AG since 1991

Head of the Special Steel Division



Dr. Wolfgang Eder
Chairman of the Management Board and CEO of voestalpine AG since 2004

Born 1952
Joined the company in 1978
Member of the Management Board since 1995

Head of the Steel Division

Assigned areas of responsibility:
Group development, Corporate human resources, Legal matters and M&A, Corporate communications and corporate image, Investor relations, Strategic environmental management, Auditing

Dipl.-Ing. Josef Mülner
Member of the Management Board since 2003

Born 1947
Joined the company in 1974

Head of the Railway Systems Division

Assigned area of responsibility:
Procurement strategy, including raw materials strategy

Mag. Wolfgang Spreitzer
Member of the Management Board since 2001

Born 1951
Joined the company in 1971

Head of the Profilform Division

Assigned area of responsibility:
Information technology

Ladies and Gentlemen:

The financial year 2007/08 was the most successful in our history. The acquisition of BÖHLER-UDDEHOLM Group sent voestalpine Group soaring to new heights in terms of size and degree of internationalization. From where we are today, we can now also state that the results greatly exceed the ambitious expectations we had for this major acquisition, both in terms of the scope of the synergies realized and the pace of integration. The BÖHLER-UDDEHOLM Group is now fully integrated in the voestalpine Group as the Special Steel Division, and its earnings power has already made a major contribution to the new record profit achieved in the year under review. The fact that this is not (yet) evident in the "official" operating profit of the Group, is specifically due to the effects of "purchase price allocation", or ppa (which is explained in detail in this Annual Report).

During the strategic realignment of the Group in 2001/02, we made a commitment to our customers, employees and shareholders to achieve sustained value-added growth. In addition to ambitious profitability targets, one of the main aims of this goal was to achieve leadership in terms of market position, quality and technology in the core segments of the Group. We are happy, and a little proud, to say that we have turned this promise into a reality over the past few years, in great part due to the outstanding success of the BÖHLER-UDDEHOLM acquisition.

We also believe that over the years we have had success in combining profitable growth with responsible and sustainable management, innovation, environmental awareness, and commitment to our employees. Fully meeting our responsibility as a reliable and dependable partner for our customers, employees and shareholders over the long-term is more to us than just a transient fashion of PR advisors and consultants. Following through on announcements, establishing clear strategic objectives, having the courage to communicate both good and unpleasant or unpopular events and actions, and openness and dependability are the fundamental elements of our commitment to the outside world, and to our employees within the Group.

Given the impending need to make long-term decisions on growth and investment, we feel that it is also completely legitimate to demand the same from the individuals responsible for designing the political, legislative and economic frameworks at the national and European levels. This touches on a number of areas of concern, including once again the issue of environmental legislation, where entire industrial sectors in Europe are waiting for quick, clear political decisions providing a reliable basis for the long term. The voestalpine Group has, at all times, applied environmental conservation and the most efficient use of raw materials and energy. Within the realm of what is technically and economically possible, we have always found ways and means to respond to the need for environmental protection, and it is precisely these challenges that the policies must also meet. Excessive ecological demands can create serious competitive disadvantages for large segments of European industry at the global level, thereby inevitably establishing a long-term shift to regions with less rigid environmental standards. Instead of improving the situation, the result would be an increased global burden for the environment, and the loss of millions of European jobs in industry and the sectors downstream in the value chain, thereby calling into question the prosperity that has been built up over the past six decades.

The great need for political action at all levels is made clear by the fact that the topic of climate change received similar attention in the introductory letter in last year's Annual Report, but the lack of decisions, in particular decisions taking a balanced view of all interests, means that the basic issues and arguments remain precisely the same as in the previous year.

Just as a reminder, the situation concerns the establishment of a benchmark system for each industrial sector based on globally uniform standards. The most environmentally efficient companies in each sector would receive free certificates reducing the taxes they pay. Companies that are not particularly concerned about the environment would be massively penalized according to a graduated system in order to encourage them to make appropriate environmental "upgrades". As a first stage, this system could be introduced in Europe starting in 2013 along the lines of the "Bali Decision" of the U.N. Framework Convention on Climate Change in December 2007 and then be applied worldwide starting in 2020.

We are already anxiously waiting to see whether we will still have to discuss this for a fourth time in the 2009/10 Annual Report, or whether European politics has managed to find its way to a more reasonable decision by then. It must be realized that planned investments also have an expiry date in every region, and cannot wait forever.

Linz, June 2008

The Management Board

Wolfgang Eder

Franz Hirschmanner

Josef Mülner

Robert Ottel

Claus J. Raidl

Wolfgang Spreitzer

Milestones of the financial year 2007/08


04/2007

06/2007

09/2007

April 2007

Tender offer for BÖHLER-UDDEHOLM. As previously disclosed in a surprise announcement at the end of March, after acquiring a 20.95% block of shares from a private investor group, voestalpine AG makes a public tender offer to all remaining shareholders of BÖHLER-UDDEHOLM AG.

May 2007

Environment 1 – Technological leadership. After receiving an official permit to use plastic waste in Blast Furnace A, voestalpine Stahl GmbH will use up to 220,000 tons of pelletized plastic per year at its Linz location in place of heavy heating oil and coke, thereby further reducing dust, CO_2 and SO_2 emissions. This will be the first time that this process has been used at the large industrial scale in the steel industry worldwide.

June 2007

Successful tender offer for BÖHLER-UDDEHOLM. voestalpine AG completes the biggest-ever acquisition of an Austrian company. The tender offer made in April gives it a majority interest in BÖHLER-UDDEHOLM AG.

Environment 2 – EMAS award. After 2005, voestalpine Schienen GmbH is awarded for the second time with the Austrian EMAS environmental prize. The "Eco-Management and Audit Scheme" evaluates a company's environmental management and auditing. Several Group companies have already received the EMAS prize in recent years.

July 2007

Record dividend. voestalpine AG's General Meeting approves the resolution for a total dividend payment of EUR 234.8 million. Shareholders will therefore receive a dividend of EUR 1.45 per share for financial year 2006/07, almost twice the amount of the previous year (EUR 0.78).

Occupational health and safety award. Two companies in the voestalpine Group receive the Austrian "Staatspreis für Arbeitssicherheit" ("National Occupational Safety Prize") 2007. These are voestalpine Stahl GmbH, Linz, and—for the third time—VAE Eisenbahnsysteme GmbH, Zeltweg.

August 2007

Financial year starts with a record quarter. The voestalpine Group starts the new financial year with a 46% increase in result over the 1st quarter of the previous year (not yet including the BÖHLER-UDDEHOLM acquisition). This makes the first three months of 2007/08 the best quarter ever recorded in the history of the company.

September 2007

Strengthening market presence in South East Europe. The Steel Division continues to strengthen its presence in the growth region of South East Europe. After the opening of a new Steel Service Center in Poland in the previous financial year, it is now setting up another SSC in Romania. Production at this location, the fourth Group site in Romania, is scheduled to begin in the first half of 2009.

New division – new member of the Management Board. Also in September, the voestalpine AG Supervisory Board appoints Dkfm. Dr. Claus J. Raidl as member of the Management Board of voestalpine AG, in addition to his position as Chairman of the


10.2007


12.2007


03/2008

Management Board of BÖHLER-UDDEHOLM AG. In the Management Board of voestalpine AG, he is responsible for managing the new Special Steel Division, which will be fully consolidated as of July 1, 2007.

October 2007

Entry into the South American market. With a major acquisition in Brazil, the voestalpine Group expands its non-European special profile operations and simultaneously enters the South American market in this segment. The Profilform Division acquires a majority interest in the company Meincol Distribuidora de Aços S.A. in Caxias do Sul, which specializes in the production of high quality tube and profile products.

Environment 3 – The "MEROS" milestone. voestalpine Stahl GmbH starts operation of the world's most modern and environmentally-friendly waste gas treatment system for sintering plants in Linz. "MEROS" achieves a 90% emissions reduction in the sintering process. This once again underlines the role of the voestalpine Group as an international environmental pioneer.

Successful hybrid bond placement. voestalpine AG's issue of a EUR 1 billion hybrid bond to provide partial refinancing of its BÖHLER-UDDEHOLM acquisition receives a great deal of international attention. The order book is oversubscribed by several times within a few hours.

November 2007

New dimensions. The voestalpine Group generates new record results for the first half-year 2007/08. With the first-time consolidation of the Special Steel Division (BÖHLER-UDDEHOLM Group), the Group reaches new dimensions in terms of revenues and number of employees.

December 2007

Record order. The Steel Division receives the biggest single order in its history for the heavy plates' sector. The order covers the delivery of around 200,000 tons of high-quality heavy plates to be processed into pipeline tubes for the most challenging segment of the "Nordstream" gas pipeline project in the Baltic Sea.

February 2008

voestalpine still on record course. The voestalpine Group's report for the first three quarters of financial year 2007/08 shows considerable growth in revenue and result, confirming that the Group is on course for a new all-time high for the total year.

Automotive Division adjusts portfolio. In February, the Automotive Division initiates the selling process for three companies active in the manufacture of plastic parts, and also decides to divest the French producer of small pressing parts Amstutz Levin & Cie.

March 2008

Entry into the Central American market. The Railway Systems Division completes the acquisition of a majority interest in the Mexican switch manufacturing company DAMY Cambios de Vía, S.A. de C.V.

[1] Detailed information on individual events is provided in the corresponding sections of the Annual Report.

Investor relations

Price development of voestalpine share

Since the summer of 2007, the performance of international stock markets has been dominated by the consequences of the US subprime crisis and resulting uncertainty with respect to the future development of the world economy. Fears of recession sent stock markets into the strongest downward trend since the "dot.com" bubble burst in 2000. Despite the good condition of the real economy, the positive earnings development and a persistently stable economic outlook for the sector, the shares of most listed industrial companies could not escape this trend.

Consequently, for the first time in many years, the performance of the voestalpine share in financial year 2007/08 shows a decreasing tendency that contradicts the company's fundamental development. Following a very dynamic start to the financial year, the voestalpine share traded at a new all-time high of EUR 66.11 on July 12, 2007, followed by a low of EUR 38.60 on February 11, 2008, and ended the financial year at EUR 44 on March 31, 2008. This still represents a price drop of approximately 17% compared to the beginning of financial year 2007/08.

However, without any significant identifiable change in the economic environment or the company's key data—both of which had been stable and positive for months—the voestalpine share began to trend upwards again in the spring of 2008. This development, which also corresponds to the overall market trend, is apparently driven by expectations that the effects of the subprime crisis have become more assessable meanwhile.

Successful hybrid bond placement

voestalpine AG issued a EUR 1 billion hybrid bond in October 2007 to provide a partial refinancing of the BÖHLER-UDDEHOLM acquisition. Besides the generally difficult capital market situation in the autumn of 2007 the placement received a great deal mainly because of the fact that it was the largest hybrid bond ever issued by an unrated company.

The issue price was 99.465%. The hybrid bond is subordinated and therefore represents equity capital under IFRS. It pays a coupon of 7.125% p.a. for the first seven years, and thereafter pays interest at the 3-month Euribor rate +5.05% (including a step-up of 2.5%).

Share repurchase program

Based on authorization provided by the voestalpine AG Annual General Meeting of July 4, 2007, the Management Board decided on December 11, 2007 to continue repurchasing own shares in 2008, thereby extending the share repurchase program that was initiated in October 2006 and originally scheduled to run until the end of 2007. The share repurchase is effected for any operation of the Group's employee shareholding scheme and the stock options program as

[1] Please also refer to the respective section in the chapter "Acquisitions and divestments".

voestalpine AG vs. international indices


Business year 2007/08
Change in %
voestalpine
ATX
STOXX Index (Europe)
DJ Industrial Index
130
120
110
100
90
80
70
April 1, 2007
March 31, 2008

Shareholder structure

The shareholder structure of voestalpine AG is as follows (indicative data as of May 2008):


10.8%
Employee shareholding scheme
42.0%
Austria
2.0%
France
2.0%
Benelux
3.2%
Rest of world
15.0%
North America
15.0%
Great Britain, Ireland
5.0%
Germany
5.0%
Rest of Europe

Major individual shareholders

Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG	> 15%
Employee Foundation (employee shareholding scheme)	10.8%
Oberbank AG	> 5%
AXA Group	> 5%

well as the convertible bond issued in July 2005.

A total of 4,674,144 shares with a value of approximately EUR 262 million were repurchased in the financial year 2007/08.

Convertible bond 2005

During the past financial year, treasury shares and shares from the Company's "contingent capital" were used to satisfy delivery obligations arising from the exercise of conversion rights by further holders of this convertible bond. The latter made it necessary to implement a capital increase representing approximately 3.8% of the Company's capital. A total of 28.6% of the convertible bond issue was still outstanding as at March 31, 2008.

Shareholder structure

The percentage of North American shareholders of voestalpine AG declined significantly compared to the previous year, presumably as a result of the subprime crisis. This decrease was mainly offset by continental European investors (primarily from Scandinavia, Switzerland and Italy), whose shares in voestalpine AG rose accordingly against the corresponding level of the financial year 2006/07.

Share information

The following investment banks/institutes currently prepare analysis reports on voestalpine AG:

- BHF-BANK, Frankfurt
- Cantor Fitzgerald, London
- Credit Suisse, London
- Deutsche Bank, Vienna/London
- Erste Bank, Vienna
- Exane BNP Paribas, Paris
- Goldman Sachs, London
- HSBC, London
- JP Morgan, London
- Morgan Stanley, London
- Nord LB, Frankfurt
- Raiffeisen Centrobank, Vienna
- Sal. Oppenheim, Frankfurt
- Steubing AG, Frankfurt
- UBS, London
- UniCredit CAIB, Vienna

Share capital	EUR 298,756,264.42, divided into 164,439,033 no-par value shares
	Number of treasury shares as at March 31, 2008: 5,203,295
Class of shares	Ordinary bearer shares
Securities Identification Number (WKN)	93750 (Vienna Stock Exchange)
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

Class of shares

Share price high between April 2007 and March 2008	EUR 66.11
Share price low between April 2007 and March 2008	EUR 38.60
Share price as at March 31, 2008	EUR 44.00
Market capitalization as at March 31, 2008*	EUR 7,006,372,472

* Based on total number of shares less treasury shares.

Financial year 2007/08

Earnings per share	EUR 4.69
Dividend per share	EUR 2.1*
Book value per share	EUR 25.34

* Proposal to the Annual General Meeting.

Financial calendar 2008/09

Annual General Meeting	July 2, 2008
Ex-dividend date	July 7, 2008
Dividend payment date	July 14, 2008
Letter to shareholders for Q1 2008/09	August 27, 2008
Letter to shareholders for Q2 2008/09	November 20, 2008
Letter to shareholders for Q3 2008/09	February 25, 2009
Annual Report 2008/09	June 4, 2009
Annual General Meeting	July 1, 2009

Corporate Governance

The Austrian Corporate Governance Code came into force in October 2002. The Code provides Austrian stock corporations *(Aktiengesellschaften)* with a framework for management and control.

The Code aims to establish a system of management and control of companies and groups that is accountable and geared to creating sustainable long-term value. The Code is designed to increase the degree of transparency for all stakeholders.

The Code is based on the provisions of Austrian stock corporation, stock exchange and capital market law, as well as the OECD Principles of Corporate Governance. Since 2002, there have been a number of amendments. The most recent amendment was adopted in June 2007.

Companies voluntarily undertake to adhere to the Code. The Management Board and the Supervisory Board of voestalpine AG recognized the Corporate Governance Code in 2003, and have also implemented the amendments introduced since that date. voestalpine AG thus affirms that it will comply with the Austrian Corporate Governance Code as amended in 2007. References made in this Annual Report refer to this version of the Code.

In addition to the mandatory "L-Rules"[1], the Company also complies with all of the "C-Rules" of the Code, with one exception: Contrary to Rule 57, neither the Articles of Association nor the Internal Rules of Procedure include an age limit for nominations to the Supervisory Board of the Company.

With regard to Rule 49 of the Code, in financial year 2007/08, the Supervisory Board approved the law firm of Binder Grösswang Rechtsanwälte, where Supervisory Board member Dr. Michael Kutschera is a partner, as legal advisor to voestalpine AG in matters relating to takeover law and the tender offer for BÖHLER-UDDEHOLM AG, the issue of a hybrid bond, a senior bond and other transactions for refinancing the acquisition of BÖHLER-UDDEHOLM AG, the squeeze-out procedure for minority shareholders of BÖHLER-UDDEHOLM AG, and a variety of other issues. In each case, the services were billed at the normal hourly rates of the law firm of Binder Grösswang Rechtsanwälte, which were between EUR 200 and

[1] The Corporate Governance Code includes the following rules: "L-Rules" (= Legal), measures prescribed by law; "C-Rules" (Comply or Explain), reasons must be given for non-compliance; "R-Rules" (Recommendations), even though they are only recommendations, voestalpine AG also complies with these rules where possible.

EUR 420. Total net fees of EUR 645,321.08 were incurred for the services of the law firm of Binder Grösswang Rechtsanwälte during financial year 2007/08.

All of the members elected to the Supervisory Board by the General Meeting have confirmed that they consider themselves to be independent based on the criteria defined by the Supervisory Board (Rule 53). The criteria for independence defined by the Supervisory Board may be viewed on the Internet at www.voestalpine.com. Furthermore, with the exception of Dr. Ludwig Scharinger, who represents shareholder Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG, and Mag. Dr. Josef Peischer, who represents voestalpine – Arbeitnehmer-Privatstiftung, the Company's private foundation for its employee share ownership plan, no member elected to the Supervisory Board by the General Meeting is a shareholder with an equity interest of more than 10% or represents the interests of such shareholders (Rule 54).

The Corporate Governance Code provides for regular external review of the Company's compliance with the Code. This review was performed by the Group's auditor during the audit of the annual financial statements for 2007/08. The findings of the auditor's review were that the declaration of compliance with the Corporate Governance Code as amended in 2007 that was issued by voestalpine AG is in agreement with actual circumstances when the reservations included in the declaration are taken into account.

- The external review report may be viewed on the Internet at www.voestalpine.com.

Combining the strengths and broadening the perspectives of two leading companies in order to jointly reach a new level of success. With the integration of BÖHLER-UDDEHOLM, voestalpine Group takes on a new dimension in terms of size while also building on its position as an innovative and high-quality leading niche player on the most important world markets.

Report of the Management Board

Management Report 2007/08

This Management Report also constitutes the voestalpine Group Management Report as we make use of the provision of section 267(4) of the Austrian Companies Code (UGB) which permits the consolidation of these two reports.

Economic environment

Continuation of good economic development

The global economy showed stable growth throughout the entire financial year. In addition to sustained high growth rates in Asia and South America, the momentum of the previous year also continued in the European Union (EU-27), the most important economic area for the voestalpine Group, with a growth rate of 3%. The most impressive economic growth in the EU was achieved by the twelve new member states in Central and Eastern Europe, which recorded an increase in gross domestic product of approximately 6%.

Increased demand in key customer sectors

Growth in the key customer sectors of the voestalpine Group largely followed the overall economic trend. Compared to the previous year, further increases in demand were recorded in all of the Group's key customer segments.

The detailed situation in the key sectors (as measured by total revenues) was as follows: The European *automotive industry* and in particular the premium segment, which is the most important to the voestalpine Group, recorded significant increases in production and sales. The increase over the previous year, partly driven by new production capacities in Central and Eeastern Europe, was particularly significant in the demand for high quality steel strip (Steel Division), quality wire (Railway Systems Division), special automotive profiles (Profilform Division), laser welded blanks, safety components and precision pipes (Automotive Division), and special steels and tool steels (Special Steel Division).

Dynamic growth also continued in the *commercial vehicle industry* and *agricultural machinery manufacturing* sector, which are mainly important to the Profilform Division (which primarily supplies European and North American customers in this segment), and to the welding consumables business area of the Special Steel Division.

Business volume continued to grow in the *household appliance industry* as well, which has been steadily adding new capacity for years in Eastern Europe and represents a key driver of the further increase in demand for coated sheets in the Steel Division.

The *railway infrastructure* sector gained further momentum throughout Europe, the growth regions of Asia, Australia, South Africa, and North and South America. Accelerated investment programs to expand

Revenue

In millions of euros


4,616.3
5,779.1
6,230.6
6,943.8
10,481.2
2003/04
2004/05
2005/06
2006/07
2007/08

or construct new railway lines, in some cases in order to develop new raw materials capacity, led to outstanding growth in demand in the business segments rail technology and turnout technology of the Railway Systems Division.

As in previous years, the economic development of the entire *energy sector* (including oil and natural gas production, energy generation, petrochemicals and power plant construction) deserves special mention in the year under review. The ongoing boom, which is primarily being driven by accelerated realization of new pipeline projects and the expansion of power plant capacity, led to a further increase in demand from this customer segment. The product range of voestalpine Group in this area covers heavy plates, in particular for sophisticated offshore pipeline projects, boiler construction, sophisticated foundry products (Steel Division), special steels and high-quality components for turbine construction and the petrochemical industry (Special Steel Division) and high-quality seamless pipes for oil production (Railway Systems Division).

In financial year 2007/08, the development of the following customer segments was also relevant to a various number of the Group's business areas:

Revenue by Divisions

As percentage of Group revenue
Financial year 2007/08


25%
Special Steel
20%
Railway Systems
36%
Steel
10%
Profilform
9%
Automotive

Revenue by Industries

As percentage of Group revenue
Financial year 2007/08


6%
White goods
27%
Automotive
10%
Other
13%
Building & construction subsuppliers
13%
Energy industry
12%
Railways
17%
Civil & mechanical engineering
2%
Warehousing and conveyor technology

Revenue by Regions

As percentage of Group revenue
Financial year 2007/08


8%
Italy
28%
Germany
12%
Austria
6%
Rest of world
7%
Asia
18%
Other Europe
7%
North America
5%
Benelux
4%
Great Britain
5%
France

- the highly dynamic *building and building supply industry,*
- the predominately export-driven growth in the *structural steel and the machinery construction* sector,
- the globally booming *logistics and warehouse technology* sector, and
- the continued strong demand in the *aviation industry.*

(Details on the market environment for each division are provided in the following divisional reports.)

Weakness of the Dollar has marginal effects at the Group level

The situation was mixed with respect to the continuing weakness of the dollar versus the euro and other currencies. Since the disadvantages of direct exports to the U.S. were offset by partial U.S. dollar invoicing for raw materials, and an increased share of North American business is originated directly by voestalpine Group production plants in the U.S., no significant overall effect was recorded at the Group level. Some Group companies, for example in the Special Steel Division, which export to North America from European locations or from Brazil were, however, noticeably affected by the worsening exchange rate situation. The weakness of the dollar and a simultaneous intensification of the competitive situation in the seamless pipe business area were further reasons for the slight drop in the profits recorded by the Railway Systems Division.

Business development of the voestalpine Group[1,2]

In 2007/08, which was by far the most successful financial year in its history, the voestalpine Group soared to new heights in terms of revenues, profit and employees. Group EBIT and EBITDA rose again over the values of the previous year, even when the effects of purchase price allocation (ppa) for the BÖHLER-UDDEHOLM acquisition (Special Steel Division) are taken into account.

In addition to a further increase in revenues, operating profit rose significantly for the sixth year in a row due to improved performance in the divisions Steel, Profilform and Automotive.

Revenues rise by 50.9% to pass the EUR 10 billion mark for the first time

Revenue of voestalpine Group rose by 50.9% from EUR 6,943.8 million to EUR 10,481.2 million, thus exceeding the EUR 10 billion mark for the first time. This increase is due both to the initial consolidation of the Special Steel Division (EUR 2,758.5 million) since July 1, 2007 (i.e., for nine months), as well as increases in revenues of all previous divisions. The most significant rise over the previous year was recorded in the Automotive Division, where revenues increased by one third. This was mainly the result of acquisitions, as well as past investments that had reached the production phase. An increase of 17.5%, mainly supported by the expansion of business activities in North

[1] Previous year's figures for voestalpine Group and the Automotive Division retrospectively adjusted.
[2] For explanatory remarks on the purchase price allocation (ppa) please refer to the inside cover page.

EBITDA – Earnings before interest, taxes, depreciation and amortization

In millions of euros

* pre ppa


557.9
887.7
1,079.0
1,358.6
1,836.5
1,968.5*
2003/04
2004/05
2005/06
2006/07
2007/08

and South America, also moved revenues significantly above the previous year in the Profilform Division, while revenues rose slightly by more than 7% in the divisions Steel and Railway Systems, primarily as a result of previous investments. The total increase in the Group's revenue due to acquisitions amounted to slightly more than EUR 3.1 billion in the financial year 2007/08.

Proportion of processing increases further

The acquisition of the BÖHLER-UDDEHOLM Group also led to an increase in the proportion of total Group revenue contributed by *processing activities* in the financial year 2007/08. The share rose from 51% in the previous year to a current value of 54%, thereby closing in on the target value of 60% set for 2010 as part of the voestalpine Group's strategic realignment in financial year 2001/02.

Export ratio continues to grow

The *export ratio* (*percentage of exports* to total revenues) rose from 84% to 88% in financial year 2007/08. Europe remained by far the most important market, contributing a total of 80% of Group revenues. Germany and Italy remained the two largest single export markets.

The recent increase in the percentage of foreign revenues reflects the initial consolidation of the highly export-oriented Special Steel Division, as well as years of systematic efforts to internationalize the Group and shift the focus to local manufacturing of high quality products in close proximity to customers, particularly in long-term growth regions.

EBITDA increases by 44.9% to EUR 1,968 million

The *growth in* voestalpine Group *earnings* during the year under review continued the positive trend established in previous years. *EBITDA* (earnings before interest, taxes, depreciation and amortization) rose by 44.9% from EUR 1,358.6 million to EUR 1,968.5 million before the (purely accounting) effects of the ppa, and still rose to EUR 1,836.5 million after ppa.

EBIT – Profit from operations

In millions of euros

* pre ppa


243.7
552.5
724.1
1,011.4
1,152.6
1,503.0*
2003/04
2004/05
2005/06
2006/07
2007/08

The increases of 36.4% in the Automotive Division and 22.4% in the Steel Division are particularly noteworthy in this regard. An increase of 7.8% also moved the Profilform Division significantly above the previous year. By contrast, the Railway Systems Division experienced a slight decrease (of 5.2%), which was mainly due to the unfavorable relationship between the euro and the U.S. dollar, and a somewhat weaker economic environment in the seamless pipe business segment.

The *EBITDA margin* of the voestalpine Group decreased from 19.6% to 18.8% before ppa, or 17.5% after ppa in financial year 2007/08. The EBITDA of the Special Steel Division was EUR 438.8 million before ppa or EUR 306.8 million after ppa for the 9 months since its initial consolidation, and the EBITDA margin was 15.9% before ppa or 11.1% after ppa. The slight decrease before ppa is primarily due to the slightly lower EBITDA margin for BÖHLER-UDDEHOLM compared to the voestalpine Group. The divisions Steel (increase from 19.8% to 22.6%) and Automotive (from 11.8% to 12.1%) once again improved their performance, whereas the decreases in the Railway Systems (from 20.7% to 18.2%) and Profilform Divisions (from 17.9% to 16.4%) were largely due to higher prices for raw and pre-materials.

Operating profit rises 48.6% to EUR 1,503 million

The undistorted *EBIT* (profit from operations) of the Group increased by 48.6% over the previous year from EUR 1,011.4 million to EUR 1,503.0 million. The improvement is reduced to EUR 1,152.6 million, however, when the effects of ppa are taken into account. The *EBIT margin* of 14.3% before ppa or 11.0% after ppa for financial year 2007/08 was below the value of 14.6% in the previous year. As was the case for EBITDA, the decrease before ppa is due to the slightly weaker margin profile of BÖHLER-UDDEHOLM compared to the voestalpine Group.

The nine-month EBIT of the Special Steel Division was EUR 356.2 million excluding the effects of ppa. However, due to the ac-

Profit for the period

In millions of euros


* pre ppa
130.5
323.5
525.9
764.9
751.9
1,003.6*
2003/04
2004/05
2005/06
2006/07
2007/08

Net financial debt – Equity – Gearing ratio

In millions of euros


Net financial debt
Equity
— Gearing (in %)
1,853.2
34.3
2,124.7
32.2
2,547.3
14.8
2,882.3
18.3
3,571.7
4,289.3
83.3
2003/04
2004/05
2005/06
2006/07
2007/08

EPS – Earnings per share

In euros


0.86
2.36
3.25
4.76
4.69
2003/04
2004/05
2005/06
2006/07
2007/08

counting effects of ppa, the consolidated financial statements of voestalpine AG only report an EBIT of EUR 5.8 million for the Special Steel Division.

With the exception of the Railway Systems Division, where operating profit dropped slightly (similar to EBITDA) from EUR 337.5 million to EUR 315.3 million, all of the other divisions of the voestalpine Group increased their operating result significantly over the previous year to reach new record values. The 46.1% increase in the Automotive Division, raising EBIT from EUR 41.2 million to EUR 60.2 million, is particularly noteworthy. In addition to earnings contributions from new acquisitions, this increase also results from systematic portfolio streamlining in the division. Due to outstanding business development, the Steel Division also achieved a significant 25.8% increase in its operating profit compared to the previous year, and the Profilform Division improved its EBIT by 9.0%.

The increase from 14.8% to 17.4% in the EBIT margin of the Steel Division made this the most profitable area in the voestalpine Group in the year under review. Although the EBIT margins of 14.3% for the Railway Systems Division (previous value 16.4%) and 13.9% for the Profilform Division (2006/07: 15.0%) were somewhat lower than the figures of the previous year, they nevertheless remained at a very high level. The Special Steel Division had an EBIT margin of 12.9% before ppa or 0.2% after ppa.

With an EBIT margin of 6.4%, the Automotive Division passed the 6% mark for the first time since its formation in 2001, thereby also attaining an excellent figure in a comparative analysis of the automotive supply industry.

In financial year 2007/08 – in addition to the Special Steel Division, which has been consolidated since July 1, 2007, the revenues, profits and employees of the following companies were consolidated for the first time over a period of twelve months: Gutbrod Stanz- und Umformtechnik GmbH, Gutbrod Schmölln GmbH, voestalpine Hügel GmbH & Co. KG and the Dancke group (all in Germany, Automotive Division). The two companies acquired by the Profilform Division, Sharon Custom Metal Forming Inc. (U.S.A.) and Meincol Distribuidora de Aços S.A. (Brazil), were also included in consolidation for the first time on January 1, 2008.

Outstanding business development in all divisions

Aside from a few single segments, the satisfying growth in revenues and profits is the result of a generally excellent business de-

Dividend per share

In euros

* As proposed to the Annunal General Shareholders' Meeting.


0.40
0.53
0.78
1.45
2.1*
2003/04
2004/05
2005/06
2006/07
2007/08

velopment in all divisions, and reflects not only significant increases in deliveries but also a year-on-year rise of the price level. Due to the overall good development of business and the voestalpine Group's strong market position in its core segments, most importantly nearly all of the latest cost increases for raw materials could be passed on to the market.

Net income for the year increases by 31.2%

Due to the significant increase in operating profit, *profit before taxes* also rose by 36.2% over the previous year from EUR 976.4 million to EUR 1,330.0 million in 2007/08, as did *net income* (profit for the period), which rose by 31.2% versus 2006/07 from EUR 764.9 million to EUR 1,003.6 million. Due to the ppa effects and increased financing costs, the profit before taxes rose only slightly (from EUR 976.4 million to EUR 979.6 million), and net income for the year decreased slightly as compared to the previous year (EUR 764.9 million) to EUR 751.9 million.

The *tax rate* was 20.7% in the year under review, as compared to 22.7% in the year before.

The *equity* of the voestalpine Group rose by 48.8% in 2007/08 from EUR 2,882.3 million to EUR 4,289.3 million. This increase was predominantly due to the EUR 1 billion hybrid bond issued in October 2007 to refinance the BÖHLER-UDDEHOLM acquisition, which became effective in the 3rd quarter of the financial year in accordance with IAS 32 (equity nature of such bonds). Due to the financing requirements for the BÖHLER-UDDEHOLM acquisition above and beyond the hybrid bond, *net financial debt* increased from EUR 526.2 million to EUR 3,571.7 million. The *gearing ratio* (net financial debt in percent of equity) was therefore 83.3% (previous year 18.3%) at the end of financial year 2007/08.

Earnings per share with EUR 4.69 close to previous year

Earnings per share were EUR 4.69 for financial year 2007/08. Despite the purely accounting ppa effects of the BÖHLER-UDDEHOLM acquisition, and higher expenses for financing the purchase, the earnings per share remained close to the previous year's level (EUR 4.76).

Proposed dividend of EUR 2.10

Subject to the approval of the Annual General Meeting of voestalpine AG on July 2, 2008, a *dividend* of EUR 2.1 per share will be paid to shareholders for financial year 2007/08. Based on the average share price of EUR 52.59 during the financial year 2007/08, this corresponds to a dividend yield of 4.0%.

The proposed dividend is more than 44.8% higher than in the previous year (EUR 1.45 per share). The dividends paid to shareholders by voestalpine AG have risen continuously in past years from EUR 0.40 per share (FY 2003/04) to EUR 2.1 per share (proposed to the General Meeting for 2007/08). This growth confirms the systematic dividend policy followed by the Manage-

ment and Supervisory Boards, which aims to provide a return on capital employed (based on the average share price for the respective financial year) of at least four per cent.

In addition to dividend payments, in the year under review, a further EUR 192 million flowed into the capital market from the re-purchase of the company's own shares.

Record crude steel production exceeds 7m ton for the first time

A total of 7.6 million tons of crude steel was produced in the voestalpine Group during financial year 2007/08. The increase by 13.4% over the previous year (6.7 million tons) was due both to the first-time inclusion of the Special Steel Division (just under 0.7 million tons), as well as a 5.9% increase in production at the Linz site (Steel Division), from 5.1 million tons to 5.4 million tons. The crude steel production at the Donawitz site (Railway Systems Division) decreased by 6.2%, from 1.6 million tons to 1.5 million tons, due to the renewal (relining) of a blast furnace in the summer of 2007.

Comparison of quarterly figures during the financial year

The table below provides an overview of the development of key financial figures over the four quarters of the financial year 2007/08.

Quarterly development

	1st Quarter 2007/08	2nd Quarter 2007/08	3rd Quarter 2007/08	4th Quarter 2007/08	BY 2007/08
Revenue	1,931.6	2,763.2	2,752.7	3,033.7	10.481.2
EBITDA	407.1	498.9	455.9	474.6	1.836.5
pre ppa	407.1	545.1	502.1	514.2	1.968.5
EBITDA margin	21.1%	18.1%	16.6%	15.6%	17.5%
pre ppa	21.1%	19.7%	18.2%	16.9%	18.8%
EBIT	314.3	302.2	258.1	278.0	1.152.6
pre ppa	314.3	422.2	378.1	388.4	1.503.0
EBIT margin	16.3%	10.9%	9.4%	9.2%	11.0%
pre ppa	16.3%	15.3%	13.7%	12.8%	14.3%
Employees	25,031	40,301	40,575	41,490	41.490

In millions of euros

Acquisitions and divestments

Acquisition and integration of BÖHLER-UDDEHOLM

voestalpine AG's acquisition activities in financial year 2007/08 were dominated by the successful acquisition of the BÖHLER-UDDEHOLM Group and its integration as the Special Steel Division of the voestalpine Group.

Rigorous pursuit of the specialization strategy

The acquisition formed part of the continuing *rigorous pursuit* of the *specialization strategy* adopted by the voestalpine Group in 2001. Key elements of this strategy are a concentration on niche steel products meeting the highest quality standards while being a leader in customer service, becoming one of the top 3 suppliers in all core segments, achieving leadership in terms of technology and innovation in these areas, and continuous extension along the value-added chain. BÖHLER-UDDEHOLM was an ideal acquisition meeting these requirements. The acquisition also significantly strengthened the voestalpine Group's international presence, since BÖHLER-UDDEHOLM's more than 100,000 customers worldwide give it an excellent global presence providing extensive customer service and advice. Around one third of its employees are exclusively active in sales, covering more than 50 countries on all continents. Since the integration of the company, approximately 53% of the voestalpine Group's staff are employed outside of Austria. Not least, the acquisition is also responsible for further increasing *the proportion of processing activities* within the Group portfolio to 54% versus 46% for "traditional" steel production and is thus moving the Group towards its intended target of 60% for 2010.

A key factor in this regard is that, as a major component of the voestalpine Group, BÖHLER-UDDEHOLM, as well as the other four divisions, will continue to pursue its international niche strategy and consistent growth. To this end, the *BÖHLER-UDDEHOLM Group's largest investment program to date* was approved under the majority ownership of voestalpine AG in December 2007.

Financing of the acquisition

Preliminary financing for the acquisition of BÖHLER-UDDEHOLM was arranged in May 2007 in the form of a bridge loan valid until the end of 2008 provided by an international consortium of banks. Due to voestalpine AG's financial strength, the terms of the loan are absolutely favorable for the Group. Since that date, long-term *refinancing* of a portion *of the acquisition* has been achieved by successful capital market placement of a EUR 1 billion hybrid bond issue in October 2007. *(Further information is provided in the "Investor Relations" section.)* Additional long-term refinancing instruments are currently being prepared or implemented as replacements for the bridge

loan, and will be discussed in the upcoming quarterly report for the financial year 2008/09.

Shareholder structure/Squeeze-out
As the environment during the initial phase of the tender offer was still marked by rumors of possible competing offers, only 54.62% of the BÖHLER-UDDEHOLM shareholders had accepted voestalpine AG's offer by the end of the original offer period on June 4, 2007. However, by the end of the extended offer period (September 6, 2007), share ownership had already reached 79.22%. Additional purchases, by means of both on and off-exchange transactions at prices consistently and, on average, significantly below the original offer price of EUR 73 per share, allowed voestalpine AG to successively increase its shareholdings until it attained the *90% voting rights threshold* on March 20, 2008. The Group held 90.65% of BÖHLER-UDDEHOLM AG's voting rights as at the end of financial year 2007/08.

In the meantime, in order to realize its plan to acquire all of the company's shares, voestalpine AG had taken the steps required under the Austrian Minority Shareholder Squeeze-out Act to perform a *squeeze-out* of BÖHLER-UDDEHOLM AG's minority shareholders. The goal is for a resolution to this effect to be adopted during the company's annual general meeting on June 23, 2008. The cash settlement amount for the remaining shareholders was set at EUR 70.26 per share in an ad hoc announcement by voestalpine AG on May 15, 2008.

Consistent implementation of the integration and synergy identification processes
The BÖHLER-UDDEHOLM Group has been consolidated as the Special Steel Division of voestalpine Group since July 1, 2007. The processes of synergy identification and integration were begun in the 3rd quarter of calendar year 2007. A common history, comparable strategies and similar corporate cultures of the two companies have significantly supported the highly successful development of the two processes so far.

The synergy and integration measures jointly identified by 15 working groups gradually increased the target of sustained *potential synergy effects* during the financial year from an initial level of EUR 65 million to a current target of nearly twice this amount, namely EUR 123 million per year. 47% of this amount is attributable to BÖHLER-UDDEHOLM AG, 53% to voestalpine AG.

The realization of potential synergies will be closely controlled and the most essential areas are expected to be completed by the start of financial year 2010/11.

Planning for the *process of integration* of the Special Steel Division was completed at the end of financial year 2007/08, and broad

implementation is already underway. The exemplary integration of the *Research and Development* department into the Group's research organization and joint definition of future areas of R&D concentration, as well as the *Corporate Human Resources* department, which implemented its integration measures under the motto "best of two worlds", are areas that deserve special mention. For example, voestalpine AG introduced a proven international executive compensation comparison system used by BÖHLER-UDDEHOLM. On the other hand, the Special Steel Division was integrated extremely quickly into the extensive human resources marketing and recruiting management activities of the Group.
24 integration issues were addressed in the Corporate Human Resources department alone. Work has already been completed on the major issues.
The merger of the *IT activities* of the two groups was also realized successfully. At the beginning of financial year 2008/09, these activities were merged into voestalpine group-IT GmbH, and extensively streamlined and restructured.
The largest potential savings result from the mutual integration and coordination of raw materials, alloy and energy purchasing, which have an approximate total of EUR 50 million. Application of the voestalpine cost optimization program to BÖHLER-UDDEHOLM using the "best practice" principle represents another sustainable and clearly measurable benefit from the integration process.

Further acquisitions

In addition to the acquisition of BÖHLER-UDDEHOLM, the following strategically important acquisitions were performed in the financial year 2007/08:

In October 2007, the *Profilform Division* entered the South American market by acquiring a majority interest in the Brazilian company *Meincol Distribuidora de Aços S.A.*, which specializes in the manufacturing of high quality tube and profile products. Meincol has around 300 employees and generates annual revenues of an equivalent of approximately EUR 110 million. The divisional holding company, voestalpine Profilform GmbH, acquired 75% of Meincol's shares together with an option on the remaining shares as from 2011.

The North American company *Sharon Custom Metal Forming Inc.* was also acquired in the previous year, adding a third location and annual revenues of EUR 15 million to US activities in the segment of customized special profiles.

In the first half of the financial year, the *Railway Systems Division* acquired a 49% interest in the Dutch company *René Prinsen Spoorwegmaterialen B.V.* which is active in laying track components (ties, rails and switches) using its own special equipment, and in the recycling of rails. The company has more than 20 employees and generates annual revenues of approximately EUR 9 million.

The Railway Systems Division made its entry into the Central American switch and turnout technology market by acquiring a 51% majority interest in the Mexican switch manufacturing company *DAMY Cambios de Vía, S.A. de C.V.* This acquisition was completed at the end of financial year 2007/08. The new company is already the 37th production site of the VAE switch manufacturing group, and further strengthens VAE's global leadership in switch and turnout technology.

Divestments

All significant divestments begun or completed in financial year 2007/08 relate to the Automotive Division, and were performed as part of a consistent *portfolio adjustment* of the Group's automotive supply activities. The key objective is to optimize the product portfolio by eliminating business areas that either do not appear strategically reasonable because of too great distance to the core activities of the Group, or are not able to sustainably meet the divisional profit targets. This included North American pressing activities, the division's plastics segment and smaller pressing and pipe processing locations.

In particular, the North American press part manufacturer *voestalpine Polynorm Inc.* was sold to a British group in October 2007. In the 4th quarter of 2007/08, the Company began the process of selling its three companies active in the manufacture of plastic automotive parts, *voestalpine Polynorm van Niftrik B.V.* (Netherlands), *voestalpine Polynorm Plastics B.V.* (Netherlands), and *voestalpine Polynorm Plastics Ltd.* (Great Britain). The three companies had total revenues of approximately EUR 100 million in financial year 2006/07. The decision was also made at this time to divest the French manufacturer of small pressing parts *Amstutz Levin & Cie.*

In addition, the sale of the two tube processing companies *voestalpine Rotec Iberica S.A.* (Spain) and *voestalpine Elmsteel Ltd.* (Great Britain) entered the decision phase in the 2nd half of 2007/08 (total annual revenues of approximately EUR 30 million).

Investments[1]

A further increase in investment activity
In the financial year 2007/08 *total investments* of the voestalpine Group amounted to EUR 3,910.1 million, thereof EUR 1,871.3 million in tangible fixed assets, EUR 2,006.4 million in intangible assets, and EUR 32.4 million in equity holdings.

The significant increase compared to the previous year is primarily due to the acquisition of BÖHLER-UDDEHOLM AG, but also results to a substantial degree from accelerated investment programs in all of the other divisions.

The *Steel Division* increased its investments to EUR 479.9 million or by 2.2% as compared to the previous year (EUR 469.4 million). The investments were focused on the completion of the *"Linz 2010 – 2nd Stage"* investment program and on the implementation of the follow-up project "L6 – Part 1". Major investments under the "Linz 2010" program in financial year 2007/08 included commissioning of the walking beam furnace (hot wide strip mill), push-pickling line, cold-rolling mill 3 and hot-dip galvanizing plant 4. The 2nd expansion stage of the "Linz 2010" investment program, which began in 2002 and involves more than EUR 2 billion in investments, has now been successfully concluded, except for hot-dip galvanizing plant 5 (which is being realized in close synergy with project "L6 – Part 1", construction of the plant started in the 4th quarter of 2007).

Project *"L6"* is aimed at increasing annual crude steel production at the Linz location from its current level of approximately 5.4 million tons to a minimum of 6.0 million tons by 2011/12. The 1st expansion stage, which extends over three years, requires approximately EUR 1 billion in investments. In addition to increasing capacity for high-quality flat steel products (particularly high-strength and ultra high-strength steel grades), the investments are also intended to further improve energy efficiency and environmental compatibility. The main projects in the 1st phase of "L6" include an expansion of the hot wide strip mill, an increasing melting pot capacity of the steel mill, a new continuous casting facility 7, the expansion of the company's own power plant (thereby ensuring a considerable degree of long-term self-sufficiency in power generation at the Linz location), and a new $DeNO_x$ system to reduce nitrogen oxide emissions from the sintering band.

Extensive investments were also made in the *heavy plate segment*, where a number of new and expanded production facilities successfully began operations during the 2007/08 financial year.

Following the successful opening during the past financial year of a new *Steel Service Center* in Poland, a further SSC is currently under construction in Romania. Production is expected to begin in the first half-year 2009.

Furthermore, in the area of *pre-processing activities*, a shape cutting center is currently being set up. The new production location will also start operation in 2009.

Investments of the *Special Steel Division* from July 1, 2007 to March 31, 2008 came to EUR 219.4 million and were focused primarily on removing production capacity constraints and upgrading facilities. A significant amount was also spent on ongoing

expansion of the global sales organization and logistics infrastructure.

The largest single project realized by the division in the year under review was the construction of a new rolling mill to double production capacity at the *Sumaré location in Brazil*, requiring an investment of approximately EUR 50 million.

The Special Steel Division also made extensive investments in its companies located in *Kapfenberg* (Austria). For example, approximately EUR 30 million were invested in three new facilities to expand the capacity for special materials used primarily in the aviation and energy industries. In addition, the world's biggest and most powerful forging press, requiring an investment of almost EUR 30 million, was also commissioned in Kapfenberg in June 2007, and investments were made to significantly increase capacity for medium-grade alloy and high-grade alloy cored wires.
In terms of energy-related projects, the construction of a new small-scale power plant at the Lower Austrian *Ybbstal location* to further increase the proportion of self-generated electricity supplied to the division is of particular note.

In addition, the *first production unit in China* was commissioned in the summer of 2007. The plant is located near Shanghai and will produce cored wires, solid wires and rod electrodes for the welding filler materials area.

The *Railway Systems Division* reported investments of EUR 235 million, representing an increase of 36.2% over the previous year (EUR 172.5 million). Accelerated investments were primarily made at the Donawitz location in Styria and; aside from *energy and emissions-related measures* (which are detailed in the "Environment" section), were mainly intended to further *increase the crude steel and processing capacity*. In addition, temporary relining of blast furnace 4 was also carried out in financial year 2007/08. Extensive investments in technology and quality optimization in the areas of rails (including a new facility for rail head hardening), switches (including a new foundry for manganese frog production in France), wire and seamless tubes are also underway in Austria and international locations.

Investments of the *Profilform Division* rose by 138.4% in financial year 2007/08, from EUR 40.9 million to EUR 97.5 million, due to an extensive multi-year *special investment program*. The largest projects involved the construction of a new *special profile facility* at the Krems location in Austria, which is already operating at full capacity following a successful start-up, and extensive *investments in expansion* of the Birmingham location in Great Britain.

The *Automotive Division* invested approximately EUR 80 million in the financial year just ended. The high level in the previous year (EUR 217.4 million) was due to the acquisitions made that year.

These investments were mainly focused on *commissioning* a total of six new presses at a variety of international locations, allowing a significant *increase in capacity* in the high-quality structural parts and components area, and ongoing *investments in expansion projects* as a result of the good order situation in all areas.

[1] Previous year's figures for the voestalpine Group and the Automotive Division were retrospectively adjusted.

Employees[1]

Number of employees increases in all divisions

The voestalpine Group had *41,490 employees* worldwide as of March 31, 2008 (not including apprentices). This corresponds to an increase of 16,877 employees (or nearly 69%) over the previous year (24,613), mainly due to the initial consolidation of the BÖHLER-UDDEHOLM Group[2] (Special Steel Division, 15,453 employees). The additional increase of around 1,400 employees in the other four divisions versus the previous year was due to consolidated acquisitions in the divisions Profilform and Automotive as well as additional personnel related to investment and organic growth in the divisions Steel and Railway Systems.

All five divisions show a (partly significantly) higher number of employees, with the Profilform (+14.5%) and Automotive (+9.4%) divisions showing the largest increases as a result of acquisitions.

More than half of Group employees outside of Austria

Except for the Steel Division, all of the previous divisions already had the majority of their employees outside of Austria in the year under review. The integration of BÖHLER-UDDEHOLM represented a further step forward in the *internationalization* of the Group, with a majority of employees at the Group level, namely 21,979 employees or 53%, now employed in Group locations outside of Austria, versus 19,511 or 47% at Austrian locations. In comparison, 60% of the Group's employees were employed in Austria and 40% at international locations in the financial year 2006/07.

Further expansion of apprentice training at national and international locations

The voestalpine Group was training *1,411 apprentices* throughout the Group at the end of financial year 2007/08, a third of these (460) at international locations and 951 young apprentices in Austria. The increase of 60% over the total of 881 apprentices in the previous year was primarily due to consolidation of the Special Steel Division (437 apprentices) and a further expansion of apprentice training, mainly at the Austrian locations in Linz, Kapfenberg, Krems and Traisen.

A number of international Group companies also further expanded their training capacity. For example, the dual system (a combination of schooling and on-the-job training), which has proven itself in Austria and Germany, was recently put into practice for the first time at locations in Great Britain, the Netherlands and the US.

Training of female apprentices also increased throughout the voestalpine Group, rising from 162 to 186 in the year under review. Around half of these female apprentices are being trained in technical professions.

The steady increase in the internationalization of the Group and the integration of BÖHLER-UDDEHOLM were also the cen-

tral focus of the human resources management in the year under review. Along with the further expansion of the *employee* shareholding scheme under the last collective-agreement wage increase (already the 5th increase since the program started in 2000), the approximately 4,300 Austrian employees of the Special Steel Division were also added to the employee shareholding program.

16,868 Group employees now hold shares in "their" company, representing a total interest of 10.8% in voestalpine AG[3]. This is a further increase of 0.5 percentage points over the previous financial year (10.3%).

This currently also includes some 150 employees at Dutch locations of the Automotive Division. Although further expansion of employee share ownership outside of Austria has been difficult because of the great differences in national statutory frameworks, it is nevertheless a stated goal of both voestalpine AG's Management Board and its Works Council.

The voestalpine Group incurred approximately EUR 44 million in expenses for basic and *advanced training* of its emloyees, representing more than 2% of total personnel expenses. Approximately EUR 26 million is accounted for by apprentice training, corresponding to about EUR 18,400 per apprentice.

Basic and advanced training was mainly focused on the areas of "lifelong learning" (close to 18,000 employees take advantage of the advanced training courses offered at the Linz location alone), knowledge transfer (between young and old employees and between areas), and targeted training of prospective executives. Aside from the range of programs offered, the Management Development System (MDS) of the "former" voestalpine Group (completed by 90 employees from four countries in financial year 2007/08) and the BÖHLER-UDDEHOLM Management Academy (BUMA), which trained 71 employees from 20 countries in 2007, deserve special mention.

A Group-wide *employee satisfaction survey* is performed every three years, allowing existing systems and instruments to be evaluated, and priority areas to be identified for future action. The results of the employee satisfaction survey performed in the year under review show two areas of particular interest compared to 2004: the record response rate, which increased to two thirds despite the voluntary nature of the survey, and the fourth consecutive increase in the satisfaction index. The Group-wide "LIFE" program introduced in 2000/01 that aims for an "attractive voestalpine working environment" for all employees is likely one of the main reasons for the above-average number of positive responses with respect to independent work, workplace safety, and quality-consciousness in its broadest form. Room for improvement still clearly exists in the areas of knowledge transfer and identification and development of talent.

[1] Previous' years figures adjusted retrospectively for the voestalpine Group and the Automotive Division.
[2] Please also refer to the respective section in the chapter "Acquisitions and divestments".
[3] As of March 31, 2008, 17.2 million shares and around 560,000 private shares were owned by current and former employees and managed by the employee private foundation voestalpine – Arbeitnehmer-Privatstiftung.

Raw materials and energy

The market for raw materials was very tight in financial year 2007/08, both in terms of quantity and price.

Demand was driven by new record production in the global steel industry, especially in the emerging markets of China and India, but also in Brazil and Russia. On the supply side, even though production by all of the major commodity producers reached record highs, the expansion of global transport capacity and related logistics infrastructure remained below expectations and was unable to keep pace with the significantly faster growth in demand. As a result, the trend existing for the past several years in the world commodity market continued, marked by gradually increasing shortages interspersed with repeated upward jumps in the price level.

The voestalpine Group incurred approximately EUR 255 million in additional expenses in financial year 2007/08 due to higher raw materials and energy costs compared to the previous financial year. These additional expenses were mainly the result of price increases for iron ore (approx. 10%), coal (approx. 9%), coke (approx. 14%), scrap metal (approx. 25%) and alloys (average of approx. 34%).

The commodity market continues to show no relief in the current financial year. On the contrary, iron ore and coking coal in particular experienced further massive price increases. World market prices are currently running about 90% higher than the previous year for ore fines and pellets, and the price level for coking coal is more than three times higher than the previous year.

With respect to the supply situation in the voestalpine Group, it can be generally stated that the supply of raw materials continues to appear secure for all locations in terms of quantity needed at all points in the future. This is due to the procurement strategy that the Group has followed for many years, which significantly minimizes potential supply risks. Long-term supply agreements, continuous expansion of the supplier portfolio, and accelerated expansion of internal Group supply of both raw materials and, in particular, electrical energy form the core elements of this strategy. The Group expects to reap further benefits in terms of the price sensitivity of raw materials from its comparatively broad supplier portfolio in the future.

Environment

In financial year 2007/08, the Group systematically continued the measures pursued with great vigor since the 1980s to achieve continuous improvement in environmental standards at all of the Group's production locations. The goal is to achieve ongoing improvements in energy and raw materials efficiency, and further reductions in air and water emissions and the amount of waste generated.

The voestalpine Group made *environment-related investments* of approximately EUR 61 million in Austria alone in financial year 2007/08. This increase of around one third over the previous year (EUR 47 million) was due both to the fact that the figures include the Austrian BÖHLER-UDDEHOLM locations for the first time and to major projects that were undertaken, primarily in the Steel and Railway Systems Divisions.
For the same reasons, current *expenses for operation and maintenance of environmental protection systems* reached a new high of approximately EUR 206 million for the Austrian production companies in the voestalpine Group alone. This was approximately 9% higher than the previous year.
Both the environmental investments and current operating expenses were for the most part attributable to the Steel Division's location in Linz, which is the Group's largest production location. Environmental investments of EUR 49 million were made at this location (versus EUR 35 million in the previous year), and operating expenses increased from EUR 157 million to EUR 161 million.

The new system for reducing wastewater emissions into the Danube during blast furnace operation and commissioning of the world's most advanced exhaust gas treatment system on the sintering line are examples of the significant environmental measures taken. voestalpine Stahl GmbH assisted in the development of this technology, which is being used for the first time at the large industrial scale in the steel industry. This innovation reduces average emissions from the sintering facility by approximately 90%. The blast furnace plastic pellet injection system that began operation at the beginning of the financial year also represents a pioneering technological innovation. The use of specially prepared used plastic allows a considerable reduction in fossil-fuel reducing agents (such as coke, coal and heavy heating oil), thereby decreasing CO_2 emissions at the Linz location by around

Environmental expenditures


In millions of euros
Based on Austrian locations
Environmental investments
Operating environmental expenses
19
114
18
128
17
148
36
163
50
169
47
189
61
206
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08

another 500,000 tons per year at full operation.

The *Special Steel Division* reported environmental investments of EUR 4 million and current operating expenses of EUR 7 million at its Austrian locations during the nine months since initial consolidation (from July 1, 2007).

In addition to further reductions in domestic and international emissions, these measures also focused mainly on improving domestic and international energy efficiency, primarily with respect to heat recovery. In Austria, Germany, Sweden and Brazil, for example, extensive investments were made to further optimize energy consumption by recovering and using waste heat from production (e.g., from exhaust gases or steam). This was also linked with other measures aimed at increasing the amount of self-generated electricity in the Group.

The *Railway Systems Division* made environment-related investments of EUR 7 million at the Donawitz location in financial year 2007/08 (previous year: EUR 9 million), and incurred operating expenses of EUR 36 million (EUR 29 million in 2006/07). In addition to further reductions in emissions, the focus in this division was also on extensive investments for improving energy efficiency and expanding self-generation of electricity. In this connection, the Donawitz location, which forms the steel base of the division, pressed ahead with its realization of a new water system to provide a permanent, environmentally compatible solution to current water supply and wastewater disposal

problems. The project requires an investment of EUR 45 million. Another major project in the year under review concerned the installation of a new power plant block at the same location (investment of approximately EUR 75 million), which will increase the supply of electricity from self-generation to around 90% by forced use of smelter gases. Both projects will be completed by December 2008. The coal injection system for blast furnaces 1 and 4 was commissioned in the year under review. The use of this system, which required an investment of more than EUR 27 million, to inject coal fines as an alternative fuel achieves a significant reduction in the coke used.

Major environmental investments were also made at the wire production (upgrades to the wastewater neutralization and exhaust air purification systems) and switch production locations (new lower consumption electrical power supply network) in Styria.

The *Profilform Division* had environmental investments of approximately EUR 0.3 million at the Krems location in financial year 2007/08. These investments were focused on saving energy by means of improved waste heat recovery. In addition, a project using a modern hot air method to replace traditional heating was realized in the production hall for special pipes and profiles that opened at the Krems location in the autumn of 2007.

The environmental activities of the *Automotive Division* were primarily focused on further improvements in material flow and reducing the amount of waste generated.

The voestalpine Group once again received a number of awards for its high standards in the *environment and safety* area in the year under review. voestalpine Schienen GmbH, Donawitz, which first received the Austrian *EMAS Environmental Award* (eco-management and audit scheme) in 2005, already received this prize for the second time in June 2007. The EMAS award is granted for the quality of the content and design of the environmental statement as well as for the representation and marketing of EMAS as part of the corporate identity of a company. Participation is voluntary. In addition, Böhler Ybbstal GmbH received the Eco-management Award from the government of Lower Austria, VAE Eisenbahnsysteme GmbH, Zeltweg, received the Environmental Protection Award from the government of Styria, and voestalpine Stahl GmbH, Linz, received the Upper Austrian Environment and Nature Award for the plastics project described above.

The last two companies mentioned above also received the Austrian *"National Occupational Health and Safety Award"* in July 2007.

It must be mentioned in this regard that all of the major production locations in the voestalpine Group have environmental management systems conforming with ISO 14001 or EMAS requirements and have been certified or validated accordingly. Measured by the number of employees, a total of more than 80% of the locations in the Group have been certified under ISO 14001. In addition, the Austrian companies at the Linz, Donawitz and Zeltweg locations have received EMAS validation.

In terms of legislation, there were two major themes that received the focus of attention in financial year 2007/08. The EU Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) entered into force on June 1, 2007, and is currently being coordinated and implemented across the Group. This regulation requires manufacturers and importers to declare that the materials, preparations and products used do not pose a significant risk to health or the environment. The implementation of this regulation, which also requires the involvement of suppliers and customers, incurs a great deal of expense due to the organizational, bureaucratic and financial resources needed for data collection and management, preparation of studies, and registration fees. The voestalpine Group is attempting to keep these additional expenses within reasonable limits by working intensively with materials-specific European industrial consortia and simultaneously establishing its own REACH network within the Group.

It has previously been noted in this regard that the voestalpine Group has already voluntarily implemented extensive measures to minimize the use of problematic chemicals in production and processing as far as possible. As an example, in 2006, voestalpine Stahl GmbH became the first company worldwide in the industry to switch over to exclusive use of chromate-free coating technologies for steel strip.

The *climate protection plans* of the EU Commission for the period following expiration of the Kyoto Protocol in 2012 were published in January 2008. They leave so much room for interpretation, particularly in terms of the future course of action with respect to energy intensive industrial sectors, that intensive discussion with political decision-makers will be necessary in the near future, both at the national and European levels. Before final adoption by the European Parliament, the concrete provisions of this climate package will have to be made precise enough to avoid international or global distortions of competition and unequal treatment. This is also necessary to create the conditions at the European level prerequisite for the long-term effectiveness of major industrial investments and, consequently, for maintaining the industrial base, or at least a large portion of it, in Europe. The goal must be the creation of a uniform, industry-wide benchmark system in Europe designed to allocate free CO_2 certificates to the most environmentally friendly companies and recognize past climate protection efforts.

Research and development

The voestalpine Group incurred *research and development expenses* of EUR 93 million in financial year 2007/08. The increase over the previous year (EUR 66 million) was primarily due to the integration of the BÖHLER-UDDEHOLM Group[1] (Special Steel Division), which reported R&D expenses of approximately EUR 21 million for the period from July 1, 2007 to March 31, 2008. However, the considerable increase also reflects the steady increase in research and development funding by the voestalpine Group over many years.

The *research ratio* (R&D expenses divided by total sales) was just under 1% in the year under review, which – despite the disproportionate growth in sales – remained unchanged versus the previous year, just as the ratio of *R&D expenses* to economic value added remained at the previous year's level of 2.2%. A total of around 570 employees work on research and development throughout the Group.

Promotion of cross-division expertise in the R&D area

The *integration of the Special Steel Division* into the research organization of the voestalpine Group was already completed successfully in the year under review. The main focus of this process was on the realization of sizeable potential synergies, together with significant related increases in R&D efficiency, as well as the joint definition of medium and long-term research and development priorities.

The "welding of high-strength steels" project provides an illustrative example of synergy effects. It was taken up by projects in the Group working at the highest level toward further improvements in the broad networking of R&D know-how across divisions. All five divisions of the voestalpine Group are involved in this project, which deals with the development of new welding technologies for components made of ultra high-tensile steels.

The "voestalpine researcher day", which was first held in financial year 2007/08 and attended by more than 200 research and development employees from around the world, is also concerned with accelerating the exchange of knowledge and networking know-how across all areas of the Group. In future, this event will be organized regularly as it not only serves as a central information platform, but is also a welcome opportunity for personal exchange of experiences.

[1] For more information, see the corresponding section under "Acquisitions and divestments".

Research expenses for the voestalpine Group*

In millions of euros

R&D gross expenses (without R&D investments)


36.0
48.4
51.7
57.0
61.5
66.0
93.0
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08

* The data for financial year 2007/08 include R&D expenses for the Special Steel Division (BÖHLER-UDDEHOLM) over a nine month period, reflecting the initial consolidation date of July 1, 2007.

R&D priorities in financial year 2007/08
Materials and product development as well as *process technology* were also strategic priorities of Group research and development in the year under review. The highly extensive area of process technology includes new production and processing methods intended not only to improve quality, but primarily to further optimize raw materials and energy use and achieve a steady decrease in process-related emissions.

Environmental innovations in particular are frequently developed with industrial partners, and are often groundbreaking findings. One such example is the "blast furnace plastics use" project that was successfully realized at the industrial scale by the *Steel Division* in the year under review[1].

The development of ultra high-strength steels and new surface coatings, primarily for use in products for the automotive and household appliance industries as well as the energy area, have also been priorities of this division for years.
In the year under review, a decision was also made to expand and add new facilities at

the research center in Linz. The "Steel Innovation Center" will require an investment of close to EUR 15 million and will provide state-of-the-art research facilities. The center is expected to be completed and start operations at the end of 2009.

The current R&D priorities in the *Special Steel Division* are the development of new powder-metallurgical tool steels, cored wire (e.g., for use in power plant and chemical facility construction), and high-quality forged parts made of intermetallic alloys for the aerospace industry. In addition, further development is being pursued systematically in the areas of metallurgical process and conversion techniques.

The *Railway Systems Division* is working on rail and switch technology to further consolidate its global technological leadership, based on the development of ultra high-strength steel grades and new rolling methods for special rails, and further optimization of switch technology to reduce life cycle costs. Innovations in ultra high-strength materials and new rolling technologies are also the top R&D priorities in the wire rod and seamless pipe business areas.

Research and development activities in the *Profilform Division* are also focused on long-term consolidation of the division's leading technological position. The current priorities are roll-forming of ultra high-strength steels (e.g., for car bodies), development of new guard rail systems, and further optimization of fully automatic inspection systems for improved quality assurance.

R&D activities in the *Automotive Division* are currently focused on components made of press-hardened steels ("phs-ultraform®" grades) and developing safety components made from special pipes (e.g. for airbags). In this division in particular, research and development is increasingly being aimed at the needs of the Group as a whole. In the area of press-hardened steels, manufacturing of the first series-production parts for the automotive industry began successfully in the year under review.

National and international research collaboration

In addition to voestalpine Group's numerous cooperations with national and international research and training institutes, the new Centers of Competence initiated by the Austrian federal government in the year under review are also highly important for the long-term development of the R&D area. The voestalpine Group is a key participant in a total of six large and medium-sized centers of competence under the "COMET" research promotion program, with a focus on the areas of metallurgy, materials development and mechatronics. In addition to the Group's own R&D funding, these centers of competence have approximately EUR 220 million in available research funding over the next few years.

[1] Details are provided in the "Environment" section.

Risk management

As risk management aids in ensuring both the long-term continued existence of the Group and an increase in its value, it represents a significant factor in its success.

The voestalpine Group *risk management system*, which has been in place since financial year 2000/01, has become a thoroughly established part of management responsibilities and an integral component of business processes. It allows early identification and assessment of operational and strategic risks, implementation of appropriate preventative measures to avert risks, as well as timely identification of opportunities.

The Group has also developed risk policy guidelines based on its "Strategic Guidelines". The overall risk management system is based on a general, Group-wide operating procedure that conforms to the revised risk management principles and risk structures of COSO[1]. The identified risks are structured, managed and documented in accordance with this international standard.

The entry into force of the Austrian *Company Law Amendment Act* of 2008 (Unternehmensrechts-Änderungsgesetz) increases the importance of internal control systems ("ICS") and risk management in Austria, as well as their supervision.
As with the risk management system in general, the internal control system in the voestalpine Group is also considered a management responsibility and an integral part of existing management systems. The Internal Audit department independently monitors operating and business processes and the ICS, and has full discretion when reporting and assessing audit results.

The *major risk areas*[2] and related preventative measures presented in the 2006/07 Annual Report continue to apply without change, and comprise the following areas:

- Raw materials availability and price hedging
- Failure of IT systems
- Failure of production facilities
- Availability of sufficient qualified employees
- Risks in the financial area

The issue of CO_2 after the expiration of NAP II[3] (2012) is discussed in the "Environment" section of this Annual Report.

Newly acquired companies are added to the voestalpine Group risk management system no later than one year after acquisition. The introduction of the risk management system in the Special Steel Division therefore began in the year under review and is scheduled to be completed in 2008/09.
Concrete measures have been developed and in large part already implemented for Group *risks identified in the past*, leading to a steady downward trend in exposure to potential risks. As a rule, the measures developed were aimed at reducing the size of potential losses, reducing their probability of occurrence, or both.
In summary, it can be stated that the voestalpine Group is exposed to limited, manageable risks that do not threaten the continuation of the Group as a going concern.

[1] COSO (Committee of Sponsoring Organizations of the Tradeway Commission), an independent private-sector organization sponsored by five major financial reporting associations.
[2] Further information on these topics and financial instruments is provided in the corresponding sections of the Management Report and in the Notes to the Financial Statements ("Financial Instruments" section).
[3] National Allocation Plan II.

Legal information

voestalpine AG has share capital of EUR 298,756,264.42 divided into 164,439,033 no-par value bearer shares. There are no restrictions on voting rights (1 share = 1 vote) or any controlling rights. voestalpine AG is unaware of any agreements among its shareholders or between its shareholders and third parties that restrict voting rights or the transfer of shares.

Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG, Linz, and voestalpine – Arbeitnehmer-Privatstiftung, Linz *(a private foundation for the Company's employee share ownership plan)* each hold more than 10% of the Company's share capital, and Oberbank AG, Linz, and the AXA Group each hold more than 5%. The Management Board of voestalpine – Arbeitnehmer-Privatstiftung exercises the voting rights of shares that are owned by Group company employees participating in the employee share ownership plan and held in trust by voestalpine – Arbeitnehmer-Privatstiftung. However, the way in which the voting rights are exercised requires the approval of the Advisory Board of voestalpine – Arbeitnehmer-Privatstiftung. The Advisory Board decides on the approval with a simple majority. The Advisory Board has an equal number of employee and employer representatives: 6 members from the employee side and 6 from the employer. The Chairman of the Advisory Board, who must be appointed by the employee representatives, has the deciding vote in the event of a tie.

§ 4 para. 2 of the Articles of Association authorizes the Management Board of voestalpine AG to increase the Company's share capital on or before June 30, 2010 by up to 15,840,000 no-par value shares (approximately 9.63%), to be used for issuing shares to employees, executives, and members of the Management Board, and up to 31,680,000 no-par value shares (approximately 19.27%) for other purposes (Authorized Capital). In addition, § 4 para. 6 of the Articles of Association also authorizes the Management Board to increase share capital by up to 15,840.000 no-par value shares (approximately 9.63%) in the event that holders of the convertible bond issued by the Company in July 2005 exercise their conversion rights (Conditioned Capital).

Under a resolution passed by the General Meeting of July 4, 2007, the Management Board of voestalpine AG is authorized to repurchase a total of 10% of the Company's shares on or before December 31, 2008. The Management Board made use of this authorization on December 11, 2007. The Company held 5,203.295 treasury shares at the end of financial year 2007/08 (3.16% of the share capital). Both the convertible bond issued by voestalpine AG in July 2005 and the hybrid bond issued in October 2007 include change of control clauses. § 11 of the terms and conditions of the convertible bond gives bondholders the right to demand redemption of their bonds if control of the Company changes.

Under § 3 para. 1 letter b and § 3 para. 2 letter c of the hybrid bond issue terms and conditions, the fixed interest of 7.125% and the spread of 5.05% increase by 5% 61 days after a change in control occurs. § 4 para. 5 letter a of the hybrid bond issue terms and conditions give voestalpine AG the right to call and redeem the bonds no later than 60 days after a change in control.
According to the terms and conditions of the convertible and hybrid bonds, control of voestalpine AG changes when a controlling interest within the meaning of the Austrian Takeover Act (Übernahmegesetz) is acquired.
The Company has no compensation agreements with the members of the Management Board, Supervisory Board, or employees in the event of a public tender offer.
Other than those directly derived from applicable statutes, there are no provisions concerning the appointment and the dismissal of members of the Management Board and the Supervisory Board, and amendments to the Company's articles of association.

Outlook

The beginning of financial year 2008/09 has been somewhat mixed in terms of economic development. While the real economy in Europe is characterized by a market growth that is supported by solid, stable demand, fears of recession are growing in the U.S. Even though China, Southeast Asia and India will remain reliable drivers of global growth in coming years, the prospect of further growth in Japan is being viewed rather critically due to structural adjustments needed in a number of sectors, in particular the banking area.

The fact is that over the past twelve months the European economy has managed surprisingly well with the problems arising from the subprime crisis in the U.S., as well as with the continued strengthening of the euro versus not only the US dollar, but a number of other currencies as well, and with the enormous increases in commodity prices. This is mainly due to Europe's excellent technological position in a number of sectors as compared to the rest of the world, its improved cost structure and productivity over the past several years compared with other developed economies, and strong internal demand in the EU-27 countries, primarily driven by the new member states in Central and Eastern Europe.

Apart from the extreme difficulty in estimating the risks surrounding the oil price development, which has exceeded all estimates to date, all currently available indicators, including the flow of orders received in previous months, indicate that this situation should continue throughout the calendar year 2008 with no downturn in the European economy. For the voestalpine Group therefore, in concrete terms, the prospects are good that the order situation will keep all business areas operating at full capacity with a continued upward trend in sales revenues.

As a result, the *Steel Division* should be able to further pass on any increases in raw materials prices that take place in the coming quarters to the market in all of its product segments, especially since neither the inventory situation in Europe nor the import trend are raising any cause for concern as at the middle of 2008 and demand in all key customer sectors remains at a stable high level.

The demand perspective for the *Special Steel Division* presents a very similar picture, with sustained demand in the energy sector, plant and machinery construction, the chemicals and petrochemical sectors, and aircraft construction, in particular ensuring continued positive development can be expected in all business areas. Only in North America, and especially in tool steel, there is still no indication of a trend reversal

following the marked cooling of the economy in the previous year. The situation is made even more difficult here due to the weakness of the U.S. dollar.

The *Railway Systems Division* continues to benefit from excellent global demand in all railway infrastructure segments. The good development recorded in previous years in both the rail and switches segment is therefore expected to continue, regardless of further increases in raw materials prices. The same also holds true for the wire area, where the high-quality segment in particular shows no signs of market weakness. The previous year's downward trend in the seamless pipe sector has come to an end, and there are indications that the market will instead see some relief in coming months.

The *Profilform Division* is also expected to remain stable at a high level. This applies in particular to Europe, where there are signs of additional growth stimulus coming from the markets in Central and Eastern Europe, driven mainly by the enormous convergence gap that still remains in terms of infrastructure, and transport and warehousing technology. The economic weakness in North America is having little effect on the key activity fields of the Profilform Division, in particular aviation and commercial vehicle manufacturing, and is nevertheless more than offset by the very positive performance achieved following the entry into the Brazilian market.

The previous upward trend is expected to continue in the *Automotive Division* due to the generally sustained favorable market environment in Europe. Aggressive market cultivation together with systematic portfolio adjustment requiring a focus on increasingly sophisticated vendor parts will be used to further strengthen the position of the division. On the cost side, similar to the Profilform Division, the difficulty of estimating prematerials prices for the upcoming quarters also creates a certain element of uncertainty.

Given the sustained favorable development of the economic environment for all five divisions of the *voestalpine Group*, current indications are that—in spite of the enormous increases in commodity prices and the difficulties of assessing the economic situation in the last quarter of the financial year—the Group's operating profit in 2008/09 will be of the same magnitude as in the year under review.

Steel Division

Key figures of Steel Division

In millions of euros

	2006/07	2007/08
Revenue	3,680.1	3,942.8
EBITDA	728.4	891.6
EBITDA margin	19.8%	22.6%
EBIT	544.1	684.4
EBIT margin	14.8%	17.4%
Employees	9,592	9,829

Customers of Steel Division

As percentage of divisional revenue
Business year 2007/08


16%
Energy industry
8%
White goods
19%
Building & construction subsuppliers
24%
Civil & mechanical engineering
7%
Other
26%
Automotive

Markets of Steel Division

As percentage of divisional revenue
Business year 2007/08


29%
Austria
6%
Asia
19%
Rest of Europe
4%
Poland
3%
Rest of world
21%
Germany
14%
Italy
4%
Benelux

Highlights

- Revenues increase by [illegible] from EUR 3 080 million to EUR 3 943 million
- [illegible] rises by almost 29% from EUR [illegible] million to EUR 684 million and EBIT margin rises from 14.8% to 17.4%
- Increased demand and higher prices more than compensate for increases in raw materials prices.
- Revenues and profits at new record levels thanks to outstanding business development

Market environment and business development

High demand and prices resulted in continued excellent development in the global steel industry during the course of financial year 2007/08.
In 2007, the worldwide increase in the demand for steel caused world steel production to increase by 8% from 1.24 billion tons to a new record of 1.34 billion tons. As before, the driving force behind this growth came from the Asian region, particularly China, where production rose 15.6% to 489 million tons. On the other hand, production in the European Union countries (EU-27) increased by a comparatively moderate 1.7% to a total of 210 million tons. This was primarily due to temporary, relatively high growth in imports during the second half of the year.

This rise in production was partially offset by further increases in the market prices of raw materials. *(For more information, see the "Raw Materials and Energy" section of the Management Report.)* It was possible, however, to raise prices accordingly during the financial year to more than compensate for the increase in raw materials costs.

High inventory levels caused by imports towards the end of the year dropped to a normal level in the first few months of 2008 due to a decrease in imports – primarily from China – and high demand within the European market.

Without exception, the economic situation was favorable in all of the customer industries during the year under review. The demand for high-quality steel grades was driven by production increases in the European automotive and household appliance industries and the good order situation in the building and building supply industries. Excellent development was also recorded in the pipe and profile areas, as well as radiators. The energy area also remained strong, with continued high demand for high-quality heavy plates and foundry products (turbine construction).

Development of key figures

The effects of the excellent market environment and corresponding favorable changes in demand and prices in all product areas are shown in the business development of the Steel Division by the sizeable growth in revenues and profits, bringing them to new record levels.

Revenues rose to EUR 3,942.8 million, representing an increase of 7.1% over the previous year (EUR 3,680.1 million). Profit from operations *(EBIT)* improved by almost 26% from EUR 544.1 million to EUR 684.4 million. A significant increase in the *EBIT margin* from 14.8% to 17.4% made the Steel Division the most profitable business area in the voestalpine Group in financial year 2007/08, replacing the Railway Systems Division which held this position for the previous two years.
Both, the largest segment, strip products, and the heavy plate area contributed to this latest increase in profits. Aside from further improvement in the product mix – investments aimed towards increasing capacities for high-quality grades, with corresponding margins – and systematic continuation of cost optimization measures, the above-average growth in profits was mainly due to the fact that average revenues were around 8% higher than in the previous year.

After a temporary decrease in profits in the 3rd quarter of the financial year, resulting mainly from a drop in production due to planned plant stoppages, 4th quarter profits rose again to a significantly higher level. This was due both to the fact that production and deliveries were higher than the immediately preceding quarter, as well as the increase in the price level resulting from the entry into force of new agreements concluded at the beginning of the year.

As of March 31, 2008, the Steel Division had 9,829 *employees*, representing an increase of 2.5% over the previous year (9,592), which was primarily the result of new hiring due to investments made. Apprentice training was also further accelerated in financial year 2007/08. The number of young apprentices being trained to meet the needs of the Group in Austria's largest, most modern apprenticeship workshop at the Linz location rose 12.4% over the previous year from 434 to 488.

Quarterly development

	1st Quarter 2007/08	2nd Quarter 2007/08	3rd Quarter 2007/08	4th Quarter 2007/08	BY 2007/08
Revenue	964.7	949.7	949.0	1,079.4	3,942.8
EBITDA	235.8	234.5	192.2	229.1	891.6
EBITDA margin	24.4%	24.7%	20.3%	21.2%	22.6%
EBIT	186.8	182.5	139.5	175.6	684.4
EBIT margin	19.4%	19.2%	14.7%	16.3%	17.4%
Employees	9,621	9,650	9,712	9,829	9,829

In millions of euros

Special Steel Division[1]

Key figures of Special Steel Division

In millions of euros

	2007/08	2007/08 pro-forma pre ppa
Revenue	2,758.5	2,758.5
EBITDA	306.8	438.8
EBITDA margin	11.1%	15.9%
EBIT	5.8	356.2
EBIT margin	0.2%	12.9%
Employees	15,453	15,453

Customers of Special Steel Division

As percentage of divisional revenue
Business year 2007/08



24% Automotive
16% Energy industry
5% Building & construction subsuppliers
11% White goods
11% Other
28% Civil & mechanical engineering
5% Aviation industry

Markets of Special Steel Division

As percentage of divisional revenue
Business year 2007/08



4% France
31% Germany
5% Austria
5% Rest of world
9% America
6% Italy
21% Rest of Europe
11% Asia
8% Brazil

Highlights

- Since its initial consolidation in July [illegible], the Special Steel Division contributed revenues of EUR [illegible] million and achieved an EBIT of EUR [illegible] million on a stand-alone basis.
- The Special Steel Division continued to follow its growth path without interruption, generating new record levels in revenues and profits.
- Excellent growth in the economy with a stable high level of demand in all markets, customer industries and product segments ensure continuous full capacity operation.

Market environment and business development

The year under review was marked by excellent business development of the BÖHLER-UDDEHOLM Group (Special Steel Division) in all major product segments and regions, especially the European markets (in particular Germany), and the growth markets in Asia and South America. The only exception was North America, where the market for tool steel and a number of other special product segments continued to weaken.

The Special Steel Division recorded a significant increase in demand by practically all of the major customer industries, in particular energy, oil field equipment, chemicals and petrochemicals, plant and machinery construction, and aviation. Total orders received by the division increased further over the previous year, resulting in sustained full capacity operation in all production facilities (which had been expanded by extensive investments during the year).
However, foreign currency translation had a negative effect due to unfavorable euro exchange rates, which continued to worsen during the course of the year. This was especially true of the U.S. dollar, as well as the Brazilian real and Swedish krona.
On the other hand, the very sharp increase in some alloy prices during the reporting period could be passed on to the market using "alloy pricing schedules" (alloy price increases passed directly to the customer).

The excellent situation in the market for tool and mould making and engineering led to corresponding increases in sales volumes at good, stable prices in the division's largest segment, *High Performance Metals*, generating a significant overall increase in sales and profits. The same applied to the *Welding Consumables* business area, where demand was primarily driven by plant and power plant construction, petrochemicals, agricultural machinery manufacturing, and the offshore segment.

The *Precision Strip* segment, which benefited in particular from highly dynamic growth in the European metal processing industry, also showed a significant increase in sales and profits, and showed the highest profitability of all business areas in the Special Steel Division during the year under review.

[1] For explanatory remarks on the purchase price allocation (ppa) please refer to the inside cover page.

The *Special Forgings* business segment, which bundles all forging activities, also achieved significant increases in sales, profits and profitability compared to the previous year. Good demand volume and a high price level, particularly in the aircraft construction, energy generation and commercial vehicle manufacturing sectors, more than compensated for the losses due to unfavorable euro exchange rates in this business area, which generates approximately 40% of its sales in the dollar area.

Development of key figures

A highly favorable market environment led to significant increases in revenues and profits in all four of the business areas in the Special Steel Division. *Revenues* reached a new 9-month record of EUR 2,758.5 million during the consolidation period (July 1, 2007, to March 31, 2008), resulting from both significantly increased deliveries in all markets and an increase in the average price level over the previous year.

The *EBIT* of EUR 356.2 million (on a stand-alone basis, i.e., not including ppa) for the nine-month period following initial consolidation also exceeded the previous 9-month record, and resulted from significant growth in all business areas. However, due to the accounting effects of ppa, voestalpine AG's consolidated financial statements only report an EBIT of EUR 5.8 million for the Special Steel Division.

The *EBIT margin* was 12.9% before ppa and 0.2% after ppa.

The Special Steel Division had 15,453 *employees* worldwide at the end of financial year 2007/08, with the majority (approximately 11,100) employed at locations outside of Austria. In addition, 437 young persons are being trained by the companies in the BÖHLER-UDDEHOLM Group, primarily in Austria and Germany.

Purchase price allocation

Inventory turnover and high write-downs of the assets recognized during ppa decreased the EBIT of the Special Steel Division by around EUR 350 million, which is detailed in the chart on the following page.

The second chart shows the projected effect on profits in future financial years. Due to the discontinuation of the short-term effects in the area of inventories and orders on hand, the effect on profits can be expected to drop off rapidly over the coming years.

Purchase price allocation as at March 31, 2008

In millions of euros


356
27
63
68
60
132
6
EBIT Special Steel Division before ppa
Tangible fixed assets
Techno-logy
Customer relations
Orders
Inventories
EBIT Special Steel Division after ppa

Projected effects of ppa on EBIT and EBITDA in future financial years

In millions of euros


EBIT
EBITDA
350
132
225
33
116
67
45
24
2
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14

Quarterly development

	1st Quarter 2007/08	2nd Quarter 2007/08	3rd Quarter 2007/08	4th Quarter 2007/08	BY 2007/08
Revenue	–	907.6	908.3	942.6	2,758.5
EBITDA	–	103.2	106.3	97.3	306.8
pre ppa	–	149.4	152.5	136.9	438.8
EBITDA margin	–	11.4%	11.7%	10.3%	11.1%
pre ppa	–	16.5%	16.8%	14.5%	15.9%
EBIT	–	2.8	4.1	–1.1	5.8
pre ppa	–	122.8	124.1	109.3	356.2
EBIT margin	–	0.3%	0.5%	–0.1%	0.2%
pre ppa	–	13.5%	13.7%	11.6%	12.9%
Employees	–	15,053	15,217	15,453	15,453

In millions of euros

Railway Systems Division

Key figures of Railway Systems Division

In millions of euros

	2006/07	2007/08
Revenue	2,056.3	2,211.4
EBITDA	424.7	402.8
EBITDA margin	20.7%	18.2%
EBIT	337.5	315.3
EBIT margin	16.4%	14.3%
Employees	7,523	7,827

Customers of Railway Systems Division

As percentage of divisional revenue
Business year 2007/08


4%
Civil & mechanical engineering
15%
Energy industry
59%
Railways
15%
Automotive
2%
Warehousing and conveyor technology
1%
Other
4%
Building & construction subsuppliers

Markets of Railway Systems Division

As percentage of divisional revenue
Business year 2007/08


7%
Benelux
28%
Germany
12%
Austria
7%
Rest of world
9%
Asia
20%
Rest of Europe
5%
Italy
12%
America

Highlights

- Revenues [illegible] from EUR [illegible] million to EUR [illegible] million
- Despite a small decrease [illegible] of EUR [illegible] million and [illegible] margin of [illegible] %, remain at very high levels
- Further increase in output and profit in the rail technology, switching equipment and wire business areas due to an excellent market environment came close to compensating for the weaker development in seamless tubes

Market environment and business development

Financial year 2007/08 was marked by an outstanding market situation, both for railway and wire operations as well as semi-finished steel products (billets, blooms). Development in the seamless tubes area was noticeably weaker than in the previous boom years, but still proceeded at a good level.

The pick-up in railway infrastructure activities that was already starting to show in the previous financial year gained further momentum both in Europe and international markets. As a result, the increasing demand for premium rails could only be satisfied by further increases in production and productivity in the new rail rolling mill (Donawitz), while growth in switching equipment was driven by export projects to overseas markets and the innovative hytronics area.

In the steel business area, as was the case for the industry as a whole, the demand for billets and blooms exceeded the production capacity of the processing companies in both the division as well as the external market. This occurred even though measures to increase production maintained output at close to the previous year's level notwithstanding the renewal (deployment) of a blast furnace in the summer of 2007.

The environment in the quality wire area was also highly positive. Due to high demand, deliveries increased further over the previous year, which in conjunction with sustained good price levels again led to high profits. The development of this area was also positively influenced by the synergies between the two Austrian locations and the German wire processing company acquired during the previous year.

The years of sustained profitability in the seamless tube segment attracted many new, predominantly Asian providers to enter the market, which accordingly led to price pressures on the standard grades. As a result, this business area recorded a significant drop in overall sales and profits compared to the absolute all-time highs achieved in the previous year. In addition to the new competitors, the further decline in the value of the U.S. dollar and a drop in momentum in some markets also contributed to the weaker performance. However, by systematically focusing on specialty products, the profit and margin of the seamless tube business area also attained the positive level of previous years.

Development of key figures

The differences in business development between areas create a mixed picture in terms of revenue and profits at the division level. While *revenues increased* by 7.5% from EUR 2,056.3 million to EUR 2,211.4 million, *EBIT* decreased slightly by 6.6% from EUR 337.5 million to EUR 315.3 million.

The increase in revenue resulted from higher sales volumes in the rail infrastructure, switching equipment and wire areas, as well as price increases due to higher raw materials costs passed on to customers.

In contrast, the additional increases in EBIT for rails and switches and the stable high level for wires were unable to fully compensate for the decrease in the seamless tube business area. If allowance is made for the decrease in profits resulting from outside purchases of pre-materials for rail production, which were required due to the shortfall caused by deployment of a blast furnace, almost the same profit would have been achieved as in the previous year.

The combined effects of the increase in revenue and slight decrease in profits led to a slightly weaker *EBIT margin* of 14.3% for the Railways Systems Division in financial year 2007/08 as compared to the previous year (16.4%).

The division had 7,827 *employees* at the end of financial year 2007/08. The 4% increase over the previous year (7,523) primarily resulted from the excellent employment trend due to an increase in orders, which was predominately in the VAE Group. The majority of the division's employees (4,278 versus 4,078) were employed outside of Austria as at the balance sheet date.

The number of apprentices also increased further in the year under review (from 210 to 219 youths). They were predominately trained at the Austrian and German production sites.

Quarterly development

	1st Quarter 2007/08	2nd Quarter 2007/08	3rd Quarter 2007/08	4th Quarter 2007/08	BY 2007/08
Revenue	585.5	543.6	513.9	568.4	2,211.4
EBITDA	115.1	105.4	93.5	88.8	402.8
EBITDA margin	19.7%	19.4%	18.2%	15.6%	18.2%
EBIT	93.7	83.5	71.6	66.5	315.3
EBIT margin	16.0%	15.4%	13.9%	11.7%	14.3%
Employees	7,656	7,751	7,775	7,827	7,827

In millions of euros

Profilform Division

Key figures of Profilform Division

In millions of euros

	2006/07	2007/08
Revenue	969.5	1,138.7
EBITDA	173.3	186.8
EBITDA margin	17.9%	16.4%
EBIT	145.6	158.7
EBIT margin	15.0%	13.9%
Employees	3,314	3,794

Customers of Profilform Division

As percentage of divisional revenue
Business year 2007/08



23%
Other
18%
Warehousing and conveyor technology
2%
Energy industry
20%
Automotive
4%
Civil & mechanical engineering
33%
Building & construction subsuppliers

Markets of Profilform Division

As percentage of divisional revenue
Business year 2007/08



11%
Benelux
7%
Rest of world
16%
Great Britain
20%
Other Europe
19%
Germany
13%
France
6%
Austria
8%
America

Highlights

- Revenues rise above EUR 1 billion for the first time.
- Record profit achieved in the previous year increases a further [illegible] million
- Business activity in the division's key sectors and market regions leads to increased deliveries in all product areas
- By making further acquisitions, the division sustainably expands its market position in North America and enters the high-growth market in South America.

Market environment and business development

The increase in business activity, particularly in Europe (including Eastern Europe), and an extremely high, stable level of demand from all customer industries were the primary drivers of growth for the Profilform Division in financial year 2007/08. The division recorded a significant increase in revenues and a further improvement in profit, to once again surpass the records achieved in the previous year.

In addition to the positive market environment, these increases were also partly due to the increased production and sales volumes made possible by accelerated investments in capacity expansion at almost all production locations, which enabled the increased demand for high-quality special profiles and tailored sections as well as warehouse logistics systems to be met.

In conjunction with the division's strong market position, these higher volumes translated into higher revenues, which in turn compensated for the increased costs of starting materials – especially steel – and led to a further increase in profit. The division continued to systematically pursue its globalization strategy in financial year 2007/08 with acquisitions in the U.S. and Brazil, facilitating the Company's entry into the key South American growth market. The division now has more than 16 production locations in close proximity to its customers in Europe, Russia, the U.S. and Brazil.

Development of key figures

The regional expansion of business activities in North and South America, together with higher deliveries and increased prices for pre-materials, increased sales by 17.5% over

the previous year from EUR 969.5 million to EUR 1,138.7 million. This is the first time revenue exceeded the EUR 1 billion mark.

The *EBIT* of EUR 158.7 million achieved by the division in financial year 2007/08 was also the highest in its history, and represents a 9% increase over the previous year (EUR 145.6 million). In spite of increased prices for pre-materials, the EBIT margin of 13.9% remained close to the previous year's level (15.0%).

The two companies acquired during the financial year, Sharon Custom Metal Forming Inc. (U.S.A.) and Meincol Distribuidora de Aços S.A. (Brazil), were first consolidated in January 2008 and contributed a total of EUR 35 million to the revenue of the division.

The division had 3,794 *employees* as of March 31, 2008, representing an increase of 14.5% over the previous year (3,314). This increase was predominantly due to the acquisitions. The overwhelming majority of these employees (2,927) were employed at locations outside of Austria. The division also had 141 youths in training at the end of financial year 2007/08. This represents an increase of 14.6%, which is primarily due to both the expansion of apprenticeship training at Austrian locations and the company acquisition in Brazil.

Quarterly development

	1st Quarter 2007/08	2nd Quarter 2007/08	3rd Quarter 2007/08	4th Quarter 2007/08	BY 2007/08
Revenue	280.6	273.6	268.2	316.3	1,138.7
EBITDA	44.6	46.1	46.6	49.5	186.8
EBITDA margin	15.9%	16.9%	17.4%	15.7%	16.4%
EBIT	38.1	39.3	40.0	41.3	158.7
EBIT margin	13.6%	14.4%	14.9%	13.0%	13.9%
Employees	3,343	3,383	3,356	3,794	3,794

In millions of euros

Automotive Division[1]

Key figures of Automotive Division

In millions of euros

	2006/07*	2007/08
Revenue	714.4	947.5
EBITDA	84.1	114.7
EBITDA margin	11.8%	12.1%
EBIT	41.2	60.2
EBIT margin	5.8%	6.4%
Employees	3,787	4,144

* Retrospectively adjusted

Customers of Automotive Division

As percentage of divisional revenue
Business year 2007/08


74%
Automotive
14%
Building & construction subsuppliers
10%
Other
2%
White goods

Markets of Automotive Division

As percentage of divisional revenue
Business year 2007/08


59%
Germany
4%
Austria
4%
Rest of world
4%
Benelux
17%
Other Europe
6%
France
6%
Great Britain

Highlights

- Revenue, profits and EBIT margin reached their highest values since formation of the division
- Revenue increased nearly 33% to EUR 947.5 million
- EBIT rose by [illegible] to EUR [illegible] million and EBIT margin rose above 8% for the first time to reach 8.4%
- Order situation is good and newly acquired companies have been integrated successfully
- Systematic portfolio adjustment creates sustainable increase in division profitability

Market environment and business development

Global automobile production and sales both rose by approximately 5% in 2007, thereby reaching a new record level. The production increase of 6% in Europe was above the worldwide average. The sustained dynamic growth of approximately 18% in East and South East Europe (including Russia and Turkey) and the turnaround in West Europe, where production increased by almost 2.5% after a previous downward trend (production was still decreasing by 1.6% in 2006) both contributed to this result.
Good growth in demand was offset by further increases in the prices of starting materials, which could only be passed on to customers to a limited extent due to a simultaneous increase in cost pressure applied by OEMs[2]. One of the results of this was a further acceleration of consolidation in the automotive supply industry during the year under review.

Good growth in the European automotive industry (the most relevant sector for the voestalpine Group) led to a correspondingly high level of orders received in all segments of the Automotive Division. The laser-welded blank, precision part and safety components segments in particular showed sustained positive growth during financial year 2007/08.

Development of key figures

Business development was mainly influenced by the favorable market environment and continued efforts to focus activities on the technology-intensive steel-materials-related areas.

As a result of above-average increases in revenue and profits over the previous year, the Automotive Division achieved its highest revenues and by far best profits since its establishment in 2001.

Revenues rose by 32.6% from EUR 714.4 million to EUR 947.5 million in financial year 2007/08. In addition to organic growth in the laser-welded blank, precision part and safety component segments, the growth in sales was mainly due to first-time full consolidation of the German companies Gut-

[1] Retrospectively adjusted.
[2] Original Equipment Manufacturers, automobile manufacturers.

brod Stanz- und Umformtechnik GmbH, Gutbrod Schmölln GmbH, voestalpine Hügel GmbH & Co. KG and the Dancke Group acquired in the previous year. Versus the previous financial year, these acquisitions contributed EUR 191.1 million in sales growth.

On the other hand, these figures no longer include the plastics operations of the division or the French company Amstutz Levin & Cie. The decision to divest these companies as part of the portfolio adjustment was made in the 4th quarter of financial year 2007/08. The companies are therefore shown as "discontinued operations" in the 2007/08 annual financial statements. (Details are provided in the "Acquisitions and Divestments" section and in the letter to shareholders on the first three quarters of financial year 2007/08.)

The Automotive Division's *EBIT* rose by 46.1% over the previous year from EUR 41.2 million to EUR 60.2 million. The *EBIT margin* increased from 5.8% to a current value of 6.4%, thereby also reaching a new high.

Internal activities during the year under review were focused on integration of the above acquisitions. Firstly, with the acquired companies, series competence in the body structure and safety-related component areas was expanded and secondly, this also enabled a simultaneous significant regulation of capacity utilization cycles at the division-level.

The Automotive Division had *4,144 employees* as of March 31, 2008, representing an increase of 9.4% over the previous year (3,787) due to acquisitions and, to a great extent, also to an increase in orders. An overwhelming majority of approximately 87% of the employees are traditionally employed in international production locations.
The division also had 126 apprentices in training at the end of financial year 2007/08, the majority of which are in Germany.

Quarterly development

	1st Quarter 2007/08*	2nd Quarter 2007/08*	3rd Quarter 2007/08*	4th Quarter 2007/08	BY 2007/08
Revenue	230.6	219.1	228.5	269.3	947.5
EBITDA	28.0	29.3	28.4	29.0	114.7
EBITDA margin	12.1%	13.4%	12.4%	10.8%	12.1%
EBIT	13.4	15.2	15.3	16.3	60.2
EBIT margin	5.8%	6.9%	6.7%	6.1%	6.4%
Employees	3,987	4,033	4,074	4,144	4,144

* Retrospectively adjusted

In millions of euros

We let the results speak for themselves as we review the best financial year in our history. Success is not restricted to numbers only. It is the quality of the growth achieved that counts. By seizing opportunities we achieve sustainable value for our shareholders, clients and employees.

voestalpine AG

Consolidated Financial Statements 2007/08

Consolidated Financial Statements

Service

Report of the Supervisory Board on the 2007/08 financial year

In the 2007/08 financial year the Supervisory Board met eight times to perform the responsibilities incumbent upon it under the law and the articles of incorporation. The Management Board provided information both orally and in written form regarding the state of business and the situation of the company.

The Annual Financial Statement and the Group's Consolidated Financial Statement as of March 31, 2008 were audited by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Vienna, which was engaged as mandated by § 270 of the Austrian Commercial Code (Unternehmensgesetzbuch – UGB).

The audit showed that the accounting practices, the Annual Financial Statement and the Group's Consolidated Financial Statement conform to the statutory regulations and the provisions of the articles of incorporation. The audit also concluded that the provisions of § 269 of the Austrian Commercial Code were fully met so that the auditor issued an unqualified audit opinion.

There was no cause for any objections. The Annual Financial Statement was reviewed by the Audit Committee of the Supervisory Board in its meeting on June 4, 2008 and was forwarded to the Supervisory Board with the recommendation that it be approved. The Supervisory Board reviewed and approved the Annual Financial Statement and the Group's Consolidated Financial Statement, as well as the Management Report and the recommendation for the appropriation of earnings. The Annual Financial Statement is herewith deemed adopted pursuant to § 125 of the Austrian Stock Corporation Act (Aktiengesetz).

The Group's Consolidated Financial Statement was prepared in accordance with the current International Financial Reporting Standards (IFRS) and was also audited by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Vienna, and issued an unqualified audit opinion. The Supervisory Board took note of and approved the Group's Consolidated Financial Statement and the Consolidated Management Report.

It has been established that the 2007/08 financial year has ended with a net profit of EUR 354,000,000.00; it is being recommended that a dividend of EUR 2.10 per dividend-bearing share be paid to the shareholders and the remaining amount be carried forward.

The Supervisory Board



Dr. Joachim Lemppenau (Chairman)

Linz, June 4, 2008

voestalpine AG

Consolidated income statement 2007/08

	Notes	2006/07	2007/08
Revenue	1	**6,943,850**	**10,481,204**
Cost of sales		–5,153,261	–7,977,871
Gross profit		**1,790,589**	**2,503,333**
Other operating income	2	188,063	308,317
Distribution costs		–462,474	–866,099
Administrative expenses		–342,666	–468,224
Other operating expenses	3	–162,063	–324,749
Profit from operations (EBIT)		**1,011,449**	**1,152,578**
Share of profit of associates	4	16,461	28,707
Finance income	5	65,066	61,204
Finance costs	6	–116,543	–262,908
Profit before tax (EBT)		**976,433**	**979,581**
Income tax expense	7	–221,467	–202,485
Profit for the period from continuing operations		**754,966**	**777,096**
Discontinued operations	8	9,930	–25,155
Profit for the period		**764,896**	**751,941**
Attributable to:			
Equity holders of the parent		757,403	718,227
Minority interest		7,493	3,806
Share planned for hybrid capital owners		0	29,908
Basic earnings per share from continuing operations (euros)	28	**4.76**	**4.69**
Diluted earnings per share from continuing operations (euros)		**4.41**	**4.56**

In thousands of euros

voestalpine AG

Consolidated cash flow statement 2007/08

	Notes	2006/07	2007/08
Operating activities			
Profit for the period		764,896	751.941
Adjustments	24	354,472	646.147
Changes in working capital		–149,196	-262.333
Cash flows from operating activities		**970,172**	1,135,755
Investing activities			
Additions of other intangible assets, property, plant and equipment		–583,418	-871.057
Income from disposals of assets		24,047	41.064
Cash flows from changes in the consolidation range and acquisitions of minority interest		–47,272	-3.335.866
Additions of other financial assets		12,172	131.344
Cash flows from investing activities		**–594,471**	-4,034,515
Financing activities			
Dividends paid		–122,743	-234.758
Dividends paid to minority interest/other changes in equity		–4,363	859
Acquisitions/disposals of own shares		–225,675	-192.106
Hybrid capital		0	992.096
Borrowing/repayment of financial liabilities		–183,695	2.297.869
Cash flows from financing activities		**–536,476**	2,863,960
Net decrease/increase in cash and cash equivalents		**–160,775**	-34,800
Cash and cash equivalents, beginning of year		513,228	356.135
Net exchange differences		3,682	10.557
Cash and cash equivalents, end of year	16	**356,135**	331,892

In thousands of euros

voestalpine AG

Consolidated balance sheet for the year ended March 31, 2008

Assets

	Notes	03/31/2007*	03/31/2008
A. Non-current assets			
Property, plant and equipment	9	2,660,781	4,001,665
Goodwill	10	316,714	1,403,387
Other intangible assets	11	103,306	768,408
Investments in associates	12	85,967	108,002
Other financial assets	12	81,250	103,726
Deferred tax assets	13	118,000	393,180
		3,366,018	**6,778,368**
B. Current assets			
Inventories	14	1,421,717	3,011,079
Trade and other receivables	15	1,293,772	2,232,787
Other financial assets	12	389,872	247,666
Cash and cash equivalents	16	356,135	331,892
		3,461,496	**5,823,424**
Total assets		**6,827,514**	**12,601,792**

* Insignificant assets and liabilities from discontinued operations are separated in the Notes.

In thousands of euros

Equity and liabilities

	Notes	03/31/2007*	03/31/2008
A. Equity			
Share capital		287,784	298,756
Capital reserves		398,939	470,633
Hybrid capital		0	992,096
Reserve for own shares		–181,810	–272,304
Other reserves		–105,449	–188,720
Retained earnings		2,429,488	2,734,942
Equity attributable to equity holders of the parent		2,828,952	4,035,403
Minority interest		53,348	253,894
	17	**2,882,300**	**4,289,297**
B. Non-current liabilities			
Pensions and other employee obligations	18	566,093	839,348
Provisions	19	20,989	69,038
Deferred tax liabilities	13	85,273	361,049
Financial liabilities	20	739,583	1,262,881
		1,411,938	**2,532,316**
C. Current liabilities			
Provisions	19	240,608	403,090
Tax liabilities		175,884	198,650
Financial liabilities	20	629,564	3,031,674
Trade and other payables	21	1,487,220	2,146,765
		2,533,276	**5,780,179**
Total equity and liabilities		**6,827,514**	**12,601,792**

* Insignificant assets and liabilities from discontinued operations are separated in the Notes.

In thousands of euros

voestalpine AG
Statement of recognized income and expense 2007/08

	Share capital	Capital reserves	Hybrid capital	Reserve for own shares	Translation reserve
2006/07					
Hedge Accounting	0	0	0	0	0
Currency translation	0	0	0	0	–6,048
Actuarial gains/losses (including deferred tax)	0	0	0	0	0
Total income and expense for the year recognized directly in equity	**0**	**0**	**0**	**0**	**–6,048**
Profit for the period	0	0	0	0	0
Total income and expense for the year	**0**	**0**	**0**	**0**	**–6,048**
2007/08					
Hedge Accounting	0	0	0	0	0
Currency translation	0	0	0	0	–64,497
Actuarial gains/losses (including deferred tax)	0	0	0	0	0
Total income and expense for the year recognized directly in equity	**0**	**0**	**0**	**0**	**–64,497**
Profit for the period	0	0	0	0	0
Total income and expense for the year	**0**	**0**	**0**	**0**	**–64,497**

voestalpine AG
Statement of changes in equity 2007/08

Balance as of April 1, 2006	**287,784**	**470,843**	**0**	**–831**	**4,353**
Total income and expense for the year	**0**	**0**	**0**	**0**	**–6,048**
Own shares acquired/disposed	0	4,215	0	–180,979	0
Dividends	0	0	0	0	0
Convertible bond	0	–48,910	0	0	0
Share-based payment	0	16,727	0	0	0
Other changes	0	–43,936	0	0	147
Balance as of March 31, 2007 = Balance as of April 1, 2007	**287,784**	**398,939**	**0**	**–181,810**	**–1,548**
Total income and expense for the year	**0**	**0**	**0**	**0**	**–64,497**
Own shares acquired/disposed	0	–66,917	0	–90,494	0
Dividends	0	0	0	0	0
Hybrid capital	0	0	992,096	0	0
Capital increase	10,972	90,674	0	0	0
Share-based payment	0	17,209	0	0	0
Other changes	0	30,727	0	0	0
Balance as of March 31, 2008	**298,756**	**470,633**	**992,096**	**–272,304**	**–66,045**

Other reserves					
Hedging reserve	Actuarial gains (+)/losses (–)	Retained earnings	Total attributable to equity holders of the parent	Minority interest	Total equity
–1,428	0	0	–1,428	107	–1,321
0	0	0	–6,048	–774	–6,822
0	–9,217	0	–9,217	–28	–9,245
–1,428	**–9,217**	**0**	**–16,693**	**–695**	**–17,388**
0	0	757,403	757,403	7,493	764,896
–1,428	**–9,217**	**757,403**	**740,710**	**6,798**	**747,508**
–20,022	0	0	–20,022	927	–19,095
0	0	0	–64,497	–7,188	–71,685
0	1,247	0	1,247	–1,251	–4
–20,022	**1,247**	**0**	**–83,272**	**–7,512**	**–90,784**
0	0	748,135	748,135	3,806	751,941
–20,022	**1,247**	**748,135**	**664,863**	**–3,706**	**661,157**
5,084	**–98,332**	**1,817,250**	**2,486,151**	**61,138**	**2,547,289**
–1,428	**–9,217**	**757,403**	**740,710**	**6,798**	**747,508**
0	0	0	–176,764	0	–176,764
0	0	–122,743	–122,743	–4,363	–127,106
0	0	0	–48,910	0	–48,910
0	0	–5,545	11,182	60	11,242
0	–8	–16,877	–60,674	–10,285	–70,959
3,656	**–107,557**	**2,429,488**	**2,828,952**	**53,348**	**2,882,300**
–20,022	**1,247**	**748,135**	**664,863**	**–3,706**	**661,157**
0	0	0	–157,411	0	–157,411
0	0	–234,758	–234,758	–2,744	–237,502
0	0	0	992,096	0	992,096
0	0	0	101,646	0	101,646
0	0	0	17,209	132	17,341
1	0	–207,923	–177,195	206,865	29,670
–16,365	**–106,310**	**2,734,942**	**4,035,403**	**253,894**	**4,289,297**

In thousands of euros

voestalpine AG

Notes to the consolidated financial statements 2007/08

A. General information and corporate purpose

The corporate purpose of voestalpine AG and its Group companies (hereinafter referred to as the "Group") is primarily the production, processing and distribution of materials made of steel, research and development in the area of metallurgy, metal processing and matérials technology.

voestalpine AG is the Group's ultimate parent company who prepares the consolidated financial statements. It is registered in the commercial register of Linz and has its registered office in Linz. voestalpine AG's company address is voestalpine-Strasse 1, 4020 Linz, Austria. The shares of voestalpine AG are listed on the stock exchange in Vienna, Austria.

The consolidated financial statements for the year ended March 31, 2008 (including comparative figures for the year ended March 31, 2007) have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standard Board (IASB) and adopted by the European Union.

The consolidated financial statements are presented in euros (= functional currency of the parent company) rounded to the nearest thousand.

The consolidated income statement has been prepared using cost of sales method.

The consolidated financial statements were approved by the Management Board of voestalpine AG on May 19, 2008.

B. Summary of accounting policies

General information

With one exception, the accounting policies used for the 2006/07 consolidated financial statements continue to apply. Put options granted to minority shareholders are recognized at fair value as liabilities for the first time. The consolidated financial statements for the year ended March 31, 2007, were restated appropriately.

The financial figures for the previous year were also adjusted retroactively in accordance with IFRS 5 to take into account a decision to divest four companies. In addition, a purchase price allocation performed in business year 2006/07 was restated within the twelve-month period following the acquisition date as required under IFRS 3.

In the total sums of rounded amounts and ratios, calculation differences may occur through the use of automatic calculation programs.

Consolidation methods

The annual financial statements of fully consolidated or proportionately consolidated entities are prepared using uniform accounting policies. For entities included using the equity method, local accounting policies and different balance sheet dates are maintained if the relevant amounts are immaterial.

In the case of initial consolidation, assets, liabilities and contingent liabilities are measured at market value on the date of acquisition. Any excess of the cost of acquisition over net asset value is recognized as goodwill. Any deficiency of the cost of acquisition below net asset value is recognized as income in the period of acquisition. Hidden reserves or charges attributable to minority shareholders are allocated as well.

All intra-group profits, receivables and payables, income and expenses are eliminated.

Foreign currency translation

In accordance with IAS 21, annual financial statements in foreign currencies that are included in the consolidated financial statements are translated into euros using the functional currency method. The relevant national currency is the functional currency in all cases since these entities operate independently from a financial, economic and organizational perspective. Assets and liabilities have been translated using the exchange rate on the balance sheet date. Income and expenses have been translated using the average exchange rate for the business year.

Equity is translated using the historical exchange rate. Currency translation differences are recognized directly in equity in the currency translation reserve.

In the separate financial statements of consolidated entities, foreign currency transactions are translated into the functional currency of the entity using the exchange rate on the date of the transaction. Foreign exchange gains and losses resulting from translation on the transaction date and balance sheet date are recognized in the consolidated income statement.

Currency exchange rates (ECB fixing) of key currencies have changed as follows:

Closing exchange rate	03/31/2007	03/31/2008
USD	1.3318	1.5812
GBP	0.6798	0.7958

Average annual rate	2006/07	2007/08
USD	1.2828	1.4179
GBP	0.6779	0.7063

Estimates

The preparation of consolidated financial statements in conformity with IFRS requires estimates and assumptions that affect the reported amounts of assets, provisions, liabilities, income and expenses. Actual amounts may differ from these estimates. Estimates are made with the intention of adhering to the "true and fair view" principle.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimate is revised.

Recognition of revenues and expenses

Revenues arising from the provision of goods and services are realized when all material risks and opportunities arising from the goods or services provided have passed over to the buyer. Operating expenses are recognized when goods or services are used, or when the expense is incurred.

Investment grants are treated as deferred items and recognized as income over the useful life of the asset. Cost subsidies are recognized according to the period in which the associated expenses are recognized. Government grants of EUR 11.6 million (2006/07: EUR 22.7 million) for investments, research and development, and promotion of job opportunities were recognized as income during the reporting period. Expenses for research and development were EUR 92.9 million (2006/07: EUR 66.0 million) in business year 2007/08.

Borrowing costs

All borrowing costs are expensed as incurred.

Property, plant and equipment

Property, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and any impairment losses.

The construction costs of self-constructed property, plant and equipment includes direct costs and an appropriate portion of materials and production overheads. Borrowing costs are recognized as expenses in the period in which they are incurred.

Depreciation is charged on a straight-line basis over expected useful lives. Land is not depreciated. The expected useful lives are as follows:

Buildings	2.0 – 20.0%
Plant and equipment	3.3 – 25.0%
Fixtures and fittings	5.0 – 20.0%

Investment property is carried at depreciated cost.

Leasing

Leases are treated as finance leases when these are viewed commercially as asset purchases with long-term financing. All other leases are treated as operating leases. Lease payments under operating leases are shown as expenses in the consolidated income statement.

Assets held under finance leases are initially recognized as Group assets at the lower of market value or the present value of the minimum lease payments as determined at the beginning of the lease. The corresponding liability to the lessor is shown in the consolidated balance sheet under finance lease obligations.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as comparable acquired assets or, where shorter, over the term of the relevant lease. The Group does not act as a lessor.

Goodwill

All corporate acquisitions are accounted for by applying the purchase price method. Goodwill arises from the acquisition of subsidiaries and associates.

Goodwill is allocated to cash-generating units and, in accordance with IFRS 3, is not amortized, but tested at least annually for impairment. The carrying amount of investments in associates also includes the carrying amount of goodwill.

Negative goodwill arising from an acquisition is immediately recognized as income.

On disposal of a subsidiary or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Other intangible assets

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized as an expense as incurred. In accordance with IAS 38.57, development expenditure is capitalized if the relevant criteria are satisfied. Expenditure on internally generated goodwill and brands is immediately recognized as an expense as incurred.

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization and impairment. Amortization is charged on a straight-line basis over the expected useful life of the asset (up to twelve years).

Impairment testing of goodwill, other intangible assets and property, plant and equipment

Cash-generating units that include goodwill and other intangible assets with indefinite useful lives are tested for impairment at least annually. All other assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purposes of assessing impairment, assets are grouped at the lowest levels at which cash flows are independently generated (cash-generating units). Goodwill is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which the management monitors cash flows.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. The recoverable amount is the greater of the fair value less cost to sell and value in use. Impairment losses recognized in respect of cash-generating units to which goodwill has been allocated are first applied against the carrying amount of goodwill. Any remaining impairment loss reduces pro-rata the carrying amounts of the assets in the cash-generating unit.

With the exception of goodwill, impairment losses are reversed when previous indications of impairment no longer exist.

Investments in associates

The pro-rata results and equities of associates that are not of minor significance are included in the consolidated financial statements using the equity method.

Financial instruments

Derivative financial instruments are used exclusively for the hedging foreign exchange, interest rate and raw materials price risk (including CO_2). Derivatives are carried at fair value. Hedge accounting within the meaning of IAS 39 is used for the majority of derivative financial instruments. Gains or losses resulting from changes in the value of derivative financial instruments are recognized either as profit or loss or directly in equity, depending on whether a fair value hedge or cash flow hedge is involved.

Loans and receivables are carried at amortized cost. Securities met the criteria of

IAS 39.9 for the application of the fair value option, so they are recognized at fair value through profit and loss. There are no held-to-maturity financial instruments.

Other investments

Investments in subsidiaries, joint ventures and associates that are not included in these consolidated financial statements by full consolidation, proportionate consolidation or the equity method are reported under "other investments" at the lower of cost or market value.

Securities are carried at market value, using the fair value option. Changes in market value are recognized as profit or loss in the income statement.

Taxes on income

Income tax expense represents the sum of current and deferred tax. Current tax is based on taxable income and is calculated using currently applicable tax rates.

In accordance with IAS 12, all temporary valuation and accounting differences between tax values and consolidated financial statements are included in deferred taxes. Deferred tax assets on losses carried forward are capitalized to the extent that can be expected to be reversed within a foreseeable period.

The calculation of deferred taxes is based on the respective local income tax rates. Fixed future tax rates are also taken into account for deferred values.

Emission certificates

Emission certificates are measured at zero cost, as the rights have been allocated free of charge. As the projected emissions exceed the free of charge allocated emission certificates, for the year 2008 a proportional provision was stated and disclosed among the other provisions. The necessary certificates were measured using the average hedged price as at the balance sheet date.

Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value represents the estimated selling price less estimated costs of completion and estimated costs necessary to make the sale.

The cost of inventories of the same type is determined by the weighted average price method or similar methods. Cost includes directly attributable costs and all prorated

materials and production overheads based on normal capacity utilization. Interest costs and general administrative and sales expenses are not capitalized.

Trade and other receivables

Trade and other receivables are stated at nominal value. Credit insurance is acquired to cover individually identifiable risks. Non-interest or low-interest-bearing receivables with a remaining period of more than one year are recognized at their discounted present value.

For construction contracts, the percentage of completion method is used to realize profit over time based on a reliable estimate of the degree of completion, total costs and total revenues.

Accruals and deferrals are reported under other receivables and other liabilities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash at banks and checks and are carried at market value.

Pensions and other employee obligations

Pensions and other employee obligations include provisions for post-employment benefits, pensions and long-service bonuses and are recognized in accordance with IAS 19 using the projected-unit-credit-method.

Employees of Austrian entities who began their employment before January 1, 2003, receive a lump-sum payment if their employment is terminated by the employer or if they retire. The size of the payment is dependent on the number of years of service and the employee's salary or wages at the time employment ends. For employees whose began their employment after December 31, 2002, this obligation has been converted into a defined contribution system. These payments to external employee pension funds are recognized as expenses.

Both defined contribution and defined benefit pension plans exist within the Group (in Austria and the Netherlands in particular). Defined contribution plans involve no additional future obligations after the payment of premiums. Defined benefit plans guarantee the employee a specific pension, which is based on a certain percentage of salaries or wages depending on years of service or on a valorized fixed amount per year of service. Defined benefit obligations are stated

in the annual financial statements of the respective entities until the contractual vesting date. After that date the pensions are transferred to a pension fund.

In accordance with IAS 19.93A, actuarial gains and losses affecting provisions for post-employment benefits and pensions are recognized in equity in the year in which they occur with no effect on profit or loss. Actuarial gains and losses affecting long-service bonuses are recognized immediately in profit or loss.

The valuation of employee benefits is based in all countries where the Group has material operations on the following parameters:

	2006/07	2007/08
Interest rate (%)	4.75	5.25
Salary/wage increases (%)	3.50	3.50
Pension increases (%)	2.50	2.50
Retirement age men/women (years)	max. 65/60	max. 65/60
Mortality tables	Heubeck 1998	Heubeck 1998

Interest expenses resulting from employee benefits are included in the consolidated income statement under "finance costs".

Other provisions

Other provisions due to present obligations arising from past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, are stated at the amount which reflects the most probable value based on a reliable estimate. Provisions are discounted where the effect is material.

Liabilities

Liabilities except liabilities from derivative financial instruments are stated at amortized cost.

Stock option program

A resolution approving a stock option plan was passed at the annual general meeting of July 5, 2006.

These options can be exercised at any time between July 1, 2008, and June 30, 2011, in compliance with the Issuer Compliance Directive. The options can be exercised if the participant is a current employee or officer of voestalpine AG or a Group company.

If the share closing price on the exercise date is at least 15% above the exercise price, each stock option plan participant is allowed to exercise 50% of his options. The exercise price is 29.78, which is calculated as the average of the closing prices during the period from August 1, 2006, to September 30, 2006. The market value of these options at

the time of grant was estimated by an independent expert using Monte Carlo simulation.

50% of the options may be exercised if the closing price of voestalpine shares is above the Dow-Jones EUROSTOXX 600 on the exercise date, using July 1, 2006, as the starting point for calculating relative performance. The market value of these options at the time of grant was calculated by an independent expert using the binomial method.

Each option entitles the holder to receive one voestalpine AG share after the exercise requirements have been fulfilled. voestalpine AG's intention at the time the options were granted was to provide settlement in shares. The holder of the option has no choice of settlement. Under IFRS 2, the transaction is therefore considered a share-based payment transaction. Caused by the changed circumstances after the acquisition of BÖHLER-UDDEHOLM, the Management Board of voestalpine AG has decided to settle the obligation from the options with cash. Options (personnel expenses) are carried at fair value at the time of the grant. The offsetting entry is reported directly in equity.

Employee stock ownership plan

The employee stock ownership plan is based on collective bargaining agreements over several business years. In business year 2001/02, employees received shares of voestalpine AG in return for renouncing 1% of their salary or wages.

In each of business years 2002/03, 2003/04, 2005/06 and 2006/07, 0.5% (in financial year 2007/08 0.3%) of the total amount of wages and salaries required for the increase was used to provide voestalpine AG shares to employees. The actual amount is calculated from the monthly amount of wages and salary renounced, based on November 1, 2002, 2003, 2005, 2006 and 2007, applying an annual increase of 3.5%.

The works council and the Company concluded an agreeement for implementation of the employee stock ownership plan. Shares are acquired by the voestalpine employee private foundation, which transfers them to employees according to the wages and salary they have renounced. The value of the consideration provided is not dependent on price fluctuations. Therefore, IFRS 2 does not apply to the allocation of shares based on lower collective bargaining agreements.

In addition, employee bonuses are partially provided in the form of shares. Under IFRS 2, share-based payments settled with equity instruments are recognized as personnel expenses at fair value, with the offsetting entry recognized directly in equity.

On March 31, 2008, the voestalpine employee private foundation held approximately 10.8% of voestalpine AG's shares in trust for employees.

C. Scope of consolidation

The consolidated Group (see "Investments" appendix to the notes) is established in accordance with IFRS. In addition to the annual financial statements of voestalpine AG, the consolidated financial statements also include the financial statements of entities controlled by voestalpine AG (and their subsidiaries).

Subsidiaries are entities controlled by the Group. Control exists when the Group has the direct or indirect potential to determine the financial and operating policies of an entity so as to obtain benefits from its activities. Joint ventures are included on a pro-rata basis in the consolidated financial statements. The annual financial statements of subsidiaries and joint ventures are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates are entities over which the Group has significant influence without having control over the financial and operating policies. The annual financial statements of associates are included in the consolidated financial statements using proportionate consolidation or the equity method, from the acquisition date until disposal date. The Group's associates are listed in the "Investments" appendix to the notes.

The following table shows the pro-rata values for entities included in the financial statements by proportionate consolidation:

	03/31/2007	03/31/2008
Non-current assets	22.0	26.9
Current assets	155.2	115.9
	177.2	**142.8**
Equity	29.5	30.9
Non-current provisions and liabilities	11.0	11.7
Current provisions and liabilities	136.7	100.2
	177.2	**142.8**

	2006/07	2007/08
Revenue	304.5	272.9
Profit for the period	82.4	71.7

In millions of euros

The following table shows the values (100%) for entities included in the financial statements using the equity method:

	03/31/2007	03/31/2008
Non-current assets	159.6	319.7
Current assets	469.1	722.1
	628.7	**1,041.8**
Equity	189.1	314.9
Non-current provisions and liabilities	28.2	130.6
Current provisions and liabilities	411.4	596.3
	628.7	**1,041.8**

	2006/07	2007/08
Revenue	1,778.2	2,859.7
Profit for the period	64.1	84.9

In millions of euros

The scope of consolidation changed as follows during the business year:

	Full consolidation	Proportionate consolidation	Equity method
As of April 1, 2007	**156**	**3**	**12**
Change in consolidation method			
Acquisitions	1		1
Disposals			
Reorganizations	–5		–1
Divested or disposals	–5	–1	
Acquisitions	175	1	2
As of March 31, 2008	**322**	**3**	**14**
Of which foreign companies	265	1	5

The following entities were deconsolidated during the 2007/08 reporting year:

Name of entity	Date of deconsolidation
Fully consolidated in previous year	
voestalpine Stahlbeteiligungs GmbH	March 31, 2008
Metal Sections Limited	March 31, 2008
Nedcon Logistica Iberica S.A.	March 31, 2008
Nedcon Raktártechnikai Kft.	March 31, 2008
Uddeholm Technology AB	September 30, 2007
Reorganized	
voestalpine Automotive Finanzierungs GmbH	April 1, 2007
voestalpine Automotive GmbH	April 1, 2007
VAE SA (Pty) Ltd.	April 1, 2007
Nedcon Components B.V.	April 1, 2007
Intesy Business & IT Solutions Inc.	July 31, 2007
Proportional consolidated in previous year	
Nedcon DLS B.V.	March 31, 2008

D. Acquisitions

A preliminary purchase price allocation effected in the 2006/07 business year following an acquisition by the Automotive Division has been restated during the reporting period in accordance with IFRS 3 less than 12 months after acquisition date. The adjustment was made as follows:

	Assets	Equity and liabilities
Goodwill	3,885	
Intangible assets	–2,220	
Inventories	–930	
Deferred tax assets	1,940	
Provisions		2,675
	2,675	**2,675**

In thousands of euros

During business year 2007/08 a majority interest in BÖHLER-UDDEHOLM AG was acquired. This company and all its subsidiaries were initially consolidated as the new Special Steel Division on July 1, 2007. As of March 31, 2008 voestalpine´s share in BÖHLER-UDDEHOLM amounts to 90.65%. Further information on the companies of the new Special Steel Division can be found in the appendix "Investments" (p. 150 ff.).

In addition, the following entities were included in the consolidated financial statements for the first time during the business year just ended:

Name of entity	Interest in %	Date of initial consolidation
Full consolidation		
Dancke RO s.r.l.	70.000	April 1, 2007
Dancke Stanztechnik GmbH&Co. KG	70.000	April 1, 2007
Dancke Werkzeugbau GmbH&Co. KG	70.000	April 1, 2007
Meincol Distribuidora de Aços S.A.	75.000	January 1, 2008
Materiel Ferroviaire d'Arberats, S.A.S	100.000	August 16, 2007
Sharon Custom Metal Forming Inc.	100.000	January 1, 2008
BWG Services GmbH & Co KG	100.000	April 1, 2007
BWG Services Verwaltungs GmbH	100.000	April 1, 2007
Consolidation at-equity		
Rene Prinsen Spoorwegmaterialen B.V.	49.000	June 29, 2007
APK-Pensionskasse Aktiengesellschaft	29.192	July 1, 2007

These entities have contributed EUR –33.5 million to the profit for the period during the business year since initial consolidation, of which EUR –36.2 millions are attributable to the Special Steel Division.

As no separate valuations were performed for the above mentioned acquisitions on April 1, 2007, no pro-forma disclosure of figures "since the beginning of the period" is made.

The acquisitions had the following effect on the consolidated financial statements:

	Recognized values	Fair value adjustments	Carrying amounts
Non-current assets	2,305.0	1,193.9	1,111.1
Current assets	2,376.7	168.5	2,208.2
Non-current provisions and liabilities	–1,248.9	–331.8	–917.1
Current provisions and liabilities	–1,080.9	–0.4	–1,080.5
Net assets	**2,351.9**	**1,030.2**	**1,321.6**
Increase in majority interest	210.8		
Increase in minority interest	–203.4		
Goodwill/badwill	1,101.4		
Costs of acquisition	**3,460.7**		
Cash and cash equivalents acquired	–125.1		
Net cash outflow	**3,335.6**		

In millions of euros

The acquired companies are included in the consolidated financial statements as of March 31, 2008, in accordance with IFRS 3 at the fair values of the acquired assets, liabilities and contingent liabilities determined as of the acquisition date, including depreciation and amortization as appropriate.

At the time of the initial consolidation of BÖHLER-UDDEHOLM AG and its subsidiaries, hidden reserves of EUR 1.112,1 million were recognized. Also recognized was a tax credit through acquisition which is stated at EUR 253.0 million and will be allocated over its residual life of 14 years. The goodwill which includes also future effects of synergies amounts to EUR 1,069.6 million and is allocated to the divisions as follows:

	2007/08
Special Steel Division	889.0
Steel Division	154.8
Railway Systems Division	25.8
	1,069.6

In millions of euros

The amounts allocated to the Steel and Railway Systems Division are based on future effects of synergies.

The goodwill also includes EUR 14.9 million in incidental costs of acquisition. In accordance with IFRS 3, the purchase price allocation is considered provisional due to its complexity.

The increase of majority interests is treated as a transaction between owners. The difference between the costs of acquisition for the additional shares and the pro-rata carrying value of the minority interests is recognized directly in equity. In the case of the BÖHLER-UDDEHOLM acquisition, 79.2% of the shares (costs of acquisition EUR 2,920.6 million) had been acquired by the end of the statutory extension period of the tender offer. Any difference between cost and the pro-rata carrying amount of shares acquired after this date was charged directly in equity. Until March 31, 2008 further shares in the amount of 11.5% for EUR 397 million have been acquired. EUR 166.4 million were charged directly in equity.

Starting in business year 2007/08, put options granted to minority shareholders in exchange for their shares in Group companies are disclosed in the balance sheet as liabilities stated at fair value. If the opportunities and risks associated with ownership of a minority interest have already passed over at the time that a majority interest is acquired, an acquisition of 100% of the entity is assumed. Where the opportunities and risks have not passed over, the minority interest continues to be shown in equity. The liability is covered by a transfer from Group capital reserves with no effect on profit or loss (double credit approach).

Put options which are charged in equity had a fair value of EUR 21.2 million (2006/07: EUR 44.0 million) on March 31, 2008.

E. Explanations and other disclosures

1. Segment reporting

Segment information is presented according to business segments and geographical segments. The primary segment reporting format, by business segment, is based on the Group's management and internal reporting structure. Intersegment transfer prices are based on comparable normal market terms.

Geographical segments

The secondary segment reporting format, geographical segments, corresponds to IAS 14.69.

External revenue
Segment assets
Investments in property, plant and equipment and intangible assets

Business segments

	Steel Division		Special Steel Division		Railway Systems Division	
	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08
Revenue (total)	5,302.0	5,769.3	0.0	4,124.3	2,779.2	3,080.8
Of which intersegment revenue	1,621.9	1,826.5	0.0	1,365.9	722.9	869.3
Segment revenue	3,680.1	3,942.8	0.0	2,758.5	2,056.3	2,211.4
Profit from operations	544.1	684.4	0.0	5.8	337.5	315.3
Share of profit of associates	12.4	13.9	0.0	0.0	0.0	0.4
EBITDA	728.4	891.6	0.0	306.8	424.7	402.8
Segment assets	3,403.6	3,745.3	0.0	5,203.3	1,806.5	1,885.1
Of which investments in associates	67.7	74.8	0.0	0.1	0.0	4.7
Segment liabilities	1,814.0	2,261.9	0.0	2,139.7	1,320.4	1,402.2
Investments in property, plant and equipment and intangible assets	456.7	474.9	0.0	2,044.5	168.5	223.0
Depreciation and amortization of property, plant and equipment and intangible assets	184.3	207.3	0.0	301.0	87.2	87.5
Employees (without apprentices)	9,592	9,829	0	15,453	7,523	7,827

	Austria		European Union		Other countries		Total Group	
	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08
	1,146.8	1,210.4	4,520.7	6,699.1	1,276.3	2,571.7	6,943.8	10,481.2
	5,725.0	9,282.2	943.2	2,396.9	159.3	922.7	6,827.5	12,601.8
	613.4	3,552.4	258.8	184.6	17.6	140.6	889.8	3,877.7

In millions of euros

	Profilform Division		Automotive Division		Other/consolidation		Total Group	
	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08
	1,090.9	1,252.8	857.4	1,140.4	77.6	60.9	10,107.1	15,428.5
	121.4	114.2	143.0	192.9	554.1	578.5	3,163.3	4,947.3
	969.5	1,138.7	714.4	947.5	–476.5	–517.6	6,943.8	10,481.2
	145.6	158.7	41.2	60.2	–57.0	–71.9	1,011.4	1,152.6
	0.4	–0.4	0.0	0.0	3.7	14.8	16.5	28.7
	173.3	186.8	84.1	114.7	–51.9	–66.4	1,358.6	1,836.5
	710.6	775.9	1,153.8	1,033.4	–247.1	–41.2	6,827.5	12,601.8
	0.4	0.0	0.0	0.0	17.9	28.4	86.0	108.0
	359.1	510.2	824.6	736.8	–372.9	1,261.8	3,945.2	8,312.5
	40.9	97.5	217.4	77.7	6.3	960.0	889.8	3,877.7
	27.7	28.1	42.9	54.5	5.1	5.5	347.2	683.9
	3,314	3,794	3,787	4,144	397	443	24,613	41,490

In millions of euros

2. Other operating income

	2006/07	2007/08
Gains on disposal of property, plant and equipment	6.8	11.1
Income from reversal of provisions	38.4	60.1
Other operating income	142.9	237.1
	188.1	**308.3**

In millions of euros

3. Other operating expenses

	2006/07	2007/08
Taxes other than income taxes	9.1	13.7
Impairment losses on goodwill	0.0	0.0
Losses on disposal of property, plant and equipment	0.8	0.6
Other operating expenses	152.2	310.4
	162.1	**324.7**

In millions of euros

4. Share of profit of associates

	2006/07	2007/08
Income from associates	18.1	28.7
Expenses from associates	-1.6	0.0
	16.5	**28.7**

In millions of euros

Income from associates is primarily attributable to Metalservice s.p.a., Wuppermann Austria GmbH and VA Intertrading GmbH.

5. Finance income

	2006/07	2007/08
Income from investments	5.2	5.0
Of which from affiliated companies	4.9	4.3
Income from other long-term securities and loans	6.8	4.9
Of which from affiliated companies	0.0	0.5
Other interest and similar income	45.0	44.9
Of which from affiliated companies	1.1	0.0
Income from disposals and remeasurements of investment at fair value	8.1	6.4
	65.1	**61.2**

In millions of euros

6. Finance costs

	2006/07	2007/08
Expenses from investments		
Net loss on remeasurement of investment at fair value	1.7	11.1
Expenses from affiliated companies	0.1	0.0
Other expenses	0.0	2.0
	1.8	**13.1**
Other interest and similar expenses	114.8	249.8
Of which from affiliated companies	2.6	1.7
	116.6	**262.9**

In millions of euros

7. Income tax expense

Taxes on income include income taxes paid and owed as well as deferred taxes.

	2006/07	2007/08
Current tax expense	211.6	251.5
Deferred tax expense	9.9	-49.0
	221.5	**202.5**

In millions of euros

The following reconciliation shows the difference between the Austrian corporate tax rate of 25% and the effective Group tax rate:

	2006/07		2007/08	
Profit before tax		**976.4**		**979.6**
Income tax using the Austrian corporate tax rate	25.0%	244.1	25.0%	244.9
Difference to foreign tax rates	0.7%	6.5	1.8%	17.8
Non-taxable income and expenses	–0.2%	–1.7	0.7%	6.5
Non-taxable income from participations	–1.0%	–10.1	–0.7%	–7.2
Utilization of previously unrecognized losses carried forward	–1.1%	–10.6	–1.9%	–18.5
Taxes from previous periods	–0.5%	–5.1	–0.2%	–1.5
Own shares	0.0%	0.0	–2.8%	–27.5
Hybrid bond	0.0%	0.0	–0.8%	–7.7
Other permanent differences	–0.2%	–1.6	–0.4%	–4.3
Effective Group tax rate (%)/income tax expense	**22.7%**	**221.5**	**20.7%**	**202.5**

In millions of euros

8. Discontinued operations

In the fourth quarter of business year 2007/08, the process to divest the plastic operations of the Polynorm Group was initiated and the decision was made to remove the French company Amstutz Levin & Cie from the Automotive Division's portfolio.

The operation discontinued in the previous year (North American standard pressed parts) was transferred to the Caparo Group in the United Kingdom effective November 1, 2007.

Due to their insignificance, assets and liabilities as well as cash flows from discontinued operations are presented separately only in the notes. The profit for the period from discontinued operations is shown separately in the income statement. The previous year's values were adjusted accordingly.

The balance sheet includes assets and liabilities from discontinued operations as follows:

	2006/07	2007/08
Non-current assets	45.5	35.3
Current assets	60.9	42.2
	106.4	77.5
Non-current liabilities	5.5	6.9
Current liabilities	72.6	55.5
	78.1	62.4

In millions of euros

The consolidated cash flow statement includes cash flows from discontinued operations as follows:

	2006/07	2007/08
Cash flow from operating activities	11.0	23.4
Cash flow from investing acitivities	–23.5	–2.0
Cash flow from financing activities	15.4	–26.1

In millions of euros

The profit for the period from discontinued operations is derived as follows:

	2006/07	2007/08
Revenue	351.9	135.8
Cost of sales	–296.4	–127.6
Gross profit	**55.5**	8.2
Profit from operations (EBIT)	14.6	–30.1
Profit before taxes (EBT)	12.7	–28.7
Income tax expense	–1.8	3.5
Profit/loss due to third parties	–1.0	0
Profit for the period from discontinued operations	**9.9**	–25.2

In millions of euros

The profit for the period from discontinued operations in the amount of EUR –25.2 million (2006/07: EUR 9.9 million, including EUR 24.4 million from the Steel Division) is attributable to the Automotive Division.

Amortization of goodwill in the amount of EUR 15.4 million (thereof EUR 12.3 million from "Amstutz Levin & Cie.") is included in the profit for the period from discontinued operations.

The valuation underlying the disposal proceeds was determined on the basis of a company valuation. The profit for the period from discontinued operations is comprised as follows:

	2006/07	2007/08
Operating activities	8.4	–5.9
Valuation/disposal	1.5	–19.3
Profit for the period from discontinued operations	**9.9**	**–25.2**

In millions of euros

9. Property, plant and equipment

	Land and buildings	Plant and equipment	Fixtures and fittings	Advanced payments and plant under construction	Total
Gross carrying amount	1,342.3	4,679.9	495.6	244.6	6,762.4
Accumulated depreciation and impairment	–752.8	–3,317.5	–373.0	–0.1	–4,443.4
Carrying amount as of April 1, 2006	**589.5**	**1,362.4**	**122.6**	**244.5**	**2,319.0**
Gross carrying amount	1,488.6	5,023.5	540.1	319.9	7,372.1
Accumulated depreciation and impairment	–778.2	–3,534.9	–398.2	0.0	–4,711.3
Carrying amount as of March 31, 2007	**710.4**	**1,488.6**	**141.9**	**319.9**	**2,660.8**
Gross carrying amount	2,173.1	7,025.6	836.8	451.5	10,487.0
Accumulated depreciation and impairment	–1,073.8	–4,803.1	–608.4	0.0	–6,485.3
Carrying amount as of March 31, 2008	**1,099.3**	**2,222.5**	**228.4**	**451.5**	**4,001.7**

In millions of euros

The carrying amounts of property, plant and equipment for the periods presented in the consolidated financial statements as of March 31, 2008 have changed as follows:

	Land and buildings	Plant and equipment	Fixtures and fittings	Advanced payments and plant under construction	Total
Carrying amount as of April 1, 2006	**589.5**	**1,362.4**	**122.6**	**244.5**	2,319.0
Changes through business combinations	16.9	40.0	4.7	4.6	66.2
Additions	72.5	247.7	47.8	266.6	634.6
Transfers	71.3	105.6	13.6	–191.4	–0.9
Disposals	–2.5	–5.5	–0.6	–4.1	–12.7
Depreciation	–36.1	–258.2	–45.8	0.0	–340.1
Net exchange differences	–1.2	–3.4	–0.4	–0.3	–5.3
Carrying amount as of March 31, 2007	**710.4**	**1,488.6**	**141.9**	**319.9**	2,660.8
Changes through business combinations	352.2	459.1	64.2	194.7	1,070.2
Additions	85.2	276.5	68.0	371.1	800.8
Transfers	26.1	380.8	16.6	–425.7	–2.2
Disposals	–5.4	–13.2	–2.0	–3.5	–24.1
Depreciation	–56.1	–351.9	–57.8	0.0	–465.8
Net exchange differences	–13.1	–17.4	–2.5	–5.0	–38.0
Carrying amount as of March 31, 2008	**1,099.3**	**2,222.5**	**228.4**	**451.5**	4,001.7

In millions of euros

As of March 31, 2008, restrictions on the disposal of property, plant and equipment amounted to EUR 33.9 million (March 31, 2007: EUR 34.0 million).

The "Land and buildings" item includes investment property (IAS 40) with a carrying amount of EUR 26.8 million (March 31, 2007: EUR 6.3 million) measured at cost. The additions for the reporting periods include consolidation scope additions in the amount of EUR 21.3 million. Depreciation is made in line with the general accounting practices for property, plant and equipment. Based on comparable sales transactions, the market value of these assets is estimated at EUR 33.1 million (March 31, 2007: EUR 13.3 million).

"Land and buildings" and "Plant and equipment" include assets which are used on the basis of finance lease agreements. In the consolidated financial statements these assets are reported as follows:

	2006/07	2007/08
Gross carrying amount	109.7	120.7
Accumulated depreciation and impairment	-39.6	-43.7
Carrying amount	**70.1**	**77.0**

In millions of euros

Minimum finance lease payments are due as follows:

	2006/07	2007/08
Less than one year	9.9	12.4
Between one and five years	27.6	42.0
More than five years	34.8	35.8
	72.3	**90.2**

In millions of euros

In addition to finance leases, obligations also exist under operating leases for property, plant and equipment that are not reported in the balance sheet. These obligations are due as follows:

	2006/07	2007/08
Less than one year	20.2	21.8
Between one and five years	52.4	58.0
More than five years	28.8	52.0
	101.4	**131.8**

In millions of euros

Payments of EUR 21.4 million (2006/07: EUR 25.3 million) under operating leases have been recognized as an expense.

Reconciliation of depreciation and amortization of property, plant and equipment and intangible assets by functional area

	2006/07	2007/08
Cost of sales	315.3	564.9
Distribution costs	6.3	82.9
Administration expenses	17.7	25.0
Other operating expenses	7.9	11.1
	347.2	683.9

In millions of euros

Impairment losses and subsequent reversal

Impairment losses on property, plant and equipment amounting to EUR 0.1 million (March 31, 2007: EUR 0.5 million) were recognized during the reporting period (in accordance with IAS 36).

10. Goodwill

	03/31/2006	03/31/2007	03/31/2008
Gross carrying amount	247.2	316.7	1,418.8
Accumulated depreciation and amortization	0.0	0.0	−15.4
Carrying amount	**247.2**	**316.7**	1,403.4

In millions of euros

The carrying amounts of goodwill for the periods presented in the consolidated financial statements of March 31, 2008, have changed as follows:

	Goodwill
Carrying amount as of April 1, 2006	**247.2**
Changes through business combinations	72.9
Disposals	−3.4
Carrying amount as of March 31, 2007	**316.7**
Changes through business combinations	1,102.1
Accumulated depreciation and amortization	−15.4
Carrying amount as of March 31, 2008	**1,403.4**

In millions of euros

Impairment tests for cash-generating units containing goodwill
The following divisions have significant carrying amounts of goodwill:

	2006/07	2007/08
Steel Division	0.0	154.8
Special Steel Division	0.0	902.3
Railway Systems Division	142.6	170.3
Automotive Division	121.6	118.7
Profilform Division	52.5	57.3
	316.7	**1,403.4**

In millions of euros

Within the divisions all goodwill is allocated to different cash generating units. The calculation is based on a three year medium-term business plan using a discount rate (WACC) of 9.5% before taxes. There was no need for an impairment of the goodwill in the 2007/08 business year.

11. Other intangible assets

	Other intangible assets		
	Patents and trademarks	**Advance payments**	**Total**
Gross carrying amount	240.1	2.9	243.0
Accumulated amortization and impairment	–184.9	0.0	–184.9
Carrying amount as of April 1, 2006	**55.2**	**2.9**	**58.1**
Gross carrying amount	302.5	2.7	305.2
Accumulated amortization and impairment	–201.9	0.0	–201.9
Carrying amount as of March 31, 2007	**100.6**	**2.7**	**103.3**
Gross carrying amount	1,244.2	2.3	1,246.5
Accumulated amortization and impairment	–477.9	–0.2	–478.1
Carrying amount as of March 31, 2008	**766.3**	**2.1**	**768.4**

In millions of euros

The carrying amounts of other intangible assets for the periods presented in the consolidated financial statements of March 31, 2008, changed as follows:

	Other intangible assets		
	Patents and trademarks	Advance payments	Total
Carrying amount as of April 1, 2006	**55.2**	**2.9**	**58.1**
Changes through business combinations	56.2	0.0	56.2
Additions	11.4	1.9	13.3
Transfers	3.2	-1.9	1.3
Disposals	-0.3	-0.2	-0.5
Amortization	-25.0	0.0	-25.0
Net exchange differences	-0.1	0.0	-0.1
Carrying amount as of March 31, 2007	**100.6**	**2.7**	**103.3**
Changes through business combinations	870.9	0.0	870.9
Additions	27.2	2.3	29.5
Transfers	4.7	-2.9	1.8
Disposals	-2.0	0.0	-2.0
Amortization	-230.7	0.0	-230.7
Net exchange differences	-4.4	0.0	-4.4
Carrying amount as of March 31, 2008	**766.3**	**2.1**	**768.4**

In millions of euros

12. Investments in associates and other financial assets

	Affiliated companies	Invest-ments in associates	Other invest-ments	Securities	Loans granted	Advance payments	Total
Gross carrying amount	13.5	66.4	26.3	75.2	9.6	0.0	191.0
Accumulated depreciation	–4.1	–2.6	–16.3	–3.5	–0.3	0.0	–26.8
Carrying amount as of April 1, 2006	**9.4**	**63.8**	**10.0**	**71.7**	**9.3**	**0.0**	**164.2**
Gross carrying amount	8.2	88.5	24.9	61.8	8.4	0.0	191.8
Accumulated depreciation	–1.7	–2.5	–16.5	–3.2	–0.7	0.0	–24.6
Carrying amount as of March 31, 2007	**6.5**	**86.0**	**8.4**	**58.6**	**7.7**	**0.0**	**167.2**
Gross carrying amount	25.0	110.5	14.6	63.8	14.4	2.3	230.6
Accumulated depreciation	–6.8	–2.5	–5.2	–3.2	–1.2	0.0	–18.9
Carrying amount as of March 31, 2008	**18.2**	**108.0**	**9.4**	**60.6**	**13.2**	**2.3**	**211.7**

In millions of euros

	Affiliated companies	Investments in associates	Other investments	Securities	Loans granted	Advance payments	Total
Carrying amount as of April 1, 2006	**9.4**	**63.8**	**10.0**	**71.7**	**9.3**	**0.0**	**164.2**
Changes through business combinations	1.4	18.7	–0.1	–0.1	0.1	0.0	20.0
Additions	1.3	18.1	2.7	5.4	0.6	0.0	28.1
Transfers	–2.7	0.0	0.6	0.0	–1.7	0.0	–3.8
Disposals	–2.8	–14.2	–3.9	–17.0	–0.5	0.0	–38.4
Depreciation	–0.1	0.0	–0.8	–1.4	–0.1	0.0	–2.4
Revaluation	0.0	0.0	0.0	0.0	0.1	0.0	0.1
Net exchange differences	0.0	–0.4	–0.1	0.0	–0.1	0.0	–0.6
Carrying amount as of March 31, 2007	**6.5**	**86.0**	**8.4**	**58.6**	**7.7**	**0.0**	**167.2**
Changes through business combinations	8.8	0.1	3.7	20.1	1.7	0.0	34.4
Additions	7.6	24.7	7.3	28.1	6.4	2.3	76.4
Transfers	–2.8	8.8	–7.6	–2.4	–0.3	0.0	–4.3
Disposals	–1.4	–11.6	–2.4	–43.4	–1.0	0.0	–59.8
Depreciation	–0.5	0.0	0.0	–2.3	–0.1	0.0	–2.9
Revaluation	0.0	0.0	0.0	1.9	0.1	0.0	2.0
Net exchange differences	0.0	0.0	0.0	0.0	–1.3	0.0	–1.3
Carrying amount as of March 31, 2008	**18.2**	**108.0**	**9.4**	**60.6**	**13.2**	**2.3**	**211.7**

In millions of euros

Loans granted are comprised as follows:

	03/31/2006	03/31/2007	03/31/2008
Loans to affiliated companies	1.2	0.2	1.4
Loans to associates	0.6	0.0	0.0
Loans to other investments	0.4	0.0	0.0
Other loans	7.1	7.5	10.0
Other receivables from financing	0.0	0.0	1.8
	9.3	**7.7**	**13.2**

In millions of euros

The other current investments include shares in the V54 investment fund of EUR 217.0 million (March 31, 2007: EUR 364.9 million) and other securities of EUR 30.7 million (March 31, 2007: EUR 25.0 million).

Current and non-current securities of EUR 7.3 million (March 31, 2007: EUR 15.2 million) are pledged for investment loans granted by the European Investment Bank.

13. Deferred taxes

Deferred taxes on differences resulting from investments in subsidiaries were not recognized in accordance with IAS 12.39.

Timing differences between tax values and values in the consolidated financial statements are attributable to the following:

	Assets		Equity and liabilities	
	03/31/2007	03/31/2008	03/31/2007	03/31/2008
Non-current assets	106.8	93.8	135.6	272.7
Current assets	47.6	63.2	84.4	152.4
Non-current provisions and liabilities	254.0	321.0	68.0	70.0
Current provisions and liabilities	43.2	36.8	17.6	88.8
	451.6	514.8	**305.6**	583.9
Consolidation				
Intercompany profit elimination	58.7	124.9	0.0	0.0
Revalued assets	0.0	0.0	77.2	899.7
Other	7.6	55.2	4.4	22.0
	517.9	694.9	**387.2**	1,505.6
Corporate tax rate	25.0%	25.0%	25.0%	25.0%
Deferred taxes	129.5	173.7	96.8	376.4
Acquisition-related tax credit	0.0	234.9	0.0	0.0
Netting of deferred taxes to the same tax authority	−11.5	−15.4	−11.5	−15.4
Net deferred taxes	**118.0**	393.2	**85.3**	361.0

In millions of euros

The tax credit from the acquisition of BÖHLER-UDDEHOLM will be released over the residual life of 14 years with an amount of EUR 18.1 million per year.

Deferred tax assets and liabilities of EUR 0.8 million (March 31, 2007: EUR 4.3 million) for items recognized directly in equity were also recognized in equity with no effect on profit or loss during the reporting period.

14. Inventories

	2006/07	2007/08
Raw materials and consumables	671.2	993.5
Work in progress	303.4	757.3
Finished goods	395.3	973.7
Merchandise	38.2	239.7
As yet unbillable services	9.3	21.4
Advance payments	4.3	25.5
	1,421.7	3,011.1

In millions of euros

Value adjustments to the lower net realizable value amounting to EUR 39.2 million (March 31, 2007: EUR 16.8 million) are contained in the consolidated financial statements. Inventories of EUR 4.2 million (March 31, 2007: EUR 8.0 million) are pledged as security for liabilities. EUR 5,767.9 million (March 31, 2007: EUR 3,668.8 million) has been recognized as material expenses.

15. Trade and other receivables

	03/31/2007	Of which over one year	03/31/2008	Of which over one year
Trade receivables	973.4	0.4	1,754.6	4.7
Receivables from affiliated companies	12.2	0.0	31.5	0.0
Receivables from other investments	25.3	0.0	43.8	0.0
Other receivables and other assets	282.9	10.7	402.9	12.4
	1,293.8	**11.1**	2,232.8	**17.1**

In millions of euros

The trade receivables include the following receivables from construction contracts:

	03/31/2007	03/31/2008
Aggregate amount of costs incurred	102.4	120.1
Aggregate amount of accrued profits	38.0	13.5
Aggregate amount of accrued losses	–1.2	–2.5
Gross receivables from construction contracts	**139.2**	**131.1**
Amount of advances received	–111.0	–85.6
Receivables from construction contracts	**28.2**	**45.5**

In millions of euros

16. Cash and cash equivalents

	2006/07	2007/08
Cash on hand, cash at banks, checks	356.1	331.9

In millions of euros

17. Equity

Share capital

Under § 4 (6) of the articles of incorporation, the Management Board is authorized to increase the share capital by up to EUR 28,778,442.33 by issuing up to 15,840,000 ordinary no-par value shares to the extent that creditors of the convertible bond issued in July 2005 exercise their conversion rights (contingent capital increase).

The Management Board used this authorization between June 2 and June 4, 2007, to increase the share capital of voestalpine by 3.81% through the issue of 6,039,033 ordinary no-par value bearer shares to creditors of the convertible bond issued in July 2005. As of March 31, 2008, the share capital was therefore equal to EUR 298,756,264.42 (March 31, 2007: EUR 287,784,423.33) divided into 164,439,033 ordinary no-par value shares (March 31, 2007: 158,400,000). During the reporting period voestalpine settled obligations due to conversion of convertible bonds with a nominal value of EUR 113.2 million through the capital increase and of EUR 38.2 million by the use of repurchased own shares.

Under § 4 (2) of the articles of incorporation, the Management Board is authorized to increase the share capital of the Company by issuing up to 31,680,000 ordinary no-par value bearer shares until June 30, 2010, against cash contributions or contributions in kind, in the latter case in particular against contributions of equity interests, companies, businesses or business units, while excluding the subscription rights of shareholders in full or in part. The Management Board is also authorized under § 4 (2) of the articles of incorporation to increase the share capital of the Company until June 30, 2010, by a further amount of up to EUR 28,778,442.33 by issuing up to 15,840,000 ordinary no-par value bearer shares to employees, executive officers and members of the Management Board of the Company under an employee stock ownership plan or stock option plan while excluding the pre-emptive rights of shareholders.

During the annual general meeting of July 4, 2007, the Management Board was authorized, for a period of 18 months, to repurchase shares of the Company representing up to 10% of the share capital. The repurchase price may not be more than 20% below or 10% above the average stock exchange price of the shares on the three market trading days prior to the repurchase. On December 11, 2007, the Management Board resolved to utilize this authorization starting as of January 2, 2008.

Capital reserves include the share premium (reduced by the equity capital funding costs), the equity component of the convertible bond, profit/loss from the sale of own shares and share-based compensation.

Hybrid capital

On October 16, 2007, voestalpine AG issued a EUR 1 billion subordinated bond with an indefinite term (hybrid bond). The coupon rate of the bond, which can also be suspended if dividends are suspended, is 7.125%. Seven years after the issue of the bond, voestalpine AG, but not the creditors, will have its first opportunity to redeem the bond or to continue it at a higher but variable interest rate (3-month Euribor plus 5.05%).

As the hybrid bond satisfies the IAS 32 criteria for equity, the proceeds of the bond issue are accounted for as part of equity. Accordingly, coupon payments are also presented as a part of appropriated net income. The issue costs and bond discount amount to EUR 10.5 million. A tax benefit related to this position in the amount of EUR 2.6 million was capitalized. Thus, the increase in equity is EUR 992.1 million.

Own shares

	Own shares thsd. pcs.	Carrying amount thsd. euros	Share capital %	Share capital thsd. euros
Balance as of April 1, 2007	**4,327**	**181,810**	**2.63**	**7,861**
Additions	4,674	262,356	2.84	8,492
Disposals	–3,798	–171,862	–2.31	–6,900
Balance as of March 31, 2008	**5,203**	**272,304**	**3.16**	**9,453**

Minority interest

The minority interest as of March 31, 2008, results primarily from minority interests in BÖHLER-UDDEHOLM AG, the VAE Group, Railpro B.V. and the Danube Equity companies.

18. Pensions and other employee obligations

	2006/07	2007/08
Provisions for severance payments	359.8	447.8
Provisions for pensions	111.4	278.9
Provisions for long-service bonuses	94.9	112.6
	566.1	839.3

In millions of euros

Provisions for severance payments

	2006/07	2007/08
Present value of defined benefit obligation (DBO) as of April 1, 2007	**337.6**	**359.8**
Service costs for the period	10.6	11.7
Interest costs for the period	14.5	20.0
Changes through business combinations	-8.3	87.2
Severance payments	-18.0	-25.8
Actuarial gains (+)/losses (-)	23.4	-5.1
Present value of defined benefit obligation (DBO) as of March 31, 2008	**359.8**	**447.8**

In millions of euros

	03/31/2004	03/31/2005	03/31/2006	03/31/2007	03/31/2008
Actuarial gains (+)/losses (-) due to parameter changes in %	6.6%	-3.6%	-11.1%	-3.0%	2.7%

Provisions for pensions

	2006/07	2007/08
Present value of defined benefit obligation (DBO) as of April 1, 2007	**377.0**	**381.4**
Service costs for the period	7.1	9.6
Interest costs for the period	16.5	27.4
Changes through business combinations	-5.0	268.3
Pension payments	-13.9	-36.9
Net exchange differences	0.0	-9.5
Actuarial gains (+)/losses (-)	-0.3	-23.5
Present value of defined benefit obligation (DBO) as of March 31, 2008	**381.4**	**616.8**
Plan assets as of March 31, 2008	-270.0	-337.9
Provisions for pensions as of March 31, 2008	**111.4**	**278.9**

In millions of euros

	2006/07	2007/08
Plan assets as of April 1, 2007	**253.7**	**270.0**
Expected return for the period	14.9	19.5
Actuarial gains (+)/losses (–)	5.7	–16.5
Net exchange differences	0.0	–8.6
Changes through business combinations	–6.0	80.4
Employer contributions	10.2	24.1
Pension payments	–8.5	–31.0
Plan assets as of March 31, 2008	**270.0**	**337.9**

In millions of euros

	03/31/2004	03/31/2005	03/31/2006	03/31/2007	03/31/2008
Present value of defined benefit obligation (DBO)	284.2	311.4	377.0	381.4	616.8
Plan assets	–187.4	–212.9	–253.7	–270.0	–337.9
	96.8	**98.5**	**123.3**	**111.4**	**278.9**
Actuarial gains (+)/losses (–) due to parameter changes in %	0.0%	0.0%	–12.4%	1.1%	1.3%

In millions of euros

The calculation of the provisions for pensions was based on an expected interest rate of 6% on plan assets. The actual interest rate was 1.1%.

Provisions for long-service bonuses

	2006/07	2007/08
Present value of defined benefit obligation (DBO) as of April 1, 2007	**90.7**	**94.9**
Service costs for the period	5.2	5.4
Interest costs for the period	3.9	5.0
Changes through business combinations	–0.2	17.6
Long-service bonus payments	–5.9	–7.1
Actuarial gains (+)/losses (–)	1.2	–3.2
Present value of defined benefit obligation (DBO) as of March 31, 2008	**94.9**	**112.6**

In millions of euros

19. Provisions

	Balance as of 04/01/2007	Changes through business com-binations	Net exchange differences	Use	Reversal	Addition	Balance as of 03/31/2008
Non-current provisions							
Other personnel expenses	10.2	8.8	−0.2	−3.5	−0.1	6.3	21.5
Warranties	3.0	14.3	−0.4	−1.0	−3.3	2.4	15.0
Other non-current provisions	7.8	16.0	0.0	−0.9	−1.4	11.0	32.5
	21.0	**39.1**	**−0.6**	**−5.4**	**−4.8**	**19.7**	**69.0**
Current provisions							
Vacations	78.3	36.6	−0.9	−66.9	−4.5	79.8	122.4
Other personnel expenses	41.5	39.0	−1.2	−50.2	−15.2	76.7	90.6
Warranties	26.4	21.0	−0.2	−15.5	−9.3	28.6	51.0
Anticipated losses	13.9	0.4	−0.2	−4.3	−1.8	6.3	14.3
Other current provisions	80.5	59.5	−0.7	−71.7	−22.0	79.2	124.8
	240.6	**156.5**	**−3.2**	**−208.6**	**−52.8**	**270.6**	**403.1**
	261.6	**195.6**	**−3.8**	**−214.0**	**−57.6**	**290.3**	**472.1**

In millions of euros

The provisions for personnel expenses mainly include premiums and bonuses. Provisions for warranties and anticipated losses are related to the current operating activities. The other provisions mainly concern provisions for distribution allowances, process-, legal- and consulting costs and obligations for environmental protection.

20. Financial liabilities

	Up to one year		Over one year	
	03/31/2007	03/31/2008	03/31/2007	03/31/2008
Bank loans and bonds	445.6	2,919.5	686.2	1,200.9
Liabilities from finance leases	6.2	6.4	53.1	60.5
Liabilities from affiliated companies	11.4	21.1	0.0	0.0
Liabilities from other investments	96.3	68.0	0.0	0.0
Other payables and liabilities	70.1	16.7	0.3	1.5
	629.6	**3,031.7**	**739.6**	**1,262.9**

In millions of euros

On July 21, 2005, convertible bonds with a nominal value of EUR 250 million and a term of 5 years have been issued. The interest rate amounts to 1.5%.

The proceeds from the issue of the convertible bonds is divided into a liability and equity component. The equity component reflects the market value of the embedded option to convert the liability into equity.

The interest expense for the convertible bond is calculated by using the effective interest rate method with an interest rate of 4.0%.

The liability component is calculated as follows as of March 31, 2008:

Liability component as of March 31, 2006	**225.3**
Conversion	–0.5
Repurchase	–24.1
Interest accrued	5.0
Liability component as of March 31, 2007	**205.7**
Conversion	–137.5
Repurchase	0.0
Interest accrued	–0.6
Liability component as of March 31, 2008	**67.6**

In millions of euros

21. Trade and other payables

	03/31/2007	03/31/2008
Prepayments received on orders	37.3	70.4
Trade payables	870.2	1,291.9
Liabilities from bills payable	224.4	203.4
Liabilities from affiliated companies	8.6	9.2
Liabilities from other investments	3.6	4.9
Other payables and other liabilities	343.1	567.0
	1,487.2	**2,146.8**

In millions of euros

22. Contingent liabilities

	03/31/2007	03/31/2008
Obligations from bills payable	21.3	0.2
Guarantees	7.9	4.8
Other contingent liabilities	1.9	1.3
	31.1	6.3

In millions of euros

23. Financial instruments

General information

The principal financial instruments used by the voestalpine Group consist of bank loans and short-term demand notes, a convertible bond and trade payables. The prime aim of the financial instruments is to finance the business activities of the Group. The Group holds various financial assets, such as trade receivables, short term deposits and non-current investments which result directly from the Group's business activities.

The Group also uses derivative financial instruments. These instruments mainly include interest rate swaps and forward exchange transactions. These derivative financial instruments are used to hedge interest rate and currency risks and risks from fluctuations in raw materials and CO_2 prices which result from the business activities of the Group and its sources of financing.

Capital management
In addition to ensuring availability of the liquidity necessary to support its business activities and maximize shareholder value, the primary objective of the Group's capital management is to ensure appropriate creditworthiness and a satisfactory equity ratio.

Capital management in the voestalpine Group is performed using the financial debt to EBITDA ratio and the gearing ratio, the ratio of net financial debt divided by equity. Net financial debt consists of interest bearing loans less financing receivables and other loans receivables, securities, cash and cash equivalents. Equity includes minority interests in Group companies, the equity component of the convertible bond and the hybrid capital.

Financial risk management – Corporate Finance – Organization
Financial risk management also includes the area of raw material risk management. Financial risk management is organized centrally with respect to policy-making power, strategy determination, and target definition. The existing rules include targets, principles, duties, and responsibilities for both the Group treasury and individual Group companies. In addition, they govern the areas of pooling, money market, credit and securities management, currency, interest rate and liquidity risk, and reporting. The Group treasury, acting as a service center, is responsible for implementation. Three organizationally separate units are responsible for concluding, processing and recording transactions, which guarantees a six-eyes principle. Policies, policy compliance, and all business processes are audited annually by an additional external auditor.

It is part of our corporate policy to continuously monitor, quantify and, when reasonable, hedge financial risks. Our willingness to accept risk is relatively low. Risks posing a threat to the continued existence of the Company must be hedged; in other respects the strategy aims at reducing fluctuations in cash flow and income. Hedging of market risks is done to a large extent by means of derivative financial instruments.

voestalpine AG uses the "@-risk" concept to quantify interest rate, currency and commodity price risk. The maximum potential loss within one year is determined with 95% certainty. Risk is calculated for the open position, which is defined as the budgeted quantity for the next 12 months less the quantity that has already been hedged.

The variance-covariance approach is used to evaluate interest rate and foreign currency risk. The cash flow risk due to fluctuations in raw material prices is calculated using Monte Carlo simulation.

Liquidity risk – Financing
Liquidity risk refers to the ability to raise funds at any time to settle incurred liabilities.

The primary instrument for controlling liquidity risk is a precise financial plan that is submitted quarterly by the operating entities directly to the Group treasury of voestalpine AG. The requirements on financing and bank credit lines are determined from the consolidated results.

Working capital is financed by the Group treasury. A central clearing system performs intra-Group netting daily. Entities with liquidity surpluses indirectly put these funds at the disposal of entities requiring liquidity. The Group treasury places any residual liquidity with their principal banks. This allows the volume of outside borrowing to be decreased and net interest income to be optimized.

Financing is mostly carried out in the local currency of the borrower in order to avoid exchange rate risk or are currency-hedged using cross-currency swaps.

Adequate credit lines that are callable at any time exist with domestic and foreign banks. These credit lines have only been drawn to a small extent. In addition to the possibility of exhausting these financing arrangements, a contractually agreed non-terminable liquidity reserve of EUR 350 million is available to bridge any downturns due to the economy.

The sources of financing are managed on the basis of the principle of bank independence. Financing is currently being provided by approximately 25 different domestic and foreign banks. The capital market is also used as a source of financing. As an example, a EUR 1 billion hybrid bond was issued during the 2007/08 business year.

A maturity analysis of all liabilities existing on the balance sheet date is presented below:

Liabilities

	Due within one year		Due between one and five years		Due after more than five years	
	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08
Bonds	0.5	0.3	206.1	67.8	–	–
Bank loans	445.1	2,919.2	431.9	1,055.9	48.2	77.2
Trade payables	869.9	1,291.5	0.3	0.4	–	–
Liabilities from finance leases	6.2	6.4	25.9	39.5	27.3	21.0
Other financial liabilities	70.1	16.7	0.3	1.5	–	–
Total liabilities	**1,391.8**	**4,234.1**	**664.4**	**1,165.1**	**75.4**	**98.2**

In millions of euros

The following future interest charges, as estimated as of the balance sheet date, correspond to these existing liabilities:

	Due within one year		Due between one and five years		Due after more than five years	
	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08
Interest on bonds	–	–	13.4	3.2	–	–
Interest on bank loans	20.3	33.5	40.0	73.0	2.1	4.4
Interest on trade payables	–	–	–	–	–	–
Interest on liabilities from finance leases	3.8	2.7	12.1	10.1	13.0	10.2
Interest on other financial liabilities	–	–	–	–	–	–
Total interest charges	**24.1**	**36.2**	**65.5**	**86.3**	**15.1**	**14.6**

In millions of euros

The maturity structure of the credit portfolio has the following repayment profile for the next several years. The bridge financing in the amount of EUR 2,189 million for the acquisition of BÖHLER-UDDEHOLM which is due in business year 2008/09 will be refinanced for a longer term.

Credit portfolio maturity structure

In millions of euros

☐ Credit volume (contains EUR 365 million of revolving export credits)
■ Repayments


3,967
1,575
1,131
949
842
511
457
408
408
0
–2,392
–444
–182
–107
–331
–54
–49
0
03/31/2008
08/09
09/10
10/11
11/12
12/13
13/14
14/15
15/16

Credit risk

Credit risk refers to financial losses that may occur through non-fulfillment of contractual obligations by business partners.

The credit risk of the underlying transactions is kept low by precise management of receivables. A high percentage of delivery transactions is covered by credit insurance. Bankable security is also provided, such as guarantees and letters of credit.

The following overdue receivables for which no valuation allowance had been formed existed as of the balance sheet date:

	2006/07	2007/08
Less than 30 days past due	180.5	212.8
More than 31 and less than 60 days past due	19.0	54.0
More than 61 and less than 90 days past due	5.4	22.5
More than 91 and less than 120 days past due	2.8	11.5
More than 121 days past due	21.1	31.8
Total	**228.8**	**332.5**

In millions of euros

The following valuation allowances were formed during the reporting period for receivables:

	2006/07	2007/08
Opening balance as of April 1, 2007	**27.8**	**28.8**
Addition	7.3	19.5
Net exchange differences	0.0	1.0
Changes through business combinations	–0.1	19.0
Reversal	–5.4	–7.5
Use	–0.9	–8.3
Closing balance as of March 31, 2008	**28.8**	**52.4**

In millions of euros

As the main part of receivables is insured, the risk of bad debt losses is limited. The maximum loss which is theoretically possible equals the amount at which the receivables are stated in the balance sheet.

In the course of asset-backed-securities-transactions receivables amounting to EUR 58.0 million (March 31, 2007: EUR 59.9 million) were sold, whereas delcredere risk deductions of EUR 7.1 million (March 31, 2007: EUR 9.3 million) are not paid out and therefore do not meet the criteria of derecognition.

The management of financial transaction credit risk is governed by internal guidelines. All investments and derivatives transactions are limited for each counterparty, with the size of the limit dependent on the rating and capital resources of the bank.

The credit risk for derivative financial instruments is limited to transactions with a positive market value and to the replacement cost of such transactions. Therefore, derivative transactions are only valued at their positive market value up to this limit. Derivative transactions are almost exclusively based on standardized master agreements for financial forward transactions.

Breakdown of investments at financial institutions by rating classes

	AAA	AA	A	NR
Bonds	58	113	35	33
Money market investments excl. account credit balances	0	53	30	66
Derivates	4	17	0	1
Other investments	0	119	0	0

In millions of euros

Currency risk

The biggest currency position in the Group arises from raw material purchases in USD and to a lesser degree from exports to the "non-euro area".

An initial hedge is provided by naturally covered items where, for example, trade receivables in USD are offset by liabilities for the purchase of raw materials (USD netting). The use of derivative hedging instruments is another possibility. voestalpine AG hedges budgeted (net) foreign currency payment flows over the next 12 months. Longer-term hedging occurs only for contracted projects. The hedging ratio is between 50% and 100%. The further the cash flow is in the future, the lower the hedging ratio. There is no indirect currency risk.

The net requirement for USD was USD 665 million in business year 2007/08. The significant increase over the previous year (USD 263 million) was due to the increase in the quantity and price of raw materials purchased. The Polish zloty is the second largest foreign currency position in the Group because some of the invoicing for raw material purchases changed over to PLN. The remaining foreign currency exposure, resulting primarily from exports to the "non-euro area", is significantly lower than the USD risk.

Foreign currency portfolio 2007/08 (net)

In USD and PLN, the outflows predominate; in all other currencies receipts predominate.


76%
USD
4%
GBP
3%
AUD
3%
Other
10%
PLN
1%
CHF
3%
CAD

Based on the Value-at-Risk calculation, as at March 31, 2008 the risks for all open positions for the upcoming financial year are as follows:

	USD	PLN	CAD	GBP	CHF	Other
Position	–240.90	–41.50	15.88	6.80	4.33	
Undiversified risk	27.98	3.77	2.55	0.68	0.35	0.68

In millions of euros

Taking into account the correlation between the different currencies, the resulting portfolio risk is EUR 28.3 million.

Interest rate risk

voestalpine AG differentiates between cash flow risk (the risk that interest expenses or interest income will undergo a detrimental change) for variable-interest financial instruments and present value risk for fixed-interest financial instruments. The positions shown include all interest rate sensitive financial instruments (loans, money market, issued and purchased securities).

The increase in liabilities caused by the acquisitions made it necessary to review the global interest rate strategy. The optimization of interest expenses was chosen as the primary objective. voestalpine's business profile permits an overweighting of floating-rate financing. Fixed interest rates are used to take advantage of extreme situations (cycle bottom).

The variable interest positions on the liabilities side significantly exceed the positions on the asset side, so that a 1% increase in the money market rate increases the interest expense by EUR 24.2 million (variable interest asset and liability positions were equal in the previous year).

The weighted average interest rate for asset positions is 4.28% with a duration of 1.1 years (including money market investments), and 4.37% for liability positions with a duration of 0.7 years.

	Position	Weighted average interest rate	Duration	Average capital commitment	Sensitivity to a 1% change in the interest rate	Cash flow risk
Assets	587	4.28%	1.1 years	2 years	–6.0	–4.6
Liabilities	–4,026	4.37%	0.7 years	1.7 years*	24.8	28.8
Net	–3,439				18.8	24.2

* excluding revolving export credits of EUR 365 million

In millions of euros

The present value risk determined using the value-at-risk calculation for March 31, 2008, is equal to EUR 4.7million (2006/07: EUR 5.7 million) for positions on the asset side given a 1% change in the interest rate and EUR 33.8 million (2006/07: EUR 11.1 million) for positions on the liabilities side. Therefore, in the event of a 1% drop in the interest rate, voestalpine AG would have an imputed (unrecognized) net present value loss of EUR 29.1 million (2006/07: EUR 5.4 million).

The asset positions include EUR 286.5 million (previous year: EUR 429.8 million) of investments in the V47 and V54 funds of funds. 93.5% of the fund assets are invested in bonds and money market securities in euro or in cash in the three sub-funds V101, V102 and V103, and in three special funds, as follows:

Funds	Investment currency	
Sub-fund V101	EUR 101 million	with a modified duration of 0.34
Sub-fund V102	EUR 86 million	with a modified duration of 2,80
Sub-fund V103	EUR 67 million	with a modified duration of 5,70
Special funds	EUR 13.6 million	(only included in V54)

The funds of funds include EUR 18.5 million in equities (6.5% of fund assets), which is divided among 3 global equities funds with different investment approaches.

Due to the negative effects of the financial market crisis in the last quarter of the financial year, performance growth for the financial year was small for both the bond and equity portions:

Umbrella funds	Performance
V47	0.36%
V54	0.68%

Securities are assessed at fair value; net profits amounting to EUR 0.2 million (2006/07: EUR 13.3 million) are recognized at fair value through profit or loss using the fair value option.

Derivative financial instruments

Portfolio of derivative financial instruments as of March 31, 2008:

	Nominal value (in millions of euros)	Fair value	Of which accounted for in equity	Maturity
Forward exchange transactions (incl. currency swaps)	618.5	–31.8	–18.4	100% < 1 year
Currency options	13.5	–0.4	–0.3	100% < 1 year
Derivatives	1,904.9	–43.8	–2.8	100% <= 5 years
Commodity swaps	115.0	–2.3	0.0	100% < 1 year
Total	**2,651.9**	**–78.3**	**–21.5**	

Net losses amounting to EUR 46.4 million are recognized through profit and loss during the reporting period. The derivative transactions are marked to market daily by determining the value that would be realized if the hedging position were closed out (liquidation method).

voestalpine uses hedge accounting for a significant portion of its derivative financial instruments. Profits and losses are recognized directly in equity. When the underlying transaction is recognized, the accumulated profits or losses that were recognized directly in equity in previous periods are initially recognized in the amount of the underlying assets and then in profit or loss.

In business year 2007/08, hedge accounting was used for hedging foreign currency payment flows, interest bearing receivables and liabilities, and raw material purchase agreements. The interest rate and currency hedges are cash flow hedges, while the raw material hedges were classified as fair value hedges. From the reserve for foreign exchange differences EUR 0.8 million were withdrawn during the reporting period and recognized as income through profit and loss; negative fair values amounting to EUR 18.7 million were conveyed to the reserve. The reserve for interest hedges in equity was decreased by EUR 5.7 million following variations in the fair values of hedges.

Categories of financial instruments

Classes	**Financial assets measured at (amortized) cost**	**Financial assets measured at fair value**			
Categories	**Loans and receivables**	**Financial assets available-for-sale**	**Financial assets measured at fair value through profit and loss**		
			Derivatives	**Designated at fair value**	**Total**
Assets – 2006/07					
Other financial assets – non current	22.6	1.5	–	57.1	81.2
Trade and other receiveables	1,292.9	–	0.9	–	1,293.8
Other financial assets – current	–	25.0	–	364.9	389.9
Cash and cash equivalents	356.1	–	–	–	356.1
Carrying amount	**1,671.6**	**26.5**	**0.9**	**422.0**	**2,121.0**
Fair value	**1,671.6**	**26.5**	**0.9**	**422.0**	**2,121.0**
Assets – 2007/08					
Other financial assets – non current	43.1	1.7	–	58.9	103.7
Trade and other receiveables	2,224.4	–	8.4	–	2,232.8
Other financial assets – current	–	21.9	–	225.8	247.7
Cash and cash equivalents	331.9	–	–	–	331.9
Carrying amount	**2,599.4**	**23.6**	**8.4**	**284.7**	**2,916.1**
Fair value	**2,599.4**	**23.6**	**8.4**	**284.7**	**2,916.1**

In millions of euros

Classes	Financial liabilities measured at amortized cost	Financial liabilities measured at fair value	
Categories	**Financial liabilities measured at amortized cost**	**Financial liabilities measured at fair value through profit or loss**	**Total**
Liabilities – 2006/07			
Financial liabilities – non current	739.6	–	739.6
Financial liabilities – current	629.6	–	629.6
Trade and other payables	1,483.1	4.1	1,487.2
Carrying amount	**2,852.3**	**4.1**	**2,856.4**
Fair value	**3,296.0**	**4.1**	**3,300.1**
Liabilities – 2007/08			
Financial liabilities – non current	1,262.9	–	1,262.9
Financial liabilities – current	3,031.7	–	3,031.7
Trade and other payables	2,060.1	86.7	2,146.8
Carrying amount	**6,354.7**	**86.7**	**6,441.4**
Fair value	**6,454.6**	**86.7**	**6,541.3**

In millions of euros

24. Consolidated cash flow statement

The consolidated cash flow statement was prepared using the indirect method. Cash and cash equivalents include cash on hand, cash at banks and checks. The effects of any changes in the consolidation range were eliminated and reported in the cash flow from investing activities.

	2006/07	2007/08
Interest received	52.0	44.8
Interest paid	87.1	208.5
Taxes paid	233.9	286.3

In millions of euros

Adjustments

	2006/07	2007/08
Depreciation, amortization and impairment	367.1	709.4
Result from sale of assets	−13.9	−13.4
Changes in pensions and other employee benefits non-current provisions and deferred taxes	8.7	−54.9
Non-cash share of profit of associates	−7.4	5.0
	354.5	**646.1**

In millions of euros

The conversion of convertible bonds amounting to EUR 136.4 increased the equity. But there was no effect of the conversion on the cash flow statement.

Cash flows from changes in the consolidation range include EUR 0.3 million from the disposal of entities that were fully consolidated in the previous year.

25. Related parties, corporate bodies and employees

Business transactions between the Group and non-consolidated subsidiaries and equity-consolidated entities are dealt with at arm's length terms and are included in the following items of the consolidated financial statements:

	2006/07	2007/08
Revenue	313.2	394.5
Cost of sales	35.1	156.4
Other operating expenses	44.8	43.4

	03/31/2007	03/31/2008
Trade and other receivables	44.5	38.1
Financial liabilities/trade and other payables	32.7	35.2
Contingent liabilities	0.1	0.1

In millions of euros

In business year 2007/08, 818 temporary employees (2006/07: 741) from companies reported under other investments were employed to cover short-term personnel shortages.

The non-inclusion of non-consolidated entities had no significant impact on the Group's net assets, financial position and results of operations.

Management Board

A target agreement must be concluded with the Executive Committee of the Supervisory Board before a bonus can be awarded. 80% of the possible bonus is based on quantitative targets, and 20% to qualitative targets. The target amounts for the quantitative targets are the profit from operating activities (EBIT) and return on capital employed (ROCE). Specific target amounts are set periodically by the Executive Committee of the Supervisory Board in consultation with the Management Board. The qualitative targets consist of two to four individual targets, relating primarily to the areas of strategy, cost management and organization. The bonus is limited to 150% of annual gross salary.

The size of the contractually approved company pension depends on the length of service. The size of the annual pension equals 1.2% of the last annual gross salary for each year of service, with a maximum pension benefit of 40% of the last annual gross salary (without bonuses).

The members of the Management Board receive severance benefits at the time of termination of their employment by way of analogous application of the Salaried Employees Act.

The compensation paid to the active members of the Management Board of voestalpine AG is comprised as follows:

	2006/07	2007/08
Fixed compensation	2.4	2.9
Variable compensation	3.4	5.7
	5.8	8.6

In millions of euros

No advances or loans were granted to the members of the Management Board of voestalpine AG.

Supervisory Board

The annual general meeting of the Company on July 5, 2006, passed a resolution to include the compensation plan for Supervisory Board members that was applied in business year 2004/05 into the articles of incorporation. Under § 15 of the articles of incorporation, the members of the Supervisory Board therefore receive as compensation 0.1% of the net income for the year as shown in the approved consolidated financial statements. The total amount is divided in proportion to the assigned fractions of 100% for the Chairman, 75% for the Vice-Chairman and 50% for all other members, with a minimum compensation of EUR 20,000 for the Chairman, EUR 15,000 for the Vice-Chairman and 10,000 for all other members of the Supervisory Board. Compensation is limited to a multiple of four times the indicated amounts. The attendance honorarium equals EUR 500 per Supervisory Board meeting.

The annual compensation of members of the Supervisory Board is therefore conclusively regulated by the articles of incorporation. An annual general meeting resolution is no longer necessary.

The compensation of the Supervisory Board and other Supervisory Board expenses totaled EUR 0.5 million (2006/07: EUR 0.5 million) in business year 2007/08. No advances or loans were granted to members of the Supervisory Board of voestalpine AG.

As legal counsel to voestalpine AG, Dr. Michael Kutschera and the law firm Binder Grösswang performed in the reporting period 2007/08 legal advisory services on matters of takeover law, on various legal questions in connection with the takeover bid for BÖHLER-UDDEHOLM AG, the issuance of a hybrid bond, a senior bond and other transactions to finance the acquisition of BÖHLER-UDDEHOLM AG as well as on the minority shareholder squeeze-out procedure related to BÖHLER-UDDEHOLM AG, and various other legal questions. Fees for these matters are invoiced at the general hourly rates of the law firm of Binder Grösswang Rechtsanwälte applicable at the time. Total net fees of EUR 645,321.08 were incurred for services provided by the law firm of Binder Grösswang Rechtsanwälte.

Employee information

Total personnel expenses are comprised as follows:

	2006/07	2007/08
Wages	575.5	819.7
Salaries	445.3	703.4
Expenses for severance payments	18.7	17.1
Expenses for pensions	10.5	19.3
Expenses for statutory benefits and payroll-based contributions	239.3	356.2
Other social security expenses	23.0	44.7
	1,312.3	**1,960.4**

In millions of euros

Total number of employees

	Balance sheet date		Average	
	03/31/2007	03/31/2008	2006/07	2007/08
Laborers	16,135	26,350	15,152	25,632
Salaried employees	8,478	15,140	8,026	14,849
Apprentices	881	1,411	875	1,451
	25,494	**42,901**	**24,053**	**41,932**

26. Share-based payments

Stock option plan

A resolution approving a stock option plan was adopted in business year 2006/07. The vesting period ends on June 30, 2008. Five members of the Management Board were granted a total of 900,000 options and executives were granted 3,309,795 options in the business year 2006/07. All of the options were outstanding at the end of the business year. The options and the right to exercise the options are not transferable. The options can be exercised if the participant is a current employee or officer of voestalpine AG or a Group company.

The market value of the options at the time of grant is EUR 5.26 per option and is allocated linearly over 22 months until the end of the vesting period. An expense of EUR 12.1 million is reported in the consolidated financial statements for 2007/08. The following parameters are used for valuing the options at the time of grant:

Strike price	euros	29.78
Share price at grant date	euros	30.16
Expected volatility	%	28.90
Risk-free interest rate	%	3.60
Dividend yield	%	4.00

Expected volatility was calculated using the historical volatilities of the last three years. Based on an expected early exercise of stock options as compared to normal options, early exercise after two or three years was assumed. The requirement that the relative performance of voestalpine shares must exceed that of the Dow Jones EUROSTOXX 600 index was included in the calculation by means of a 7% discount.

Employee bonuses

Bonuses with a total value of EUR 5.2 million had been granted to employees in the form of own shares (123,400 shares) by the end of business year 2007/08. In accordance with IFRS 2, the shares are measured at the market price at the time of grant. This amount is recognized as personnel expenses. The offsetting entry is recognized directly in equity.

27. Important events after the balance sheet date

Through its share purchases in BÖHLER-UDDEHOLM, the voestalpine AG has surpassed the 90% voting threshold and as at March 31, 2008 holds 90.65% of the shares in BÖHLER-UDDEHOLM. At the BÖHLER-UDDEHOLM annual general meeting on June 23, 2008, voestalpine AG will submit an application requesting that all of the shares not yet owned by the majority shareholder voestalpine AG, in accordance with the the Minority Shareholders Squeeze Out Act, be transferred to the majority shareholder voestalpine AG for an appropriate cash settlement amount ("squeeze out").

The appropriate cash settlement as announced in a joint resolution by the Management Board of BÖHLER-UDDEHOLM and its majority shareholder voestalpine AG was set at EUR 70.26 per share. This cash settlement also includes the profit for the period per share for the business year 2007 and the split year 2008 (01/01–31/03/2008) of the company. A separate dividend distribution is not intended.

28. Earnings per share

Basic (undiluted) earnings per share are calculated as follows:

	2006/07	2007/08
Profit attributable to equity holders of the parent	**757,403**	718,227
Issued ordinary shares (average)	158,400,000	162,929,275
Effect of own shares held (average)	–1,187,818	–4,461,144
Weighted average number of outstanding ordinary shares	**157,212,182**	158,468,131
Basic (undiluted) earnings per share (euros)	**4.82**	4.53
Profit from continuing operations attributable to equity holders of the parent	748,545	743,382
Basic (undiluted) earnings per share (continuing operations) (euros)	**4.76**	4.69

In thousands of euros

The undiluted earnings per share for the discontinued operations amount to EUR –0.16 (2006/07: EUR +0.06).

Diluted earnings per share are calculated as follows:

	2006/07	2007/08
Profit attributable to equity holders of the parent	757,403	718,227
Interest charged for convertible bonds (net)	6,320	2,691
Base for diluted earnings per share	**763,723**	**720,918**
Weighted average number of outstanding ordinary shares	157,212,182	158,468,131
Weighted average potential shares of convertible bonds	13,797,503	5,178,134
Weighted average number of ordinary shares for diluted earnings per share	**171,009,685**	**163,646,265**
Diluted earnings per share (euros)	**4.47**	**4.41**
Profit from continuing operations attributable to equity holders of the parent	754,865	746,073
Diluted earnings per share (continuing operations) (euros)	**4.41**	**4.56**

In thousands of euros

The diluted earnings per share for the discontinued operations amount to EUR –0.15 (2006/07: EUR +0.06).

29. Dividend

In accordance with the Stock Corporation Act, the appropriation of net profit is based on the annual financial statements of voestalpine AG as of March 31, 2008. These financial statements show net retained profits of EUR 345.0 million. The Management Board proposes a dividend of EUR 2.10 per share (2006/07: EUR 1.45).

30. Management Board statement in accordance with § 82 (4) line 3 of the Stock Exchange Act

The Management Board of voestalpine AG hereby declares that to the best of its knowledge the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group management report gives a true and fair view of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties the Group faces.

Linz, May 19, 2008

The Management Board

Wolfgang Eder	Franz Hirschmanner	Josef Mülner
Robert Ottel	Claus J. Raidl	Wolfgang Spreitzer

The consolidated financial statements of voestalpine AG and associated documents will be filed with the commercial register of the commercial court of Linz under company register number FN 66209 t.

Appendix to the notes: Investments

Unqualified auditor's report

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of voestalpine AG, Linz, for the business year from April 1, 2007 to March 31, 2008. These consolidated financial statements comprise the balance sheet as at March 31, 2008, and the income statement, the statement of changes in equity and cash flow statement for the year ended March 31, 2008, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of ex-

pressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of March 31, 2008, and of its financial performance and its cash flows for the financial year from April 1, 2007 to March 31, 2008 in accordance with International Reporting Standards as adopted by the EU.

Report on other legal and regulatory requirements

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the group.

In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements.

Vienna, May 19, 2008

GRANT THORNTON
Wirtschaftsprüfungs- und Steuerberatungs-GmbH

Mag. Josef Töglhofer

MMag. Dr. Sascha Berkovec

Auditors and Tax Consultants

voestalpine AG

Investments

Steel Division

	Domicile of the company	Interest held	Parent company
voestalpine Stahl GmbH	AUT	100.000%	voestalpine AG
Importkohle Gesellschaft m.b.H.	AUT	66.000%	voestalpine Rohstoffbeschaffungs GmbH
Importkohle Gesellschaft m.b.H.	AUT	1.000%	Böhler Edelstahl GmbH & Co KG
Logistik Service GmbH	AUT	100.000%	voestalpine Stahl GmbH
vatron gmbh	AUT	61.500%	voestalpine Stahl GmbH
vatron gmbh	AUT	5.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Anarbeitung GmbH	AUT	100.000%	voestalpine Stahl GmbH
voestalpine Eurostahl GmbH	AUT	100.000%	voestalpine Stahl GmbH
voestalpine Giesserei Linz GmbH	AUT	100.000%	voestalpine Stahl GmbH
voestalpine Giesserei Traisen GmbH	AUT	100.000%	voestalpine Giesserei Linz GmbH
voestalpine Grobblech GmbH	AUT	100.000%	voestalpine Stahl GmbH
voestalpine Personalberatung GmbH	AUT	100.000%	voestalpine Stahl GmbH
voestalpine Rohstoffbeschaffungs GmbH	AUT	75.100%	voestalpine Stahl GmbH
voestalpine Rohstoffbeschaffungs GmbH	AUT	24.900%	voestalpine Stahl Donawitz GmbH & Co KG
voestalpine Stahl Service Center GmbH	AUT	100.000%	voestalpine Stahl GmbH
voestalpine Steel Service Center Polska Sp. z o.o.	POL	100.000%	voestalpine Stahl Service Center GmbH
GEORG FISCHER FITTINGS GmbH[2]	AUT	49.000%	voestalpine Stahl GmbH
Herzog Coilex GmbH[2]	DEU	25.100%	voestalpine Stahl Service Center GmbH
Industrie-Logistik-Linz GmbH & Co KG[2]	AUT	37.000%	voestalpine Stahl GmbH
Kühne + Nagel Euroshipping GmbH[2]	DEU	49.000%	Logistik Service GmbH
METALSERVICE S.P.A.[2]	ITA	40.000%	voestalpine Stahl Service Center GmbH
Ningxia Kocel Steel Foundry Co. Ltd.[2]	CHN	49.000%	voestalpine Giesserei Linz GmbH
Scholz Austria GmbH[2]	AUT	28.250%	voestalpine Stahl GmbH
Scholz Austria GmbH[2]	AUT	5.160%	voestalpine Stahl Donawitz GmbH & Co KG
Scholz Austria GmbH[2]	AUT	3.712%	Böhler Edelstahl GmbH & Co KG
voestalpine Stahlhandel GmbH[2]	AUT	25.100%	voestalpine Stahl GmbH
Wuppermann Austria Gesellschaft m.b.H.[2]	AUT	30.000%	voestalpine Stahl GmbH
„Sport-Kultur-Aktiv" registrierte Genossenschaft mit beschränkter Haftung[1]	AUT	28.750%	voestalpine Stahl GmbH
Austrian Center of Competence in Mechatronics GmbH[1]	AUT	33.330%	vatron gmbh
B-Zone Projektentwicklungs- und -vermarktungsgesellschaft mbH[1]	AUT	82.500%	voestalpine Stahl GmbH

	Domicile of the company	Interest held	Parent company
Cargo Service GmbH[1]	AUT	100.000%	Logistik Service GmbH
Caseli GmbH[1]	AUT	100.000%	voestalpine Stahl GmbH
GWL Gebäude- Wohnungs- und Liegenschafts-Verwaltungsgesellschaft m.b.H.[1]	AUT	76.000%	voestalpine Stahl GmbH
Hot Vision Research GmbH[1]	AUT	100.000%	vatron gmbh
Industrie-Logistik-Linz Geschäftsführungs-GmbH[1]	AUT	37.000%	voestalpine Stahl GmbH
Kontext Druckerei GmbH[1]	AUT	64.800%	voestalpine Stahl GmbH
Linzer Schlackenaufbereitungs- und vertriebsgesellschaft m.b.H.[1]	AUT	33.333%	voestalpine Stahl GmbH
Stahlservice Rauschenberger Verwaltungs-GmbH[1]	DEU	100.000%	voestalpine Stahl GmbH
VA OMV Personalholding GmbH[1]	AUT	50.000%	voestalpine Personalberatung GmbH
voestalpine Belgium NV/SA[1]	BEL	100.000%	voestalpine Eurostahl GmbH
voestalpine CR, s.r.o.[1]	CZE	100.000%	voestalpine Eurostahl GmbH
voestalpine d.o.o.[1]	HRV	100.000%	voestalpine Eurostahl GmbH
voestalpine d.o.o.[1]	SCG	100.000%	voestalpine Eurostahl GmbH
voestalpine d.o.o.[1]	SVN	100.000%	voestalpine Eurostahl GmbH
voestalpine Danmark ApS.[1]	DNK	100.000%	voestalpine Eurostahl GmbH
voestalpine Deutschland GmbH[1]	DEU	100.000%	voestalpine Eurostahl GmbH
voestalpine France SAS[1]	FRA	100.000%	voestalpine Eurostahl GmbH
voestalpine Hungaria Kft.[1]	HUN	99.000%	voestalpine Eurostahl GmbH
voestalpine Hungaria Kft.[1]	HUN	1.000%	Donauländische Baugesellschaft m.b.H.
voestalpine Italia S.r. l.[1]	ITA	100.000%	voestalpine Eurostahl GmbH
voestalpine Nederland B.V.[1]	NLD	100.000%	voestalpine Eurostahl GmbH
voestalpine Polska Sp.z o.o.[1]	POL	100.000%	voestalpine Eurostahl GmbH
voestalpine Romania S.R.L[1]	ROU	100.000%	voestalpine Eurostahl GmbH
voestalpine Scandinavia AB[1]	SWE	100.000%	voestalpine Eurostahl GmbH
voestalpine Schweiz GmbH[1]	CHE	100.000%	voestalpine Eurostahl GmbH
voestalpine Slovakia S.r.o.[1]	SVK	100.000%	voestalpine Eurostahl GmbH
voestalpine Steel Service Center Romania SRL[1]	ROU	100.000%	voestalpine Stahl Service Center GmbH
voestalpine UK LTD[1]	GBR	100.000%	voestalpine Eurostahl GmbH
voestalpine USA Corp.[1]	USA	100.000%	voestalpine Eurostahl GmbH
Werksgärtnerei Gesellschaft m.b.H.[1]	AUT	100.000%	voestalpine Stahl GmbH

[1] no consolidation [2] equity method, for all other companies: full consolidation

Special Steel Division

	Domicile of the company	Interest held	Parent company
Böhler-Uddeholm Aktiengesellschaft	AUT	90.650%	voestalpine AG
Aceros Boehler de Colombia S.A.	COL	0.189%	BÖHLER Bleche GmbH & Co KG
Aceros Boehler de Colombia S.A.	COL	0.189%	Böhler Edelstahl GmbH & Co KG
Aceros Boehler de Colombia S.A.	COL	90.390%	Böhler-Uddeholm Aktiengesellschaft
Aceros Boehler de Colombia S.A.	COL	9.232%	Böhler Ybbstalwerke GmbH
Aceros Boehler del Ecuador S.A.	ECU	1.750%	Aceros Boehler de Colombia S.A.
Aceros Boehler del Ecuador S.A.	ECU	98.250%	Böhler-Uddeholm Aktiengesellschaft
Aceros Boehler del Peru S.A.	PER	2.500%	Böhler Edelstahl GmbH & Co KG
Aceros Boehler del Peru S.A.	PER	95.000%	Böhler-Uddeholm Aktiengesellschaft
Aceros Boehler del Peru S.A.	PER	2.500%	Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.
Aceros Boehler Uddeholm S.A.	ARG	95.500%	Böhler-Uddeholm Aktiengesellschaft
Aceros Boehler Uddeholm S.A.	ARG	4.500%	Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.
Aceros Bohler Uddeholm, S.A. de C.V.	MEX	100.000%	Uddeholms Aktiebolag
Acos Bohler Uddeholm do Brasil Ltda.	BRA	99.99997%	Böhler-Uddeholm Aktiengesellschaft
Acos Bohler Uddeholm do Brasil Ltda.	BRA	0.00003%	Gebrüder Böhler & Co. AG
Aktiebolaget Finansa	SWE	100.000%	Uddeholm Tooling Aktiebolag
Aktiebolaget Uddeholmsagenturen	SWE	100.000%	Uddeholm Tooling Aktiebolag
ASSAB Steels (China) Ltd.	CHN	100.000%	ASSAB Steels (HK) Ltd.
ASSAB Steels (HK) Ltd.	CHN	95.000%	ASSAB Pacific Pte.Ltd.
ASSAB Steels (Korea) Co., Ltd.	KOR	85.000%	ASSAB Pacific Pte.Ltd.
ASSAB Steels (Malaysia) Co., Ltd.	MYS	95.000%	ASSAB Pacific Pte.Ltd.
ASSAB Steels (Taiwan) Ltd.	TWN	82.500%	ASSAB Pacific Pte.Ltd.
ASSAB Steels (Thailand) Ltd.	THA	95.000%	ASSAB Pacific Pte.Ltd.
ASSAB Steels Singapore (Pte) Ltd.	SGP	90.000%	ASSAB Pacific Pte.Ltd.
ASSAB Technology (Malaysia) Sdn Bhd	MYS	95.000%	ASSAB Steels (Malaysia) Co., Ltd.
ASSAB Tooling (Beijing) Co., Ltd.	CHN	100.000%	ASSAB Pacific Pte.Ltd.
ASSAB Tooling (Dongguan) Co., Ltd.	CHN	95.000%	ASSAB Pacific Pte.Ltd.
ASSAB Tooling (Qing Dao) Co., Ltd.	CHN	100.000%	ASSAB Pacific Pte.Ltd.
ASSAB Tooling (Xiamen) Co., Ltd.	CHN	95.000%	ASSAB Pacific Pte.Ltd.
ASSAB Tooling Technology (Chongqing) Co., Ltd.	CHN	95.000%	ASSAB Pacific Pte.Ltd.
ASSAB Tooling Technology (Ningbo) Co., Ltd.	CHN	95.000%	ASSAB Pacific Pte.Ltd.
ASSAB Tooling Technology (Shanghai) Co., Ltd.	CHN	95.000%	ASSAB Pacific Pte.Ltd.
ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI	TUR	69.891%	ASSAB International Aktiebolag
ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI	TUR	0.036%	Böhler Grundstücks GmbH & Co KG
ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI	TUR	0.036%	BÖHLER-UDDEHOLM Immobilien GmbH

	Domicile of the company	Interest held	Parent company
ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI	TUR	0.036%	Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.
ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI	TUR	30.000%	Uddeholms Aktiebolag
ASSAB International Aktiebolag	SWE	100.000%	Uddeholms Aktiebolag
ASSAB Pacific Pte.Ltd.	SGP	100.000%	Uddeholms Aktiebolag
ASSAB SRIPAD Steels Private Ltd	IND	70.000%	ASSAB International Aktiebolag
Associated Swedish Steels Aktiebolag	SWE	100.000%	Uddeholm Tooling Aktiebolag
Associated Swedish Steels Phils., Inc.	PHL	84.970%	ASSAB Pacific Pte.Ltd.
Avesta Welding Aktiebolag	SWE	100.000%	Böhler Schweißtechnik Austria GmbH
Avesta Welding LLC	USA	100.000%	Bohler Welding Group USA Inc.
BÖHLER Bleche GmbH	AUT	100.000%	Böhler-Uddeholm Aktiengesellschaft
BÖHLER Bleche GmbH & Co KG	AUT	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler Tecnica de Soldagem Ltda.	BRA	100.000%	Böhler Welding Holding GmbH
Bohler Uddeholm Polska s.p.z.o.o	POL	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler Uddeholm CZ s.r.o.	CZE	100.000%	Böhler-Uddeholm Aktiengesellschaft
BOHLER WELDING GROUP ITALIA s.p.a.	ITA	100.000%	Böhler Welding Holding GmbH
Böhler Welding Group Norway AS	NOR	100.000%	Böhler Welding Holding GmbH
Böhler Welding Holding GmbH	DEU	94.500%	Böhler-Uddeholm Aktiengesellschaft
Böhler Welding Holding GmbH	DEU	5.500%	Böhler Uddeholm Härtereitechnik GmbH
Böhler Welding Technololgy (China) Co. Ltd.	CHN	100.000%	Böhler Welding Holding GmbH
Böhler Welding Trading (Shanghai) Co. Ltd.	CHN	100.000%	Böhler Welding Holding GmbH
Böhler Aktiengesellschaft	DEU	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler Bleche Multilayer GmbH	DEU	100.000%	BÖHLER Bleche GmbH & Co KG
Böhler Edelstahl GmbH	AUT	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler Edelstahl GmbH & Co KG	AUT	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler Grundstücks Beteiligungs GmbH	DEU	100.000%	Böhler Aktiengesellschaft
Böhler Grundstücks GmbH & Co KG[4]	DEU	100.000%	Böhler Schweisstechnik GmbH
Böhler International GmbH	AUT	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler Kereskedelmi Kft.	HUN	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler Lastechniek Groep Nederland B.V.	NLD	100.000%	Hilarius Holding B.V.
Böhler Schmiedetechnik GmbH	AUT	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler Schmiedetechnik GmbH & Co KG	AUT	99.999%	Böhler-Uddeholm Aktiengesellschaft
Böhler Schmiedetechnik GmbH & Co KG	AUT	0.001%	Böhler Schmiedetechnik GmbH
Böhler Schweißtechnik Austria GmbH	AUT	100.000%	Böhler Welding Holding GmbH
Böhler Schweisstechnik Deutschland GmbH	DEU	100.000%	Böhler Welding Holding GmbH
Böhler Schweisstechnik GmbH	DEU	100.000%	Böhler Aktiengesellschaft

[4] These consolidated financial statements represent an exemption for Böhler Grundstücks GmbH & Co KG according to Art. 264b of the German Commercial Code. For all other companies: full consolidation.

	Domicile of the company	Interest held	Parent company
Böhler Soldaduras S.A. de C.V.	MEX	100.000%	Böhler Welding Holding GmbH
Bohler Uddeholm (Australia) Pty Ltd.	AUS	100.000%	Böhler-Uddeholm Aktiengesellschaft
Bohler Uddeholm Africa (Pty) Ltd.	ZAF	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler Uddeholm Deutschland GmbH	DEU	100.000%	Böhler-Uddeholm Holding GmbH
Böhler Uddeholm Härtereitechnik GmbH	DEU	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler Uddeholm Precision Strip AB	SWE	100.000%	Uddeholms Aktiebolag
Bohler Uddeholm Romania s.r.l.	ROU	99.907%	Böhler International GmbH
Bohler Uddeholm Romania s.r.l.	ROU	0.093%	Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.
Böhler Verwaltungs GmbH	DEU	100.000%	Böhler Aktiengesellschaft
Böhler Wärmebehandlung GmbH	AUT	51.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler Welding Group Schweiz AG	CHE	100.000%	Böhler Welding Holding GmbH
Bohler Welding Group Canada Ltd.	CAN	100.000%	Böhler Welding Holding GmbH
Böhler Welding Group GmbH	AUT	100.000%	Böhler Welding Holding GmbH
Böhler Welding Group Greece S.A.	GRC	100.000%	Böhler Welding Holding GmbH
Bohler Welding Group UK Ltd	GBR	100.000%	Böhler Welding Holding GmbH
Bohler Welding Group USA Inc.	USA	100.000%	Böhler Welding Holding GmbH
Böhler Ybbstalwerke GmbH	AUT	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhlerstahl Vertriebsgesellschaft m.b.H.	AUT	100.000%	Böhler-Uddeholm Aktiengesellschaft
Bohler-Uddeholm (UK) Ltd.	GBR	100.000%	Bohler-Uddeholm Holdings (UK) Ltd.
Böhler-Uddeholm B.V.	NLD	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Bearbeitung GmbH	DEU	100.000%	Böhler-Uddeholm Holding GmbH
Bohler-Uddeholm Corporation	USA	100.000%	Uddeholms Aktiebolag
Böhler-Uddeholm France S.A.S.	FRA	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Holding GmbH	DEU	100.000%	Böhler Aktiengesellschaft
Bohler-Uddeholm Holdings (UK) Ltd.	GBR	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Iberica S.A.	ESP	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Italia S.p.A.	ITA	99.250%	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Italia S.p.A.	ITA	0.750%	Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.
Böhler-Uddeholm LLC	RUS	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Ltd.	CAN	100.000%	Uddeholms Aktiebolag
Böhler-Uddeholm Precision Strip GmbH & Co KG	AUT	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Precision Strip GmbH	AUT	100.000%	Böhler-Uddeholm Aktiengesellschaft
Bohler-Uddeholm Services, LLC	USA	100.000%	Bohler-Uddeholm Corporation
Böhler-Uddeholm SLOVAKIA, s.r.o.	SVK	100.000%	Böhler-Uddeholm Aktiengesellschaft
Bohler-Uddeholm Specialty Metals, Inc.	USA	100.000%	Bohler-Uddeholm Corporation
Bohler-Uddeholm Strip Steel, LLC	USA	100.000%	Bohler-Uddeholm Corporation
Böhler-Ybbstal Profil GmbH	AUT	100.000%	Böhler-Uddeholm Aktiengesellschaft

	Domicile of the company	Interest held	Parent company
BTF S.p.A.	ITA	51.000%	Böhler Welding Holding GmbH
BU Beteiligungs- und Vermögensverwaltung GmbH	AUT	100.000%	Böhler Edelstahl GmbH
Buderus Edelstahl Zerspanungstechnik GmbH	DEU	100.000%	Buderus Edelstahl GmbH
Buderus Edelstahl Band GmbH	DEU	100.000%	Böhler-Uddeholm Aktiengesellschaft
Buderus Edelstahl GmbH	DEU	100.000%	Böhler-Uddeholm Aktiengesellschaft
Buderus Edelstahl Schmiedetechnik GmbH	DEU	100.000%	Böhler-Uddeholm Aktiengesellschaft
Compania de Industria y Comercio, S.D. de C.V.	MEX	0.001%	Böhler-Uddeholm Precision Strip GmbH & Co KG
Compania de Industria y Comercio, S.D. de C.V.	MEX	99.999%	Martin Miller GmbH
D.I.N. Acciai S.p.A.	ITA	0.043%	Böhler-Uddeholm Aktiengesellschaft
D.I.N. Acciai S.p.A.	ITA	99.957%	Böhler-Uddeholm Italia S.p.A.
DAN Spray A/S	DNK	100.000%	Uddeholm Tooling Aktiebolag
Densam Industrial Co. Ltd.	TWN	51.000%	ASSAB Pacific Pte.Ltd.
Densam Industrial Co. Ltd.	TWN	49.000%	ASSAB Steels (Taiwan) Ltd.
Deville Rectification S.A.S.	FRA	100.000%	Buderus Edelstahl GmbH
EDRO Engineering, Inc.	USA	80.000%	Bohler-Uddeholm Corporation
EDRO Specialty Steels GmbH[4]	DEU	75.000%	EDRO Specialty Steels, Inc.
EDRO Specialty Steels, Inc.	USA	80.000%	Bohler-Uddeholm Corporation
ENPAR Sonderwerkstoffe GmbH	DEU	85.000%	Böhler Aktiengesellschaft
Eschmann Stahl GmbH & Co KG	DEU	51.000%	Böhler-Uddeholm Holding GmbH
Eschmann Stahl GmbH & Co KG	DEU	49.000%	Eschmann Vermögensverwaltung GmbH
Eschmann Stal S.p.z.o.o.	POL	100.000%	Eschmann Stahl GmbH & Co KG
Eschmann Textura Internacional Lda.	PRT	99.000%	Eschmann Textures International GmbH
Eschmann Textura Internacional Lda.	PRT	1.000%	Eschmann Stahl GmbH & Co KG
Eschmann Textures International GmbH	DEU	100.000%	Eschmann Stahl GmbH & Co KG
Eschmann Vermögensverwaltung GmbH	DEU	100.000%	Böhler-Uddeholm Aktiengesellschaft
Eschmann-Stahl Portugal-Acos Finos e Transformacao de Ferramentas, Lda	PRT	80.800%	Eschmann Stahl GmbH & Co KG
Eschmann-Stahl Portugal-Acos Finos e Transformacao de Ferramentas, Lda	PRT	17.500%	Eschmann Textures International GmbH
Flotek (International) Ltd.	GBR	52.010%	Eschmann Stahl GmbH & Co KG
Fontargen Gesellschaft mit beschränkter Haftung	DEU	100.000%	Böhler Welding Holding GmbH
Gebrüder Böhler & Co. AG	CHE	99.833%	Böhler-Uddeholm Aktiengesellschaft
GMV Eschmann International SAS	FRA	100.000%	Eschmann Stahl GmbH & Co KG
Grabados Eschmann International S.L.	ESP	100.000%	Eschmann Stahl GmbH & Co KG
Gravutex Eschmann International Ltd.	GBR	75.500%	Eschmann Stahl GmbH & Co KG
Groupe Bohler Soudage France S.A.S.	FRA	100.000%	Böhler Schweißtechnik Austria GmbH

[4] These consolidated financial statements represent an exemption for EDRO Specialty Steels GmbH according to Art. 264b of the German Commercial Code.
For all other companies: full consolidation.

	Domicile of the company	Interest held	Parent company
Grupo Bohler Soldadura Espana S.A.	ESP	100.000%	Böhler Welding Holding GmbH
Hagfors Tooling Center Aktiebolag	SWE	100.000%	Uddeholms Aktiebolag
Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.	AUT	100.000%	Böhler Edelstahl GmbH & Co KG
Helmold LLC	USA	100.000%	Böhler-Uddeholm Precision Strip GmbH & Co KG
Hilarius Haarlem Holland B.V.	NLD	100.000%	Hilarius Haarlem Holland Beheer B.V.
Hilarius Haarlem Holland Beheer B.V.	NLD	100.000%	Hilarius Holding B.V.
Hilarius Holding B.V.	NLD	100.000%	Böhler Welding Holding GmbH
Integrated Systems 4 e-Business AB	SWE	100.000%	Intesy Business & IT Solutions GmbH
Intesy Business & IT Solutions GmbH	AUT	100.000%	Böhler-Uddeholm Aktiengesellschaft
Intesy Business & IT Solutions GmbH	DEU	100.000%	Intesy Business & IT Solutions GmbH
Intesy Business & IT Solutions Pte. Ltd.	SGP	100.000%	Intesy Business & IT Solutions GmbH
Intesy Tecnologia da Informacao Ltda.	BRA	100.000%	Intesy Business & IT Solutions GmbH
IS Intersteel Stahlhandel GmbH	DEU	100.000%	Böhler Aktiengesellschaft
Jing Ying Industrial Co. Ltd.	TWN	100.000%	Densam Industrial Co. Ltd.
Kestra Schweißtechnik GmbH	DEU	100.000%	Böhler Welding Holding GmbH
LEED Steel LLC	USA	100.000%	Bohler-Uddeholm Corporation
Martin Miller GmbH	AUT	100.000%	Böhler-Uddeholm Precision Strip GmbH & Co KG
Nordmark-Klarälvens Järnvägsaktiebolag	SWE	100.000%	Uddeholm Tooling Aktiebolag
OOO Böhler Welding Group Russia	RUS	100.000%	Böhler Welding Holding GmbH
Oy Uddeholm Ab	FIN	100.000%	Uddeholm Tooling Aktiebolag
PT Assab Steels Indonesia	IDN	100.000%	ASSAB Pacific Pte.Ltd.
PT Avesta Welding Products	IDN	100.000%	Avesta Welding Aktiebolag
Sacma Acciai Speciali S.p.A.	ITA	0.040%	Böhler-Uddeholm Aktiengesellschaft
Sacma Acciai Speciali S.p.A.	ITA	99.960%	Böhler-Uddeholm Italia S.p.A.
Schoeller-Bleckmann (UK) Ltd.	GBR	100.000%	Bohler-Uddeholm (UK) Ltd.
Servitroquel - Notting, S.A., Unipersonal	ESP	100.000%	Böhler-Uddeholm Precision Strip GmbH & Co KG
Soudokay S.A.	BEL	100.000%	Böhler Welding Holding GmbH
Soudometal S.A.	BEL	100.000%	Böhler Welding Holding GmbH
T-P.U.T Welding India (Pvt) Ltd.	IND	75.100%	Böhler Welding Holding GmbH
Uddeholm Eiendom AS	NOR	100.000%	Uddeholm Tooling Aktiebolag
Uddeholm Granmelt Aktiebolag	SWE	100.000%	Uddeholm Tooling Aktiebolag
Uddeholm International Aktiebolag	SWE	100.000%	Uddeholms Aktiebolag
Uddeholm K.K.	JPN	100.000%	ASSAB Pacific Pte.Ltd.
Uddeholm Strip Steel Aktiebolag	SWE	100.000%	Uddeholms Aktiebolag
Uddeholm Trading Aktiebolag	SWE	100.000%	Uddeholm Tooling Aktiebolag
Uddeholm A/S	DNK	100.000%	Uddeholm Tooling Aktiebolag

	Domicile of the company	Interest held	Parent company
Uddeholm AS	NOR	100.000%	Uddeholm Tooling Aktiebolag
Uddeholm Machining Aktiebolag	SWE	100.000%	Uddeholm Tooling Aktiebolag
Uddeholm Svenska Aktiebolag	SWE	100.000%	Uddeholm Tooling Aktiebolag
Uddeholm Tooling Aktiebolag	SWE	100.000%	Uddeholms Aktiebolag
Uddeholms Forskningsaktiebolag	SWE	100.000%	Uddeholm Tooling Aktiebolag
Uddeholms Aktiebolag	SWE	100.000%	Böhler-Uddeholm Aktiengesellschaft
UTP Schweißmaterial GmbH	DEU	100.000%	Böhler Welding Holding GmbH
Viking Tools (M) Sdn. Bhd.	MYS	95.000%	ASSAB Steels (Malaysia) Co., Ltd.
Villares Metals International B.V.	NLD	100.000%	Villares Metals S.A.
Villares Metals S.A.	BRA	100.000%	Böhler-Uddeholm Aktiengesellschaft
Villares Metals Suomi Oy	FIN	100.000%	Villares Metals International B.V.
ZAO Uddeholm Tooling	RUS	100.000%	Böhler-Uddeholm Aktiengesellschaft
GBT Gedik Böhler Technology Kaynak Sanayi ve Ticaret A. S.[3]	TUR	50.000%	Böhler Welding Holding GmbH
BÖHLER-UDDEHOLM Immobilien GmbH[2]	AUT	100.000%	Böhler-Uddeholm Aktiengesellschaft
Aceros Boehler Bolivia S.A.[1]	BOL	98.000%	Aceros Boehler del Peru S.A.
Aceros Boehler Bolivia S.A.[1]	BOL	1.000%	Böhler-Uddeholm Aktiengesellschaft
Aceros Boehler Bolivia S.A.[1]	BOL	1.000%	Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.
Bohlasia Steels Sdn. Bhd.[1]	MYS	53.300%	Böhler International GmbH
Bohler High Performance Metal Private Limited[1]	IND	100.000%	Böhler International GmbH
Böhler-Uddeholm (UK) Pension Trustees Ltd.[1]	GBR	100.000%	Bohler-Uddeholm Holdings (UK) Ltd.
Böhler-Uddeholm Solidaritätsfonds Privatstiftung[1]	AUT	100.000%	Böhler Edelstahl GmbH & Co KG
Böhler-Uddeholm Toplinska Obrada d.o.o.[1]	HRV	85.000%	Böhler International GmbH
Böhler-Uddeholm Ukraine LLC[1]	UKR	100.000%	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Wärmebehandlung GmbH[1]	DEU	100.000%	Böhler Uddeholm Deutschland GmbH
Böhler-Uddeholm Zagreb d.o.o.[1]	HRV	85.036%	Böhler International GmbH
Böhler Welding Group Nordic Sales AB[1]	SWE	100.000%	Avest Welding Aktiebolag
DEGECANDOR Grundstücksverwaltungs-gesellschaft mbH & Co Immobilien-Vermietungs KG[1]	DEU	95.000%	Böhler Aktiengesellschaft
Edelstahlwerke Buderus Nederland B.V.[1]	NLD	100.000%	Buderus Edelstahl GmbH
EDRO Limited[1]	CHN	100.000%	EDRO Specialty Steels, Inc.
Eschmann Beteiligungsgesellschaft mbH[1]	DEU	51.000%	Böhler-Uddeholm Holding GmbH
Eschmann Beteiligungsgesellschaft mbH[1]	DEU	49.000%	Eschmann Vermögensverwaltung GmbH
Eschmann Textures India Private Limited[1]	IND	70.000%	Eschmann Textures International GmbH
Euracier[1]	FRA	20.000%	Martin Miller GmbH
Grundstück-Verwaltungsgesellschaft Gewerbehof Sendling mbH & Co. KG[1]	DEU	58.124%	Böhler Aktiengesellschaft

[1] no consolidation [2] equity method [3] proportionate consolidation, for all other companies: full consolidation

	Domicile of the company	Interest held	Parent company
Grundstück-Verwaltungsgesellschaft Gewerbehof Sendling mbH & Co. KG[1]	DEU	4.792%	Böhler Schweisstechnik GmbH
Hotel Böhlerstern Gesellschaft m.b.H.[1]	AUT	99.000%	Böhler Edelstahl GmbH & Co KG
Hotel Böhlerstern Gesellschaft m.b.H.[1]	AUT	1.000%	Böhler Schmiedetechnik GmbH & Co KG
Industriegleiskonsortium Birgi[1]	CHE	24.958%	Gebrüder Böhler & Co. AG
Inter Stal Centrum Property Holding Sp.z.o.o.[1]	POL	100.000%	Bohler Uddeholm Polska s.p.z.o.o
Intesy Business & IT Solutions Pty Ltd[1]	AUS	100.000%	Intesy Business & IT Solutions GmbH
Martin Miller Blansko, spol.s.r.o. (in Liquidation)[1]	CZE	100.000%	Martin Miller GmbH
Martin Miller North America Inc.[1]	USA	100.000%	Martin Miller GmbH
Munkfors Värmeverk Aktiebolag[1]	SWE	40.000%	Böhler Uddeholm Precision Strip AB
Osaühing Uddeholm Tooling Eesti[1]	EST	100.000%	Uddeholm Tooling Aktiebolag
Uddeholm Tooling Latvia, SIA[1]	LVA	100.000%	Uddeholm Tooling Aktiebolag

Railway Systems Division

	Domicile of the company	Interest held	Parent company
voestalpine Bahnsysteme GmbH & Co KG	AUT	100.000%	voestalpine AG
Advanced Railway Systems GmbH	AUT	100.000%	VAE Eisenbahnsysteme GmbH
BWG Services GmbH & Co KG[4]	DEU	100.000%	voestalpine BWG GmbH & Co. KG
BWG Services Verwaltungs GmbH	DEU	100.000%	BWG Services GmbH & Co KG
CONTEC GmbH Transportation Systems	DEU	51.000%	VAE Eisenbahnsysteme GmbH
Digvijay Steels Private Limited	IND	50.100%	VAE GmbH
HBW Light Rail B.V.	NLD	51.400%	voestalpine BWG GmbH & Co. KG
JEZ Sistemas Ferroviarios S.L.	ESP	50.000%	VAE GmbH
Materiel Ferroviaire d'Arberats, S.A.S	FRA	100.000%	JEZ Sistemas Ferroviarios S.L.
Rahee Track Technologies (Pvt) Ltd	IND	51.000%	VAE GmbH
SST Signal & System Technik GmbH	DEU	80.000%	VAE Eisenbahnsysteme GmbH
TENS Spolka z.o.o.	POL	80.000%	VAE Eisenbahnsysteme GmbH
TSTG Beteiligungs GmbH & Co. KG[4]	DEU	100.000%	voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH
TSTG Schienen Technik GmbH & Co KG[4]	DEU	100.000%	TSTG Beteiligungs GmbH & Co. KG
TSTG Schienen Technik Verwaltungs GmbH	DEU	100.000%	voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH
VAE Africa (Pty) Ltd.	ZAF	100.000%	VAE GmbH
VAE APCAROM SA	ROU	88.700%	VAE GmbH
VAE Brasil Produtos Ferroviarios Ltda.	BRA	59.000%	VAE GmbH

	Domicile of the company	Interest held	Parent company
VAE Eisenbahnsysteme GmbH	AUT	100.000%	VAE GmbH
VAE Geschäftsführung (Deutschland) GmbH	DEU	100.000%	VAE GmbH
VAE GmbH	AUT	100.000%	voestalpine Bahnsysteme GmbH & Co KG
VAE Holding (Deutschland) GmbH	DEU	100.000%	VAE GmbH
VAE Italia S.r.l.	ITA	100.000%	VAE GmbH
VAE Legetecha UAB	LTU	66.000%	VAE GmbH
VAE NORTRAK LTD.	CAN	100.000%	VAE Nortrak North America Incorporation
VAE Nortrak North America Incorporation	USA	100.000%	VAE GmbH
VAE Perway (Pty) Ltd.	ZAF	69.000%	VAE Africa (Pty) Ltd.
VAE Polska Sp.z.o.o.	POL	100.000%	VAE GmbH
VAE Railway Systems Pty.Ltd.	AUS	100.000%	VAE GmbH
VAE Riga SIA	LVA	100.000%	VAE GmbH
VAE Sofia OOD	BGR	51.000%	VAE GmbH
VAE UK Ltd.	GBR	100.000%	VAE GmbH
VAE VKN Industries Private Limited	IND	6.000%	JEZ Sistemas Ferroviarios S.L.
VAE VKN Industries Private Limited	IND	51.000%	VAE GmbH
VAMAV Vasúti Berendezések Kft.	HUN	50.000%	VAE GmbH
voestalpine Austria Draht GmbH	AUT	100.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH	DEU	100.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Bahnsysteme Vermögensverwaltungs GmbH	AUT	100.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine BWG GmbH & Co. KG[4]	DEU	99.997%	VAE Holding (Deutschland) GmbH
voestalpine BWG GmbH & Co. KG[4]	DEU	0.003%	VAE Geschäftsführung (Deutschland) GmbH
voestalpine Draht Finsterwalde GmbH	DEU	100.000%	voestalpine Austria Draht GmbH
voestalpine Klöckner Bahntechnik GmbH	DEU	100.000%	voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH
voestalpine Rail Center Duisburg GmbH	DEU	75.171%	voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH
voestalpine Railpro B.V.	NLD	70.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Schienen GmbH	AUT	100.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Stahl Donawitz GmbH & Co KG	AUT	100.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Stahl Donawitz Immobilien GmbH	AUT	100.000%	voestalpine Bahnsysteme Vermögensverwaltungs GmbH
WBG Weichenwerk Brandenburg GmbH[4]	DEU	100.000%	voestalpine BWG GmbH & Co. KG
Weichenwerk Wörth GmbH	AUT	70.000%	VAE Eisenbahnsysteme GmbH

[1] no consolidation [4] These consolidated financial statements represent an exemption for BWG Services GmbH & Co KG, TSTG Beteiligungs GmbH & Co. KG, TSTG Schienen Technik GmbH & Co KG, voestalpine BWG GmbH & Co. KG and WBG Weichenwerk Brandenburg GmbH according to Art. 264b of the German Commercial Code. For all other companies: full consolidation.

	Domicile of the company	Interest held	Parent company
Wisselbouw Nederland B.V.	NLD	100.000%	VAE GmbH
voestalpine Tubulars GmbH[3]	AUT	50.000%	voestalpine Bahnsysteme Vermögensverwaltungs GmbH
voestalpine Tubulars GmbH & Co KG[3]	AUT	49.985%	voestalpine Bahnsysteme Vermögensverwaltungs GmbH
voestalpine Tubulars GmbH & Co KG[3]	AUT	0.010%	voestalpine Tubulars GmbH
Rene Prinsen Spoorwegmaterialen B.V.[2]	NLD	49.000%	voestalpine Railpro B.V.
AJA UTE[1]	ESP	33.000%	JEZ Sistemas Ferroviarios S.L.
Burbiola S.A.[1]	ESP	50.000%	JEZ Sistemas Ferroviarios S.L.
Chinese New Turnout Technologies Co. Ltd.[1]	CHN	29.070%	VAE GmbH
Draht & Stahl GmbH[1]	DEU	30.000%	voestalpine Draht Finsterwalde GmbH
Draht + Stahl – Polska spolka z.o.o.[1]	POL	100.000%	voestalpine Draht Finsterwalde GmbH
Drahtwerk Finsterwalde GmbH[1]	DEU	100.000%	voestalpine Draht Finsterwalde GmbH
Gerfer Lda[1]	PRT	60.000%	VAE GmbH
gibSoft GmbH[1]	DEU	75.000%	SST Signal & System Technik GmbH
JAFA (JEZ, Alegria, Felguera, Amurrio) Suministros Ferroviarios[1]	ESP	25.000%	JEZ Sistemas Ferroviarios S.L.
Liegenschaftsverwaltungs GmbH[1]	AUT	100.000%	voestalpine Bahnsysteme Vermögensverwaltungs GmbH
Rail Group – Firmengruppe Bahntechnik Brandenburg[1]	DEU	16.670%	WBG Weichenwerk Brandenburg GmbH
VAE Murom LLC[1]	RUS	50.000%	VAE GmbH
VAENR Railway Systems Kairo[1]	EGY	51.000%	VAE GmbH
voestalpine Bahnsysteme GmbH (Komplementär)[1]	AUT	100.000%	voestalpine AG
VOEST-ALPINE SOUTH AMERICA, C.A.[1]	VEN	100.000%	voestalpine Tubulars GmbH
voestalpine Stahl Donawitz GmbH (Komplementär)[1]	AUT	100.000%	voestalpine Bahnsysteme GmbH & Co KG
VOEST-ALPINE TUBULAR CORP.[1]	USA	100.000%	voestalpine Tubulars GmbH
voestalpine Tubulars Middle East FZE[1]	UAE	100.000%	voestalpine Tubulars GmbH

Profilform Division

	Domicile of the company	Interest held	Parent company
voestalpine Profilform GmbH	AUT	100.000%	voestalpine AG
Global Rollforming Corporation	USA	41.927%	SADEF N.V.
Global Rollforming Corporation	USA	58.073%	voestalpine Profilform GmbH
Meincol Distribuidora de Aços S.A.	BRA	75.000%	voestalpine Profilform GmbH
Metsec plc	GBR	100.000%	VOEST-ALPINE KREMS U.K. plc
Nedcon Bohemia s.r.o.	CZE	100.000%	Nedcon Groep N.V.
Nedcon France S.A.S	FRA	100.000%	Nedcon Groep N.V.
Nedcon Groep N.V.	NLD	100.000%	voestalpine Profilform GmbH
Nedcon Lagertechnik GmbH	DEU	100.000%	Nedcon Groep N.V.
Nedcon Magazijninrichting B.V.	NLD	100.000%	Nedcon Groep N.V.
Nedcon N.V.	BEL	100.000%	Nedcon Groep N.V.
Nedcon UK Ltd.	GBR	100.000%	Nedcon Groep N.V.
Nedcon USA Inc.	USA	100.000%	Nedcon Groep N.V.
Roll Forming Corporation	USA	100.000%	Global Rollforming Corporation
SADEF N.V.	BEL	100.000%	voestalpine Profilform GmbH
Sharon Custom Metal Forming Inc.	USA	100.000%	Global Rollforming Corporation
Société Automatique de Profilage	FRA	100.000%	voestalpine Profilform GmbH
Société Profilafroid	FRA	100.000%	voestalpine Profilform GmbH
Stratford Joists Limited	GBR	100.000%	Metsec plc
voestalpine Krems Finaltechnik GmbH	AUT	100.000%	voestalpine Profilform GmbH
voestalpine Krems GmbH	AUT	100.000%	voestalpine Profilform GmbH
VOEST-ALPINE KREMS U.K. plc	GBR	100.000%	voestalpine Profilform GmbH
voestalpine Präzisionsprofil GmbH	DEU	10.000%	voestalpine Profilform GmbH
voestalpine Präzisionsprofil GmbH	DEU	90.000%	voestalpine Profilform Beteiligung GmbH
voestalpine Profilform Beteiligung GmbH	AUT	100.000%	voestalpine Profilform GmbH
voestalpine PROFILFORM s.r.o.	CZE	100.000%	voestalpine Profilform GmbH
ZAO voestalpine Arkada Profil	RUS	80.000%	voestalpine Profilform Beteiligung GmbH
ZAO Nedcon – SE Group[2]	RUS	49.000%	Nedcon Magazijninrichting B.V.
OOO Arkada Yug[1]	RUS	100.000%	ZAO voestalpine Arkada Profil
voestalpine Arkada Zapad IP[1]	BLR	100.000%	ZAO voestalpine Arkada Profil
Gemeinnützige Donau-Ennstaler Siedlungs-Aktiengesellschaft[1]	AUT	33.333%	voestalpine Krems GmbH
SADEF FRANCE S.A.R.L.[1]	FRA	90.000%	SADEF N.V.
SADEF FRANCE S.A.R.L.[1]	FRA	10.000%	voestalpine Krems GmbH

[1] no consolidation [2] equity method [3] proportionate consolidation, for all other companies: full consolidation

Automotive Division

	Domicile of the company	Interest held	Parent company
voestalpine Automotive GmbH	AUT	100.000%	voestalpine AG
Amstutz Levin & Cie	FRA	99.999%	Coriolis
Bauer & Dittus Verwaltungs Gesellschaft mit beschränkter Haftung	DEU	100.000%	Flamco STAG Behälterbau GmbH
Bauer und Dittus GmbH & Co. KG	DEU	75.000%	Wemefa Horst Christopeit GmbH
Coriolis	FRA	99.999%	Stamptec France SAS
Dancke RO s.r.l.	ROU	100.000%	Dancke Stanztechnik GmbH&Co.KG
Dancke Stanztechnik GmbH&Co.KG[4]	DEU	70.000%	voestalpine Automotive GmbH
Dancke Werkzeugbau GmbH&Co.KG[4]	DEU	70.000%	voestalpine Automotive GmbH
Flamco AG	CHE	100.000%	Flamco Holding B.V.
Flamco BV	NLD	100.000%	Flamco Holding B.V.
Flamco Flexcon B.V.	NLD	100.000%	Flamco Holding B.V.
Flamco Flexcon Ltd.	GBR	100.000%	Flamco Holding B.V.
Flamco Flexcon Sarl	FRA	100.000%	Flamco Holding B.V.
Flamco Heating Accessories (Changshu) Co., Ltd.	CHN	100.000%	Flamco Holding B.V.
Flamco Holding B.V.	NLD	100.000%	voestalpine Polynorm N.V.
Flamco IMZ B.V.	NLD	100.000%	Flamco BV
Flamco Pipe Support B.V.	NLD	100.000%	Flamco BV
Flamco Polska Sp. z o.o.	POL	100.000%	Flamco Holding B.V.
Flamco STAG Behälterbau GmbH	DEU	94.000%	Flamco Holding B.V.
Flamco STAG Behälterbau GmbH	DEU	6.000%	Polynorm GmbH
Flamco STAG GmbH	DEU	100.000%	Flamco STAG Behälterbau GmbH
Flamco UK Ltd.	GBR	100.000%	Flamco Flexcon Ltd.
Flamco WEMEFA GmbH	DEU	100.000%	Flamco STAG Behälterbau GmbH
Gutbrod Schmölln GmbH	DEU	100.000%	Gutbrod Stanz- und Umformtechnik GmbH
Gutbrod Stanz- und Umformtechnik GmbH	DEU	100.000%	Stamptec Holding GmbH
voestalpine Hügel GmbH & Co KG[4]	DEU	100.000%	voestalpine Hügel Holding GmbH
voestalpine Hügel Holding GmbH	DEU	100.000%	Stamptec Holding GmbH
Kadow und Riese Laser- und Umformtechnik GmbH	DEU	100.000%	voestalpine Hügel Holding GmbH
Polynorm Automotive Holding USA Inc.	USA	100.000%	voestalpine Polynorm N.V.
Polynorm GmbH	DEU	100.000%	voestalpine Polynorm N.V.
Polynorm Immobilien GmbH & Co. KG[4]	DEU	100.000%	voestalpine Polynorm N.V.
Production Tube Cutting France (PTC) S.A.	FRA	100.000%	voestalpine Rotec GmbH

	Domicile of the company	Interest held	Parent company
Retrospective Limited	GBR	100.000%	voestalpine Rotec GmbH
ROTEC Zug AG	CHE	100.000%	voestalpine Rotec GmbH
Société Civile Immobiliere Jean Monnet en liquidation	FRA	100.000%	voestalpine Rotec Vertriebs GmbH
Stamptec France SAS	FRA	100.000%	Stamptec Holding GmbH
Stamptec Holding GmbH	DEU	100.000%	voestalpine Automotive GmbH
voestalpine Hügel Verwaltungsgesellschaft mbH	DEU	100.000%	voestalpine Hügel Holding GmbH
voestalpine Automotive Netherlands Holding B.V.	NLD	100.000%	voestalpine Automotive GmbH
voestalpine Elmsteel Group Limited	GBR	100.000%	voestalpine Rotec GmbH
voestalpine Elmsteel Incorporated	USA	100.000%	voestalpine Elmsteel Group Limited
voestalpine Elmsteel Limited	GBR	100.000%	voestalpine Elmsteel Group Limited
voestalpine Elmsteel Polska Sp. z.o.o	POL	99.999%	voestalpine Elmsteel Group Limited
voestalpine Elmsteel Polska Sp. z.o.o	POL	0.001%	voestalpine Elmsteel Limited
voestalpine Elmsteel Romania SRL	ROU	99.500%	voestalpine Elmsteel Group Limited
voestalpine Elmsteel Romania SRL	ROU	0.500%	voestalpine Elmsteel Limited
voestalpine Europlatinen GmbH	AUT	100.000%	voestalpine Automotive GmbH
voestalpine Euroweld S.r.l.	ITA	92.000%	voestalpine Europlatinen GmbH
voestalpine HTI Beteiligungs GmbH	AUT	100.000%	voestalpine Rotec GmbH
voestalpine HTI GmbH & Co KG[4]	DEU	99.000%	voestalpine HTI Beteiligungs GmbH
voestalpine HTI GmbH & Co KG[4]	DEU	1.000%	voestalpine Rotec GmbH
voestalpine Polynorm B.V.	NLD	100.000%	voestalpine Polynorm N.V.
voestalpine Polynorm Grau GmbH & Co. KG[4]	DEU	100.000%	Polynorm GmbH
voestalpine Polynorm Inc.	USA	100.000%	Polynorm Automotive Holding USA Inc.
voestalpine Polynorm N.V.	NLD	100.000%	voestalpine Automotive Netherlands Holding B.V.
voestalpine Polynorm Plastics B.V.	NLD	100.000%	voestalpine Polynorm N.V.
voestalpine Polynorm Plastics Limited	GBR	100.000%	voestalpine Polynorm N.V.
voestalpine Polynorm van Niftrik B.V.	NLD	100.000%	voestalpine Polynorm N.V.
voestalpine Präzisrohrtechnik GmbH	AUT	100.000%	voestalpine Rotec GmbH
voestalpine Rotec AB	SWE	100.000%	voestalpine Rotec GmbH
voestalpine Rotec GmbH	AUT	100.000%	voestalpine Automotive GmbH
voestalpine ROTEC Iberica S.A.	ESP	100.000%	voestalpine Rotec GmbH
voestalpine Rotec Vertriebs GmbH	DEU	100.000%	voestalpine Rotec GmbH
voestalpine Vollmer GmbH & Co KG[4]	DEU	0.333%	voestalpine Automotive GmbH

[4] These consolidated financial statements represent an exemption for Dancke Stanztechnik GmbH&Co.KG, Dancke Werkzeugbau GmbH&Co.KG, voestalpine HügelGmbH & Co KG, Polynorm Immobilien GmbH & Co. KG, voestalpine HTI GmbH & Co KG, voestalpine Polynorm Grau GmbH & Co. KG and voestalpine Vollmer GmbH & Co KG according to Art. 264b of the German Commercial Code. For all other companies: full consolidation.

	Domicile of the company	Interest held	Parent company
voestalpine Vollmer GmbH & Co KG[4]	DEU	99.667%	voestalpine Vollmer Holding GmbH
voestalpine Vollmer Holding GmbH	AUT	100.000%	voestalpine Automotive GmbH
voestalpine Vollmer Pfaffenhofen GmbH & Co KG[4]	DEU	0.067%	voestalpine Automotive GmbH
voestalpine Vollmer Pfaffenhofen GmbH & Co KG[4]	DEU	99.933%	voestalpine Vollmer Holding GmbH
Wemefa Horst Christopeit GmbH	DEU	100.000%	Flamco STAG Behälterbau GmbH
DS-Beteiligungs-GmbH[1]	DEU	100.000%	Dancke Stanztechnik GmbH&Co.KG
DW-Beteiligungs-GmbH[1]	DEU	100.000%	Dancke Werkzeugbau GmbH&Co.KG
Entwicklungsgesellschaft Gügling Ost GmbH & Co. KG[1]	DEU	6.000%	Polynorm GmbH
Entwicklungsgesellschaft Gügling Verwaltungs GmbH[1]	DEU	100.000%	Polynorm GmbH
Polynorm Immobilien Beteiligungs GmbH[1]	DEU	100.000%	voestalpine Polynorm N.V.
voestalpine Polynorm Beteiligungsgesellschaft m.b.H.[1]	DEU	100.000%	voestalpine Polynorm Grau GmbH & Co. KG

Other companies

	Domicile of the company	Interest held	Parent company
Danube Beteiligungs Invest MF-AG	AUT	100.000%	Danube Equity Invest AG
Danube Equity Invest AG	AUT	71.373%	voestalpine AG
Danube Equity Invest Management GmbH	AUT	100.000%	voestalpine AG
voestalpine Dienstleistungs- und Finanzierungs GmbH	DEU	100.000%	voestalpine Treasury Holding GmbH
voestalpine Finanzierungs GmbH	AUT	100.000%	voestalpine Treasury Holding GmbH
voestalpine Informationstechnologie GmbH	AUT	100.000%	voestalpine AG
voestalpine Treasury Holding GmbH	AUT	100.000%	voestalpine AG
VA Intertrading Aktiengesellschaft[2]	AUT	38.500%	voestalpine AG
APK-Pensionskasse Aktiengesellschaft[2]	AUT	19.110%	voestalpine AG
APK-Pensionskasse Aktiengesellschaft[2]	AUT	7.233%	Böhler-Uddeholm Aktiengesellschaft
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0.406%	BÖHLER Bleche GmbH & Co KG
APK-Pensionskasse Aktiengesellschaft[2]	AUT	1.459%	Böhler Edelstahl GmbH & Co KG
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0.013%	Böhler International GmbH
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0.219%	Böhler Schmiedetechnik GmbH & Co KG
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0.145%	Böhler Schweißtechnik Austria GmbH
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0.217%	Böhler Ybbstalwerke GmbH
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0.062%	Böhlerstahl Vertriebsgesellschaft m.b.H.
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0.222%	Böhler-Uddeholm Precision Strip GmbH & Co KG
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0.105%	Böhler-Ybbstal Profil GmbH
IVM Industrieversicherungsmakler GmbH[1]	AUT	50.000%	voestalpine AG
IVM Industrieversicherungsmakler GmbH[1]	AUT	50.000%	Böhler-Uddeholm Aktiengesellschaft
Donauländische Baugesellschaft m.b.H.[1]	AUT	100.000%	voestalpine AG

[1] no consolidation [2] equity method [4] These consolidated financial statements represent an exemption for voestalpine Vollmer GmbH & Co KG and voestalpine Vollmer Pfaffenhofen GmbH & Co KG according to Art. 264b of the German Commercial Code. For all other companies: full consolidation.

Service

voestalpine Eurostahl GmbH

voestalpine Eurostahl GmbH is the international sales organization of the voestalpine Group. It has sales and representative offices all over the world. This international network ensures the presence as well as competent customer care in all important markets.

voestalpine Eurostahl GmbH
voestalpine-Strasse 1
A-4020 Linz
T. +43/50304/15-4289
F. +43/50304/55-8021
eurostahl@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Belgium NV/SA
Jozef Van Elewijckstraat 59
B-1853 Strombeek-Bever
T. +32/2/770 08 52
F. +32/2/770 02 87
office-bruessel@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Nederland BV
Willem Witsenplein 4
NL-2596 BK The Hague
T. +31/70/314 16 66
F. +31/70/328 20 92
office-denhaag@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Schweiz GmbH
Siewerdtstrasse 105
CH-8050 Zurich-Oerlikon
T. +41/44/318 65-65
F. +41/44/318 65-00
office-zuerich@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine ČR, s.r.o.
Karlovo náměstí 31
CZ-120 00 Praha 2
T. +420/224/908-105
F. +420/224/908-104
office-prag@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Deutschland GmbH
Wilhelm-Wagenfeld-Strasse 26
D-80807 Munich
T. +49/89/578 35-270
F. +49/89/578 35-277
office-muenchen@voestalpine.com
www.voestalpine.com/eurostahl

Liasion office Düsseldorf:
Giesserallee 33
D-47877 Willich
T. +49/2154/95 30-12
F. +49/2154/95 30-10
www.voestalpine.com/eurostahl

voestalpine Scandinavia AB
Nybrogatan 44, P.O.Box 5270
S-10246 Stockholm
T. +46/8/54 58 94-50
F. +46/8/54 58 94-57
office-stockholm@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Danmark ApS.
Frederiksborggade 3/2. sal
DK-1360 Copenhagen
T. +45/354/318 44
F. +45/354/336 66
office-denhaag@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine France s.a.s.
61, Allée de la Robertsau
F-67000 Strasbourg
T. +33/3/88 21 23 81
F. +33/3/88 25 03 25
office-strasbourg@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine UK LTD.
Albion Place, voestalpine House
Hammersmith
GB-W6 OQT London
T. +44/20/86 00 58 00
F. +44/20/87 41 30 99
office-london@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Hungária Kft.
Alkotás u. 39/C
H-1123 Budapest
T. +36/1/48 95-500
F. +36/1/48 95-505
office-budapest@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Italia S.r.l.
Via F. Turati 29
I-20121 Milan
T. +39/02/29 08 11
F. +39/02/65 55 091
office-milano@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Polska Sp.z o.o.
ul. Oswiecimska 403
PL-43-100 Tychy
T. +48/32/32 79-150
F. +48/32/32 79-151
office-tychy@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Eurostahl GmbH
Moscow representative office
Bolshaya Ordynka Street, 44, Building 4
RF-119017 Moscow
T. +7/495/72 11-997
F. +7/495/72 11-998
office-moskva@voestalpine.com
www.voestalpine.com/eurostahl

as of August 1, 2008:
4, Dobryninskiy per., 8/10
RF-119049 Moscow
T. +7/495/72 11-997
F. +7/495/72 11-998
office-moskva@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine d.o.o.
Heinzelova 60
HR-10000 Zagreb
T. +385/1/618 58-81
F. +385/1/618 58-84
office-zagreb@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine d.o.o.
Jarška cesta 10b
SLO-1000 Ljubljana
T. +386/1/523 37-30
F. +386/1/523 37-34
office-ljubljana@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine d.o.o.
Ulica proleterske solidarnosti 18/1
SCG-11070 Beograd
T. +381/11/31 18-754
F. +381/11/21 34-108
office-beograd@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine USA Corp.
500 Mamaroneck Ave, Suite 310
US-Harrison, NY 10528
T. +1/914/89 93-700
F. +1/914/38 10-509
office-newyork@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Romania S.R.L.
Av. Mircea Zorileanu Str. No. 18
1st Floor, District 1
RO-Bucharest
T. +40/21/22 41-003
F. +40/21/22 41-137
office-bukarest@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Eurostahl GmbH Beijing
Representative Office
No. 01-01, Liang Ma Qiao Diplomatic
Compound
No. 22 Dong Fang Dong Road
Chao Yang District
CN-100600 Beijing
T. +86/10/85 32 17 78
F. +86/10/85 32 17 78
office-beijing@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Slovakia s.r.o.
Námestie SNP 3
SK-917 01 Trnava
T. + 421/33/53 41-284
F. + 421/33/53 41-286
office-trnava@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Eurostahl GmbH
Istanbul Liaison Office
Ebulula Mardin Caddesi,
Maya Park Towers 2, Kat.1
TR-34335 Akatlar, Istanbul
T. +90/212/350 90 60
F. +90/212/351 61 31
office-istanbul@voestalpine.com
www.voestalpine.com/eurostahl

Steel Division

voestalpine Stahl GmbH
voestalpine-Strasse 3
A-4020 Linz
T. +43/50304/15-DW
F. +43/50304/55-DW
so-info@voestalpine.com
www.voestalpine.com/stahl

voestalpine Stahl Service Center GmbH
Industriezeile 28
A-4020 Linz
T. +43/50304/19-DW
F. +43/50304/59-DW
info@voestalpine.com
www.voestalpine.com/stahlservicecenter

voestalpine Steel Service Center Polska Sp. z o.o.
ul. Oswiecimska 403
PL-43-100 Tychy
T. +48/32/32 79-101
F. +48/32/32 79-160
office.vassc-polska@voestalpine.com
www.voestalpine.com/steelservicecenterpolska

voestalpine Grobblech GmbH
voestalpine-Strasse 3
A-4020 Linz
T. +43/50304/15-DW
F. +43/50304/55-DW
grobblech@voestalpine.com
www.voestalpine.com/grobblech

voestalpine Giesserei Linz GmbH
voestalpine-Strasse 3
A-4020 Linz
T. +43/50304/15-DW
F. +43/50304/55-DW
giesserei@voestalpine.com
www.voestalpine.com/giesserei

voestalpine Giesserei Traisen GmbH
Mariazeller Strasse 75
A-3160 Traisen
T. +43/50304/13-DW
F. +43/50304/53-350
office.traisen@voestalpine.com
www.voestalpine.com/giesserei_traisen

Logistik Service GmbH
Lunzer Strasse 41
A-4031 Linz
T. +43/732/65 98-2000
F. +43/732/69 80-2000
office@logserv.at
www.logserv.at

vatron gmbh
voestalpine-Strasse 3
A-4020 Linz
T. +43/732/65 85-8902
F. +43/732/69 80-3848
office@vatron.com
www.vatron.com

voestalpine Rohstoffbeschaffungs GmbH
Stahlstrasse 21
A-4020 Linz
T. +43/50304/17-DW
F. +43/50304/57-8183
management.rawmaterials@voestalpine.com
www.voestalpine.com/rohstoffbeschaffung

voestalpine Anarbeitung GmbH
voestalpine-Strasse 3
A-4020 Linz
T. +43/50304/15-DW
F. +43/50304/55-DW
www.voestalpine.com/anarbeitung

voestalpine Personalberatung GmbH
Stahlstrasse 30
A-4031 Linz
T. +43/50304/15-2500
F. +43/50304/55-5234
personalberatung@voestalpine.com
www.voestalpine.com/personalberatung

Special Steel Division

BÖHLER-UDDEHOLM AG
Modecenterstrasse 14/A/3
A-1030 Vienna
T. +43/1/798 69 01
www.bohler-uddeholm.com

ASSAB Pacific (Pte.) Ltd.
171 Chin Swee Road, No. 07-02,
San Centre
SIN-169877 Singapore
T. +65/6534/56 00
www.assabsteels.com

BÖHLER Bleche GmbH & Co KG
Bleckmanngasse 10
A-8680 Mürzzuschlag
T. +43/3852/55 50
www.bohler-bleche.com

BÖHLER Edelstahl GmbH & Co KG
Mariazeller Strasse 25
A-8605 Kapfenberg
T. +43/3862/200
www.bohler-edelstahl.com

Böhler International GmbH
Nordwestbahnstraße 12–14
A-1200 Vienna
www.bohler-international.com

BÖHLER Schmiedetechnik GmbH & Co KG
Mariazeller Strasse 25
A-8605 Kapfenberg
T. +43/3862/20
www.bohler-forging.com

BÖHLER Schweißtechnik Austria GmbH
Boehler-Welding-Strasse 1
A-8605 Kapfenberg
T. +43/3862/301-0
F. +43/3862/301-95193
christian.hafenscherer@bsga.at
www.boehler-welding.com

Böhler Schweisstechnik Deutschland GmbH
Unionstrasse 1
D-59067 Hamm
T. +49/2381/271-02
F. +49/2381/271-402
www.boehler-thyssen.com

Bohler Uddeholm (Australia) Pty Ltd
129–135 McCredie Rd
AU-2161 Guildford
T. +61/2/96 81-3100
www.bohler-uddeholm.com.au

BOHLER-UDDEHOLM (UK) LIMITED
European Business Park, Taylors Lane
GB-B69 2BN Oldbury
T. +44/121/62 79-200
F. +44/121/62 79-DW
www.bohler-uddeholm.co.uk

Bohler-Uddeholm Corporation
2505 Millennium Drive
US-60124 Elgin
T. +1/630/883-3000
F. +1/630/883-3111
www.bucorp.com

BÖHLER-UDDEHOLM DEUTSCHLAND GMBH
Hansaallee 321
D-40549 Düsseldorf
T. +49/211/522-2226
F. +49/211/522-2984
info@boehler-udeholm.de
www.bohler-uddeholm.de

BÖHLER-UDDEHOLM France S.A.S.
12 Rue Mercier
F-77297 Mitry-Mory
T. +33/1/60 93 80
www.bohler-uddeholm.fr

Böhler-Uddeholm Italia S.p.A.
Via Palizzi 90
I-20157 Milan
T. +39/02/357 97-DW
F. +39/02/357-DW
www.bohler-uddeholm.it

Böhler-Uddeholm Precision Strip AB
Uddeholmsvägen
S-684 28 Munkfors
T. +46/563-DW
www.uddeholm-strip.com

BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG
Waidhofner Strasse 3
A-3333 Boehlerwerk
T. +43/74 42-600
www.bohler-strip.com

Bohler-Uddeholm Specialty Metals, Inc.
2306 Eastover Drive
US-24592 South Boston
T. +1/434/575 79 94
www.busmi.com

Buderus Edelstahl Band GmbH
Buderusstrasse 25
D-35576 Wetzlar
T. +49/6441/374-0
F. +49/6441/374-3368
www.buderus-strip.com

Special Steel Division

Buderus Edelstahl GmbH
Buderusstrasse 25
D-35576 Wetzlar
T. +49/6441/37 42-0
F. +49/6441/37 42-882
www.buderus-steel.com

Buderus Edelstahl Schmiedetechnik GmbH
Buderusstrasse 25
D-35576 Wetzlar
T. +49/6441/374-0
F. +49/6441/374-4571
www.buderus-forging.com

Deville Rectification S.A.S.
Zi Desforanges
F-43330 Pont Salomon
www.deville-rectif.com

Eschmann Stahl GmbH & Co. KG
Dieringhauser Strasse 161–183
D-51645 Gummersbach
T. +49/2261/706-270
F. +49/2261/706-195
info@eschmannstahl.de
www.eschmannstahl.de

Gebrüder Böhler & Co. AG
Gueterstrasse 4
CH-8304 Wallisellen
T. +41/1/832 88 11
www.edelstahl-schweiz.ch

IS Intersteel Stahlhandel GmbH
Boehler Weg 1
D-40667 Meerbusch
T. +49/211/522-0
www.intersteel.de

Soudokay S.A.
2 Rue de l'Yser
B-7180 Seneffe
T. +32/645/200 30
F. +32/645/200 31
www.soudokay.com

Uddeholm Tooling Aktiebolag
Värmlands Län Nr. 83
S-683 85 Hagfors
T. +46/563/17000
F. +46/563-DW
www.uddeholm-tooling.com

UTP Schweißmaterial GmbH
Elsaesser Strasse 10
D-79189 Bad Krozingen
T. +49/7633/409-1
F. +49/7633/409-222
info@utp.de
www.utp.de

Villares Metals International B.V.
Nieuwe Haven 15
NL-3311 AP Dordrecht
T. +31/78/632 07 93
F. +31/78/614 65 96
www.villaresmetalsinternational.com

Villares Metals S.A.
Rua Alfredo Dumont Villares, 155
BRA-13178-902 Sumare
T. +55/19/33 03-8000
F. +55/19/33 03-8696
www.villaresmetals.com.br

Railway Systems Division

voestalpine Bahnsysteme GmbH & Co KG
Kerpelystrasse 199
A-8700 Leoben-Donawitz
T. +43/50304/26-0
F. +43/50304/66-96
info.bahnsysteme@voestalpine.com
www.voestalpine.com

voestalpine Draht Finsterwalde GmbH
Grenzstrasse 45
D-03238 Finsterwalde
T. +49/3531/786-0
F. +49/3531/786-250
draht-finsterwalde@voestalpine.com
www.voestalpine.com/finsterwalde

voestalpine Schienen GmbH
Kerpelystrasse 199
A-8700 Leoben-Donawitz
T. +43/50304/26-0
F. +43/50304/66-96
info.schienen@voestalpine.com
www.voestalpine.com/schienen

TSTG Schienen Technik GmbH & Co KG
Kaiser-Wilhelm-Strasse 100
D-47166 Duisburg
T. +49/203/52 24-693
F. +49/203/52 24-694
info@tstg.de
www.tstg.de

VAE GmbH
Rotenturmstrasse 5–9
A-1010 Vienna
T. +43/50304/28-0
F. +43/50304/68-129
marketing.vae@voestalpine.com
www.voestalpine.com/vae

VAE Eisenbahnsysteme GmbH
Alpinestrasse 1
A-8740 Zeltweg
T. +43/50304/28-0
F. +43/50304/68-129
marketing.vae@voestalpine.com
www.voestalpine.com/vaee

voestalpine Klöckner Bahntechnik GmbH
Alboinstrasse 96–110
D-12103 Berlin
T. +49/30/754 84-110
F. +49/30/754 84-168
info@vak-bahntechnik.de
www.voestalpine.com/kloecknerbahntechnik

voestalpine Stahl Donawitz GmbH & Co KG
Kerpelystrasse 199
A-8700 Leoben-Donawitz
T. +43/50304/25-0
F. +43/50304/65-96
info.stahldonawitz@voestalpine.com
www.voestalpine.com/stahldonawitz

voestalpine Austria Draht GmbH
Bahnhofstrasse 2
A-8600 Bruck/Mur
T. +43/50304/26-0
F. +43/50304/66-299
info.austriadraht@voestalpine.com
www.voestalpine.com/austriadraht

voestalpine Tubulars GmbH & Co KG
Alpinestrasse 17
A-8652 Kindberg-Aumuehl
T. +43/50304/23-0
F. +43/50304/63-212
info.tubulars@voestalpine.com
www.voestalpine.com/tubulars

voestalpine Railpro B.V.
Nieuwe Crailoseweg 8
NL-1222 AB Hilversum
T. +31/35/688-9600
F. +31/35/688-9666
railinfo@railpro.nl
www.voestalpine.com/railpro

Profilform Division

Roll Forming Corporation
1070 Brooks Industrial Park
P.O.Box 369
US-40066-0369 Shelbyville, Kentucky
T. +1/502/663-4435
F. +1/502/633-5824
sales@rfcorp.com
www.voestalpine.com/rfc

voestalpine Präzisionsprofil GmbH
Franz-Tilgner-Strasse 10
D-50354 Huerth
T. +49/2233/61 16-0
F. +49/2233/61 16-16
info@praepro.de
www.voestalpine.com/praezisionsprofil

SADEF N.V.
Bruggesteenweg 60
B-8830 Hooglede-Gits
T. +32/51/261-211
F. +32/51/261-300
sales@sadef.be
www.voestalpine.com/sadef

voestalpine Profilform s.r.o.
Tovární 4
CZ-68223 Vyskov
T. +420/517/333-700
F. +420/517/333-702
marketing@vap-vyskov.cz
www.voestalpine.com/profilform-cz

Metsec plc
Broadwell Road, Oldbury
UK-B69 4HE West Midlands
T. +44/121/601-6000
F. +44/121/601-6119
metsecplc@metsec.com
www.voestalpine.com/metsec

voestalpine Krems GmbH
Schmidhuettenstrasse 5, Postfach 43
A-3500 Krems
T. +43/50304/14-0
F. +43/50304/54-741
marketing.krems@voestalpine.com
www.voestalpine.com/krems

voestalpine Krems Finaltechnik GmbH
Schmidhuettenstrasse 5, Postfach 42
A-3500 Krems
T. +43/50304/14-0
F. +43/50304/54-628
info.vakf@voestalpine.com
www.voestalpine.com/finaltechnik

voestalpine Profilform GmbH
Schmidhuettenstrasse 5, Postfach 45
A-3500 Krems
T. +43/50304/14-0
F. +43/50304/54-593
info_profilform@voestalpine.com
www.voestalpine.com

Nedcon Groep N.V.
Nijverheidsweg 26, Postfach 35
NL-7000 AA Doetinchem
T. +31/314/33 44 55
F. +31/314/34 58 64
nedcongroup@nedcon.com
www.nedcon.com

ZAO voestalpine Arkada Profil
Karl-Marx-Strasse 12
RF-214000 Smolensk
T. +7/4812/32 99 29
F. +7/4812/38 27 87
office@arkada.ru
www.arkada.ru

Profilafroid S.A.
2, Rue de Beauvais
F-60930 Bailleul-Sur-Therain
T. +33/3/44 07 51 11
F. +33/3/44 07 65 34
contact@profilafroid.com
www.profilafroid.com

Société Automatique de Profilage (SAP) S.A.S
Route de Paris
F-27140 Gisors
T. +33/2/32 27 64 27
F. +33/2/32 27 04 72
contact@sapgisors.com
www.sapgisors.com

Meincol Distr. de Aços S.A.
Rua Marechal Floriano, 1229
BRA-95020-371 Caxias do Sul – RS Brazil
T. +55/54/32 20-9000
F. +55/54/91 63-8699
meincol@meincol.com.br
www.meincol.com.br

Automotive Division

voestalpine Automotive GmbH
voestalpine-Strasse 1
A-4020 Linz
T. +43/50304/15-6871
F. +43/50304/55-6871
automotive@voestalpine.com
www.voestalpine.com/automotive

voestalpine Europlatinen GmbH
Stahlstrasse 47
A-4020 Linz
T. +43/50304/15-8341
F. +43/50304/55-8954
europlatinen@voestalpine.com
www.voestalpine.com/europlatinen

Euroweld S.r.l.
Via I° Maggio, 99
I-10040 Rivalta (Torino)
T. +39/11/225 09-11
F. +39/11/225 09-22
euroweld@voestalpine.com

voestalpine Polynorm NV
Amersfoortseweg 9
NL-3751 LJ Bunschoten
T. +31/33/298 95 11
F. +31/33/298 90 04
polynorm@voestalpine.com
www.voestalpine.com/polynorm

voestalpine Polynorm BV
Amersfoortseweg 9
NL-3751 LJ Bunschoten
T. +31/33/298 95 11
F. +31/33/298 90 07
polynorm@voestalpine.com
www.voestalpine.com/polynorm

voestalpine Polynorm Grau GmbH & Co. KG
Polynormstrasse 1
Gewerbepark Guegling
D-73529 Schwaebisch Gmuend
T. +49/7171/972-0
F. +49/7171/972-321
www.voestalpine.com/polynorm

voestalpine Rotec GmbH
Gruberstrasse 2
A-4020 Linz
T. +43/50304/20-6
F. +43/50304/60-749
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Präzisrohrtechnik GmbH
(Production)
Eisenhammerstrasse 15
A-8670 Krieglach
T. +43/50304/24-DW
F. +43/50304/64-DW
praezisrohrtechnik@voestalpine.com
www.voestalpine.com/praezisrohrtechnik

voestalpine Präzisrohrtechnik GmbH
(Sales)
Gruberstrasse 2
A-4020 Linz
T. +43/50304/18-DW
F. +43/50304/58-DW
praezisrohrtechnik@voestalpine.com
www.voestalpine.com/rotec

voestalpine Elmsteel Inc.
3709 US 52 South Lafayette
US-47905 Indiana
T. +1/765/471-2808
F. +1/765/471-8607
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Elmsteel Polska Sp.z o.o.
Komorniki, UL. Polna 7
PL-55-300 Sroda Slaska
T. +48/71/39 60-400
F. +48/71/39 60-411
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine HTI Maschinen- und Apparatebau GmbH & Co. KG
In der Bruchwiesen 11–13
D-76855 Annweiler
T. +49/6346/964 20
F. +49/6346/16 17
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Vollmer GmbH & Co. KG
Graf-Zeppelin-Strasse 29
D-72202 Nagold
T. +49/7452/84 81-0
F. +49/7452/84 81-29
vollmer@voestalpine.com
www.voestalpine.com/vollmer

Gutbrod Stanz- und Umformtechnik GmbH
Daimlerstrasse 29
D-72581 Dettingen/Erms
T. +49/7123/97 87-0
F. +49/7123/97 87-99
gutbrod@voestalpine.com
www.voestalpine.com/gutbrod

voestalpine Hügel GmbH & Co KG
Walter-Huegel Strasse 1
D-55765 Birkenfeld
T. +49/6782/99 59-0
F. +49/6782/99 59-559
huegel@voestalpine.com
www.voestalpine.com/huegel

Dancke Stanztechnik Gmbh & Co KG
Buchenstrasse 3
D-89558 Boehmenkirch
T. +49/7332/9622-0
F. +49/7332/9622-19
info@dancke.de
www.voestalpine.com/dancke

Flamco Holding BV
Amersfoortseweg 9
NL-3751 LJ Bunschoten
T. +31/33/298 94 00
F. +31/33/298 90 21
info@flamco.nl
www.flamco.nl

Glossary

Acquisition. Takeover or purchase of companies or of interests in companies.

Affiliated companies. Companies that are directly or indirectly under the same management – in this case of voestalpine AG – in which voestalpine AG holds, directly or indirectly, a majority of the voting rights or exercises the controlling influence.

Asset deal. Company takeover, where the buyer purchases individual assets (rather than shares).

ATX. "Austrian Traded Index", the leading index of the Vienna Stock Exchange, which contains the 20 most important stocks in the standard market continuous segment.

Blanking. An early step in preparing flat-rolled steel for use by an end user. A blank is a section of sheet that has the same outer dimensions as a specified part (such as a car door or hood) but that has not yet been stamped.

Blast furnace. A towering cylinder lined with heat-resistant (refractory) bricks, used by integrated steel mills to smelt iron from ore. Its name comes from the "blast" of hot air and gases forced up through the iron ore, coke and limestone that load the furnace.

Bloom. A semi-finished steel form whose rectangular cross-section is more than eight inches. This large cast steel shape is broken down in the mill to produce the familiar rails, I-beams, H-beams and sheet piling. Blooms are also part of the high-quality bar manufacturing process. Reduction of a bloom to a much smaller cross-section can improve the quality of the metal.

Body-in-white. Unpainted and untrimmed automotive upper body structures.

Borrowed capital. Inclusive term for provisions, trade and other payables, and liabilities-side accruals posted on the liabilities side of the balance sheet.

Borrowed capital ratio. Ratio of borrowed capital recorded on the balance sheet to total assets (the higher the ratio, the higher the debt burden).

Capital employed. Total employed interest-bearing capital.

Cash flow.
• From investment activities: outflow/inflow of liquid assets from investments/disinvestments;
• From operating activities: outflow/inflow of liquid assets not affected by investment, disinvestment, or financing activities.

Coating. The process of covering steel with another material (tin, chrome, zinc), primarily for corrosion resistance.

Coils. Steel sheet that has been wound. A slab, once rolled in a hot-strip mill, can be more than one mile long; coils are the most efficient way to store and transport sheet steel.

Coke. The basic fuel consumed in blast furnaces in the smelting of iron. Coke is a processed form of coal.

Cold working (rolling). Changes in the structure and shape of steel at a low temperature (often room temperature). It is used to create a permanent increase in the hardness and strength of the steel.

Continuous casting. A method of pouring steel directly from a ladle through a tundish into a mold, shaped to form billets, blooms, or slabs.

Corporate governance. International term for responsible corporate management and supervision oriented toward creating long-term added value.

Current assets. Those assets that are expected to be realized in cash or consumed in the short term, that is, they are not expected to be available for a company's business operations long-term, for example, inventory, trade accounts receivable, or securities.

E-procurement. Procurement of goods and services using modern electronic media, particularly Internet technology.

EBIT (earnings before interest and taxes). Earnings: Profit before the deduction of taxes, equity interests of other shareholders, and financial result.

EBIT margin. EBIT percentage of revenue.

EBITDA (earnings before interest, taxes, depreciation, and amortization). Profit before the deduction of taxes, equity interests of other shareholders, interest, and depreciation and amortization expenses.

EBITDA margin. EBITDA percentage of revenue.

EBT (result from ordinary activities or earnings before taxes). Profit before the deduction of taxes and equity interests of other shareholders.

Electrogalvanized. Zinc plating process in which the molecules on the positively charged zinc anode attach to the negatively charged sheet steel. The thickness of the zinc coating is readily controlled. By increasing the electric charge or slowing the speed of the steel through the plating area, the coating will thicken.

Endogenous growth. Economic growth generated from within an existing company or group.

Equity. Assets made available to a corporation by the owners through deposits and/or contributions or from retained profits.

Equity capital ratio. Balance sheet equity capital divided by total assets.

Exogenous growth. Economic growth generated by acquisitions.

Free float. The portion of the share capital that is actively traded on the stock exchange.

Galvanized steel. Steel coated with a thin layer of zinc to provide corrosion resistance in underbody auto parts, garbage cans, storage tanks, or fencing wire. Sheet steel normally must be cold-rolled prior to the galvanizing stage.

Gearing. Ratio of net financial debt to shareholders' equity.

Gross profit. Revenue less manufacturing costs.

Heavy plate. Steel sheet with a width of up to 200 inches and a thickness of at least 5 millimeters. Mainly used for construction, heavy machinery, ship building or pipes of big diameters.

Hollow sections. See "Welded tubes"

Hot dipped. Steel is run through a molten zinc coating bath, followed by an air stream "wipe" that controls the thickness of the zinc finish.

Hot mill. The rolling mill that reduces a hot slab into a coil of specified thickness; the whole processing is done at a relatively high temperature (when the steel is still "red").

Hot rolled. Product that is sold in its "as produced state" off the hot mill with no further reduction or processing steps.

IFRS (International Financial Reporting Standards). Accounting regulations developed to guarantee comparable balance sheet preparation and disclosure.

Joint venture. A business partnership between two or more companies, which remain independent but which pool capital to pursue a commercial goal, for example, the penetration of a foreign market.

Laser-welded blanks. Two or more sheets of steel seam-welded together into a single "blank" which is then stamped into a part. Materials that are both highly malleable and strong can be combined to meet customer requirements.

Liquidity ratio. The liquidity ratio measures a company's ability to pay off short-term debt as it becomes due.

Market capitalization. Market capitalization reflects the current market price of an exchange-listed company.

Cost of materials. Incorporates all expenditures necessary for the procurement of raw and auxiliary materials required for production.

Net financial debt. Interest-bearing liabilities less interest-earning assets.

Organic coating. High-tech composite material made of thin sheet with the highest surface quality and with a colored organic coating. Organic coating offers an even surface, excellent malleability and deep-drawing characteristics due to antifriction effects, high protection against corrosion, high resistance to chemical influences, and good temperature resistance.

Purchase Price Allocation (ppa). Within the scope of the acquisition of a company, the purchase price is allocated to the assets and liabilities of the acquired enterprise, which are then assigned fair values and recognized in the Group's Consolidated Financial Statement.

Rating. An evaluation of the credit quality of a company recognized on international capital markets.

Return on equity. The ROE is the ratio between after-tax profit (net income) and equity as recorded in the previous period.

ROCE (return on capital employed). ROCE is the ratio of EBIT to capital employed, that is, profit generated by the capital invested.

Scrap (ferrous). Ferrous (iron-containing) material that generally is remelted and recast into new steel.

Seamless tubes. Tubes made from a solid billet or bloom, which is heated, then rotated under extreme pressure. This rotational pressure creates an opening in the center of the billet, which is then shaped by a mandrel to form a tube.

Sections. Blooms or billets that are hot-rolled in a rolling mill to form, among other shapes, "L", "U", "T" or "I" shapes. Sections can also be produced by welding together pieces of flat products. Sections can be used for a wide variety of purposes in the construction, machinery and transport industries. Also known as "profiles."

Share capital. The minimum capital requirement to be contributed by the shareholders for shares when establishing a stock corporation or limited partnership; it is issued in shares and constitutes a part of equity.

Simultaneous engineering. At any time of the design process each product life stage is appropriately taken into consideration, i.e. by applying the related expert knowledge by means of forecasting, prognosis and simulation either by tools or by involving the human expert directly.

Slag. The impurities in a molten pool of iron. Flux such as limestone may be added to foster the congregation of undesired elements into a slag. Because slag is lighter than iron, it will float on top of the pool, where it can be skimmed.

Special sections. Sections that are tailor-made to meet individual requirements of the customer.

Specialty tubes. Refers to a wide variety of high-quality custom-made tubular products requiring critical tolerances, precise dimensional control and special metallurgical properties. Specialty tubing is used in the manufacture of automotive, construction and agricultural equipment, and in industrial applications such as hydraulic cylinders, machine parts and printing rollers.

Supply chain management (SCM). The management and control of all materials, funds, and related information in the logistics process from the acquisition of raw materials to the delivery of finished products to the end user.

Surface-coated steel products. Products that are metallically or organically coated through different methods, such as hot dip galvanizing, electrical galvanizing, color coating and powder coating. Surface coating helps adapt steel for different end uses and creates more value in the steel product.

Switches. Turnout systems and components that meet a wide range of requirements, including high speeds and axle loads, that are used for passengers, freight, heavy haul, commuting and suburban rail transport.

Tailored blanks. A section of sheet or strip that is cut to length and trimmed to match specifications for the manufacturer's stamping design for a particular part. Because excess steel is cut away (to save shipping costs), all that remains for the stamper is to impart the three-dimensional shape with a die press (see "Blanking").

Volatility. The degree of fluctuation in stock prices and currency exchange rates or in prices of consumer goods in comparison to the market.

Weighted average cost of capital (WACC). Average capital costs for both borrowed capital and equity.

Welded tubes. Rolled plates welded into tubes of various shapes, gages, and diameters from different types of material.

Communications & Information

News & Services: www.voestalpine.com

Our special services for shareholders
You want to know the current price of voestalpine stock? You would like to check all pertinent stock price movements and corporate data since the IPO in 1995 or starting at a certain date? Charts of stock prices, a depot manager, up-to-date downloads of stock price developments for specific time periods and much more are among the interactive services offered under Investor Relations on our website.

The group from A to Z
Find out more about the companies, products and services of the voestalpine Group – with interactive world maps, comprehensive A to Z search functions and a detailed product database.

Online order/download service
You can download (as PDF files) or order publications of voestalpine AG (e.g. quarterly and annual reports, environmental reports) through our Internet portal www.voestalpine.com. You can find the online version of our current annual report on our website.

Contact
voestalpine AG, Corporate Communications
T. +43/50304/15-2090, F. +43/50304/55-8981
presse@voestalpine.com

voestalpine AG, Investor Relations
T. +43/50304/15-3152, F. +43/50304/55-5581
investorrelations@voestalpine.com

Imprint
Owner and media proprietor: voestalpine AG, voestalpine-Strasse 1, 4020 Linz. **Senior editor and editorial staff:** voestalpine AG, Corporate Communications, Gerhard Kürner, T. +43/50304/15-2090, F. +43/50304/ 55-8981, presse@voestalpine.com, www.voestalpine.com. **Design and implementation:** Living Office Kommunikationsberatung GmbH, St. Pölten

voestalpine AG
voestalpine-Strasse 1
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com

voestalpine
ONE STEP AHEAD.

Media information

June 5, 2008

voestalpine soars to new heights in the financial year 2007/08

- **Most successful financial year ever: voestalpine Group revenues pass the EUR 10 billion mark for the first time**
- **Profit from operations (EBIT) increases by almost 50 % to EUR 1.5 billion (before ppa)**
- **Integration of BÖHLER-UDDEHOLM highly successful – synergies doubled to EUR 123 million**
- **Record crude steel production: 7.6 million tons**
- **Investment, research expenses and environmental expenses reach new record levels**
- **Proposed dividend of EUR 2.10 per share (EUR 1.45)**
- **voestalpine enjoys sustained sound business in 2008/09**

In 2007/08, which was by far the most successful financial year in its history, the voestalpine Group soared to new heights in terms of revenue, profit and employees. In addition to a further increase in revenue, operating profit rose significantly for the sixth year in a row due to improved performance in the Steel, Profilform and Automotive Divisions.

The voestalpine Group had the following key figures for financial year 2007/08:

- **Revenue** rose by 50.9% from EUR 6,943.8 million to EUR 10,481.2 million, thus exceeding the EUR 10 billion mark for the first time.
- **EBITDA** (earnings before interest, taxes, depreciation and amortization) rose by 44.9% from EUR 1,358.6 million to EUR 1,968.5 million before the pure accounting effects of the purchase price allocation (ppa) arising from the BÖHLER-UDDEHOLM AG acquisition are included, and still rose to EUR 1,836.5 million after ppa was taken into account.
- The undistorted **EBIT** (profit from operations) increased by 48.6% over the previous year from EUR 1,011.4 million to EUR 1,503.0 million. The increase drops to EUR 1,152.6 million, however, when the effects of ppa are taken into account. The **EBIT margin** of 14.3% before ppa, or 11.0% after ppa for financial year 2007/08 was below the value of 14.6% in the previous year.
- Before ppa, the **net income** (profit for the period) rose by 31.2% versus 2006/07 from EUR 764.9 million to EUR 1,003.6 million. When the pure accounting effects of BÖHLER-UDDEHOLM ppa and increased financing costs are taken into account net income for the year decreased slighly to EUR 751.9 million (2006/07: EUR 764.9 million).

- Due to the financing required for the BÖHLER-UDDEHOLM acquisition above and beyond the hybrid bond, **net financial debt** increased from EUR 526.2 million to EUR 3,571.7 million. The **equity** of the voestalpine Group rose by 48.8% in 2007/08 from EUR 2,882.3 million to EUR 4,289.3 million.The **gearing ratio** (net financial liabilities as a percentage of equity) was therefore 83.3% (previous year 18.3%) at the end of financial year 2007/08.
- **Earnings per share** were EUR 4.69 for financial year 2007/08 and thus remained close to the previous year's level (EUR 4.76).
- The proposed **dividend** of EUR 2.1 is more than 44.8% higher than the previous year (EUR 1.45 per share). Based on the average stock exchange share price of EUR 52.59 during financial year 2007/08, this corresponds to a dividend yield of 4.0%.
- The voestalpine Group had 41,490 **employees** worldwide as of March 31, 2008 (not including apprentices). This corresponds to an increase of 16,877 employees (or nearly 69%) over the previous year (24,613), due mainly to the first-time consolidation of the BÖHLER-UDDEHOLM Group (Special Steel Division, 15,453 employees).

Business development of the voestalpine Group

Increase in revenue mainly due to acquisitions

voestalpine Group revenue rose by 50.9% from EUR 6,943.8 million to EUR 10,481.2 million, mainly due to acquisitions. The total increase in revenue due to acquisitions was slightly more than EUR 3.1 billion in financial year 2007/08. The most significant increase over the previous year was recorded in the Automotive Division, where revenue increased by one third. This was mainly the result of acquisitions, as well as past investments that had reached the production phase. An increase of 17.5%, mainly supported by the expansion of business activities in North and South America, also moved revenue significantly above the previous year in the Profilform Division, while revenue rose slightly more than 7% in the both the Steel and Railway Systems Divisions, primarily as a result of previous investments.

Record crude steel production exceeds 7 million tons for the first time

A total of 7.6 million tons of crude steel was produced in the voestalpine Group during financial year 2007/08. The increase of 13.4% over the previous year (6.7 million tons) was due both to the first-time inclusion of the Special Steel Division (just under 0.7 million tons), as well as a 5.9% increase in production at the Linz location (Steel Division), from 5.1 million tons to 5.4 million tons. The quantity of crude steel produced at the Donawitz location (Railway Systems Division) decreased 6.2%, from 1.6 million tons to 1.5 million tons, due to the renewal (relining) of a blast furnace in the summer of 2007.

Export ratio continues to grow

The export ratio (percentage of export revenue to total revenue) rose from 84% to 88% in financial year 2007/08. Europe remained by far the most important market, contributing a total of 80% of Group revenue. Germany and Italy remained the two largest single export markets.

Steel Division the most profitable segment

The increase from 14.8% to 17.4% in the EBIT margin of the Steel Division made this the most profitable area in the voestalpine Group in the year under review. Although the EBIT margins of 14.3% for the Railway Systems Division (previous value 16.4%) and 13.9% for the Profilform Division (2006/07: 15.0%) were somewhat lower than the values of the previous year, they nevertheless remained at a very high level. The Special Steel Division had an EBIT margin of 12.9% before PPA or 0.2% after ppa. The Automotive Division also recorded a strong increase in its EBIT margin. The increase from 5.8% to 6.4% in financial year 2007/08 not only marked the first time the division had passed the 6% mark since its formation in 2001, it also represented an excellent figure in a comparative analysis of the automotive supply industry.

First-time consolidation of newly acquired companies

In addition to the Special Steel Division, which has been consolidated since July 1, 2007, the twelve-months figures for revenue, profits and employees of the following companies were included in the consolidation for the first time in financial year 2007/08: Gutbrod Stanz- und Umformtechnik GmbH, Gutbrod Schmölln GmbH, Hügel GmbH & Co. KG and the Danke corporate group (all in Germany, Automotive Division). The two companies acquired by the Profilform Division, Sharon Custom Metal Forming Inc. (U.S.A.) and Meincol Distribuidora de Acos S.A. (Brazil), were also included in consolidation for the first time on January 1, 2008.

Rigorous pursuit of specialisation strategy

voestalpine AG's acquisition activities in financial year 2007/08 were dominated by the successful acquisition of the BÖHLER-UDDEHOLM Group and its integration as the Special Steel Division of the voestalpine Group. The acquisition formed part of the continuing rigorous pursuit of the specialization strategy adopted by the voestalpine Group in 2001. The great success of the BÖHLER-UDDEHOLM integration as the Special Steel Division of the voestalpine Group is also shown by the magnitude of the potential synergies that were identified. The target for sustained potential synergy effects gradually increased during the financial year, from an initial level of EUR 65 million to a current target of nearly twice this amount, namely, EUR 123 million per year.

voestalpine AG held 90.65% of BÖHLER-UDDEHOLM AG's voting rights as at the end of financial year 2007/08. In the meantime, in order to realize its plan to acquire all of the company's shares,

voestalpine AG had taken the steps required under the Austrian Minority Shareholder Squeeze-out Act to perform a squeeze-out of BÖHLER-UDDEHOLM AG's minority shareholders. The goal is for a resolution to this effect to be adopted during BÖHLERUDDEHOLM AG's annual general meeting on June 23, 2008.

In addition to the acquisition of BÖHLER-UDDEHOLM, the following strategically important acquisitions were also carried out in financial year 2007/08. The Profilform Division entered the South American market by acquiring a majority interest in the Brazilian company Meincol Distribuidora de Aços S.A and also acquired the North American company Sharon Custom Metal Forming Inc. The Railway Systems Division acquired a 49% interest in the Netherlands company René Prinsen Spoorwegmaterialen B.V. in the first half of the financial year, and a 51% majority interest in the Mexican switch manufacturing company DAMY Cambios de Vía,S.A. de C.V later in the financial year.

Portfolio adjustment in the Automotive Division

As part of portfolio adjustment in the Automotive Division in financial year 2007/08, the North American pressing supplier voestalpine Polynorm Inc. was sold to a British corporation in October 2007. In the 4th quarter of 2007/08, the Company began the process of selling three companies active in the manufacture of plastic automotive parts, voestalpine Polynorm van Niftrik B.V. (Netherlands), voestalpine Polynorm Plastics B.V. (Netherlands), and voestalpine Polynorm Plastics Ltd. (Great Britain). The three companies had total revenue of approximately EUR 100 million in financial year 2006/07. The decision was also made at this time to divest the French small pressing manufacturer Amstutz Levin & Cie.

A further increase in investment activity

The voestalpine Group made total investments of EUR 3,910.1 million in financial year 2007/08. Although the striking increase over the value of EUR 908 million in the previous year is primarily due to the acquisition of BÖHLER-UDDEHOLM AG, accelerated investment programs in all of the other divisions were also a major factor.

Higher research and development expenses

The voestalpine Group incurred research and development expenses of EUR 93 million in financial year 2007/08. The increase over the previous year (EUR 66 million) was primarily due to the integration of the BÖHLER-UDDEHOLM Group (Special Steel Division), which reported R&D expenses of approximately EUR 21 million for the period from July 1, 2007 to March 31, 2008. However, the considerable increase also reflects the steady increase in research and development funding provided by the voestalpine Group over many years. The research ratio (R&D expenses

divided by total revenue) of just under 1% for the year under review remained unchanged versus the previous year in spite of the disproportionate growth in revenue, as did the ratio of R&D expenses to economic value added, which remained at the previous year's level of 2.2%. A total of approximately 570 employees work on research and development throughout the Group.

Environment-related investments increased by one third

The voestalpine Group made environment-related investments of approximately EUR 61 million in Austria alone in financial year 2007/08. This increase of around one third over the previous year (EUR 47 million) was due to the fact that the figures include the Austrian BÖHLER-UDDEHOLM locations for the first time, and to major projects that were undertaken, primarily in the Steel and Railway Systems Divisions. For the same reasons, current expenses for operation and maintenance of environmental protection systems reached a new high of approximately EUR 206 million for the Austrian production companies of the voestalpine Group alone. This was approximately 9% higher than the previous year.

The new system for reducing wastewater emissions into the Danube during blast furnace operation, and commissioning of the world's most advanced exhaust gas treatment system on the sintering line are examples of the significant environmental measures taken. This innovative system reduces average emissions from the sintering facility by approximately 90%. The blast furnace plastic pellet injection system that began operation at the beginning of the financial year also represents a pioneering technological innovation. The use of specially prepared waste plastic allows a considerable reduction in fossilfuel reducing agents (such as coke, coal and heavy heating oil), thereby decreasing CO_2 emissions at the Linz location by around another 500,000 tons per year at full operation.

Evaluation for a steel plant on the Black Sea

voestalpine is currently evaluating the construction of a steel plant on the Black Sea. Of the twelve sites in Bulgaria, Romania, Turkey and Ukraine initially considered now four sites – one site in each of the four countries – are being examined in detail. The goal of the examination is to put voestalpine in a position to make a decision based on the investment costs, technical feasibility and profitability of each of the sites.

Outlook for the financial year 2008/09

The beginning of financial year 2008/09 has been somewhat mixed in terms of economic development. While the real economy in Europe is characterized by a market growth that is supported by solid, stable demand, fears of recession are growing in the U.S. China, Southeast Asia and India will remain reliable engines of global growth in coming years. The fact is that over the past twelve months the European economy has managed surprisingly well with the problems

arising from the subprime crisis in the U.S., as well as with the continued strengthening of the euro versus not only the US dollar, but a number of other currencies as well, and with the enormous increases that have taken place in commodity prices.

All currently available indicators, including the flow of orders received in previous months, indicate that this situation should continue for the balance of calendar year 2008 with no downturn in the European economy. Given the sustained favorable development of the economic environment for all five divisions of the voestalpine Group, current indications are that – in spite of the enormous increases in commodity prices and the difficulties of assessing the economic situation in the last quarter of the financial year – the Group's operating profit in 2008/09 will be of the same magnitude as in the past financial year.

The 2007/08 Annual Report is available in pdf format on our website www.voestalpine.com.

For further information please contact:
voestalpine AG
Corporate Communications
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. + 43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

voestalpine
ONE STEP AHEAD.

voestalpine Group Key Figures

In millions of euros	2003/04	2004/05	2005/06	2006/07[1]	2007/08	2007/08 pro-forma pre ppa[3]
Revenue	4,616.3	5,779.1	6,230.6	6,943.8	10,481.2	10,481.2
Profit from operations before depreciation (EBITDA)	557.9	887.7	1,079.0	1,358.6	1,836.5	1,968.5
EBITDA margin	12.1%	15.4%	17.3%	19.6%	17.5%	18.8%
Profit from operations (EBIT)	243.7	552.5	724.1	1,011.4	1,152.6	1,503.0
EBIT margin	5.3%	9.6%	11.6%	14.6%	11.0%	14.3%
Profit before tax (EBT)	201.9	497.5	674.3	976.4	979.6	1,330.0
Profit for the period from continuing operations	141.2	373.5	519.7	755.0	777.1	1,028.8
Profit for the period	130.5	323.5	525.9	764.9	751.9	1,003.6
EPS – Earnings/share (euros)	0.86	2.36	3.25	4.76	4.69	
Balance sheet total	4,659.9	5,369.2	6,158.6	6,827.5	12,601.8	
Cash flow from operating activities	576.5	550.6	860.1	970.2	1,135.8	1,135.8
Investments in tangible and intangible assets and interests	436.1	564.9	566.3	907.8	3,910.1	
Depreciation	314.2	335.2	354.9	347.2	683.9	465.5
Equity	1,853.2	2,124.7	2,547.3	2,882.3	4,289.3	
Net financial debt	635.1	683.5	376.9	526.2	3,571.7	
Net financial debt (in % of equity)	34.3%	32.2%	14.8%	18.3%	83.3%	
Return on Capital employed (ROCE)	7.8%	15.0%	21.5%	26.2%	13.4%	21.9%
Market capitalization period end	1,458.9	2,355.1	4,565.4	8,366.2	7,006.4	
Number of outstanding shares as of March 31	157,717,304	158,167,880	158,164,504	154,073,274	159,235,738	
End of period share prize (euros)	9.25	14.89	28.87	54.30	44.0	
Dividend/share (euros)	0.40	0.53	0.78	1.45	2.1[2]	
Employees excl. apprentices (end of period)	22,755	22,955	22,918	24,613	41,490	

[1] Business year 2006/07 retrospectively adjusted.

[2] As proposed to the Annual General Shareholders' Meeting.

[3] The BÖHLER-UDDEHOLM Group has been consolidated since July 1, 2007 as the Special Steel Division of voestalpine AG (thus included in the current Group's Consolidated Financial Statement for a period of nine months). In the course of the initial consolidation, a purchase price allocation (ppa) was performed in accordance with the provisions of IFRS 3. This means that all assets and liabilities of BÖHLER-UDDEHOLM have been recorded in the Consolidated Financial Statement of voestalpine AG at their fair value. An independent expert determined the need for substantial upward revaluations, particularly for tangible fixed assets and inventories. Furthermore, intangible assets, such as brands, level of orders, customer relationships, and technology, were recognized in the course of the initial consolidation.

As a result of the turnover in inventory assets and increased depreciation on the above-mentioned assets the earnings for the Special Steel Division shown in the present Consolidated Financial Statement for the voestalpine Group differ substantially from those published concurrently by the BÖHLER-UDDEHOLM Group. In contrast, a significantly smaller impact on earnings is expected in future years due to the gradual elimination of short-term effects relative to inventories and orders. Free cash flow for the Special Steel Division will not be affected by this accounting effect.

As the purchase price allocation distorts the picture regarding actual developments, the above key figures table also includes pro forma figures for the voestalpine Group excluding the ppa and effects that are shown solely for accounting purposes.

82- 35027

Geschäftsbericht 2007/08

voestalpine

EINEN SCHRITT VORAUS.

www.voestalpine.com

82-35027

Geschäftsbericht 2007/08

voestalpine
EINEN SCHRITT VORAUS.

www.voestalpine.com

voestalpine-Konzern in Zahlen

Mio. EUR	2003/04	2004/05	2005/06	2006/07[1]	2007/08	2007/08 pro forma vor PPA[3]
Umsatz	4.616,3	5.779,1	6.230,6	6.943,8	10.481,2	10.481,2
Ergebnis der betrieblichen Tätigkeit vor Abschreibungen (EBITDA)	557,9	887,7	1.079,0	1.358,6	1.836,5	1.968,5
EBITDA-Marge	12,1 %	15,4 %	17,3 %	19,6 %	17,5 %	18,8 %
Ergebnis der betrieblichen Tätigkeit (EBIT)	243,7	552,5	724,1	1.011,4	1.152,6	1.503,0
EBIT-Marge	5,3 %	9,6 %	11,6 %	14,6 %	11,0 %	14,3 %
Ergebnis vor Steuern (EBT)	201,9	497,5	674,3	976,4	979,6	1.330,0
Ergebnis der fortgeführten Geschäftsbereiche	141,2	373,5	519,7	755,0	777,1	1.028,8
Ergebnis nach Steuern	130,5	323,5	525,9	764,9	751,9	1.003,6
Gewinn je Aktie (EUR)	0,86	2,36	3,25	4,76	4,69	
Bilanzsumme	4.659,9	5.369,2	6.158,6	6.827,5	12.601,8	
Cashflow aus der betrieblichen Geschäftstätigkeit	576,5	550,6	860,1	970,2	1.135,8	1.135,8
Investitionen SAV, IAV und Beteiligungen	436,1	564,9	566,3	907,8	3.910,1	
Abschreibungen	314,2	335,2	354,9	347,2	683,9	465,5
Eigenkapital	1.853,2	2.124,7	2.547,3	2.882,3	4.289,3	
Nettofinanzverschuldung	635,1	683,5	376,9	526,2	3.571,7	
Nettofinanzverschuldung in % des Eigenkapitals (Gearing)	34,3 %	32,2 %	14,8 %	18,3 %	83,3 %	
Return on Capital employed (ROCE)	7,8 %	15,0 %	21,5 %	26,2 %	13,4 %	21,9 %
Börsenkapitalisierung Ende Geschäftsjahr	1.458,9	2.355,1	4.565,4	8.366,2	7.006,4	
Anzahl der ausstehenden Aktien zum 31.03.	157.717.304	158.167.880	158.164.504	154.073.274	159.235.738	
Aktienkurs Ende Geschäftsjahr (EUR)	9,25	14,89	28,87	54,30	44,0	
Dividende je Aktie (EUR)	0,40	0,53	0,78	1,45	2,1[2]	
Mitarbeiter (ohne Lehrlinge) per Jahresende	22.755	22.955	22.918	24.613	41.490	

[1] Geschäftsjahr 2006/07 rückwirkend angepasst.

[2] Gemäß Vorschlag an die Hauptversammlung.

[3] Die BÖHLER-UDDEHOLM-Gruppe wird seit 1. Juli 2007 als Division Edelstahl der voestalpine AG (und damit im vorliegenden Konzernabschluss im Umfang von neun Monaten) konsolidiert. Im Zuge der Erstkonsolidierung wurde entsprechend den Vorschriften von IFRS 3 eine Kaufpreisallokation (Purchase Price Allocation) durchgeführt. Das bedeutet, dass alle Vermögenswerte und Schulden von BÖHLER-UDDEHOLM entsprechend ihrem Verkehrswert in die Konzernbilanz der voestalpine AG aufgenommen wurden. Ein unabhängiger Gutachter stellte dabei insbesondere beim Sachanlage- und Vorratsvermögen beträchtliche Aufwertungserfordernisse fest. Weiters wurden im Rahmen der Erstkonsolidierung immaterielle Vermögensgegenstände wie Marken, Auftragsstand, Kundenbeziehungen und Technologie aktiviert.

Auf Grund des Umschlags des Vorratsvermögens bzw. der erhöhten Abschreibung auf die genannten Vermögensgegenstände weicht der im vorliegenden Konzernabschluss des voestalpine-Konzerns ausgewiesene Ergebnisbeitrag der Division Edelstahl vom zeitgleich vorgelegten Ergebnis der BÖHLER-UDDEHOLM-Gruppe erheblich ab. In den zukünftigen Geschäftsjahren ergibt sich hingegen auf Grund des sukzessiven Wegfalls der kurzfristigen Effekte im Bereich der Vorräte und des Auftragsstandes eine kontinuierlich abnehmende Ergebnisbeeinflussung. Der freie Cashflow der Division Edelstahl wird durch diesen buchtechnischen Effekt nicht beeinflusst.

Da die Aussagekraft über die tatsächliche Entwicklung durch Anwendung der Purchase Price Allocation verzerrt wird, werden in der obigen Kennzahlentabelle auch die Pro-forma-Daten der voestalpine-Gruppe ohne Berücksichtigung der PPA und ihrer ausschließlich buchtechnischen Effekte dargestellt.

Konzern im Überblick

voestalpine-Konzern

Mio. EUR	2007/08	2007/08 pro forma vor PPA
Umsatz	10.481,2	10.481,2
EBIT	1.152,6	1.503,0
EBIT-Marge	11,0 %	14,3 %
Mitarbeiter	41.490	41.490

voestalpine-Divisionen

Mio. EUR	Stahl	Edelstahl	Edelstahl pro forma vor PPA	Bahnsysteme	Profilform	Automotive
Umsatz	3.942,8	2.758,5	2.758,5	2.211,4	1.138,7	947,5
EBIT	684,4	5,8	356,2	315,3	158,7	60,2
EBIT-Marge	17,4 %	0,2 %	12,9 %	14,3 %	13,9 %	6,4 %
Mitarbeiter	9.829	15.453	15.453	7.827	3.794	4.144

Umsatz

Mio. EUR


4.616,3
5.779,1
6.230,6
6.943,8
10.481,2
2003/04
2004/05
2005/06
2006/07
2007/08

EBITDA Ergebnis der betrieblichen Tätigkeit vor Abschreibungen

Mio. EUR

* vor PPA


557,9
887,7
1.079,0
1.358,6
1.836,5
1.968,5*
2003/04
2004/05
2005/06
2006/07
2007/08

EBIT Ergebnis der betrieblichen Tätigkeit

Mio. EUR

* vor PPA


243,7
552,5
724,1
1.011,4
1.152,6
1.503,0*
2003/04
2004/05
2005/06
2006/07
2007/08

ROCE Return on Capital employed

in %

* vor PPA


7,8
15,0
21,5
26,2
13,4
21,9*
2003/04
2004/05
2005/06
2006/07
2007/08

Highlights[1,2]

- Im erfolgreichsten Geschäftsjahr seit Bestehen erreicht der voestalpine-Konzern neue Dimensionen bei Umsatz, Ergebnis und Mitarbeitern.

- Mit dem Kauf der BÖHLER-UDDEHOLM AG erfolgt im vergangenen Geschäftsjahr die größte jemals von einem österreichischen Unternehmen getätigte Akquisition.

- Der Umsatz übersteigt erstmals die 10-Mrd.-EUR-Marke.

- Das operative Ergebnis (EBIT) vor Anwendung der Purchase Price Allocation (PPA) aus dem BÖHLER-UDDEHOLM Erwerb steigt um annähernd 50 % auf über 1,5 Mrd. EUR.

- Selbst unter Berücksichtigung der (nur buchmäßigen) Effekte der PPA ergibt sich ein Anstieg des EBIT um 14 % auf über 1,15 Mrd. EUR.

- Das EBITDA liegt mit nahezu 2,0 Mrd. EUR vor PPA um 45 % über dem Vorjahr. Auch nach Anwendung der PPA weist der Konzern ein um 35 % gestiegenes EBITDA von 1,84 Mrd. EUR aus.

- EBITDA- und EBIT-Marge sowie ROCE bleiben auf Grund der PPA unter den Vorjahreswerten. Die leicht rückläufigen Margen bei EBIT und EBITDA vor PPA-Anwendung sind auf das etwas unterschiedliche Margenprofil von BÖHLER-UDDEHOLM zurückzuführen.

- Neue Höchstwerte beim Umsatz in allen Divisionen, bei Stahl, Profilform und Automotive auch im Ergebnis; die Division Bahnsysteme erreicht annähernd das hohe Niveau des Vorjahres.

- Die seit Juli 2007 konsolidierte Division Edelstahl setzt mit Rekordwerten bei Umsatz, EBIT und EBITDA ihren Wachstumskurs ebenfalls fort.

- Von rund 41.500 Mitarbeitern ist mit knapp 22.000 Beschäftigten bzw. 53 % erstmals die Mehrheit an Standorten außerhalb Österreichs tätig.

- Trotz des (rein buchtechnischen) PPA-Effekts und der Aufwendungen zur Finanzierung des Kaufpreises für die BÖHLER-UDDEHOLM AG konnte der Gewinn je Aktie mit 4,69 EUR nahezu auf Vorjahresniveau (4,76 EUR) gehalten werden.

- Die Dividende erhöht sich um annähernd 50 % von 1,45 EUR auf 2,1 EUR je Aktie (Vorschlag an die Hauptversammlung).

- Investitionen, Forschungsaufwendungen und Umweltausgaben erreichen neue Rekordwerte.

- Die Integration der BÖHLER-UDDEHOLM Gruppe verläuft sehr erfolgreich, die Synergien sind mit 123 Mio. EUR annähernd doppelt so hoch wie ursprünglich erwartet.

[1] Vorjahreswerte rückwirkend angepasst.
[2] Siehe dazu auch die Erläuterungen zur Purchase Price Allocation (PPA) auf der Umschlaginnenseite.

Unternehmen

Lagebericht

Inhaltsverzeichnis

Divisionsberichte

Konzernabschluss

Service

Konzernstruktur

Die in diesem Organigramm angeführten Gesellschaften sind wesentliche Beteiligungen des voestalpine-Konzerns; Unternehmensgruppen sind durch die jeweilige Leitgesellschaft dargestellt. Details finden Sie im Anhang dieses Geschäftsberichts (unter „Beteiligungen").

voestalpine AG

- Division Stahl
- Division Edelstahl
- Division Bahnsysteme
- Division Profilform
- Division Automotive











voestalpine Stahl GmbH

voestalpine Grobblech GmbH
voestalpine Giesserei Linz GmbH
voestalpine Anarbeitung GmbH
vatron gmbh (66,5 %)[1]
voestalpine Rohstoffbeschaffungs GmbH[1]
voestalpine Stahl Service Center GmbH
voestalpine Eurostahl GmbH
Logistik Service GmbH

BÖHLER-UDDEHOLM AG

BÖHLER Edelstahl GmbH & Co. KG
Buderus Edelstahl GmbH
Villares Metals S.A.
BÖHLER-UDDEHOLM Deutschland GmbH
Uddeholm Tooling AB
ASSAB Pacific Pte. Ltd
Eschmann Stahl GmbH & Co. KG
BÖHLER Bleche GmbH & Co. KG
Böhler-Uddeholm Italia S.p.A.
Böhler Schweisstechnik Deutschland GmbH
Buderus Edelstahl Band GmbH
BÖHLER-UDDEHOLM Precision Strip GmbH & Co. KG
BÖHLER Schmiedetechnik GmbH & Co. KG
Buderus Edelstahl Schmiedetechnik GmbH

voestalpine Bahnsysteme GmbH & Co KG

voestalpine Schienen GmbH
TSTG Schienen Technik GmbH & Co KG
VAE GmbH
voestalpine Railpro B.V. (70 %)
voestalpine Klöckner Bahntechnik GmbH
voestalpine Tubulars GmbH & Co KG (50 %)
voestalpine Stahl Donawitz GmbH & Co KG
voestalpine Austria Draht GmbH

voestalpine Profilform GmbH

voestalpine Krems GmbH
voestalpine Krems Finaltechnik GmbH
Nedcon Groep N.V.
Sadef N.V.
Metsec plc
Roll Forming Corporation
voestalpine Präzisionsprofil GmbH
voestalpine Profilform s.r.o
ZAO voestalpine Arkada Profil
Société Profilafroid
Société Automatique de Profilage
Meincol Distribuidora de Aços S.A. (75 %)

voestalpine Automotive GmbH

voestalpine Polynorm N.V.
voestalpine Europlatinen GmbH
voestalpine Rotec GmbH
voestalpine Vollmer GmbH & Co KG
Gutbrod Stanz- und Umformtechnik GmbH
voestalpine Hügel GmbH & Co KG
Dancke Stanztechnik GmbH & Co KG (70 %)

[1] Einschließlich Minderheitenanteile anderer Konzerngesellschaften.

Vom österreichischen Unternehmen ...

1995, im Jahr des Börsengangs der voestalpine AG, beschäftigte der Konzern rund 15.000 Mitarbeiter und erzielte einen Umsatz von 2,4 Mrd. EUR. Mit Ausnahme von Vertriebsniederlassungen im Ausland und einer Profilfertigung in Belgien (SADEF N.V.) war die Unternehmensgruppe auf österreichische Standorte beschränkt.



Europastandorte 2008 im Detail





... zum weltweit erfolgreichen Konzern.

2008 – nach dem bisher besten Geschäftsjahr der Geschichte – hat nicht nur der Umsatz der voestalpine-Gruppe mit mehr als 10 Mrd. EUR eine neue Dimension erreicht. Der Konzern beschäftigt heute über 41.000 Mitarbeiter, davon die Mehrheit außerhalb Österreichs, und ist in rund 60 Ländern mit über 360 kundennahen Produktions- und Vertriebsgesellschaften auf allen Kontinenten vertreten, darunter auf allen globalen Wachstumsmärkten. Und in vielen dieser Regionen ist die voestalpine-Gruppe mit technologie- und Know-how-intensiven Nischenprodukten führend. – Eine Erfolgsgeschichte, die uns von Österreich über Europa hinaus in alle Welt geführt hat.

Der Aufsichtsrat der voestalpine AG

em. o. Univ.-Prof. Dr. h. c. Dr. Rudolf Strasser
Ehrenpräsident des Aufsichtsrates

Dr. Joachim Lemppenau
Vorsitzender des Aufsichtsrates
Erstbestellung: 07.07.1999
Vorstandsvorsitzender a. D. der Volksfürsorge Versicherungsgruppe, Hamburg

Mag. Dr. Ludwig Scharinger
Stellvertretender Vorsitzender des Aufsichtsrates
Erstbestellung: 20.01.1994
Generaldirektor der Raiffeisen Landesbank Oberösterreich AG, Linz

Dr. Franz Gasselsberger, MBA
Mitglied des Aufsichtsrates
Erstbestellung: 01.07.2004
Generaldirektor der Oberbank AG, Linz

Dr. Hans-Peter Hagen
Mitglied des Aufsichtsrates
Erstbestellung: 04.07.2007
Mitglied des Vorstandes der WIENER STÄDTISCHEN Versicherung AG
Vienna Insurance Group, Wien

Dr. Stefan Kralik
Mitglied des Aufsichtsrates
Erstbestellung: 07.07.1999
Öffentlicher Notar, Wien

Dr. Josef Krenner
Mitglied des Aufsichtsrates
Erstbestellung: 01.07.2004
Leiter der Direktion Finanzen des Landes Oberösterreich, Linz

Dr. Michael Kutschera MCJ. (NYU)
Mitglied des Aufsichtsrates
Erstbestellung: 01.07.2004
Rechtsanwalt, Partner bei Binder Grösswang Rechtsanwälte OEG, Wien

Dr. Franz Lauer
Mitglied des Aufsichtsrates bis 04.07.2007
Generaldirektor a. D. der WIENER STÄDTISCHEN Versicherung AG
Vienna Insurance Group, Wien

Univ.-Prof. Dr. Ewald Nowotny
Mitglied des Aufsichtsrates
Erstbestellung: 05.07.2006
Univ.-Prof., Wirtschaftsuniversität Wien

Mag. Dr. Josef Peischer
Mitglied des Aufsichtsrates
Erstbestellung: 01.07.2004
Direktor der Kammer für Arbeiter und Angestellte für Oberösterreich, Linz

Dipl.-Ing. Dr. Michael Schwarzkopf
Mitglied des Aufsichtsrates
Erstbestellung: 01.07.2004
Generaldirektor der Plansee Holding AG, Reutte

Vom Betriebsrat entsandt:

Josef Gritz
Mitglied des Aufsichtsrates
Erstentsendung: 01.01.2000
Vorsitzender des Arbeiterbetriebsrates
der voestalpine Stahl Donawitz GmbH & Co KG, Donawitz

Johann Heiligenbrunner
Mitglied des Aufsichtsrates
Erstentsendung: 24.03.2000
Vorsitzender des Angestelltenbetriebsrates der voestalpine AG, Linz

Josef Kronister
Mitglied des Aufsichtsrates bis 31.12.2007
Vorsitzender des Konzernbetriebsrates a. D. der voestalpine AG, Linz

Johann Prettenhofer
Mitglied des Aufsichtsrates
Erstentsendung: 01.01.2008
Vorsitzender des Arbeiterbetriebsrates der BÖHLER Edelstahl GmbH & Co KG,
Kapfenberg und Vorsitzender des Europäischen Betriebsrates der
BÖHLER-UDDEHOLM AG

Hans-Karl Schaller
Mitglied des Aufsichtsrates
Erstentsendung: 01.09.2005
Vorsitzender des Konzernbetriebsrates der voestalpine AG, Linz

Ing. Fritz Sulzbacher
Mitglied des Aufsichtsrates
Erstentsendung: 22.12.1993
Vorsitzender des Angestelltenbetriebsrates der voestalpine Stahl GmbH, Linz
Abgeordneter zum oberösterreichischen Landtag

Sämtliche Aufsichtsratsmandate der Kapitalvertreter enden mit Beendigung der Hauptversammlung der voestalpine AG, die über das Geschäftsjahr 2008/09 beschließt.

Mitglieder des Präsidialausschusses (gleichzeitig Nominierungs- und Vergütungsausschuss im Sinne des Corporate-Governance-Kodex) des Aufsichtsrates:

Dr. Joachim Lemppenau (Vorsitzender); Mag. Dr. Ludwig Scharinger (Stellvertretender Vorsitzender); Josef Kronister (bis 31.12.2007); Hans-Karl Schaller (ab 01.01.2008).

Mitglieder des Prüfungsausschusses des Aufsichtsrates:

Dr. Joachim Lemppenau (Vorsitzender); Mag. Dr. Ludwig Scharinger (Stellvertretender Vorsitzender); Dr. Franz Gasselsberger, MBA; Dr. Josef Krenner; Josef Kronister (bis 31.12.2007); Hans-Karl Schaller (ab 01.01.2008); Ing. Fritz Sulzbacher.

Anzahl der Sitzungen im Geschäftsjahr 2007/08: Aufsichtsrat – 6, Prüfungsausschuss – 3, Präsidialausschuss – 4

Der Vorstand der voestalpine AG



Mag. Dipl.-Ing. Robert Ottel, MBA
Mitglied des Vorstandes seit 2004

geboren 1967
Eintritt in das Unternehmen 1997

Leitung des Ressorts Finanzen

Zugeordnete Konzernfunktionen:
Bilanzen, Controlling, Konzerntreasury, Steuern, Managementinformationssysteme, Risikomanagement

Dipl.-Ing. Franz Hirschmanner
Mitglied des Vorstandes seit 2003

geboren 1953
Eintritt in das Unternehmen 1978

Leitung der Division Automotive

Zugeordnete Konzernfunktion:
F&E und Innovationsstrategie

Dkfm. Dr. Claus J. Raidl
Mitglied des Vorstandes seit 2007

geboren 1942
Vorsitzender des Vorstandes der BÖHLER-UDDEHOLM AG seit 1991

Leitung der Division Edelstahl



Dr. Wolfgang Eder
Vorsitzender des Vorstandes seit 2004

geboren 1952
Eintritt in das Unternehmen 1978
Mitglied des Vorstandes seit 1995

Leitung der Division Stahl

Zugeordnete Konzernfunktionen:
Konzernentwicklung, Corporate Human Resources, Recht und M&A, Konzernkommunikation und Marktauftritt, Investor Relations, Strategisches Umweltmanagement, Revision

Dipl.-Ing. Josef Mülner
Mitglied des Vorstandes seit 2003

geboren 1947
Eintritt in das Unternehmen 1974

Leitung der Division Bahnsysteme

Zugeordnete Konzernfunktion:
Beschaffungsstrategie einschließlich Rohstoffstrategie

Mag. Wolfgang Spreitzer
Mitglied des Vorstandes seit 2001

geboren 1951
Eintritt in das Unternehmen 1971

Leitung der Division Profilform

Zugeordnete Konzernfunktion:
Informationstechnologie

Sehr geehrte Damen und Herren,

im Geschäftsjahr 2007/08 – dem bisher erfolgreichsten in unserer Geschichte – hat der voestalpine-Konzern durch die Akquisition der BÖHLER-UDDEHOLM-Gruppe eine neue Dimension sowohl in Bezug auf die Unternehmensgröße als auch den Internationalisierungsgrad erreicht. Gleichzeitig können wir aus heutiger Sicht feststellen, dass die mit dieser Großakquisition verbundenen, ambitionierten Erwartungen – einerseits was das Ausmaß der Synergien und andererseits auch das Tempo der Integration betrifft – in der Realität sogar noch deutlich übertroffen wurden. Die BÖHLER-UDDEHOLM-Gruppe ist heute als Division Edelstahl voll in den voestalpine-Konzern integriert und hat schon im abgelaufenen Geschäftsjahr mit ihrer Ertragsstärke wesentlich zum neuerlichen Rekordergebnis beigetragen. Dass sich dies im „offiziellen" operativen Konzernergebnis – noch – nicht niederschlägt, ist auf die spezifischen Effekte der (in diesem Geschäftsbericht umfassend erläuterten) „Purchase Price Allocation" – kurz PPA – zurückzuführen.

Das mit der strategischen Neuausrichtung des Konzerns 2001/02 erklärte Ziel, nachhaltig wertsteigernd wachsen zu wollen, zu dem wir uns damals gegenüber unseren Kunden, Mitarbeitern und Aktionären verpflichtet haben, beinhaltet neben entsprechend ambitionierten Profitabilitätszielen vor allem das Erreichen der Markt-, Qualitäts- und Technologieführerschaft in den Kernsegmenten des Konzerns. Es erfüllt uns mit Freude und auch ein wenig mit Stolz, heute feststellen zu können, dass es uns in den letzten Jahren – und gerade auch BÖHLER-UDDEHOLM entspricht hervorragend diesem Anforderungsprofil – gelungen ist, das Versprechen von damals auch in die Realität umzusetzen.

Wir glauben, dass wir es in den vergangenen Jahren auch geschafft haben, profitables Wachstum mit Verantwortung, nachhaltigem Wirtschaften, Innovationsbereitschaft, Umweltbewusstsein und Engagement für die Mitarbeiter zu verbinden. Es ist für uns mehr als nur eine zeitgeistige Laune von PR-Beratern und Consultants, unserer Verantwortung als verlässlicher und berechenbarer Partner von Kunden, Mitarbeitern und Aktionären dauerhaft und ohne Einschränkungen nachzukommen. Die Erfüllung von Ankündigungen, Klarheit über die strategischen Ziele und der Mut zur Kommunikation auch unerfreulicher oder unpopulärer Ereignisse und Maßnahmen sowie Offenheit und Kalkulierbarkeit sind sowohl nach außen wie auch intern gegenüber den Mitarbeitern Grundanliegen unseres Selbstverständnisses.

Dies auch von jenen einzufordern, die für die Gestaltung der politischen, legistischen und wirtschaftlichen Rahmenbedingungen sowohl auf nationaler als auch auf europäischer Ebene verantwortlich sind, erscheint uns gerade im Hinblick auf anstehende, langfristig wirksame Wachstums- und Investitionsentscheidungen durchaus legitim. In diesem Zusammenhang geht es neben einer Reihe von anderen Bereichen einmal mehr um das Thema Umweltgesetzgebung, wo ganze europäische Industriesektoren auf rasche, klare und langfristig verlässliche Entscheidungen der Politik warten. Der voestalpine-Konzern hat sich stets für die Schonung der Umwelt sowie größtmögliche Rohstoff- und Energieeffizienz eingesetzt. Wir haben dabei immer auch Mittel und Wege gefunden, im Rahmen des technisch und ökonomisch Machbaren der Bedeutung des Schutzes unserer Umwelt gerecht zu werden – und genau dieser Anforderung hat sich auch die Politik zu stellen. Im globalen Vergleich überzogene ökologische Forderungen führen zu gravierenden Wettbewerbsnachteilen für große Teile der europäischen Industrie und damit auf längere Sicht zwangsläufig zu deren Abwanderung in Regionen mit weniger rigiden Umweltstandards. Die glo-

bale Konsequenz für die Umwelt wäre anstelle einer Entlastung eine zusätzliche Belastung, die Konsequenz für Europa ein Verlust von Millionen von Arbeitsplätzen in der Industrie sowie in der Wertschöpfungskette nachgelagerten Sektoren und damit ein Infragestellen des über sechs Jahrzehnte aufgebauten Wohlstands.

Alleine die Tatsache, dass die Klimadiskussion schon in unserem Einleitungsschreiben des vorjährigen Geschäftsberichtes ähnlich breiten Raum eingenommen hat wie heuer und sowohl die Ausgangslage als auch die Argumente mangels Entscheidungen – vor allem mangels alle Interessen ausgewogen berücksichtigender Entscheidungen – völlig ident mit dem Vorjahr sind, macht den enormen Handlungsbedarf der Politik auf allen Ebenen deutlich.

Nur zur Erinnerung: Es geht darum, auf Basis weltweit einheitlicher Standards für jeden Industriesektor ein Benchmark-System zu installieren, bei dem die umwelteffizientesten Unternehmen einer Branche durch entsprechende Gratiszertifikate von Abgaben freigestellt werden. Jene Unternehmen, denen die Umwelt kein besonderes Anliegen ist, wären – in Abstufungen – massiv zu pönalisieren, um sie auf diesem Wege zu einer entsprechenden Umwelt-„Aufrüstung" zu veranlassen. Im ersten Schritt könnte dieses System ab 2013 in Europa eingeführt und – im Sinne der „Bali-Beschlüsse" der Vereinten Nationen vom Dezember 2007 – ab 2020 weltweit in Geltung gesetzt werden.

Wir sind schon heute in gespannter Erwartung, ob wir diese Ausführungen im Geschäftsbericht 2009/10 zum vierten Mal wiederholen müssen oder ob sich die Politik in Europa bis dahin doch zu einer vernunftorientierten Entscheidung durchgerungen hat. Sie sollte sich nur über eines im Klaren sein: Auch geplante Investitionen haben in jeder Region ein Verfallsdatum und können nicht ad infinitum warten.

Linz, im Juni 2008

Der Vorstand

Wolfgang Eder	Franz Hirschmanner	Josef Mülner
Robert Ottel	Claus J. Raidl	Wolfgang Spreitzer

Meilensteine des Geschäftsjahres 2007/08[1]


04/2007


06/2007


09/2007

April 2007

Übernahmeangebot für BÖHLER-UDDEHOLM. Wie Ende März überraschend angekündigt, legt die voestalpine AG nach Erwerb eines 20,95%igen Aktienpakets von einer privaten Investorengruppe an alle übrigen Aktionäre der BÖHLER-UDDEHOLM AG ein öffentliches Übernahmeangebot.

Mai 2007

Umwelt 1 – Technologieführerschaft. Nach Erteilung der behördlichen Genehmigung für den Einsatz von Altkunststoffen im Hochofen A wird die voestalpine Stahl GmbH am Standort Linz künftig pro Jahr bis zu 220.000 Tonnen in Pelletsform aufbereitete Kunststoffe anstelle von Heizöl schwer und Koks verwenden und damit sowohl die Staub- als auch die CO_2- und SO_2-Emissionen weiter reduzieren. Damit wird dieses Verfahren in der Stahlindustrie weltweit erstmals im großindustriellen Maßstab angewandt.

Juni 2007

Übernahmeangebot für BÖHLER-UDDEHOLM erfolgreich. Die voestalpine AG macht die größte Akquisition eines österreichischen Unternehmens perfekt. Sie erwirbt im Rahmen des im April unterbreiteten Übernahmeangebots die Mehrheit an der BÖHLER-UDDEHOLM AG.

Umwelt 2 – EMAS-Auszeichnung. Die voestalpine Schienen GmbH wird nach 2005 bereits zum zweiten Mal mit dem österreichischen EMAS-Umweltpreis ausgezeichnet. Das „eco-management and audit scheme" bewertet Umweltmanagement und Umweltprüfung eines Unternehmens. Mit dem EMAS-Preis wurden in den letzten Jahren bereits mehrere Gesellschaften des Konzerns ausgezeichnet.

Juli 2007

Rekorddividende. Die Hauptversammlung der voestalpine AG beschließt, einen Betrag von insgesamt 234,8 Mio. EUR an die Aktionäre auszuschütten. Sie erhalten damit für das Geschäftsjahr 2006/07 1,45 EUR je Aktie, annähernd doppelt so viel wie im Jahr zuvor (0,78 EUR).

Auszeichnung für Arbeitssicherheit. Gleich zwei Unternehmen des voestalpine-Konzerns werden mit dem österreichischen „Staatspreis für Arbeitssicherheit 2007" ausgezeichnet. Es sind dies die voestalpine Stahl GmbH, Linz, und – bereits zum dritten Mal – die VAE Eisenbahnsysteme GmbH, Zeltweg.

August 2007

Start mit Rekordquartal. Der voestalpine-Konzern startet (noch ohne Berücksichtigung der BÖHLER-UDDEHOLM-Akquisition) mit einem gegenüber dem 1. Quartal des Vorjahres um 46 % höheren Ergebnis in das neue Geschäftsjahr. Die ersten drei Monate 2007/08 stellen damit das bis zu diesem Zeitpunkt beste Einzelquartal in der Unternehmensgeschichte dar.

September 2007

Ausbau der Marktpräsenz in Südosteuropa. Die Division Stahl baut ihre Präsenz in der Wachstumsregion Südosteuropa weiter aus. Nach der noch im vergangenen Geschäftsjahr erfolgten Eröffnung eines neuen Stahl Service Centers in Polen errichtet sie nun in Rumänien ein weiteres SSC. Der Produktionsbeginn am insgesamt bereits vierten Konzernstandort in Rumänien ist für das 1. Halbjahr 2009 geplant.


10/2007


12/2007


03/2008

Neue Division – neues Vorstandsmitglied. Ebenfalls im September bestellt der Aufsichtsrat der voestalpine AG Dkfm. Dr. Claus J. Raidl – zusätzlich zu seiner Funktion als Vorsitzender des Vorstandes der BÖHLER-UDDEHOLM AG – zum Vorstandsmitglied der voestalpine AG. Er nimmt hier die Leitung der neuen, mit 1. Juli 2007 voll konsolidierten Division Edelstahl wahr.

Oktober 2007

Markteinstieg in Südamerika. Mit einer Großakquisition in Brasilien baut der voestalpine-Konzern seine außereuropäischen Spezialprofilaktivitäten aus und vollzieht in diesem Bereich gleichzeitig den Markteinstieg in Südamerika. Die Division Profilform erwirbt mehrheitlich das Unternehmen Meincol Distribuidora de Aços S.A. in Caxias do Sul, das auf die Herstellung hochwertiger Rohr- und Profilerzeugnisse spezialisiert ist.

Umwelt 3 – „MEROS" als Meilenstein. Die voestalpine Stahl GmbH nimmt in Linz die weltweit modernste und umweltfreundlichste Abgasreinigung für Sinteranlagen in Betrieb. „MEROS" bewirkt eine 90%ige Verringerung der Emissionen im Sinterprozess. Das Unternehmen unterstreicht damit erneut die internationale Umwelt-Vorreiterrolle des voestalpine-Konzerns.

Hybridanleihe erfolgreich platziert. Zur teilweisen Refinanzierung der BÖHLER-UDDEHOLM-Übernahme begibt die voestalpine AG eine international viel beachtete Hybridanleihe mit einem Emissionsvolumen von 1 Mrd. EUR. Das Orderbuch ist nach wenigen Stunden mehrfach überzeichnet.

November 2007

Neue Dimensionen. Im 1. Halbjahr 2007/08 erzielt der voestalpine-Konzern ein neuerliches Rekordergebnis. Mit der erstmaligen Konsolidierung der Division Edelstahl (BÖHLER-UDDEHOLM-Gruppe) erreicht die Gruppe gleichzeitig neue Dimensionen bei Umsatz und Mitarbeitern.

Dezember 2007

Rekordauftrag. Die Division Stahl erhält für ihren Geschäftsbereich Grobblech den größten Einzelauftrag ihrer Geschichte. Dieser umfasst die Lieferung von rund 200.000 Tonnen hochwertigen Grobblechen, die zu Pipelinerohren für den anspruchsvollsten Abschnitt des „Nordstream"-Gasleitungsprojekts in der Ostsee verarbeitet werden.

Februar 2008

voestalpine weiterhin auf Erfolgskurs. Der voestalpine-Konzern legt den Bericht über die ersten drei Quartale des Geschäftsjahres 2007/08 vor und bestätigt mit deutlichen Umsatz- und Ergebniszuwächsen den Kurs auf ein neues Alltime-High für das Gesamtjahr.

Automotive Portfoliobereinigung. Im Februar erfolgt in der Division Automotive die Einleitung des Verkaufsprozesses für drei in der Herstellung von Kunststoffteilen tätige Gesellschaften sowie der Beschluss, den französischen Kleinpressteilehersteller Amstutz Levin & Cie. zu devestieren.

März 2008

Markteinstieg in Mittelamerika. Die Division Bahnsysteme schließt die mehrheitliche Übernahme des mexikanischen Weichenbauunternehmens DAMY Cambios de Vía, S.A. de C.V. ab.

[1] Ausführliche Informationen zu den einzelnen Ereignissen sind in den betreffenden Kapiteln des Lageberichts dargestellt.

Investor Relations

Kursverlauf der voestalpine-Aktie

Die Entwicklung der internationalen Börsen war seit dem Sommer 2007 von den Folgen der amerikanischen Subprime-Krise und der daraus resultierenden Unsicherheit über den weiteren Verlauf der Weltwirtschaft geprägt. Auf Grund von Rezessionsängsten gerieten die Börsen in die stärkste Abwärtsentwicklung seit dem Platzen der „dot.com"-Blase im Jahr 2000. Diesem Trend konnten sich – ungeachtet der guten realwirtschaftlichen Situation, einer positiven Gewinnentwicklung und eines nach wie vor stabilen konjunkturellen Branchenausblicks – auch die Aktien der meisten börsennotierten Industrieunternehmen nicht entziehen.

Der Kursverlauf der voestalpine-Aktie im Geschäftsjahr 2007/08 zeigt daher – erstmals seit vielen Jahren – eine sinkende und damit der Entwicklung der Fundamentaldaten des Unternehmens widersprechende Tendenz. Nach einem sehr dynamischen Start und einem neuen Alltime-High von 66,11 EUR am 12. Juli 2007 notierte die Aktie – nach einem Tiefststand von 38,60 EUR am 11. Februar 2008 – zum 31. März 2008 mit 44,00 EUR, was im Vergleich zum Beginn des Geschäftsjahres 2007/08 immer noch einem Kursrückgang um rund 17 % entspricht.

Im Frühjahr 2008 setzte jedoch ohne erkennbare nennenswerte Veränderung des konjunkturellen Umfeldes und der Unternehmensdaten – beides stellt sich seit Monaten stabil positiv dar – wieder eine Aufwärtsentwicklung des Kurses der voestalpine-Aktie ein. Dieser auch dem Gesamtmarkt entsprechende Trend ist offensichtlich von der Erwartung getrieben, dass die Subprime-Krise in ihren Auswirkungen zwischenzeitlich weitgehend abschätzbar geworden ist.

Erfolgreiche Platzierung der Hybridanleihe

Zur teilweisen Refinanzierung der BÖHLER-UDDEHOLM-Übernahme[1] begab die voestalpine AG im Oktober 2007 eine Hybridanleihe im Volumen von 1 Mrd. EUR. Diese Platzierung fand international nicht nur wegen der im Herbst vergangenen Jahres allgemein schwierigen Lage am Kapitalmarkt, sondern vor allem auch deshalb große Beachtung, weil es sich um die größte jemals von einem nicht gerateten Unternehmen begebene Hybridanleihe handelte.

Der Emissionskurs betrug 99,465 %. Die Hybridanleihe ist nachrangig und stellt daher gemäß IFRS Eigenkapital dar. Sie wird mit einem Kupon von 7,125 % p. a. für die ersten sieben Jahre, danach mit dem 3-Monats-Euribor +5,05 % (einschließlich eines Aufschlags von 2,5 %) verzinst.

Aktienrückkaufprogramm

Basierend auf der Ermächtigung durch die Hauptversammlung der voestalpine AG vom 4. Juli 2007 hat der Vorstand am 11. Dezember 2007 die Fortsetzung des Rückkaufs von eigenen Aktien des Unternehmens für das Jahr 2008 beschlossen. Damit wurde das seit Oktober 2006 bestehende und ursprünglich bis Ende 2007 laufende Aktienrückkaufprogramm verlängert. Der Rückkauf eigener

[1] Siehe dazu auch den betreffenden Abschnitt im Kapitel „Akquisitionen und Devestitionen".

voestalpine AG im Vergleich zu internationalen Indizes


Geschäftsjahr 2007/08
Veränderung in %
voestalpine
ATX
STOXX Index (Europa)
DJ Industrial Index
130
120
110
100
90
80
70
1. April 2007
31. März 2008

Beteiligungsstruktur

Die Beteiligungsverhältnisse an der voestalpine AG stellen sich wie folgt dar (indikativ; Stand Mai 2008):


10,8 %
Mitarbeiterbeteiligung
42,0 %
Österreich
2,0 %
Frankreich
2,0 %
Beneluxstaaten
3,2 %
Übrige Welt
15,0 %
Nordamerika
15,0 %
Großbritannien, Irland
5,0 %
Deutschland
5,0 %
Übriges Europa

Größte Einzelaktionäre

Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG	> 15 %
Mitarbeiterstiftung	10,8 %
Oberbank AG	> 5 %
AXA Group	> 5 %

Aktien erfolgt zur allfälligen Bedienung von Mitarbeiterbeteiligungs- und Stock-Option-Programmen des Konzerns sowie zur Bedienung der im Juli 2005 begebenen Wandelschuldverschreibung.

Im Geschäftsjahr 2007/08 wurden insgesamt 4.674.144 Aktien im Wert von rund 262 Mio. EUR zurückgekauft.

Wandelschuldverschreibung 2005

Im Rahmen dieser Wandelschuldverschreibung haben im vergangenen Geschäftsjahr weitere Inhaber von der Ausübung ihres Wandlungsrechtes Gebrauch gemacht, das zum einen mit eigenen Aktien und zum anderen mit Aktien aus dem „bedingten Kapital" bedient wurde. Letzteres machte eine Kapitalerhöhung im Ausmaß von rund 3,8 % des Grundkapitals notwendig. Insgesamt befanden sich zum 31. März 2008 noch 28,6 % der Wandelschuldverschreibung im Umlauf.

Eigentümerstruktur

Gegenüber dem Vorjahr hat sich der Anteil der nordamerikanischen Aktionäre an der voestalpine AG – wohl als Folge der Subprime-Krise – deutlich verringert. Kompensiert wurde dieser Rückgang im Wesentlichen von kontinentaleuropäischen Investoren, vornehmlich aus Skandinavien, der Schweiz und Italien, deren Anteil an der voestalpine AG sich gegenüber dem Geschäftsjahr 2006/07 entsprechend erhöht hat.

Informationen zur Aktie

Analysen über die voestalpine AG werden derzeit von folgenden Investmentbanken/Instituten erstellt:

- BHF-BANK, Frankfurt
- Cantor Fitzgerald, London
- Credit Suisse, London
- Deutsche Bank, Wien/London
- Erste Bank, Wien
- Exane BNP Paribas, Paris
- Goldman Sachs, London
- HSBC, London
- JP Morgan, London
- Morgan Stanley, London
- Nord LB, Frankfurt
- Raiffeisen Centrobank, Wien
- Sal. Oppenheim, Frankfurt
- Steubing AG, Frankfurt
- UBS, London
- UniCredit CAIB, Wien

Aktiennominale	298.756.264,42 EUR, zerlegt in 164.439.033 Stückaktien
	Stand der Aktien im Eigenbesitz zum 31. März 2008: 5.203.295 Stk.
Aktiengattung	Stammaktien lautend auf Inhaber
Wertpapierkennnummer	93750 (Börse Wien)
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

Aktiengattung

Börsenhöchstkurs April 2007 bis März 2008	66,11 EUR
Börsentiefstkurs April 2007 bis März 2008	38,60 EUR
Kurs zum 31. März 2008	44,00 EUR
Börsenkapitalisierung zum **31. März 2008***	7.006.372.472 EUR

* Basis: Gesamtaktienanzahl abzüglich rückgekaufter Aktien.

Geschäftsjahr 2007/08

Gewinn/Aktie	4,69 EUR
Dividende/Aktie	2,1 EUR*
Buchwert/Aktie	25,34 EUR

* Gemäß Vorschlag an die Hauptversammlung

Terminvorschau 2008/09

Hauptversammlung	2. Juli 2008
Ex-Dividenden-Tag	7. Juli 2008
Dividenden-Zahltag	14. Juli 2008
Aktionärsbrief zum Verlauf des 1. Quartals 2008/09	27. August 2008
Aktionärsbrief zum Verlauf des 1. Halbjahres 2008/09	20. November 2008
Aktionärsbrief zum Verlauf des 3. Quartals 2008/09	25. Februar 2009
Geschäftsbericht 2008/09	4. Juni 2009
Hauptversammlung	1. Juli 2009

Corporate Governance

Mit Oktober 2002 hat der Österreichische Corporate Governance-Kodex Gültigkeit erlangt. Darin wird österreichischen Aktiengesellschaften ein Ordnungsrahmen für die Führung und Überwachung des Unternehmens zur Verfügung gestellt.

Der Kodex verfolgt das Ziel einer verantwortlichen, auf nachhaltige und langfristige Wertschaffung ausgerichteten Leitung und Kontrolle von Gesellschaften und Konzernen. Damit soll ein hohes Maß an Transparenz für alle Stakeholder des Unternehmens erreicht werden.

Grundlage des Kodex sind die Vorschriften des österreichischen Aktien-, Börse- und Kapitalmarktrechtes sowie in ihren Grundsätzen die OECD-Richtlinien für Corporate Governance. Er wurde seit 2002 mehrmals überarbeitet, die letzte Änderung erfolgte im Juni 2007.

Der Kodex erlangt Geltung durch freiwillige Selbstverpflichtung der Unternehmen. Vorstand und Aufsichtsrat der voestalpine AG haben bereits im Jahr 2003 die Anerkennung des Corporate Governance-Kodex beschlossen und auch die zwischenzeitig erfolgten Regeländerungen umgesetzt. Die voestalpine AG bekennt sich somit zur Einhaltung des Österreichischen Corporate Governance-Kodex in der Fassung 2007, auf die sich auch in diesem Geschäftsbericht enthaltene Verweise beziehen.

Neben den verbindlich einzuhaltenden „L-Regeln"[1] werden auch die C-Regeln des Kodex mit einer einzigen Ausnahme eingehalten: Entgegen der Regel 57 enthalten weder die Satzung noch die Geschäftsordnung eine Altersgrenze für die Nominierung von Aufsichtsratsmitgliedern der Gesellschaft.

Zu Regel 49 des Kodex hat der Aufsichtsrat im Geschäftsjahr 2007/08 der Tätigkeit der Kanzlei Binder Grösswang Rechtsanwälte, bei der das Aufsichtsratsmitglied Dr. Michael Kutschera als Partner tätig ist, als Rechtsberater der voestalpine AG für Fragen im Zusammenhang mit dem Übernahmerecht und für das Übernahmeangebot für die BÖHLER-UDDEHOLM AG, für die Begebung einer Hybridanleihe, eines Senior Bond und anderen Transaktionen zur Refinanzierung der Übernahme der BÖHLER-UDDEHOLM AG, für das Gesellschafterausschlussverfahren bei der BÖHLER-UDDEHOLM AG sowie für diverse Einzelfragen zugestimmt. Die Abrechnung dieser Mandate erfolgte zu den jeweils geltenden

[1] Im Corporate Governance-Kodex sind folgende Regeln vorgesehen: „L-Regeln" (= Legal), das sind gesetzlich vorgeschriebene Maßnahmen; „C-Regeln" (Comply or Explain) müssen im Falle der Nichteinhaltung begründet werden; „R-Regeln" (Recommandations) haben nur Empfehlungscharakter, werden aber im Falle der voestalpine AG ebenfalls weitestgehend befolgt.

allgemeinen Stundensätzen der Kanzlei Binder Grösswang Rechtsanwälte. Diese betrugen zwischen 200 und 420 EUR je Stunde. Das Gesamtvolumen der im Geschäftsjahr 2007/08 für die Kanzlei Binder Grösswang Rechtsanwälte angefallenen Honorare betrug netto 645.321,08 EUR.

Sämtliche von der Hauptversammlung gewählten Mitglieder des Aufsichtsrates haben bestätigt, dass sie sich auf der Grundlage der vom Aufsichtsrat festgelegten Kriterien als unabhängig betrachten (Regel 53). Die vom Aufsichtsrat festgelegten Kriterien für die Unabhängigkeit sind auf der Homepage www.voestalpine.com einsehbar. Zudem sind mit Ausnahme der Herren Dr. Ludwig Scharinger, der den Anteilseigner Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG vertritt, und Mag. Dr. Josef Peischer, der die voestalpine – Arbeitnehmer-Privatstiftung (Mitarbeiterbeteiligung) vertritt, sämtliche von der Hauptversammlung gewählten Mitglieder des Aufsichtsrates solche Mitglieder, die nicht Anteilseigner mit einer Beteiligung von mehr als 10 % sind oder Interessen solcher Anteilseigner vertreten (Regel 54).

Der Corporate Governance-Kodex sieht eine regelmäßige externe Evaluierung der Einhaltung des Kodex durch das Unternehmen vor. Diese wurde im Zuge der Prüfung des Jahresabschlusses 2007/08 durch den Wirtschaftsprüfer des Konzerns durchgeführt. Als Ergebnis der Evaluierung hat der Prüfer festgestellt, dass die von der voestalpine AG abgegebene Erklärung zur Einhaltung des Corporate Governance-Kodex in der Fassung 2007 unter Berücksichtigung des in der Erklärung enthaltenen Vorbehalts den tatsächlichen Gegebenheiten entspricht.

- Der Prüfbericht der externen Evaluierung ist auf der Website www.voestalpine.com einsehbar.

Stärken verbinden und Perspektiven erweitern, um zwei führende Unternehmen gemeinsam noch erfolgreicher zu machen. Mit der Integration von BÖHLER-UDDEHOLM erreicht der voestalpine-Konzern nicht nur neue Dimensionen in der Unternehmensgröße, sondern baut gleichzeitig auf den wichtigsten Weltmärkten seine Position als innovativer und qualitativ führender Nischenplayer aus.

Bericht des Vorstandes

Lagebericht 2007/08

Dieser Lagebericht stellt den Konzernlagebericht dar, da von der Bestimmung des § 267 (4) UGB Gebrauch gemacht wird und der Lagebericht der voestalpine AG sowie der Konzernlagebericht zusammengefasst werden.

Wirtschaftliches Umfeld

Anhaltend gute konjunkturelle Entwicklung

Die globale Konjunkturentwicklung stellte sich über den gesamten Verlauf des Geschäftsjahres 2007/08 stabil positiv dar. Neben den anhaltend hohen Wachstumsraten in Asien und Südamerika schloss auch die Europäische Union (EU-27) als für den voestalpine-Konzern wichtigster Wirtschaftsraum mit einer Wachstumsrate von nahezu 3 % an die Dynamik des Vorjahres an. Innerhalb der EU erreichten die zwölf jungen Mitgliedsstaaten Zentral- und Osteuropas mit einer Steigerung des Bruttoinlandsprodukts um rund 6 % das beeindruckendste Wirtschaftswachstum.

Gestiegene Nachfrage aus den wichtigsten Kundenbranchen

Die Entwicklung der für den voestalpine-Konzern entscheidenden Kundenbranchen entsprach im Wesentlichen dem gesamtwirtschaftlichen Trend. Aus allen für die Unternehmensgruppe wesentlichen Abnehmersegmenten wurde eine gegenüber dem Vorjahr weiter steigende Nachfrage verzeichnet.

In den, gemessen am Gesamtumsatz, wichtigsten Branchen ergab sich im Einzelnen folgendes Bild: Die europäische *Automobilindustrie*, insbesondere das für den voestalpine-Konzern maßgebliche Premiumsegment, wies im vergangenen Jahr erhebliche Produktions- und Absatzsteigerungen aus. Nicht zuletzt auch durch den Aufbau neuer Kapazitäten in Zentral- und Osteuropa erhöhte sich gegenüber dem Vorjahr vor allem der Bedarf an hochwertigem Stahlband (Division Stahl), Qualitätsdraht (Division Bahnsysteme), automotiven Spezialprofilen (Division Profilform), lasergeschweißten Platinen, Sicherheitsteilen und Präzisrohren (Division Automotive) sowie Spezial- und Werkzeugstählen (Divi-sion Edelstahl) deutlich.

Anhaltend dynamisch präsentierten sich auch die *Nutzfahrzeugindustrie* und der *Landmaschinenbau*, die vor allem für die Division Profilform, welche vorwiegend europäische und nordamerikanische Kunden in diesem Segment beliefert, und für den Geschäftsbereich Welding Consumables der Division Edelstahl wichtige Branchen darstellen.

Weiterhin expansiv entwickelte sich auch das Geschäftsvolumen mit der *Hausgeräteindustrie*, die seit Jahren kontinuierlich neue Kapazitäten in Osteuropa aufbaut und für die Division Stahl ein wesentlicher Treiber der weiter steigenden Nachfrage nach beschichteten Blechen ist.

Umsatz des voestalpine-Konzerns

Mio. EUR


4.616,3
5.779,1
6.230,6
6.943,8
10.481,2
2003/04
2004/05
2005/06
2006/07
2007/08

Im Bereich der *Eisenbahninfrastruktur* verstärkte sich die Dynamik sowohl im gesamten europäischen Raum als auch in den Wachstumsregionen Asiens, in Australien und Südafrika sowie in Nord- und Südamerika weiter. Die forcierten Investitionsprogramme in den Ausbau bzw. die Neuerrichtung von Bahnstrecken, teilweise auch getrieben durch die Erschließung neuer Rohstoffkapazitäten, führten zu einer hervorragenden Nachfrageentwicklung in den beiden Geschäftsbereichen Schienentechnik und Weichentechnik der Division Bahnsysteme.

Unter Konjunkturaspekten hervorzuheben ist – wie schon in den Jahren zuvor – auch für das abgelaufene Geschäftsjahr der gesamte *Energiebereich* (einschließlich Erdöl-/Erdgasförderung, Energieerzeugung, Petrochemie und Kraftwerksanlagenbau). Der anhaltende Boom, vor allem auf Grund der forcierten Realisierung neuer Pipelineprojekte und des Ausbaus der Kraftwerkskapazitäten, führte zu einer nochmals gestiegenen Nachfrage aus diesem Kundensegment. Das Produktspektrum der voestalpine-Gruppe reicht dabei von Grobblechen, insbesondere für technologisch an-

Umsatz nach Divisionen

in % des Gruppenumsatzes
Geschäftsjahr 2007/08


25 %
Edelstahl
36 %
Stahl
20 %
Bahnsysteme
10 %
Profilform
9 %
Automotive

Umsatz nach Branchen

in % des Gruppenumsatzes
Geschäftsjahr 2007/08


6 %
Haushaltsgeräte
10 %
Sonstige
13 %
Energie
17 %
Maschinen- und Stahlbau
27 %
Automobil
13 %
Bau
12 %
Bahnsysteme
2 %
Förder- und Lagertechnik

Umsatz nach Regionen

in % des Gruppenumsatzes
Geschäftsjahr 2007/08


8 %
Italien
12 %
Österreich
7 %
Asien
7 %
Nordamerika
4 %
Großbritannien
28 %
Deutschland
6 %
Übrige Welt
18 %
Übriges Europa
5 %
Beneluxstaaten
5 %
Frankreich

spruchsvollste Pipeline-Offshore-Projekte und den Kesselbau sowie anspruchsvollste Gießereiprodukte (Division Stahl), über Spezialstähle und höchstwertige Komponenten für den Turbinenbau und die petrochemische Industrie (Division Edelstahl) bis hin zu hochqualitativen Nahtlosrohren für die Erdölförderung (Division Bahnsysteme).

Ebenfalls für eine Vielzahl von Geschäftsbereichen des Konzerns von Bedeutung waren im Geschäftsjahr 2007/08:

- die sehr dynamische Konjunktur in der *Bau- und Bauzulieferindustrie*
- die starke – überwiegend exportgetriebene – Entwicklung im *Stahl- und Maschinenbau*
- der weltweit boomende Bereich *Logistik und Lagertechnik* sowie
- die anhaltend starke Nachfrage in der *Flugzeugindustrie*.

(Das Marktumfeld der einzelnen Divisionen wird in den angeschlossenen Segmentberichten ausführlicher dargestellt.)

Auf konzernaler Ebene geringe Auswirkungen der Dollarschwäche

Ein differenziertes Bild ergab sich im Zusammenhang mit der anhaltenden Dollarschwäche gegenüber dem Euro und auch anderen Währungen. Auf Konzernebene resultierten daraus insgesamt keine nennenswerten Auswirkungen, da die Nachteile bei Direktexporten in die USA durch die teilweise Fakturierung von Rohstoffen in US-Dollar ausgeglichen wurden und ein hoher Anteil des Nordamerikageschäftes darüber hinaus direkt aus Produktionsniederlassungen stammt. Einzelne Konzernunternehmen – etwa aus der Division Edelstahl –, die von europäischen Standorten oder auch von Brasilien aus nach Nordamerika exportieren, waren allerdings doch spürbar von der verschärften Wechselkursproblematik betroffen; die Dollarschwäche und eine gleichzeitig verschärfte Konkurrenzsituation im Geschäftsbereich Nahtlosrohr waren auch die Gründe für ein leicht rückläufiges Ergebnis in der Division Bahnsysteme.

Geschäftsverlauf des voestalpine-Konzerns[1,2]

Im Geschäftsjahr 2007/08 – dem bisher mit Abstand erfolgreichsten seit Bestehen des Konzerns – erreichte die voestalpine-Gruppe neue Dimensionen bei Umsatz, Ergebnis und Mitarbeitern. Selbst unter Berücksichtigung der Auswirkungen der Purchase Price Allocation (PPA) im Zusammenhang mit dem Erwerb von BÖHLER-UDDEHOLM (Division Edelstahl) weist der Konzern gegenüber dem Vorjahr neuerliche Steigerungen bei EBIT und EBITDA aus.

Neben einem weiteren Umsatzanstieg konnte das operative Ergebnis zum bereits sechsten Mal hintereinander deutlich verbessert werden, was vor allem auf eine weitere Performancesteigerung in den Divisionen Stahl, Profilform und Automotive getragen wurde.

Umsatzanstieg um 50,9 % auf erstmals über 10 Mrd. EUR

Die *Umsatzerlöse* des voestalpine-Konzerns erhöhten sich um 50,9 % von 6.943,8 Mio. EUR auf 10.481,2 Mio. EUR und überstiegen damit erstmals die 10-Mrd.-EUR-Marke. Neben dem Umsatzbeitrag der seit 1. Juli 2007 (und damit für neun Monate)

[1] Vorjahreswerte für voestalpine-Konzern und Division Automotive rückwirkend angepasst.
[2] Siehe dazu auch die Erläuterungen zur Purchase Price Allocation (PPA) auf der Umschlaginnenseite.

EBITDA – Ergebnis der betrieblichen Tätigkeit vor Abschreibungen

Mio. EUR

* vor PPA


557,9
887,7
1.079,0
1.358,6
1.836,5
1.968,5*
2003/04
2004/05
2005/06
2006/07
2007/08

konsolidierten Division Edelstahl (2.758,5 Mio. EUR) waren für diese Entwicklung auch Zuwächse in allen bisherigen Divisionen verantwortlich. Die deutlichste Umsatzausweitung gegenüber dem Vorjahr verzeichnete die Division Automotive, die ihre Erlöse hauptsächlich akquisitionsbedingt, aber auch durch produktionswirksam gewordene Investitionen der Vergangenheit um ein Drittel erhöhen konnte. Mit einem Plus von 17,5 % lag auch die Division Profilform, unterstützt vor allem durch die Ausweitung der Geschäftstätigkeit in Nord- und Südamerika, ebenfalls deutlich über ihrem Vorjahreswert, während die Divisionen Stahl und Bahnsysteme ihre Umsätze jeweils – im Wesentlichen durch wirksam gewordene Investitionen – um etwas mehr als 7 % steigern konnten. Der akquisitionsbedingte Umsatzanstieg belief sich im Geschäftsjahr 2007/08 in Summe auf etwas mehr als 3,1 Mrd. EUR.

Weiterer Ausbau des Verarbeitungsanteils

Die Übernahme der BÖHLER-UDDEHOLM-Gruppe hat im Geschäftsjahr 2007/08 auch zu einer Erhöhung der *Verarbeitungsaktivitäten* am Gesamtumsatz des Konzerns geführt. Dieser stieg von 51 % im Vorjahr auf nunmehr 54 % und nähert sich somit weiter dem anlässlich der strategischen Neuausrichtung der voestalpine-Gruppe im Geschäftsjahr 2001/02 für 2010 angestrebten Zielwert von 60 % an.

Exportquote erneut angestiegen

Die *Exportquote* stieg im Geschäftsjahr 2007/08 von 84 % auf 88 %; mit Abstand wichtigster Markt blieb Europa, wo insgesamt 80 % des Konzernumsatzes erzielt wurden. Deutschland und Italien stellten unverändert die beiden größten Einzelexportmärkte dar. Die neuerliche Steigerung des Auslandsanteils spiegelt neben der Erstkonsolidierung der sehr exportorientierten Division Edelstahl auch die seit Jahren konsequent verfolgte Internationalisierung des Konzerns und dessen Ausrichtung auf kundennahe, lokale Fertigungen anspruchsvoller Produkte insbesondere in langfristigen Wachstumsregionen wider.

EBITDA um 44,9 % auf 1.968 Mio. EUR verbessert

In der *Ergebnisentwicklung* des voestalpine-Konzerns setzte sich im abgelaufenen Ge-

EBIT – Ergebnis der betrieblichen Tätigkeit

Mio. EUR

* vor PPA


243,7
552,5
724,1
1.011,4
1.152,6
1.503,0*
2003/04
2004/05
2005/06
2006/07
2007/08

schäftsjahr der erfreuliche Trend der Vorjahre fort. So erhöhte sich das *EBITDA* (Ergebnis der betrieblichen Tätigkeit vor Abschreibungen und Amortisation) vor Berücksichtigung der (rein buchmäßigen) Effekte der PPA um 44,9 % von 1.358,6 Mio. EUR auf 1.968,5 Mio. EUR bzw. selbst nach Berücksichtigung der PPA auf immer noch 1.836,5 Mio. EUR.

Hervorzuheben ist hier vor allem die Verbesserung um 36,4 % in der Division Automotive bzw. um 22,4 % in der Division Stahl. Mit einer Erhöhung um 7,8 % lag auch die Division Profilform klar über ihrem Vorjahreswert. Einen leichten Rückgang (um 5,2 %) gab es hingegen in der Division Bahnsysteme, der hauptsächlich in der ungünstigen Euro-/US-Dollar-Relation und in einem etwas schwächeren wirtschaftlichen Umfeld im Geschäftsbereich Nahtlosrohr begründet lag.

Die *EBITDA-Marge* des voestalpine-Konzerns reduzierte sich im Geschäftsjahr 2007/08 von 19,6 % auf 18,8 % vor bzw. 17,5 % nach PPA. Das EBITDA der Division Edelstahl lag in den neun Monaten der Konzernzugehörigkeit bei 438,8 Mio. EUR vor bzw. 306,8 Mio. EUR nach PPA. Die EBITDA-Marge betrug 15,9 % vor PPA bzw. 11,1 % nach PPA. Der leichte Rückgang vor PPA ist im Wesentlichen auf die im Vergleich zum voestalpine-Konzern geringfügig schwächere EBITDA-Marge von BÖHLER-UDDEHOLM zurückzuführen. Die Divisionen Stahl (Anstieg von 19,8 auf 22,6 %) und Automotive (Anstieg von 11,8 auf 12,1 %) konnten ihre Vorjahreswerte nochmals übertreffen, wogegen der Rückgang in den Divisionen Bahnsysteme (von 20,7 auf 18,2 %) und Profilform (von 17,9 auf 16,4 %) in hohem Maße durch die gestiegenen Rohstoff- und Vormaterialpreise bedingt ist.

Operatives Ergebnis um 48,6 % auf 1.503 Mio. EUR gestiegen

Das unbeeinflusste *EBIT* (Ergebnis der betrieblichen Tätigkeit) des Konzerns erhöhte sich gegenüber dem Vorjahr um 48,6 % von 1.011,4 Mio. EUR auf 1.503,0 Mio. EUR. Durch Anwendung der PPA verringert sich der Anstieg allerdings auf 1.152,6 Mio. EUR. Die *EBIT-Marge* für das Geschäftsjahr 2007/08 lag mit 14,3 % vor PPA bzw. 11,0 % nach PPA unter dem Vorjahreswert von

Ergebnis nach Steuern

Mio. EUR

* vor PPA


130,5
323,5
525,9
764,9
751,9
1.003,6*
2003/04
2004/05
2005/06
2006/07
2007/08

Nettofinanzverschuldung, Eigenkapital, Gearing

Mio. EUR


Nettofinanzverschuldung
Eigenkapital
Gearing (in %)
1.853,2
34,3
2.124,7
32,2
2.547,3
14,8
2.882,3
18,3
3.571,7
4.289,3
83,3
2003/04
2004/05
2005/06
2006/07
2007/08

Gewinn je Aktie

EUR


0,86
2,36
3,25
4,76
4,69
2003/04
2004/05
2005/06
2006/07
2007/08

14,6 %. Wie auch beim EBITDA ist der Rückgang vor PPA auf das etwas schwächere Margenprofil von BÖHLER-UDDEHOLM im Vergleich zum voestalpine-Konzern zurückzuführen.

Das EBIT der Division Edelstahl für neun Monate lag ohne Berücksichtigung der PPA bei 356,2 Mio. EUR. Auf Grund der buchtechnischen Effekte der PPA wird im Konzernabschluss der voestalpine AG für die Division Edelstahl jedoch lediglich ein EBIT von 5,8 Mio. EUR ausgewiesen.

Mit Ausnahme der Division Bahnsysteme, die – wie auch beim EBITDA – einen leichten Rückgang von 337,5 Mio. EUR auf 315,3 Mio. EUR verzeichnete, konnten alle übrigen Divisionen des voestalpine-Konzerns ihr operatives Ergebnis gegenüber dem Vorjahr deutlich und auf durchwegs neue Rekordwerte steigern. Hervorzuheben ist dabei die Ergebnisentwicklung der Division Automotive mit einem Anstieg des EBIT um 46,1 % von 41,2 Mio. EUR auf 60,2 Mio. EUR. Hintergrund dafür ist neben neuen, akquisitionsbedingten Ergebnisbeiträgen vor allem die konsequente Portfoliostraffung in der Division. Auf Grund eines hervorragenden Geschäftsverlaufs lag die Division Stahl mit einer Verbesserung um 25,8 % ebenfalls deutlich über ihrem Vorjahresergebnis, und um 9,0 % verbessert stellt sich auch das EBIT der Division Profilform dar.

Mit einer von 14,8 % auf 17,4 % gestiegenen EBIT-Marge war die Division Stahl im abgelaufenen Geschäftsjahr der profitabelste Bereich des voestalpine-Konzerns. Die EBIT-Marge der Division Bahnsysteme blieb mit 14,3 % (nach zuletzt 16,4 %) zwar ebenso wie jene der Division Profilform mit 13,9 % (2006/07: 15,0 %) etwas unter dem Vorjahreswert, aber immer noch auf sehr hohem Niveau. Die EBIT-Marge der Division Edelstahl betrug 12,9 % vor PPA bzw. 0,2 % nach PPA.
Mit 6,4 % lag die EBIT-Marge der Division Automotive erstmals seit der Gründung im Jahr 2001 über der 6 %-Marke und erreichte somit auch im Branchenvergleich der Automobilzulieferindustrie einen sehr guten Wert.

Im Geschäftsjahr 2007/08 wurden – zusätzlich zur seit 1. Juli 2007 konsolidierten Division Edelstahl – Umsatz, Ergebnis und Mitarbeiter folgender Unternehmen erst-

Dividende je Aktie

EUR

* Gemäß Vorschlag an die Hauptversammlung


0,40
0,53
0,78
1,45
2,1*
2003/04
2004/05
2005/06
2006/07
2007/08

mals, und zwar über eine Periode von zwölf Monaten, konsolidiert: Gutbrod Stanz- und Umformtechnik GmbH, Gutbrod Schmölln GmbH, voestalpine Hügel GmbH & Co. KG sowie die Unternehmensgruppe Dancke (jeweils Deutschland, Division Automotive). Weiters wurden die in der Division Profilform erworbenen Unternehmen Sharon Custom Metal Forming Inc. (USA) und Meincol Distribuidora de Aços S.A. (Brasilien) mit 1. Jänner 2008 erstkonsolidiert.

Hervorragender Geschäftsverlauf in allen Divisionen

Die erfreuliche Umsatz- und Ergebnisentwicklung ist auf einen – abgesehen von Einzelsegmenten – allgemein sehr guten Geschäftsverlauf in sämtlichen Divisionen zurückzuführen und spiegelt neben deutlich gestiegenen Absatzmengen auch ein tendenziell über dem Vorjahr liegendes Erlösniveau wider. Auf Grund des guten allgemeinen Konjunkturverlaufs und der starken Marktposition der voestalpine-Gruppe in ihren Kernsegmenten konnten vor allem die erneuten Steigerungen bei den Rohstoffkosten praktisch zur Gänze an den Markt weitergegeben werden.

Jahresüberschuss um 31,2 % gestiegen

Auf Grund des deutlich verbesserten operativen Ergebnisses lagen 2007/08 vor Berücksichtigung der PPA auch das *Ergebnis vor Steuern* mit einem Anstieg um 36,2 % von 976,4 Mio. EUR auf 1.330,0 Mio. EUR und der *Jahresüberschuss* (Ergebnis nach Steuern), der sich gegenüber 2006/07 um 31,2 % von 764,9 Mio. EUR auf 1.003,6 Mio. EUR erhöhte, über den Vorjahreswerten. Durch die Effekte der PPA und die gestiegenen Finanzierungsaufwendungen liegt das Ergebnis vor Steuern mit 979,6 Mio. EUR (2006/07: 976,4 Mio. EUR) nur leicht über bzw. der Jahresüberschuss mit 751,9 Mio. EUR (2006/07: 764,9 Mio. EUR) geringfügig unter dem Vorjahresniveau.

Die *Steuerquote* betrug im abgelaufenen Geschäftsjahr 20,7 % gegenüber 22,7 % im Jahr davor.

Das *Eigenkapital* des voestalpine-Konzerns erhöhte sich 2007/08 um 48,8 % von 2.882,3 Mio. EUR auf 4.289,3 Mio. EUR. Dieser Anstieg ist überwiegend durch die im Oktober 2007 zur Refinanzierung der BÖHLER-UDDEHOLM-Übernahme emittierte Hybridanleihe mit einem Volumen von 1 Mrd. EUR bedingt, welche im 3. Quartal des Geschäftsjahres gemäß IAS 32 (Eigenkapitalcharakter von derartigen Anleihen) wirksam wurde. Die *Nettofinanzverschuldung* erhöhte sich auf Grund der über die Hybridanleihe hinausgehenden Finanzierungserfordernisse der BÖHLER-UDDEHOLM-Akquisition von 526,2 Mio. EUR auf 3.571,7 Mio. EUR. Zum Ende des Geschäftsjahres 2007/08 ergab sich somit eine *Gearing Ratio* (Nettofinanzverschuldung in Prozent des Eigenkapitals) von 83,3 % (Vorjahr: 18,3 %).

Gewinn mit 4,69 EUR je Aktie annähernd auf Vorjahresniveau

Der *Gewinn je Aktie* für das Geschäftsjahr 2007/08 beträgt 4,69 EUR. Trotz des (rein buchtechnischen) PPA-Effekts der BÖHLER-UDDEHOLM-Akquisition und erhöhter Aufwendungen zur Kaufpreisfinanzierung konnte er damit nahezu auf Vorjahresniveau (4,76 EUR) gehalten werden.

Dividendenvorschlag von 2,1 EUR

Vorbehaltlich der Zustimmung der am 2. Juli 2008 stattfindenden ordentlichen Hauptversammlung der voestalpine AG wird an die Aktionäre für das Geschäftsjahr 2007/08 eine *Dividende* von 2,1 EUR je Aktie ausgeschüttet. Dies stellt gemessen am

durchschnittlichen Börsenkurs im Geschäftsjahr 2007/08 von 52,59 EUR eine Dividendenrendite von 4,0 % dar. Die vorgeschlagene Dividende liegt um 44,8 % über jener des Vorjahres (1,45 EUR je Aktie). Die Dividendenzahlungen der voestalpine AG an ihre Aktionäre haben sich in den vergangenen Jahren kontinuierlich von 0,40 EUR je Aktie (GJ 2003/04) auf 2,1 EUR je Aktie (Vorschlag an die Hauptversammlung für das GJ 2007/08) erhöht. Diese Entwicklung untermauert die konsequente Dividendenpolitik von Vorstand und Aufsichtsrat, der das Ziel einer mindestens vierprozentigen Verzinsung des eingesetzten Kapitals (gemessen am Durchschnittskurs des jeweiligen Geschäftsjahres) zugrunde liegt.

Zusätzlich zu den Dividendenzahlungen flossen im abgelaufenen Geschäftsjahr durch den Rückkauf eigener Aktien weitere 192 Mio. EUR an den Kapitalmarkt.

Rekord-Rohstahlproduktion von erstmals über 7 Mio. Tonnen

Die Gesamt-Rohstahlproduktion des voestalpine-Konzerns belief sich im Geschäftsjahr 2007/08 auf 7,6 Mio. Tonnen. Die Steigerung um 13,4 % gegenüber dem Vorjahr (6,7 Mio. Tonnen) resultiert sowohl aus der erstmaligen Einrechnung der Division Edelstahl (knapp 0,7 Mio. Tonnen) als auch aus einem Produktionsanstieg am Standort Linz (Division Stahl) um 5,9 % von 5,1 Mio. Tonnen auf 5,4 Mio. Tonnen. Die am Standort Donawitz (Division Bahnsysteme) erzeugte Rohstahlmenge reduzierte sich auf Grund der Erneuerung (Zustellung) eines Hochofens im Sommer 2007 um 6,2 % von 1,6 Mio. Tonnen auf 1,5 Mio. Tonnen.

Unterjähriger Quartalsvergleich

Nachfolgend eine Übersicht über die Entwicklung der wesentlichen Kennzahlen in den vier Quartalen des Geschäftsjahres 2007/08:

Quartalsentwicklung

	1. Quartal 2007/08	2. Quartal 2007/08	3. Quartal 2007/08	4. Quartal 2007/08	GJ 2007/08
Umsatzerlöse	1.931,6	2.763,2	2.752,7	3.033,7	10.481,2
EBITDA	407,1	498,9	455,9	474,6	1.836,5
vor PPA	407,1	545,1	502,1	514,2	1.968,5
EBITDA-Marge	21,1 %	18,1 %	16,6 %	15,6 %	17,5 %
vor PPA	21,1 %	19,7 %	18,2 %	16,9 %	18,8 %
EBIT	314,3	302,2	258,1	278,0	1.152,6
vor PPA	314,3	422,2	378,1	388,4	1.503,0
EBIT-Marge	16,3 %	10,9 %	9,4 %	9,2 %	11,0 %
vor PPA	16,3 %	15,3 %	13,7 %	12,8 %	14,3 %
Mitarbeiter	25.031	40.301	40.575	41.490	41.490

Mio. EUR

Akquisitionen und Devestitionen

Übernahme und Integration von BÖHLER-UDDEHOLM

Die Akquisitionstätigkeit der voestalpine AG im Geschäftsjahr 2007/08 war von der erfolgreichen Übernahme der BÖHLER-UDDEHOLM-Gruppe und deren Integration als Division Edelstahl in den voestalpine-Konzern geprägt.

Konsequente Fortsetzung der Spezialisierungsstrategie

Die Akquisition erfolgte in *konsequenter Fortsetzung* der seit 2001 geltenden *Spezialisierungsstrategie* der voestalpine-Gruppe. Zentrale Elemente sind dabei die Konzentration auf Nischenprodukte aus Stahl mit höchstem Qualitätsanspruch bei gleichzeitig führendem Kundenservice, die Etablierung jeweils unter den Top-3-Anbietern in allen Kernsegmenten, die Technologie- und Innovationsführerschaft in diesen Bereichen sowie eine kontinuierliche Verlängerung der Wertschöpfungskette. BÖHLER-UDDEHOLM erfüllt diese Voraussetzungen in idealer Art und Weise. Gleichzeitig verstärkte sich mit der Übernahme auch die internationale Präsenz des voestalpine-Konzerns signifikant, da BÖHLER-UDDEHOLM über mehr als 100.000 Kunden weltweit und damit über eine ausgeprägte globale Kundenpräsenz mit intensiver Service- und Beratungstätigkeit verfügt; rund ein Drittel der Mitarbeiter ist in über 50 Ländern auf allen Kontinenten allein im Vertrieb tätig. Mit der Integration des Unternehmens beschäftigt die voestalpine-Gruppe rund 53 % ihrer Mitarbeiter außerhalb Österreichs. Nicht zuletzt erhöht sich durch die Akquisition der *Verarbeitungsanteil* im Konzernportfolio weiter auf nunmehr 54 % (gegenüber 46 % an „klassischer" Stahlproduktion) und nähert sich damit bereits der für 2010 angestrebten Zielgröße von 60 % an.
Wesentlich ist in diesem Zusammenhang, dass BÖHLER-UDDEHOLM als wichtiger Bestandteil der voestalpine-Gruppe seine internationale Nischenstrategie und das konsequente Wachstum so wie die vier bisherigen Divisionen weiter fortsetzen wird. So wurde bereits unter der Mehrheitseigentümerschaft der voestalpine AG im Dezember 2007 das bisher *größte Investitionsprogramm der BÖHLER-UDDEHOLM-Gruppe* beschlossen.

Finanzierung der Übernahme

Im Mai 2007 wurde zur vorläufigen Finanzierung der Übernahme von BÖHLER-UDDEHOLM mit einem internationalen Bankensyndikat eine bis Ende 2008 gültige Zwischenfinanzierung („Bridge Loan") vereinbart. Auf Grund der Finanzkraft der voestalpine AG stellen sich die Konditionen dieser Finanzierung für den Konzern durchaus günstig dar. Zwischenzeitlich wurde zur teilweisen längerfristigen *Refinanzierung der Akquisition* im Oktober 2007 eine internationale Hybridanleihe mit einem Emissionsvolumen von 1 Mrd. EUR erfolgreich am Kapitalmarkt platziert. *(Weitere Informationen dazu sind bereits im Kapitel „Investor Relations" dargestellt.)*

Weitere längerfristige Refinanzierungsinstrumente als Ersatz für den Bridge Loan befinden sich derzeit in Vorbereitung bzw. Umsetzung und werden Gegenstand der

Quartalsberichterstattung des Geschäftsjahres 2008/09 sein.

Beteiligungsverhältnisse/Squeeze-out
In der ersten Phase des Übernahmeangebotes war das Umfeld noch von Gerüchten über mögliche Konkurrenzofferte geprägt, sodass mit Ende der ursprünglichen Angebotsfrist am 4. Juni 2007 erst 54,62 % der BÖHLER-UDDEHOLM-Aktionäre das Offert der voestalpine AG angenommen hatten. Bereits mit Ende der Nachfrist (6. September 2007) lag die Beteiligungsquote jedoch schon bei 79,22 %. Durch weitere sowohl börsliche als auch außerbörsliche Zukäufe, die immer unter dem Angebotspreis von 73 EUR je Aktie und im Schnitt deutlich unter diesem lagen, konnte die voestalpine AG in der Folge ihren Anteil sukzessive weiter erhöhen und erreichte am 20. März 2008 die *Stimmrechtsschwelle von 90 %*. Zum Ende des Geschäftsjahres 2007/08 hielt sie 90,65 % der Stimmrechte an der BÖHLER-UDDEHOLM AG.
In Umsetzung ihrer Absicht einer gänzlichen Übernahme des Unternehmens hat die voestalpine AG in der Zwischenzeit die erforderlichen Schritte zur Einleitung eines *Squeeze-out-Verfahrens* bei der BÖHLER-UDDEHOLM AG nach dem Gesellschafterausschlussgesetz gesetzt. Ziel ist es, bereits in der ordentlichen Hauptversammlung des Unternehmens am 23. Juni 2008 eine entsprechende Beschlussfassung herbeizuführen. Die Höhe der Barabfindung für die verbleibenden Aktionäre wurde entsprechend einer am 15. Mai 2008 erfolgten Ad-hoc-Mitteilung der voestalpine AG mit 70,26 EUR je Aktie festgelegt.

Konsequente Umsetzung des Integrations- und Synergiefindungsprozesses
Die BÖHLER-UDDEHOLM-Gruppe gehört seit 1. Juli 2007 als Division Edelstahl zum Konsolidierungskreis des voestalpine-Konzerns. Im 3. Kalenderquartal 2007 wurde sowohl mit dem Synergiefindungs- als auch mit dem Integrationsprozess begonnen, wobei der seither sehr erfolgreiche Verlauf beider Prozesse durch die zum Teil gemeinsame Geschichte, die vergleichbare Strategie und eine ähnliche Unternehmenskultur erheblich unterstützt wurde.

Im Zuge der in 15 Arbeitsgruppen gemeinsam festgelegten Synergie- und Integrationsmaßnahmen konnte die Zielgröße des nachhaltig zu realisierenden *Synergiepotenzials* im Laufe des Geschäftsjahres sukzessive von zunächst 65 Mio. EUR auf ein nunmehr definiertes Zielvolumen von rund 123 Mio. EUR p. a. nahezu verdoppelt werden. 47 % davon entfallen auf die BÖHLER-UDDEHOLM AG, 53 % auf die voestalpine AG.

Die Realisierung der Synergiepotenziale wird durch ein straffes Controlling begleitet und soll in den wesentlichen Teilen bis zum Beginn des Geschäftsjahres 2010/11 abgeschlossen sein.

Der *Integrationsprozess* der Division Edelstahl war mit Ende des Geschäftsjahres 2007/08 planerisch abgeschlossen und bereits auf breiter Basis in Umsetzung. Diesbezüglich sind der Bereich *Forschung und Entwicklung* mit der Eingliederung in die konzernale Forschungsorganisation und der

gemeinsamen Festlegung künftiger F&E-Schwerpunkte sowie das *Personalmanagement* hervorzuheben, das seine Integrationsmaßnahmen nach dem Motto „Best of two worlds" realisierte. So übernahm beispielsweise die voestalpine AG von BÖHLER-UDDEHOLM ein bewährtes internationales Gehaltsvergleichssystem für Executives. Umgekehrt wurde die Division Edelstahl sehr rasch in die umfangreichen Aktivitäten des Personalmarketings und des Bewerbungsmanagements des Konzerns einbezogen.
Allein innerhalb des Human Resources-Bereiches wurden insgesamt 24 Integrationsthemen bearbeitet und großteils bereits abgeschlossen.

Erfolgreich verlief auch die Zusammenführung der *IT-Aktivitäten* beider Konzerne. Diese wurden mit Beginn des Geschäftsjahres 2008/09 in der voestalpine group-IT GmbH zusammengeführt, erheblich gestrafft und neu strukturiert.
Die größten Einsparungspotenziale ergaben sich aus der wechselseitigen Integration und Abstimmung des Rohstoff-, Legierungs- und Energieeinkaufs. Sie liegen in Summe in einer Größenordnung von rund 50 Mio. EUR. Die nach dem „best practice"-Prinzip erfolgende Anwendung der voestalpine-Kosteneinsparungsprogramme auch bei BÖHLER-UDDEHOLM stellt einen weiteren nachhaltigen und klar messbaren Vorteil aus dem Integrationsprozess dar.

Weitere Akquisitionen

Neben der Übernahme von BÖHLER-UDDEHOLM wurden im Geschäftsjahr 2007/08 folgende weitere, strategisch wichtigen Akquisitionen getätigt:

Im Oktober 2007 erwarb die *Division Profilform* mehrheitlich das brasilianische Unternehmen *Meincol Distribuidora de Aços S.A.*, das auf die Herstellung hochwertiger Erzeugnisse für den Rohr- und Profilbereich spezialisiert ist, und vollzog damit ihren Markteinstieg in Südamerika. Meincol beschäftigt rund 300 Mitarbeiter und erzielt einen Jahresumsatz von umgerechnet etwa 110 Mio. EUR. Die Divisionsholding voestalpine Profilform GmbH hat 75 % am brasilianischen Unternehmen mit der Option auf den Kauf der verbliebenen Anteile ab 2011 erworben.

Darüber hinaus erfolgte im abgelaufenen Geschäftsjahr der Erwerb des nordamerikanischen Unternehmens *Sharon Custom Metal Forming Inc.*, mit dem die US-Aktivitäten im Bereich des kundenspezifischen Spezialprofilierens um einen dritten Standort bzw. einen jährlichen Umsatz von 15 Mio. EUR verstärkt wurden.

Die *Division Bahnsysteme* erwarb im 1. Halbjahr des Geschäftsjahres 49 % am niederländischen Unternehmen *René Prinsen Spoorwegmaterialen B.V.*, das in der Verle-

gung von Eisenbahn-Oberbaukomponenten (Schwellen, Schienen und Weichen) mit eigenen Spezialgeräten sowie im Recycling von Altgleisen tätig ist. Die Gesellschaft beschäftigt mehr als 20 Mitarbeiter und erzielt einen Jahresumsatz von rund 9 Mio. EUR.

Zum Ende des Geschäftsjahres 2007/08 wurde die mehrheitliche Übernahme des mexikanischen Weichenbauunternehmens *DAMY Cambios de Vía, S.A. de C.V.* abgeschlossen; mit dieser 51%igen Beteiligung vollzieht die Division Bahnsysteme in der Weichentechnologie den Markteinstieg in Mittelamerika. Das neue Unternehmen stellt den bereits 37. Produktionsstandort der VAE-Weichenbaugruppe dar, die damit ihre weltweit führende Position in der Weichentechnologie weiter ausbaut.

Devestitionen

Alle wesentlichen im Geschäftsjahr 2007/08 eingeleiteten bzw. vollzogenen Devestitionen beziehen sich auf die Division Automotive. Sie erfolgten durchwegs vor dem Hintergrund einer konsequenten *Portfoliobereinigung* in den Automobilzulieferaktivitäten des Konzerns. Zentrales Anliegen ist dabei die Optimierung des Produktportfolios durch Aufgabe jener Geschäftsfelder, deren Beibehaltung entweder auf Grund zu großer Distanz zu den Kernaktivitäten des Konzerns strategisch nicht zielführend erscheint oder welche nicht in der Lage sind, nachhaltig die divisionalen Rentabilitätsziele zu erreichen. Davon betroffen waren bzw. sind neben den nordamerikanischen Pressaktivitäten das Kunststoffsegment der Division sowie kleinere Press- und Rohrbearbeitungsstandorte.

Im Einzelnen wurde bereits im Oktober 2007 das nordamerikanische Pressteil-Zulieferunternehmen *voestalpine Polynorm Inc.* an eine britische Unternehmensgruppe veräußert. Im 4. Quartal 2007/08 erfolgte dann die Einleitung des Verkaufsprozesses für die in der Herstellung von Kunststoff-Kfz-Teilen tätigen Gesellschaften *voestalpine Polynorm van Niftrik B.V.* und *voestalpine Polynorm Plastics B.V.* (beide Niederlande) sowie der *voestalpine Polynorm Plastics Ltd.* (Großbritannien). Der Gesamtumsatz der drei Unternehmen lag im Geschäftsjahr 2006/07 bei rund 100 Mio. EUR. Weiters erfolgte zu diesem Zeitpunkt der Beschluss, den französischen Kleinpressteilehersteller *Amstutz Levin & Cie.* zu devestieren.

Darüber hinaus trat im 2. Halbjahr 2007/08 der Verkauf der beiden Rohrbearbeitungs-Unternehmen *voestalpine Rotec Iberica S.A.* (Spanien) und *voestalpine Elmsteel Ltd.* (Großbritannien) in die entscheidende Phase (Jahresumsatz gesamt rund 30 Mio. EUR).

Investitionen[1]

Weiter gestiegene Investitionstätigkeit
Im Geschäftsjahr 2007/08 betrugen die *Gesamtinvestitionen des voestalpine-Konzerns* 3.910,1 Mio. EUR. Davon entfielen 1.871,3 Mio. auf Sachanlagen, 2.006,4 Mio. auf immaterielle Anlagen und 32,4 Mio. EUR auf Beteiligungen.

Die markante Steigerung gegenüber dem Vorjahr ist zum überwiegenden Teil auf die Übernahme der BÖHLER-UDDEHOLM AG, jedoch in erheblichem Maß auch auf die forcierten Investitionsprogramme in allen anderen Divisionen zurückzuführen.

So erhöhte die *Division Stahl* ihre Investitionen gegenüber dem Vorjahr (469,4 Mio. EUR) um 2,2 % auf 479,9 Mio. EUR. Die Schwerpunkte bildeten dabei zum einen der Abschluss des Investitionsprogramms *„Linz 2010 – 2. Stufe"* und zum anderen die erste Phase der Realisierung des Folgeprojekts „L6 – Teil 1". Im Geschäftsjahr 2007/08 erfolgte im Rahmen von „Linz 2010" die Inbetriebnahme der Anlagen Hubbalkenofen (Warmbreitbandstraße), Schubbeize, Kaltwalzwerk 3 und Feuerverzinkungsanlage 4. Mit Ausnahme der Feuerverzinkungsanlage 5 (deren Umsetzung in enger Synergie zum Projekt „L 6 – Teil 1" erfolgt und mit deren Errichtung im 4. Kalenderquartal 2007 begonnen wurde) ist die 2. Ausbaustufe des 2002 begonnenen, insgesamt einen Aufwand von mehr als 2 Mrd. EUR umfassenden Investitionsprogramms „Linz 2010" nunmehr erfolgreich abgeschlossen.

Das Projekt *„L6"* steht für die Steigerung der jährlichen Rohstahlproduktion am Standort Linz von derzeit rund 5,4 Mio. Tonnen auf mindestens 6,0 Mio. Tonnen bis 2011/12. Das Investitionsvolumen der auf drei Jahre ausgelegten 1. Ausbaustufe beträgt rund 1 Mrd. EUR. Neben der Erhöhung der Kapazitäten für anspruchsvollste Flachstahlprodukte (insbesondere für hoch- und höchstfeste Stähle) zielen die Investitionen auch auf die weitere Verbesserung der Energieeffizienz und der Umweltverträglichkeit ab. Die wesentlichen Vorhaben der 1. Etappe von „L6" sind die Erweiterung der Warmbreitbandstraße, die Erhöhung der Tiegelkapazität im Stahlwerk, die Neuerrichtung der Stranggießanlage 7, die Erweiterung des unternehmenseigenen Kraftwerks (und damit die langfristige Absicherung der weitgehenden Stromautarkie am Standort Linz) sowie eine neue $DeNO_x$-Anlage zur Reduzierung von Stickstoffoxidemissionen am Sinterband.

Umfangreiche Investitionen wurden auch im Bereich *Grobblech* getätigt, wo im Geschäftsjahr 2007/08 eine Reihe neuer bzw. erweiterter Produktionsanlagen erfolgreich in Betrieb ging.

Nach der bereits im vergangenen Geschäftsjahr erfolgten Eröffnung des neuen *Stahl Service Centers* in Polen wird derzeit in Rumänien ein weiteres SSC errichtet. Der Produktionsbeginn ist für das erste Halbjahr 2009 vorgesehen.

Darüber hinaus befindet sich im Bereich der Anarbeitungsaktivitäten die Errichtung eines *Formzuschnittzentrums* in Umsetzung. Der neue Produktionsstandort wird ebenfalls 2009 in Betrieb genommen.

Die *Division Edelstahl* wies im Zeitraum vom 1. Juli 2007 bis 31. März 2008 Investitionen von 219,4 Mio. EUR aus, deren Schwerpunkt zum einen auf der Beseitigung von Kapazitätsengpässen in der Produktion sowie zum anderen auf der Modernisierung von Anlagen lag. Zusätzlich wurden erhebliche Mittel für den kontinuierlichen Ausbau der weltweiten Vertriebsorganisation und der Logistikinfrastruktur aufgewendet.

Das größte im vergangenen Jahr realisierte Einzelprojekt der Division bildete die Errichtung eines neuen Walzwerkes zur Verdopplung der Produktionskapazität am *brasilianischen Standort Sumaré*. Das Investitionsvolumen belief sich auf rund 50 Mio. EUR.

Sehr umfangreich stellte sich die Investitionstätigkeit der Division Edelstahl auch in ihren am Standort *Kapfenberg* (Österreich) ansässigen Unternehmen dar. So wurden um rund 30 Mio. EUR drei neue Anlagen zur Kapazitätserweiterung für Spezialwerkstoffe errichtet, die insbesondere in der Luftfahrt- und der Energieindustrie Anwendung finden. Im Juni 2007 wurde ebenfalls in Kapfenberg die derzeit größte und stärkste Schmiedepresse der Welt in Betrieb genommen, der Aufwand dafür lag bei knapp 30 Mio. EUR. Darüber hinaus wurde auch in eine deutliche Kapazitätssteigerung bei mittel- und hochlegierten Fülldrähten investiert.

An energierelevanten Projekten ist vor allem die Errichtung eines neuen Kleinkraftwerkes am niederösterreichischen Standort *Ybbstal* hervorzuheben, mit dem der divisionale Eigenversorgungsanteil bei Strom weiter erhöht wird.

Darüber hinaus wurde im Sommer 2007 die *erste Produktionseinheit in China* in Betrieb genommen. In der nahe Shanghai gelegenen Fertigungsstätte werden Fülldrähte, Massivdrähte und Stabelektroden für den Bereich Schweißzusatzwerkstoffe hergestellt.

Die Investitionen der *Division Bahnsysteme* beliefen sich auf 235 Mio. EUR und lagen damit um 36,2 % über jenen des Vorjahres (172,5 Mio. EUR). Die insbesondere am steirischen Standort Donawitz forcierte Investitionstätigkeit umfasst neben (den im Kapitel „Umwelt" dargestellten) *energie- und emissionsrelevanten Maßnahmen* vor allem die weitere *Steigerung der Rohstahl- und Verarbeitungskapazitäten*. Darüber hinaus erfolgte im Geschäftsjahr 2007/08 die Zwischenzustellung des Hochofens 4. Derzeit in Umsetzung befinden sich auch umfassende technologie- und qualitätsoptimierende Investitionen in den Bereichen Schiene (u. a. neue Anlage zur Schienenkopfhärtung), Weiche (u. a. neue Gießerei zur Manganherzfertigung in Frankreich), Draht und Nahtlosrohr sowohl an österreichischen als auch internationalen Standorten.

Auf Grund eines umfangreichen, mehrjährigen *Sonderinvestitionsprogramms* erhöhte die *Division Profilform* ihre Aufwendungen im Geschäftsjahr 2007/08 gegenüber dem Vorjahr um 138,4 % von 40,9 Mio. EUR auf 97,5 Mio. EUR. Die größten Vorhaben waren dabei die Errichtung einer neuen *Sonderformrohr-Anlage* am österreichischen Standort Krems, die nach erfolgreichem Anlaufen bereits voll ausgelastet ist, und erhebliche *Erweiterungsinvestitionen* am britischen Standort Birmingham.

Die *Division Automotive* wies im abgelaufenen Geschäftsjahr Investitionen von rund 80 Mio. EUR aus. Der Rückgang resultiert aus dem akquisitionsbedingt hohen Vorjahresniveau (217,4 Mio. EUR).

Schwerpunkte der Investitionstätigkeit waren die *Inbetriebnahme* von insgesamt sechs neuen Pressen an verschiedenen internationalen Standorten, mit denen eine deutliche *Kapazitätssteigerung* im Bereich anspruchsvoller Strukturteile und Komponenten ermöglicht wird, sowie laufende *Erweiterungsinvestitionen* vor dem Hintergrund einer guten Auftragslage in allen Bereichen.

[1] Vorjahreswerte für voestalpine-Konzern und Division Automotive rückwirkend angepasst.

Mitarbeiter[1]

Anstieg der Mitarbeiterzahl in allen Divisionen

Zum 31. März 2008 beschäftigte der voestalpine-Konzern weltweit *41.490 Mitarbeiter* (ohne Lehrlinge). Dies entspricht gegenüber dem Vorjahr (24.613) einem Anstieg um 16.877 Personen (oder knapp 69 %), der sich hauptsächlich aus der erstmaligen Konsolidierung der BÖHLER-UDDEHOLM-Gruppe[2] (Division Edelstahl, 15.453 Mitarbeiter) ergibt. Die Zunahme um weitere rund 1.400 Beschäftigte in den übrigen vier Divisionen resultiert aus den gegenüber dem Vorjahr konsolidierten Akquisitionen in den Verarbeitungsdivisionen Profilform und Automotive sowie investitions- und wachstumsbedingten Neueinstellungen in den Divisionen Stahl und Bahnsysteme.

Gegenüber dem Vorjahr weisen alle fünf Divisionen einen – teilweise deutlich – höheren Mitarbeiterstand aus, wobei die Divisionen Profilform (+14,5 %) und Automotive (+9,4 %) akquisitionsbedingt die größten Steigerungen verzeichneten.

Mehr als die Hälfte der Mitarbeiter außerhalb Österreichs beschäftigt

Nachdem schon im letzten Geschäftsjahr mit Ausnahme der Division Stahl alle bisherigen Divisionen die Mehrheit ihrer Mitarbeiter außerhalb Österreichs beschäftigt hatten, brachte die Integration von BÖHLER-UDDEHOLM einen weiteren *Internationalisierungsschub:* Mit 21.979 Mitarbeitern – das entspricht einem Anteil von 53 % – sind nun auch auf Konzernebene die Beschäftigten an den außerösterreichischen Konzernstandorten in der Mehrheit. 19.511 bzw. 47 % der Mitarbeiter werden an österreichischen Standorten beschäftigt. Im Geschäftsjahr 2006/07 betrug das Verhältnis noch 60:40 zugunsten der in Österreich tätigen Mitarbeiter.

Weiterer Ausbau der Lehrlingsausbildung an nationalen und internationalen Standorten

Zum Ende des Geschäftsjahres 2007/08 bildete die voestalpine-Gruppe konzernweit *1.411 Lehrlinge* aus, davon ein Drittel (460) an internationalen und 951 Jugendliche an österreichischen Standorten. Der größte Teil des Anstiegs um 60 % gegenüber den insgesamt 881 Lehrlingen des Vorjahres ergibt sich zum einen durch die Konsolidierung der Division Edelstahl (437 Lehrlinge) und zum anderen durch den weiteren Ausbau der Lehrlingsausbildung vor allem an den österreichischen Standorten Linz, Kapfenberg, Krems und Traisen.

Darüber hinaus kam es auch bei einer Reihe internationaler Konzerngesellschaften zu einer neuerlichen Erweiterung der Ausbildungskapazitäten. So wurde das in Österreich und Deutschland bewährte duale System – die Kombination von schulischer und betrieblicher Ausbildung – in der jüngeren Vergangenheit erstmals auch an Standorten in Großbritannien, den Niederlanden und den USA implementiert.

Ebenfalls verstärkt wurde in der gesamten voestalpine-Gruppe die Ausbildung von weiblichen Lehrlingen, deren Anzahl sich im abgelaufenen Geschäftsjahr von 162 auf 186 erhöht hat; rund die Hälfte davon wird in technischen Lehrberufen ausgebildet.

Die ständig zunehmende Internationalisierung des Konzerns und die Integration von BÖHLER-UDDEHOLM stellten im abgelaufenen Geschäftsjahr auch die zentralen Schwerpunkte für das Personalmanagement dar. Neben dem weiteren Ausbau der Beteiligung der *Mitarbeiter* am eigenen Unternehmen im Rahmen der letzten Kollektivvertrags-Lohnerhöhung (der bereits 5. Aus-

baustufe seit Einführung im Jahr 2000) wurden 2007 auch die rund 4.300 in Österreich beschäftigten Mitarbeiter der Division Edelstahl in das Modell der Mitarbeiterbeteiligung einbezogen.

Insgesamt sind nunmehr 16.868 Mitarbeiter des Konzerns an „ihrem" Unternehmen beteiligt und halten einen Anteil von 10,8 % an der voestalpine AG[3]. Dies entspricht gegenüber dem letzten Geschäftsjahr (10,3 %) einem weiteren Ausbau der Mitarbeiterbeteiligung um 0,5 Prozentpunkte.

Derzeit sind darin auch rund 150 Mitarbeiter an niederländischen Standorten der Division Automotive enthalten; wenngleich der weitere Ausbau der Mitarbeiterbeteiligung über Österreich hinaus bislang durch national sehr unterschiedliche legistische Rahmenbedingungen erschwert wird, stellt er doch ein erklärtes Ziel sowohl des Vorstandes als auch des Betriebsrates der voestalpine AG dar.

Der voestalpine-Konzern wendete im Geschäftsjahr 2007/08 rund 44 Mio. EUR für *Aus- und Weiterbildungsmaßnahmen* auf, das entspricht mehr als 2 % des gesamten Personalaufwandes. Davon entfielen etwa 26 Mio. EUR auf die Lehrlingsausbildung, was einen Aufwand von rund 18.400 EUR pro Lehrling ergibt.

Im Bereich der Aus- und Weiterbildung standen vor allem die Bereiche „lebenslanges Lernen" (alleine am Standort Linz werden die Weiterbildungsangebote jährlich von fast 18.000 Personen genutzt), Wissensweitergabe (sowohl zwischen jüngeren und älteren Mitarbeitern als auch bereichsübergreifend) und die gezielte Ausbildung angehender Führungskräfte im Vordergrund. Neben einer Reihe von Programmen sind hier insbesondere das Management Development System (MDS) des „bisherigen" voestalpine-Konzerns (das im Geschäftsjahr 2007/08 von 90 Mitarbeitern aus vier Ländern absolviert wurde) und die BÖHLER-UDDEHOLM Management Academy (BUMA), die 2007 71 Teilnehmer aus 20 Ländern ausgebildet hat, hervorzuheben.

Alle drei Jahre wird eine konzernweite *Mitarbeiterzufriedenheitserhebung* (MZE) durchgeführt, die einerseits die Evaluierung bestehender Systeme und Instrumente ermöglicht und aus der andererseits Handlungsfelder für zukünftige Schwerpunkte abgeleitet werden. Bei den Ergebnissen der im vergangenen Jahr durchgeführten MZE sind im Vergleich zu 2004 insbesondere die – trotz Freiwilligkeit – auf den Rekord von zwei Dritteln gestiegene Rücklaufquote und der zum vierten Mal in Folge gestiegene Zufriedenheitsindex hervorzuheben. Nicht zuletzt das bereits 2000/01 eingeleitete konzernweite Programm „LIFE", das auf eine „attraktive Arbeitswelt voestalpine" für alle Mitarbeiter abzielt, dürfte zu überdurchschnittlich positiven Rückmeldungen in Bezug auf selbstständiges Arbeiten, die Sicherheit am Arbeitsplatz und das Qualitätsbewusstsein in weitester Form geführt haben. Verbesserungspotenzial besteht offensichtlich noch in den Bereichen Wissensweitergabe sowie Erkennen und Fördern von Talenten.

[1] Vorjahreswerte für voestalpine-Konzern und Division Automotive rückwirkend angepasst.
[2] Siehe dazu auch den betreffenden Abschnitt im Kapitel „Akquisitionen und Devestitionen".
[3] Zum 31. März 2008 befanden sich 17,2 Mio. Aktien sowie zusätzlich rund 560.000 Stück an Privataktien, die von derzeitigen oder ehemaligen Beschäftigten gehalten, aber von der voestalpine – Arbeitnehmer-Privatstiftung verwaltet werden, im Besitz der Mitarbeiter.

Rohstoffe und Energie

Die Rohstoffsituation stellte sich im Geschäftsjahr 2007/08 – sowohl in mengenmäßiger als auch in preislicher Hinsicht – sehr angespannt dar.

Die Nachfrage wurde von einer neuerlichen Rekordproduktion der globalen Stahlindustrie, im Speziellen in den Schwellenländern China und Indien, aber auch in Brasilien und Russland getrieben. Wenngleich auf der Angebotsseite alle maßgeblichen Rohstoffkonzerne durchwegs neue Produktionsrekorde verzeichneten, blieb der Ausbau der weltweiten Förderkapazitäten und der damit verbundenen logistischen Infrastruktur unter den Erwartungen und konnte mit der deutlich stärker gestiegenen Nachfrage insgesamt nicht Schritt halten. Damit setzte sich der bereits seit einigen Jahren andauernde Trend am Weltrohstoffmarkt, der durch tendenzielle Verknappung bei gleichzeitig immer wieder sprunghaft steigendem Preisniveau gekennzeichnet ist, unverändert fort.

Im Geschäftsjahr 2007/08 ergab sich für den voestalpine-Konzern gegenüber dem Vorjahr eine Mehrbelastung durch höhere Rohstoff- und Energiekosten von rund 255 Mio. EUR. Haupttreiber waren Preissteigerungen bei Eisenerz (um rund 10 %), Kohle (ca. 9 %), Koks (um etwa 14 %), Schrott (um rund 25 %) und Legierungen (um durchschnittlich 34 %).

Auch im laufenden Geschäftsjahr zeichnet sich keine Entspannung am Rohstoffmarkt ab; vor allem bei Eisenerz und Kokskohle mussten im Gegenteil weitere massive Preiserhöhungen hingenommen werden. Die aktuellen Weltmarktpreise laufen gegenüber dem Vorjahr auf eine Verteuerung bei Feinerzen und Pellets um bis zu rund 90 % hinaus, bei Kokskohle liegt das Preisniveau bei über dem Dreifachen des Vorjahres.
Zur Versorgungssituation des voestalpine-Konzerns ist grundsätzlich festzuhalten, dass die Versorgung aller Standorte mit den jeweils erforderlichen Rohstoffen auch weiterhin in vollem Umfang und zu jedem Zeitpunkt sichergestellt erscheint. Grundlage dafür ist die bereits seit Längerem konsequent verfolgte Beschaffungsstrategie des Konzerns, mit der etwaige Versorgungsrisiken weitgehend minimiert werden. Kernpunkte sind überwiegend langfristige Lieferverträge, die kontinuierliche Erweiterung des Lieferantenportfolios und der forcierte Ausbau der Eigenversorgung sowohl bei Rohstoffen als auch insbesondere bei elektrischer Energie. In Bezug auf die Preissensibilität der Rohstoffe sollte der Konzern auch in Zukunft von seinem vergleichsweise breiten Lieferantenportfolio profitieren.

Umwelt

Auch im Geschäftsjahr 2007/08 wurden die seit den 1980er-Jahren mit großem Nachdruck verfolgten Maßnahmen zur kontinuierlichen Verbesserung der Umweltstandards an allen Produktionsstandorten des Konzerns konsequent weitergeführt. Ziel sind dabei eine laufende Verbesserung der Energie- und Rohstoffeffizienz sowie die weitere Reduktion von Emissionen in Luft und Wasser sowie der Abfallmengen.

Die *umweltrelevanten Investitionen* des voestalpine-Konzerns betrugen im Geschäftsjahr 2007/08 allein in Österreich rund 61 Mio. EUR. Sie erhöhten sich damit gegenüber dem Vorjahr (47 Mio. EUR) um rund ein Drittel, was zum einen auf die erstmals enthaltenen Werte der österreichischen BÖHLER-UDDEHOLM-Standorte zurückzuführen ist, zum anderen aber auch aus Großvorhaben vor allem in den Divisionen Stahl und Bahnsysteme resultiert.

Aus denselben Gründen erreichte der laufende *Aufwand für den Betrieb und die Erhaltung der Umweltschutzanlagen* allein bei den österreichischen Produktionsgesellschaften der voestalpine-Gruppe mit rund 206 Mio. EUR einen neuerlichen Höchstwert. Er übertraf damit den Vorjahresbetrag um rund 9 %.

Sowohl bei Umweltinvestitionen als auch beim laufenden Betriebsaufwand entfiel der größte Teil der Aufwendungen auf den Standort Linz der *Division Stahl* als größten Produktionsstandort des Konzerns. Die Umweltinvestitionen betrugen hier 49 Mio. EUR (gegenüber 35 Mio. EUR im Vorjahr), die Betriebskosten erhöhten sich von 157 Mio. EUR auf 161 Mio. EUR. Wesentliche Umweltmaßnahmen betrafen etwa eine neue Anlage zur Verringerung der Abwasseremissionen aus dem Hochofenbetrieb in die Donau oder die Inbetriebnahme der weltweit modernsten Abgasreinigungsanlage am Sinterband. Die entsprechende Technologie wurde von der voestalpine Stahl GmbH mitentwickelt und kommt erstmals in der Stahlindustrie in großindustriellem Umfang zur Anwendung. Mit dieser Innovation werden die Emissionen der Sinteranlage um durchschnittlich rund 90 % verringert.

Ebenfalls eine technologische Vorreiterrolle nimmt die zu Beginn des Geschäftsjahres in Betrieb gegangene Anlage zur Eindüsung von Kunststoffpellets in den Hochofen ein. Durch Verwendung von speziell aufbereiteten Altkunststoffen werden fossile Reduktionsmittel (etwa Koks, Kohle und Heizöl schwer) in erheblichem Ausmaß ersetzt. Im Vollbetrieb können auf diese Weise die CO_2-Emissionen

Umweltaufwendungen

Mio. EUR
Basis: österreichische Konzernstandorte


□ Umweltinvestitionen
■ Laufende Betriebsaufwendungen für Umweltanlagen
19
114
18
128
17
148
36
163
50
169
47
189
61
206
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08

am Standort Linz um weitere rund 500.000 Tonnen pro Jahr vermindert werden.

Die *Division Edelstahl* wies in den neun Monaten seit der Erstkonsolidierung (ab 1. Juli 2007) an ihren österreichischen Standorten Umweltinvestitionen von 4 Mio. EUR und einen laufenden Betriebsaufwand von 7 Mio. EUR auf.
Die Schwerpunkte der Maßnahmen bildeten sowohl national als auch international neben der weiteren Reduzierung von Emissionen die Verbesserung der Energieeffizienz, vor allem in Bezug auf die Wärmerückgewinnung. So wurden etwa in Österreich, Deutschland, Schweden und Brasilien umfangreiche Investitionen vorgenommen, welche die Nutzung von Abwärme aus der Produktion (etwa von Abgasen oder Dampf) und damit den Energieaufwand weiter optimieren. Damit verbunden werden konnten auch Maßnahmen zum Ausbau der Eigenstromversorgung.

Die umweltrelevanten Investitionen der *Division Bahnsysteme* am Standort Donawitz lagen im Geschäftsjahr 2007/08 bei 7 Mio. EUR (Vorjahr: 9 Mio. EUR), die laufenden Betriebsaufwendungen bei 36 Mio. EUR (2006/07: 29 Mio. EUR). Auch hier standen neben der weiteren Emissionsverringerung umfassende Investitionen in die Verbesserung der Energieeffizienz und den Ausbau der Eigenversorgung mit elektrischer Energie im Mittelpunkt. Am Standort Donawitz, der Stahlbasis der Division, wurde in diesem Zusammenhang die Realisierung des neuen Wasserkonzepts vorangetrieben, das eine dauerhafte, umweltschonende Lösung der bisher schwierigen Wasserver- und Abwasserentsorgung bewirkt. Das Projekt umfasst ein Investitionsvolumen von 45 Mio. EUR. Ein weiteres Großvorhaben im abgelaufenen Geschäftsjahr betraf die Neuerrichtung eines Kraftwerksblocks am gleichen Standort (Investitionsvolumen rund 75 Mio. EUR), mit

dem der Anteil der Eigenstromversorgung durch forcierte Nutzung von Hüttengasen auf rund 90 % erhöht wird. Beide Projekte werden bis Dezember 2008 fertig gestellt sein. Im abgelaufenen Geschäftsjahr bereits in Betrieb genommen wurde die neue Kohleeinblase-Anlage für die Hochöfen 1 und 4. Durch alternative Einblasung von Feinkohle wird mit dieser Anlage, die ein Investitionsvolumen von mehr als 27 Mio. EUR umfasste, eine deutliche Verringerung des Kokseinsatzes erzielt.

Maßgebliche Umweltinvestitionen wurden auch an den steirischen Standorten der Drahtproduktion (Modernisierung der Abwasserneutralisationsanlage und der Abluftreinigung) und der Weichenfertigung (neues Stromversorgungsnetz mit niedrigerem Verbrauch) getätigt.

Die *Division Profilform* wies im Geschäftsjahr 2007/08 am Standort Krems Umweltinvestitionen von rund 0,3 Mio. EUR aus. Der Fokus lag auch hier auf der Energieeinsparung durch verbesserte Wärmerückgewinnung. Am Standort Krems wurde dazu in der im Herbst 2007 eröffneten Produktionshalle für Sonderrohre und Sonderprofile ein Projekt realisiert, das die herkömmliche Beheizung durch ein modernes Warmluftkonzept ersetzt.

Die Umweltaktivitäten der *Division Automotive* waren hauptsächlich auf die weitere Verbesserung des Materialkreislaufes und damit auf die Verringerung von Abfällen konzentriert.

Im Bereich *Umwelt und Sicherheit* wurden die hohen Standards des voestalpine-Konzerns im vergangenen Geschäftsjahr erneut mit Auszeichnungen bedacht. So hat die voestalpine Schienen GmbH, Donawitz, im Juni 2007 bereits zum zweiten Mal nach 2005 den österreichische *EMAS-Umweltpreis* (eco-management and audit scheme) erhalten. Die EMAS-Auszeichnung wird dabei für die inhaltliche und gestalterische Qualität der Umwelterklärung sowie für die Verkörperung und Vermarktung von EMAS im Unternehmensauftritt vergeben, wobei die Teilnahme auf freiwilliger Basis erfolgt. Weiters wurden die Böhler Ybbstal GmbH mit dem Ökomanagement-Preis des Landes Niederösterreich, die VAE Eisenbahnsysteme GmbH, Zeltweg, mit dem Umweltschutzpreis des Landes Steiermark und die voestalpine Stahl GmbH, Linz, für ihr zuvor dargestelltes Kunststoff-Projekt mit dem oberösterreichischen Landespreis für Umwelt und Natur ausgezeichnet.
Im Juli 2007 wurden die beiden letztgenannten Unternehmen darüber hinaus mit dem österreichischen *„Staatspreis für Arbeitssicherheit 2007"* prämiert.

Hervorzuheben ist in diesem Zusammenhang, dass alle wesentlichen Produktionsstandorte der voestalpine-Gruppe durchwegs über Umweltmanagementsysteme nach ISO 14001 bzw. nach EMAS verfügen und entsprechend zertifiziert bzw. validiert sind. In Summe sind, gemessen an der Mitarbeiterzahl, mehr als 80 % der Konzernstandorte nach ISO 14001 zertifiziert. Darüber hinaus besitzen die österreichischen Gesellschaften an den Standorten Linz, Donawitz und Zeltweg eine Validierung nach EMAS.

In legistischer Hinsicht standen im Geschäftsjahr 2007/08 vor allem zwei Themen im Vordergrund. Mit 1. Juni 2007 trat die EU-Verordnung zur Registrierung, Evaluierung, Autorisierung und Beschränkung von Chemikalien *(REACH)* in Kraft, die derzeit konzernweit koordiniert und umgesetzt wird. Sie verpflichtet Hersteller und Importeure zur Deklaration, dass verwendete

Stoffe, Zubereitungen und Erzeugnisse keine erhebliche Belastung für Umwelt und Gesundheit darstellen. Mit der Umsetzung dieser Verordnung, in die auch Lieferanten und Kunden einbezogen werden, ist ein sehr hoher organisatorischer, bürokratischer und auch finanzieller Aufwand für Datensammlung und -verwaltung, Studienerstellung und Registrierungsgebühren verbunden. Durch intensive Zusammenarbeit mit stoffspezifischen europäischen Industriekonsortien und gleichzeitige Etablierung eines eigenen REACH-Netzwerks innerhalb der Unternehmensgruppe versucht der voestalpine-Konzern, diese Mehrbelastung in einem wirtschaftlich vertretbaren Rahmen zu halten.

In diesem Zusammenhang sei darauf hingewiesen, dass der voestalpine-Konzern bereits in der Vergangenheit auf freiwilliger Basis umfassende Maßnahmen gesetzt hat, um den Einsatz problematischer Chemikalien im Produktions- und Verarbeitungsprozess so gering wie möglich zu halten. So setzt die voestalpine Stahl GmbH als weltweit erstes Unternehmen der Branche seit 2006 bei Stahlbändern ausschließlich auf chromatfreie Beschichtungstechnologien.

Im Jänner 2008 wurden die *Klimaschutz-Pläne* der EU-Kommission für die Zeit nach Ablauf des mit 2012 befristeten Kyoto-Protokolls veröffentlicht. Sie lassen vor allem in Bezug auf die künftige Vorgehensweise gegenüber energieintensiven Industriebereichen so viel Interpretationsspielraum, dass sowohl auf nationaler als auch auf europäischer Ebene in nächster Zeit intensive Gespräche mit den politischen Entscheidungsträgern notwendig sind. Dabei werden die konkreten Inhalte des Klimapakets bis zur endgültigen Beschlussfassung durch das europäische Parlament so zu präzisieren sein, dass internationale bzw. globale Wettbewerbsverzerrungen und Ungleichbehandlungen vermieden werden. Dies ist auch notwendig, um Rahmenbedingungen auf europäischer Ebene zu schaffen, die Voraussetzung für langfristig wirksame, industrielle Großinvestitionen und damit die Erhaltung der Industrie bzw. zumindest großer Teile davon in Europa sind. Ziel muss die Schaffung eines einheitlichen, branchenweiten Benchmarksystems in Europa sein, in dessen Rahmen sich die Zuteilung der CO_2-Freizertifikate am jeweils umweltfreundlichsten Unternehmen orientiert und Vorleistungen im Klimaschutz anerkannt werden.

Forschung und Entwicklung

Die *Forschungs- und Entwicklungsaufwendungen* des voestalpine-Konzerns beliefen sich im Geschäftsjahr 2007/08 auf 93 Mio. EUR. Der Anstieg gegenüber dem Vorjahr (66 Mio. EUR) ergibt sich überwiegend aus der Integration der BÖHLER-UDDEHOLM-Gruppe[1] (Division Edelstahl), die vom 1. Juli 2007 bis zum 31. März 2008 einen F&E-Aufwand von rund 21 Mio. EUR auswies. Gleichzeitig spiegelt die deutliche Zunahme aber auch die seit vielen Jahren kontinuierlich steigenden Forschungs- und Entwicklungsmittel der voestalpine-Gruppe wider.

Die *Forschungsquote* (F&E-Ausgaben gemessen am Gesamtumsatz) lag daher im abgelaufenen Geschäftsjahr bei knapp 1 % und blieb damit – trotz des überproportionalen Umsatzanstiegs – ebenso auf dem Vorjahresniveau wie der Anteil der *F&E-Aufwendungen* an der Wertschöpfung mit 2,2 %.

Insgesamt sind konzernweit rund 570 Beschäftigte im engeren Bereich Forschung und Entwicklung tätig.

Förderung divisionsübergreifender Kompetenzen im F&E-Bereich

Die *Integration der Division Edelstahl* in die Forschungsorganisation des voestalpine-Konzerns konnte bereits im vergangenen Geschäftsjahr erfolgreich abgeschlossen werden. Im Mittelpunkt dieses Prozesses standen die Realisierung erheblicher Synergiepotenziale und eine damit verbundene deutliche Effizienzsteigerung im F&E-Bereich sowie die gemeinsame Festlegung der mittel- und längerfristigen Forschungs- und Entwicklungsschwerpunkte.

Als unter Synergieaspekten beispielhaft hervorzuheben ist dabei das Projekt „Welding of high strength steels". Es wurde in jene Konzernvorhaben aufgenommen, die auf höchstem Anspruchsniveau auf eine noch bessere, breite Verknüpfung des divisionsübergreifenden F&E-Know-hows abzielen. In dieses Projekt, das die Entwicklung neuer Schweißtechnologien für Bauteile aus höchstfesten Stählen betrifft, sind alle fünf Divisionen der voestalpine-Gruppe involviert.

[1] Siehe dazu auch den betreffenden Abschnitt im Kapitel „Akquisitionen und Devestitionen".

Forschungsaufwendungen des voestalpine-Konzerns*

Mio. EUR

Brutto-F&E-Aufwendungen (ohne F&E-Anlageninvestitionen)


36,0
48,4
51,7
57,0
61,5
66,0
93,0
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08

* In den Werten für das Geschäftsjahr 2007/08 ist entsprechend dem Konsolidierungsbeginn am 1. Juli 2007 der F&E-Aufwand der Division Edelstahl (BÖHLER-UDDEHOLM) mit neun Monaten enthalten.

Im Zusammenhang mit dem forcierten Wissensaustausch und der Know-how-Verknüpfung quer über alle Konzernbereiche steht auch der „voestalpine-Forschertag", der im Geschäftsjahr 2007/08 erstmals unter Beteiligung von mehr als 200 konzernalen Forschungs- und Entwicklungsmitarbeitern aus aller Welt abgehalten wurde. Diese Veranstaltung, die eine zentrale Informationsplattform darstellt, aber in erster Linie dem persönlichen Erfahrungsaustausch dient, wird künftig regelmäßig durchgeführt.

F&E-Schwerpunkte im Geschäftsjahr 2007/08

Die strategischen Schwerpunkte der konzernalen Forschung und Entwicklung lagen auch im abgelaufenen Geschäftsjahr zum einen in der *Werkstoff- und Produktentwicklung* und zum anderen in der *Prozesstechnik*; der sehr umfassende Bereich der Prozesstechnik beinhaltet neue Produktions- und Verarbeitungsverfahren, die neben der Qualitätsverbesserung vor allem auf die weitere Optimierung des Rohstoff- und Energieeinsatzes und die kontinuierliche Verringerung prozessbedingter Emissionen abzielen.

Vor allem umweltrelevante Innovationen werden häufig auch mit industriellen Partnern entwickelt und stellen oft absolute Neuerungen dar. Als ein derartiges Projekt wurde etwa in der *Division Stahl* im vergangenen Geschäftsjahr das Vorhaben „Kunststoffeinsatz im Hochofen" erfolgreich großtechnisch realisiert[1].

Weitere Schwerpunkte stellen in dieser Division bereits seit Jahren vor allem die Entwicklung höchstfester Stähle und neuer

Oberflächenbeschichtungen dar, die jeweils insbesondere in Produkten für die Automobil- und Hausgeräteindustrie sowie im Energiebereich Anwendung finden.

Im abgelaufenen Geschäftsjahr wurde auch der Ausbau bzw. der teilweise Neubau des Forschungszentrums am Standort Linz beschlossen. Das „Innovationscenter Stahl" wird mit einem Investitionsvolumen von annähernd 15 Mio. EUR errichtet und über modernste Forschungseinrichtungen verfügen. Fertigstellung und Inbetriebnahme sind für Ende 2009 vorgesehen.

Die F&E-Aktivitäten der *Division Edelstahl* sind derzeit auf die Entwicklung von neuen pulvermetallurgischen Werkzeugstählen, Fülldrähten etwa für Anwendungen im Kraftwerks- und Chemieanlagenbau sowie von anspruchsvollen Schmiedeteilen aus intermetallischen Legierungen für die Luft- und Raumfahrtindustrie konzentriert. Darüber hinaus wird die Weiterentwicklung in den Bereichen metallurgische Verfahrens- und Umformtechnik konsequent vorangetrieben.

Die *Division Bahnsysteme* arbeitet in der Schienen- und Weichentechnologie am weiteren Ausbau ihrer weltweiten Technologieführerschaft. Basis dafür sind die Entwicklung höchstfester Stahlqualitäten und neuer Walzverfahren für Spezialschienen sowie die weitere Optimierung der Weichentechnologie im Hinblick auf deren Lebenszykluskosten. Innovationen bei höchstfesten Werkstoffen und neue Walztechnologien bilden auch die zentralen F&E-Schwerpunkte in den Geschäftsbereichen Walzdraht und Nahtlosrohr.

In der *Division Profilform* steht ebenfalls die langfristige Absicherung der technologisch führenden Position im Zentrum der Forschungs- und Entwicklungsaktivitäten. Schwerpunkte bilden derzeit das Rollformen von höchstfesten Stählen (etwa für die Automobilkarosserie), die Entwicklung neuer Leitschienensysteme und die weitere Optimierung vollautomatischer Inspektionssysteme zur verbesserten Qualitätssicherung. Die F&E-Tätigkeit der *Division Automotive* ist derzeit auf Bauteile aus presshärtenden Stählen („phs-ultraform®"-Qualitäten) und die Entwicklung von Sicherheitsteilen aus Spezialrohren, etwa für Airbags, fokussiert. Dabei wird die Forschung und Entwicklung gerade in dieser Division immer stärker konzernübergreifend ausgerichtet. Im Bereich der presshärtenden Stähle wurde im vergangenen Geschäftsjahr bereits erfolgreich mit der Produktion erster Serienteile für die Automobilindustrie begonnen.

Nationale und internationale Forschungszusammenarbeit

Neben den zahlreichen Kooperationen der voestalpine-Gruppe mit nationalen und internationalen Forschungs- und Ausbildungseinrichtungen sind auch die neuen *Kompetenzzentren*, die von der österreichischen Bundesregierung im vergangenen Jahr initiiert wurden, für die langfristige Weiterentwicklung des F&E-Bereiches von großer Bedeutung. Im Rahmen des Forschungsförderprogramms „COMET" ist der voestalpine-Konzern an insgesamt sechs großen und mittleren Kompetenzzentren maßgeblich beteiligt, wobei die Schwerpunkte in den Bereichen Metallurgie, Werkstoffentwicklung und Mechatronik liegen. Diesen Kompetenzzentren stehen – unabhängig von den konzerneigenen F&E-Mitteln – in den nächsten Jahren Forschungsmittel im Gesamtausmaß von rund 220 Mio. EUR zur Verfügung.

[1] Details dazu sind im vorangegangen Kapitel „Umwelt" dargestellt.

Risikomanagement

Risikomanagement dient sowohl der langfristigen Sicherung des Unternehmensbestandes als auch der Wertsteigerung und stellt somit einen wesentlichen Erfolgsfaktor für den Konzern dar.

Das bereits seit dem Geschäftsjahr 2000/01 bestehende *Risikomanagementsystem* der voestalpine-Gruppe wird als ureigenste Managementaufgabe wahrgenommen und bildet somit einen integralen Bestandteil der Geschäftsprozesse. Damit werden operative und strategische Risiken frühzeitig identifiziert, bewertet, geeignete Vorsorgemaßnahmen zur Abwendung von Gefahren eingeleitet und auch Chancen rechtzeitig erkannt.
In Anlehnung an seine „Strategischen Leitlinien" verfügt der Konzern auch über risikopolitische Leitsätze. Das Risikomanagementsystem in seiner Gesamtheit ist in Form einer allgemeinen, konzernweit gültigen Verfahrensanweisung verankert, die den überarbeiteten Grundsätzen des Risikomanagements sowie den Risikostrukturen gemäß COSO[1] entspricht. Identifizierte Risiken werden diesem internationalen Standard entsprechend strukturiert, bearbeitet und dokumentiert.
Mit dem Inkrafttreten des *Unternehmensrechts-Änderungsgesetzes* 2008 wird in Österreich die Bedeutung des internen Kontrollsystems („IKS") und damit des Risikomanagements erhöht sowie dessen Überwachung verstärkt.

Wie das Risikomanagementsystem insgesamt wird auch das interne Kontrollsystem im voestalpine-Konzern als Führungsaufgabe und integrierter Bestandteil bestehender Managementsysteme betrachtet. Die interne Revision überwacht als unabhängige unternehmensinterne Abteilung die Betriebs- und Geschäftsabläufe sowie das IKS; sie agiert bei der Berichterstattung und der Wertung der Prüfungsergebnisse weisungsungebunden.

Die bereits im Geschäftsbericht 2006/07 dargestellten *wesentlichen Risikofelder*[2] sowie die betreffenden Vorsorgemaßnahmen sind unverändert gültig. Es sind dies die Bereiche:

- Rohstoffverfügbarkeit/Rohstoffpreisabsicherung
- Ausfall von IT-Systemen
- Ausfall von Produktionsanlagen
- Verfügbarkeit ausreichender, qualifizierter Mitarbeiter
- Risiken aus dem Finanzbereich

Die CO_2-Thematik nach Ablauf von NAP II[3] (2012) ist im Kapitel „Umwelt" dieses Geschäftsberichtes dargestellt.

Neu erworbene Unternehmen werden spätestens ein Jahr nach deren Erwerb in das Risikomanagementsystem des voestalpine-Konzerns aufgenommen. So wurde die Einführung in der Division Edelstahl im abgelaufenen Geschäftsjahr eingeleitet, sie soll 2008/09 abgeschlossen werden.

Für die *in der Vergangenheit* im Konzern *festgestellten Risiken* wurden konkrete Maßnahmen erarbeitet und weitgehend bereits umgesetzt, wodurch das Risikopotenzial tendenziell kontinuierlich sinkt. Die erarbeiteten Maßnahmen zielten grundsätzlich entweder auf die Senkung der potenziellen Schadenshöhe oder die Verringerung der Eintrittswahrscheinlichkeit oder auf beides ab.

Zusammenfassend ist festzuhalten, dass die Risiken im voestalpine-Konzern begrenzt und überschaubar sind und den Fortbestand des Konzerns nicht gefährden.

[1] COSO (Committee of Sponsoring Organizations of the Tradeway Commission); eine unabhängige privatwirtschaftliche Organisation, die von den fünf größten mit Finanzberichterstattung befassten Verbänden getragen wird.
[2] Weitere Informationen zu den genannten Themenbereichen und zu den Finanzinstrumenten sind in den entsprechenden Kapiteln des Lageberichtes sowie im Anhang zum Geschäftsbericht (Kapitel „Finanzinstrumente") dargestellt.
[3] Nationaler Allokationsplan II.

Rechtliche Angaben

Das Grundkapital der voestalpine AG in der Höhe von 298.756.264,42 EUR ist in 164.439.033 auf Inhaber lautende Stückaktien geteilt. Stimmrechtsbeschränkungen oder besondere Kontrollrechte bestehen nicht (1 share = 1 vote). Der voestalpine AG sind keine Vereinbarungen ihrer Aktionäre bekannt, die Stimmrechte oder die Übertragung von Aktien beschränken.

Die Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG, Linz, sowie die voestalpine – Arbeitnehmer-Privatstiftung, Linz, halten jeweils mehr als 10 %, die Oberbank AG, Linz, und die AXA Group jeweils mehr als 5 % am Grundkapital der Gesellschaft. Die Stimmrechte der von der voestalpine – Arbeitnehmer-Privatstiftung für die Arbeitnehmer der an der Mitarbeiterbeteiligung teilnehmenden Konzerngesellschaften der voestalpine AG treuhändig gehaltenen Aktien werden durch den Vorstand der voestalpine – Arbeitnehmer-Privatstiftung ausgeübt. Die Art der Ausübung des Stimmrechts bedarf jedoch der Zustimmung des Beirates der voestalpine – Arbeitnehmer-Privatstiftung. Über die Zustimmung wird im Beirat mit einfacher Mehrheit beschlossen. Der Beirat ist paritätisch von je sechs Personen der Arbeitnehmer- und Arbeitgeberseite besetzt. Dem Vorsitzenden des Beirates, der von der Arbeitnehmerseite zu besetzen ist, steht ein Dirimierungsrecht zu.

Gemäß § 4 Abs. 2 der Satzung ist der Vorstand der voestalpine AG bis zum 30. Juni 2010 ermächtigt, das Grundkapital der Gesellschaft um bis zu 15.840.000 Stück Stückaktien (ca. 9,63 %) zur Ausgabe von Aktien an Arbeitnehmer, leitende Angestellte und Mitglieder des Vorstandes sowie um bis zu 31.680.000 Stück Stückaktien (ca. 19,27 %) für sonstige Zwecke zu erhöhen (genehmigtes Kapital). Soweit die Gläubiger der von der Gesellschaft im Juli 2005 begebenen Wandelanleihe vom Umtauschrecht Gebrauch machen, ist der Vorstand gemäß § 4 Abs. 6 der Satzung ferner ermächtigt, das Grundkapital um bis zu 15.840.000 Stück Stückaktien (ca. 9,63 %) zu erhöhen (bedingtes Kapital).

Der Vorstand der voestalpine AG ist gemäß Beschluss der Hauptversammlung vom 4. Juli 2007 bis zum 31. Dezember 2008 ermächtigt, insgesamt 10 % der Aktien der Gesellschaft zurückzukaufen. Von dieser Ermächtigung hat der Vorstand der voestalpine AG am 11. Dezember 2007 Gebrauch gemacht. Zum Ende des Geschäftsjahres 2007/08 belief sich die Anzahl der eigenen Aktien auf 5.203.295 Stück (3,16 % des Grundkapitals).

Die im Juli 2005 von der voestalpine AG begebene Wandelanleihe sowie die im Oktober 2007 begebene Hybridanleihe enthalten so genannte „change of control"-Klauseln. Gemäß § 11 der Bedingungen der Wandelanleihe haben Inhaber der Anleihe im Falle des Eintritts eines Kontrollwechsels bei der Gesellschaft das Recht, die Rückzahlung zu verlangen.
Gemäß § 3 Abs. 1 lit. b bzw. § 3 Abs. 2 lit. c der Emissionsbedingungen der Hybridanleihe erhöht sich der Festzinssatz in der Höhe von 7,125 % bzw. die Marge in der Höhe von 5,05 % 61 Tage nach Eintritt eines Kontrollwechsels um 5 %. Der voestalpine AG steht gemäß § 4 Abs. 5 lit. a der Emissionsbedingungen der Hybridanleihe ein Kündigungsrecht mit Wirkung bis spätestens 60 Tage nach Eintritt eines Kontrollwechsels zu.
Eine Änderung in der Kontrolle der voestalpine AG findet gemäß den Bedingungen der Wandelanleihe und den Emissionsbedingungen der Hybridanleihe statt, wenn eine kontrollierende Beteiligung im Sinne des österreichischen Übernahmegesetzes erworben wird.
Es gibt keine Entschädigungsvereinbarungen zwischen der Gesellschaft und ihren Vorstands- und Aufsichtsratsmitgliedern oder Arbeitnehmern für den Fall eines öffentlichen Übernahmeangebots.
Bestimmungen über die Ernennung und Abberufung der Mitglieder des Vorstands und des Aufsichtrats und über die Änderung der Satzung der Gesellschaft, die sich nicht unmittelbar aus dem Gesetz ableiten lassen, sind keine vorhanden.

Ausblick

Der Beginn des Geschäftsjahres 2008/09 stellt sich von der wirtschaftlichen Entwicklung her einigermaßen differenziert dar: Während die Lage der Realwirtschaft in Europa durch eine solide, von stabiler Nachfrage getragene Marktentwicklung geprägt ist, verstärken sich die Rezessionsbefürchtungen in den USA. Gelten China, Südostasien und Indien auch für die nächsten Jahre als verlässliche Motoren des globalen Wachstums, wird die weitere Entwicklung in Japan auf Grund offener Strukturbereinigungen in einer Reihe von Branchen, insbesondere im Bankenbereich, eher kritisch eingeschätzt.
Tatsche ist, dass die europäische Wirtschaft in den vergangenen zwölf Monaten sowohl mit den von den USA ausgegangenen Problemen im Gefolge der Subprime-Krise als auch mit dem nicht nur gegenüber dem US-Dollar, sondern auch einer Reihe anderer Währungen immer stärker werdenden Euro und mit den enorm gestiegenen Rohstoffpreisen überraschend gut zurechtgekommen ist. Dazu beigetragen haben vor allem eine – im globalen Vergleich – technologisch sehr gute Position in einer Reihe von Branchen, eine in den letzten Jahren verbesserte Kostenposition bzw. Produktivität und eine robuste Binnennachfrage in der EU der 27, die besonders von den jungen Mitgliedsstaaten in Zentral- und Osteuropa getragen wird.

Abgesehen von den nur schwer einschätzbaren Risiken aus der sämtliche bisherigen Vorstellungen sprengenden Ölpreisentwicklung deuten alle aktuellen Indikatoren einschließlich des Auftragseingangsgeschehens der vergangenen Monate auch für den weiteren Verlauf des Kalenderjahres 2008 auf keinen Abschwung in der wirtschaftlichen Entwicklung Europas hin. Konkret zeichnet sich damit für den voestalpine-Konzern eine gut abgesicherte Vollauslastung in allen Geschäftsbereichen bei tendenziell weiter steigendem Erlösniveau ab.

Vor diesem Hintergrund sollte es der *Division Stahl* auch in den kommenden Quartalen in allen Produktsegmenten möglich sein, allfällige weitere Kostensteigerungen auf der Rohstoffseite an den Markt weiterzugeben, zumal weder die Lagersituation in Europa noch die Entwicklung der Importe zur Jahresmitte 2008 Anlass zur Sorge bereiten und sich gleichzeitig der Bedarf aller wichtigen Kundenbranchen als stabil auf hohem Niveau darstellt.

Ein sehr ähnliches Bild ergibt sich auf der Nachfrageseite für die *Division Edelstahl*, wo vor allem ein nachhaltiger Bedarf im Energiebereich, im Maschinen- und Anlagenbau, am Chemie- und Petrochemiesektor sowie im Flugzeugbau in allen Geschäfts-

bereichen eine anhaltend positive Entwicklung erwarten lässt. Lediglich in Nordamerika – und hier wiederum vor allem bei Werkzeugstahl – zeichnet sich nach der deutlichen Konjunkturabkühlung des Vorjahres noch keine Trendumkehr ab, wobei sich hier die Schwäche der US-Währung zusätzlich erschwerend auswirkt.

Die *Division Bahnsysteme* profitiert weiterhin von einer global hervorragenden Nachfrage in allen Segmenten der Eisenbahn-Infrastruktur. Sowohl bei Schienen als auch bei Weichen sollte sich damit die gute Entwicklung der letzten Jahre weiter fortsetzen. Gleiches gilt für den Drahtbereich, wo vor allem im hochqualitativen Segment keinerlei Schwächezeichen am Markt erkennbar sind. Am Nahtlosrohrsektor hat sich der Abwärtstrend des vergangenen Jahres zuletzt nicht weiter fortgesetzt, hier zeichnet sich vielmehr für die kommenden Monate eine gewisse Entspannung am Markt ab.

Stabilität auf hohem Niveau kennzeichnet auch die Erwartungen in der *Division Profilform*. Dies gilt vor allem für Europa, wo sich zusätzliche Wachstumsimpulse aus den Märkten Zentral- und Osteuropas abzeichnen, vor allem getrieben durch einen immer noch enormen Nachholbedarf in den Bereichen Infrastruktur sowie Transport- und Lagertechnik. Die Konjunkturschwäche in Nordamerika betrifft die für die Division Profilform wesentlichen Aktivitätsfelder kaum; sie wird jedenfalls durch die sehr erfreuliche Entwicklung am neu erschlossenen brasilianischen Markt mehr als kompensiert.

In der *Division Automotive* sollte sich der Aufwärtstrend der letzten Jahre auf Grund eines insgesamt anhaltend freundlichen Marktumfeldes in Europa weiter fortsetzen. Eine offensive Marktbearbeitung bei gleichzeitiger konsequenter Portfoliobereinigung im Sinne einer Fokussierung auf immer anspruchsvollere Zulieferteile wird die Positionierung der Division zusätzlich stärken. Auf der Kostenseite stellen die für die nächsten Quartale schwer abschätzbaren Vormaterialpreise – ähnlich wie in der Division Profilform – einen gewissen Unsicherheitsfaktor dar.

Im Hinblick auf die anhaltend günstige Entwicklung des konjunkturellen Umfeldes aller fünf Divisionen zeichnet sich aus heutiger Sicht für den *voestalpine-Konzern* trotz enorm gestiegener Rohstoffpreise und einer für das letzte Quartal des Geschäftsjahres noch nicht abschließend überblickbaren Konjunktursituation auch 2008/09 ein operatives Ergebnis in der Größenordnung des vergangenen Jahres ab.

Division Stahl

Kennzahlen der Division Stahl

Mio. EUR

	2006/07	2007/08
Umsatzerlöse	3.680,1	3.942,8
EBITDA	728,4	891,6
EBITDA-Marge	19,8 %	22,6 %
EBIT	544,1	684,4
EBIT-Marge	14,8 %	17,4 %
Mitarbeiter	9.592	9.829

Kunden der Division Stahl

in % des Divisionsumsatzes
Geschäftsjahr 2007/08


16 %
Energieindustrie
8 %
Haushaltsgeräteindustrie
19 %
Bauindustrie
24 %
Maschinen- und Stahlbau
7 %
Sonstige
26 %
Automobilindustrie

Märkte der Division Stahl

in % des Divisionsumsatzes
Geschäftsjahr 2007/08


29 %
Österreich
6 %
Asien
19 %
Übriges Europa
4 %
Polen
3 %
Übrige Welt
21 %
Deutschland
14 %
Italien
4 %
Beneluxstaaten

Marktumfeld und Geschäftsverlauf

Die globale Stahlkonjunktur war im Verlauf des Geschäftsjahres 2007/08 von einer nachfrage- und preisseitig weiterhin sehr guten Entwicklung geprägt.
Der weltweit steigende Stahlbedarf führte 2007 zu einem Anstieg der Weltrohstahlproduktion um 8 % von 1,24 Mrd. Tonnen auf den neuen Rekordwert von 1,34 Mrd. Tonnen. Treibende Kraft hinter dieser Entwicklung war nach wie vor der asiatische Raum und hier insbesondere China, das seine Produktion um 15,6 % auf 489 Mio. Tonnen steigerte. In den Ländern der Europäischen Union (EU-27) fiel die Produktionssteigerung mit 1,7 % auf eine Gesamtmenge von 210 Mio. Tonnen hingegen vergleichsweise moderat aus. Hauptgrund dafür war ein vorübergehendes, überproportionales Anwachsen der Importe im Verlauf der zweiten Jahreshälfte.

Highlights

- Umsatzanstieg um 7 % von 3.680 Mio. EUR auf 3.943 Mio. EUR.
- EBIT um rund 26 % von 544 Mio. EUR auf 684 Mio. EUR, EBIT-Marge von 14,8 % auf 17,4 % gesteigert.
- Gestiegene Nachfrage und höheres Preisniveau können Rohstoffpreissteigerungen mehr als kompensieren.
- Umsatz und Ergebnis dank hervorragendem Geschäftsverlauf auf neuem Rekordniveau.

Die Kehrseite des Produktionswachstums waren weiterhin steigende Preise auf den Rohstoffmärkten. *(Siehe dazu auch das Kapitel „Rohstoffe und Energie" im Lagebericht.)* Der rohstoffbedingte Kostenanstieg konnte jedoch im Verlauf des Geschäftsjahres durch entsprechende Preiserhöhungen mehr als kompensiert werden.

Die importbedingt hohen Lagerbestände gegen Jahresende haben sich in den ersten Monaten des Jahres 2008 auf Grund rückläufiger Importe – vor allem aus China – und einer hohen europäischen Binnennachfrage wieder auf ein normales Niveau reduziert.

Die konjunkturelle Situation in den einzelnen Abnehmerbranchen stellte sich im abgelaufenen Geschäftsjahr durchwegs günstig dar. Die Nachfrage nach anspruchsvollen Stahlqualitäten wurde von Produktionszuwächsen der europäischen Automobilindustrie und der Hausgerätehersteller sowie der guten Auftragslage der Bau- und Bauzulieferbranche getrieben. Eine sehr positive Entwicklung war auch in den Bereichen Rohre und Profile sowie Radiatoren zu verzeichnen. Unverändert stark stellt sich auch der Energiebereich mit anhaltend hohem Bedarf sowohl an hochwertigen Grobblechen als auch an anspruchsvollen Gießereiprodukten (Turbinenbau) dar.

Entwicklung der Kennzahlen

Das sehr gute Marktumfeld und die entsprechend günstige Nachfrage- und Preisentwicklung in allen Produktbereichen spiegeln sich im Geschäftsverlauf der Division Stahl in einem deutlichen Umsatz- und Er-

gebniszuwachs auf jeweils neue Rekordwerte wider.
Die *Umsatzerlöse* lagen demzufolge mit 3.942,8 Mio. EUR um 7,1 % über jenen des Vorjahres (3.680,1 Mio. EUR). Das operative Ergebnis *(EBIT)* verbesserte sich um knapp 26 % von 544,1 Mio. EUR auf 684,4 Mio. EUR. Mit einem deutlichen Anstieg der *EBIT-Marge* von 14,8 % auf 17,4 % löste die Division Stahl im Geschäftsjahr 2007/08 die Division Bahnsysteme als profitabelsten Bereich des voestalpine-Konzerns in den vergangenen beiden Jahren ab.
Die neuerliche Ergebnisverbesserung wurde sowohl vom größten Segment, den Bandprodukten, als auch vom Produktbereich Grobblech getragen. Neben einer weiteren Verbesserung des Produktmix – dem investitionsbedingten Ausbau der Kapazitäten in Richtung höchstwertiger Qualitäten mit entsprechenem Margenprofil – und konsequent fortgesetzten Kostenoptimierungsmaßnahmen resultiert das überdurchschnittliche Ergebniswachstum vor allem aus einem um rund 8 % über dem Vorjahr liegenden durchschnittlichen Erlösniveau.

Nach einer vorübergehenden Ergebnisabschwächung im 3. Quartal des Geschäftsjahres, die vor allem auf einen Mengenrückgang infolge geplanter Anlagenstillstände zurückzuführen war, konnte im 4. Quartal wieder ein deutlich höheres Ergebnisniveau erzielt werden. Die Gründe dafür waren zum einen die über dem unmittelbaren Vorquartal liegenden Produktions- und Absatzmengen sowie zum anderen das nach Inkrafttreten der zu Jahresbeginn neu abgeschlossenen Verträge gestiegene Preisniveau.

Per 31. März 2008 waren in der Division Stahl 9.829 *Mitarbeiter* beschäftigt, das entspricht gegenüber dem Vorjahr (9.592) einem Anstieg um 2,5 %, der im Wesentlichen auf investitionsbedingte Neueinstellungen zurückzuführen ist. Darüber hinaus wurde im Geschäftsjahr 2007/08 auch die Lehrlingsausbildung weiter forciert: Die Zahl der in der größten und modernsten Lehrwerkstätte Österreichs am Standort Linz für den Eigenbedarf ausgebildeten Jugendlichen stieg gegenüber dem Vorjahr um 12,4 % von 434 auf 488 Lehrlinge.

Quartalsentwicklung

	1. Quartal 2007/08	2. Quartal 2007/08	3. Quartal 2007/08	4. Quartal 2007/08	GJ 2007/08
Umsatzerlöse	964,7	949,7	949,0	1.079,4	3.942,8
EBITDA	235,8	234,5	192,2	229,1	891,6
EBITDA-Marge	24,4 %	24,7 %	20,3 %	21,2 %	22,6 %
EBIT	186,8	182,5	139,5	175,6	684,4
EBIT-Marge	19,4 %	19,2 %	14,7 %	16,3 %	17,4 %
Mitarbeiter	9.621	9.650	9.712	9.829	9.829

Mio. EUR

Division Edelstahl[1]

Kennzahlen der Division Edelstahl

Mio. EUR	2007/08	2007/08 pro forma vor PPA
Umsatzerlöse	2.758,5	2.758,5
EBITDA	306,8	438,8
EBITDA-Marge	11,1 %	15,9 %
EBIT	5,8	356,2
EBIT-Marge	0,2 %	12,9 %
Mitarbeiter	15.453	15.453

Kunden der Division Edelstahl

in % des Divisionsumsatzes
Geschäftsjahr 2007/08


24 %
Automobilindustrie
16 %
Energieindustrie
5 %
Bauindustrie
11 %
Haushaltsgeräte/
Konsumgüterindustrie
11 %
Sonstige
28 %
Maschinen- und Stahlbau
5 %
Flugzeugindustrie

Märkte der Division Edelstahl

in % des Divisionsumsatzes
Geschäftsjahr 2007/08


4 %
Frankreich
31 %
Deutschland
5 %
Österreich
5 %
Übrige Welt
9 %
Amerika
6 %
Italien
21 %
Übriges Europa
11 %
Asien
8 %
Brasilien

Highlights

- Der Umsatzbeitrag der seit Juli 2007 konsolidierten Division beläuft sich auf 2 758 Mio. EUR, das EBIT[1] erreicht (auf Stand-alone-Basis) 356 Mio. EUR.
- Die Division setzt ihren Wachstumskurs mit Steigerungen von Umsatz und Ergebnis auf neue Rekordwerte ungebrochen fort.
- Sehr gute Konjunkturentwicklung mit stabil hoher Nachfrage in sämtlichen Märkten, Abnehmerbranchen und Produktsegmenten sichern stabile Vollauslastung.

Marktumfeld und Geschäftsverlauf

Das abgelaufene Geschäftsjahr der BÖHLER-UDDEHOLM-Gruppe (Division Edelstahl) war von einem sehr guten Konjunkturverlauf in allen wesentlichen Produktsegmenten und Regionen geprägt. Dabei sind vor allem die europäischen Märkte, insbesondere Deutschland, sowie die Wachstumsmärkte in Asien und Südamerika hervorzuheben. Eine Ausnahme bildete lediglich Nordamerika, wo sich der Markt für Werkzeugstahl und einige andere spezielle Produktsegmente weiter abschwächte.

Die Division Edelstahl verzeichnete eine deutlich gestiegene Nachfrage aus praktisch allen wichtigen Abnehmerbranchen, insbesondere aus dem Energiesektor, dem Ölfeldausrüstungsbereich, der Chemie und Petrochemie, dem Anlagen- und Maschinenbau sowie der Luftfahrtindustrie. Insgesamt gelang der Division gegenüber dem Vorjahr eine weitere Steigerung bei den Auftragseingängen und damit eine anhaltende Vollauslastung sämtlicher (im Jahresverlauf durch umfangreiche Investitionen erweiterten) Produktionskapazitäten.
Negativ wirkten sich jedoch die ungünstigen Wechselkursrelationen von Fremdwährungen gegenüber dem Euro aus, die sich im Jahresverlauf weiter verschärften. Dies gilt vor allem für den US-Dollar, aber auch für den brasilianischen Real und die schwedische Krone.
Der teilweise sehr markante Anstieg der Legierungspreise im Berichtszeitraum konnte hingegen über den Mechanismus des „Legierungspreisanhängers" (direkte Weiterverrechnung von Legierungspreiserhöhungen an die Kunden) an den Markt weitergegeben werden.

Im größten Bereich – *High Performance Metals* – führte die hervorragende Konjunktur im Werkzeug-, Formen- und Maschinenbau zu einer entsprechenden Steigerung der Absatzmengen bei einem stabil guten Preisniveau und damit insgesamt zu einem deutlichen Umsatz- und Ergebnisanstieg. Dasselbe gilt für den Geschäftsbereich *Welding Consumables*, für den der Kraftwerks- und Anlagenbau, die Petrochemie, der landwirtschaftliche Maschinenbau sowie das Offshore-Segment die primären Nachfragetreiber waren.

Ebenso deutlich verbessert stellten sich Umsatz und Ergebnis des Geschäftsbereiches *Precision Strip* dar, der insbesondere von

[1] Siehe dazu auch die Erläuterungen zur Purchase Price Allocation (PPA) auf der Umschlaginnenseite.

einer sehr dynamischen Entwicklung der europäischen metallverarbeitenden Industrie profitierte und im abgelaufenen Geschäftsjahr die höchste Profitabilität innerhalb der Division Edelstahl auswies.

Auch der Geschäftsbereich *Special Forgings*, in dem die Schmiedeaktivitäten zusammengefasst sind, konnte Umsatz, Ergebnis und Profitabilität gegenüber dem Vorjahr deutlich steigern. Die gute Mengennachfrage vor allem aus den Sektoren Flugzeugbau, Energieerzeugung und Nutzfahrzeugbau sowie ein höheres Preisniveau konnten in diesem Bereich, der rund 40 % seines Umsatzes im Dollarraum erzielt, die Ergebnisbelastung aus der ungünstigen Währungsrelation gegenüber dem Euro damit mehr als kompensieren.

Entwicklung der Kennzahlen

Auf Grund des sehr positiven Marktumfeldes konnten alle vier Unternehmensbereiche der Division Edelstahl signifikante Steigerungen bei Umsatz und Ergebnis erzielen. Die *Umsatzerlöse* erreichten im Konsolidierungszeitraum (1. Juli 2007 bis 31. März 2008) mit 2.758,5 Mio. EUR einen neuen 9-Monats-Rekordwert, der einerseits auf deutlich gestiegene Absatzmengen in sämtlichen Märkten und andererseits auf ein im Durchschnitt über dem Vorjahr liegendes Preisniveau zurückzuführen ist.

Das *EBIT* für die neun Monate seit Konsolidierungsbeginn übertraf (auf Stand-alone-Basis, d. h. ohne Berücksichtigung der PPA) mit 356,2 Mio. EUR ebenfalls den bisherigen 9-Monats-Bestwert und wurde durch deutliche Zuwächse in allen Geschäftsbereichen getragen. Auf Grund der buchtechnischen Effekte der PPA wird im Konzernabschluss der voestalpine AG für die Division Edelstahl jedoch lediglich ein EBIT von 5,8 Mio. EUR ausgewiesen.
Die *EBIT-Marge* beträgt 12,9 % vor PPA bzw. 0,2 % nach PPA.

Zum Ende des Geschäftsjahres 2007/08 waren in der Division Edelstahl weltweit 15.453 *Mitarbeiter* beschäftigt, der Großteil (rund 11.100) davon an Standorten außerhalb Österreichs. Darüber hinaus bildeten die Unternehmen der BÖHLER-UDDEHOLM-Gruppe – schwerpunktmäßig in Österreich und Deutschland – 437 Jugendliche aus.

Purchase Price Allocation

Der Umschlag des Vorratsvermögens bzw. die erhöhte Abschreibung auf die im Zuge der PPA aktivierten Vermögensgegenstände bewirken eine Minderung des EBIT der Division Edelstahl um rund 350 Mio. EUR, die sich *(siehe Grafik)* wie folgt zusammensetzen.

In der zweiten Grafik ist die voraussichtliche Ergebnisauswirkung auf die zukünftigen Geschäftsjahre dargestellt. Auf Grund des Wegfalls der kurzfristigen Effekte im Bereich der Vorräte und des Auftragsstandes ist über die Jahre eine stark degressive Ergebnisbeeinflussung zu erwarten.

Purchase Price Allocation per 31. März 2008

Mio. EUR


356
27
63
68
60
132
6
EBIT Div. Edelstahl vor PPA
Sach-anlage-vermögen
Techno-logie
Kunden-beziehungen
Auftrags-stand
Vorräte
EBIT Div. Edelstahl nach PPA

Voraussichtliche EBIT- und EBITDA-Auswirkungen der PPA auf die zukünftigen Geschäftsjahre

Mio. EUR


EBIT
EBITDA
350
132
225
33
116
67
45
24
2
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14

Quartalsentwicklung

	1. Quartal 2007/08	2. Quartal 2007/08	3. Quartal 2007/08	4. Quartal 2007/08	GJ 2007/08
Umsatzerlöse	–	907,6	908,3	942,6	2.758,5
EBITDA	–	103,2	106,3	97,3	306,8
vor PPA	–	149,4	152,5	136,9	438,8
EBITDA-Marge	–	11,4 %	11,7 %	10,3 %	11,1 %
vor PPA	–	16,5 %	16,8 %	14,5 %	15,9 %
EBIT	–	2,8	4,1	–1,1	5,8
vor PPA	–	122,8	124,1	109,3	356,2
EBIT-Marge	–	0,3 %	0,5 %	–0,1 %	0,2 %
vor PPA	–	13,5 %	13,7 %	11,6 %	12,9 %
Mitarbeiter	–	15.053	15.217	15.453	15.453

Mio. EUR

Division Bahnsysteme

Kennzahlen der Division Bahnsysteme

Mio. EUR

	2006/07	2007/08
Umsatzerlöse	2.056,3	2.211,4
EBITDA	424,7	402,8
EBITDA-Marge	20,7 %	18,2 %
EBIT	337,5	315,3
EBIT-Marge	16,4 %	14,3 %
Mitarbeiter	7.523	7.827

Kunden der Division Bahnsysteme

in % des Divisionsumsatzes
Geschäftsjahr 2007/08


4 %
Maschinen- und Stahlbau
15 %
Energieindustrie
59 %
Eisenbahnsysteme
15 %
Automobilindustrie
2 %
Förder- und Lagertechnik
1 %
Sonstige
4 %
Bauindustrie

Märkte der Division Bahnsysteme

in % des Divisionsumsatzes
Geschäftsjahr 2007/08


7 %
Beneluxstaaten
28 %
Deutschland
12 %
Österreich
7 %
Übrige Welt
9 %
Asien
20 %
Übriges Europa
5 %
Italien
12 %
Amerika

Highlights

- Umsatzanstieg um 7,5 % von 2.056 Mio. EUR auf 2.211 Mio. EUR.
- EBIT mit 316 Mio. EUR und EBIT-Marge mit 14,3 % trotz leichtem Rückgang weiterhin auf sehr hohem Niveau.
- Weitere Mengen- und Ergebnissteigerungen in den Geschäftsbereichen Schienentechnik, Weichentechnik und Draht durch sehr gutes Marktumfeld kompensieren annähernd die schwächere Entwicklung bei Nahtlosrohren.

Marktumfeld und Geschäftsverlauf

Das Geschäftsjahr 2007/08 war von einer ausgezeichneten Marktsituation sowohl bei den Bahn- und Drahtaktivitäten als auch bei Stahl-Halbzeug (Knüppel, Blooms) geprägt. Erkennbar schwächer als in den vergangenen Boomjahren, aber immer noch auf gutem Niveau verlief die Entwicklung bei Nahtlosrohren.

Die sich bereits im vergangenen Geschäftsjahr abzeichnende Belebung der Bahninfrastrukturtätigkeit gewann sowohl in Europa als auch auf den internationalen Märkten weiter an Dynamik. So konnte dem steigenden Bedarf nach Premium-Schienen nur durch weitere Produktions- und Produktivitätssteigerungen im neuen Schienenwalzwerk (Donawitz) Rechnung getragen werden, während das Wachstum in der Weichentechnik von Exportprojekten im Überseebereich, aber auch vom innovativen Hytronics-Bereich getrieben wurde.

Entsprechend der allgemeinen Branchenkonjunktur lag die Nachfrage nach Knüppeln und Blooms sowohl für die Verarbeitungsunternehmen der Division als auch den externen Markt im Geschäftsbereich Stahl über der Produktionskapazität. Dies, obwohl die Erzeugungsmenge infolge von produktionssteigernden Maßnahmen trotz der Erneuerung (Zustellung) eines Hochofens im Sommer 2007 annähernd auf Vorjahresniveau gehalten werden konnte.

Sehr positiv stellte sich das Umfeld auch im Bereich Qualitätsdraht dar. Die Absatzmengen konnten gegenüber dem Vorjahr auf Grund der hohen Nachfrage nochmals gesteigert werden, was in Verbindung mit einem anhaltend guten Preisniveau zu einem erneut hohen Ergebnis führte. Zusätzlich wirkten sich Synergien zwischen den beiden österreichischen Standorten und dem im Vorjahr akquirierten deutschen Drahtverarbeitungsunternehmen positiv auf die Entwicklung dieses Bereichs aus.

Im Segment Nahtlosrohr führte die seit Langem anhaltende Attraktivität des Marktes zum Eintritt zahlreicher neuer, vorwiegend asiatischer Anbieter und zu entsprechendem Preisdruck bei Standardqualitäten. Insgesamt verzeichnete dieser Geschäftsbereich vor diesem Hintergrund einen deutlichen Umsatz- und Ergebnisrückgang, wobei die Vorjahreswerte ein absolutes Alltime-High darstellten. Neben neuen Mitbewerbern war die schwächere Entwicklung auch auf den weiteren Rückgang des US-Dollar-Kurses

und eine gesunkene Dynamik in einzelnen Märkten zurückzuführen. Durch die konsequente Fokussierung auf Spezialprodukte konnte dennoch auch im Geschäftsbereich Nahtlosrohre ein nach wie vor erfreuliches Ergebnis- und Margenniveau erreicht werden.

Entwicklung der Kennzahlen

Der unterschiedliche Geschäftsverlauf in den einzelnen Bereichen spiegelt sich in einer differenzierten Umsatz- und Ergebnisentwicklung auf Divisionsebene wider. Einer *Umsatzsteigerung* um 7,5 % von 2.056,3 Mio. auf 2.211,4 Mio. EUR stand ein leichter Rückgang des *EBIT* um 6,6 % von 337,5 Mio. EUR auf 315,3 Mio. EUR gegenüber.
Der Umsatzanstieg war auf höhere Absatzmengen in den Bereichen Schienentechnik, Weichentechnik und Draht sowie Preissteigerungen auf Grund der Weitergabe der gestiegenen Rohstoffkosten zurückzuführen.

Beim EBIT konnten weitere Steigerungen bei Schienen und Weichen sowie ein stabil hohes Niveau beim Draht den Rückgang im Geschäftsbereich Nahtlosrohr nicht zur Gänze kompensieren. Berücksichtigt man die Ergebnisbelastung durch externe Zukäufe von Vormaterial für die Schienenproduktion, die durch den Mengenentfall auf Grund einer Hochofenzustellung erforderlich waren, so konnte ein nahezu gleiches wirtschaftliches Ergebnis wie im vorherigen Geschäftsjahr erzielt werden.

In Verbindung mit dem Umsatzanstieg führte das leicht rückläufige Ergebnis dazu, dass sich die *EBIT-Marge* der Division Bahnsysteme im Geschäftsjahr 2007/08 mit 14,3 % etwas schwächer als im Vorjahr (16,4 %) darstellte.

Zum Ende des Geschäftsjahres 2007/08 beschäftigte die Division 7.827 *Mitarbeiter*. Der 4%ige Anstieg gegenüber dem Vorjahr (7.523) ergab sich durch eine auftragsbedingt sehr gute Beschäftigungslage überwiegend im Bereich der VAE-Gruppe. Die Mehrheit der Mitarbeiter der Division (4.278 gegenüber 4.078) war zum Bilanzstichtag außerhalb Österreichs beschäftigt.
Weiter erhöht hat sich im abgelaufenen Geschäftsjahr auch die Anzahl der Lehrlinge (von 210 auf 219 Jugendliche), die überwiegend an den österreichischen und deutschen Produktionsstandorten ausgebildet werden.

Quartalsentwicklung

	1. Quartal 2007/08	2. Quartal 2007/08	3. Quartal 2007/08	4. Quartal 2007/08	GJ 2007/08
Umsatzerlöse	585,5	543,6	513,9	568,4	2.211,4
EBITDA	115,1	105,4	93,5	88,8	402,8
EBITDA-Marge	19,7 %	19,4 %	18,2 %	15,6 %	18,2 %
EBIT	93,7	83,5	71,6	66,5	315,3
EBIT-Marge	16,0 %	15,4 %	13,9 %	11,7 %	14,3 %
Mitarbeiter	7.656	7.751	7.775	7.827	7.827

Mio. EUR

Division Profilform

Kennzahlen der Division Profilform

Mio. EUR

	2006/07	2007/08
Umsatzerlöse	969,5	1.138,7
EBITDA	173,3	186,8
EBITDA-Marge	17,9 %	16,4 %
EBIT	145,6	158,7
EBIT-Marge	15,0 %	13,9 %
Mitarbeiter	3.314	3.794

Kunden der Division Profilform

in % des Divisionsumsatzes
Geschäftsjahr 2007/08


20 %
Automobilindustrie
4 %
Maschinen- und Stahlbau
33 %
Bauindustrie
2 %
Energieindustrie
18 %
Förder- und Lagertechnik
23 %
Sonstige

Märkte der Division Profilform

in % des Divisionsumsatzes
Geschäftsjahr 2007/08


19 %
Deutschland
13 %
Frankreich
6 %
Österreich
8 %
Amerika
20 %
Übriges Europa
16 %
Großbritannien
7 %
Übrige Welt
11 %
Beneluxstaaten

Highlights

- Umsatzanstieg auf erstmals über 1 Mrd. EUR.
- Bisheriges Rekordergebnis aus dem Vorjahr nochmals um 9 % auf 159 Mio. EUR verbessert.
- Konjunktur in den für die Division entscheidenden Branchen und Marktregionen führt zu Mengensteigerungen in allen Produktbereichen.
- Durch weitere Akquisitionen wird die Marktposition in Nordamerika nachhaltig ausgebaut und der Eintritt in den stark wachsenden südamerikanischen Markt vollzogen.

Marktumfeld und Geschäftsverlauf

Die sehr gute Konjunkturentwicklung, insbesondere in Europa einschließlich Osteuropa, und die außerordentlich hohe und stabile Nachfrage aus allen Abnehmerbranchen bildeten im Geschäftsjahr 2007/08 die wesentlichen Wachstumstreiber für die Division Profilform. Sie konnte neben einer deutlichen Umsatzsteigerung auch eine weitere Verbesserung ihres Ergebnisses erzielen und damit ihre bisherigen Rekordwerte aus dem Vorjahr neuerlich übertreffen.

Neben dem positiven Marktumfeld trugen dazu auch die gesteigerten Produktions- und Absatzmengen bei, die durch forcierte Investitionen in Kapazitätserweiterungen an fast allen Produktionsstandorten ermöglicht wurden und mit denen der höheren Nachfrage sowohl nach anspruchsvollen Spezialprofilen und Sonderrohren als auch nach Lager-Logistiksystemen Rechnung getragen werden konnte.

Die gestiegenen Mengen führten in Verbindung mit der starken Marktposition zu einem höheren Erlösniveau, über das die Verteuerung bei den Vormaterialien – insbesondere Stahl – kompensiert und das Ergebnis nochmals verbessert werden konnte. Der konsequenten Globalisierungsstrategie der Division wurde im Geschäftsjahr 2007/08 mit Akquisitionen in den USA und Brasilien – und damit dem Einstieg in den wichtigsten Wachstumsmarkt Südamerika – Rechnung getragen. Sie verfügt nunmehr über 16 kundennahe Produktionsstandorte in Europa, Russland, den USA und Brasilien.

Entwicklung der Kennzahlen

Die regionale Ausweitung der Geschäftstätigkeit in Nord- und Südamerika führte zusammen mit höheren Liefermengen und gestiegenen Vormaterialpreisen zu einem gegenüber dem Vorjahr um 17,5 % von 969,5 Mio. EUR auf 1.138,7 Mio. EUR – und damit erstmalig auf über 1 Mrd. EUR – gestiegenen Umsatz.

Gleichzeitig erreichte die Division im Geschäftsjahr 2007/08 mit 158,7 Mio. EUR auch das höchste *EBIT* ihrer Geschichte.

Gegenüber dem Vorjahr (145,6 Mio. EUR) entspricht dies einer Ergebnissteigerung um 9 %. Trotz der Verteuerungen beim Vormaterial konnte die EBIT-Marge mit 13,9 % nahezu auf dem Vorjahresniveau (15,0 %) gehalten werden.

Die beiden im Laufe des Geschäftsjahres erworbenen Unternehmen Sharon Custom Metal Forming Inc. (USA) und Meincol Distribuidora de Aços S.A. (Brasilien) wurden mit Jänner 2008 erstmalig konsolidiert und trugen zusammen 35 Mio. EUR zum Divisionsumsatz bei.

Zum 31. März 2008 beschäftigte die Division 3.794 *Mitarbeiter* und damit – überwiegend akquisitionsbedingt – um 14,5 % mehr als im Jahr zuvor (3.314). Mit 2.927 Personen war der weitaus überwiegende Teil der Belegschaft an Standorten außerhalb Österreichs tätig. Darüber hinaus standen zum Ende des Geschäftsjahres 2007/08 141 Jugendliche in Ausbildung. Das entspricht einem Anstieg um 14,6 %, der hauptsächlich vom Ausbau der Lehrlingsausbildung an den österreichischen Standorten und durch den Unternehmenserwerb in Brasilien getragen wurde.

Quartalsentwicklung

	1. Quartal 2007/08	2. Quartal 2007/08	3. Quartal 2007/08	4. Quartal 2007/08	GJ 2007/08
Umsatzerlöse	280,6	273,6	268,2	316,3	1.138,7
EBITDA	44,6	46,1	46,6	49,5	186,8
EBITDA-Marge	15,9 %	16,9 %	17,4 %	15,7 %	16,4 %
EBIT	38,1	39,3	40,0	41,3	158,7
EBIT-Marge	13,6 %	14,4 %	14,9 %	13,0 %	13,9 %
Mitarbeiter	3.343	3.383	3.356	3.794	3.794

Mio. EUR

Division Automotive[1]

Kennzahlen der Division Automotive

Mio. EUR

	2006/07*	2007/08
Umsatzerlöse	714,4	947,5
EBITDA	84,1	114,7
EBITDA-Marge	11,8 %	12,1 %
EBIT	41,2	60,2
EBIT-Marge	5,8 %	6,4 %
Mitarbeiter	3.787	4.144

* Rückwirkend angepasst

Kunden der Division Automotive

in % des Divisionsumsatzes
Geschäftsjahr 2007/08


74 %
Automobilindustrie
14 %
Bauindustrie
10 %
Sonstige
2 %
Haushaltsgeräteindustrie

Märkte der Division Automotive

in % des Divisionsumsatzes
Geschäftsjahr 2007/08


59 %
Deutschland
4 %
Österreich
4 %
Übrige Welt
4 %
Beneluxstaaten
17 %
Übriges Europa
6 %
Frankreich
6 %
Großbritannien

Highlights

- Umsatz, Ergebnis und EBIT-Marge erreichen höchste Werte seit Gründung der Division.
- Umsatz steigt um fast 33 % auf 947,5 Mio. EUR.
- EBIT verbessert sich um 46 % auf 60 Mio. EUR – EBIT-Marge mit 6,4 % erstmals über 6 %.
- Gute Auftragslage und erfolgreiche Integration neu akquirierter Unternehmen.
- Konsequente Portfoliobereinigung hebt Profitabilität der Division nachhaltig.

Marktumfeld und Geschäftsverlauf

Sowohl die globale Automobilproduktion als auch der -absatz erhöhten sich 2007 um jeweils etwa 5 % und erreichten damit ein neues Rekordniveau. Europa lag mit einer Produktionssteigerung um 6 % über dem weltweiten Durchschnitt. Neben der anhaltenden Dynamik in Ost- und Südosteuropa (einschließlich Russland und der Türkei) mit einem Wachstum von rund 18 % hat dazu auch die Trendumkehr in Westeuropa beigetragen, wo nach der rückläufigen Tendenz der vergangenen Jahre (einem Minus von 1,6 % noch im Jahr 2006) wieder eine Produktionssteigerung um fast 2,5 % erzielt wurde.
Der guten nachfrageseitigen Entwicklung standen weiter gestiegene Vormaterialpreise gegenüber, die aber auf Grund des gleichzeitig verschärften Kostendrucks seitens der OEM[2] nur bedingt an die Kunden weitergegeben werden konnten. Unter anderem als Folge dessen hat sich im abgelaufenen Jahr auch die Konsolidierung der Automobilzulieferindustrie weiter beschleunigt.

Die gute Entwicklung der (für den voestalpine-Konzern vor allem relevanten) europäischen Automobilkonjunktur führte zu entsprechend hohen Auftragseingängen in allen Segmenten der Division Automotive. Anhaltend positiv entwickelten sich im Verlauf des Geschäftsjahres 2007/08 insbesondere die Bereiche lasergeschweißte Platinen, Präzisionsteile und Sicherheitstechnik.

Entwicklung der Kennzahlen

Der Geschäftsverlauf war vom günstigen Marktumfeld und der weiter forcierten Konzentration der Aktivitäten auf technologieintensive Bereiche rund um den Werkstoff Stahl geprägt.
Mit jeweils überdurchschnittlichen Steigerungen gegenüber dem Vorjahr konnte die Division Automotive sowohl ihren bisher höchsten Umsatz als auch das mit Abstand

[1] Vorjahrswerte rückwirkend angepasst.
[2] Original Equipment Manufacturer, Automobilhersteller.

beste Ergebnis seit ihrer Gründung 2001 erzielen.
Die *Umsatzerlöse* stiegen im Geschäftsjahr 2007/08 um 32,6 % von 714,4 Mio. EUR auf 947,5 Mio. EUR. Neben organischem Wachstum in den Bereichen lasergeschweißte Platinen, Präzisionsteile und Sicherheitstechnik resultiert der Umsatzzuwachs hauptsächlich aus der erstmaligen vollen Konsolidierung der im Vorjahr akquirierten deutschen Unternehmen Gutbrod Stanz- und Umformtechnik GmbH, Gutbrod Schmölln GmbH, voestalpine Hügel GmbH & Co. KG und der Dancke-Gruppe. Der auf diese Akquisitionen zurückzuführende Umsatzzuwachs gegenüber dem Vorjahr belief sich auf 191,1 Mio. EUR.
In den vorliegenden Ziffern nicht mehr berücksichtigt wurden demgegenüber die Kunststoffaktivitäten der Division sowie die französische Gesellschaft Amstutz Levin & Cie. Der Beschluss, diese Unternehmen im Zuge der Portfoliobereinigung zu devestieren, wurde im 4. Quartal des Geschäftsjahres 2007/08 getroffen. Die Gesellschaften sind daher im Jahresabschluss 2007/08 als „aufgegebene Geschäftsbereiche" ausgewiesen. *(Details dazu im Kapitel „Akquisitionen und Devestitionen" bzw. im Aktionärsbrief über die ersten drei Quartale des Geschäftsjahres 2007/08.)*

Das *EBIT* der Division Automotive verbesserte sich gegenüber dem Vorjahr um 46,1 % von 41,2 Mio. EUR auf 60,2 Mio. EUR. Die *EBIT-Marge* stieg von 5,8 % auf nunmehr 6,4 % und erreichte damit ebenfalls einen neuen Höchstwert.

Der interne Aktivitätenschwerpunkt lag im abgelaufenen Geschäftsjahr in der Integration der oben erwähnten Akquisitionen. Zum einen wurde mit den erworbenen Unternehmen die Serienkompetenz in den Bereichen Karosseriestruktur und sicherheitsrelevante Teile ausgebaut, zum anderen konnten damit gleichzeitig Auslastungsschwankungen in divisionaler Betrachtung wesentlich geglättet werden.

Per 31. März 2008 beschäftigte die Division Automotive 4.144 *Mitarbeiter*, das entspricht einem akquisitions- und zu einem wesentlichen Teil auch auftragsbedingten Anstieg gegenüber dem Vorjahr (3.787) um 9,4 %. Traditionell ist mit rund 87 % die überwiegende Mehrheit der Mitarbeiter an internationalen Produktionsstandorten beschäftigt. Darüber hinaus bildete die Division zum Ende des Geschäftsjahres 2007/08 126 Lehrlinge – die Mehrheit davon in Deutschland – aus.

Quartalsentwicklung

	1. Quartal 2007/08*	2. Quartal 2007/08*	3. Quartal 2007/08*	4. Quartal 2007/08	GJ 2007/08
Umsatzerlöse	230,6	219,1	228,5	269,3	947,5
EBITDA	28,0	29,3	28,4	29,0	114,7
EBITDA-Marge	12,1 %	13,4 %	12,4 %	10,8 %	12,1 %
EBIT	13,4	15,2	15,3	16,3	60,2
EBIT-Marge	5,8 %	6,9 %	6,7 %	6,1 %	6,4 %
Mitarbeiter	3.987	4.033	4.074	4.144	4.144

* Rückwirkend angepasst

Mio. EUR

Wir lassen Zahlen sprechen und ziehen Bilanz über das beste Geschäftsjahr unserer Geschichte. Erfolg lässt sich jedoch nicht allein an Kennzahlen messen, sondern auch an der Qualität des Wachstums. Daran, wie aus neuen Herausforderungen nachhaltige Werte für unsere Aktionäre, Kunden und Mitarbeiter geschaffen werden.

voestalpine AG
Konzernabschluss 2007/08

Konzernabschluss

Service

Bericht des Aufsichtsrates über das Geschäftsjahr 2007/08

Der Aufsichtsrat hat im Geschäftsjahr 2007/08 die ihm nach Gesetz und Satzung zukommenden Aufgaben im Rahmen von acht Sitzungen wahrgenommen. Dabei hat der Vorstand über den Gang der Geschäfte und die Lage der Gesellschaft schriftlich und mündlich umfassend Auskunft gegeben.
Der Jahresabschluss und der Konzernabschluss zum 31. März 2008 wurden von dem nach § 270 UGB gewählten Abschlussprüfer, der Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Wien, geprüft.

Die Prüfung ergab, dass die Buchführung, der Jahresabschluss und der Konzernabschluss den gesetzlichen Vorschriften entsprechen und die Bestimmungen der Satzung beachtet wurden. Die Prüfung ergab ferner, dass den Bestimmungen des § 269 UGB in vollem Umfang entsprochen wurde, sodass der Abschlussprüfer den uneingeschränkten Bestätigungsvermerk erteilt hat.

Zu Beanstandungen war kein Anlass gegeben. Der Jahresabschluss wurde vom Prüfungsausschuss des Aufsichtsrates in seiner Sitzung am 4. Juni 2008 behandelt und dem Aufsichtsrat zur Genehmigung vorgeschlagen. Der Aufsichtsrat hat den Jahresabschluss und den Konzernabschluss sowie den Lagebericht und den Vorschlag für die Gewinnverteilung geprüft und gebilligt. Der Jahresabschluss ist damit gemäß § 125 Aktiengesetz festgestellt.

Der Konzernabschluss wurde nach International Financial Reporting Standards (IFRS) aufgestellt. Dieser wurde ebenfalls von der Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Wien, geprüft und mit dem uneingeschränkten Bestätigungsvermerk versehen. Der Aufsichtsrat hat den Konzernabschluss samt Konzernlagebericht zustimmend zur Kenntnis genommen.

Festgestellt wird, dass das Geschäftsjahr 2007/08 mit einem Bilanzgewinn von 354.000.000,00 EUR schließt; es wird vorgeschlagen, eine Dividende von 2,1 EUR je dividendenberechtigter Aktie an die Aktionäre auszuschütten und den verbleibenden Betrag auf neue Rechnung vorzutragen.

Der Aufsichtsrat

Dr. Joachim Lemppenau
(Vorsitzender)

Linz, am 4. Juni 2008

voestalpine AG

Konzern-
Gewinn- und Verlustrechnung 2007/08

	Anhang	2006/07	2007/08
Umsatzerlöse	1	**6.943.850**	**10.481.204**
Umsatzkosten		–5.153.261	–7.977.871
Bruttoergebnis		**1.790.589**	**2.503.333**
Sonstige betriebliche Erträge	2	188.063	308.317
Vertriebskosten		–462.474	–866.099
Verwaltungskosten		–342.666	–468.224
Sonstige betriebliche Aufwendungen	3	–162.063	–324.749
Ergebnis der betrieblichen Tätigkeit (EBIT)		**1.011.449**	**1.152.578**
Ergebnisse von assoziierten Unternehmen	4	16.461	28.707
Finanzerträge	5	65.066	61.204
Finanzaufwendungen	6	–116.543	–262.908
Ergebnis vor Steuern (EBT)		**976.433**	**979.581**
Steuern vom Einkommen und vom Ertrag	7	–221.467	–202.485
Ergebnis der fortgeführten Geschäftsbereiche		**754.966**	**777.096**
Ergebnis der aufgegebenen Geschäftsbereiche	8	9.930	–25.155
Ergebnis nach Steuern (Jahresüberschuss)		**764.896**	**751.941**
Zuzurechnen den:			
Anteilseignern des Mutterunternehmens		757.403	718.227
Minderheitsgesellschaftern		7.493	3.806
Vorgesehener Anteil Hybridkapitalbesitzer		0	29.908
Unverwässertes Ergebnis je Aktie der fortgeführten Geschäftsbereiche (EUR)	28	**4,76**	**4,69**
Verwässertes Ergebnis je Aktie der fortgeführten Geschäftsbereiche (EUR)		**4,41**	**4,56**

Tsd. EUR

voestalpine AG

Konzern-Kapitalflussrechnung 2007/08

	Anhang	2006/07	2007/08
Betriebstätigkeit			
Ergebnis nach Steuern		764.896	751.941
Nicht zahlungswirksame Aufwendungen und Erträge	24	354.472	646.147
Veränderungen des Working Capital		−149.196	−262.333
Cashflow aus der Betriebstätigkeit		**970.172**	**1.135.755**
Investitionstätigkeit			
Investitionen in andere immaterielle Vermögenswerte und Sachanlagen		−583.418	−871.057
Einnahmen aus dem Abgang von Anlagevermögen		24.047	41.064
Cashflow aus der Veränderung des Konsolidierungskreises und aus Zukauf Minderheiten		−47.272	−3.335.866
Investitionen in andere Finanzanlagen		12.172	131.344
Cashflow aus der Investitionstätigkeit		**−594.471**	**−4.034.515**
Finanzierungstätigkeit			
Dividenden		−122.743	−234.758
Dividenden an Minderheitsgesellschafter/Sonstige Veränderungen		−4.363	859
Rückkauf/Verkauf von eigenen Aktien		−225.675	−192.106
Hybridkapital		0	992.096
Aufnahme/Rückzahlung von Finanzverbindlichkeiten		−183.695	2.297.869
Cashflow aus der Finanzierungstätigkeit		**−536.476**	**2.863.960**
Verminderung/Erhöhung der Zahlungsmittel und Zahlungsmitteläquivalente		**−160.775**	**−34.800**
Zahlungsmittel und Zahlungsmitteläquivalente, Jahresanfang		513.228	356.135
Veränderungen von Währungsdifferenzen		3.682	10.557
Zahlungsmittel und Zahlungsmitteläquivalente, Jahresende	16	**356.135**	**331.892**

Tsd. EUR

voestalpine AG

Konzernbilanz zum 31.03.2008

Aktiva

	Anhang	31.03.2007*	31.03.2008
A. Langfristige Vermögenswerte			
Sachanlagen	9	2.660.781	4.001.665
Firmenwert	10	316.714	1.403.387
Andere immaterielle Vermögenswerte	11	103.306	768.408
Anteile an assoziierten Unternehmen	12	85.967	108.002
Andere Finanzanlagen	12	81.250	103.726
Latente Steuern	13	118.000	393.180
		3.366.018	**6.778.368**
B. Kurzfristige Vermögenswerte			
Vorräte	14	1.421.717	3.011.079
Forderungen aus Lieferungen und Leistungen und sonstige Forderungen	15	1.293.772	2.232.787
Andere Finanzanlagen	12	389.872	247.666
Zahlungsmittel und Zahlungsmitteläquivalente	16	356.135	331.892
		3.461.496	**5.823.424**
Summe Aktiva		**6.827.514**	**12.601.792**

* Unwesentliche Vermögensgegenstände und Schulden der aufgegebenen Geschäftsbereiche werden im Anhang separiert. Tsd. EUR

Passiva

	Anhang	31.03.2007*	31.03.2008
A. Eigenkapital			
Grundkapital		287.784	298.756
Kapitalrücklagen		398.939	470.633
Hybridkapital		0	992.096
Eigene Aktien		-181.810	-272.304
Andere Rücklagen		-105.449	-188.720
Gewinnrücklagen		2.429.488	2.734.942
Eigenkapital der Anteilseigner des Mutterunternehmens		2.828.952	4.035.403
Minderheitsanteile am Eigenkapital		53.348	253.894
	17	**2.882.300**	**4.289.297**
B. Langfristige Rückstellungen und Verbindlichkeiten			
Pensionen und andere Arbeitnehmerverpflichtungen	18	566.093	839.348
Rückstellungen	19	20.989	69.038
Latente Steuern	13	85.273	361.049
Finanzverbindlichkeiten	20	739.583	1.262.881
		1.411.938	**2.532.316**
C. Kurzfristige Rückstellungen und Verbindlichkeiten			
Rückstellungen	19	240.608	403.090
Steuerschulden		175.884	198.650
Finanzverbindlichkeiten	20	629.564	3.031.674
Verbindlichkeiten aus Lieferungen und Leistungen und sonstige Verbindlichkeiten	21	1.487.220	2.146.765
		2.533.276	**5.780.179**
Summe Passiva		**6.827.514**	**12.601.792**

* Unwesentliche Vermögensgegenstände und Schulden der aufgegebenen Geschäftsbereiche werden im Anhang separiert.

Tsd. EUR

voestalpine AG
Gesamteinkommensrechnung 2007/08

	Grund-kapital	Kapital-rücklagen	Hybrid-kapital	Eigene Aktien	Währungs-umrechnung
2006/07					
Hedge Accounting	0	0	0	0	0
Währungsumrechnung	0	0	0	0	-6.048
Versicherungsmathematische Gewinne/Verluste	0	0	0	0	0
Direkt im Eigenkapital erfasstes Ergebnis	**0**	**0**	**0**	**0**	**-6.048**
Ergebnis nach Steuern	0	0	0	0	0
Gesamtes Periodenergebnis	**0**	**0**	**0**	**0**	**-6.048**
2007/08					
Hedge Accounting	0	0	0	0	0
Währungsumrechnung	0	0	0	0	-64.497
Versicherungsmathematische Gewinne/Verluste	0	0	0	0	0
Direkt im Eigenkapital erfasstes Ergebnis	**0**	**0**	**0**	**0**	**-64.497**
Ergebnis nach Steuern	0	0	0	0	0
Gesamtes Periodenergebnis	**0**	**0**	**0**	**0**	**-64.497**

voestalpine AG
Entwicklung des Konzerneigenkapitals 2007/08

Stand am 01.04.2006	**287.784**	**470.843**	**0**	**-831**	**4.353**
Gesamtes Periodenergebnis	**0**	**0**	**0**	**0**	**-6.048**
Rückkauf/Verkauf von eigenen Aktien	0	4.215	0	-180.979	0
Dividendenausschüttung	0	0	0	0	0
Wandelschuldverschreibung	0	-48.910	0	0	0
Anteilsbasierte Vergütungen	0	16.727	0	0	0
Sonstige Veränderungen	0	-43.936	0	0	147
Stand am 31.03.2007 = Stand am 01.04.2007	**287.784**	**398.939**	**0**	**-181.810**	**-1.548**
Gesamtes Periodenergebnis	**0**	**0**	**0**	**0**	**-64.497**
Rückkauf/Verkauf von eigenen Aktien	0	-66.917	0	-90.494	0
Dividendenausschüttung	0	0	0	0	0
Hybridkapital	0	0	992.096	0	0
Kapitalerhöhung	10.972	90.674	0	0	0
Anteilsbasierte Vergütungen	0	17.209	0	0	0
Sonstige Veränderungen	0	30.727	0	0	0
Stand am 31.03.2008	**298.756**	**470.633**	**992.096**	**-272.304**	**-66.045**

Andere Rücklagen					
Hedging-Rücklage	Versicherungsmathematische +Gewinne/-Verluste	Gewinnrücklagen	Summe Eigenkapital der Anteilseigner des Mutterunternehmens	Minderheitsanteile am Eigenkapital	Summe Eigenkapital
-1.428	0	0	-1.428	107	-1.321
0	0	0	-6.048	-774	-6.822
0	-9.217	0	-9.217	-28	-9.245
-1.428	**-9.217**	**0**	**-16.693**	**-695**	**-17.388**
0	0	757.403	757.403	7.493	764.896
-1.428	**-9.217**	**757.403**	**740.710**	**6.798**	**747.508**
-20.022	0	0	-20.022	927	-19.095
0	0	0	-64.497	-7.188	-71.685
0	1.247	0	1.247	-1.251	-4
-20.022	**1.247**	**0**	**-83.272**	**-7.512**	**-90.784**
0	0	748.135	748.135	3.806	751.941
-20.022	**1.247**	**748.135**	**664.863**	**-3.706**	**661.157**
5.084	**-98.332**	**1.817.250**	**2.486.151**	**61.138**	**2.547.289**
-1.428	**-9.217**	**757.403**	**740.710**	**6.798**	**747.508**
0	0	0	-176.764	0	-176.764
0	0	-122.743	-122.743	-4.363	-127.106
0	0	0	-48.910	0	-48.910
0	0	-5.545	11.182	60	11.242
0	-8	-16.877	-60.674	-10.285	-70.959
3.656	**-107.557**	**2.429.488**	**2.828.952**	**53.348**	**2.882.300**
-20.022	**1.247**	**748.135**	**664.863**	**-3.706**	**661.157**
0	0	0	-157.411	0	-157.411
0	0	-234.758	-234.758	-2.744	-237.502
0	0	0	992.096	0	992.096
0	0	0	101.646	0	101.646
0	0	0	17.209	132	17.341
1	0	-207.923	-177.195	206.865	29.670
-16.365	**-106.310**	**2.734.942**	**4.035.403**	**253.894**	**4.289.297**

Tsd. EUR

voestalpine AG

Anhang zum Konzernabschluss 2007/08

A. Allgemeines und Unternehmenszweck

Unternehmenszweck der voestalpine AG und ihrer Konzerngesellschaften (in weiterer Folge als „Konzern" bezeichnet) sind insbesondere Erzeugung, Verarbeitung und der Vertrieb von Werkstoffen aus Stahl, die Forschung und Entwicklung im Bereich der Metallurgie, Metallweiterverarbeitung und Werkstofftechnik.

Die voestalpine AG ist oberstes Mutterunternehmen, welches einen Konzernabschluss erstellt. Die Eintragung ins Firmenbuch sowie der Sitz der Gesellschaft sind in Linz. Die Adresse der voestalpine AG lautet voestalpine-Straße 1, 4020 Linz, Österreich. Die Aktien der voestalpine AG sind an der Börse in Wien, Österreich, gelistet.

Der Konzernabschluss zum 31. März 2008 (einschließlich der Vorjahreszahlen zum 31. März 2007) wurde in Übereinstimmung mit den vom International Accounting Standards Board (IASB) verlautbarten International Financial Reporting Standards (IFRS), wie sie in der Europäischen Union anzuwenden sind, erstellt.

Der Konzernabschluss wird in tausend Euro (= funktionale Währung des Mutterunternehmens) aufgestellt.

Die Konzern-Gewinn- und Verlustrechnung wird nach dem Umsatzkostenverfahren erstellt.

Der Konzernabschluss wurde am 19. Mai 2008 vom Vorstand der voestalpine AG genehmigt.

B. Bilanzierungs- und Bewertungsmethoden

Allgemeine Informationen

Die bisher für den Konzernabschluss geltenden Bilanzierungs- und Bewertungsmethoden wurden mit einer Ausnahme unverändert fortgeführt. Put-Optionen, welche Minderheitsgesellschaftern eingeräumt sind, wurden erstmals in Höhe des Fair Value als Verbindlichkeiten passiviert. Der Konzernabschluss zum 31. März 2007 wurde entsprechend angepasst.

Weiters wurden die Vorjahreszahlen auf Grund eines Beschlusses zur Devestition von vier Gesellschaften unter Anwendung des IFRS 5 rückwirkend angepasst. Ebenso wurde eine im Geschäftsjahr 2006/07 vorgenommene Kaufpreisallokation innerhalb der nach IFRS 3 vorgeschriebenen 12-Monats-Frist ab dem Akquisitionsdatum angepasst.

Bei der Summierung von gerundeten Beträgen und Prozentangaben können durch Verwendung automatischer Rechenhilfen rundungsbedingte Rechendifferenzen auftreten.

Konsolidierungsmethoden

Die Jahresabschlüsse aller voll- bzw. quotenkonsolidierten Gesellschaften werden nach einheitlichen Bilanzierungs- und Bewertungsmethoden aufgestellt. Bei nach der Equity-Methode einbezogenen Gesellschaften wurden bei Unwesentlichkeit die lokalen Bilanzierungs- und Bewertungsmethoden sowie abweichende Bilanzstichtage beibehalten.

Bei Erstkonsolidierungen werden die Vermögenswerte, Verbindlichkeiten und Eventualverbindlichkeiten mit dem Marktwert zum Erwerbszeitpunkt bewertet. Der Betrag der Anschaffungskosten, der das Nettovermögen übersteigt, wird als Firmenwert angesetzt. Sind die Anschaffungskosten niedriger als das Nettovermögen, so wird die Differenz erfolgswirksam in der Erwerbsperiode erfasst. Die auf die Minderheitsgesellschafter entfallenden stillen Reserven bzw. Lasten werden ebenfalls aufgedeckt.

Alle konzerninternen Zwischenergebnisse, Forderungen und Verbindlichkeiten sowie Erträge und Aufwendungen werden eliminiert.

Währungsumrechnung

Gemäß IAS 21 werden die in den Konzernabschluss einbezogenen und in ausländischer Währung aufgestellten Jahresabschlüsse nach dem Konzept der funktionalen Währung in Euro umgerechnet. Bei sämtlichen Gesellschaften ist dies die jeweilige Landeswährung, da die Gesellschaften ihr Geschäft in finanzieller, wirtschaftlicher und organisatorischer Hinsicht selbstständig betreiben. Vermögenswerte und Schulden werden mit dem Stichtagskurs am Bilanzstichtag umgerechnet. Erträge und Aufwendungen werden mit dem Durchschnittskurs des Geschäftsjahres umgerechnet.

Das Eigenkapital wird mit dem historischen Umrechnungskurs bewertet. Währungsumrechnungsdifferenzen werden in der Rücklage für Währungsumrechnung direkt im Eigenkapital erfasst.

In den Einzelabschlüssen der konsolidierten Gesellschaften werden Fremdwährungstransaktionen in die jeweilige funktionale Währung der Gesellschaft mit dem Wechselkurs zum Zeitpunkt der Transaktion umgerechnet. Wechselkursgewinne bzw. -verluste aus der Umrechnung zum Transaktionszeitpunkt und Bilanzstichtag werden grundsätzlich in der Konzern-Gewinn- und Verlustrechnung erfasst.

Die Wechselkurse von wesentlichen Währungen (lt. EZB-Fixing) haben sich wie folgt entwickelt:

Stichtagskurs	**31.03.2007**	**31.03.2008**
USD	1,3318	1,5812
GBP	0,6798	0,7958
Jahresdurchschnittskurs	**2006/07**	**2007/08**
USD	1,2828	1,4179
GBP	0,6779	0,7063

Schätzungen

Das Erstellen eines Konzernabschlusses nach IFRS verlangt Schätzungen und Annahmen, welche Einfluss auf die bilanzierten Vermögenswerte sowie Rückstellungen und Verbindlichkeiten bzw. Erträge und Aufwendungen haben. Die sich tatsächlich ergebenden Beträge können von diesen Schätzungen abweichen. Die Schätzungen werden unter Berücksichtigung des Prinzips der Vermittlung eines möglichst getreuen Bildes gemacht.

Die Schätzungen und die zugrunde liegenden Annahmen werden laufend auf ihre Gültigkeit hinterfragt. Änderungen der

Schätzungen werden in der Periode erfasst, in der diese vorgenommen werden.

Ertrags- und Aufwandsrealisierung

Erträge aus Lieferungen werden realisiert, wenn alle wesentlichen Risiken und Chancen aus dem gelieferten Gegenstand auf den Käufer übergegangen sind. Betriebliche Aufwendungen werden mit der Inanspruchnahme der Leistung bzw. dem Zeitpunkt ihrer Verursachung erfasst.

Investitionszuschüsse werden passiviert und über die Nutzungsdauer des Anlagegegenstandes aufgelöst. Kostenzuschüsse werden periodengerecht entsprechend den zugehörigen Aufwendungen vereinnahmt. In der Berichtsperiode werden Zuwendungen der öffentlichen Hand in Höhe von 11,6 Mio. EUR (2006/07: 22,7 Mio. EUR) für Investitionen, Forschung und Entwicklung sowie arbeitsmarktfördernde Maßnahmen erfolgswirksam erfasst. Im Geschäftsjahr 2007/08 betrugen die Aufwendungen für Forschung und Entwicklung 92,9 Mio. EUR (2006/07: 66,0 Mio. EUR).

Fremdkapitalkosten

Fremdkapitalkosten werden ertragswirksam erfasst.

Sachanlagen

Sachanlagen werden zu Anschaffungs- oder Herstellungskosten abzüglich kumulierter planmäßiger Abschreibungen und Wertminderungsaufwendungen bewertet.

Die Herstellungskosten bei selbst erstellten Sachanlagen beinhalten Einzelkosten sowie angemessene Teile der produktionsnotwendigen Material- und Fertigungsgemeinkosten. Fremdkapitalkosten werden erfolgswirksam in der anfallenden Periode erfasst.

Die Abschreibungen werden über die erwartete Nutzungsdauer linear erfolgsmindernd erfasst. Grundstücke werden nicht abgeschrieben. Die erwarteten Nutzungsdauern betragen:

Gebäude	2,0 – 20,0 %
Technische Anlagen und Maschinen	3,3 – 25,0 %
Andere Anlagen, Betriebs- und Geschäftsausstattung	5,0 – 20,0 %

Als Finanzinvestition gehaltene Immobilien werden mit ihren fortgeführten Anschaffungskosten bewertet.

Leasing

Gemietete Vermögenswerte werden als Finanzierungsleasing bewertet, wenn diese wirtschaftlich als Anlagenkäufe mit langfristiger Finanzierung anzusehen sind. Alle anderen gemieteten Vermögenswerte werden als operatives Leasing behandelt. Mietzahlungen für operatives Leasing werden als Aufwendungen in der Konzern-Gewinn- und Verlustrechnung erfasst.

Der erstmalige Ansatz von Vermögenswerten aus Finanzierungsleasing erfolgt als Vermögenswerte des Konzerns zum Marktwert oder dem niedrigeren Barwert der Mindestleasingzahlungen am Beginn der Leasingvereinbarung. Die korrespondierenden Verbindlichkeiten gegenüber den Leasinggebern werden in der Konzernbilanz unter den Finanzierungsverbindlichkeiten ausgewiesen.

Die Vermögenswerte aus Finanzierungsleasing werden über die erwartete Nutzungsdauer analog den eigenen Vermögenswerten oder die kürzere Leasinglaufzeit abgeschrieben. Der Konzern tritt nicht als Leasinggeber auf.

Firmenwerte

Alle Unternehmenserwerbe werden nach der Erwerbsmethode bilanziert. Firmenwerte entstehen bei Erwerben von Tochterunternehmen sowie Anteilen an assoziierten Unternehmen.

Firmenwerte werden zahlungsmittelgenerierenden Einheiten zugeordnet und gemäß IFRS 3 nicht planmäßig abgeschrieben, sondern zumindest einmal jährlich einem Impairmenttest unterzogen. Bei Anteilen an assoziierten Unternehmen beinhaltet der ausgewiesene Buchwert auch den Buchwert des Firmenwertes.

Negative Firmenwerte aus Unternehmenserwerben werden sofort erfolgswirksam erfasst.

Bei der Veräußerung von Tochterunternehmen sowie assoziierten Unternehmen wird der anteilige Firmenwert bei der Berechnung des Veräußerungsgewinnes oder -verlustes berücksichtigt.

Andere immaterielle Vermögenswerte

Forschungsaufwendungen zur Erlangung von neuen wissenschaftlichen oder technischen Erkenntnissen werden sofort erfolgswirksam erfasst. Entsprechend IAS 38.57 werden Entwicklungsaufwendungen bei Erfüllen der Voraussetzungen aktiviert. Aufwendungen für selbst erstellte Firmenwerte und Marken werden sofort erfolgswirksam erfasst.

Erworbene andere immaterielle Vermögenswerte werden zu Anschaffungskosten abzüglich kumulierter planmäßiger und außerplanmäßiger Abschreibungen bewertet. Die Abschreibungen werden erfolgsmindernd linear über die erwartete Nutzungsdauer (bis zwölf Jahre) erfasst.

Impairmenttest von Firmenwerten, anderen immateriellen Vermögenswerten und Sachanlagen

Zahlungsmittelgenerierende Einheiten, denen Firmenwerte zugeordnet sind, sowie andere immaterielle Vermögenswerte mit einer unbestimmten Nutzungsdauer werden zumindest einmal jährlich einem Impairmenttest unterzogen. Alle anderen Vermögenswerte und zahlungsmittelgenerierende Einheiten werden bei Vorliegen von Anhaltspunkten auf eine Wertminderung dahingehend überprüft.

Für Zwecke des Impairmenttests werden Vermögenswerte auf der niedrigsten Ebene, die selbstständig Cashflows generiert, zusammengefasst (zahlungsmittelgenerierende Einheit). Firmenwerte werden jenen zahlungsmittelgenerierenden Einheiten zugeordnet, von denen erwartet wird, dass diese Nutzen aus Synergien aus dem betreffenden Unternehmenserwerb ziehen und die niedrigste konzernale Ebene der Managementüberwachung der Cashflows darstellen.

Der Wertminderungsaufwand wird in der Höhe erfasst, in der der Buchwert des einzelnen Vermögenswertes bzw. der zahlungsmittelgenerierenden Einheit den erzielbaren Betrag übersteigt. Der erzielbare Betrag ist der höhere der beiden Beträge aus Nettoveräußerungspreis und Nutzungswert. Wertminderungsaufwendungen bei zahlungsmittelgenerierenden Einheiten, welchen Firmenwerte zugeordnet sind, verringern vorrangig den Buchwert des Firmenwerts.

Darüber hinausgehende Wertminderungsaufwendungen reduzieren anteilig die Buchwerte der Vermögenswerte der zahlungsmittelgenerierenden Einheit.

Mit Ausnahme von Firmenwerten erfolgt eine Wertaufholung im Falle des Wegfalls von früheren Wertminderungsindikatoren.

Anteile an assoziierten Unternehmen

Die anteiligen Ergebnisse sowie das anteilige Eigenkapital von assoziierten Unternehmen, welche nicht von untergeordneter Bedeutung sind, werden nach der Equity-Methode in den Konzernabschluss einbezogen.

Finanzinstrumente

Derivative Finanzinstrumente werden von der voestalpine AG nur zu Sicherungszwecken für Zins-, Währungs- und Rohstoffpreisrisiken (inkl. CO_2) gehalten. Derivative Finanzinstrumente werden zum beizulegenden Zeitwert bewertet. Auf den Großteil davon findet Hedge Accounting im Sinne des IAS 39 Anwendung. Gewinne und Verluste bedingt durch Wertänderungen von derivativen Finanzinstrumenten werden entweder im Ergebnis oder direkt im Eigenkapital abgebildet, je nachdem, ob es sich um einen Fair Value-Hedge oder um einen Cashflow-Hedge handelt.

Forderungen und Kredite werden zu fortgeführten Anschaffungskosten erfasst. Wert-

papiere werden erfolgswirksam zum Marktwert bewertet, da die Kriterien gem. IAS 39.9 zur Anwendung der Fair Value-Option erfüllt werden. Bis zur Endfälligkeit gehaltene Finanzinvestitionen sind nicht vorhanden.

Andere Finanzanlagen

Tochterunternehmen, Gemeinschaftsunternehmen und Anteile an assoziierten Unternehmen, welche in diesem Konzernabschluss nicht voll- bzw. quotenkonsolidiert oder nach der Equity-Methode einbezogen sind, werden unter den „Anderen Finanzanlagen" ausgewiesen und zu Anschaffungskosten oder dem niedrigeren Marktwert bewertet.

Wertpapiere werden zum Marktwert bewertet. Von der Fair Value-Option wird Gebrauch gemacht. Marktwertveränderungen werden ergebniswirksam in der Gewinn- und Verlustrechnung erfasst.

Ertragsteuern

Der Ertragsteueraufwand stellt die Summe des laufenden Steueraufwands und der latenten Steuern dar. Der laufende Steueraufwand wird auf Basis des zu versteuernden Einkommens mit den aktuell gültigen Steuersätzen ermittelt.

In Übereinstimmung mit IAS 12 werden alle temporären Bewertungs- und Bilanzierungsdifferenzen zwischen der Steuerbilanz und dem Konzernabschluss als latente Steuern erfasst. Aktive latente Steuern auf Verlustvorträge werden in jener Höhe aktiviert, mit deren Verbrauch innerhalb einer überschaubaren Periode gerechnet werden kann.

Die latenten Steuern werden auf Basis des jeweiligen landesüblichen Ertragsteuersatzes berechnet. Künftige fixierte Steuersätze werden für die Abgrenzung ebenfalls berücksichtigt.

Emissionszertifikate

Emissionszertifikate werden auf Grund der unentgeltlichen Zuteilung mit Anschaffungskosten von Null bewertet. In den sonstigen Rückstellungen sind aliquote Vorsorgen für CO_2-Emissionszertifikate für das Kalenderjahr 2008 enthalten, da die voraussichtlichen Emissionen die unentgeltlich zugeteilten Zertifikate übersteigen werden. Die Bewertung der notwendigen Zertifikate erfolgt mit dem durchschnittlichen Sicherungskurs zum Bilanzstichtag.

Vorräte

Vorräte werden mit dem niedrigeren Wert aus Anschaffungs- oder Herstellungskosten und Nettoveräußerungswert bewertet. Der Nettoveräußerungswert ist der geschätzte Verkaufserlös abzüglich der geschätzten Kosten der Fertigstellung und des Vertriebs.

Die Ermittlung der Anschaffungs- oder Herstellungskosten für gleichartige Vorräte erfolgt nach dem gewogenen Durchschnittspreisverfahren bzw. nach einem ähnlichen Verfahren. Die Herstellungskosten beinhalten direkt zurechenbare Kosten und alle anteiligen Material- und Fertigungsgemeinkosten auf Basis einer Normalauslastung. Fremdkapitalzinsen sowie allgemeine Verwaltungs- und Vertriebskosten werden nicht aktiviert.

Forderungen aus Lieferungen und Leistungen sowie sonstige Forderungen

Forderungen aus Lieferungen und Leistungen sowie sonstige Forderungen werden mit den fortgeführten Anschaffungskosten angesetzt. Erkennbaren Risiken wird durch den Abschluss von Kreditversicherungen Rechnung getragen. Nicht bzw. niedrig verzinsliche Forderungen mit einer Restlaufzeit von mehr als einem Jahr werden mit dem abgezinsten Barwert angesetzt.

Bei Fertigungsaufträgen wird auf Basis einer verlässlichen Ermittlung von Fertigstellungsgrad, Gesamtkosten und Gesamterlösen eine zeitanteilige Gewinnrealisierung nach dem Leistungsfortschritt („percentage of completion method") vorgenommen.

Rechnungsabgrenzungen werden unter den sonstigen Forderungen bzw. sonstigen Verbindlichkeiten ausgewiesen.

Zahlungsmittel und Zahlungsmitteläquivalente

Zahlungsmittel und Zahlungsmitteläquivalente setzen sich aus dem Kassenbestand, Guthaben bei Kreditinstituten sowie Schecks zusammen und werden zu Marktwerten bewertet.

Pensionen und andere Arbeitnehmerverpflichtungen

Die Pensionen und anderen Arbeitnehmerverpflichtungen beinhalten Rückstellungen für Abfertigungen und Pensionen sowie Jubiläumsgelder und werden entsprechend IAS 19 nach der Barwertmethode („projected unit credit method") bewertet.

Arbeitnehmer von österreichischen Gesellschaften, deren Dienstverhältnis vor dem 1. Jänner 2003 begonnen hat, haben im Falle einer Beendigung des Dienstverhältnisses durch den Arbeitgeber oder Pensionierung Anspruch auf eine Einmalzahlung. Die Höhe dieser Zahlung ist abhängig von der Anzahl der Dienstjahre und dem jeweiligen Lohn bzw. Gehalt zum Zeitpunkt der Beendigung des Dienstverhältnisses. Bei Arbeitnehmern, deren Dienstverhältnis nach dem 31. Dezember 2002 begonnen hat, wird diese Verpflichtung in ein beitragsorientiertes System übertragen. Diese Zahlungen an die externe Mitarbeitervorsorgekasse werden als Aufwendungen erfasst.

Im Konzern bestehen sowohl beitrags- als auch leistungsbezogene Pensionszusagen. Beitragsbezogene Zusagen führen nach Zahlung der Prämien zu keinen weiteren künftigen Verpflichtungen. Leistungsbezogene Zusagen garantieren dem Arbeitnehmer bestimmte Pensionen, welche sich nach einem bestimmten Prozentsatz der Löhne bzw. Gehälter in Abhängigkeit der Dienstjahre oder einem fix valorisierten Betrag pro Dienstjahr berechnen. Leistungsbezogene Zusagen werden in den Jahresabschlüssen der jeweiligen Gesellschaften bis zum Erreichen der vertraglichen Unverfallbarkeit erfasst. Anschließend werden diese Pensionen an eine Pensionskasse übertragen.

Versicherungsmathematische Gewinne und Verluste bei Abfertigungs- und Pensionsrückstellungen werden gemäß IAS 19.93A im Jahr ihrer Entstehung erfolgsneutral im Eigenkapital erfasst. Versicherungsmathe-

matische Gewinne und Verluste von Rückstellungen für Jubiläumsgelder werden sofort erfolgswirksam erfasst.

Die Bewertung des Sozialkapitals erfolgt in den wesentlichen Ländern des Konzerns auf Basis der nachstehenden Parameter:

	2006/07	2007/08
Zinssatz (%)	4,75	5,25
Lohn-/Gehaltserhöhungen (%)	3,50	3,50
Pensionserhöhungen (%)	2,50	2,50
Pensionsalter Männer/Frauen (Jahre)	max. 65/60	max. 65/60
Sterbetafeln	Heubeck 1998	Heubeck 1998

Zinsaufwendungen resultierend aus dem Sozialkapital werden in der Konzern-Gewinn- und Verlustrechnung unter den „Finanzaufwendungen" erfasst.

Sonstige Rückstellungen

Sonstige Rückstellungen werden bei Bestehen von gegenwärtigen Verpflichtungen resultierend aus vergangenen Ereignissen, welche zu einem Abfluss von Ressourcen mit wirtschaftlichem Nutzen führen, mit jenem Betrag angesetzt, der auf Basis zuverlässiger Schätzungen am wahrscheinlichsten ist. Falls wesentlich, werden diese Rückstellungen abgezinst.

Verbindlichkeiten

Verbindlichkeiten (mit Ausnahme von Derivateverbindlichkeiten) werden zu fortgeführten Anschaffungskosten bilanziert.

Stock-Option-Programm

In der Hauptversammlung vom 5. Juli 2006 wurde ein Stock-Option-Programm beschlossen.

Diese Optionen können jederzeit – unter Einhaltung der Emittenten-Compliance-Verordnung – zwischen dem 1. Juli 2008 und dem 30. Juni 2011 ausgeübt werden. Die Optionen können ausgeübt werden, wenn der Teilnehmer in einem aufrechten Organverhältnis oder in einem aufrechten Angestelltenverhältnis zur voestalpine AG oder einer Konzerngesellschaft steht.

Liegt der Börsenschlusskurs der voestalpine-Aktie am Tag der Optionsausübung zumindest 15 % über dem Ausübungspreis, kann jeder Stock-Option-Programm-Teilnehmer 50 % seiner Optionen ausüben. Der Ausübungspreis beträgt 29,78 EUR und berechnet sich aus dem Durchschnitt der Börsenschlusskurse, die sich im Zeitraum vom 1. August 2006 bis 30. September 2006 ergaben. Der Marktwert dieser Optionen zum Zusagezeitpunkt wurde mittels Monte-Carlo-Simulation durch einen unabhängigen Gutachter ermittelt.

50 % der Optionen sind ausübbar, wenn der Schlusskurs der voestalpine-Aktie am Aus-

übungstag über dem Dow-Jones EURO-STOXX 600 liegt, wobei Ausgangspunkt für die Berechnung der relativen Performance der 1. Juli 2006 ist. Der Marktwert dieser Optionen zum Zusagezeitpunkt wurde anhand der Binomialmethode durch einen unabhängigen Gutachter ermittelt.

Jede Option ermächtigt den Inhaber nach Erfüllung der Ausübungsbedingungen zum Bezug einer voestalpine-Aktie. Die voestalpine AG beabsichtigte zum Zusagezeitpunkt die Gegenleistung in Aktien zu erbringen, ohne Wahlrecht für den Stock-Option-Inhaber. Gemäß IFRS 2 handelt es sich daher um eine „share-based payment transaction".

Auf Grund der geänderten Rahmenbedingungen nach der Akquisition BÖHLER-UDDEHOLM wurde inzwischen vom Vorstand der voestalpine AG beschlossen, die Stock-Option-Inhaber bei Ausübung in bar abzufinden. Die Bewertung der Option (Personalaufwand) erfolgt mit dem Fair Value zum Zusagezeitpunkt. Die Gegenbuchung erfolgt im Eigenkapital.

Mitarbeiterbeteiligungs-programm

Das Mitarbeiterbeteiligungsprogramm basiert auf Vereinbarungen von Kollektivvertragsverhandlungen von mehreren Geschäftsjahren. Im Geschäftsjahr 2001/02 erhielten die Arbeitnehmer als Gegenleistung für einen Lohn- und Gehaltsverzicht von 1 % Aktien der voestalpine AG.

In den Geschäftsjahren 2002/03, 2003/04, 2005/06 und 2006/07 wurden jeweils 0,5 % (2007/08 0,3 %) der für die Erhöhung erforderlichen Lohn- und Gehaltssumme für die Beteiligung der Mitarbeiter an der voestalpine AG verwendet. Die tatsächliche Höhe ergibt sich aus dem monatlich ermittelten Lohn- und Gehaltsverzicht auf Basis 1. November 2002, 2003, 2005, 2006 bzw. 2007 unter Anwendung einer jährlichen Erhöhung von 3,5 %.

Zur Umsetzung des Mitarbeiterbeteiligungsprogramms wird eine Vereinbarung zwischen dem Betriebsrat und der Gesellschaft geschlossen. Die Aktien werden von der voestalpine – Arbeitnehmer-Privatstiftung erworben und werden von dieser entsprechend dem jeweiligen Lohn- und Gehaltsverzicht des Mitarbeiters an diesen übertragen. Der Wert der Gegenleistung ist nicht von Kursschwankungen abhängig. IFRS 2 kommt für Aktienzuteilungen auf Grund von niedrigeren Kollektivvertragsabschlüssen daher nicht zur Anwendung.

Weiters werden Mitarbeiterprämien zum Teil in Aktien vergütet. Gemäß IFRS 2 wird bei anteilsbasierenden Vergütungen mit Ausgleich durch Eigenkapitalinstrumente der beizulegende Zeitwert als Personalaufwand erfasst, wobei die Gegenbuchung direkt im Eigenkapital erfolgt.

Zum 31. März 2008 hält die voestalpine – Arbeitnehmer-Privatstiftung treuhändig für die Mitarbeiter rund 10,8 % der Aktien der voestalpine AG.

C. Konsolidierungskreis

Der Konsolidierungskreis (siehe Anlage zum Anhang „Beteiligungen") wird nach den Bestimmungen der IFRS festgelegt. Der Konzernabschluss beinhaltet neben dem Jahresabschluss der voestalpine AG auch die Abschlüsse der von der voestalpine AG (und ihren Tochtergesellschaften) beherrschten Unternehmen.

Tochterunternehmen sind Gesellschaften, welche vom Konzern beherrscht werden. Beherrschung besteht, wenn der Konzern die direkte oder indirekte Möglichkeit hat, die Finanz- und Geschäftspolitik der Gesellschaft zu bestimmen, um aus deren Tätigkeit Nutzen zu ziehen.
Gemeinschaftsunternehmen werden quotal in den Konzernabschluss miteinbezogen. Die Jahresabschlüsse von Tochterunternehmen sowie Gemeinschaftsunternehmen werden in den Konzernabschluss ab dem Erwerbszeitpunkt bis zum Veräußerungszeitpunkt einbezogen.

Assoziierte Unternehmen sind Gesellschaften, auf welche der Konzern einen maßgeblichen Einfluss, aber keine Beherrschung auf die Finanz- und Geschäftspolitik ausüben kann. Die Jahresabschlüsse von assoziierten Unternehmen werden in den Konzernabschluss quotal bzw. nach der Equity-Methode ab dem Erwerbszeitpunkt bis zum Veräußerungszeitpunkt einbezogen. Die assoziierten Unternehmen sind in der Anlage zum Anhang „Beteiligungen" angeführt.

Die quotenkonsolidierten Unternehmen sind im Konzernabschluss mit folgenden anteiligen Werten einbezogen:

	31.03.2007	31.03.2008
Langfristiges Vermögen	22,0	26,9
Kurzfristiges Vermögen	155,2	115,9
	177,2	**142,8**
Eigenkapital	29,5	30,9
Langfristige Rückstellungen und Verbindlichkeiten	11,0	11,7
Kurzfristige Rückstellungen und Verbindlichkeiten	136,7	100,2
	177,2	**142,8**

	2006/07	2007/08
Umsatzerlöse	304,5	272,9
Ergebnis nach Steuern	82,4	71,7

Mio. EUR

Die nach der Equity-Methode in den Konzernabschluss einbezogenen Unternehmen zeigen folgende Werte (100 %):

	31.03.2007	31.03.2008
Langfristiges Vermögen	159,6	319,7
Kurzfristiges Vermögen	469,1	722,1
	628,7	**1.041,8**
Eigenkapital	189,1	314,9
Langfristige Rückstellungen und Verbindlichkeiten	28,2	130,6
Kurzfristige Rückstellungen und Verbindlichkeiten	411,4	596,3
	628,7	**1.041,8**

	2006/07	2007/08
Umsatzerlöse	1.778,2	2.859,7
Ergebnis nach Steuern	64,1	84,9

Mio. EUR

Der Konsolidierungskreis hat sich im Geschäftsjahr wie folgt entwickelt:

	Vollkonsolidierung	Quotenkonsolidierung	Equity-Methode
Stand am 01.04.2007	**156**	**3**	**12**
Änderung der Konsolidierungsmethode			
Zugänge	1		1
Abgänge			
Umgründungen	–5		–1
Abgänge oder Veräußerung	–5	–1	
Zugänge	175	1	2
Stand am 31.03.2008	**322**	**3**	**14**
davon ausländische Gesellschaften	265	1	5

Im Geschäftsjahr 2007/08 wurden folgende Gesellschaften endkonsolidiert:

Name der Gesellschaft	Datum der Endkonsolidierung
Im Vorjahr Vollkonsolidierung	
voestalpine Stahlbeteiligungs GmbH	31.03.2008
Metal Sections Limited	31.03.2008
Nedcon Logistica Iberica S.A.	31.03.2008
Nedcon Raktártechnikai Kft.	31.03.2008
Uddeholm Technology AB	30.09.2007
Umgründungen	
voestalpine Automotive Finanzierungs GmbH	01.04.2007
voestalpine Automotive GmbH	01.04.2007
VAE SA (Pty) Ltd.	01.04.2007
Nedcon Components B.V.	01.04.2007
Intesy Business & IT Solutions Inc.	31.07.2007
Im Vorjahr Quotenkonsolidierung	
Nedcon DLS B.V.	31.03.2008

D. Unternehmenserwerbe

Eine vorläufige Kaufpreisallokation im Rahmen einer Akquisition der Division Automotive im Geschäftsjahr 2006/07 wurde innerhalb der 12-Monats-Frist im Einklang mit IFRS 3 in der Berichtsperiode angepasst. Die Anpassung stellt sich wie folgt dar:

	Aktiva	Passiva
Firmenwert	3.885	
Immaterielle Vermögensgegenstände	-2.220	
Vorräte	-930	
Aktive latente Steuern	1.940	
Rückstellungen		2.675
	2.675	**2.675**
		Tsd. EUR

Im Geschäftsjahr 2007/08 wurde die Mehrheit an der BÖHLER-UDDEHOLM AG übernommen und samt ihren Tochtergesellschaften zum 1. Juli 2007 als Division Edelstahl im voestalpine-Konzern erstkonsolidiert. Der Anteilsbesitz zum 31. März 2008 beträgt 90,65 %. Für genauere Informationen zu den Gesellschaften der Division Edelstahl wird auf den Anhang „Beteiligungen" verwiesen (S. 150 ff.).

Daneben wurden folgende Gesellschaften im abgelaufenen Geschäftsjahr im Konzernabschluss erstmalig einbezogen:

Name der Gesellschaft	Anteil in %	Datum der Erstkonsolidierung
Vollkonsolidierung		
Dancke RO s.r.l.	70,000	01.04.2007
Dancke Stanztechnik GmbH&Co. KG	70,000	01.04.2007
Dancke Werkzeugbau GmbH&Co. KG	70,000	01.04.2007
Meincol Distribuidora de Aços S.A.	75,000	01.01.2008
Materiel Ferroviaire d'Arberats, S.A.S	100,000	16.08.2007
Sharon Custom Metal Forming Inc.	100,000	01.01.2008
BWG Services GmbH & Co KG	100,000	01.04.2007
BWG Services Verwaltungs GmbH	100,000	01.04.2007
At-equity-Konsolidierung		
Rene Prinsen Spoorwegmaterialen B.V.	49,000	29.06.2007
APK-Pensionskasse Aktiengesellschaft	29,192	01.07.2007

Die erstkonsolidierten Gesellschaften haben im Geschäftjahr seit dem Zeitpunkt der Erstkonsolidierung −33,5 Mio. EUR zum Ergebnis nach Steuern beigetragen; davon entfallen −36,2 Mio. EUR auf die Division Edelstahl.

Da bei den oben angeführten Akquisitionen keine separaten Bewertungen zum 1. April 2007 durchgeführt wurden, wird auf die Pro-forma-Angabe der Werte „seit Periodenbeginn" verzichtet.

Die Unternehmenserwerbe haben folgende Auswirkungen auf den Konzernabschluss:

	Angesetzte Werte	Fair Value-Anpassungen	Buchwerte
Langfristiges Vermögen	2.305,0	1.193,9	1.111,1
Kurzfristiges Vermögen	2.376,7	168,5	2.208,2
Langfristige Rückstellungen und Verbindlichkeiten	−1.248,9	−331,8	−917,1
Kurzfristige Rückstellungen und Verbindlichkeiten	−1.080,9	−0,4	−1.080,5
Nettovermögen	**2.351,9**	**1.030,2**	**1.321,6**
Aufstockung von Mehrheitsbeteiligungen	210,8		
Zugang Minderheitenanteile	−203,4		
Firmenwerte/Badwill	1.101,4		
Anschaffungskosten	**3.460,7**		
Erworbene Zahlungsmittel und Zahlungsmitteläquivalente	−125,1		
Nettozahlungsmittelabfluss	**3.335,6**		

Mio. EUR

Die Einbeziehung der akquirierten Gesellschaften in den Konzernabschluss zum 31. März 2008 erfolgt unter Fortführung der gem. IFRS 3 zum Akquisitionsstichtag ermittelten beizulegenden Zeitwerte der erworbenen Vermögenswerte, Schulden und Eventualschulden unter Berücksichtigung der entsprechenden Abschreibungen.

Im Rahmen der Erstkonsolidierung der BÖHLER-UDDEHOLM AG und ihrer Tochtergesellschaften wurden stille Reserven in Höhe von 1.112,1 Mio. EUR aufgedeckt. Weiters wurde ein akquisitionsbedingter Steuervorteil in Höhe von 253,0 Mio. EUR aktiviert, der über die Restlaufzeit von 14 Jahren linear verteilt wird. Der Firmenwert in Höhe von 1.069,6 Mio. EUR teilt sich auf die Divisionen wie folgt auf:

	2007/08
Division Edelstahl	889,0
Division Stahl	154,8
Division Bahnsysteme	25,8
	1.069,6
	Mio. EUR

Die Werte der Divisionen Stahl und Bahnsysteme sind aus Synergieeffekten abgeleitet.

Im Firmenwert sind Anschaffungsnebenkosten in Höhe von 14,9 Mio. EUR enthalten. Kaufpreisallokationen sind im Einklang mit IFRS 3 auf Grund ihrer Komplexität als vorläufig zu erachten.

Die Aufstockung von Mehrheitsbeteiligungen wird als Transaktion zwischen Eigentümern behandelt. Die Differenz zwischen den Anschaffungskosten für die zusätzlichen Anteile und dem anteiligen Buchwert der Minderheitsanteile wird direkt im Eigenkapital erfasst. Bei der Akquisition BÖHLER-UDDEHOLM wurden bis zur gesetzlichen Nachfrist des Übernahmeangebots 79,2 % (Kaufpreis 2.920,6 Mio. EUR) der Anteile erworben. Der aktive Unterschiedsbetrag von Anteilserwerben nach diesem Zeitpunkt wurde mit dem Eigenkapital verrechnet. Bis zum 31. März 2008 wurden weitere Anteile in Höhe von 11,5 % mit einem Kaufpreis von 397,0 Mio. EUR erworben. 166,4 Mio. EUR wurden dabei direkt im Eigenkapital verrechnet.

Ab dem Geschäftsjahr 2007/08 werden Put-Optionen, welche Minderheitsgesellschaftern für ihre Anteile an Konzerngesellschaften eingeräumt wurden, mit ihrem Fair Value als Verbindlichkeit passiviert. Sofern für den Einzelfall ein Übergang der mit dem Eigentum am Minderheitsanteil verbundenen Chancen und Risiken bereits zum Zeitpunkt des Mehrheitserwerbs erfolgt ist, geht man von einem Erwerb von 100 % der Gesellschaft aus. Liegt hingegen kein Chancen- und Risikotransfer vor, werden die Minderheitsanteile weiterhin im Eigenkapital ausgewiesen. Die Verbindlichkeit wird erfolgsneutral aus den Konzernkapitalrücklagen dotiert („double credit approach").

Der Fair Value der im Eigenkapital verrechneten Put-Optionen beträgt zum 31. März 2008 21,2 Mio. EUR (2006/07: 44,0 Mio. EUR).

E. Erläuterungen und sonstige Angaben

1. Segmentberichterstattung

Die Segmentberichterstattung erfolgt entsprechend den Geschäftssegmenten sowie geografischen Segmenten des Konzerns. Das primäre Segmentberichtsformat – Geschäftssegmente – entspricht der konzernalen Management- und Berichtsstruktur. Intersegmentäre Verrechungspreise basieren auf vergleichbaren marktüblichen Bedingungen.

Geografisches Segment

Das sekundäre Segmentberichtsformat – geografische Segmente – entspricht IAS 14.69.

Außenumsätze
Segmentvermögen
Investitionen in Sachanlagen und immaterielle Vermögenswerte

Geschäftssegmente

	Division Stahl		Division Edelstahl		Division Bahnsysteme	
	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08
Umsatzerlöse (addiert)	5.302,0	5.769,3	0,0	4.124,3	2.779,2	3.080,8
davon Innenumsätze	1.621,9	1.826,5	0,0	1.365,9	722,9	869,3
Segmentumsätze	3.680,1	3.942,8	0,0	2.758,5	2.056,3	2.211,4
Ergebnis der betrieblichen Tätigkeit	544,1	684,4	0,0	5,8	337,5	315,3
Ergebnisse von assoziierten Unternehmen	12,4	13,9	0,0	0,0	0,0	0,4
EBITDA	728,4	891,6	0,0	306,8	424,7	402,8
Segmentvermögen	3.403,6	3.745,3	0,0	5.203,3	1.806,5	1.885,1
davon Anteile an assoziierten Unternehmen	67,7	74,8	0,0	0,1	0,0	4,7
Segmentschulden	1.814,0	2.261,9	0,0	2.139,7	1.320,4	1.402,2
Investitionen in Sachanlagen und immaterielle Vermögenswerte	456,7	474,9	0,0	2.044,5	168,5	223,0
Abschreibungen auf Sachanlagen und immaterielle Vermögenswerte	184,3	207,3	0,0	301,0	87,2	87,5
Mitarbeiter (ohne Lehrlinge)	9.592	9.829	0	15.453	7.523	7.827

Österreich		Europäische Union		Übrige Länder		Summe Konzern	
2006/07	2007/08	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08
1.146,8	1.210,4	4.520,7	6.699,1	1.276,3	2.571,7	6.943,8	10.481,2
5.725,0	9.282,2	943,2	2.396,9	159,3	922,7	6.827,5	12.601,8
613,4	3.552,4	258,8	184,6	17,6	140,6	889,8	3.877,7

Mio. EUR

Division Profilform		Division Automotive		Sonstige/Konsolidierung		Summe Konzern	
2006/07	2007/08	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08
1.090,9	1.252,8	857,4	1.140,4	77,6	60,9	10.107,1	15.428,5
121,4	114,2	143,0	192,9	554,1	578,5	3.163,3	4.947,3
969,5	1.138,7	714,4	947,5	–476,5	–517,6	6.943,8	10.481,2
145,6	158,7	41,2	60,2	–57,0	–71,9	1.011,4	1.152,6
0,4	–0,4	0,0	0,0	3,7	14,8	16,5	28,7
173,3	186,8	84,1	114,7	–51,9	–66,4	1.358,6	1.836,5
710,6	775,9	1.153,8	1.033,4	–247,1	–41,2	6.827,5	12.601,8
0,4	0,0	0,0	0,0	17,9	28,4	86,0	108,0
359,1	510,2	824,6	736,8	–372,9	1.261,8	3.945,2	8.312,5
40,9	97,5	217,4	77,7	6,3	960,0	889,8	3.877,7
27,7	28,1	42,9	54,5	5,1	5,5	347,2	683,9
3.314	3.794	3.787	4.144	397	443	24.613	41.490

Mio. EUR

2. Sonstige betriebliche Erträge

	2006/07	2007/08
Gewinne aus dem Abgang von Sachanlagen	6,8	11,1
Erträge aus der Auflösung von Rückstellungen	38,4	60,1
Übrige betriebliche Erträge	142,9	237,1
	188,1	**308,3**

Mio. EUR

3. Sonstige betriebliche Aufwendungen

	2006/07	2007/08
Steuern, soweit sie nicht unter Steuern vom Einkommen und vom Ertrag fallen	9,1	13,7
Firmenwertabschreibungen	0,0	0,0
Verluste aus dem Abgang von Sachanlagen	0,8	0,6
Übrige betriebliche Aufwendungen	152,2	310,4
	162,1	**324,7**

Mio. EUR

4. Ergebnisse von assoziierten Unternehmen

	2006/07	2007/08
Erträge aus assoziierten Unternehmen	18,1	28,7
Aufwendungen aus assoziierten Unternehmen	–1,6	0,0
	16,5	**28,7**

Mio. EUR

Die Erträge aus assoziierten Unternehmen resultieren im Wesentlichen aus der Metalservice s.p.a., der Wuppermann Austria GmbH und der VA Intertrading GmbH.

5. Finanzerträge

	2006/07	2007/08
Erträge aus Beteiligungen	5,2	5,0
davon von verbundenen Unternehmen	4,9	4,3
Erträge aus anderen Wertpapieren und Ausleihungen	6,8	4,9
davon von verbundenen Unternehmen	0,0	0,5
Sonstige Zinsen und ähnliche Erträge	45,0	44,9
davon von verbundenen Unterhnehmen	1,1	0,0
Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens	8,1	6,4
	65,1	**61,2**

Mio. EUR

6. Finanzaufwendungen

	2006/07	2007/08
Aufwendungen aus anderen Finanzanlagen		
Aufwendungen aus der Marktwertbewertung	1,7	11,1
Aufwendungen aus verbundenen Unternehmen	0,1	0,0
Sonstige Aufwendungen	0,0	2,0
	1,8	**13,1**
Sonstige Zinsen und ähnliche Aufwendungen	114,8	249,8
davon betreffend verbundene Unternehmen	2,6	1,7
	116,6	**262,9**

Mio. EUR

7. Steuern vom Einkommen und vom Ertrag

Die Steuern vom Einkommen und vom Ertrag beinhalten die gezahlten und geschuldeten Ertragsteuern sowie die latenten Steuern.

	2006/07	2007/08
Ertragsteuern	211,6	251,5
Latente Steuern	9,9	–49,0
	221,5	**202,5**

Mio. EUR

Die folgende Überleitung zeigt die Differenz zwischen dem österreichischen Körperschaftsteuersatz von 25 % und dem effektiven Konzernsteuersatz:

	2006/07		2007/08	
Ergebnis vor Steuern		**976,4**		**979,6**
Ertragsteueraufwand auf Basis des österreichischen Körperschaftsteuersatzes	25,0 %	244,1	25,0 %	244,9
Differenz zu ausländischen Steuersätzen	0,7 %	6,5	1,8 %	17,8
Steuerfreie Erträge und Aufwendungen	-0,2 %	-1,7	0,7 %	6,5
Steuerfreie Erträge von Beteiligungen	-1,0 %	-10,1	-0,7 %	-7,2
Nutzung bisher nicht aktivierter Verlustvorträge	-1,1 %	-10,6	-1,9 %	-18,5
Steuern aus Vorperioden	-0,5 %	-5,1	-0,2 %	-1,5
Eigene Aktien	0,0 %	0,0	-2,8 %	-27,5
Hybridanleihe	0,0 %	0,0	-0,8 %	-7,7
Sonstige permanente Differenzen	-0,2 %	-1,6	-0,4 %	-4,3
Effektiver Konzernsteuersatz (%)/-steueraufwand	**22,7 %**	**221,5**	**20,7 %**	**202,5**

Mio. EUR

8. Aufgegebene Geschäftsbereiche

Im 4. Quartal des Geschäftsjahres 2007/08 wurde der Devestitionsprozess für die Kunststoff-Aktivitäten der Polynorm-Gruppe eingeleitet und darüber hinaus die Entscheidung getroffen, die französische Gesellschaft Amstutz Levin & Cie aus dem Portfolio der Division Automotive zu nehmen.

Der im Vorjahr aufgegebene Geschäftsbereich (Standardpressteile Nordamerika) wurde mit 1. November 2007 an die britische Caparo-Gruppe übertragen.

Auf Grund der Unwesentlichkeit werden die Vermögenswerte und Schulden sowie die Cashflows der aufgegebenen Geschäftsbereiche lediglich im Anhang separiert. Das Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche wird in der Gewinn- und Verlustrechnung separat dargestellt. Die Vorjahreswerte wurden dementsprechend angepasst.

In der Bilanz sind Vermögen und Schulden der aufgegebenen Geschäftsbereiche wie folgt enthalten:

	2006/07	2007/08
Langfristige Vermögenswerte	45,5	35,3
Kurzfristige Vermögenswerte	60,9	42,2
	106,4	**77,5**
Langfristige Rückstellungen und Verbindlichkeiten	5,5	6,9
Kurzfristige Rückstellungen und Verbindlichkeiten	72,6	55,5
	78,1	**62,4**

Mio. EUR

In der Konzernkapitalflussrechnung sind folgende Cashflows von aufgegebenen Geschäftsbereichen wie folgt enthalten:

	2006/07	2007/08
Cashflow aus der Betriebstätigkeit	11,0	23,4
Cashflow aus der Investitionstätigkeit	–23,5	–2,0
Cashflow aus der Finanzierungstätigkeit	15,4	–26,1

Mio. EUR

Das Ergebnis der aufgegebenen Geschäftsbereiche leitet sich wie folgt ab:

	2006/07	2007/08
Umsatzerlöse	351,9	135,8
Umsatzkosten	–296,4	–127,6
Bruttoergebnis	**55,5**	**8,2**
Ergebnis der betrieblichen Tätigkeit (EBIT)	14,6	–30,1
Ergebnis vor Steuern (EBT)	12,7	–28,7
Steuern vom Einkommen und vom Ertrag	–1,8	3,5
Anteile anderer Gesellschafter am Jahresüberschuss	–1,0	0
Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche	**9,9**	**–25,2**

Mio. EUR

Das Ergebnis der aufgegebenen Geschäftsbereiche in Höhe von –25,2 Mio. EUR (2006/07: 9,9 Mio. EUR, davon 24,4 Mio. EUR der Division Stahl) ist der Division Automotive zuzuordnen.

Firmenwertabschreibungen in Höhe von 15,4 Mio. EUR (davon 12,3 Mio. „Amstutz Levin & Cie") sind im Ergebnis der aufgegebenen Geschäftsbereiche enthalten.

Dem der Bewertung zugrunde liegende Veräußerungserlös wurde durch eine Unternehmensbewertung ermittelt. Das Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche teilt sich auf wie folgt:

	2006/07	2007/08
Laufende Geschäftstätigkeit	8,4	-5,9
Bewertung bzw. Veräußerung	1,5	-19,3
Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche	**9,9**	**-25,2**

Mio. EUR

9. Sachanlagen

	Grundstücke, grundstücksgleiche Rechte und Bauten	Technische Anlagen und Maschinen	Andere Anlagen, Betriebs- und Geschäftsausstattung	Geleistete Anzahlungen und Anlagen in Bau	Summe
Anschaffungs- und Herstellungskosten	1.342,3	4.679,9	495,6	244,6	6.762,4
Kumulierte Abschreibungen	-752,8	-3.317,5	-373,0	-0,1	-4.443,4
Buchwerte am 01.04.2006	**589,5**	**1.362,4**	**122,6**	**244,5**	**2.319,0**
Anschaffungs- und Herstellungskosten	1.488,6	5.023,5	540,1	319,9	7.372,1
Kumulierte Abschreibungen	-778,2	-3.534,9	-398,2	0,0	-4.711,3
Buchwerte am 31.03.2007	**710,4**	**1.488,6**	**141,9**	**319,9**	**2.660,8**
Anschaffungs- und Herstellungskosten	2.173,1	7.025,6	836,8	451,5	10.487,0
Kumulierte Abschreibungen	-1.073,8	-4.803,1	-608,4	0,0	-6.485,3
Buchwerte am 31.03.2008	**1.099,3**	**2.222,5**	**228,4**	**451,5**	**4.001,7**

Mio. EUR

Die Buchwerte der Sachanlagen haben sich in den im Konzernabschluss zum 31. März 2008 dargestellten Perioden wie folgt entwickelt:

	Grundstücke, grundstücks-gleiche Rechte und Bauten	Technische Anlagen und Maschinen	Andere Anlagen, Betriebs- und Geschäfts-ausstattung	Geleistete Anzahlungen und Anlagen in Bau	Summe
Buchwerte zum 01.04.2006	**589,5**	**1.362,4**	**122,6**	**244,5**	**2.319,0**
Konsolidierungskreisänderungen	16,9	40,0	4,7	4,6	66,2
Zugänge	72,5	247,7	47,8	266,6	634,6
Umbuchungen	71,3	105,6	13,6	−191,4	−0,9
Abgänge	−2,5	−5,5	−0,6	−4,1	−12,7
Abschreibungen	−36,1	−258,2	−45,8	0,0	−340,1
Währungsdifferenzen	−1,2	−3,4	−0,4	−0,3	−5,3
Buchwerte zum 31.03.2007	**710,4**	**1.488,6**	**141,9**	**319,9**	**2.660,8**
Konsolidierungskreisänderungen	352,2	459,1	64,2	194,7	1.070,2
Zugänge	85,2	276,5	68,0	371,1	800,8
Umbuchungen	26,1	380,8	16,6	−425,7	−2,2
Abgänge	−5,4	−13,2	−2,0	−3,5	−24,1
Abschreibungen	−56,1	−351,9	−57,8	0,0	−465,8
Währungsdifferenzen	−13,1	−17,4	−2,5	−5,0	−38,0
Buchwerte zum 31.03.2008	**1.099,3**	**2.222,5**	**228,4**	**451,5**	**4.001,7**

Mio. EUR

Zum 31. März 2008 bestehen Verfügungsbeschränkungen bei Sachanlagen in Höhe von 33,9 Mio. EUR (31. März 2007: 34,0 Mio. EUR).

In den „Grundstücken, grundstücksgleiche Rechte und Bauten" sind als Finanzinvestitionen gehaltene Immobilien (IAS 40) mit einem Buchwert von 26,8 Mio. EUR (31. März 2007: 6,3 Mio. EUR) enthalten. Diese sind zu Anschaffungskosten bewertet. Im Zugang in der Berichtsperiode sind Konsolidierungskreiszugänge in Höhe von 21,3 Mio. EUR enthalten. Die Abschreibung erfolgt nach den allgemeinen Bilanzierungs- und Bewertungsmethoden für Sachanlagen. Der Marktwert basierend auf vergleichbaren Veräußerungstransaktionen wird auf 33,1 Mio. EUR (31. März 2007: 13,3 Mio. EUR) geschätzt.

„Grundstücke, grundstücksgleiche Rechte und Bauten" sowie „Technische Anlagen und Maschinen" enthalten Vermögenswerte, welchen ein Finanzierungsleasing zugrunde liegt. Im Konzernabschluss sind diese Vermögenswerte wie folgt ausgewiesen:

	2006/07	2007/08
Anschaffungskosten	109,7	120,7
Kumulierte Abschreibungen	−39,6	−43,7
Buchwert	**70,1**	**77,0**

Mio. EUR

Die Mindestleasingzahlungen aus Finanzierungsleasing weisen folgende Laufzeiten aus:

	2006/07	2007/08
Laufzeit bis zu einem Jahr	9,9	12,4
Laufzeit zwischen einem Jahr und fünf Jahren	27,6	42,0
Laufzeit über fünf Jahre	34,8	35,8
	72,3	**90,2**

Mio. EUR

Neben den Finanzierungsleasingvereinbarungen bestehen Verpflichtungen aus operativen Leasingvereinbarungen über Sachanlagen, welche nicht in der Bilanz ausgewiesen sind. Diese Verpflichtungen weisen folgende Laufzeiten aus:

	2006/07	2007/08
Laufzeit bis zu einem Jahr	20,2	21,8
Laufzeit zwischen einem Jahr und fünf Jahren	52,4	58,0
Laufzeit über fünf Jahre	28,8	52,0
	101,4	**131,8**

Mio. EUR

Zahlungen in Höhe von 21,4 Mio. EUR (2006/07: 25,3 Mio. EUR) auf Grund von operativen Leasingvereinbarungen werden als Aufwendungen erfasst.

Aufgliederung der Abschreibungen auf Sachanlagen und immaterielle Vermögensgegenstände nach Funktionsbereichen

	2006/07	2007/08
Umsatzkosten	315,3	564,9
Vertriebskosten	6,3	82,9
Verwaltungskosten	17,7	25,0
Sonstige betriebliche Aufwendungen	7,9	11,1
	347,2	**683,9**

Mio. EUR

Außerplanmäßige Abschreibungen und nachträgliche Aufholungen
Im Abschlussjahr wurden außerplanmäßige Abschreibungen auf Sachanlagen (gemäß IAS 36) im Ausmaß von 0,1 Mio. EUR (31. März 2007: 0,5 Mio. EUR) durchgeführt.

10. Firmenwert

	31.03.2006	31.03.2007	31.03.2008
Anschaffungs- und Herstellungskosten	247,2	316,7	1.418,8
Kumulierte Abschreibungen	0,0	0,0	−15,4
Buchwert	**247,2**	**316,7**	**1.403,4**

Mio. EUR

Die Buchwerte der Firmenwerte haben sich in den im Konzernabschluss zum 31. März 2008 dargestellten Perioden wie folgt entwickelt:

	Firmenwert
Buchwerte zum 01.04.2006	**247,2**
Konsolidierungskreisänderungen	72,9
Abgänge	−3,4
Buchwerte zum 31.03.2007	**316,7**
Konsolidierungskreisänderungen	1.102,1
Abschreibungen	−15,4
Buchwerte zum 31.03.2008	**1.403,4**

Mio. EUR

Impairmenttest von zahlungsmittelgenerierenden Einheiten mit Firmenwerten
Die folgenden Divisionen beinhalten wesentliche Buchwerte von Firmenwerten:

	2006/07	2007/08
Division Stahl	0,0	154,8
Division Edelstahl	0,0	902,3
Division Bahnsysteme	142,6	170,3
Division Automotive	121,6	118,7
Division Profilform	52,5	57,3
	316,7	**1.403,4**

Mio. EUR

Innerhalb der Divisionen werden Firmenwerte auf mehrere zahlungsmittelgenerierende Einheiten zugeordnet. Diese Firmenwerte wurden im Hinblick auf den zukünftigen wirtschaftlichen Nutzen unter Anwendung der Discounted Cash Flow-Methode auf Werthaltigkeit überprüft. Die Berechnung erfolgte auf Basis einer 3-Jahres-Mittelfristplanung unter Heranziehung eines Kapitalkostensatzes (WACC) von 9,5 % vor Steuern. Die Werthaltigkeit aller Firmenwerte wurde dadurch bestätigt.

11. Andere immaterielle Vermögenswerte

	Andere immaterielle Vermögenswerte		
	Rechte	Geleistete Anzahlungen	Summe
Anschaffungs- und Herstellungskosten	240,1	2,9	243,0
Kumulierte Abschreibungen	–184,9	0,0	–184,9
Buchwerte am 01.04.2006	**55,2**	**2,9**	**58,1**
Anschaffungs- und Herstellungskosten	302,5	2,7	305,2
Kumulierte Abschreibungen	–201,9	0,0	–201,9
Buchwerte am 31.03.2007	**100,6**	**2,7**	**103,3**
Anschaffungs- und Herstellungskosten	1.244,2	2,3	1.246,5
Kumulierte Abschreibungen	–477,9	–0,2	–478,1
Buchwerte am 31.03.2008	**766,3**	**2,1**	**768,4**

Mio. EUR

Die Buchwerte der anderen immateriellen Vermögenswerte haben sich in den im Konzernabschluss zum 31. März 2008 dargestellten Perioden wie folgt entwickelt:

	Andere immaterielle Vermögenswerte		
	Rechte	Geleistete Anzahlungen	Summe
Buchwerte zum 01.04.2006	**55,2**	**2,9**	**58,1**
Konsolidierungskreisänderungen	56,2	0,0	56,2
Zugänge	11,4	1,9	13,3
Umbuchungen	3,2	-1,9	1,3
Abgänge	-0,3	-0,2	-0,5
Abschreibungen	-25,0	0,0	-25,0
Währungsdifferenzen	-0,1	0,0	-0,1
Buchwerte zum 31.03.2007	**100,6**	**2,7**	**103,3**
Konsolidierungskreisänderungen	870,9	0,0	870,9
Zugänge	27,2	2,3	29,5
Umbuchungen	4,7	-2,9	1,8
Abgänge	-2,0	0,0	-2,0
Abschreibungen	-230,7	0,0	-230,7
Währungsdifferenzen	-4,4	0,0	-4,4
Buchwerte zum 31.03.2008	**766,3**	**2,1**	**768,4**

Mio. EUR

12. Anteile an assoziierten Unternehmen und andere Finanzanlagen

	Anteile an verbundenen Unternehmen	Anteile an assoziierten Unternehmen	Sonstige Beteiligungen	Wertpapiere	Ausleihungen	Geleistete Anzahlungen	Summe
Anschaffungs- und Herstellungskosten	13,5	66,4	26,3	75,2	9,6	0,0	191,0
Kumulierte Abschreibungen	–4,1	–2,6	–16,3	–3,5	–0,3	0,0	–26,8
Buchwerte am 01.04.2006	**9,4**	**63,8**	**10,0**	**71,7**	**9,3**	**0,0**	**164,2**
Anschaffungs- und Herstellungskosten	8,2	88,5	24,9	61,8	8,4	0,0	191,8
Kumulierte Abschreibungen	–1,7	–2,5	–16,5	–3,2	–0,7	0,0	–24,6
Buchwerte am 31.03.2007	**6,5**	**86,0**	**8,4**	**58,6**	**7,7**	**0,0**	**167,2**
Anschaffungs- und Herstellungskosten	25,0	110,5	14,6	63,8	14,4	2,3	230,6
Kumulierte Abschreibungen	–6,8	–2,5	–5,2	–3,2	–1,2	0,0	–18,9
Buchwerte am 31.03.2008	**18,2**	**108,0**	**9,4**	**60,6**	**13,2**	**2,3**	**211,7**

Mio. EUR

	Anteile an verbundenen Unternehmen	Anteile an assoziierten Unternehmen	Sonstige Beteiligungen	Wertpapiere	Ausleihungen	Geleistete Anzahlungen	Summe
Buchwerte zum 01.04.2006	**9,4**	**63,8**	**10,0**	**71,7**	**9,3**	**0,0**	**164,2**
Konsolidierungskreisänderungen	1,4	18,7	−0,1	−0,1	0,1	0,0	20,0
Zugänge	1,3	18,1	2,7	5,4	0,6	0,0	28,1
Umbuchungen	−2,7	0,0	0,6	0,0	−1,7	0,0	−3,8
Abgänge	−2,8	−14,2	−3,9	−17,0	−0,5	0,0	−38,4
Abschreibungen	−0,1	0,0	−0,8	−1,4	−0,1	0,0	−2,4
Zuschreibungen	0,0	0,0	0,0	0,0	0,1	0,0	0,1
Währungsdifferenzen	0,0	−0,4	−0,1	0,0	−0,1	0,0	−0,6
Buchwerte zum 31.03.2007	**6,5**	**86,0**	**8,4**	**58,6**	**7,7**	**0,0**	**167,2**
Konsolidierungskreisänderungen	8,8	0,1	3,7	20,1	1,7	0,0	34,4
Zugänge	7,6	24,7	7,3	28,1	6,4	2,3	76,4
Umbuchungen	−2,8	8,8	−7,6	−2,4	−0,3	0,0	−4,3
Abgänge	−1,4	−11,6	−2,4	−43,4	−1,0	0,0	−59,8
Abschreibungen	−0,5	0,0	0,0	−2,3	−0,1	0,0	−2,9
Zuschreibungen	0,0	0,0	0,0	1,9	0,1	0,0	2,0
Währungsdifferenzen	0,0	0,0	0,0	0,0	−1,3	0,0	−1,3
Buchwerte zum 31.03.2008	**18,2**	**108,0**	**9,4**	**60,6**	**13,2**	**2,3**	**211,7**

Mio. EUR

Die Ausleihungen setzen sich wie folgt zusammen:

	31.03.2006	31.03.2007	31.03.2008
Ausleihungen an verbundenen Unternehmen	1,2	0,2	1,4
Ausleihungen an assoziierte Unternehmen	0,6	0,0	0,0
Ausleihungen an sonstige Beteiligungen	0,4	0,0	0,0
Sonstige Ausleihungen	7,1	7,5	10,0
Sonstige Forderungen Finanzierung	0,0	0,0	1,8
	9,3	**7,7**	**13,2**

Mio. EUR

Die kurzfristigen anderen Finanzanlagen beinhalten mit 217,0 Mio. EUR (31. März 2007: 364,9 Mio. EUR) Anteile am V54-Investmentfonds und mit 30,7 Mio. EUR (31. März 2007: 25,0 Mio. EUR) andere Wertpapiere.

Kurzfristige und langfristige Wertpapiere in Höhe von 7,3 Mio. EUR (31. März 2007: 15,2 Mio. EUR) sind für Investitionskredite der Europäischen Investitionsbank verpfändet.

13. Latente Steuern

Latente Steuern auf Grund von Differenzen aus Anteilen an Tochterunternehmen werden in Übereinstimmung mit IAS 12.39 nicht angesetzt.

Die zeitlichen Differenzen zwischen den Werten der Steuerbilanz und dem Konzernabschluss verteilen sich wie folgt:

	Aktiva		Passiva	
	31.03.2007	31.03.2008	31.03.2007	31.03.2008
Langfristiges Vermögen	106,8	93,8	135,6	272,7
Kurzfristiges Vermögen	47,6	63,2	84,4	152,4
Langfristige Rückstellungen und Verbindlichkeiten	254,0	321,0	68,0	70,0
Kurzfristige Rückstellungen und Verbindlichkeiten	43,2	36,8	17,6	88,8
	451,6	**514,8**	**305,6**	**583,9**
Konsolidierung				
Zwischengewinneliminierungen	58,7	124,9	0,0	0,0
Stille Reserven	0,0	0,0	77,2	899,7
Sonstige	7,6	55,2	4,4	22,0
	517,9	**694,9**	**387,2**	**1.505,6**
Körperschaftsteuersatz	25,0 %	25,0 %	25,0 %	25,0 %
Latente Steuern	129,5	173,7	96,8	376,4
Akquisitionsbedingter Steuervorteil	0,0	234,9	0,0	0,0
Saldierung der latenten Steuern gegenüber derselben Steuerbehörde	–11,5	–15,4	–11,5	–15,4
Saldierte latente Steuern	**118,0**	**393,2**	**85,3**	**361,0**

Mio. EUR

Der Steuervorteil aus der Akquisition BÖHLER-UDDEHOLM wird über eine Restlaufzeit von 14 Jahren mit einem Betrag von 18,1 Mio. EUR pro Jahr aufgelöst. Dem steht eine tatsächliche Steuerersparnis gegenüber.

Im Berichtsjahr wurden aktive/passive latente Steuern in Höhe von 0,8 Mio. EUR (31. März 2007: 4,3 Mio. EUR) auf direkt im Eigenkapital verbuchte Positionen ebenfalls erfolgsneutral im Eigenkapital erfasst.

14. Vorräte

	2006/07	2007/08
Roh-, Hilfs- und Betriebsstoffe	671,2	993,5
Unfertige Erzeugnisse	303,4	757,3
Fertige Erzeugnisse	395,3	973,7
Handelswaren	38,2	239,7
Noch nicht abrechenbare Leistungen	9,3	21,4
Geleistete Anzahlungen	4,3	25,5
	1.421,7	**3.011,1**

Mio. EUR

Wertberichtigungen auf den niedrigeren Nettoveräußerungswert sind in Höhe von 39,2 Mio. EUR (31. März 2007: 16,8 Mio. EUR) im Konzernabschluss enthalten. Vorräte in Höhe von 4,2 Mio. EUR (31. März 2007: 8,0 Mio. EUR) sind als Sicherheiten für Verbindlichkeiten verpfändet. 5.767,9 Mio. EUR (31. März 2007: 3.668,8 Mio. EUR) wurden als Materialaufwand erfasst.

15. Forderungen aus Lieferungen und Leistungen und sonstige Forderungen

	31.03.2007	Davon Restlaufzeit von mehr als 1 Jahr	31.03.2008	Davon Restlaufzeit von mehr als 1 Jahr
Forderungen aus Lieferungen und Leistungen	973,4	0,4	1.754,6	4,7
Forderungen gegenüber verbundenen Unternehmen	12,2	0,0	31,5	0,0
Forderungen gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht	25,3	0,0	43,8	0,0
Sonstige Forderungen und Vermögenswerte	282,9	10,7	402,9	12,4
	1.293,8	**11,1**	**2.232,8**	**17,1**

Mio. EUR

In den Forderungen aus Lieferungen und Leistungen sind Forderungen aus Fertigungsaufträgen wie folgt enthalten:

	31.03.2007	31.03.2008
Bis zum Bilanzstichtag angefallene Kosten	102,4	120,1
Bis zum Bilanzstichtag angefallene Gewinne	38,0	13,5
Bis zum Bilanzstichtag angefallene Verluste	–1,2	–2,5
Bruttoforderungen	**139,2**	**131,1**
Abzüglich erhaltene Anzahlungen	–111,0	–85,6
Forderungen aus der Auftragsfertigung	**28,2**	**45,5**

Mio. EUR

16. Zahlungsmittel und Zahlungsmitteläquivalente

	2006/07	2007/08
Kassenbestand, Guthaben bei Kreditinstituten, Schecks	356,1	331,9

Mio. EUR

17. Eigenkapital

Grundkapital

Gemäß § 4 Abs. 6 der Satzung ist der Vorstand ermächtigt, das Grundkapital um bis zu 28.778.442,33 EUR durch Ausgabe von bis zu 15.840.000 Stückaktien zu erhöhen, soweit Gläubiger der im Juli 2005 begebenen Wandelanleihe von ihrem Recht auf Wandlung in Aktien Gebrauch machen (bedingte Kapitalerhöhung).

Der Vorstand hat zwischen 2. Juli und 4. Juli 2007 von dieser Ermächtigung Gebrauch gemacht und das Grundkapital der voestalpine AG durch Ausgabe von 6.039.033 auf den Inhaber lautende Stückaktien an Gläubiger der im Juli 2005 begebenen Wandelanleihe um 3,81 % erhöht. Das Grundkapital beträgt somit zum 31. März 2008 298.756.264,42 EUR (31. März 2007: 287.784.423,33 EUR) und ist in 164.439.033 Stückaktien zerlegt (31. März 2007: 158.400.000). In der Berichtsperiode wurden Wandelanleihen mit einer Nominale von 113,2 Mio. EUR durch die Kapitalerhöhung und 38,2 Mio. EUR mit zurückgekauften eigenen Aktien bedient.

Der Vorstand ist gemäß § 4 (2) der Satzung bis 30. Juni 2010 ermächtigt, das Grundkapital der Gesellschaft durch Ausgabe von bis zu 31.680.000 auf den Inhaber lautende Stückaktien gegen Bareinzahlung oder Sacheinlage, in letzterem Fall insbesondere durch Einbringung von Beteiligungen, Unternehmen, Betrieben und Betriebsteilen, und auch unter teilweisem oder gänzlichem Ausschluss des Bezugsrechtes der Aktionäre zu erhöhen. Ferner ist der Vorstand gemäß § 4 (2) der Satzung bis 30. Juni 2010 ermächtigt, das Grundkapital der Gesellschaft durch Ausgabe von bis zu 15.840.000 auf den Inhaber lautende Stückaktien an Arbeitnehmer, leitende Angestellte und Mitglieder des Vorstands der Gesellschaft im Rahmen eines Mitarbeiterbeteiligungsprogramms oder eines Aktienoptionsprogramms unter Ausschluss des Bezugsrechts der Aktionäre um weitere bis zu 28.778.442,33 EUR zu erhöhen.

In der Hauptversammlung vom 4. Juli 2007 wurde der Vorstand für die Dauer von 18 Monaten zum Erwerb von eigenen Aktien in Höhe von bis zu 10 % des Grundkapitals ermächtigt. Der Rückkaufspreis darf max. 20 % unter und max. 10 % über dem durchschnittlichen Börsenkurs der dem Rückerwerb vorhergehenden drei Börsentage liegen. Mit Beschluss vom 11. Dezember 2007 hat der Vorstand beschlossen, von dieser Ermächtigung beginnend mit 2. Jänner 2008 Gebrauch zu machen.

Die Kapitalrücklagen beinhalten im Wesentlichen das Agio (abzüglich Kosten der Eigenkapitalbeschaffung), die Eigenkapitalkomponente der Wandelschuldverschreibung, Gewinne/Verluste aus dem Verkauf von eigenen Aktien sowie anteilsbasierte Vergütungen.

Hybridkapital

Die voestalpine AG hat am 16. Oktober 2007 eine gegenüber allen sonstigen Gläubigern nachrangige unbefristete Anleihe (Hybridanleihe) im Umfang von 1 Mrd. EUR begeben. Der Kupon beträgt 7,125 %, welcher bei Entfall der Dividende auch ausgesetzt werden kann. Nach sieben Jahren Laufzeit hat die voestalpine AG, nicht aber die Gläubiger, erstmalig die Möglichkeit zur Tilgung der Anleihe oder der Fortsetzung zu einem höheren, aber variablen Zinssatz (3-Monats-EURIBOR plus 5,05 %).

Der Erlös aus der Begebung der Hybridanleihe wird als Teil des Eigenkapitals ausgewiesen, da dieses Instrument die Kriterien von Eigenkapital nach IAS 32 erfüllt. Entsprechend werden auch die zu zahlenden Kupons als Teil der Ergebnisverwendung dargestellt. Die Begebungskosten der Anleihe und das Disagio belaufen sich auf 10,5 Mio. EUR; darauf entfallende Steueransprüche in Höhe von 2,6 Mio. EUR wurden aktiviert. Das Eigenkapital erhöht sich deshalb um einen Wert von 992,1 Mio. EUR.

Eigene Aktien

	Eigene Aktien Tsd. Stück	Buchwert Tsd. EUR	Anteil am Grundkapital %	Anteil am Grundkapital Tsd. EUR
Stand am 01.04.2007	**4.327**	**181.810**	**2,63**	**7.861**
Zugänge	4.674	262.356	2,84	8.492
Abgänge	-3.798	-171.862	-2,31	-6.900
Stand am 31.03.2008	**5.203**	**272.304**	**3,16**	**9.453**

Minderheitsanteile am Eigenkapital

Die Minderheitsanteile am Eigenkapital zum 31. März 2008 resultieren im Wesentlichen aus Fremdanteilen bei der BÖHLER-UDDEHOLM AG, VAE-Gruppe, Railpro B.V. und den Danube Equity Gesellschaften.

18. Pensionen und andere Arbeitnehmerverpflichtungen

	2006/07	2007/08
Abfertigungsrückstellung	359,8	447,8
Pensionsrückstellung	111,4	278,9
Jubiläumsgeldrückstellung	94,9	112,6
	566,1	**839,3**

Mio. EUR

Rückstellungen für Abfertigungen

	2006/07	2007/08
Barwert der Abfertigungsverpflichtungen (DBO) zum 01.04.2007	**337,6**	**359,8**
Dienstzeitaufwand der Periode	10,6	11,7
Zinsaufwand der Periode	14,5	20,0
Konsolidierungskreisänderungen	-8,3	87,2
Abfertigungszahlungen	-18,0	-25,8
Versicherungsmathematische +Gewinne/-Verluste	23,4	-5,1
Barwert der Abfertigungsverpflichtungen (DBO) zum 31.03.2008	**359,8**	**447,8**

Mio. EUR

	31.03.2004	31.03.2005	31.03.2006	31.03.2007	31.03.2008
Versicherungsmathematische +Gewinne/-Verluste aus Parameteränderungen in %	6,6 %	-3,6 %	-11,1 %	-3,0 %	2,7 %

Rückstellungen für Pensionen

	2006/07	2007/08
Barwert der Pensionsverpflichtungen (DBO) zum 01.04.2007	**377,0**	**381,4**
Dienstzeitaufwand der Periode	7,1	9,6
Zinsaufwand der Periode	16,5	27,4
Konsolidierungskreisänderungen	-5,0	268,3
Pensionszahlungen	-13,9	-36,9
Kursdifferenzen	0,0	-9,5
Versicherungsmathematische +Gewinne/-Verluste	-0,3	-23,5
Barwert der Pensionsverpflichtungen (DBO) zum 31.03.2008	**381,4**	**616,8**
Pensionskassenvermögen zum 31.03.2008	-270,0	-337,9
Rückstellungen für Pensionen zum 31.03.2008	**111,4**	**278,9**

Mio. EUR

	2006/07	2007/08
Pensionskassenvermögen zum 01.04.2007	**253,7**	**270,0**
Erwarteter Pensionskassenertrag der Periode	14,9	19,5
Versicherungsmathematische +Gewinne/–Verluste	5,7	–16,5
Kursdifferenzen	0,0	–8,6
Konsolidierungskreisveränderungen	–6,0	80,4
Arbeitgeberbeiträge	10,2	24,1
Pensionszahlungen	–8,5	–31,0
Pensionskassenvermögen zum 31.03.2008	**270,0**	**337,9**

Mio. EUR

	31.03.2004	31.03.2005	31.03.2006	31.03.2007	31.03.2008
Barwert der Pensionsverpflichtungen (PBO)	284,2	311,4	377,0	381,4	616,8
Pensionskassenvermögen	–187,4	–212,9	–253,7	–270,0	–337,9
	96,8	**98,5**	**123,3**	**111,4**	**278,9**
Versicherungsmathematische +Gewinne/–Verluste aus Parameteränderungen in %	0,0 %	0,0 %	–12,4 %	1,1 %	1,3 %

Mio. EUR

Die Berechnung der Rückstellungen für Pensionen erfolgte auf Basis einer erwarteten Verzinsung des Pensionskassenvermögens von 6 %. Die tatsächliche Verzinsung lag bei 1,1 %.

Rückstellungen der Jubiläumsgelder

	2006/07	2007/08
Barwert der Jubiläumsgeldverpflichtungen (DBO) zum 01.04.2007	**90,7**	**94,9**
Dienstzeitaufwand der Periode	5,2	5,4
Zinsaufwand der Periode	3,9	5,0
Konsolidierungskreisänderungen	–0,2	17,6
Jubiläumsgeldzahlungen	–5,9	–7,1
Versicherungsmathematische +Gewinne/–Verluste	1,2	–3,2
Barwert der Jubiläumsgeldverpflichtungen (DBO) zum 31.03.2008	**94,9**	**112,6**

Mio. EUR

19. Rückstellungen

	Stand 01.04. 2007	Konsolidierungskreisänderungen	Währungsdifferenzen	Verbrauch	Auflösungen	Zuweisungen	Stand 31.03. 2008
Langfristige Rückstellungen							
Sonstige Personalaufwendungen	10,2	8,8	-0,2	-3,5	-0,1	6,3	21,5
Garantien und sonstige Wagnisse	3,0	14,3	-0,4	-1,0	-3,3	2,4	15,0
Übrige langfristige Rückstellungen	7,8	16,0	0,0	-0,9	-1,4	11,0	32,5
	21,0	**39,1**	**-0,6**	**-5,4**	**-4,8**	**19,7**	**69,0**
Kurzfristige Rückstellungen							
Nicht konsumierte Urlaube	78,3	36,6	-0,9	-66,9	-4,5	79,8	122,4
Sonstige Personalaufwendungen	41,5	39,0	-1,2	-50,2	-15,2	76,7	90,6
Garantien und sonstige Wagnisse	26,4	21,0	-0,2	-15,5	-9,3	28,6	51,0
Drohende Verluste	13,9	0,4	-0,2	-4,3	-1,8	6,3	14,3
Übrige kurzfristige Rückstellungen	80,5	59,5	-0,7	-71,7	-22,0	79,2	124,8
	240,6	**156,5**	**-3,2**	**-208,6**	**-52,8**	**270,6**	**403,1**
	261,6	**195,6**	**-3,8**	**-214,0**	**-57,6**	**290,3**	**472,1**

Mio. EUR

Die Rückstellungen für Personalaufwendungen enthalten insbesondere Prämien und Bonifikationen. Die Rückstellungen für Garantien und sonstige Wagnisse sowie die drohende Verlustrückstellung betreffen die laufende Geschäftstätigkeit. Die übrigen Rückstellungen beinhalten insbesondere Rückstellungen für Vertriebsprovisionen, Prozess-, Rechts- und Beratungskosten sowie Umweltschutzverpflichtungen.

20. Finanzverbindlichkeiten

	Restlaufzeit bis zu einem Jahr		Restlaufzeit von mehr als einem Jahr	
	31.03.2007	31.03.2008	31.03.2007	31.03.2008
Anleihen und Verbindlichkeiten gegenüber Kreditinstituten	445,6	2.919,5	686,2	1.200,9
Verbindlichkeiten aus Finanzierungsleasing	6,2	6,4	53,1	60,5
Verbindlichkeiten gegenüber verbundenen Unternehmen	11,4	21,1	0,0	0,0
Verbindlichkeiten gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht	96,3	68,0	0,0	0,0
Sonstige Verbindlichkeiten	70,1	16,7	0,3	1,5
	629,6	**3.031,7**	**739,6**	**1.262,9**

Mio. EUR

Am 21. Juli 2005 wurden Wandelschuldverschreibungen mit einem Nominalwert von 250 Mio. EUR und einer Laufzeit von fünf Jahren emittiert. Die Verzinsung beträgt 1,5 %.

Die Einnahmen aus der Begebung der Wandelschuldverschreibung wurden in eine Schuld- sowie eine Eigenkapitalkomponente aufgeteilt. Die Eigenkapitalkomponente spiegelt den Marktwert des Optionsrechts wider, die Verbindlichkeit in Eigenkapital umzuwandeln.

Die Zinsaufwendungen der Wandelschuldverschreibung wurden anhand der Effektivzinsmethode mit einem Zinssatz von 4,0 % berechnet.

Die Schuldkomponente zum 31. März 2008 berechnet sich folgt:

Schuldkomponente zum 31.03.2006	**225,3**
Wandlung	−0,5
Rückkauf	−24,1
Zinsabgrenzung	5,0
Schuldkomponente zum 31.03.2007	**205,7**
Wandlung	−137,5
Rückkauf	0,0
Zinsabgrenzung	−0,6
Schuldkomponente zum 31.03.2008	**67,6**

Mio. EUR

21. Verbindlichkeiten aus Lieferungen und Leistungen und sonstige Verbindlichkeiten

	31.03.2007	31.03.2008
Erhaltene Anzahlungen auf Bestellungen	37,3	70,4
Verbindlichkeiten aus Lieferungen und Leistungen	870,2	1.291,9
Verbindlichkeiten aus der Annahme gezogener Wechsel und der Ausstellung eigener Wechsel	224,4	203,4
Verbindlichkeiten gegenüber verbundenen Unternehmen	8,6	9,2
Verbindlichkeiten gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht	3,6	4,9
Sonstige Verbindlichkeiten	343,1	567,0
	1.487,2	**2.146,8**

Mio. EUR

22. Eventualverbindlichkeiten

	31.03.2007	31.03.2008
Verbindlichkeiten aus der Begebung und Übertragung von Wechsel	21,3	0,2
Bürgschaften, Garantien	7,9	4,8
Sonstige vertragliche Haftungsverhältnisse	1,9	1,3
	31,1	**6,3**

Mio. EUR

23. Finanzinstrumente

Allgemeines

Die wesentlichen durch den voestalpine-Konzern verwendeten Finanzinstrumente umfassen Bankdarlehen und kurzfristige Vorlagen, eine Wandelschuldverschreibung und Schulden aus Lieferungen und Leistungen. Der Hauptzweck der Finanzinstrumente ist die Finanzierung der Geschäftstätigkeit des Konzerns. Der Konzern verfügt über verschiedene finanzielle Vermögenswerte wie zum Beispiel Forderungen aus Lieferungen und Leistungen sowie kurzfristige Einlagen und langfristige Veranlagungen, die unmittelbar aus seiner Geschäftstätigkeit resultieren.

Des Weiteren nutzt der Konzern auch derivative Finanzinstrumente. Hierzu gehören vor allem Zinsswaps und Devisentermingeschäfte. Zweck dieser derivativen Finanzinstrumente ist die Absicherung gegen Zins- und Währungsrisiken sowie gegen Risiken auf Grund der Schwankungen von Rohstoff- und CO_2-Preisen, welche aus der Geschäftstätigkeit des Konzerns und seinen Finanzierungsquellen resultieren.

Kapitalmanagement

Vorrangiges Ziel der Kapitalsteuerung des Konzerns ist es, sicherzustellen, dass er neben der Verfügbarkeit über die notwendige Liquidität zur Unterstützung seiner Geschäftstätigkeit und zur Maximierung des Shareholder Value eine angemessene Bonität und eine ausreichende Eigenkapitalquote aufrechterhält.

Der voestalpine-Konzern steuert sein Kapital mithilfe der Kennzahlen Nettofinanzverschuldung/EBITDA sowie der Gearing Ratio, dem Verhältnis von Nettofinanzverschuldung zum Eigenkapital. Die Nettofinanzverschuldung umfasst verzinsliche Verbindlichkeiten abzüglich Finanzierungsforderungen, Ausleihungen, Wertpapiere sowie Zahlungsmittel und Zahlungsmitteläquivalente. Das Eigenkapital inkludiert Minderheitsanteile an Konzernunternehmen, die Eigenkapitalkomponente der Wandelschuldverschreibung sowie das Hybridkapital.

Finanzielles Risikomanagement – Corporate Finance-Organisation

Das finanzielle Risikomanagement umfasst auch den Bereich Rohstoffrisikomanagement. Betreffend Richtlinienkompetenz, Strategiefestsetzung und Zieldefinition ist das finanzielle Risikomanagement zentral organisiert. Das bestehende Regelwerk beinhaltet Ziele, Grundsätze, Aufgaben und Kompetenzen sowohl für das Konzern-Treasury als auch für die einzelnen Konzerngesellschaften. Weiters werden die Themen Pooling, Geldmarkt, Kredit- und Wertpapiermanagement, Fremdwährungs-, Zins- und Liquiditätsrisiko sowie das Berichtswesen geregelt. Für die Umsetzung ist das Konzern-Treasury verantwortlich, das als Dienstleistungscenter fungiert. Geschäftsabschluss, Abwicklung und Verbuchung erfolgen in drei organisatorisch getrennten Einheiten, was ein Sechsaugenprinzip gewährleistet. Die Richtlinien und deren Einhaltung sowie die gesamten Geschäftsprozesse werden einmal jährlich durch einen zusätzlichen externen Auditor überprüft.

Teil unserer Unternehmenspolitik ist es, die finanziellen Risiken ständig zu beobachten, zu quantifizieren und – wo sinnvoll – abzusichern. Die Risikobereitschaft ist eher gering. Bestandsgefährdende Risiken müssen abgesichert werden, ansonsten zielt die Strategie auf eine Verminderung der Schwankungen der Cashflows und Erträge. Die Absicherung der Marktrisiken erfolgt zu einem hohen Anteil mit derivativen Finanzinstrumenten.

Die voestalpine AG verwendet zur Quantifizierung des Zins-, Währungs- und Rohstoffrisikos das „@ risk"-Konzept. Mit einer 95%igen Wahrscheinlichkeit wird das maximale Verlustpotenzial innerhalb eines Jahres ermittelt. Es wird das Risiko auf die offene Position berechnet, wobei als offene Position die budgetierte Menge für die nächsten zwölf Monate abzüglich der bereits abgesicherten Menge definiert ist.

Die Berechnung im Zins- und Fremdwährungsbereich erfolgt anhand des Varianz-Kovarianz-Ansatzes. Das Cashflow-Risiko, das sich aus der Schwankung von Rohstoffpreisen ergibt, wird mittels Monte-Carlo-Simulation kalkuliert.

Liquiditätsrisiko – Finanzierung
Das Liquiditätsrisiko bezeichnet das Risiko, sich jederzeit Finanzmittel beschaffen zu können, um eingegangene Verbindlichkeiten zu begleichen.

Wesentliches Instrument zur Steuerung des Liquiditätsrisikos ist eine exakte Finanzplanung, die quartalsweise revolvierend von den operativen Gesellschaften direkt an das Konzern-Treasury der voestalpine AG abgegeben wird. Anhand der konsolidierten Ergebnisse wird der Bedarf an Finanzierungen und Kreditlinien bei Banken ermittelt.

Die Betriebsmittelfinanzierung erfolgt über das Konzern-Treasury. Durch ein zentrales Clearing wird ein täglicher konzerninterner Finanzausgleich durchgeführt. Gesellschaften mit Liquiditätsüberschüssen stellen diese indirekt Gesellschaften mit Liquiditätsbedarf zur Verfügung. Die Spitze wird vom Konzern-Treasury bei ihren Hausbanken positioniert. Dadurch werden eine Verminderung des Fremdfinanzierungsvolumens und eine Optimierung des Zinsergebnisses erreicht.

Finanzierungen erfolgen zur Vermeidung von Wechselkursrisiken zumeist in der lokalen Währung des jeweiligen Kreditnehmers oder sind durch Cross Currency-Swaps währungsgesichert.

Derzeit bestehen bei in- und ausländischen Banken jederzeit kündbare Kreditlinien in ausreichender Höhe, die nur geringfügig ausgenutzt sind. Neben der Möglichkeit der Ausschöpfung dieser Finanzierungsrahmen steht zur Überbrückung eventueller konjunkturbedingter Tiefs eine vertraglich vereinbarte unkündbare Liquiditätsreserve im Ausmaß von 350 Mio. EUR zur Verfügung.

Die Finanzierungsquellen werden nach dem Grundsatz der Bankenunabhängigkeit gesteuert. Derzeit bestehen Finanzierungen bei etwa 25 unterschiedlichen in- und ausländischen Banken. Darüber hinaus wird der Kapitalmarkt als Finanzierungsquelle genutzt. So wurde im Geschäftsjahr 2007/08 ein Hybrid Bond in einem Volumen von 1 Mrd. EUR begeben.

Eine Fälligkeitsanalyse aller zum Bilanzstichtag bestehenden Verbindlichkeiten stellt sich wie folgt dar:

Verbindlichkeiten

	Restlaufzeit < 1 Jahr		Restlaufzeit > 1 und < 5 Jahre		Restlaufzeit > 5 Jahre	
	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08
Anleihen	0,5	0,3	206,1	67,8	–	–
Bankverbindlichkeiten	445,1	2.919,2	431,9	1.055,9	48,2	77,2
Verbindlichkeiten aus Lieferungen und Leistungen	869,9	1.291,5	0,3	0,4	–	–
Verbindlichkeiten aus Finance Lease	6,2	6,4	25,9	39,5	27,3	21,0
Sonstige finanzielle Verbindlichkeiten	70,1	16,7	0,3	1,5	–	–
Summe Verbindlichkeiten	**1.391,8**	**4.234,1**	**664,4**	**1.165,1**	**75,4**	**98,2**

Mio. EUR

Mit diesen bestehenden Verbindlichkeiten korrespondieren folgende (prospektive) Zinsbelastungen, wie sie zum Bilanzstichtag geschätzt wurden:

	für Fälligkeit <= 1 Jahr		für Fälligkeit > 1 und < 5 Jahre		für Fälligkeit > 5 Jahre	
	2006/07	2007/08	2006/07	2007/08	2006/07	2007/08
Zinsen für Anleihen	–	–	13,4	3,2	–	–
Zinsen für Bankverbindlichkeiten	20,3	33,5	40,0	73,0	2,1	4,4
Zinsen für Verbindlichkeiten aus Lieferungen und Leistungen	–	–	–	–	–	–
Zinsen für Verbindlichkeiten aus Finance Lease	3,8	2,7	12,1	10,1	13,0	10,2
Zinsen für Sonstige finanzielle Verbindlichkeiten	–	–	–	–	–	–
Summe Zinslast	**24,1**	**36,2**	**65,5**	**86,3**	**15,1**	**14,6**

Mio. EUR

Die Fälligkeitsstruktur des Kreditportfolios weist im Detail folgendes Rückzahlungsprofil über die nächsten Jahre aus. Die Bridgefinanzierung im Ausmaß von 2.189 Mio. EUR für die Akquisition BÖHLER-UDDEHOLM mit Fälligkeit im Geschäftsjahr 2008/09 wird längerfristig refinanziert werden.

Kreditportfolio-Fälligkeitsstruktur


Mio. EUR
Kreditstand (enthält 365 Mio. EUR revolvierende Exportkredite)
Tilgungen
3.967
1.575
1.131
949
842
511
457
408
408
0
-2.392
-444
-182
-107
-331
-54
-49
0
31.03.2008
08/09
09/10
10/11
11/12
12/13
13/14
14/15
15/16

Kredit-/Bonitätsrisiko

Das Bonitätsrisiko bezeichnet Vermögensverluste, die aus der Nichterfüllung von Vertragsverpflichtungen einzelner Geschäftspartner entstehen können.

Das Bonitätsrisiko der Grundgeschäfte wird durch ein exaktes Debitorenmanagement gering gehalten. Ein hoher Prozentsatz der Liefergeschäfte ist durch Kreditversicherungen abgesichert. Darüber hinaus bestehen bankmäßige Sicherheiten, wie Garantien und Akkreditive.

Zum Bilanzstichtag bestehen folgende Forderungen, welche überfällig und noch nicht wertberichtigt sind:

Überfällige und nicht wertberichtigte Forderungen

	2006/07	2007/08
Weniger als 30 Tage überfällig	180,5	212,8
Mehr als 30 Tage, aber weniger 60 Tage überfällig	19,0	54,0
Mehr als 61 Tage, aber weniger 90 Tage überfällig	5,4	22,5
Mehr als 91 Tage, aber weniger 120 Tage überfällig	2,8	11,5
Mehr als 120 Tage überfällig	21,1	31,8
Summe	**228,8**	**332,5**

Mio. EUR

Auf Forderungen im Portfolio der voestalpine AG erfolgten in der Berichtsperiode folgende Wertberichtigungen:

Wertberichtigungen für Forderungen

	2006/07	2007/08
Anfangsbestand	**27,8**	**28,8**
Zugang	7,3	19,5
Währungsdifferenz	0,0	1,0
Konsolidierungskreisänderung	–0,1	19,0
Auflösung	–5,4	–7,5
Verbrauch	–0,9	–8,3
Endbestand	**28,8**	**52,4**

Mio. EUR

Da der Großteil der Forderungen versichert ist, ist das Forderungsausfallsrisiko als gering einzustufen. Das maximale theoretische Ausfallsrisiko entspricht den in der Bilanz angesetzten Forderungen.

Im Rahmen von ABS-Transaktionen wurden Forderungen in Höhe von 58,0 Mio. EUR (31. März 2007: 59,9 Mio. EUR) verkauft, wobei ein Delkredereabschlag in Höhe von 7,1 Mio. EUR (31. März 2007: 9,3 Mio. EUR) einbehalten wird und somit für diesen die Kriterien für eine Ausbuchung nicht erfüllt werden.

Das Management des Bonitätsrisikos von Veranlagungs- und Derivatgeschäften wird in internen Richtlinien reglementiert. Es sind alle Veranlagungen und Derivatgeschäfte je Kontrahent limitiert, wobei die Höhe des Limits vom Rating und der Höhe der Eigenmittel der Bank abhängig ist.

Bei den derivativen Finanzinstrumenten beschränkt sich das Bonitätsrisiko auf Geschäfte mit positivem Marktwert und bei diesen auf die Wiederbeschaffungskosten. Aus diesem Grund werden Derivatgeschäfte nur mit dem positiven Marktwert auf das Limit angerechnet. Derivate werden fast ausschließlich auf Grundlage von standardisierten Rahmenverträgen für Finanztermingeschäfte abgeschlossen.

Gliederung der Veranlagungen bei Finanzinstitutionen in Ratingklassen

	AAA	AA	A	NR
Bond	58	113	35	33
Geldmarktveranlagungen exkl. Habensalden auf Konten	0	53	30	66
Derivate	4	17	0	1
Sonstige Veranlagungen	0	119	0	0

Mio. EUR

Währungsrisiko

Die größte Währungsposition im Konzern entsteht durch Einkäufe von Rohstoffen in USD, aber auch in geringem Ausmaß durch Exporte in den „Nicht-EUR-Raum".

Eine Absicherung ergibt sich zunächst auf Grund von natürlich geschlossenen Positionen, bei denen z. B. Forderungen in USD aus Lieferungen und Leistungen Verbindlichkeiten für Rohstoffeinkäufe gegenüberstehen (USD-Netting). Eine weitere Möglichkeit ergibt sich aus der Nutzung von derivativen Sicherungsinstrumenten. Die voestalpine AG sichert die budgetierten Fremdwährungszahlungsströme (netto) der nächsten zwölf Monate ab. Längerfristige Absicherungen werden nur bei kontrahierten Projektgeschäften durchgeführt. Die Sicherungsquote liegt zwischen 50 % und 100 %. Je weiter der Cashflow in der Zukunft liegt, desto geringer ist die Sicherungsquote. Ein indirektes Währungsrisiko besteht nicht.

Der Nettobedarf an USD lag im Geschäftsjahr 2007/08 bei 665 Mio. Der deutliche Anstieg gegenüber dem Vorjahr (263 Mio. USD) begründet sich durch die Mengen- und Preissteigerung im Rohstoffeinkauf. Der polnische Zloty ist die zweitgrößte Fremdwährungsposition im Konzern, da die Fakturierung von Rohstoffeinkäufen teilweise auf PLN umgestellt wurde. Das restliche Fremdwährungsexposure, das insbesondere aus Exporten in den „Nicht-EUR-Raum" resultiert, ist deutlich geringer als das USD-Risiko.

Fremdwährungsportfolio 2007/08 (netto)

Im USD und PLN überwiegen die Ausgänge, in allen anderen Währungen die Eingänge.


76 %
USD
4 %
GBP
3 %
AUD
3 %
Sonstige
10 %
PLN
1 %
CHF
3 %
CAD

Anhand der Value at Risk-Rechnung ergeben sich per 31. März 2008 auf alle offenen Positionen folgende Risiken für das nächste Geschäftsjahr:

	USD	PLN	CAD	GBP	CHF	Sonstige
Position	–240,90	–41,50	15,88	6,80	4,33	
Risiko undiversifiziert	27,98	3,77	2,55	0,68	0,35	0,68

Mio. EUR

Unter Berücksichtigung der Korrelationen der einzelnen Währungen untereinander errechnet sich ein Portfoliorisiko von 28,3 Mio. EUR.

Zinsrisiko

Die voestalpine AG unterscheidet zwischen dem Cashflow-Risiko (Risiko, dass sich der Zinsaufwand bzw. Zinsertrag zum Nachteil verändert) bei variabel verzinsten Finanzinstrumenten und dem Barwertrisiko bei fix verzinsten Finanzinstrumenten. Der dargestellte Bestand umfasst alle zinsreagiblen Finanzinstrumente (Kredite, Money Market, begebene und gekaufte Wertpapiere).

Durch den akquisitionsbedingten Anstieg der Passivseite musste die globale Zinsstrategie neu überdacht werden. Als primäres Ziel wurde die Optimierung des Zinsaufwandes gewählt. Das Business-Profil erlaubt der voestalpine eine Übergewichtung der floatend verzinsten Finanzierungen. Feste Zinsbindungen werden zur Ausnutzung von Extremsituationen (Zyklustief) eingegangen.

Die variabel verzinsten Bestände der Passivseite übersteigen die Bestände der Aktivseite deutlich, sodass ein Anstieg der Geldmarktzinsen um 1 % das Zinsergebnis um 24,2 Mio. EUR belastet (im Vorjahr waren die variabel verzinsten Bestände der Aktivseite und der Passivseite ausgeglichen).

Bei einer Zinsbindung von 1,1 Jahren (inklusive Money Market-Veranlagungen) liegt der gewichtete Durchschnittszinssatz aktivseitig bei 4,28 % und auf der Passivseite bei einer Zinsbindung von 0,7 Jahren bei 4,37 %.

	Bestand	Gewichteter Durchschnitts-zinssatz	Duration	Durchschnitt-liche Kapital-bindung	Sensitivität bei 1 % Zins-änderung	Cashflow-Risiko
aktiv	587	4,28 %	1,1 Jahre	2 Jahre	–6,0	–4,6
passiv	–4.026	4,37 %	0,7 Jahre	1,7 Jahre*	24,8	28,8
netto	–3.439				18,8	24,2

* exkl. revolvierender Exportkredite in Höhe von 365 Mio. EUR

Mio. EUR

Das anhand der Value at Risk-Rechnung per 31. März 2008 ermittelte Barwertrisiko beträgt bei einer 1%igen Zinsänderung auf der Aktivseite 4,7 Mio. EUR (2006/07: 5,7 Mio. EUR) sowie auf der Passivseite 33,8 Mio. EUR (2006/07: 11,1 Mio. EUR). Im Falle eines 1%igen Zinsrückganges verbleibt somit für die voestalpine AG ein kalkulatorischer (nicht bilanzwirksamer) Nettobarwertverlust von 29,1 Mio. EUR (2006/07: 5,4 Mio. EUR).

Die Bestände der Aktivseite sind in einem Ausmaß von 286,5 Mio. EUR (Vorjahr 429,8 Mio. EUR) in den Wertpapierdachfonds V47 und V54 veranlagt. 93,5 % des Fondsvermögens sind in Anleihen und Geldmarktpapieren in EUR oder in Cash in den drei Subfonds V101, V102, V103 sowie in drei Spezialfonds wie folgt investiert:

Fonds	Anlagewährung	
Subfonds V101	101 Mio. EUR	mit einer mod. Duration von 0,34
Subfonds V102	86 Mio. EUR	mit einer mod. Duration von 2,80
Subfonds V103	67 Mio. EUR	mit einer mod. Duration von 5,70
Spezialfonds	13,6 Mio. EUR	(sind nur im V54 enthalten)

Der Aktienanteil in den Dachfonds beträgt 18,5 Mio. EUR (6,5 % des Fondsvermögens) und ist in drei globale Aktienfonds mit unterschiedlichem Investmentansatz aufgeteilt.

Auf Grund der Finanzmarktkrise, die sich im letzten Geschäftsjahresquartal negativ auswirkte, wurden sowohl beim Anleiheanteil als auch beim Aktienanteil für das Geschäftsjahr nur geringe Performancezuwächse erzielt:

Dachfonds	Performance
V47	0,36 %
V54	0,68 %

Wertpapiere werden zum beizulegenden Zeitwert bewertet; Nettogewinne in Höhe von 0,2 Mio. EUR (2006/07: 13,3 Mio. EUR) werden unter Anwendung der Fair Value-Option erfolgswirksam erfasst.

Derivative Finanzinstrumente

Bestand an derivativen Finanzinstrumenten per 31. März 2008:

	Nominale (Mio. EUR)	Fair Value	Davon im Eigenkapital berücksichtigt	Laufzeit
Devisentermingeschäfte (inkl. Devisenswap)	618,5	–31,8	–18,4	100 % < 1 Jahr
Devisenoptionen	13,5	–0,4	–0,3	100 % < 1 Jahr
Zinsderivate	1.904,9	–43,8	–2,8	100 % <= 5 Jahre
Commodity Swap	115,0	–2,3	0,0	100 % < 1 Jahr
Summe	**2.651,9**	**–78,3**	**–21,5**	

Nettoverluste in Höhe von 46,4 Mio. EUR werden im Berichtszeitraum erfolgswirksam erfasst. Bei den derivativen Geschäften erfolgt täglich eine Bewertung nach der „Mark to Market"-Methode. Dabei wird jener Wert ermittelt, der erzielt werden würde, wenn das Sicherungsgeschäft glattgestellt wird (Liquidationsmethode).

Hedge Accounting wird in der voestalpine für einen wesentlichen Teil der derivativen Finanzinstrumente angewendet. Gewinne bzw. Verluste werden direkt im Eigenkapital erfasst. Bei Verbuchung des Grundgeschäfts werden die in vergangenen Perioden direkt im Eigenkapital verbuchten kumulierten Gewinne bzw. Verluste zunächst bei den betreffenden Vermögenswerten und in weiterer Folge erfolgswirksam erfasst.

Im Geschäftsjahr 2007/08 wurde Hedge Accounting gemäß IAS 39 zur Absicherung von Fremdwährungszahlungsströmen, von zinstragenden Forderungen und Verbindlichkeiten sowie für die Sicherung von Rohstoffbezugsverträgen angewandt. Die Zins- und Währungssicherungen stellen Cashflow-Hedges dar, während die Rohstoffsicherungen als Fair Value-Hedge eingestuft wurden. Aus der Rücklage für Währungssicherungen wurden in der Berichtsperiode 0,8 Mio. EUR entnommen und ertragswirksam erfasst; negative Marktwerte in Höhe von 18,7 Mio. EUR der Rücklage zugeführt. Die Rücklage für Zinssicherungen wird auf Grund von Marktwertveränderungen um 5,7 Mio. EUR vermindert.

Einteilung von Finanzinstrumenten

Klassen	Finanzinstrumente, welche zu (fortgeführten) Anschaffungskosten bewertet werden	Finanzinstrumente, die zum Zeitwert bewertet werden			
Kategorien	Darlehen und Forderungen	Zur Veräußerung verfügbare finanzielle Vermögenswerte	Erfolgswirksam zum beizulegenden Zeitwert bewertete finanzielle Vermögenswerte		
			Derivate	FV-Option	Summe
Aktiva – 2006/07					
Andere Finanzanlagen lfr.	22,6	1,5	–	57,1	81,2
Forderungen aus Lieferungen und Leistungen und sonstige Forderungen	1.292,9	–	0,9	–	1.293,8
Finanzanlagen kfr.	–	25,0	–	364,9	389,9
Liquide Mittel	356,1	–	–	–	356,1
Buchwerte	**1.671,6**	**26,5**	**0,9**	**422,0**	**2.121,0**
Zeitwerte	**1.671,6**	**26,5**	**0,9**	**422,0**	**2.121,0**
Aktiva – 2007/08					
Andere Finanzanlagen lfr.	43,1	1,7	–	58,9	103,7
Forderungen aus Lieferungen und Leistungen und sonstige Forderungen	2.224,4	–	8,4	–	2.232,8
Finanzanlagen kfr.	–	21,9	–	225,8	247,7
Liquide Mittel	331,9	–	–	–	331,9
Buchwerte	**2.599,4**	**23,6**	**8,4**	**284,7**	**2.916,1**
Zeitwerte	**2.599,4**	**23,6**	**8,4**	**284,7**	**2.916,1**

Mio. EUR

Klassen	Finanzielle Verbindlichkeiten zu fortgeführten Anschaffungskosten	Finanzielle Verbindlichkeiten zu Zeitwerten	
Kategorien	Zu fortgeführten Anschaffungskosten bewertete Verbindlichkeiten	Erfolgswirksam zum beizulegenden Zeitwert bewertete finanzielle Verbindlichkeiten	Summe
Passiva – 2006/07			
Finanzverbindlichkeiten lfr.	739,6	–	739,6
Finanzverbindlichkeiten kfr.	629,6	–	629,6
Verbindlichkeiten aus Lieferungen und Leistungen und sonstige Verbindlichkeiten	1.483,1	4,1	1.487,2
Buchwerte	**2.852,3**	**4,1**	**2.856,4**
Zeitwerte	**3.296,0**	**4,1**	**3.300,1**
Passiva – 2007/08			
Finanzverbindlichkeiten lfr.	1.262,9	–	1.262,9
Finanzverbindlichkeiten kfr.	3.031,7	–	3.031,7
Verbindlichkeiten aus Lieferungen und Leistungen und sonstige Verbindlichkeiten	2.060,1	86,7	2.146,8
Buchwerte	**6.354,7**	**86,7**	**6.441,4**
Zeitwerte	**6.454,6**	**86,7**	**6.541,3**

Mio. EUR

24. Konzern-Kapitalflussrechnung

Die Konzern-Kapitalflussrechnung wurde nach der indirekten Methode erstellt. Die Zahlungsmittel und Zahlungsmitteläquivalente beinhalten den Kassenbestand, die Guthaben bei Kreditinstituten sowie Schecks. Die Auswirkungen von Konsolidierungskreisänderungen wurden eliminiert und sind im Cashflow aus der Investitionstätigkeit ausgewiesen.

	2006/07	2007/08
Erhaltene Zinsen	52,0	44,8
Gezahlte Zinsen	87,1	208,5
Gezahlte Steuern	233,9	286,3

Mio. EUR

Nicht zahlungswirksame Aufwendungen und Erträge

	2006/07	2007/08
Abschreibungen	367,1	709,4
Ergebnis aus dem Abgang von Anlagevermögen	–13,9	–13,4
Veränderung von Pensionen und anderen Arbeitnehmerverpflichtungen, langfristiger Rückstellungen sowie latenter Steuern	8,7	–54,9
Sonstige unbare Erträge und Aufwendungen	–7,4	5,0
	354,5	**646,1**

Mio. EUR

Die Wandlung der Wandelschuldverschreibung in Höhe von 136,4 Mio. EUR wirkt erhöhend im Eigenkapital. Die Wandlung hat keine Auswirkung auf die Kapitalflussrechnung.

Im Cashflow aus der Veränderung des Konsolidierungskreises sind –0,3 Mio. EUR aus dem Abgang von im Vorjahr vollkonsolidierten Unternehmen enthalten.

25. Angaben zu nahestehenden Personen, Organen der Gesellschaft sowie Arbeitnehmern

Geschäftsbeziehungen zwischen dem Konzern und nicht konsolidierten Tochterunternehmen sowie equitykonsolidierten Gesellschaften werden zu fremdüblichen Bedingungen abgeschlossen und sind in folgenden Posten des Konzernabschlusses enthalten:

	2006/07	2007/08
Umsatzerlöse	313,2	394,5
Materialaufwand	35,1	156,4
Sonstiger betrieblicher Aufwand	44,8	43,4
	31.03.2007	**31.03.2008**
Forderungen aus Lieferungen und Leistungen und sonstige Forderungen	44,5	38,1
Finanzverbindlichkeiten/Verbindlichkeiten aus Lieferungen und Leistungen und sonstige Verbindlichkeiten	32,7	35,2
Eventualverbindlichkeiten	0,1	0,1

Mio. EUR

Im Geschäftsjahr 2007/08 wurden 818 Leiharbeitskräfte (2006/07: 741) von einem Beteiligungsunternehmen zur Abdeckung von kurzfristigen Personalengpässen beschäftigt.

Die Nichteinbeziehung der nicht konsolidierten Gesellschaften hat keinen wesentlichen Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns.

Vorstand

Voraussetzung für die Gewährung einer Bonifikation ist das Bestehen einer Zielvereinbarung, welche mit dem Präsidialausschuss des Aufsichtsrates abzuschließen ist. 80 % der möglichen Bonifikation orientieren sich an quantitativen, 20 % an qualitativen Zielen. Zielgrößen für die quantitativen Ziele sind das Ergebnis der betrieblichen Tätigkeit (EBIT) und der „Return on Capital Employed" (ROCE). Die konkreten Zielgrößen werden periodisch vom Präsidialausschuss in Abstimmung mit dem Vorstand festgelegt. Die qualitativen Ziele bestehen aus zwei bis vier Einzelzielen, die insbesondere die Bereiche Strategie, Kostenmanagement und Organisation betreffen. Die Bonifikationen sind mit 150 % des Jahresbruttogehalts begrenzt.

Die Höhe der vertraglich zugesagten Firmenpension bemisst sich nach der Dauer der Dienstzeit. Pro Dienstjahr beträgt die Höhe der jährlichen Pension 1,2 % des letzten Jahresbruttogehalts. Maximal kann die Pensionsleistung jedoch nur 40 % des letzten Jahresbruttogehalts (ohne variable Bezüge) erreichen.

Die Vorstandsmitglieder erhalten bei Beendigung des Anstellungsverhältnisses eine Abfertigung in sinngemäßer Anwendung des Angestelltengesetzes.

Die Bezüge der aktiven Mitglieder des Vorstandes der voestalpine AG setzen sich wie folgt zusammen:

	2006/07	2007/08
Fixe Bezüge	2,4	2,9
Variable Bezüge	3,4	5,7
	5,8	**8,6**

Mio. EUR

An Mitglieder des Vorstandes der voestalpine AG wurden keine Vorschüsse oder Kredite gewährt.

Aufsichtsrat

In der Hauptversammlung der Gesellschaft am 5. Juli 2006 wurde beschlossen, die bereits für das Geschäftsjahr 2004/05 angewandte Regelung für die Vergütung der Aufsichtsratsmitglieder in die Satzung der Gesellschaft aufzunehmen. Gemäß § 15 der Satzung erhalten die Aufsichtsratsmitglieder demnach als Vergütung einen Betrag von 1 Promille des Jahresüberschusses gemäß festgestelltem Konzern-Jahresabschluss. Die Aufteilung des Gesamtbetrages erfolgt unter Zugrundelegung eines Aufteilungsschlüssels von 100 % für den Vorsitzenden, 75 % für die stellvertretenden Vorsitzenden und 50 % für alle anderen Mitglieder, wobei dem Vorsitzenden jedenfalls eine Mindestvergütung von 20.000 EUR, dem stellvertretenden Vorsitzenden eine Mindestvergütung von 15.000 EUR und allen anderen Mitgliedern des Aufsichtsrates eine Mindestvergütung von 10.000 EUR zustehen. Begrenzt ist die Aufsichtsratsvergütung mit dem Vierfachen der genannten Beträge. Das Sitzungsgeld beträgt 500 EUR pro Sitzung.

Die jährliche Vergütung der Mitglieder des Aufsichtsrates ist somit abschließend in der Satzung festgelegt. Eine Beschlussfassung in der Hauptversammlung ist nicht mehr erforderlich.

Die Aufsichtsratsvergütungen sowie sonstige Aufwendungen für den Aufsichtsrat betrugen im Geschäftsjahr 2007/08 insgesamt 0,5 Mio. EUR (2006/07: 0,5 Mio. EUR). An Mitglieder des Aufsichtrates der voestalpine AG wurden keine Vorschüsse oder Kredite gewährt.

Die Kanzlei Binder Grösswang Rechtsanwälte, bei der Herr Dr. Michael Kutschera als Partner tätig ist, erbrachte als Rechtsberater der voestalpine AG im Geschäftsjahr 2007/08 Beratungsleistungen für Fragen im Zusammenhang mit dem Übernahmerecht und für das Übernahmeangebot für die BÖHLER-UDDEHOLM AG, für die Begebung einer Hybridanleihe und für andere Transaktionen zur Finanzierung der Übernahme der BÖHLER-UDDEHOLM AG, für das Gesellschafterausschlussverfahren bei der BÖHLER-UDDEHOLM AG sowie für diverse Einzelfragen. Die Abrechnung dieser Mandate erfolgte zu den jeweils geltenden allgemeinen Stundensätzen der Kanzlei Binder Grösswang Rechtsanwälte. Das Gesamtvolumen der im Geschäftsjahr 2007/08 für die Kanzlei Binder Grösswang Rechtsanwälte angefallenen Honorare betrug netto 645.321,08 EUR.

Arbeitnehmerangaben

Die gesamten Personalaufwendungen setzen sich wie folgt zusammen:

	2006/07	2007/08
Löhne	575,5	819,7
Gehälter	445,3	703,4
Aufwendungen für Abfertigungen	18,7	17,1
Aufwendungen für Pensionen	10,5	19,3
Aufwendungen für gesetzlich vorgeschriebene Sozialabgaben sowie vom Entgelt abhängige Abgaben und Pflichtbeiträge	239,3	356,2
Sonstige Sozialaufwendungen	23,0	44,7
	1.312,3	**1.960,4**

Mio. EUR

Mitarbeiterstand

	Bilanzstichtag		Durchschnitt	
	31.03.2007	31.03.2008	2006/07	2007/08
Arbeiter	16.135	26.350	15.152	25.632
Angestellte	8.478	15.140	8.026	14.849
Lehrlinge	881	1.411	875	1.451
	25.494	**42.901**	**24.053**	**41.932**

26. Anteilsbasierte Vergütungen

Stock-Option-Programm

Im Geschäftsjahr 2006/07 wurde ein Stock-Option-Programm beschlossen. Die Sperrfrist endet am 30. Juni 2008. Mitgliedern des Vorstandes (mit Ausnahme des im Geschäftsjahr 2007/08 neu bestellten Vorstandsmitglieds) wurden insgesamt 900.000 Optionen und leitenden Angestellten 3.309.795 Optionen eingeräumt, die zum Ende des Geschäftsjahres alle ausstehen. Die Optionen und die Rechte zur Ausübung der Optionen sind nicht übertragbar. Die Optionen können ausgeübt werden, wenn der Teilnehmer in einem aufrechten Organverhältnis oder in einem aufrechten Angestelltenverhältnis zur voestalpine AG oder einer Konzerngesellschaft steht.

Der Marktwert der Optionen zum Gewährungszeitpunkt beträgt 5,26 EUR pro Option und wird über einen Zeitraum von 22 Monaten bis zum Ende der Sperrfrist linear verteilt. Im Konzernabschluss 2007/08 ist ein Aufwand in Höhe von 12,1 Mio. EUR ausgewiesen. Folgende Berechnungsparameter wurden zur Bewertung zum Gewährungszeitpunkt herangezogen:

Ausübungspreis	EUR	29,78
Aktienkurs bei Gewährung	EUR	30,16
Erwartete Volatilität	%	28,90
Risikoloser Zins	%	3,60
Dividendenrendite	%	4,00

Die erwartete Volatilität wurde aus der historischen Volatilität der letzten drei Jahre ermittelt. Auf Grund der zu erwartbaren früheren Ausübung von Stock Options gegenüber herkömmlichen Optionen wurde analog ein „early exercise" nach zwei bzw. drei Jahren berücksichtigt. Die Bedingung, dass die relative Performance der voestalpine-Aktie über derjenigen des Dow-Jones EUROSTOXX 600 liegen muss, fließt durch einen Abschlag von 7 % in die Bewertung ein.

Mitarbeiterprämien

Zum Ende des Geschäftsjahres 2007/08 wurden Mitarbeiterprämien in Form von eigenen Aktien (123,4 Tsd. Stück) mit einem Gesamtwert von 5,2 Mio. EUR gewährt. Gemäß IFRS 2 erfolgt die Bewertung mit dem Kurs zum Gewährungszeitpunkt. Dieser Betrag wird im Personalaufwand erfasst. Die Gegenbuchung erfolgt direkt im Eigenkapital.

27. Wesentliche Ereignisse nach dem Bilanzstichtag

Die voestalpine AG hat durch entsprechende Aktienkäufe der BÖHLER-UDDEHOLM AG die Stimmrechtsschwelle von 90 % überschritten und hält per 31. März 2008 90,65 % der Aktien. voestalpine AG stellt in der ordentlichen Hauptversammlung der BÖHLER-UDDEHOLM AG am 23. Juni 2008 den Antrag, die Aktien aller von der Hauptgesellschafterin voestalpine AG verschiedenen Aktionäre gemäß dem Gesellschafter-Ausschlussgesetz gegen Gewährung einer angemessenen Barabfindung auf die Hauptgesellschafterin voestalpine AG zu übertragen („Squeeze-out").

Die angemessene Barabfindung, wurde mit 70,26 EUR pro Stückaktie vom Vorstand der BÖHLER-UDDEHOLM AG und der Hauptgesellschafterin voestalpine AG in einem gemeinsamen Bericht festgesetzt. Die Barabfindung enthält den auf jede Stückaktie entfallenden Bilanzgewinn des Geschäftsjahres 2007 und des Rumpfgeschäftsjahres 2008 (01.01.–31.03.2008) der Gesellschaft. Die gesonderte Ausschüttung einer Dividende ist daher nicht vorgesehen.

28. Ergebnis je Aktie

Das unverwässerte Ergebnis je Aktie berechnet sich wie folgt:

	2006/07	2007/08
Anteilseignern des Mutterunternehmens zuzurechnendes Ergebnis	**757.403**	**718.227**
Durchschnittlich ausgegebene Aktien	158.400.000	162.929.275
Durchschnittlich gehaltene eigene Aktien	−1.187.818	−4.461.144
Durchschnittliche gewichtete Anzahl der ausstehenden Aktien	**157.212.182**	**158.468.131**
Unverwässertes Ergebnis je Aktie (EUR)	**4,82**	**4,53**
Ergebnis der fortgeführten Geschäftsbereiche, welches den Anteilseignern des Mutterunternehmens zuzurechnen ist	748.545	743.382
Unverwässertes Ergebnis je Aktie (fortgeführte Bereiche) (EUR)	**4,76**	**4,69**

Tsd. EUR

Das unverwässerte Ergebnis je Aktie für die aufgegebenen Geschäftsbereiche beträgt −0,16 EUR (2006/07: +0,06 EUR).

Das verwässerte Ergebnis je Aktie stellt sich wie folgt dar:

	2006/07	2007/08
Anteilseignern des Mutterunternehmens zuzurechnendes Ergebnis	757.403	718.227
Zinsaufwand der Wandelschuldverschreibung (netto)	6.320	2.691
Basis für das verwässerte Ergebnis pro Aktie	**763.723**	**720.918**
Durchschnittliche gewichtete Anzahl der ausstehenden Aktien	157.212.182	158.468.131
Gewichtete, potenzielle Aktien	13.797.503	5.178.134
Durchschnittliche gewichtete Anzahl von Aktien für das verwässerte Ergebnis pro Aktie	**171.009.685**	**163.646.265**
Verwässertes Ergebnis je Aktie (EUR)	**4,47**	**4,41**
Basis für das verwässerte Ergebnis pro Aktie (fortgeführte Bereiche)	754.865	746.073
Verwässertes Ergebnis je Aktie (fortgeführte Bereiche) (EUR)	**4,41**	**4,56**

Tsd. EUR

Das verwässerte Ergebnis je Aktie für die aufgegebenen Geschäftsbereiche beträgt –0,15 EUR (2006/07: +0,06 EUR).

29. Gewinnverwendung

Basis für die Gewinnverwendung ist entsprechend dem österreichischen Aktiengesetz der Jahresabschluss der voestalpine AG zum 31. März 2008. Der darin ausgewiesene Bilanzgewinn beträgt 354,0 Mio. EUR. Der Vorstand schlägt eine Dividende in Höhe von 2,10 EUR (2006/07: 1,45 EUR) je Aktie vor.

30. Erklärung des Vorstands gem. § 82 (4) Z3 BörseG

Der Vorstand der voestalpine AG bestätigt nach bestem Wissen, dass der im Einklang mit den maßgebenden Rechnungslegungsstandards aufgestellte Konzernabschluss ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Konzerns vermittelt und dass der Konzernlagebericht den Geschäftsverlauf, das Geschäftsergebnis und die Lage des Konzerns so darstellt, dass ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Konzerns entsteht, und dass der Konzernlagebericht die wesentlichen Risiken und Ungewissheiten beschreibt, denen der Konzern ausgesetzt ist.

Linz, 19. Mai 2008

Der Vorstand

Wolfgang Eder	Franz Hirschmanner	Josef Mülner
Robert Ottel	Claus J. Raidl	Wolfgang Spreitzer

Der Konzernabschluss der voestalpine AG wird samt den zugehörigen Unterlagen beim Firmenbuch des Handelsgerichtes Linz unter der Firmenbuchnummer FN 66209 t eingereicht.

Anlage zum Anhang: Beteiligungen

Bericht des unabhängigen Abschlussprüfers

Uneingeschränkter Bestätigungsvermerk

Bericht zum Konzernabschluss

Wir haben den beigefügten Konzernabschluss der voestalpine AG, Linz, für das Geschäftsjahr vom 1. April 2007 bis 31. März 2008 geprüft. Dieser Konzernabschluss umfasst die Konzernbilanz zum 31. März 2008, die Konzern-Gewinn- und Verlustrechnung, die Konzernkapitalflussrechnung und die Konzern-Eigenkapitalveränderungsrechnung für das am 31. März 2008 endende Geschäftsjahr sowie eine Zusammenfassung der wesentlichen angewandten Bilanzierungs- und Bewertungsmethoden und sonstige Anhangangaben.

Verantwortung der gesetzlichen Vertreter für den Konzernabschluss

Die gesetzlichen Vertreter der Gesellschaft sind für die Aufstellung eines Konzernabschlusses verantwortlich, der ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Konzerns in Übereinstimmung mit den International Financial Reporting Standards (IFRS), wie sie in der EU anzuwenden sind, vermittelt. Diese Verantwortung beinhaltet: Gestaltung, Umsetzung und Aufrechterhaltung eines internen Kontrollsystems, soweit dieses für die Aufstellung eines Konzernabschlusses und die Vermittlung eines möglichst getreuen Bildes der Vermögens-, Finanz- und Ertragslage des Konzerns von Bedeutung ist, damit dieser Konzernabschluss frei von wesentlichen Fehldarstellungen, sei es auf Grund beabsichtigter oder unbeabsichtigter Fehler, ist; die Auswahl und Anwendung geeigneter Bilanzierungs- und Bewertungsmethoden; die Vornahme von Schätzungen, die unter Berücksichtigung der gegebenen Rahmenbedingungen angemessen erscheinen.

Verantwortung des Abschlussprüfers

Unsere Verantwortung besteht in der Abgabe eines Prüfungsurteils zu diesem Konzernabschluss auf der Grundlage unserer Prüfung. Wir haben unsere Prüfung unter Beachtung der in Österreich geltenden gesetzlichen Vorschriften und der vom International Auditing and Assurance Standards Board (IAASB) der International Federation of Accountants (IFAC) herausgegebenen International Standards on Auditing (ISAs) durchgeführt. Diese Grundsätze erfordern, dass wir die Standesregeln einhalten und die Prüfung so planen und durchführen, dass wir uns mit hinreichender Sicherheit ein Urteil darüber bilden können, ob der Konzernabschluss frei von wesentlichen Fehldarstellungen ist.

Eine Prüfung beinhaltet die Durchführung von Prüfungshandlungen zur Erlangung von Prüfungsnachweisen hinsichtlich der Beträge und sonstigen Angaben im Konzernabschluss. Die Auswahl der Prüfungshandlungen liegt im pflichtgemäßen Ermessen des Abschlussprüfers, unter Berücksichtigung seiner Einschätzung des Risikos eines Auftretens wesentlicher Fehldarstellungen, sei es auf Grund beabsichtigter oder unbeabsichtigter Fehler. Bei der Vornahme dieser Risikoeinschätzungen berücksichtigt der Abschlussprüfer das interne Kontrollsystem, soweit es für die Aufstellung eines Konzernabschlusses und die Vermittlung eines möglichst getreuen Bildes der Vermögens-, Finanz- und Ertragslage des Konzerns von Bedeutung ist, um unter Berücksichtigung der Rahmenbedingungen geeignete Prüfungshandlungen festzulegen, nicht jedoch um ein Prüfungsurteil über die Wirksamkeit des internen Kontrollsystems des Konzerns abzugeben. Die Prüfung umfasst ferner die

Beurteilung der Angemessenheit der angewandten Bilanzierungs- und Bewertungsmethoden und der von den gesetzlichen Vertretern vorgenommenen, wesentlichen Schätzungen sowie eine Würdigung der Gesamtaussage des Konzernabschlusses.

Wir sind der Auffassung, dass wir ausreichende und geeignete Prüfungsnachweise erlangt haben, sodass unsere Prüfung eine hinreichend sichere Grundlage für unser Prüfungsurteil darstellt.

Prüfungsurteil

Unsere Prüfung hat zu keinen Einwendungen geführt. Auf Grund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Konzernabschluss nach unserer Beurteilung den gesetzlichen Vorschriften und vermittelt ein möglichst getreues Bild der Vermögens- und Finanzlage des Konzerns zum 31. März 2008 sowie der Ertragslage und der Zahlungsströme des Konzerns für das Geschäftsjahr vom 1. April 2007 bis 31. März 2008 in Übereinstimmung mit den International Financial Reporting Standards (IFRSs), wie sie in der EU anzuwenden sind.

Bericht zum Konzernlagebericht

Der Konzernlagebericht ist auf Grund der in Österreich geltenden gesetzlichen Vorschriften darauf zu prüfen, ob er mit dem Konzernabschluss in Einklang steht und ob die sonstigen Angaben im Konzernlagebericht nicht eine falsche Vorstellung von der Lage des Konzerns erwecken.

Der Konzernlagebericht steht nach unserer Beurteilung in Einklang mit dem Konzernabschluss.

Wien, am 19. Mai 2008

GRANT THORNTON
Wirtschaftsprüfungs- und Steuerberatungs-GmbH

Mag. Josef Töglhofer

MMag. Dr. Sascha Berkovec

Wirtschaftsprüfer und Steuerberater

Eine von den gesetzlichen Vorschriften abweichende Offenlegung, Veröffentlichung und Vervielfältigung im Sinne des § 281 Abs. 2 UGB in einer von der bestätigten Fassung abweichenden Form, in der unser Bestätigungsvermerk beigefügt wird, ist nicht zulässig. Falls in diesem Fall auf unsere Prüfung hingewiesen wird, bedarf das unserer vorherigen schriftlichen Zustimmung.

voestalpine AG

Beteiligungen

Division Stahl

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
voestalpine Stahl GmbH	AUT	100,000 %	voestalpine AG
Importkohle Gesellschaft m.b.H.	AUT	66,000 %	voestalpine Rohstoffbeschaffungs GmbH
Importkohle Gesellschaft m.b.H.	AUT	1,000 %	Böhler Edelstahl GmbH & Co KG
Logistik Service GmbH	AUT	100,000 %	voestalpine Stahl GmbH
vatron gmbh	AUT	61,500 %	voestalpine Stahl GmbH
vatron gmbh	AUT	5,000 %	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Anarbeitung GmbH	AUT	100,000 %	voestalpine Stahl GmbH
voestalpine Eurostahl GmbH	AUT	100,000 %	voestalpine Stahl GmbH
voestalpine Giesserei Linz GmbH	AUT	100,000 %	voestalpine Stahl GmbH
voestalpine Giesserei Traisen GmbH	AUT	100,000 %	voestalpine Giesserei Linz GmbH
voestalpine Grobblech GmbH	AUT	100,000 %	voestalpine Stahl GmbH
voestalpine Personalberatung GmbH	AUT	100,000 %	voestalpine Stahl GmbH
voestalpine Rohstoffbeschaffungs GmbH	AUT	75,100 %	voestalpine Stahl GmbH
voestalpine Rohstoffbeschaffungs GmbH	AUT	24,900 %	voestalpine Stahl Donawitz GmbH & Co KG
voestalpine Stahl Service Center GmbH	AUT	100,000 %	voestalpine Stahl GmbH
voestalpine Steel Service Center Polska Sp. z o.o.	POL	100,000 %	voestalpine Stahl Service Center GmbH
GEORG FISCHER FITTINGS GmbH[2]	AUT	49,000 %	voestalpine Stahl GmbH
Herzog Coilex GmbH[2]	DEU	25,100 %	voestalpine Stahl Service Center GmbH
Industrie-Logistik-Linz GmbH & Co KG[2]	AUT	37,000 %	voestalpine Stahl GmbH
Kühne + Nagel Euroshipping GmbH[2]	DEU	49,000 %	Logistik Service GmbH
METALSERVICE S.P.A.[2]	ITA	40,000 %	voestalpine Stahl Service Center GmbH
Ningxia Kocel Steel Foundry Co. Ltd.[2]	CHN	49,000 %	voestalpine Giesserei Linz GmbH
Scholz Austria GmbH[2]	AUT	28,250 %	voestalpine Stahl GmbH
Scholz Austria GmbH[2]	AUT	5,160 %	voestalpine Stahl Donawitz GmbH & Co KG
Scholz Austria GmbH[2]	AUT	3,712 %	Böhler Edelstahl GmbH & Co KG
voestalpine Stahlhandel GmbH[2]	AUT	25,100 %	voestalpine Stahl GmbH
Wuppermann Austria Gesellschaft m.b.H.[2]	AUT	30,000 %	voestalpine Stahl GmbH
„Sport-Kultur-Aktiv" registrierte Genossenschaft mit beschränkter Haftung[1]	AUT	28,750 %	voestalpine Stahl GmbH
Austrian Center of Competence in Mechatronics GmbH[1]	AUT	33,330 %	vatron gmbh
B-Zone Projektentwicklungs- und -vermarktungsgesellschaft mbH[1]	AUT	82,500 %	voestalpine Stahl GmbH

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
Cargo Service GmbH[1]	AUT	100,000 %	Logistik Service GmbH
Caseli GmbH[1]	AUT	100,000 %	voestalpine Stahl GmbH
GWL Gebäude- Wohnungs- und Liegenschafts-Verwaltungsgesellschaft m.b.H.[1]	AUT	76,000 %	voestalpine Stahl GmbH
Hot Vision Research GmbH[1]	AUT	100,000 %	vatron gmbh
Industrie-Logistik-Linz Geschäftsführungs-GmbH[1]	AUT	37,000 %	voestalpine Stahl GmbH
Kontext Druckerei GmbH[1]	AUT	64,800 %	voestalpine Stahl GmbH
Linzer Schlackenaufbereitungs- und vertriebsgesellschaft m.b.H.[1]	AUT	33,333 %	voestalpine Stahl GmbH
Stahlservice Rauschenberger Verwaltungs-GmbH[1]	DEU	100,000 %	voestalpine Stahl GmbH
VA OMV Personalholding GmbH[1]	AUT	50,000 %	voestalpine Personalberatung GmbH
voestalpine Belgium NV/SA[1]	BEL	100,000 %	voestalpine Eurostahl GmbH
voestalpine CR, s.r.o.[1]	CZE	100,000 %	voestalpine Eurostahl GmbH
voestalpine d.o.o.[1]	HRV	100,000 %	voestalpine Eurostahl GmbH
voestalpine d.o.o.[1]	SCG	100,000 %	voestalpine Eurostahl GmbH
voestalpine d.o.o.[1]	SVN	100,000 %	voestalpine Eurostahl GmbH
voestalpine Danmark ApS.[1]	DNK	100,000 %	voestalpine Eurostahl GmbH
voestalpine Deutschland GmbH[1]	DEU	100,000 %	voestalpine Eurostahl GmbH
voestalpine France SAS[1]	FRA	100,000 %	voestalpine Eurostahl GmbH
voestalpine Hungaria Kft.[1]	HUN	99,000 %	voestalpine Eurostahl GmbH
voestalpine Hungaria Kft.[1]	HUN	1,000 %	Donauländische Baugesellschaft m.b.H.
voestalpine Italia S.r. l.[1]	ITA	100,000 %	voestalpine Eurostahl GmbH
voestalpine Nederland B.V.[1]	NLD	100,000 %	voestalpine Eurostahl GmbH
voestalpine Polska Sp.z o.o.[1]	POL	100,000 %	voestalpine Eurostahl GmbH
voestalpine Romania S.R.L[1]	ROU	100,000 %	voestalpine Eurostahl GmbH
voestalpine Scandinavia AB[1]	SWE	100,000 %	voestalpine Eurostahl GmbH
voestalpine Schweiz GmbH[1]	CHE	100,000 %	voestalpine Eurostahl GmbH
voestalpine Slovakia S.r.o.[1]	SVK	100,000 %	voestalpine Eurostahl GmbH
voestalpine Steel Service Center Romania SRL[1]	ROU	100,000 %	voestalpine Stahl Service Center GmbH
voestalpine UK LTD[1]	GBR	100,000 %	voestalpine Eurostahl GmbH
voestalpine USA Corp.[1]	USA	100,000 %	voestalpine Eurostahl GmbH
Werksgärtnerei Gesellschaft m.b.H.[1]	AUT	100,000 %	voestalpine Stahl GmbH

[1] Keine Konsolidierung. [2] Equity-Konsolidierung. Für alle weiteren Konzerngesellschaften trifft zu: Vollkonsolidierung.

Division Edelstahl

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
Böhler-Uddeholm Aktiengesellschaft	AUT	90,650 %	voestalpine AG
Aceros Boehler de Colombia S.A.	COL	0,189 %	BÖHLER Bleche GmbH & Co KG
Aceros Boehler de Colombia S.A.	COL	0,189 %	Böhler Edelstahl GmbH & Co KG
Aceros Boehler de Colombia S.A.	COL	90,390 %	Böhler-Uddeholm Aktiengesellschaft
Aceros Boehler de Colombia S.A.	COL	9,232 %	Böhler Ybbstalwerke GmbH
Aceros Boehler del Ecuador S.A.	ECU	1,750 %	Aceros Boehler de Colombia S.A.
Aceros Boehler del Ecuador S.A.	ECU	98,250 %	Böhler-Uddeholm Aktiengesellschaft
Aceros Boehler del Peru S.A.	PER	2,500 %	Böhler Edelstahl GmbH & Co KG
Aceros Boehler del Peru S.A.	PER	95,000 %	Böhler-Uddeholm Aktiengesellschaft
Aceros Boehler del Peru S.A.	PER	2,500 %	Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.
Aceros Boehler Uddeholm S.A.	ARG	95,500 %	Böhler-Uddeholm Aktiengesellschaft
Aceros Boehler Uddeholm S.A.	ARG	4,500 %	Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.
Aceros Bohler Uddeholm, S.A. de C.V.	MEX	100,000 %	Uddeholms Aktiebolag
Acos Bohler Uddeholm do Brasil Ltda.	BRA	99,99997 %	Böhler-Uddeholm Aktiengesellschaft
Acos Bohler Uddeholm do Brasil Ltda.	BRA	0,00003 %	Gebrüder Böhler & Co. AG
Aktiebolaget Finansa	SWE	100,000 %	Uddeholm Tooling Aktiebolag
Aktiebolaget Uddeholmsagenturen	SWE	100,000 %	Uddeholm Tooling Aktiebolag
ASSAB Steels (China) Ltd.	CHN	100,000 %	ASSAB Steels (HK) Ltd.
ASSAB Steels (HK) Ltd.	CHN	95,000 %	ASSAB Pacific Pte.Ltd.
ASSAB Steels (Korea) Co., Ltd.	KOR	85,000 %	ASSAB Pacific Pte.Ltd.
ASSAB Steels (Malaysia) Co., Ltd.	MYS	95,000 %	ASSAB Pacific Pte.Ltd.
ASSAB Steels (Taiwan) Ltd.	TWN	82,500 %	ASSAB Pacific Pte.Ltd.
ASSAB Steels (Thailand) Ltd.	THA	95,000 %	ASSAB Pacific Pte.Ltd.
ASSAB Steels Singapore (Pte) Ltd.	SGP	90,000 %	ASSAB Pacific Pte.Ltd.
ASSAB Technology (Malaysia) Sdn Bhd	MYS	95,000 %	ASSAB Steels (Malaysia) Co., Ltd.
ASSAB Tooling (Beijing) Co., Ltd.	CHN	100,000 %	ASSAB Pacific Pte.Ltd.
ASSAB Tooling (Dongguan) Co., Ltd.	CHN	95,000 %	ASSAB Pacific Pte.Ltd.
ASSAB Tooling (Qing Dao) Co., Ltd.	CHN	100,000 %	ASSAB Pacific Pte.Ltd.
ASSAB Tooling (Xiamen) Co., Ltd.	CHN	95,000 %	ASSAB Pacific Pte.Ltd.
ASSAB Tooling Technology (Chongqing) Co., Ltd.	CHN	95,000 %	ASSAB Pacific Pte.Ltd.
ASSAB Tooling Technology (Ningbo) Co., Ltd.	CHN	95,000 %	ASSAB Pacific Pte.Ltd.
ASSAB Tooling Technology (Shanghai) Co., Ltd.	CHN	95,000 %	ASSAB Pacific Pte.Ltd.
ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI	TUR	69,891 %	ASSAB International Aktiebolag
ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI	TUR	0,036 %	Böhler Grundstücks GmbH & Co KG
ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI	TUR	0,036 %	BÖHLER-UDDEHOLM Immobilien GmbH

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI	TUR	0,036 %	Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.
ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI	TUR	30,000 %	Uddeholms Aktiebolag
ASSAB International Aktiebolag	SWE	100,000 %	Uddeholms Aktiebolag
ASSAB Pacific Pte.Ltd.	SGP	100,000 %	Uddeholms Aktiebolag
ASSAB SRIPAD Steels Private Ltd	IND	70,000 %	ASSAB International Aktiebolag
Associated Swedish Steels Aktiebolag	SWE	100,000 %	Uddeholm Tooling Aktiebolag
Associated Swedish Steels Phils., Inc.	PHL	84,970 %	ASSAB Pacific Pte.Ltd.
Avesta Welding Aktiebolag	SWE	100,000 %	Böhler Schweißtechnik Austria GmbH
Avesta Welding LLC	USA	100,000 %	Bohler Welding Group USA Inc.
BÖHLER Bleche GmbH	AUT	100,000 %	Böhler-Uddeholm Aktiengesellschaft
BÖHLER Bleche GmbH & Co KG	AUT	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler Tecnica de Soldagem Ltda.	BRA	100,000 %	Böhler Welding Holding GmbH
Bohler Uddeholm Polska s.p.z.o.o	POL	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler Uddeholm CZ s.r.o.	CZE	100,000 %	Böhler-Uddeholm Aktiengesellschaft
BOHLER WELDING GROUP ITALIA s.p.a.	ITA	100,000 %	Böhler Welding Holding GmbH
Böhler Welding Group Norway AS	NOR	100,000 %	Böhler Welding Holding GmbH
Böhler Welding Holding GmbH	DEU	94,500 %	Böhler-Uddeholm Aktiengesellschaft
Böhler Welding Holding GmbH	DEU	5,500 %	Böhler Uddeholm Härtereitechnik GmbH
Böhler Welding Technololgy (China) Co. Ltd.	CHN	100,000 %	Böhler Welding Holding GmbH
Böhler Welding Trading (Shanghai) Co. Ltd.	CHN	100,000 %	Böhler Welding Holding GmbH
Böhler Aktiengesellschaft	DEU	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler Bleche Multilayer GmbH	DEU	100,000 %	BÖHLER Bleche GmbH & Co KG
Böhler Edelstahl GmbH	AUT	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler Edelstahl GmbH & Co KG	AUT	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler Grundstücks Beteiligungs GmbH	DEU	100,000 %	Böhler Aktiengesellschaft
Böhler Grundstücks GmbH & Co KG[4]	DEU	100,000 %	Böhler Schweisstechnik GmbH
Böhler International GmbH	AUT	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler Kereskedelmi Kft.	HUN	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler Lastechniek Groep Nederland B.V.	NLD	100,000 %	Hilarius Holding B.V.
Böhler Schmiedetechnik GmbH	AUT	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler Schmiedetechnik GmbH & Co KG	AUT	99,999 %	Böhler-Uddeholm Aktiengesellschaft
Böhler Schmiedetechnik GmbH & Co KG	AUT	0,001 %	Böhler Schmiedetechnik GmbH
Böhler Schweißtechnik Austria GmbH	AUT	100,000 %	Böhler Welding Holding GmbH
Böhler Schweisstechnik Deutschland GmbH	DEU	100,000 %	Böhler Welding Holding GmbH
Böhler Schweisstechnik GmbH	DEU	100,000 %	Böhler Aktiengesellschaft

[4] Der vorliegende Konzernabschluss gilt im Sinne des § 264b dHGB für die Böhler Grundstücks GmbH & Co KG als befreiend.
Für alle weiteren Konzerngesellschaften trifft zu: Vollkonsolidierung.

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
Böhler Soldaduras S.A. de C.V.	MEX	100,000 %	Böhler Welding Holding GmbH
Bohler Uddeholm (Australia) Pty Ltd.	AUS	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Bohler Uddeholm Africa (Pty) Ltd.	ZAF	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler Uddeholm Deutschland GmbH	DEU	100,000 %	Böhler-Uddeholm Holding GmbH
Böhler Uddeholm Härtereitechnik GmbH	DEU	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler Uddeholm Precision Strip AB	SWE	100,000 %	Uddeholms Aktiebolag
Bohler Uddeholm Romania s.r.l.	ROU	99,907 %	Böhler International GmbH
Bohler Uddeholm Romania s.r.l.	ROU	0,093 %	Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.
Böhler Verwaltungs GmbH	DEU	100,000 %	Böhler Aktiengesellschaft
Böhler Wärmebehandlung GmbH	AUT	51,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler Welding Group Schweiz AG	CHE	100,000 %	Böhler Welding Holding GmbH
Bohler Welding Group Canada Ltd.	CAN	100,000 %	Böhler Welding Holding GmbH
Böhler Welding Group GmbH	AUT	100,000 %	Böhler Welding Holding GmbH
Böhler Welding Group Greece S.A.	GRC	100,000 %	Böhler Welding Holding GmbH
Bohler Welding Group UK Ltd	GBR	100,000 %	Böhler Welding Holding GmbH
Bohler Welding Group USA Inc.	USA	100,000 %	Böhler Welding Holding GmbH
Böhler Ybbstalwerke GmbH	AUT	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhlerstahl Vertriebsgesellschaft m.b.H.	AUT	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Bohler-Uddeholm (UK) Ltd.	GBR	100,000 %	Bohler-Uddeholm Holdings (UK) Ltd.
Böhler-Uddeholm B.V.	NLD	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Bearbeitung GmbH	DEU	100,000 %	Böhler-Uddeholm Holding GmbH
Bohler-Uddeholm Corporation	USA	100,000 %	Uddeholms Aktiebolag
Böhler-Uddeholm France S.A.S.	FRA	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Holding GmbH	DEU	100,000 %	Böhler Aktiengesellschaft
Bohler-Uddeholm Holdings (UK) Ltd.	GBR	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Iberica S.A.	ESP	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Italia S.p.A.	ITA	99,250 %	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Italia S.p.A.	ITA	0,750 %	Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.
Böhler-Uddeholm LLC	RUS	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Ltd.	CAN	100,000 %	Uddeholms Aktiebolag
Böhler-Uddeholm Precision Strip GmbH & Co KG	AUT	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Precision Strip GmbH	AUT	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Bohler-Uddeholm Services, LLC	USA	100,000 %	Bohler-Uddeholm Corporation
Böhler-Uddeholm SLOVAKIA, s.r.o.	SVK	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Bohler-Uddeholm Specialty Metals, Inc.	USA	100,000 %	Bohler-Uddeholm Corporation
Bohler-Uddeholm Strip Steel, LLC	USA	100,000 %	Bohler-Uddeholm Corporation
Böhler-Ybbstal Profil GmbH	AUT	100,000 %	Böhler-Uddeholm Aktiengesellschaft

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
BTF S.p.A.	ITA	51,000 %	Böhler Welding Holding GmbH
BU Beteiligungs- und Vermögensverwaltung GmbH	AUT	100,000 %	Böhler Edelstahl GmbH
Buderus Edelstahl Zerspanungstechnik GmbH	DEU	100,000 %	Buderus Edelstahl GmbH
Buderus Edelstahl Band GmbH	DEU	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Buderus Edelstahl GmbH	DEU	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Buderus Edelstahl Schmiedetechnik GmbH	DEU	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Compania de Industria y Comercio, S.D. de C.V.	MEX	0,001 %	Böhler-Uddeholm Precision Strip GmbH & Co KG
Compania de Industria y Comercio, S.D. de C.V.	MEX	99,999 %	Martin Miller GmbH
D.I.N. Acciai S.p.A.	ITA	0,043 %	Böhler-Uddeholm Aktiengesellschaft
D.I.N. Acciai S.p.A.	ITA	99,957 %	Böhler-Uddeholm Italia S.p.A.
DAN Spray A/S	DNK	100,000 %	Uddeholm Tooling Aktiebolag
Densam Industrial Co. Ltd.	TWN	51,000 %	ASSAB Pacific Pte.Ltd.
Densam Industrial Co. Ltd.	TWN	49,000 %	ASSAB Steels (Taiwan) Ltd.
Deville Rectification S.A.S.	FRA	100,000 %	Buderus Edelstahl GmbH
EDRO Engineering, Inc.	USA	80,000 %	Bohler-Uddeholm Corporation
EDRO Specialty Steels GmbH*	DEU	75,000 %	EDRO Specialty Steels, Inc.
EDRO Specialty Steels, Inc.	USA	80,000 %	Bohler-Uddeholm Corporation
ENPAR Sonderwerkstoffe GmbH	DEU	85,000 %	Böhler Aktiengesellschaft
Eschmann Stahl GmbH & Co KG	DEU	51,000 %	Böhler-Uddeholm Holding GmbH
Eschmann Stahl GmbH & Co KG	DEU	49,000 %	Eschmann Vermögensverwaltung GmbH
Eschmann Stal S.p.z.o.o.	POL	100,000 %	Eschmann Stahl GmbH & Co KG
Eschmann Textura Internacional Lda.	PRT	99,000 %	Eschmann Textures International GmbH
Eschmann Textura Internacional Lda.	PRT	1,000 %	Eschmann Stahl GmbH & Co KG
Eschmann Textures International GmbH	DEU	100,000 %	Eschmann Stahl GmbH & Co KG
Eschmann Vermögensverwaltung GmbH	DEU	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Eschmann-Stahl Portugal-Acos Finos e Transformacao de Ferramentas, Lda	PRT	80,800 %	Eschmann Stahl GmbH & Co KG
Eschmann-Stahl Portugal-Acos Finos e Transformacao de Ferramentas, Lda	PRT	17,500 %	Eschmann Textures International GmbH
Flotek (International) Ltd.	GBR	52,010 %	Eschmann Stahl GmbH & Co KG
Fontargen Gesellschaft mit beschränkter Haftung	DEU	100,000 %	Böhler Welding Holding GmbH
Gebrüder Böhler & Co. AG	CHE	99,833 %	Böhler-Uddeholm Aktiengesellschaft
GMV Eschmann International SAS	FRA	100,000 %	Eschmann Stahl GmbH & Co KG
Grabados Eschmann International S.L.	ESP	100,000 %	Eschmann Stahl GmbH & Co KG
Gravutex Eschmann International Ltd.	GBR	75,500 %	Eschmann Stahl GmbH & Co KG
Groupe Bohler Soudage France S.A.S.	FRA	100,000 %	Böhler Schweißtechnik Austria GmbH

* Der vorliegende Konzernabschluss gilt im Sinne des § 264b dHGB für die EDRO Specialty Steels GmbH als befreiend.
Für alle weiteren Konzerngesellschaften trifft zu: Vollkonsolidierung.

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
Grupo Bohler Soldadura Espana S.A.	ESP	100,000 %	Böhler Welding Holding GmbH
Hagfors Tooling Center Aktiebolag	SWE	100,000 %	Uddeholms Aktiebolag
Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.	AUT	100,000 %	Böhler Edelstahl GmbH & Co KG
Helmold LLC	USA	100,000 %	Böhler-Uddeholm Precision Strip GmbH & Co KG
Hilarius Haarlem Holland B.V.	NLD	100,000 %	Hilarius Haarlem Holland Beheer B.V.
Hilarius Haarlem Holland Beheer B.V.	NLD	100,000 %	Hilarius Holding B.V.
Hilarius Holding B.V.	NLD	100,000 %	Böhler Welding Holding GmbH
Integrated Systems 4 e-Business AB	SWE	100,000 %	Intesy Business & IT Solutions GmbH
Intesy Business & IT Solutions GmbH	AUT	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Intesy Business & IT Solutions GmbH	DEU	100,000 %	Intesy Business & IT Solutions GmbH
Intesy Business & IT Solutions Pte. Ltd.	SGP	100,000 %	Intesy Business & IT Solutions GmbH
Intesy Tecnologia da Informacao Ltda.	BRA	100,000 %	Intesy Business & IT Solutions GmbH
IS Intersteel Stahlhandel GmbH	DEU	100,000 %	Böhler Aktiengesellschaft
Jing Ying Industrial Co. Ltd.	TWN	100,000 %	Densam Industrial Co. Ltd.
Kestra Schweißtechnik GmbH	DEU	100,000 %	Böhler Welding Holding GmbH
LEED Steel LLC	USA	100,000 %	Bohler-Uddeholm Corporation
Martin Miller GmbH	AUT	100,000 %	Böhler-Uddeholm Precision Strip GmbH & Co KG
Nordmark-Klarälvens Järnvägsaktiebolag	SWE	100,000 %	Uddeholm Tooling Aktiebolag
OOO Böhler Welding Group Russia	RUS	100,000 %	Böhler Welding Holding GmbH
Oy Uddeholm Ab	FIN	100,000 %	Uddeholm Tooling Aktiebolag
PT Assab Steels Indonesia	IDN	100,000 %	ASSAB Pacific Pte.Ltd.
PT Avesta Welding Products	IDN	100,000 %	Avesta Welding Aktiebolag
Sacma Acciai Speciali S.p.A.	ITA	0,040 %	Böhler-Uddeholm Aktiengesellschaft
Sacma Acciai Speciali S.p.A.	ITA	99,960 %	Böhler-Uddeholm Italia S.p.A.
Schoeller-Bleckmann (UK) Ltd.	GBR	100,000 %	Bohler-Uddeholm (UK) Ltd.
Servitroquel – Notting, S.A., Unipersonal	ESP	100,000 %	Böhler-Uddeholm Precision Strip GmbH & Co KG
Soudokay S.A.	BEL	100,000 %	Böhler Welding Holding GmbH
Soudometal S.A.	BEL	100,000 %	Böhler Welding Holding GmbH
T-P.U.T Welding India (Pvt) Ltd.	IND	75,100 %	Böhler Welding Holding GmbH
Uddeholm Eiendom AS	NOR	100,000 %	Uddeholm Tooling Aktiebolag
Uddeholm Granmelt Aktiebolag	SWE	100,000 %	Uddeholm Tooling Aktiebolag
Uddeholm International Aktiebolag	SWE	100,000 %	Uddeholms Aktiebolag
Uddeholm K.K.	JPN	100,000 %	ASSAB Pacific Pte.Ltd.
Uddeholm Strip Steel Aktiebolag	SWE	100,000 %	Uddeholms Aktiebolag
Uddeholm Trading Aktiebolag	SWE	100,000 %	Uddeholm Tooling Aktiebolag
Uddeholm A/S	DNK	100,000 %	Uddeholm Tooling Aktiebolag

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
Uddeholm AS	NOR	100,000 %	Uddeholm Tooling Aktiebolag
Uddeholm Machining Aktiebolag	SWE	100,000 %	Uddeholm Tooling Aktiebolag
Uddeholm Svenska Aktiebolag	SWE	100,000 %	Uddeholm Tooling Aktiebolag
Uddeholm Tooling Aktiebolag	SWE	100,000 %	Uddeholms Aktiebolag
Uddeholms Forskningsaktiebolag	SWE	100,000 %	Uddeholm Tooling Aktiebolag
Uddeholms Aktiebolag	SWE	100,000 %	Böhler-Uddeholm Aktiengesellschaft
UTP Schweißmaterial GmbH	DEU	100,000 %	Böhler Welding Holding GmbH
Viking Tools (M) Sdn. Bhd.	MYS	95,000 %	ASSAB Steels (Malaysia) Co., Ltd.
Villares Metals International B.V.	NLD	100,000 %	Villares Metals S.A.
Villares Metals S.A.	BRA	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Villares Metals Suomi Oy	FIN	100,000 %	Villares Metals International B.V.
ZAO Uddeholm Tooling	RUS	100,000 %	Böhler-Uddeholm Aktiengesellschaft
GBT Gedik Böhler Technology Kaynak Sanayi ve Ticaret A. S.[3]	TUR	50,000 %	Böhler Welding Holding GmbH
BÖHLER-UDDEHOLM Immobilien GmbH[2]	AUT	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Aceros Boehler Bolivia S.A.[1]	BOL	98,000 %	Aceros Boehler del Peru S.A.
Aceros Boehler Bolivia S.A.[1]	BOL	1,000 %	Böhler-Uddeholm Aktiengesellschaft
Aceros Boehler Bolivia S.A.[1]	BOL	1,000 %	Handelsgesellschaft für Industrie- und Hüttenprodukte m.b.H.
Bohlasia Steels Sdn. Bhd.[1]	MYS	53,300 %	Böhler International GmbH
Bohler High Performance Metal Private Limited[1]	IND	100,000 %	Böhler International GmbH
Böhler-Uddeholm (UK) Pension Trustees Ltd.[1]	GBR	100,000 %	Bohler-Uddeholm Holdings (UK) Ltd.
Böhler-Uddeholm Solidaritätsfonds Privatstiftung[1]	AUT	100,000 %	Böhler Edelstahl GmbH & Co KG
Böhler-Uddeholm Toplinska Obrada d.o.o.[1]	HRV	85,000 %	Böhler International GmbH
Böhler-Uddeholm Ukraine LLC[1]	UKR	100,000 %	Böhler-Uddeholm Aktiengesellschaft
Böhler-Uddeholm Wärmebehandlung GmbH[1]	DEU	100,000 %	Böhler Uddeholm Deutschland GmbH
Böhler-Uddeholm Zagreb d.o.o.[1]	HRV	85,036 %	Böhler International GmbH
Böhler Welding Group Nordic Sales AB[1]	SWE	100,000 %	Avest Welding Aktiebolag
DEGECANDOR Grundstücksverwaltungs-gesellschaft mbH & Co Immobilien-Vermietungs KG[1]	DEU	95,000 %	Böhler Aktiengesellschaft
Edelstahlwerke Buderus Nederland B.V.[1]	NLD	100,000 %	Buderus Edelstahl GmbH
EDRO Limited[1]	CHN	100,000 %	EDRO Specialty Steels, Inc.
Eschmann Beteiligungsgesellschaft mbH[1]	DEU	51,000 %	Böhler-Uddeholm Holding GmbH
Eschmann Beteiligungsgesellschaft mbH[1]	DEU	49,000 %	Eschmann Vermögensverwaltung GmbH
Eschmann Textures India Private Limited[1]	IND	70,000 %	Eschmann Textures International GmbH
Euracier[1]	FRA	20,000 %	Martin Miller GmbH
Grundstück-Verwaltungsgesellschaft Gewerbehof Sendling mbH & Co. KG[1]	DEU	58,124 %	Böhler Aktiengesellschaft

[1] Keine Konsolidierung. [2] Equity-Konsolidierung. [3] Quotenkonsolidierung. Für alle weiteren Konzerngesellschaften trifft zu: Vollkonsolidierung.

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
Grundstück-Verwaltungsgesellschaft Gewerbehof Sendling mbH & Co. KG[1]	DEU	4,792 %	Böhler Schweisstechnik GmbH
Hotel Böhlerstern Gesellschaft m.b.H.[1]	AUT	99,000 %	Böhler Edelstahl GmbH & Co KG
Hotel Böhlerstern Gesellschaft m.b.H.[1]	AUT	1,000 %	Böhler Schmiedetechnik GmbH & Co KG
Industriegleiskonsortium Birgi[1]	CHE	24,958 %	Gebrüder Böhler & Co. AG
Inter Stal Centrum Property Holding Sp.z.o.o.[1]	POL	100,000 %	Bohler Uddeholm Polska s.p.z.o.o
Intesy Business & IT Solutions Pty Ltd[1]	AUS	100,000 %	Intesy Business & IT Solutions GmbH
Martin Miller Blansko, spol.s.r.o. (in Liquidation)[1]	CZE	100,000 %	Martin Miller GmbH
Martin Miller North America Inc.[1]	USA	100,000 %	Martin Miller GmbH
Munkfors Värmeverk Aktiebolag[1]	SWE	40,000 %	Böhler Uddeholm Precision Strip AB
Osaühing Uddeholm Tooling Eesti[1]	EST	100,000 %	Uddeholm Tooling Aktiebolag
Uddeholm Tooling Latvia, SIA[1]	LVA	100,000 %	Uddeholm Tooling Aktiebolag

Division Bahnsysteme

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
voestalpine Bahnsysteme GmbH & Co KG	AUT	100,000 %	voestalpine AG
Advanced Railway Systems GmbH	AUT	100,000 %	VAE Eisenbahnsysteme GmbH
BWG Services GmbH & Co KG[4]	DEU	100,000 %	voestalpine BWG GmbH & Co. KG
BWG Services Verwaltungs GmbH	DEU	100,000 %	BWG Services GmbH & Co KG
CONTEC GmbH Transportation Systems	DEU	51,000 %	VAE Eisenbahnsysteme GmbH
Digvijay Steels Private Limited	IND	50,100 %	VAE GmbH
HBW Light Rail B.V.	NLD	51,400 %	voestalpine BWG GmbH & Co. KG
JEZ Sistemas Ferroviarios S.L.	ESP	50,000 %	VAE GmbH
Materiel Ferroviaire d'Arberats, S.A.S.	FRA	100,000 %	JEZ Sistemas Ferroviarios S.L.
Rahee Track Technologies (Pvt) Ltd	IND	51,000 %	VAE GmbH
SST Signal & System Technik GmbH	DEU	80,000 %	VAE Eisenbahnsysteme GmbH
TENS Spolka z.o.o.	POL	80,000 %	VAE Eisenbahnsysteme GmbH
TSTG Beteiligungs GmbH & Co. KG[4]	DEU	100,000 %	voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH
TSTG Schienen Technik GmbH & Co KG[4]	DEU	100,000 %	TSTG Beteiligungs GmbH & Co. KG
TSTG Schienen Technik Verwaltungs GmbH	DEU	100,000 %	voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH
VAE Africa (Pty) Ltd.	ZAF	100,000 %	VAE GmbH
VAE APCAROM SA	ROU	88,700 %	VAE GmbH
VAE Brasil Produtos Ferroviarios Ltda.	BRA	59,000 %	VAE GmbH

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
VAE Eisenbahnsysteme GmbH	AUT	100,000 %	VAE GmbH
VAE Geschäftsführung (Deutschland) GmbH	DEU	100,000 %	VAE GmbH
VAE GmbH	AUT	100,000 %	voestalpine Bahnsysteme GmbH & Co KG
VAE Holding (Deutschland) GmbH	DEU	100,000 %	VAE GmbH
VAE Italia S.r.l.	ITA	100,000 %	VAE GmbH
VAE Legetecha UAB	LTU	66,000 %	VAE GmbH
VAE NORTRAK LTD.	CAN	100,000 %	VAE Nortrak North America Incorporation
VAE Nortrak North America Incorporation	USA	100,000 %	VAE GmbH
VAE Perway (Pty) Ltd.	ZAF	69,000 %	VAE Africa (Pty) Ltd.
VAE Polska Sp.z.o.o.	POL	100,000 %	VAE GmbH
VAE Railway Systems Pty.Ltd.	AUS	100,000 %	VAE GmbH
VAE Riga SIA	LVA	100,000 %	VAE GmbH
VAE Sofia OOD	BGR	51,000 %	VAE GmbH
VAE UK Ltd.	GBR	100,000 %	VAE GmbH
VAE VKN Industries Private Limited	IND	6,000 %	JEZ Sistemas Ferroviarios S.L.
VAE VKN Industries Private Limited	IND	51,000 %	VAE GmbH
VAMAV Vasúti Berendezések Kft.	HUN	50,000 %	VAE GmbH
voestalpine Austria Draht GmbH	AUT	100,000 %	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH	DEU	100,000 %	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Bahnsysteme Vermögensverwaltungs GmbH	AUT	100,000 %	voestalpine Bahnsysteme GmbH & Co KG
voestalpine BWG GmbH & Co. KG[4]	DEU	99,997 %	VAE Holding (Deutschland) GmbH
voestalpine BWG GmbH & Co. KG[4]	DEU	0,003 %	VAE Geschäftsführung (Deutschland) GmbH
voestalpine Draht Finsterwalde GmbH	DEU	100,000 %	voestalpine Austria Draht GmbH
voestalpine Klöckner Bahntechnik GmbH	DEU	100,000 %	voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH
voestalpine Rail Center Duisburg GmbH	DEU	75,171 %	voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH
voestalpine Railpro B.V.	NLD	70,000 %	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Schienen GmbH	AUT	100,000 %	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Stahl Donawitz GmbH & Co KG	AUT	100,000 %	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Stahl Donawitz Immobilien GmbH	AUT	100,000 %	voestalpine Bahnsysteme Vermögensverwaltungs GmbH
WBG Weichenwerk Brandenburg GmbH[4]	DEU	100,000 %	voestalpine BWG GmbH & Co. KG
Weichenwerk Wörth GmbH	AUT	70,000 %	VAE Eisenbahnsysteme GmbH

[1] Keine Konsolidierung. [4] Der vorliegende Konzernabschluss gilt im Sinne des § 264b dHGB für die BWG Services GmbH & Co KG, TSTG Beteiligungs GmbH & Co. KG, TSTG Schienen Technik GmbH & Co KG, voestalpine BWG GmbH & Co. KG und WBG Weichenwerk Brandenburg GmbH als befreiend.
Für alle weiteren Konzerngesellschaften trifft zu: Vollkonsolidierung.

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
Wisselbouw Nederland B.V.	NLD	100,000 %	VAE GmbH
voestalpine Tubulars GmbH[3]	AUT	50,000 %	voestalpine Bahnsysteme Vermögensverwaltungs GmbH
voestalpine Tubulars GmbH & Co KG[3]	AUT	49,985 %	voestalpine Bahnsysteme Vermögensverwaltungs GmbH
voestalpine Tubulars GmbH & Co KG[3]	AUT	0,010 %	voestalpine Tubulars GmbH
Rene Prinsen Spoorwegmaterialen B.V.[2]	NLD	49,000 %	voestalpine Railpro B.V.
AJA UTE[1]	ESP	33,000 %	JEZ Sistemas Ferroviarios S.L.
Burbiola S.A.[1]	ESP	50,000 %	JEZ Sistemas Ferroviarios S.L.
Chinese New Turnout Technologies Co. Ltd.[1]	CHN	29,070 %	VAE GmbH
Draht & Stahl GmbH[1]	DEU	30,000 %	voestalpine Draht Finsterwalde GmbH
Draht + Stahl – Polska spolka z.o.o.[1]	POL	100,000 %	voestalpine Draht Finsterwalde GmbH
Drahtwerk Finsterwalde GmbH[1]	DEU	100,000 %	voestalpine Draht Finsterwalde GmbH
Gerfer Lda[1]	PRT	60,000 %	VAE GmbH
gibSoft GmbH[1]	DEU	75,000 %	SST Signal & System Technik GmbH
JAFA (JEZ, Alegria, Felguera, Amurrio) Suministros Ferroviarios[1]	ESP	25,000 %	JEZ Sistemas Ferroviarios S.L.
Liegenschaftsverwaltungs GmbH[1]	AUT	100,000 %	voestalpine Bahnsysteme Vermögensverwaltungs GmbH
Rail Group – Firmengruppe Bahntechnik Brandenburg[1]	DEU	16,670 %	WBG Weichenwerk Brandenburg GmbH
VAE Murom LLC[1]	RUS	50,000 %	VAE GmbH
VAENR Railway Systems Kairo[1]	EGY	51,000 %	VAE GmbH
voestalpine Bahnsysteme GmbH (Komplementär)[1]	AUT	100,000 %	voestalpine AG
VOEST-ALPINE SOUTH AMERICA, C.A.[1]	VEN	100,000 %	voestalpine Tubulars GmbH
voestalpine Stahl Donawitz GmbH (Komplementär)[1]	AUT	100,000 %	voestalpine Bahnsysteme GmbH & Co KG
VOEST-ALPINE TUBULAR CORP.[1]	USA	100,000 %	voestalpine Tubulars GmbH
voestalpine Tubulars Middle East FZE[1]	UAE	100,000 %	voestalpine Tubulars GmbH

Division Profilform

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
voestalpine Profilform GmbH	AUT	100,000 %	voestalpine AG
Global Rollforming Corporation	USA	41,927 %	SADEF N.V.
Global Rollforming Corporation	USA	58,073 %	voestalpine Profilform GmbH
Meincol Distribuidora de Aços S.A.	BRA	75,000 %	voestalpine Profilform GmbH
Metsec plc	GBR	100,000 %	VOEST-ALPINE KREMS U.K. plc
Nedcon Bohemia s.r.o.	CZE	100,000 %	Nedcon Groep N.V.
Nedcon France S.A.S	FRA	100,000 %	Nedcon Groep N.V.
Nedcon Groep N.V.	NLD	100,000 %	voestalpine Profilform GmbH
Nedcon Lagertechnik GmbH	DEU	100,000 %	Nedcon Groep N.V.
Nedcon Magazijninrichting B.V.	NLD	100,000 %	Nedcon Groep N.V.
Nedcon N.V.	BEL	100,000 %	Nedcon Groep N.V.
Nedcon UK Ltd.	GBR	100,000 %	Nedcon Groep N.V.
Nedcon USA Inc.	USA	100,000 %	Nedcon Groep N.V.
Roll Forming Corporation	USA	100,000 %	Global Rollforming Corporation
SADEF N.V.	BEL	100,000 %	voestalpine Profilform GmbH
Sharon Custom Metal Forming Inc.	USA	100,000 %	Global Rollforming Corporation
Société Automatique de Profilage	FRA	100,000 %	voestalpine Profilform GmbH
Société Profilafroid	FRA	100,000 %	voestalpine Profilform GmbH
Stratford Joists Limited	GBR	100,000 %	Metsec plc
voestalpine Krems Finaltechnik GmbH	AUT	100,000 %	voestalpine Profilform GmbH
voestalpine Krems GmbH	AUT	100,000 %	voestalpine Profilform GmbH
VOEST-ALPINE KREMS U.K. plc	GBR	100,000 %	voestalpine Profilform GmbH
voestalpine Präzisionsprofil GmbH	DEU	10,000 %	voestalpine Profilform GmbH
voestalpine Präzisionsprofil GmbH	DEU	90,000 %	voestalpine Profilform Beteiligung GmbH
voestalpine Profilform Beteiligung GmbH	AUT	100,000 %	voestalpine Profilform GmbH
voestalpine PROFILFORM s.r.o.	CZE	100,000 %	voestalpine Profilform GmbH
ZAO voestalpine Arkada Profil	RUS	80,000 %	voestalpine Profilform Beteiligung GmbH
ZAO Nedcon – SE Group[2]	RUS	49,000 %	Nedcon Magazijninrichting B.V.
OOO Arkada Yug[1]	RUS	100,000 %	ZAO voestalpine Arkada Profil
voestalpine Arkada Zapad IP[1]	BLR	100,000 %	ZAO voestalpine Arkada Profil
Gemeinnützige Donau-Ennstaler Siedlungs-Aktiengesellschaft[1]	AUT	33,333 %	voestalpine Krems GmbH
SADEF FRANCE S.A.R.L.[1]	FRA	90,000 %	SADEF N.V.
SADEF FRANCE S.A.R.L.[1]	FRA	10,000 %	voestalpine Krems GmbH

[1] Keine Konsolidierung. [2] Equity-Konsolidierung. [3] Quotenkonsolidierung. Für alle weiteren Konzerngesellschaften trifft zu: Vollkonsolidierung.

Division Automotive

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
voestalpine Automotive GmbH	AUT	100,000 %	voestalpine AG
Amstutz Levin & Cie	FRA	99,999 %	Coriolis
Bauer & Dittus Verwaltungs Gesellschaft mit beschränkter Haftung	DEU	100,000 %	Flamco STAG Behälterbau GmbH
Bauer und Dittus GmbH & Co. KG	DEU	75,000 %	Wemefa Horst Christopeit GmbH
Coriolis	FRA	99,999 %	Stamptec France SAS
Dancke RO s.r.l.	ROU	100,000 %	Dancke Stanztechnik GmbH&Co.KG
Dancke Stanztechnik GmbH&Co.KG[4]	DEU	70,000 %	voestalpine Automotive GmbH
Dancke Werkzeugbau GmbH&Co.KG[4]	DEU	70,000 %	voestalpine Automotive GmbH
Flamco AG	CHE	100,000 %	Flamco Holding B.V.
Flamco BV	NLD	100,000 %	Flamco Holding B.V.
Flamco Flexcon B.V.	NLD	100,000 %	Flamco Holding B.V.
Flamco Flexcon Ltd.	GBR	100,000 %	Flamco Holding B.V.
Flamco Flexcon Sarl	FRA	100,000 %	Flamco Holding B.V.
Flamco Heating Accessories (Changshu) Co., Ltd.	CHN	100,000 %	Flamco Holding B.V.
Flamco Holding B.V.	NLD	100,000 %	voestalpine Polynorm N.V.
Flamco IMZ B.V.	NLD	100,000 %	Flamco BV
Flamco Pipe Support B.V.	NLD	100,000 %	Flamco BV
Flamco Polska Sp. z o.o.	POL	100,000 %	Flamco Holding B.V.
Flamco STAG Behälterbau GmbH	DEU	94,000 %	Flamco Holding B.V.
Flamco STAG Behälterbau GmbH	DEU	6,000 %	Polynorm GmbH
Flamco STAG GmbH	DEU	100,000 %	Flamco STAG Behälterbau GmbH
Flamco UK Ltd.	GBR	100,000 %	Flamco Flexcon Ltd.
Flamco WEMEFA GmbH	DEU	100,000 %	Flamco STAG Behälterbau GmbH
Gutbrod Schmölln GmbH	DEU	100,000 %	Gutbrod Stanz- und Umformtechnik GmbH
Gutbrod Stanz- und Umformtechnik GmbH	DEU	100,000 %	Stamptec Holding GmbH
voestalpine Hügel GmbH & Co KG[4]	DEU	100,000 %	voestalpine Hügel Holding GmbH
voestalpine Hügel Holding GmbH	DEU	100,000 %	Stamptec Holding GmbH
Kadow und Riese Laser- und Umformtechnik GmbH	DEU	100,000 %	voestalpine Hügel Holding GmbH
Polynorm Automotive Holding USA Inc.	USA	100,000 %	voestalpine Polynorm N.V.
Polynorm GmbH	DEU	100,000 %	voestalpine Polynorm N.V.
Polynorm Immobilien GmbH & Co. KG[4]	DEU	100,000 %	voestalpine Polynorm N.V.
Production Tube Cutting France (PTC) S.A.	FRA	100,000 %	voestalpine Rotec GmbH

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
Retrospective Limited	GBR	100,000 %	voestalpine Rotec GmbH
ROTEC Zug AG	CHE	100,000 %	voestalpine Rotec GmbH
Société Civile Immobiliere Jean Monnet en liquidation	FRA	100,000 %	voestalpine Rotec Vertriebs GmbH
Stamptec France SAS	FRA	100,000 %	Stamptec Holding GmbH
Stamptec Holding GmbH	DEU	100,000 %	voestalpine Automotive GmbH
voestalpine Hügel Verwaltungsgesellschaft mbH	DEU	100,000 %	voestalpine Hügel Holding GmbH
voestalpine Automotive Netherlands Holding B.V.	NLD	100,000 %	voestalpine Automotive GmbH
voestalpine Elmsteel Group Limited	GBR	100,000 %	voestalpine Rotec GmbH
voestalpine Elmsteel Incorporated	USA	100,000 %	voestalpine Elmsteel Group Limited
voestalpine Elmsteel Limited	GBR	100,000 %	voestalpine Elmsteel Group Limited
voestalpine Elmsteel Polska Sp. z.o.o	POL	99,999 %	voestalpine Elmsteel Group Limited
voestalpine Elmsteel Polska Sp. z.o.o	POL	0,001 %	voestalpine Elmsteel Limited
voestalpine Elmsteel Romania SRL	ROU	99,500 %	voestalpine Elmsteel Group Limited
voestalpine Elmsteel Romania SRL	ROU	0,500 %	voestalpine Elmsteel Limited
voestalpine Europlatinen GmbH	AUT	100,000 %	voestalpine Automotive GmbH
voestalpine Euroweld S.r.l.	ITA	92,000 %	voestalpine Europlatinen GmbH
voestalpine HTI Beteiligungs GmbH	AUT	100,000 %	voestalpine Rotec GmbH
voestalpine HTI GmbH & Co KG[4]	DEU	99,000 %	voestalpine HTI Beteiligungs GmbH
voestalpine HTI GmbH & Co KG[4]	DEU	1,000 %	voestalpine Rotec GmbH
voestalpine Polynorm B.V.	NLD	100,000 %	voestalpine Polynorm N.V.
voestalpine Polynorm Grau GmbH & Co. KG[4]	DEU	100,000 %	Polynorm GmbH
voestalpine Polynorm Inc.	USA	100,000 %	Polynorm Automotive Holding USA Inc.
voestalpine Polynorm N.V.	NLD	100,000 %	voestalpine Automotive Netherlands Holding B.V.
voestalpine Polynorm Plastics B.V.	NLD	100,000 %	voestalpine Polynorm N.V.
voestalpine Polynorm Plastics Limited	GBR	100,000 %	voestalpine Polynorm N.V.
voestalpine Polynorm van Niftrik B.V.	NLD	100,000 %	voestalpine Polynorm N.V.
voestalpine Präzisrohrtechnik GmbH	AUT	100,000 %	voestalpine Rotec GmbH
voestalpine Rotec AB	SWE	100,000 %	voestalpine Rotec GmbH
voestalpine Rotec GmbH	AUT	100,000 %	voestalpine Automotive GmbH
voestalpine ROTEC Iberica S.A.	ESP	100,000 %	voestalpine Rotec GmbH
voestalpine Rotec Vertriebs GmbH	DEU	100,000 %	voestalpine Rotec GmbH
voestalpine Vollmer GmbH & Co KG[4]	DEU	0,333 %	voestalpine Automotive GmbH

[4] Der vorliegende Konzernabschluss gilt im Sinne des § 264b dHGB für die Dancke Stanztechnik GmbH&Co.KG, Dancke Werkzeugbau GmbH&Co.KG, voestalpine Hügel GmbH & Co KG, Polynorm Immobilien GmbH & Co. KG, voestalpine HTI GmbH & Co KG, voestalpine Polynorm Grau GmbH & Co. KG und voestalpine Vollmer GmbH & Co KG als befreiend. Für alle weiteren Konzerngesellschaften trifft zu: Vollkonsolidierung.

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
voestalpine Vollmer GmbH & Co KG[4]	DEU	99,667 %	voestalpine Vollmer Holding GmbH
voestalpine Vollmer Holding GmbH	AUT	100,000 %	voestalpine Automotive GmbH
voestalpine Vollmer Pfaffenhofen GmbH & Co KG[4]	DEU	0,067 %	voestalpine Automotive GmbH
voestalpine Vollmer Pfaffenhofen GmbH & Co KG[4]	DEU	99,933 %	voestalpine Vollmer Holding GmbH
Wemefa Horst Christopeit GmbH	DEU	100,000 %	Flamco STAG Behälterbau GmbH
DS-Beteiligungs-GmbH[1]	DEU	100,000 %	Dancke Stanztechnik GmbH&Co.KG
DW-Beteiligungs-GmbH[1]	DEU	100,000 %	Dancke Werkzeugbau GmbH&Co.KG
Entwicklungsgesellschaft Gügling Ost GmbH & Co. KG[1]	DEU	6,000 %	Polynorm GmbH
Entwicklungsgesellschaft Gügling Verwaltungs GmbH[1]	DEU	100,000 %	Polynorm GmbH
Polynorm Immobilien Beteiligungs GmbH[1]	DEU	100,000 %	voestalpine Polynorm N.V.
voestalpine Polynorm Beteiligungsgesellschaft m.b.H.[1]	DEU	100,000 %	voestalpine Polynorm Grau GmbH & Co. KG

Sonstige Gesellschaften

	Sitz der Gesellschaft	Anteilshöhe	Obergesellschaft
Danube Beteiligungs Invest MF-AG	AUT	100,000 %	Danube Equity Invest AG
Danube Equity Invest AG	AUT	71,373 %	voestalpine AG
Danube Equity Invest Management GmbH	AUT	100,000 %	voestalpine AG
voestalpine Dienstleistungs- und Finanzierungs GmbH	DEU	100,000 %	voestalpine Treasury Holding GmbH
voestalpine Finanzierungs GmbH	AUT	100,000 %	voestalpine Treasury Holding GmbH
voestalpine Informationstechnologie GmbH	AUT	100,000 %	voestalpine AG
voestalpine Treasury Holding GmbH	AUT	100,000 %	voestalpine AG
VA Intertrading Aktiengesellschaft[2]	AUT	38,500 %	voestalpine AG
APK-Pensionskasse Aktiengesellschaft[2]	AUT	19,110 %	voestalpine AG
APK-Pensionskasse Aktiengesellschaft[2]	AUT	7,233 %	Böhler-Uddeholm Aktiengesellschaft
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0,406 %	BÖHLER Bleche GmbH & Co KG
APK-Pensionskasse Aktiengesellschaft[2]	AUT	1,459 %	Böhler Edelstahl GmbH & Co KG
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0,013 %	Böhler International GmbH
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0,219 %	Böhler Schmiedetechnik GmbH & Co KG
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0,145 %	Böhler Schweißtechnik Austria GmbH
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0,217 %	Böhler Ybbstalwerke GmbH
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0,062 %	Böhlerstahl Vertriebsgesellschaft m.b.H.
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0,222 %	Böhler-Uddeholm Precision Strip GmbH & Co KG
APK-Pensionskasse Aktiengesellschaft[2]	AUT	0,105 %	Böhler-Ybbstal Profil GmbH
IVM Industrieversicherungsmakler GmbH[1]	AUT	50,000 %	voestalpine AG
IVM Industrieversicherungsmakler GmbH[1]	AUT	50,000 %	Böhler-Uddeholm Aktiengesellschaft
Donauländische Baugesellschaft m.b.H.[1]	AUT	100,000 %	voestalpine AG

[1] Keine Konsolidierung. [2] Equity-Konsolidierung. [4] Der vorliegende Konzernabschluss gilt im Sinne des § 264b dHGB für die voestalpine Vollmer GmbH & Co KG und voestalpine Vollmer Pfaffenhofen GmbH & Co KG als befreiend. Für alle weiteren Konzerngesellschaften trifft zu: Vollkonsolidierung.

Service

voestalpine Eurostahl GmbH

voestalpine Eurostahl GmbH ist die internationale Vertriebsorganisation des voestalpine-Konzerns. Sie verfügt über weltweite Vertriebsniederlassungen und Repräsentanzen. Dieses internationale Netz gewährleistet die Präsenz und die kompetente Betreuung der Kunden auf allen wichtigen Märkten.

voestalpine Eurostahl GmbH
voestalpine-Straße 1
A-4020 Linz
T. +43/50304/15-4289
F. +43/50304/55-8021
eurostahl@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Belgium NV/SA
Jozef Van Elewijckstraat 59
B-1853 Strombeek-Bever
T. +32/2/770 08 52
F. +32/2/770 02 87
office-bruessel@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Nederland BV
Willem Witsenplein 4
NL-2596 BK Den Haag
T. +31/70/314 16 66
F. +31/70/328 20 92
office-denhaag@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Schweiz GmbH
Siewerdtstraße 105
CH-8050 Zürich-Oerlikon
T. +41/44/318 65-65
F. +41/44/318 65-00
office-zuerich@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine ČR, s.r.o.
Karlovo náměstí 31
CZ-120 00 Praha 2
T. +420/224/908-105
F. +420/224/908-104
office-prag@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Deutschland GmbH
Wilhelm-Wagenfeld-Straße 26
D-80807 München
T. +49/89/578 35-270
F. +49/89/578 35-277
office-muenchen@voestalpine.com
www.voestalpine.com/eurostahl

Verbindungsbüro Düsseldorf:
Giesserallee 33
D-47877 Willich
T. +49/2154/95 30-12
F. +49/2154/95 30-10
www.voestalpine.com/eurostahl

voestalpine Scandinavia AB
Nybrogatan 44, P.O.Box 5270
S-10246 Stockholm
T. +46/8/54 58 94-50
F. +46/8/54 58 94-57
office-stockholm@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Danmark ApS.
Frederiksborggade 3/2. sal
DK-1360 København
T. +45/354/318 44
F. +45/354/336 66
office-denhaag@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine France s.a.s.
61, Allée de la Robertsau
F-67000 Strasbourg
T. +33/3/88 21 23 81
F. +33/3/88 25 03 25
office-strasbourg@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine UK LTD.
Albion Place, voestalpine House
Hammersmith
GB-W6 0QT London
T. +44/20/86 00 58 00
F. +44/20/87 41 30 99
office-london@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Hungária Kft.
Alkotás u. 39/C
H-1123 Budapest
T. +36/1/48 95-500
F. +36/1/48 95-505
office-budapest@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Italia S.r.l.
Via F. Turati 29
I-20121 Milano
T. +39/02/29 08 11
F. +39/02/65 55 091
office-milano@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Polska Sp.z o.o.
ul. Oswiecimska 403
PL-43-100 Tychy
T. +48/32/32 79-150
F. +48/32/32 79-151
office-tychy@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Eurostahl GmbH
Repräsentanz Moskau
Bolshaya Ordynka Street, 44, Building 4
RF-119017 Moskau
T. +7/495/72 11-997
F. +7/495/72 11-998
office-moskva@voestalpine.com
www.voestalpine.com/eurostahl

ab 01.08.2008:
4, Dobryninskiy per., 8/10
RF-119049 Moskau
T. +7/495/72 11-997
F. +7/495/72 11-998
office-moskva@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine d.o.o.
Heinzelova 60
HR-10000 Zagreb
T. +385/1/618 58-81
F. +385/1/618 58-84
office-zagreb@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine d.o.o.
Jarška cesta 10b
SLO-1000 Ljubljana
T. +386/1/523 37-30
F. +386/1/523 37-34
office-ljubljana@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine d.o.o.
Ulica proleterske solidarnosti 18/1
SCG-11070 Beograd
T. +381/11/31 18-754
F. +381/11/21 34-108
office-beograd@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine USA Corp.
500 Mamaroneck Ave, Suite 310
US-Harrison, NY 10528
T. +1/914/89 93-700
F. +1/914/38 10-509
office-newyork@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Romania S.R.L.
Av. Mircea Zorileanu Str. No. 18
1st Floor, District 1
RO-Bucharest
T. +40/21/22 41-003
F. +40/21/22 41-137
office-bukarest@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Eurostahl GmbH Beijing
Representative Office
No. 01-01, Liang Ma Qiao Diplomatic
Compound
No. 22 Dong Fang Dong Road
Chao Yang District
CN-100600 Beijing
T. +86/10/85 32 17 78
F. +86/10/85 32 17 78
office-beijing@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Slovakia s.r.o.
Námestie SNP 3
SK-917 01 Trnava
T. + 421/33/53 41-284
F. + 421/33/53 41-286
office-trnava@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Eurostahl GmbH
Istanbul Liaison Office
Ebulula Mardin Caddesi,
Maya Park Towers 2, Kat.1
TR-34335 Akatlar, Istanbul
T. +90/212/350 90 60
F. +90/212/351 61 31
office-istanbul@voestalpine.com
www.voestalpine.com/eurostahl

Division Stahl

voestalpine Stahl GmbH
voestalpine-Straße 3
A-4020 Linz
T. +43/50304/15-DW
F. +43/50304/55-DW
so-info@voestalpine.com
www.voestalpine.com/stahl

voestalpine Stahl Service Center GmbH
Industriezeile 28
A-4020 Linz
T. +43/50304/19-DW
F. +43/50304/59-DW
info@voestalpine.com
www.voestalpine.com/stahlservicecenter

voestalpine Steel Service Center Polska Sp. z o.o.
ul. Oswiecimska 403
PL-43-100 Tychy
T. +48/32/32 79-101
F. +48/32/32 79-160
office.vassc-polska@voestalpine.com
www.voestalpine.com/steelservicecenterpolska

voestalpine Grobblech GmbH
voestalpine-Straße 3
A-4020 Linz
T. +43/50304/15-DW
F. +43/50304/55-DW
grobblech@voestalpine.com
www.voestalpine.com/grobblech

voestalpine Giesserei Linz GmbH
voestalpine-Straße 3
A-4020 Linz
T. +43/50304/15-DW
F. +43/50304/55-DW
giesserei@voestalpine.com
www.voestalpine.com/giesserei

voestalpine Giesserei Traisen GmbH
Mariazeller Straße 75
A-3160 Traisen
T. +43/50304/13-DW
F. +43/50304/53-350
office.traisen@voestalpine.com
www.voestalpine.com/giesserei_traisen

Logistik Service GmbH
Lunzer Straße 41
A-4031 Linz
T. +43/732/65 98-2000
F. +43/732/69 80-2000
office@logserv.at
www.logserv.at

vatron gmbh
voestalpine-Straße 3
A-4020 Linz
T. +43/732/65 85-8902
F. +43/732/69 80-3848
office@vatron.com
www.vatron.com

voestalpine Rohstoffbeschaffungs GmbH
Stahlstraße 21
A-4020 Linz
T. +43/50304/17-DW
F. +43/50304/57-8183
management.rawmaterials@voestalpine.com
www.voestalpine.com/rohstoffbeschaffung

voestalpine Anarbeitung GmbH
voestalpine-Straße 3
A-4020 Linz
T. +43/50304/15-DW
F. +43/50304/55-DW
www.voestalpine.com/anarbeitung

voestalpine Personalberatung GmbH
Stahlstraße 30
A-4031 Linz
T. +43/50304/15-2500
F. +43/50304/55-5234
personalberatung@voestalpine.com
www.voestalpine.com/personalberatung

Division Edelstahl

BÖHLER-UDDEHOLM AG
Modecenterstraße 14/A/3
A-1030 Wien
T. +43/1/798 69 01
www.bohler-uddeholm.com

ASSAB Pacific (Pte.) Ltd.
171 Chin Swee Road, No. 07-02,
San Centre
SIN-169877 Singapore
T. +65/6534/56 00
www.assabsteels.com

BÖHLER Bleche GmbH & Co KG
Bleckmanngasse 10
A-8680 Mürzzuschlag
T. +43/3852/55 50
www.bohler-bleche.com

BÖHLER Edelstahl GmbH & Co KG
Mariazeller Straße 25
A-8605 Kapfenberg
T. +43/3862/200
www.bohler-edelstahl.com

Böhler International GmbH
Nordwestbahnstraße 12–14
A-1200 Wien
www.bohler-international.com

BÖHLER Schmiedetechnik GmbH & Co KG
Mariazeller Straße 25
A-8605 Kapfenberg
T. +43/3862/20
www.bohler-forging.com

BÖHLER Schweißtechnik Austria GmbH
Böhler-Welding-Straße 1
A-8605 Kapfenberg
T. +43/3862/301-0
F. +43/3862/301-95193
christian.hafenscherer@bsga.at
www.boehler-welding.com

Böhler Schweisstechnik Deutschland GmbH
Unionstraße 1
D-59067 Hamm
T. +49/2381/271-02
F. +49/2381/271-402
www.boehler-thyssen.com

Bohler Uddeholm (Australia) Pty Ltd
129–135 McCredie Rd
AU-2161 Guildford
T. +61/2/96 81-3100
www.bohler-uddeholm.com.au

BOHLER-UDDEHOLM (UK) LIMITED
European Business Park, Taylors Lane
GB-B69 2BN Oldbury
T. +44/121/62 79-200
F. +44/121/62 79-DW
www.bohler-uddeholm.co.uk

Bohler-Uddeholm Corporation
2505 Millennium Drive
US-60124 Elgin
T. +1/630/883-3000
F. +1/630/883-3111
www.bucorp.com

BÖHLER-UDDEHOLM DEUTSCHLAND GMBH
Hansaallee 321
D-40549 Düsseldorf
T. +49/211/522-2226
F. +49/211/522-2984
info@boehler-udeholm.de
www.bohler-uddeholm.de

BÖHLER-UDDEHOLM France S.A.S.
12 Rue Mercier
F-77297 Mitry-Mory
T. +33/1/60 93 80
www.bohler-uddeholm.fr

Böhler-Uddeholm Italia S.p.A.
Via Palizzi 90
I-20157 Milan
T. +39/02/357 97-DW
F. +39/02/357-DW
www.bohler-uddeholm.it

Böhler-Uddeholm Precision Strip AB
Uddeholmsvägen
S-684 28 Munkfors
T. +46/563-DW
www.uddeholm-strip.com

BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG
Waidhofner Straße 3
A-3333 Böhlerwerk
T. +43/74 42-600
www.bohler-strip.com

Bohler-Uddeholm Specialty Metals, Inc.
2306 Eastover Drive
US-24592 South Boston
T. +1/434/575 79 94
www.busmi.com

Buderus Edelstahl Band GmbH
Buderusstraße 25
D-35576 Wetzlar
T. +49/6441/374-0
F. +49/6441/374-3368
www.buderus-strip.com

Division Edelstahl

Buderus Edelstahl GmbH
Buderusstraße 25
D-35576 Wetzlar
T. +49/6441/37 42-0
F. +49/6441/37 42-882
www.buderus-steel.com

Buderus Edelstahl Schmiedetechnik GmbH
Buderusstraße 25
D-35576 Wetzlar
T. +49/6441/374-0
F. +49/6441/374-4571
www.buderus-forging.com

Deville Rectification S.A.S.
Zi Desforanges
F-43330 Pont Salomon
www.deville-rectif.com

Eschmann Stahl GmbH & Co. KG
Dieringhauser Straße 161–183
D-51645 Gummersbach
T. +49/2261/706-270
F. +49/2261/706-195
info@eschmannstahl.de
www.eschmannstahl.de

Gebrüder Böhler & Co. AG
Güterstraße 4
CH-8304 Wallisellen
T. +41/1/832 88 11
www.edelstahl-schweiz.ch

IS Intersteel Stahlhandel GmbH
Böhler Weg 1
D-40667 Meerbusch
T. +49/211/522-0
www.intersteel.de

Soudokay S.A.
2 Rue de l'Yser
B-7180 Seneffe
T. +32/645/200 30
F. +32/645/200 31
www.soudokay.com

Uddeholm Tooling Aktiebolag
Värmlands Län Nr. 83
S-683 85 Hagfors
T. +46/563/17000
F. +46/563-DW
www.uddeholm-tooling.com

UTP Schweißmaterial GmbH
Elsässer Straße 10
D-79189 Bad Krozingen
T. +49/7633/409-1
F. +49/7633/409-222
info@utp.de
www.utp.de

Villares Metals International B.V.
Nieuwe Haven 15
NL-3311 AP Dordrecht
T. +31/78/632 07 93
F. +31/78/614 65 96
www.villaresmetalsinternational.com

Villares Metals S.A.
Rua Alfredo Dumont Villares, 155
BRA-13178-902 Sumare
T. +55/19/33 03-8000
F. +55/19/33 03-8696
www.villaresmetals.com.br

Division Bahnsysteme

voestalpine Bahnsysteme GmbH & Co KG
Kerpelystraße 199
A-8700 Leoben-Donawitz
T. +43/50304/26-0
F. +43/50304/66-96
info.bahnsysteme@voestalpine.com
www.voestalpine.com

voestalpine Draht Finsterwalde GmbH
Grenzstraße 45
D-03238 Finsterwalde
T. +49/3531/786-0
F. +49/3531/786-250
draht-finsterwalde@voestalpine.com
www.voestalpine.com/finsterwalde

voestalpine Schienen GmbH
Kerpelystraße 199
A-8700 Leoben-Donawitz
T. +43/50304/26-0
F. +43/50304/66-96
info.schienen@voestalpine.com
www.voestalpine.com/schienen

TSTG Schienen Technik GmbH & Co KG
Kaiser-Wilhelm-Straße 100
D-47166 Duisburg
T. +49/203/52 24-693
F. +49/203/52 24-694
info@tstg.de
www.tstg.de

VAE GmbH
Rotenturmstraße 5–9
A-1010 Wien
T. +43/50304/28-0
F. +43/50304/68-129
marketing.vae@voestalpine.com
www.voestalpine.com/vae

VAE Eisenbahnsysteme GmbH
Alpinestraße 1
A-8740 Zeltweg
T. +43/50304/28-0
F. +43/50304/68-129
marketing.vae@voestalpine.com
www.voestalpine.com/vaee

voestalpine Klöckner Bahntechnik GmbH
Alboinstraße 96–110
D-12103 Berlin
T. +49/30/754 84-110
F. +49/30/754 84-168
info@vak-bahntechnik.de
www.voestalpine.com/kloecknerbahntechnik

voestalpine Stahl Donawitz GmbH & Co KG
Kerpelystraße 199
A-8700 Leoben-Donawitz
T. +43/50304/25-0
F. +43/50304/65-96
info.stahldonawitz@voestalpine.com
www.voestalpine.com/stahldonawitz

voestalpine Austria Draht GmbH
Bahnhofstraße 2
A-8600 Bruck/Mur
T. +43/50304/26-0
F. +43/50304/66-299
info.austriadraht@voestalpine.com
www.voestalpine.com/austriadraht

voestalpine Tubulars GmbH & Co KG
Alpinestraße 17
A-8652 Kindberg-Aumühl
T. +43/50304/23-0
F. +43/50304/63-212
info.tubulars@voestalpine.com
www.voestalpine.com/tubulars

voestalpine Railpro B.V.
Nieuwe Crailoseweg 8
NL-1222 AB Hilversum
T. +31/35/688-9600
F. +31/35/688-9666
railinfo@railpro.nl
www.voestalpine.com/railpro

Division Profilform

Roll Forming Corporation
1070 Brooks Industrial Park
P.O.Box 369
US-40066-0369 Shelbyville, Kentucky
T. +1/502/663-4435
F. +1/502/633-5824
sales@rfcorp.com
www.voestalpine.com/rfc

voestalpine Präzisionsprofil GmbH
Franz-Tilgner-Straße 10
D-50354 Hürth
T. +49/2233/61 16-0
F. +49/2233/61 16-16
info@praepro.de
www.voestalpine.com/praezisionsprofil

SADEF N.V.
Bruggesteenweg 60
B-8830 Hooglede-Gits
T. +32/51/261-211
F. +32/51/261-300
sales@sadef.be
www.voestalpine.com/sadef

voestalpine Profilform s.r.o.
Továrni 4
CZ-68223 Vyskov
T. +420/517/333-700
F. +420/517/333-702
marketing@vap-vyskov.cz
www.voestalpine.com/profilform-cz

Metsec plc
Broadwell Road, Oldbury
UK-B69 4HE West Midlands
T. +44/121/601-6000
F. +44/121/601-6119
metsecplc@metsec.com
www.voestalpine.com/metsec

voestalpine Krems GmbH
Schmidhüttenstraße 5, Postfach 43
A-3500 Krems
T. +43/50304/14-0
F. +43/50304/54-741
marketing.krems@voestalpine.com
www.voestalpine.com/krems

voestalpine Krems Finaltechnik GmbH
Schmidhüttenstraße 5, Postfach 42
A-3500 Krems
T. +43/50304/14-0
F. +43/50304/54-628
info.vakf@voestalpine.com
www.voestalpine.com/finaltechnik

voestalpine Profilform GmbH
Schmidhüttenstraße 5, Postfach 45
A-3500 Krems
T. +43/50304/14-0
F. +43/50304/54-593
info_profilform@voestalpine.com
www.voestalpine.com

Nedcon Groep N.V.
Nijverheidsweg 26, Postfach 35
NL-7000 AA Doetinchem
T. +31/314/33 44 55
F. +31/314/34 58 64
nedcongroup@nedcon.com
www.nedcon.com

ZAO voestalpine Arkada Profil
Karl-Marx-Straße 12
RF-214000 Smolensk
T. +7/4812/32 99 29
F. +7/4812/38 27 87
office@arkada.ru
www.arkada.ru

Profilafroid S.A.
2, Rue de Beauvais
F-60930 Bailleul-Sur-Therain
T. +33/3/44 07 51 11
F. +33/3/44 07 65 34
contact@profilafroid.com
www.profilafroid.com

Société Automatique de Profilage (SAP) S.A.S
Route de Paris
F-27140 Gisors
T. +33/2/32 27 64 27
F. +33/2/32 27 04 72
contact@sapgisors.com
www.sapgisors.com

Meincol Distr. de Aços S.A.
Rua Marechal Floriano, 1229
BRA-95020-371 Caxias do Sul – RS Brazil
T. +55/54/32 20-9000
F. +55/54/91 63-8699
meincol@meincol.com.br
www.meincol.com.br

Division Automotive

voestalpine Automotive GmbH
voestalpine-Straße 1
A-4020 Linz
T. +43/50304/15-6871
F. +43/50304/55-6871
automotive@voestalpine.com
www.voestalpine.com/automotive

voestalpine Europlatinen GmbH
Stahlstraße 47
A-4020 Linz
T. +43/50304/15-8341
F. +43/50304/55-8954
europlatinen@voestalpine.com
www.voestalpine.com/europlatinen

Euroweld S.r.l.
Via I° Maggio, 99
I-10040 Rivalta (Torino)
T. +39/11/225 09-11
F. +39/11/225 09-22
euroweld@voestalpine.com

voestalpine Polynorm NV
Amersfoortseweg 9
NL-3751 LJ Bunschoten
T. +31/33/298 95 11
F. +31/33/298 90 04
polynorm@voestalpine.com
www.voestalpine.com/polynorm

voestalpine Polynorm BV
Amersfoortseweg 9
NL-3751 LJ Bunschoten
T. +31/33/298 95 11
F. +31/33/298 90 07
polynorm@voestalpine.com
www.voestalpine.com/polynorm

voestalpine Polynorm Grau GmbH & Co. KG
Polynormstraße 1
Gewerbepark Gügling
D-73529 Schwäbisch Gmünd
T. +49/7171/972-0
F. +49/7171/972-321
www.voestalpine.com/polynorm

voestalpine Rotec GmbH
Gruberstraße 2
A-4020 Linz
T. +43/50304/20-6
F. +43/50304/60-749
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Präzisrohrtechnik GmbH (Produktion)
Eisenhammerstraße 15
A-8670 Krieglach
T. +43/50304/24-DW
F. +43/50304/64-DW
praezisrohrtechnik@voestalpine.com
www.voestalpine.com/praezisrohrtechnik

voestalpine Präzisrohrtechnik GmbH (Vertrieb)
Gruberstraße 2
A-4020 Linz
T. +43/50304/18-DW
F. +43/50304/58-DW
praezisrohrtechnik@voestalpine.com
www.voestalpine.com/rotec

voestalpine Elmsteel Inc.
3709 US 52 South Lafayette
US-47905 Indiana
T. +1/765/471-2808
F. +1/765/471-8607
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Elmsteel Polska Sp.z o.o.
Komorniki, UL. Polna 7
PL-55-300 Sroda Slaska
T. +48/71/39 60-400
F. +48/71/39 60-411
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine HTI Maschinen- und Apparatebau GmbH & Co. KG
In der Bruchwiesen 11–13
D-76855 Annweiler
T. +49/6346/964 20
F. +49/6346/16 17
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Vollmer GmbH & Co. KG
Graf-Zeppelin-Straße 29
D-72202 Nagold
T. +49/7452/84 81-0
F. +49/7452/84 81-29
vollmer@voestalpine.com
www.voestalpine.com/vollmer

Gutbrod Stanz- und Umformtechnik GmbH
Daimlerstraße 29
D-72581 Dettingen/Erms
T. +49/7123/97 87-0
F. +49/7123/97 87-99
gutbrod@voestalpine.com
www.voestalpine.com/gutbrod

voestalpine Hügel GmbH & Co KG
Walter-Hügel Straße 1
D-55765 Birkenfeld
T. +49/6782/99 59-0
F. +49/6782/99 59-559
huegel@voestalpine.com
www.voestalpine.com/huegel

Dancke Stanztechnik Gmbh & Co KG
Buchenstraße 3
D-89558 Böhmenkirch
T. +49/7332/9622-0
F. +49/7332/9622-19
info@dancke.de
www.voestalpine.com/dancke

Flamco Holding BV
Amersfoortseweg 9
NL-3751 LJ Bunschoten
T. +31/33/298 94 00
F. +31/33/298 90 21
info@flamco.nl
www.flamco.nl

Glossar

Akquisition. Übernahme oder Kauf von Unternehmen bzw. Unternehmensteilen.

Assembling. Zusammenbau von Einzelmodulen zu Karosserien.

Asset Deal. Firmenübernahme durch Kauf der einzelnen Wirtschaftsgüter (anstelle der Anteile).

ATX. „Austrian Traded Index", Leitindex der Wiener Börse, der die 20 wichtigsten Aktien des Fließhandels beinhaltet.

Beschichten. Überziehen des Stahls mit einem anderen Material (Zinn, Chrom, Zink), vornehmlich zur Verbesserung der Korrosionsbeständigkeit.

Bruttoergebnis. Umsatz abzüglich Herstellungskosten.

Capital Employed. Das gesamte eingesetzte verzinsliche Kapital.

Cashflow
- aus Investitionstätigkeit: Abfluss/Zufluss flüssiger Mittel aus Investitionen/Desinvestitionen;
- aus der Betriebstätigkeit: Abfluss/Zufluss flüssiger Mittel, soweit nicht durch Investitions-, Desinvestitions- oder Finanzierungstätigkeit beeinflusst.

Corporate Governance. Bezeichnung im internationalen Sprachgebrauch für die verantwortliche, auf langfristige Wertschöpfung ausgerichtete Unternehmensleitung und -kontrolle.

Custom Roll Forming. Profil, das exakt den Vorgaben des Kunden entspricht.

E-Procurement. Materialeinkauf unter Nutzung moderner elektronischer Medien, insbesondere des Internets.

EBIT (Earnings before Interest, Taxes). Der Betriebserfolg: Ergebnis vor Steuern, Anteilen anderer Gesellschafter und Finanzergebnis.

EBIT-Marge. EBIT/Umsatz.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). Ergebnis vor Steuern, Anteilen anderer Gesellschafter, Zinsergebnis und Abschreibungen.

EBITDA-Marge. EBITDA/Umsatz.

EGT (Ergebnis der gewöhnlichen Geschäftstätigkeit), auch EBT (Earnings before Taxes). Das Ergebnis vor Steuern und Anteilen anderer Gesellschafter.

Eigenkapital. Mittel, die dem Unternehmen von den Eigentümern durch Einzahlung und/oder Einlage bzw. aus einbehaltenen Gewinnen zur Verfügung gestellt werden.

Eigenkapitalquote. Bilanzielles Eigenkapital/Bilanzsumme.

Eigenkapitalrentabilität. Ergebnis nach Steuern (Jahresüberschuss)/Eigenkapital der Vorperiode.

Elektrolytische Verzinkung. Beschichtungsverfahren, bei dem die von der positiv geladenen Zinkanode abgegebenen Zinkionen auf dem negativ geladenen, als Kathode fungierenden Stahlblech niedergeschlagen werden. Bei Erhöhung der Stromdichte etwa oder bei langsamerem Durchlaufen des Verzinkungsbereichs steigt die Stärke der Beschichtung.

Endogenes Wachstum. Wachstum innerhalb des bestehenden Unternehmensverbundes.

Exogenes Wachstum. Wachstum, das durch Akquisitionen „zugekauft" wird.

Feuerverzinkung. Der Stahl läuft durch ein Beschichtungsbad von flüssigem Zink und wird danach mit einem Luftstrom „abgetrocknet", über den sich auch die Dicke der Zinkschicht kontrollieren lässt.

Free Float (oder Streubesitz). Teil des Aktienkapitals, der sich im Streubesitz befindet, d. h. an der Börse frei gehandelt wird.

Fremdkapital. Zusammenfassende Bezeichnung für die auf der Passivseite der Bilanz auszuweisenden Rückstellungen, Verbindlichkeiten und passivischen Rechnungsabgrenzungsposten.

Fremdkapitalquote. Bilanzielles Fremdkapital/Bilanzsumme (je höher die Kennzahl, desto höher der Verschuldungsgrad).

Gearing (Ratio). Nettofinanzverschuldung/Eigenkapital.

Grobblech. Stahlblech mit einer Breite von bis zu vier Metern und einer Dicke von min-

destens fünf Millimetern. Findet hauptsächlich Verwendung am Bau, für schweres Gerät, im Schiffsbau und für Rohre mit großem Durchmesser.

Grundkapital. Das bei Gründung einer Aktiengesellschaft oder Kommanditgesellschaft auf Aktien von den Gesellschaftern mindestens aufzubringende und in Aktien zerlegte Kapital als Teil des Eigenkapitals.

Hochofen. Schachtförmiger Ofen, der mit hitzebeständigen (feuerfesten) Steinen ausgemauert ist und von integrierten Stahlwerken eingesetzt wird, um Eisen aus dem Erz zu erschmelzen.

IFRS („International Financial Reporting Standards"). Rechnungslegungsnormen, die eine international vergleichbare Bilanzierung und Publizität gewährleisten sollen.

Jointventure. Kooperationen von mindestens zwei Unternehmen, die voneinander unabhängig bleiben, aber gemeinsames Kapital zusammenführen, um ein bestimmtes Ziel, etwa die Eroberung eines Auslandsmarktes, zu verfolgen.

Kaltwalzen. Umformverfahren bei niedrigen Temperaturen (oftmals auch bei Raumtemperatur), das im Anschluss an das Warmwalzen erfolgt.

Koks. Der Brennstoff, der im Hochofen beim Erschmelzen des Eisens verbraucht wird.

Kurzfristige Vermögenswerte. Jene Vermögensgegenstände, die nicht dauernd dem Geschäftsbetrieb einer Unternehmung dienen sollen. Zum Beispiel Vorräte, Forderungen aus Lieferungen und Leistungen oder Wertpapiere.

Lasergeschweißte Platinen. Zwei oder mehrere Stahlbleche, die zu einem einzigen „Rohling" zusammengeschweißt werden. Die in erster Linie für die Automobilindustrie wichtigen Vorteile sind die Gewichtseinsparung durch den Einsatz von höherfesten Feinblechen (mit geringeren Wanddicken) exakt an jenen Stellen, wo höhere Festigkeit benötigt wird.

Liquiditätsgrad. Der Liquiditätsgrad gibt an, in welchem Ausmaß ein Unternehmen seinen kurzfristigen Zahlungsverpflichtungen nachkommen kann.

Marktkapitalisierung. Die Marktkapitalisierung spiegelt den aktuellen Börsenwert einer börsennotierten Firma wider.

Materialaufwand. Fasst alle Aufwendungen zusammen, die für den Ankauf von Rohmaterialien und Hilfsstoffen zur eigenen Verarbeitung benötigt werden.

Nahtlosrohre. Rohre, die aus Knüppeln oder Vorblöcken hergestellt werden, indem Letztere erhitzt und unter hohem Druck in Rotation versetzt werden.

Nettofinanzverschuldung. Verzinsliche Verbindlichkeiten abzüglich verzinsliches Vermögen.

Oberflächenbeschichtete Stahlerzeugnisse. Produkte, die nach bestimmten Verfahren mit einer metallischen oder organischen Oberflächenschicht versehen wurden, zum Beispiel durch Feuerverzinken, galvanisches Verzinken und Lackieren.

Organische Beschichtung (Bandbeschichtung). Aufbringen einer gefärbten organischen Schicht auf dünnem Blech höchster Oberflächenqualität unter Bildung eines Hightech-Verbundmaterials. Damit erreicht man eine glatte, gleichmäßige Oberfläche, ausgezeichnete Verformbarkeit, hervorragenden Schutz vor Korrosion sowie gute Beständigkeit gegenüber chemischen Einflüssen und erhöhten Temperaturen.

Platine. Zwischenprodukt bei der Weiterverarbeitung von flachgewalztem Stahl zum Endprodukt. Eine Platine ist ein Stahlstück, das die gleichen Abmessungen hat wie das herzustellende Teil (z. B. Autotür, Motorhaube), aber noch nicht gestanzt bzw. gepresst worden ist.

Plattieren. Aufbringen einer Schicht von rostfreiem Stahl auf Kohlenstoffstahl oder niedrig legierten Stahl. Wird durchgeführt, um Korrosionsbeständigkeit zu geringeren Materialkosten sicherzustellen als bei der Verwendung von durchgehend rostfreiem Stahl.

Profile. Zur Herstellung von Profilen werden Blöcke oder Knüppel auf einer Walzstraße zu „L"-, „U"-, „T"-, „I"- und noch anderen Querschnitten ausgewalzt. Profile lassen sich auch durch Zusammenschweißen von Flachstählen herstellen. Sie werden für ein breites Spektrum von Anwendungen eingesetzt (z. B. Bau, Maschinenbau, Transportindustrie).

Purchase Price Allocation (PPA), auch Kaufpreisallokation. Im Rahmen einer Unternehmensakquisition wird der Kaufpreis den übernommenen Vermögensgegenständen und Schulden zugeordnet, welche folglich mit ihrem Fair Value (Verkehrswert) in die Konzernbilanz aufgenommen werden.

Rating. Eine auf den internationalen Kapitalmärkten anerkannte Einstufung der Kreditwürdigkeit eines Unternehmens.

Rippenplatte. Unterlagsplatte aus Flachstahl mit aufgeschweißten Rippen oder auch aus Stahlguss zur Befestigung von Schienen auf Holz-, Stahl- oder Betonschwellen.

ROCE (Return on Capital Employed). EBIT/Capital Employed, die Rendite auf das eingesetzte Kapital.

Schrott (Eisenschrott). Eisenhaltiges Abfall- bzw. Altmaterial, das im Allgemeinen wieder eingeschmolzen und zu neuem Stahl vergossen wird.

Simultaneous Engineering. Integrierte Produktentwicklung; bedeutet zeitgleiches Entwickeln und Konstruieren unter Berücksichtigung allen herstellungsrelevanten Wissens.

Sonderprofile. Spezielle Profile, die auf der Grundlage von Spezifikationen des Kunden hergestellt werden.

Sonderrohre. Breite Palette von qualitativ hochwertigen Spezialröhrenprodukten.

Stahlblech. Dünner Flachstahl, der im Warmwalzwerk durch Auswalzen von Vorbrammen hergestellt wird.

Stranggießen. Als Stranggießen bezeichnet man ein Gießverfahren, bei dem der flüssige Stahl über ein Verteilergefäß in eine offene kurze Kokille (Gießform) gegossen wird.

Supply Chain Management (SCM). Versucht die effiziente Integration von Lieferanten, Produzenten, Verteilern und Einzelhändlern, sodass Waren in den richtigen Mengen, an den richtigen Orten und zur richtigen Zeit bereitgestellt werden. SCM zielt auf eine Minimierung der systemweiten Kosten bei Erreichung einer hohen Lieferzuverlässigkeit ab.

Tuchfilteranlage. Anlage zur Abscheidung von Staubpartikeln aus der Sinteranlage. Die Funktion gleicht der eines riesigen Staubsaugers, wobei physikalische und chemische Prozesse wirken.

Verbundene Unternehmen. Unternehmen, die direkt oder indirekt unter einheitlicher Leitung – in diesem Fall der voestalpine AG – stehen oder bei denen der voestalpine AG direkt oder indirekt die Mehrheit der Stimmrechte zusteht bzw. auf die sie bestimmenden Einfluss ausübt.

Verzinkter Stahl. Stahl, der mit einer dünnen Schicht aus Zink überzogen ist, um die Korrosionsbeständigkeit sicherzustellen.

Volatilität. Intensität der Kursschwankungen von Aktien und Devisen bzw. der Preisänderungen von Massengütern im Vergleich zur Marktentwicklung.

WACC (Weighted Average Cost of Capital). Durchschnittliche Kapitalkosten für Fremd- und Eigenkapital.

Walzdraht. Runde dünne Halbfertigerzeugnisse, die aus einem Knüppel gewalzt und zur Weiterverarbeitung aufgewickelt werden. Aus Walzdraht werden vor allem Drahtprodukte, aber auch Schrauben und Nägel hergestellt.

Warmband. Produkt, das ohne weitere Verarbeitungsschritte im „Walzzustand" ab Warmwalzwerk verkauft wird.

Warmwalzwerk. Werk, in dem die heißen Brammen zu Coils bestimmter Dicke heruntergewalzt werden. Die Bearbeitung erfolgt bei hohen Temperaturen, bei welchen der Stahl noch rotglühend ist.

Zustellung (Neuzustellung). Auskleidung des Hochofens mit Feuerfestmaterial. Nach einer „Ofenreise", die rund 15 Jahre dauert, muss eine Neuzustellung erfolgen.

Kommunikation & Information

News & Services: www.voestalpine.com

Unser spezielles Service für Aktionäre

Sie wollen den aktuellen Kurs der voestalpine-Aktie wissen? Sie möchten alle relevanten Kursbewegungen und Unternehmensdaten seit dem Börsengang 1995 oder ab einem ganz bestimmten Zeitpunkt ansehen? Kurscharts, Depotmanager, aktueller Download der Kursentwicklung für einen beliebigen Zeitraum und vieles mehr finden Sie in den interaktiven Services im Bereich Investor Relations unserer Website.

Der Konzern von A–Z

Informieren Sie sich über Unternehmen, Produkte und Services des voestalpine-Konzerns: über interaktive Weltkarten, ein A–Z mit umfassenden Suchfunktionen und eine detaillierte Produktdatenbank.

Bestell-/Download-Service im Internet

Über unser Internetportal www.voestalpine.com können Sie Publikationen der voestalpine AG (z. B. Quartals- und Geschäftsberichte, Umweltberichte) als PDF-Dateien downloaden oder direkt bestellen. Den aktuellen Geschäftsbericht finden Sie auch als Online-Version auf unserer Website.

Kontakt

voestalpine AG, Konzernkommunikation
T. +43/50304/15-2090, F. +43/50304/55-8981
presse@voestalpine.com

voestalpine AG, Investor Relations
T. +43/50304/15-3152, F. +43/50304/55-5581
investorrelations@voestalpine.com

Impressum
Eigentümer und Medieninhaber: voestalpine AG, voestalpine-Straße 1, 4020 Linz. **Herausgeber und Redaktion:** voestalpine AG, Konzernkommunikation, Gerhard Kürner, T. +43/50304/15-2090, F. +43/50304/ 55-8981, presse@voestalpine.com, www.voestalpine.com. **Gestaltung, Realisierung:** Living Office Kommunikationsberatung GmbH, St. Pölten

voestalpine AG
voestalpine-Straße 1
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com

voestalpine
EINEN SCHRITT VORAUS.

82-35027

June 5, 2008

voestalpine AG

ADHOC–MELDUNG

RECEIVED
2008 JUN 12 A 2:20
FICE OF INTERNATIONAL CORPORATE FINANCE

Geschäftsjahr 2007/08: voestalpine-Konzern erreicht neue Dimensionen

Im Geschäftsjahr 2007/08 – dem bisher mit Abstand erfolgreichsten in der Konzerngeschichte – erreichte der voestalpine-Konzern neue Dimensionen bei Umsatz, Ergebnis und Mitarbeitern. Neben einem erneuten Umsatzanstieg konnte das operative Ergebnis - getragen von einer weiter verbesserten Performance in den Divisionen Stahl, Profilform und Automotive - zum bereits sechsten Mal hintereinander deutlich verbessert werden.

voestalpine-Konzern in Zahlen

(gem. IFRS; in Mio. EUR)	2006/07* 1.4.06 - 31.03.07	**2007/08 1.4.07 - 31.03.08**	Veränderung in %	*2007/08 pro forma (exkl. ppa)*****
Umsatz	6.944	**10.481**	+50,9	*10.481*
EBITDA	1.359	**1.837**	+35,2	*1.969*
EBITDA-Marge in %	19,6	**17,5**		18,8
EBIT	1.011	**1.153**	+14,0	*1.503*
EBIT-Marge in %	14,6	**11,0**		14,3
Ergebnis vor Steuern	976	**980**	+0,4	1.330
Ergebnis nach Steuern**	765	**752**	-1,7	1.004
Gewinn je Aktie (in EUR)***	4,76	**4,69**		

* Rückwirkend angepasst
** Vor Minderheitsanteilen und Hybridkapitalzinsen
*** Der fortgeführten Geschäftsbereiche
**** Ohne buchtechnische Effekte aus der purchase price allocation BÖHLER-UDDEHOLM (IFRS 3)

Den Jahresfinanzbericht sowie weitere Details zum Jahresergebnis finden Sie auf unserer Homepage www.voestalpine.com beziehungsweise steht Ihnen unsere Investor Relations Abteilung unter +43/50304/15-9949 für Fragen zur Verfügung.

voestalpine soars to new heights in the financial year 2007/08

In 2007/08, which was by far the most successful financial year in its history, the voestalpine Group soared to new heights in terms of sales, profit and employees. In addition to a further increase in sales, operating profit rose significantly for the sixth year in a row due to improved performance in the Steel, Profilform and Automotive Divisions.

Key figures of voestalpine Group

(acc. IFRS; in EURm)	2006/07* 1.4.06 - 31.03.07	**2007/08 1.4.07 - 31.03.08**	Change in %	*2007/08 pro forma (excl. ppa)*****
Revenue	6,944	**10,481**	+50.9	*10,481*
EBITDA	1,359	**1,837**	+35.2	*1,969*
EBITDA margin in %	19.6	**17.5**		18.8
EBIT	1,011	**1,153**	+14.0	*1,503*
EBIT margin in %	14.6	**11.0**		14.3
Profit before tax	976	**980**	+0.4	1,330
Profit for the period**	765	**752**	-1.7	1,004
EPS (in EUR)***	4.76	**4.69**		

* Retrospective adjustment
** Before minority interest and hybrid capital coupons
*** From continuing operations
**** Without accounting effects from purchase price allocation BÖHLER-UDDEHOLM (IFRS 3)

The financial report and more information on the full year result is available on our website www.voestalpine.com or please contact our Investor Relations-Team +43/50304/15-9949.

voestalpine
ONE STEP AHEAD.

82-35027

RECEIVED
2008 JUN 12 A 2:2!
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Medieninformation

5. Juni 2008

Geschäftsjahr 2007/08: voestalpine-Konzern erreicht neue Dimensionen

- **Erfolgreichstes Geschäftsjahr seit Bestehen: Umsatz des voestalpine-Konzerns übersteigt erstmals 10 Mrd.-EUR-Marke**
- **Operatives Ergebnis (EBIT) steigt um fast die Hälfte auf 1,5 Mrd. EUR (vor PPA)**
- **Sehr erfolgreiche Integration von BÖHLER-UDDEHOLM – Synergien auf 123 Mio. EUR verdoppelt**
- **Rekord bei Rohstahlproduktion: 7,6 Mio. Tonnen**
- **Investitionen, Forschungsausgaben und Umweltaufwendungen mit neuen Höchstwerten**
- **Dividendenvorschlag 2,1 EUR je Aktie (Vorjahr: 1,45 EUR)**
- **Anhaltend guter Geschäftsverlauf auch 2008/09**

Im Geschäftsjahr 2007/08 – dem bisher mit Abstand erfolgreichsten in der Konzerngeschichte – erreichte der voestalpine-Konzern neue Dimensionen bei Umsatz, Ergebnis und Mitarbeitern. Neben einem erneuten Umsatzanstieg konnte das operative Ergebnis zum bereits sechsten Mal hintereinander deutlich verbessert werden, das von einer weiter verbesserten Performance in den Divisionen Stahl, Profilform und Automotive getragen wurde.

Die **Kennzahlen des voestalpine-Konzerns für das Geschäftsjahr 2007/08** im Überblick:

- Die **Umsatzerlöse** erhöhten sich um 50,9 % von 6.943,8 Mio. EUR auf 10.481,2 Mio. EUR und überstiegen damit erstmals die 10-Mrd.-EUR-Marke.
- Das **EBITDA** (Ergebnis der betrieblichen Tätigkeit vor Abschreibungen) erhöhte sich vor Berücksichtigung der Purchase Price Allocation (PPA) im Zusammenhang mit dem Erwerb von BÖHLER-UDDEHOLM (Division Edelstahl) um 44,9 % von 1.358,6 Mio. EUR auf 1.968,5 Mio. EUR bzw. selbst nach Berücksichtigung der PPA auf 1.836,5 Mio. EUR.
- Das unbeeinflusste **EBIT** (Ergebnis der betrieblichen Tätigkeit) des Konzerns erhöhte sich gegenüber dem Vorjahr um 48,6 % von 1.011,4 Mio. EUR auf 1.503,0 Mio. EUR. Durch Anwendung der PPA verringert sich der Anstieg allerdings auf 1.152,6 Mio. EUR. Die **EBIT-**

voestalpine
EINEN SCHRITT VORAUS.

Marge für das Geschäftsjahr 2007/08 lag mit 14,3 % vor PPA bzw. 11,0 % nach PPA unter dem Vorjahreswert von 14,6 %.

- Vor Berücksichtigung der PPA lag der **Jahresüberschuss** mit 1.003,6 Mio. EUR um 31,2 % über dem Vorjahreswert von 764,9 Mio. EUR. Durch die BÖHLER-UDDEHOLM-PPA und die gestiegenen Finanzierungsaufwendungen liegt der Jahresüberschuss mit 751,9 Mio. EUR (2006/07: 764,9 Mio. EUR) geringfügig unter dem Vorjahresniveau.
- Die **Nettofinanzverschuldung** erhöhte sich auf Grund der über die Hybridanleihe hinausgehenden Finanzierungserfordernisse der BÖHLER-UDDEHOLM-Akquisition von 526,2 Mio. EUR auf 3.571,7 Mio. EUR. Das **Eigenkapital** des voestalpine-Konzerns erhöhte sich 2007/08 um 48,8 % von 2.882,3 Mio. EUR auf 4.289,3 Mio. EUR. Zum Ende des Geschäftsjahres 2007/08 ergab sich somit eine **Gearing Ratio** (Nettofinanzverschuldung in Prozent des Eigenkapitals) von 83,3 % (Vorjahr: 18,3 %).
- Der **Gewinn je Aktie** für das Geschäftsjahr 2007/08 beträgt 4,69 EUR und liegt damit nahezu auf Vorjahresniveau (4,76 EUR).
- Die vorgeschlagene **Dividende** liegt mit 2,1 EUR je Aktie um 44,8 % über jener des Vorjahres (1,45 EUR je Aktie). Dies stellt, gemessen am durchschnittlichen Börsenkurs im Geschäftsjahr 2007/08 von 52,59 EUR, eine Dividendenrendite von 4,0 % dar.
- Zum 31. März 2008 beschäftigte der voestalpine-Konzern weltweit 41.490 **Mitarbeiter** (ohne Lehrlinge). Dies entspricht gegenüber dem Vorjahr (24.613) einem Anstieg um 16.877 Personen (oder knapp 69 %), der sich hauptsächlich aus der erstmaligen Konsolidierung der BÖHLER-UDDEHOLM Gruppe (Division Edelstahl, 15.453 Mitarbeiter) ergibt.

Geschäftsverlauf des voestalpine-Konzerns im Überblick

Umsatzanstieg resultiert vor allem aus Akquisitionen

Die Umsatzerlöse des voestalpine-Konzerns erhöhten sich um 50,9 % von 6.943,8 Mio. EUR auf 10.481,2 Mio. EUR, was größtenteils auf Zukäufe zurückzuführen ist. Der akquisitionsbedingte Umsatzanstieg belief sich im Geschäftsjahr 2007/08 in Summe auf etwas mehr als 3,1 Mrd. EUR. Die deutlichste Umsatzsteigerung gegenüber dem Vorjahr verzeichnete die Division Automotive, die ihre Erlöse hauptsächlich akquisitionsbedingt, aber auch durch produktionswirksam gewordene Investitionen der Vergangenheit um ein Drittel erhöhen konnte. Mit einem Plus von 17,5 % lag auch die Division Profilform, unterstützt vor allem durch die Ausweitung der Geschäftstätigkeit in Nord- und Südamerika, deutlich über ihrem Vorjahreswert, während die Divisionen Stahl und Bahnsysteme ihre Umsätze jeweils um etwas mehr als 7 % steigern konnten.

Rekord-Rohstahlproduktion von erstmals über 7 Mio. Tonnen

Die Gesamt-Rohstahlproduktion des voestalpine-Konzerns belief sich im Geschäftsjahr 2007/08 auf 7,6 Mio. Tonnen. Die Steigerung um 13,4 % gegenüber dem Vorjahr (6,7 Mio. Tonnen) resultiert sowohl aus der erstmaligen Einrechnung der Division Edelstahl (knapp 0,7 Mio. Tonnen), als auch aus einem Produktionsanstieg am Standort Linz (Division Stahl) um 5,9 % von 5,1 Mio. Tonnen auf 5,4 Mio. Tonnen. Die am Standort Donawitz (Division Bahnsysteme) erzeugte Rohstahlmenge reduzierte sich auf Grund der Erneuerung (Zustellung) eines Hochofens im Sommer 2007 um 6,2 % von 1,6 Mio. Tonnen auf 1,5 Mio. Tonnen.

Exportquote auf 88 % gestiegen

Die Exportquote stieg im Geschäftsjahr 2007/08 von 84 % auf 88 %; mit Abstand wichtigster Markt blieb Europa, wo insgesamt 80 % des Konzernumsatzes erzielt wurden. Deutschland und Italien stellten unverändert die beiden größten Einzelexportmärkte dar.

Division Stahl mit größter Profitabilität

Mit einer von 14,8 % auf 17,4 % gestiegenen EBIT-Marge war die Division Stahl im abgelaufenen Geschäftsjahr der profitabelste Bereich des voestalpine-Konzerns. Die EBIT-Marge der Division Bahnsysteme blieb mit 14,3 % (nach zuletzt 16,4 %) zwar ebenso wie jene der Division Profilform mit 13,9 % (2006/07: 15,0 %) etwas unter dem Vorjahreswert, aber immer noch auf sehr hohem Niveau. Die EBIT-Marge der Division Edelstahl betrug 12,9 % vor PPA bzw. 0,2 % nach PPA. Mit 6,4 % lag die EBIT-Marge der Division Automotive erstmals seit der Gründung im Jahr 2001 über der 6-%-Marke und erreichte somit auch im Branchenvergleich der Automobilzulieferindustrie einen sehr guten Wert.

Erstkonsolidierung neu erworbener Unternehmen

Im Geschäftsjahr 2007/08 wurden – zusätzlich zur seit 1. Juli 2007 konsolidierten Division Edelstahl – Umsatz, Ergebnis und Mitarbeiter folgender Unternehmen erstmals, und zwar über eine Periode von zwölf Monaten, konsolidiert: Gutbrod Stanz- und Umformtechnik GmbH, Gutbrod Schmölln GmbH, Hügel GmbH & Co. KG sowie die Unternehmensgruppe Dancke (jeweils Deutschland, Division Automotive). Weiters wurden die in der Division Profilform erworbenen Unternehmen Sharon Custom Metal Forming Inc. (USA) und Meincol Distribuidora de Aços S.A. (Brasilien) mit 1. Jänner 2008 erstkonsolidiert.

Konsequente Fortsetzung der Spezialisierungsstrategie

Die Akquisitionstätigkeit der voestalpine AG im Geschäftsjahr 2007/08 war von der erfolgreichen Übernahme der BÖHLER-UDDEHOLM-Gruppe und deren Integration als Division Edelstahl in den voestalpine-Konzern geprägt. Die Akquisition erfolgte in konsequenter Fortsetzung der seit 2001 geltenden Spezialisierungsstrategie der voestalpine-Gruppe. Die sehr erfolgreiche Integration von BÖHLER-UDDEHOLM als Division Edelstahl in den voestalpine-Konzern zeigt sich auch bei den identifizierten Synergiepotenzialen: Diese konnten im Lauf des Geschäftsjahres sukzessive von zunächst 65 Mio. Euro auf ein nunmehr definiertes Zielvolumen von rund 123 Mio. EUR p.a. nahezu verdoppelt werden.

Zum Ende des Geschäftsjahres 2007/08 hielt die voestalpine AG 90,65 % der Stimmrechte an der BÖHLER-UDDEHOLM AG, in der Zwischenzeit wurden die erforderlichen Schritte zur Einleitung eines Squeeze-out-Verfahrens nach dem Gesellschafterausschlussgesetz gesetzt. Ziel ist es, bereits in der ordentlichen Hauptversammlung der BÖHLER-UDDEHOLM AG am 23. Juni eine entsprechende Beschlussfassung herbeizuführen.

Neben der Übernahme von BÖHLER-UDDEHOLM wurden im Geschäftsjahr 2007/08 im Zuge der Internationalisierung der Division Profilform die Mehrheit am brasilianischen Unternehmen Meincol Distribuidora de Acos S.A. sowie das nordamerikanische Unternehmen Sharon Custom Metal Forming Inc. erworben. Die Division Bahnsysteme erwarb im 1. Halbjahr des Geschäftsjahres 49 % am niederländischen Unternehmen René Prinsen Spoorwegmaterialen B.V. sowie 51 % am mexikanischen Weichenbauunternehmen DAMY Cambios de Vía, S.A. de C.V.

Portfoliobereinigung in der Division Automotive

Im Zuge einer konsequenten Portfoliobereinigung in der Division Automotive wurde im Geschäftsjahr 2007/08 das nordamerikanische Pressteil-Zulieferunternehmen voestalpine Polynorm Inc. an eine britische Unternehmensgruppe veräußert. Im 4. Quartal 2007/08 erfolgte dann die Einleitung des Verkaufsprozesses für die in der Herstellung von Kunststoff-Kfz-Teilen tätigen Gesellschaften voestalpine Polynorm van Niftrik B.V. und voestalpine Polynorm Plastics B.V. (beide Niederlande), sowie der voestalpine Polynorm Plastics Ltd. (Großbritannien). Der Gesamtumsatz der drei Unternehmen lag im Geschäftsjahr 2007/08 bei rund 100 Mio. EUR. Weiters erfolgte zu diesem Zeitpunkt der Beschluss, den französischen Kleinpressteilehersteller Amstutz Levin & Cie. zu devestieren.

Erneut stark gestiegene Investitionen

Im Geschäftsjahr 2007/08 betrugen die Gesamtinvestitionen des voestalpine-Konzerns 3,91 Mrd. EUR. Die markante Steigerung gegenüber dem Vorjahreswert von 908 Mio. EUR ist zum überwiegenden Teil auf die Übernahme der BÖHLER-UDDEHOLM AG, jedoch in erheblichem Maß auch auf die forcierten Investitionsprogramme in allen anderen Divisionen zurückzuführen.

Deutlich höhere Forschungsaufwendungen

Die Forschungs- und Entwicklungsaufwendungen des voestalpine-Konzerns beliefen sich im Geschäftsjahr 2007/08 auf 93 Mio. EUR. Der Anstieg gegenüber dem Vorjahr (66 Mio. EUR) ergibt sich überwiegend aus der Integration der BÖHLER-UDDEHOLM-Gruppe (Division Edelstahl), die vom 1. Juli 2007 bis zum 31. März 2008 einen F&E-Aufwand von rund 21 Mio. EUR auswies. Gleichzeitig spiegelt die deutliche Zunahme aber auch die seit vielen Jahren kontinuierlich steigenden Forschungs- und Entwicklungsmittel der voestalpine-Gruppe wider. Die Forschungsquote (F&E-Ausgaben gemessen am Gesamtumsatz) lag daher im abgelaufenen Geschäftsjahr bei knapp 1 % und blieb damit – trotz des überproportionalen Umsatzanstiegs – ebenso auf dem Vorjahresniveau wie der Anteil der F&E-Aufwendungen an der Wertschöpfung mit 2,2 %. Insgesamt sind konzernweit rund 570 Beschäftigte im engeren Bereich Forschung und Entwicklung tätig.

Um ein Drittel höhere Umweltinvestitionen

Die umweltrelevanten Investitionen des voestalpine-Konzerns betrugen im Geschäftsjahr 2007/08 allein in Österreich rund 61 Mio. EUR. Sie erhöhten sich damit gegenüber dem Vorjahr (47 Mio. EUR) um rund ein Drittel, was zum einen auf die erstmals enthaltenen Werte der österreichischen BÖHLER-UDDEHOLM-Standorte zurückzuführen ist, zum anderen aber auch aus Großvorhaben vor allem in den Divisionen Stahl und Bahnsysteme resultiert. Aus denselben Gründen erreichte der laufende Aufwand für den Betrieb und die Erhaltung der Umweltschutzanlagen allein bei den österreichischen Produktionsgesellschaften der voestalpine-Gruppe mit rund 206 Mio. EUR einen neuerlichen Höchstwert. Wesentliche Umweltmaßnahmen betrafen etwa eine neue Anlage zur Verringerung der Abwasseremissionen aus dem Hochofenbetrieb in die Donau oder die Inbetriebnahme der weltweit modernsten Abgasreinigungsanlage am Sinterband. Mit dieser Innovation werden die Emissionen der Sinteranlage um durchschnittlich rund 90 % verringert. Ebenfalls eine technologische Vorreiterrolle nimmt die zu Beginn des Geschäftsjahres in Betrieb gegangene Anlage zur Eindüsung von Kunststoffpellets in den Hochofen ein. Im Vollbetrieb können auf diese Weise die CO_2-Emissionen am Standort Linz um weitere rund 500.000 Tonnen pro Jahr vermindert werden.

Evaluierung für ein Stahlwerk im Schwarzmeerraum

Die voestalpine evaluiert die Errichtung eines neuen Stahlwerkes am Schwarzen Meer. Von den zwölf möglichen Standorten in Bulgarien, Rumänien, der Türkei und der Ukraine, die ursprünglich in Erwägung gezogen wurden, sind nun vier Standorte – ein Standort in jedem der vier Staaten – in die engere Auswahl genommen worden. Zielsetzung der Machbarkeitsstudie ist es, ein Gesamtbild über Marktentwicklung, Investitionskosten, technische Machbarkeit und Wirtschaftlichkeit für jeden der Standorte zu erarbeiten.

Ausblick für das Geschäftsjahr 2008/09

Der Beginn des Geschäftsjahres 2008/09 stellt sich von der wirtschaftlichen Entwicklung her einigermaßen differenziert dar: Während die Lage der Realwirtschaft in Europa durch eine solide, von stabiler Nachfrage getragene Marktentwicklung geprägt ist, verstärken sich die Rezessionsbefürchtungen in den USA. China, Südostasien und Indien gelten hingegen auch für die nächsten Jahre als verlässliche Motoren des globalen Wachstums. Tatsche ist, dass die europäische Wirtschaft in den vergangenen zwölf Monaten sowohl mit den von den USA ausgegangenen Problemen im Gefolge der Subprime-Krise als auch mit dem nicht nur gegenüber dem US-Dollar, sondern auch einer Reihe anderer Währungen immer stärker werdenden Euro und mit den enorm gestiegenen Rohstoffpreisen überraschend gut zurechtgekommen ist.

Alle vorliegenden Indikatoren einschließlich der Auftragseingangsentwicklung der vergangenen Monate deuten vor diesem Hintergrund auch für den weiteren Verlauf des Kalenderjahres 2008 auf keinen Abschwung in der wirtschaftlichen Entwicklung Europas hin. Im Hinblick auf diese anhaltend günstige Entwicklung des konjunkturellen Umfeldes aller fünf Divisionen zeichnet sich aus heutiger Sicht für den voestalpine-Konzern trotz enorm gestiegener Rohstoffpreise und einer für das letzte Quartal des Geschäftsjahres noch nicht abschließend überblickbaren Konjunktursituation auch 2008/09 ein operatives Ergebnis in der Größenordnung des vergangenen Jahres ab.

Der Geschäftsbericht 2007/08 ist als pdf-Datei auf unserer Website www.voestalpine.com verfügbar.

Rückfragehinweis
voestalpine AG
Konzernkommunikation
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. +43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

voestalpine
EINEN SCHRITT VORAUS.

voestalpine-Konzern in Zahlen

Mio. EUR	2003/04	2004/05	2005/06	2006/07[1]	2007/08	2007/08 pro forma vor PPA[3]
Umsatz	4.616,3	5.779,1	6.230,6	6.943,8	10.481,2	10.481,2
Ergebnis der betrieblichen Tätigkeit vor Abschreibungen (EBITDA)	557,9	887,7	1.079,0	1.358,6	1.836,5	1.968,5
EBITDA-Marge	12,1 %	15,4 %	17,3 %	19,6 %	17,5 %	18,8 %
Ergebnis der betrieblichen Tätigkeit (EBIT)	243,7	552,5	724,1	1.011,4	1.152,6	1.503,0
EBIT-Marge	5,3 %	9,6 %	11,6 %	14,6 %	11,0 %	14,3 %
Ergebnis vor Steuern (EBT)	201,9	497,5	674,3	976,4	979,6	1.330,0
Ergebnis der fortgeführten Geschäftsbereiche	141,2	373,5	519,7	755,0	777,1	1.028,8
Ergebnis nach Steuern	130,5	323,5	525,9	764,9	751,9	1.003,6
Gewinn je Aktie (EUR)	0,88	2,36	3,25	4,76	4,69	
Bilanzsumme	4.659,9	5.369,2	6.158,6	6.827,5	12.601,8	
Cashflow aus der betrieblichen Geschäftstätigkeit	576,5	550,6	860,1	970,2	1.135,8	1.135,8
Investitionen SAV, IAV und Beteiligungen	436,1	564,9	666,3	907,8	3.910,1	
Abschreibungen	314,2	335,2	354,9	347,2	683,9	465,5
Eigenkapital	1.853,2	2.124,7	2.547,3	2.882,3	4.289,3	
Nettofinanzverschuldung	635,1	683,5	376,9	526,2	3.571,7	
Nettofinanzverschuldung in % des Eigenkapitals (Gearing)	34,3 %	32,2 %	14,8 %	18,3 %	83,3 %	
Return on Capital employed (ROCE)	7,8 %	15,0 %	21,5 %	26,2 %	13,4 %	21,9 %
Börsenkapitalisierung Ende Geschäftsjahr	1.458,9	2.355,1	4.565,4	8.366,2	7.006,4	
Anzahl der ausstehenden Aktien zum 31.03.	157.717.304	158.167.880	158.164.504	154.073.274	159.235.738	
Aktienkurs Ende Geschäftsjahr (EUR)	9,25	14,89	28,87	54,30	44,0	
Dividende je Aktie (EUR)	0,40	0,53	0,78	1,45	2,1[2]	
Mitarbeiter (ohne Lehrlinge) per Jahresende	22.755	22.955	22.918	24.613	41.490	

[1] Geschäftsjahr 2006/07 rückwirkend angepasst.

[2] Gemäß Vorschlag an die Hauptversammlung.

[3] Die BÖHLER-UDDEHOLM-Gruppe wird seit 1. Juli 2007 als Division Edelstahl der voestalpine AG (und damit im vorliegenden Konzernabschluss im Umfang von neun Monaten) konsolidiert. Im Zuge der Erstkonsolidierung wurde entsprechend den Vorschriften von IFRS 3 eine Kaufpreisallokation (Purchase Price Allocation) durchgeführt. Das bedeutet, dass alle Vermögenswerte und Schulden von BÖHLER-UDDEHOLM entsprechend ihrem Verkehrswert in die Konzernbilanz der voestalpine AG aufgenommen wurden. Ein unabhängiger Gutachter stellte dabei insbesondere beim Sachanlage- und Vorratsvermögen beträchtliche Aufwertungserfordernisse fest. Weiters wurden im Rahmen der Erstkonsolidierung immaterielle Vermögensgegenstände wie Marken, Auftragsstand, Kundenbeziehungen und Technologie aktiviert.

Auf Grund des Umschlags des Vorratsvermögens bzw. der erhöhten Abschreibung auf die genannten Vermögensgegenstände weicht der im vorliegenden Konzernabschluss des voestalpine-Konzerns ausgewiesene Ergebnisbeitrag der Division Edelstahl vom zeitgleich vorgelegten Ergebnis der BÖHLER-UDDEHOLM-Gruppe erheblich ab. In den zukünftigen Geschäftsjahren ergibt sich hingegen auf Grund des sukzessiven Wegfalls der kurzfristigen Effekte im Bereich der Vorräte und des Auftragsstandes eine kontinuierlich abnehmende Ergebnisbeeinflussung. Der freie Cashflow der Division Edelstahl wird durch diesen buchtechnischen Effekt nicht beeinflusst.

Da die Aussagekraft über die tatsächliche Entwicklung durch Anwendung der Purchase Price Allocation verzerrt wird, werden in der obigen Kennzahlentabelle auch die Pro-forma-Daten der voestalpine-Gruppe ohne Berücksichtigung der PPA und ihrer ausschließlich buchtechnischen Effekte dargestellt.

voestalpine

EINEN SCHRITT VORAUS.

82- 35027

RECEIVED
2008 JUN 12 A 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Media information

June 5, 2008

voestalpine soars to new heights in the financial year 2007/08

- **Most successful financial year ever: voestalpine Group revenues pass the EUR 10 billion mark for the first time**
- **Profit from operations (EBIT) increases by almost 50 % to EUR 1.5 billion (before ppa)**
- **Integration of BÖHLER-UDDEHOLM highly successful – synergies doubled to EUR 123 million**
- **Record crude steel production: 7.6 million tons**
- **Investment, research expenses and environmental expenses reach new record levels**
- **Proposed dividend of EUR 2.10 per share (EUR 1.45)**
- **voestalpine enjoys sustained sound business in 2008/09**

In 2007/08, which was by far the most successful financial year in its history, the voestalpine Group soared to new heights in terms of revenue, profit and employees. In addition to a further increase in revenue, operating profit rose significantly for the sixth year in a row due to improved performance in the Steel, Profilform and Automotive Divisions.

The voestalpine Group had the following key figures for financial year 2007/08:

- **Revenue** rose by 50.9% from EUR 6,943.8 million to EUR 10,481.2 million, thus exceeding the EUR 10 billion mark for the first time.
- **EBITDA** (earnings before interest, taxes, depreciation and amortization) rose by 44.9% from EUR 1,358.6 million to EUR 1,968.5 million before the pure accounting effects of the purchase price allocation (ppa) arising from the BÖHLER-UDDEHOLM AG acquisition are included, and still rose to EUR 1,836.5 million after ppa was taken into account.
- The undistorted **EBIT** (profit from operations) increased by 48.6% over the previous year from EUR 1,011.4 million to EUR 1,503.0 million. The increase drops to EUR 1,152.6 million, however, when the effects of ppa are taken into account. The **EBIT margin** of 14.3% before ppa, or 11.0% after ppa for financial year 2007/08 was below the value of 14.6% in the previous year.
- Before ppa, the **net income** (profit for the period) rose by 31.2% versus 2006/07 from EUR 764.9 million to EUR 1,003.6 million. When the pure accounting effects of BÖHLER-UDDEHOLM ppa and increased financing costs are taken into account net income for the year decreased slighly to EUR 751.9 million (2006/07: EUR 764.9 million).

voestalpine
ONE STEP AHEAD.

- Due to the financing required for the BÖHLER-UDDEHOLM acquisition above and beyond the hybrid bond, **net financial debt** increased from EUR 526.2 million to EUR 3,571.7 million. The **equity** of the voestalpine Group rose by 48.8% in 2007/08 from EUR 2,882.3 million to EUR 4,289.3 million.The **gearing ratio** (net financial liabilities as a percentage of equity) was therefore 83.3% (previous year 18.3%) at the end of financial year 2007/08.
- **Earnings per share** were EUR 4.69 for financial year 2007/08 and thus remained close to the previous year's level (EUR 4.76).
- The proposed **dividend** of EUR 2.1 is more than 44.8% higher than the previous year (EUR 1.45 per share). Based on the average stock exchange share price of EUR 52.59 during financial year 2007/08, this corresponds to a dividend yield of 4.0%.
- The voestalpine Group had 41,490 **employees** worldwide as of March 31, 2008 (not including apprentices). This corresponds to an increase of 16,877 employees (or nearly 69%) over the previous year (24,613), due mainly to the first-time consolidation of the BÖHLER-UDDEHOLM Group (Special Steel Division, 15,453 employees).

Business development of the voestalpine Group

Increase in revenue mainly due to acquisitions

voestalpine Group revenue rose by 50.9% from EUR 6,943.8 million to EUR 10,481.2 million, mainly due to acquisitions. The total increase in revenue due to acquisitions was slightly more than EUR 3.1 billion in financial year 2007/08. The most significant increase over the previous year was recorded in the Automotive Division, where revenue increased by one third. This was mainly the result of acquisitions, as well as past investments that had reached the production phase. An increase of 17.5%, mainly supported by the expansion of business activities in North and South America, also moved revenue significantly above the previous year in the Profilform Division, while revenue rose slightly more than 7% in the both the Steel and Railway Systems Divisions, primarily as a result of previous investments.

Record crude steel production exceeds 7 million tons for the first time

A total of 7.6 million tons of crude steel was produced in the voestalpine Group during financial year 2007/08. The increase of 13.4% over the previous year (6.7 million tons) was due both to the first-time inclusion of the Special Steel Division (just under 0.7 million tons), as well as a 5.9% increase in production at the Linz location (Steel Division), from 5.1 million tons to 5.4 million tons. The quantity of crude steel produced at the Donawitz location (Railway Systems Division) decreased 6.2%, from 1.6 million tons to 1.5 million tons, due to the renewal (relining) of a blast furnace in the summer of 2007.

Export ratio continues to grow

The export ratio (percentage of export revenue to total revenue) rose from 84% to 88% in financial year 2007/08. Europe remained by far the most important market, contributing a total of 80% of Group revenue. Germany and Italy remained the two largest single export markets.

Steel Division the most profitable segment

The increase from 14.8% to 17.4% in the EBIT margin of the Steel Division made this the most profitable area in the voestalpine Group in the year under review. Although the EBIT margins of 14.3% for the Railway Systems Division (previous value 16.4%) and 13.9% for the Profilform Division (2006/07: 15.0%) were somewhat lower than the values of the previous year, they nevertheless remained at a very high level. The Special Steel Division had an EBIT margin of 12.9% before PPA or 0.2% after ppa. The Automotive Division also recorded a strong increase in its EBIT margin. The increase from 5.8% to 6.4% in financial year 2007/08 not only marked the first time the division had passed the 6% mark since its formation in 2001, it also represented an excellent figure in a comparative analysis of the automotive supply industry.

First-time consolidation of newly acquired companies

In addition to the Special Steel Division, which has been consolidated since July 1, 2007, the twelve-months figures for revenue, profits and employees of the following companies were included in the consolidation for the first time in financial year 2007/08: Gutbrod Stanz- und Umformtechnik GmbH, Gutbrod Schmölln GmbH, Hügel GmbH & Co. KG and the Danke corporate group (all in Germany, Automotive Division). The two companies acquired by the Profilform Division, Sharon Custom Metal Forming Inc. (U.S.A.) and Meincol Distribuidora de Acos S.A. (Brazil), were also included in consolidation for the first time on January 1, 2008.

Rigorous pursuit of specialisation strategy

voestalpine AG's acquisition activities in financial year 2007/08 were dominated by the successful acquisition of the BÖHLER-UDDEHOLM Group and its integration as the Special Steel Division of the voestalpine Group. The acquisition formed part of the continuing rigorous pursuit of the specialization strategy adopted by the voestalpine Group in 2001. The great success of the BÖHLER-UDDEHOLM integration as the Special Steel Division of the voestalpine Group is also shown by the magnitude of the potential synergies that were identified. The target for sustained potential synergy effects gradually increased during the financial year, from an initial level of EUR 65 million to a current target of nearly twice this amount, namely, EUR 123 million per year.

voestalpine AG held 90.65% of BÖHLER-UDDEHOLM AG's voting rights as at the end of financial year 2007/08. In the meantime, in order to realize its plan to acquire all of the company's shares,

voestalpine AG had taken the steps required under the Austrian Minority Shareholder Squeeze-out Act to perform a squeeze-out of BÖHLER-UDDEHOLM AG's minority shareholders. The goal is for a resolution to this effect to be adopted during BÖHLERUDDEHOLM AG's annual general meeting on June 23, 2008.

In addition to the acquisition of BÖHLER-UDDEHOLM, the following strategically important acquisitions were also carried out in financial year 2007/08. The Profilform Division entered the South American market by acquiring a majority interest in the Brazilian company Meincol Distribuidora de Aços S.A and also acquired the North American company Sharon Custom Metal Forming Inc. The Railway Systems Division acquired a 49% interest in the Netherlands company René Prinsen Spoorwegmaterialen B.V. in the first half of the financial year, and a 51% majority interest in the Mexican switch manufacturing company DAMY Cambios de Vía,S.A. de C.V later in the financial year.

Portfolio adjustment in the Automotive Division
As part of portfolio adjustment in the Automotive Division in financial year 2007/08, the North American pressing supplier voestalpine Polynorm Inc. was sold to a British corporation in October 2007. In the 4th quarter of 2007/08, the Company began the process of selling three companies active in the manufacture of plastic automotive parts, voestalpine Polynorm van Niftrik B.V. (Netherlands), voestalpine Polynorm Plastics B.V. (Netherlands), and voestalpine Polynorm Plastics Ltd. (Great Britain). The three companies had total revenue of approximately EUR 100 million in financial year 2006/07. The decision was also made at this time to divest the French small pressing manufacturer Amstutz Levin & Cie.

A further increase in investment activity
The voestalpine Group made total investments of EUR 3,910.1 million in financial year 2007/08. Although the striking increase over the value of EUR 908 million in the previous year is primarily due to the acquisition of BÖHLER-UDDEHOLM AG, accelerated investment programs in all of the other divisions were also a major factor.

Higher research and development expenses
The voestalpine Group incurred research and development expenses of EUR 93 million in financial year 2007/08. The increase over the previous year (EUR 66 million) was primarily due to the integration of the BÖHLER-UDDEHOLM Group (Special Steel Division), which reported R&D expenses of approximately EUR 21 million for the period from July 1, 2007 to March 31, 2008. However, the considerable increase also reflects the steady increase in research and development funding provided by the voestalpine Group over many years. The research ratio (R&D expenses

divided by total revenue) of just under 1% for the year under review remained unchanged versus the previous year in spite of the disproportionate growth in revenue, as did the ratio of R&D expenses to economic value added, which remained at the previous year's level of 2.2%. A total of approximately 570 employees work on research and development throughout the Group.

Environment-related investments increased by one third

The voestalpine Group made environment-related investments of approximately EUR 61 million in Austria alone in financial year 2007/08. This increase of around one third over the previous year (EUR 47 million) was due to the fact that the figures include the Austrian BÖHLER-UDDEHOLM locations for the first time, and to major projects that were undertaken, primarily in the Steel and Railway Systems Divisions. For the same reasons, current expenses for operation and maintenance of environmental protection systems reached a new high of approximately EUR 206 million for the Austrian production companies of the voestalpine Group alone. This was approximately 9% higher than the previous year.

The new system for reducing wastewater emissions into the Danube during blast furnace operation, and commissioning of the world's most advanced exhaust gas treatment system on the sintering line are examples of the significant environmental measures taken. This innovative system reduces average emissions from the sintering facility by approximately 90%. The blast furnace plastic pellet injection system that began operation at the beginning of the financial year also represents a pioneering technological innovation. The use of specially prepared waste plastic allows a considerable reduction in fossilfuel reducing agents (such as coke, coal and heavy heating oil), thereby decreasing CO_2 emissions at the Linz location by around another 500,000 tons per year at full operation.

Evaluation for a steel plant on the Black Sea

voestalpine is currently evaluating the construction of a steel plant on the Black Sea. Of the twelve sites in Bulgaria, Romania, Turkey and Ukraine initially considered now four sites – one site in each of the four countries – are being examined in detail. The goal of the examination is to put voestalpine in a position to make a decision based on the investment costs, technical feasibility and profitability of each of the sites.

Outlook for the financial year 2008/09

The beginning of financial year 2008/09 has been somewhat mixed in terms of economic development. While the real economy in Europe is characterized by a market growth that is supported by solid, stable demand, fears of recession are growing in the U.S. China, Southeast Asia and India will remain reliable engines of global growth in coming years. The fact is that over the past twelve months the European economy has managed surprisingly well with the problems

arising from the subprime crisis in the U.S., as well as with the continued strengthening of the euro versus not only the US dollar, but a number of other currencies as well, and with the enormous increases that have taken place in commodity prices.

All currently available indicators, including the flow of orders received in previous months, indicate that this situation should continue for the balance of calendar year 2008 with no downturn in the European economy. Given the sustained favorable development of the economic environment for all five divisions of the voestalpine Group, current indications are that – in spite of the enormous increases in commodity prices and the difficulties of assessing the economic situation in the last quarter of the financial year – the Group's operating profit in 2008/09 will be of the same magnitude as in the past financial year.

The 2007/08 Annual Report is available in pdf format on our website www.voestalpine.com.

For further information please contact:
voestalpine AG
Corporate Communications
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. + 43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

voestalpine
ONE STEP AHEAD.

voestalpine Group Key Figures

In millions of euros	2003/04	2004/05	2005/06	2006/07[1]	2007/08	2007/08 pro-forma pre ppa[3]
Revenue	4,616.3	5,779.1	6,230.6	6,943.8	10,481.2	10,481.2
Profit from operations before depreciation (EBITDA)	557.9	887.7	1,079.0	1,358.6	1,836.5	1,968.5
EBITDA margin	12.1%	15.4%	17.3%	19.6%	17.5%	18.8%
Profit from operations (EBIT)	243.7	552.5	724.1	1,011.4	1,152.6	1,503.0
EBIT margin	5.3%	9.6%	11.6%	14.6%	11.0%	14.3%
Profit before tax (EBT)	201.9	497.5	674.3	976.4	979.6	1,330.0
Profit for the period from continuing operations	141.2	373.5	519.7	755.0	777.1	1,028.8
Profit for the period	130.5	323.5	525.9	764.9	751.9	1,003.6
EPS – Earnings/share (euros)	0.86	2.36	3.25	4.76	4.69	
Balance sheet total	4,659.9	5,369.2	6,158.6	6,827.5	12,601.8	
Cash flow from operating activities	576.5	550.6	860.1	970.2	1,135.8	1,135.8
Investments in tangible and intangible assets and interests	436.1	564.9	566.3	907.8	3,910.1	
Depreciation	314.2	335.2	354.9	347.2	683.9	465.5
Equity	1,853.2	2,124.7	2,547.3	2,882.3	4,289.3	
Net financial debt	635.1	683.5	376.9	526.2	3,571.7	
Net financial debt (in % of equity)	34.3%	32.2%	14.8%	18.3%	83.3%	
Return on Capital employed (ROCE)	7.8%	15.0%	21.5%	26.2%	13.4%	21.9%
Market capitalization period end	1,458.9	2,355.1	4,565.4	8,366.2	7,006.4	
Number of outstanding shares as of March 31	157,717,304	158,167,880	158,164,504	154,073,274	159,235,738	
End of period share prize (euros)	9.25	14.89	28.87	54.30	44.0	
Dividend/share (euros)	0.40	0.53	0.78	1.45	2.1[2]	
Employees excl. apprentices (end of period)	22,755	22,955	22,918	24,613	41,490	

[1] Business year 2006/07 retrospectively adjusted.

[2] As proposed to the Annual General Shareholders' Meeting.

[3] The BÖHLER-UDDEHOLM Group has been consolidated since July 1, 2007 as the Special Steel Division of voestalpine AG (thus included in the current Group's Consolidated Financial Statement for a period of nine months). In the course of the initial consolidation, a purchase price allocation (ppa) was performed in accordance with the provisions of IFRS 3. This means that all assets and liabilities of BÖHLER-UDDEHOLM have been recorded in the Consolidated Financial Statement of voestalpine AG at their fair value. An independent expert determined the need for substantial upward revaluations, particularly for tangible fixed assets and inventories. Furthermore, intangible assets, such as brands, level of orders, customer relationships, and technology, were recognized in the course of the initial consolidation.

As a result of the turnover in inventory assets and increased depreciation on the above-mentioned assets the earnings for the Special Steel Division shown in the present Consolidated Financial Statement for the voestalpine Group differ substantially from those published concurrently by the BÖHLER-UDDEHOLM Group. In contrast, a significantly smaller impact on earnings is expected in future years due to the gradual elimination of short-term effects relative to inventories and orders. Free cash flow for the Special Steel Division will not be affected by this accounting effect.

As the purchase price allocation distorts the picture regarding actual developments, the above key figures table also includes pro forma figures for the voestalpine Group excluding the ppa and effects that are shown solely for accounting purposes.

82-35027

Jahresabschluss der voestalpine AG 2007/08

voestalpine AG
www.voestalpine.com

voestalpine
ONE STEP AHEAD.

BILANZ zum 31. März 2008

AKTIVA

	31.3.2007	31.3.2008
	EUR	EUR
A. ANLAGEVERMÖGEN:		
I. Immaterielle Vermögensgegenstände		
1. Konzessionen, gewerbliche Schutzrechte und ähnliche Rechte und Vorteile sowie daraus abgeleitete Lizenzen	196.717,08	243.718,66
II. Sachanlagen		
1. Andere Anlagen, Betriebs-und Geschäftsausstattung	202.769,55	159.063,68
III. Finanzanlagen		
1. Anteile an verbundenen Unternehmen	1.487.902.744,85	4.796.008.277,78
2. Beteiligungen	7.573.468,99	9.651.109,11
3. Wertpapiere (Wertrechte) des Anlagevermögens	6.407.671,77	27.016.875,50
4. Sonstige Ausleihungen	8.453,65	6.094,17
	1.501.892.339,26	4.832.682.356,56
	1.502.291.845,89	**4.833.085.138,90**
B. UMLAUFVERMÖGEN:		
I. Forderungen und sonstige Vermögensgegenstände		
1. Forderungen aus Lieferungen und Leistungen	653,67	147,50
2. Forderungen gegenüber verbundenen Unternehmen	1.859.553.545,96	2.081.862.787,30
3. Sonstige Forderungen und Vermögensgegenstände	103.998.786,99	109.273.664,89
	1.963.552.986,62	2.191.136.599,69
II. Wertpapiere und Anteile		
1. Eigene Anteile	181.493.183,85	228.944.980,00
2. Sonstige Wertpapiere und Anteile	174.252.070,87	189.825.262,81
	355.745.254,72	418.770.242,81
III. Kassenbestand, Guthaben bei Kreditinstituten		
1. Kassenbestand	1.829,80	1.628,19
2. Guthaben bei Kreditinstituten	267.715.620,06	153.178.240,57
	267.717.449,86	153.179.868,76
	2.587.015.691,20	**2.763.086.711,26**
C. RECHNUNGSABGRENZUNGSPOSTEN:	**18.634.044,42**	**9.752.142,96**
SUMME AKTIVA	**4.107.941.581,51**	**7.605.923.993,12**

PASSIVA

	31.3.2007	31.3.2008
	EUR	EUR
A. EIGENKAPITAL:		
I. Grundkapital	287.784.423,33	298.756.264,42
II. Kapitalrücklagen		
1. Gebundene	392.442.885,35	484.249.167,38
2. Nicht gebundene	90.227.645,14	90.227.645,14
	482.670.530,49	574.476.812,52
III. Gewinnrücklagen		
1. Andere freie Rücklagen	1.223.398.206,29	1.495.925.999,09
2. Rücklagen für eigene Anteile	181.493.183,85	228.944.980,00
	1.404.891.390,14	1.724.870.979,09
IV. Bilanzgewinn	247.000.000,00	354.000.000,00
davon Gewinnvortrag	*10.457.290,97*	*12.242.280,77*
	2.422.346.343,96	**2.952.104.056,03**
B. RÜCKSTELLUNGEN:		
1. Rückstellungen für Abfertigungen	6.298.276,68	7.649.530,00
2. Rückstellungen für Pensionen	7.358.092,24	5.542.212,00
3. Rückstellungen für Urlaube und Jubiläumsgelder	2.094.191,86	2.209.632,46
4. Steuerrückstellungen	126.017.849,50	35.445.374,14
5. Sonstige Rückstellungen	47.115.218,78	58.196.146,30
	188.883.629,06	**109.042.894,90**
C. VERBINDLICHKEITEN:		
1. Wandelanleihe	223.000.000,00	71.561.000,00
2. Hybridanleihe	0,00	1.000.000.000,00
3. Verbindlichkeiten gegenüber Kreditinstituten	256.986.276,55	511.545.955,38
4. Verbindlichkeiten aus Lieferungen und Leistungen	422.404,89	1.768.844,99
5. Verbindlichkeiten gegenüber verbundenen Unternehmen	740.496.718,21	2.720.972.142,77
6. Sonstige Verbindlichkeiten	275.612.534,35	238.744.265,58
davon aus Steuern	*342.979,62*	*384.333,05*
davon im Rahmen der sozialen Sicherheit	*156.057,32*	*129.800,70*
	1.496.517.934,00	**4.544.592.208,72**
D. RECHNUNGSABGRENZUNGSPOSTEN:	**193.674,49**	**184.833,47**
SUMME PASSIVA	**4.107.941.581,51**	**7.605.923.993,12**
E. EVENTUALVERBINDLICHKEITEN	**401.299.600,41**	**2.557.342.073,94**

voestalpine AG

Gewinn- und Verlustrechnung für das Geschäftsjahr

vom 1.4.2007 bis 31.3.2008

Gesamtkostenverfahren

	GJ 2006/2007 EUR	1.4.2007 - 31.3.2008 EUR	
1. Umsatzerlöse	54.323.762,23		60.243.710,54
2. Sonstige betriebliche Erträge			
a) Erträge aus dem Abgang vom und der Zuschreibung zum Anlagevermögen mit Ausnahme der Finanzanlagen		48,50	
b) Erträge aus der Auflösung von Rückstellungen	7.748.417,42	9.496.662,85	
c) Übrige	963.195,00	519.495,78	
	8.711.612,42		10.016.207,13
3. Personalaufwand			
a) Gehälter	-36.510.511,52	-13.556.284,80	
b) Aufwendungen für Abfertigungen und Beiträge an Mitarbeitervorsorgekassen	-1.221.205,27	-1.150.837,73	
c) Aufwendungen für Altersversorgung	-500.156,34	965.654,45	
d) Aufwendungen für gesetzlich vorgeschriebene Sozialabgaben sowie vom Entgelt abhängige Abgaben und Pflichtbeiträge	-1.735.043,36	-1.906.370,30	
e) Sonstige Sozialaufwendungen	-44.246,59	-49.032,92	
	-40.011.163,08		-15.696.871,30
4. Abschreibungen			
a) Auf immaterielle Gegenstände des Anlagevermögens und Sachanlagen	-256.145,24		-215.019,62
5. Sonstige betriebliche Aufwendungen			
a) Steuern, soweit sie nicht unter Z. 15 fallen	-4.458,30	-1.276.101,16	
b) Übrige	-54.054.952,13	-63.381.272,67	
	-54.059 410,43		-64.657.373,83
6. Zwischensumme aus Z.1 bis 5 (Betriebserfolg)	**-31.291.344,10**		**-10.309.347,08**
7. Erträge aus Beteiligungen	1.291.427.702,63		859.175.720,00
(davon aus verbundenen Unternehmen)	(1.288.648.217,99)		(852.850.000,00)
8. Erträge aus anderen Wertpapieren und Ausleihungen des Finanzanlagevermögens	94.584,47		1.362.876,10
(davon aus verbundenen Unternehmen)	(0,00)		(0,00)
9. Sonstige Zinsen und ähnliche Erträge	48.490.707,07		69.293.724,28
(davon aus verbundenen Unternehmen)	(16 582.396,45)		(44.037.568,08)
10. Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens	2.627.746,99		2.936 485,01
11. Aufwendungen aus Finanzanlagen und aus Wertpapieren des Umlaufvermögens			
a) Abschreibungen	-5.667,45	-50.360.784,80	
b) Übrige	-46.456.746,10	-67.226.380,15	
	-46.462.413,55		-117.587.164,95
12. Zinsen und ähnliche Aufwendungen	-55.370.272,47		-216.239.485,51
(davon betreffend verbundene Unternehmen)	(-16.186.284,62)		(-44.037.568,08)
13. Zwischensumme aus Z.7 bis 12 (Finanzerfolg)	**1.240.808.055,14**		**598.942.154,93**
14. ERGEBNIS DER GEWÖHNLICHEN GESCHÄFTSTÄTIGKEIT	**1.209.516.711,04**		**588.632.807,85**
15. Steuern vom Einkommen und vom Ertrag	32.439.572,83		73.104.500,33
16. JAHRESÜBERSCHUSS	**1.241.956.283,87**		**661.737.308,18**
17. Auflösung von Gewinnrücklagen			
a) Andere freie Rücklagen	178.636.675,37		47.451.796,15
18. Zuweisung zu Gewinnrücklagen			
a) Rücklagen für eigene Aktien	-178.636 675,37	-47.451.796,15	
b) Andere freie Rücklagen	-1.005.413.574,84	-319.979.588,95	
	-1.184.050.250,21		-367.431.385,10
19. Gewinnvortrag aus dem Vorjahr	10.457.290,97		12.242.280,77
20. B I L A N Z G E W I N N	**247.000.000,00**		**354.000.000,00**

voestalpine AG

Anlagenspiegel zum 31.3.2008

	Entwicklung der Anschaffungs- und Herstellungskosten					Zuschreibungen	Abschreibungen	Buchwert	Buchwert	Abschreibungen
	Stand 1.4.2007 EUR	Zugänge EUR	Umbuchungen EUR	Abgänge EUR	Stand 31.03.2008 EUR	im Geschäftsjahr 2007/2008 EUR	(kumuliert) EUR	31.03.2008 EUR	31.3.2007 EUR	im Geschäftsjahr 2007/2008 EUR
I. Immaterielle Vermögensgegenstände:										
1. Konzessionen, gewerbliche Schutzrechte und ähnliche Rechte und Vorteile sowie daraus abgeleitete Lizenzen	35.100,98				35.100,98		35.100,98	0,00	0,00	
2. Software	855.454,19	219.746,79			1.075.200,98		831.482,32	243.718,66	196.717,08	172.745,21
Summe Immaterielle Vermögensgegenstände	890.555,17	219.746,79	0,00	0,00	1.110.301,96	0,00	866.583,30	243.718,66	196.717,08	172.745,21
II. Sachanlagen:										
1. Andere Anlagen, Betriebs- und Geschäftsausstattung	396.770,11	6.887,36		16.672,61	386.984,86		227.921,18	159.063,68	202.789,55	42.274,41
Summe Sachanlagen	396.770,11	6.887,36	0,00	16.672,61	386.984,86	0,00	227.921,18	159.063,68	202.789,55	42.274,41
III. Finanzanlagen:										
1. Anteile an verbundenen Unternehmen	1.487.902.744,85	4.372.562.447,06	275.000,00	1.064.731.914,13	4.796.008.277,78			4.796.008.277,78	1.487.902.744,85	
2. Beteiligungen	7.573.468,99		2.077.640,12		9.651.109,11			9.651.109,11	7.573.468,99	
3. Wertpapiere (Wertrechte) des Anlagevermögens										
a) Wertpapiere zur Deckung der Vorsorge für Pensionen	5.545.709,32	22.172.150,00			27.717.859,32		1.196.901,60	26.520.957,72	5.511.753,99	1.162.946,27
b) Sonstige Wertpapiere und Wertrechte	2.848.557,90		-2.352.640,12		495.917,78	1.952.640,12		495.917,78	895.917,78	
4. Sonstige Ausleihungen										
a) Langfristige Darlehen für Werksangehörige	8.453,65			2.359,48	6.094,17			6.094,17	8.453,65	
Summe Finanzanlagen	1.503.878.934,71	4.394.734.597,06	0,00	1.064.734.273,61	4.833.879.258,16	1.952.640,12	1.196.901,60	4.832.682.356,56	1.501.892.339,26	1.162.946,27
SUMME ANLAGEVERMÖGEN	1.505.166.259,99	4.394.961.231,21	0,00	1.064.750.946,22	4.835.376.544,98	1.952.640,12	2.291.406,08	4.833.085.138,90	1.502.291.845,89	1.377.965,89

voestalpine AG

ANHANG

A. ALLGEMEINE ANGABEN

Der Jahresabschluss der voestalpine AG für das Geschäftsjahr vom 1.4.2007 bis zum 31.3.2008 ist nach den Vorschriften des Unternehmensgesetzbuches in der geltenden Fassung aufgestellt.

Die Gewinn- und Verlustrechnung wird nach dem Gesamtkostenverfahren erstellt.

Die Gesellschaft ist das Mutterunternehmen des voestalpine-Konzerns. Der Konzernabschluss des voestalpine-Konzerns ist am Sitz der Gesellschaft in Linz erhältlich und ist auf der voestalpine Homepage www.voestalpine.com abrufbar.

B. BILANZIERUNGS- UND BEWERTUNGSGRUNDSÄTZE

Der Jahresabschluss wurde unter Beachtung der Grundsätze ordnungsmäßiger Buchführung sowie der Generalnorm des § 222 Abs. 2 UGB, ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Unternehmens zu vermitteln, aufgestellt.

Die auf den vorhergehenden Jahresabschluss angewandten Bilanzierungs- und Bewertungsgrundsätze wurden beibehalten.

C. ERLÄUTERUNGEN ZUR BILANZ

1. IMMATERIELLE VERMÖGENSGEGENSTÄNDE UND SACHANLAGEN

Die Entwicklung dieser Posten ist im einzelnen im Anlagenspiegel dargestellt.

Immaterielle Vermögensgegenstände werden zu Anschaffungskosten bewertet und nach der linearen Methode planmäßig abgeschrieben. Die verwendeten Abschreibungssätze betragen 25% bis 33,3 %.

Die Bewertung des **Sachanlagevermögens** erfolgt zu Anschaffungs- oder Herstellungskosten, vermindert um planmäßige Abschreibungen, die nach der linearen Methode ermittelt werden.

Geringwertige Vermögensgegenstände mit Anschaffungs- oder Herstellungskosten bis 400,00 EUR werden im Zugangsjahr zur Gänze abgeschrieben.

Beim abnutzbaren Sachanlagevermögen kommen bei den planmäßigen Abschreibungen folgende Sätze zur Anwendung:

	%
andere Anlagen, Betriebs- und Geschäftsausstattung	12,0-20,0

An Verpflichtungen aus der Nutzung von in der Bilanz nicht ausgewiesenen Sachanlagen ergibt sich für das Geschäftsjahr 2007/2008 ein Betrag von 158,7 Tsd. EUR (davon gegenüber verbundenen Unternehmen 147,5 Tsd. EUR), für die nächsten 5 Geschäftsjahre beläuft sich die Gesamtverpflichtung auf ca. 793,3 Tsd. EUR (davon gegenüber verbundenen Unternehmen ca. 737,6 Tsd. EUR).

2. FINANZANLAGEN

Eine detaillierte Entwicklung der Finanzanlagen ist im Anlagenspiegel dargestellt. Die Bilanzierung der **Beteiligungen** erfolgt zu Anschaffungskosten.

Beteiligungsgesellschaften der voestalpine AG (ab 20,0%):

in Tsd. EUR	Anteil am Kapital in %	Eigenkapital zum 31.3.2008	Jahres- überschuss /-fehlbetrag 2007/2008
voestalpine Stahl GmbH, Linz	100,00	1.114.139,0	441.848,1
voestalpine Automotive GmbH, Linz	100,00	360.963,9	32.288,5
voestalpine Profilform GmbH, Krems	100,00	259.658,8	131.546,8
Böhler-Uddeholm AG, Wien	90,65	751.472,1	188.968,7
voestalpine Bahnsysteme GmbH & Co. KG, Leoben	100,00	468.335,1	235.101,6
voestalpine Bahnsysteme GmbH, Linz	100,00	48,2	3,8
voestalpine Informationstechnologie GmbH, Linz	100,00	7.670,3	1.421,4
voestalpine Treasury Holding GmbH, Linz	100,00	210.224,1	10.131,9
Donauländische Bau-GmbH, Linz	100,00	934,5	25,5
Danube Equity Invest AG, Linz	71,37	24.547,8	-521,8
Danube Equity Invest Management GmbH, Linz	100,00	82,1	4,2
APK-Pensionskasse AG, Wien °)	19,11	21.336,2	2.453,9
IVM Industrieversicherungsmakler GmbH, Linz *)	50,00	1.905,6	406,2
VOEST-ALPINE Intertrading Aktiengesellschaft, Linz *)	38,50	65.547,3	40.137,4

°) Eigenkapital und Ergebnis zum 31.12.2006
*) Eigenkapital und Ergebnis zum 31.12.2007

Die im Geschäftsjahr 2007/2008 ausgewiesenen Beteiligungszugänge resultieren aus dem Erwerb von Anteilen an der Böhler-Uddeholm AG in Höhe von 3.307.830,5 Tsd. EUR.

Die Wertpapiere des Anlagevermögens werden zu Anschaffungskosten bzw. zum niedrigeren Wert am Abschlussstichtag bewertet; unter den Wertpapieren (Wertrechten) des Anlagevermögens werden Investmentfondsanteile sowie sonstige Anteilsrechte ausgewiesen.

Von den in der Bilanz ausgewiesenen Ausleihungen in Höhe von 6,1 Tsd. EUR sind 1,8 Tsd. EUR innerhalb eines Jahres fällig.

3. FORDERUNGEN UND SONSTIGE VERMÖGENSGEGENSTÄNDE

Die Aktivierung der Forderungen und Sonstigen Vermögensgegenstände erfolgt zu Anschaffungskosten. Fremdwährungsforderungen werden zum Entstehungskurs oder mit dem niedrigeren (für die Verrechnung maßgeblichen) Devisenmittelkurs am Bilanzstichtag bewertet. Kursgesicherte Forderungen werden mit dem vereinbarten Kurs angesetzt.

in Tsd. EUR	Bilanzwert 31.3.2007	Bilanzwert 31.3.2008	davon Rest-Laufzeit bis zu 1 Jahr	davon Rest-Laufzeit von mehr als 1 Jahr
Forderungen aus Lieferungen und Leistungen	0,7	0,1	0,1	0,0
Forderungen gegenüber verbundenen Unternehmen	1.859.553,5	2.081.862,8	2.036.823,4	45.039,4
Sonstige Forderungen und Vermögensgegenstände	103.998,8	109.273,7	109.273,7	0,0
	1.963.553,0	**2.191.136,6**	**2.146.097,2**	**45.039,4**

Die Forderungen der Gesellschaft gegenüber verbundenen Unternehmen bestehen aus Forderungen aus Lieferungen und Leistungen in Höhe von 501,7 Tsd. EUR, aus Forderungen aus Finanzierung und Clearing in Höhe von 1.099.468,2 Tsd. EUR, aus Forderungen aus Gewinngemeinschaften und Dividendenabfuhr in Höhe von 852.600,00 Tsd. EUR, aus Forderungen aus Steuerumlagen in Höhe von 117.714,3 Tsd. EUR und aus Sonstigen Forderungen in Höhe von 11.578,5 Tsd. EUR. Unter den Forderungen und sonstigen Vermögensgegenständen sind Erträge im Ausmaß von 1.093,0 Tsd. EUR enthalten, die erst nach dem Bilanzstichtag zahlungswirksam werden.

4. WERTPAPIERE UND ANTEILE

Die Wertpapiere des Umlaufvermögens werden dem strengen Niederstwertprinzip gem. § 207 Abs. 1 UGB entsprechend mit den Anschaffungskosten oder jenem Wert, der aus einem am Abschlussstichtag niedrigeren Börsenkurs oder Marktpreis bzw. aus dem am Abschlussstichtag beizulegenden Wert resultiert, bewertet.

Die ausgewiesenen Wertpapiere bestehen im Wesentlichen aus Anteilen am V54-Kapitalanlagefonds, aus anderen börsenotierten Aktien, Fondsanteilen und aus rückgekauften eigenen Aktien. Vom Bestand am V54-Kapitalanlagefonds sind 4.500.098 Stück verpfändet. Das entspricht einem Buchwert von 30.060,7 Tsd. EUR.

Die voestalpine AG hat im abgelaufenen Geschäftsjahr 3.797.575 Stück eigene Aktien an die Mitarbeiter bzw. die voestalpine Arbeitnehmerprivatstiftung, an Gewinner von Gewinnspielen und durch Wandlungen übertragen (siehe Ausführungen zur Mitarbeiterbeteiligung unter Pkt. 14). Der Veräußerungserlös beim Abgang der eigenen Aktien betrug 104,9 Mio. EUR (Buchverlust -67.226,4 Tsd. EUR; Buchgewinn 506,5 Tsd. EUR).

	eigene Aktien	Buchwert	Anteil am Grundkapital	Anteil am Grundkapital
	In 1.000 Stück	*In Tsd. EUR*	*%*	*In Tsd. EUR*
Stand per 31.3.2007	*4.326,7*	*181.493,2*	*2,7*	*7.860,9*
Zugänge in 2007/08	4.674,1	262.355,9	2,8	8.492,1
Abgänge in 2007/08	3.797,6	171.665,0	2,3	6.899,5
Abschreibung 2007/08		43.239,1		
Stand per 31.3.2008	*5.203,3*	*228.945,0*	*3,2*	*9.453,5*

5. AKTIVE RECHNUNGSABGRENZUNGSPOSTEN

Unter dem aktiven Rechnungsabgrenzungsposten erfolgt insbesondere der Ausweis des sich aus der Niedrigverzinslichkeit der im Geschäftsjahr 2007/2008 begebenen Wandelschuldverschreibung ergebenden Betrages (3.930,5 Tsd. EUR). Ferner wird die Abgrenzung des aus dem Geschäftsjahr 2001/2002 stammenden ersten Mitarbeiterbeteiligungsmodells entstandenen Aufwandes (247,6 Tsd. EUR) ausgewiesen. Diese wird mit dem Barwert bewertet und auf die Restarbeitsdauer von 8,83 Jahren verteilt. Per 31.3.2008 beträgt die aktive Rechnungsabgrenzung aus diesem Titel 34,0 Tsd. EUR.

6. GRUNDKAPITAL

Gemäß § 4 Abs 6 der Satzung ist der Vorstand ermächtigt, das Grundkapital der Gesellschaft um bis zu 28.778.442,33 EUR durch Ausgabe von bis zu 15.840.000 Stückaktien zu erhöhen, soweit Gläubiger der im Juli 2005 begebenen Wandelanleihe von ihrem Recht auf Wandlung in Aktien Gebrauch machen (bedingte Kapitalerhöhung).

Der Vorstand hat zwischen 2. Juli und 4. Juli 2007 von dieser Ermächtigung Gebrauch gemacht und das Grundkapital der voestalpine AG durch Ausgabe von 6.039.033 auf den Inhaber lautende Stückaktien an Gläubiger der im Juli 2005 begebenen Wandelanleihe um 3,81% erhöht.

Das Grundkapital beträgt somit zum 31. März 2008 298.756.264,42 EUR (Vorjahr 287.784.423,33 EUR) und ist in 164.439.033 Stückaktien zerlegt (Vorjahr 158.400.000 Stückaktien).

Der Vorstand ist gemäß § 4 Abs. 2 der Satzung bis 30. Juni 2010 ermächtigt, das Grundkapital der Gesellschaft durch Ausgabe von bis zu 31.680.000 auf den Inhaber lautende Stück Stückaktien gegen Bareinzahlung oder Sacheinlage, in letzterem Fall insbesondere durch Einbringung von Beteiligungen, Unternehmen, Betrieben und Betriebsteilen, und auch unter teilweisem oder gänzlichem Ausschluss des Bezugsrechtes der Aktionäre, zu erhöhen. Ferner ist der Vorstand gemäß § 4 Abs. 2 der Satzung bis 30. Juni 2010 ermächtigt, das Grundkapital der Gesellschaft um bis zu 57.556.884,66 EUR durch Ausgabe von bis zu 15.840.000

auf den Inhaber lautende Stück Stückaktien an Arbeitnehmer, leitende Angestellte und Mitglieder des Vorstands der Gesellschaft im Rahmen eines Mitarbeiterbeteiligunsprogramms oder eines Aktienoptionsprogramms unter Ausschluss des Bezugsrechts der Aktionäre um weitere bis zu 28.778.442,33 EUR zu erhöhen.

In der Hauptversammlung vom 4. Juli 2007 wurde der Vorstand für die Dauer von 18 Monaten zum Erwerb von eigenen Aktien in Höhe von bis zu 10% des Grundkapitals ermächtigt. Der Rückkaufspreis darf maximal 20% unter und maximal 10% über dem durchschnittlichen Börsekurs der dem Rückerwerb vorhergehenden 3 Börsetage liegen. Mit Beschluss vom 11. Dezember 2007 hat der Vorstand beschlossen, von dieser Ermächtigung beginnend mit 2. Jänner 2008 Gebrauch zu machen.

7. GEWINNRÜCKLAGEN

Im Geschäftsjahr 2007/2008 wurden 47.451,8 Tsd. EUR aufgelöst und 367.431,4 Tsd. EUR in die freien Gewinnrücklagen eingestellt.
Die Rücklagen für eigene Aktien stehen den auf der Aktivseite ausgewiesenen eigenen Aktien in gleicher Höhe gegenüber. Die Zuführung bei den Rücklagen für eigene Aktien ergibt sich durch die Erhöhung des Bestandes an eigenen Aktien in Höhe von 47.451,8 Tsd. EUR (siehe Pkt. 4 Wertpapiere und Anteile).

8. RÜCKSTELLUNGEN

Die Rückstellungen für Abfertigungen wurden wie im Vorjahr nach IAS 19 gebildet.

Die Rückstellung wird mit dem Barwert der erworbenen Abfertigungsansprüche unter Verwendung der Projected Unit Credit Methode bewertet. Die Rückstellung zum Bilanzstichtag beträgt 7.649,5 Tsd. EUR.

Die Rückstellungen für Pensionen wurden wie in den Vorjahren gem. IAS 19 mit dem Barwert der erworbenen Pensionsansprüche bewertet. Von diesem Barwert wird das Pensionskapital abgezogen. Diese Nettoverpflichtung wird als Rückstellung für Pensionen ausgewiesen. Die Rückstellung zum Bilanzstichtag beträgt 5.542,2 Tsd. EUR.

Die Rückstellungen für Jubiläumsgelder wurden wie im Vorjahr nach IAS 19 gebildet. Die Jubiläumsgeldrückstellung wurde mit dem Barwert der erworbenen Anwartschaften bewertet. Der Bilanzwert beträgt 1.224,5 Tsd. EUR.

Die versicherungsmathematischen Berechnungen für Abfertigungs- Pensions- und Jubiläumsgeldrückstellungen erfolgen mit einem Zinssatz von 5,25% (Vorjahr 4,75%), Bezugserhöhungen von 3,5% (Vorjahr 3,5%) bzw. Pensionserhöhungen von 2,5% (Vorjahr 2,5%). Es kommen die Rechnungsgrundlagen von Heubeck sowie die Pensionsantrittsalter lt. APG 2004 zur Anwendung.

Die Sonstigen Rückstellungen beinhalten Vorsorgen für sonstige Personalaufwendungen (insbesondere Rückstellung für Stock Option Programm in Höhe von 14.659,1 Tsd. EUR), für Prüfungs- und Bilanzveröffentlichungskosten sowie für drohende Verluste.

9. VERBINDLICHKEITEN

Die **Verbindlichkeiten** werden mit ihrem Rückzahlungsbetrag angesetzt. Fremdwährungsverbindlichkeiten werden mit dem Entstehungskurs oder mit dem höheren (für die Verrechnung maßgeblichen) Devisenmittelkurs des Bilanzstichtages bewertet. Kursgesicherte Verbindlichkeiten werden mit dem vereinbarten Kurs angesetzt.

in Tsd. EUR	Bilanzwert 31.3.2007	Bilanzwert 31.3.2008	Restlaufzeit bis zu 1 Jahr	Restlaufzeit von mehr als 1 Jahr	Restlaufzeit von mehr als 5 Jahren
Wandelanleihe	223.000,0	71.561,0	0,0	71.561,0	0,0
Hybridanleihe	0,0	1.000.000,0	0,0	0,0	1.000.000,0
Verbindlichkeiten gegenüber Kreditinstituten	256.986,3	511.546,0	132.546,1	378.999,9	0,0
Verbindlichkeiten aus Lieferungen und Leistungen	422,4	1.768,8	1.768,8	0,0	0,0
Verbindlichkeiten gegenüber verbundenen Unternehmen	740.496,7	2.720.972,1	2.720.972,1	0,0	0,0
Sonstige Verbindlichkeiten	275.612,5	238.744,3	238.744,3	0,0	0,0
	1.496.517,9	**4.544.592,2**	**3.094.031,3**	**450.560,9**	**1.000.000,0**

Die Verbindlichkeiten gegenüber verbundenen Unternehmen setzen sich zusammen aus Verbindlichkeiten aus Lieferungen und Leistungen in Höhe von 24.080,0 Tsd. EUR, aus Verbindlichkeiten aus Finanzierung und Clearing in Höhe von 2.613.922,1 Tsd. EUR, aus Verbindlichkeiten aus Steuerumlagen in Höhe von 18.807,5 Tsd. EUR und aus Sonstigen Verbindlichkeiten in Höhe von 64.162,5 Tsd. EUR. Die Sonstigen Verbindlichkeiten beinhalten Aufwendungen in Höhe von 29.904,7 Tsd. EUR, die erst nach dem Bilanzstichtag zahlungswirksam werden.

Im Geschäftsjahr 2007/2008 erfolgten bei der Wandelanleihe acht Wandlungen. Am 18.6.2007 wurden 500 Stück (Nominale 500,0 Tsd. EUR), am 25.06.2007 33.907 Stück (Nominale 33.907,0 Tsd. EUR), am 29.6.2007 3.050 Stück (Nominale 3.050,0 Tsd. EUR), am 2.7.2007 40.057 Stück (Nominale 40.057,0 Tsd. EUR), am 3.7.2007 33.675 Stück (Nominale 33.675,0 Tsd. EUR), am 4.7.2007 39.500 Stück (Nominale 39.500,0 Tsd. EUR), am 18.9.2007 250 Stück (Nominale 250,0 Tsd.) und am 11.10.2007 500 Stück (Nominale 500,0 Tsd. EUR) gewandelt. Per 31.3.2008 beträgt der Stand der Wandelanleihe 71.561 Stück (Nominale 71.561,0 Tsd. EUR).

Die voestalpine AG hat am 16. Oktober 2007 eine gegenüber allen sonstigen Gläubigern nachrangige, unbefristete Anleihe (Hybridanleihe) im Umfang von 1.000.000,0 Tsd. EUR begeben. Der Kupon beträgt 7,125%, welcher bei Entfall der Dividende ausgesetzt werden kann. Nach sieben Jahren Laufzeit hat die voestalpine AG, nicht aber die Gläubiger, erstmalig die Möglichkeit zur Tilgung der

Anleihe oder der Fortsetzung zu einem höheren, aber variablen Zinssatz (3-Monats-EURIBOR plus 5,05%).

10. EVENTUALVERBINDLICHKEITEN

in Tsd. EUR	31.3.2007	31.3.2008	hievon gegenüber verbundenen Unternehmen
Bürgschaften, Haftungen	4.461,0	3.820,2	3.820,2
Garantien	194.224,6	2.343.190,6	2.343.190,6
Wechselobligo	201.251,9	208.562,6	208.562,6
Patronatserklärungen	1.362,1	1.768,7	1.768,7
	401.299,6	**2.557.342,1**	**2.557.342,1**

D. ERLÄUTERUNGEN ZUR GEWINN- UND VERLUSTRECHNUNG

11. UMSATZERLÖSE

Die Umsatzerlöse betreffen in erster Linie von Konzernunternehmen für erbrachte Leistungen erhaltene Konzernumlagen in Höhe von 58.002,8 Tsd. EUR, Weiterverrechnungen von Leistungen der Gesellschaft an Konzerngesellschaften in Höhe von 1.937,6 Tsd. EUR und an Dritte in Höhe von 303,3 Tsd. EUR.

12. SONSTIGE BETRIEBLICHE ERTRÄGE

in Tsd. EUR	2006/2007	2007/2008
Erträge aus der Auflösung von Rückstellungen	7.748,4	9.496,7
Übrige sonstige betriebliche Erträge	963,2	519,5
	8.711,6	10.016,2

Die übrigen sonstigen betrieblichen Erträge enthalten im Wesentlichen Kostenerstattungen und die Auflösung einer Wertberichtigung.

13. PERSONALAUFWAND

In der Abschlussperiode waren durchschnittlich 76 (Vorjahr: 74) Angestellte in der Gesellschaft beschäftigt. Die Aufwendungen für Abfertigungen und Altersversorgung gliedern sich wie folgt:

in Tsd. EUR	Abfertigungen	Alters-versorgung
Vorstand:		
- Dotierung/Verbrauch Rückstellung	769,9	-792,8
- Zahlungen	0,0	0,0
Sonstige Arbeitnehmer:		
- Zahlungen	0,0	0,0
- Dotierung/Verbrauch Rückstellung	361,4	-285,2
- Beiträge MVK	20,1	0,0
- Konzernale Überrechnungen	-0,6	0,0
- AG-Beitrag zur Pensionskasse		112,4
- Verwaltungskosten Pensionskasse		0,0
Summe	**1.150,8**	**-965,6**
Zinskomponente	290,3	825,7
davon Vorstand	197,5	597,9
davon sonstige Arbeitnehmer	92,8	227,8

Neben dem im Geschäftsjahr 2001/2002 umgesetzten Mitarbeiterbeteiligungsmodell, im Zuge dessen den Mitarbeitern, als Gegenleistung für einen Lohn- und Gehaltsverzicht im Ausmaß von einem Prozent, Aktien der voestalpine AG übertragen wurden (auf Basis einer barwertmäßigen Berechnung; Details siehe Anhang 2001/2002) wurde im Geschäftsjahr 2002/2003 ein weiteres Mitarbeiter-beteiligungsmodell umgesetzt.
Das Mitarbeiterbeteiligungsmodell 2002/2003 basiert auf einer im Zuge der kollektivvertraglichen Lohn- und Gehaltserhöhung zum 1. November 2002 vereinbarten Öffnungsklausel. In deren Rahmen wurden 0,5% der für die Ist-Erhöhung erforderlichen Lohn- und Gehaltssumme für Zwecke einer Beteiligung der Mitarbeiter an der voestalpine AG verwendet. Die tatsächliche Höhe ergibt sich aus dem monatlich ermittelten Lohn- und Gehaltsverzicht auf Basis zum 1. November 2002 unter Anwendung einer jährlichen Erhöhung um 3,5%.
Zur Umsetzung des Modells wurde am 24. März 2003 eine Betriebsvereinbarung zur Erweiterung der Mitarbeiterbeteiligung zwischen dem Betriebsrat und der Gesellschaft abgeschlossen. Die den Mitarbeitern zustehenden Aktien wurden von

der voestalpine - Arbeitnehmer-Privatstiftung erworben und werden von dieser entsprechend dem Lohn- und Gehaltsverzicht der Mitarbeiter an diese übertragen.
Das Mitarbeiterbeteiligungsmodell 2003 basiert auf einer im Zuge der kollektivvertraglichen Lohn- und Gehaltserhöhung zum 1. November 2003 vereinbarten Öffnungsklausel. In deren Rahmen wurden 0,5% der für die Ist-Erhöhung erforderlichen Lohn- und Gehaltssumme für Zwecke einer Beteiligung der Mitarbeiter an der voestalpine AG verwendet. Die tatsächliche Höhe ergibt sich aus dem monatlich ermittelten Lohn- und Gehaltsverzicht auf Basis zum 1. November 2003 unter Anwendung einer jährlichen Erhöhung um 3,5%.
Zur Umsetzung des Modells wurde am 18. Dezember 2003 eine Betriebsvereinbarung zur Erweiterung der Mitarbeiterbeteiligung zwischen dem Betriebsrat und der Gesellschaft abgeschlossen. Die den Mitarbeitern zustehenden Aktien wurden von der voestalpine - Arbeitnehmer-Privatstiftung erworben und werden von dieser entsprechend dem Lohn- und Gehaltsverzicht der Mitarbeiter an diese übertragen.
Im Geschäftsjahr 2005/2006 wurde ein weiteres Mitarbeiterbeteiligungsmodell umgesetzt. Das Mitarbeiterbeteiligungsmodell 2005/2006 basiert auf einer im Zuge der kollektivvertraglichen Lohn- und Gehaltserhöhung zum 1. November 2005 vereinbarten Öffnungsklausel. In deren Rahmen wurden 0,5% der für die Ist-Erhöhung zum 1. November 2005 erforderlichen Lohn- und Gehaltssumme für Zwecke einer kapitalmäßigen Beteiligung der Mitarbeiter an der voestalpine AG verwendet. Die tatsächliche Höhe ergibt sich aus dem monatlich ermittelten Lohn- und Gehaltsverzicht auf Basis zum 1. November 2005 unter Anwendung einer jährlichen Erhöhung um 3,5%.
Zur Umsetzung des Modells wurde am 27. April 2006 eine Betriebsvereinbarung zur Erweiterung der Mitarbeiterbeteiligung zwischen dem Betriebsrat und der Gesellschaft abgeschlossen. Die den Mitarbeitern zustehenden Aktien wurden von der voestalpine - Arbeitnehmer-Privatstiftung erworben und werden von dieser entsprechend dem Lohn- und Gehaltsverzicht der Mitarbeiter an diese übertragen.
Im Geschäftsjahr 2007/2008 wurde ein weiteres Mitarbeiterbeteiligungsmodell umgesetzt. Das Mitarbeiterbeteiligungsmodell 2007/2008 basiert auf einer im Zuge der kollektivvertraglichen Lohn- und Gehaltserhöhung zum 1. November 2007 vereinbarten Öffnungsklausel. In deren Rahmen wurden 0,3% der für die Ist-Erhöhung zum 1. November 2007 erforderlichen Lohn- und Gehaltssumme für Zwecke eine kapitalmäßigen Beteiligung der Mitarbeiter an der voestalpine AG verwendet. Die tatsächliche Höhe ergibt sich aus dem monatlich ermittelten Lohn- und Gehaltsverzicht auf Basis zum 1. November 2007 unter Anwendung einer jährlichen Erhöhung um 3,5%.
Zur Umsetzung des Modells wurde am 21. Dezember 2007 eine Betriebsvereinbarung zur Erweiterung der Mitarbeiterbeteiligung zwischen dem Betriebsrat und der Gesellschaft abgeschlossen. Die den Mitarbeitern zustehenden Aktien wurden von der voestalpine – Arbeitnehmer-Privatstiftung erworben und werden von dieser entsprechend dem Lohn- und Gehaltsverzicht der Mitarbeiter an diese übertragen.

Insgesamt halten die Mitarbeiter (bzw. die voestalpine – Arbeitnehmer-Privatstiftung treuhändig für die Mitarbeiter) zum Bilanzstichtag 31.3.2008 rd. 10,8% der Aktien der voestalpine AG.

In der Hauptversammlung vom 5. Juli 2006 wurde ein neues Stock Option Programm beschlossen. Im Geschäftsjahr 2006/2007 wurden fünf Mitgliedern des Vorstandes 900.000 Optionen und für Führungskräfte in Schlüsselpositionen der voestalpine AG 201.360 Optionen eingeräumt. Diese Optionen können jederzeit – unter Einhaltung der Emittenten-Compliance-Verordnung - zwischen dem 1. Juli 2008 und dem 30. Juni 2011 ausgeübt werden, wenn der Teilnehmer in einem

aufrechten Organverhältnis oder in einem aufrechten Angestelltenverhältnis zur voestalpine AG oder einer Konzerngesellschaft steht. Die Optionen und Rechte zur Ausübung der Optionen sind nicht übertragbar. Jede Option ermächtigt den Inhaber nach Erfüllung der Ausübungsbedingungen zum Bezug einer voestalpine Aktie. Die voestalpine AG beabsichtigte zum Zusagezeitpunkt die Gegenleistung in Aktien zu erbringen, ohne Wahlrecht für den Stock Option Inhaber. Inzwischen wurde vom Vorstand der voestalpine AG beschlossen, dem Stock Option Inhaber das Recht auf eine Barabfindung einzuräumen.

Liegt der Börseschlusskurs der voestalpine Aktie am Tag der Optionsausübung zumindest 15% über dem Ausübungspreis, kann jeder Stock Option Programm Teilnehmer 50% seiner Optionen ausüben. Der Ausübungspreis beträgt 29,78 EUR und berechnet sich aus dem Durchschnitt der Börseschlusskurse, die sich im Zeitraum vom 1. August 2006 bis 30. September 2006 ergaben.

50% der Optionen sind ausübbar, wenn der Börseschlusskurs der voestalpine-Aktie am Ausübungstag über dem Dow-Jones EUROSTOXX 600 liegt, wobei Ausgangspunkt für die Berechnung der relativen Performance der 1. Juli 2006 ist.

Der Optionswert wird mit einem anerkannten Optionsbewertungsmodell durch einen unabhängigen Gutachter ermittelt. Dieser beträgt per 31.3.2008 13,31 EUR.

14. Übrige sonstige betriebliche Aufwendungen

In den übrigen sonstigen betrieblichen Aufwendungen sind unter anderem folgende wesentliche Posten enthalten: Honoraraufwendungen für Konsulenten und Gutachter, sonstige fremde Dienstleistungen, Werbeaufwendungen, Beiträge an sonstige Verbände und Vereine, Aufwendungen für unternehmensfremde Arbeitskräfte, Mieten und Pachten und Reise- und Werbeaufwendungen.

15. Erträge aus Beteiligungen

Die Beteiligungserträge betragen 859,2 Mio. EUR (davon 852,9 Mio. EUR aus verbundenen Unternehmen).

16. Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens

Die Erträge aus dem Abgang von Wertpapieren des Umlaufvermögens in Höhe von 983,8 Tsd. EUR stammen aus der Veräußerung von eigenen Aktien in Höhe von 506,5 Tsd. EUR und aus der Veräußerung von Anteilen am V54-Kapitalanlagefonds in Höhe von 477,3 Tsd. EUR. Weiters erfolgte eine Zuschreibung der APK Pensionskasse AG in Höhe von 1.952,6 Tsd. EUR. Die Zuschreibung ist nicht ausschüttungsfähig und findet in der Dotierung der Gewinnrücklage Deckung.

17. Aufwendungen aus Finanzanlagen und aus Wertpapieren des Umlaufvermögens

Diese Position enthält Abwertungsbeträge für sonstige Wertpapiere des Umlaufvermögens und Verluste aus dem Abgang von eigenen Aktien (67.226,4 Tsd. EUR).

18. ZINSERTRÄGE, ZINSEN UND ÄHNLICHE AUFWENDUNGEN

Der Saldo aus „Sonstigen Zinsen und ähnlichen Erträgen" und "Zinsen und ähnliche Aufwendungen" ergibt für das Geschäftsjahr 2007/2008 einen Aufwand in Höhe von 146.945,8 Tsd. EUR. Die Zinserträge bestehen großteils aus Zinsen aus Wertpapieren des Umlaufvermögens, aus Darlehenszinsen von verbundenen Unternehmen und aus Swapzinsen. Die Zinsaufwendungen beinhalten Zinsen von verbundenen Unternehmen, Swapzinsen und sonstige Aufwandszinsen. Die in den Zuweisungen zu den Rückstellungen für Abfertigungen (290,3 Tsd. EUR), Pensionen (825,7 Tsd. EUR) und Jubiläumsgelder (52,5 Tsd. EUR) enthaltenen Zinskomponenten sind analog zum Vorjahr ebenfalls im Zinsaufwand enthalten.

19. STEUERN VOM EINKOMMEN UND VOM ERTRAG

Die voestalpine AG ist Gruppenträger der Unternehmensgruppe gemäß § 9 KStG, welche insbesondere die wesentlichen inländischen Konzerngesellschaften als Gruppenmitglieder umfasst. Der Gruppenträger hat die Körperschaftsteuer für die Unternehmensgruppe an das zuständige Finanzamt zu leisten. Zwischen dem Gruppenmitglied und dem Gruppenträger besteht eine Regelung über den Steuerausgleich. Danach hat das Gruppenmitglied im Falle eines positiven Ergebnisses eine Steuerumlage an den Gruppenträger zu entrichten. Im Falle eines Verlustes eines Gruppenmitgliedes hat der Gruppenträger eine Steuerumlage an das Gruppenmitglied zu leisten.

Der Posten Steuern vom Einkommen und Ertrag setzt sich wie folgt zusammen:

in EUR	31.03.2007	31.03.2008
Körperschaftsteuer aus der Gruppenbesteuerung	116.863.784,57	51.911.899,70
Steuerumlagen der Gruppenmitglieder	-154.438.823,20	-135.710.835,22
Steuerumlagen an Gruppenmitglieder	5.135.465,80	2.032.495,65
Steuerumlagen Vorjahre	0,00	333.336,52
Körperschaftsteuer für Vorperioden	0,00	8.328.603,02
Summe	-32.439.572,83	-73.104.500,33

Auf die Aktivierung latenter Steuern wurde gem. § 198 Abs. 10 UGB verzichtet. Der aktivierbare Betrag weist eine Höhe von 4,4 Mio. EUR auf. Quasi-permanente Differenzen sind in Höhe von 1,7 Mio. EUR enthalten.

E. SONSTIGE FINANZIELLE VERPFLICHTUNGEN

In den sonstigen Rückstellungen sind Vorsorgen für Devisentermingeschäfte in Höhe von 38.713,6 Tsd. EUR aufgrund von Marktwertveränderungen enthalten. Die Bewertung erfolgt nach der „marked to market-Methode". Es wird das Ergebnis rückgestellt, das bei Glattstellung des Sicherungsgeschäftes am Bilanzstichtag realisiert werden würde. Die verwendeten Marktdaten sind, wenn vorhanden Fixings (EZB, EURIBOR, Swapfixing) ansonsten Contributor wie beispielsweise Tullet & Tokyo Liberty.

Umfang der derivativen Finanzinstrumente und Fair Value in Summe zum Bilanzstichtag sind in folgender Tabelle dargestellt:

Bestand an Derivaten

	Nominale (in Mio. EUR)	Fair Value (in Mio. EUR)	Laufzeit
Devisentermingeschäfte (inkl. Devisenswap)	1.349,2	-10,3	100%< 1Jahr
Devisenoptionen	13,5	-0,4	100%< 1Jahr
Zinsoptionen	319,2	1,9	100%< 1Jahr
Zinsenswap	869,3	-1,6	100%<= 5 Jahre
Commodity Swap	230,0	0,0	100%< 1Jahr
Summe	2.781,2	-10,3	

F. SONSTIGE ANGABEN

Als **Vorstandsmitglieder** der Gesellschaft waren im Geschäftsjahr 2007/2008 folgende Herren bestellt:

Dr. Wolfgang Eder, Vorsitzender
DI Franz Hirschmanner, Mitglied
DI Josef Mülner, Mitglied
Mag. DI Robert Ottel, Mitglied
Mag. Wolfgang Spreitzer, Mitglied
Dr. Claus J. Raidl, Mitglied (seit 27.9.2007)

Die Bezüge für aktive Mitglieder des Vorstandes betrugen für das Geschäftsjahr 2007/2008 8,6 Mio. EUR (fixe Bezüge 2,9 Mio. EUR, variable Bezüge 5,7 Mio. EUR). Ein Vorstandsmitglied erhält die Bezüge von einem verbundenen Unternehmen.

Dem **Aufsichtsrat** gehörten in der Berichtsperiode folgende Mitglieder an:

Rechtsanwalt Dr. Joachim LEMPPENAU, Vorsitzender
GD KR Mag. Dr. Ludwig SCHARINGER, 1. stv. Vorsitzender
Univ.-Prof. Dr. Ewald NOWOTNY, Mitglied
Öffentl. Notar Dr. Stefan KRALIK, Mitglied
Dr. Franz GASSELSBERGER, Mitglied
Dr. Josef KRENNER, Mitglied
Dr. Michael KUTSCHERA, Mitglied
Dr. Franz LAUER, Mitglied (bis 4.7.2007)
Mag. Dr. Josef PEISCHER, Mitglied
DI Dr. Michael SCHWARZKOPF, Mitglied
Dr. Hans-Peter HAGEN, Mitglied (seit 4.7.2007)

BRV Josef GRITZ, Mitglied
BRV Johann HEILIGENBRUNNER, Mitglied
Josef Kronister, Mitglied (bis 31.12.2007)
Abg.z.Landtag Ang.BRV Ing. Fritz SULZBACHER, Mitglied
Arb.BRV Hans-Karl SCHALLER, Mitglied
Johann PRETTENHOFER, Mitglied (seit 1.1.2008)

In der Hauptversammlung der Gesellschaft am 5. Juli 2006 wurde beschlossen, die bereits für das Geschäftsjahr 2004/2005 angewandte Regelung für die Vergütung der Aufsichtsratsmitglieder in die Satzung der Gesellschaft aufzunehmen. Gemäß § 15 der Satzung erhalten die Aufsichtsratsmitglieder demnach als Vergütung einen Betrag von 1 Promille des Jahresüberschusses gemäß festgestelltem Konzern-Jahresabschluss. Die Aufteilung des Gesamtbetrages erfolgt unter Zugrundelegung eines Aufteilungsschlüssels von 100% für den Vorsitzenden, 75% für die stellvertretenden Vorsitzenden und 50% für alle anderen Mitglieder, wobei dem Vorsitzenden jedenfalls eine Mindestvergütung von 20.000,00 EUR, dem stellvertretenden Vorsitzenden eine Mindestvergütung von 15.000,00 EUR und allen anderen Mitgliedern des Aufsichtsrates eine Mindestvergütung von 10.000,00 EUR zustehen. Begrenzt ist die Aufsichtsratsvergütung mit dem Vierfachen der genannten Beträge. Das Sitzungsgeld beträgt 500,00 EUR pro Sitzung.

Die jährliche Vergütung der Mitglieder des Aufsichtsrates ist somit abschließend in der Satzung festgelegt. Eine Beschlussfassung in der Hauptversammlung ist nicht mehr erforderlich.
Die im Geschäftsjahr 2007/2008 ausbezahlten Aufsichtsratsvergütungen betragen 478,5 Tsd. EUR. An Mitglieder des Aufsichtsrates der voestalpine AG wurden keine Vorschüsse oder Kredite gewährt.

Der Jahresabschluss der voestalpine AG wird samt den zugehörigen Unterlagen beim Firmenbuch des Handelsgerichtes Linz unter der Firmenbuchnummer FN 66209 t eingereicht.

ERGEBNISVERWENDUNG

Das Geschäftsjahr 2007/2008 schließt mit einem Bilanzgewinn von 354.000.000,00 EUR. Es wird vorgeschlagen, eine Dividende von 2,10 EUR je dividendenberechtigter Aktie an die Aktionäre auszuschütten und den verbleibenden Betrag auf neue Rechnung vorzutragen.

Erklärung des Vorstandes gem. § 82 (4) Z3 BörseG

Der Vorstand der voestalpine AG bestätigt nach bestem Wissen, dass der im Einklang mit den maßgebenden Rechnungslegungsstandards aufgestellte Jahresabschluss der voestalpine AG ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Unternehmens vermittelt und dass der Lagebericht den Geschäftsverlauf, das Geschäftsergebnis und die Lage des Unternehmens so darstellt, dass ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage entsteht, und dass der Lagebericht die wesentlichen Risiken und Ungewissheiten beschreibt, denen das Unternehmen ausgesetzt ist.

Linz, am 19. Mai 2008

Der Vorstand

Wolfgang Eder | Franz Hirschmanner | Josef Mülner

Robert Ottel | Claus J. Raidl | Wolfgang Spreitzer

Bestätigungsvermerk gemäß § 274 UGB

Wir haben den Jahresabschluss der **voestalpine AG, Linz**, für das Geschäftsjahr vom 1.4.2007 bis 31.3.2008 unter Einbeziehung der Buchführung geprüft. Die Buchführung, die Aufstellung und der Inhalt dieses Jahresabschlusses sowie des Lageberichtes in Übereinstimmung mit den österreichischen unternehmensrechtlichen Vorschriften liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Verantwortung besteht in der Abgabe eines Prüfungsurteils zu diesem Jahresabschluss auf der Grundlage unserer Prüfung und einer Aussage, ob der Lagebericht in Einklang mit dem Jahresabschluss steht.

Wir haben unsere Prüfung unter Beachtung der in Österreich geltenden gesetzlichen Vorschriften und Grundsätze ordnungsgemäßer Abschlussprüfung sowie unter ergänzender Beachtung der International Standards on Auditing (ISA) durchgeführt. Diese Grundsätze erfordern, die Prüfung so zu planen und durchzuführen, dass ein hinreichend sicheres Urteil darüber abgegeben werden kann, ob der Jahresabschluss frei von wesentlichen Fehldarstellungen ist, und eine Aussage getroffen werden kann, ob der Lagebericht mit dem Jahresabschluss in Einklang steht. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Unternehmens sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für Beträge und sonstige Angaben in der Buchführung und im Jahresabschluss überwiegend auf Basis von Stichproben beurteilt. Die Prüfung umfasst ferner die Beurteilung der angewandten Rechnungslegungsgrundsätze und der von den gesetzlichen Vertretern vorgenommenen, wesentlichen Schätzungen sowie eine Würdigung der Gesamtaussage des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unser Prüfungsurteil darstellt.

Unsere Prüfung hat zu keinen Einwendungen geführt. Auf Grund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Jahresabschluss nach unserer Beurteilung den gesetzlichen Vorschriften und vermittelt ein möglichst getreues Bild der Vermögens- und Finanzlage des Unternehmens zum 31.3.2008 sowie der Ertragslage des Unternehmens für das Geschäftsjahr vom 1.4.2007 bis 31.3.2008 in Übereinstimmung mit den österreichischen Grundsätzen ordnungsmäßiger Buchführung. Der Lagebericht steht in Einklang mit dem Jahresabschluss.

Wien, am 19. Mai 2008

Grant Thornton
Wirtschaftsprüfungs- und Steuerberatungs-GmbH

GrantThornton Wirtschafts- prüfungs- und Steuer- beratungs-GmbH Wien, Auhofstraße

Mag. Josef Töglhofer   MMag. Dr. Sascha Berkovec
Wirtschaftsprüfer und Steuerberater

82- 35027

voestalpine

EINEN SCHRITT VORAUS.

voestalpine AG

Notice according to§75a of the Austrian Stock Exchange Act for the financial year 01.04.2007 to 31.03.2008

News	Date	Publication
Ad hoc news according to § 48d of the Austrian Stock Exchange Act	11.04.2007 - voestalpine AG / Mergers - Acquisitions - Takeovers / voestalpine announces signing of Share Purchase of 20.95 % of Böhler-Uddeholm AG 13.04.2007 - voestalpine board: no rights issue for Böhler-Uddeholm takeover 16.04.2007 - voestalpine AG / Mergers - Acquisitions - Takeovers / voestalpine: Takeover offer for BÖHLER-UDDEHOLM AG notified to the Takeover Commission 25.04.2007 - voestalpine AG / Mergers - Acquisitions - Takeovers / voestalpine publishes takeover offer for BÖHLER-UDDEHOLM AG on April 26, 2007 18.05.2007 - voestalpine AG / Mergers - Acquisitions - Takeovers / voestalpine increases takeover offer for BÖHLER-UDDEHOLM AG from EUR 69.00 to EUR 73.00; acceptance period extended until June 4, 2007 05.06.2007 - voestalpine AG / Mergers - Acquisitions - Takeovers / voestalpine successful in takeover offer for Boehler-Uddeholm; preliminary result available	euro ad hoc (thus amongst others at Homepage of Vienna Stock Exchange)/Homepage voestalpine AG Financial Statement also in the Official Gazette "Amtsblatt zur Wiener Zeitung" (see 06.07.2007)

	05.06.2007 - voestalpine AG / Mergers - Acquisitions - Takeovers / voestalpine successful in takeover offer for Boehler-Uddeholm; final result available; still waiting for merger control approval 06.06.2007 - voestalpine — operating result 2006/07 for the first time over EUR 1 billion, dividend nearly doubled 19.06.2007 - BOEHLER-UDDHOLM AG: takeover offer by voestalpine AG unconditional – purchase price payable on 22 June 2007 - voestalpine AG rules out further increase in offer price - Early payment for shareholders that still accept the takeover offer by 5 July 2007 02.07.2007 - voestalpine AG / Mergers - Acquisitions - Takeovers / voestalpine confirms no increase of bid price for Böhler-Uddeholm 08.08.2007 - voestalpine again posts record figures – the operating result rises by more than 45% in the first quarter of 2007/08 07.09.2007 - voestalpine AG reaches 79.2 % in Böhler-Uddeholm AG 16.10.2007 - voestalpine AG successfully launches hybrid bond 13.11.2007 - voestalpine reports most successful mid year	

voestalpine

EINEN SCHRITT VORAUS.

	25.02.2008 - voestalpine – heading to new records after three quarters 25.03.2008 - voestalpine AG / Mergers - Acquisitions - Takeovers / Böhler-Uddeholm AG; 90% voting threshold passed	
Invitation to the Annual General Meeting 2007	12.06.2007	Official Gazette "Amtsblatt zur Wiener Zeitung" /Homepage voestalpine AG
Notification of dividends	04.07.2007	Homepage voestalpine AG; APA, Bloomberg, Reuters
Notification of authorisation of the Management Board of voestalpine AG to purchase own shares	04.07.2007	Homepage voestalpine AG; APA, Bloomberg, Reuters
Notification of the sale of bought back shares	02.07.2007	Homepage voestalpine AG; APA, Bloomberg, Reuters
Change of the total number of the voting rights (§ 93 para 1 Austrian Stock Exchange Act)	02.07.2007	Homepage voestalpine AG; APA, Bloomberg, Reuters
Announcement concerning § 10 para4 of the Austrian Capital Market Act(hybrid bond)	06.10.2007	Official Gazette "Amtsblatt zur Wiener Zeitung"
Announcement according to § 7 para 5 in connection with § 10 paragraph 3 fig. 1 Austrian Capital Market Act (hybrid bond)	17.10.2007	Official Gazette "Amtsblatt zur Wiener Zeitung"
Share Repurchase program 2008	13.12.2007 - Publication oft the resolution to utilize the authorisation to repurchase shares and publication of the repurchase program	Homepage voestalpine AG; APA, Bloomberg, Reuters

82- 35027

voestalpine

EINEN SCHRITT VORAUS.

voestalpine AG

Mitteilung gemäß § 75a Börsegesetz für das Geschäftjahr 01.04.2007 bis 31.03.2008

Mitteilung	Datum	Veröffentlichung
Mitteilungen gemäß § 48d BörseG (ad hoc Mitteilungen)	11.04.2007 - voestalpine AG / Fusion/Übernahme/Beteiligung / voestalpine gibt beurkundeten Erwerb von 20,95 % der Böhler-Uddeholm AG bekannt 13.04.2007 - voestalpine AG / Fusion/Übernahme/Beteiligung / voestalpine Vorstand: Finanzierung der Böhler-Uddeholm Akquisition ohne Kapitalerhöhung 16.04.2007 - voestalpine AG / Fusion/Übernahme/Beteiligung / voestalpine: Übernahme-Angebot für BÖHLER-UDDEHOLM AG bei der Übernahme-Kommission eingereicht 25.04.2007 - euro adhoc: voestalpine AG / Fusion/Übernahme/Beteiligung / voestalpine veröffentlicht Übernahmeangebot für BÖHLER-UDDEHOLM AG am 26. April 2007 18.05.2007 - voestalpine AG / Fusion/Übernahme/Beteiligung / voestalpine erhöht Übernahmeangebot für BÖHLER-UDDEHOLM AG von 69,00 EUR auf 73,00 EUR je Aktie und verlängert Annahmefrist bis 4. Juni 2007	jeweils euro adhoc (dadurch u.a. auch auf Homepage der Wiener Börse)/Homepage voestalpine AG Bilanz zusätzlich auch im Amtsblatt zur Wiener Zeitung (siehe Amtsblatt vom 06.07.2007)

	05.06.2007 - voestalpine AG / Fusion/Übernahme/Beteiligung / voestalpine mit Übernahmeangebot Böhler-Uddeholm erfolgreich, vorläufiges Ergebnis liegt vor 05.06.2007 - voestalpine AG / Fusion/Übernahme/Beteiligung / voestalpine mit Übernahmeangebot Böhler-Uddeholm erfolgreich, endgültiges Ergebnis liegt vor, kartellrechtliche Genehmigungen stehen noch aus 06.06.2007 - voestalpine AG / Geschäftszahlen/Bilanz / voestalpine — Ergebnis 2006/07 erstmals über 1 Milliarde Euro, Dividende fast verdoppelt 19.06.2007 - voestalpine AG / Fusion/Übernahme/Beteiligung / voestalpine: - BÖHLER-UDDEHOLM AG: Übernahme durch voestalpine AG perfekt - Zahlung an Aktionäre bereits am 22. Juni 2007 - voestalpine AG schließt Erhöhung des Angebotspreises definitiv aus - Vorgezogene Zahlung für Aktionäre, die das Angebot noch bis zum 5. Juli annehmen 02.07.2007 - voestalpine AG / Fusion/Übernahme/Beteiligung / voestalpine bekräftigt: Keine Angebotserhöhung für Böhler-Uddeholm Aktien 08.08.2007 - voestalpine AG / Quartals- und Halbjahresbilanz / voestalpine erneut mit Rekordwerten - Ergebnis steigt im 1. Quartal 2007/08 um über 45 Prozent	

voestalpine

EINEN SCHRITT VORAUS.

	07.09.2007 - voestalpine AG / Fusion/Übernahme/Beteiligung / voestalpine AG erreicht 79,2 % an Böhler-Uddeholm AG 16.10.2007 - voestalpine AG / Finanzierung, Aktienemissionen (IPO) / voestalpine AG platziert Hybridanleihe erfolgreich 13.11.2007 - voestalpine AG / Quartals- und Halbjahresbilanz / voestalpine neuerlich mit Rekordwerten zum 1. Halbjahr 2007/08 25.02.2008 - voestalpine AG / Quartals- und Halbjahresbilanz / voestalpine - Rekordkurs nach drei Quartalen bestätigt 25.03.2008 - voestalpine AG / Fusion/Übernahme/Beteiligung / Böhler-Uddeholm AG; Überschreiten der Stimmrechtsschwelle von 90%	
Einladung zur Hauptversammlung am 04.07.2007	12.06.2007	Amtsblatt zur Wiener Zeitung/Homepage voestalpine AG
Dividendenbekanntmachung	04.07.2007	Homepage voestalpine AG; u.a. auch APA, Bloomberg, Reuters
Bekanntmachung der Ermächtigung des Vorstands zum Erwerb eigener Aktien	04.07.2007	Homepage voestalpine AG; u.a. auch APA, Bloomberg, Reuters
Veröffentlichung der Veräußerung eigener Aktien	02.07.2007	Homepage voestalpine AG; u.a. auch APA, Bloomberg, Reuters
Änderung der Gesamtzahl der Stimmrechte (§ 93 Abs. 1 BörseG)	02.07.2007	Homepage voestalpine AG; u.a. auch APA, Bloomberg, Reuters
Kundmachung gem. § 10 Abs. 4 KMG (Hybridanleihe)	06.10.2007	Amtsblatt der Wiener Zeitung

voestalpine

EINEN SCHRITT VORAUS.

Mitteilung gem. § 7 Abs. 5 iVm § 10 Abs. 3 Z. 1 KMG (Hybridanleihe)	17.10.2007	Amtsblatt der Wiener Zeitung
Aktienrückkaufprogramm 2008	13.12.2007 - Veröffentlichung des Beschlusses, von einer Rückkaufermächtigung Gebrauch zu machen, und Veröffentlichung des Rückkaufprogramms	Homepage voestalpine AG; u.a. auch APA, Bloomberg, Reuters

82-35027

This Document is a non binding English convenience translation. The only binding documents are the German versions made available to the public on 20 May 2008.

Annex /1

**Draft
of an application to adopt a
squeeze-out of minority shareholders
(Section 5 (1) of the Austrian Minority Shareholders Squeeze-out Act)**

By its letter dated 31 March 2008 addressed to the managing board of BÖHLER-UDDEHOLM Aktiengesellschaft (having its registered office in Vienna and its business address at 1030 Vienna, Modecenterstraße 14/A/3, registered under number FN 78568 t with the companies register of the Vienna Commercial Court), voestalpine AG (having its registered office in Linz and its business address at 4020 Linz, voestalpine-Straße 1, registered under number FN 66209 t with the companies register of the Regional Court of Linz) made a request pursuant to Section 1 (1) of the Austrian Minority Shareholders' Squeeze-out Act that the shares of all other shareholders of BÖHLER-UDDEHOLM Aktiengesellschaft be transferred to voestalpine AG as majority shareholder against payment of a reasonable cash compensation. In this context, voestalpine AG intends to make application that the ordinary general meeting of BÖHLER-UDDEHOLM Aktiengesellschaft scheduled to be held on 23 June 2008 (and to be continued on 24 June 2008, if necessary) adopt the following resolution:

"The general meeting shall adopt the following resolution:

The shares of all shareholders of BÖHLER-UDDEHOLM Aktiengesellschaft other than the majority shareholder voestalpine AG, with its registered office in Linz, registered under number FN 66209 t with the companies register, are transferred to the majority shareholder voestalpine AG against payment of a reasonable cash compensation pursuant to the Austrian Minority Shareholders Squeeze-out Act. The majority shareholder will pay the minority shareholder a cash compensation of € 70.26 (say: seventy point twenty-six euros) per share of BÖHLER-UDDEHOLM Aktiengesellschaft, free and clear of any cost, commission and charges. The cash compensation is subject to interest at a rate of two percentage points above the relevant base rate of interest per year, from the day following this ordinary general meeting's resolution. That payment is due and payable two months after the day on which the entry of the squeeze-out shall be deemed published pursuant to Section 10 of the Austrian Business Corporations Code."

82-35027

Beilage /1

Entwurf
des Beschlussantrags über den Gesellschafterausschluss (§ 5 Z 1 GesAusG)

Mit Schreiben an den Vorstand der BÖHLER-UDDEHOLM Aktiengesellschaft (mit dem Sitz in Wien und der Geschäftsanschrift 1030 Wien, Modecenterstraße 14/A/3, eingetragen im Firmenbuch des Handelsgerichtes Wien zu FN 78568 t) vom 31. März 2008 hat voestalpine AG (mit dem Sitz in Linz und der Geschäftsanschrift 4020 Linz, voestalpine-Straße 1, eingetragen im Firmenbuch des Landesgerichts Linz zu FN 66209 t) gemäß § 1 Abs. 1 GesAusG die Übertragung der Aktien aller übrigen Aktionäre der BÖHLER-UDDEHOLM Aktiengesellschaft auf die voestalpine AG als Hauptgesellschafter gegen Gewährung einer angemessenen Barabfindung verlangt. Die voestalpine AG beabsichtigt in diesem Zusammenhang in der für den 23. Juni 2008 (mit allfälliger Fortsetzung am 24. Juni 2008) geplanten ordentlichen Hauptversammlung der BÖHLER-UDDEHOLM Aktiengesellschaft folgenden Beschlussantrag zu stellen:

> "Die Hauptversammlung möge beschließen:
>
> Die Aktien aller von der Hauptaktionärin voestalpine AG, mit dem Sitz in Linz, eingetragen im Firmenbuch unter FN 66209 t, verschiedenen Aktionäre der BÖHLER-UDDEHOLM Aktiengesellschaft werden gemäß dem Gesellschafter-Ausschlussgesetz gegen Gewährung einer angemessenen Barabfindung auf die Hauptaktionärin voestalpine AG übertragen. Die Hauptaktionärin zahlt den Minderheitsaktionären kosten-, provisions- und spesenfrei eine Barabfindung in Höhe von € 70,26 (in Worten: Euro siebzig Komma sechsundzwanzig) je Stückaktie der BÖHLER-UDDEHOLM Aktiengesellschaft. Die Barabfindung ist ab dem der Beschlussfassung durch diese ordentliche Hauptversammlung folgenden Tag mit jährlich zwei Prozentpunkten über dem jeweils geltenden Basiszinssatz zu verzinsen. Sie ist zwei Monate nach dem Tag fällig, an dem die Eintragung des Ausschlusses gemäß § 10 UGB als bekannt gemacht gilt."

82-35027

This Document is a non binding English convenience translation. The only binding documents are the German versions made available to the public on 20 May 2008.

Joint Report

pursuant to Section 3 (1) of the Austrian Minority Shareholders Squeeze-out Act

issued by the managing board

of **BÖHLER-UDDEHOLM Aktiengesellschaft**
1030 Vienna, Modecenterstraße 14/A/3
FN 78568 t

and

voestalpine AG
4020 Linz, voestalpine-Straße 1
FN 66209 t
as majority shareholder of BÖHLER-UDDEHOLM Aktiengesellschaft

concerning the proposed squeeze-out of minority shareholders subject to the Austrian Minority Shareholders Squeeze-out Act (hereinafter referred to as "the Act").

Pursuant to Section 3 (1) of the Act, the managing board of BÖHLER-UDDEHOLM Aktiengesellschaft and voestalpine AG as majority shareholder of BÖHLER-UDDEHOLM Aktiengesellschaft hereby issue the following report on the proposed squeeze-out of minority shareholders at BÖHLER-UDDEHOLM Aktiengesellschaft pursuant to the Act, a squeeze-out to be adopted at the ordinary general meeting of BÖHLER-UDDEHOLM Aktiengesellschaft that is scheduled to be held on 23 June 2008 (and may be continued on 24 June 2008, if necessary):

1. Companies concerned

1.1. BÖHLER-UDDEHOLM Aktiengesellschaft is a joint stock company registered under number FN 78568 t with the companies register of Vienna Commercial Court, with its registered office in Vienna and its business address at Modecenterstraße 14/A/3. Its share capital amounts to EUR 102,000,000 and is divided into 51,000,000 ordinary no-par-value shares. The ordinary shares of BÖHLER-UDDEHOLM Aktiengesellschaft are quoted on the prime market segment of the Official Market of the Vienna Stock Exchange.

voestalpine AG is a joint stock company registered under number FN 66209 t with the companies register of the Regional Court of Linz, with its registered office in Linz and its business address at 4020 Linz, voestalpine-Straße 1. The shares of voestalpine AG are quoted on the prime market segment of the Official Market of the Vienna Stock Exchange.

1.2. The shareholder structure of BÖHLER-UDDEHOLM Aktiengesellschaft on 13 and 14 May 2008 can be summarised as follows:

Shareholder	Number of Share Units	Percentage Shareholding (rounded)
voestalpine AG	46,331,347	90.85%
Minority shareholders	4,668,653	9.15%
Total	**51,000,000**	**100%**

2. Legal requirements for a squeeze-out of minority shareholders pursuant to the Act

2.1. Pursuant to Section 1 (1) of the Act, the majority shareholder of a joint stock company may require the annual general meeting of that company to adopt the transfer of the shares (stocks) of the other shareholders to the majority shareholder against payment of a reasonable cash compensation.

Majority shareholder shall mean a shareholder that owns at least nine tenths of a company's nominal capital when the relevant resolution is adopted. Which fraction of the shares the majority shareholder owns depends on the proportion of the shares owned by it as opposed to the company's nominal capital, and on the number of shares in case of joint stock companies with no-par-value shares. Treasury shares or shares owned by another person for the account of the company shall be deducted from the total nominal capital or from the total number of share units (Section 1 (2) of the Act).

2.2. By its 31 March 2008 letter addressed to the managing board of BÖHLER-UDDEHOLM Aktiengesellschaft, voestalpine AG demanded pursuant to Section 1 (1) of the Act that the shares of all other shareholders of BÖHLER-UDDEHOLM Aktiengesellschaft be transferred to voestalpine AG as majority shareholder against payment of a reasonable cash compensation. That request is lawful for the following reasons:

2.2.1. The share capital of BÖHLER-UDDEHOLM Aktiengesellschaft amounts to EUR 102,000,000 and is divided into 51,000,000 no-par-value shares carrying voting rights. There is no other issued share class other than that mentioned in the preceding sentence. BÖHLER-UDDEHOLM Aktiengesellschaft does not hold treasury shares, whether directly or indirectly. voestalpine AG currently directly holds 46,331,347 voting no-par-value shares of BÖHLER-UDDEHOLM Aktiengesellschaft, which corresponds to a 90.85% participation in the nominal capital of BÖHLER-UDDEHOLM Aktiengesellschaft. Since voestalpine AG therefore holds more than nine tenths of the nominal capital of BÖHLER-

UDDEHOLM Aktiengesellschaft, voestalpine AG is a majority shareholder of BÖHLER-UDDEHOLM Aktiengesellschaft as defined in Section 1 (2) of the Act.

Those shares of BÖHLER-UDDEHOLM Aktiengesellschaft which are not held by voestalpine AG are in free float.

2.2.2. The articles of association of BÖHLER-UDDEHOLM Aktiengesellschaft do not contain any terms or conditions which would prohibit a squeeze-out of minority shareholders pursuant to the terms and conditions of the Act or which would require the majority shareholder to hold a higher proportional share than that described in Section 1 (2) of the Act.

2.3. The requirements for a squeeze-out of minority shareholders pursuant to Section 1 (1) of the Act are therefore met.

2.4. The managing board of BÖHLER-UDDEHOLM Aktiengesellschaft and its majority shareholder have prepared a draft motion to resolve upon a squeeze-out of minority shareholders. That draft motion is attached to this report as Annex ./1.

3. Reasonable cash compensation

Pursuant to Section 2 (1) of the Act, the majority shareholder is required to pay a reasonable cash compensation. The day on which the annual general meeting adopts the squeeze-out resolution shall be the reference date for determining the reasonableness of that compensation. In case exclusive rights (*Sonderrechte*) are revoked, that shall be taken into account in connection with determining the compensation.

The cash compensation determined by the majority shareholder amounts to **€ 70.26** per no-par-value share of BÖHLER-UDDEHOLM Aktiengesellschaft.

In order to determine the reasonableness of the cash compensation, an expert opinion was obtained from Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz ("Ernst & Young") on 13 May 2008 on a valuation of BÖHLER-UDDEHOLM

Aktiengesellschaft as of 23/24 June 2008 (the "Ernst & Young Opinion"). This opinion is attached to this report as Annex ./2. The offered cash compensation is based on the Ernst & Young Opinion. The cash compensation is reasonable for the following reasons:

3.1. General

3.1.1. Ernst & Young have determined an objectivised value of the company as impartial appraisers. The value of BÖHLER-UDDEHOLM Aktiengesellschaft was initially determined as of 31 March 2008, that is the reference date of the last consolidated financial statements of BÖHLER-UDDEHOLM Aktiengesellschaft, and compounded to 23 June 2008, 24.00 hours/24 June 2008 00:00 hours, i.e. the date of the general meeting which is supposed to adopt the squeeze-out. The valuation took place on the basis of the going concern principle without taking into account strategic premiums. A minority discount was not applied. The appraisal was prepared in reliance on the Company's previous corporate strategy on the basis of the financial planning of BÖHLER-UDDEHOLM Aktiengesellschaft. Synergies of € 58.6 million per year from the integration of BÖHLER-UDDEHOLM Aktiengesellschaft into the voestalpine AG group were considered on a sustainable basis in connection with the appraisal of BÖHLER-UDDEHOLM Aktiengesellschaft. A distribution equivalence between BÖHLER-UDDEHOLM Aktiengesellschaft (fictitious full distribution) and the alternative investment was assumed. Personal income taxes were therefore not taken into account.

3.1.2. For the purpose of the Ernst & Young Opinion and this report, it was assumed that net profits reported in the financial statements as of 31 December 2007 and those for the short fiscal year from 1 January to 31 March 2008 are not distributed and rather fully carried forward. As a result, the value determined in the Ernst & Young Opinion also includes net profits of BÖHLER-UDDEHOLM Aktiengesellschaft distributable as of 31 March 2008.

3.1.3. Ernst & Young have prepared the Ernst & Young Opinion on the basis of the financial statements of BÖHLER-UDDEHOLM Aktiengesellschaft for the fiscal years 2006, 2007 and the short fiscal year from 1 January to 31 March 2008, the

consolidated financial statements of BÖHLER-UDDEHOLM Aktiengesellschaft 2006 and 1 January 2007 to 31 March 2008, the medium-term financial planning of BÖHLER-UDDEHOLM Aktiengesellschaft for the following fiscal years until the fiscal year 2010/11, inclusive, prepared by the managing board of BÖHLER-UDDEHOLM Aktiengesellschaft and approved by its supervisory board in its 17 December 2007 meeting, and its prognosis until 2013/14, that prognosis having been based on the capex programme and the related growth of BÖHLER-UDDEHOLM Aktiengesellschaft. Ernst & Young have analysed and checked the plausibility of the current medium-term planning of BÖHLER-UDDEHOLM Aktiengesellschaft (budgeted balance sheet, budgeted income statement and cash-flow statement) inter alia on the basis of an analysis of the results of operation of BÖHLER-UDDEHOLM Aktiengesellschaft in the fiscal years 2006 and 2007.

3.1.4. That appraisal was based on the assumption that the budgeted annual profits of BÖHLER-UDDEHOLM Aktiengesellschaft will be fully distributed. The Ernst & Young Opinion has adjusted the capital structure and financial results pursuant to the medium-term planning of BÖHLER-UDDEHOLM Aktiengesellschaft based on this assumption. Where sufficient cash-flows were not available to finance these distributions, it was assumed that distributions would be debt-financed. Interest on loans necessary to finance these distributions was assumed to amount to the customary cost of debt.

Due to past growth, the cyclical nature of the industry, and intensive investment activities in the first three planning years, the appraisal was based on a three-phase model:

- The detailed planning period (phase I) is based on the medium-term budgeted assets and liabilities, financial conditions, and results of operation of BÖHLER-UDDEHOLM Aktiengesellschaft as approved by its supervisory board. The detailed planning period covers the planning years 2008/09 to 2010/11.

- According to the requirements of expert opinion KFS/BW1, a continuing value may be recognised not until after an appraisal target has achieved sustainable

stable results of operations. In response to market demands, BÖHLER-UDDEHOLM Aktiengesellschaft's medium-term planning includes major investments. Until a stable condition is achieved as planned, the managing board of BÖHLER-UDDEHOLM Aktiengesellschaft has prepared an estimation of financial planning based on simplified assumptions for the planning years 2011/12 to 2013/14 (phase II).

- The continuing value (phase III) as of 2014/15 assumes sustainable results, achievable as continuing value. The recognition of a continuing value takes account of the fact that for the purpose of an appraisal, an entity is viewed as remaining in operation indefinitely. During this phase, the Company will make investments in the amount of annual amortization in order to ensure that its assets are preserved. The EBIT and EBITDA margins recognised in the continuing value are higher than in the calendar year 2007.

The financial planning (phases I + II) represents nominal planning of future payment surpluses. Nominal discounting rates were therefore applied for capitalisation.

Non-consolidated investments were recognised at book value in the Ernst & Young Opinion. It was assumed that their book values correspond to their earning rates.

3.2. Appraisal and methods used to check its plausibility

The value of the Company was determined using the Discounted Cash Flow Method (DCF Method) according to expert opinion KFS/BW1 (adopted on 27 February 2006 and effective as of 1 May 2006) of the Expert Committee for Business Administration and Organisation of the Department for Business Administration, Tax Law and Organisation of the Chamber of Certified Public Accountants in Vienna on the basis of the Entity Approach or the Flow-to-Entity Approach. In order to check the plausibility of the Company's value determined according to the Entity Approach, the Company was also appraised on the basis of another alternative of the DCF Method, namely the Equity Approach or Flows-to-

Equity Approach, that is a comparative appraisal using the Comparative Company Approach and stock exchange prices.

3.3. Entity-Approach-based appraisal

In connection with the Entity Approach, the value of a company is determined in two steps. In a first step, the market value of its entire capital (entity value) is determined from the viewpoint of equity providers and debt capital providers. In connection with the Ernst & Young Opinion, the market value of the Company's entire capital was determined according to the Weighted Average Cost of Capital (WACC) method through capitalisation of free cashflows with WACC. In a second step, the value of a company is determined as equity value through deduction of the market value of interest-bearing debt capital.

3.3.1. Determination of free cash-flows

The Ernst & Young Opinion determined free cash flows indirectly on the basis of budgeted EBITs pursuant to IFRS. The full (fictitious) taxes in the amount of 28.0% payable on the EBIT were deducted from the EBIT. The deductibility of interest expenses was accounted for exclusively in the discounting rate. Also, certain non-cash items were added, and non-revenue generating (*nicht einnahmenwirksame*) items deducted and replaced by cash revenue generating (*einnahmenwirksame*) items.

- Depreciation and amortisation was replaced by capital expenditure.
- Disposals at book value and proposed amortisation of good will represent non-cash expenses and were therefore added.
- Income from the reversal of investment grants was replaced by investment grants.
- Service cost was added, as these are non-cash expenses. The "interest tangent" (*Zinstangente*) of accruals for post-termination payments, pensions, and jubilee benefits was shown in the financial results of the forecast. Service cost was planned according to expected payments.

- The working capital was planned over the entire planning period on a constant basis in reference to performance. Except in the first planning year, the proposed business growth will result in an increase of working capital.
- The following budgeted free cash flow was determined for the fiscal years 2008/09 to 2013/14:

	2008/09	2009/10	2010/11	2011/12	2012/13	2013/14
Cash-flow (in million) of euros)	221.5	99.1	224.4	267.1	279.0	319.0

3.3.2. Weighted Average Cost of Capital (WACC)

The WACC corresponds to the weighted required rate of return of equity and loan capital providers of BÖHLER-UDDEHOLM Aktiengesellschaft.

3.3.2.1 Rate of return on equity

Cost of equity represents the required rate of return for equity providers on an alternative investment equivalent to BÖHLER-UDDEHOLM Aktiengesellschaft in terms of maturity, risk, and taxation. This required rate of return consists of a base rate of interest for a risk-free investment on the capital market and a risk premium. The Ernst & Young Opinion determined the risk premium in reliance on the Capital Asset Pricing Model (CAPM).

3.3.2.1.1. Base rate of interest

Based on the expert opinion KFS/BW1, a base rate of interest equal to the yield to maturity) of a 25-year interest strip of an Austrian government bond of 4.70 % (rounded) as of the valuation date 31 March 2008 was applied and its plausibility checked accordingly.

3.3.2.1.2. Risk premium

The Ernst & Young Opinion has determined a market-oriented risk premium on the basis of the CAPM. The risk premium to be applied for a valuation of BÖHLER-UDDEHOLM Aktiengesellschaft is therefore determined by multiplying the market risk premium with the Company's own Beta factor.

3.3.2.1.3. Market risk premium

The market risk premium covers the general entrepreneurial risk. It is the difference between market return and the risk-free base rate of interest. The Ernst & Young Opinion determined a market risk premium of 5.27% based on a weighting according to the sales markets of BÖHLER-UDDEHOLM Aktiengesellschaft, carried out on the basis of EBITs achieved on these markets in relation to the total EBIT (before consolidation) of BÖHLER-UDDEHOLM Aktiengesellschaft.

3.3.2.1.4. Beta factor

The systematic risk represents a positive or negative covariance from expected performance. The systematic risk of a certain security is measured using the Beta factor. It expresses the volatility of the share price of the appraisal target, here BÖHLER-UDDEHOLM Aktiengesellschaft, in relation to the volatility of the market portfolio. Accordingly, it reflects the degree to which the individual yield of BÖHLER-UDDEHOLM Aktiengesellschaft responds to changes in market yield. Based on CAPM, the risk premium for the target is determined by multiplying the market risk premium with the Company's Beta factor. The target's level of indebtedness substantially influences the Beta factor. The higher the target's level of indebtedness, the higher the equity providers' financial risk and hence generally their required rate of return.

The original Beta factor of BÖHLER-UDDEHOLM Aktiengesellschaft as listed company was applied as basis, and the Austrian ATX (Austrian Traded Index) was

applied as market portfolio. The unindebted Beta factor of BÖHLER-UDDEHOLM Aktiengesellschaft is 0.72, without considering the period starting on 1 April 2007.

Considering the proposed level of indebtedness of BÖHLER-UDDEHOLM Aktiengesellschaft, a relevered Beta factor between 0.88. and 1.00 was determined for each fiscal year from 2008/9 to 2013/14.

3.3.2.1.5. Unsystematic risk

Unsystematic risk, however, does not stem from market influences but is company-specific, and is attributable to uncertainties due to management errors, competition disadvantages, etc. It is assumed that – contrary to systematic risk – the market does not remunerate unsystematic risk, and therefore it does not influence the shareholders' required rate of return and is not taken into account in the calculation of the equity interest.

3.3.2.2. Interest on debt

The calculation of the interest rate on debt of BÖHLER-UDDEHOLM Aktiengesellschaft was based on a debt interest rate weighted in accordance with the different refinancing sources. The debt interest rate was weighted periodically based on the planned values of the refinancing sources. Weighting was carried out as follows:

- Provisions for social capital: The provisions for social capital include provisions for termination benefits, pensions, and jubilee benefits. The interest rate on provisions for social capital amounts to 5.5%.
- Liabilities to banks: These include all investment, export, and current account loans of BÖHLER-UDDEHOLM Aktiengesellschaft from banks, which bear fixed and variable interest. The weighted average interest rate of these liabilities amounts to 4.9%.
- Liabilities to affiliated companies and liabilities from the financing of full profit distribution: The conditions under which BÖHLER-UDDEHOLM Aktiengesellschaft and voestalpine AG can refinance themselves on the capital

markets correspond to „strong investment grade", which closest resembles the rating of debtors with a BBB+ credit rating. Therefore, the future customary refinancing of BÖHLER-UDDEHOLM Aktiengesellschaft will be carried out on the basis of the interest rate level as of 31 March 2008, which is 5.8%. This debt capital interest was derived from the interest rate structure of the Austrian 10-year interest rate swaps of 4.41% (rounded) as of 31 March 2008 and under consideration of a markup (credit spread) of 140 base points (rounded) as of 31 March 2008. This spread is based on the average 10-year spread of corporate bonds in the Eurozone with a rating of BBB+ on the yield of the 10-year interest rate swaps as of 31 March 2008. As part of this valuation, the credit spread was maintained despite increasing debt.

Due to the fact that interest payments to lenders can be deducted as operating expenses, an income tax rate of 28.0% was deducted. The current income tax rate of BÖHLER-UDDEHOLM Aktiengesellschaft for the period between 1 January 2007 and 31 March 2008 amounts to 28.5%. In the planning period, the management of BÖHLER-UDDEHOLM Aktiengesellschaft had assumed a tax rate of 28.0 %. This corresponds approximately to the long-term average.

3.3.2.3. Weighting of debt and equity capital

The WACC is determined on the basis of average cost of debt and equity capital. The Ernst & Young Opinion has weighted equity and debt capital on the basis of its market value (entity value), assuming that the book value of debt capital corresponds to its market value. However, the market value of equity capital is not consistent with the balance sheet item "Shareholders' equity". The debt-equity ratios on the basis of market values were therefore computed on an accrual and iterative basis, based on the annual market values of BÖHLER-UDDEHOLM's equity as shown in its financial planning, and based on the budgeted interest-bearing net liabilities of every planning year. Based on the above, the weighting of equity and debt capital can be summarised as follows:

	2008/09	2009/10	2010/11	2011/12	2012/13	2013/14
Weighting equity	76.0 %	70.6 %	68.6 %	67.0 %	65.5 %	64.9 %
Weighting debt capital	24.0 %	29.4 %	31.4 %	33.0 %	34.5 %	35.1 %

3.3.2.4 Determination of WACC

Based on the parameters discussed above (base rate of interest, market risk premium, beta factor, cost of debt and weighting of debt and equity capital), period-specific WACCs can be summarised as follows:

2008/09	2009/10	2010/11	2011/12	2012/13	2013/14
8.01 %	7.94 %	7.92 %	7.89 %	7.87 %	7.86%

3.3.3. Continuing value (*Ewige Rente*)

The Ernst & Young Opinion applied the continuing value approach for the years after 2013/14. It was assumed for this period that the free cash flows will grow only by a factor considered in WACC, and that the business as a whole will therefore be subject to stable growth.

Nominal planning was carried out in the present case. The nominal growth expected in the continuing value will be reflected in the valuation using a growth factor. A growth factor of 1% was applied for the valuation.

The growth factor was determined on the basis of the following factors:

- The valuation assumed a full distribution of the annual profits. Due to this assumption of full profit distribution, profits cannot be used for operative growth.

- The continuing value merely contained replacement investments equal to the planned depreciation, thus assuming that existing operating capacities will be maintained.

As part of the determination of the continuing value, the operating performance was adjusted to inflation in accordance with the planned growth factor of 1 % p.a. The EBITDA margin was set at 15.9 % of the operating performance. This exceeds the

EBITDA margin of the fiscal year 2007 (January to December). The EBITDA margin set for the purposes of calculating the continuing value is at the upper end of those ranges within which the managing board of BÖHLER-UDDEHOLM Aktiengesellschaft has defined EBITDA margins.

3.3.4. Addition of the non-necessary business assets and deduction of interest-bearing net liabilities, dividends as of 31 December 2007 and 31 March 2008, reductions

The value of the non-necessary business assets of BÖHLER-UDDEHOLM Aktiengesellschaft (a property) and the present value of the tax losses carried forward were added to the entity value of BÖHLER-UDDEHOLM Aktiengesellschaft determined according to the entity approach of the DCF method (see 3.3.1 to 3.3.3 above), and the interest-bearing net liabilities as of 31 March 2008, the date of valuation were deducted.

If net profits as reported in the financial statements as of 31 December 2007 and the accounts for the short fiscal year from 1 January to 31 March 2008 were distributed, BÖHLER-UDDEHOLM Aktiengesellschaft would have to raise loan capital corresponding to the full amount of the distributions in order to finance these. The interest-bearing net liabilities to be deducted from the equity value would rise accordingly, and the equity value of BÖHLER-UDDEHOLM Aktiengesellschaft would diminish.

No minority or illiquidity discounts were applied.

3.3.5. The WACC capitalization interest rate for 2008/09 as of 23 June 2008, 24.00 hours/ 24 June 2008, 00.00 hours was compounded. The resulting amount of EUR 3,583.1 million corresponds to the value of BÖHLER-UDDEHOLM Aktiengesellschaft as of 23/24 June 2008. Divided by the number of no-par-value shares of BÖHLER-UDDEHOLM Aktiengesellschaft, the resulting value according to the entity approach is € 70.26 for each BÖHLER-UDDEHOLM share as of 23 June 2008 24.00 hours/24 June 2008 0.00 hours.

3.4. Plausibility check according to the equity approach

As a complement to appraising the Company on the basis of the entity approach (see 3.3. above), the Ernst & Young Opinion also appraised the Company on the basis of the equity approach. This valuation took the planned annual net profit of BÖHLER-UDDEHOLM as the basis to determine the flows to equity. Its determination was based on the planned ordinary business results, based on which the following adjustments were made to determine the flows to equity:

- The share of minority shareholders of group companies in the results was deducted.
- Income taxes amounting to 28.0% were deducted.
- Depreciation was replaced by investments.
- Retiring book values and planned amortization of goodwill represent non-cash expenditures, and were therefore added.
- Revenues from the reversal of grants relating to non-current assets were replaced by investment grants.
- Changes in the working capital (current assets without liquid assets), non-interest-bearing liabilities, and provisions (including provisions for social capital) were taken into account.
- Changes in financial liabilities (assumption and redemption of financial liabilities) were taken into account.
- Additional bank loans were recognised to finance the full distribution of planned annual profits. These were estimated throughout the entire planning period according to the total additional financing requirements, and were taken into account in determining the cash flows to equity.

Since the flows to equity are exclusively available to the shareholders, they were capitalised on the date of valuation on the basis of the periodical cost of equity of BÖHLER-UDDEHOLM Aktiengesellschaft. The equity value according to the equity approach results from the present value of the capitalized flows to equity, and was increased by the market value of the non-necessary business assets and by tax losses carried forward. The rate of return on equity for 2008/09 as of 23 June 2008, 24.00 hours/ 24 June 2008, 00.00 hours was compounded. The resulting

amount of EUR 3,415.2 million corresponds to the value of BÖHLER-UDDEHOLM Aktiengesellschaft as of 23/24 June 2008 determined according to the equity approach. Divided by the number of no-par-value shares of BÖHLER-UDDEHOLM Aktiengesellschaft, the resulting value according to the equity approach is € 66.96 for each BÖHLER-UDDEHOLM share as of 23 June 2008 24.00 hours/24 June 2008 0.00 hours.

3.5. Plausibility check according to market valuation

In addition, the Ernst & Young Opinion carried out a comparative valuation using the Comparative Company Approach, which analysed so-called trading multiples as part of the Similar Public Company Method. This approach is based on the assumption that companies resembling each other with regard to their essential business conditions should also have the same company value. The approach uses a reference value and the corresponding company value of similar listed companies (peer group) to determine a ratio (multiplier). This ratio is subsequently multiplied with the corresponding financial figure of the company to be valued. The reference variables used are primarily sales and revenue figures (EBITDA, EBIT, annual profit) or substantial figures (book value of equity).

The Ernst & Young Opinion used the revenue figures of EBITDA, EBIT, and annual profit by minority shares as part of the comparative market valuation. The peer group chosen included Carpenter Technology Corp., Sandvik AB, Charter Plc, Daido Steel Co Ltd, Schmolz + Bickenbach AG, Ladish Co Inc, and Precision Castparts Corp. The revenue figures of the peer companies were derived from their current financial statements and other publications of current results for the actual year 2007, and from current analyst estimates for the planning years 2008 to 2010. The interest-bearing net liabilities of the peer group companies were determined on the basis of the latest published interim and annual reports of these companies. The company value was calculated from the stock market capitalization of the peer companies, taking into account interest-bearing net liabilities.

To determine the equity value, the interest-bearing net liabilities were deducted from the company values determined using EBITDA and EBIT multipliers. The equity value results directly from the application of the price/earning multiples.

With regard to the revenue figures of BÖHLER-UDDEHOLM Aktiengesellschaft for the calendar year 2007 and the fiscal years 2008/09 and 2009/10, the Ernst & Young Opinion determined an equity value of € 69.18 per no-par-value share using realistic ranges of multipliers.

3.6. Comparison with weighted average share prices

Finally, the weighted average share price of BÖHLER-UDDEHOLM Aktiengesellschaft on the Vienna Stock Exchange was determined for two periods, in each case until 25 March 2008. On that day, it was announced after the close of the market that voestalpine AG held more than 90 % of BÖHLER-UDDEHOLM Aktiengesellschaft and considered a squeeze-out. The share prices after that announcement will not be taken into account, because they are deemed distorted as a result of that announcement and notice. The weighted average price for a period of three and six months, in each case ending on 25 March 2008, was determined and can be summarised as follows:

three months until 25 March 2008: EUR 66.11
six months until 25 March 2008: EUR 67.85

Both average prices determined are lower than the cash compensation of EUR 70.26 per share of BÖHLER-UDDEHOLM Aktiengesellschaft. As a result, there is no reason to assume that the cash compensation offered for BÖHLER-UDDEHOLM shares is not reasonable.

3.7. No particular difficulties were encountered in connection with the appraisal of the Company.

3.8. No person will be deprived of any privileges as defined in the last sentence of Section 2 (1) of the Act.

4. Notices

4.1. **(Notice pursuant to Section 3 (1) of the Act).** Pursuant to Section 3 (1) of the Act, readers are pointed to the fact that any minority shareholder is entitled to a reasonable compensation pursuant to Section 2 of the Act. Amount and reasonableness of the determined cash compensation have already been discussed and justified in Section 3. of this report.

4.2. As a matter of general principle, the accuracy of this report and the reasonableness of the cash compensation are also reviewed by a court-appointed expert appraiser (Section 3 (2) of the Act). On application of the supervisory board of BÖHLER-UDDEHOLM Aktiengesellschaft and of voestalpine AG, the competent Vienna Commercial Court, by decision dated 7 April 2008, appointed PwC Transaction Services Wirtschaftsprüfung GmbH (FN 84985 d), of Erdbergstraße 200, 1030 Vienna, as expert appraiser pursuant to Section 3 (2) of the Act. This decision is attached to this report as Annex ./3.

4.3. In addition, the supervisory board of BÖHLER-UDDEHOLM Aktiengesellschaft will review the squeeze-out on the basis of this report and on the basis of the expert appraiser's opinion, and will issue a written report thereon (Section 3 (3) of the Act).

4.4. Pursuant to Section 3 (5) of the Act, the motion for a squeeze-out resolution, this report, the reports of the expert appraiser and of the supervisory board, the expert opinion issued by Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz, based on which the reasonableness of the cash compensation was reviewed, and the financial statements and directors' reports of BÖHLER-UDDEHOLM Aktiengesellschaft for the past three fiscal years will be available for inspection at the registered office of BÖHLER-UDDEHOLM Aktiengesellschaft for at least one month; each shareholder may request a free copy of these documents. These documents will also be available at BÖHLER-UDDEHOLM Aktiengesellschaft's homepage at www.bohler-uddeholm.com, Investors Relations, and will also be distributed at the general meeting that adopts the squeeze-out resolution.

4.5. The majority shareholder appoints Bank Austria Creditanstalt AG as its escrow agent pursuant to Section 2 (3) of the Act. The majority shareholder will deposit with its escrow agent the total cash compensation of € 328,019,559.78, and that deposit is a precondition for calling the general meeting.

4.6. Once the squeeze-out resolution to be adopted by the general meeting is entered in the companies register, all no-par-value shares of the minority shareholders of BÖHLER-UDDEHOLM Aktiengesellschaft will transfer to voestalpine AG as majority shareholder. From that point in time onward, the share certificates will only represent the entitlement to the cash compensation.

4.7. The cash compensation will be released free and clear of any charges concurrently with the transfer to the majority shareholder voestalpine AG of the securities that represent the entitlement to the cash compensation. The cash compensationis due and payable two months after the day on which the entry of the squeeze-out resolution in the companies register is deemed published pursuant to Section 10 of the Austrian Business Corporations Code (date on which the entry is published in the Austrian edicts data base at www.edikte.justiz.gv.at). That payment is subject to interest at a rate of two percentage points above the relevant base rate per year, from the day following the general meeting's resolution until its due date. The base rate of interest currently amounts to 3.19% p.a. Changes in that base rate are determined on the basis of the interest rate applied by the European Central Bank to its main refinancing operations. Any change in the base rate of interest will be published by Oesterreichische Nationalbank in the Official Gazette attached to *Wiener Zeitung*. The right to cash compensation entitlement shall become time-barred within three years.

4.8. **(Notice pursuant to Section 3 (1) of the Act).** Moreover, it is noted pursuant to Section 3 (1) of the Act that within one month after the day on which the entry of the squeeze-out resolution in the companies register is deemed published pursuant to Section 10 of the Austrian Business Corporations Code (date on which the entry is published in the Austrian edicts date base at www.edikte.justiz.gv.at), the shareholders may file an application with the Vienna Commercial Court, that is the court in the district of which BÖHLER-UDDEHOLM Aktiengesellschaft is

domiciled, to review the offered cash compensation (see Section 6 of the Act). They may do so, even if they vote in favour of the resolution at the general meeting.

5. Final remarks

The managing board of BÖHLER-UDDEHOLM Aktiengesellschaft and the majority shareholder voestalpine AG have reviewed the proposed squeeze-out through a transfer of the shares of the minority shareholders of BÖHLER-UDDEHOLM Aktiengesellschaft to voestalpine AG as majority shareholder against payment of a reasonable cash compensation, have discussed the requirements for a squeeze-out in this report, and have explained and justified the reasonableness of the cash compensation. The managing board of BÖHLER-UDDEHOLM Aktiengesellschaft and the majority shareholder voestalpine AG hereby make the following determinations in connection with the proposed squeeze-out:

- The proposed squeeze-out is in compliance with the laws.

- The cash compensation of € 70.26 per no-par-value share of BÖHLER-UDDEHOLM Aktiengesellschaft payable to the minority shareholders is reasonable for the reasons described in Section 3. hereof.

- No member of the managing board or of the supervisory board of BÖHLER-UDDEHOLM Aktiengesellschaft or those of the majority shareholder voestalpine AG will be awarded any privilege in connection with that squeeze-out.

Annexes:

Annex./1 Draft application for a squeeze-out resolution

Annex./2 Opinion on an appraisal of BÖHLER-UDDEHOLM Aktiengesellschaft issued by Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz, on 13 May 2008

Annex./3 Decision of the Vienna Commercial Court dated 7 April 2008 on the appointment of PwC Transaction Services Wirtschaftsprüfung GmbH (FN 84985 d), Erdbergstraße 200, 1030 Vienna, as expert appraiser pursuant to Section 3 (2) of the Act.

Vienna, 14 May 2008

The members of the managing board of BÖHLER-UDDEHOLM Aktiengesellschaft

Claus Josef Raidl born 6 November 1942	Horst Königslehner born 14 July 1953
Heimo Stix born 15 August 1954	Franz Rotter born 30 July 1957

Linz, 13 May 2008

The members of the managing board of voestalpine AG

Wolfgang Eder born 5 February 1952	Wolfgang Spreitzer born 12 November 1951
Josef Mülner 11 December 1947	Franz Hirschmanner born18 May 1953
Robert Ottel born 23 August 1967	Claus J. Raidl born 6 November 1942

82- 35027

RECEIVED

2008 JUN 12 A 2:21

Gemeinsamer Bericht

gemäß § 3 Abs. 1 Gesellschafter-Ausschlussgesetz

des Vorstandes

der **BÖHLER-UDDEHOLM Aktiengesellschaft**
1030 Wien, Modecenterstraße 14/A/3
FN 78568 t

und der

voestalpine AG
4020 Linz, voestalpine-Straße 1
FN 66209 t
als Hauptgesellschafterin der BÖHLER-UDDEHOLM Aktiengesellschaft

über den geplanten Ausschluss von Minderheitsgesellschaftern nach Maßgabe des Bundesgesetzes über den Ausschluss von Minderheitsgesellschaftern (Gesellschafter-Ausschlussgesetz – GesAusG)

Der Vorstand der BÖHLER-UDDEHOLM Aktiengesellschaft und die voestalpine AG als Hauptgesellschafter der BÖHLER-UDDEHOLM Aktiengesellschaft erstatten über den geplanten Ausschluss von Minderheitsgesellschaftern gemäß dem GesAusG bei der BÖHLER-UDDEHOLM Aktiengesellschaft, der in der für den 23. Juni 2008 (mit allfälliger Fortsetzung am 24. Juni 2008) geplanten ordentlichen Hauptversammlung der BÖHLER-UDDEHOLM Aktiengesellschaft beschlossen werden soll, gemäß § 3 Abs. 1 GesAusG folgenden Bericht:

1. Beteiligte Gesellschaften

1.1. BÖHLER-UDDEHOLM Aktiengesellschaft ist eine im Firmenbuch des Handelsgerichtes Wien zu FN 78568 t eingetragene Aktiengesellschaft mit Sitz in Wien und der Geschäftsanschrift 1030 Wien, Modecenterstraße 14/A/3. Ihr Grundkapital beträgt EUR 102.000.000,00 und ist in 51.000.000 auf Inhaber lautende Stückaktien (Stammaktien) zerlegt. Die Stammaktien der BÖHLER-UDDEHOLM Aktiengesellschaft notieren im Amtlichen Handel, Marktsegment prime market, an der Wiener Börse.

voestalpine AG ist eine im Firmenbuch des Landesgerichts Linz zu FN 66209 t eingetragene Aktiengesellschaft mit Sitz in Linz und der Geschäftsanschrift 4020 Linz, voestalpine-Straße 1. Die Stammaktien der voestalpine AG notieren im Amtlichen Handel, Marktsegment prime market, an der Wiener Börse.

1.2. Die Aktionärsstruktur der BÖHLER-UDDEHOLM Aktiengesellschaft stellt sich am 13. und 14. Mai 2008 wie folgt dar:

Aktionär	Anzahl Stückaktien	Prozentuelle Beteiligung (gerundet)
voestalpine AG	46.331.347	90,85%
Minderheitsaktionäre	4.668.653	9,15%
Summe	**51.000.000**	**100%**

2. Rechtliche Voraussetzungen eines Gesellschafterausschlusses gemäß GesAusG

2.1. Gemäß § 1 Abs. 1 GesAusG kann der Hauptgesellschafter (Hauptaktionär) einer Aktiengesellschaft verlangen, dass deren Hauptversammlung die Übertragung der Anteile (Aktien) der übrigen Gesellschafter (Aktionäre) auf den Hauptgesellschafter gegen Gewährung einer angemessenen Barabfindung beschließt.

Hauptgesellschafter ist, wem zum Zeitpunkt der Beschlussfassung Anteile in Höhe von mindestens neun Zehnteln des Nennkapitals gehören. Welcher Teil der Anteile dem Hauptgesellschafter gehört, bestimmt sich nach dem Verhältnis der ihm gehörenden Anteile zum Nennkapital, bei Aktiengesellschaften mit Stückaktien nach der Zahl der Aktien. Eigene Anteile der Gesellschaft oder Anteile, die einem anderen für Rechnung der Gesellschaft gehören, sind vom Gesamtnennkapital beziehungsweise von der Gesamtzahl der Stückaktien abzuziehen (§ 1 Abs. 2 GesAusG).

2.2. Mit Schreiben an den Vorstand der BÖHLER-UDDEHOLM Aktiengesellschaft vom 31. März 2008 hat voestalpine AG gemäß § 1 Abs. 1 GesAusG die Übertragung der Aktien aller übrigen Aktionäre der BÖHLER-UDDEHOLM Aktiengesellschaft auf die voestalpine AG als Hauptgesellschafter gegen Gewährung einer angemessenen Barabfindung verlangt. Das Verlangen ist aus folgenden Gründen zulässig:

2.2.1. Das Grundkapital der BÖHLER-UDDEHOLM Aktiengesellschaft beträgt EUR 102.000.000,00 und ist in 51.000.000 auf Inhaber lautende stimmberechtigte Stückaktien zerlegt. Davon verschiedene Aktiengattungen wurden nicht ausgegeben. BÖHLER-UDDEHOLM Aktiengesellschaft verfügt weder direkt noch indirekt über eigene Aktien. voestalpine AG hält derzeit unmittelbar und direkt 46.331.347 stimmberechtigte Stückaktien der BÖHLER-UDDEHOLM Aktiengesellschaft, was einer Beteiligung am Nennkapital der BÖHLER-UDDEHOLM Aktiengesellschaft von 90,85% entspricht. Da voestalpine AG damit Anteile in Höhe von mehr als neun Zehntel des Nennkapitals der BÖHLER-UDDEHOLM Aktiengesellschaft gehören,

ist voestalpine AG Hauptgesellschafter der BÖHLER-UDDEHOLM Aktiengesellschaft im Sinne des § 1 Abs. 2 GesAusG.

Die nicht der voestalpine AG gehörenden Aktien an der BÖHLER-UDDEHOLM Aktiengesellschaft befinden sich im Streubesitz.

2.2.2. Die Satzung der BÖHLER-UDDEHOLM Aktiengesellschaft enthält keine Bestimmungen, nach denen der Ausschluss von Gesellschaftern nach den Bestimmungen des GesAusG nicht zulässig wäre oder dem Hauptgesellschafter eine höhere als die in § 1 Abs. 2 GesAusG genannte Anteilsquote gehören müsse.

2.3. Die Voraussetzungen für den Gesellschafterausschluss nach § 1 Abs. 1 GesAusG sind damit erfüllt.

2.4. Der Vorstand der BÖHLER-UDDEHOLM Aktiengesellschaft und der Hauptgesellschafter haben betreffend den Gesellschafterausschluss einen Beschlussantrag erstellt. Dieser ist diesem Bericht als Beilage ./1 angeschlossen.

3. Angemessenheit der Barabfindung

Gemäß § 2 Abs. 1 GesAusG hat der Hauptgesellschafter eine angemessene Barabfindung zu gewähren. Der Tag der Beschlussfassung durch die Gesellschafterversammlung gilt als Stichtag für die Feststellung der Angemessenheit. Werden Sonderrechte entzogen, so ist dies bei der Festlegung der Abfindung zu berücksichtigen.

Die vom Hauptgesellschafter festgelegte Barabfindung beträgt **€ 70,26** pro Stückaktie der BÖHLER-UDDEHOLM Aktiengesellschaft.

Zum Zweck der Ermittlung der Angemessenheit der Barabfindung wurde von Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz („Ernst & Young") ein mit 13. Mai 2008 datiertes Gutachten über die Bewertung der BÖHLER-UDDEHOLM Aktiengesellschaft zum 23./24. Juni 2008 eingeholt (das „Ernst & Young Gutachten"). Dieses Gutachten ist diesem Bericht als Beilage ./2 angeschlossen. Die

angebotene Barabfindung gründet sich auf das Ernst & Young Gutachten. Die Barabfindung ist aus folgenden Gründen angemessen:

3.1. Grundsätzliches

3.1.1. Ernst & Young hat als neutraler Gutachter einen objektivierten Unternehmenswert ermittelt. Der Unternehmenswert der BÖHLER-UDDEHOLM Aktiengesellschaft wurde zunächst zum Stichtag des letzten Konzernabschlusses der BÖHLER-UDDEHOLM Aktiengesellschaft, dem 31. März 2008 ermittelt und auf den Tag der Hauptversammlung, in der der Gesellschafterausschluss beschlossen werden soll, also auf den 23. Juni 2008 24:00 Uhr/24. Juni 2008 00:00 Uhr aufgezinst. Die Bewertung wurde unter der Prämisse unveränderter Unternehmensfortführung erstellt. Strategische Prämien wurden nicht berücksichtigt. Ein Minderheitsabschlag wurde nicht vorgenommen. Die Bewertung wurde unter Beibehaltung des bisherigen Unternehmenskonzepts auf Basis der Planungsrechnung der BÖHLER-UDDEHOLM Aktiengesellschaft erstellt. Synergieeffekte aus der Eingliederung der BÖHLER-UDDEHOLM Aktiengesellschaft in den Konzern der voestalpine AG flossen mit jährlich € 58,6 Mio. nachhaltig in die Bewertung der BÖHLER-UDDEHOLM Aktiengesellschaft ein. Ausgegangen wurde von einer Ausschüttungsäquivalenz zwischen der BÖHLER-UDDEHOLM Aktiengesellschaft (Vollausschüttungsfiktion) und der Alternativanlage. Persönliche Ertragsteuern wurden daher nicht berücksichtigt.

3.1.2. Das Ernst & Young Gutachten und dieser Bericht gehen davon aus, dass der sich aus dem Jahresabschluss zum 31. Dezember 2007 sowie aus jenem für das Rumpfgeschäftsjahr 1. Jänner bis 31. März 2008 jeweils ergebende Bilanzgewinn nicht ausgeschüttet, sondern jeweils zur Gänze auf neue Rechnung vorgetragen wird. Der im Ernst & Young Gutachten ermittelte Unternehmenswert schließt daher auch den per 31. März 2008 ausschüttbaren Bilanzgewinn der BÖHLER-UDDEHOLM Aktiengesellschaft ein.

3.1.3. Ernst & Young stand bei der Erstellung des Ernst & Young Gutachtens neben den Jahresabschlüssen der BÖHLER-UDDEHOLM Aktiengesellschaft für die Geschäftsjahre 2006, 2007 und das Rumpfgeschäftsjahr 1. Jänner bis 31. März

2008, sowie den Konzernabschlüssen der BÖHLER-UDDEHOLM Aktiengesellschaft 2006 und 1. Jänner 2007 bis 31. März 2008 die vom Vorstand der BÖHLER-UDDEHOLM Aktiengesellschaft erstellte und von deren Aufsichtsrat in seiner Sitzung vom 17. Dezember 2007 genehmigte mittelfristige Planungsrechnung für die weiteren Geschäftsjahre bis einschließlich das Geschäftsjahr 2010/11 sowie deren Fortschreibung bis 2013/14 zur Verfügung, wobei die Fortschreibung unter Berücksichtigung des Investitionsprogramms und des damit verbundenen Wachstums der BÖHLER-UDDEHOLM Aktiengesellschaft erfolgte. Ernst & Young hat die aktuelle Mittelfristplanung der BÖHLER-UDDEHOLM Aktiengesellschaft (Planbilanz, Plangewinn- und -verlustrechnung sowie Cash Flow Rechnung) unter anderem durch eine Analyse der Ertragslage der BÖHLER-UDDEHOLM Aktiengesellschaft in den Geschäftsjahren 2006 und 2007 analysiert und plausibilisiert.

3.1.4. Die Bewertung erfolgte unter der Annahme der Vollausschüttung der geplanten Jahresüberschüsse der BÖHLER-UDDEHOLM Aktiengesellschaft. Im Ernst & Young Gutachten wurden die Kapitalstruktur und das Finanzergebnis entsprechend der Mittelfristplanung der BÖHLER-UDDEHOLM Aktiengesellschaft gemäß dieser Prämisse adaptiert. Soweit keine ausreichenden Cash Flows zur Finanzierung der Ausschüttung zur Verfügung standen, wurde eine Fremdfinanzierung der Ausschüttungen unterstellt. Die Verzinsung der zur Finanzierung der Ausschüttung erforderlichen Kreditverbindlichkeiten wurde in Höhe eines marktüblichen Fremdkapitalzinssatzes vorgenommen.

Aufgrund des Wachstums in der Vergangenheit, der Zyklizität der Branche und der intensiven Investitionstätigkeiten in den ersten drei Planjahren wurde im Rahmen der Bewertung ein Drei-Phasen-Modell gewählt:

- Der Detailplanungszeitraum (Phase I) basiert auf der vom Aufsichtsrat der BÖHLER-UDDEHOLM Aktiengesellschaft genehmigten Mittelfristplanung ihrer Vermögens-, Ertrags- und Finanzlage. Der Detailplanungszeitraum umfasst die Planjahre 2008/09 bis 2010/11.

- Entsprechend den Anforderungen des Fachgutachtens KFS/BW1 kann eine ewige Rente erst nach dem Erreichen einer nachhaltig stabilen Ertragslage des Bewertungsobjektes angesetzt werden. Die BÖHLER-UDDEHOLM Aktiengesellschaft plant aufgrund von Marktanforderungen in ihrer Mittelfristplanung bedeutende Investitionen. Bis zur geplanten Erreichung eines stabilen Zustandes wurde durch den Vorstand der BÖHLER-UDDEHOLM Aktiengesellschaft für die Planjahre 2011/12 bis 2013/14 (Phase II) eine Fortschreibung der Planungsrechnung unter vereinfachenden Prämissen erstellt.

- Die ewige Rente (Phase III) ab 2014/15 geht von nachhaltigen, als ewige Rente erzielbaren stabilen Unternehmensergebnissen aus. Der Ansatz einer ewigen Rente trägt dem Umstand Rechnung, dass im Rahmen der Unternehmensbewertung von einer unendlichen Unternehmensfortführung ausgegangen wird. In dieser Phase werden Investitionen in Höhe der jährlichen Abschreibungen getätigt, um die Erhaltung der Unternehmenssubstanz zu gewährleisten. Die EBIT- und EBITDA-Margen, die in der ewigen Rente angesetzt wurden, liegen über dem Kalenderjahr 2007.

Die Planungsrechnung (Phasen I + II) stellt eine nominelle Planung der zukünftigen Zahlungsüberschüsse dar. Aus diesem Grund wurden zur Kapitalisierung nominelle Diskontierungssätze herangezogen.

Jene Beteiligungen, die in die Konzernkonsolidierung nicht mit einbezogen wurden, wurden im Rahmen der Bewertung des Ernst & Young Gutachtens zum Buchwert angesetzt. Es wurde davon ausgegangen, dass der Buchwert dem Ertragswert entspricht.

3.2. Zur Bewertung und deren Plausibilisierung herangezogene Methoden

Die Ermittlung des Unternehmenswertes erfolgte unter Heranziehung des Discounted Cash Flow Verfahrens (DCF-Verfahren) gemäß Fachgutachten zur Unternehmensbewertung KFS/BW1 (beschlossen am 27.02.2006 mit Wirkung ab 1.05.2006) des Fachsenats für Betriebswirtschaft und Organisation des Institutes für

Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftreuhänder, Wien, und zwar nach dem Bruttoverfahren (Entity Approach bzw. Flow-to-Entity Approach). Zur Plausibilitätsbeurteilung des nach dem Bruttoverfahren ermittelten Unternehmenswertes wurde auch eine Unternehmensbewertung auf Basis der anderen Variante des DCF-Verfahrens, des Nettoverfahrens (Equity Approach bzw. Flows-to-Equity Approach), eine vergleichende Unternehmensbewertung nach dem Multiplikatorverfahren und der Börsekurs herangezogen.

3.3. Bewertung nach dem Bruttoverfahren

Beim Bruttoverfahren wird der Unternehmenswert in zwei Stufen ermittelt. In einer ersten Stufe wird der Marktwert des Gesamtkapitals (Entity Value) aus der Sicht von Eigen- und Fremdkapitalgebern bestimmt. Der Marktwert des Gesamtkapitals wurde im Rahmen des Ernst & Young Gutachtens entsprechend dem Weighted Average Cost of Capital (WACC) Konzept durch Kapitalisierung der freien Cash Flows mit dem WACC ermittelt. In der zweiten Stufe wird durch den Abzug des Marktwertes des verzinslichen Fremdkapitals der Unternehmenswert als Wert des Eigenkapitals ermittelt.

3.3.1. Ermittlung der freien Cash Flows

Die erwarteten freien Cash Flows wurden im Rahmen des Ernst & Young Gutachtens indirekt auf Basis der Plan-EBITs gemäß IFRS ermittelt. Vom Betriebsergebnis (EBIT) wurden die vollen (fiktiven) Steuern auf das EBIT in Höhe von 28,0% abgezogen. Die Abzugsfähigkeit der Zinsaufwendungen wurde ausschließlich im Diskontierungszinssatz berücksichtigt. Weiters wurden gewisse nicht ausgabenwirksame Positionen addiert sowie nicht einnahmenwirksame Positionen subtrahiert und durch ausgabenwirksame (einnahmenwirksame) Positionen ersetzt:

- Abschreibungen wurden durch Investitionen ersetzt.
- Buchwertabgänge und geplante Firmenwertabschreibungen stellen unbare Aufwendungen dar und wurden daher addiert.

- Erträge aus der Auflösung der Investitionszuschüsse wurden durch Investitionszuschüsse ersetzt.
- Weiters wurde der Dienstzeitanteil der Ansprüche aus Abfertigungen, Pensionen und Jubiläumsgeldern (sog. „Service Cost") addiert, da es sich um nicht ausgabenwirksame Aufwendungen handelt. Die Zinstangente der Abfertigungs-, Pensions- und Jubiläumsgeldrückstellungen wurde in der Planungsrechnung im Finanzergebnis dargestellt. Die Planung des Dienstzeitanteiles erfolgte entsprechend der erwarteten Auszahlungen.
- Das Working Capital wurde über die gesamte Planungsperiode konstant zur Höhe der Betriebsleitung geplant. Aufgrund des geplanten Wachstums des Geschäftes ergibt sich, mit Ausnahme des ersten Planjahres ein Anstieg des Working Capitals.
- Für die Geschäftsjahre 2008/09 bis 2013/14 wurden folgende Planwerte des freien Cash Flows ermittelt:

	2008/09	2009/10	2010/11	2011/12	2012/13	2013/14
Cash Flow (in MEUR)	221,5	99,1	224,4	267,1	279,0	319,0

3.3.2. Weighted Average Cost of Capital (WACC)

Der WACC entspricht der gewichteten Renditeforderung von Fremd- und Eigenkapitalgebern der BÖHLER-UDDEHOLM Aktiengesellschaft.

3.3.2.1 Eigenkapitalisierungszinssatz

Die Eigenkapitalkosten repräsentieren die Renditeforderung der Eigenkapitalgeber für eine der BÖHLER-UDDEHOLM Aktiengesellschaft hinsichtlich Fristigkeit, Risiko und Besteuerung äquivalente Alternativinvestition. Diese Renditeforderung setzt sich aus einem Basiszinssatz für eine risikolose Kapitalmarktanlage und einem Riskozuschlag zusammen. Der Risikozuschlag wurde im Rahmen des Ernst & Young Gutachtens nach dem Capital Asset Pricing Model (CAPM) ermittelt.

3.3.2.1.1. Basiszinssatz

Als Basiszinssatz (risikolose Kapitalmarktanlage) wurde entsprechend dem Fachgutachten KFS/BW1 die durchschnittliche Rendite (Yield to Maturity) eines 25 jährigen Zins-Strip der österreichischen Bundesanleihe von 4,70 % (gerundet) zum Bewertungsstichtag 31.03.2008 angesetzt und in geeigneter Form plausibilisiert.

3.3.2.1.2. Risikozuschlag

Das Ernst & Young Gutachten hat einen marktorientierten Risikozuschlag auf Grundlage des CAPM ermittelt. Danach ergibt sich der bei der Bewertung der BÖHLER-UDDEHOLM Aktiengesellschaft anzusetzende Risikozuschlag durch Multiplikation der Marktrisikoprämie mit dem unternehmensindividuellen Betafaktor.

3.3.2.1.3. Marktrisikoprämie

Die Marktrisikoprämie gilt das allgemeine unternehmerische Risiko ab. Sie ergibt sich als Differenz zwischen der Marktrendite und dem risikolosen Basiszinssatz. Im Rahmen des Ernst & Young Gutachtens wurde die Marktrisikoprämie mit 5,27% festgesetzt, dies aufgrund einer Gewichtung entsprechend den Absatzmärkten der BÖHLER-UDDEHOLM Aktiengesellschaft, die auf der Grundlage der in den jeweiligen Märkten erzielten EBITs in Relation zum gesamten EBIT (vor Konsolidierung) der BÖHLER-UDDEHOLM Aktiengesellschaft vorgenommen wurde.

3.3.2.1.4. Betafaktor

Das systematische Risiko stellt eine Abweichung (Kovarianz) positiver oder negativer Art vom Erwartungswert dar. Das Maß für das systematische Risiko eines bestimmten Wertpapiers ist der Betafaktor. Er drückt die Volatilität des Kurses des zu bewertenden Unternehmens, hier der BÖHLER-UDDEHOLM Aktiengesellschaft, im Verhältnis zur Volatilität des Marktportfolios aus. Demnach

gibt er das Ausmaß der Veränderung der Einzelrendite der BÖHLER-UDDEHOLM Aktie bei Veränderung der Marktrendite an. Auf Basis des CAPM ergibt sich der Risikozuschlag für das zu bewertende Unternehmen durch Multiplikation der Marktrisikoprämie mit dem unternehmensindividuellen Betafaktor. Der Verschuldungsgrad des zu bewertenden Unternehmens hat einen erheblichen Einfluss auf den Betafaktor. Je höher der Verschuldungsgrad des zu bewertenden Unternehmens ist, desto höher ist auch das finanzwirtschaftliche Risiko der Eigenkapitalgeber und damit grundsätzlich auch ihre Renditeforderung.

Als Basis wurde der originäre Betafaktor der börsenotierten BÖHLER-UDDEHOLM Aktiengesellschaft, als Marktportfolio der Österreichische Börseindex ATX (Austrian Traded Index) herangezogen. Der unverschuldete Betafaktor der BÖHLER-UDDEHOLM Aktiengesellschaft beträgt 0,72, dies ohne Berücksichtigung des Zeitraums ab 1. April 2007.

Unter Berücksichtigung des jeweils geplanten Verschuldungsgrades der BÖHLER-UDDEHOLM Aktiengesellschaft wurde für ein jedes Geschäftsjahr von 2008/9 bis 2013/14 ein an den Verschuldensgrad angepasster („relevered") Betafaktor zwischen 0,88 und 1,00 ermittelt.

3.3.2.1.5. Unsystematisches Risiko

Das unsystematische Risiko beruht dagegen nicht auf Einflüssen des Marktes sondern ist unternehmensspezifisch und geht auf Unsicherheiten durch Managementfehler, Wettbewerbsnachteile etc zurück. Es wird davon ausgegangen, dass der Markt das unsystematische Risiko – im Gegensatz zum systematischen – nicht vergütet, weshalb es auch die Renditeforderung von Eigenkapitalgebern nicht beeinflusst und nicht in die Berechnung des Eigenkapitalzinssatzes einfließt.

3.3.2.2. Fremdkapitalzinssatz

Die Ermittlung des Fremdkapitalzinssatzes der BÖHLER-UDDEHOLM Aktiengesellschaft erfolgte auf Grundlage eines entsprechend den verschiedenen Refinanzierungsquellen gewichteten Fremdkapitalzinssatzes. Die Gewichtung des

Fremdkapitalzinssatzes wurde auf Basis der geplanten Werte der Refinanzierungsquellen periodenspezifisch vorgenommen. Die Gewichtung erfolgte wie folgt:

- Rückstellungen für Sozialkapital: Die Rückstellungen für Sozialkapital umfassen Rückstellungen für Abfertigungen, Pensionen sowie Jubiläumsgeldrückstellungen. Die Verzinsung der Rückstellungen für Sozialkapital beträgt 5,5%.
- Verbindlichkeiten gegenüber Kreditinstituten: Diese umfassen sämtliche fix und variabel verzinsten Investitions-, Export- und Kontokorrentkredite der BÖHLER-UDDEHOLM Aktiengesellschaft gegenüber Kreditinstituten. Der gewichtete Durchschnittszinssatz dieser Verbindlichkeiten beträgt 4,9%.
- Verbindlichkeiten gegenüber Verbundenen Unternehmen sowie Verbindlichkeiten aus der Finanzierung der Vollausschüttungen: Die Konditionen zu denen sich die BÖHLER-UDDEHOLM Aktiengesellschaft und die voestalpine AG am Kapitalmarkt refinanzieren können, entsprechen einem „strong investment Grade" was am ehesten einem Rating von Schuldnern mit einer Bonität von BBB+ entspricht. Die künftige marktübliche Refinanzierung der BÖHLER-UDDEHOLM Aktiengesellschaft wird daher auf Basis des Zinsniveaus zum 31. März 2008 in Höhe von 5,8% liegen. Die Herleitung dieses Fremdkapitalzinssatzes erfolgte unter Heranziehung der Zinsstruktur des österreichischen 10-Jahres Zinsswaps von 4,41% (gerundet) zum 31. März 2008 und unter Berücksichtigung eines Aufschlages (Credit-Spread) von 140 Basispunkten (gerundet) zum 31. März 2008 und unter Berücksichtigung eines Aufschlages (Credit-Spread) von 140 Basispunkten (gerundet). Dieser Spread basiert auf dem durchschnittlichen 10-jährigen Spread von Industrieanleihen des Euroraumes mit einem Rating von BBB+ auf die Rendite des 10- jährigen Zinsswaps zum 31. März 2008. Im Rahmen dieser Bewertung wurde der Credit-Spread trotz ansteigender Verschuldung beibehalten.

Aufgrund der Tatsache, dass die Zinszahlungen an die Fremdkapitalgeber als steuerliche Betriebsausgabe absetzbar sind, wurde ein Ertragsteuersatz von 28,0 % in Abzug gebracht. Der aktuelle Ertragsteuersatz der BÖHLER-UDDEHOLM Aktiengesellschaft für den Zeitraum 1. Jänner 2007 bis 31. März 2008 beträgt

28,5%. In der Planungsperiode wurde vom Management der BÖHLER-UDDEHOLM Aktiengesellschaft von einem Steuersatz von 28,0 % ausgegangen. Dies entspricht auch in etwa dem langjährigen Durchschnitt.

3.3.2.3. Gewichtung von Fremd- und Eigenkapital

Die Ermittlung des WACC erfolgt entsprechend den gewichteten Durchschnittskosten des Fremd- und Eigenkapitals. Das Ernst & Young Gutachten hat diese Gewichtung auf der Basis der Markwerte von Eigen- (Entity Value) und Fremdkapital vorgenommen, wobei davon ausgegangen wurde, dass der Buchwert des Fremdkapitals dessen Marktwert entspricht. Allerdings entspricht der Marktwert des Eigenkapitals nicht der Bilanzposition „Eigenkapital". Die Berechnung der Eigen- und Fremdkapitalquoten auf Marktwertbasis erfolgten daher periodenspezifisch und iterativ auf Grundlage der sich jährlich aus der Planung ergebenden Marktwerte des Eigenkapitals der BÖHLER-UDDEHOLM Aktiengesellschaft sowie der geplanten verzinslichen Nettoverbindlichkeiten der einzelnen Planjahre. Auf dieser Basis ergeben sich folgende Gewichtungen von Eigen- und Fremdkapital:

	2008/09	2009/10	2010/11	2011/12	2012/13	2013/14
Gewichtung Eigenkapital	76,0 %	70,6 %	68,6 %	67,0 %	65,5 %	64,9 %
Gewichtung Fremdkapital	24,0 %	29,4 %	31,4 %	33,0 %	34,5 %	35,1 %

3.3.2.4 Ermittlung WACC

Aufgrund der wie oben dargestellten Größen (Basiszinssatz, Marktrisikoprämie, Betafaktor, Fremdkapitalzinssatz und Gewichtung von Fremd- und Eigenkapital) ergeben sich folgende periodenspezifische WACCs:

2008/09	2009/10	2010/11	2011/12	2012/13	2013/14
8,01 %	7,94 %	7,92 %	7,89 %	7,87 %	7,86%

3.3.3. Ewige Rente

Für die Jahre nach 2013/14 erfolgte im Rahmen der Wertermittlung des Ernst & Young Gutachtens der Ansatz einer ewigen Rente. Für diesen Zeitraum wurde davon ausgegangen, dass die freien Cash Flows nur noch um einen im WACC berücksichtigten Wachstumsfaktor wachsen und das Geschäft in Summe daher stabil wächst.

Im vorliegenden Fall lag eine nominelle Planung vor. Das in der ewigen Rente erwartete nominelle Wachstum wird in der Bewertung über einen Wachstumsfaktor dargestellt. Im Rahmen der Bewertung wurde ein Wachstumsfaktor in Höhe von 1% angesetzt.

Die Höhe des Wachstumsfaktors wurde auf Basis folgender Faktoren festgelegt:

- In der Bewertung wurde von einer Vollausschüttung der Jahresergebnisse ausgegangen. Aufgrund dieser Bewertungsprämisse der Vollausschüttung können Gewinne nicht zum operativen Wachstum herangezogen werden.

- In der ewigen Rente wurden lediglich Ersatzinvestitionen in Höhe der geplanten Abschreibungen angesetzt und damit eine Aufrechterhaltung der bestehenden betrieblichen Kapazitäten unterstellt.

Im Rahmen des Ansatzes der ewigen Rente wurde die Betriebsleistung entsprechend dem geplanten Wachstumsfaktor von 1 % p.a. inflationiert. Die EBITDA-Marge wurde in Höhe von 15,9 % der Betriebsleistung angesetzt. Dies liegt über der EBITDA-Marge des Geschäftsjahres 2007 (Jänner bis Dezember). Die für Zwecke der Berechnung der ewigen Rente angesetzte EBITDA-Marge liegt am oberen Ende jener Bandbreiten, innerhalb derer der Vorstand der BÖHLER-UDDEHOLM Aktiengesellschaft EBITDA-Margen vorgegeben hat.

3.3.4. Addition des nicht betriebsnotwendigen Vermögens und Abzug der verzinslichen Nettoverbindlichkeiten, Dividenden per 31. Dezember 2007 und 31. März 2008, Abschläge

Zu dem nach dem Bruttoverfahren des DCF-Verfahrens ermittelten Entity Value der BÖHLER-UDDEHOLM Aktiengesellschaft (siehe 3.3.1 bis 3.3.3 oben) wurde der Wert des nicht betriebsnotwendigen Vermögens der BÖHLER-UDDEHOLM Aktiengesellschaft (eine Liegenschaft) sowie der Barwert der steuerlichen Verlustvorträge addiert und die verzinslichen Nettoverbindlichkeiten zum Bewertungsstichtag 31. März 2008 in Abzug gebracht.

Würden die Bilanzgewinne gemäß dem Jahresabschluss zum 31. Dezember 2007 sowie jenem für das Rumpfgeschäftsjahr 1. Jänner bis 31. März 2008 ausgeschüttet, müsste die BÖHLER-UDDEHOLM Aktiengesellschaft zur Finanzierung solcher Ausschüttungen Fremdkapital in voller Höhe der Ausschüttungen aufnehmen. Entsprechend würden sich die vom Entity Value abzuziehenden verzinslichen Nettoverbindlichkeiten erhöhen und sich der Equity Value der BÖHLER-UDDEHOLM Aktiengesellschaft vermindern.

Minderheits- oder Illiquiditätsabschläge wurden nicht vorgenommen.

3.3.5. Das Ergebnis wurde mit dem Kapitalisierungszinssatz des WACC für 2008/09 auf den 23. Juni 2008 24:00 Uhr/24. Juni 2008 0:00 Uhr aufgezinst. Der sich ergebende Betrag von MEUR 3.583,1 entspricht dem Unternehmenswert der BÖHLER-UDDEHOLM Aktiengesellschaft zum 23./24 Juni 2008. Geteilt durch die Zahl der Stückaktien der BÖHLER-UDDEHOLM Aktiengesellschaft ergibt sich sohin nach dem Bruttoverfahren ein Wert von € 70,26 je BÖHLER-UDDEHOLM Aktie per 23. Juni 2008 24:00 Uhr/24. Juni 2008 0:00 Uhr.

3.4. Plausibilisierung nach dem Nettoverfahren

Als Ergänzung zur Unternehmensbewertung auf Basis des Bruttoverfahrens (siehe 3.3. oben) wurde im Ernst & Young Gutachten auch eine Unternehmensbewertung auf Grundlage des Nettoverfahrens vorgenommen. Die Ausgangsbasis für die Ermittlung der Flows-to-Equity entsprechen im Zuge dieser Bewertung den geplanten Jahresüberschüssen der BÖHLER-UDDEHOLM Aktiengesellschaft. Ausgangsbasis für ihre Ermittlung bildete das geplante Ergebnis der gewöhnlichen Geschäftstätigkeit (EGT), auf dessen Basis folgende Anpassungen vorgenommen wurden, um die Flows-to-Equity zu ermitteln:

- Anteile von Minderheitsgesellschaftern von Konzerngesellschaften am Ergebnis wurden in Abzug gebracht.
- Ertragsteuern in Höhe von 28,0 % wurden in Abzug gebracht.
- Abschreibungen wurden durch Investitionen ersetzt.
- Buchwertabgänge und geplante Firmenwertabschreibungen stellen unbare Aufwendungen dar und wurden daher addiert.
- Erträge aus der Auflösung der Investitionszuschüsse wurden durch Investitionszuschüsse ersetzt.
- Veränderungenen des Working Capitals (Umlaufvermögen ohne Liquide Mittel), nicht verzinste Verbindlichkeiten, Rückstellungen (inklusive der Rückstellungen für Sozialkapital) wurden berücksichtigt.
- Veränderungen der Finanzverbindlichkeiten (Aufnahmen und Tilgungen von Finanzverbindlichkeiten) wurden berücksichtig.
- Zur Finanzierung der Vollausschüttung der geplanten Jahresüberschüsse wurden zusätzliche Kreditverbindlichkeiten angesetzt. Diese wurden während des gesamten Planungszeitraums in Höhe des gesamten zusätzlichen Finanzierungsbedarfs fortgeschrieben und bei der Ermittlung der Cash Flows-to-Equity berücksichtigt.

Da die Flows-to-Equity ausschließlich den Eigenkapitalgebern zur Verfügung stehen, wurden sie auf Grundlage der periodenspezifischen Eigenkapitalkosten der BÖHLER-UDDEHOLM Aktiengesellschaft auf den Bewertungsstichtag

kapitalisiert. Der Unternehmenswert (Equity Value) nach dem Nettoverfahren ergibt sich aus dem Barwert der kapitalisierten Flows-to-Equity und wurde um den Marktwert des nichtbetriebsnotwendigen Vermögens sowie um steuerliche Verlustvorträge erhöht. Das Ergebnis wurde mit dem Eigenkapitalzinssatz für 2008/09 auf den 23. Juni 2008 24:00 Uhr/24. Juni 2008 00:00 Uhr aufgezinst. Der sich ergebende Betrag von MEUR 3.415,2 entspricht dem Unternehmenswert der BÖHLER-UDDEHOLM Aktiengesellschaft zum 23./24. Juni 2008 nach dem Nettoverfahren. Geteilt durch die Zahl der Stückaktien der BÖHLER-UDDEHOLM Aktiengesellschaft ergibt sich sohin nach dem Nettoverfahren ein Wert von EUR 66,96 je BÖHLER-UDDEHOLM Aktie per 23. Juni 2008 24:00 Uhr/24. Juni 00:00 Uhr.

3.5. Plausibilisierung nach Marktbewertung

Weiters wurde im Ernst & Young Gutachten eine vergleichende Unternehmensbewertung nach dem Multiplikatorverfahren angestellt. Dabei wurden so genannte Trading Multiples im Rahmen der Similar Public Company Methode analysiert. Diesem Ansatz liegt die Annahme zugrunde, dass Unternehmen, die sich hinsichtlich ihrer wesentlichen betriebswirtschaftlichen Rahmenbedingungen gleichen, auch den gleichen Unternehmenswert haben sollten. Zu diesem Zweck wird aus einem Referenzwert und dem korrespondierenden Unternehmenswert vergleichbarer börsenotierter Unternehmen (Peer-Group) eine Verhältniszahl (Multiplikator) ermittelt. Diese Verhältniszahl wird in weiterer Folge mit der entsprechenden Finanzkennzahl des zu bewertenden Unternehmens multipliziert. Als Referenzgrößen kommen dabei in erster Linie Umsatz- und Ertragsgrößen (EBITDA, EBIT, Jahresüberschuss) oder Substanzgrößen (Buchwert des Eigenkapitals) zur Anwendung.

Im Ernst & Young Gutachten wurde im Rahmen der vergleichenden Marktbewertung auf die Ertragsgrößen EBITDA, EBIT und Jahresüberschuss nach Minderheitsanteilen am Ergebnis zurückgegriffen. Als Peer-Group wurden Carpenter Technology Corp., Sandvik AB, Charter Plc, Daido Steel Co Ltd, Schmolz + Bickenbach AG, Ladish Co Inc und Precision Castparts Corp ausgewählt. Die Ertragsgrößen der Vergleichsunternehmen für den

Analysezeitpunkt wurden für das Ist-Jahr 2007 aus den aktuellen Jahresabschlüssen und sonstigen Veröffentlichungen von aktuellen Ergebnissen und für die Planjahre 2008 bis 2010 aus aktuellen Einschätzungen von Analysten abgeleitet. Die verzinslichen Nettoverbindlichkeiten der Peer-Group Unternehmen wurden auf Grundlage der aktuellsten veröffentlichten Zwischen- und Geschäftsberichte der Unternehmen ermittelt. Der Unternehmenswert wurde jeweils aus der Börsekapitalisierung der Vergleichsunternehmen unter Hinzurechnung der verzinslichen Nettoverbindlichkeiten errechnet.

Zur Ermittlung des Marktwertes des Eigenkapital (Equity Value) wurden die durch Anwendung von EBITDA- und EBIT-Multiplikatoren ermittelten Unternehmenswerte um die verzinslichen Nettoverbindlichkeiten reduziert. Aus der Verwendung des Price/Earnings-Multiples resultiert unmittelbar der Marktwert des Eigenkapitals.

Bezogen auf die Ertragsgrößen der BÖHLER-UDDEHOLM Aktiengesellschaft für das Kalenderjahr 2007 und die Geschäftsjahre 2008/09 und 2009/10 ergab sich nach dem Ernst & Young Gutachten aus realistischen Bandbreiten von Multiplikatoren ein Marktwert des Eigenkapitals der BÖHLER-UDDEHOLM Aktiengesellschaft in Höhe von € 69,18 je Stückaktie.

3.6. Vergleich mit gewichteten Durchschnitten von Börsekursen

Schließlich wurden noch die gewichteten Durchschnittskurse der Aktie der BÖHLER-UDDEHOLM Aktiengesellschaft an der Wiener Börse für zwei Zeiträume, jeweils bis zum 25. März 2008, ermittelt. An diesem Tag wurde nach Börseschluss bekannt gegeben, dass voestalpine AG einen Beteiligungsgrad von 90 % bei BÖHLER-UDDEHOLM Aktiengesellschaft überschritten habe und einen Gesellschafterausschluss plane. Börsekurse nach diesem Zeitpunkt werden daher als durch diese Bekanntgabe und Ankündigung verzerrt außer Betracht gelassen. Ermittelt wurde der gewichtete Durchschnittskurs für einen Zeitraum von drei und sechs Monaten, jeweils endend mit dem 25. März 2008. Die gewichteten Durchschnittskurse lauten wie folgt:

drei Monate bis 25. März 2008: EUR 66,11
sechs Monate bis 25. März 2008: EUR 67,85

Beide ermittelten Durchschnittskurse liegen unter dem als Barabfindung festgesetzten Betrag von EUR 70,26 je Aktie der BÖHLER-UDDEHOLM Aktiengesellschaft. Daher besteht auch aus diesem Grund kein Anlass, die Angemessenheit der Barabfindung der BÖHLER-UDDEHOLM Aktie in Zweifel zu ziehen.

3.7. Besondere Schwierigkeiten bei der Bewertung des Unternehmens sind nicht aufgetreten.

3.8. Sonderrechte iSd § 2 Abs. 1 letzter Satz GesAusG werden keine entzogen.

4. Hinweise

4.1. **(Hinweis gemäß § 3 Abs. 1 GesAusG:)** Gemäß § 3 Abs. 1 GesAusG wird darauf hingewiesen, dass jedem Minderheitsgesellschafter ein Anspruch auf eine angemessene Abfindung gemäß § 2 GesAusG zusteht. Die Höhe und die Angemessenheit der festgelegten Barabfindung wurde bereits in Punkt 3. erläutert und begründet.

4.2. Die Richtigkeit des vorliegenden Berichts und die Angemessenheit der Barabfindung werden zusätzlich von einem gerichtlich bestellten sachverständigen Prüfer geprüft (§ 3 Abs. 2 GesAusG). Über Antrag des Aufsichtsrats der BÖHLER-UDDEHOLM Aktiengesellschaft und der voestalpine AG hat das zuständige Handelsgericht Wien mit Beschluss vom 7. April 2008 die PwC Transaction Services Wirtschaftsprüfung GmbH (FN 84985 d), Erdbergstraße 200, 1030 Wien, zum sachverständigen Prüfer gemäß § 3 Abs. 2 GesAusG bestellt. Dieser Beschluss liegt diesem Bericht als Beilage ./3 bei.

4.3. In der Folge wird auch der Aufsichtsrat der BÖHLER-UDDEHOLM Aktiengesellschaft den Ausschluss auf Grundlage des vorliegenden Berichts und des

Berichts des sachverständigen Prüfers prüfen und darüber einen schriftlichen Bericht erstatten (§ 3 Abs. 3 GesAusG).

4.4. Der Beschlussantrag, der vorliegende Bericht, die Berichte des sachverständigen Prüfers und des Aufsichtsrats, das Gutachten der Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz, auf dem die Beurteilung der Angemessenheit beruht und die Jahresabschlüsse und Lageberichte der BÖHLER-UDDEHOLM Aktiengesellschaft für die letzten drei Geschäftsjahre werden gemäß § 3 Abs. 5 GesAusG während mindestens eines Monats vor der beschlussfassenden Hauptversammlung am Sitz der BÖHLER-UDDEHOLM Aktiengesellschaft aufliegen; auf Verlangen wird jedem Aktionär unverzüglich und kostenlos eine Abschrift dieser Unterlagen erteilt. Diese Unterlagen werden überdies auf der Homepage der BÖHLER-UDDEHOLM Aktiengesellschaft, www.bohler-uddeholm.com, unter Investors Relations, abrufbar sein und auch in der beschlussfassenden Hauptversammlung aufgelegt.

4.5. Der Hauptgesellschafter bestellt Bank Austria Creditanstalt AG zum Treuhänder gemäß § 2 Abs. 3 GesAusG. Bei diesem wird seitens des Hauptgesellschafters als Voraussetzung für die Einberufung der Hauptversammlung der Gesamtbetrag der Barabfindung in Höhe von € 328.019.559,78 erlegt werden.

4.6. Mit Eintragung des zu fassenden Beschlusses der Hauptversammlung über den Ausschluss in das Firmenbuch gehen alle Anteile (Stückaktien) der Minderheitsgesellschafter an der BÖHLER-UDDEHOLM Aktiengesellschaft auf den Hauptgesellschafter voestalpine AG über. Die über diese Aktien ausgestellten Wertpapiere verbriefen ab diesem Zeitpunkt nur noch den Anspruch auf Barabfindung.

4.7. Die Auszahlung der Barabfindung erfolgt spesenfrei Zug um Zug gegen Übertragung der den Anspruch auf Barabfindung verbriefenden Wertpapiere auf den Hauptgesellschafter voestalpine AG. Die Barabfindung ist zwei Monate nach dem Tag fällig, an dem die Eintragung des Beschlusses über den Ausschluss in das Firmenbuch gemäß § 10 UGB als bekannt gemacht gilt (Tag der Aufnahme der Bekanntmachung der Eintragung in die Ediktsdatei der Justiz

www.edikte.justiz.gv.at). Sie ist ab dem der Beschlussfassung durch die Hauptversammlung folgenden Tag bis zur Fälligkeit mit jährlich zwei Prozentpunkten über dem jeweils geltenden Basiszinssatz zu verzinsen. Der Basiszinssatz beträgt derzeit 3,19% p.a. Grundlage für die Feststellung von Veränderungen des Basiszinssatzes ist der von der Europäischen Zentralbank auf ihre Hauptrefinanzierungsoperationen angewendete Zinssatz. Änderungen des Basiszinssatzes werden von der Oesterreichischen Nationalbank im Amtsblatt der Wiener Zeitung verlautbart. Der Anspruch auf Barabfindung verjährt innerhalb von drei Jahren.

4.8. **(Hinweis gemäß § 3 Abs. 1 GesAusG:)** Ferner wird gemäß § 3 Abs. 1 GesAusG darauf hingewiesen, dass die Gesellschafter beim Handelsgericht Wien als dem Gericht, in dessen Sprengel BÖHLER-UDDEHOLM Aktiengesellschaft ihren Sitz hat, innerhalb einer Frist von einem Monat nach dem Tag, an dem die Eintragung des Beschlusses über den Ausschluss in das Firmenbuch gemäß § 10 UGB als bekannt gemacht gilt (Tag der Aufnahme der Bekanntmachung der Eintragung in die Ediktsdatei der Justiz www.edikte.justiz.gv.at), einen Antrag auf Überprüfung des Barabfindungsangebots stellen können (vgl. dazu § 6 GesAusG). Dies gilt auch dann, wenn sie dem Beschluss in der Hauptversammlung zustimmen.

5. Abschließende Feststellungen

Der Vorstand der BÖHLER-UDDEHOLM Aktiengesellschaft und der Hauptgesellschafter voestalpine AG haben den geplanten Gesellschafterausschluss durch Übertragung der Anteile der Minderheitsgesellschafter der BÖHLER-UDDEHOLM Aktiengesellschaft auf die voestalpine AG als Hauptgesellschafter gegen Gewährung einer angemessenen Barabfindung geprüft und im vorliegenden Bericht insbesondere die Voraussetzungen des Ausschlusses dargelegt und die Angemessenheit der Barabfindung erläutert und begründet. Der Vorstand der BÖHLER-UDDEHOLM Aktiengesellschaft und der Hauptgesellschafter voestalpine AG treffen die nachstehenden Feststellungen im Zusammenhang mit dem geplanten Gesellschafterausschluss:

- Der geplante Gesellschafterausschluss entspricht den gesetzlichen Bestimmungen.

- Die den Minderheitsgesellschaftern zu gewährende Barabfindung von Euro 70,26 pro Stückaktie der BÖHLER-UDDEHOLM Aktiengesellschaft ist aus den in Punkt 3 dargelegten Gründen angemessen.

- Aus Anlass des Gesellschafterausschlusses wird keinem Mitglied des Vorstandes oder des Aufsichtsrates der BÖHLER-UDDEHOLM Aktiengesellschaft oder des Hauptgesellschafters voestalpine AG ein besonderer Vorteil gewährt.

Beilagen:

Beilage ./1	Entwurf des Beschlussantrages
Beilage ./2	Gutachten über die Bewertung der BÖHLER-UDDEHOLM Aktiengesellschaft von Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz, vom 13. Mai 2008
Beilage ./3	Beschluss des Handelsgerichts Wien vom 7. April 2008 über die Bestellung der PwC Transaction Services Wirtschaftsprüfung GmbH (FN 84985 d), Erdbergstraße 200, 1030 Wien, zum sachverständigen Prüfer gemäß § 3 Abs. 2 GesAusG.

Wien, am 14. Mai 2008

Die Mitglieder des Vorstands der BÖHLER-UDDEHOLM Aktiengesellschaft

Dkfm. Dr. Claus Josef Raidl geb. 06.11.1942	Mag. Horst Königslehner geb. 14.07.1953
DI Heimo Stix geb. 15.08.1954	Dipl.Ing. Franz Rotter geb. 30.07.1957

Linz, am 13. Mai 2008

Die Mitglieder des Vorstands des Hauptgesellschafters voestalpine AG

Dr. Wolfgang Eder geb. 05.02.1952	Mag. Wolfgang Spreitzer geb. 12.11.1951
Dipl.Ing. Josef Mülner geb. 11.12.1947	Dipl.Ing. Franz Hirschmanner geb. 18.05.1953
Mag. Dipl.Ing. Robert Ottel geb. 23.08.1967	Dkfm. Dr. Claus J. Raidl geb. 06.11.1942

08- 35027

This Document is a non binding English convenience translation.

Vienna Commercial Court
Marxergasse 1a
1030 Vienna
01/515 28

DVR: 0550922

FN 78568 t
74 Fr 3512/08a - 3
Please quote registry number and Fr-number in all queries!

Application to Appoint an Expert Appraiser
received on 3 April 2008

7 April 2008

DECISION

Registry filing with registration number FN 78568 t
BÖHLER-UDDEHOLM Aktiengesellschaft
Modecenterstraße 14/A/3
1030 Vienna
Registered office in Vienna

The Court appoints

PwC Transaction Services Wirtschaftsprüfung GmbH
Erdbergstraße 200
(FN 84985d)

as expert appraiser pursuant to Section 3 (2) of the Austrian Minority Shareholders Squeeze-out Act. Any reasons for disqualification as defined in Section 220b of the Austrian Stock Corporation Act in conjunction with Section 271 *et seq* of the Austrian Business Corporations Code shall be promptly notified.

Vienna Commercial Court
Department 7
Dr. Andrea Roschek
(Judge)

RECEIVED
2008 JUN 12 A 2:21

Handelsgericht Wien
Marxergasse 1a
1030 Wien
01/515 28

www.justiz.gv.at

DVR: 0550922

FN 78568 t
74 Fr 3512/08 a - 3

Bitte bei allen Anfragen und Eingaben FN-Nummer und Fr-Zahl angeben

BG007/074/Fr

Antrag auf Best. eines sachver. Prüfers
eingelangt am 3.4.2008

7. April 2008

BESCHLUSS

Firmenbuchsache mit der Firmenbuchnummer FN 78568 t
BÖHLER-UDDEHOLM Aktiengesellschaft
Modecenterstraße 14/A/3
1030 Wien
Sitz in politischer Gemeinde Wien

Zum Prüfer gemäß § 3 (2) GesAusG wird

PwC Transaction Services Wirtschaftsprüfung GmbH
Erdbergstraße 200
1030
(FN 84985d)

bestellt.
Allfällige Ausschlussgründe gemäß § 220 b AktG iVm §§ 271 ff UGB sind unverzüglich bekanntzugeben.

Handelsgericht Wien
Gerichtsabteilung 7
Dr. Andrea Roschek
(Richterin)

82 35027

PRICEWATERHOUSECOOPERS

PwC Transaction Services
Wirtschaftsprüfung GmbH
Erdbergstraße 200
1030 Wien
Tel.: +43 (1) 501 88 - 0
Fax: +43 (1) 501 88 - 601
www.pwc.at

(Note: This is a translation of the Audit Report pursuant to 3 § par. 2 GesAusG of 14 May 2008.
This Document is a non binding English convenience translation.
See list at the end for abbreviations)

RMI ,WFE, SCT, KCT
ev_Bericht3§GesAusG BU-
VA10_clean translation
28. Mai 2008

Audit Report pursuant to § 3 par. 2 GesAusG on the planned squeeze-out of the minority shareholders of

BÖHLER-UDDEHOLM Aktiengesellschaft

by the Majority Shareholder

voestalpine AG

Vienna, 14 May 2008

Table of Contents

1. Assignment and Execution of the Assignment

1. voestalpine AG, Linz ("voestalpine" or "Majority Shareholder"), Majority Shareholder of BÖHLER-UDDEHOLM Aktiengesellschaft, Vienna ("BU AG", "Böhler-Uddeholm" or "Company") intends to squeeze-out the minority shareholders of BU AG for payment of an adequate cash compensation pursuant to GesAusG. The resolution regarding the transfer of the shares of the minority shareholders of BU AG is planned to be passed at the ordinary general shareholders' meeting of the Company on 23 June 2008 (to be continued if necessary on 24 June 2008).

2. The Commercial Court passed the resolution on 7 April 2008 (Record Reference No. 74 Fr 3512/08 a -3) based on the joint motion of the Supervisory Board of the Company and the Majority Shareholder to assign PwC Transaction Services Wirtschaftsprüfung GmbH, Vienna (PwC) as expert auditor pursuant to § 3 par. 2 GesAusG.

3. Pursuant to § 3 par. 2, GesAusG our audit covers

   - The correctness of the Report of the Management Board of BU AG and of the Majority Shareholder pursuant to § 3 par. 1 GesAusG, and

   - The adequateness of the cash compensation pursuant to § 2 par. 2 GesAusG.

4. We conducted our work during the months of April and Mai 2008 at the premises of BU AG, at the office of Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz (E&Y) and at our office in Vienna. The following documents were available to us for the audit:

   - The joint Report of the Management Board of the Company and of the Majority Shareholder pursuant to § 3 par. 1 GesAusG of 13/14 May 2008,

   - The letter of voestalpine addressed to the Management Board of the Company of 31 March 2008 in which the Majority Shareholder presents the request to have the shares of the minority shareholders transferred to the Majority Shareholder,

   - The draft of an application to adopt a resolution addressed to the general shareholders' meeting of BU AG on the squeeze-out of minority shareholders,

   - The audited annual financial statements of BU AG for the years ending on 31 December 2006, 31 December 2007 and 31 March 2008 respectively as well as the audited consolidated

financial statements of the BU group for the years ending on 31 December 2006 and 31 March 2008,

- Excerpts from the documents for the meeting of the Supervisory Board of BU AG of 17 December 2007,
- The expert opinion of E&Y of 13 May 2008 on the valuation of BU AG as of 23/24 June 2008 as well as the preceding draft versions, working materials and calculation models,
- Materials on the financial projections of BU AG for the years 2008/09 to 2013/14.

5. All of the information and evidence we requested was made available to us without hesitation by the staff assigned by the Management Boards of the Company and of the Majority Shareholder, and by the expert auditor E&Y. The Management Board members of voestalpine and of BU AG have assured us in writing that the explanations and information, which are of relevance for the preparation of the Audit Report, are complete and have been given correctly. We have added the corresponding declarations of completeness to our documentation.

6. The results of our audit are based on an examination of the documents of BU AG, interviews with the employees assigned to the task of preparing the financial projections of the company and the valuation expert opinion of E&Y and supplementary information by E&Y.

7. Should there be any changes to material fundamental data on which the valuation is based between the time of the closing of our audit and the time the resolution is passed at the ordinary general shareholders' meeting of BU AG on 23 June 2008 (to be continued if necessary on 24 June 2008), then such changes will be taken into consideration when calculating the cash compensation.

8. When conducting the assignment, we have taken the Expert Opinion into account on Company Valuations of the Expert Panel for Business Administration and Organization of the Institute for Business Administration, Tax Law and Organization of the Austrian Chamber of Professional Accountants and Tax Advisors of 27 February 2006 (KFS BW1 2006) and the recommendations of the Working Group Company Valuations of the aforementioned Expert Panel (Working Group Company Valuations).

9. The execution of this assignment and our responsibility, also with respect to relations with third parties, are subject to PwC's Conditions and Terms of Business and the General Conditions and Terms of Business of Professional Accountants and Tax Advisors in Austria, of 31 August 2007, as amended. A copy of these documents is attached to this report.

2. Object and Scope of the Audit pursuant to § 3 par. 2 GesAusG

10. The object and scope of our audit results from § 3 par. 2 GesAusG. Thus, the object of the audit is the correctness of the Report of the Management Board of BU AG and of the Majority Shareholder pursuant to § 3 par. 1 GesAusG and the adequateness of the cash compensation.

11. §220b par. 3 to 5 AktG is accordingly applicable to our activities. Among other things, this means that we must report the findings of the audit in writing and our audit must close with an explanation of whether the cash compensation is adequate. We investigated the following matters in the course of our audit of the adequateness of the cash compensation determined for the transfer of the shares of the minority shareholders to the Majority Shareholder:

- The methods applied for determining the cash compensation;
- Whether the application of these methods are adequate;
- The cash compensation that would result if one were to apply different methods, to the extent several methods have been applied; the weighting assigned to these methods for the determination of the cash compensation as well as if there were any special difficulties and their nature in the valuation of the company.

12. The explanations and arguments for the adequateness of the cash compensation by the Management Board of the Company and the Majority Shareholder, and the assessment by the expert auditor are usually based on a company valuation conducted by a valuation expert auditor (§ 3 par. 5 fig. 3 GesAusG). We have assessed the procedure as regards the content and the methods applied by the valuation expert auditor and have investigated whether the assumptions and the data on which the company valuation was conducted were derived appropriately in line with professional standards. In the case the company valuation is based on future financial profits that will be earned should the business be continued, we have investigated the plausibility of the projections for future earnings.

13. The production of a separate company valuation was not our task as auditor and therefore we have not conducted our own company valuation.

3. Audit of the Report pursuant to §3 par. 1 GesAusG – Legal Requirements

14. On 26 April 2007, voestalpine made a voluntary public bid for the acquisition of the shares of BU AG. After the closing of the takeover proceedings and the three-month extension period until 6 September 2007 and after parallel acquisitions, voestalpine held around 79.2% of the shares in the company. On 20 March 2008, voestalpine acquired further shares and exceeded the threshold 90% of nominal capital and since 13 May 2008 has held 46,331,347 shares of the Company. At a total amount of 51,000,000 shares, this corresponds to a share of around 90.85%. The Management Board of BU AG has confirmed to us that the Company does not hold any own shares; the share in total nominal capital therefore corresponds to the share held by voestalpine.

15. By letter of 3 March 2008, the Management Board of voestalpine made the request to the Management Board of BU AG pursuant to § 1 par. 1 GesAusG to transfer the stocks of all other shareholders for payment of an adequate cash compensation to the Majority Shareholder. The resolution required for this transfer is to be passed in the course the general shareholders' meeting on 23 June 2008 (to be continued on 24 June 2008 if necessary).

16. Pursuant to § 3 par. 1 GesAusG, the Majority Shareholder shall prepare a written report jointly with the Management Board of the Company that presents the conditions for the transfer and explains the reasons for the adequateness of the cash compensation. The correctness of this report is the object of our audit.

17. The articles of association of the Company do not contain any provisions according to which the squeeze-out of shareholders pursuant to GesAusG is not permitted nor made contingent on any requirements relating to shares other than those specified by law (§ 1 par. 4 GesAusG)

18. The joint report of the Management Board of BU AG and voestalpine explicitly points out the right of minority shareholders to receive an adequate cash compensation. The report also contains information on the due date of the cash compensation, the interest due until payout, expiry, and the costs to be borne by the Majority Shareholder.

19. Bank Austria Creditanstalt AG is to be appointed trustee. The cash compensation amount is to be deposited with this bank.

20. The joint report of the Management Board of the Company and of the Majority Shareholder meets the requirements of minimum content pursuant to § 3 par. 1 GesAusG. Apart from the commentary on the adequateness of the cash compensation and the claim of all minority shareholders to receive a cash compensation, the report also explains the fundamental assumptions and parameters of the company valuation and of the methods to determine the cash compensation. The minority

shareholders will be informed that have the right to request a review of the cash compensation pursuant to § 3 par. 6 GesAusG even in the case they have voted in favour of the resolution regarding the squeeze-out of minority shareholders. It will also include an indication of the competent court, the deadlines to be observed and the content of the corresponding application.

21. The joint report also contains the statement of fact that no member of the Management Board or of the Supervisory Board of the Company or of the Majority Shareholder shall receive preferential treatment due to the squeeze-out of shareholders. The report does not contain any indications that the members of the Management Board of the two companies have raised objections against the report or parts of it or have expressed even an only partially deviating opinion.

22. The public takeover bid of the current Majority Shareholder of 26 April 2007 is not of relevance for the resolution to be passed nor for the assessment of the cash compensation, as more than three months have passed since the end of the offer period (§ 7 par. 1 GesAusG). The cash compensation does not have any effect on the buy price offered in the takeover procedure.

4. Audit of the Adequateness of the Cash Compensation

4.1. Method for determining the adequate cash compensation

4.1.1. Legal basis

23. On 13 May 2008, voestalpine owned shares in BU AG that amounted to around 90.85% of the nominal capital. This was proven by the statement of account for the securities account held with Bank Austria Creditanstalt AG, Vienna. Therefore, voestalpine has the right pursuant to § 1 par. 1 in conjunction with § 1 par. 2 GesAusG to demand the transfer of the shares of the other shareholders of BU AG. Pursuant to § 2 par. 1 sentence 2 GesAusG, the valuation date for the determination of the adequateness shall be the day the resolution is passed by the general shareholders' meeting for the calculation of the cash compensation.

24. The law does not prescribe any specific method for calculating the cash compensation. According to the findings of business administration theory and valuation practice, the value of a company is the correct basis for determining the cash compensation pursuant to § 2 GesAusG. Due to lacking legislation by Austrian courts regarding matters of company valuation in connection with the squeeze-out of minority shareholders, we have based our report on rulings by German courts of justice in similar cases. These rulings (e.g. ruling of the German BVG of 27 April 1999 – 1 BvR 1613/94, BVerfGE 100, 289 ff.) conform to the above-mentioned findings in theory and practice. The determining factor is the value of the company as a whole. Thus, the hypothesis on cash compensation developed by the German ruling is met in full, i.e., the cash compensation must equal the so-called true value of the shares of the company. In this context, the equity value of BU AG including subsidiaries and investments must be determined.

25. When calculating the cash compensation for shares of a listed company, German legislative practice holds that (e.g. BGH of 12 March 2001 – II ZB 15/00) the stock market price as the market value should not be left out of account. Therefore, it is necessary to investigate if the stock market price corresponds to the actual market value on a case-by-case basis.

4.1.2. Assessment of the methods for determining the cash compensation and its adequateness

26. The basis for determining the planned cash compensation is the company valuation expert opinion of BU AG prepared by E&Y pursuant to KFS BW1 2006 (Expert Opinion on Company Valuations of the Expert Panel for Business Administration and Organization of the Institute for Business Administration, Tax Law and Organization of the Austrian Chamber of Professional Accountants and Tax Advisors of 27 February 2006). The Management Board of the Company and the Majority

Shareholder have presented how the cash compensation was derived in a written report of 13/14 May 2008 pursuant to § 3 par. 1 GesAusG and have explained the reasons for the adequateness of the cash compensation.

27. According to the generally accepted principles for conducting company valuations as set out in the Expert Opinion on Company Valuations KFS BW 1 2006 as well as to legislative practice and prevailing opinion in business administration theory, the value of a company is to be derived – on the condition it pursues exclusively financial objectives – from its nature of working towards the goal of earning financial profits for the company's owners by pooling all factors of influence beneficial to said end (KFS BW1 2006 Tz. 9).

28. Thus, the value of a company can be determined either according too the discounted earnings method based on expected net dividend payouts (discounted earnings method) or based on the expected cash flows (discounted cash flow method). The two valuation methods are basically equivalent and result in identical results if the assumptions are similar, because they are based on the same fundamental theory of investment (capitalization of future benefits).

29. In both valuation methods, the first step is to determine the present value of the financial surplus of the business assets. Assets (including debts) that can be individually transferred without this affecting the actual object of the business are not considered business assets. The sum of the present value of the financial surplus of the business and of the non-business assets is essentially the value of the company.

30. For the valuation of the company, the future financial profits must be discounted at an appropriate interest rate to the valuation date. This discount rate is used to compare the series of figures against an alternative decision.

31. Should it turn out to be more advantageous as compared to the continuation of the business to separately sell all business and non-business assets, then the valuation is to be based on the liquidation value unless there are legal or actual impediments barring such move. In the following case, we have calculated a rough liquidation value. As a result, we have determined that the equity value of the company determined according to the discounted cash flow method is far above the liquidation value. Thus, the liquidation value of the company is not a reasonable alternative to continuing the business, and the liquidation value has accordingly not been assigned any significance of relevance for the value in this case.

32. A valuation of a company's assets considering the replication aspects leads to a so-called reconstruction value of a company that is only part of the picture due to the purely immaterial assets, which are hard to fully represent individually (value of the organization, the reputation, etc.). This so-called reconstruction value has significance as an independent statement only in a few

exceptional cases – not of relevance in this context – (e.g. if the best alternative use of the capital were to be the replication of the company). For this reason, it has been deemed permissible to omit the determination of the net asset value of the company.

33. According to rulings by higher-instance German courts on similar structural measures under company law (e.g. decision of BVerfG 27 April 1999 – 1 BvR 1613/94, BVerfGE 100, 289 ff., and the decision of the BGH of 12 March 2001 – II ZB 15/00), stock market prices may not be left out of consideration when determining the value of a share in a company. Within the scope of the valuation, E&Y therefore investigated whether any corrections to the value are necessary due to the development of the stock market price.

Adequateness of the Valuation Method Applied

34. In this case, E&Y in its function as expert has selected the discounted cash flow method according to the entity approach for the valuation of the company based on the cash flows. E&Y has determined the objective value of BU AG in its role as a neutral expert pursuant to KFS BW1 2006. The valuation was conducted based on the assumptions that the business concept of the company in place up to now is to be continued, while accordingly taking into account the synergies from the takeover of BU AG by voestalpine.

35. Taking into consideration the required analyses of past results, the valuation was conducted according to the discounted cash flow method based on the financial projections prepared by BU AG for the business years 2008/09 to 2010/11 and based on a simplified continuation of these projections for the business years 2011/12 to 2013/14 by the Company. The plausibility of the valuation according to the discounted cash flow method (entity approach) was established by the discounted cash flow method according to the equity approach, a comparative market valuation based on peer companies, and on the stock market price of BU AG.

36. We confirm that in the findings of our audit we have arrived at a value of BU AG in accordance with current business administration theory, court rulings in Germany in similar cases of structural measures under company law and the proven and applied principles for conducting company valuations. The expert auditor has taken the Expert Opinion on Company Valuation KFS BW 1 2006 into account. The methods applied for determining the cash compensation are therefore appropriate in our opinion.

4.2. Audit Findings in Detail

4.2.1. Valuation Object

37. The object of the valuation is BU AG including the subsidiaries and investments as of the valuation date. The company created in 1991 by the combination of the Austrian Böhler Group and the Swedish Uddeholm Group with its registered office in Vienna is a manufacturer of special steels and materials. BU AG has four divisions: "High Performance Metals", "Welding Consumables", "Precision Strip" and "Special Forgings". These divisions produce, among other things, tool steels and high-speed steels, welding materials, bimetallic strips, and cutting and creasing rules as well as blades for gas and steam turbines. BU AG has production sites in ten countries and sells its products and services in almost 100 countries. In the calendar year 2007, the company achieved sales revenues of around EUR 3.6bn and employed over 15,000 persons as of year-end. Due to the changeover of the financial year to the period starting on 1 April of every year until 31 March of the subsequent year, the period from 1 January 2008 to 31 March 2008 is a short financial year.

4.2.2. Valuation Date

38. § 2 par. 1 sentence 2 GesAusG states that the cut-off date for determining the adequateness of the cash compensation is the date of the general shareholders' meeting. The resolution on the transfer of the shares of the minority shareholders is to be taken at the general shareholders' meeting of BU AG on 23 June 2008 (to be continued if necessary on 24 June 2008).

39. Should there be any material changes to the basis of the valuation in the period between the conclusion of our audit and the time the resolution is taken at the general shareholders' meeting of BU AG on 23 June 2008 (to be continued if necessary on 24 June 2008), these would have to be considered ex post when determining the adequate cash compensation.

40. E&Y discounted the expected free cash flow for determining the company value to 31 March 2008 (technical valuation date) and then added the value of the non-business assets to this enterprise value and subtracted the net interest-bearing liabilities as of 31 March 2008. The market value of the equity of BU AG as of 31 March 2008 determined in this manner was compounded by the weighted cost of capital for the financial year 2008/09 to 23 June 2008 24:00 hrs/24 June 2008 00:00 hrs, the time of the general shareholders' meeting scheduled to pass the resolution. This mode of procedure is adequate to the purpose.

4.2.3. Analysis of Past Results

41. The consolidated financial projections of the Company for the financial years 2008/09 to 2010/11 were prepared by the Management Board of BU AG and approved by the Supervisory Board at its

meeting of 17 December 2007. In addition to the medium-term projections, E&Y had at its disposal the continued financial projections of the Company for the period running until the financial year 2013/14. To assess the existing earnings power and to render the financial projections plausible, E&Y in its function as expert auditor analysed the financial statements of BU AG for the years ending 31 December 2006, 31 December 2007 and for the short financial year 1 January to 31 March 2008 as well as the consolidated financial statements of the BU Group as of 31 December 2006 and as of 31 March 2008 and made adjustments for one-time or exceptional expenses and earnings.

42. In our assessment, the necessary analysis and adjustments to past results were conducted properly. Especially before the backdrop of the expected flattening of the economy and the volatile commodity markets as well as the planned cost cutting measures and potential capacity bottlenecks that can only be eliminated after new investments are made, the adjusted past results are only an initial indicator of future developments of the Company.

4.2.4. Expected Free Cash Flows from Ongoing Business Operations

Fundamental Assumptions

43. The company valuation of E&Y has been conducted based on the medium-term projections of the Company prepared in December 2007 and on the continuation of the medium term financial projections by the Company. The financial projections of BU AG have been prepared according to the accounting standards of IFRS/IAS and consider the existing group structure as of the valuation date. Synergy effects from the integration into the voestalpine Group in an amount of annually EUR 58.6m have been sustainably factored into the valuation.

44. The free cash flows were derived based on the assumption of the full dividend payout of the projected annual profits and for this reason the personal income taxes of shareholders were not taken into account in the valuation.

45. The determination of the company value was done according to a phase method based on three projection phases, with the detailed projection phase covering the period of the business years 2008/09 to 2010/11 (Projection Phase I), and on the financial projections approved by the Supervisory Board of BU AG. The continuation of the detailed financial projection phase (financial Projection Phase II) comprises the business years 2011/12 to 2013/14 and was prepared by the Management Board of BU AG. For this projection phase, the projections were based on simplified assumptions in order to fully capture the investment cycle of BU AG and the growth phase expected from the investments made. For the financial years as of 2014/15, a sustained EBITDA margin, which was higher than the EBITDA margin of the calendar year 2007, was assumed as attainable on average (financial Projection Phase III). The financial projections are based on

assumptions and premises that take into consideration the probable development of overall economic and general sector-specific data.

46. We have arrived at the result – in concordance with E&Y – that the financial projections have been prepared carefully and based on the current knowledge of affairs. In particular, the expected investments and cost cutting measures were taken into account in the financial projections. Therefore, the financial projections may be viewed as plausible and fit for the purpose of deriving the value of the company.

Operating Result for the Financial Years 2008/09 to 2010/11

47. Flattening sales revenue growth and slightly rising EBITDA and EBIT margins were assumed for the detailed projection period running from 2008/09 to 2010/11. The flattening sales revenues are based, on the one hand, on the assumption of a declining economy, and on the other hand, on the existing capacity bottlenecks that will only be solved after the planned investments are completed. These will have an effect on sales revenues only as of 2009/10. The improved EBITDA and EBIT margins in the detailed projection phase are due to the planned cost cutting measures.

48. We have examined the financial projections of BU AG to be used for deriving an adequate operating result with respect to plausibility based on past data, market data available and talks with the persons responsible for the projections. Furthermore, random samples were taken to check the system applied, the consistency, and the correctness of the calculations of the financial projections. There were no objections.

49. The financial projection data were transferred correctly into the valuation model. We consider the derivation and the amount of the projected operating results and revenue margins in financial Projection Phase I to be correct and adequate.

Operating Result for the Financial Years 2011/12 to 2013/14

50. In financial Projection Phase II, the operating result (EBIT) was calculated based on the projected growth rate of operating result, the EBITDA margin, and depreciation/amortization. In this case, a real growth rate of operating results and an EBITDA margin (in percentage of operating result) was assumed that is above the level of calendar year 2007 for all periods. Depreciation/amortization of existing fixed assets was recognized for deprecation/amortization of the financial year 2010/11. New investments that exceed a standardized level were written off by up to 20 years.

51. Furthermore, investments were recognized based on experience taking into account the investment activity of BU AG in the past and during the detailed financial projection period. In this case, the annual replacement investments were recognized at standard levels. This investment amount applied was adjusted for inflation based on the financial year 2007/08 and the financial years

2011/12 to 2013/14. Additionally, smaller portions of major investments in the detailed financial projections phase were taken into account, which phase out during these financial years.

52. The continuation of the projection figures of phase I was calculated correctly. We consider the derivation and the amount of the projected operating results and revenue margins in financial Projection Phase I to be correct and adequate.

Operating Result for the Period as of the Financial Year 2014/15

53. During the financial Projection Phase III, operating results for the year 2013/14 were continued based on a growth factor of 1.0%. The EBITDA margin (in percentage of operating results) was recognized in an amount of 15.9% and is thus higher than the level of the EBITDA margin in the calendar year 2007 and at the upper level of the target corridor of BU AG. The depreciation/amortization was recognized in the amount of the investments. Adjustments resulted in connection with the long-term average of the expected reinvestment needs of the Company. With the help of the Company, E&Y calculated a sustainable annual level for the maintenance investments taking into account the investment activity of BU AG in the past, the detailed financial projection period and the continuation of the projections. Investments that exceed investments for maintenance were not recognized in the projected annuity. The reinvestment rate assumed is in our opinion appropriate.

54. We consider the derivation and the amount of the projected results and the revenue margins in financial Projection Phase III as correct and adequate.

Derivation of Free Cash Flows

55. Fictitious taxes were deducted from the projected operating results taking into account the long-term effective tax rate expected for BU AG. Starting out from the effective tax rate of BU AG in the consolidated financial statements for the period 1 January 2007 to 31 March 2008 in an amount of 28.5%, the management of BU AG expects a tax rate over the long term of 28.0% in its projections. This corresponds to the long-year average of the tax rate. The procedure selected by E&Y results in an adequate taxation of income for BU AG.

56. To derive the free cash flow the following were eliminated: non-cash effective depreciation/amortization cash flows, book value of written off fixed assets and impairment losses as well as the release of investment subsidies on the liabilities side. Furthermore, the projected share in employee benefits of the personnel provisions in the operating results were reversed, because the long-term provisions for social benefits are accounted for in the net financing liabilities. Investments in plant and equipment were included taking the projected expansion of capacities into account. The projected investments in working capital of BU AG were continued

based on the change to the working capital in percentage of operating results of the financial year 2007/08.

57. The methods, the data used and the underlying assumptions and the derivation of the free cash flow are in our opinion verifiable and plausible.

4.2.5. Discount Rate

Basic Concepts

58. The discount rate was properly selected for the discounted cash flow method according to the entity approach and constitutes the cost of equity and the cost of debt weighted in accordance with market values according to the capital structure (WACC = weighted average cost of capital).

Equity Capital Costs

59. The derivation of the risk-free rate was based on the yield of a 25-year interest-stripped Austrian government bond as of 31 March 2008 of around 4.7%.

60. The Working Group Company Valuation of the Expert Panel for Business Administration and Organization of the Institute for Business Administration, Tax Law and Organization of the Austrian Chamber of Professional Accountants and Tax Advisors makes a reference to the yield curve of government bonds for the derivation of the risk-free rate. In the case of unlimited period of existence of a company, a valid "spot rate" may be used that is derived from the parameter vectors of the German central bank as of the valuation date for a maturity of 30 years pursuant to the recommendations of the Working Group Company Valuation. This rate was around 4.9% as of 31 March 2008.

61. The derivation of the risk-free rate from the effective yields on long-term government bonds represents a permissible simplification versus the derivation based on the yield curve pursuant to the recommendations of the Working Group Company Valuation. We therefore consider the amount of the risk-free rate as adequate.

62. To arrive at the risk premium, capital market price formation models may be used. E&Y used the well-known model in theory and practice referred to as the capital asset pricing model (CAPM). Based on the CAPM, the risk premium can be derived by multiplying the market risk premium with the company-specific beta factor.

63. A differentiation is made between unsystematic risk, which affects only individual companies and can therefore be diversified, and systemic risk when determining the risk premium. A risk premium is paid only for the systemic non-diversifiable risk. System risk is measured using the so-called

beta factor that indicates the marginal risk contribution of investment in the company to be evaluated versus market risk. The risk premium is calculated by multiplying the beta factor of a company by the market risk premium. A beta factor greater than one means that the value of the equity capital of the company under consideration reacts disproportionately high to fluctuations on the market on average, and a beta factor smaller than one means that the value changes disproportionately low on average.

64. For the Austrian capital market, the Working Group Company Valuation recommends a market risk premium of 4.5% to 5.0% that is based on empirical studies. Taking into account the many sales markets of BU AG, the market risk premium was weighted by E&Y for each market according to the EBIT shares. To this end, the EBIT contributions generated in the sales markets were compared to the non-consolidated total of EBIT of the BU Group. The basis for the calculation was the country risk premium published on the website of Prof. Aswath Damodaran (www.damodaran.com, "Damodaran") that are added to the market risk premium of a stable market. As a market risk premium for a stable market, E&Y has applied a market risk premium in each case of 4.79%.

65. Based on the country risk premiums published by Damodaran in January 2008 and a market risk premium of 5.0% for Austria as a stable capital market, we consider the weighted market risk premium calculated by E&Y of 5.27% as adequate.

66. In order to adequately represent the risk of BU AG, the beta factor based on historic capital market data was used. The beta factor for BU AG calculated in this case for the period of five years until 31 March 2007 and based on the weekly data is around 0.85. The period as of 1 April 2007 was not taken into account because of the distortion of the beta factor due to the takeover proceedings. In order to take into account the change in the capital structure of BU AG in the financial projections, the so-called "unlevered" beta factor of 0.72 was applied for the financing structure as of 31 March 2008, and subsequently adjusted for the respective capital structure of the years in the financial projections. Thus, for the period of the financial projections a period-specific beta factor of between 0.88 and 1.00 was calculated.

67. To check the beta factor used as to adequateness, we analyzed the beta factor of BU AG based on historic capital market data, and also compared it to a group of peer companies from the steel sector. In order to derive the relevant beta factor of BU AG, we have used the capital market data of Bloomberg L.P., New York/USA (Bloomberg) for the period of five years until 31 March 2007 based on monthly data and for the period of two years until 31 March 2007 based on weekly data versus the ATX, because we share the opinion of E&Y that the beta factor is distorted for the period as of 1 April 2007 due to the takeover proceedings. Moreover, we have used the beta factor for a period of five years until 31 March 2008 based on monthly data versus the ATX to reinforce the plausibility of the beta factor. To derive the beta factors for the peer group, a period of five

years prior to 31 March 2008 was selected based on monthly data. The beta factors were computed versus the respective country stock indices. We have taken the different capital market structures into account for BU AG as well as the peer group when calculating the "unlevered" beta factor. Our analysis did not result in a lower "unlevered" beta factor. Consequently, we consider the derived amount of the unlevered beta factors of 0.72 applied to account for the individual company risk of BU AG as suitable and adequate.

Cost of Debt

68. When calculating the cost of debt, E&Y assumed a weighted interest rate that takes into account the projected refinancing sources for the years of the financial projections. Thus, the weighting was done according to provisions for personnel, liabilities towards credit institutions and liabilities towards affiliated companies as well as liabilities for financing the full dividend payouts. Additionally, when calculating the cost of debt, the tax-deductible nature of the interest on borrowed capital was taken into account. The weighted rate of the cost of debt for the projection period 2008/09 to 2013/14 after taxes was between 3.78% and 3.97%. We consider the derivation and the amount of the rate of the cost of debt as adequate.

Weighted Average Cost of Capital

69. The weighting of the cost of equity and the cost of debt is specific to the periods based on the market values of equity and debt as of the end of each period. In this case, it was assumed that the book value of the net financial liabilities carrying interest correspond to their market value. The calculation of the market value of equity is iterative for each respective period. The calculation of the weighting of equity and debt is in our view adequate.

70. As of the financial year 2014/15, the expected long-term average earnings were used. The capitalization interest rate was therefore adjusted to match the expected average growth rate.

71. Within the scope of the valuation, the discount rate was lowered by one percentage point for determining the present value of the expected annual average earnings during the period after the explicit financial projection phase.

72. The growth factor of one percentage point is explained by the fact that the financial projections contain only maintenance investments over the long term and thus no quantitative growth is assumed. Furthermore, profits cannot be used for operational growth due to the premise of full dividend payouts. Before the backdrop of the continued financial projections of BU AG for another three years after the detailed projection period with considerably higher growth, we view this growth rate to be adequate.

73. The discount rate was correctly derived as regards the calculation by the expert auditor. The calculation is verifiable and yields an adequate result.

4.2.6. Items valued separately

74. When determining the value of BU AG, items valued separately resulting from tax loss amounts carried forward and non-business assets were added to the enterprise value arrived at based on the discounted cash flow method. The present value of the tax loss amounts carried forward were calculated based on all domestic and foreign tax losses carried forward by the BU Group assuming a consolidation rate of 28.0%. The calculation was based on the assumption that the tax loss amounts carried forward can be used by the individual companies over a period of three years. We view this mode of procedure as adequate.

75. Non-business assets pursuant to KFS BW 1 2006 are those assets that can be freely sold without affecting the core business object of the Company (functional segregation criterion). These include any debts related to said assets. According to information provided by the Company and the statement of E&Y, non-business assets in the form of real estate property exist that do not serve the actual business purpose of BU AG.

76. E&Y assumed a fictitious disposal of the non-business real estate property, with taxes being incurred on the hidden reserves at the Company level in this context.

77. In our opinion, the segregation of the non-business assets was done correctly. The values for tax loss amounts carried forward and for the non-business real estate property were determined correctly within the scope of the valuation in our view.

4.2.7. Value of the Interest-bearing Net Financial Liabilities

78. The value of the interest-bearing net financial liabilities was calculated by E&Y based on the figures of the current financial statements for the year ending 31 March 2008. The liabilities towards credit institutions, bills of exchange, interest-bearing Group liabilities, provisions for social benefits and minority shares were taken into account as interest-bearing debt. Financial assets, interest-bearing Group receivables, and liquid funds were netted against this amount.

When deriving the value of the interest-bearing liabilities, it was assumed that the net profit of BU AG for the current financial year 2007 and for the short financial year 1 January 2008 to 31 March 2008 would not be paid out. We view this assumption as correct.

4.2.8. Special Difficulties in the Valuation

79. There were no special difficulties in the valuation.

4.2.9. Value of the company

80. In summary, the value of BU AG results from the discounted cash flow method according to the entity approach as of the technical valuation date 31 March 2008 of around EUR 3,520.11m and a value per share of BU AG of EUR 69.02. As of the valuation date 23 June 2008 (24:00 hrs) and 24 June 2008 (00:00 hrs), the value per share of BU AG compounded by the weighted average cost of capital results in an amount of EUR 70.26.

81. E&Y calculated the market value of the equity of BU AG per share using the discounted cash flow method according to the equity approach in order to reinforce the plausibility of the discounted cash flow method according to the entity approach. The value determined by this method is, according to the calculation of E&Y, lower than the value derived by the entity approach and stated above. Assuming the constancy of premises, the two discounted cash flow methods should yield in identical results. A significant reason for the deviation is the lacking adjustment of the growth rate in the equity approach.

4.2.10. Liquidation Value

82. To check if the liquidation value exceeds the equity value, determined by the discounted cash flow method, the liquidation value of BU AG was calculated roughly as of the valuation date and compared to the derived equity value. The calculations applied are described as follows:

83. The value of the assets is determined by the sales market of the assets to be liquidated. Generally, intangible assets, real estate property and buildings are of special significance because alone in these assets some major hidden reserves may be expected. When deriving the liquidation value, we roughly calculated the value of the material intangible assets, especially of the trademark of BU AG, based on the information available to us using a licensing pricing analogy.

84. The Company's debts were deducted from the value of the assets derived by this method. Liability items that arise only as a consequence of the liquidation such as special schemes for redundant workers and obligations that cease due to the liquidation such ass provisions for expenses and customer complaints are to be taken into consideration accordingly. In a next step of the valuation, the surplus is reduced by the estimated liquidation costs that arise in connection with the disposal borne by the company to be liquidated as well as by income taxes on any liquidation profit that may occur. In this case, it should be noted that the liquidation phase involves considerable ongoing costs at declining sales revenues. The liquidation value we roughly calculated is far below the equity value arrived at by the discounted cash flow method and therefore it is not of significance for the valuation of BU AG.

4.2.11. Peer Group Comparison

85. E&Y also conducted a market valuation based on peer companies to support the plausibility of the value derived by the discounted cash flow method. This so-called multiples method is being used increasingly in practice for plausibility purposes within the scope of company valuations and is also part of recommendation KFS BW1 2006. The peer comparison is based on the principle of cash flows – the same as the discounted cash flow method – but the value of the company is calculated in this case based on a multiple of the earnings. The multiples method is based on a comparison of companies in the sense that the suitable multiples are derived from the capital market data of listed peer companies or transactions and applied to the company to be analyzed.

86. E&Y used the following multiples to establish the plausibility of the market value of the equity capital of BU AG based on the multiples method:

- Price-to-earnings ratio (PER)
- Enterprise value (EV)/EBIT multiple (basically neutralizes the capital structure),
- EV/EBITDA multiple (basically neutralizes the capital structure and may smooth any differences in investment behaviour).

87. The multiples of the peer companies were determined for the calendar year 2007 and for the financial years 2008/09 and 2009/10. The mean value of the multiples arrived at in this manner were applied in the following to the respective earnings figures of BU AG (profit for the year after minorities, EBIT and EBITDA). The adjusted earnings were used for the financial year 2007.

88. While PER is used to directly derive the market value of equity, EV/EBIT and EV/EBITDA multiples are used to calculate enterprise values. Net financial liabilities are deducted from these values in order to arrive at the market value of equity. This calculation was conducted correctly by E&Y.

89. Furthermore, the value of the use of the tax loss carried forward and the value of the non-business assets were added to the market values of the equity derived from the multiples.

90. To compute the equity value of BU AG based on PERs, the EV/EBIT and EV/EBITDA multiples the average of the mean values of the three financial years was used. Also the net financial liabilities and items valued separately were taken into account.

91. The market value of the equity capital of BU AG per share used for the comparison with the result of the discounted cash flow method including segregated assets in an amount of EUR 69.18 was then derived from the average of these equity values.

92. We also conducted a valuation based on multiples using a peer group we defined to establish the plausibility of this value. The market value of the equity of the BU AG per share based on multiples arrived at by E&Y is higher than the figure we have arrived at. We reviewed the calculation, which was done correctly, and it is in our view adequate. The value of the equity capital derived by E&Y and by us supports the equity value calculated using the discounted cash flow method.

4.2.12. **Stock Market Price**

93. The bearer shares (AT0000903851) of BU AG are admitted to listing on the Official Market of the Vienna Stock Exchange.

94. According to rulings by German courts of law, the calculation of a cash compensation in the case of comparable circumstances (specifically, a cash compensation when concluding a domination and profit transfer agreement) may not be conducted without taking the stock market price into account, if the stock market price reflects the market value of the share (e.g. BGH of 12 March 2001; ZIP 2001, 734, 737; Decision of BVerfG of 27 April 1999 – 1 BvR 1613/94, BVerfGE 100, 289 ff.).

95. According to prevailing opinion in the relevant literature, (cf. *Koppensteiner*, Kölner commentary, AktG, 3rd edition, 2004, § 305, Rn. 104; *Hasselbach*, Kölner commentary, WpÜG, 2003, § 327b Rn. 20; *Puszkaljer*, BB 2003, 1692, 1694; *Hüffer*, AktG, 6the edition, 2004, § 305 Rn. 24e; *Emmerich*, in: Emmerich/Habersack, Aktien- und GmbH-Konzernrecht, 3rd edition, 2003, § 305, Rn. 47d), when calculating the reference period, a period of three months prior to the disclosure of the announcement of the respective events affecting the legal status of the group company is assumed, because after such an announcement, the development of the price is no longer free of influence from such measure.

96. We have used both this three-month average stock market price as well as a six-month average price before the announcement of the planned event in order to examine the adequateness of the cash compensation. On 25 March 2008, voestalpine released an ad hoc disclosure stating that it intended to take the necessary measures to initiate proceedings at the Company to squeeze-out minority shareholders pursuant to GesAusG in its function as Majority Shareholder. As stated in the expert valuation opinion of E&Y, the development of the share price is no longer free of influence from this measure after the announcement of the planned squeeze-out.

97. The following chart shows the development of the stock market price of BU AG and the underlying trading volumes:


Development of share price of Böhler-Uddeholm AG
Trading volume
Daily price
Price in EUR
Trading volume per share
80,0
75,0
70,0
65,0
60,0
55,0
50,0
920.000
820.000
720.000
620.000
520.000
420.000
320.000
220.000
120.000
20.000

Source: Bloomberg

98. E&Y, arrived at an average stock market price of the shares weighted by volume for the three-month period until 25 March 2008 of EUR 66.11 based on closing prices. The weighted average stock market price for the six-month period until 25 March 2008 is EUR 67.85. The two values are below the company value per share of BU AG arrived at by E&Y.

99. In a further analysis, we calculated the weighted average price for the three-month period and the six-month period until 25 March 2008 based on the volume-weighted average price for the respected trading days. These values are also below the enterprise value per share of BU AG arrived at by E&Y.

100. The Majority Shareholder has defined the cash compensation at EUR 70.26 per share of BU AG, which is thus above the average stock market price during the reference periods until 25 March 2008. We consider the cash compensation defined to be adequate also taking the average stock market price into account.

5. Audit Findings

101. We have audited the correctness of the report by the Management Board of BÖHLER-UDDEHOLM Aktiengesellschaft pursuant to § 3 par. 2 GesAusG as well as that of the Majority Shareholder voestalpine AG pursuant to § 3 par. 1 GesAusG and the adequateness of the cash compensation pursuant to § 2 par. 2 GesAusG.

102. The report of the Management Board of BÖHLER-UDDEHOLM Aktiengesellschaft and of the Majority Shareholder voestalpine AG including the annexes contains the information required by GesAusG. The information in the report is complete and correct.

103. In the audit of the adequateness of the cash compensation based on the explanations in the joint report and the valuation expert opinion of E&Y Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz on which said joint report is based, including the working materials, we arrived at the conclusion that the methods applied and the mode of procedure as regards methodology and content according to the principles of company valuations, especially Expert Opinion KFS BW1 2006, are adequate.

104. The enterprise value was determined by the discounted cash flow method according to the entity approach and plausibility was established based on a comparative calculation according to the equity approach, a peer comparison, and the weighted stock market price. These calculations are based on the current projections of the Company that were made available to us by the Management Board.

105. We hereby confirm that according to our audit, the joint report of the Management Board of BÖHLER-UDDEHOLM Aktiengesellschaft and of voestalpine AG pursuant to § 3 par. 1 GesAusG is correct and complies with legal requirements. Furthermore, we confirm that the cash compensation of EUR 70.26 per share of the Company is adequate based on both the discounted cash flow method as well as on the procedures used to establish plausibility.

PwC Transaction Services
Wirtschaftsprüfung GmbH

Dipl-Ing .Mag .Friedrich Rödler Certified Public Accountant and Tax Advisor	Mag. Felix Wirth Certified Public Accountant and Tax Advisor

List of abbreviations, laws and institutions mentioned (all refer to Austrian legislation unless otherwise specified)

German	Abbreviation	English
Aktiengesetz	AktG	German Stock Corporation Act
Bundesverfassungsgericht	BVerfG	Federal Constitutional Court of Germany
Bundesgerichtshof	BGH	Federal Court of Justice of Germany
Fachgutachten zur Unternehmensbewertung des Fachsenats für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder	KFS BW 1	Expert Opinion on Company Valuations of the Expert Panel for Business Administration and Organization of the Institute for Business Administration, Tax Law and Organization of the Austrian Chamber of Professional Accountants and Tax Advisors
Gesellschafter-Ausschlussgesetz	GesAusG	Minority Shareholders Squeeze-out Act
Internationale Rechnungslegungsstandards	IFRS/IAS	International Financial Reporting Standards, formerly International Accounting Standards (IAS)
Randnummer	Rn	Margin number
Wertpapiererwerbs- und Übernahmegesetz	WpÜG	German Securities Acquisition and Takeover Act

ATTACHMENT

PRICEWATERHOUSECOOPERS

ADVISORY TERMS OF BUSINESS

Introduction

For the purpose of these Terms of Business "PwC" / "we" means that Company located in Austria being part of the PricewaterhouseCoopers – network, which is mentioned in the letterhead of the attached correspondence.

We are pleased to set out the Terms of Business which will apply to the work we do for you. These Terms of Business and the Engagement Letter together form the Contract between us. The definitions used in these Terms of Business are set out in clause 14 below.

1 The Services

1.1 We will provide the services described in the Engagement Letter ("the Services"). The Services will be provided to assist you in your due diligence.

1.2 The Services will cover the areas agreed with you in the Engagement Letter. The Services will not include an Audit conducted in accordance with generally accepted auditing standards, an Examination of internal controls or other Review or Assurance services. Accordingly we will not express an Opinion or any other form of Assurance on the financial statements of the Target or any other financial information (including prospective financial information), or operating or internal controls of the Target. Except to the extent expressly agreed to the contrary, where we comment on the use of internet technologies in key business processes, we will do so as providers of due diligence services rather than as information technology specialists.

1.3 Our work will be based on information supplied to us or publicly available. Except to the extent otherwise stated in our Report, our work will be carried out on the basis that such information is accurate and not misleading and we will not verify it or check it in any other way.

1.4 There is no guarantee that all matters of significance to you will be disclosed by our work. It is your responsibility to determine whether the areas we are to cover and the extent of verification or other checking included in the Services are adequate for your purposes and we make no representations in this regard.

1.5.1 Where the Services expressly include consideration of prospective financial information, we will comment on the bases and assumptions underlying the prospective financial information, but our work will not constitute an Examination or Compilation engagement. Because events and circumstances frequently do not occur as expected, there will usually be differences between predicted and actual results, and those differences may be material. We take no responsibility for the achievement of predicted results.

1.5.2 Where the Services expressly include Operational Services, we will comment on Management's view of potential operational improvements and savings and may, exceptionally, comment on a possible alternative view. Our comments will be provided in the light of our business experience of operational matters but will not necessarily be based on direct experience of operations in the Target's or your specific industry or commercial sector. Our comments may not represent the optimal operational solution and there may be other, equally valid, views. Further, the results which can be achieved will depend upon the detailed circumstances at the time and on the way in which planned operational improvements are implemented. We take no responsibility for the achievement of potential operational improvements.

1.6 The Services do not include the provision of legal advice or legal due diligence services and we make no representations concerning questions of legal interpretation. To the extent that any due diligence work on tax or tax advisory work involves the interpretation of tax law, we will report or advise on the basis of our understanding of the proper interpretation of tax legislation, court decisions, regulations and interpretations of the law in existence on the date stated in our report or written advice (or, if no such date is stated, the date on which our report or advice is signed) ("the Effective Date"). Changes in the law and/or its interpretation may take place before our advice is acted upon, or may be retrospective in effect; we accept no responsibility for changes in the law or its interpretation which may occur after the Effective Date.

2 Reports

2.1 You agree not to use our Report for any purpose other than for the purposes of the Transaction.

2.2 In the course of providing the Services we may provide oral comments, or drafts of: written reports, presentations, letters, schedules or hard or soft copies of computer models. As these represent work in progress and/or not our final findings, we do not assume a duty of care to you (or anyone else) in respect of them. The final results of our work will be contained in our final Report.

2.3 You agree to treat all oral comments and draft or final documents (whether in hard copy or electronic form) provided to you in connection with the Services (together "our Reports") as confidential and, except to the extent that we have given our express consent, you will not make the benefit of the Services available to any third party.

2.4 Our Report may contain Personal Data. In respect of such data, you agree to comply with the Austrian Data Protection Act and in particular you undertake to keep such data confidential and secure.

2.5 You may make copies of our Report available to: your directors and officers; and those employees involved in the management of the Transaction and your financial advisers and your legal advisers provided that in each case you take reasonable steps to ensure that they understand that:

i. our Report is confidential and may not be disclosed to any other person without our prior written consent
ii. they may use our Reports only for the purposes of the Transaction
iii. we accept no duty of care to them in respect of any use they may make of our Report.

3 Confidentiality and relationships with other clients

3.1 Confidentiality

3.1.1 We will treat Confidential Information as confidential.

3.1.2 We may disclose Confidential Information (a) to other PricewaterhouseCoopers Firms and to our insurers or legal advisors, provided Confidential Information remains confidential, and (b) if required to do so by law or professional regulation.

3.1.3 Subject to 3.1.1 above, and once the Transaction is no longer confidential, we may cite the performance of the Services to our clients and prospective clients as an indication of our experience.

3.2 Relationships with other clients

We are providing services to other clients who may be in competition with you or whose interests may conflict with your own. We will not be prevented or restricted by virtue of our relationship with you under this Contract, from providing services to other clients, but we will not use Confidential Information for the advantage of such clients. Similarly we will not use to your advantage information received in confidence in connection with another engagement.

4 Electronic communications

4.1 During the engagement we may wish to communicate electronically with each other. However, the electronic transmission of information cannot be guaranteed to be secure or virus or error free and consequently such information could be intercepted, corrupted, lost, destroyed, arrive late or incomplete or otherwise be adversely affected or unsafe to use. Systems and procedures cannot be a guarantee that transmissions will be unaffected by such hazards, but we each agree to use commercially reasonable procedures to check for the then most commonly known viruses before sending information electronically.

ADVISORY TERMS OF BUSINESS

4.2 We confirm that we each accept these risks and authorise electronic communications between us. We will each be responsible for protecting our own systems and interests in relation to electronic communications and neither you nor we (in each case including our respective partners, employees, sub-contractors or agents) shall have any liability to each other on any basis, whether in contract, tort (including negligence) or otherwise, in respect of any error, damage, loss or omission arising from the interception, corruption, loss, destruction, late or incomplete arrival of information communicated electronically being otherwise adversely affected or unsafe to use.

5 Financial Model (where permitted)

You accept that any model and related documentation supplied by us as part of the provision of Services ("Model") is prepared by us, wholly or in part, in reliance upon the assumptions and other information provided by you. Any Model is supplied for the purposes of the Engagement only and is not appropriate for any other purpose. You accept and agree that any such Model and its related output do not to any extent substitute for the exercise of professional and business judgement on your part and that of your employees or by authorized management of the target.

6 Default in acceptance and failure to co-operate

If you default on acceptance of the services rendered by us or fail to carry out a task incumbent upon you, we shall have the right to terminate the contract without prior notice. Our fees shall be calculated according to clause 7. Where you default in acceptance or fail to co-operate we shall be entitled to claim additional costs which we reasonably incur in connection with your default or failure to co-operate.

7 Fees

7.1 You agree to pay for the Services. Our out of pocket expenses and VAT (if applicable) will be added to our fees. Details of our fees for the Services will be set out in writing and agreed with you.

7.2 Our fees will reflect such factors as complexity, specialist input (including the use of techniques, expertise, and know-how developed within PricewaterhouseCoopers) and time spent, and will take into account urgency and inherent risks.

7.3 Any fee estimate given by us will be given in good faith but is not contractually binding. Fee estimates will be subject to the stated caveats and assumptions and to any factors outside our control. We will notify you if it becomes reasonably apparent that an estimate is likely to be materially exceeded.

7.4 Payment is due on receipt of the invoice. The amount billed will be payable regardless of whether or not the Transaction is completed.

7.5 (Interim) invoices may be issued according to the progress of our work.

8 Changes, termination and survival

8.1. Either of us may request changes to the Services. Changes must be agreed between us and will be subject to reasonable adjustments to the fees and timetable. Changes which amount to the provision of additional services, rather than adjustments to the services already agreed, must be agreed in writing. Unless otherwise agreed in writing, any further work we may carry out in connection with the Services (whether or not agreed in writing) will be carried out as part of this Contract and subject to its terms.

8.2 This Contract may be terminated by either of us by giving written notice which will have immediate effect. Where either of us terminates the Contract, you will pay us reasonable fees and expenses, taking into account the circumstances of termination, for time spent in providing the Services up to the date of termination. Where you terminate the Contract before its completion, you will pay any additional costs that we reasonably incur in connection with the early termination.

8.3 The provisions of this Contract which expressly or by implication are intended to survive its termination or expiry will survive and continue to bind both of us.

9. Correction of Errors

9.1 We shall have the right and shall be obliged to correct all material errors and inaccuracies in our professional statements which subsequently come to light and shall be obliged to inform you thereof without delay. We shall also have the right to inform a third party acquainted with the original statement of the change.

9.2 You have the right to have all errors corrected free of charge, if we can be held responsible for them; this right will expire six months after completion of our work or submission of our final report, if applicable.

9.3 If we fail to correct errors which have come to light, you shall have the right to demand a reduction in price. The extent to which additional claims for damages can be asserted is stipulated under clause 10.

10 Liability

10.1 In this Contract, any exclusion or limitation of liability of any person is only valid to the extent that it

(i) does not arise from death or personal injury,
(ii) may by law be excluded or limited, and
(iii) does not arise from fraud or dishonesty of that person.

This clause 10.1 does not in any way confer greater rights than either of us would otherwise have at law.

10.2 An action for damages may only be brought for gross negligence and within six months after those entitled to assert a claim have gained knowledge of the damage, but no later than three years after completion of our work or submission of our final report, if applicable.

10.3 Any legal proceedings (whether in contract, tort or otherwise) arising out of or in connection with the Services must be commenced within 3 years after the date of our Report.

10.4.1 In no event will we be liable to you, whether in contract, tort (including negligence) or otherwise for any amount in excess of five times the total professional fees paid by you to us under the terms of this Contract.

10.4.2 Where there is more than one Addressee, the limit of liability specified in clause 10.4.1 above will have to be allocated between Addressees. Such allocation will be entirely a matter for the Addressees, who will be under no obligation to inform us of it; if (for whatever reason) no such allocation is agreed, no Addressee will dispute the validity, enforceability or operation of the limit of liability on the grounds that no such allocation was agreed.

10.5 Subject to the aggregate limit of liability specified in clause 10.4.1 above, any liability we may have in connection with the Services (whether in contract, tort (including negligence) or otherwise) will be limited to that proportion of your actual loss which was directly and solely caused by us or, where the loss was caused by a number of persons, is proportionate to our degree of responsibility taking into account the responsibility of all who contributed to your loss (whether or not they are able to meet any liability they may have to you).

10.6 The Services are not designed to and are not likely to reveal fraud or misrepresentation by the management of the Target or the Vendor (see clause 1 above). Accordingly we cannot accept responsibility for detecting fraud (whether by management or by external parties) or misrepresentation by the management of the Target , the Vendor or any other person.

10.7 For the avoidance of doubt where we are the auditors of the Target, our obligations under this Contract are entirely separate from our role as auditors of the Target: nothing in this Contract or said or done in the course of or in connection with the Services should be taken to extend any duty of care we may have in our capacity as auditors of any financial statements. Similarly, any role we may have other than under this Contract and any resulting knowledge, whether as auditors or otherwise, does not in any way change our duties to you in respect of the Services.

11. Third Parties

11.1 In the course of providing the Services we may, at our discretion, draw on the resources of other PricewaterhouseCoopers Firms, but provision of the Services will remain our responsibility alone.

11.2.1 You should not pass our Report to any third party without our prior written consent. Whether or not we have given our consent, we will not accept any liability or responsibility to any third party who may gain access to our Report; disclaimers to this effect may be included in our Report.

11.2.2 You agree to indemnify us, other PricewaterhouseCoopers Firms and our respective personnel/employees and hold each of us harmless against any liabilities, losses, expenses and other costs we may reasonably incur in connection with any third party claim (whether in contract, tort (including negligence) or otherwise) arising out of or in connection with the Services. This indemnity will not apply to the extent that the third party claim is finally determined to have resulted from the fraud or dishonesty of the firm or person indemnified.

11.3.1 You also agree that you will not bring any claim (whether in contract, tort (including negligence) or otherwise) against any other PricewaterhouseCoopers Firm or its personnel in respect of the Services. Any partner or Employee of another PricewaterhouseCoopers Firm who deals with you in connection with the Services does so solely on our behalf.

11.3.2 You will not bring any claim (whether in contract, tort (including negligence) or otherwise) arising out of or in connection with the Services against any of our personnel/Employees personally, but this will not limit or exclude any liability we may have for their acts or omissions.

11.3.2.1 The provisions of clauses 11.2 and 11.3 have been stipulated expressly for the benefit of our personnel/Employees, and other PricewaterhouseCoopers Firms, and their personnel/Employees (together "the beneficiaries"). You agree that, subject to clause 11.4.2, each of the beneficiaries has the right to rely on this clause 11 as if they were parties to this Contract. Each PricewaterhouseCoopers Firm which agrees to assist in the provision of the Services does so in reliance on the protections afforded to it by this clause 11, the benefit of which we formally accept on its behalf.

10.4.2 Any rights conferred on third parties by this Contract are subject to the right of you and PricewaterhouseCoopers, by agreement, to rescind or vary any terms of this Contract without the consent of any third party.

12 General

12.1 **Timetable** Where a timetable is agreed, we will each use reasonable efforts to carry out our respective obligations in accordance with the timetable. However, unless both of us specifically agree otherwise in writing, dates contained in the timetable are intended for planning and project management purposes only and are not contractually binding.

12.2.1 **Ownership of rights and documents** We own the intellectual property rights (including, without limitation, any copyright) in our working papers, reports and letters. You may, however, make copies of our reports and letters for use in accordance with the provisions of this Contract. . Subject to clause 3.1.1, any spreadsheet, database, system, technique, methodology, idea, concept, information or know-how developed in the course of the Contract may be used in any way PricewaterhouseCoopers deems appropriate, including by or for its clients, without an obligation to account to you.

12.2.2 On termination or completion of the Contract, we may retain one copy of any documentation or software prepared by us or any other documentation upon which our Services are based to enable us to maintain a professional record of our involvement. You may retain your originals and any copies of our reports and letters made in accordance with the provisions of this Contract.

12.2.3 It is our practice to destroy documents belonging to us after seven years at the latest.

12.3 **Validity of Contract terms** If any term of this Contract is held to be invalid, in whole or in part, that term or part will be deemed not to form part of the Contract. The enforceability of the remainder of the Contract will not be affected. The invalid term shall be replaced by a valid term as close as possible to the economically desired.

12.4 **Entire agreement** This Contract forms the entire agreement between us relating to the Services We each represent that in agreeing to enter this Contract we have not relied on any other statement or representation made by the other.

12.5 **Conflicting terms** In the event of any conflict between the Engagement Letter and these Terms of Business or any other document which forms part of the Contract, the Terms of Business will take precedence except to the extent amended in the Engagement Letter. In the event and only to the extent of any conflict between the Engagement Letter and any referenced or attached document, other than the Terms of Business, the Engagement Letter will take precedence.

12.6 **Staff** During the period of this Contract or within 12 months of the date of our Report neither of us will employ any Contract Team Member who was directly or indirectly solicited for employment by any other Contract Team Member. For an infringement of this clause a penalty of one annual salary shall be payable to the previous employer.

12.7 **Circumstances outside our control** Neither of us will be liable to the other for any failure to fulfil obligations caused by circumstances outside our reasonable control.

12.8 **Assignment** Neither of us may transfer, charge or otherwise seek to deal with our rights or obligations under this Contract without the prior written consent of the other party, except that we may each transfer our respective rights and obligations to any partnership or legal entity authorised to take over all or part of our business.

13 Resolving Disputes

13.1 If you have any concerns or complaints about the Services please do not hesitate to discuss them with the Engagement Partner. If the Engagement Partner is unable to resolve the matter, we have a complaints procedure and you should feel free to contact Gerhard Prachner, Partner and Assurance leader of PricewaterhouseCoopers Austria.

13.2 This Contract, its execution and the claims resulting from it will be exclusively governed by, and interpreted in accordance with Austrian law without reference to the conflict-of-law rules.

13.3 The Commercial Court of Vienna, Austria, will have exclusive jurisdiction to settle any claim, difference or dispute which may arise out of or in connection with this Contract.

ADVISORY TERMS OF BUSINESS

14 Definitions

For the purposes of this Contract:

14.1 "Each of us", "Either of us" or any similar expressions refer to PricewaterhouseCoopers, the original addressee(s) of the Engagement Letter and any other Addressee.

14.2 "you" or "the **Addressees**" means you, the original addressee(s) of the Letter of Engagement, together with any other persons (a) whom you and PricewaterhouseCoopers have agreed in writing may have the benefit of the Services and (b) to whom we, PricewaterhouseCoopers, have assumed a duty of care in respect of the Services under written arrangements with them.

14.3 "**Assurance**": see "**Examination**"

14.4 "**Compilation**": see "**Examination**"

14.5 "**Confidential Information**": means information or documents which we receive or produce in connection with the Services but does not include any information which:
(i) is or becomes generally available to the public other than as a result of a breach of an obligation under clause 3.1; or
(ii) is known to us prior to starting to provide the Services ; or
(iii) is received from a third party who owes no obligation of confidence in respect of the information.

14.6 The "**Contract**" means the agreement between us as set out in these Terms of Business and the Engagement Letter, and any changes to the Contract agreed between us under clause 8.1 above.

14.7 "**Contract Team Member**" means any person who is or was involved in providing or receiving the Services or is or was otherwise connected with this Contract.

14.8 "the **Effective Date**": see clause 1.6

14.9 "**Employees**" (or "employees" where it refers to PricewaterhouseCoopers employees) refers to persons employed in the business of a PricewaterhouseCoopers Firm, whether they are employed by the PricewaterhouseCoopers Firm directly or through a service company or similar entity.

14.10 "**Engagement Letter**": The letter sent to you with these Terms of Business, setting out further details of the engagement and the terms of the Contract between us.

14.11 "**Engagement Partner**": means the individual responsible for the provision of the Services and named in the Engagement Letter.

14.12 "**Examination**", "**Compilation**", "**Review**", "**Opinion**", "**Assurance**": These words are used with the meanings assigned to them in professional standards issued by the Institute of Certified Public Accountants ("Institut der Wirtschaftsprüfer") and Boards of Experts within the Austrian Chamber of Public Accountants ("Fachsenat") and/or the International Federation of Accountants.

14.13 "**Management**" means the managers of any entity or business who supply information to us in connection with the Services.

14.14 "**Operational Services**" are any services identified in the engagement letter as Operational Services

14.15 "**Opinion**": see "**Examination**"

14.16 "**Personal Data**" are as defined in the Austrian Data Protection Act.

14.17 "**PricewaterhouseCoopers Firms**" means any entity (whether or not incorporated) which carries on business under a name which includes all or part of the PricewaterhouseCoopers name or is otherwise within (or associated or connected with an entity within) or is a correspondent firm of the world-wide network of PricewaterhouseCoopers firms.

14.18 "our **Report**" or "Our **Reports**" see clause 2.3. References to "our Reports" include reference to any part of any of our Reports. A Report may be provided in the form of a written and/or oral presentation.

14.19 "**Review**": see "**Examination**"

14.20 "the **Services**" are those services to be provided under the terms of this Contract; they are described in the Engagement Letter. The Services also include any changes agreed under clause 8.1 above to the scope of our work.

14.21 "the **Target**" means the business (or businesses) identified in the Engagement Letter as the business or entity we have been engaged to report on.

14.22 "the **Transaction**" means the transaction or proposed transaction identified in the Engagement Letter in connection with which we have been engaged to provide the Services.

14.23 "the **Vendor**" means the business identified in the Engagement Letter as the vendor of the Target.

KAMMER DER WIRTSCHAFTSTREUHÄNDER

General Conditions of Contract for the Public Accounting Professions (AAB 2007)

Laid down by the Working Group for Fees and Conditions of Contract of the Chamber of Public Accountants and Tax Advisors, recommended for use by the Board of the Chamber of Public Accountants and Tax Advisors in its decision of March 8, 2000, and revised by the Working Group for Fees and Conditions of Contract on May 23, 2002, on October 21, 2004, on December 18, 2006 as well as on August 31, 2007.

Preamble

(1) The General Conditions of Contract for the professions in the field of public accounting are divided into four sections: Section I deals with contracts for services, excluding contracts concerning bookkeeping, payroll accounting and administration and assessment of payroll-related taxes and contributions; Section II deals with contracts for rendering services in the field of bookkeeping, payroll accounting and administration and assessment of taxes and contributions; Section III covers contracts not regarded as contracts for the rendering of services, while Section IV is devoted to consumer business covered by the Austrian Consumer Act.

(2) In the event that individual provisions of these General Conditions of Contract are void, this shall not affect the validity of the remaining provisions. The invalid provision shall be replaced by a valid provision that is as close as possible to the desired objective.

(3) The person entitled to exercise profession in the field of public accounting shall be obliged to render the services negotiated in accordance with the principles of due professional care and conduct. He/she shall have the right to engage suitable staff for the execution of the contract. This shall apply to all sections of The General Conditions of Contract.

(4) Finally, foreign law shall only be taken into account by the person entitled to exercise the profession, if this has been explicitly agreed upon in writing. This shall apply to all sections of the General Conditions of Contract.

SECTION I

1. Scope

(1) The General Conditions of Contract in Section I shall apply to contracts concerning (statutory and voluntary) audits with or without auditor's certificate, expert opinions, court expert opinions, preparation of annual financial statements and other financial statements, tax consultancy and other services to be rendered within the framework of a contract for the rendering of services, excluding bookkeeping, payroll accounting and the administration and assessment of payroll-related taxes and contributions.

(2) The General Conditions of Contract shall apply, if their use has been explicitly or tacitly agreed upon. Furthermore, in the absence of another agreement, they shall be used for reference to facilitate interpretation.

(3) Point 8 shall also apply to third parties whose services, in certain cases, may be enlisted by the contractor for the execution of the contract.

2. Scope and Execution of Contract

(1) Reference shall be made to Items 3 and 4 of the Preamble.

(2) Should the legal situation change subsequent to delivering a final professional statement, the person entitled to exercise the profession shall not be obliged to inform the client of changes or of the consequences thereof. This shall also apply to the completed parts of a contract.

(3) An application submitted by the person entitled to exercise the profession to an authority (e.g. tax office, social security institution) by electronic means, shall be regarded as neither signed by the person entitled to exercise the profession nor by the person authorized to submit such an application.

3. Client's Obligation to Provide Information and Submit Complete Set of Documents

(1) The client shall make sure that all documents required for the execution of the contract be placed in good time and without special request at the disposal of the person entitled to exercise the profession and that he/she be informed of all events and circumstances which may be of significance for the execution of the contract. This shall also apply to documents, events and circumstances which become known only after the person entitled to exercise the profession has commenced his/her work.

(2) The client shall confirm in writing that all documents submitted, all information provided and explanations given in the context of audits, expert opinions and expert services are complete. This statement may be made on the forms specifically designed for this purpose.

(3) If the client fails to disclose considerable risks in connection with the preparation of annual financial statements and other statements, the contractor shall not be obliged to render any compensation in this respect.

4. Maintenance of Independence

The client shall be obliged to take all measures to make sure that the independence of the employees of the person entitled to exercise the profession be maintained and shall refrain from jeopardizing their independence in any way. In particular, this shall apply to offers of employment and to offers to accept contracts on their own account.

5. Reporting Requirements

(1) In the absence of an agreement to the contrary, a written report shall be drawn up in the case of audits and expert opinions.

(2) All information and opinions of the person entitled to exercise the profession and his employees shall only be binding provided they are set down or confirmed in writing. Written opinions shall only be those on which there is a company signature. Written opinions shall in no circumstances be information sent electronically, specifically not via e–mail.

(3) Transmission errors cannot be excluded when information is transmitted electronically. The person entitled to exercise the profession and his employees shall not be liable for losses which arise as a result of transmission errors. Electronic transmission (incl. via the Internet/e-mail) shall be exclusively at the client's risk. The client is aware that confidentiality is not guaranteed when the Internet is used. Furthermore, amendments or supplements to documents transmitted shall only be permissible subject to explicit approval.

(4) Receipt and forwarding of information to the person entitled to exercise the profession and his employees are not always guaranteed when the telephone is used, in particular in conjunction with automatic telephone answering systems, fax, e-mail and other electronic means of communication. As a result, instructions and important information shall only be deemed to have been received by the person entitled to exercise the profession provided they are also received in writing, unless explicit confirmation of receipt is provided in individual instances. Automatic confirmation that items have been transmitted and read shall not as such constitute explicit confirmations of receipt. This shall apply in particular to the transmission of decisions and other information relating to deadlines. As a result, critical and important notifications must be sent to the person entitled to exercise the profession by post or courier. Delivery of documents to employees outside the firm's offices shall not count as delivery.

(5) The client agrees to being sent recurrent general tax law and general commercial law information by the person entitled to exercise the profession via electronic means. This shall not apply to unsolicited information in accordance with § 107 of the Austrian Telecommunications Act (TKG).

6. Protection of Intellectual Property of the Person Entitled to Exercise the Profession

(1) The client shall be obliged to ensure that reports, expert opinions, organizational plans, drafts, drawings, calculations and the like, issued by the person entitled to exercise the profession, be used only for the

purpose specified in the contract (e.g. pursuant to Section 44 Para. 3 Austrian Income Tax Act 1988). Furthermore, professional statements made by the person entitled to exercise the profession may be passed on to a third party for use only with the written consent of the person entitled to exercise the profession.

(2) The use of professional statements made by the person entitled to exercise the profession for promotional purposes shall not be permitted; a violation of this provision shall give the person entitled to exercise the profession the right to terminate without notice to the client all contracts not yet executed.

(3) The person entitled to exercise the profession shall retain the copyright on his/her work. Permission to use the work shall be subject to the written consent by the person entitled to exercise the profession.

7. Correction of Errors

(1) The person entitled to exercise the profession shall have the right and shall be obliged to correct all errors and inaccuracies in his/her professional statement which subsequently come to light and shall be obliged to inform the client thereof without delay. He/she shall also have the right to inform a third party acquainted with the original statement of the change.

(2) The client has the right to have all errors corrected free of charge, if the contractor can be held responsible for them; this right will expire six months after completion of the services rendered by the person entitled to exercise the profession and/or – in cases where a written statement has not been delivered – six months after the person entitled to exercise the profession has completed the work that gives cause to complaint.

(3) If the contractor fails to correct errors which have come to light, the client shall have the right to demand a reduction in price. The extent to which additional claims for damages can be asserted is stipulated under Point 8.

8. Liability

(1) The person entitled to exercise the profession shall only be liable for violating intentionally or by gross negligence the contractual duties and obligations entered into.

(2) In cases of gross negligence, the maximum liability for damages due from the appointed person entitled to exercise the profession is tenfold the minimum insurance sum of the professional liability insurance according to Section 11 of the Act on Professions in the Field of Public Accounting (WTBG) in the currently valid version.

(3) Any action for damages may only be brought within six months after those entitled to assert a claim have gained knowledge of the damage, but not later than three years after the occurrence of the (primary) loss following the incident upon which the claim is based, unless other statutory limitation periods are laid down in other legal provisions.

(4) Should Section 275 of the Company Code (UGB) be mandatorily applicable, the liability provisions pursuant to Section 275 shall apply where these represent mandatory law, even in cases where several persons have participated in the execution of the contract or where several activities requiring compensation have taken place, irrespective of whether other participants have acted with intent.

(5) In cases where a formal audit certificate is issued, the applicable limitation period shall commence at the latest at the time of issue of said audit certificate.

(6) If activities are carried out by enlisting the services of a third party, e.g. a data-processing company, and the client is informed thereof, any warranty claims and claims for damages which arise against the third party according to law and in accordance with the conditions of the third party, shall be deemed as having been passed on to the client. The person entitled to exercise the profession shall only be liable for fault in choosing the third party.

(7) The person entitled to exercise the profession shall not be liable to a third party, if his/her professional statements are passed on by the client without the approval or knowledge of the person entitled to exercise the profession.

(8) The above provisions shall apply not only vis-à-vis the client but also vis-à-vis third parties, if the person entitled to exercise the profession, in exceptional cases, should be liable for his/her work. The maximum sum of liability shall be valid only once for all parties injured, including the compensation claims of the client, even if several persons (the client and a third party or several third parties) have been wronged; the claims of the aggrieved parties shall be satisfied in the order in which the claims have been raised.

9. Secrecy, Data Protection

(1) According to Section 91 WTBG the person entitled to exercise the profession shall be obliged to maintain secrecy in all matters that become known to him/her in connection with his work for the client, unless the client releases him/her from this duty or he/she is bound by law to deliver a statement.

(2) The person entitled to exercise the profession shall be permitted to hand on reports, expert opinions and other written statements pertaining to the results of his/her services to third parties only with the permission of the client, unless he/she is required to do so by law.

(3) The person entitled to exercise the profession is authorized to process personal data entrusted to him/her within the framework of the purpose of the contract or to have them processed by a third party according to Point 8 Item 5. The person entitled to exercise the profession shall guarantee that according to Section 15 of the Data Protection Act secrecy be maintained. According to Section 11 of the Data Protection Act the material made available to the person entitled to exercise the profession (data carrier, data, control numbers, analyses and programs) as well as all results obtained as a result of the work provided shall be returned to the client, unless the client has requested in writing that the material and/or results be transferred to a third party. The person entitled to exercise the profession shall be obliged to take measures to ensure that the client can meet his/her obligation to provide information according to Section 26 of the Data Protection Act. The client's instructions required for this purpose shall be given in writing to the person entitled to exercise the profession. Unless a fee has been negotiated for providing such information, the client shall be charged only the actual efforts undertaken. The client shall meet his/her obligation to provide information to those concerned and/or to register in the data processing register, unless the contrary has been explicitly agreed in writing.

10. Termination

(1) Unless otherwise agreed in writing or stipulated by force of law, either contractual partner shall have the right to terminate the contract at any time with immediate effect. The fee shall be calculated according to Point 12.

(2) However, a continuing agreement (even with a flat fee)- always to be presumed in case of doubt –may, without good reason (cf. Section 88 Item 4 WTBG), only be terminated at the end of the calender month by observing a period of notice of three months, unless otherwise agreed in writing.

(3) Except for cases listed in Item 5, in case of termination of a continuing agreement only those tasks shall be part of the list of jobs to be completed and finished that can be completed fully or to the largest part within the period of notice, with financial statements and annual income tax returns being deemed to be subject to successful completion within two months calculated from the balance sheet date. In this case the above-mentioned jobs actually have to be completed within a reasonable period of time, if all documents and records required are provided without delay and if no good reason within the meaning of Section 88 Paragraph 4 WTBG is cited.

(4) In case of a termination according to Item 2 the client shall be informed in writing within one month which assignments at the time of termination are considered to be part of the work to be completed.

(5) If the client is not informed within this period about the assignments still to be carried out, the continuing agreement shall be deemed terminated upon completion of the tasks under way at the date when the notice of termination is served.

(6) Should it happen that in case of a continuing agreement as defined under Items 2 and 3 – for whatever reason – more than two similar jobs which are usually completed only once a year (e.g. financial statements or annual tax returns etc.) are to be completed, any such jobs exceeding this number shall be regarded as assignments to be completed only with the client's explicit consent. If applicable, the client shall be informed of this explicitly in the statement pursuant to Item 4.

11. Default in Acceptance and Failure to Cooperate on the part of the Client

If the client defaults on acceptance of the services rendered by the person entitled to exercise the profession or fails to carry out a task incumbent on him/her either according to Point 3 or imposed on him/her in another way, the person entitled to exercise the profession shall have the right to terminate the contract without prior notice. His/her fees shall be calculated according to Point 12. Default in acceptance or failure to cooperate on the part of the client shall also justify a claim for compensation made by the person entitled to exercise the profession for the extra time and labor hereby expended as well as for the damage caused, if the person entitled to exercise the profession does not invoke his/her right to terminate the contract.

12. Entitlement to Fee

(1) If the contract fails to be executed (e.g. due to termination), the person entitled to exercise the profession shall be entitled to the negotiated fee, provided he/she was prepared to render the services and was prevented from so doing by circumstances caused by the client (Section 1168 of the Civil Code (ABGB)); in this case the person entitled

to exercise the profession need not deduct the amount he/she obtained or could have obtained through alternative use of his/her own professional services or those of his/her employees.

(2) If the client fails to cooperate and the assignment cannot be carried out because of lack of cooperation, person entitled to exercise the profession shall also have the right to set a reasonable grace period on the understanding that, if this grace period expires without results, the contract shall be deemed cancelled and the consequences indicated in Item 1) shall apply.

(3) If the person entitled to exercise the profession terminates the contract without good reason and at an inopportune moment, he/she shall compensate the client for the damage caused according to Point 8.

(4) If the client – having been made aware of the legal situation – agrees that the person entitled to exercise the profession duly completes the task, the work shall be completed accordingly.

13. Fee

(1) Unless the parties agreed that the services would be rendered free of charge or unless explicitly stipulated otherwise, an appropriate remuneration in accordance with Sections 1004 and 1152 of the Austrian Civil Code (ABGB) is due. Unless a different agreement has demonstrably been reached, payments by the client shall in all cases be credited against the oldest debt. The claim for remuneration by the person entitled to exercise the profession is based upon an agreement concluded between him/her and the principal involved.

(2) Proper understanding between the person entitled to exercise the profession and their principals is most effectively achieved by clearly expressed remuneration agreements.

(3) The smallest service unit which may be charged is a quarter of an hour.

(4) Travel time to the extent required is also charged in most cases.

(5) Study of documents which, in terms of their nature and extent, may prove necessary for preparation of the person entitled to exercise the profession in his/her own office may also be charged as a special item

(6) Should a remuneration already agreed upon prove inadequate as a result of the subsequent occurrence of special circumstances or special requirements of the principal, additional negotiations for the agreement of a more suitable remuneration are usual. This also usually applies where inadequate fixed sum remunerations are concerned.

(7) Persons entitled to exercise the profession also include charges for supplementary costs and value-added (turnover) tax in addition to the above.

(8) Supplementary costs also include documented or flatrate cash expenses, travelling expenses (first class for train journeys, sleeping car (wagon lits) if necessary, dietary requirements, mileage allowance, photocopy costs and similar supplementary costs.

(9) Should particular third party liabilities be involved, the necessary insurance premiums also count as supplementary costs.

(10) Personnel and material expenses for the preparation of reports, expertises and similar documents are also viewed as supplementary costs.

(11) For the execution of a commission wherein mutual conclusion involves several persons entitled to exercise the profession, each of the latter will charge his/her own remuneration.

(12) Remunerations and advance payments required are due immediately after receipt of their written claim should no other agreements exist. Where payments of remuneration are made later than 14 days after the due date, default interest may be charged. Where mutual business transactions are concerned, a default interest rate of 8% above the base rate is agreed upon (Cf. Section 352 of the Austrian Commercial Code (UGB)).

(13) Time limitation is in accordance with Section 1486 of the Austrian Civil Code (ABGB), starting at the time of conclusion of the service involved or a later rendering of accounts after an appropriate time-limit.

(14) An objection may be raised in writing against bills presented by the appointed trustee up to 4 weeks after the date of presentation. Otherwise the bill is considered as accepted. Filing of a bill in the accounting system of the recipient is also considered as acceptance.

14. Other Provisions

(1) In addition to the reasonable rate or fee charged, the person entitled to exercise the profession shall have the right to claim reimbursement of expenses. He/she can ask for advance payments and can make delivery of the results of his/her (continued) work dependent on satisfactory fulfillment of his/her demands. In this context reference shall be made to the legal right of retention (Section 471 of the Civil Code (ABGB), Section 369 of the Company Code). If the right of retention is wrongfully exercised, the person entitled to exercise the profession shall be liable only in case of gross negligence up to the outstanding amount of his/her fee. As regards standing orders, the provision of further services may be denied until payment of previous services has been effected. This shall analogously apply if services are rendered in installments and fee installments are outstanding.

(2) With the exception of obvious essential errors, a complaint concerning the work of the person entitled to exercise the profession shall not justify the retention of remuneration owed in accordance with Item 1.

(3) Offsetting the remuneration claims made by the person entitled to exercise the profession in accordance with Item 1 shall only be permitted, if the demands are uncontested and legally valid.

(4) At the request and expense of the client, the person entitled to exercise the profession shall hand over all documents received from the client within the scope of his/her activities. However, this shall not apply to correspondence between the person entitled to exercise the profession and his/her client, to original documents in his/her possession or to documents which have to be kept in accordance with the directive on money laundering. The person entitled to exercise the profession may make or retain copies or duplicates of the documents to be returned to the client. The client shall be obliged to bear these expenses in so far as these copies or duplicates may be required as a proof of the orderly execution of all professional duties by the person entitled to exercise the profession.

(5) The client shall fetch the documents handed over to the person entitled to exercise the profession within three months after the work has been completed. If the client fails to do so, the person entitled to exercise the profession shall have the right to return them to the client at the cost of the client or to charge safe custody charges, if the person entitled to exercise the profession can prove that he/she has asked the client twice to pick up the documents handed over.

(6) The person entitled to exercise the profession shall have the right to compensation of any fees that are due by use of any available deposited funds, clearing balances, trust funds or other liquid resources at his/her disposal even if these funds are explicitly intended for safe keeping, if the client had to reckon with a counterclaim of the person entitled to exercise the profession.

(7) To safeguard an existing or future fee payable, the person entitled to exercise the profession shall have the right to transfer a balance held by the client with the tax office or another balance held by the client in connection with charges and contributions, to a trust account. In this case the client shall be informed about the transfer. Subsequently, the amount secured may be collected either after agreement has been reached with the client or after enforceability by execution has been declared.

15. Applicable Law, Place of Performance, Jurisdiction

(1) The contract, its execution and the claims resulting from it shall be exclusively governed by Austrian law.

(2) The place of performance shall be the place of business of the person entitled to exercise the profession.

(3) In case of disputes, the court of the place of performance shall be the competent court.

16. Supplementary Provisions for Audits

(1) For statutory audits of financial statements which are carried out in order to issue a formal audit certificate (e.g. Section 268 and the following sections of the Company Code), the purpose of the contract, unless otherwise agreed to in writing, shall not be to investigate whether regulations concerning tax laws or specific regulations, e.g. price fixing, restriction of competition and foreign exchange regulations have been adhered to. Neither shall the purpose of the statutory audit of financial statements be to investigate whether the business is run in an economical, efficient and expedient manner. Within the framework of a statutory audit of a financial statement there shall be no obligation to detect the falsification of accounts or other irregularities.

(2) When a qualified or unqualified audit certificate is issued within the scope of a statutory audit of the annual financial statement, the audit certificate issued shall be appropriate for the respective type of business organization.

(3) If financial statements are published together with the audit certificate, they shall only be published in the form confirmed or explicitly permitted by the auditor.

(4) If the auditor revokes his/her audit certificate, the further use thereof shall no longer be permitted. If the financial statements have been

published with the audit certificate, the revocation thereof shall also be published.

(5) For other statutory and voluntary audits of financial statements as well as for other audits, the above principles shall apply accordingly.

17. Supplementary Provisions concerning the Preparation of Annual Financial Statements and Other Financial Statements, Consultation and Other Services to be Provided within the Framework of a Contract for the Rendering of Services

(1) The person entitled to exercise the profession, when performing the aforementioned activities, shall be justified in accepting information provided by the client, in particular figures, as correct. However, he/she is obliged to inform the client of any errors identified by him/her. The client shall present the person entitled to exercise the profession with all important documents required for keeping deadlines, in particular tax assessment notices, in good time so as to ensure that the person entitled to exercise the profession has a reasonable amount of time, but not less than one week, to process the information.

(2) In the absence of written agreements to the contrary, consultation shall consist of the following activities:

a) preparing annual tax returns for income tax and corporate tax on the basis of the financial statements and other documents and papers required for taxation purposes and to be submitted by the client or prepared by the contractor.
b) examining the tax assessment notices for the tax returns mentioned under a).
c) negotiating with the fiscal authorities in connection with the tax returns and notices mentioned under a) and b).
d) participating in external tax audits and assessing the results of external tax audits with regard to the taxes mentioned under a).
e) participating in appeal procedures with regard to the taxes mentioned under a). If the person entitled to exercise the profession receives a flat fee for regular tax consultation, in the absence of written agreements to the contrary, the activities mentioned under d) and e) shall be invoiced separately.

(3) Particular matters pertaining to income tax, corporate tax and ratable value tax return as well as all matters relating to value-added tax, withholding tax on salaries and wages and other taxes and duties shall only be prepared on the basis of a specific contract. This shall also apply to

a) processing non-recurring matters pertaining to tax, e.g. inheritance tax, capital transfer tax, land transfer tax,
b) the defense and consultation in penal procedures relating to the taxes mentioned,
c) providing consultation and expert opinions in matters pertaining to the foundation, restructuring, merger, capital increase and decrease, and reorganization of a company, entry and retirement of a shareholder or partner, sale of a business, winding up, management consultancy and other activities according to Sections 3 to 5 of the Act on Professions in the Field of Public Accounting (WTBG).
d) the preparation of applications to the Register of Companies in connection with annual financial statements, including the keeping of records required.

(4) Provided the preparation of the annual value added tax return is part of the contract accepted, this shall not include the examination of any particular accounting conditions nor the examination of whether all relevant value added tax concessions have been utilized, unless the person entitled to exercise the profession can prove that he/she has been commissioned accordingly.

(5) The aforementioned paragraphs shall not apply to services requiring particular expertise provided by an expert.

SECTION II

18. Scope

The General Conditions of Contract in Section II shall apply to contracts for the rendering of services in the field of bookkeeping, payroll accounting and the administration and assessment of payroll-related taxes and contributions.

19. Scope and Execution of Contract

(1) Reference shall be made to Items 3 and 4 of the Preamble.

(2) The person entitled to exercise the profession shall be justified in regarding information and documents presented to him/her by the client, in particular figures, as correct and complete and in using them as a basis for accounting. The person entitled to exercise the profession shall not be obliged to identify errors, unless he/she has been specifically instructed to do so in writing. However, if errors are identified, he/she shall inform the client thereof.

(3) If a flat fee has been negotiated for the activities mentioned in Point 18, in the absence of written agreements to the contrary, representation in matters concerning all types of tax audits and audits of payroll-related taxes and social security contributions including settlements concerning tax assessments and the basis for contributions, preparation of reports, appeals and the like shall be invoiced separately.

(4) Particular individual services in connection with the services mentioned in Point 18, in particular ascertaining whether the requirements for statutory social security contributions are met, shall be dealt with only on the basis of a specific contract and shall be treated according to Section I or Section III of the General Conditions of Contract.

(5) Any application submitted to authorities (e.g. tax office, social insturance institution) electronically, shall be regarded as neither signed by the person entitled to exercise the profession nor by the person authorized to transmit the application.

20. Client's Duty to Cooperate

The client shall make sure that all information and documents required for bookkeeping, payroll accounting and administration and assessment of payroll-related taxes and contributions be placed at the disposal of the person entitled to exercise the profession on an agreed date without his/her specific request.

21. Termination

(1) Unless otherwise agreed to in writing, either contractual partner may terminate the contract at the end of each month with three months' notice without giving a particular reason.

(2) If the client repeatedly fails to fulfill his/her duties according to Point 20, the person entitled to exercise the profession shall have the right to terminate the contract immediately without prior notice.

(3) If the person entitled to exercise the profession delays in rendering services due to reasons for which he/she is solely responsible, the client shall have the right to terminate the contract immediately without prior notice.

(4) In case of a termination of the contractual relationship only those assignments shall be considered part of the contract which the contractor is already working on or major parts of which can be completed within the period of notice and which are notified to the client within one month.

22. Fee and Entitlement to Fee

(1) Unless otherwise agreed to in writing, the fee shall be considered agreed upon for one year at a time.

(2) If the contract is terminated pursuant to Point 21 Item 2 the person entitled to exercise the profession shall have the right to the full fee negotiated for three months. This shall also apply if the client fails to observe the period of notice.

(3) If the contract is terminated pursuant to Point 21 Item 3, the person entitled to exercise the profession shall only have the right to the fee corresponding to the services rendered up to this point, provided they are of value to the client.

(4) If a flat fee has not been negotiated, the fee shall be calculated pursuant to Item 2 according to the monthly average of the current year of contract until termination.

(5) Unless the parties agreed that the services would be rendered free of charge or unless explicitly stipulated otherwise, an appropriate remuneration in accordance with Sections 1004 and 1152 of the Austrian Civil Code (ABGB) is due. Unless a different agreement has demonstrably been reached, payments by the client shall in all cases be credited against the oldest debt. The claim for remuneration by the person entitled to exercise the profession is based upon an agreement concluded between him/her and the principal involved. Furthermore, the basics standardized under section 13 apply.

23. Other Provisions

In all other cases, Point 1 Item 2, Point 4, Point 6, Point 7, Point 8, Point 9, Point 14 and Point 15 of Section I of the General Conditions of Contract shall apply accordingly.

SECTION III

24. Scope

(1) The General Conditions of Contract in Section III shall apply to all contracts not mentioned in the previous sections, which are not to be regarded as contracts for rendering services and are not related to the contracts mentioned in the previous sections.

(2) In particular, Section III of the General Conditions of Contract shall apply to contracts concerning the non-recurring participation in negotiations, to services as an agent in matters pertaining to insolvency, to contracts concerning non-recurring interventions and the handling of the individual matters mentioned in Point 17 Item 3 in the absence of a continuing agreement.

25. Scope and Execution of Contract

(1) Reference shall be made to Items 3 and 4 of the Preamble.

(2) The person entitled to exercise the profession shall be justified in regarding and obliged to regard information and documents presented to him/her by the client, in particular figures, as correct and complete. In case of penal procedures he/she shall protect the rights of the client.

(3) The person entitled to exercise the profession shall not be obliged to identify errors, unless he/she has been specifically instructed to so in writing. However, if he/she identifies errors, the client shall be informed accordingly.

26. Client's Duty to Cooperate

The client shall make sure that all the necessary information and documents be placed at the disposal of the person entitled to exercise the profession in good time and without his/her special request.

27. Termination

Unless otherwise agreed to in writing or stipulated by force of law, either contractual party shall have the right to terminate the contract at any time with immediate effect (Section 1020 of the Civil Code (ABGB)).

28. Fee and Entitlement to Fee

(1) Unless the parties agreed that the services would be rendered free of charge or unless explicitly stipulated otherwise, an appropriate remuneration in accordance with Sections 1004 and 1152 of the Austrian Civil Code (ABGB) is due. Unless a different agreement has demonstrably been reached, payments by the client shall in all cases be credited against the oldest debt. The claim for remuneration by the person entitled to exercise the profession is based upon an agreement concluded between him/her and the principal involved. Furthermore, the basics standardized under section 13 apply.

(2) In the event of termination the fee shall be calculated according to the services rendered up to this point, provided they are of value to the client.

29. Other Provisions

The reference in Point 23 to provisions in Section I shall apply accordingly.

SECTION IV

30. Scope

The Conditions of Contract of Section IV shall only apply to consumer business in accordance with the Consumer Act (Federal Law of March 8, 1979/Federal Law Gazette No. 140 as amended).

31. Supplementary Provisions

(1) Contracts between persons entitled to exercise the profession and consumers shall fall under the obligatory provisions of the Consumer Act.

(2) The person entitled to exercise the profession shall only be liable for the deliberate and gross negligent violation of the obligations assumed.

(3) Contrary to the limitation laid down in Point 8 Item 2 of the General Conditions of Contract, the duty to compensate on the part of the person entitled to exercise the profession shall not be limited in case of gross negligence.

(4) Point 8 Item 3 of the General Conditions of Contract (asserting claims for damages within a certain period) shall not apply.

(5) Right of Withdrawal according to Section 3 of the Consumer Protection Act

If the consumer has not made his/her contract statement in the office usually used by the person entitled to exercise his/her profession, he/she may withdraw from the contract application or the contract proper. This withdrawal may be declared until the contract has been concluded or within one week after its conclusion; the period commences as soon as a document has been handed over to the consumer which contains at least the name and the address of the person entitled to exercise the profession as well as instructions on the right to revoke the contract, but no earlier than the conclusion of the contract.

The consumer shall not have the right to withdraw from the contract,

1. if the consumer himself/herself established the business relationship concerning the conclusion of this contract with the person entitled to exercise the profession or his/her agent,

2. if the conclusion of the contract has not been preceded by any talks between the parties involved or their agents or

3. in case of contracts where the mutual services have to be provided immediately, if the contracts are usually concluded outside the offices of the persons entitled to exercise the profession, and the fee agreed upon does not exceed €15.

In order to become legally effective, the revocation shall be declared in writing. It is sufficient if the consumer returns a document that contains his/her contract declaration or that of the person entitled to exercise the profession to the person entitled to exercise the profession with a note which reveals that the consumer rejects the conclusion or the maintenance of the contract. It is sufficient if this declaration is dispatched within a week.

If the consumer withdraws from the contract according to Section 3 of the Consumer Act,

1. the person entitled to exercise the profession shall return all benefits received, including all statutory interest, calculated from the day of receipt, and to compensate the consumer for all necessary and useful expenses incurred in this matter,

2. the consumer shall pay for the value of the services rendered by the person entitled to exercise the profession as far as they are of a clear and predominant benefit to him/her.

According to Section 4 Paragraph 3 of the Consumer Act claims for damages shall remain unaffected.

(6) Cost Estimates according to Section 5 of the Consumer Act

The consumer shall pay for the preparation of a cost estimate in accordance with Section 1170a of the Austrian Civil Code by the person entitled to exercise the profession only, if this payment obligation has been notified to the consumer beforehand.

If the contract is based on a cost estimate prepared by the person entitled to exercise the profession, its correctness shall be deemed warranted as long as the opposite has not been explicitly declared.

(7) Correction of Errors: Supplement to Point 7

If the person entitled to exercise the profession is obliged according to Section 932 of the Austrian Civil Code to improve or complement his/her services, he/she shall execute this duty at the place where the matter was transferred to him/her. If it is in the interest of the consumer to have the work and the documents returned by the person entitled to exercise the profession, the consumer may carry out this transfer at his/her own risk and expense.

(8) Jurisdiction: Instead of Point 15 Item 3:

If the domicile or the usual residence of the consumer is within the country or if he/she is employed within the country, in case of an action against him/her according to Sections 88, 89, 93 Paragraph 2 and 104 Paragraph 1 JN the jurisdiction of a court shall depend on the district where the consumer has his domicile, usual residence or place of employment.

(9) Contracts on Recurring Services

(a) Contracts which oblige the person entitled to exercise the profession to render services and the consumer to effect repeated payments and which have been concluded for an indefinite period or a period exceeding one year, may be terminated by the consumer at the end of the first year, and after the first year at the end of every six months, by adhering to a two-month period of notice.

(b) If the total work is regarded as a service that cannot be divided on account of its character, the extent and price of which is determined already at the conclusion of the contract, the first date of termination may be postponed until the second year has expired. In case of such contracts the period of notice may be extended to a maximum of six months.

(c) If the execution of a certain contract indicated in lit.a) 1 requires considerable expenses on the part of the person entitled to exercise the profession and if he/she informed the consumer about this not later than when the contract was concluded, reasonable dates of termination and periods of notice which deviate from lit.a) and b) and which fit the respective circumstances may be agreed.

(d) If the consumer terminates the contract without complying with the period of notice, the termination shall become effective at the next termination date which follows the expiry of the period of notice.

82-35027

PRICEWATERHOUSECOOPERS

PwC Transaction Services
Wirtschaftsprüfung GmbH
Erdbergstraße 200
1030 Wien
Tel.: +43 (1) 501 88 - 0
Fax: +43 (1) 501 88 - 601
www.pwc.at

RMI, WFE, SCT, KCT
Bericht§3GesAusG BU-VA10_clean.doc
14. Mai 2008

Prüfbericht gem. § 3 Abs. 2 GesAusG über den geplanten Ausschluss von Minderheitsaktionären der

BÖHLER-UDDEHOLM Aktiengesellschaft

durch die Hauptaktionärin

voestalpine AG

Wien, am 14. Mai 2008

Inhaltsverzeichnis

1. Auftrag und Auftragsdurchführung

1. Die voestalpine AG, Linz („voestalpine" oder „Hauptaktionärin"), Hauptaktionärin der BÖHLER-UDDEHOLM Aktiengesellschaft, Wien („BU AG", „Böhler-Uddeholm" oder „Gesellschaft"), beabsichtigt den Ausschluss der Minderheitsaktionäre der BU AG gegen Gewährung einer angemessenen Barabfindung gemäß GesAusG herbeizuführen. Die Beschlussfassung über die Übertragung der Aktien der Minderheitsaktionäre der BU AG soll in der ordentlichen Hauptversammlung der Gesellschaft am 23. Juni 2008 (mit allfälliger Fortsetzung am 24. Juni 2008) erfolgen.

2. Das Handelsgericht Wien hat mit Beschluss vom 7. April 2008 (Geschäftszahl 74 Fr 3512/08 a -3) auf gemeinsamen Antrag des Aufsichtsrates der Gesellschaft und der Hauptaktionärin die PwC Transaction Services Wirtschaftsprüfung GmbH, Wien („PwC"), zum sachverständigen Prüfer gem. § 3 Abs. 2 GesAusG bestellt.

3. Gemäß § 3 Abs. 2 GesAusG umfasst unsere Prüfung

   - die Richtigkeit des Berichtes des Vorstandes der BU AG sowie der Hauptaktionärin gemäß § 3 Abs. 1 GesAusG und

   - die Angemessenheit der Barabfindung gem. § 2 Abs. 2 GesAusG.

4. Wir haben unsere Arbeiten in den Monaten April und Mai 2008 in den Geschäftsräumen der BU AG, im Büro von Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz („E&Y") sowie in unserem Büro in Wien durchgeführt. Bei der Prüfung standen uns insbesondere die folgenden Unterlagen zur Verfügung:

- Der gemeinsame Bericht des Vorstandes der Gesellschaft und der Hauptaktionärin gem. § 3 Abs. 1 GesAusG vom 13./14. Mai 2008,

- Das Schreiben der voestalpine an den Vorstand der Gesellschaft vom 31. März 2008, in dem die Hauptaktionärin das Verlangen auf Übertragung der Anteile der Minderheitsaktionäre auf die Hauptaktionärin stellt,

- Der Beschlussantrag an die Hauptversammlung der BU AG über den Ausschluss der Minderheitsaktionäre,

- Die geprüften Jahresabschlüsse der BU AG zum 31. Dezember 2006, 31. Dezember 2007 und 31. März 2008 sowie die geprüften Konzernabschlüsse der BU-Gruppe zum 31. Dezember 2006 und 31. März 2008,

- Auszüge aus den Unterlagen zur Aufsichtsratsitzung der BU AG vom 17. Dezember 2007,
- Das Gutachten von E&Y vom 13. Mai 2008 zur Bewertung der BU AG zum 23./24. Juni 2008 sowie vorhergehende Entwurfsfassungen, Arbeitsunterlagen und Rechenmodelle,
- Planungsunterlagen der BU AG für die Jahre 2008/09 bis 2013/14.

5. Alle von uns erbetenen Informationen und Nachweise wurden uns vom Vorstand der Gesellschaft und der Hauptaktionärin, den von ihnen jeweils benannten Mitarbeitern und vom Gutachter E&Y bereitwillig erteilt. Die Vorstände der voestalpine und der BU AG haben uns gegenüber schriftlich versichert, dass die Erläuterungen und Auskünfte, die für die Erstattung des Prüfungsberichtes von Bedeutung sind, vollständig und richtig erteilt wurden. Die jeweiligen Vollständigkeitserklärungen haben wir zu unseren Unterlagen genommen.

6. Unsere Prüfungsergebnisse beruhen auf der Prüfung von Unterlagen der BU AG, der Befragung der mit der Erstellung der Unternehmensplanung befassten Mitarbeiter, sowie auf dem Bewertungsgutachten von E&Y und ergänzenden Informationen seitens des Bewertungsgutachters E&Y.

7. Sollten sich zwischen dem Abschluss unserer Prüfung und dem Zeitpunkt der Beschlussfassung der ordentlichen Hauptversammlung der BU AG am 23. Juni 2008 (mit allfälliger Fortsetzung am 24. Juni 2008) wesentliche Grundlagen der Bewertung ändern, sind diese bei der Bemessung der Barabfindung noch zu berücksichtigen.

8. Bei der Auftragsdurchführung haben wir das Fachgutachten zur Unternehmensbewertung des Fachsenats für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder vom 27. Februar 2006 („KFS BW1 2006") sowie Empfehlungen der Arbeitsgruppe Unternehmensbewertung des genannten Fachsenats („Arbeitsgruppe Unternehmensbewertung") beachtet.

9. Für die Durchführung dieses Auftrages und unsere Verantwortlichkeit sind, auch im Verhältnis zu Dritten, die PwC-Auftragsbedingungen sowie die Allgemeinen Auftragsbedingungen für Wirtschaftstreuhandberufe (AAB) in Österreich in der Fassung vom 31. August 2007 maßgebend. Eine Kopie dieser Auftragsbedingungen ist als Anlage diesem Bericht beigefügt.

2. Gegenstand und Umfang der Prüfung gemäß § 3 Abs. 2 GesAusG

10. Gegenstand und Umfang unserer Prüfung ergeben sich aus § 3 Abs. 2 GesAusG. Prüfungsgegenstand ist demnach die Richtigkeit des Berichtes des Vorstandes der BU AG und der Hauptaktionärin nach § 3 Abs. 1 GesAusG und die Angemessenheit der Barabfindung.

11. Auf unsere Tätigkeit als sachverständiger Prüfer ist § 220b Abs. 3 bis 5 AktG sinngemäß anwendbar. Dies bedeutet unter anderem, dass wir schriftlich über das Ergebnis der Prüfung zu berichten haben und unser Prüfbericht mit einer Erklärung darüber abzuschließen ist, ob die festgelegte Barabfindung angemessen ist. Bei der Prüfung der Angemessenheit der festgelegten Barabfindung für die Übertragung der Aktien der Minderheitsaktionäre auf die Hauptaktionärin haben wir folgendes untersucht:

- nach welchen Methoden die Barabfindung ermittelt worden ist,
- ob die Anwendung dieser Methoden angemessen ist,
- welche Barabfindung sich bei der Anwendung verschiedener Methoden, sofern mehrere angewandt worden sind, jeweils ergeben würde; welche Gewichtung diesen Methoden bei der Bestimmung der festgelegten Barabfindung beigemessen wurde, sowie ob und welche besonderen Schwierigkeiten bei der Bewertung des Unternehmens aufgetreten sind.

12. Die Erläuterung und Begründung der Angemessenheit der Barabfindung durch den Vorstand der Gesellschaft und der Hauptaktionärin und die Beurteilung durch den sachverständigen Prüfer erfolgt üblicherweise auf der Basis einer von einem Bewertungsgutachter durchgeführten Unternehmensbewertung (§ 3 Abs. 5 Z 3 GesAusG). Wir haben das methodische und inhaltliche Vorgehen des Bewertungsgutachters gewürdigt und untersucht, ob die der Unternehmensbewertung zu Grunde liegenden Annahmen und Daten fachgerecht abgeleitet worden sind. Soweit die Unternehmensbewertung auf Basis zukünftiger finanzieller Überschüsse erfolgt, die bei der Fortführung des Unternehmens erwirtschaftet werden, haben wir untersucht, ob die Zukunftseinschätzungen plausibel erscheinen.

13. Die Erstellung einer eigenen Unternehmensbewertung ist nicht Aufgabe des Prüfers und wir haben daher auch keine eigene Unternehmensbewertung durchgeführt.

3. Prüfung des Berichtes gemäß §3 Abs. 1 GesAusG – Rechtliche Voraussetzungen

14. Die voestalpine hat am 26. April 2007 ein freiwilliges öffentliches Übernahmeangebot zum Erwerb von Aktien an der BU AG gelegt. Nach Abschluss des Übernahmeverfahrens und dreimonatiger Nachfrist bis 6. September 2007 sowie nach Parallelerwerben hielt die voestalpine rund 79,2% der Aktien der Gesellschaft. Am 20. März 2008 hat die voestalpine infolge weiterer Zukäufe die Schwelle von 90% des Nennkapitals überschritten und hält am 13. Mai 2008 46.331.347 Stückaktien der Gesellschaft. Bei einer Gesamtanzahl von 51.000.000 Aktien entspricht das einem Anteil von rund 90,85%. Der Vorstand der BU AG hat uns bestätigt, dass die Gesellschaft keine eigenen Aktien hält, der Anteil am Gesamtnennkapital entspricht daher auch dem Anteil der voestalpine.

15. Mit Schreiben vom 31. März 2008 hat der Vorstand der voestalpine an den Vorstand der BU AG das Verlangen gemäß § 1 Abs. 1 GesAusG gestellt, die Aktien aller übrigen Aktionäre gegen Gewährung einer angemessenen Barabfindung an die Hauptaktionärin zu übertragen. Der hierfür erforderliche Beschluss soll im Zuge der ordentlichen Hauptversammlung am 23. Juni 2008 (mit allfälliger Fortsetzung am 24. Juni 2008) gefasst werden.

16. Die Hauptaktionärin hat gemäß § 3 Abs. 1 GesAusG gemeinsam mit dem Vorstand der Gesellschaft einen schriftlichen Bericht zu erstatten, in dem die Voraussetzungen für die Übertragung dargelegt und die Angemessenheit der Barabfindung erläutert und begründet werden. Die Richtigkeit dieses Berichtes ist Gegenstand unserer Prüfung.

17. Die Satzung der Gesellschaft sieht keine Bestimmung vor, wonach der Ausschluss von Gesellschaftern nach dem GesAusG nicht zulässig oder an ein anderes als im Gesetz vorgesehenes Anteilserfordernis gebunden ist (§ 1 Abs. 4 GesAusG).

18. Der gemeinsame Bericht der Vorstände der BU AG und der voestalpine weist ausdrücklich auf den Anspruch der Minderheitsaktionäre auf eine angemessene Barabfindung hin. Dabei wird auch auf die Fälligkeit der Barabfindung, die Verzinsung bis zur Auszahlung, deren Verjährung und die Kostenübernahme durch die Hauptaktionärin hingewiesen.

19. Als Treuhänder soll die Bank Austria Creditanstalt AG bestellt werden. Bei dieser soll auch der Barabfindungsbetrag hinterlegt werden.

20. Der gemeinsame Bericht des Vorstandes der Gesellschaft und der Hauptaktionärin erfüllt die Anforderungen an den Mindestinhalt gem. § 3 Abs. 1 GesAusG. Neben dem Hinweis auf die Angemessenheit der Barabfindung und dem Anspruch aller Minderheitsaktionäre auf die Barabfindung werden auch die Grundlagen und Parameter der Unternehmensbewertung und der Festlegung der Barabfindung erläutert. Die Minderheitsaktionäre werden

darüber informiert, dass sie auch im Falle ihrer Zustimmung zum Beschluss über den Ausschluss von Minderheitsaktionären eine Überprüfung der Barabfindung gemäß § 3 Abs. 6 GesAusG beantragen können. Auf das zuständige Gericht, einzuhaltende Fristen und den Inhalt eines entsprechenden Antrages wird hingewiesen.

21. Der gemeinsame Bericht beinhaltet auch die Feststellung, dass keinem Mitglied des Vorstandes oder Aufsichtsrates der Gesellschaft und der Hauptaktionärin aus Anlass des Gesellschafterausschlusses ein Vorteil gewährt wird. Der Bericht enthält keinen Hinweis, dass Mitglieder der Vorstände der beiden Gesellschaften Einwände gegen den Bericht oder Teile davon erhoben, oder auch nur teilweise abweichende Meinungen vertreten haben.

22. Das öffentliche Übernahmeangebot der nunmehrigen Hauptaktionärin vom 26. April 2007 ist weder für die Beschlussfassung noch für die Beurteilung der Barabfindung relevant, da seit dem Ablauf der Angebotsfrist mehr als drei Monate vergangen sind (§ 7 Abs. 1 GesAusG). Die Barabfindung hat keine Auswirkung auf den im Übernahmeverfahren gebotenen Kaufpreis.

4. Prüfung der Angemessenheit der Barabfindung

4.1. Methode zur Ermittlung der angemessenen Barabfindung

4.1.1. Rechtsgrundlagen

23. Die voestalpine hält per 13. Mai 2008 Aktien der BU AG, die insgesamt rund 90,85% des Nennkapitals darstellen. Dies wurde durch einen Depotauszug der Bank Austria Creditanstalt AG, Wien, nachgewiesen. Voestalpine kann daher gemäß § 1 Abs. 1 i.V.m. § 1 Abs. 2 GesAusG die Übertragung der Anteile der übrigen Gesellschafter der BU AG verlangen. Bei der Bemessung der Barabfindung gilt gemäß § 2 Abs. 1 Satz 2 GesAusG der Tag der Beschlussfassung durch die Gesellschafterversammlung als Stichtag für die Feststellung der Angemessenheit.

24. Der Gesetzgeber schreibt keine bestimmte Methode zur Ermittlung der Barabfindung vor. Nach den Erkenntnissen der Betriebswirtschaftslehre und der Bewertungspraxis ist der Wert des Unternehmens die richtige Basis zur Ermittlung der Barabfindung nach § 2 GesAusG. Mangels Rechtsprechung österreichischer Gerichte zu Fragen der Unternehmensbewertung im Rahmen des Ausschlusses von Minderheitsaktionären haben wir im Folgenden Rechtsprechung deutscher Gerichte zu ähnlichen Sachverhalten zu Grunde gelegt. Diese Rechtsprechung (z. B. Beschluss des deutschen BVG vom 27. April 1999 – 1 BvR 1613/94, BVerfGE 100, 289 ff.) schließt sich den oben genannten Erkenntnissen der Theorie und Praxis an. Maßgebend ist danach der Wert des Unternehmens als Ganzes. Damit wird dem von der deutschen Rechtsprechung entwickelten Postulat der Abfindung zum vollen Wert entsprochen, d. h. die Abfindung muss dem so genannten wahren Wert der Anteile an der Gesellschaft gleichkommen. In diesem Zusammenhang ist der Unternehmenswert der BU AG einschließlich ihrer Tochtergesellschaften und Beteiligungen zu ermitteln.

25. Bei der Bemessung der Abfindung für Anteile an einer börsennotierten Gesellschaft darf nach der deutschen Judikatur (z. B. BGH vom 12. März 2001 – II ZB 15/00) der Börsekurs als Verkehrswert der Aktie nicht außer Betracht bleiben. Ob der Börsekurs tatsächlich den Verkehrswert widerspiegelt, ist daher im Einzelfall zu prüfen.

4.1.2. Beurteilung der Methoden zur Ermittlung der Barabfindung sowie ihrer Angemessenheit

Ermittlungsbasis

26. Grundlage für die Festsetzung der vorgesehenen Barabfindung ist ein von E&Y gemäß KFS BW1 2006 (Fachgutachten zur Unternehmensbewertung des Fachsenats für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder vom 27. Februar 2006) erstelltes Unternehmensbewertungsgutachten der BU AG. Der Vorstand der Gesellschaft und der Hauptaktionärin haben die Ableitung der Barabfindung in dem schriftlichen Bericht vom 13./14. Mai 2008 gemäß § 3 Abs. 1 GesAusG wiedergegeben und die Angemessenheit der Barabfindung erläutert und begründet.

27. Nach den allgemein anerkannten Grundsätzen für die Durchführung von Unternehmensbewertungen, wie sie im Fachgutachten zur Unternehmensbewertung KFS BW 1 2006 niedergelegt sind, sowie nach der Rechtsprechung und der herrschenden Meinung in der Betriebswirtschaftslehre wird der Wert eines Unternehmens unter der Voraussetzung, dass ausschließlich finanzielle Ziele verfolgt werden, aus seiner Eigenschaft abgeleitet, durch Zusammenwirken aller die Ertragskraft beeinflussenden Faktoren finanzielle Überschüsse für die Unternehmenseigner zu erwirtschaften (KFS BW1 2006 Tz. 9).

28. Der Unternehmenswert kann danach entweder nach dem Ertragswertverfahren auf der Basis von erwarteten Nettoausschüttungen („Ertragswertverfahren") oder auf der Basis erwarteter Cashflows („Discounted-Cashflow-Verfahren") ermittelt werden. Beide Bewertungsverfahren sind grundsätzlich gleichwertig und führen bei einer vergleichbaren Prämissensetzung zu identischen Ergebnissen, da sie auf derselben investitionstheoretischen Grundlage (Kapitalwertkalkül) basieren.

29. Bei beiden Bewertungsverfahren wird zunächst der Barwert der finanziellen Überschüsse des betriebsnotwendigen Vermögens ermittelt. Vermögensgegenstände (einschließlich Schulden), die einzeln übertragen werden können, ohne dass davon die eigentliche Unternehmensaufgabe berührt wird, sind als nicht betriebsnotwendiges Vermögen zu berücksichtigen. Die Summe der Barwerte der finanziellen Überschüsse des betriebsnotwendigen und des nicht betriebsnotwendigen Vermögens ergeben grundsätzlich den Unternehmenswert.

30. Für die Bewertung eines Unternehmens sind die künftigen finanziellen Überschüsse mit einem geeigneten Zinssatz auf den Bewertungsstichtag zu diskontieren. Dieser Kapitalisierungszinssatz dient dazu, die sich ergebende Zahlenreihe an einer Entscheidungsalternative zu messen.

31. Erweist es sich gegenüber der Unternehmensfortführung als vorteilhaft, sämtliche betriebsnotwendigen und nicht betriebsnotwendigen Vermögensteile gesondert zu veräußern, so ist der Bewertung der Liquidationswert zu Grunde zu legen, sofern dem nicht rechtliche oder tatsächliche Zwänge entgegenstehen. Im vorliegenden Fall haben wir überschlägig einen Liquidationswert errechnet. Im Ergebnis haben wir festgestellt, dass der nach dem Discounted-Cashflow-Verfahren ermittelte Eigenkapitalwert der Gesellschaft deutlich über ihrem Liquidationswert liegt. Demzufolge ist eine Liquidation der Gesellschaft keine sinnvolle Alternative zur Fortführung und dem Liquidationswert ist im vorliegenden Fall keine wertrelevante Bedeutung beizumessen.

32. Die Bewertung der Unternehmenssubstanz unter Beschaffungsgesichtspunkten führt zu dem so genannten Rekonstruktionswert des Unternehmens, der wegen der im Einzelnen nicht vollständig erfassbaren rein immateriellen Vermögenswerte (Wert der Organisation, des Rufs u. a.) nur ein Teilrekonstruktionswert ist. Dieser hat nur in wenigen – hier nicht relevanten – Ausnahmefällen (z. B. wenn die beste alternative Kapitalverwendung der Unternehmensnachbau wäre) einen selbständigen Aussagewert. Von der Ermittlung eines Substanzwertes ist daher im vorliegenden Fall zulässigerweise abgesehen worden.

33. Gemäß deutscher höchstrichterlicher Rechtsprechung zu ähnlich gelagerten gesellschaftsrechtlichen Strukturmaßnahmen (z. B. Beschluss des BVerfG vom 27. April 1999 – 1 BvR 1613/94, BVerfGE 100, 289 ff., sowie Beschluss des BGH vom 12. März 2001 – II ZB 15/00) dürfen Börsekurse bei der Ermittlung des Wertes einer Unternehmensbeteiligung nicht unberücksichtigt bleiben. Im Rahmen der Bewertung wurde durch E&Y daher geprüft, ob im Hinblick auf die Entwicklung des Börsekurses Korrekturen der Wertfeststellung geboten sind.

Angemessenheit der angewandten Bewertungsmethode

34. Im vorliegenden Fall hat E&Y als Gutachter für die Bewertung des Unternehmens das Discounted-Cashflow-Verfahren nach dem Entity-Ansatz auf der Basis von erwarteten Cashflows gewählt. E&Y hat den objektivierten Unternehmenswert der BU AG in der Rolle eines neutralen Gutachters gemäß KFS BW1 2006 ermittelt. Dabei wurde die Bewertung unter der Prämisse der Beibehaltung des bisherigen Unternehmenskonzeptes erstellt, wobei Synergien aus der Übernahme der BU AG durch die voestalpine entsprechend berücksichtigt wurden.

35. Unter Berücksichtigung der notwendigen Analysen der Vergangenheitsergebnisse wurde die Bewertung nach der Discounted-Cashflow-Methode auf der Grundlage der von der BU AG erstellten Unternehmensplanung für die Geschäftsjahre 2008/09 bis 2010/11 sowie auf Basis einer vereinfachten Fortschreibung dieser Planung für die Geschäftsjahre 2011/12 bis 2013/14 durch die Gesellschaft vorgenommen. Die Plausibilisierung der Be-

wertung nach der Discounted-Cashflow-Methode (Entity-Ansatz) erfolgte mittels Discounted-Cashflow-Methode nach dem Equity-Ansatz, vergleichender Marktbewertung auf Basis vergleichbarer Unternehmen und mittels des Börsekurses der BU AG.

36. Als Ergebnis unserer Prüfung stellen wir fest, dass der Unternehmenswert der BU AG nach den derzeit in der betriebswirtschaftlichen Theorie, in Deutschland in der Rechtsprechung zu ähnlich gelagerten gesellschaftsrechtlichen Strukturmaßnahmen und nach den in der Praxis gesicherten und angewandten Grundsätzen zur Durchführung von Unternehmensbewertungen ermittelt wurde. Der Bewertungsgutachter hat das Fachgutachten zur Unternehmensbewertung KFS BW 1 2006 beachtet. Die angewandten Methoden zur Ermittlung der Barabfindung sind nach unserer Beurteilung daher angemessen.

4.2. Prüfungsfeststellungen im Einzelnen

4.2.1. Bewertungsobjekt

37. Bewertungsobjekt ist die BU AG einschließlich ihrer Tochtergesellschaften und Beteiligungen zum Bewertungsstichtag. Die 1991 aus der österreichischen Böhler-Gruppe und der schwedischen Uddeholm-Gruppe hervorgegangene Gesellschaft mit Sitz in Wien ist ein Hersteller von Edelstahl und Werkstoffen. Die BU AG ist unterteilt in vier Divisionen: „High Performance Metals", „Welding Consumables", „Precision Strip" und „Special Forgings". In diesen Divisionen werden u.a. Werkzeugstahl und Schnellarbeitsstahl, Schweißzusatzwerkstoffe, Bimetallband und Stanzmesserstahl sowie Turbinenschaufeln für Gas- und Dampfturbinen hergestellt. Die BU AG verfügt über Produktionsstandorte in zehn verschiedenen Ländern und verkauft ihre Produkte und Dienstleistungen in knapp 100 Länder. Im Kalenderjahr 2007 erzielte die Gesellschaft Umsatzerlöse von rund 3,6 Mrd. EUR und beschäftigte zum Jahresende über 15 Tausend Mitarbeiter. Aufgrund der Umstellung des Geschäftsjahres auf den Zeitraum vom 1. April jeden Jahres bis zum 31. März des folgenden Jahres ist der Zeitraum 1. Jänner 2008 bis 31. März 2008 ein Rumpfgeschäftsjahr.

4.2.2. Bewertungsstichtag

38. § 2 Abs. 1 Satz 2 GesAusG bestimmt, dass der Stichtag für die Feststellung der Angemessenheit der Barabfindung der Tag der Beschlussfassung durch die Gesellschafterversammlung ist. Der Beschluss zur Übertragung der Anteile der Minderheitsaktionäre soll auf der ordentlichen Hauptversammlung der BU AG am 23. Juni 2008 (mit allfälliger Fortsetzung am 24. Juni 2008) gefasst werden.

39. Sollten sich in der Zeit zwischen dem Abschluss unserer Prüfung und dem Zeitpunkt der Beschlussfassung der Hauptversammlung der BU AG am 23. Juni 2008 (mit allfälliger Fortsetzung am 24. Juni 2008) wesentliche Änderungen der Grundlagen der Bewertung ergeben, wären diese für die Ermittlung der angemessenen Barabfindung nachträglich zu berücksichtigen.

40. E&Y hat zur Ermittlung des Unternehmenswertes zunächst die erwarteten Free Cashflows auf den 31. März 2008 (technischer Bewertungsstichtag) diskontiert und zu dem so ermittelten Gesamtunternehmenswert den Wert des nicht betriebsnotwendigen Vermögens addiert sowie die verzinslichen Nettoverbindlichkeiten per 31. März 2008 subtrahiert. Der so ermittelte Marktwert des Eigenkapitals der BU AG zum 31. März 2008 wurde mit dem gewichteten Kapitalkostensatz des Geschäftsjahres 2008/09 auf den 23. Juni 2008 24:00 Uhr/24. Juni 2008 00:00 Uhr, den Zeitpunkt der beschlussfassenden Hauptversammlung der BU AG, aufgezinst. Diese Vorgehensweise ist sachgerecht.

4.2.3. Analyse der Vergangenheitsergebnisse

41. Die konsolidierte Planungsrechnung der Gesellschaft für die Geschäftsjahre 2008/09 bis 2010/11 wurde vom Vorstand der BU AG erstellt und von deren Aufsichtsrat in seiner Sitzung vom 17. Dezember 2007 genehmigt. Zusätzlich zu dieser Mittelfristplanung stand E&Y die Fortschreibung der Planungsrechnung durch die Gesellschaft bis zum Geschäftsjahr 2013/14 zur Verfügung. Zur Einschätzung der vorhandenen Ertragskraft und zur Plausibilisierung der Planungsrechnung wurden durch den Bewertungsgutachter E&Y der Jahresabschluss der BU AG zum 31. Dezember 2006, zum 31. Dezember 2007 und für das Rumpfgeschäftsjahr 1. Jänner bis 31. März 2008 sowie der Konzernabschluss der BU-Gruppe zum 31. Dezember 2006 und zum 31. März 2008 analysiert und um einmalige oder außergewöhnliche Aufwendungen und Erträge bereinigt.

42. Nach unserer Einschätzung sind die notwendigen Analysen und Bereinigungen der Vergangenheitsergebnisse sachgerecht vorgenommen worden. Insbesondere vor dem Hintergrund der erwarteten Abflachung der Konjunktur und der volatilen Rohstoffmärkte sowie geplanter Kosteneinsparungsmaßnahmen und möglicher Kapazitätsengpässe, die erst durch Neuinvestitionen beseitigt werden können, stellen die bereinigten Vergangenheitsergebnisse jedoch nur einen ersten Indikator für die zukünftige Unternehmensentwicklung dar.

4.2.4. Erwartete Free Cashflows aus dem laufenden Geschäft

Grundlagen

43. Die Unternehmensbewertung von E&Y erfolgte auf der Grundlage der Mittelfristplanung der Gesellschaft von Dezember 2007 sowie einer Fortschreibung dieser Mittelfristplanung durch die Gesellschaft. Die Planungsrechnung der BU AG wurde nach den Rechnungslegungsgrundsätzen gemäß IFRS/IAS erstellt und berücksichtigt die zum Bewertungsstichtag bestehende Konzernstruktur. Synergieeffekte aus der Integration in den voestalpine Konzern flossen in Höhe von jährlich 58,6 Mio. EUR nachhaltig in die Bewertung ein.

44. Die Ableitung der Free Cashflows erfolgte auf Basis der Annahme der Vollausschüttung der geplanten Jahresüberschüsse, weshalb persönliche Ertragsteuern der Aktionäre im Rahmen der Bewertung nicht berücksichtig wurden.

45. Die Ermittlung des Marktwertes des Eigenkapitals erfolgte nach der Phasenmethode auf Basis von drei Planungsphasen, wobei die Detailplanungsphase den Zeitraum der Geschäftsjahre 2008/09 bis 2010/11 (Planungsphase I) umfasst und auf der vom Aufsichtsrat der BU AG genehmigten Planungsrechnung beruht. Die Fortschreibung der Detailplanungsphase (Planungsphase II) umfasst die Geschäftsjahre 2011/12 bis 2013/14 und wurde von dem Vorstand der BU AG erstellt. In dieser Planungsphase wurden der Pla-

nung vereinfachende Annahmen unterstellt, um den Investitionszyklus der BU AG sowie die aufgrund der vorgenommenen Investitionen erwartete Wachstumsphase vollständig abzubilden. Für die Geschäftsjahre ab 2014/15 wurde eine nachhaltige EBITDA-Marge, die über der EBITDA-Marge des Kalenderjahres 2007 liegt, als durchschnittlich erzielbar unterstellt (Planungsphase III). Die Planungsrechnungen basieren auf Annahmen und Prämissen, welche die voraussichtliche Entwicklung gesamtwirtschaftlicher und branchenspezifischer Rahmendaten berücksichtigen.

46. Wir sind – in Übereinstimmung mit dem Bewertungsgutachter E&Y – zu dem Ergebnis gekommen, dass die Planungsrechnung sorgfältig und auf Basis des derzeitigen Kenntnisstands abgeleitet wurde. Insbesondere wurden die erwarteten Investitionen und Kosteneinsparungsmaßnahmen zutreffend in der Planung berücksichtigt. Daher ist die Planung als plausibel anzusehen und für die Ableitung eines Unternehmenswertes geeignet.

Operatives Ergebnis für die Geschäftsjahre 2008/09 bis 2010/11

47. Im Detailplanungszeitraum von 2008/09 bis 2010/11 wurde mit einem abflachenden Umsatzwachstum sowie mit leicht steigenden EBITDA- und EBIT-Margen gerechnet. Das abflachende Umsatzwachstum basiert einerseits auf sinkenden Konjunkturannahmen und andererseits auf den bestehenden Kapazitätsengpässen, die erst durch das geplante Investitionsprogramm behoben werden können. Diese werden sich erst ab dem Jahr 2009/10 auf die Umsatzerlöse auswirken. Die verbesserten EBITDA- und EBIT-Margen im Detailplanungszeitraum sind auf die geplanten Kosteneinsparungsmaßnahmen zurückzuführen.

48. Wir haben die für die Ableitung eines angemessenen operativen Ergebnisses herangezogene Planungsrechnung der BU AG anhand von Vergangenheitsdaten, zur Verfügung stehenden Marktdaten sowie Gesprächen mit den Planungsverantwortlichen auf ihre Plausibilität hin überprüft. Des Weiteren wurden in Stichproben die Systematik, Konsistenz und die rechnerische Richtigkeit der Planungsrechnungen geprüft. Dabei ergaben sich keine Beanstandungen.

49. Die Planungsdaten wurden fachgerecht in das Bewertungsmodell übertragen. Wir halten die Ableitung und die Höhe der geplanten operativen Ergebnisse und Ergebnismargen in Planungsphase I für sachgerecht und angemessen.

Operatives Ergebnis für die Geschäftsjahre 2011/12 bis 2013/14

50. In der Planungsphase II wurde das Betriebsergebnis (EBIT) auf Basis des geplanten Wachstums der Betriebsleistung, der EBITDA-Marge und der Abschreibungen berechnet. Hierbei wurde ein reales Wachstum der Betriebsleistung angenommen und mit einer EBITDA-Marge (in Prozent der Betriebsleistung) gerechnet, die in allen Perioden über

dem Niveau des Kalenderjahres 2007 liegt. Die Abschreibungen des bestehenden Anlagevermögens wurden in Höhe der Abschreibung des Geschäftsjahres 2010/11 angesetzt. Neuinvestitionen, die über ein normalisiertes Niveau hinausgehen, wurden über eine Nutzungsdauer von bis zu 20 Jahren abgeschrieben.

51. Weiterhin wurden die Investitionen unter Berücksichtigung der Investitionstätigkeit der BU AG in der Vergangenheit und im Detailplanungszeitraum aufgrund von Erfahrungswerten angesetzt. Hierbei wurden jährliche Ersatzinvestitionen auf einem normalisierten Niveau berücksichtigt. Dieser Investitionsbetrag wurde auf Basis des Geschäftsjahres 2007/08 inflationiert und in den Geschäftsjahren 2011/12 bis 2013/14 angesetzt. Zusätzlich wurden kleinere Beträge von Großinvestitionen der Detailplanungsphase, die in diesen Geschäftsjahren auslaufen werden, berücksichtigt.

52. Die Fortschreibung der Planwerte aus Planungsphase I wurde im Bewertungsmodell fachgerecht gerechnet. Wir erachten die Ableitung und Höhe der geplanten operativen Ergebnisse und Ergebnismargen in Planungsphase II für sachgerecht und angemessen.

Operatives Ergebnis für den Zeitraum ab dem Geschäftsjahr 2014/15

53. In der Planungsphase III wurde die Betriebsleistung des Jahres 2013/14 unter Zugrundelegung eines Wachstumsfaktors von 1,0% fortgeschrieben. Die EBITDA-Marge (in Prozent der Betriebsleistung) wurde in Höhe von 15,9% angesetzt und liegt damit über dem Niveau der EBITDA-Marge im Kalenderjahr 2007 und am oberen Rand des Zielkorridors der BU AG. Die Abschreibungen wurden in Höhe der Investitionen angesetzt. Anpassungen ergaben sich im Zusammenhang mit dem im langfristigen Durchschnitt zu erwartenden Reinvestitionsbedarf der Gesellschaft. Der Bewertungsgutachter E&Y hat mit Hilfe der Gesellschaft ein nachhaltig jährlich anzusetzendes Niveau für Erhaltungsinvestitionen unter Berücksichtigung der Investitionstätigkeit der BU AG in der Vergangenheit, dem Detailplanungszeitraum und der Fortschreibung ermittelt. Investitionen, die über Erhaltungsinvestitionen hinausgehen, wurden in der geplanten ewigen Rente nicht angesetzt. Die unterstellte Reinvestitionsrate erachten wir als angemessen.

54. Wir erachten die Ableitung und die Höhe des geplanten Ergebnisses und der Ergebnismarge in der Planungsphase III als sachgerecht und angemessen.

Ableitung der Free Cashflows

55. Von den geplanten operativen Ergebnissen wurden fiktive Steuern unter Berücksichtigung der langfristig erwarteten effektiven Steuerquote der BU AG abgezogen. Ausgehend von der effektiven Steuerquote der BU AG im Konzernabschluss für den Zeitraum 1. Jänner 2007 bis 31. März 2008 in Höhe von 28,5%, rechnet das Management der BU AG in der Planung mit einer langfristigen Steuerquote in Höhe von 28,0%. Dies entspricht dem lang-

jährigen Durchschnitt der Steuerquote. Die von E&Y gewählte Vorgehensweise führt insgesamt zu einer angemessenen Ertragsteuerbelastung der BU AG.

56. Zur Ableitung der Free Cashflows wurden die nicht cash-wirksamen Abschreibungen, Buchwertabgänge und Wertminderungen sowie die Auflösung der passivierten Investitionszuschüsse eliminiert. Ferner wurde auch der Abzug des geplanten Dienstanteils der Personalrückstellungen im operativen Ergebnis rückgängig gemacht, da die langfristigen Sozialrückstellungen in den Nettofinanzverbindlichkeiten berücksichtigt werden. Die Investitionen in das Anlagevermögen wurden unter Berücksichtigung des geplanten Kapazitätsausbaus einbezogen. Die Investitionen in das Working Capital der BU AG wurden anhand der Veränderung des Working Capitals in Prozent der Betriebsleistung des Geschäftsjahres 2007/08 weitergeplant.

57. Die Methode, die Datenbasis sowie die zu Grunde liegenden Annahmen und die Ableitung der Free Cashflows halten wir für nachvollziehbar und plausibel.

4.2.5. Kapitalisierungszinssatz

Grundlagen

58. Als Kapitalisierungszinssatz wurden zutreffend für das Discounted-Cashflow-Verfahren nach dem Entity-Ansatz die nach der Kapitalstruktur zu Marktwerten gewichteten Eigenkapital- und Fremdkapitalkosten herangezogen (WACC = weighted average cost of capital = gewichteter Gesamtkapitalkostensatz).

Eigenkapitalkosten

59. Für die Ableitung des Basiszinssatzes wurde von der Rendite eines 25-jährigen Zins-Strip einer österreichischen Bundesanleihe zum 31. März 2008 in Höhe von rund 4,7% ausgegangen.

60. Die Arbeitsgruppe Unternehmensbewertung des Fachsenats für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder verweist für die Ableitung des Basiszinssatzes auf die Zinsstrukturkurve für Staatsanleihen. Bei unbegrenzter Lebensdauer eines Unternehmens kann die aus den Parametervektoren der Deutschen Bundesbank abgeleitete zum Bewertungsstichtag gültige „spot rate" für eine Laufzeit von 30 Jahren gemäß Empfehlung der Arbeitsgruppe Unternehmensbewertung herangezogen werden. Diese betrug zum 31. März 2008 rund 4,9%.

61. Die Ableitung des Basiszinssatzes aus den Effektivrenditen langfristiger Staatsanleihen stellt gegenüber der Ableitung aus der Zinsstrukturkurve gemäß Empfehlung der Arbeits-

gruppe Unternehmensbewertung eine zulässige Vereinfachung dar. Wir halten die Höhe des Basiszinssatzes daher für angemessen.

62. Zur Ermittlung des Risikozuschlages kann auf Modelle zur Preisbildung an Kapitalmärkten zurückgegriffen werden. Von E&Y wurde das in Theorie und Praxis bekannteste Modell, das Capital Asset Pricing Model (CAPM), verwendet. Auf Basis des CAPM ergibt sich der Risikozuschlag durch Multiplikation der Marktrisikoprämie mit dem unternehmensspezifischen Betafaktor.

63. Zur Ermittlung des Risikozuschlages wird zwischen dem unsystematischen Risiko, das nur das einzelne Unternehmen betrifft und daher grundsätzlich diversifizierbar ist, und dem systematischen Risiko unterschieden. Ein Risikozuschlag wird nur für das systematische, nicht durch Diversifikation zu beseitigendes Risiko bezahlt. Gemessen wird das systematische Risiko über den so genannten Betafaktor, der den marginalen Risikobeitrag einer Investition in das zu bewertende Unternehmen zum Marktrisiko angibt. Der Risikozuschlag errechnet sich durch Multiplikation des Betafaktors des Unternehmens mit der Marktrisikoprämie. Ein Betafaktor größer eins bedeutet, dass der Wert des Eigenkapitals des betrachteten Unternehmens im Durchschnitt überproportional auf Schwankungen des Marktes reagiert, ein Betafaktor kleiner eins, dass der Wert sich im Durchschnitt unterproportional ändert.

64. Die Arbeitsgruppe Unternehmensbewertung empfiehlt auf Basis empirischer Untersuchungen für den österreichischen Kapitalmarkt eine Marktrisikoprämie in Höhe von 4,5% bis 5,0%. Unter Berücksichtigung der Vielzahl an Absatzmärkten der BU AG wurde die Marktrisikoprämie von E&Y für die jeweiligen Märkte nach EBIT-Anteilen gewichtet berechnet. Hierbei wurden die in den Absatzmärkten generierten EBIT-Beträge in Relation zu der unkonsolidierten Gesamtheit des EBIT der BU-Gruppe gesetzt. Basis für die Berechnung waren die auf der Homepage von Prof. Aswath Damodaran (www.damodaran.com, „Damodaran") veröffentlichten Länderrisikoprämien, die zu der Marktrisikoprämie eines stabilen Marktes addiert werden. Als Marktrisikoprämie für einen stabilen Markt hat E&Y eine jeweilige Marktrisikoprämie in Höhe von 4,79% angesetzt.

65. Auf Basis der von Damodaran im Jänner 2008 veröffentlichten Länderrisikoprämien und einer Marktrisikoprämie in Höhe von 5,0% für Österreich als stabilen Kapitalmarkt erachten wir die von E&Y ermittelte gewichtete Marktrisikoprämie in Höhe von 5,27% daher als angemessen.

66. Um das Risiko der BU AG adäquat zu erfassen, wurde der Betafaktor anhand von historischen Kapitalmarktdaten herangezogen. Hierbei wurde für den Zeitraum von fünf Jahren bis zum 31. März 2007 und auf Basis wöchentlicher Daten ein Betafaktor für die BU AG von rund 0,85 berechnet. Das Nichtberücksichtigen des Zeitraums ab 1. April 2007 wurde

mit der Verzerrung des Betafaktors aufgrund des Übernahmeverfahrens begründet. Um die Veränderung der Kapitalstruktur der BU AG in der Planungsrechnung zu berücksichtigen, wurde der so genannte „unlevered" Betafaktor in Höhe von 0,72 für die Finanzierungsstruktur zum 31. März 2008 ermittelt und in Folge an die jeweilige Kapitalstruktur der Planjahre angepasst. Somit ergibt sich für den Zeitraum der Planungsrechnung ein periodenspezifischer Betafaktor zwischen 0,88 und 1,00.

67. Zur Überprüfung des herangezogenen Betafaktors auf Angemessenheit haben wir einerseits den Betafaktor der BU AG auf Basis historischer Kapitalmarktdaten analysiert und andererseits auf eine Gruppe von Vergleichsunternehmen im Bereich der stahlverarbeitenden Industrie zurückgegriffen. Zur Ableitung des relevanten Betafaktors der BU AG haben wir Kapitalmarktdaten von Bloomberg L.P., New York/USA („Bloomberg"), für den Zeitraum von fünf Jahren bis zum 31. März 2007 auf Basis von monatlichen Daten und für den Zeitraum von zwei Jahren bis zum 31. März 2007 auf Basis von wöchentlichen Daten gegenüber dem ATX herangezogen, da wir uns der Beurteilung von E&Y anschließen, dass der Betafaktor für den Zeitraum ab 1. April 2007 aufgrund des Übernahmeverfahrens verzerrt war. Zusätzlich haben wir zur weiteren Plausibilisierung des Betafaktors den Zeitraum von fünf Jahren bis zum 31. März 2008 auf Basis monatlicher Daten gegenüber dem ATX herangezogen. Zur Ableitung der Betafaktoren für die Peer Group wurde der Zeitraum von fünf Jahren vor dem 31. März 2008 auf Basis von monatlichen Daten gewählt. Die Betafaktoren wurden gegenüber den jeweiligen inländischen Aktienindizes ermittelt. Sowohl für die BU AG als auch für die Vergleichsunternehmen haben wir dabei die unterschiedlichen Kapitalstrukturen berücksichtigt und den „unlevered" Betafaktor ermittelt. Unsere Analysen führten zu keinem niedrigeren „unlevered" Betafaktor. Folglich halten wir die abgeleitete Höhe des „unlevered" Betafaktors in Höhe von 0,72 zur Berücksichtigung des individuellen Unternehmensrisikos der BU AG für geeignet und angemessen.

Fremdkapitalkosten

68. E&Y ist bei der Ermittlung des Fremdkapitalkostensatzes von einem gewichteten Fremdkapitalkostensatz ausgegangen, der die geplanten Refinanzierungsquellen in den Planjahren berücksichtigt. Hierbei erfolgte die Gewichtung nach Personalrückstellungen, Verbindlichkeiten gegenüber Kreditinstituten und Verbindlichkeiten gegenüber verbundenen Unternehmen sowie Verbindlichkeiten zur Finanzierung der Vollausschüttung. Zusätzlich wurde bei der Ermittlung des Fremdkapitalkostensatzes die steuerliche Abzugsfähigkeit von Fremdkapitalzinsen berücksichtigt. Der gewichtete Fremdkapitalkostensatz berechnet sich im Planungszeitraum 2008/09 bis 2013/14 nach Steuern zwischen 3,78% und 3,97%. Wir erachten die Herleitung und die Höhe des Fremdkapitalkostensatzes als angemessen.

Weighted Average Cost of Capital

69. Die Gewichtung der Eigenkapital- und Fremdkapitalkosten erfolgte periodenspezifisch auf Basis der Marktwerte von Eigenkapital und Fremdkapital zum jeweiligen Periodenende. Hierbei wurde unterstellt, dass der Buchwert der verzinslichen Nettofinanzverbindlichkeiten deren Marktwert entspricht. Die Berechnung des Marktwertes des Eigenkapitals erfolgte iterativ für die jeweilige Periode. Die Berechnung der Gewichtung der Eigenkapital- und Fremdkapitalkosten erachten wir als angemessen.

70. Ab dem Geschäftsjahr 2014/15 wird ein langfristig erwartetes durchschnittliches Ergebnis angesetzt. Der Kapitalisierungszinssatz wurde deshalb um die erwartete durchschnittliche Wachstumsrate angepasst.

71. Im Rahmen der Bewertung wurde daher ein Abschlag von einem Prozentpunkt vom Kapitalisierungszinssatz für die Ermittlung des Barwertes des erwarteten jährlichen Durchschnittserfolgs im Zeitraum nach der expliziten Planungsphase vorgenommen.

72. Der Wachstumsfaktor in Höhe von einem Prozentpunkt wird dadurch erklärt, dass in der Planungsrechnung langfristig nur Erhaltungsinvestitionen inkludiert sind und somit kein Mengenwachstum angenommen wird. Weiters können Gewinne aufgrund der Vollausschüttungsprämisse nicht zum operativen Wachstum herangezogen werden. Vor dem Hintergrund der Fortschreibung der Planungsrechnung der BU AG nach dem Detailplanungszeitraum für drei weitere Jahre mit einem erhöhten Wachstum halten wir diese Wachstumsrate für angemessen.

73. Der Kapitalisierungszinssatz wurde insgesamt vom Bewertungsgutachter rechnerisch richtig abgeleitet. Die Berechnung ist nachvollziehbar und kommt zu einem angemessenen Ergebnis.

4.2.6. Sonderwerte

74. Bei der Ermittlung des Unternehmenswertes der BU AG wurden dem nach dem Discounted-Cashflow-Verfahren bestimmten Gesamtunternehmenswert Sonderwerte aus steuerlichen Verlustvorträgen sowie für nicht betriebsnotwendige Vermögensgegenstände hinzuaddiert. Der Barwert der steuerlichen Verlustvorträge wurde auf Basis sämtlicher in der BU-Gruppe vorhandenen in- und ausländischen steuerlichen Verlustvorträge unter Zugrundelegung einer Konzernsteuerquote von 28,0% ermittelt. Dabei wurde unterstellt, dass die steuerlichen Verlustvorträge über einen Zeitraum von drei Jahren durch die einzelnen Unternehmen verbraucht werden können. Wir halten diese Vorgehensweise für angemessen.

75. Als nicht betriebsnotwendiges Vermögen ist gemäß KFS BW 1 2006 jenes Vermögen gesondert zu bewerten, das frei veräußert werden kann, ohne dass davon die eigentliche Unternehmensaufgabe berührt wird (funktionales Abgrenzungskriterium). Hierzu zählen ebenso mit diesem Vermögen im Zusammenhang stehende Schulden. Nach Auskunft der Gesellschaft und nach den Feststellungen von E&Y ist nicht betriebsnotwendiges Vermögen in Form einer Liegenschaft, die nicht für die eigentliche Geschäftstätigkeit der BU AG erforderlich ist, vorhanden.

76. Der Bewertungsgutachter E&Y hat die fiktive Veräußerung der nicht betriebsnotwendigen Liegenschaft unterstellt, wobei Steuern auf die in diesem Zusammenhang aufzudeckenden stillen Reserven auf Unternehmensebene anfallen.

77. Nach unserer Auffassung wurde die Abgrenzung der nicht betriebsnotwendigen Vermögensgegenstände sachgerecht vorgenommen. Die Sonderwerte für die steuerlichen Verlustvorträge sowie für die nicht betriebsnotwendige Liegenschaft wurden nach unserem Ermessen im Rahmen der Bewertung zutreffend ermittelt.

4.2.7. Wert der verzinslichen Nettofinanzverbindlichkeiten

78. Der Wert der verzinslichen Nettoverbindlichkeiten wurde von E&Y auf Basis der aktuellen Jahresabschlusszahlen zum 31. März 2008 ermittelt. Dabei wurden Verbindlichkeiten gegenüber Kreditinstituten, Wechselverbindlichkeiten, verzinsliche Konzernverbindlichkeiten, Sozialkapitalrückstellungen und Minderheitenanteile als verzinsliche Schulden berücksichtigt. Finanzanlagen, verzinsliche Konzernforderungen und liquide Mittel wurden mit diesem Betrag saldiert.

Bei der Ableitung des Wertes der verzinslichen Verbindlichkeiten wurde davon ausgegangen, dass der Bilanzgewinn der BU AG des abgelaufenen Geschäftsjahres 2007 und für das Rumpfgeschäftsjahr 1. Jänner 2008 bis 31. März 2008 nicht ausgeschüttet wird. Wir erachten diese Annahme für sachgerecht.

4.2.8. Besondere Schwierigkeiten bei der Bewertung

79. Besondere Schwierigkeiten bei der Bewertung haben wir nicht festgestellt.

4.2.9. Unternehmenswert

80. Zusammengefasst ergibt sich der Unternehmenswert der BU AG aus dem Discounted-Cashflow-Verfahren nach dem Entity-Ansatz zum technischen Bewertungsstichtag 31. März 2008 in Höhe von rd. 3.520,11 Mio. EUR sowie der Wert je Aktie der BU AG in Höhe von 69,02 EUR. Zum Bewertungsstichtag 23. Juni 2008 (24:00 Uhr) bzw. 24. Juni

2008 (00:00 Uhr) ergibt sich der Wert je Aktie der BU AG aufgezinst mit dem Weighted Average Cost of Capital in Höhe von 70,26 EUR.

81. Zur Plausibilisierung des Discounted-Cashflow-Verfahrens nach dem Entity-Ansatz wurde von E&Y der Marktwert des Eigenkapitals der BU AG pro Aktie mithilfe des Discounted-Cashflow-Verfahrens nach dem Equity-Ansatz berechnet. Der Wert, der mithilfe dieses Verfahrens ermittelt wurde, liegt in der Berechnung von E&Y unter dem nach dem Entity-Ansatz berechneten und oben dargestellten Wert. Bei konstanter Prämissensetzung sollten beide Discounted-Cashflow-Verfahren zu identischen Ergebnissen führen. Wesentlicher Grund für die Abweichung ist die fehlende Adjustierung der Wachstumsrate an den Equity-Ansatz.

4.2.10. Liquidationswert

82. Zur Überprüfung, ob der Liquidationswert den auf Basis des Discounted-Cashflow-Verfahrens ermittelten Eigenkapitalwert übersteigt, wurde überschlägig der Liquidationswert der BU AG zum Bewertungsstichtag berechnet und dem ermittelten Unternehmenswert gegenübergestellt. Die dazu erforderlichen Berechnungen lassen sich wie folgt beschreiben:

83. Der Wert des Vermögens wird vom Absatzmarkt der zu liquidierenden Vermögensgegenstände bestimmt. Eine besondere Bedeutung kommt dabei grundsätzlich den immateriellen Vermögensgegenständen sowie den Grundstücken und Gebäuden zu, da allein in diesen Vermögensgegenständen wesentliche stille Reserven zu erwarten sind. Bei der Ableitung des Liquidationswertes haben wir die wesentlichen immateriellen Vermögensgegenstände, insbesondere die Marke der BU AG auf Basis der uns zur Verfügung stehenden Informationen anhand einer Lizenzpreisanalogie überschlägig bewertet.

84. Von dem so ermittelten Vermögenswert sind die Unternehmensschulden abzuziehen. Dabei sind erst infolge der Liquidation entstehende Passivposten, zum Beispiel Sozialplanverpflichtungen, sowie durch Liquidation entfallende Verpflichtungen, wie Aufwands- und Kulanzrückstellungen, bei der Wertermittlung entsprechend zu berücksichtigen. Die Überschüsse werden in einem weiteren Bewertungsschritt um voraussichtliche Liquidationskosten, die im Zusammenhang mit der Veräußerung entstehen und von dem zu liquidierenden Unternehmen zu tragen sind, sowie Ertragsteuern auf einen gegebenenfalls anfallenden Liquidationsgewinn gekürzt. Dabei ist zu berücksichtigen, dass die Liquidationsphase mit erheblichen laufenden Kosten bei rückläufigen Umsätzen verbunden ist. Der von uns überschlägig ermittelte Liquidationswert liegt deutlich unter dem nach dem Discounted-Cashflow-Verfahren ermittelten Unternehmenswert, so dass ihm keine Bedeutung für die Unternehmensbewertung der BU AG zukommt.

4.2.11. Vergleichende Marktbewertung

85. Zur Plausibilisierung der Wertermittlung nach dem Discounted-Cashflow-Verfahren hat E&Y weiterhin eine vergleichende Marktbewertung auf Basis von Vergleichsunternehmen erstellt. Diese so genannte Multiplikatormethode findet für Plausibilisierungszwecke im Rahmen von Unternehmensbewertungen zunehmend Eingang in die Bewertungspraxis und ist auch nach dem KFS BW1 2006 vorgesehen. Die vergleichende Marktbewertung folgt ebenso wie das Discounted-Cashflow-Verfahren dem Grundsatz einer zahlungsstromorientierten Bewertung, jedoch wird der Unternehmenswert hier anhand eines Vielfachen einer Ertragsgröße ermittelt. Das Multiplikatorverfahren basiert dabei auf einer vergleichenden Unternehmensbewertung in dem Sinne, dass geeignete Multiplikatoren aus Kapitalmarktdaten börsennotierter Vergleichsunternehmen oder Transaktionen abgeleitet und auf das zu bewertende Unternehmen übertragen werden.

86. Zur Plausibilisierung des Marktwertes des Eigenkapitals der BU AG mittels Multiplikatorverfahren wurden von E&Y folgende Multiplikatoren herangezogen:

- Kurs-Gewinn-Verhältnis („KGV"),
- Enterprise Value („EV")/EBIT-Multiplikator (neutralisiert grundsätzlich die Kapitalstruktur),
- EV/EBITDA-Multiplikator (neutralisiert grundsätzlich die Kapitalstruktur und gleicht unter Umständen bestehende Unterschiede im Investitionsverhalten aus).

87. Die Multiplikatoren der Vergleichsunternehmen wurden für das Kalenderjahr 2007 sowie für die Geschäftsjahre 2008/09 und 2009/10 ermittelt. Die Mittelwerte der so ermittelten Multiplikatoren der Vergleichsunternehmen wurden im folgenden auf die jeweiligen Ertragsgrößen der BU AG (Jahresüberschuss nach Minderheitenanteilen am Ergebnis, EBIT und EBITDA) angewandt. Für das Geschäftsjahr 2007 wurden die bereinigten Ertragsgrößen herangezogen.

88. Während das KGV den Marktwert des Eigenkapitals direkt ermittelt, werden auf Basis von EV/EBIT- und EV/EBITDA-Multiplikatoren Gesamtunternehmenswerte berechnet. Von diesen sind die Nettofinanzverbindlichkeiten abzuziehen, um zum Marktwert des Eigenkapitals zu gelangen. Diese Ermittlung wurde von E&Y sachgerecht vorgenommen.

89. Weiterhin wurde zu den aus den Multiplikatoren errechneten Marktwerten des Eigenkapitals zutreffend der Wert aus der Nutzung der steuerlichen Verlustvorträge sowie der Wert des nicht betriebsnotwendigen Vermögens hinzugerechnet.

90. Für die auf Basis des KGVs, des EV/EBIT- und des EV/EBITDA-Multiplikators und unter Berücksichtigung der Nettofinanzverbindlichkeiten und Sonderwerte ermittelten Eigenkapitalwerte der BU AG wurde jeweils der Durchschnitt der Mittelwerte aus den drei herangezogenen Geschäftsjahren gebildet.

91. Der zum Vergleich mit dem Ergebnis des Discounted-Cashflow-Verfahrens herangezogene Marktwert des Eigenkapitals der BU AG pro Aktie inklusive Sonderwerte in Höhe von 69,18 EUR wurde schließlich aus dem Durchschnitt dieser Eigenkapitalwerte abgeleitet.

92. Zur Plausibilisierung dieses Wertes haben wir ebenfalls eine Multiplikatorbewertung basierend auf einer Gruppe von uns abgeleiteten Vergleichsunternehmen erstellt. Der von E&Y auf Basis der Multiplikatorbewertung ermittelte Marktwert des Eigenkapitals der BU AG pro Aktie liegt über dem von uns ermittelten Wert. Die rechnerische Richtigkeit der Ermittlung haben wir nachvollzogen, diese erscheint uns sachgerecht. Der von E&Y bzw. von uns ermittelte Wert des Eigenkapitals stützt den anhand des Discounted-Cashflow-Verfahrens bestimmten Unternehmenswert.

4.2.12. Börsekurs

93. Die Inhaber-Aktien (AT0000903851) der BU AG sind zum Handel im Amtlichen Markt an der Börse Wien zugelassen.

94. Nach der deutschen Judikatur darf die Bemessung einer Barabfindung bei vergleichbaren Sachverhalten (konkret Barabfindung beim Abschluss von Beherrschungs- und Gewinnabführungsverträgen) nicht ohne Berücksichtigung des Börsekurses erfolgen, wenn der Börsekurs den Verkehrswert der Aktie widerspiegelt (z. B. BGH vom 12. März 2001; ZIP 2001, 734, 737; Beschluss des BVerfG vom 27. April 1999 – 1 BvR 1613/94, BVerfGE 100, 289 ff.).

95. Die herrschende Auffassung in der Literatur (vgl. *Koppensteiner*, Kölner Kommentar, AktG, 3. Aufl., 2004, § 305, Rn. 104; *Hasselbach*, Kölner Kommentar, WpÜG, 2003, § 327b Rn. 20; *Puszkaljer*, BB 2003, 1692, 1694; *Hüffer*, AktG, 6. Aufl., 2004, § 305 Rn. 24e; *Emmerich*, in: Emmerich/Habersack, Aktien- und GmbH-Konzernrecht, 3. Aufl., 2003, § 305, Rn. 47d) geht bei der Ermittlung des Referenzzeitraums von einer Referenzperiode von drei Monaten vor Veröffentlichung der Ankündigung der betreffenden konzernrechtlichen Maßnahme aus, da nach einer solchen Ankündigung der Kursverlauf nicht mehr unbeeinflusst ist.

96. Wir haben sowohl diesen Drei-Monats-Durchschnittskurs als auch einen Sechs-Monats-Durchschnittskurs vor Bekanntgabe der beabsichtigten Maßnahme zur Überprüfung der Angemessenheit der Barabfindung herangezogen. Am 25. März 2008 gab die voestalpine in einer ad hoc-Mitteilung bekannt, dass sie als Hauptaktionärin beabsichtigt, die erforder-

lichen Schritte für ein Gesellschafterausschlussverfahren nach dem GesAusG bei der Gesellschaft einzuleiten. Wie im Bewertungsgutachten von E&Y dargelegt, ist der Kursverlauf der Aktie nach der Bekanntgabe des beabsichtigten Squeeze-Out nicht mehr unbeeinflusst von dieser Maßnahme.

97. In der folgenden Grafik haben wir den Verlauf des Börsekurses der BU AG sowie die zu Grunde liegenden Handelsvolumina dargestellt:


Börsenkursverlauf der Böhler-Uddeholm AG
Handelsvolumen
Tageskurs
Kurs in EUR
Handelsvolumen in Stück
80,0
75,0
70,0
65,0
60,0
55,0
50,0
920.000
820.000
720.000
620.000
520.000
420.000
320.000
220.000
120.000
20.000
02.05.07
16.05.07
30.05.07
13.06.07
27.06.07
11.07.07
25.07.07
08.08.07
22.08.07
05.09.07
19.09.07
03.10.07
17.10.07
31.10.07
14.11.07
28.11.07
12.12.07
26.12.07
09.01.08
23.01.08
06.02.08
20.02.08
05.03.08
19.03.08
02.04.08
16.04.08
30.04.08

Quelle: Bloomberg

98. Der Bewertungsgutachter E&Y ermittelt für den Drei-Monats-Zeitraum bis zum 25. März 2008 unter Zugrundelegung von Schlusskursen einen nach Volumen gewichteten Durchschnittskurs von 66,11 EUR. Für den Sechs-Monats-Zeitraum bis zum 25. März 2008 beträgt der gewichtete Durchschnittskurs 67,85 EUR. Beide Werte liegen unterhalb des von E&Y ermittelten Unternehmenswertes je Aktie der BU AG.

99. Wir haben in einer weiteren Analyse die gewichteten Durchschnittskurse für den Drei-Monats-Zeitraum und den Sechs-Monats-Zeitraum bis zum 25. März 2008 auf der Basis von volumengewichteten Durchschnittskursen für die jeweiligen Handelstage ermittelt. Auch diese Werte liegen unterhalb des von E&Y ermittelten Unternehmenswertes je Aktie der BU AG.

100. Die Hauptaktionärin hat die Barabfindung auf 70,26 EUR pro Aktie der BU AG festgelegt, die damit über dem durchschnittlichen Börsekurs in den Referenzzeiträumen bis zum

25. März 2008 liegen. Wir halten die festgelegte Barabfindung damit auch unter Berücksichtigung des durchschnittlichen Börsekurses für angemessen.

5. Prüfungsergebnis

101. Wir haben gemäß § 3 Abs. 2 GesAusG die Richtigkeit des Berichtes des Vorstandes der BÖHLER-UDDEHOLM Aktiengesellschaft sowie der Hauptaktionärin voestalpine AG gemäß § 3 Abs. 1 GesAusG und die Angemessenheit der Barabfindung gem. § 2 Abs. 2 GesAusG geprüft.

102. Der Bericht des Vorstandes der BÖHLER-UDDEHOLM Aktiengesellschaft und der Hauptaktionärin voestalpine AG einschließlich der Beilagen enthält die nach dem GesAusG erforderlichen Angaben. Die Angaben im Bericht sind vollständig und richtig.

103. Bei der Überprüfung der Angemessenheit der Barabfindung haben wir anhand der Erläuterungen im gemeinsamen Bericht sowie dem diesem gemeinsamen Bericht zu Grunde liegenden Bewertungsgutachten von Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz, einschließlich Arbeitsunterlagen festgestellt, dass die angewandten Methoden sowie das methodische und inhaltliche Vorgehen nach den Grundsätzen der Unternehmensbewertung, insbesondere dem Fachgutachten KFS BW1 2006, angemessen sind.

104. Der Unternehmenswert wurde nach dem Discounted-Cashflow-Verfahren nach dem Entity-Ansatz ermittelt und anhand einer Vergleichsrechnung nach dem Equity-Ansatz, einer vergleichenden Marktbewertung sowie des gewichteten Börsekurses plausibilisiert. Diese Berechnungen basieren auf der aktuellen Planung der Gesellschaft, welche uns vom Vorstand zur Verfügung gestellt wurde.

105. Wir bestätigen, dass gemäß unserer Prüfung der gemeinsame Bericht des Vorstandes der BÖHLER-UDDEHOLM Aktiengesellschaft und der voestalpine AG gemäß § 3 Abs. 1 GesAusG richtig ist und den gesetzlichen Anforderungen entspricht. Weiters bestätigen wir, dass die Barabfindung von 70,26 EUR je Stückaktie der Gesellschaft sowohl unter Zugrundelegung des Discounted-Cashflow-Verfahrens als auch anhand der durchgeführten Plausibilisierungen angemessen ist.

PwC Transaction Services
Wirtschaftsprüfung GmbH

Dipl-Ing. Mag. Friedrich Rödler
Wirtschaftsprüfer

Mag. Felix Wirth
Wirtschaftsprüfer

Anlage

PRICEWATERHOUSECOOPERS

PwC-AUFTRAGSBEDINGUNGEN

Präambel

Für Zwecke dieser Auftragsbedingungen bedeutet „PwC" jene Gesellschaft mit Sitz in Österreich des PricewaterhouseCoopers-Netzwerkes, die im Briefkopf der beiliegenden Korrespondenz angeführt ist.

Für Zwecke dieser Auftragsbedingungen bedeutet „PwC Unternehmen" jedes Unternehmen, das geschäftlich unter einer Firma tätig ist, welche den Namen PricewaterhouseCoopers (oder einen Teil davon) beinhaltet, oder anderweitig Teil (oder assoziiert oder verbunden mit einem Teil) oder Korrespondenzgesellschaft des weltweiten Netzwerkes der PricewaterhouseCoopers Gesellschaften ist.

1. Unsere Leistungen

(1) Der Umfang der von uns zu erbringenden Dienstleistungen bestimmt sich grundsätzlich nach dem Auftragsschreiben.

(2) PwC wird im Rahmen der Erbringung von Beratungsleistungen lediglich Handlungsempfehlungen unter Hinweis auf die möglichen Konsequenzen und Alternativen geben. Die Entscheidung obliegt ausschliesslich dem Auftraggeber. PwC wird – sofern keine gesetzliche Verpflichtung für PwC besteht - gegenüber den Behörden nur im Auftrag und auf Anweisung des Auftraggebers tätig. Die Verantwortung für Steuererklärungen trägt der Auftraggeber.

(3) Das/die von PwC im Rahmen der Mandatserfüllung erarbeitete(n) Know-how, Konzepte, Techniken, Methoden, Ideen, Informationen oder sonstigen geistigen Güter sowie deren schriftliche oder graphische Darstellung (das „Produkt") ist Eigentum von PwC und darf daher von PwC unter Beachtung der Berufspflichten sowohl in ungeänderter als auch in geänderter Form für andere Auftraggeber verwendet werden, falls im Einzelfall nicht ausdrücklich etwas anderes vereinbart ist.

(4) PwC übernimmt keine Verantwortung für die Umsetzung von Produkten oder deren laufende Betreuung nach Umsetzung, sofern dies nicht schriftlich vereinbart wird.

(5) Von PwC angegebene Termine für die Fertigstellung von Produkten oder Teilen davon sind, sofern nicht anders schriftlich vereinbart, nicht bindend.

(6) Während des Auftragsverhältnisses wird PwC eventuell Entwürfe von Produkten zur Verfügung stellen. Da Entwürfe nur Ergebnisse eines noch nicht abgeschlossenen Arbeitsprozesses darstellen, übernimmt PwC für Entwürfe keine Haftung.

2. Unser Honorar

(1) Unser Honorar errechnet sich grundsätzlich als reines Zeithonorar, das sich aus dem für die Durchführung des Auftrages notwendigen Zeitaufwand (inklusive Leistungen des Sekretariats) und dem jeweiligen Stundensatz des betreffenden Mitarbeiters errechnet. Der notwendige Zeitaufwand sowie der jeweilige Stundensatz hängt von der Art und Komplexität der zu leistenden Arbeiten bzw. der erforderlichen Qualifikation der einzusetzenden Mitarbeiter ab. Die Beurteilung, welche Qualifikation erforderlich ist, obliegt alleine PwC. Reisezeiten werden zu den normalen Stundensätzen verrechnet. Die Stundensätze werden mindestens jährlich angepasst.

(2) Barauslagen wie z.B. Bahn/Bus/Fahrscheine, Taxikosten, Diäten, Hotelkosten, Parkgebühren, Flugspesen, Fax- und Telefongebühren, Porto, Mietauto, Boten- und Kurierdienste, Kopien, zusätzliche Versicherungsprämien für Einzelaufträge etc. werden separat verrechnet. Alle angegebenen Beträge enthalten keine Umsatzsteuer.

(3) Unser Honoraranspruch bleibt für bereits ausgeführte Leistungen auch dann bestehen, wenn die weitere Ausführung oder Fertigstellung des Auftrags aus Umständen nicht möglich ist, die nicht auf dem Verschulden von PwC beruhen. Sollte PwC trotz Auftragsbeendigung zu weiteren Leistungen gesetzlich verpflichtet sein, ist der Auftraggeber auch zur Übernahme des entsprechenden Honorars verpflichtet.

(4) Honorarschätzungen werden nach bestem Wissen erstellt; sie sind jedoch stets unverbindlich. Falls eine wesentliche Überschreitung des ursprünglich geschätzten Betrages offenkundig wird, wird PwC dies dem Auftraggeber mitteilen.

(5) Alle Rechnungen sind unverzüglich nach Ausstellung der Rechnung fällig (Rechnungsdatum). Alle Einwände hinsichtlich einer Rechnung sind innerhalb von 30 Tagen ab Rechnungsdatum geltend zu machen, wobei alle unstrittigen Beträge am Fälligkeitsdatum zahlbar bleiben. Wird eine Rechnung nicht rechtzeitig beglichen, ist PwC berechtigt, auf alle über 30 Tage fälligen Beträge Verzugszinsen in Höhe von 1% des Rechnungsbetrages pro Monat berechnen.

(6) PwC ist berechtigt jederzeit Anzahlungen zu verlangen. Anzahlungsrechnungen sind unverzüglich nach Ausstellung der Rechnung fällig (Rechnungsdatum).

3. Geheimhaltung, Interessenkonflikte und Unabhängigkeit

(1) PwC ist auf Grund berufsrechtlicher Vorschriften zu strenger Verschwiegenheit verpflichtet. PwC verpflichtet sich, ohne vorherige Zustimmung des Auftraggebers vertrauliche Informationen nicht an Dritte weiterzugeben, sofern nicht eine gesetzliche Verpflichtung hiezu besteht.

(2) PwC ist jedoch berechtigt, vertrauliche Informationen an andere vom Auftraggeber beauftragte Berater oder an andere PwC-Unternehmen weiterzugeben, sofern dies zur Erfüllung des Mandats dienlich ist. PwC ist auch berechtigt, den Namen des Auftraggebers bzw. seiner Konzernmuttergesellschaft und nach diesem Vertrag erbrachte Produkte anderen Auftraggebern oder potentiellen Auftraggebern als Referenz zu benennen. Weiters ist PwC berechtigt, vertrauliche Informationen anderen PwC-Unternehmen gegenüber offenzulegen oder für Zwecke von Qualitätskontrollen zu verwenden.

(3) PwC erbringt Leistungen für eine große Zahl anderer Mandanten und es ist daher möglich, dass PwC Leistungen gleichzeitig für Unternehmen und Organisationen erbringt, die der Auftraggeber als von einem Interessenkonflikt betroffen ansehen könnte. Es ist PwC nicht möglich, alle bestehenden oder möglichen Interessenskonflikte zu identifizieren. Der Auftraggeber wird PwC über alle mit den Leistungen zusammenhängende bestehende oder mögliche Konflikte, die ihm bewusst werden, benachrichtigen. Im Falle eines (möglichen) Interessenskonfliktes wird PwC nicht daran gehindert, Leistungen für mehrere Auftraggeber zu erbringen. Allfällige berufsrechtliche Pflichten zur Einholung der Zustimmung von Auftraggebern bleiben hievon unberührt. PwC verpflichtet sich für diesen Fall, keine vertraulichen Informationen zum Vorteil des jeweils anderen Auftraggebers zu verwenden.

(4) PwC hält sich bei der Leistungserbringung zusätzlich zu den berufsrechtlichen Vorschriften auch an die strengen Qualitätskriterien von PwC und an bestimmte kapitalmarktrechtliche Regeln, wie zB jene der Securities and Exchange Commission ("SEC") der USA. PwC muss keine Leistungen erbringen, welche diese Vorschriften bzw. Regeln verletzen oder wenn eine Verletzung dieser Regeln - insbesondere die Beeinträchtigung der Unabhängigkeit von PwC oder PwC-Unternehmen als gesetzlicher oder freiwilliger Abschlussprüfer - auch nur zu befürchten ist.

(5) Bestimmte kapitalmarktrechtliche Regeln, wie zB jene der SEC, verlangen, dass nicht nur die Honorare für die Abschlussprüfung, sondern auch alle anderen Honorare des Abschlussprüfers offengelegt werden. PwC ist daher berechtigt, die diesbezüglichen Daten an andere PwC-Unternehmen oder Gruppengesellschaften des Auftraggebers weiterzugeben, sofern dies für die Erfüllung kapitalmarktrechtlicher Pflichten erforderlich ist.

4. Übermittlung von Daten via Internet

(1) Der Auftraggeber erklärt, dass die elektronische Versendung von Texten, Informationen, Daten und Dokumenten mittels E-Mail, sei es als Text oder als Dateianlage, über seinen Wunsch erfolgt und er sich über die damit verbundenen Risken, wie unter anderem Verlust, Verstümmelung, Verfälschung der übermittelten Daten, mangelnder Geheimnisschutz, Viren etc., bewusst ist. Eine Verpflichtung von PwC, Verschlüsselungssysteme oder elektronische Signaturen zu verwenden, besteht nicht. Alle eventuell resultierenden Schäden und sonstigen Nachteile aus der Kommunikation mittels E-Mail trägt der Auftraggeber; PwC haftet in keiner Weise für solche Risken, Schäden oder sonstige Nachteile. Maßgeblich allein ist die von PwC ursprünglich an den Auftraggeber übersandte Fassung.

(2) Wenn der Auftraggeber Informationen, Nachrichten oder sonstige Daten über das Internet an PwC übermittelt, welche dringlich sind oder Fristen oder Termine enthalten, wird der Auftraggeber diese Informationen, Nachrichten oder sonstige Daten zusätzlich per Fax übermitteln, um sicherzustellen, dass PwC in angemessener Weise reagieren kann.

(3) Beide Parteien verpflichten sich, Maßnahmen zum Schutz der Integrität von Daten zu treffen; insbesondere ist es die Aufgabe des Empfängers, sämtliche Datei-Anhänge vor dem Öffnen der Dokumente mit geeigneter Anti-Viren-Software zu überprüfen, unabhängig davon, ob die Dateien per Diskette, E-Mail oder auf anderem Wege geliefert wurden. Sollte aufgrund der Datenübermittlung von PwC an den Auftraggeber ein Virus in die Systeme des Auftraggebers gelangen, haftet PwC nicht für eventuell hieraus entstehende Schäden.

5. Abwerbung von Dienstnehmern

Der Auftraggeber verpflichtet sich, keine Dienstnehmer und sonstigen Mitarbeiter von PwC oder eines PwC-Unternehmens abzuwerben oder zu beschäftigen. Diese Verpflichtung besteht während der Laufzeit des Auftragsverhältnisses und weitere 6 Monate nach Beendigung des Auftragsverhältnisses. Wird diese vertragliche Verpflichtung vom Auftraggeber nicht eingehalten, so gilt eine Vertragsstrafe von 6 Monatsbezügen des betreffenden Dienstnehmers als vereinbart. Die Vertragsstrafe unterliegt nicht dem richterlichem Mässigungsrecht.

6. Auftragsänderungen, Zusatz-und Folgeaufträge

Eine Auftragsänderung oder die Erbringung zusätzlicher Leistungen bedarf grundsätzlich einer schriftlichen Vereinbarung. Mangels einer solchen schriftlichen Vereinbarung, sind auf jede Auftragsänderung oder jede Erbringung zusätzlicher Leistungen insbesondere im Rahmen von Zusatz- und Folgeaufträgen die Bedingungen des zuletzt abgeschlossen schriftlichen Vertrages (Auftragsschreiben und PwC-Bedingungen) sinngemäss anzuwenden, wobei jedoch die Abrechnung nach Zeitaufwand und regulären Stundensätzen (vgl. oben Pkt. 2.1.) als vereinbart gilt.

7. Allgemeines

(1) PwC behält sich das Recht vor, Bevollmächtigte oder sonstige Erfüllungsgehilfen (einschließlich anderer PwC-Unternehmen) zur Unterstützung bei der Erbringung von Leistungen oder Teilleistungen nach diesem Vertrag zu verwenden. Jeder Verweis auf Mitarbeiter von PwC in dieser Vereinbarung umfasst auch solche Erfüllungsgehilfen sowie deren Mitarbeiter.

(2) Die vertraglichen Vereinbarungen beziehen sich auch auf Leistungen, die durch Erfüllungsgehilfen, einschließlich anderer PwC-Gesellschaften auf unsere Anweisung und in unserem Auftrag erbracht werden, sie decken jedoch keine Leistungen ab, die unmittelbar (ohne unseren Auftrag) durch andere Unternehmer, einschließlich anderer PwC-Gesellschaften, für den Auftraggeber erbracht werden.

(3) Für den Fall eines Konfliktes zwischen dem Auftragsschreiben, diesen Auftragsbedingungen und den AGB hat das Auftragsschreiben vor diesen Auftragsbedingungen und diese wiederum vor den AGB Vorrang.

(4) Gerichtsstand für alle Rechtsstreitigkeiten im Zusammenhang mit diesem Vertrag ist das für den dritten Wiener Gemeindebezirk sachlich zuständige Gericht.

(5) Keine der Vertragsparteien darf Rechte oder Pflichten aus dieser Vereinbarung ohne die vorherige schriftliche Zustimmung der andere Vertragspartei abtreten oder sonst darüber verfügen.

(6) Dieser Vertrag (d.h. Auftragsschreiben, „Allgemeinen Auftragsbedingungen für Wirtschaftstreuhandberufe" idF 2007 (AAB 2007) und PwC-Auftragsbedingungen) unterliegt österreichischem Sachrecht.

Allgemeine Auftragsbedingungen für Wirtschaftstreuhandberufe (AAB 2007)

Festgestellt vom Arbeitskreis für Honorarfragen und Auftragsbedingungen bei der Kammer der Wirtschaftstreuhänder und zur Anwendung empfohlen vom Vorstand der Kammer der Wirtschaftstreuhänder mit Beschluss vom 8.3.2000, adaptiert vom Arbeitskreis für Honorarfragen und Auftragsbedingungen am 23.5.2002, am 21.10.2004, am 18.12.2006 sowie am 31.08.2007.

Präambel

(1) Diese Allgemeinen Auftragsbedingungen für Wirtschaftstreuhandberufe gliedern sich in vier Teile: Der I.Teil betrifft Verträge, die als Werkverträge anzusehen sind, mit Ausnahme von Verträgen über die Führung der Bücher, die Vornahme der Personalsachbearbeitung und der Abgabenverrechnung; der II.Teil betrifft Werkverträge über die Führung der Bücher, die Vornahme der Personalsachbearbeitung und der Abgabenverrechnung; der III.Teil hat Verträge, die nicht Werkverträge darstellen und der IV.Teil hat Verbrauchergeschäfte zum Gegenstand.

(2) Für alle Teile der Auftragsbedingungen gilt, dass, falls einzelne Bestimmungen unwirksam sein sollten, dies die Wirksamkeit der übrigen Bestimmungen nicht berührt. Die unwirksame Bestimmung ist durch eine gültige, die dem angestrebten Ziel möglichst nahe kommt, zu ersetzen.

(3) Für alle Teile der Auftragsbedingungen gilt weiters, dass der zur Ausübung eines Wirtschaftstreuhandberufes Berechtigte verpflichtet ist, bei der Erfüllung der vereinbarten Leistung nach den Grundsätzen ordnungsgemäßer Berufsausübung vorzugehen. Er ist berechtigt, sich zur Durchführung des Auftrages hiefür geeigneter Mitarbeiter zu bedienen.

(4) Für alle Teile der Auftragsbedingungen gilt schließlich, dass ausländisches Recht vom Berufsberechtigten nur bei ausdrücklicher schriftlicher Vereinbarung zu berücksichtigen ist.

I.TEIL

1. Geltungsbereich

(1) Die Auftragsbedingungen des I. Teiles gelten für Verträge über (gesetzliche und freiwillige) Prüfungen mit und ohne Bestätigungsvermerk, Gutachten, gerichtliche Sachverständigentätigkeit, Erstellung von Jahres- und anderen Abschlüssen, Steuerberatungstätigkeit und über andere im Rahmen eines Werkvertrages zu erbringende Tätigkeiten mit Ausnahme der Führung der Bücher, der Vornahme der Personalsachbearbeitung und der Abgabenverrechnung.

(2) Die Auftragsbedingungen gelten, wenn ihre Anwendung ausdrücklich oder stillschweigend vereinbart ist. Darüber hinaus sind sie mangels anderer Vereinbarung Auslegungsbehelf.

(3) Punkt 8 gilt auch gegenüber Dritten, die vom Beauftragten zur Erfüllung des Auftrages im Einzelfall herangezogen werden.

2. Umfang und Ausführung des Auftrages

(1) Auf die Absätze 3 und 4 der Präambel wird verwiesen.

(2) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Berufsberechtigte nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen. Dies gilt auch für abgeschlossene Teile eines Auftrages.

(3) Ein vom Berufsberechtigten bei einer Behörde (z.B. Finanzamt, Sozialversicherungsträger) elektronisch eingereichtes Anbringen ist als nicht von ihm beziehungsweise vom übermittelnden Bevollmächtigten unterschrieben anzusehen.

3. Aufklärungspflicht des Auftraggebers; Vollständigkeitserklärung

(1) Der Auftraggeber hat dafür zu sorgen, dass dem Berufsberechtigten auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Berufsberechtigten bekannt werden.

(2) Der Auftraggeber hat dem Berufsberechtigten die Vollständigkeit der vorgelegten Unterlagen sowie der gegebenen Auskünfte und Erklärungen im Falle von Prüfungen, Gutachten und Sachverständigentätigkeit schriftlich zu bestätigen. Diese Vollständigkeitserklärung kann auf den berufsüblichen Formularen abgegeben werden.

(3) Wenn bei der Erstellung von Jahresabschlüssen und anderen Abschlüssen vom Auftraggeber erhebliche Risken nicht bekannt gegeben worden sind, bestehen für den Auftragnehmer insoweit keinerlei Ersatzpflichten.

4. Sicherung der Unabhängigkeit

Der Auftraggeber ist verpflichtet, alle Vorkehrungen zu treffen, um zu verhindern, dass die Unabhängigkeit der Mitarbeiter des Berufsberechtigten gefährdet wird, und hat selbst jede Gefährdung dieser Unabhängigkeit zu unterlassen. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und Kommunikation

(1) Bei Prüfungen und Gutachten ist, soweit nichts anderes vereinbart wurde, ein schriftlicher Bericht zu erstatten.

(2) Alle Auskünfte und Stellungnahmen vom Berufsberechtigten und seinen Mitarbeitern sind nur dann verbindlich, wenn sie schriftlich erfolgen oder schriftlich bestätigt werden. Als schriftliche Stellungnahmen gelten nur solche, bei denen eine firmenmäßige Unterfertigung erfolgt. Als schriftliche Stellungnahmen gelten keinesfalls Auskünfte auf elektronischem Wege, insbesondere auch nicht per E-mail.

(3) Bei elektronischer Übermittlung von Informationen können Übertragungsfehler nicht ausgeschlossen werden. Der Berufsberechtigte und seine Mitarbeiter haften nicht für Schäden, die durch Übermittlungsfehler entstehen. Die elektronische Übermittlung (inkl. Internet/E-mail) erfolgt ausschließlich auf Gefahr des Auftraggebers. Dem Auftraggeber ist es bewusst, dass bei Benutzung des Internet die Geheimhaltung nicht gesichert ist. Weiters sind Änderungen oder Ergänzungen zu Dokumenten, die übersandt werden, nur mit ausdrücklicher Zustimmung zulässig.

(4) Der Empfang und die Weiterleitung von Informationen an den Berufsberechtigten und seine Mitarbeiter sind bei Verwendung von Telefon – insbesondere in Verbindung von automatischen Anrufbeantwortungssystemen, Fax, E-mail und anderen elektronischen Kommunikationsmittel – nicht immer sichergestellt. Aufträge und wichtige Informationen gelten daher dem Berufsberechtigten nur dann als zugegangen, wenn sie auch schriftlich zugegangen sind, es sei denn, es wird im Einzelfall der Empfang ausdrücklich bestätigt. Automatische Übermittlungs- und Lesebestätigungen gelten nicht als solche ausdrücklichen Empfangsbestätigungen. Dies gilt insbesondere für die Übermittlung von Bescheiden und anderen Informationen über Fristen. Kritische und wichtige Mitteilungen müssen daher per Post oder Kurier an den Berufsberechtigten gesandt werden. Die Übergabe von Schriftstücken an Mitarbeiter außerhalb der Kanzlei gilt nicht als Übergabe.

(5) Der Auftraggeber stimmt zu, dass er vom Berufsberechtigten wiederkehrend allgemeine steuerrechtliche und allgemeine wirtschaftsrechtliche

Informationen elektronisch übermittelt bekommt. Es handelt sich dabei nicht um unerbetene Nachrichten gemäß § 107 TKG.

6. Schutz des geistigen Eigentums des Berufsberechtigten

(1) Der Auftraggeber ist verpflichtet, dafür zu sorgen, dass die im Rahmen des Auftrages vom Berufsberechtigten erstellten Berichte, Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Berechnungen und dergleichen nur für Auftragszwecke (z.B. gemäß § 44 Abs 3 EStG 1988) verwendet werden. Im Übrigen bedarf die Weitergabe beruflicher Äußerungen des Berufsberechtigten an einen Dritten zur Nutzung der schriftlichen Zustimmung des Berufsberechtigten.

(2) Die Verwendung beruflicher Äußerungen des Berufsberechtigten zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Berufsberechtigten zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

(3) Dem Berufsberechtigten verbleibt an seinen Leistungen das Urheberrecht. Die Einräumung von Werknutzungsbewilligungen bleibt der schriftlichen Zustimmung des Berufsberechtigten vorbehalten.

7. Mängelbeseitigung

(1) Der Berufsberechtigte ist berechtigt und verpflichtet, nachträglich hervorkommende Unrichtigkeiten und Mängel in seiner beruflichen Äußerung zu beseitigen, und verpflichtet, den Auftraggeber hievon unverzüglich zu verständigen. Er ist berechtigt, auch über die ursprüngliche Äußerung informierte Dritte von der Änderung zu verständigen.

(2) Der Auftraggeber hat Anspruch auf die kostenlose Beseitigung von Unrichtigkeiten, sofern diese durch den Auftragnehmer zu vertreten sind; dieser Anspruch erlischt sechs Monate nach erbrachter Leistung des Berufsberechtigten bzw. – falls eine schriftliche Äußerung nicht abgegeben wird – sechs Monate nach Beendigung der beanstandeten Tätigkeit des Berufsberechtigten.

(3) Der Auftraggeber hat bei Fehlschlägen der Nachbesserung etwaiger Mängel Anspruch auf Minderung. Soweit darüber hinaus Schadenersatzansprüche bestehen, gilt Punkt 8.

8. Haftung

(1) Der Berufsberechtigte haftet nur für vorsätzliche und grob fahrlässig verschuldete Verletzung der übernommenen Verpflichtungen.

(2) Im Falle grober Fahrlässigkeit beträgt die Ersatzpflicht des Berufsberechtigten höchstens das zehnfache der Mindestversicherungssumme der Berufshaftpflichtversicherung gemäß § 11 Wirtschaftstreuhandberufsgesetz (WTBG) in der jeweils geltenden Fassung.

(3) Jeder Schadenersatzanspruch kann nur innerhalb von sechs Monaten nachdem der oder die Anspruchsberechtigten von dem Schaden Kenntnis erlangt haben, spätestens aber innerhalb von drei Jahren ab Eintritt des (Primär)Schadens nach dem anspruchsbegründenden Ereignis gerichtlich geltend gemacht werden, soferne nicht in gesetzlichen Vorschriften zwingend andere Verjährungsfristen festgesetzt sind.

(4) Gilt für Tätigkeiten § 275 UGB kraft zwingenden Rechtes, so gelten die Haftungsnormen des § 275 UGB insoweit sie zwingenden Rechtes sind und zwar auch dann, wenn an der Durchführung des Auftrages mehrere Personen beteiligt gewesen oder mehrere zum Ersatz verpflichtete Handlungen begangen worden sind, und ohne Rücksicht darauf, ob andere Beteiligte vorsätzlich gehandelt haben.

(5) In Fällen, in denen ein förmlicher Bestätigungsvermerk erteilt wird, beginnt die Verjährungsfrist spätestens mit Erteilung des Bestätigungsvermerkes zu laufen.

(6) Wird die Tätigkeit unter Einschaltung eines Dritten, z.B. eines datenverarbeitenden Unternehmens, durchgeführt und der Auftraggeber hievon benachrichtigt, so gelten nach Gesetz und den Bedingungen des Dritten entstehende Gewährleistungs- und Schadenersatzansprüche gegen den Dritten als an den Auftraggeber abgetreten. Der Berufsberechtigte haftet nur für Verschulden bei der Auswahl des Dritten.

(7) Eine Haftung des Berufsberechtigten einem Dritten gegenüber wird bei Weitergabe beruflicher Äußerungen durch den Auftraggeber ohne Zustimmung oder Kenntnis des Berufsberechtigten nicht begründet.

(8) Die vorstehenden Bestimmungen gelten nicht nur im Verhältnis zum Auftraggeber, sondern auch gegenüber Dritten, soweit ihnen der Berufsberechtigte ausnahmsweise doch für seine Tätigkeit haften sollte. Die Haftungshöchstsumme gilt nur insgesamt einmal für alle Geschädigten, einschließlich der Ersatzansprüche des Auftraggebers selbst, auch wenn mehrere Personen (der Auftraggeber und ein Dritter oder auch mehrere Dritte) geschädigt worden sind; Geschädigte werden nach ihrem Zuvorkommen befriedigt.

9. Verschwiegenheitspflicht, Datenschutz

(1) Der Berufsberechtigte ist gemäß § 91 WTBG verpflichtet, über alle Angelegenheiten, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, es sei denn, dass der Auftraggeber ihn von dieser Schweigepflicht entbindet oder gesetzliche Äußerungspflichten entgegen stehen.

(2) Der Berufsberechtigte darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen, es sei denn, dass eine gesetzliche Verpflichtung hiezu besteht.

(3) Der Berufsberechtigte ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftrages zu verarbeiten oder durch Dritte gemäß Punkt 8 Abs 6 verarbeiten zu lassen. Der Berufsberechtigte gewährleistet gemäß § 15 Datenschutzgesetz die Verpflichtung zur Wahrung des Datengeheimnisses. Dem Berufsberechtigten überlassenes Material (Datenträger, Daten, Kontrollzahlen, Analysen und Programme) sowie alle Ergebnisse aus der Durchführung der Arbeiten werden grundsätzlich dem Auftraggeber gemäß § 11 Datenschutzgesetz zurückgegeben, es sei denn, dass ein schriftlicher Auftrag seitens des Auftraggebers vorliegt, Material bzw. Ergebnis an Dritte weiterzugeben. Der Berufsberechtigte verpflichtet sich, Vorsorge zu treffen, dass der Auftraggeber seiner Auskunftspflicht laut § 26 Datenschutzgesetz nachkommen kann. Die dazu notwendigen Aufträge des Auftraggebers sind schriftlich an den Berufsberechtigten weiterzugeben. Sofern für solche Auskunftsarbeiten kein Honorar vereinbart wurde, ist nach tatsächlichem Aufwand an den Auftraggeber zu verrechnen. Der Verpflichtung zur Information der Betroffenen bzw. Registrierung im Datenverarbeitungsregister hat der Auftraggeber nachzukommen, soferne nichts Anderes ausdrücklich schriftlich vereinbart wurde.

10. Kündigung

(1) Soweit nicht etwas Anderes schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist, können die Vertragspartner den Vertrag jederzeit mit sofortiger Wirkung kündigen. Der Honoraranspruch bestimmt sich nach Punkt 12.

(2) Ein – im Zweifel stets anzunehmender – Dauerauftrag (auch mit Pauschalvergütung) kann allerdings, soweit nichts Anderes schriftlich vereinbart ist, ohne Vorliegen eines wichtigen Grundes (vergleiche § 88 Abs 4 WTBG) nur unter Einhaltung einer Frist von drei Monaten zum Ende eines Kalendermonats gekündigt werden.

(3) Bei einem gekündigten Dauerauftragsverhältnis zählen - außer in Fällen des Abs 5 - nur jene einzelnen Werke zum verbleibenden Auftragsstand, deren vollständige oder überwiegende Ausführung innerhalb der Kündigungsfrist möglich ist, wobei Jahresabschlüsse und Jahressteuererklärungen innerhalb von 2 Monaten nach Bilanzstichtag als überwiegend ausführbar anzusehen sind. Diesfalls sind sie auch tatsächlich innerhalb berufsüblicher Frist fertigzustellen, soferne sämtliche erforderlichen Unterlagen unverzüglich zur Verfügung gestellt werden und soweit nicht ein wichtiger Grund iSd § 88 Abs 4 WTBG vorliegt.

(4) Im Falle der Kündigung gemäß Abs 2 ist dem Auftraggeber innerhalb Monatsfrist schriftlich bekannt zu geben, welche Werke im Zeitpunkt der Kündigung des Auftragsverhältnisses noch zum fertig zu stellenden Auftragsstand zählen.

(5) Unterbleibt die Bekanntgabe von noch auszuführenden Werken innerhalb dieser Frist, so gilt der Dauerauftrag mit Fertigstellung der zum Zeitpunkt des Einlangens der Kündigungserklärung begonnenen Werke als beendet.

(6) Wären bei einem Dauerauftragsverhältnis im Sinne der Abs 2 und 3 - gleichgültig aus welchem Grunde - mehr als 2 gleichartige, üblicherweise nur einmal jährlich zu erstellende Werke (z.B. Jahresabschlüsse, Steuererklärungen etc.) fertig zu stellen, so zählen die darüber hinaus gehenden Werke nur bei ausdrücklichem Einverständnis des Auftraggebers zum verbleibenden Auftragsstand. Auf diesen Umstand ist der Auftraggeber in der Mitteilung gemäß Abs 4 gegebenenfalls ausdrücklich hinzuweisen.

11. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Berufsberechtigten angebotenen Leistung in Verzug oder unterlässt der Auftraggeber eine ihm nach Punkt 3 oder sonstwie obliegende Mitwirkung, so ist der Berufsberechtigte zur fristlosen Kündigung des Vertrages berechtigt. Seine Honoraransprüche bestimmen sich nach Punkt 12. Annahmeverzug sowie unterlassene Mitwirkung seitens des Auftraggebers begründen auch dann den Anspruch des

Berufsberechtigten auf Ersatz der ihm hiedurch entstandenen Mehraufwendungen sowie des verursachten Schadens, wenn der Berufsberechtigte von seinem Kündigungsrecht keinen Gebrauch macht.

12. Honoraranspruch

(1) Unterbleibt die Ausführung des Auftrages (z.B. wegen Kündigung), so gebührt dem Berufsberechtigten gleichwohl das vereinbarte Entgelt, wenn er zur Leistung bereit war und durch Umstände, deren Ursache auf Seiten des Bestellers liegen, daran verhindert worden ist (§ 1168 ABGB); der Berufsberechtigte braucht sich in diesem Fall nicht anrechnen zu lassen, was er durch anderweitige Verwendung seiner und seiner Mitarbeiter Arbeitskraft erwirbt oder zu erwerben unterlässt.

(2) Unterbleibt eine zur Ausführung des Werkes erforderliche Mitwirkung des Auftraggebers, so ist der Berufsberechtigte auch berechtigt, ihm zur Nachholung eine angemessene Frist zu setzen mit der Erklärung, dass nach fruchtlosem Verstreichen der Frist der Vertrag als aufgehoben gelte, im Übrigen gelten die Folgen des Abs 1.

(3) Kündigt der Berufsberechtigte ohne wichtigen Grund zur Unzeit, so hat er dem Auftraggeber den daraus entstandenen Schaden nach Maßgabe des Punktes 8 zu ersetzen.

(4) Ist der Auftraggeber – auf die Rechtslage hingewiesen – damit einverstanden, dass sein bisheriger Vertreter den Auftrag ordnungsgemäß zu Ende führt, so ist der Auftrag auch auszuführen.

13. Honorar

(1) Soferne nicht ausdrücklich Unentgeltlichkeit, aber auch nichts Anderes vereinbart ist, wird gemäß § 1004 und § 1152 ABGB eine angemessene Entlohnung geschuldet. Sofern nicht nachweislich eine andere Vereinbarung getroffen wurde sind Zahlungen des Auftraggebers immer auf die älteste Schuld anzurechnen. Der Honoraranspruch des Berufsberechtigten ergibt sich aus der zwischen ihm und seinem Auftraggeber getroffenen Vereinbarung.

(2) Das gute Einvernehmen zwischen den zur Ausübung eines Wirtschaftstreuhandberufes Berechtigten und ihren Auftraggebern wird vor allem durch möglichst klare Entgeltvereinbarungen bewirkt.

(3) Die kleinste verrechenbare Leistungseinheit beträgt eine viertel Stunde.

(4) Auch die Wegzeit wird üblicherweise im notwendigen Umfang verrechnet.

(5) Das Aktenstudium in der eigenen Kanzlei, das nach Art und Umfang zur Vorbereitung des Berufsberechtigten notwendig ist, kann gesondert verrechnet werden.

(6) Erweist sich durch nachträglich hervorgekommene besondere Umstände oder besondere Inanspruchnahme durch den Auftraggeber ein bereits vereinbartes Entgelt als unzureichend, so sind Nachverhandlungen mit dem Ziel, ein angemessenes Entgelt nachträglich zu vereinbaren, üblich. Dies ist auch bei unzureichenden Pauschalhonoraren üblich.

(7) Die Berufsberechtigten verrechnen die Nebenkosten und die Umsatzsteuer zusätzlich.

(8) Zu den Nebenkosten zählen auch belegte oder pauschalierte Barauslagen, Reisespesen (bei Bahnfahrten 1. Klasse, gegebenenfalls Schlafwagen), Diäten, Kilometergeld, Fotokopierkosten und ähnliche Nebenkosten.

(9) Bei besonderen Haftpflichtversicherungserfordernissen zählen die betreffenden Versicherungsprämien zu den Nebenkosten.

(10) Weiters sind als Nebenkosten auch Personal- und Sachaufwendungen für die Erstellung von Berichten, Gutachten u.ä. anzusehen.

(11) Für die Ausführung eines Auftrages, dessen gemeinschaftliche Erledigung mehreren Berufsberechtigten übertragen worden ist, wird von jedem das seiner Tätigkeit entsprechende Entgelt verrechnet.

(12) Entgelte und Entgeltvorschüsse sind mangels anderer Vereinbarungen sofort nach deren schriftlicher Geltendmachung fällig. Für Entgeltzahlungen, die später als 14 Tage nach Fälligkeit geleistet werden, können Verzugszinsen verrechnet werden. Bei beiderseitigen Unternehmergeschäften gelten Verzugszinsen in der Höhe von 8 % über dem Basiszinssatz als vereinbart (siehe § 352 UGB).

(13) Die Verjährung richtet sich nach § 1486 ABGB und beginnt mit Ende der Leistung bzw. mit späterer, in angemessener Frist erfolgter Rechnungslegung zu laufen.

(14) Gegen Rechnungen kann innerhalb von 4 Wochen ab Rechnungsdatum schriftlich beim Berufsberechtigten Einspruch erhoben werden. Andernfalls gilt die Rechnung als anerkannt. Die Aufnahme einer Rechnung in die Bücher gilt jedenfalls als Anerkenntnis.

14. Sonstiges

(1) Der Berufsberechtigte hat neben der angemessenen Gebühren- oder Honorarforderung Anspruch auf Ersatz seiner Auslagen. Er kann entsprechende Vorschüsse verlangen und seine (fortgesetzte) Tätigkeit von der Zahlung dieser Vorschüsse abhängig machen. Er kann auch die Auslieferung des Leistungsergebnisses von der vollen Befriedigung seiner Ansprüche abhängig machen. Auf das gesetzliche Zurückbehaltungsrecht (§ 471 ABGB, § 369 UGB) wird in diesem Zusammenhang verwiesen. Wird das Zurückbehaltungsrecht zu Unrecht ausgeübt, haftet der Berufsberechtigte nur bei krass grober Fahrlässigkeit bis zur Höhe seiner noch offenen Forderung. Bei Dauerverträgen darf die Erbringung weiterer Leistungen bis zur Bezahlung früherer Leistungen verweigert werden. Bei Erbringung von Teilleistungen und offener Teilhonorierung gilt dies sinngemäß.

(2) Eine Beanstandung der Arbeiten des Berufsberechtigten berechtigt, außer bei offenkundigen wesentlichen Mängeln, nicht zur Zurückhaltung der ihm nach Abs 1 zustehenden Vergütungen.

(3) Eine Aufrechnung gegen Forderungen des Berufsberechtigten auf Vergütungen nach Abs 1 ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

(4) Der Berufsberechtigte hat auf Verlangen und Kosten des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlass seiner Tätigkeit von diesem erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Berufsberechtigten und seinem Auftraggeber und für die Schriftstücke, die dieser in Urschrift besitzt und für Schriftstücke, die einer Aufbewahrungspflicht nach der Geldwäscherichtlinie unterliegen. Der Berufsberechtigte kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen. Der Auftraggeber hat hiefür die Kosten insoweit zu tragen als diese Abschriften oder Fotokopien zum nachträglichen Nachweis der ordnungsgemäßen Erfüllung der Berufspflichten des Berufsberechtigten erforderlich sein könnten.

(5) Der Auftraggeber hat die dem Berufsberechtigten übergebenen Unterlagen nach Abschluss der Arbeiten binnen 3 Monaten abzuholen. Bei Nichtabholung übergebener Unterlagen kann der Berufsberechtigte nach zweimaliger nachweislicher Aufforderung an den Auftraggeber, übergebene Unterlagen abzuholen, diese auf dessen Kosten zurückstellen und/oder Depotgebühren in Rechnung stellen.

(6) Der Berufsberechtigte ist berechtigt, fällige Honorarforderungen mit etwaigen Depotguthaben, Verrechnungsgeldern, Treuhandgeldern oder anderen in seiner Gewahrsame befindlichen liquiden Mitteln auch bei ausdrücklicher Inverwahrungnahme zu kompensieren, sofern der Auftraggeber mit einem Gegenanspruch des Berufsberechtigen rechnen musste.

(7) Zur Sicherung einer bestehenden oder künftigen Honorarforderung ist der Berufsberechtigte berechtigt, ein finanzamtliches Guthaben oder ein anderes Abgaben- oder Beitragsguthaben des Auftraggebers auf ein Anderkonto zu transferieren. Diesfalls ist der Auftraggeber vom erfolgten Transfer zu verständigen. Danach kann der sichergestellte Betrag entweder im Einvernehmen mit dem Auftraggeber oder bei Vollstreckbarkeit der Honorarforderung eingezogen werden.

15. Anzuwendendes Recht, Erfüllungsort, Gerichtsstand

(1) Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur österreichisches Recht.

(2) Erfüllungsort ist der Ort der beruflichen Niederlassung des Berufsberechtigten.

(3) Für Streitigkeiten ist das Gericht des Erfüllungsortes zuständig.

16. Ergänzende Bestimmungen für Prüfungen

(1) Bei Abschlussprüfungen, die mit dem Ziel der Erteilung eines förmlichen Bestätigungsvermerkes durchgeführt werden (wie z.B. §§ 268ff UGB) erstreckt sich der Auftrag, soweit nicht anderweitige schriftliche Vereinbarungen getroffen worden sind, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z.B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Devisenrechts, eingehalten sind. Die Abschlussprüfung erstreckt sich

auch nicht auf die Prüfung der Führung der Geschäfte hinsichtlich Sparsamkeit, Wirtschaftlichkeit und Zweckmäßigkeit. Im Rahmen der Abschlussprüfung besteht auch keine Verpflichtung zur Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten.

(2) Bei Abschlussprüfungen ist der Jahresabschluss, wenn ihm der uneingeschränkte oder eingeschränkte Bestätigungsvermerk beigesetzt werden kann, mit jenem Bestätigungsvermerk zu versehen, der der betreffenden Unternehmensform entspricht.
(3) Wird ein Jahresabschluss mit dem Bestätigungsvermerk des Prüfers veröffentlicht, so darf dies nur in der vom Prüfer bestätigten oder in einer von ihm ausdrücklich zugelassenen anderen Form erfolgen.

(4) Widerruft der Prüfer den Bestätigungsvermerk, so darf dieser nicht weiterverwendet werden. Wurde der Jahresabschluss mit dem Bestätigungsvermerk veröffentlicht, so ist auch der Widerruf zu veröffentlichen.

(5) Für sonstige gesetzliche und freiwillige Abschlussprüfungen sowie für andere Prüfungen gelten die obigen Grundsätze sinngemäß.

17. Ergänzende Bestimmungen für die Erstellung von Jahres- und anderen Abschlüssen, für Beratungstätigkeit und andere im Rahmen eines Werkvertrages zu erbringende Tätigkeiten

(1) Der Berufsberechtigte ist berechtigt, bei obgenannten Tätigkeiten die Angaben des Auftraggebers, insbesondere Zahlenangaben, als richtig anzunehmen. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen. Der Auftraggeber hat dem Berufsberechtigten alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, dass dem Berufsberechtigten eine angemessene Bearbeitungszeit, mindestens jedoch eine Woche, zur Verfügung steht.

(2) Mangels einer anderweitigen schriftlichen Vereinbarung umfasst die Beratungstätigkeit folgende Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommen- oder Körperschaftsteuer und zwar auf Grund der vom Auftraggeber vorzulegenden oder vom Auftragnehmer erstellten Jahresabschlüsse und sonstiger, für die Besteuerung erforderlichen Aufstellungen und Nachweise.
b) Prüfung der Bescheide zu den unter a) genannten Erklärungen.
c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden.
d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern.
e) Mitwirkung im Rechtsmittelverfahren hinsichtlich der unter a) genannten Steuern. Erhält der Berufsberechtigte für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter d) und e) genannten Tätigkeiten gesondert zu honorieren.

(3) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer und Einheitsbewertung sowie aller Fragen der Umsatzsteuer, Lohnsteuer und sonstiger Steuern und Abgaben erfolgt nur auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z.B. auf dem Gebiet der Erbschaftssteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,
b) die Verteidigung und die Beiziehung zu dieser im Finanzstrafverfahren,
c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Gründung, Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerungen, Liquidation, betriebswirtschaftliche Beratung und andere Tätigkeiten gemäß §§ 3 bis 5 WTBG,
d) die Verfassung der Eingaben zum Firmenbuch im Zusammenhang mit Jahresabschlüssen einschließlich der erforderlichen Evidenzführungen.

(4) Soweit die Ausarbeitung der Umsatzsteuerjahreserklärung zum übernommenen Auftrag zählt, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Prüfung, ob alle in Betracht kommenden umsatzsteuerrechtlichen Begünstigungen wahrgenommen worden sind, es sei denn, hierüber besteht eine nachweisliche Beauftragung.

(5) Vorstehende Absätze gelten nicht bei Sachverständigentätigkeit.

II. TEIL

18. Geltungsbereich

Die Auftragsbedingungen des II. Teiles gelten für Werkverträge über die Führung der Bücher, die Vornahme der Personalsachbearbeitung und die Abgabenverrechnung.

19. Umfang und Ausführung des Auftrages

(1) Auf die Absätze 3 und 4 der Präambel wird verwiesen.

(2) Der Berufsberechtigte ist berechtigt, die ihm erteilten Auskünfte und übergebenen Unterlagen des Auftraggebers, insbesondere Zahlenangaben, als richtig und vollständig anzusehen und der Buchführung zu Grunde zu legen. Der Berufsberechtigte ist ohne gesonderten schriftlichen Auftrag nicht verpflichtet, Unrichtigkeiten fest zu stellen. Stellt er allerdings Unrichtigkeiten fest, so hat er dies dem Auftraggeber bekannt zu geben.

(3) Falls für die im Punkt 18 genannten Tätigkeiten ein Pauschalhonorar vereinbart ist, so sind mangels anderweitiger schriftlicher Vereinbarung die Vertretungstätigkeit im Zusammenhang mit abgaben- und beitragsrechtlichen Prüfungen aller Art einschließlich der Abschluss von Vergleichen über Abgabenbemessungs- oder Beitragsgrundlagen, Berichterstattung, Rechtsmittelerhebung uä gesondert zu honorieren.

(4) Die Bearbeitung besonderer Einzelfragen im Zusammenhang mit den im Punkt 18 genannten Tätigkeiten, insbesondere Feststellungen über das prinzipielle Vorliegen einer Pflichtversicherung, erfolgt nur aufgrund eines besonderen Auftrages und ist nach dem I. oder III. Teil der vorliegenden Auftragsbedingungen zu beurteilen.

(5) Ein vom Berufsberechtigten bei einer Behörde (z.B. Finanzamt, Sozialversicherungsträger) elektronisch eingereichtes Anbringen ist als nicht von ihm beziehungsweise vom übermittelnden Bevollmächtigten unterschrieben anzusehen.

20. Mitwirkungspflicht des Auftraggebers

Der Auftraggeber hat dafür zu sorgen, dass dem Berufsberechtigten auch ohne dessen besondere Aufforderung alle für die Führung der Bücher, die Vornahme der Personalsachbearbeitung und die Abgabenverrechnung notwendigen Auskünfte und Unterlagen zum vereinbarten Termin zur Verfügung stehen.

21. Kündigung

(1) Soweit nicht etwas Anderes schriftlich vereinbart ist, kann der Vertrag ohne Angabe von Gründen von jedem der Vertragspartner unter Einhaltung einer dreimonatigen Kündigungsfrist zum Ende eines Kalendermonats gekündigt werden.

(2) Kommt der Auftraggeber seiner Verpflichtung gemäß Punkt 20 wiederholt nicht nach, berechtigt dies den Berufsberechtigten zu sofortiger fristloser Kündigung des Vertrages.

(3) Kommt der Berufsberechtigte mit der Leistungserstellung aus Gründen in Verzug, die er allein zu vertreten hat, so berechtigt dies den Auftraggeber zu sofortiger fristloser Kündigung des Vertrages.

(4) Im Falle der Kündigung des Auftragsverhältnisses zählen nur jene Werke zum Auftragsstand, an denen der Auftragnehmer bereits arbeitet oder die überwiegend in der Kündigungsfrist fertig gestellt werden können und die er binnen eines Monats nach der Kündigung bekannt gibt.

22. Honorar und Honoraranspruch

(1) Sofern nichts Anderes schriftlich vereinbart ist, gilt das Honorar als jeweils für ein Auftragsjahr vereinbart.

(2) Bei Vertragsauflösung gemäß Punkt 21 Abs 2 behält der Berufsberechtigte den vollen Honoraranspruch für drei Monate. Dies gilt auch bei Nichteinhaltung der Kündigungsfrist durch den Auftraggeber.

(3) Bei Vertragsauflösung gemäß Punkt 21 Abs 3 hat der Berufsberechtigte nur Anspruch auf Honorar für seine bisherigen Leistungen, sofern sie für den Auftraggeber verwertbar sind.

(4) Ist kein Pauschalhonorar vereinbart, richtet sich die Höhe des Honorars gemäß Abs 2 nach dem Monatsdurchschnitt des laufenden Auftragsjahres bis zur Vertragsauflösung.

(5) Soferne nicht ausdrücklich Unentgeltlichkeit, aber auch nichts Anderes vereinbart ist, wird gemäß § 1004 und § 1152 ABGB eine angemessenen Entlohnung geschuldet. Sofern nicht nachweislich eine andere Vereinbarung getroffen wurde sind Zahlungen des Auftraggebers immer auf die älteste Schuld anzurechnen. Der Honoraranspruch des

Berufsberechtigten ergibt sich aus der zwischen ihm und seinem Auftraggeber getroffenen Vereinbarung. Im Übrigen gelten die unter Punkt 13. (Honorar) normierten Grundsätze.

23. Sonstiges

Im Übrigen gelten Punkt 1 Abs 2, Punkt 4, Punkt 6, Punkt 7, Punkt 8, Punkt 9, Punkt 14 und Punkt 15 des I. Teiles der Auftragsbedingungen sinngemäß.

III. TEIL

24. Geltungsbereich

(1) Die Auftragsbedingungen des III. Teiles gelten für alle in den vorhergehenden Teilen nicht erwähnten Verträge, die nicht als Werkverträge anzusehen sind und nicht mit in den vorhergehenden Teilen erwähnten Verträgen in Zusammenhang stehen.

(2) Insbesondere gilt der III. Teil der Auftragsbedingungen für Verträge über einmalige Teilnahme an Verhandlungen, für Tätigkeiten als Organ im Insolvenzverfahren, für Verträge über einmaliges Einschreiten und über Bearbeitung der in Punkt 17 Abs 3 erwähnten Einzelfragen ohne Vorliegen eines Dauervertrages.

25. Umfang und Ausführung des Auftrages

(1) Auf die Absätze 3 und 4 der Präambel wird verwiesen.

(2) Der Berufsberechtigte ist berechtigt und verpflichtet, die ihm erteilten Auskünfte und übergebenen Unterlagen des Auftraggebers, insbesondere Zahlenangaben, als richtig und vollständig anzusehen. Er hat im Finanzstrafverfahren die Rechte des Auftraggebers zu wahren.

(3) Der Berufsberechtigte ist ohne gesonderten schriftlichen Auftrag nicht verpflichtet, Unrichtigkeiten fest zu stellen. Stellt er allerdings Unrichtigkeiten fest, so hat er dies dem Auftraggeber bekannt zu geben.

26. Mitwirkungspflicht des Auftraggebers

Der Auftraggeber hat dafür zu sorgen, dass dem Berufsberechtigten auch ohne dessen besondere Aufforderung alle notwendigen Auskünfte und Unterlagen rechtzeitig zur Verfügung stehen.

27. Kündigung

Soweit nicht etwas Anderes schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist, können die Vertragspartner den Vertrag jederzeit mit sofortiger Wirkung kündigen (§ 1020 ABGB).

28. Honorar und Honoraranspruch

(1) Soferne nicht ausdrücklich Unentgeltlichkeit, aber auch nichts Anderes vereinbart ist, wird gemäß § 1004 und § 1152 ABGB eine angemessenen Entlohnung geschuldet. Sofern nicht nachweislich eine andere Vereinbarung getroffen wurde sind Zahlungen des Auftraggebers immer auf die älteste Schuld anzurechnen. Der Honoraranspruch des Berufsberechtigten ergibt sich aus der zwischen ihm und seinem Auftraggeber getroffenen Vereinbarung. Im Übrigen gelten die unter Punkt 13. (Honorar) normierten Grundsätze.

(2) Im Falle der Kündigung ist der Honoraranspruch nach den bereits erbrachten Leistungen, soferne sie für den Auftraggeber verwertbar sind, zu aliquotieren.

29. Sonstiges

Die Verweisungen des Punktes 23 auf Bestimmungen des I. Teiles der Auftragsbedingungen gelten sinngemäß.

IV. TEIL

30. Geltungsbereich

Die Auftragsbedingungen des IV. Teiles gelten ausschließlich für Verbrauchergeschäfte gemäß Konsumentenschutzgesetz (Bundesgesetz vom 8.3.1979/BGBl Nr.140 in der derzeit gültigen Fassung).

31. Ergänzende Bestimmungen

(1) Für Verträge zwischen Berufsberechtigten und Verbrauchern gelten die zwingenden Bestimmungen des Konsumentenschutzgesetzes.

(2) Der Berufsberechtigte haftet nur für vorsätzliche und grob fahrlässig verschuldete Verletzung der übernommenen Verpflichtungen.

(3) Anstelle der im Punkt 8 Abs 2 AAB normierten Begrenzung ist auch im Falle grober Fahrlässigkeit die Ersatzpflicht des Berufsberechtigten nicht begrenzt.

(4) Punkt 8 Abs 3 AAB (Geltendmachung der Schadenersatzansprüche innerhalb einer bestimmten Frist) gilt nicht.

(5) Rücktrittsrecht gemäß § 3 KSchG:

Hat der Verbraucher seine Vertragserklärung nicht in den vom Berufsberechtigten dauernd benützten Kanzleiräumen abgegeben, so kann er von seinem Vertragsantrag oder vom Vertrag zurücktreten. Dieser Rücktritt kann bis zum Zustandekommen des Vertrages oder danach binnen einer Woche erklärt werden; die Frist beginnt mit der Ausfolgung einer Urkunde, die zumindest den Namen und die Anschrift des Berufsberechtigten sowie eine Belehrung über das Rücktrittsrecht enthält, an den Verbraucher, frühestens jedoch mit dem Zustandekommen des Vertrages zu laufen. Das Rücktrittsrecht steht dem Verbraucher nicht zu,

1. wenn er selbst die geschäftliche Verbindung mit dem Berufsberechtigten oder dessen Beauftragten zwecks Schließung dieses Vertrages angebahnt hat,

2. wenn dem Zustandekommen des Vertrages keine Besprechungen zwischen den Beteiligten oder ihren Beauftragten vorangegangen sind oder

3. bei Verträgen, bei denen die beiderseitigen Leistungen sofort zu erbringen sind, wenn sie üblicherweise von Berufsberechtigten außerhalb ihrer Kanzleiräume geschlossen werden und das vereinbarte Entgelt € 15 nicht übersteigt.

Der Rücktritt bedarf zu seiner Rechtswirksamkeit der Schriftform. Es genügt, wenn der Verbraucher ein Schriftstück, das seine Vertragserklärung oder die des Berufsberechtigten enthält, dem Berufsberechtigten mit einem Vermerk zurückstellt, der erkennen läßt, dass der Verbraucher das Zustandekommen oder die Aufrechterhaltung des Vertrages ablehnt. Es genügt, wenn die Erklärung innerhalb einer Woche abgesendet wird.

Tritt der Verbraucher gemäß § 3 KSchG vom Vertrag zurück, so hat Zug um Zug

1. der Berufsberechtigte alle empfangenen Leistungen samt gesetzlichen Zinsen vom Empfangstag an zurückzuerstatten und den vom Verbraucher auf die Sache gemachten notwendigen und nützlichen Aufwand zu ersetzen,

2. der Verbraucher dem Berufsberechtigten den Wert der Leistungen zu vergüten, soweit sie ihm zum klaren und überwiegenden Vorteil gereichen.

Gemäß § 4 Abs 3 KSchG bleiben Schadenersatzansprüche unberührt.

(6) Kostenvoranschläge gemäß § 5 KSchG

Für die Erstellung eines Kostenvoranschlages im Sinn des § 1170a ABGB durch den Berufsberechtigten hat der Verbraucher ein Entgelt nur dann zu zahlen, wenn er vorher auf diese Zahlungspflicht hingewiesen worden ist.

Wird dem Vertrag ein Kostenvoranschlag des Berufsberechtigten zugrunde gelegt, so gilt dessen Richtigkeit als gewährleistet, wenn nicht das Gegenteil ausdrücklich erklärt ist.

(7) Mängelbeseitigung: Punkt 7 wird ergänzt

Ist der Berufsberechtigte nach § 932 ABGB verpflichtet, seine Leistungen zu verbessern oder Fehlendes nachzutragen, so hat er diese Pflicht zu erfüllen, an dem Ort, an dem die Sache übergeben worden ist. Ist es für den Verbraucher tunlich, die Werke und Unterlagen vom Berufsberechtigten gesendet zu erhalten, so kann dieser diese Übersendung auf seine Gefahr und Kosten vornehmen.

(8) Gerichtsstand: Anstelle Punkt 15 Abs 3:

Hat der Verbraucher im Inland seinen Wohnsitz oder seinen gewöhnlichen Aufenthalt oder ist er im Inland beschäftigt, so kann für eine Klage gegen ihn nach den §§ 88, 89, 93 Abs 2 und 104 Abs1 JN nur die Zuständigkeit eines Gerichtes begründet werden, in dessen Sprengel der Wohnsitz, der gewöhnliche Aufenthalt oder der Ort der Beschäftigung liegt.

(9) Verträge über wiederkehrende Leistungen

(a) Verträge, durch die sich der Berufsberechtigte zu Werkleistungen und der Verbraucher zu wiederholten Geldzahlungen verpflichten und die für eine unbestimmte oder eine ein Jahr übersteigende Zeit geschlossen worden sind, kann der Verbraucher unter Einhaltung einer zweimonatigen Frist zum Ablauf des ersten Jahres, nachher zum Ablauf jeweils eines halben Jahres kündigen.

(b) Ist die Gesamtheit der Leistungen eine nach ihrer Art unteilbare Leistung, deren Umfang und Preis schon bei der Vertragsschließung bestimmt sind, so kann der erste Kündigungstermin bis zum Ablauf des zweiten Jahres hinausgeschoben werden. In solchen Verträgen kann die Kündigungsfrist auf höchstens sechs Monate verlängert werden.

(c) Erfordert die Erfüllung eines bestimmten, in lit.a) genannten Vertrages erhebliche Aufwendungen des Berufsberechtigten und hat er dies dem Verbraucher spätestens bei der Vertragsschließung bekannt gegeben, so können den Umständen angemessene, von den in lit.a) und b) genannten abweichende Kündigungstermine und Kündigungsfristen vereinbart werden.

(d) Eine Kündigung des Verbrauchers, die nicht fristgerecht ausgesprochen worden ist, wird zum nächsten nach Ablauf der Kündigungsfrist liegenden Kündigungstermin wirksam.

2 . . _1

82 - 35027

This Document is a non binding English convenience translation. The only binding documents are the German versions made available to the public on 20 May 2008

Report

pursuant to Section 3 (3) of the Austrian Minority Shareholders Squeeze-out Act

issued by the supervisory board of **BÖHLER-UDDEHOLM Aktiengesellschaft**

Modecenterstraße 14/A/3
1030 Vienna

FN 78568 t

concerning the proposed squeeze-out of minority shareholders subject to the Austrian Minority Shareholders Squeeze-out Act (hereinafter referred to as "the Act").

RECEIVED
2008 JUN 12 A 2: 22

The supervisory board of BÖHLER-UDDEHOLM Aktiengesellschaft hereby issues the following report on the proposed squeeze-out of minority shareholders of BÖHLER-UDDEHOLM Aktiengesellschaft pursuant to Section 3 (3) of the Act:

1. By its letter dated 31 March 2008 addressed to the managing board of BÖHLER-UDDEHOLM Aktiengesellschaft, voestalpine AG requested that the shares of all other shareholders of BÖHLER-UDDEHOLM Aktiengesellschaft be transferred to voestalpine AG as a majority shareholder against payment of a reasonable cash compensation (shareholder resolution). The squeeze-out is supposed to be adopted at the ordinary general meeting of BÖHLER-UDDEHOLM Aktiengesellschaft scheduled to be held on 23 June 2008 (to be continued on 24 June 2008, if necessary). A draft application for the adoption of that squeeze-out was available to the supervisory board for its inspection.

2. The managing board of BÖHLER-UDDEHOLM Aktiengesellschaft and the majority shareholder voestalpine AG issued a joint report on 13/14 May 2008 pursuant to Section 3 (1) of the Act on the proposed squeeze-out. That report along with its Annexes was available to the supervisory board upon its inspection.

3. On joint application of the supervisory board of BÖHLER-UDDEHOLM Aktiengesellschaft and of the majority shareholder voestalpine AG, the competent Vienna Commercial Court, by decision dated 7 April 2008, appointed PwC Transaction Services Wirtschaftsprüfung GmbH (FN 84985 d), of Erdbergstraße 200, 1030 Vienna, as expert appraiser pursuant to Section 3 (2) of the Act. PwC Transaction Services Wirtschaftsprüfung GmbH has subsequently reviewed the accuracy of the joint report of the managing board and of the majority shareholder of BÖHLER-UDDEHOLM Aktiengesellschaft as well as the reasonableness of the cash compensation, and on 14 May 2008 issued a report thereon pursuant to Section 3 (2) of the Act. That report along with its Annexes was also available to the supervisory board for its inspection.

4. The supervisory board of BÖHLER-UDDEHOLM Aktiengesellschaft has reviewed the proposed shareholder resolution on the basis of the reports and documents referred to in Sections 1. through 3. above, which were available to it, pursuant to Section 3 (3)

of the Act. As a result of its review, the supervisory board is convinced that the proposed squeeze-out is in compliance with the laws and that the cash compensation of **€ 70.26** per no-par-value share of BÖHLER-UDDEHOLM Aktiengesellschaft is reasonable.

5. The supervisory board therefore supports s the squeeze-out of minority shareholders.

By virtue of the resolution dated 19 May 2008 adopted by the supervisory board with the votes of all members:

Vienna, this 19th day of May 2008

For the Supervisory Board
of
BÖHLER-UDDEHOLM Aktiengesellschaft

Wolfgang Eder, born 5 February 1952
Chairman of the Supervisory Board

82-35027

RECEIVED

2008 JUN 12 A 2:02

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bericht

gemäß § 3 Abs. 3 GesAusG

des Aufsichtsrates der **BÖHLER-UDDEHOLM Aktiengesellschaft**

Modecenterstraße 14/A/3
1030 Wien

FN 78568 t

über den geplanten Ausschluss von Minderheitsgesellschaftern nach Maßgabe des Bundesgesetzes über den Ausschluss von Minderheitsgesellschaftern (Gesellschafter-Ausschlussgesetz – GesAusG)

Der Aufsichtsrat der BÖHLER-UDDEHOLM Aktiengesellschaft erstattet über den geplanten Ausschluss von Minderheitsgesellschaftern der BÖHLER-UDDEHOLM Aktiengesellschaft gemäß § 3 Abs. 3 GesAusG folgenden Bericht:

1. Mit Schreiben an den Vorstand der BÖHLER-UDDEHOLM Aktiengesellschaft vom 31. März 2008 hat voestalpine AG die Übertragung der Aktien aller übrigen Aktionäre der BÖHLER-UDDEHOLM Aktiengesellschaft auf die voestalpine AG als Hauptgesellschafter gegen Gewährung einer angemessenen Barabfindung (Gesellschafterausschluss) verlangt. Der Gesellschafterausschluss soll in der für 23. Juni 2008 (mit allfälliger Fortsetzung am 24. Juni 2008) geplanten ordentlichen Hauptversammlung der BÖHLER-UDDEHOLM Aktiengesellschaft beschlossen werden. Der Entwurf des Beschlussantrages über den Gesellschafterausschluss lag dem Aufsichtsrat bei seiner Prüfung vor.

2. Der Vorstand der BÖHLER-UDDEHOLM Aktiengesellschaft hat gemeinsam mit dem Hauptgesellschafter voestalpine AG über den geplanten Gesellschafterausschluss am 13./14. Mai 2008 einen gemeinsamen Bericht gemäß § 3 Abs. 1 GesAusG erstattet. Dieser Bericht samt Anlagen lag dem Aufsichtsrat bei seiner Prüfung vor.

3. Über gemeinsamen Antrag des Aufsichtsrates der BÖHLER-UDDEHOLM Aktiengesellschaft und des Hauptgesellschafters voestalpine AG wurde vom Handelsgericht Wien mit Beschluss vom 7. April 2008 die PwC Transaction Services Wirtschaftsprüfung GmbH (FN 84985 d), Erdbergstraße 200, 1030 Wien zum sachverständigen Prüfer gemäß § 3 Abs. 2 GesAusG bestellt. Die PwC Transaction Services Wirtschaftsprüfung GmbH hat in der Folge die Richtigkeit des gemeinsamen Berichtes des Vorstands und des Hauptgesellschafters der BÖHLER-UDDEHOLM Aktiengesellschaft und die Angemessenheit der Barabfindung geprüft und darüber am 14. Mai 2008 einen Bericht gemäß § 3 Abs. 2 GesAusG erstattet. Dieser Bericht samt Anlagen lag dem Aufsichtsrat bei seiner Prüfung ebenfalls vor.

4. Der Aufsichtsrat der BÖHLER-UDDEHOLM Aktiengesellschaft hat den beabsichtigten Gesellschafterausschluss auf Grundlage der oben unter den Punkten 1. bis 3. erwähnten und ihm vorliegenden Berichte und Unterlagen gemäß § 3 Abs. 3 GesAusG geprüft. Der Aufsichtsrat ist als Ergebnis seiner Prüfung zu der

Überzeugung gelangt, dass der beabsichtigte Gesellschafterausschluss den gesetzlichen Bestimmungen entspricht und dass die zu gewährende Barabfindung in Höhe von **€ 70,26** pro Stückaktie der BÖHLER-UDDEHOLM Aktiengesellschaft angemessen ist.

5. Der Aufsichtsrat befürwortet daher den Gesellschafterausschluss.

Aufgrund des mit den Stimmen sämtlicher Mitglieder gefassten Beschlusses des Aufsichtsrats vom 19. Mai 2008:

Linz, am 19. Mai 2008

Für den Aufsichtsrat
der
BÖHLER-UDDEHOLM Aktiengesellschaft

W. Eder

Dr. Wolfgang Eder, geb. 05.02.1952
Vorsitzender des Aufsichtsrats

82-35027

This Document is a non binding English convenience translation; the only binding notice is the German language notice as published on page 33 in the Wiener Zeitung of 20 May 2008.

BÖHLER-UDDEHOLM Aktiengesellschaft
FN 78568 t
Notice pursuant to Section 3 (4) of the Austrian Minority Shareholders Squeeze-out Act

Notice of the managing board concerning the proposed resolution to squeeze-out minority shareholders pursuant to Section 3 (4) of the Austrian Minority Shareholders Squeeze-out Act (hereinafter "the Act").

The ordinary general meeting of BÖHLER-UDDEHOLM Aktiengesellschaft, of 1030 Vienna, Modecenterstraße 14/A/3, FN 78568 t, which will be held on 23 June 2008 (and may be continued on 24 June 2008 if necessary) at the Wiener Börsesäle (Festsaal) in 1010 Vienna, Wipplingerstraße 34, shall adopt, at the request of its majority shareholder voestalpine AG (Section 1 (2) of the Act), to transfer the shares of the other shareholders to the majority shareholder voestalpine AG against payment of a reasonable cash compensation.

Pursuant to Section 3 (4) of the Act, the shareholders are advised of their rights under Section 3 (5) and (6) of the Act:

Pursuant to Section 3 (5) of the Act, the following documents are available for inspection by shareholders as of today at the Company's registered office in 1030 Vienna, Modecenterstraße 14/A/3, (contact: Ms. Silvia Platteis, room 2.28., phone: 01/7986901-22038), during office hours (Mondays - Thursdays from 9 a.m. to 4 p.m., Fridays from 9 a.m. to 12 noon):

- the draft application for a squeeze-out resolution,
- the joint report issued by the managing board of BÖHLER-UDDEHOLM Aktiengesellschaft and by the majority shareholder voestalpine AG pursuant to Section 3 (1) of the Act,
- the report prepared by the court-appointed expert PwC Transaction Services Wirtschaftsprüfung GmbH pursuant to Section 3 (2) of the Act,
- the report issued by the supervisory board of BÖHLER-UDDEHOLM Aktiengesellschaft pursuant to Section 3 (3) of the Act,
- the opinion issued by Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz, on an appraisal of BÖHLER-UDDEHOLM Aktiengesellschaft; based on that opinion, the reasonableness of the cash compensation was determined;
- the financial statements and the directors' reports of the Company for the fiscal years 2005, 2006, 2007 and for the short fiscal year from 1 January 2008 to 31 March 2008.

Every shareholder has the right to inspect the documents mentioned above. Free copies of the aforementioned documents will immediately be provided to each shareholder on request. The documents referred to above are also immediately available online on the website of the company www.bohler-uddeholm.com at "squeeze-out".

The Managing Board of
BÖHLER-UDDEHOLM Aktiengesellschaft

Vienna, 20 May 2008

Transaction Advisory Services

Gutachten zur Bewertung der BÖHLER-UDDEHOLM Aktiengesellschaft, Wien

Objektivierte Unternehmensbewertung

13. Mai 2008

Reliance Restricted

ERNST & YOUNG

82-35027

ERNST & YOUNG

Ernst & Young
Wirtschaftsprüfungsgesellschaft m.b.H.
Europaplatz 4
A-4020 Linz

Reliance Restricted

13. Mai 2008

Herrn
Dipl.-Ing. Mag. Robert Ottel
Vorstand der
voestalpine AG
voestalpine-Strasse 1
4020 Linz

Herrn
Mag. Horst Königslehner
Vorstand der
Böhler-Uddeholm AG
Modecenterstraße 14/A/3
1030 Wien

Sehr geehrter Herr Dipl-Ing. Mag. Ottel!
Sehr geehrter Herr Mag. Königslehner!

In Übereinstimmung mit unserem Auftrag vom 1. April 2008, haben wir den Wert der BÖHLER-UDDEHOLM Aktiengesellschaft, Wien (im Folgenden „Böhler-Uddeholm AG" oder „Gesellschaft"), ermittelt.

Auftragsgrundlage

Die voestalpine AG, Linz, (idF kurz „voestalpine AG") besitzt aktuell 90,85 % der Stimmrechte an der Böhler-Uddeholm AG, Wien. Entsprechend § 1 und 2 des Bundesgesetzes über den Ausschluss von Minderheitsgesellschaftern wird die voestalpine AG den bestehenden Minderheitsaktionären ein angemessenes Barabfindungsangebot („Squeeze Out") stellen.

Die sich im Streubesitz befindlichen Aktien der Böhler-Uddeholm AG mit der ISIN AT0000903851 notieren im Amtlichen Handel, Marktsegment prime market an der Wiener Börse.

Gemäß § 3 Abs. 1 GesAusG haben die Vorstände der voestalpine AG und der Böhler-Uddeholm AG die Höhe der Barabfindung festzulegen und deren Angemessenheit zu erläutern und zu begründen.

Die Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz, (im Folgenden „Ernst & Young" oder „wir") soll den Vorstand der Böhler-Uddeholm AG und die voestalpine AG als deren Hauptgesellschafter bei der Ermittlung einer angemessenen Abfindung der Minderheitsaktionäre der Böhler-Uddeholm AG unterstützen.

Vor diesem Hintergrund haben die Vorstände der voestalpine AG und der Böhler-Uddeholm AG Ernst & Young beauftragt, den Unternehmenswert der Böhler-Uddeholm AG zu ermitteln.

Diese Unterstützungsleistungen resultieren in einem Gutachten gemäß § 3 (1) GesAusG und beinhalten insbesondere:

- Unterstützung der Vorstände der voestalpine AG und der Böhler-Uddeholm AG bei der Ermittlung einer angemessenen Abfindung der Minderheitsaktionäre an der Böhler-Uddeholm AG entsprechend dem Fachgutachten zur Unternehmensbewertung KFS BW1 (beschlossen mit Wirkung ab 1. Mai 2006) des Fachsenats für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder
- Aufarbeitung und Analyse der historischen Daten

- Untersuchung der Planungsrechnung und der Planungsprämissen als geeignete Bewertungsgrundlage vor allem auf Konsistenz der Entwicklung der Vergangenheit, Schlüssigkeit der Basisdaten sowie Plausibilität der dargestellten Annahmen betreffend die zukünftige Entwicklung und die rechnerische Richtigkeit.

Unsere Bewertung dient der Unterstützung der Auftraggeber bei der eigenverantwortlichen Ermittlung der angemessenen Abfindung für die Minderheitsaktionäre der Böhler-Uddeholm AG (im Folgenden „der Verwendungszweck").

Die Bewertung wurde unter der Prämisse der unveränderten Unternehmensfortführung erstellt. Synergien wurden in der Planungsrechnung berücksichtigt. Der von uns ermittelte Unternehmenswert stellt eine objektivierte Größe dar.

Die vorliegende Bewertung wurde auf Grundlage der Prämisse der Vollausschüttung der geplanten Jahresüberschüsse erstellt. Die von Seiten der Böhler-Uddeholm AG erstellte Planungsrechnung wurde von Ernst & Young adaptiert, um die Vollausschüttungsprämisse im Rahmen einer integrierten Planungsrechnung abbilden zu können. Die vorgenommenen Anpassungen umfassten eine Adaptierungen der verzinslichen Verbindlichkeiten, der Liquiden Mittel, eine Neuberechnung der Zinserträge und –aufwendungen gegenüber Dritten sowie die Anpassung der Veränderungen des Working Capitals in Abhängigkeit der Betriebsleistung entsprechend dem aktuellen Informationsstand.

Unsere Berichterstattung und Bewertung basiert auf der Analyse von Daten und Informationen, welche uns zur Verfügung gestellt wurden. Wir haben keine Prüfungshandlungen zur Vollständigkeit und Richtigkeit dieser Informationen vorgenommen.

Von den Vorständen wurden uns am 13. Mai 2008 Vollständigkeitserklärungen übergeben.

Bewertungsstichtag

Maßgeblicher Bewertungsstichtag ist der Tag der Hauptversammlung der Böhler-Uddeholm AG, die den Beschluss zur Übertragung der Aktien der Minderheitsaktionäre fasst. Es ist vorgesehen, dass die Hauptversammlung der Böhler-Uddeholm AG am 23. Juni 2008 (24^{00} Uhr), allenfalls am 24. Juni 2008 (00^{00} Uhr) über die Übertragung beschließt.

Im Rahmen der vorliegenden Bewertung wurde ein Unternehmenswert der Böhler-Uddeholm AG zum 31. März 2008 ermittelt und mit dem in der Bewertung herangezogenen WACC (Weighted Average Cost of Capital) auf den 23. Juni 2008 (24^{00} Uhr) bzw. den 24. Juni 2008 (00^{00} Uhr) aufgezinst.

Gemäß § 3 Abs 5 GesAusG sind bei Aktiengesellschaften einen Monat vor dem Tag der beschlussfassenden Hauptversammlung (im vorliegenden Fall am 20. Mai 2008)

- die Berichte des Vorstandes und des Hauptgesellschafters (gemäß § 3 Abs 1 GesAusG),
- der Bericht des gerichtlich bestellten sachverständigen Prüfers (gemäß § 3 Abs 2 GesAusG)
- und der Bericht des Aufsichtsrates (gemäß § 3 Abs 3 GesAusG)

den Aktionären zur Einsicht vorzulegen.

Zur Einhaltung dieser gesetzlichen Fristen sind in die vorliegende Bewertung vereinbarungsgemäß all jene Informationen und Erkenntnisse eingeflossen, die wir bis zum 13. Mai 2008 erhalten haben, dem Tag, an dem wir die von den Vorständen unterfertigte Vollständigkeitserklärung erhalten haben. Wir weisen darauf hin, dass Ereignisse zwischen dem 13. Mai 2008 und dem Tag der Hauptversammlung den ermittelten Wert der Böhler-Uddeholm AG wesentlich beeinflussen können. Für Begebenheiten, die sich nach Unterfertigung der Vollständigkeitserklärung durch die Vorstände ergeben, übernehmen wir keine Haftung.

Auftrag

Der Auftraggeber wird darauf aufmerksam gemacht, dass das Ergebnis einer Due-Dilligence Untersuchung die zugrunde liegende Bewertung und die Informationen in diesem Gutachten gegebenenfalls wesentlich beeinflussen kann.

Der vorliegende Auftrag wird entsprechend dem Verwendungszweck und der dargestellten Ausgangslage ausgeführt. Die von Ernst & Young erstellte Bewertung dient ausschließlich dem genannten Verwendungszweck. Für eine darüber hinausgehende Verwendung übernimmt Ernst & Young keine Haftung. Eine Weitergabe unserer Berichterstattung an Dritte ist ausschließlich im Rahmen des Berichts des Vorstands über den geplanten Ausschluss möglich, soweit der Verwendungszweck unserer Beratungsleistung klargestellt und auf die Regelungen im Hinblick auf die Haftung hingewiesen wird, insbesondere darauf, dass die Haftung gegenüber den Auftraggebern auf einen Betrag von insgesamt EUR 726.730,00 beschränkt ist und gegenüber Dritten nicht besteht.

Die Bewertung wurde unter der Prämisse unveränderter Unternehmensfortführung erstellt. Anteilsmäßige Synergien aus der Übernahme der Böhler-Uddehom AG durch die voestalpine AG wurden entsprechend der Mittelfristplanung im Rahmen der Bewertung berücksichtigt.

Die Bewertung wurde unter Beibehaltung des bisherigen Unternehmenskonzepts auf Basis der Planungsrechnung der Gesellschaft ermittelt. Wesentliche mögliche Änderungen der Unternehmensstruktur bzw des Unternehmensgegenstandes oder Diversifikationen wurden nicht berücksichtigt.

Im Rahmen unseres Auftragsverhältnisses wurde auf Basis der Diskussion mit den Auftraggebern der Unternehmenswert für den Konzern der Böhler-Uddeholm AG ermittelt.

Auftragsgemäß wurde keine Analyse der Branche durchgeführt.

Hinsichtlich der unserer Bewertung zugrunde liegenden Prämissen, der Bewertungsmethodik und sonstiger allgemeiner Informationen zu der Gesellschaft verweisen wir auf die nachstehenden Kapitel.

Besondere Schwierigkeiten sind im Zusammenhang mit der Bewertung nicht aufgetreten.

Haftung

Eine von der Planungsrechnung abweichende tatsächliche Entwicklung der Geschäftstätigkeit kann zu abweichenden Ergebnissen führen. Üblicherweise können sich durch nicht erwartete Umstände Differenzen zwischen den prognostizierten und den tatsächlich realisierten Ergebnissen ergeben, die sich auf den ermittelten Wert der Böhler-Uddeholm AG auswirken können. Die

Für den Inhalt und die Qualität der Planungsrechnung ist die Gesellschaft verantwortlich. Von Ernst & Young wurde lediglich eine Plausibilisierung der Planungsrechnung vorgenommen.

Wir weisen weiters darauf hin, dass unsere Bewertung keine Prüfung entsprechend den Grundsätzen ordnungsmäßiger Durchführung von Abschlussprüfungen darstellt.

Der Auftraggeber übernimmt weiters die Verantwortung, dass alle uns vorgelegten Unterlagen sowie die gegebenen Informationen zur Durchführung der vorliegenden Bewertung vollständig sind und nach bestem Wissen und Gewissen richtig erteilt wurden.

Wir weisen darauf hin, dass unsere Haftung auf das finale, händisch ausgefertigte und mit eigenhändiger Originalunterschrift versehene Gutachten beschränkt ist. Für an den Auftraggeber übermittelte Zwischenberichte, telefonische Auskünfte oder sonstige erteilte Auskünfte übernehmen wir keine Haftung.

Für die Durchführung des uns erteilten Auftrages und unseré Verantwortlichkeit sind – auch im Verhältnis zu Dritten – die vom Arbeitskreis für Honorarfragen und Auftragsbedingungen bei der Kammer der Wirtschaftstreuhänder zur Anwendung empfohlenen „Allgemeine Auftragsbedingungen für Wirtschaftstreuhandberufe" maßgebend, welche als Anlage beigefügt sind.

Es hat uns gefreut, diese Arbeiten für Sie auszuführen. Für allfällige Fragen oder weitere Informationen stehen wir Ihnen gerne zur Verfügung.

Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz

Mag. Erich Lehner
Partner

Dr. Christina Khinast-Sittenthaler
Geschäftsführerin

Abbreviations

AktG	Aktiengesetz
Aufsichtsratspräsentation Böhler-Uddeholm AG	Aufsichtsrats-Unternehmenspräsentation des Vorstands der Böhler Uddeholm AG vom 17. Dezember 2007
CAPM	Capital Asset Pricing Model
EBT	Earnings before Taxes
EBIT	Earnings before Interest and Taxes
EBITDA	Earnings before Interest, Taxes, Depreciation and Amortisation
ESt	Einkommensteuer
EUR	Euro
GesAusG	Gesellschafter Auschluss Gesetz
Geschäftsjahr	GJ
iHv	in Höhe von
KJ	Kalenderjahr
KESt	Kapitalertragsteuer
KSt	Körperschaftsteuer
MEUR	Million Euro
ROCE	Return on Capital Employed
SEK	Schwedische Kronen
TEUR	Tausend Euro
USD	US Dollar
ÜbG	Übernahmegesetz
WACC	Weighted Average Cost of Capital

Contents

Contents

1. Auftragsdurchführung

1.1 Auftrag

Die voestalpine AG hat am 26. April 2007 ein freiwilliges Übernahmeangebot von EUR 69,0 je Aktie der Böhler-Uddholm AG gestellt, das am 19. Mai 2007 auf EUR 73,0 je Aktie nachgebessert wurde. Bis zum Ende der Angebotsfrist am 4. Juni 2007 hat die voestalpine AG Aktien der Böhler-Uddeholm AG von über 50% des Grundkapitals der Böhler-Uddeholm AG erworben. In der Folge wurden durch die voestalpine AG sukzessive weitere Aktien zugekauft, bis am 25. März 2008 mehr als 90% des Grundkapitals und mehr als 90% der Stimmrechte an der Böhler-Uddeholm AG im Eigentum der voestalpine AG standen.

Entsprechend §§ 1 und 2 des Bundesgesetzes über den Ausschluss von Minderheitsgesellschaftern (GesAusG) wird die voestalpine AG nunmehr den bestehenden Minderheitsaktionären ein angemessenes Barabfindungsangebot („Squeeze Out") stellen.

Die sich im Streubesitz befindlichen Aktien der Böhler-Uddeholm AG mit der ISIN AT0000903851 notieren im amtlichen Handel, Marktsegement prime market, der Wiener Börse.

Gemäß § 3 Abs. 1 GesAusG haben die Vorstände der voestalpine AG und der Böhler-Uddeholm AG die Höhe der Barabfindung festzulegen und deren Angemessenheit zu erläutern und zu begründen.

Ernst & Young soll den Vorstand der Böhler-Uddeholm AG und die voestalpine AG als deren Hauptgesellschafter bei der Ermittlung einer angemessenen Abfindung der Minderheitsaktionäre der Böhler-Uddeholm AG unterstützen.

Vor diesem Hintergrund haben die Vorstände der voestalpine AG und der Böhler-Uddeholm AG Ernst & Young beauftragt, den Unternehmenswert der Böhler-Uddeholm AG zu ermitteln.

Die Durchführung des Auftrages erfolgte im April und Mai 2008.

Im Rahmen unserer Arbeiten standen uns folgende Auskunftspersonen der Auftraggeber zur Verfügung:

- Herr Mag. Horst Königslehner, Finanzvorstand, Böhler-Uddeholm AG
- Herr Mag. Wolfgang Fugger, Prokurist Bilanzen & Steuern, Böhler-Uddeholm AG
- Herr Franz Auer, Controlling, Böhler-Uddeholm AG
- Herr Mag. Viktor Sigl, Head of Corporate Tax and Finance Advisory, voestalpine AG
- Herr Dr. Hubert Possegger, Recht und Beteiligungen, voestalpine AG

Der Umfang unserer Untersuchungen und Arbeiten stellt keine Prüfung nach den Grundsätzen ordnungsmäßiger Durchführung von Abschlussprüfungen dar. Daher erteilen wir keinen Bestätigungsvermerk in Bezug auf die in unserer Bewertung dargestellten Finanzdaten und anderen Zahlen.

Der Bewertung wurden all jene Kenntnisse, Informationen und Daten zugrunde gelegt, die wir auf Grund unserer Anfragen erhalten haben. Von der Gesellschaft wurden folgende Unterlagen zur Verfügung gestellt, die in die Bewertungen eingeflossen sind:

- Übersicht Abschreibungen GJ 2005 –2007/08, erstellt durch die Böhler-Uddeholm AG, erhalten am 04. April 2008
- Planungsrechung Böhler-Uddeholm Konzern für GJ 2007 – GJ 2010/11, erstellt durch die Böhler-Uddeholm AG, erhalten am 04./07. April 2008
- Planungsrechung Division High Performance Metals für GJ 2007 – 2010/11, erstellt durch die Böhler-Uddeholm AG, erhalten am 04./07. April 2008
- Planungsrechung Division High Performance Metals Vertriebsgesellschaft für GJ 2007 – 2010/11, erstellt durch die Böhler-Uddeholm AG, erhalten am 04./07. April 2008
- Planungsrechung Division Precision Strip für GJ 2007 – 2010/11, erstellt durch die Böhler-Uddeholm AG, erhalten am 04./07. April 2008
- Planungsrechung Division Special Forgings für GJ 2007 – 2010/11, erstellt durch die Böhler-Uddeholm AG, erhalten am 04./07. April 2008
- Planungsrechung Division Welding Consumables für GJ 2007 – 2010/11, erstellt durch die Böhler-Uddeholm AG, erhalten am 04./07. April 2008
- Planungsrechung Other Divisions für GJ 2007 – 2010/11, erstellt durch die Böhler-Uddeholm AG, erhalten am 04./07. April 2008
- Bericht über den geprüften Konzernabschluss für das GJ 2006, erstellt durch BDO Auxilia Treuhand GmbH, Wien, erhalten am 08. April 2008
- Übersicht Material Expenses Detail für GJ 2006 – 2010/11, erstellt durch die Böhler-Uddeholm AG, erhalten am 08. April 2008
- Übersicht Sales Development für GJ 2006 – 2010/11, erstellt durch die Böhler-Uddeholm AG, erhalten am 08. April 2008
- Übersicht Rohstoffe Vorjahr 2006 – Ist 2007, erstellt durch die Böhler-Uddeholm AG, erhalten am 08. April 2008

- Bericht über den geprüften Jahresabschluss der Division Welding Consumables für GJ 2007, erstellt durch BDO Deutsche Warentreuhand AG, erhalten am 09. April 2008
- Übersicht Wechselkurse GJ 2007, erstellt durch die Böhler-Uddeholm AG, erhalten am 10. April 08
- Wechselkursplanung GJ 2008/09 – 2010/11, erstellt durch die Böhler-Uddeholm AG, erhalten am 10. April 2008
- Ausgewählte Eckdaten der Konzerngesellschaften für das GJ 2007, erstellt durch die Böhler-Uddeholm AG, erhalten am 11. April 2008
- Darstellung Synergiepotentiale, erstellt durch die voestalpine AG, erhalten am 18. April 2008
- Bericht über die Prüfung des Konzernzwischenabschlusses zum 31. Dezember 2007 Böhler-Uddeholm, erstellt durch, erstellt durch BDO Deutsche Warentreuhand AG, erhalten am 21. April 2008
- Übersicht Marktpositionierung der Böhler-Uddeholm Konzern-Divisions, erstellt durch die Böhler-Uddeholm AG, erhalten am 21. April 2008
- Bericht über Kredite und Zinssicherungsgeschäfte für GJ 2007, erstellt durch die Böhler-Uddeholm AG, erhalten am 22. April 2008
- Übersicht Konditionen Konzern Treasury vom 15.-22. April 08, erstellt durch die voestalpine AG, erhalten am 23. April 2008
- Entwicklung Working Capital Böhler-Uddeholm Konzern-Divisions, erstellt durch die Böhler-Uddeholm AG, erhalten am 23. April 2008
- Darstellung Gearing für GJ 2007/08, erstellt durch die Böhler-Uddeholm AG, erhalten am 24. April 08
- Prognose Minderheitenanteile für GJ 2007 – GJ 2010, erstellt durch die Böhler-Uddeholm AG, erhalten am 24. April 2008
- Übersicht Steuerlatenzen auf Verlustvorträge für GJ 2007, erstellt durch die Böhler-Uddeholm AG, erhalten am 24. April 2008
- Übersicht Konditionen Konzern Treasury vom 23.-30. April 08, erstellt durch die voestalpine AG, erhalten am 24. April 2008
- Berechnung des gewichteten, durchschnittlichen Fremdkapitalzinssatzes der Böhler-Uddeholm AG für das GJ 2007, erstellt durch die Böhler-Uddeholm AG, erhalten am 24. April 2008.
- Berechnung der gewichteten durchschnittlichen Börsekurse der Böhler-Uddeholm AG, erstellt durch die voestalpine AG, erhalten am 30. April 2008.

- Übersicht erwartete Abfertigungszahlungen, erstellt durch die actuaria benefits consulting GmbH, erhalten am 05. Mai 2008
- Übersicht erwartete Pensionszahlungen, erstellt durch die acturaria benefits consulting GmbH, erhalten am 05. Mai 2008
- Übersicht Beteiligungsgesellschaften der Böhler-Uddeholm AG für GJ 2007/08, erstellt durch die Böhler-Uddeholm AG, erhalten am 07. Mai 2008
- Übersicht Dienstanteil Jubiläumsgeldrückstellungen für GJ 2007/08, erstellt durch die Böhler-Uddeholm AG, erhalten am 07. Mai 2008
- Übersicht Dienstanteil Pensionsrückstellungen für GJ 2007/08, erstellt durch die Böhler-Uddeholm AG, erhalten am 07. Mai 2008
- Übersicht Dienstanteil Abfertigungsrückstellungen für GJ 2007/08, erstellt durch die Böhler-Uddeholm AG, erhalten am 07. Mai 2008
- Darstellung Gearing für GJ 2007/08, erstellt durch die Böhler-Uddeholm AG, erhalten am 07. Mai 2008
- Depotauszug voestalpine AG zum 06. Mai 2008, erstellt durch die Bank Austria Creditanstalt, erhalten am 07. Mai 2008
- Geprüfter Konzernabschluss für das GJ 1. Jänner 2007 bis 31. März 2008 der Böhler-Uddeholm AG, erstellt durch BDO Auxilia Treuhand GmbH, Wien, erhalten am 07. Mai 2008 (noch nicht testiert)
- Übersicht Minderheitenanteil für GJ 2007/08, erstellt durch die Böhler-Uddeholm AG, erhalten am 07. Mai 2008

- Sowohl bei den Vergangenheitsdaten, als auch die Mittelfristplanungen wurden auskunftsgemäß nach den vom Internationalen Accounting Standard Board (IASB) herausgegebenen und in den Rechtsbestand der Europäischen Union übernommenen International Financial Reporting Standards (IFRS) erstellt
- Der Finanzvorstand der voestalpine AG und der Finanzvorstand der Böhler-Uddeholm AG haben eine mit 13. Mai 2008 datierte Vollständigkeitserklärung abgegeben mit dem Inhalt, dass uns alle Angaben, die für die Erstattung dieser Bewertung von Bedeutung sind, richtig und vollständig gemacht worden sind.
- Die nachfolgenden Darstellungen der Ableitung des Unternehmenswerts werden grundsätzlich gerundet ausgewiesen. Da die Berechnungen mit den exakten, ungerundeten Werten erfolgten, können sich daher bei Addition oder Subtraktion der Werte darstellungsbedingt Rundungsabweichungen ergeben.
- Das Bewertungsobjekt wurde nicht besichtigt.

2. Informationen zum Bewertungsobjekt

2.1 Unternehmensprofil Böhler-Uddeholm AG[1)]

Die Böhler-Uddeholm AG ist ein weltweit führendes Unternehmen im Bereich der Edelstahl- und Werkstoffproduktion. Böhler-Uddeholm AG nimmt dabei die Rolle eines integrierten Anbieters ein, dh der Edelstahl wird von der Böhler-Uddehom AG produziert und auch direkt vertrieben. Über das eigene Vertriebssystem werden in weiten Teilen der Welt auch unmittelbar vor Ort Serviceleistungen und technisches Know How zur Verfügung gestellt.

Das umsatzstärkste Produkt der Böhler-Uddeholm AG ist Werkzeugstahl, der hauptsächlich in der Formgebung Verwendung findet. Bei der Herstellung von Werkzeugstahl handelt es sich um ein Nischenprodukt. Der globale Verbrauch an Werkzeugstahl beträgt rd. 0,1% des weltweit gesamten Stahlverbrauchs. Da die Böhler-Uddeholm AG vorwiegend in hochspezifischen Produktsegmenten der Edelstahlbranche tätig ist, ist sie grundsätzlich nicht wie andere Stahlerzeuger zyklischen Absatz- und Preisschwankungen ausgesetzt. Allerdings wird ein Großteil der Umsatzerlöse mit Kunden erwirtschaftet, deren Geschäftsentwicklung, in Abhängigkeit des gesamtwirtschaftlichen Umfeldes, beträchtlichen Schwankungen unterliegt. Aus diesem Grund können zyklische Geschäftsverläufe in den Abnehmerbranchen auch zu Absatzschwankungen der Böhler-Uddeholm AG führen.

Die bedeutendsten Abnehmerbranchen bilden die Automobil- und Automobilzulieferindustrie, die Luftfahrtindustrie, die Chemie- bzw. Petrochemieindustrie sowie die Energietechnik und die Elektronikindustrie. Hauptabsatzgebiet bilden die EU Länder mit rd 61,0% des Umsatzes gefolgt von Amerika (20,0%) und Asien mit 12,0%. Bedeutendster Einzelmarkt war im Geschäftsjahr 2007 Deutschland mit einem Umsatzanteil von 29,8%, gefolgt von Brasilien mit 7,9% und den USA mit 7,8%.

[1)] Quellen dieses Kapitels: Geschäftsbericht Böhler-Uddeholm AG 2006, Aufsichtsratspräsentation Böhler Uddeholm AG; Unternehmenspräsentation 1-12/2007 Böhler-Uddeholm AG; Auskünfte des Managements der Böhler-Uddeholm AG.

Im Rahmen einer divisionalen Konzernstruktur ist die Böhler-Uddeholm AG in folgende Geschäftsbereiche gegliedert:

Organisationsstruktur Böhler-Uddeholm AG

Quelle: Böhler-Uddeholm AG, Stand 6. Mai 2008



voestalpine AG Linz
Minderheitsaktionäre
90,85%
9,15%
Böhler-Uddeholm Aktiengesellschaft, Wien
Division High Performance Metals
Division Welding Consumables
Division Precision Strip
Division Special Forgings
Others
Böhler Edelstahl GmbH & Co KG, Kapfenberg
ASSAB Pacific Pte. Ltd. Group, Singapur
Böhler Bleche GmbH & Co KG, Mürzzuschlag
Buderus Edelstahl GmbH, Wetzlar
Uddeholm Tooling AB, Hagfors
Villares Metals SA, Sumaré
Eschmann Stahl GmbH & Co KG, Gummersbach
Böhler Schweißtechnik Deutschland GmbH, Meerbusch
Böhler Schweißtechnik Austria GmbH, Kapfenberg
Buderus Edelstahl Band GmbH, Wetzlar
Böhler Uddeholm Precision Strip GmbH, Wien
Böhler Schmiedetechnik GmbH & Co KG, Kapfenberg
Buderus Edelstahl Schmiedetechnik GmbH, Wetzlar

Die Gesellschaften unter den einzelnen Divisionen stellen die wesentlichen Produktions- und Vertriebsgesellschaften der jeweiligen Divisionen dar. Der Bereich Others betrifft insbesondere Servicegesellschaften.

Wertmäßige Zusammensetzung Legierungsmetalle 2007

Quelle: Mittelfristplanung Böhler-Uddeholm AG Kalenderjahr 2007



7%
20%
20%
7%
6%
40%
Ferro-Chromium
Ferro-Molybdenum
Ferro-Vanadium
Nickel
Molybdenum
Sonstige

Die Konzernstruktur der Böhler-Uddeholm AG setzt sich aus 165 vollkonsolidierten Gesellschaften, einer quotenkonsolidierten Gesellschaft und einer at equity konsolidierten Gesellschaft zusammen. Weiters werden insgesamt 22 Gesellschaften aufgrund von Unwesentlichkeit nicht in die Konsolidierung des Konzernjahresabschlusses der Böhler-Uddeholm AG miteinbezogen. Die einzelnen Gesellschaften der Böhler-Uddeholm AG sind nach Produktions- und Vertriebsgesellschaften sowie nach Divisionen gegliedert im Anhang dargestellt.

Die Böhler-Uddeholm AG ist in den Geschäftsjahren 2004 bis 2006 insbesondere durch Akquisitionen gewachsen.

Da das Unternehmen weltweit Produktionsstandorte betreibt und Aufträge großteils in lokaler Währung fakturiert, können Fremdwährungsrisiken im Rahmen eines natürlichen Hedgings (Nettings) von Erlösen und Aufwendungen weitgehend minimiert werden. Davon ungeachtet ergeben sich für die Böhler-Uddeholm AG Absatzrisiken aus der relativen Wertentwicklung zwischen Euro (EUR), Schwedischer Krone (SEK), Brasilianischem Real (BRR) und US Dollar (USD). Eine anhaltende Abwertung des USD bzw. Aufwertung der genannten Währungen würde zu einer graduellen Verschlechterung der Wettbewerbsposition gegenüber Konkurrenten mit ausschließlicher Produktion in den USA führen. Da fast alle Rohstoffpreise in USD denominiert sind, werden von Seiten der Böhler-Uddehom AG ergänzend Kurssicherungsinstrumente zum Ausgleich wechselkursbedingter Rohstoffpreisschwankungen eingesetzt.

Die zentralen Kostentreiber im Bereich der Rohstoffe stellen einerseits die Legierungspreise und andererseits die Schrottpreise dar:

Zur Herstellung von Edelstählen wird neben Schrott in erster Linie eine Vielzahl an verschiedenen Legierungsmetallen eingesetzt. Zu den für die Böhler-Uddehom AG wertmäßig bedeutendsten Legierungsmetallen zählen Nickel, Ferro-Molybdenum, Ferro-Chromium und Molybdenum. Diese Rohstoffe unterlagen in den vergangenen Jahren starken Preisschwankungen und erreichten im Geschäftsjahr 2007/08 durchgängig Höchstpreise. Beispielsweise war der Preis für Nickel im vergangen Jahr auf ein Spitzenhoch von 54.200 USD/t geklettert (mittlerweile liegt er wieder bei 25.000 bis 33.000 USD/t). Auch in Zukunft werden in Folge der eingeschränkten Verfügbarkeit bedingt durch Exportquoten der Förderländer sowie der weiterhin ansteigenden Nachfrage (insbesondere der Schwellen- und Entwicklungsländer) volatile und tendenziell ansteigende Legierungspreise erwartet.

Schwankungen der Legierungspreise können von der Böhler-Uddeholm AG für einen bedeutenden Anteil des Produktprogramms im Rahmen des sogenannten Legierungspreisanhängers an ihre Kunden mit einer leichten zeitlichen Verzögerung weitergegeben werden. Über Legierungspreisanhänger wird die Weitergabe von Preisveränderungen im Bereich der Legierungen vertraglich fixiert. Zusätzlich sichert die Böhler-Uddeholm AG die Veränderung des Nickel-Preises über Termingeschäfte ab. Mittelfristig wird vom Management der Böhler-Uddeholm AG ein Absinken des Preisniveaus bei Legierungsmetallen (im Vergleich zu den durchschnittlichen Legierungspreisen während des Geschäftsjahres 2007/08), langfristig eine sukzessiv ansteigende Preisentwicklung erwartet.

Die Ertragslage der Böhler-Uddeholm AG ist, bedingt durch die zeitlich verzögerte Weitergabe von Teilen der Rohstoffpreisänderungen, nur in eingeschränktem Ausmaß von Veränderungen der Legierungspreise betroffen. Dennoch können starke Preisausschläge bei Legierungselementen Einfluss auf die Ertragslage der Böhler-Uddeholm AG haben.

Die Entwicklung der Schrottpreise hat auf die Ertragslage der Böhler-Uddeholm AG nur einen untergeordneten Einfluss. Vom Management der Böhler-Uddeholm AG wird mittel- bis langfristig ein leicht ansteigender Schrottpreis erwartet.

Die Böhler-Uddeholm AG besteht aus vier Divisionen, die im folgenden Abschnitt erläutert werden (Quellen: Geschäftsbericht Böhler-Uddeholm AG 2006, Präsentationen und Auskünfte des Managements der Böhler-Uddeholm AG).

2.2 Division High Perfomance Metals (HPM)

Die Division High Perfomance Metals bildet mit einem Umsatzanteil von rd. 70% (nach Konsolidierungen) im Kalenderjahr 2007 den größten Geschäftsbereich der Böhler-Uddeholm AG. Zentrale Produkte der Division HPM sind Werkzeugstahl, wobei zwischen Kaltarbeits-, Warmarbeits- und Kunststoffformstahl unterschieden wird, sowie Schnellarbeitsstahl. Verwendung finden die in der Division HPM produzierten Stähle in erster Linie in der Herstellung von Formen (Formstahl).

Bei der Herstellung von Werkzeugstahl nimmt die Böhler-Uddeholm AG mit einem wertmäßigen Marktanteil von rd. 34% (Stand: Geschäftsjahr 2007) die Position des Weltmarktführers ein. Im Bereich der Schnellarbeitsstahl-Produktion tritt die Böhler-Uddeholm AG mit einem Weltmarktanteil von rd. 26% (Stand: Geschäftsjahr 2007) als zweitgrößter Anbieter auf.

Im Jahr 2004 erfolgte mit der Akquisition von Villares Metals S.A. die Übernahme des Marktführers für Werkzeugstahl, Schnellarbeitsstahl und Ventilstahl in Südamerika. Im Jahr 2005 erfolgte die Übernahme der Edelstahlwerke Buderus AG (Deutschland), wodurch sich akquisitionsbedingte Umsatz- und Ergebnissteigerungen ergaben. Die Finanzdaten der Böhler-Uddeholm AG aus den Jahren vor den beiden Akquisitionen sind aus diesem Grund auch nur eingeschränkt vergleichbar.

Die Produktion der Edelstähle und Speziallegierungen erfolgt zum überwiegenden Teil in folgenden Gesellschaften:

- Böhler Edelstahl GmbH & Co KG (Österreich)
- Uddeholm Tooling GmbH (Schweden)
- Villares Metals S.A. (Brasilien)
- Buderus Edelstahl GmbH (Deutschland)
- Böhler Bleche GmbH & Co KG (Österreich)
- Böhler Ybbstahl Profil GmbH (Österreich)
- Böhler-Uddeholm Specialty Materials (USA)

Die Produktion von Werkzeug- und Schnellarbeitsstahl erfolgt üblicherweise nicht im Rahmen von Auftragsfertigung, sondern durch Vorratsproduktion, wobei auch kundenspezifische Stähle hergestellt werden.

Der Abnehmermarkt der Division HPM ist durch eine heterogene Kundenstruktur gekennzeichnet. Auskunftsgemäß bestehen keine Abhängigkeiten zu einzelnen Großkunden. Hauptabnehmer der Division HPM sind die Automobil- und Automobilzulieferindustrie, Werkzeug- und Werkzeugmaschinenhersteller, Energieerzeuger und Ölfeldausrüster, die Luftfahrtindustrie sowie Chemie und Petrochemie.

Die strategische Ausrichtung der Division HPM sieht einerseits eine Forcierung des Ausbauprogramms der Vertriebsstandorte und –struktur sowie deren Service- und Härtereikapazitäten in China, Indien und Russland vor. Andererseits wird eine weitere Erhöhung der Schmiedekapazitäten in Österreich, Deutschland, Schweden sowie in Brasilien geplant.

Die zentralen Mitbewerber der Division HPM sind Schmolz + Bickenbach, Erasteel, Hitachi, Daido Steel und Latrobe.

Im Kalenderjahr 2007 wurde von der Division HPM eine EBIT-Marge von 13,1% (in % der Betriebsleistung) erzielt. Damit trägt die Division rd. 77% zum gesamten EBIT der Böhler-Uddeholm AG bei. Im Kalenderjahr 2007 beschäftigte die Division HPM rd. 10.800 Mitarbeiter.

2.3 Division Welding Consumables (WC)

Der Anteil der Division WC an den gesamten Umsatzerlösen der Böhler-Uddeholm AG beträgt im Geschäftsjahr 2007/08 rd. 14% (nach Konsolidierungen). In der Division WC erfolgt die Herstellung von Schweißzusatzwerkstoffen. Diese umfassen Massivdrähte, Fülldrähte, Stabelektroden sowie Lötwerkstoffe. Rund zwei Drittel der erwirtschafteten Umsatzerlöse werden mit mittel-, hoch- und höchstlegierten Schweißzusätzen erzielt. Die Böhler-Uddeholm AG ist weltweit der viergrößte Hersteller von Schweißzusatzwerkstoffen.

Zu den bedeutendsten operativ tätigen Gesellschaften der Division WC zählen:

- Böhler Schweißtechnik Deutschland GmbH (Deutschland)
- Böhler Schweißtechnik Austria GmbH (Österreich)
- UTP Schweißmaterial GmbH (Deutschland)

Zu den bedeutendsten Abnehmergruppen von Schweißzusatzwerkstoffen zählen die Petrochemie, die Chemie, der Kraftwerks- und Anlagenbau, die Erdöl- bzw. Erdgasexploration, die Flüssiggastankhersteller sowie die Automobil- und Schiffsbauindustrie. Der Abnehmermarkt ist auskunftsgemäß durch eine heterogene Kundenstruktur ohne Industrieabhängigkeiten gekennzeichnet.

Die Division WC ist insbesondere bei den unlegierten Produktsegmenten sowie bei rostfreien Massivdrähten einem zunehmend starken Wettbewerb und Preisdruck ausgesetzt.

Die strategische Ausrichtung der Division besteht in der Umsetzung einer neuen Organisationsstruktur der gesamten Welding Consumables Gruppe mit dem Ziel einer Reduzierung bzw. effizienteren Gestaltung der Schnittstellen zwischen Produktions- und Vertriebsunternehmen. Zusätzlich wird die Stärkung der Vertriebsstrukturen in China und Indien geplant.

Zu den bedeutendsten Mitbewerbern im Geschäftsbereich Welding Consumables zählen Lincoln, ESAB, Kobelco, ITW und Air Liquide.

Im Jahr 2005 erfolgte die Akquisition der Avesta Welding AB (Schweden).

Die Division WC erzielte im Kalenderjahr 2007 eine EBIT-Marge von 11,5% und trug rd. 14% zum gesamten EBIT der Böhler-Uddeholm AG bei. Während des Kalenderjahres 2007 wurden von der Böhler-Uddeholm AG in der Division WC rd. 1.900 Mitarbeiter beschäftigt.

2.4 Division Precision Strip (PS)

Die Division PS stellt mit einem Umsatzanteil von rd. 9% im Kalenderjahr 2007 (nach Konsolidierungen) an den gesamten Umsatzerlösen die drittgrößte Division der Böhler-Uddeholm AG dar. In der Division werden folgende Stahlprodukte hergestellt:

- Bandstähle zur Erzeugung von Sägen
- Bandstähle für Stanzfunktionen (Stanzmesser-, Schneid- und Rilllinienstahl).
- Warm- und Kaltbandstähle für die Automobilindustrie
- Spezialbandstähle für Ventile, Rasierklingen, Skalpelle oder Nadeln.

Die Böhler-Uddeholm AG ist im Bereich Bimetallband-, Stanzmesser-, Schneid- und Rilllinienstahl Weltmarktführer. Die wichtigsten Exportmärkte für diese Spezialstähle sind die Europäischen Länder (rd. 80% der erwirtschafteten Umsatzerlöse) sowie Amerika und Asien. Hauptabnehmer bilden die Textil-, Leder-, Bekleidungs-, Verpackungs- und Autozulieferindustrie. In den bedeutenden Absatzmärkten verfügt die Böhler-Uddeholm AG über eigene Vertriebsgesellschaften.

Die Division PS fertigt ihre Spezialstähle in erster Linie in den folgenden Gesellschaften:

- Böhler-Uddeholm Precision Strip GmbH & Co KG (Österreich)
- Martin Miller GmbH (Österreich)
- Böhler-Uddeholm Precision Strip AB (Schweden)
- Buderus Edelstahl Band GmbH (Deutschland)

Da sich die Produktionsstandorte der Division PS vorwiegend in Österreich, Deutschland und Schweden befinden, der Absatz jedoch vorwiegend in USD erfolgt, ist die Ertragslage der Division von der Entwicklung des USD gegenüber dem EUR bzw. der SEK abhängig.

Die Strategie der Division PS sieht eine weitere Fokussierung auf Nischenprodukte, wie z.B. Feinschneidgüten für die Automobilindustrie oder technische Messer vor. Für das Jahr 2008 ist der Projektstart für den Aus- bzw. Umbau der Warmbandlinie in Deutschland, die Konzentration der Sägebandfertigung der Martin Miller GmbH und der Böhler-Uddeholm Precision Strip AB sowie der Neubau eines Vorwalzzentrums geplant. Weiters befindet sich die Übernahme des Martensitgeschäfts von Outokumpu in Umsetzung.

Die zentralen Mitbewerber der Division PS sind Sandvik, Theiss, Westig, Lees, Daido Steel und Eberle.

Im Kalenderjahr 2007 wurde von der Division PS eine EBIT-Marge von 14,9% erzielt. PS ist im Konzern die margenstärkste Division. Die Division trug damit rd. 10% zum gesamten von der Böhler-Uddeholm AG erwirtschafteten EBIT bei. Während des Kalenderjahres 2007 wurden in der Division PS rd. 1.400 Mitarbeiter beschäftigt.

2.5 Division Special Forgings (SF)

Bei der Division SF handelt es sich mit einem Anteil von rd. 8% an den gesamten Umsatzerlösen (nach Konsolidierungen) im Geschäftsjahr 2007 der Böhler-Uddeholm AG um die Kleinste der operativ tätigen Konzerndivisionen. In der Division SF werden Turbinenschaufeln für Gas und Dampfturbinen sowie Schmiedestähle für den Flugzeug- und Triebwerksbau gefertigt. Zu den bedeutendsten Abnehmern zählen Nischensegmente des Maschinen- und Anlagenbaus, Flugzeug- und Triebwerksbau, Hersteller von Gas- und Dampfturbinen sowie der Nutzfahrzeugbau. Rd. 50% der Umsatzerlöse werden in Europa erwirtschaftet. Bedeutende Absatzmärkte sind zudem Nordamerika und Asien.

Rd. 40% des Divisionsumsatzes wird im Flugzeug- und Triebwerksbau erwirtschaftet, der damit auch den wichtigsten Abnehmer der Division SF darstellt. Zu den Kunden zählen zahlreiche Flugzeughersteller bzw. Komponentenzulieferer sowie Triebwerkshersteller.

Aufgrund des wertmäßig hohen Absatzvolumens in USD-Absatzmärkten wird die Ertragslage der Division SF von der Entwicklung des USD gegenüber dem Euro beeinflusst.

Die Herstellung der Produkte der Division erfolgt in folgenden Gesellschaften:

- Böhler Schmiedetechnik GmbH & Co KG (Österreich)
- Buderus Edelstahl Schmiedetechnik GmbH & Co KG (Deutschland)

Zu den bedeutendsten Mitbewerbern im Geschäftsbereich Special Forgings zählen Eramet, PCP, Wymann Gordon, Shultz, Firth Rixon, Wuxi und Leistritz.

Die strategische Ausrichtung der Division SF umfasst folgende Maßnahmen:

- Verbesserung der preislichen Konditionen bei Strukturteilen für die Luftfahrzeugindustrie
- Verbreiterung der Kundenbasis bei Triebwerksscheiben sowie Neuausrichtung des Produktmixes hinsichtlich hochwertiger Titanlegierungen
- Operative und administrative Integration der Buderus Edelstahl Schmiedetechnik GmbH & Co KG in die Böhler Schmiedetechnik GmbH & Co KG.
- Start des Prozess-Reeingineering Projektes bei Buderus Edelstahl Schmiedetechnik GmbH sowie des NUV-Zertifizierungs-Projektes bei der Böhler Schmiedetechnik GmbH & Co KG.

In der Division SF konnte im Kalenderjahr 2007 eine EBIT-Marge von 7,7% erzielt werden. Der Anteil am gesamten von der Böhler-Uddeholm AG erwirtschafteten EBIT betrug rd. 3%. Im Kalenderjahr 2007 beschäftigte die Division SF rd. 800 Mitarbeiter.

2.6 Others

In den Others werden alle nicht operativ tätigen administrativen Einzelgesellschaften organisatorisch zusammengefasst. Diese umfassen in erster Linie die Servicegesellschaften:

- Böhler-Uddeholm AG (Österreich)
- Böhler AG (Deutschland)
- Uddeholms AB (Schweden)

Der Umsatzanteil des Bereiches Others an den gesamten Umsatzerlösen der Böhler-Uddeholm AG betrug im Geschäftsjahr 2007 rd. 2%. In den Others wurden 271 Mitarbeiter beschäftigt.

Die in den Others zusammengefassten Gesellschaften erbringen die administrativen Leistungen in erster Linie innerhalb der Böhler-Uddeholm AG.

3. Börsekursanalyse

3.1 Grundlagen der Börsekursanalyse

3.2 Jüngste Kursentwicklung der Böhler-Uddeholm AG

3.3 Kursentwicklung gegenüber dem ATX

3.1 Grundlagen der Börsekursanalyse

Bei der Böhler-Uddeholm AG handelt es sich um ein börsenotiertes Unternehmen. Aus diesem Grund liegt es nahe, eine Plausibilisierung des Unternehmenswertes anhand der Börsekurswerte vorzunehmen.

Die Stück-Aktie der Böhler-Uddeholm AG notiert seit 10. April 1995 an der Wiener Börse und ist im Marktsegment Prime Market zum Amtlichen Handel zugelassen. Die Aktie ist zudem in folgenden Indizes der Wiener Börse enthalten:

- ATX
- ATX Prime
- WBI

Regelmäßig werden den Abfindungsangeboten von Minderheitsgesellschaftern bei börsenotierten Gesellschaften nicht Stichtagskurse, sondern über einen längeren Zeitraum ermittelte Durchschnittskurse zugrunde gelegt. Ziel dabei ist es, den Effekt allfälliger Kursmanipulationen, spekulativer und außergewöhnlicher Kursbewegungen im Vorfeld einer Abfindung möglichst gering zu halten.

3.2 Jüngste Kursentwicklung der Böhler-Uddeholm AG

3.2.1 Analyse des Börsekurses der Böhler-Uddeholm AG

Die folgenden Grafiken zeigen den Kursverlauf sowie die täglichen Handelsvolumina der Aktie der Böhler-Uddeholm AG während des etwas über zwei Jahre dauernden Beobachtungszeitraums vom 2. Jänner 2006 bis 25. März 2008.

Dieser Zeitraum wurde gewählt, um die Kursentwicklung der Aktie vor und nach dem Übernahmeangebot der voestalpine AG analysieren zu können. Am 25. März 2008 erfolgte die Bekanntmachung der Ausschlussabsicht der Minderheitsaktionäre der Böhler-Uddeholm AG durch die voestalpine AG. Ab diesem Zeitpunkt spiegelt der Börsekurs auch die Markterwartungen hinsichtlich der Abfindungshöhe der Minderheitsaktionäre wider und stellt daher keine repräsentative Maßgröße für den Unternehmenswert der Böhler-Uddeholm AG dar.

Entwicklung des Börsekurses der Böhler-Uddeholm AG vom 2. Jänner 2006 bis 25. März 2008

Quelle: Bloomberg-Abfrage 5. Mai 2008, Ernst & Young



08.06.06: Aktiensplit im Verhältnis 1:4
15.03.07: Einstiegsabsicht CVC Capital Partners
26.04.07: voestalpine AG Übernahmeangebot für EUR 69,-
19.05.07: voestalpine AG Übernahmeangebot für EUR 73,-
04.06.07: Ende der Frist für das Übernahmeangebot der voestalpine AG
25.03.08: Bekanntgabe Squeeze-out
Entwicklung Aktienkurs Böhler-Uddeholm AG
90,00
80,00
70,00
60,00
50,00
40,00
30,00
Jan. 06
Feb. 06
Mrz. 06
Apr. 06
Mai. 06
Jun. 06
Jul. 06
Aug. 06
Sep. 06
Okt. 06
Nov. 06
Dez. 06
Jan. 07
Feb. 07
Mrz. 07
Apr. 07
Mai. 07
Jun. 07
Jul. 07
Aug. 07
Sep. 07
Okt. 07
Nov. 07
Dez. 07
Jan. 08
Feb. 08
Mrz. 08
Aktienkurs (in EUR)

Tägliches Handelsvolumen der Aktie der Böhler-Uddeholm AG vom 2. Jänner 2006 bis 25. März 2008

Quelle: Bloomberg-Abfrage 5. Mai 2008, Ernst & Young



Entwicklung des Handelsvolumens der Aktie der Böhler-Uddeholm AG
3.000.000
2.500.000
2.000.000
1.500.000
1.000.000
500.000
0
Jan. 06
Feb. 06
Mrz. 06
Apr. 06
Mai. 06
Jun. 06
Jul. 06
Aug. 06
Sep. 06
Okt. 06
Nov. 06
Dez. 06
Jan. 07
Feb. 07
Mrz. 07
Apr. 07
Mai. 07
Jun. 07
Jul. 07
Aug. 07
Sep. 07
Okt. 07
Nov. 07
Dez. 07
Jan. 08
Feb. 08
Mrz. 08
Handelsvolumen (in Stk.)

Der vorliegende Kursverlauf der Böhler-Uddeholm AG Aktie wurde um den am 8. Juni 2006 im Verhältnis 1:4 vorgenommenen Aktiensplit bereinigt. Der Kursrückgang während der Monate Mai und Juni 2006 ist daher nicht ursächlich auf den Aktiensplit zurückzuführen.

Zum Beginn des Betrachtungszeitraums am 2. Jänner 2006 lag der Börsekurs der Böhler-Uddeholm AG bei EUR 36,3 je Aktie. Der durchschnittliche Börsekurs der Böhler-Uddeholm AG während des Betrachtungszeitraums 2. Jänner 2006 bis 25. März 2008 lag bei EUR 57,0 je Aktie, das durchschnittliche tägliche Handelsvolumen betrug 191.679 Stk.

Vor Bekanntwerden der Übernahmeabsichten betreffend Böhler-Uddeholm AG durch Finanzinvestoren lag der Börsekurs der Aktie am 14. März 2007 bei EUR 58,4.

Am 15. März 2007 erfolgte die Ankündigung des Finanzinvestors CVC Capital Partners, die Übernahme eines 20,95%-igen Aktienpakets der BU Industrieholding GmbH anzustreben. Bei der BU Industrieholding GmbH handelte es sich um einen Österreichischen Finanzinvestor, der im Jahr 2001 ein Aktienpaket von 25,1% an der Böhler-Uddeholm AG erworben hatte, das in weiterer Folge auf 20,95% reduziert wurde. In Folge der Ankündigung stieg der Börsekurs auf den Höchstkurs von EUR 81,39 am 16. März 2007 (Handelsvolumen 2.313.950 Stk.).

Am 26. März 2007 erwarb die voestalpine AG die BU Industrieholding GmbH und damit indirekt das 20,95%-ige Aktienpakte zu einem Preis von EUR 69 je Aktie. In weiterer Folge legte die voestalpine AG am 26. April 2007 ein freiwilliges öffentliches Übernahmeangebot für die Böhler-Uddeholm AG von EUR 69,0 je Aktie, das am 19. Mai 2007 auf EUR 73,0 je Aktie nachgebessert wurde. Dieses freiwillige Übernahmeangebot war bis 4. Juni 2007 befristet. Bis zum 4. Juni 2007 überschritt die voestalpine AG einen Anteil von 50% des Grundkapitals der Böhler-Uddehom AG. Diese Vorgänge hatten Auswirkungen auf den Börsekurs der Böhler-Uddeholm AG.

Nach Bekanntgabe der Einstiegsabsicht von CVC Capital Partners am 15. März 2007 bis zum indirekten Erwerb des 20,95%-igen Aktienpakets durch die voestalpine AG war der Börsekurs der Böhler-Uddeholm AG von seinem Höchststand auf EUR 70,5 am 26. März 2007 zurück gegangen.

Nach dem freiwilligen Übernahmeangebot der voestalpine AG am 27. April 2007 mit EUR 69,0 je Aktie stieg der Börsekurs auf EUR 72,0.

Während der folgenden Monate bewegte sich der Börsekurs der Böhler-Uddeholm AG vorwiegend seitwärts auf konstantem Niveau. Die Handelsaktivität in diesem Zeitraum war jedoch überdurchschnittlich hoch.

Am 19. Mai 2007, dem Tag der Veröffentlichung des nachgebesserten Übernahmeangebots von EUR 73,0 je Aktie betrug der Börsekurs EUR 72,7. Bis zum 4. Juni 2007, dem letzten Tag für die Annahme des nachgebesserten Übernahmeangebots der voestalpine AG blieb der Börsekurs stabil und schloss bei EUR 71,1. Charakteristisch für den Zeitraum vom 26. März 2007 bis 4. Juni 2007 waren die überdurchschnittlichen Handelsvolumina der Aktie der Böhler-Uddeholm AG (durchschnittliches, tägliches Handelsvolumina 353.205 Stk.)

Während des Zeitraums zwischen 5. Juni 2007 und 25. März 2008 lag das durchschnittliche tägliche Handelsvolumen (115.844 Stk.) deutlich unter dem Durchschnitt des gesamten Analysezeitraums. Der Börsekurs sank während dieses Zeitraums, insbesondere während der Monate Dezember 2007 und Jänner 2008 auf rd. EUR 67. Der Tagesschlusskurs der Aktie der Böhler-Uddeholm AG am 25. März 2008 lag bei EUR 65,1. Die Bekanntgabe der Squeeze-Out-Absicht der voestalpine AG erfolgte im Rahmen einer Ad-Hoc-Meldung der Böhler-Uddeholm AG am 25. März 2008 nach Börseschluss.

3.2.2 Ermittlung des durchschnittlichen, gewichteten Börsekurses

Als Indikator für einen Abfindungswert wurde der durchschnittliche, gewichtete Börsekurs der Böhler-Uddeholm AG während verschiedener Zeiträume ermittelt. Die voestalpine AG gab am 25. März 2008 bekannt, einen Gesellschafterausschluss im Sinne des GesAusG vorzunehmen. Diese Ankündigung hatte maßgeblichen Einfluss auf den Verlauf des Börsekurses der Böhler-Uddeholm AG. Aus diesem Grund wurde der Zeitraum nach dem 25. März 2008 in die Durchschnittskursermittlung nicht miteinbezogen.

Die Betrachtung erfolgte auf Basis eines dreimonatigen Zeitraums (27. Dezember 2007 bis 25. März 2008), und eines sechsmonatigen Zeitraums (25. September 2007 bis 25. März 2008). Hierzu wurde der jeweilige Tagesdurchschnittskurs der Aktie mit dem täglichen Handelsvolumen gewichtet.

Die folgende Tabelle zeigt die gewichteten, durchschnittlichen Börsekurse:

Ermittlung des gewichteten Durchschnittskurses Böhler-Uddeholm AG

Währung: EUR	*Gewichteter Durchschnittskurs*
3-Monatszeitraum (27. Dezember 2007 bis 25. März 2008)	66,11
6-Monatszeitraum (25. September 2007 bis 25. März 2008)	67,85

Quelle: Berechnung voestalpine AG, 30. April 2008

Der durchschnittliche, gewichtete Börsekurs während des dreimonatigen Zeitraums vor der Bekanntgabe der Ausschlussabsicht betrug EUR 66,11 je Aktie (das gesamte Handelsvolumen lag bei 6.650.434 Stk., der gesamte wertmäßige Handelsumsatz lag bei MEUR 439,7).

Der durchschnittliche, gewichtete Börsekurs während des sechsmonatigen Zeitraums lag bei EUR 67,85 je Aktie (das gesamte Handelsvolumen lag bei 10.018.736 Stk., der gesamte wertmäßige Handelsumsatz betrug MEUR 679,8).

3.3 Kursentwicklung gegenüber dem ATX

Die folgende Grafik zeigt die indexierte Entwicklung des Börsekurses der Böhler-Uddeholm AG im Vergleich zum Leitindex der Wiener Börse, dem ATX während des Zeitraums 2. Jänner 2006 bis 25. März 2008.

Der ATX ist der Leitindex der Wiener Börse und wird als Preisindex berechnet. Hauptkriterien für die Aufnahme in bzw. die Gewichtung im Index bilden die Marktkapitalisierung, der Streubesitz sowie der durchschnittliche Handelsumsatz der gelisteten Unternehmen. Die fünf höchstgewichteten Mitglieder des ATX sind:

- OMV 18,9%
- Erste Bank 14,9%
- Raiffeisen International 11,5%
- Telekom Austria 11,1%
- voestalpine 8,9%

Entwicklung des Börsekurses der Böhler-Uddeholm AG gegenüber dem ATX

Quelle: Bloomberg-Abfrage 5. Mai 2008, Ernst & Young


Börsekurs bzw. Indexwert (indexiert, 01.01.06 = 1)
2,50
2,00
1,50
1,00
0,50
Jan. 06
Apr. 06
Jul. 06
Okt. 06
Jan. 07
Apr. 07
Jul. 07
Okt. 07
Jan. 08
Böhler Uddeholm
ATX

Im Betrachtungszeitraum stieg der Börsekurs der Böhler-Uddeholm AG Aktie von EUR 36,3 am 2. Jänner 2006 um 79,6% auf EUR 65,1 am 25. März 2008. Im Vergleich dazu stieg der ATX im selben Zeitraum um 0,1% von 3.667 Punkten auf 3.690 Punkte.

4. Bewertungsgrundsätze und -methodik

Auswahl über gängige Bewertungsmethoden und unsere Auswahl

Quelle: Ernst & Young


Historisch / buchhalterisch
Substanzwertmethode
Aktuelles Marktumfeld
Trading Multiples
Transaction Multiples
Börsenkurs
Zukunftsorientiert
Historischer Ertragswert
Discounted Cash Flow Verfahren - Bruttomethode
Discounted Cash Flow Verfahren - Nettomethode

4.1 Bewertungsgrundsätze

Gemäß dem Fachgutachten KFS/BW1 des Fachsenats für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder wird der Unternehmenswert als zukunftsbezogene Größe definiert. Unter der Voraussetzung ausschließlich finanzieller Ziele ergibt sich der Unternehmenswert aus dem Barwert der mit dem Eigentum am Unternehmen verbundenen Nettozuflüsse an die Unternehmenseigentümer, die einerseits aus der Fortführung des Unternehmens sowie andererseits aus der Veräußerung etwaigen nicht betriebsnotwendigen Vermögens erzielt werden. Die Berechnung des Barwerts erfolgt mit jenem Kapitalisierungszinssatz, der der Rendite einer äquivalenten Alternativanlage entspricht.

Der Zukunftserfolgswert kann hierbei nach dem Ertragswertverfahren oder nach einem Discounted Cash Flow-Verfahren (DCF-Verfahren) ermittelt werden. Als DCF-Verfahren stehen in erster Linie das Bruttoverfahren (Entity Approach bzw. Flow-to-Entity Approach), das Nettoverfahren (Equity Approach bzw. Flow-to-Equity Approach) sowie das Adjusted-Present-Value-Verfahren (APV-Verfahren) zur Verfügung. Das Ertragswertverfahren und die DCF-Verfahren beruhen insoweit auf der gleichen konzeptionellen Grundlage, als sie den Unternehmenswert als Barwert künftiger finanzieller Überschüsse ermitteln.

4.1.1 Grundsätze der Ermittlung von Unternehmenswerten

4.1.1.1 Maßgeblichkeit des Bewertungszwecks

Da mit einer Unternehmensbewertung unterschiedliche Bewertungszwecke verbunden sein können, ist die Aufgabenstellung für die Unternehmensbewertung allein aus dem für die Bewertung maßgeblichen Bewertungszweck abzuleiten. Aus der Gesamtheit der in der Realität vorkommenden Bewertungsanlässe können für die praktische Unternehmenswertermittlung folgende Zwecksetzungen unterschieden werden:

- Ermittlung von objektivierten Unternehmenswerten
- Ermittlung von subjektiven Unternehmenswerten
- Ermittlung von Schiedswerten

Der objektivierte Unternehmenswert ist ein typisierter Zukunftserfolgswert, der sich bei Fortführung des Unternehmens auf Basis des bestehenden Unternehmenskonzepts mit allen realistischen Zukunftserwartungen im Rahmen der Marktchancen und –risiken, der finanziellen Möglichkeiten des Unternehmens sowie der sonstigen Einflussfaktoren ergibt. Bestehen rechtliche Vorgaben für die Wertermittlung, richten sich der Blickwinkel der Bewertung sowie der Umfang der erforderlichen Typisierungen und Objektivierungen nach dem Zweck der für die Wertermittlung relevanten rechtlichen Regelungen.

Im Rahmen der vorliegenden Bewertung wurde ein objektivierter Unternehmenswert ermittelt.

Eine sachgerechte Unternehmenswertermittlung setzt damit einerseits die Festlegung des Bewertungszweckes sowie andererseits die Festlegung der Funktion, in der der Bewertungsgutachter tätig wird, voraus. Das Fachgutachten KFS/BW1 unterscheidet folgende Funktionen:

- Neutraler Gutachter
- Berater einer Partei
- Schiedsgutachter

4.1.1.2 Stichtagsprinzip

Unternehmenswerte sind zeitpunktbezogen zu ermitteln. Mit dem Bewertungsstichtag wird zum einen festgelegt, welche finanziellen Überschüsse nicht mehr zu berücksichtigen sind, weil sie den bisherigen Eigentümern des Unternehmens bereits zugeflossen sind, und zum anderen, ab welchem Zeitpunkt zu erwartende oder schon realisierte finanzielle Überschüsse den künftigen Eigentümern zuzurechnen sind. Alle für die Wertermittlung beachtlichen Informationen, die bei angemessener Sorgfalt zum Bewertungsstichtag hätten erlangt werden können, sind im Rahmen der Unternehmensbewertung zu berücksichtigen. Änderungen der wertbestimmenden Faktoren zwischen dem Bewertungsstichtag und dem Abschluss der Bewertung sind nur dann zu berücksichtigen, wenn sich dies aus dem Bewertungszweck ergibt.

4.1.1.3 Ableitung des Unternehmenswertes aus künftigen finanziellen Überschüssen

Die Nettoeinnahmen der Unternehmenseigner resultieren vor allem aus der Ausschüttung (Entnahme) der vom Unternehmen erwirtschafteten finanziellen Überschüsse abzüglich allfälliger Einlagen (Zahlungsstromorientierung).

Die Grundlage der Ermittlung der künftigen finanziellen Überschüsse bildet eine integrierte Planungsrechnung (Plan-Bilanz, Plan-Gewinn- und Verlustrechnung sowie Finanzpläne).

4.1.1.4 Betriebsnotwendiges Vermögen

Das betriebsnotwendige Vermögen umfasst die Gesamtheit jener immateriellen und materiellen Vermögensgegenstände sowie Schulden, die dem Unternehmen für seine Leistungserstellung notwendigerweise zur Verfügung stehen.

Ist das Vermögen quantitativ oder qualitativ für die den Zukunftserfolgen zugrunde gelegten Leistungen nicht geeignet, sind die Auswirkungen notwendiger Anpassungen in der Planungsrechnung zu berücksichtigen. Das betriebsnotwendige Vermögen besitzt auch im Rahmen der Risikobeurteilung erhebliche Bedeutung.

Dem Substanzwert, verstanden als Rekonstruktionszeitwert (Vermögen abzüglich Schulden) des betriebsnotwendigen Vermögens, kommt bei der Ermittlung des Unternehmenswertes keine eigenständige Bedeutung zu.

4.1.1.5 Nicht betriebsnotwendiges Vermögen

Nicht betriebsnotwendiges Vermögen sind jene Vermögensteile, die für die Fortführung des Bewertungsobjektes nicht notwendig sind (zB betrieblich nicht genutzte Grundstücke und Gebäude oder Überstände an liquiden Mitteln).

Die Bewertung des nicht betriebsnotwendigen Vermögens erfolgt grundsätzlich zum Barwert der daraus resultierenden künftigen Nettozuflüsse. Untergrenze ist der Liquidationswert.

4.1.1.6 Berücksichtigung von Ertragsteuern

Im Rahmen der Ermittlung des Unternehmenswerts wird grundsätzlich auf die künftigen für das Bewertungssubjekt verfügbaren Überschüsse abgestellt. Bei deren Ermittlung sind daher sowohl die Ertragsteuern des Unternehmens als auch die auf Grund des Eigentums am Unternehmen entstehenden Ertragsteuern der Eigner (persönliche Ertragsteuern) zu berücksichtigen. Bei der Bewertung von Kapitalgesellschaften mindert die Körperschaftsteuer die finanziellen Überschüsse auf Unternehmensebene. Auf Ebene der Anteilseigner vermindert die Kapitalertragsteuer (KESt) bzw. die halbe durchschnittliche Einkommensteuer (ESt) für die in der Planung unterstellten Gewinnausschüttungen an natürliche Personen die Nettozuflüsse. Im Sinne des Äquivalenzprinzips sind die Ertragsteuerwirkungen sowohl bei den Nettozuflüssen an die Unternehmenseigner als auch im Kapitalisierungszins zu berücksichtigen. Soweit bei der Bewertung von Kapitalgesellschaften in typisierender Betrachtung Ausschüttungsäquivalenz zwischen dem zu bewertenden Unternehmen und der Alternativanlage (ausgedrückt im Kapitalisierungszinssatz) unterstellt wird, kann vereinfachend auf eine Berücksichtigung der persönlichen Ertragsteuern auf Gewinnausschüttungen verzichtet werden. In diesem Fall hat die Kapitalisierung mit der Alternativrendite vor persönlicher Einkommensteuer zu erfolgen.

Im Rahmen der Bewertung wurden aufgrund der Ausschüttungsäquivalenz zwischen dem zu bewertenden Unternehmen und der Alternativanlage keine persönlichen Ertragsteuern berücksichtigt.

4.1.2 Ermittlung der künftigen finanziellen Überschüsse

4.1.2.1 Unternehmenskonzept

Es ist darauf zu achten, dass die Unternehmensplanungsrechnung mit den daraus resultierenden Erfolgsprognosen auf dem zum Bewertungsstichtag bestehenden Unternehmenskonzept aufbaut. Dies bedeutet, dass Maßnahmen, die zu strukturellen Veränderungen des Unternehmens führen sollen, nur dann berücksichtigt werden, wenn sie zu diesem Zeitpunkt bereits eingeleitet bzw hinreichend konkretisiert sind.

4.1.2.2 Finanzierungs- und Ausschüttungsannahmen

Die Annahmen über die künftige Finanzierungs- und Ausschüttungspolitik (Kapitalstruktur) sind auf Basis der Vorgaben bzw. Vorstellungen des Bewertungssubjekts unter Beachtung rechtlicher Restriktionen (z.B. gesetzlicher oder vertraglicher Ausschüttungsbeschränkungen) zu treffen.

4.1.2.3 Berücksichtigung von Ertragsteuern

Die Ertragsteuerbelastung der finanziellen Überschüsse ist nach Maßgabe der Rechtsform des Bewertungsobjektes unter Berücksichtigung der individuellen steuerlichen Verhältnisse (zB Steuersätze, steuerliche Verlustvorträge) des Bewertungsobjektes zu ermitteln. Rechtsformänderungen sind auf Basis der Vorgaben bzw. Vorstellungen des Bewertungssubjektes zu berücksichtigen.

4.1.3 Prognose der finanziellen Überschüsse

4.1.3.1 Generelles

Die Prognose der finanziellen Überschüsse stellt das zentrale Problem einer jeden Unternehmensbewertung dar. Sie erfordert eine umfangreiche Informationsbeschaffung und darauf aufbauend vergangenheits-, stichtags- und zukunftsorientierte Unternehmensanalysen, die durch Plausibilitätsüberlegungen hinsichtlich ihrer Angemessenheit und Widerspruchsfreiheit zu überprüfen sind.

4.1.3.2 Vergangenheitsanalyse

Die Vergangenheitsanalyse soll auf der Grundlage der Jahresabschlüsse, der Geldflussrechnungen sowie der internen Ergebnisrechnungen konkrete Anhaltspunkte für die Prognose der Unternehmenserfolge liefern. Erfolgsfaktoren der Vergangenheit sind insbesondere daraufhin zu analysieren, inwieweit sie auch künftig wirksam sind und ob sie das betriebsnotwendige Vermögen betreffen.

Die unternehmensbezogenen Informationen sind um eine Analyse der Unternehmensumwelt in der (jüngeren) Vergangenheit zu ergänzen. Hiezu gehören die Entwicklung der Marktstellung des Unternehmens und sonstige Markt- und Umweltentwicklungen.

4.1.3.3 Planung und Prognose

Die Unternehmensbewertung basiert grundsätzlich auf einer möglichst umfassenden vom Management erstellten Planungsrechnung, die ihre Zusammenfassung in integrierten Plan-Bilanzen, Plan-Gewinn- und Verlustrechnungen und Finanzplänen findet. Die Planungsrechnung hat die prognostizierte leistungs- und finanzwirtschaftliche Entwicklung im Rahmen der erwarteten Markt- und Umweltbedingungen zu reflektieren. Unter Berücksichtigung der beschafften Informationen und der Erkenntnisse aus der vergangenheits- und stichtagsorientierten Unternehmensanalyse sind aus dieser Planungsrechnung die künftigen finanziellen Überschüsse abzuleiten. Thesaurierungen finanzieller Überschüsse des Unternehmens und deren Verwendung sind in der Planungsrechnung zu berücksichtigen.

Da mit zunehmender Entfernung vom Bewertungsstichtag der Grad der Prognosesicherheit abnimmt werden – bei unterstellter unbegrenzter Lebensdauer des Unternehmens – die finanziellen Überschüsse in der Regel in mehreren Phase geplant und prognostiziert (Phasenmethode). Die Phasen können in Abhängigkeit von Größe, Struktur und Branche des zu bewertenden Unternehmens unterschiedlich lang sein. In den meisten Fällen wir die Planung in zwei Phasen vorgenommen.

Der Detailprognosezeitraum (nähere oder erste Phase bis zum Planungshorizont), für den eine periodenspezifische Prognose der finanziellen Überschüsse erfolgen kann, ist in Abhängigkeit von Größe, Struktur und Branche des Unternehmens in der Regel auf drei bis fünf Jahre begrenzt. Der Detailprognosezeitraum ist auszudehnen, wenn auf Grund von Investitionszyklen die vereinfachende Annahme, dass Abschreibungen und Investitionen einander entsprechen, nicht plausibel erscheint. Auch längerfristige Produktlebenszyklen können eine Verschiebung des Planungshorizonts erfordern.

Für die Zeit nach dem Planungshorizont (fernere oder zweite Phase) können lediglich globale bzw. pauschale Annahmen getroffen werden. In der Regel wird eine Unternehmensentwicklung mit gleichbleibenden oder konstant wachsenden finanziellen Überschüssen unterstellt, die den Periodenerfolgen entsprechen.

4.1.4 Kapitalisierung der künftigen finanziellen Überschüsse

4.1.4.1 Grundlage

Der Unternehmenswert ergibt sich grundsätzlich aus der Kapitalisierung der künftigen Nettozuflüsse an die Unternehmenseigner unter Verwendung eines dem angewendeten Bewertungsverfahren entsprechenden Kapitalisierungszinssatzes.

Bei unbegrenzter Lebensdauer entspricht der Unternehmenswert grundsätzlich dem Barwert der künftig den Kapitalgebern zufließenden finanziellen Überschüsse.

4.1.4.2 Berücksichtigung des Risikos

Jede Investition in ein Unternehmen ist mit dem Risiko verbunden, dass künftige Erträge nicht im erwarteten Umfang anfallen. Dieses Unternehmensrisiko umfasst grundsätzlich sowohl das aus der Investition in ein Unternehmen sich ergebende allgemeine Risiko, dem alle Unternehmen bzw. Unternehmen einer bestimmten Branche unterliegen und das seine Ursache in der Entwicklung der gesamtwirtschaftlichen Lage bzw. der entsprechenden Branche (Konjunkturschwankungen) hat. Ein weiteres Unternehmensrisiko ist das sich aus der besonderen Situation des zu bewertenden Unternehmens ergebende spezielle (leistungs- und finanzwirtschaftliche) Risiko. Zum allgemeinen Unternehmensrisiko gehören Unwägbarkeiten genereller Art wie nicht absehbare Entwicklungen aus Konjunktur, Politik, Umwelt und Branche des Unternehmens.

Das spezielle Unternehmensrisiko ist das auf ein bestimmtes Unternehmen bezogene Risiko. Hiezu zählen etwa die Konkurrenzsituation, die Managementqualifikation, besondere Einkaufs- und Absatzverträge, der Stand der Produktinnovation, die Art der Unternehmensorganisation, die Finanzierungs- und Kapitalstrukturverhältnisse, die Flexibilität des Unternehmens, d.h. die Fähigkeit, sich geänderten Umwelteinflüssen mehr oder weniger rasch anzupassen, das Alter und die Eignung der Vermögensausstattung des Unternehmens, der Umfang und die Qualität der Forschungs- und Entwicklungstätigkeit, die Qualifikation der Mitarbeiter und die Wettbewerbssituation, der das Unternehmen ausgesetzt ist.

Wegen der Problematik einer eindeutigen Abgrenzung zwischen dem unternehmensspeziellen und dem allgemeinen Unternehmensrisiko ist das gesamte Unternehmensrisiko einheitlich entweder in Form der Sicherheitsäquivalenzmethode durch einen Abschlag vom Erwartungswert der finanziellen Überschüsse oder durch einen Risikozuschlag zum risikolosen Zinssatz (Basiszinssatz) zu berücksichtigen.

National und international geht die Tendenz dahin, die Risikozuschlagsmethode anzuwenden.

4.1.5 Komponenten des Kapitalisierungszinssatzes

Der Kapitalisierungszinssatz setzt sich im Allgemeinen aus einem Basiszinssatz und einem Risikozuschlag zusammen. Weiters sind das erwartete Wachstum der finanziellen Überschüsse und Ertragsteuerwirkungen zu berücksichtigen.

4.1.5.1 Basiszinssatz

Bei der Bestimmung des Basiszinssatzes ist von einer risikolosen Kapitalmarktanlage auszugehen. Der Basiszinssatz kann unter Berücksichtigung der Laufzeitäquivalenz aus der zum Bewertungsstichtag gültigen Zinsstrukturkurve abgeleitet werden. Alternativ kann die am Bewertungsstichtag bestehende Effektivrendite einer Staatsanleihe mit einer Laufzeit von 10 bis 30 Jahren herangezogen werden.

4.1.5.2 Risikozuschlag

Für die konkrete Höhe des Risikozuschlags sind auf dem Markt beobachtete Risikoprämien geeignete Ausgangsgrößen, die den speziellen Gegebenheiten des Bewertungsobjekts und des Bewertungssubjekts anzupassen sind. Eine Anpassung in der Vergangenheit beobachteter Risikoprämien hat zu erfolgen, wenn für die Zukunft Veränderungen erwartet werden.

Marktorientierte Risikozuschläge können auf Grundlage des Capital Asset Pricing Models (CAPM) oder auf Grund anderer kapitalmarktorientierter Methoden ermittelt werden. Auf Basis des CAPM ergibt sich der Risikozuschlag für das zu bewertende Unternehmen durch Multiplikation der Marktrisikoprämie mit dem unternehmensindividuellen Betafaktor. Marktrisikoprämien und unternehmensindividuelle Betafaktoren werden von Finanzdienstleistern erhoben bzw. können einschlägigen Publikationen entnommen werden. Bei der Bewertung nicht börsenotierter Unternehmen können vereinfachend Betafaktoren bzw. Risikoprämien für vergleichbare Unternehmen oder für Branchen herangezogen werden.

Risikoprämien nach dem CAPM erfassen des Geschäftsrisiko (Business Risk) und das Kapitalstrukturrisiko (Financial Risk). Der Betafaktor für ein verschuldetes Unternehmen ist höher als jener für ein unverschuldetes Unternehmen, weil er auch das Kapitalstrukturrisiko berücksichtigt. Veränderungen in der Kapitalstruktur erfordern daher eine Anpassung der Risikoprämie.

Die Angemessenheit der auf Basis des CAPM ermittelten Risikoprämie für das konkret zu bewertende Unternehmen ist vom Bewertungsgutachter zu würdigen; andernfalls sind Anpassungen vorzunehmen.

Wird der Risikozuschlag nach dem CAPM bestimmt, repräsentiert der Kapitalisierungszinssatz die Eigenkapitalkosten (Renditeforderung der Eigenkapitalgeber).

4.1.5.3 Berücksichtigung wachsender finanzieller Überschüsse

Die künftigen finanziellen Überschüsse können nominell oder real geplant werden. Bei korrekter Anwendung führen beide Vorgangsweisen zum selben Ergebnis.

Die finanziellen Überschüsse werden u.a. durch Preisänderungen (welcher Art auch immer) beeinflusst Ursachen für Veränderungen der nominellen finanziellen Überschüsse können neben Preisänderungen auch Mengen- und Strukturänderungen (Absatzausweitung, oder – einbrüche, Kosteneinsparungen) sein. Für die Schätzung des künftigen nominellen Wachstums kann daher die erwartete Geldentwertungsrate (die auch im landesüblichen risikolosen Zinssatz enthalten ist) nicht allein maßgebend sein.

In der Phase bis zum Planungshorizont können anhand von Detailplanungen Absatz- und Kostenentwicklungen sowie unterschiedliche Preisänderungen auf Beschaffungs- und Absatzmärkten rechnerisch in der Regel ohne große Probleme in den finanziellen Überschüssen ihren Niederschlag finden (Nominalrechnung). Diese einzeln geplanten finanziellen Überschüsse sind mit einem nominellen Kapitalisierungszinssatz auf den Bewertungsstichtag zu kapitalisieren.

Kann im konkreten Bewertungsfall in der Phase nach dem Planungshorizont auf der Grundlage einer eingehenden Analyse ein nachhaltiges Wachstum angenommen werden, ist dies in dieser Phase durch einen entsprechenden Wachstumsabschlag vom nominellen Kapitalisierungszinssatz zu berücksichtigen. Die weitere Abzinsung auf den Bewertungsstichtag hat mit dem nominellen Kapitalisierungszinssatz zu erfolgen.

4.1.5.4 Berücksichtigung von Ertragsteuern

Die in die Bewertung einfließenden Unternehmens- und Alternativerträge müssen in Bezug auf die Berücksichtigung von Ertragsteuerwirkungen äquivalent sein, sodass diese sowohl bei den Nettozuflüssen an die Unternehmenseigner als auch im Kapitalisierungszinssatz zu berücksichtigen sind.

Die auf Basis des CAPM ermittelten Renditen bzw. Risikozuschläge sind Renditen bzw. Risikozuschläge nach Körperschaftsteuer, jedoch vor persönlicher Einkommensteuer.

Bei der Bewertung von Kapitalgesellschaften kann in der zweiten Phase unter der Annahme der Ausschüttungsäquivalenz zwischen dem zu bewertenden Unternehmen und der Alternativanlage von der Wertneutralität der persönlichen Besteuerung ausgegangen werden. In der zweiten Phase kann daher die persönliche Besteuerung außer Ansatz gelassen werden, d.h. Basis für die Kapitalisierung sind der ausschüttbare Gewinn ((Jahresüberschuss) und die Alternativrendite vor persönlicher Einkommensteuer. Vereinfachend kann auch in der ersten Phase auf die Berücksichtigung der persönlichen Besteuerung verzichtet werden.

4.2 Bewertungsmethodik

Bei der Nettokapitalisierung wird der Unternehmenswert in einem einstufigen Verfahren durch Kapitalisierung der den Eignern künftig zufließenden Zahlungsströme ermittelt. Die Nettokapitalisierung erfolgte entweder nach dem Ertragswertverfahren oder nach dem Equity Verfahren als einer Variante des Discounted Cash Flow (DCF)-Verfahren.

Bei der Bruttokapitalisierung (Entity-Ansatz) wird der Unternehmenswert zweistufig ermittelt. In der ersten Stufe wird der Wert des Gesamtkapitals aus der Sicht von Eigen- und Fremdkapitalgeber bestimmt. In der zweiten Stufe wird durch den Abzug des Marktwerts des verzinslichen Fremdkapitals der Wert des Eigenkapitals als Unternehmenswert ermittelt.

Der Bruttokapitalisierung entsprechen das Weighted Average Cost of Capital (WACC)-Konzept und das Adjusted Present Value (APV)-Konzept als Varianten der DCF-Verfahren.

4.2.1 DCF-Verfahren (Bruttoverfahren)

Beim DCF-Verfahren wird der Unternehmenswert durch Kapitalisierung von Cash Flows ermittelt. Dieses Modell wird im Allgemeinen zur Bewertung von Kapitalgesellschaften herangezogen.

Zur Ermittlung der Eigenkapitalkosten im Rahmen der Ermittlung der WACC wird in der Regel das Capital Asset Pricing Modell herangezogen.

4.2.1.1 Vorgehensweise im Rahmen der DCF-Unternehmensbewertung

Nach dem WACC-Konzept mit freien Cash Flows wird der Marktwert des Gesamtkapitals (Entity Value) durch Kapitalisierung der freien Cash Flows mit dem WACC ermittelt.

Zur Ermittlung des Unternehmenswertes (= Equity Value) ist von diesem Marktwert des Gesamtkapitals der voraussichtliche Marktwert des zinsfordernden Netto-Fremdkapitals zum Bewertungsstichtag in Abzug zu bringen (= verzinsliches Fremdkapital abzüglich verzinslicher Aktiva = Gearing) bzw die zum Stichtag vorhandene Nettoliquidität zu addieren. Falls vorhanden sind nicht betriebsnotwendige Vermögenswerte zu addieren.

Illustration der Wertermittlung nach der Discounted Cash Flow Methode

Quelle: Ernst & Young:


Nicht betriebs-notwendige Aktiva
Fremdkapital
Entity Value der Böhler-Uddeholm AG
- Immobilien
- Verlustvorträge
- Verzinsliches FK
- Sozialkapital
- liquide Mittel
- Wertpapiere
- Verzinsliche Forderungen
- Beteiligungen
Equity Value der Böhler-Uddeholm AG

Beim Bruttoverfahren auf Basis freier Cash Flows werden finanzierungsneutrale Cash Flows (vor Zinszahlungen, Kreditaufnahmen und -tilgungen sowie Dividenden, Kapitalherabsetzungen und –erhöhungen) als Basis für die Bewertung des Unternehmens herangezogen. Die freien Cash Flows entsprechen jenen Zahlungsströmen, die durch das operative Geschäft des Unternehmens erwirtschaftet werden. Sie stehen sowohl den Fremd- als auch den Eigenkapitalgebern zu Verfügung.

Die Diskontierung der freien Cash Flows erfolgt mit den durchschnittlichen, gewichteten Kapitalkosten (Weighted Average Cost of Capital, WACC) des Unternehmens, da beim Bruttoverfahren die Renditeforderungen der Eigen- und Fremdkapitalgeber im Kapitalisierungszinsfuß - gewichtet nach den Marktwerten von Eigen- und Fremdkapital - berücksichtigt werden.

4.2.1.2 Ermittlung der freien Cash Flows

Beim Bruttoverfahren werden vom Betriebsergebnis (EBIT) die adaptierten Steuern abgezogen. Dies sind die vollen (fiktiven) Steuern auf das EBIT. Das Tax Shield, das sich aufgrund der steuerlichen Abzugsfähigkeit der Zinsaufwendungen ergibt, wird ausschließlich im Diskontierungszinssatz berücksichtigt.

Um bewertungsrelevante freie Cash-Flows zu erhalten, werden nicht ausgabenwirksame Positionen addiert (nicht einnahmenwirksame Posten werden subtrahiert) und durch ausgabenwirksame (einnahmenwirksame) Positionen ersetzt. Weiters werden Veränderungen des Working Capital (ohne kurzfristige verzinsliche Verbindlichkeiten) berücksichtigt. Das detaillierte Berechnungsschema ist in der Abbildung dargestellt.

4.2.1.3 Ermittlung des WACC

Die WACC entspricht der gewichteten Renditeforderung von Fremd- und Eigenkapitalgebern und wird entsprechend der nachfolgend dargestellten Formel berechnet.

Eine Entsteuerung der Fremdkapitalkosten ist notwendig, da die in den freien Cash Flows enthaltene Körperschaftsteuer auf Basis der geplanten EBIT berechnet wird. Durch die Entsteuerung der Fremdkapitalzinsen wird der steuerlichen Absetzbarkeit der Fremdkapitalzinsen Rechnung getragen.

Die Planung bzw. Vorgabe der Fremdkapitalstände in der Finanzplanung führt in der Regel dazu, dass die Kapitalstruktur von Periode zu Periode schwankt, sodass der WACC im Zeitablauf nicht konstant bleibt.

Berechnungschema des WACC

Quelle: Ernst & Young


Eigenkapitalkosten
Fremdkapitalkosten
Unlevered Equity Beta
x
FK/EK * (1- Steuersatz)
Marktrisikoprämie
x
Levered Equity Beta
Risikoloser Zinssatz
+
Risikoprämie des EK
+
Grössenprämie
Eigenkapitalkosten
x
Eigenkapitalquote
+
WACC
Risikoloser Zinssatz
+
Risikozuschlag
Fremdkapitalkosten
x
(1- Steuersatz)
FK-Kosten nach Steuern
x
Fremdkapitalquote

4.2.1.3.1 Kosten des Eigenkapitals

Die Eigenkapitalkosten repräsentieren die Rendite einer dem zu bewertenden Unternehmen hinsichtlich Fristigkeit, Risiko und Besteuerung äquivalenten Alternativinvestition. Ausgangsgröße für die Bestimmung von Alternativrenditen bilden insbesondere Kapitalmarktrenditen für Unternehmensbeteiligungen (in der Form eines Aktienportfolios). Diese am Markt beobachtbaren Renditen lassen sich grundsätzlich in einen risikolosen Basiszinssatz sowie in eine von den Anteilseignern aufgrund der Übernahme des unternehmerischen Risikos geforderte Risikoprämie unterscheiden.

Zur Ermittlung der erwarteten Rendite der Eigenkapitalgeber stehen in der wissenschaftlichen Literatur zahlreiche kapitalmarkttheoretische Modelle zur Verfügung. Für die Zwecke der Unternehmensbewertung kommt hierbei dem Capital Asset Pricing Model (CAPM) die größte Bedeutung zu.

Grundgedanke des CAPM ist, dass zwischen der erwarteten Rendite der Eigenkapitalgeber und dem übernommenen systematischen Marktrisiko ein linearer Zusammenhang besteht. Das systematische Marktrisiko wird im CAPM durch die standardisierte Kovarianz, den sogenannten Betafaktor gemessen.

Auf Basis des CAPM lassen sich die Eigenkapitalkosten eines Unternehmens anhand der folgenden Formel schätzen:

$$\mu(r_i) = r_f + \beta_i * [\mu(r_m) - r_f]$$

$\mu(r_i)$	Erwartete Rendite der Eigenkapitalgeber
r_f	Risikoloser Basiszinssatz
β_i	Betafaktor, als Maß für das systematische Marktrisiko
$\mu(r_m)$	Erwartete Rendite des Marktportfolios

4.2.1.3.2 Kosten des Fremdkapitals

Die Kosten des Fremdkapitals repräsentieren einerseits die erwartete Rendite der Fremdkapitalgeber sowie andererseits die erwarteten durchschnittlichen Kosten der Fremdfinanzierung des Bewertungsobjekts. Entscheidend für die Ermittlung der Fremdkapitalkosten ist einerseits eine exakte Abgrenzung der dem Finanzierungsbereich zuzuordnenden Fremdkapitalpositionen. Eine solche Zuordnung erfolgt in der Regel nur für das verzinsliche Fremdkapital, worunter insbesondere Anleihen, Darlehen, kurz- und langfristige Bankkredite oder Leasingverbindlichkeiten fallen. Sind die dem Finanzierungsbereich (idF synonym „Gearing") zuzuordnenden Fremdkapitalpositionen definiert, sind die daraus resultierenden Fremdkapitalkosten zu bestimmen und entsprechend ihres Marktwertes in die WACC-Ermittlung einzubeziehen.

Im Rahmen der Bestimmung der Fremdkapitalkosten ist weiters zu prüfen, ob diese als marktüblich zu betrachten sind. Dabei entsprechen die Fremdkapitalkosten der Effektivverzinsung der jeweiligen Fremdkapitalposition. Liegt eine marktgerechte Verzinsung vor, entspricht der Marktwert des Fremdkapitals genau dem buchmäßigen, in der Bilanz ausgewiesenen Fremdkapital.

Bei nicht marktüblichen Konditionen kann der Marktwert des Fremdkapitals durch Diskontierung der zukünftig zu erwartenden Zahlungen (Zinszahlungen und Tilgung) mit der marktüblichen Verzinsung ermittelt werden. Die marktübliche Verzinsung repräsentiert daher den aktuellen Fremdkapitalzinssatz für Fremdkapital mit vergleichbarem Risiko.

4.2.2 Nettoverfahren (Equity Approach)

Beim Nettoverfahren auf Basis von Flows-to-Equity werden Cash Flows nach Zinszahlungen, Beteiligungserträgen und –aufwendungen sowie Kreditaufnahmen und -tilgungen und vor Dividenden, Kapitalherabsetzungen und –erhöhungen als Basis für die Bewertung des Unternehmens herangezogen. Die Flows-to-Equity entsprechen jenen Zahlungsströmen, die durch das operative Geschäft des Unternehmens sowie durch die Finanzierungstätigkeit des Unternehmens, mit Ausnahme der Eigenfinanzierung, erwirtschaftet werden.

Da die Flows-to-Equity ausschließlich den Eigenkapitalgebern zur Verfügung stehen, werden sie mit der auf Grundlage der mit kapitalmarkttheoretischen Modellen ermittelten erwarteten Renditeforderung der Eigenkapitalgeber für das verschuldete Unternehmen diskontiert.

Die Planung bzw Vorgabe der Fremdkapitalbestände in der Finanzplanung führt in der Regel dazu, dass sich die Kapitalstruktur im Detailplanungszeitraum von Periode zu Periode verändert. Die daraus resultierende Veränderung des Kapitalstrukturrisikos erfordert grundsätzlich eine periodenspezifische Anpassung der Eigenkapitalkosten.

Der Diskontierungszinssatz entspricht dem Eigenkapitalzinssatz, der auf Basis des CAPM ermittelt wird.

Der Unternehmenswert (Equity Value) ergibt sich direkt aus dem Barwert der kapitalisierten Flows-to-Equity und ist gegebenenfalls um den Marktwert des nicht betriebsnotwendigen Vermögens zu erhöhen.

4.3 Bewertung Böhler-Uddeholm AG

4.3.1 Bewertungsgrundsätze

Im Rahmen unserer Arbeiten haben wir einen objektivierten Unternehmenswert ermittelt. Wir waren als neutraler Gutachter im Auftrag des Vorstands der Böhler-Uddeholm AG sowie des Vorstands der voestalpine AG tätig.

Im Rahmen der vorliegenden Bewertung wurde zunächst ein Unternehmenswert der Böhler-Uddeholm AG zum 31. März 2008 ermittelt und dieser in der Folge mit dem in der Bewertung herangezogenen WACC (Weighted Average Cost of Capital) auf den 23. Juni 2008 (24^{00} Uhr) bzw. den 24. Juni 20008 (00^{00} Uhr) aufgezinst. Der 31. März 2008 wurde als Bewertungsstichtag herangezogen, da zu diesem Stichtag ein Konzernjahresabschluss der Böhler-Uddeholm AG vorliegt.

Die Bewertung wurde unter der Prämisse unveränderter Unternehmensfortführung erstellt. Anteilsmäßige Synergien aus der Übernahme der Böhler-Uddehom AG durch die voestalpine AG wurden entsprechend der Mittelfristplanung im Rahmen der Bewertung berücksichtigt.

Die Bewertung wurde unter Beibehaltung des bisherigen Unternehmenskonzepts auf Basis der Planungsrechnung der Gesellschaft ermittelt. Wesentliche mögliche Änderungen der Unternehmensstruktur bzw -gegenstand oder Diversifikationen wurden nicht berücksichtigt.

Es wurde von einer Ausschüttungsäquivalenz zwischen der Böhler-Uddeholm AG (Vollausschüttungsfiktion) und der Alternativanlage ausgegangen, persönliche Ertragsteuern wurden daher im Rahmen der Bewertung nicht berücksichtigt.

4.3.2 Auswahl der Bewertungsmethode

Die Ermittlung des Unternehmenswertes wurde unter Heranziehung des DCF-Bruttoverfahrens gemäß Fachgutachten zur Unternehmensbewertung KFS BW1 (beschlossen am 27.2.2006 mit Wirkung ab 1.5.2006) des Fachsenats für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder, Wien ermittelt.

Zur Plausibilitätsbeurteilung des Bewertungsergebnisses wurden das DCF-Nettoverfahren (Flows to Equity Methode), Marktwerte auf Basis von vergleichbaren börsenotierten Unternehmen und der Börsekurs herangezogen.

Der Liquidationswert ist als Untergrenze für den Wert eines Unternehmens zu sehen und wurde daher im vorliegenden Fall nicht als bewertungsrelevant angesehen.

Der ermittelte Unternehmenswert versteht sich einschließlich des Bilanzgewinnes aus dem Kalenderjahr 2007 und dem Rumpfgeschäftsjahr 2008 (Jänner bis März). Ausgegangen wird daher davon, dass für das Geschäftsjahr 2007 und das Rumpfgeschäftsjahr 2008 (Jänner bis März) keine Dividende ausgeschüttet wird.

4.3.3 Bewertungsgrundlage

Die Grundlage der Ermittlung der künftigen finanziellen Überschüsse bildete die aktuelle Mittelfristplanung der Böhler-Uddeholm AG (Plan-Bilanz, Plan-Gewinn- und Verlustrechnung sowie Cash Flow Rechnung).

Die Bewertung erfolgte unter der Prämisse der Vollausschüttung der geplanten konsolidierten Jahresüberschüsse der Böhler-Uddeholm AG (diese umfassen auch die Anteile der Minderheitsaktionäre am Ergebnis). Das Finanzergebnis wurde entsprechend der Mittelfristplanung der Böhler-Uddeholm AG gemäß dieser Prämisse adaptiert.

Soweit keine ausreichenden Cash Flows zur Finanzierung der Ausschüttung zur Verfügung standen, wurde eine Fremdfinanzierung der Ausschüttungen unterstellt. Die Verzinsung der zur Finanzierung der Ausschüttung erforderlichen Kreditverbindlichkeit erfolgt annahmegemäß in Höhe eines marktüblichen Fremdkapitalzinssatzes.

Der ermittelte Unternehmenswert versteht sich einschließlich des Bilanzgewinnes aus dem Kalenderjahr 2007 und dem Rumpfgeschäftsjahr 2008 (Jänner bis März). Ausgegangen wird daher davon, dass für das Geschäftsjahr 2007 und das Rumpfgeschäftsjahr 2008 (Jänner bis März) keine Dividende ausgeschüttet wird.

Aufgrund des Wachstums in der Vergangenheit, der Zyklizität der Branche und der geplanten intensiven Investitionstätigkeiten in den ersten drei Planjahren wurde ein Drei-Phasen Modell gewählt.

- Der Detailplanungszeitraum (Phase I) basiert auf der vom Aufsichtsrat der Böhler-Uddeholm AG genehmigten Mittelfristplanung der Böhler-Uddeholm AG der Vermögens-, Ertrags- und Finanzlage. Der Detailplanungszeitraum umfasst die Planjahre 2008/09 bis 2010/11.
- Entsprechend den Anforderungen des Fachgutachtens KFS/BW1 kann eine ewige Rente erst ab dem Erreichen einer nachhaltig stabilen Ertragslage des Bewertungsobjekts angesetzt werden. Die Böhler-Uddeholm AG plant aufgrund von Marktanforderungen in ihrer Mittelfristplanung bedeutende Investitionen. Zur vollständigen Abbildung des Investitionszyklus bis zur geplanten Erreichung eines stabilen Zustandes wurde durch den Vorstand der Böhler-Uddeholm AG eine Fortschreibung der Planungsrechnung unter vereinfachenden Prämissen erstellt (Phase II).

- Die ewige Rente (Phase III) ab 2014/15 geht von nachhaltigen, als ewige Rente erzielbaren stabilen Unternehmensergebnissen aus. Der Ansatz einer ewigen Rente trägt dem Umstand Rechnung, dass im Rahmen der Unternehmensbewertung von einer unendlichen Unternehmensfortführung ausgegangen wird. In dieser Phase werden Investitionen in Höhe der jährlichen Abschreibungen getätigt um eine nominelle Substanzerhaltung zu gewährleisten.

Die Planungsrechnung stellt eine nominelle Planung der zukünftigen Zahlungsüberschüsse dar. Aus diesem Grund wurden zur Kapitalisierung nominelle Diskontierungszinssätze herangezogen.

Jene Beteiligungen, die in die Konzernkonsolidierung nicht miteinbezogen wurden, wurden im Rahmen der Bewertung zum Buchwert angesetzt. Es wurde davon ausgegangen, dass der Buchwert dem Ertragswert entspricht.

Die EDRO-Gruppe (EDRO Speciality Steels Inc, EDRO Engineering Inc, EDRO Specialty Steels GmbH) wurde von der Böhler-Uddeholm AG im August 2007 mehrheitlich übernommen. In der Planungsrechnung der Böhler-Uddeholm AG wurde diese Gruppe als Finanzanlage berücksichtigt. Tatsächlich erfolgt jedoch eine Vollkonsolidierung der EDRO-Gruppe zum 31. März 2008.

Die Kaufpreisverbindlichkeit für die EDRO-Gruppe iHv MEUR 30,0 ist in den Finanzverbindlichkeiten der Böhler-Uddehom AG zum 31. März 2008 berücksichtigt. Um eine Äquivalenz zwischen der Berücksichtigung der Erträge und der entsprechenden Verbindlichkeiten im Zusammenhang mit dem Erwerb der EDRO zu gewährleisten, wurde davon ausgegangen, dass der Kaufpreis der EDRO-Gruppe deren Fair Value entspricht. Der Fair Value der EDRO-Gruppe in Höhe des Kaufpreises wurde daher bei der Ermittlung der verzinsten Nettoverbindlichkeiten in Abzug gebracht.

4.4 DCF-Bruttoverfahren (Entity Approach)

4.4.1 Ermittlung der freien Cash Flows

Im Rahmen der Bewertung wurden die freien Cash Flows indirekt auf Basis der EBITs gemäß IFRS ermittelt.

Vom Betriebsergebnis (EBIT) wurden die Steuern iHv 28,0% abgezogen. Der aktuelle Ertragsteuersatz im Konzernabschluss der Böhler-Uddeholm AG für den Zeitraum von 1. Jänner 2007 bis 31. März 2008 beträgt 28,5%. In der Planungsperiode wurde vom Management der Böhler-Uddeholm AG von einem Steuersatz von 28,0% ausgegangen. Dies entspricht auch in etwa dem langjährigen Durchschnitt. Der Abschlag umfasst die vollen (fiktiven) Steuern auf das EBIT. Das Tax Shield, das sich aufgrund der steuerlichen Abzugsfähigkeit der Zinsaufwendungen ergibt, wurde ausschließlich im Diskontierungszinssatz berücksichtigt.

Ermittlung Freie Cash Flows

EBIT
- Steuern
+ Abschreibungen
- Investitionen
+/- Buchwertabgänge/Impairments
+ Erhöhung Investitionzuschüsse
- Auflösung Investitionszuschüsse
+/- Working Capital Veränderung
+ Dienstanteil Personalrückstellungen

Freie Cash Flows

Um bewertungsrelevante Cash-Flows zu erhalten, wurden folgende nicht ausgabenwirksame Positionen addiert sowie nicht einnahmenwirksame Posten subtrahiert und durch ausgabenwirksame (einnahmenwirksame) Positionen ersetzt:

- Abschreibungen wurden durch Investitionen ersetzt
- Buchwertabgänge und geplante Firmenwertabschreibungen stellen unbare Aufwendungen dar und wurden daher addiert
- Erträge aus der Auflösung der Investitionszuschüsse wurden durch Investitionszuschüsse ersetzt
- Weiters wurde der Dienstzeitanteil der Ansprüche aus Abfertigungen, Pensionen und Jubiläumsgeldern (sog. „Service Cost") addiert, da es sich um nicht ausgabenwirksame Aufwendungen handelt. Die Zinstangente der Abfertigungs-, Pensions- und Jubiläumsgeldrückstellungen wurde in der Planungsrechnung im Finanzergebnis dargestellt. Die Planung des Dienstanteils erfolgte entsprechend der erwarteten Auszahlungen.

Veränderungen des Working Capital (Umlaufvermögen ohne Liquide Mittel abzüglich nicht verzinster Verbindlichkeiten und Rückstellungen, mit Ausnahme der Rückstellungen für Sozialkapital) wurden berücksichtigt.

4.4.2 Ermittlung der WACC

4.4.2.1 Risikofreier Zinssatz (Basiszinssatz)

Ausgangspunkt der Ermittlung des Kapitalisierungszinssatzes ist eine Alternativveranlagung in

festverzinsliche (risikolose) Wertpapiere, wobei zu diesem Zweck zumeist die Veranlagung in langfristige Bundesanleihen gewählt wird.

Im vorliegenden Fall haben wir als Basiszinssatz entsprechend dem Fachgutachten KFS/BW1 die durchschnittliche Rendite (Yield to Maturity) eines 25-jährigen Zins-Strip der Österreichischen Bundesanleihe von 4,70% (gerundet) zum Bewertungsstichtag 31. März 2008 angesetzt (Quelle: Bloomberg).

Zur Plausibilisierung des risikofreien Zinssatzes von 4,70% wurden auch der Basiszinssatz auf Grundlage der Zinsstrukturkurve nach Svendsen von 4,73% (auf Basis der Daten der Europäischen Zentralbank) sowie von 4,70% (auf Grundlage der Daten der Deutschen Bundesbank) zum Bewertungsstichtag 31. März 2008 ermittelt.

4.4.2.2 Marktrisikoprämie (Risikoprämie des Eigenkapitals)

Durch den Ansatz einer Marktrisikoprämie wird das „allgemeine unternehmerische Risiko" abgegolten. Die Marktrisikoprämie ergibt sich als Differenz zwischen der Marktrendite und dem risikolosen Basiszinssatz.

Im Rahmen dieser Bewertung wurde die Marktrisikoprämie entsprechend den Absatzmärkten der Böhler-Uddeholm AG gewichtet. Die Gewichtung der Marktrisikoprämie erfolgte auf Grundlage der in den jeweiligen Märkten erzielten EBITs in Relation zum gesamten EBIT (vor Konsolidierung) der Böhler-Uddeholm AG. Die Marktrisikoprämie wurde gemäß Damodaran entsprechend der erläuterten Vorgehensweise mit 5,27% angesetzt (Quelle http://pages.stern.nyu.edu/~adamodar/).

4.4.2.3 Betafaktor

Das CAPM geht von einer Zerlegung des gesamten Risikos in eine systematische und eine unsystematische Komponente aus. Das unsystematische Risiko beruht nicht auf Einflüssen des Kapitalmarktes. Es ist unternehmensspezifisch und geht auf Unsicherheiten durch Managementfehler, Wettbewerbsnachteile usw. zurück. Es wird unterstellt, dass der Markt das unsystematische Risiko nicht vergütet. Das unsystematische Risiko fließt daher in den Betafaktor nicht ein.

Die Renditeforderung der Eigenkapitalgeber wird daher nur vom systematischen Risiko, dem so genannten Marktrisiko, beeinflusst. Risiko wird in diesem Zusammenhang als Abweichung (Standardabweichung bzw. Kovarianz) positiver oder negativer Art vom Erwartungswert definiert.

Der Betafaktor ist ein Maß für das systematische Risiko eines bestimmten Wertpapiers und drückt die Volatilität eines individuellen Kurses (Kurs der Wertpapiere des zu bewertenden Unternehmens) im Verhältnis zur Volatilität des Marktportfolios aus. Er gibt das Ausmaß der Veränderung der Einzelrendite

des betreffenden Wertpapiers bei Veränderung der Marktrendite an. Ein Wertpapier mit einem Betafaktor > 1 reagiert überproportional auf die Entwicklung der Marktrendite, d.h. die Einzelrendite des Wertpapiers schwankt stärker als die Marktrendite.

Der Verschuldungsgrad des zu bewertenden Unternehmens hat einen nicht unerheblichen Einfluss auf den Betafaktor. Die Erhöhung des Verschuldungsgrades führt grundsätzlich zu einer Zunahme des finanzwirtschaftlichen Risikos der Eigenkapitalgeber und somit zu einer erhöhten Renditeforderung. Die Veränderung des Betafaktors bei Änderung der Kapitalstruktur wird andererseits durch die steuerliche Abzugsfähigkeit der Fremdkapitalzinsen vermindert.

Da es sich im vorliegenden Fall um ein börsenotiertes Unternehmen handelt, wurde als Basis der Betafaktor der Böhler-Uddeholm AG herangezogen. Als Marktportfolio wurde der Österreichische Börsenindex ATX (Austrian Traded Index) herangezogen. Der Berechnung des Betafaktors wurde ein fünfjähriger Zeitraum von 1. April 2002 bis 31. März 2007 zu Grunde gelegt. Der Zeitraum ab 1. April 2007 wurde bei der Ermittlung des Betafaktors nicht miteinbezogen. Der Betafaktor für diesen Zeitraum ist aufgrund des Übernahmeverfahrens verzerrt und für die Abbildung des langfristigen systematischen Risikos der Böhler-Uddeholm AG nicht repräsentativ. Als Berechnungsintervall wurden wöchentliche Aktienrenditen gewählt.

Der unverschuldete Betafaktor der Böhler Uddeholm AG ohne Berücksichtigung des Zeitraums ab 1. April 2007 beträgt 0,72. Im Vergleich dazu ergibt sich für die Peer-Group Unternehmen (siehe Kapitel 4.6 Marktbewertung) auf Grundlage des Fünfjahreszeitraums (Analysezeitraum 1. April 2002 bis 31. März 2007) ein unverschuldeter Betafaktor von 1,06.

Der Prozess des „un-levering" bereinigt den verschuldeten Betafaktor und neutralisiert Effekte, die durch eine unterschiedliche Fremdkapitalstruktur entstehen.

Die Umrechnung von verschuldeten in unverschuldete Betafaktoren erfolgt auf Grundlage der folgenden Formel:

$$\beta_v = \beta_u * [1+(1-s) \, l \, l]$$

β_v Betafaktor eines verschuldeten Unternehmens

β_u Betafaktor eines unverschuldeten Unternehmens

s Steuersatz

l Verschuldungsquote

Zu diesem Zweck wurde der verschuldete Betafaktor auf Grundlage des zum 31. März 2008 ermittelten Gearings der Böhler-Uddeholm AG unlevered. Dieses unlevered Beta wurde anschließend auf Grundlage des von der Böhler-Uddeholm AG geplanten Gearings für jedes Planjahr im Rahmen einer iterativen Berechnung „re-levered". Gemäß dieser Vorgehensweise wurden in Abhängigkeit der geplanten Kapitalstruktur periodenspezifische verschuldete Betafaktoren ermittelt.

Die nachstehende Tabelle zeigt den Verlauf der periodenspezifischen Betafaktoren der Böhler-Uddeholm AG:

Entwicklung der periodenspezifischen Betafaktoren

Betafaktor	GJ08/09B	GJ09/10P	GJ10/11P	GJ11/12P	GJ12/13P	GJ13/14P
Beta unlevered	0,72	0,72	0,72	0,72	0,72	0,72
Verschuldungsgrad	32%	42%	46%	49%	53%	54%
Beta relevered	0,88	0,93	0,96	0,97	0,99	1,00

Quelle: Mittelfristplanung Böhler-Uddeholm AG 2008/09-2010/11, Fortschreibung Böhler-Uddeholm AG, Bloomberg-Abfrage 6. Mai 2008, Berechnungen Ernst & Young

4.4.2.4 Fremdkapitalzinssatz

Die Ermittlung des Fremdkapitalzinssatzes der Böhler-Uddeholm AG erfolgte auf Grundlage eines entsprechend den verschiedenen Refinanzierungsquellen gewichteten Fremdkapitalzinssatzes. Die Gewichtung des Fremdkapitalzinssatzes wurde auf Basis der geplanten Werte der Refinanzierungsquellen periodenspezifisch vorgenommen. Die Gewichtung erfolgte wie folgt:

- Rückstellungen für Sozialkapital: Die Rückstellungen für Sozialkapital umfassen Rückstellungen für Abfertigungen, Pensionen sowie Jubiläumsgeldrückstellungen. Die Verzinsung der Rückstellungen für Sozialkapital beträgt 5,5%.
- Verbindlichkeiten gegenüber Kreditinstituten: Diese umfassen sämtliche fix und variabel verzinsten Investitions-, Export- und Kontokorrentkredite der Böhler-Uddeholm AG gegenüber Kreditinstituten. Der gewichtete Durchschnittszinssatz dieser Verbindlichkeiten beträgt 4,9%.
- Verbindlichkeiten gegenüber Verbundenen Unternehmen sowie Verbindlichkeiten aus der Finanzierung der Vollausschüttungen: Auskunftsgemäß entsprechen die Konditionen, zu denen sich die Böhler-Uddeholm AG und die voestalpine AG am Kapitalmarkt refinanzieren können, einem „strong investment Grade" was am ehesten einem Rating von Schuldnern mit einer Bonität von BBB+ entspricht. Die marktübliche Refinanzierung der Böhler-Uddeholm AG liegt auf Basis des Zinsniveaus zum 31. März 2008 bei 5,8%. Die Herleitung dieses Fremdkapitalzinssatzes erfolgte unter Heranziehung der Zinsstruktur des österreichischen 10-Jahres Zinsswaps von 4,41% (gerundet) zum 31. März 2008 und unter Berücksichtigung eines Aufschlages (Credit-Spread) von 140 Basispunkten (gerundet). Dieser Spread basiert auf dem durchschnittlichen 10-jährigen Spread von Industrieanleihen des Euroraumes mit einem Rating von BBB+ auf die Rendite des 10-jährigen Zinsswap zum 31. März 2008. Im Rahmen dieser Bewertung wurde der Credit-Spread trotz ansteigender Verschuldung beibehalten

Die nachstehende Tabelle zeigt den Verlauf des durchschnittlichen gewichteten Fremdkapitalzinssatzes während des Planungszeitraums:

Entwicklung des periodenspezifischen, durchschnittlichen Fremdkapitalzinssatzes

	GJ08/09B	GJ09/10P	GJ10/11P	GJ11/12P	GJ12/13P	GJ13/14P
Gewichteter FK-Zinssatz vor Steuern	5,25%	5,41%	5,46%	5,48%	5,50%	5,51%
Gewichteter FK-Zinssatz nach Steuern	3,78%	3,90%	3,93%	3,95%	3,96%	3,97%

Quelle: Mittelfristplanung Böhler-Uddeholm AG 2008/09-2010/11, Fortschreibung Böhler-Uddeholm AG, Informationen des Managements der Böhler-Uddeholm AG, Berechnungen Ernst & Young

Aufgrund der Tatsache, dass die Zinszahlungen an die Fremdkapitalgeber als steuerliche Betriebsausgabe absetzbar sind, wurde der Ertragsteuersatz von 28,0% in Abzug gebracht. Der aktuelle Ertragsteuersatz im Konzernabschluss der Böhler-Uddeholm AG für den Zeitraum von 1. Jänner 2007 bis 31. März 2008 beträgt 28,5%. In der Planungsperiode wurde vom Management der Böhler-Uddeholm AG von einem Steuersatz von 28,0% ausgegangen. Dies entspricht auch in etwa dem langjährigen Durchschnitt.

4.4.2.5 Gewichtung von Fremd- und Eigenkapital

Die Ermittlung des WACC erfolgt entsprechend den gewichteten Durchschnittskosten des Fremd- und Eigenkapitals. Die Gewichtung kann auf Basis der Marktwerte von Eigen- und Fremdkapital - wobei vereinfacht davon ausgegangen wird, dass der Buchwert des Fremdkapitals dem Marktwert entspricht - oder auf Basis einer branchenüblichen Zielkapitalstruktur erfolgen.

Die Gewichtung von Eigen- und Fremdkapital wird auf Basis der Marktwerte von Eigen- (Equity Value) und Fremdkapital vorgenommen. Da der Marktwert des Eigenkapitals nicht der Bilanzposition „Eigenkapital" entspricht, muss zur Lösung dieses Zirkularitätsproblems ein mathematisches Iterationsverfahren angewendet werden. Die iterative Berechnung der Eigen- und Fremdkapitalquoten auf Marktwertbasis wurde auf Grundlage der verzinslichen Nettoverbindlichkeiten der Böhler-Uddeholm AG zum 31. März 2008, sowie der geplanten verzinslichen Nettoverbindlichkeiten der einzelnen Planjahre periodenspezifisch vorgenommen.

Auf Basis der ermittelten Marktwerte ergibt sich folgende Gewichtung von Eigen- und Fremdkapital:

Darstellung der periodenspezifischen Kapitalstruktur der Böhler-Uddeholm AG

	GJ08/09B	GJ09/10P	GJ10/11P	GJ11/12P	GJ12/13P	GJ13/14P
Gewichtung Eigenkapital	76,0%	70,6%	68,6%	67,0%	65,5%	64,9%
Gewichtung Fremdkapital	24,0%	29,4%	31,4%	33,0%	34,5%	35,1%

Quelle: Mittelfristplanung Böhler-Uddeholm AG 2008/09-2010/11, Fortschreibung Böhler-Uddeholm AG, Berechnungen Ernst & Young

Auf Basis der beschriebenen Prämissen ergeben sich folgende periodenspezifische WACC:

Darstellung der periodenspezifischen WACC der Böhler-Uddeholm AG

	GJ08/09B	GJ09/10P	GJ10/11P	GJ11/12P	GJ12/13P	GJ13/14P
EK-Zinssatz	9,35%	9,62%	9,74%	9,83%	9,93%	9,97%
Gewichtung Eigenkapital	76,0%	70,6%	68,6%	67,0%	65,5%	64,9%
FK- Zinssatz	3,78%	3,90%	3,93%	3,95%	3,96%	3,97%
Gewichtung Fremdkapital	24,0%	29,4%	31,4%	33,0%	34,5%	35,1%
WACC	8,01%	7,94%	7,92%	7,89%	7,87%	7,86%

Quelle: Mittelfristplanung Böhler-Uddeholm AG 2008/09-2010/11, Fortschreibung Böhler-Uddeholm AG, Berechnungen Ernst & Young

4.4.2.6 Wachstumsfaktor

Im vorliegenden Fall lag uns eine nominelle Planung vor. Das in der ewigen Rente erwartete nominelle Wachstum wird in der Bewertung über einen Wachstumsfaktor dargestellt. Im Rahmen der Bewertung wurde ein Wachstumsfaktor iHv 1% angesetzt.

Die Höhe des Wachstumsfaktors wurde auf Basis folgender Faktoren festgelegt:

- In der Bewertung wurde von einer Vollausschüttung der Jahresergebnisse ausgegangen. Aufgrund dieser Bewertungsprämisse der Vollausschüttung können Gewinne nicht zum operativen Wachstum herangezogen werden.
- In der ewigen Rente wurden lediglich Ersatzinvestitionen in Höhe der geplanten Abschreibungen angesetzt und damit eine Aufrechterhaltung der bestehenden betrieblichen Kapazitäten unterstellt.

4.4.3 Ermittlung des Equity Values

Zu dem auf Basis des Dicounted Cash Flow Verfahrens ermittelten Entity Value der Böhler-Uddeholm AG wurde der Wert des nicht betriebsnotwendigen Vermögens sowie der Barwert der Verlustvorträge addiert und die verzinslichen Nettoverbindlichkeiten zum Bewertungsstichtag dem 31. März 2008 in Abzug gebracht.

Der ermittelt Wert pro Aktie resultiert aus der Division des Bewertungsergebnisses durch die Anzahl der Aktien iHv Mio. 51 Stückaktien.

Im Rahmen der Ermittlung des Entity Values wurde kein Minderheitsabschlag angesetzt.

Illustration der Wertermittlung nach der Discounted Cash Flow Methode

Quelle: Ernst & Young:



Entity Value der Böhler-Uddeholm AG
Nicht betriebs-notwendige Aktiva
- Immobilien
- Verlustvorträge
Fremdkapital
- Verzinsliches FK
- Sozialkapital
- liquide Mittel
- Wertpapiere
- Verzinsliche Forderungen
- Beteiligungen
Equity Value der Böhler-Uddeholm AG

4.4.4 Minderheits- und Kontrollabschläge

Bei der Unternehmenswertermittlung stellt sich grundsätzlich die Frage, ob Mehr- oder Minderheitsanteile aufgrund der unterschiedlichen kumulierten Stimmrechte anders zu behandeln sind. Je nach Unternehmensgröße sowie der Streuung der Aktien können einzelne Anteile mehr oder weniger wert sein. Dies liegt darin begründet, dass jemand, der über die Stimmmehrheit oder eine Sperrminorität verfügt, mehr Einfluss auf die Geschäftsstrategie und damit insbesondere auch auf die Gewinnverwendung nehmen kann, als kleinere Aktionäre. Diese Option hat generell einen ökonomischen Wert, den es bei der Bewertung eines Minderheitspakets zu berücksichtigen gilt.

Bei Minderheitsanteilen mit Börsekurs entspricht der zu erwartende Wert diesem Wert, da an der Börse grundsätzlich Minderheiten gehandelt werden und ein Minderheitsabschlag implizit enthalten ist. Bei der Bewertung von Minderheitsanteilen ohne Börsenkurs wird hingegen in der Praxis vorwiegend die indirekte Wertermittlung von Minderheitsanteilen herangezogen, die im Folgenden kurz beschrieben wird:

Bei der indirekten Methode wird ausgehend von einem Unternehmensgesamtwert eine Wertquote des Anteils in Prozent festgelegt. Für die Festsetzung des Verkehrswertes kann anschließend in der Regel ein sogenannter Paketzuschlag bei Mehrheitsanteilen angesetzt werden, wenn durch eine Fusion Synergien entstehen. Aus demselben Grund, aus dem Mehrheitsanteile oft mehr wert sind als der prozentuale Anteil am Unternehmensgesamtwert, sind Minderheitsanteile oft entsprechend weniger wert, da den Minderheiten die Kontrollmöglichkeit über die Geschäftsstrategie fehlt. Folglich ist bei der Bewertung eine Korrektur vorzunehmen.

Hinsichtlich eines vorzunehmenden Abschlages kann zwischen einem Minderheitsabschlag wegen fehlender Kontrolle („discount for lack of control") und jenem für beschränkte Marktgängigkeit („discount for lack of marketability") unterschieden werden. Die zwei Konzepte basieren grundsätzlich auf unterschiedlichen Überlegungen, auch wenn zwischen den beiden Abschlägen Wechselwirkungen bestehen.

Die nachstehende Darstellung fasst den Ansatz von Minderheits- und Kontrollabschlägen schematisch zusammen:

Schematische Darstellung der Minderheits- und Kontrollabschläge

Quelle: Ernst & Young



Ökonomische Bewertungsmethoden
Spekulativer Transaktionswert inkl. Potentieller Synergien
DCF, MVA, Ertragswert plus diskontierte Synergien
Wert einer börsenotierten Mehrheitsbeteiligung
Spekulations-zuschlag
DCF, MVA, Ertragswert (going conern on a standalone basis)
Wert einer börsennotierten Aktie
Mehrheitszuschlag
Minderheits-abschlag
Trading und Transaction Multiples von börsennotierten Firmen
Wert einer illiquiden Aktie
Illiquiditäts-abschlag
Transaction Multiples von illiquiden Unternehmen

Im Rahmen der Bewertung wurde, in Übereinstimmung mit dem Fachgutachten KFS/BW1, kein Minderheitsabschlag angesetzt.

Weiters wurde auf die Berücksichtigung eines Illiquiditätsabschlages verzichtet, da die Ermittlung des Betafaktors auf Grundlage des Kovarianzrisikos der Böhler-Uddeholm AG Aktie ermittelt wurde und hierbei ein allfälliger Illiquiditätsabschlag bereits implizit berücksichtigt worden ist.

4.4.5 Nicht betriebsnotwendiges Vermögen und Verlustvorträge

4.4.5.1 Nicht betriebsnotwendiges Grundstück

Die Böhler-Uddeholm AG besitzt ein nicht betriebsnotwendiges Grundstück in Düsseldorf. Der Verkehrswert des Grundstücks beträgt gemäß Konzernabschluss rd. MEUR 21,3.

In der Bewertung wurde von einer Veräußerung des nicht betriebsnotwendigen Grundstücks ausgegangen. Es wurden daher latente Steuern in Höhe von 28,0% auf die stillen Reserven ermittelt und vom Verkehrswert in Abzug gebracht.

4.4.5.2 Verlustvorträge

Der Stand der steuerlichen Verlustvorträge betrug zum 31. März 2008 MEUR 37,7. Der Verbrauch der steuerlichen Verlustvorträge erfolgt auskunftsgemäß gleichmäßig in den drei Planjahren 2008/09 bis 2010/11. Die zukünftige Steuerersparnis basiert auf dem durchschnittlichen geplanten Ertragssteuersatz von 28,0%,

Im Rahmen der vorliegenden Bewertung wurde methodenbedingt die volle Ertragsteuer von den geplanten EBIT in Abzug gebracht. Die steuerlichen Verlustvorträge wurden unabhängig von den geplanten freien Cash Flows eigenständig bewertet. Die Abzinsung auf den Bewertungsstichtag erfolgte mit den periodenspezifischen WACC. Der Wert der steuerlichen Verlustvorträge zum Bewertungsstichtag 31. März 2008 beträgt MEUR 9,1.

4.4.6 Ewige Rente

Der Ermittlung der Ewigen Rente wurde, in Absprache mit dem Management der Böhler-Uddeholm AG, unter der Berücksichtigung von Synergien eine erzielbare EBITDA-Marge von 15,9% der Betriebsleistung zu Grunde gelegt, diese liegt über der aktuellen EBITDA Marge. Weiters wurde im Vergleich zum letzten Planjahr 2013/14 in der Ewigen Rente von einer einprozentigen Erhöhung der Betriebsleistung ausgegangen.

In weiterer Folge wurde von einer konstanten betrieblichen Kapazität der Böhler-Uddeholm AG während der Ewigen Rente ausgegangen. Aus diesem Grund wurden Ersatzinvestitionen in Höhe der geplanten Abschreibungen angesetzt.

Bei der Ermittlung der freien Cash Flows wurde eine nachhaltige Erhöhung des Working Capitals, basierend auf der zu Grunde liegenden Wachstumsrate der freien Cash Flows von einem Prozent berücksichtigt.

Zusätzlich wurde in der Ewigen Rente von einem Aufbau der Jubiläumsgeldrückstellungen ausgegangen.

Ermittlung Cash Flow-to-Equity

EBIT
Zins- und Dividenenerträge
Zinsaufwand Kreditverbindlichkeiten
Zinsaufwand Sozialkapital
Zinsaufwand Sonstige
EGT
- Steuern (28,0%)
+ Abschreibungen
- Investitionen
+ Erhöhung Investitionszuschüsse
- Auflösung Investitionszuschüsse
+/- Working Capital Veränderung
Veränderung Sozialkapital
Veränderung verzinsliche Forderungen
Veränderung verzinsliche Verbindlichkeiten
Cash Flow to Equity

4.5 DCF-Nettoverfahren (Equity Approach)

Als Ergänzung zur zuvor beschriebenen Unternehmensbewertung auf Basis des Bruttoverfahrens wurde im vorliegenden Fall eine Unternehmensbewertung auf Grundlage des Nettoverfahrens vorgenommen.

Beim Nettoverfahren auf Basis von Flows-to-Equity werden Cash Flows nach Zinszahlungen, Beteiligungserträgen und –aufwendungen sowie Kreditaufnahmen und -tilgungen und vor Dividenden, Kapitalherabsetzungen und –erhöhungen als Basis für die Bewertung des Unternehmens herangezogen. Die Flows-to-Equity entsprechen jenen Zahlungsströmen, die durch das operative Geschäft des Unternehmens sowie durch die Finanzierungstätigkeit des Unternehmens, mit Ausnahme der Eigenfinanzierung, erwirtschaftet werden.

Im Rahmen der vorliegenden Bewertung wurde von einer Vollausschüttung auf Grundlage der geplanten Jahresüberschüsse ausgegangen. Zur Finanzierung der Vollausschüttungen wurde die Aufnahme von Kreditverbindlichkeiten unterstellt. Die Flows-to-Equity entsprechen daher im Zuge dieser Bewertung den geplanten Jahresüberschüssen der Böhler-Uddeholm AG.

Die Ausgangsbasis für die Ermittlung der Flows-to-Equity bildete das Ergebnis der gewöhnlichen Geschäftstätigkeit (EGT). Auf Basis der geplanten EGT wurden folgende Anpassungen vorgenommen um die Flows-to-Equity zu ermitteln:

- Anteile von Minderheitsgesellschaftern von Konzerngesellschaften am Ergebnis wurden in Abzug gebracht.
- Ertragsteuern in Höhe von 28,0% wurden in Abzug gebracht
- Abschreibungen wurden durch Investitionen ersetzt
- Buchwertabgänge und geplante Firmenwertabschreibungen stellen unbare Aufwendungen dar und wurden daher addiert
- Erträge aus der Auflösung der Investitionszuschüsse wurden durch Investitionszuschüsse ersetzt
- Veränderungen des Working Capitals (Umlaufvermögen ohne Liquide Mittel, nicht verzinste Verbindlichkeiten, Rückstellungen (inklusive der Rückstellungen für Sozialkapital) wurden berücksichtigt.
- Veränderungen der Finanzverbindlichkeiten (Aufnahmen und Tilgungen von Finanzverbindlichkeiten) wurden berücksichtigt.

- Zur Finanzierung der Vollausschüttung der geplanten Jahresüberschüsse wurden zusätzliche Kreditverbindlichkeiten angesetzt. Diese wurden während des gesamten Planungszeitraums in Höhe des gesamten zusätzlichen Finanzierungsbedarfs fortgeschrieben und bei der Ermittlung der Flows-to-Equity berücksichtigt.

Da die Flows-to-Equity ausschließlich den Eigenkapitalgebern zur Verfügung stehen, werden sie mit der auf Grundlage der mit kapitalmarkttheoretischen Modellen ermittelten erwarteten Renditeforderung der Eigenkapitalgeber für das verschuldete Unternehmen diskontiert. In der vorliegenden Bewertung wurden die Flows-to-Equity mit den periodenspezifischen Eigenkapitalkosten der Böhler-Uddeholm AG auf den Bewertungsstichtag kapitalisiert (zur Ermittlung der Eigenkapitalkosten auf Basis des CAPM wird auf Punkt 4.2 verwiesen).

Die periodenspezifischen Eigenkapitalkosten der Böhler-Uddeholm AG zeigen den nachfolgend dargestellten Verlauf:

Darstellung der Eigenkapitalkosten der Böhler-Uddeholm AG

	GJ08/09B	GJ09/10P	GJ10/11P	GJ11/12P	GJ12/13P	GJ13/14P
EK-Zinssatz	9,35%	9,62%	9,74%	9,83%	9,93%	9,97%

Quelle: Mittelfristplanung Böhler-Uddeholm AG 2008/09-2010/11, Fortschreibung Böhler-Uddeholm AG, Berechnungen Ernst & Young

Der Unternehmenswert (Equity Value) ergibt sich direkt aus dem Barwert der kapitalisierten Flows-to-Equity und wurde um den Marktwert des nicht betriebsnotwendigen Vermögens sowie steuerlichen Verlustvorträgen erhöht.

4.6 Marktbewertung

4.6.1 Grundlagen der Marktbewertung

Um den nach dem DCF-Verfahren ermittelten Unternehmenswert im Sinne des Fachgutachtens KFS/BW1 zu plausibilisieren, haben wir eine vergleichende Unternehmensbewertung nach dem Multiplikatorverfahren angestellt, wobei wir sogenannte „Trading Multiples“ im Rahmen der Similar-Public-Company-Methode analysiert haben.

Dem Trading-Multiples-Ansatz liegt die Annahme zu Grunde, dass Unternehmen, die sich hinsichtlich ihrer wesentlichen betriebswirtschaftlichen Rahmenbedingungen (z.B. Geschäftsgegenstand, Größe oder Ertragslage) gleichen, auch den gleichen Unternehmenswert haben sollen.

Zu diesem Zweck wird aus einem Referenzwert und dem korrespondierenden Unternehmenswert vergleichbarer börsenotierter Unternehmen (Peer-Group) eine Verhältniszahl („Multiplikator“) ermittelt. Diese Verhältniszahl wird in weiterer Folge mit der entsprechenden Finanzkennzahl des zu bewertenden Unternehmens multipliziert. Als Referenzgrößen kommen dabei in erster Linie Umsatz- und Ertragsgrößen (EBITDA, EBIT, Jahresüberschuss) oder Substanzgrößen (Buchwert des Eigenkapitals) zur Anwendung. Grundsätzlich sind hierbei aktuelle und zukünftig erwartete Werte den historischen Werten vorzuziehen.

Als kritische Faktoren einer vergleichenden Marktbewertung gelten damit die Auswahl der vergleichbaren Referenzgrößen und die Auswahl der Peer-Group.

4.6.2 Auswahl der Multiplikatoren

Im Rahmen der vergleichenden Marktbewertung wurde auf folgende drei Ertragsgrößen zurückgegriffen:

- EBITDA
- EBIT
- Jahresüberschuss nach Minderheitsanteilen am Ergebnis

Um die operative Ertragskraft eines Unternehmens zu bewerten, wurden Multiplikatoren auf Basis des EBITDA ermittelt. Diese Gewinngröße ist frei von Effekten wie Abschreibungen, Finanzierungskosten und steuerlichen Aspekten und spiegelt die operative Ertragskraft des Unternehmens wider.

Da die Böhler-Uddeholm AG als Edelstahlproduzent in einer sehr anlagenintensiven Industrie tätig ist, wurde der Unternehmenswert auch auf Basis des EBIT-Multiplikators ermittelt. Diese Erfolgsgröße beinhaltet die Abschreibungen von materiellen und immateriellen Vermögenswerten und trägt daher der unternehmensspezifischen Abschreibungs- (und Investitionspolitik) verstärkt Rechnung.

Der Price/Earnings-Mulitplikator wurde auf Grundlage des Jahresüberschusses der Böhler-Uddeholm AG nach Abzug der Ergebnisanteile der Minderheitsgesellschafter berechnet. Dieser Multiplikator spiegelt neben der operativen Ertragskraft und der Abschreibungs- bzw. Investitionspolitik, auch die Kapitalstruktur und die unternehmensspezifischen Steuereffekte wider.

Die Multiplikatoren wurden einerseits auf Basis der bereinigten Ertragsgrößen des Ist-Kalenderjahres 2007 sowie andererseits auf Grundlage der geplanten Ertragsgrößen des Detailplanungszeitraums von 2008/09 und 2009/10 ermittelt.

4.6.3 Auswahl der Vergleichsunternehmen (Peer-Group)

Die Auswahl der Peer-Group-Unternehmen erfolgte auf Basis eines Peer-Group Researchs von Ernst & Young in Absprache mit dem Management der Böhler-Uddeholm AG.

Vergleichbare börsenotierte Unternehmen wurden insbesondere anhand des Geschäftsmodells identifiziert. Weiters erfolgte ein Vergleich der Ertragskraft der Peer-Group Unternehmen mit jener der Böhler-Uddeholm AG auf Grundlage der operativen Margen (EBITDA-, EBIT- und Earnings-Margen (=Jahresüberschuss-Margen).

Die folgende Darstellung zeigt die ausgewählten Vergleichsunternehmen und eine Gegenüberstellung der EBITDA-, EBIT- und Earnings-Margen mit jenen der Böhler-Uddeholm AG:

Margenvergleich Böhler-Uddeholm AG und der Peer-Group

Company	EBIT Marge KJ2007	EBIT Marge 2008/09	EBIT Marge 2009/10	EBITDA Marge KJ2007	EBITDA Marge 2008/09	EBITDA Marge 2009/10	Earnings Marge KJ2007	Earnings Marge 2008/09	Earnings Marge 2009/10
Carpenter Technology Corp	16,6%	17,8%	19,7%	na	20,1%	22,2%	15,6%	12,2%	12,7%
Sandvik AB	16,4%	17,1%	17,2%	19,9%	20,8%	20,6%	11,0%	10,5%	11,3%
Charter Plc	12,0%	12,2%	12,6%	13,1%	13,1%	13,6%	9,6%	9,7%	10,5%
Daido Steel Co Ltd	6,1%	6,5%	7,5%	9,2%	9,8%	10,7%	4,1%	2,7%	4,0%
Schmolz + Bickenbach AG	7,7%	7,7%	7,7%	9,8%	10,4%	10,3%	4,3%	4,4%	4,6%
Ladish Co Inc	12,3%	13,5%	13,5%	14,5%	16,2%	17,4%	10,7%	8,2%	9,0%
Precision Castparts Corp	21,7%	22,5%	22,3%	24,4%	24,1%	24,3%	14,7%	14,9%	15,3%
Mittelwert	**13,3%**	**13,9%**	**14,4%**	**15,2%**	**16,4%**	**17,0%**	**10,0%**	**8,9%**	**9,6%**
Median	**12,3%**	**13,5%**	**13,5%**	**13,8%**	**16,2%**	**17,4%**	**10,7%**	**9,7%**	**10,5%**
Böhler-Uddeholm AG	12,4%	12,7%	13,2%	15,3%	16,3%	17,1%	8,2%	8,1%	8,3%

Quelle: Bloomberg Abfrage 9. April 2008, Geschäftsberichte der Peer-Group Unternehmen zum Geschäftsjahr 2007, Bericht über die Prüfung des Konzernzwischenabschlusses zum 31. Dezember 2007 der Böhler-Uddeholm AG, Mittelfristplanung Böhler-Uddehoolm AG 2007/08 bis 2009/10

Die Ertragsgrößen (EBITDA, EBIT und Earning) der Vergleichsunternehmen für den Analysezeitraum wurden für das Ist-Jahr 2007 aus den aktuellen Jahresabschlüssen und für die Planjahre 2008 bis 2010 aus aktuellen Einschätzungen von Analysten abgeleitet (Quelle: Bloomberg-Abfrage 9. April 2008). Die verzinslichen Nettoverbindlichkeiten der Peer-Group Unternehmen wurden auf Grundlage der aktuellsten veröffentlichten Zwischen- und Geschäftsberichte der Unternehmen ermittelt. Der Unternehmenswert wurde jeweils aus der Börsekapitalisierung der Vergleichsunternehmen unter Hinzurechnung der verzinslichen Nettoverbindlichkeiten errechnet.

Die EBITDA-, EBIT- und Price/Earnings-Multiplikatoren der Vergleichsunternehmen stellen sich für die einzelnen Jahre der Planungsperiode wie folgt dar:

Darstellung der Ertrags-Multiplikatoren Peer-Group

Company	EV/EBIT 2007	EV/EBIT 2008	EV/EBIT 2009	EV/EBITDA 2007	EV/EBITDA 2008	EV/EBITDA 2009	P/E 2007	P/E 2008	P/E 2009
Carpenter Technology Corp	9,0x	8,4x	6,8x	na	7,5x	6,0x	9,7x	12,5x	10,7x
Sandvik AB	11,1x	9,9x	9,3x	9,1x	8,1x	7,8x	13,4x	13,0x	11,6x
Charter Plc	8,3x	7,3x	7,0x	7,6x	6,7x	6,5x	10,4x	9,1x	8,4x
Daido Steel Co Ltd	8,3x	6,8x	5,6x	5,4x	4,5x	4,0x	11,4x	15,5x	9,8x
Schmolz + Bickenbach AG	10,2x	10,1x	9,7x	8,0x	7,5x	7,3x	13,5x	13,0x	12,2x
Ladish Co Inc	12,3x	9,8x	8,5x	10,4x	8,2x	6,6x	11,7x	13,4x	10,6x
Precision Castparts Corp	10,6x	9,0x	8,1x	9,4x	8,4x	7,5x	14,9x	13,0x	11,3x
Mittelwert	**10,0x**	**8,8x**	**7,9x**	**8,3x**	**7,3x**	**6,5x**	**12,2x**	**12,8x**	**10,6x**
Median	**10,2x**	**9,0x**	**8,1x**	**8,6x**	**7,5x**	**6,6x**	**11,7x**	**13,0x**	**10,7x**

Quelle: Bloomberg Abfrage 9. April 2008, Geschäftsberichte der Peer-Group Unternehmen zum Geschäftsjahr 2007

5. Vergangenheitsanalyse

5.1 Analyse der Ertragslage

Die Ertragslage der Böhler-Uddeholm AG stellt sich in 2006 und im Kalenderjahr 2007 (1. Jänner 2007 bis 31. Dezember 2007) wie folgt dar:

Darstellung der Ertragslage 2006 und Kalenderjahr 2007

Währung: MEUR	GJ06I	KJ07I
Umsatzerlöse Dritte	3.087,5	3.629,0
Umsatzerlöse IC	2,7	8,1
Umsatzerlöse	**3.090,2**	**3.637,1**
Veränderung in %	*na*	*17,7%*
Bestandsveränderungen	30,0	110,7
Aktivierte Eigenleistungen	3,1	3,4
Betriebsleistung	**3.123,2**	**3.751,3**
Veränderung in %	*na*	*20,1%*
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	(2.229,8)	(2.729,6)
Veränderung in %	*na*	*22,4%*
Intensität (in % der Betriebsleistung)	*71,4%*	*72,8%*
Rohergebnis vom Umsatz	893,4	1.021,6
Veränderung in %	*na*	*14,4%*
Rohmarge (in % der Betriebsleisung)	*28,6%*	*27,2%*
Sonstige betriebliche Erträge	**29,2**	**45,3**
Veränderung in %	*na*	*54,9%*
Intensität (in % der Betriebsleistung)	*0,9%*	*1,2%*
Vertriebskosten	**(376,0)**	**(394,9)**
Veränderung in %	*na*	*5,0%*
Intensität (in % der Betriebsleistung)	*12,0%*	*10,5%*
Verwaltungskosten	**(147,9)**	**(159,9)**
Veränderung in %	*na*	*8,1%*
Intensität (in % der Betriebsleistung)	*4,7%*	*4,3%*
Sonstige betriebliche Aufwendungen	**(43,1)**	**(48,2)**
EBIT	**355,7**	**463,9**
Veränderung in %	*na*	*30,4%*
EBIT-Marge (in % der Betriebsleistung)	*11,4%*	*12,4%*

Währung: MEUR	GJ06I	KJ07I
Erträge aus Dividenden und Profitpooling	0,5	0,9
Zinserträge	10,9	10,0
Zinsaufwendungen	(46,6)	(50,7)
Finanzergebnis	(35,2)	(39,8)
Veränderung in %	*na*	*13,1%*
EBT	320,5	424,1
Veränderung in %	*na*	*32,3%*
EBT-Marge (in % der Betriebsleistung)	*10,3%*	*11,3%*
Außerordentliches Ergebnis	-	-
Steuern vom Einkommen und Ertrag angepasst	(89,7)	(118,8)
Jahresüberschuss/Jahresfehlbetrag	230,8	305,4
Veränderung in %	*na*	*32,3%*
Net Profit Marge (in % der Betriebsleistung)	*7,4%*	*8,1%*

Quelle: Geprüfter Konzernabschluss Böhler-Uddeholm AG 2006, Bericht über die Prüfung des Konzernzwischenabschlusses zum 31. Dezember 2007 Böhler-Uddeholm AG

Als Vergleichsperiode wurden die Jahre 2006 und 2007 herangezogen. Die Geschäftsjahre vor 2006 sind aufgrund der getätigten Akquisitionen von Villares Metals und Buderus nur eingeschränkt vergleichbar. Im Rahmen unserer Analyse wurden die Jahre 2006 und 2007 herangezogen, da in diesen Jahren keine wesentlichen Akquisitionen erfolgt sind. Das Wachstum von 2006 auf 2007 stellt somit im Wesentlichen das operative Wachstum der Geschäftesbereiche dar.

In der außerordentlichen Hauptversammlung vom 20. September 2007 hat die Gesellschaft unter anderem eine Änderung des Bilanzstichtages auf den 31. März beschlossen. Gemäß IAS 1.49 wurde daher die Berichtsperiode auf den Zeitraum 1. Jänner 2007 bis 31. März 2008 verlängert. Zum Stichtag 31. Dezember 2007 (1. Jänner bis 31. Dezember 2007) wurde ein verkürzter Konzernzwischenabschluss in Übereinstimmung mit den Internationalen Financial Reporting Standards (IFRS) für Zwischenberichterstattung, wie sie in der EU anzuwenden sind, aufgestellt.

In der Darstellung der Ertragslage ist das Jahr 2006 für zwölf Monate (von 1. Jänner bis 31. Dezember 2006) berücksichtigt. Die zweite Spalte spiegelt die Ertragslage der ersten vier Quartale des Geschäftsjahres 2007/08 (Konzernzwischenabschluss vom 1. Jänner bis 31. Dezember 2007) wider.

Zur besseren Vergleichbarkeit der Vergangenheit mit der Zukunft wurden die Erträge um nicht operative, außerordentliche und einmalige Erträge und Aufwendungen bereinigt. Diese Erträge und Aufwendungen betreffen insbesondere folgende Positionen:

- Erträge aus dem Verkauf von Anlagevermögen
- Aufwendungen aufgrund von Firmenwertabschreibungen
- Aufwendungen aufgrund von außerordentlichen Abschreibungen
- Gewinne und Verluste aufgrund von Wechselkursänderungen
- Gewinne aus Bewertungen nach IAS 39
- Wertberichtigungen
- Versicherungserträge aufgrund des Brandschadens bei Buderus Edelstahl Band GmbH und Buderus Edelstahl Schmiedetechnik GmbH

Im Jahr 2006 wurden MEUR 21,3 (Erträge MEUR 44,9 und Aufwendungen MEUR 23,6) und im Kalenderjahr 2007 MEUR 13,9 (Erträge MEUR 58,6 und Aufwendungen MEUR 44,7) bereinigt.

Im Unterschied zum geprüften Konzernabschluss wurden die aktivierten Eigenleistungen und die Bestandsveränderungen gesondert dargestellt. Im Konzernabschluss sind diese Positionen in den Herstellungskosten ausgewiesen.

Die Betriebsleistung, das EBITDA und das EBIT der Böhler-Uddeholm AG nach Divisionen sind in folgender Tabelle dargestellt:

Ergebnisse Divisionen Böhler-Uddeholm AG 2006 und 2007 (Jänner bis Dezember)

Währung: MEUR	High Performance Metals	Welding Consumables	Precision Strip	Special Forgings	Sonstige	Konzern
Betriebsleistung 2006	2.296,7	444,0	319,5	244,1	74,1	3.123,2
Betriebsleistung 2007	2.765,8	549,8	349,4	290,9	80,6	3.751,3
EBITDA 2006	354,8	52,9	60,4	16,3	(7,7)	476,5
EBITDA 2007	445,2	72,0	61,6	29,1	(22,3)	585,7
EBIT 2006	278,8	45,1	50,6	11,4	(10,0)	376,0
EBIT 2007	362,7	63,3	52,2	22,6	(24,8)	476,0
EBITDA-Marge 2006 (in % der Betriebsleistung)	*15,4%*	*11,9%*	*18,9%*	*6,7%*	*-10,4%*	*15,2%*
EBITDA-Marge 2007 (in % der Betriebsleistung)	*16,1%*	*13,1%*	*17,6%*	*10,0%*	*-27,7%*	*15,6%*
EBIT-Marge 2006 (in % der Betriebsleistung)	*12,1%*	*10,2%*	*15,8%*	*4,7%*	*-13,5%*	*12,0%*
EBIT-Marge 2007 (in % der Betriebsleistung)	*13,1%*	*11,5%*	*14,9%*	*7,7%*	*-30,8%*	*12,7%*

Quelle: Geprüfter Konzernabschluss Böhler-Uddeholm AG 2006, Bericht über die Prüfung des Konzernzwischenabschlusses zum 31. Dezember 2007 Böhler-Uddeholm AG

Die Daten zu den einzelnen Divisionen sind unbereinigt.

Die Entwicklung während der Jahre 2006 und 2007 war durch folgende Faktoren gekennzeichnet:

5.1.1 Geschäftsjahr 2006

Insgesamt war das Geschäftsjahr 2006 von einem positiven konjunkturellen Umfeld in den wichtigsten Absatzmärkten der Böhler-Uddeholm AG geprägt. Mit Ausnahme des nordamerikanischen Marktes stieg die Nachfrage nach Edelstahl in allen Abnehmerindustrien. Die Legierungspreise verzeichneten einen leichten Rückgang, während die Schrottpreise auf hohem Niveau konstant blieben. Dem Anstieg der Betriebsleistung stehen erhöhte Aufwendungen für Energie und Personal, sowie ansteigende Abschreibungen in Folge der verstärken Investitionstätigkeit gegenüber.

Im Geschäftsjahr 2006 wurden erstmals die im Juni 2005 von der Robert Bosch GmbH erworbene Edelstahlwerke Buderus AG sowie die ebenfalls im Jahr 2005 erworbene Avesta Welding AB in allen vier Quartalen berücksichtigt. Die drei Buderus Edelstahl Gesellschaften erzielten im Geschäftsjahr 2006 einen (konsolidierten) Gesamtumsatz von MEUR 493,8 (EBIT MEUR 48,5), während die Avesta Welding AB MEUR 38,6 zum Gesamtumsatz der Böhler-Uddeholm AG beitrug. Daraus resultiert, dass im Jahr 2006 von dem erzielten 19%-igen Umsatzwachstum rd. 8% auf organischem Wachstum und rd. 11% auf Wachstum aufgrund von Akquisitionen beruhen.

5.1.2 Kalenderjahr 2007 (Zeitraum 1. Jänner 2007 bis 31. Dezember 2007)

Im Kalenderjahr 2007 konnten, bedingt durch die starke Nachfrage in allen Kernmärkten, mit Ausnahme der USA, sowohl die abgesetzte Menge, als auch die Absatzpreise erhöht werden. Weiters konnte in diesem Kalenderjahr nahezu eine Vollauslastung der Produktionskapazitäten erreicht werden. Hauptnachfragetreiber waren die energieerzeugende Industrie, Ölfeldtechnik, Maschinen- und Anlagenbau sowie die chemische Industrie. Sowohl die Legierungs- als auch Schrottpreise stiegen im Jahr 2007 und führten zu einer Verbesserung der operativen Margen.

Die Erhöhung der operativen Margen wurde insbesondere in den beiden Divisionen High Perfomance Metals und Welding Consumables erzielt. In Folge des Umsatzwachstums im Kalenderjahr 2007 (der Umsatz der Gruppe erreicht im Jahr 2007 einen Wert iHv MEUR 3.637,1, was einen Umsatzanstieg von rd 17,7% bedeutet) konnten, bedingt durch die damit verbundene Fixkostendegression die EBIT-Margen gesteigert werden. Das bereinigte EBIT der Böhler-Uddeholm AG stieg von MEUR 355,7 auf MEUR 463,9 um rd 30,4%. Die bereinigte EBIT Marge (EBIT in % der Betriebsleistung) konnte von 11,4% im Jahr 2006 auf 12,4% im Jahr 2007 verbessert werden.

Im Juni des Jahres gab es bei den Buderus Gesellschaften am Standort in Wetzlar einen Brandschaden. Dieser Schaden wurde durch Versicherungserträge abgedeckt. Im Rahmen unserer Analyse wurden sowohl die Aufwendungen als auch die Erträge im Zusammenhang mit dem Versicherungsschaden bereinigt. Vom Brandschaden betroffen waren in erster Linie die Gesellschaften Buderus Edelstahl Band GmbH (Division Precision Strip) und Buderus Edelstahl Schmiedetechnik GmbH (Division Special Forgings).

Die durchschnittlichen Legierungspreise erhöhten sich von EUR 4,37/kg im Geschäftsjahr 2006 auf EUR 5,14/kg im Kalenderjahr 2007 (Stand: 31. Dezember 2007). Dies entsprach einem Anstieg von rd. 18% und wirkte sich tendenziell positiv auf die operativen Margen der Böhler-Uddeholm AG im Jahr 2007 aus.

Hierbei sanken die Rohmargen jedoch geringfügig (im Konzern von 28,6% auf 27,2% der Betriebsleistung). Die EBIT-Margen in der Division High Performance Metals konnten von 12,1% auf 13,1% und in der Division Welding Consumables von 10,2% auf 11,5% gesteigert werden.

Die Ergebnisentwicklung des Jahres 2007 im Vergleich zum Jahr 2006 der vier Divisionen ist insbesondere auf folgende Faktoren zurückzuführen (Quelle: Geschäftsbericht Böhler-Uddeholm AG, Auskünfte und Präsentationen des Managements der Böhler-Uddeholm AG)

5.1.2.1 Division High Performance Metals

In Europa entwickelten sich die Märkte auf relativ konstantem Niveau. In Südamerika (vor allem in Brasilien) wirkte sich die hohe Binnennachfrage positiv auf den Geschäftsverlauf aus. Exporte waren durch die Währungsrelationen beeinflusst. Die Märkte in den USA und Japan blieben unter den Erwartungen.

Die Steigerung der Profitabilität ist insbesondere auf folgende Punkte zurückzuführen:

- Gutes Preisniveau auf stabilem Niveau
- Gestiegener Absatz
- Vollauslastung der Aggregate
- Maßnahmen zur Kostenreduktion

5.1.2.2 Division Welding Consumables

Die Nachfrage entwickelte sich im Jahr 2007 relativ konstant. In den USA war gegen Ende des Jahres ein Rückgang des Bedarfes für Schweißzusatzwerkstoffe zu erkennen. Die Produktionsbetriebe waren im abgelaufenen Geschäftsjahr gut ausgelastet. Im vierten Quartal kamen die Margen im Vergleich zu den Vorjahren unter Druck.

5.1.2.3 Division Precision Strip

Die Zuwächse in dieser Division wurden vor allem im europäischen Raum generiert. Weiters konnte sowohl in den USA als auch im asiatischen Raum ein Wachstum verzeichnet werden. Die Entwicklung des US-Dollar und der Rückgang beim Hausbau führten zu einer Reduktion des Wachstums. Die Preise entwickelten sich stabil auf gutem Niveau, was unter anderem auf eine Verbesserung des Produktmixes zurückzuführen ist. Die Buderus Edelstahl Band GmbH war von einem Brandschaden betroffen.

5.1.2.4 Division Special Forgings

Die Nachfrage war im abgelaufenen Kalenderjahr auf hohem Niveau. Insbesondere die Flugzeugindustrie und die Triebwerkshersteller erwiesen sich als Treiber dieser Division. Der Umsatzanstieg ist auf einen Mix aus Mengen- und Preissteigerung zurückzuführen. Da insbesondere in der Flugzeugindustrie der US-Dollar die dominierende Währung ist, hatte die Entwicklung des Euro zum US-Dollar einen negativen Effekt auf das Geschäft. Die Buderus Edelstahl Schmiedetechnik GmbH war von einem Brandschaden betroffen.

5.1.2.5 Rumpfgeschäftsjahr

In den Monaten Jänner bis März 2008 hat sich die oben beschriebene Entwicklung fortgesetzt.

5.2 Vermögenslage zum 31. März 2008

Die Vermögenslage der Böhler-Uddeholm AG stellte sich zum 31. Dezember 2006 und zum 31. März 2008 wie folgt dar:

Darstellung der Vermögenslage der Böhler-Uddeholm AG zum 31. Dezember 2006 und 31. März 2008

Währung: MEUR	GJ06I	GJ07/08I
Langfristiges Vermögen		
Immaterielles und Sachanlagevermögen	923,1	1.078,1
Finanzanlagevermögen	30,3	16,6
Summe Langfristiges Vermögen	**953,4**	**1.124,6**
Kurzfristiges Vermögen		
Vorräte	1.043,4	1.287,1
Forderungen aus Lieferungen & Leistungen	599,6	701,4
Forderungen gegenüber verbundene Unternehmen	0,0	10,8
Sonstige Forderungen	79,6	103,0
Rechnungsabgrenzung	75,6	71,7
Liquide Mittel	118,6	96,5
Summe Kurzfristiges Vermögen	**1.916,8**	**2.270,4**
Aktiva	**2.870,2**	**3.365,0**
Eigenkapital	**1.219,6**	**1.432,7**
Minderheitsanteile	**7,5**	**8,5**
Personalrückstellungen	295,3	300,7
Sonstige Rückstellungen	270,0	318,9
Summe Rückstellungen	**565,3**	**619,6**
Verbindlichkeiten gegenüber Kreditinstituten	625,1	727,5
Erhaltene Anzahlungen (kfr.)	3,8	9,3
Verbindlichkeiten aus Lieferungen und Leistungen	321,0	387,3
Wechselverbindlichkeiten	5,1	6,5
Verbindlichkeiten gegenüber Verbundenen Unternehmen	1,3	17,9
Sonstige Verbindlichkeiten	117,0	149,9
Verbindlichkeit Finanzierung Ausschüttungen	-	-
Passive Rechnungsabgrenzungen	4,4	5,9
Summe Verbindlichkeiten	**1.077,7**	**1.304,2**
Passiva	**2.870,2**	**3.365,0**

Quelle: Geprüfte Konzernabschlüsse Geschäftsjahre 2006 und 2007/08 Böhler-Uddeholm AG

Das Anlagevermögen steigt bedingt durch das umfassende Investitionsprogramm der Böhler-Uddeholm AG. Im Jahr 2007 (Jänner bis Dezember) wurden Investitionen iHv MEUR 211 getätigt.

Aufgrund des Geschäftsverlaufes stiegen sowohl die Vorräte als auch die Forderungen aus Lieferungen & Leistungen, was zu einem Aufbau des Working Capitals führte. Der Anstieg des Working Capitals führte auch zu einem Anstieg der verzinsten Verbindlichkeiten.

6. Planung

6.1 Planungsprozess

Der Planungsprozess erfolgt auskunftsgemäß zum überwiegenden Teil Bottom up. Die Vertriebsgesellschaften planen in Abstimmung mit den Produktionsgesellschaften den Absatz. Nachdem die Produktions- und Vertriebsgesellschaften ihre Mittelfristplanungen erstellt haben, werden in Planungsgesprächen vereinzelt Adaptierungen der Planung vorgenommen.

Die Planung erfolgt für Großkunden auf Kundenbasis. Als Grundlage für die Erstellung der Mittelfristplanung dient die Kostenrechnung in den einzelnen Gesellschaften. In der Planungsphase werden insbesondere der Umsatz und das operative Ergebnis (EBIT) geplant. Die Struktur der Gewinn- und Verlustrechnung in Form einer Gliederung entsprechend den Vorschriften des UGB/IFRS wird in einem zweiten Schritt erstellt.

Die Ernst & Young vorliegende Mittelfristplanung wurde im November 2007 erstellt. Die Mittelfristplanung *wurde am 17. Dezember 2007 in der 81. Aufsichtsratssitzung dem Aufsichtsrat präsentiert und genehmigt.*

Gem.§ 3 (7) GesAusG iVm. § 112 (3) AktG wurde von einer Angabe der Plandaten des Unternehmens Abstand genommen, da die Darstellung der Planungsrechnung nach vernünftiger unternehmerischer Beurteilung geeignet ist, dem Unternehmen oder einem Verbundenen Unternehmen einen erheblichen Nachteil zuzufügen.

6.2 Rahmenbedingungen der Planung

6.2.1 Wirtschaftliches Umfeld

Die globale Stahlindustrie war 2007 auf einem sehr hohen Niveau.

Im Rahmen der Erstellung der Planung wurde davon ausgegangen, dass die Weltwirtschaft auch im Jahr 2008 in guter Verfassung bleibt.

Es bestehen allerdings zunehmend Risiken, die zu einer Verlangsamung des Wirtschaftswachstums führen können.

- Die Immobilienkrise in den USA und die dadurch ausgelösten Turbulenzen auf den Finanzmärkten sowie der von Rohstoffpreissteigerungen verursachte starke Anstieg der Verbraucherpreise belasten die internationale Konjunktur.
- Die Finanzkrise kann möglicherweise auch Auswirkungen auf die gesamtwirtschaftliche Entwicklung der Schwellenländer sowie der neuen Mitgliedsländer der EU haben.
- Konjunkturzyklen in den bedeutendsten Abnehmerindustrien und –märkten der Böhler-Uddeholm AG können die Absatzlage des Konzerns wesentlich beeinflussen.
- Zunehmende Unsicherheiten bilden insbesondere:
  - Steigende Personal-, Energie und Rohstoffkosten
  - Hoher Rohölpreis
  - Gestiegenes Zinsniveau
  - Volatile Legierungspreise sowie
  - Eine Abschwächung der Exporte in den US-Dollar Raum aufgrund des starken Euros

Die zwischen dem Zeitpunkt der Aufstellung der Planungsrechnung und dem Bewertungsstichtag eingetretene Verschlechterung der gesamtwirtschaftlichen Wachstumsprognosen in den wichtigsten Absatzmärkten wurde in der Planungsrechnung nicht berücksichtigt.

6.2.2 Entwicklung in den einzelnen Divisionen

Generell liegen der Planung der Böhler-Uddeholm AG folgende strategischen Eckpunkte zugrunde:

- Ausweitung der Schmiede-Kapazitäten (betroffen hiervon ist in erster Linie die Division High Performance Metals)
- Erhöhung der *Umschmelz-Kapazität für Sonderwerkstoffe*
- Ausbau der Produktionskapazität für Sägebandstahl (betroffen hiervon ist in erster Linie die Division Precision Strip)
- Verstärkung bei Vertrieb, Anarbeitung und Wärmebehandlung in Brasilien, Russland, Indien und China

6.2.2.1 High Performance Metals

Die Böhler-Uddeholm AG geht aufgrund der erwarteten Nachfrage in der Energiebranche und der Luftfahrtindustrie weiterhin von einer stabilen Nachfrage bei Sonderwerkstoffen und Ventilstählen aus. Der Bedarf an Edelbaustählen wurde auf hohem Niveau geplant.

Die Nachfrage nach Werkzeug- und Schnellarbeitsstählen, die insbesondere im Maschinen- und Formenbau zum Einsatz kommen wird als stabil eingeschätzt.

Beim Preisniveau geht man davon aus, dass insbesondere Standardgüten durch das erhöhte Angebot unter Druck kommen. Bei Sonderwerkstoffen können Preissteigerungen an den Markt weitergegeben werden.

Im Rahmen der Mittelfristplanung wurden von der Böhler-Uddeholm AG für das Planjahr 2008/09 ein Rückgang der Legierungspreise und für die folgenden Planjahre 2009/10 und 2010/11 ein sukzessiver Anstieg angesetzt.

Die Stärke des Euro, des Brasilianischen Reals und der Schwedischen Krone beeinträchtigen die Ertragslage.

Die Böhler-Uddeholm AG erwartet unter anderem aufgrund der steigenden Produktionskapazitäten am Markt einen zunehmenden Wettbewerbsdruck.

6.2.2.2 Welding Consumables

Im Rahmen der Budgetierung und der Mittefristplanung wurde von einer anhaltend guten Marktlage ausgegangen. Das Wachstum soll insbesondere in den Ostmärkten erwirtschaftet werden. Die Auftragslage in den USA und Kanada sowie im asiatischen Raum ist vom Projektgeschäft geprägt.

Im Bereich der unlegierten Segmente sowie bei rostfreien Massivdrähten wird von einem starken Wettbewerbs- und Preisdruck ausgegangen. Zusätzlich beeinflusst die derzeitige Währungssituation die Exportbedingungen. Der durch diese Effekte erzeugte Druck auf die Margen hat sich bereits im vierten Quartal des Jahres 2007 abgezeichnet und ist in weiterer Folge in der Planungsrechung abgebildet.

Die Substitution der Stabelektroden durch Massiv- und Fülldrähte stellt ein Risiko für die Entwicklung der Division dar.

6.2.2.3 Precision Strip

In der Planungsrechnung wurde mit einem konstant guten Niveau des Bandstahlmarktes gerechnet. Am Markt erfolgt derzeit eine Konsolidierung der Anbieter, was sich stabilisierend auf das Preisniveau beim Warmband auswirkt. Im Bereich des Kaltbandes ist insbesondere im Bereich der Standardgüten ein steigender Kostendruck gegeben. Es wird davon ausgegangen, das diese Kostensteigerungen am Absatzmarkt weitergeben werden können.

Die Ertragslage der Division Precision Strip ist durch die Schwäche des US-Dollar beeinflusst.

6.2.2.4 Special Forgings

Die Luftfahrtindustrie ist einer der Hauptabnehmer der Division Special Forgings. Die Nachfrage ist trotz der Produktionsverschiebungen bei den großen Flugzeugbauern Airbus und Boeing auf hohem Niveau. Aufgrund der angespannten Ertragslage bei den Flugzeugbauern besteht ein verstärkter Druck auf die Preise und Margen der Zulieferer.

Im Energiebereich wird von einer weiterhin guten Nachfrage sowohl in Asien als auch in Europa ausgegangen. Der LKW-Markt entwickelt sich weiter positiv.

Augrund der Kundenstruktur in der Luftfahrtindustrie wirkt sich der schwache US-Dollar negativ auf die Ertragslage der Division aus.

6.3 Working Capital

Das Working Capital inkludiert aktivseitig mit Ausnahme der liquiden Mittel alle Positionen des Umlaufvermögens, sowie auf der Passivseite alle nicht verzinsten Verbindlichkeiten und Rückstellungen, jedoch ohne die Veränderung der Abfertigungs-, Pensions- und Jubiläumsgeldrückstellungen.

Die Böhler-Uddeholm AG hat aufgrund der Geschäftsstrategie und des angebotenen Leistungsumfangs einen hohen Working Capital-Bestand. Gründe für diese Entwicklung sind insbesondere:

- Nahezu weltweite Marktpräsenz
- Hoher Wert der Vorleistung
- Schnelle Lieferfähigkeit am Markt um konkurrenzfähig zu sein

Das Working Capital wurde im Vergleich zur Betriebsleistung konstant geplant.

6.4 Verzinsliche Nettoverbindlichkeiten (Gearing)

Bei der Bewertung des Eigenkapitals (Equity Value) wird das verzinsliche Fremdkapital vom Unternehmenswert in Abzug gebracht und die verzinslichen Vermögenswerte zum Unternehmenswert addiert. Als Saldogröße ergeben sich die verzinslichen Nettoverbindlichkeiten bzw. die Nettoliquidität (sofern die verzinslichen Vermögenswerte das verzinsliche Fremdkapital übersteigen).

Das verzinsliche Fremdkapital setzt sich aus Minderheitsanteilen, Verbindlichkeiten gegenüber Kreditinstituten, Verbindlichkeiten aus Financial Leasing, Wechselverbindlichkeiten sowie verzinslichen Verbindlichkeiten gegenüber Verbundenen Unternehmen zusammen. Die verzinslichen Vermögenswerte umfassen Anteile an Verbundenen und Assoziierten Unternehmen, Wertpapiere des Finanzanlagevermögens, langfristige Ausleihungen gegenüber Verbundenen Unternehmen, Liquide Mittel und Wertpapiere des Umlaufvermögens sowie kurzfristige verzinsliche Forderungen gegenüber Verbundenen Unternehmen.

Die Wertansätze der Minderheitsanteile sowie der Anteile an Verbundenen und Assoziierten Unternehmen wurden für die Zwecke der Unternehmensbewertung aus den Planungsrechnungen zu den ausgewiesenen Buchwerten übernommen. Die IFRS Buchwerte stellen einen geeigneten Näherungswert für die Marktwerte (Fair Values) der Vermögenswerte bzw. Eigenkapitalinstrumente dar. Die buchmäßige Bewertung der Anteile an Verbundenen und Assoziierten Unternehmen erfolgte von Seiten der Böhler-Uddeholm AG für erstere zu fortgeführten Anschaffungskosten, für letztere im Rahmen der At-Equity-Methode.

Die Wertansätze der Minderheitsanteile entsprechen der IFRS Neubewertungsmethode im Rahmen der Erstkonsolidierung unter Berücksichtigung der Ergebnisanteile bzw. den erfolgten Ausschüttungen. Die geplanten Minderheitsanteile (sowie die Ergebnisanteile der Minderheitsgesellschafter) wurden um die Anteile der Minderheitsgesellschafter an der Korkmaz Celik Tecaret v.s.a.s. bereinigt.

Die Ermittlung der periodenspezifischen durchschnittlichen Kapitalkosten (WACC) erfolgte auf Grundlage der geplanten verzinslichen Nettoverbindlichkeiten bzw. der hieraus ermittelten Kapitalstruktur der einzelnen Planjahre.

6.5 Synergien mit der voestalpine AG

Aufgrund des Erwerbs des mehrheitlichen Anteils der Böhler-Uddeholm AG durch die voestalpine AG ergeben sich sowohl bei der Böhler-Uddeholm AG als auch bei der voestalpine AG Synergien.

Synergieeffekte aus der Eingliederung der Böhler-Uddeholm AG in den Konzern der voestalpine AG flossen jährlich MEUR 58,6 nachhaltig in die Bewertung der Böhler-Uddeholm AG ein.

Wesentliche Synergiepotenziale wurden im Einkauf, im IT Bereich, in der Forschung & Entwicklung und im Rahmen von Kostensenkungsprogrammen geplant.

6.6 Fortschreibungsphase

Im Rahmen der Bewertung wurde aufgrund der hohen Investitionen in der Mittelfristplanung ein Drei-Phasenmodell gewählt.

Die mit der Prognose der künftigen Cash Flows verbundene Unsicherheit versucht man durch eine Gliederung des Prognosezeitraums in mehrere Abschnitte zu vermindern. Nach KFS/BW1 kann den Schwierigkeiten der Prognose u.a. „durch die Unterteilung des Planungszeitraumes in Phasen mit unterschiedlicher Genauigkeit und Verlässlichkeit der Schätzung" Rechnung getragen werden. Ausgehend von der Annahme unendlicher Unternehmensdauer wird eine Zerlegung in die nachstehenden Phasen mit je nach Einzelfall unterschiedlicher Länge empfohlen (Mehrphasenmodell):

1. Phase : Mittelfristplanung
2. Phase: Trenderwartung und Ableitung aus den Plänen der Phase 1
3. Phase: Entwicklung des Erfolges auf konstantem Niveau (Ansatz einer ewigen Rente)

Der Ansatz einer ewigen Rente in der dritten Phase setzt voraus, dass sich das Unternehmen zum Planungshorizont bereits in einer Phase befindet, für die die Annahme einer kontinuierlichen Weiterentwicklung plausibel erscheint. Voraussetzung dafür ist wiederum die Wahl eines ausreichend langen Detailprognosezeitraums, der zumindest alle erforderlichen Investitionsschübe, Markterschließungen und anderen bedeutsamen Maßnahmen umfasst, die zur Erreichung des geplanten Geschäftsumfanges notwendig sind.

In der Mittelfristplanung der Böhler-Uddeholm AG für den Zeitraum 2008/09 – 2010/11 wurden vom Aufsichtsrat genehmigte Erweiterungs- und Ersatzinvestitionen angesetzt, die sich in weiterer Folge auch auf die Ertragslage der Böhler-Uddeholm AG auswirken. Aufgrund dieses Investitionsprogramms ist am Ende der Mittelfristplanung daher noch kein stabiler Zustand erreicht. Die Mittelfristplanung wurde daher um eine Fortschreibungsphase (Phase 2) erweitert. In dieser Phase wurden die Ergebnisse der Mittelfristplanung auf Basis von vereinfachten Prämissen fortgeschrieben. Der Vorstand der Böhler-Uddeholm AG geht während der Jahre 2011/12 – 2013/14 von folgender Entwicklung aus:

- Anstieg der Betriebsleistung
- EBITDA Marge in alle Perioden über dem Niveau des Kalenderjahres 2007
- Fertigstellung der geplanten einmaligen Investitionsprojekte aus der Detailplanungsphase
- Jährliche Ersatzinvestitionen auf einem normalisierten Niveau

- Abschreibungsdauer für die über ein normalisiertes Niveau hinausgehenden Investitionen: 20 Jahre.
- Das Working Capital wurde analog zum geplanten Anstieg der Betriebsleistung geplant.
- Die Fortschreibung der Investitionszuschüsse auf dem Niveau des Jahres 2010/11.

Aktuell besteht im Bereich der Edelstahlindustrie ein Kapazitätsengpass. Die Anlagen der Böhler-Uddeholm AG sind gut ausgelastet. Dieser Trend ist auch bei den Mitbewerbern zu erkennen. Zur Bewältigung des künftigen Wachstums ist davon auszugehen, dass die gesamte Branche mittelfristig Investitionen zur Erweiterung der Kapazitäten tätigt. Durch diese Investitionen passt sich das Verhältnis zwischen Angebot und Nachfrage mittelfristig wieder an. Dies führt zu steigendem Wettbewerb und in der Folge zu einem höheren Preisdruck. Aufgrund des erhöhten Preisdrucks ist langfristig von einem Rückgang der Margen auszugehen.

Bei der Böhler-Uddeholm AG kann aufgrund der in der Mittelfristplanung bereits geplanten Kostensenkungsprogramme der höhere Margendruck nur mehr bedingt durch eine Reduktion der Kosten verringert werden.

6.7 Freie Cash Flows

Die freien Cash Flows stellen sich gemäß der Einschätzung des Vorstandes wie folgt dar:

Entwicklung der freien Cash Flows 2008/09 bis 2013/14

Währung: MEUR	GJ08/09B	GJ09/10P	GJ10/11P	GJ11/12P	GJ12/13P	GJ13/14P
Freie Cash Flows	221,5	99,1	224,4	267,1	279,0	319,0

Quelle: Mittelfristplanung Böhler-Uddeholm AG 2008/09-2010/11, Fortschreibung Böhler-Uddeholm AG

6.7.1 EBIT

Ausgangsbasis für die Entwicklung der freien Cash Flows bildet das operative Ergebnis (EBIT). Die Entwicklung des EBIT wurde bereits in den Abschnitten zur Planungsrechnung beschreiben.

6.7.2 Steuern

Von den EBITs wurden die vollen Steuern iHv 28,0% in Abzug gebracht. Die aktuelle Steuerquote des Konzerns betrug im Geschäftsjahr 2007/08 (vom Jänner 2007 bis März 2008) rd 28,5%. Dies entspricht auch in etwa dem langjährigen Durchschnitt.

6.7.3 Abschreibungen/Investitionen

Bedingt durch das Investitionsprogramm in der Mittelfristplanung liegen die Investitionen von 2008/09 bis 2011/12 wesentlich über den Abschreibungen. In der Fortschreibungsperiode von 2011/12 bis 2013/14 nähern sich die Abschreibungen und Investitionen an. In diesen Phasen wurden nur noch in geringfügigen Ausmaß Erweiterungsinvestitionen in die Kapazität geplant. Der Großteil der Investitionen sind Ersatzinvestitionen. Aufgrund des geplanten Anstiegs des Anlagevermögens, bedingt durch die geplante Erweiterung der Produktionskapazität, ist von einer Erhöhung des Investitionsniveaus für Ersatzinvestitionen auszugehen.

6.7.4 Buchwertabgänge/Aufwendungen aufgrund von Impairment

Buchwertabgänge und Aufwendungen aufgrund von Impairments stellen unbare Aufwendungen dar. Diese unbaren Aufwendungen wurden im Rahmen der Ermittlung der freien Cash Flows eliminiert.

6.7.5 Investitionszuschüsse

Die Böhler-Uddeholm AG erhält in untergeordneter Höhe Investitionszuschüsse. Diese Zuschüsse stellen Zuflüsse von liquiden Mittel dar. Die Investitionszuschüsse werden zum Zeitpunkt des Zuflusses in voller Höhe passiviert und über die Laufzeit der Anlage, für die die Zuschüsse gewährt werden, verteilt ertragswirksam aufgelöst. Die erfolgswirksamen Auflösungen stellen einen unbaren Ertrag dar und wurden daher im Rahmen der Ermittlung der freien Cash Flows addiert.

6.7.6 Working Capital Veränderungen

Das Working Capital wurde über die gesamte Planungsperiode konstant zur Höhe der Betriebsleistung geplant. Aufgrund des geplanten Wachstums des Geschäftes ergibt sich, mit der Ausnahme des ersten Planjahres, ein Anstieg des Working Capitals.

6.7.7 Dienstanteil Sozialkapital

Als Sozialkapital werden die Pension- die Abfertigungs- und die Jubiläumsgeldrückstellungen verstanden. Die Veränderung der Rückstellungen ist im Wesentlichen durch den Dienstzeitaufwand, den Zinsaufwand sowie durch Auszahlungen bedingt. Der Dienstzeitaufwand bezeichnet den Anstieg des Barwerts einer leistungsorientierten Verpflichtung, der auf die von Arbeitnehmern in der Berichtsperiode erbrachte Arbeitsleistung entfällt.

Der Zinsaufwand wird von der Böhler-Uddeholm AG im Finanzergebnis dargestellt, der Dienstzeitaufwand im Personalaufwand. Basis für die Ermittlung der freien Cash Flows ist das EBIT. Der Dienstzeitaufwand stellt einen unbaren Aufwand dar, der im EBIT berücksichtigt wird. Im Rahmen der Ermittlung der Freien Cash Flows wurde der Dienstzeitaufwand daher addiert.

Die Planung der Dienstzeitaufwendungen wurde aufgrund der vom Versicherungsmathematiker der Böhler-Uddeholm AG erwarteten Auszahlungstrends für die Abfertigungen und Pensionen erstellt, da keine genaue Vorschau der Entwicklung der Dienstzeitaufwendungen vorliegt. Aufgrund des Modells der Abfertigung Neu (seit 2001) und des Stopps von neuen Pensionszusagen werden sowohl bei den Abfertigungen als auch bei den Pensionen steigende Auszahlungen in der Planungsperiode fällig. Durch diese Auszahlungen sinken die Dienstzeitaufwendungen in der Planungsperiode.

Bei den Jubiläumsgeldrückstellungen wurde der Dienstzeitaufwand in Relation zur geplanten Entwicklung der Rückstellung geplant.

Im Rahmen der Bewertung wird der Stand des Sozialkapitals zum Bewertungsstichtag (31. März 2008) in Abzug gebracht. Veränderungen, die sich aus den übrigen Veränderungen der Komponenten des Working Capitals ergeben, wurden daher nicht in die Berechnung der freien Cash Flows miteinbezogen.

6.8 Ewige Rente

Für Jahre nach 2013/14 erfolgte im Rahmen der Wertermittlung der Ansatz einer ewigen Rente. Für diesen Zeitraum wird davon ausgegangen, dass die freien Cash Flows nur mehr um einen im WACC berücksichtigten Wachstumsfaktor wachsen und sich das Geschäft in Summe daher stabil entwickelt.

Der Wachstumsabschlag im Kapitalisierungszinssatz repräsentiert das langfristig zu erwartende durchschnittliche Wachstum der freien Cash Flows. Das nachhaltige Gewinnwachstum wird durch langfristige Mengen- und Preisänderungen bestimmt, weswegen die Bestimmung des Wachstumsabschlags umfangreiche Branchenprognosen und eine exakte Planungsrechnung voraussetzt. Die in Literatur und Rechtsprechung häufig geäußerte Ansicht, wonach Unternehmensgewinne mindestens in Höhe der Inflation ansteigen müssten, lässt sich empirisch nicht bestätigen. Für die Abschätzung des Wachstumsabschlages ist neben dem unterdurchschnittlichen Gewinnwachstum und der Inflation auch die Höhe des Basiszinssatzes relevant, da dieser die erwartete Inflationsrate widerspiegelt.

Im Rahmen des Ansatzes der ewigen Rente wurde die Betriebsleistung entsprechend dem geplanten Wachstumsfaktor von 1% p.a. inflationiert. Die EBITDA-Marge wurde iHv 15,9% der Betriebsleistung angesetzt, was über der EBITDA-Marge des Kalenderjahres 2007 (Jänner bis Dezember) liegt.

Langfristig geht die Gesellschaft davon aus, dass die EBITDA-Marge nach Ablauf des Investitionszykluses über dem Niveau des aktuellen Kalenderjahres (Jänner bis Dezember) liegt.

6.8.1 Zielgrößen/Bandbreiten

Obwohl die Böhler-Uddeholm AG aufgrund ihrer Nischenpolitik innerhalb der Edelstahlindustrie deutlich geringeren zyklischen Schwankungen ausgesetzt ist als die klassische Karbon- und Baustahlindustrie bzw. Rostfreistahlindustrie, werden von der Böhler-Uddeholm AG Bandbreiten für einige zentrale finanzwirtschaftliche Zielgrößen vorgegeben, die den konjunkturellen Einfluss während eines Zyklus realistisch abbilden. In einem Spitzenjahr sollte der Wert am oberen Ende der Bandbreite erreicht werden und in einem wirtschaftlich schwierigen Jahr der Wert am unteren Ende der Bandbreite nicht unterschritten werden.

Die nachfolgende Aufstellung zeigt die vorgegebenen Bandbreiten von ausgewählten Zielgrößen (Quelle: Geschäftsbericht Böhler-Uddeholm AG 2006):

EBITDA-Marge	12-16%
EBIT-Marge	8-12%

Im Rahmen des Ansatzes der ewigen Rente wurden sowohl die EBITDA-, als auch die EBIT-Marge am oberen Ende dieser Bandbreite angesetzt.

7. Discounted Cash Flow Bewertung

7.1 Bruttoverfahren (Flow to Entity)

7.1 Bruttoverfahren (Flow to Entity)

Der Equity Value der Böhler-Uddeholm AG ergibt sich aus der Summe der Barwerte der zu kapitalisierenden freien Cash Flows abzüglich der verzinsten Nettoverbindlichkeiten zum 31. März 2008 zuzüglich des Barwertes der steuerlichen Verlustvorträge und des Wertes des nicht betriebsnotwendigen Vermögens.

Der sich zum 31. März 2008 ergebende Unternehmenswert in Höhe von MEUR 3.520,1. ist zum 23. Juni 2008 (24^{00} Uhr) bzw. zum 24. Juni 20008 (00^{00} Uhr) mit dem Kapitalisierungszinssatz (WACC) aufzuzinsen. Der sich zu diesem Stichtag ergebende Unternehmenswert der Böhler-Uddeholm AG beträgt MEUR 3.583,1.

Bezogen auf 51.000.000 Stückaktien ergibt sich ein rechnerischer Wert pro Aktie in Höhe von EUR 70,26.

Der ermittelte Wert versteht sich einschließlich des Bilanzgewinnes für das Kalenderjahr 2007 und des Rumpfgeschäftsjahres 2008 (Jänner bis März). Ausgegangen wird daher davon, dass für das Geschäftsjahr 2007 und das Rumpfgeschäftsjahr 2008 (Jänner bis März) keine Dividende ausgeschüttet wird.

8. Plausibilisierung der Discounted Cash Flow Bewertung

8.1 Nettoverfahren (Flow to Equity)

Als Plausibilisierung der Discounted Cash Flow Methode wurde zusätzlich ein Wert auf Basis der Flows to Equity Methode ermittelt.

Der Equity Value der Böhler-Uddeholm AG zum 31. März 2008 beträgt MEUR 3.345,6. Der sich zum 31. März 2008 ergebende Equity Value wurde bis zum Tag der Hauptversammlung, dem 23. Juni 2008 (24^{00} Uhr) bzw. dem 24. Juni 20008 (00^{00} Uhr), aufgezinst. Der sich zu diesem Stichtag ergebende Unternehmenswert (Equity Value) der Böhler-Uddeholm AG beträgt MEUR 3.415,2.

Bezogen auf 51.000.000 Stückaktien ergibt sich ein rechnerischer Wert pro Aktie in Höhe von EUR 66,96.

Der ermittelte Wert versteht sich einschließlich des Bilanzgewinnes für das Kalenderjahr 2007 und des Rumpfgeschäftsjahres 2008 (Jänner bis März). Ausgegangen wird daher davon, dass für das Geschäftsjahr 2007 und das Rumpfgeschäftsjahr 2008 (Jänner bis März) keine Dividende ausgeschüttet wird.

8.2 Marktbewertung

Der Unternehmenswert berechnet sich aus der Multiplikation der durchschnittlichen Trading-Multiples mit den zeitkongruenten normalisierten Ertragsgrößen der Böhler-Uddeholm AG.

Bei Anwendungen von EBITDA- und EBIT-Multiplikatoren ergibt sich aus Multiplikation mit der normalisierten Ertragsgröße der Unternehmensgesamtwert (Entity Value). Zur Ermittlung des Marktwerts des Eigenkapitals (Equity Value) wurden die ermittelten Unternehmenswerte um die verzinslichen Nettoverbindlichkeiten reduziert. Aus der Verwendung des Price/Earinings-Multiples resultiert unmittelbar der Marktwert des Eigenkapitals.

Bezogen auf die Ertragsgrößen der Böhler Uddeholm AG für das Kalenderjahr 2007 bis zum Geschäftsjahr 2009/10 ergeben sich aus den oben beschriebenen Bandbreiten von Multiplikatoren folgende Bandbreiten für den Marktwert des Eigenkapitals der Böhler-Uddeholm AG:

Marktbewertung der Böhler-Uddeholm AG

	Unternehmenswert	Wert je Aktie
EBITDA-Multiple	3.585,4	70,30
EBIT-Multiple	3.354,1	65,77
Price/Earnings-Multiple	3.645,3	71,48
Mittelwert der Multiples	3.528,3	69,18

Quelle: Bloomberg-Abfrage 9. April 2008, Geschäftsberichte der Peer-Group Unternehmen zum Geschäftsjahr 2007; Bericht über die Prüfung des Konzernzwischenabschlusses zum 31. Dezember 2007 Böhler-Uddeholm AG, Mittelfristplanung Böhler-Uddeholm AG 2008/09 und 2009/10

Auf Grundlage der Marktbewertung der Böhler-Uddeholm AG beträgt der angemessene Wert je Aktie EUR 69,18.

9. Zusammenfassung der Bewertungsergebnisse

9.1 Zusammenfassung der Bewertungsergebnisse

9.1 Zusammenfassung der Bewertungsergebnisse

Entsprechend dem uns erteilten Auftrag haben wir die vorstehende Ermittlung eines objektivierten Unternehmenswerts unter Beachtung des Fachgutachtens zur Unternehmensbewertung KFS BW1 (beschlossen mit Wirkung ab 1. Mai 2006) des Fachsenats für Betriebswirtschaft und Organisation des *Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder* durchgeführt.

Im Sinne der Grundsätze des KFS BW1 waren wir in der Funktion eines neutralen Gutachters tätig. Danach ergibt sich für die **Böhler-Uddeholm AG, Wien,** ein objektivierter Unternehmenswert, bezogen auf den Bewertungsstichtag, den 23. Juni 2008 (24^{00} Uhr) bzw. den 24. Juni 20008 (00^{00} Uhr), in Höhe von

EUR 70,26 je Aktie

Die zur Plausibilisierung herangezogenen alternativen Bewertungsmethoden bestätigen das auf der Grundlage des Fachgutachtens zur Unternehmensbewertung errechnete Ergebnis:

- Nettoverfahren (Flow to Equity): Wert EUR 66,96 je Aktie
- Marktbewertung: Wert EUR 69,18 je Aktie
- Dreimonate-Durchschnittskurs: EUR 66,11
- Sechsmonate-Durchschnittskurs: EUR 67,85

Der Sechsmonate-Durchschnittskurs ist unserer Ansicht nach der maßgebliche Börsekurs zur Plausiblisierung des auf Grundlage des Fachgutachtens KFS/BW1 ermittelten Bewertungsergebnisses.

Die angemessene Barabfindung i.S.v. § 2 (1) GesAusG beträgt damit:

EUR 70,26 je Aktie.

Zur Einhaltung der gesetzlichen Fristen sind in die vorliegende Bewertung vereinbarungsgemäß all jene Informationen und Erkenntnisse eingeflossen, die wir bis zum 13. Mai 2008 erhalten haben, dem Tag, an dem wir die von den Vorständen unterfertigte Vollständigkeitserklärung erhalten haben. Wir weisen darauf hin, dass Ereignisse zwischen dem 13. Mai 2008 und dem Tag der Hauptversammlung den ermittelten Wert der Böhler-Uddeholm AG wesentlich beeinflussen können. Für Begebenheiten, die sich nach Unterfertigung der Vollständigkeitserklärung durch die Vorstände ergeben, übernehmen wir keine Haftung.

Appendix A

Beteiligungsgesellschaften

Abkürzung	Gesellschaft, Standort	gesamt in %	mittelb. in %	über	Kons. art
BBGK	BÖHLER Bleche GmbH, Mürzzuschlag	100,000			KVI
BBG	BÖHLER Bleche GmbH & Co KG, Mürzzuschlag	100,000			KVI
BEGK	BÖHLER Edelstahl GmbH., Kapfenberg	100,000			KVI
BEG	BÖHLER Edelstahl GmbH & Co KG; Kapfenberg	100,000			KVI
BIG	Böhler International GmbH, Wien	100,000			KVI
BSTGK	BÖHLER Schmiedetechnik GmbH, Kapfenberg	100,000			KVI
BSTG	BÖHLER Schmiedetechnik GmbH & Co KG, Kapfenberg	100,000	0,001	BSTGK	KVI
BSGA	BÖHLER Schweißtechnik Austria GmbH, Kapfenberg	100,000	100,000	BTSD	KVI
BWBG	BÖHLER Wärmebehandlung GmbH, Wien	51,000			KVI
BYG	BÖHLER YBBSTALWERKE GmbH, Böhlerwerk	100,000			KVI
BVG	BÖHLERSTAHL Vertriebsges.m.b.H., Wien	100,000			KVI
BYBG	BÖHLER-UDDEHOLM Precision Strip GmbH, Wien	100,000			KVI
BYB	BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG, Böhlerwerk	100,000			KVI
BWGA	Böhler Welding Group GmbH, Wien	100,000	100,000	BTSD	KVI
BYP	BÖHLER-YBBSTAL Profil GmbH, Bruckbach	100,000			KVI

BUBV	BU Beteiligungs- und Vermögensverwaltung GmbH, Wien	100,000	100,000	BEGK	KVI
HIH	Handelsgesellschaft f. Industrie- u. Hüttenprodukte mbH, Wien	100,000		BEG	KVI
ISGA	Intesy Business & IT Solutions GmbH, Wien	100,000			KVI
MM	Martin Miller GmbH, Wien	100,000	100,000	BYB	KVI
			9,232	BYG	
ABK	Aceros Boehler de Colombia S.A., Bogota	100,000	0,189	BEG	KVA
			0,189	BBG	
AECU	ACEROS BOEHLER DEL ECUADOR S.A. - BOEHLER, Quito	100,000	1,750	ABK	KVA
			2,500	BEG	
ABP	ACEROS BOEHLER DEL PERU S.A., Lima	100,000	2,500	HIH	KVA
ABA	ACEROS BOEHLER UDDEHOLM S.A., Buenos Aires	100,000	4,500	HIH	KVA
BUME	Aceros Bohler Uddeholm, S.A. de C.V., Estado de Mexico	100,000	0,00003	U-FINAN	KVA
			99,99997	UAB	
APB	ACOS BOHLER-UDDEHOLM DO BRASIL LTDA., Sao Bernardo do Campo	100,000	0,00003	GBW	KVA
U-FINAN	Aktiebolaget Finansa [2], 80 Stockholm kommun	100,000	100,000	UTOOL	KVA
U-AGENT	Aktiebolaget Uddeholmsagenturen, 80 Göteborg kommun	100,000	100,000	UTOOL	KVA

ASINT	ASSAB International Aktiebolag, Stockholm	100,000	100,000	UAB	KVA
ASPAC	ASSAB Pacific Pte. Ltd., Singapore	100,000	100,000	UAB	KVA
ASSRI	ASSAB SRIPAD Steels Private Ltd., Madras	70,000	70,000	ASINT	KVA
ASG	ASSAB Steels Singapore (Pte.) Ltd., Singapore	90,000	90,000	ASPAC	KVA
ACH	ASSAB Steels (China) Ltd., Hong Kong	100,000	100,000	AHK	KVA
AHK	ASSAB Steels (HK) Ltd., Hongkong	100,000	100,000	ASPAC	KVA
AKR	ASSAB Steels (Korea) Co. Ltd., Seoul	85,000	85,000	ASPAC	KVA
AMY	ASSAB Steels (Malaysia) Sdn Bhd, Batu Caves	95,000	95,000	ASPAC	KVA
ATW	ASSAB Steels (Taiwan) Ltd., Taipei	82,500	82,500	ASPAC	KVA
ATH	ASSAB Steels (Thailand) Ltd., Samutprakarn	95,000	95,000	ASPAC	KVA
ATM	ASSAB Technology (Malaysia) Sdn Bhd, Batu Caves Selangor	95,000	95,000	AMY	KVA
ACQ	ASSAB Tooling Technology (Chongqing) Co., Ltd, Chongqing	95,000	95,000	ASPAC	KVA
ANB	ASSAB Tooling Technology (Ningbo) Co., Ltd, Ningbo	95,000	95,000	ASPAC	KVA
ASH	ASSAB Tooling Technology (Shanghai) Co., Limited, Shanghai	95,000	95,000	ASPAC	KVA
ABJ	ASSAB Tooling (Beijing) Co., Ltd., Beijing	100,000	100,000	ASPAC	KVA
AQD	Assab Tooling (Qing Dao) Co., Ltd, Qing Dao	100,000	100,000	ASPAC	KVA

ADG	Assab Tooling (Dongguan) Co Ltd, Changan	100,000	100,000	ASPAC	KVA
AXM	ASSAB Tooling (Xiamen) Co., Limited, Xiamen	100,000	100,000	ASPAC	KVA
			69,891	ASINT	
			30,000	UAB	
ASTUR	ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI, Istanbul	100,000	0,036	BIM	KVA
			0,036	BGKG	
			0,036	HIH	
U-FOCUS	Associated Swedish Steels Aktiebolag [2)], 83 Hagfors kommun	100,000	100,000	UTOOL	KVA
APH	Associated Swedish Steels Phils., Inc., Pasing City	84,970	84,970	ASPAC	KVA
AVSE	Avesta Welding Aktiebolag, Avesta	100,000	100,000	BSGA	KVA
AVUS	Avesta Welding LLC, Wilmington	100,000	100,000	BTWUS	KVA
BTSBR	Boehler Técnica de Soldagem Ltda., Sao Paulo	100,000	100,000	BTSD	KVA
BTWCN	Boehler Welding Technology (China) Co., Ltd., Suzhou	100,000	100,000	BTSD	KVA
BTSCN	Boehler Welding Trading (Shanghai) Co Ltd., Shanghai	100,000	100,000	BTSD	KVA
BAG	Böhler AG, Meerbusch	100,000			KVA
BBMG	BÖHLER BLECHE MULTILAYER GmbH, Remscheid	100,000	100,000	BBG	KVA
BBV	Böhler-Uddeholm B.V., Amsterdam	100,000			KVA

BZ	BÖHLER GRUNDSTÜCKS BETEILIGUNGS GMBH, Meerbusch	100,000	100,000	BAG	KVA
BGKG	Böhler Grundstücks GmbH + Co KG, Meerbusch	100,000	100,000	BSG	KVA
BOK	Böhler Kereskedelmi KFT., Dunaharaszti	100,000			KVA
BUNL	Böhler Lastechniek Groep Nederland BV, Veenendaal	100,000	100,000	BTHNL	KVA
BSG	BÖHLER SCHWEISSTECHNIK GmbH, Meerbusch	100,000	100,000	BAG	KVA
TSGD	Böhler Schweisstechnik Deutschland GmbH, Düsseldorf	100,000	100,000	BTSD	KVA
BTSMX	Böhler Soldaduras S.A. de C.V., Tlalnepantla	100,000	100,000	BTSD	KVA
BOP	Böhler Uddeholm CZ s.r.o., Prag	100,000			KVA
BVW	Böhler Verwaltungs GmbH, Meerbusch	100,000	100,000	BAG	KVA
BTSN	Böhler Welding Group Norway AS, Drammen	100,000	100,000	BTSD	KVA
BTWGR	Böhler Welding Group Greece S.A., Athen	100,000	100,000	BTSD	KVA
BTSCH	Böhler Welding Group Schweiz AG, Wallisellen	100,000	100,000	BTSD	KVA
BTSD	Böhler Welding Holding GmbH, Düsseldorf	100,000	5,500	BUHT	KVA
BUB	Böhler-Uddeholm Bearbeitungs GmbH, Meerbusch	100,000	100,000	BUD	KVA
BUAM	Böhler-Uddeholm Corporation, New York	100,000	100,000	UAB	KVA
BED	Böhler-Uddeholm Deutschland GmbH, Meerbusch	100,000	100,000	BUD	KVA

BUF	BÖHLER-UDDEHOLM France S.A.S., Mitry Mory	100,000			KVA
BUHT	BÖHLER-UDDEHOLM HÄRTEREITECHNIK GMBH, Meerbusch	100,000			KVA
BUD	Böhler-Uddeholm Holding GmbH, Meerbusch	100,000	100,000	BAG	KVA
BUE	Böhler-Uddeholm Iberica S.A., Barcelona	100,000			KVA
BUI	Böhler-Uddeholm Italia SpA, Mailand	100,000	0,750	HIH	KVA
BURUS	BÖHLER-UDDEHOLM LLC, Nizhniy Novgorod	100,000			KVA
BUCA	Böhler-Uddeholm Ltd., Mississauga	100,000	100,000	UAB	KVA
USSAB	BÖHLER-UDDEHOLM Precision Strip Aktiebolag, 62 Munkfors kommun	100,000	100,000	UAB	KVA
BRO	BOHLER UDDEHOLM ROMANIA S.R.L., Oras Magurele	100,000	99,910 0,090	BIG HIH	KVA
BSLK	Böhler-Uddeholm SLOVAKIA, s.r.o., Martin	100,000			KVA
BUSMI	Böhler-Uddeholm Specialty Metals, Inc., Wilmington	100,000	100,000	BUAM	KVA
BUSNA	Böhler-Uddeholm Strip Steel, LLC, Brunswick	100,000	100,000	BUAM	KVA
BTWCA	Bohler Welding Group Canada Ltd., Toronto	100,000	100,000	BTSD	KVA
BTWUS	Bohler Welding Group USA Inc., New York	100,000	100,000	BTSD	KVA
BTSI	BOHLER WELDING GROUP ITALIA s.p.a., Milano	100,000	100,000	BTSD	KVA
BUUKW	Bohler Welding Group UK Limited, Oldbury	100,000	100,000	BTSD	KVA

BUSA	BOHLER UDDEHOLM AFRICA (PTY) LTD, Sandown	100,000			KVA
BPOL	BOHLER UDDEHOLM POLSKA Spólka z ograniczona odpowiedzialnoscia, Warschau	100,000			KVA
BSS	Bohler Uddeholm (Australia) Pty. Ltd., Sydney	100,000			KVA
BUUK	BOHLER-UDDEHOLM HOLDINGS (UK) LIMITED, Oldbury	100,000			KVA
BUSERV	Bohler-Uddeholm Services, LLC, Chicago	100,000	100,000	BUAM	KVA
BUUKB	BOHLER-UDDEHOLM (UK) LIMITED, Oldbury	100,000	100,000	BUUK	KVA
BTFI	BTF S.p.A., Citadella	51,000	51,000	BTSD	KVA
EBWS	Buderus Edelstahl Band GmbH, Wetzlar	100,000			KVA
EBW	Buderus Edelstahl GmbH, Wetzlar	100,000			KVA
EBWF	Buderus Edelstahl Schmiedetechnik GmbH, Wetzlar	100,000			KVA
BEZ	Buderus Edelstahl Zerspanungstechnik GmbH, Bischoffen-Niederweidbach	100,000	100,000	EBW	KVA
CIC	Compañia de Industria y Comercio, S.A. de C.V., Guadalajara	100,000	99,999 0,001	MM BYB	KVA
DAN	Dan Spray A/S, Taastrup	100,000	100,000	UTOOL	KVA
DEN	Densam Industrial Co Ltd., Taipei	100,000	51,000 49,000	ASPAC ATW	KVA

DEVILLE	Deville Rectification S.A.S., Pont-Salomon	100,000	100,000	EBW	KVA
DIN	DIN ACCIAI S.p.A., Senago	100,000	99,957	BUI	KVA
EDRO	EDRO Engineering, Inc., Walnut	80,000	80,000	BUAM	KVA
ESS	EDRO Specialty Steels, Inc., Ellwood City	80,000	80,000	BUAM	KVA
ESSD	EDRO Specialty Steels GmbH, Appenweier	75,000	75,000	ESS	KVA
ENPAR	ENPAR Sonderwerkstoffe GmbH, Gummersbach	85,000	85,000	BAG	KVA
EMPOL	Eschmann Stal Sp. z o.o., Lomianki	100,000	100,000	ESCH	KVA
EMTEX	Eschmann Textura Internacional LDA, Pataias	100,000	99,000 1,000	EMAETZ ESCH	KVA
EMAETZ	Eschmann Textures International GmbH, Gummersbach	100,000	100,000	ESCH	KVA
EVV	Eschmann Vermögensverwaltungs GmbH, Gummersbach	100,000			KVA
ESCH	EschmannStahl GmbH & Co. KG, Gummersbach	100,000	51,000 49,000	BUD EVV	KVA
EMSP	Eschmann-Stahl Portugal Lda., Martinganca-Gare	98,300	17,500 80,800	EMAETZ ESCH	KVA
FLOTEK	Flotek International Ltd., Glossop	52,010	52,010	ESCH	KVA
FEGD	FONTARGEN Gesellschaft mit beschränkter Haftung, Eisenberg	100,000	100,000	BTSD	KVA

GBW	Gebrüder Böhler & Co. AG, Wallisellen	99,833			KVA
GMV	GMV Eschmann International SAS, Viry	100,000	100,000	ESCH	KVA
GREM	Grabados Eschmann International S.L., Hospitalet DE LLob., Barcelona	100,000	100,000	ESCH	KVA
GRAV	Gravutex Eschmann Intern. Ltd., Glossop	75,500	75,500	ESCH	KVA
BTSF	Groupe Bohler Soudage France S.A.S., Maurepas	100,000	100,000	BSGA	KVA
SBTE	Grupo Böhler Soldadura Espana S.A., Rubl Barcelona	100,000	100,000	BTSD	KVA
U.HAG.TC	Hagfors Tooling Center Aktiebolag [2], 83 Hagfors kommun	100,000	100,000	UAB	KVA
HELMOLD	Helmold LLC, Wilmington	100,000	100,000	BYB	KVA
HHBB	Hilarius Haarlem Holland Beheer BV, Haarlem	100,000	100,000	BTHNL	KVA
HHBV	Hilarius Haarlem Holland BV, Haarlem	100,000	100,000	HHBB	KVA
BTHNL	Hilarius Holding B.V., Haarlem	100,000	100,000	BTSD	KVA
IS4N	Integrated Systems 4 e-Business AB, Hagfors	100,000	100,000	ISGA	KVA
IS4D	Intesy Business & IT Solutions GmbH (D), Meerbusch	100,000	100,000	ISGA	KVA
IS4SING	Intesy Business & IT Solutions Pte. Ltd., Singapur	100,000	100,000	ISGA	KVA
IS4BR	Intesy Tecnologia da Informacao Ltda., Sumaré	100,000	0,0001 99,9999	APB ISGA	KVA

ISGD	IS Intersteel Stahlhandel GmbH, Meerbusch	100,000	100,000	BAG	KVA
JING	Jing Ying Industrial Co. Ltd., Taiwan	91,425	91,425	DEN	KVA
KSGD	KESTRA Schweißtechnik GmbH, Neuss	100,000	100,000	BTSD	KVA
LEED	Leed Steel LLC, Wilmington	100,000	100,000	BUAM	KVA
UNORDM	Nordmark-Klarälvens Järnvägsaktiebolag, 83 Hagfors kommun	100,000	100,000	UTOOL	KVA
BWGRU	OOO Böhler Welding Group Russia, Moscow	100,000	100,000	BTSD	KVA
UBFI	Oy Uddeholm Ab, Helsinki	100,000	100,000	UTOOL	KVA
AVID	PT Avesta Welding Products LLC, Jakarta	100,000	100,000	AVSE	KVA
AID	PT. Assab Steels Indonesia, Jakarta	100,000	100,000	ASPAC	KVA
SACMA	Sacma Acciai Speciali S.p.A., Torino	100,000	99,960	BUI	KVA
BUUKS	Schoeller-Bleckmann (UK) Ltd, Oldbury	100,000	100,000	BUUKB	KVA
SNO	SERVITROQUEL-NOTTING, S.A., UNIPERSONAL, Barcelona	100,000	100,000	BYB	KVA
SKAYB	Soudokay S.A., Seneffe	100,000	100,000	BTSD	KVA
SMB	Soudometal S.A., Seneffe	100,000	100,000	BTSD	KVA
TWIN	T-P.U.T Welding India (Pvt) Ltd, Kolkata	75,100	75,100	BTSD	KVA
UBDK	Uddeholm A/S, Kolding	100,000	100,000	UTOOL	KVA
UBNO	Uddeholm A/S, Oslo	100,000	100,000	UTOOL	KVA

UBNOED	Uddeholm Eiendom A/S,	100,000	100,000	UTOOL	KVA
TTM-SC	Uddeholm International Aktiebolag [2)], 85 Säffle kommun	100,000	100,000	UAB	KVA
GRAN	Uddeholm Granmelt Aktiebolag [2)], 80 Malmö kommun	100,000	100,000	UTOOL	KVA
AJP	Uddeholm K.K., Tokyo	100,000	100,000	ASPAC	KVA
UFM	Uddeholm Machining Aktiebolag, 83 Hagfors kommun	100,000	100,000	UTOOL	KVA
U-PROTEC	Uddeholm Strip Steel Aktiebolag [2)], 83 Hagfors kommun	100,000	100,000	UAB	KVA
UTOOL	Uddeholm Tooling Aktiebolag, Hagfors	100,000	100,000	UAB	KVA
URUS	Uddeholm Tooling C.I.S., St. Petersburg	100,000			KVA
UBSE	Uddeholm Svenska Aktiebolag, Mölndal kommun	100,000	100,000	UTOOL	KVA
U-Tr.AB	Uddeholm Trading Aktiebolag, 80 Stockholm kommun	100,000	100,000	UTOOL	KVA
UAB	Uddeholms Aktiebolag, 83 Hagfors kommun	100,000			KVA
U-FORSKN	Uddeholms Forsknings Aktiebolag [2)], 83 Hagfors kommun	100,000	100,000	UTOOL	KVA
UTPD	UTP Schweißmaterial GmbH, Bad Krozingen	100,000	100,000	BTSD	KVA
VIK	Viking Tools (M) Sdn Bhd [2)], Batu Caves	95,000	95,000	AMY	KVA
VMNL	Villares Metals International B.V., Dordrecht	100,000	100,000	VM	KVA

VMSF	Villares Metals Suomi Oy, Helsinki	100,000	100,000	VMNL	KVA
VM	Villares Metals S.A., Sumaré	100,000			KVA
GBTTR	GBT Gedik Böhler Technology Kaynak Sanayi ve Ticaret A.S., Istanbul	50,000	50,000	BTSD	KQA
BIM	BÖHLER-UDDEHOLM Immobilien GmbH, Wien	100,000			KEIV
ABB	ACEROS BOEHLER BOLIVIA S.A., Santa Cruz de la Sierra	100,000	98,000 1,000	ABP HIH	K0V
BUUKR	BÖHLER-UDDEHOLM UKRAINE LLC, Nowomoskowsk	100,000			K0V
BUSF	Böhler-Uddeholm Solidaritätsfonds Privatstiftung, Kapfenberg	100,000	100,000	BEG	K0V
BUCROHT	BÖHLER UDDEHOLM TOPLINSKA OBRADA d.o.o., Zagreb	85,000	85,000	BIG	K0V
BUWB	BÖHLER-UDDEHOLM WÄRMEBEHANDLUNG GMBH, Meerbusch	100,000	100,000	BED	K0V
BUCRO	BÖHLER-UDDEHOLM ZAGREB d.o.o., Zagreb	85,036	85,036	BIG	K0V
BSB	BÖHLER-UDDEHOLM B.V., Sint-Niklaas	100,000			K0V
BASIA	Bohlasia Steels Sdn. Bhd., Selangor	53,300	53,300	BIG	K0V
HPMIND	Bohler High Performance Metals Private Limited, Mumbai	100,000	100,000	BIG	K0V
UD-PENS	BOHLER-UDDEHOLM (UK) Pens. Trust. Ltd., Oldbury	100,000	100,000	BUUK	K0V

DEGE	DEGECANDOR Grundstücksverwaltungsgesell-schaft mbH & Co. Immobilien-Vermietungs KG, Eschborn	95,000	95,000	BAG	K0V
EBWNL	Edelstahlwerke Buderus Nederland B.V., Rotterdam	100,000	100,000	EBW	K0V
EDHK	EDRO Limited, Hong Kong	100,000	100,000	ESS	K0V
ESCH-Bet	Eschmann Beteiligungsgesellschaft mbH, Gummersbach	100,000	51,000 49,000	BUD EVV	K0V
EMIND	Eschmann Textures India Private Limited, Mumbai	70,000	70,000	EMAETZ	K0V
SEND	Grundstücks-Verwaltungsgesellschaft Gewerbehof Sendling mbH & Co. KG, Grünwald	62,916	58,124 4,792	BAG BSG	K0V
HOTELBOE	HOTEL BÖHLERSTERN Gesellschaft m.b.H., Kapfenberg	100,000	99,000 1,000	BEG BSTG	K0V
ISTPH	Inter Stal Centrum Property Holding Sp. z o.o., Lomianki	100,000	100,000	BPOL	K0V
ISTP	Inter Stal Centrum Property Sp. z o,o., Warschau	100,000	100,000	ISTPH	K0V
IS4AUS	Intesy Business & IT Solutions Pty Ltd (in Liquidation), Guildford	100,000	100,000	ISGA	K0V
MMB	Martin Miller Blansko Spol.s.r.o. (IN LIQUIDATION), Blansko	100,000	100,000	MM	K0V
MMUS	Martin Miller North America, Inc. [2], Smyrna	100,000	100,000	MM	K0V
UEST	Osaühing Uddeholm Tooling Eesti, Tallinn	100,000	100,000	UTOOL	K0V

ULAT	Uddeholm Tooling Latvia, Riga	100,000	100,000	UTOOL	K0V
APK	APK-Pensionskasse AG, Wien	10,082	0,222	BYB	K0S
			0,105	BYP	
			0,406	BBG	
			1,459	BEG	
			0,013	BIG	
			0,219	BSTG	
			0,145	BSGA	
			0,217	BYG	
			0,062	BVG	
AQM	AQM S.r.l., Provaglio d'Iseo	0,046	0,046	BUI	K0S
ÖFZS	Austrian Research Centers GmbH - ARC, Wien	0,926			K0S
CSMIT	Centro Sviluppo Materiali S.p.A., Roma	1,000	1,000	BUI	K0S
DOGA	DOGA S.A., Maurepas	4,425	4,425	UTPD	K0S
MMEU	EURACIER, Saint Brice Sous Foret	20,000	20,000	MM	K0S
GAZ	GAZ Gesellschaft für Akkreditierung und Zertifizierung mbH, Düsseldorf	3,333			K0S
IMPORTK	Importkohle GmbH, Wien	1,000	1,000	BEG	K0S
BIRGI	Industriegleiskonsortium Birgi, Wallisellen	24,958	24,958	GBW	K0S
IVM	IVM Industrieversicherungsmakler GmbH, Linz	50,000			K0S

U-MUNK.V	Munkfors Värmeverk Aktiebolag, Munkfors	40,000	40,000	USSAB	K0S
VARH	Scholz Austria GmbH, Linz	3,712	3,712	BEGK	K0S
VKIT	VK Italia S.p.A., San Giovanni Lupatoto	20,000	20,000	BUI	K0S
WIBAG	Wiener Börse AG, Wien	5,143			K0S

1) Legende:

KVI, KVA	Vollkonsolidierung In- und Ausland
KEIV, KEAV	Equity-Konsolidierung In- und Ausland, verbundenes Unternehmen
KEIS, KEAS	Equity-Konsolidierung In- und Ausland, sonstige Beteiligung
K0V	keine Koncsolidierung, verbundenes Unternehmen
K0S	keine Konsolidierung, sonstige Beteiligung
KQA, KQI	Quotenkonsolidierung In- und Ausland

2) stillgelegt

Appendix B

Allgemeine Auftragsbedingungen für Wirtschaftstreuhandsberufe

Allgemeine Auftragsbedingungen für Wirtschaftstreuhandberufe (AAB 2007)

Festgestellt vom Arbeitskreis für Honorarfragen und Auftragsbe-dingungen bei der Kammer der Wirtschaftstreuhänder und zur Anwendung empfohlen vom Vorstand der Kammer der Wirtschaftstreuhänder mit Beschluss vom 8.3.2000, adaptiert vom Arbeitskreis für Honorarfragen und Auftragsbedingungen am 23.5.2002, am 21.10.2004, am 18.12.2006 sowie am 31-08-2007.

Präambel

(1) Diese Allgemeinen Auftragsbedingungen für Wirtschafts-treuhandberufe gliedern sich in vier Teile: Der I.Teil betrifft Verträge, die als Werkverträge anzusehen sind, mit Ausnahme von Verträgen über die Führung der Bücher, die Vornahme der Personalsachbearbeitung und der Abgabenverrechnung; der II.Teil betrifft Werkverträge über die Führung der Bücher, die Vornahme der Personalsachbearbeitung und der Abgabenverrechnung; der III.Teil hat Verträge, die nicht Werkverträge darstellen und der IV.Teil hat Verbrauchergeschäfte zum Gegenstand.

(2) Für alle Teile der Auftragsbedingungen gilt, dass, falls einzelne Bestimmungen unwirksam sein sollten, dies die Wirksamkeit der übrigen Bestimmungen nicht berührt. Die unwirksame Bestimmung ist durch eine gültige, die dem angestrebten Ziel möglichst nahe kommt, zu ersetzen.

(3) Für alle Teile der Auftragsbedingungen gilt weiters, dass der zur Ausübung eines Wirtschaftstreuhandberufes Berechtigte verpflichtet ist, bei der Erfüllung der vereinbarten Leistung nach den Grundsätzen ordnungsgemäßer Berufsausübung vorzugehen. Er ist berechtigt, sich zur Durchführung des Auftrages hiefür geeigneter Mitarbeiter zu bedienen.

(4) Für alle Teile der Auftragsbedingungen gilt schließlich, dass ausländisches Recht vom Berufsberechtigten nur bei ausdrücklicher schriftlicher Vereinbarung zu berücksichtigen ist.

I.TEIL

1. Geltungsbereich

(1) Die Auftragsbedingungen des I. Teiles gelten für Verträge über (gesetzliche und freiwillige) Prüfungen mit und ohne Bestätigungsvermerk, Gutachten, gerichtliche Sachverständigentätigkeit, Erstellung von Jahres- und anderen Abschlüssen, Steuerberatungstätigkeit und über andere im Rahmen eines Werkvertrages zu erbringende Tätigkeiten mit Ausnahme der Führung der Bücher, der Vornahme der Personalsachbearbeitung und der Abgabenverrechnung.

(2) Die Auftragsbedingungen gelten, wenn ihre Anwendung ausdrücklich oder stillschweigend vereinbart ist. Darüber hinaus sind sie mangels anderer Vereinbarung Auslegungsbehelf.

(3) Punkt 8 gilt auch gegenüber Dritten, die vom Beauftragten zur Erfüllung des Auftrages im Einzelfall herangezogen werden.

2. Umfang und Ausführung des Auftrages

(1) Auf die Absätze 3 und 4 der Präambel wird verwiesen.

(2) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Berufsberechtigte nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen. Dies gilt auch für abgeschlossene Teile eines Auftrages.

(3) Ein vom Berufsberechtigten bei einer Behörde (z.B. Finanzamt, Sozialversicherungsträger) elektronisch eingereichtes Anbringen ist als nicht von ihm beziehungsweise vom übermittelnden Bevollmächtigten unterschrieben anzusehen.

3. Aufklärungspflicht des Auftraggebers; Vollständigkeitserklärung

(1) Der Auftraggeber hat dafür zu sorgen, dass dem Berufsberechtigten auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Berufsberechtigten bekannt werden.

(2) Der Auftraggeber hat dem Berufsberechtigten die Vollständigkeit der vorgelegten Unterlagen sowie der gegebenen Auskünfte und Erklärungen im Falle von Prüfungen, Gutachten und Sachverständigentätigkeit schriftlich zu bestätigen. Diese Vollständigkeitserklärung kann auf den berufsüblichen Formularen abgegeben werden.

(3) Wenn bei der Erstellung von Jahresabschlüssen und anderen Abschlüssen vom Auftraggeber erhebliche Risken nicht bekannt gegeben worden sind, bestehen für den Auftragnehmer insoweit keinerlei Ersatzpflichten.

4. Sicherung der Unabhängigkeit

Der Auftraggeber ist verpflichtet, alle Vorkehrungen zu treffen, um zu verhindern, dass die Unabhängigkeit der Mitarbeiter des Berufsberechtigten gefährdet wird, und hat selbst jede Gefährdung dieser Unabhängigkeit zu unterlassen. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und Kommunikation

(1) Bei Prüfungen und Gutachten ist, soweit nichts anderes vereinbart wurde, ein schriftlicher Bericht zu erstatten.

(2) Alle Auskünfte und Stellungnahmen vom Berufsberechtigten und seinen Mitarbeitern sind nur dann verbindlich, wenn sie schriftlich erfolgen oder schriftlich bestätigt werden. Als schriftliche Stellungnahmen gelten nur solche, bei denen eine firmenmäßige Unterfertigung erfolgt. Als schriftliche Stellungnahmen gelten keinesfalls Auskünfte auf elektronischem Wege, insbesondere auch nicht per E-mail.

(3) Bei elektronischer Übermittlung von Informationen können Übertragungsfehler nicht ausgeschlossen werden. Der Berufsberechtigte und seine Mitarbeiter haften nicht für Schäden, die durch Übermittlungsfehler entstehen. Die elektronische Übermittlung (inkl. Internet/E-mail) erfolgt ausschließlich auf Gefahr des Auftraggebers. Dem Auftraggeber ist es bewusst, dass bei Benutzung des Internet die Geheimhaltung nicht gesichert ist. Weiters sind Änderungen oder Ergänzungen zu Dokumenten, die übersandt werden, nur mit ausdrücklicher Zustimmung zulässig.

(4) Der Empfang und die Weiterleitung von Informationen an den Berufsberechtigten und seine Mitarbeiter sind bei Verwendung von Telefon – insbesondere in Verbindung von automatischen Anrufbeantwortungssystemen, Fax, E-mail und anderen elektronischen Kommunikationsmittel – nicht immer sichergestellt. Aufträge und wichtige Informationen gelten daher dem Berufsberechtigten nur dann als zugegangen, wenn sie auch schriftlich zugegangen sind, es sei denn, es wird im Einzelfall der Empfang ausdrücklich bestätigt. Automatische Übermittlungs- und Lesebestätigungen gelten nicht als solche ausdrücklichen Empfangsbestätigungen. Dies gilt insbesondere für die Übermittlung von Bescheiden und anderen

Informationen über Fristen. Kritische und wichtige Mitteilungen müssen daher per Post oder Kurier an den Berufsberechtigten gesandt werden. Die Übergabe von Schriftstücken an Mitarbeiter außerhalb der Kanzlei gilt nicht als Übergabe.

(5) Der Auftraggeber stimmt zu, dass er vom Berufsberechtigten wiederkehrend allgemeine steuerrechtliche und allgemeine wirtschaftsrechtliche Informationen elektronisch übermittelt bekommt. Es handelt sich dabei nicht um unerbetene Nachrichten gemäß § 107 TKG.

6. Schutz des geistigen Eigentums des Berufsberechtigten

(1) Der Auftraggeber ist verpflichtet, dafür zu sorgen, dass die im Rahmen des Auftrages vom Berufsberechtigten erstellten Berichte, Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Berechnungen und dergleichen nur für Auftragszwecke (z.B. gemäß § 44 Abs 3 EStG 1988) verwendet werden. Im Übrigen bedarf die Weitergabe beruflicher Äußerungen des Berufsberechtigten an einen Dritten zur Nutzung der schriftlichen Zustimmung des Berufsberechtigten.

(2) Die Verwendung beruflicher Äußerungen des Berufsberechtigten zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Berufsberechtigten zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

(3) Dem Berufsberechtigten verbleibt an seinen Leistungen das Urheberrecht. Die Einräumung von Werknutzungsbewilligungen bleibt der schriftlichen Zustimmung des Berufsberechtigten vorbehalten.

7. Mängelbeseitigung

(1) Der Berufsberechtigte ist berechtigt und verpflichtet, nachträglich hervorkommende Unrichtigkeiten und Mängel in seiner beruflichen Äußerung zu beseitigen, und verpflichtet, den Auftraggeber hievon unverzüglich zu verständigen. Er ist berechtigt, auch über die ursprüngliche Äußerung informierte Dritte von der Änderung zu verständigen.

(2) Der Auftraggeber hat Anspruch auf die kostenlose Beseitigung von Unrichtigkeiten, sofern diese durch den Auftragnehmer zu vertreten sind; dieser Anspruch erlischt sechs Monate nach erbrachter Leistung des Berufsberechtigten bzw. – falls eine schriftliche Äußerung nicht abgegeben wird – sechs Monate nach Beendigung der beanstandeten Tätigkeit des Berufsberechtigten.

(3) Der Auftraggeber hat bei Fehlschlägen der Nachbesserung etwaiger Mängel Anspruch auf Minderung. Soweit darüber hinaus Schadenersatzansprüche bestehen, gilt Punkt 8.

8. Haftung

(1) Der Berufsberechtigte haftet nur für vorsätzliche und grob fahrlässig verschuldete Verletzung der übernommenen Verpflichtungen.

(2) Im Falle grober Fahrlässigkeit beträgt die Ersatzpflicht des Berufsberechtigten höchstens das zehnfache der Mindestversicherungssumme der Berufshaftpflichtversicherung gemäß § 11 Wirtschaftstreuhandberufsgesetz (WTBG) in der jeweils geltenden Fassung.

(3) Jeder Schadenersatzanspruch kann nur innerhalb von sechs Monaten nachdem der oder die Anspruchsberechtigten von dem Schaden Kenntnis erlangt haben, spätestens aber innerhalb von drei Jahren ab Eintritt des (Primär)Schadens nach dem anspruchsbegründenden Ereignis gerichtlich geltend gemacht werden, soferne nicht in gesetzlichen Vorschriften zwingend andere Verjährungsfristen festgesetzt sind.

(4) Gilt für Tätigkeiten § 275 UGB kraft zwingenden Rechtes, so gelten die Haftungsnormen des § 275 UGB insoweit sie zwingenden Rechtes sind und zwar auch dann, wenn an der Durchführung des Auftrages mehrere Personen beteiligt gewesen oder mehrere zum Ersatz verpflichtete Handlungen begangen worden sind, und ohne Rücksicht darauf, ob andere Beteiligte vorsätzlich gehandelt haben.

(5) In Fällen, in denen ein förmlicher Bestätigungsvermerk erteilt wird, beginnt die Verjährungsfrist spätestens mit Erteilung des Bestätigungsvermerkes zu laufen.

(6) Wird die Tätigkeit unter Einschaltung eines Dritten, z.B. eines datenverarbeitenden Unternehmens, durchgeführt und der Auftraggeber hievon benachrichtigt, so gelten nach Gesetz und den Bedingungen des Dritten entstehende Gewährleistungs- und Schadenersatzansprüche gegen den Dritten als an den Auftraggeber abgetreten. Der Berufsberechtigte haftet nur für Verschulden bei der Auswahl des Dritten.

(7) Eine Haftung des Berufsberechtigten einem Dritten gegenüber wird bei Weitergabe beruflicher Äußerungen durch den Auftraggeber ohne Zustimmung oder Kenntnis des Berufsberechtigten nicht begründet.

(8) Die vorstehenden Bestimmungen gelten nicht nur im Verhältnis zum Auftraggeber, sondern auch gegenüber Dritten, soweit ihnen der Berufsberechtigte ausnahmsweise doch für seine Tätigkeit haften sollte. Die Haftungshöchstsumme gilt nur insgesamt einmal für alle Geschädigten, einschließlich der Ersatzansprüche des Auftraggebers selbst, auch wenn mehrere Personen (der Auftraggeber und ein Dritter oder auch mehrere Dritte) geschädigt worden sind; Geschädigte werden nach ihrem Zuvorkommen befriedigt.

9. Verschwiegenheitspflicht, Datenschutz

(1) Der Berufsberechtigte ist gemäß § 91 WTBG verpflichtet, über alle Angelegenheiten, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, es sei denn, dass der Auftraggeber ihn von dieser Schweigepflicht entbindet oder gesetzliche Äußerungspflichten entgegen stehen.

(2) Der Berufsberechtigte darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen, es sei denn, dass eine gesetzliche Verpflichtung hiezu besteht.

(3) Der Berufsberechtigte ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftrages zu verarbeiten oder durch Dritte gemäß Punkt 8 Abs 6 verarbeiten zu lassen. Der Berufsberechtigte gewährleistet gemäß § 15 Datenschutzgesetz die Verpflichtung zur Wahrung des Datengeheimnisses. Dem Berufsberechtigten überlassenes Material (Datenträger, Daten, Kontrollzahlen, Analysen und Programme) sowie alle Ergebnisse aus der Durchführung der Arbeiten werden grundsätzlich dem Auftraggeber gemäß § 11 Datenschutzgesetz zurückgegeben, es sei denn, dass ein schriftlicher Auftrag seitens des Auftraggebers vorliegt, Material bzw. Ergebnis an Dritte weiterzugeben. Der Berufsberechtigte verpflichtet sich, Vorsorge zu treffen, dass der Auftraggeber seiner Auskunftspflicht laut § 26 Datenschutzgesetz nachkommen kann. Die dazu notwendigen Aufträge des Auftraggebers sind schriftlich an den Berufsberechtigten weiterzugeben. Sofern für solche Auskunftsarbeiten kein Honorar vereinbart wurde, ist nach tatsächlichem Aufwand an den Auftraggeber zu verrechnen. Der Verpflichtung zur Information der Betroffenen bzw. Registrierung im Datenverarbeitungsregister hat der Auftraggeber nachzukommen, soferne nichts Anderes ausdrücklich schriftlich vereinbart wurde.

10. Kündigung

(1) Soweit nicht etwas Anderes schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist, können die Vertragspartner den Vertrag jederzeit mit sofortiger Wirkung kündigen. Der Honoraranspruch bestimmt sich nach Punkt 12.

(2) Ein – im Zweifel stets anzunehmender – Dauerauftrag (auch mit Pauschalvergütung) kann allerdings, soweit nichts Anderes schriftlich vereinbart ist, ohne Vorliegen eines wichtigen Grundes (vergleiche § 88 Abs 4 WTBG) nur unter Einhaltung einer Frist von drei Monaten zum Ende eines Kalendermonats gekündigt werden.

(3) Bei einem gekündigten Dauerauftragsverhältnis zählen - außer in Fällen des Abs 5 - nur jene einzelnen Werke zum verbleibenden Auftragsstand, deren vollständige oder überwiegende Ausführung innerhalb der Kündigungsfrist möglich ist, wobei Jahresabschlüsse und Jahressteuererklärungen innerhalb von 2 Monaten nach Bilanzstichtag als überwiegend ausführbar anzusehen sind. Diesfalls sind sie auch tatsächlich innerhalb berufsüblicher Frist fertigzustellen, soferne sämtliche erforderlichen Unterlagen unverzüglich zur Verfügung gestellt werden und soweit nicht ein wichtiger Grund iSd § 88 Abs 4 WTBG vorliegt.

(4) Im Falle der Kündigung gemäß Abs 2 ist dem Auftraggeber innerhalb Monatsfrist schriftlich bekannt zu geben, welche Werke im Zeitpunkt der Kündigung des Auftragsverhältnisses noch zum fertig zu stellenden Auftragsstand zählen.

(5) Unterbleibt die Bekanntgabe von noch auszuführenden Werken innerhalb dieser Frist, so gilt der Dauerauftrag mit Fertigstellung der zum Zeitpunkt des Einlangens der Kündigungserklärung begonnenen Werke als beendet.

(6) Wären bei einem Dauerauftragsverhältnis im Sinne der Abs 2 und 3 - gleichgültig aus welchem Grunde - mehr als 2 gleichartige, üblicherweise nur einmal jährlich zu erstellende Werke (z.B. Jahresabschlüsse, Steuererklärungen etc.) fertig zu stellen, so zählen die darüber hinaus gehenden Werke nur bei ausdrücklichem Einverständnis des Auftraggebers zum verbleibenden Auftragsstand. Auf diesen Umstand ist der Auftraggeber in der Mitteilung gemäß Abs 4 gegebenenfalls ausdrücklich hinzuweisen.

11. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Berufsberechtigten angebotenen Leistung in Verzug oder unterlässt der Auftraggeber eine ihm nach Punkt 3 oder sonstwie obliegende Mitwirkung, so ist der Berufsberechtigte zur fristlosen Kündigung des Vertrages berechtigt. Seine Honoraransprüche bestimmen sich nach Punkt 12. Annahmeverzug sowie unterlassene Mitwirkung seitens des Auftraggebers begründen auch dann den Anspruch des Berufsberechtigten auf Ersatz der ihm hiedurch entstandenen Mehraufwendungen sowie des verursachten Schadens, wenn der Berufsberechtigte von seinem Kündigungsrecht keinen Gebrauch macht.

12. Honoraranspruch

(1) Unterbleibt die Ausführung des Auftrages (z.B. wegen Kündigung), so gebührt dem Berufsberechtigten gleichwohl das vereinbarte Entgelt, wenn er zur Leistung bereit war und durch Umstände, deren Ursache auf Seiten des Bestellers liegen, daran verhindert worden ist (§ 1168 ABGB); der Berufsberechtigte braucht sich in diesem Fall nicht anrechnen zu lassen, was er durch anderweitige Verwendung seiner und seiner Mitarbeiter Arbeitskraft erwirbt oder zu erwerben unterlässt.

(2) Unterbleibt eine zur Ausführung des Werkes erforderliche Mitwirkung des Auftraggebers, so ist der Berufsberechtigte auch berechtigt, ihm zur Nachholung eine angemessene Frist zu setzen mit der Erklärung, dass nach fruchtlosem Verstreichen der Frist der Vertrag als aufgehoben gelte, im Übrigen gelten die Folgen des Abs 1.

(3) Kündigt der Berufsberechtigte ohne wichtigen Grund zur Unzeit, so hat er dem Auftraggeber den daraus entstandenen Schaden nach Maßgabe des Punktes 8 zu ersetzen.

(4) Ist der Auftraggeber – auf die Rechtslage hingewiesen – damit einverstanden, dass sein bisheriger Vertreter den Auftrag ordnungsgemäß zu Ende führt, so ist der Auftrag auch auszuführen.

13. Honorar

(1) Soferne nicht ausdrücklich Unentgeltlichkeit, aber auch nichts Anderes vereinbart ist, wird gemäß § 1004 und § 1152 ABGB eine angemessenen Entlohnung geschuldet. Sofern nicht nachweislich eine andere Vereinbarung getroffen wurde sind Zahlungen des Auftraggebers immer auf die älteste Schuld anzurechnen. Der Honoraranspruch des Berufsberechtigten ergibt sich aus der zwischen ihm und seinem Auftraggeber getroffenen Vereinbarung.

(2) Das gute Einvernehmen zwischen den zur Ausübung eines Wirtschaftstreuhandberufes Berechtigten und ihren Auftraggebern wird vor allem durch möglichst klare Entgeltvereinbarungen bewirkt.

(3) Die kleinste verrechenbare Leistungseinheit beträgt eine viertel Stunde.

(4) Auch die Wegzeit wird üblicherweise im notwendigen Umfang verrechnet.

(5) Das Aktenstudium in der eigenen Kanzlei, das nach Art und Umfang zur Vorbereitung des Berufsberechtigten notwendig ist, kann gesondert verrechnet werden.

(6) Erweist sich durch nachträglich hervorgekommene besondere Umstände oder besondere Inanspruchnahme durch den Auftraggeber ein bereits vereinbartes Entgelt als unzureichend, so sind Nachverhandlungen mit dem Ziel, ein angemessenes Entgelt nachträglich zu vereinbaren, üblich. Dies ist auch bei unzureichenden Pauschalhonoraren üblich.

(7) Die Berufsberechtigten verrechnen die Nebenkosten und die Umsatzsteuer zusätzlich.

(8) Zu den Nebenkosten zählen auch belegte oder pauschalierte Barauslagen, Reisespesen (bei Bahnfahrten 1. Klasse, gegebenenfalls Schlafwagen), Diäten, Kilometergeld, Fotokopierkosten und ähnliche Nebenkosten.

(9) Bei besonderen Haftpflichtversicherungserfordernissen zählen die betreffenden Ver-sicherungsprämien zu den Nebenkosten.

(10) Weiters sind als Nebenkosten auch Personal- und Sachaufwendungen für die Erstellung von Berichten, Gutachten u.ä. anzusehen.

(11) Für die Ausführung eines Auftrages, dessen gemeinschaftliche Erledigung mehreren Berufsberechtigten übertragen worden ist, wird von jedem das seiner Tätigkeit entsprechende Entgelt verrechnet.

(12) Entgelte und Entgeltvorschüsse sind mangels anderer Vereinbarungen sofort nach deren schriftlicher Geltendmachung fällig. Für Entgeltzahlungen, die später als 14 Tage nach Fälligkeit geleistet werden, können Verzugszinsen verrechnet werden. Bei beiderseitigen Unternehmergeschäften gelten Verzugszinsen in der Höhe von 8 % über dem Basiszinssatz als vereinbart (siehe § 352 UGB).

(13) Die Verjährung richtet sich nach § 1486 ABGB und beginnt mit Ende der Leistung bzw. mit späterer, in angemessener Frist erfolgter Rechnungslegung zu laufen.

(14) Gegen Rechnungen kann innerhalb von 4 Wochen ab Rechnungsdatum schriftlich beim Berufsberechtigten Einspruch erhoben werden. Andernfalls gilt die Rechnung als anerkannt. Die Aufnahme einer Rechnung in die Bücher gilt jedenfalls als Anerkenntnis.

14. Sonstiges

(1) Der Berufsberechtigte hat neben der angemessenen Gebühren- oder Honorarforderung Anspruch auf Ersatz seiner Auslagen. Er kann entsprechende Vorschüsse verlangen und seine (fortgesetzte)-Tätigkeit von der Zahlung dieser Vorschüsse abhängig machen. Er kann auch die Auslieferung des Leistungsergebnisses von der vollen Befriedigung seiner Ansprüche abhängig machen. Auf das gesetzliche Zurückbehaltungsrecht (§ 471 ABGB, § 369 UGB) wird in diesem Zusammenhang verwiesen. Wird das Zurückbehaltungsrecht zu Unrecht ausgeübt, haftet der Berufsberechtigte nur bei krass grober Fahrlässigkeit bis zur Höhe seiner noch offenen Forderung. Bei Dauerverträgen darf die Erbringung weiterer Leistungen bis zur Bezahlung früherer Leistungen verweigert werden. Bei Erbringung von Teilleistungen und offener Teilhonorierung gilt dies sinngemäß.

(2) Eine Beanstandung der Arbeiten des Berufsberechtigten berechtigt, außer bei offenkundigen wesentlichen Mängeln, nicht zur Zurückhaltung der ihm nach Abs 1 zustehenden Vergütungen.

(3) Eine Aufrechnung gegen Forderungen des Berufsberechtigten auf Vergütungen nach Abs 1 ist nur mit unbe-strittenen oder rechtskräftig festgestellten Forderungen zulässig.

(4) Der Berufsberechtigte hat auf Verlangen und Kosten des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlass seiner Tätigkeit von diesem erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Berufsberechtigten und seinem Auftraggeber und für die Schriftstücke, die dieser in Urschrift besitzt und für Schriftstücke, die einer Aufbewahrungspflicht nach der Geldwäscherichtlinie unterliegen. Der Berufsberechtigte kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen. Der Auftraggeber hat hiefür die Kosten insoweit zu tragen als diese Abschriften oder Fotokopien zum nachträglichen Nachweis der ordnungsgemäßen Erfüllung der Berufspflichten des Berufsberechtigten erforderlich sein könnten.

(5) Der Auftraggeber hat die dem Berufsberechtigten übergebenen Unterlagen nach Abschluss der Arbeiten binnen 3 Monaten abzuholen. Bei Nichtabholung übergebener Unterlagen kann der Berufsberechtigte nach

zweimaliger nachweislicher Aufforderung an den Auftraggeber, übergebene Unterlagen abzuholen, diese auf dessen Kosten zurückstellen und/oder Depotgebühren in Rechnung stellen.

(6) Der Berufsberechtigte ist berechtigt, fällige Honorarforderungen mit etwaigen Depotguthaben, Verrechnungsgeldern, Treuhandgeldern oder anderen in seiner Gewahrsame befindlichen liquiden Mitteln auch bei ausdrücklicher Inverwahrungnahme zu kompensieren, sofern der Auftraggeber mit einem Gegenanspruch des Berufsberechtigen rechnen musste.

(7) Zur Sicherung einer bestehenden oder künftigen Honorarforderung ist der Berufsberechtigte berechtigt, ein finanzamtliches Guthaben oder ein anderes Abgaben- oder Beitragsguthaben des Auftraggebers auf ein Anderkonto zu transferieren. Diesfalls ist der Auftraggeber vom erfolgten Transfer zu verständigen. Danach kann der sichergestellte Betrag entweder im Einvernehmen mit dem Auftraggeber oder bei Vollstreckbarkeit der Honorarforderung eingezogen werden.

15. Anzuwendendes Recht, Erfüllungsort, Gerichtsstand

(1) Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur österreichisches Recht.

(2) Erfüllungsort ist der Ort der beruflichen Niederlassung des Berufsberechtigten.

(3) Für Streitigkeiten ist das Gericht des Erfüllungsortes zuständig.

16. Ergänzende Bestimmungen für Prüfungen

(1) Bei Abschlussprüfungen, die mit dem Ziel der Erteilung eines förmlichen Bestätigungsvermerkes durchgeführt werden (wie z.B. §§ 268ff UGB) erstreckt sich der Auftrag, soweit nicht anderweitige schriftliche Vereinbarungen getroffen worden sind, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z.B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Devisenrechts, eingehalten sind. Die Abschlussprüfung erstreckt sich auch nicht auf die Prüfung der Führung der Geschäfte hinsichtlich Sparsamkeit, Wirtschaftlichkeit und Zweckmäßigkeit. Im Rahmen der Abschlussprüfung besteht auch keine Verpflichtung zur Aufdeckung von Buchfälschungen und sonstigen Unregel-mäßigkeiten.

(2) Bei Abschlussprüfungen ist der Jahresabschluss, wenn ihm der uneingeschränkte oder eingeschränkte Bestätigungsvermerk beigesetzt werden kann, mit jenem Bestätigungsvermerk zu versehen, der der betreffenden Unternehmensform entspricht.
(3) Wird ein Jahresabschluss mit dem Bestätigungsvermerk des Prüfers veröffentlicht, so darf dies nur in der vom Prüfer bestätigten oder in einer von ihm ausdrücklich zugelassenen anderen Form erfolgen.

(4) Widerruft der Prüfer den Bestätigungsvermerk, so darf dieser nicht weiterverwendet werden. Wurde der Jahresabschluss mit dem Bestätigungsvermerk veröffentlicht, so ist auch der Widerruf zu veröffentlichen.

(5) Für sonstige gesetzliche und freiwillige Abschlussprüfungen sowie für andere Prüfungen gelten die obigen Grundsätze singemäß.

17. Ergänzende Bestimmungen für die Erstellung von Jahres- und anderen Abschlüssen, für Beratungstätigkeit und andere im Rahmen eines Werkvertrages zu erbringende Tätigkeiten

(1) Der Berufsberechtigte ist berechtigt, bei obgenannten Tätigkeiten die Angaben des Auftraggebers, insbesondere Zahlenangaben, als richtig anzunehmen. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen. Der Auftraggeber hat dem Berufsberechtigten alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, dass dem Berufsberechtigten eine angemessene Bearbeitungszeit, mindestens jedoch eine Woche, zur Verfügung steht.

(2) Mangels einer anderweitigen schriftlichen Vereinbarung umfasst die Beratungstätigkeit folgende Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommen- oder Körperschaftsteuer und zwar auf Grund der vom Auftraggeber vorzulegenden oder vom Auftragnehmer erstellten Jahresabschlüsse und sonstiger, für die Besteuerung erforderlichen Aufstellungen und Nachweise.
b) Prüfung der Bescheide zu den unter a) genannten Erklärungen.
c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden.
d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern.
e) Mitwirkung im Rechtsmittelverfahren hinsichtlich der unter a) genannten Steuern. Erhält der Berufsberechtigte für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter d) und e) genannten Tätigkeiten gesondert zu honorieren.

(3) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer und Einheitsbewertung sowie aller Fragen der Umsatzsteuer, Lohnsteuer und sonstiger Steuern und Abgaben erfolgt nur auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z.B. auf dem Gebiet der Erbschaftssteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,
b) die Verteidigung und die Beiziehung zu dieser im Finanzstrafverfahren,
c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Gründung, Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerungen, Liquidation, betriebswirtschaftliche Beratung und andere Tätigkeiten gemäß §§ 3 bis 5 WTBG,
d) die Verfassung der Eingaben zum Firmenbuch im Zusammenhang mit Jahresabschlüssen einschließlich der erforderlichen Evidenzführungen.

(4) Soweit die Ausarbeitung der Umsatzsteuerjahreserklärung zum übernommenen Auftrag zählt, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Prüfung, ob alle in Betracht kommenden umsatzsteuerrechtlichen Begünstigungen wahrgenommen worden sind, es sei denn, hierüber besteht eine nachweisliche Beauftragung.

(5) Vorstehende Absätze gelten nicht bei Sachverständigentätigkeit.

II. TEIL

18. Geltungsbereich

Die Auftragsbedingungen des II. Teiles gelten für Werkverträge über die Führung der Bücher, die Vornahme der Personalsachbearbeitung und die Abgabenverrechnung.

19. Umfang und Ausführung des Auftrages

(1) Auf die Absätze 3 und 4 der Präambel wird verwiesen.

(2) Der Berufsberechtigte ist berechtigt, die ihm erteilten Auskünfte und übergebenen Unterlagen des Auftraggebers, insbesondere Zahlenangaben, als richtig und vollständig anzusehen und der Buchführung zu Grunde zu legen. Der Berufsberechtigte ist ohne gesonderten schriftlichen Auftrag nicht verpflichtet, Unrichtigkeiten fest zu stellen. Stellt er allerdings Unrichtigkeiten fest, so hat er dies dem Auftraggeber bekannt zu geben.

(3) Falls für die im Punkt 18 genannten Tätigkeiten ein Pauschalhonorar vereinbart ist, so sind mangels anderweitiger schriftlicher Vereinbarung die Vertretungstätigkeit im Zusammenhang mit abgaben- und beitragsrechtlichen Prüfungen aller Art einschließlich der Abschluss von Vergleichen über Abgabenbemessungs- oder Beitragsgrundlagen, Berichterstattung, Rechtsmittelerhebung uä gesondert zu honorieren.

(4) Die Bearbeitung besonderer Einzelfragen im Zusammenhang mit den im Punkt 18 genannten Tätigkeiten, insbesondere Feststellungen über das prinzipielle Vorliegen einer Pflichtversicherung, erfolgt nur

aufgrund eines besonderen Auftrages und ist nach dem I. oder III. Teil der vorliegenden Auftragsbedingungen zu beurteilen.

(5) Ein vom Berufsberechtigten bei einer Behörde (z.B. Finanzamt, Sozialversicherungsträger) elektronisch eingereichtes Anbringen ist als nicht von ihm beziehungsweise vom übermittelnden Bevollmächtigten unterschrieben anzusehen.

20. Mitwirkungspflicht des Auftraggebers

Der Auftraggeber hat dafür zu sorgen, dass dem Berufsberechtigten auch ohne dessen besondere Aufforderung alle für die Führung der Bücher, die Vornahme der Personalsachbearbeitung und die Abgabenverrechnung notwendigen Auskünfte und Unterlagen zum vereinbarten Termin zur Verfügung stehen.

21. Kündigung

(1) Soweit nicht etwas Anderes schriftlich vereinbart ist, kann der Vertrag ohne Angabe von Gründen von jedem der Vertragspartner unter Einhaltung einer dreimonatigen Kündigungsfrist zum Ende eines Kalendermonats gekündigt werden.

(2) Kommt der Auftraggeber seiner Verpflichtung gemäß Punkt 20 wiederholt nicht nach, berechtigt dies den Berufsberechtigten zu sofortiger fristloser Kündigung des Vertrages.

(3) Kommt der Berufsberechtigte mit der Leistungserstellung aus Gründen in Verzug, die er allein zu vertreten hat, so berechtigt dies den Auftraggeber zu sofortiger fristloser Kündigung des Vertrages.

(4) Im Falle der Kündigung des Auftragsverhältnisses zählen nur jene Werke zum Auftragsstand, an denen der Auftragnehmer bereits arbeitet oder die überwiegend in der Kündigungsfrist fertig gestellt werden können und die er binnen eines Monats nach der Kündigung bekannt gibt.

22. Honorar und Honoraranspruch

(1) Sofern nichts Anderes schriftlich vereinbart ist, gilt das Honorar als jeweils für ein Auftragsjahr vereinbart.

(2) Bei Vertragsauflösung gemäß Punkt 21 Abs 2 behält der Berufsberechtigte den vollen Honoraranspruch für drei Monate. Dies gilt auch bei Nichteinhaltung der Kündigungsfrist durch den Auftraggeber.

(3) Bei Vertragsauflösung gemäß Punkt 21 Abs 3 hat der Berufsberechtigte nur Anspruch auf Honorar für seine bisherigen Leistungen, sofern sie für den Auftraggeber verwertbar sind.

(4) Ist kein Pauschalhonorar vereinbart, richtet sich die Höhe des Honorars gemäß Abs 2 nach dem Monatsdurchschnitt des laufenden Auftragsjahres bis zur Vertragsauflösung.

(5) Soferne nicht ausdrücklich Unentgeltlichkeit, aber auch nichts Anderes vereinbart ist, wird gemäß § 1004 und § 1152 ABGB eine angemessenen Entlohnung geschuldet. Sofern nicht nachweislich eine andere Vereinbarung getroffen wurde sind Zahlungen des Auftraggebers immer auf die älteste Schuld anzurechnen. Der Honoraranspruch des Berufsberechtigten ergibt sich aus der zwischen ihm und seinem Auftraggeber getroffenen Vereinbarung. Im Übrigen gelten die unter Punkt 13. (Honorar) normierten Grundsätze.

23. Sonstiges

Im Übrigen gelten Punkt 1 Abs 2, Punkt 4, Punkt 6, Punkt 7, Punkt 8, Punkt 9, Punkt 14 und Punkt 15 des I. Teiles der Auftragsbedingungen sinngemäß.

III. TEIL

24. Geltungsbereich

(1) Die Auftragsbedingungen des III. Teiles gelten für alle in den vorhergehenden Teilen nicht erwähnten Verträge, die nicht als Werkverträge anzusehen sind und nicht mit in den vorhergehenden Teilen erwähnten Verträgen in Zusammenhang stehen.

(2) Insbesondere gilt der III. Teil der Auftragsbedingungen für Verträge über einmalige Teilnahme an Verhandlungen, für Tätigkeiten als Organ im Insolvenzverfahren, für Verträge über einmaliges Einschreiten und über Bearbeitung der in Punkt 17 Abs 3 erwähnten Einzelfragen ohne Vorliegen eines Dauervertrages.

25. Umfang und Ausführung des Auftrages

(1) Auf die Absätze 3 und 4 der Präambel wird verwiesen.

(2) Der Berufsberechtigte ist berechtigt und verpflichtet, die ihm erteilten Auskünfte und übergebenen Unterlagen des Auftraggebers, insbesondere Zahlenangaben, als richtig und vollständig anzusehen. Er hat im Finanzstrafverfahren die Rechte des Auftraggebers zu wahren.

(3) Der Berufsberechtigte ist ohne gesonderten schriftlichen Auftrag nicht verpflichtet, Unrichtigkeiten fest zu stellen. Stellt er allerdings Unrichtigkeiten fest, so hat er dies dem Auftraggeber bekannt zu geben.

26. Mitwirkungspflicht des Auftraggebers

Der Auftraggeber hat dafür zu sorgen, dass dem Berufsberechtigten auch ohne dessen besondere Aufforderung alle notwendigen Auskünfte und Unterlagen rechtzeitig zur Verfügung stehen.

27. Kündigung

Soweit nicht etwas Anderes schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist, können die Vertragspartner den Vertrag jederzeit mit sofortiger Wirkung kündigen (§ 1020 ABGB).

28. Honorar und Honoraranspruch

(1) Soferne nicht ausdrücklich Unentgeltlichkeit, aber auch nichts Anderes vereinbart ist, wird gemäß § 1004 und § 1152 ABGB eine angemessenen Entlohnung geschuldet. Sofern nicht nachweislich eine andere Vereinbarung getroffen wurde sind Zahlungen des Auftraggebers immer auf die älteste Schuld anzurechnen. Der Honoraranspruch des Berufsberechtigten ergibt sich aus der zwischen ihm und seinem Auftraggeber getroffenen Vereinbarung. Im Übrigen gelten die unter Punkt 13. (Honorar) normierten Grundsätze.

(2) Im Falle der Kündigung ist der Honoraranspruch nach den bereits erbrachten Leistungen, soferne sie für den Auftraggeber verwertbar sind, zu aliquotieren.

29. Sonstiges

Die Verweisungen des Punktes 23 auf Bestimmungen des I. Teiles der Auftragsbedingungen gelten sinngemäß.

IV. TEIL

30. Geltungsbereich

Die Auftragsbedingungen des IV. Teiles gelten ausschließlich für Verbrauchergeschäfte gemäß Konsumentenschutzgesetz (Bundesgesetz vom 8.3.1979/BGBl Nr.140 in der derzeit gültigen Fassung).

31. Ergänzende Bestimmungen

(1) Für Verträge zwischen Berufsberechtigten und Verbrauchern gelten die zwingenden Bestimmungen des Konsumentenschutz-gesetzes.

(2) Der Berufsberechtigte haftet nur für vorsätzliche und grob fahrlässig verschuldete Verletzung der übernommenen Verpflichtungen.

(3) Anstelle der im Punkt 8 Abs 2 AAB normierten Begrenzung ist auch im Falle grober Fahrlässigkeit die Ersatzpflicht des Berufsberechtigten nicht begrenzt.

(4) Punkt 8 Abs 3 AAB (Geltendmachung der Schadenersatz-ansprüche innerhalb einer bestimmten Frist) gilt nicht.

(5) Rücktrittsrecht gemäß § 3 KSchG:

Hat der Verbraucher seine Vertragserklärung nicht in den vom Berufsberechtigten dauernd benützten Kanzleiräumen abgegeben, so kann er von seinem Vertragsantrag oder vom Vertrag zurücktreten. Dieser Rücktritt kann bis zum Zustandekommen des Vertrages oder danach binnen einer Woche erklärt werden; die Frist beginnt mit der Ausfolgung einer Urkunde, die zumindest den Namen und die Anschrift des Berufsberechtigten sowie eine Belehrung über das Rücktrittsrecht enthält, an den Verbraucher, frühestens jedoch mit dem Zustandekommen des Vertrages zu laufen. Das Rücktrittsrecht steht dem Verbraucher nicht zu,

1. wenn er selbst die geschäftliche Verbindung mit dem Berufsberechtigten oder dessen Beauftragten zwecks Schließung dieses Vertrages angebahnt hat,
2. wenn dem Zustandekommen des Vertrages keine Besprechungen zwischen den Beteiligten oder ihren Beauftragten vorangegangen sind oder

3. bei Verträgen, bei denen die beiderseitigen Leistungen sofort zu erbringen sind, wenn sie üblicherweise von Berufsberechtigten außerhalb ihrer Kanzleiräume geschlossen werden und das vereinbarte Entgelt € 15 nicht übersteigt.

Der Rücktritt bedarf zu seiner Rechtswirksamkeit der Schriftform. Es genügt, wenn der Verbraucher ein Schriftstück, das seine Vertragserklärung oder die des Berufsberechtigten enthält, dem Berufsberechtigten mit einem Vermerk zurückstellt, der erkennen läßt, dass der Verbraucher das Zustandekommen oder die Aufrechterhaltung des Vertrages ablehnt. Es genügt, wenn die Erklärung innerhalb einer Woche abgesendet wird.

Tritt der Verbraucher gemäß § 3 KSchG vom Vertrag zurück, so hat Zug um Zug

1. der Berufsberechtigte alle empfangenen Leistungen samt gesetzlichen Zinsen vom Empfangstag an zurückzuerstatten und den vom Verbraucher auf die Sache gemachten notwendigen und nützlichen Aufwand zu ersetzen,

2. der Verbraucher dem Berufsberechtigten den Wert der Leistungen zu vergüten, soweit sie ihm zum klaren und überwiegenden Vorteil gereichen.

Gemäß § 4 Abs 3 KSchG bleiben Schadenersatzansprüche unberührt.

(6) Kostenvoranschläge gemäß § 5 KSchG

Für die Erstellung eines Kostenvoranschlages im Sinn des § 1170a ABGB durch den Berufsberechtigten hat der Verbraucher ein Entgelt nur dann zu zahlen, wenn er vorher auf diese Zahlungspflicht hingewiesen worden ist.

Wird dem Vertrag ein Kostenvoranschlag des Berufsberechtigten zugrunde gelegt, so gilt dessen Richtigkeit als gewährleistet, wenn nicht das Gegenteil ausdrücklich erklärt ist.

(7) Mängelbeseitigung: Punkt 7 wird ergänzt

Ist der Berufsberechtigte nach § 932 ABGB verpflichtet, seine Leistungen zu verbessern oder Fehlendes nachzutragen, so hat er diese Pflicht zu erfüllen, an dem Ort, an dem die Sache übergeben worden ist. Ist es für den Verbraucher tunlich, die Werke und Unterlagen vom Berufsberechtigten gesendet zu erhalten, so kann dieser diese Übersendung auf seine Gefahr und Kosten vornehmen.

(8) Gerichtsstand: Anstelle Punkt 15 Abs 3:

Hat der Verbraucher im Inland seinen Wohnsitz oder seinen gewöhnlichen Aufenthalt oder ist er im Inland beschäftigt, so kann für eine Klage gegen ihn nach den §§ 88, 89, 93 Abs 2 und 104 Abs1 JN nur die Zuständigkeit eines Gerichtes begründet werden, in dessen Sprengel der Wohnsitz, der gewöhnliche Aufenthalt oder der Ort der Beschäftigung liegt.

(9) Verträge über wiederkehrende Leistungen

(a) Verträge, durch die sich der Berufsberechtigte zu Werkleistungen und der Verbraucher zu wiederholten Geldzahlungen verpflichten und die für eine unbestimmte oder eine ein Jahr übersteigende Zeit geschlossen worden sind, kann der Verbraucher unter Einhaltung einer zweimonatigen Frist zum Ablauf des ersten Jahres, nachher zum Ablauf jeweils eines halben Jahres kündigen.

(b) Ist die Gesamtheit der Leistungen eine nach ihrer Art unteilbare Leistung, deren Umfang und Preis schon bei der Vertragsschließung bestimmt sind, so kann der erste Kündigungstermin bis zum Ablauf des zweiten Jahres hinausgeschoben werden. In solchen Verträgen kann die Kündigungsfrist auf höchstens sechs Monate verlängert werden.

(c) Erfordert die Erfüllung eines bestimmten, in lit.a) genannten Vertrages erhebliche Aufwendungen des Berufsberechtigten und hat er dies dem Verbraucher spätestens bei der Vertragsschließung bekannt gegeben, so können den Umständen angemessene, von den in lit.a) und b) genannten abweichende Kündigungstermine und Kündigungsfristen vereinbart werden.

(d) Eine Kündigung des Verbrauchers, die nicht fristgerecht ausgesprochen worden ist, wird zum nächsten nach Ablauf der Kündigungsfrist liegenden Kündigungstermin wirksam.

JAHRESABSCHLUSS 2005
BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

BÖHLER UDDEHOLM

INHALT

LAGEBERICHT 2005
DES BÖHLER-UDDEHOLM KONZERNS UND
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

WIRTSCHAFTLICHES UMFELD

Nach einem Plus von 3,8% im Jahr 2004 hat sich das Weltwirtschaftswachstum zwar etwas abgeschwächt, die prognostizierte Wachstumsrate für 2005 liegt aber immer noch etwas über 3%. Allen voran war China die Konjunkturlokomotive, die, unterstützt von einer robusten US-Wirtschaft, für Wachstum sorgte. Die vom Export abhängigen europäischen Volkswirtschaften glichen in diesem Bild eher Waggons, die mit angezogenen Bremsen unterwegs waren. Die Rohstoffpreisentwicklung ist auf hohem Niveau in eine Konsolidierungsphase übergegangen. Obwohl die Preise für Öl und andere Rohstoffe die Inflation anheizten, ist bisher kein nachhaltig negativer Einfluss auf das Wirtschaftswachstum eingetreten.

Die US-Notenbank hat durch mehrfaches Anheben der Leitzinsen auf das steigende Preisniveau reagiert und weitere Zinserhöhungen sind nicht auszuschließen. Da die US-Wirtschaft 2005 jedoch um voraussichtlich 3,6% gewachsen ist, scheint dieser Zinsanstieg die Konjunkturdynamik in den USA im Berichtsjahr kaum gedämpft zu haben.

Emerging Markets im Aufwind.
Im Jahr 2005 lag das Wirtschaftswachstum Chinas bei über 9% und übertraf damit die ursprünglichen Prognosen. Neben China befindet sich auch Indien seit einigen Jahren auf einem ausgeprägten Wachstumskurs. Eine steigende Industrieproduktion und die starke Inlandsnachfrage sorgten für eine schwungvolle Binnenkonjunktur und höhere Gewinne der indischen Unternehmen.

Während die Konjunktur in den lateinamerikanischen Entwicklungs- und Schwellenländern von der starken Nachfrage aus den USA getrieben wurde, profitierten die Volkswirtschaften des südostasiatischen Wirtschaftsraumes vom Wachstumsboom in China. Aus den Exportüberschüssen der Rohstoff produzierenden Staaten Asiens ist zusätzliches Nachfragepotenzial entstanden. Auch Japan hat nun die langjährige Rezession überwunden.

In diesem Umfeld verlief die Wirtschaftsentwicklung Europas in den vergangenen Jahren eher enttäuschend. Mit voraussichtlich 1,3% im Euro-Raum und 1,5% in der Europäischen Union blieb das Wachstum im Berichtsjahr gering. Allerdings deuten in jüngster Zeit die Konjunkturindikatoren wieder vermehrt auf eine bessere wirtschaftliche Entwicklung Europas hin.

Auftragseingang auf Rekordniveau.
In den Nischenmärkten des BÖHLER-UDDEHOLM Konzerns konnte jedoch im Geschäftsjahr 2005 eine insgesamt günstige Konjunktur für Edelstahl und Edelstahlprodukte verzeichnet werden. Das zeigte sich deutlich beim Auftragseingang, der sich in der Berichtsperiode von 1.665,5 m€ um 28% auf 2.136,4 m€ erhöhte. Die stärkste Nachfrage wurde in den Wachstumsmärkten Asiens und Südameri-

kas registriert, aber auch in den USA und in Deutschland war eine zufrieden stellende Situation gegeben.

Der kräftige Nachfrageschub machte sich in allen vier Divisionen bemerkbar, wenn auch nach den Sommermonaten eine gewisse Abschwächung – hauptsächlich im Segment Werkzeugstahl – zu spüren war. Die meisten Produktionsbetriebe des Konzerns waren während des Berichtsjahres voll ausgelastet, der Auftragsstand stieg von 505,3 m€ um 48% auf 746,5 m€ zum 31. Dezember 2005.

UMSATZ UND ERGEBNIS

Der BÖHLER-UDDEHOLM Konzern verbesserte im Geschäftsjahr 2005 seinen Gesamtumsatz von 1.934,0 m€ um 35% auf 2.607,1 m€ und erreichte damit einen neuen Rekordwert. Dieser markante Anstieg spiegelt einerseits das gute wirtschaftliche Umfeld in den wesentlichen Kernmärkten wider und andererseits das hohe Preisniveau bei Rohstoffen (Schrott, Legierungen) vor allem in der ersten Hälfte des Berichtsjahres.

Zusätzlich unterstützte die Akquisition der Edelstahlwerke Buderus AG, die am 30. Juni 2005 abgeschlossen wurde, das Umsatzwachstum des Konzerns. Im Gesamtumsatz für das Geschäftsjahr 2005 waren somit zwei Quartale der Edelstahlwerke Buderus AG enthalten. Im Zeitraum Juli bis Dezember 2005 erwirtschafteten die Edelstahlwerke Buderus AG und ihre Vertriebsorganisation einen Umsatz von 250,4 m€.

Die Akquisition der Avesta Welding AB wurde am 31. Oktober 2005 abgeschlossen. Somit waren im Konzernabschluss nur zwei Monate von Avesta Welding enthalten, was sich auf das Umsatzwachstum geringfügig auswirkte.

BÖHLER-UDDEHOLM konnte in den EU-Ländern den Umsatz von 1.127,8 m€ um 33% auf 1.504,8 m€ erhöhen. Dieser Zuwachs war auch durch die Übernahme der Edelstahlwerke Buderus AG beeinflusst, die ihren Umsatz überwiegend in den EU-Märkten erzielt. In Amerika verbesserte BÖHLER-UDDEHOLM den Umsatz von 402,9 m€ um 49% auf 599,2 m€. Dieser Anstieg resultierte aus dem besseren Marktumfeld in Nordamerika sowie aus der Akquisition der brasilianischen Villares Metals S.A. im Geschäftsjahr 2004. Im Berichtsjahr war Villares Metals S.A. erstmalig mit vier Quartalen in den Zahlen des BÖHLER-UDDEHOLM Konzerns enthalten. Durch verstärkte Vertriebsaktivitäten in Asien konnte BÖHLER-UDDEHOLM in dieser Wachstumsregion den Umsatz von 244,2 m€ um 28% auf 312,4 m€ steigern.

Eine regionale Aufschlüsselung des Gesamtumsatzes nach Prozentanteilen ergibt daher folgendes Bild: Die EU-Länder bildeten mit 58% (58%) den wichtigsten Markt für BÖHLER-UDDEHOLM, gefolgt von Amerika mit 23% (21%), Asien mit 12% (13%), den übrigen europäischen Ländern mit 4% (4%), Australien mit 2% (3%) und Afrika mit 1% (1%).

Bei der Zuordnung nach Sparten machte die Division High Performance Metals 73,0% (72,0%) des Gesamtumsatzes aus, gefolgt von der Division Welding Consumables mit 12,3% (15,1%), der Division Precision Strip mit 9,1% (8,5%) und Special Forgings mit 5,6% (4,4%).

Umsatzerlöse (in m€)	**2005**	**2004**	**2003**	**2002**	**2001**
High Performance Metals	1.961,8	1.392,6	1.005,4	1.044,3	1.098,9
Welding Consumables[1]	330,3	291,6	255,7	131,8	135,1
Precision Strip	244,9	163,6	158,5	164,6	171,4
Special Forgings	150,1	87,2	79,8	96,4	99,3
Sonstiges/Konsolidierung	69,2	62,2	55,7	50,0	46,5
Gesamtumsatz	**2.756,3**	**1.997,2**	**1.555,1**	**1.487,1**	**1.551,2**
Innenumsatz	149,2	63,2	55,3	45,9	41,8
Außenumsatz	2.607,1	1.934,0	1.499,8	1.441,2	1.509,4

1) Bis zum Geschäftsjahr 2002 nur 50% - Anteil am Joint Venture

Der deutliche Zuwachs im Geschäftsvolumen hatte auch positive Auswirkungen auf die Ergebnisentwicklung des BÖHLER-UDDEHOLM Konzerns. Die hohen Rohstoffkosten konnten größtenteils an die Kunden weitergegeben und zusätzlich Kosten im Ausmaß von rund 20 m€ eingespart werden. Der Betriebserfolg (EBIT) stieg somit von 191,9 m€ um 64% auf 314,0 m€. Allerdings ist festzuhalten, dass im Ergebnis auch eine einmalige Rückstellung in Höhe von 6 m€ für die Restrukturierung der Avesta Welding AB berücksichtigt wurde.

Die neu erworbene Edelstahlwerke Buderus AG war mit zwei Quartalen im Konzern-EBIT enthalten. Im Zeitraum Juli bis Dezember 2005 erreichten die Edelstahlwerke Buderus AG und ihre Vertriebsorganisation ein EBIT von 19,4 m€.

Die EBIT-Marge der BÖHLER-UDDEHOLM Gruppe verbesserte sich im Berichtsjahr von 9,9% auf 12,0%. Dies ist die höchste EBIT-Marge, die der Konzern bislang in einem Gesamtjahr erreichen konnte.

Das Ergebnis der gewöhnlichen Geschäftstätigkeit (EGT) wuchs von 161,5 m€ um 77% auf 286,4 m€. Die Steuerquote für BÖHLER-UDDEHOLM reduzierte sich gegenüber dem Vergleichsjahr von 32% auf 27%. Der Jahresüberschuss erhöhte sich somit signifikant von 110,1 m€ um 89% auf nunmehr 208,1 m€.

Damit erreichte der Gewinn pro Aktie (unverwässert) in der Berichtsperiode 17,4 € gegenüber 10,3 € im Vorjahr. Der Vorstand wird daher in der Hauptversammlung am 16. Mai 2006 eine neuerliche Erhöhung der Dividende von 4,40 € pro Aktie um 70% auf 7,50 € pro Aktie vorschlagen. Dies entspricht einer Ausschüttungsquote von 46,4% und – gemessen am Kurs zum Ultimo 2005 – einer Dividenden-Rendite von 5,3%. Mit dieser höchsten Dividendenausschüttung seit Börseneinführung von BÖHLER-UDDEHOLM im Jahr 1995 bestätigt der Konzern auch im zehnten Jahr seiner Börsenotiz erneut das Bekenntnis zu einer aktionärsfreundlichen Dividendenpolitik.

VERMÖGENS- UND FINANZLAGE

Konzernbilanz (Kurzfassung in m€)

	2005	%	2004	%
Anlagevermögen	839,5	32,2	636,2	34,1
Vorräte	973,0	37,4	652,4	35,0
Forderungen und sonstige Vermögensgegenstände	596,2	22,9	411,4	22,1
Liquide Mittel	114,0	4,4	90,5	4,9
Sonstiges Umlaufvermögen und ARA	82,1	3,1	73,4	3,9
Bilanzsumme	**2.604,8**	**100,0**	**1.863,9**	**100,0**
Eigenmittel (inklusive Fremdanteile)	1.105,9	42,5	699,4	37,5
Rückstellungen	552,6	21,2	388,9	20,9
Kreditverschuldung	575,4	22,1	518,0	27,8
Sonstige Verbindlichkeiten und PRA	370,9	14,2	257,7	13,8
Bilanzsumme	**2.604,8**	**100,0**	**1.863,9**	**100,0**

Die Bilanzsumme stieg gegenüber dem Vorjahr vor allem aufgrund der Akquisition der Edelstahlwerke Buderus AG um 40,0% auf 2.604,8 m€. Die Bilanzstruktur ist durch eine hohe Anlagenintensität und langfristige Finanzverbindlichkeiten geprägt. Das Anlagevermögen ist zu 131,7% (Vorjahr: 109,9%) durch Eigenkapital finanziert.

Der Anteil des Anlagevermögens am Gesamtkapital ist gegenüber dem Vorjahr um 1,9%-Punkte gesunken, erhöhte sich jedoch real um 203,4 m€. Aus der Akquisition ergaben sich Zugänge bei Sachanlagen und immateriellem Vermögen von 124,5 m€. Die Investitionen in Sachanlagen und immaterielles Vermögen überschritten damit die Abschreibungen um 66,1 m€ bzw. 72,8%.

Nach einer im Zuge der Übernahme durchgeführten Neubewertung der Vermögensgegenstände und Verbindlichkeiten der Edelstahlwerke Buderus AG verblieb ein Unterschiedsbetrag in Höhe von 8,5 m€, der als Firmenwert bilanziert wurde. Aus der Fremdwährungsumrechnung ergab sich – trotz der schwachen US-Dollar Notierung – insgesamt eine Erhöhung des Anlagevermögens um 23,1 m€.

Das Nettoumlaufvermögen, das sich aus Vorräten, Forderungen aus Lieferungen und Leistungen und sonstigen kurzfristigen Forderungen abzüglich Verbindlichkeiten aus Lieferungen und Leistungen, erhaltenen Anzahlungen sowie sonstigen kurzfristigen Verbindlichkeiten ergibt, erhöhte sich gegenüber dem Vergleichszeitraum des Vorjahres um 391,6 m€ auf 1.198,8 m€ (Vorjahr: 807,2 m€), wobei 147,7 m€ auf die Akquisition der Edelstahlwerke Buderus AG entfielen.

Die Vorräte sind in der Konzernbilanz mit 973,0 m€ (Vorjahr: 652,4 m€) ausgewiesen. Der Anstieg gegenüber dem Vorjahr ist mit 99,1 m€ auf die Akquisition der Edelstahlwerke Buderus AG, mit 24,4 m€ auf Währungseffekte und mit 197,1 m€ auf höhere Bestände zurückzuführen. Die Erhöhung bei den Beständen ergab sich in erster Linie aus den im Berichtsjahr signifikant gestiegenen Kosten für notwendige Einsatzmaterialien, insbesondere Legierungen und Schrott.

Die Forderungen aus Lieferungen und Leistungen sind akquisitionsbedingt um 98,7 m€ angestiegen. Die verbleibenden 66,7 m€ sind primär auf die teilweise Weitergabe der gestiegenen Rohstoffkosten an die Kunden zurückzuführen, wodurch höhere Fakturenwerte bedingt waren.

Die Liquidität, bestehend aus Kassenbeständen und Bankguthaben sowie aus Wertpapieren des Umlaufvermögens, erhöhte sich um 23,5 m€ auf 114,0 m€ (Vorjahr: 90,5 m€).

Von der aktiven latenten Steuerabgrenzung von 69,1 m€ (Vorjahr: 60,2 m€) entfallen 44,0 m€ auf Unterschiede zwischen den Wertansätzen in den Steuer- und IFRS-Bilanzen der Tochtergesellschaften und 25,1 m€ auf Konsolidierungsmaßnahmen.

Das Konzerneigenkapital inklusive Minderheitenanteil stieg im Berichtsjahr auf 1.105,9 m€ (Vorjahr: 699,4 m€). Der Erhöhung durch das Konzernergebnis von 208,1 m€, der im Juni 2005 abgeschlossenen Kapitalerhöhung im Ausmaß von 168,5 m€, der Veräußerung eigener Anteile von 39,5 m€ sowie Währungsdifferenzen von 63,8 m€ stehen Dividendenzahlungen von 47,2 m€ sowie sonstige neutrale Änderungen von -26,2 m€ gegenüber.

Hierbei ist anzumerken, dass der BÖHLER-UDDEHOLM Konzern im Geschäftsjahr 2005 erstmals die Regelungen des IAS 19.93A-D angewendet hat. Sämtliche versicherungstechnischen Gewinne und Verluste aus der Bewertung langfristiger Personalrückstellungen (Abfertigungen und Pensionen) werden demnach im Jahr ihrer Entstehung in vollem Umfang in den Eigenmitteln erfasst. Der dadurch entstandene Eigenmittelverzehr belief sich auf 26,7 m€. Die im Zuge des Aktienrückkaufprogramms gehaltenen eigenen Anteile wurden im Geschäftsjahr 2005 veräußert. Der daraus entstandene Gewinn im Ausmaß von 39,5 m€ wurde erfolgsneutral direkt im Eigenkapital verbucht. Die Eigenkapitalquote erhöhte sich im Berichtsjahr somit von 37,5% auf 42,5%.

Die Rückstellungen stiegen um 163,7 m€ auf 552,6 m€ und machten 21,2% der Bilanzsumme aus. Bereinigt um die Akquisition der Edelstahlwerke Buderus AG ergab sich eine Erhöhung um 64,3 m€. Von den Rückstellungen entfallen 278,5 m€ auf Rückstellungen für Abfertigungen und Pensionen, wobei der signifikante Anstieg zum einen auf die Akquisition der Edelstahlwerke Buderus AG (36,5 m€) und zum anderen auf die vollständige Erfassung aller versicherungstechnischen Gewinne und Verluste zurückzuführen ist. Neben der latenten Steuerrückstellung von 64,2 m€ haben 53,9 m€ langfristigen Charakter.

Nettokreditverschuldung

	2005 (in m€)	2004 (in m€)	Veränd. (in %)
Verzinsliche Verbindlichkeiten mit einer RLZ > 1 Jahr	368,1	381,1	-3,4
Verzinsliche Verbindlichkeiten mit einer RLZ < 1 Jahr	205,7	136,8	50,4
Konzernfinanzierungsverbindlichkeiten	1,6	0,1	n.a.
Kreditverbindlichkeiten	**575,4**	**518,0**	**11,1**
Liquide Mittel	114,0	90,5	26,0
Konzernfinanzierungsforderungen	0,0	0,7	n.a.
Nettokreditverschuldung	**461,4**	**426,8**	**8,1**

Die Kreditverbindlichkeiten erhöhten sich um 11,1% auf 575,4 m€. Von diesen Kreditverbindlichkeiten haben 368,1 m€ oder 64,0% (Vorjahr: 381,1 m€ oder 73,6%) langfristigen und 207,3 m€ oder 36,0% (Vorjahr: 136,9 m€ oder 26,4%) kurzfristigen Charakter.

Sowohl Investitionen, Akquisitionen und Dividendenzahlungen als auch die Veränderung des Nettoumlaufvermögens haben die Nettokreditverschuldung um 516,0 m€ erhöht, während der Cash-flow aus dem Ergebnis sowie die Kapitalerhöhung diese um 481,4 m€ verringerte.

Das Gearing war einerseits durch den Zufluss aus der Kapitalerhöhung und andererseits durch die Akquisition der Edelstahlwerke Buderus AG beeinflusst. Im Vergleich zum Gearing von 59% im Geschäftsjahr 2004 konnte im Berichtsjahr eine Reduktion auf 42% erreicht werden. Darin spiegelt sich auch im Geschäftsjahr 2005 die solide Finanzlage des BÖHLER-UDDEHOLM Konzerns wider.

Die Lieferverbindlichkeiten haben um 89,2 m€ auf 266,3 m€ zugenommen, wovon 48,9 m€ auf die getätigten Akquisitionen und 40,3 m€ auf die gestiegenen Einstandspreise im Bereich der Vormaterialien sowie auf die Erhöhung des Geschäftsvolumens zurückzuführen sind.

CASH-FLOW

Die zuvor beschriebene Entwicklung der Vermögenslage findet ihren Niederschlag in der Cash-flow Berechnung des Konzerns. Zur Methodik ist festzuhalten, dass die Effekte aus Konsolidierungskreis-Veränderungen als Nettogröße im Cash-flow aus der Investitionstätigkeit ausgewiesen werden und somit aus der Entwicklung der übrigen Einzelposten eliminiert wurden.

Der Cash-flow aus dem Ergebnis in Höhe von 312,9 m€ (Vorjahr: 202,4 m€) zeigte ergebnisbedingt einen Anstieg um 54,6%. Neben dem Jahresüberschuss stellen die Entwicklung der langfristigen Rückstellungen (+9,1 m€) – insbesondere Pensions- und Abfertigungsrückstellungen – sowie der aktiven Steuerlatenzen (-2,2 m€) wesentliche Einflussgrößen dar.

Die maßgeblichen Treiber in der Überleitung zum Cash-flow aus der Betriebstätigkeit (75,4 m€; Vorjahr: 149,5m€) bilden die oben beschriebenen Komponenten des Nettoumlaufvermögens, wobei insbesondere die Entwicklung der Vorräte

(-178,7 m€) als auch der Kundenforderungen (-44,3 m€) den Cash-flow belastete. Ein leicht gegenläufiger Effekt ergab sich aus dem Anstieg der Lieferantenverbindlichkeiten (24,5 m€).

Der Cash-flow aus der Investitionstätigkeit in der Höhe von -308,0 m€; Vorjahr: -125,1 m€) wird wesentlich von den Akquisitionen der Edelstahlwerke Buderus AG sowie Avesta Welding geprägt, die im abgelaufenen Geschäftsjahr zu einem Nettomittelabfluss von -141,4 m€ führten. Die zweite wesentliche Bestimmungsgröße in diesem Cash-flow Segment stellen die Investitionen des Konzerns in Sachanlagen (145,8 m€; Vorjahr: 72,5 m€) sowie immaterielle Vermögensgegenstände (11,2 m€; Vorjahr: 4,3 m€) dar.

Im Bereich der immateriellen Vermögensgegenstände ist der deutliche Anstieg auf den Umstand zurückzuführen, dass im Geschäftsjahr 2004 keine akquisitionsbedingten Firmenwerte aktiviert wurden, wohingegen in der Berichtsperiode 8,5 m€ auf die Edelstahlwerke Buderus AG (bzw. deren Nachfolgegesellschaften) sowie 0,3 m€ auf die Avesta Welding AB entfielen.

Im Cash-flow aus der Finanzierungstätigkeit (251,5 m€; Vorjahr: 17,3 m€) zeigten sich – neben der im Geschäftsjahr 2005 durchgeführten Kapitalerhöhung – zwei maßgebliche Faktoren. Zum einen ist darin die Dividendenausschüttung der BÖHLER UDDEHOLM AG für das Geschäftsjahr 2004 in Höhe von 46,4 m€ enthalten, zum anderen zeigt die Kreditverschuldung einen Anstieg von 57,4 m€.

INVESTITIONEN

Das Investitionsvolumen im BÖHLER-UDDEHOLM Konzern erhöhte sich im Berichtsjahr von 79,1 m€ um 103,3% auf 160,8 m€. Dieser Anstieg war durch deutlich verstärkte Investitionsaktivitäten im Geschäftsjahr 2005 sowie durch die Akquisition der Edelstahlwerke Buderus AG bedingt. BÖHLER-UDDEHOLM investiert derzeit an mehreren Standorten des Konzerns, die meisten dieser Investitionsprojekte werden im Geschäftsjahr 2007 abgeschlossen.

Dabei wird eine zweifache Zielsetzung verfolgt: Einerseits sollen bestehende Kapazitätsengpässe in der Produktion beseitigt und andererseits Anlagen in den neu erworbenen Gesellschaften modernisiert werden. Zusätzlich baut BÖHLER-UDDEHOLM seine Vertriebsorganisation sowie seine Härtereikapazitäten schrittweise aus.

Das größte Einzelprojekt bei den Investitionen ist die Errichtung eines neuen Walzwerkes am brasilianischen Standort Sumaré bei Villares Metals S.A. in der Division High Performance Metals. Das Investitionsvolumen wird rund 50 m€ betragen, die Inbetriebnahme ist für Anfang 2007 geplant. Im Vollbetrieb wird das neue Walzwerk eine Kapazität von knapp 50.000 Tonnen pro Jahr aufweisen, was gegenüber der alten Anlage einer Steigerung von rund 50% entspricht. Dieses moderne Walzwerk wird nicht nur kostengünstiger produzieren, sondern auch das Walzen neuer Produkte in unterschiedlichen Walzdimensionen ermöglichen. Das alte Walzwerk am Standort Sorocaba wird 2007 stillgelegt; damit sind dann alle Aktivitäten ausschließlich in Sumaré konzentriert.

Kapazitätsausweitung geplant.
An den Standorten Hagfors und Kapfenberg der Division High Performance Metals wurden im Berichtsjahr insgesamt zwei neue Anlagen zum Vakuum-Umschmelzen (VAR) sowie eine neue Elektro-Schlacke-Umschmelzanlage (ESU) installiert. Diese Investitionen in Höhe von rund 30 m€ ermöglichen der Division eine Kapazitätsausweitung bei der Herstellung von Spezialwerkstoffen. Diese Spitzenqualitäten werden insbesondere von Flugzeugherstellern und von der Energiewirtschaft nachgefragt.

Die Division Welding Consumables errichtet eine Produktionsanlage in Suzhou (China) und wird diese im Jahr 2007 in Betrieb nehmen. Mit dieser Investition in Höhe von etwa 10 m€ wird BÖHLER-UDDEHOLM seine erste Produktionsniederlassung in China eröffnen. Der Betrieb wird Schweißmaterialien (Fülldrähte, Massivdrähte und Stabelektroden) herstellen, die besonders in dieser Region einen wachsenden Absatz finden und zudem kostengünstiger als in Europa gefertigt werden können.

In der Division Precision Strip wurden im Berichtsjahr ein 20-Rollen-Walzwerk sowie Glüh- und Härtereianlagen zur Erzeugung von sehr dünnen Spezialkaltbandstählen in Vollbetrieb genommen. Diese Anlagen am Standort Munkfors umfassten ein Investitionsvolumen von rund 15 m€. Die neuen Aggregate werden primär zur Produktion von Bandprodukten für Rasierklingen und Webblätter sowie von Ventilstählen für Kompressoren und Klimaanlagen eingesetzt. Am Standort Wetzlar wurden drei neue Aufwärmöfen sowie ein neuer Glühofen installiert.

In der Division Special Forgings wird am Standort Kapfenberg eine zweite Spindelpresse errichtet, das Investitionsvolumen wird rund 27 m€ betragen. Die neue Schmiedepresse wird über eine Prellschlagkraft von 35.500 Tonnen verfügen und im ersten Quartal 2007 in Betrieb gehen. Mit dieser weltweit größten Spindelpresse kann die Division das Produktionsvolumen von Schmiedeteilen für die Flugzeugindustrie steigern und die Produktpalette wesentlich erweitern.

RISIKO- UND CHANCENMANAGEMENT

BÖHLER-UDDEHOLM ist mit einer Anzahl von Risiken konfrontiert, die ein systematisches und kontinuierliches Risikomanagement im gesamten Konzern erfordern. Nach der Bestellung eines Konzern-Risikomanagers wurde deshalb im Geschäftsjahr 2005 mit der Einführung von MORE@BU (Management of Opportunities and Risks Enterprise-wide), dem konzernweiten Risiko- und Chancenmanagement bei BÖHLER-UDDEHOLM, begonnen.

BÖHLER-UDDEHOLM verfolgt mit diesem Programm mehrere Zielsetzungen:
- Mit einem systematischen Risiko- und Chancenmanagement leistet BÖHLER-UDDEHOLM für seine Stakeholder einen Beitrag zum nachhaltigen Unternehmenserfolg.
- MORE@BU beschränkt sich nicht nur auf finanzielle oder versicherbare Risiken, sondern schließt alle mit der Geschäftstätigkeit verbundenen Chancen und Risiken ganzheitlich ein.
- BÖHLER-UDDEHOLM fördert die offene Kommunikation über bestehende Chancen und Risiken.

- BÖHLER-UDDEHOLM versucht nicht, alle potenziellen Risiken zu vermeiden, sondern schafft Handlungsspielräume, die ein bewusstes und dokumentiertes Eingehen von Risiken ermöglichen.
- Durch den kontrollierten Umgang mit Chancen und Risiken erwartet sich BÖHLER-UDDEHOLM Wettbewerbsvorteile.

Internationale Standards als Basis.
MORE@BU folgt einem klar definierten Prozess, der in allen wesentlichen Punkten dem COSO ERM entspricht. Dieses Enterprise Risk Management wurde von Experten als weltweiter Standard in Zusammenarbeit mit internationalen Konzernen in den USA über mehrere Jahre entwickelt.

Ein holistischer Ansatz gliedert das Unternehmen in vier Hauptereignis-Kategorien, (Intern: Führungs-, Kern- und unterstützende Prozesse; Extern: Externe Einflüsse und Stakeholder), die bei BÖHLER-UDDEHOLM hinsichtlich ihrer inhärenten Risiken und Chancen in 152 Einzelereignissen bewertet werden. Die Bewertungen zeigen die mögliche Auswirkung von Ereignissen auf die geplanten Unternehmensergebnisse.

MORE@BU Prozessablauf.
In einem EDV-unterstützten Prozess werden die wesentlichsten Risiken und Chancen von den Managern der Konzerngesellschaften identifiziert, quantitativ und qualitativ bewertet und anschließend nach Priorität gereiht. Zu den Ereignissen mit den höchsten Risiken und Chancen werden von den Managern konkrete Maßnahmenpläne erarbeitet. Die Bewertungsergebnisse und die beschlossenen Maßnahmen werden für jede Konzerngesellschaft in einem Bericht zusammengefasst, der dem für die jeweilige Division zuständigen Vorstand zur Kenntnis gebracht wird. Darüber hinaus werden die konsolidierten Divisions- und Konzernergebnisse dem Vorstand und Aufsichtsrat der BÖHLER-UDDEHOLM AG berichtet.

MORE@BU Ergebnisse 2005.
Im Berichtsjahr wurde das Risiko- und Chancenmanagement MORE@BU bereits in 38 Konzerngesellschaften eingeführt, die zusammen rund 65% des Konzernumsatzes und etwa 85% des Konzern-EBIT erwirtschaften. Mittels Konzernrichtlinien wurden innerhalb der BÖHLER-UDDEHOLM Gruppe die Verantwortlichkeiten für Maßnahmen zur Gefahrenprävention ebenso wie die Vorgangsweise bei Schadensfällen festgelegt. Für jedes Konzernunternehmen ist ein Risikomanager verantwortlich; dem operativen Management obliegt auch das lokale Risiko- und Chancenmanagement. Mit der Implementierung des MORE@BU Risiko- und Chancenmanagements wird die systematische und ganzheitliche Erfassung und Steuerung der internen und externen konzernspezifischen Risiken und Chancen möglich.

GESCHÄFTSRISIKEN

Im Berichtsjahr war BÖHLER-UDDEHOLM mit den folgenden wesentlichen internen und externen Einzelrisiken konfrontiert:

Interne Risiken / Führungsprozesse.
Akquisitionen.
Maßnahmen, die nicht in den Rahmen der operativen Tätigkeit fallen, die aber die weitere Entwicklung der BÖHLER-UDDEHOLM Gruppe maßgeblich beeinflussen können, werden einer gesonderten Risikobetrachtung unterzogen. Zu solchen Transaktionen zählten im Berichtsjahr der Erwerb der Edelstahlwerke Buderus AG in Deutschland ebenso wie die Akquisition der Avesta Welding AB in Schweden.

BÖHLER-UDDEHOLM verfolgt eine Wachstumsstrategie, die auch in Zukunft Akquisitionen wahrscheinlich macht. Da die Anzahl der potenziellen Übernahmeziele begrenzt ist, könnten darunter auch Unternehmen sein, die aufgrund ihrer Größe oder Struktur einen wesentlich höheren Integrationsaufwand erfordern, als dies bei bisherigen Akquisitionen der Fall war. Dies wird auch im Falle einer Kreditfinanzierung das Gearing der BÖHLER-UDDEHOLM Gruppe verschlechtern.

Aufgrund der Erfahrungen, die schon in der Vergangenheit mit dem Erwerb und der Integration von Unternehmen gemacht wurden, ist sich der Vorstand bewusst, dass der Erfolg von Akquisitionen vom Einsatz ausreichender Managementkapazitäten ebenso abhängt wie von der Verfügbarkeit der notwendigen finanziellen Ressourcen. Nach Ansicht der Unternehmensführung sollte die Nettokreditverschuldung jedoch auch bei Firmenübernahmen nicht die Eigenmittelsumme überschreiten (Gearing ≤ 100%). Diese Maßgabe wurde auch im Zusammenhang mit den erwähnten Akquisitionen eingehalten.

Altlasten.
Wie bei allen Stahlherstellern, mit deren Produktion in der Vergangenheit möglicherweise umweltrelevante Auswirkungen einhergingen, kann es auch auf den Betriebsgeländen des BÖHLER-UDDEHOLM Konzerns Altlasten geben. Deshalb unterliegen die Betriebsstätten an den Standorten Kapfenberg (Österreich), Meerbusch (Deutschland), Wetzlar (Deutschland) und Sumaré (Brasilien) einer laufenden eigenen sowie behördlichen Beobachtung und Kontrolle.

Interne Risiken / Kernprozesse.
Innovation und Vertriebslogistik.
Der Konzern steht im Wettbewerb mit Unternehmen, die zum Teil größer sind und möglicherweise auch über mehr finanzielle Ressourcen als BÖHLER-UDDEHOLM verfügen. Durch die stetige innovative Verbesserung von Produkten, Produktionsprozessen und Dienstleistungen sowie durch die kontinuierliche Stärkung des Vertriebsnetzes behauptet sich BÖHLER-UDDEHOLM erfolgreich gegenüber den Mitbewerbern. Der weltweite Vertrieb mit eigenen Niederlassungen auf allen Kontinenten stellt in diesem Zusammenhang einen wesentlichen Wettbewerbsvorteil dar, dem nur wenige Konkurrenten Gleichwertiges entgegensetzen können. Mit der Übernahme der Edelstahlwerke Buderus AG wurde zudem ein bedeutender Produzent am europäischen Edelstahlmarkt in die Gruppe integriert und die Wettbewerbsfähigkeit des Konzerns entscheidend verstärkt.

Verfügbarkeit und Funktionstüchtigkeit von Produktionsanlagen.
Die starke Nachfrage nach Produkten des BÖHLER-UDDEHOLM Konzerns hatte im Berichtsjahr eine außerordentlich hohe Auslastung der Produktionsanlagen zur Folge. Damit steigt naturgemäß auch das Ausfallsrisiko. Gezielte Investitionen wie etwa die Errichtung einer zweiten Spindelpresse am Standort Kapfenberg und der Umstand, dass nach den Akquisitionen der vergangenen Jahre verschiedene Produkte an mehreren Standorten gefertigt werden können, mindern jedoch dieses Risiko. Das Management ist deshalb überzeugt, dass auch ein längerfristiger Ausfall von einzelnen Aggregaten das Konzernergebnis nicht erheblich beeinträchtigt.

Kundenstruktur.
Die Unternehmen der BÖHLER-UDDEHOLM Gruppe beliefern mehr als 100.000 Kunden weltweit. Kein Abnehmer hat mehr als zwei Prozent Anteil am Konzernumsatz. Der Ausfall eines einzelnen Kunden beeinflusst daher die Umsatzentwicklung der gesamten Gruppe nicht wesentlich. Allerdings sind die Divisionen Precision Strip und Special Forgings, die zusammen 14,7% des Konzernumsatzes generieren, mit einem Teil ihres Produktionsprogramms auf einzelne Großkunden fokussiert. Da der Verlust wichtiger Kunden die Umsatz- und Ergebnissituation dieser Divisionen spürbar beeinträchtigen könnte, ist das Management besonders bemüht, diese Kundenbeziehungen zu festigen und auch weiterhin langfristig abzusichern.

Externe Risiken / Marktveränderung.
Konjunktur in Deutschland und Westeuropa.
Deutschland ist für BÖHLER-UDDEHOLM der bedeutendste Absatzmarkt. Eine anhaltend schwache Konjunktur in diesem Markt, aber auch in anderen großen westeuropäischen Märkten, kann auf längere Sicht die Ertragschancen des Konzerns beeinträchtigen. Allerdings geht das Management davon aus, dass sich die Konzernunternehmen, so wie in der Vergangenheit, auch in Zukunft erfolgreich unter schwierigen Marktbedingungen bewähren werden.

Zyklische Geschäftsentwicklung in wichtigen Kundensegmenten.
BÖHLER-UDDEHOLM ist vorwiegend in hochspezifischen Produktsegmenten der Edelstahlbranche tätig und daher nicht im gleichen Umfang wie andere Stahlerzeuger zyklischen Absatz- und Preisschwankungen ausgesetzt. Dennoch wird ein beträchtlicher Teil des Umsatzes mit Kunden erwirtschaftet, deren Geschäftsentwicklung aufgrund der Konjunktur eher volatil ist. Darunter fallen beispielsweise die Automobilproduzenten, die Maschinenbauindustrie, die Flugzeughersteller, die Erzeuger von Konsumartikeln und der Anlagenbau für die Energieerzeugung. Rückläufige Umsätze in diesen Abnehmerbranchen können negative Auswirkungen auf die Absatzmöglichkeiten von Produkten der BÖHLER-UDDEHOLM Gruppe haben.

Externe Risiken / Preis- und Margenveränderungen.

Rohstoff- und Energiepreise.
Zur Erzeugung von Edelstählen wird neben Schrott eine Reihe von Legierungsmetallen eingesetzt wie etwa Chrom, Nickel, Vanadium, Molybdän oder Wolfram. Diese Rohstoffe unterliegen starken Preisschwankungen. Im Berichtsjahr lagen die Preise für diese Materialien durchschnittlich auf hohem Niveau. Preisschwankungen bei Legierungsmetallen können zu einem erheblichen Teil über so genannte „Legierungspreisanhänger" an die Kunden weitergegeben werden. Der Preis für Nickel, der an der London Metals Exchange (LME) gehandelt wird, ist bei BÖHLER-UDDEHOLM größtenteils über Termin- und Optionsgeschäfte gesichert. Dennoch können starke Preisausschläge bei Legierungsmetallen Einfluss auf die Ergebnissituation der Unternehmensgruppe haben.

Politische Umwälzungen.
Mit der Akquisition der Villares Metals S.A. in Sumaré (nahe Sao Paulo) im Geschäftsjahr 2004 ist das Investment des Konzerns in Brasilien stark gestiegen. Ungeachtet der gegenwärtig positiven wirtschaftlichen Situation muss angesichts der in der Vergangenheit aufgetretenen, wechselnden wirtschaftlichen und politischen Rahmenbedingungen in diesem Land auch künftig mit risikobehafteten Entwicklungen gerechnet werden. Das Management ist sich bewusst, dass nicht nur ein schwieriges wirtschaftliches oder politisches Umfeld, sondern auch Währungsentwicklungen des Brasilianischen Real zum Euro und zum US-Dollar die Ergebnisse dieser Gesellschaft beeinflussen könnten. Um die Handlungsfähigkeit der Villares Metals S.A. auch in Krisensituationen sicherzustellen, wird daher auf eine ausreichend hohe Eigenkapitalausstattung dieses Unternehmens geachtet.

Umweltschutzgesetze.
Im Zuge der Umsetzung der Verpflichtungen aus dem Kyoto-Protokoll haben die österreichischen und schwedischen Regierungen der Böhler Edelstahl GmbH (Kapfenberg) sowie der Uddeholm Tooling AB (Hagfors) insgesamt CO_2 Emissionszertifikate für rund 59.000 Tonnen pro Jahr zugeteilt. Der Edelstahlwerke Buderus AG (Wetzlar) wies die deutsche Regierung CO_2 Emissionszertifikate für rund 41.500 Tonnen pro Jahr zu. Aufgrund der guten Konjunktur wurde jedoch mehr Edelstahl als geplant produziert, sodass sich voraussichtlich die Standorte Kapfenberg und Wetzlar am Handel mit Emissionszertifikaten beteiligen werden, um die zusätzlich benötigten CO_2 Emissionszertifikate zu erwerben.

Währungsschwankungen.
Die Fremdwährungsrisiken, die sich aus der weltweiten Ein- und Verkaufstätigkeit ergeben, werden systematisch erfasst und unter Einsatz geeigneter Sicherungsinstrumente eliminiert oder begrenzt. Neben den Kursrisiken, die sich aus Forderungen und Verbindlichkeiten im Zusammenhang mit Lieferungen und Leistungen ergeben, unterliegen auch Währungsrisiken bei anderen Bilanzpositionen (wie etwa Fremdwährungskrediten) einer laufenden Kontrolle und werden bei Bedarf abgesichert. In vergleichbarer Weise wird auch bei Zinssatzänderungs- und teilweise bei Rohstoffpreis- sowie Energiepreisrisiken verfahren.

Die kurzfristigen Wechselkursschwankungen können im Rahmen des Fremdwährungsmanagements im Konzern abgesichert werden. Eine anhaltende Abwertung des US-Dollars, verbunden mit dem Anstieg des Außenwertes des Euro, würde jedoch sukzessive zu einer Verschlechterung der Wettbewerbsbedingungen ge-

genüber Konkurrenten mit Produktionen in den USA oder in vom US-Dollar abhängigen Volkswirtschaften führen. Um dieser Entwicklung entgegenzutreten, werden seitens des Managements routinemäßig Kurssicherungsinstrumente eingesetzt. Da fast alle benötigten Legierungen in US-Dollar denominiert sind, kann das US-Dollar-Exposure erheblich reduziert werden. Finanzielle Risiken werden im Konzernanhang auf Seite 26ff im Detail behandelt.

Versicherungen.
Die Vermögenswerte der einzelnen Unternehmen sind entweder lokal oder im Rahmen einer Konzern-Polizze versichert. Abgedeckt sind auch Schadensfälle, die in Folge von Betriebsunterbrechungen nach Elementarschäden auftreten können. Im Rahmen der Haftpflichtversicherung sind neben der Unternehmenshaftpflicht auch die Produkthaftpflicht sowie Umweltrisiken versichert. Zusätzlich deckt eine konzernweite Marine- und Cargoversicherung die Transportrisiken ab.

FORSCHUNG UND ENTWICKLUNG

Der Aufwand für Forschung und Entwicklung (F&E) in der BÖHLER-UDDEHOLM Gruppe erhöhte sich im Berichtsjahr 2005 von 16,0 m€ um 19% auf 19,0 m€. Dieser Betrag teilt sich wie folgt auf die vier Konzerndivisionen auf: High Performance Metals 11,8 m€, Welding Consumables 4,8 m€, Precision Strip 1,2 m€ und Special Forgings 1,2 m€.

In Prozent vom Spartenumsatz betrachtet, weist die Division Welding Consumables mit 1,5% den höchsten Anteil am Gesamtaufwand für F&E aus. Dies ist vor allem darauf zurückzuführen, dass Schweißzusätze im Gegensatz zu Walz- oder Schmiedeprodukten einen wesentlich kürzeren Produktlebenszyklus aufweisen. Oft werden neue Schweißmaterialien nur für ein einziges, spezifisches Großprojekt – wie etwa eine Pipeline – entwickelt.

BÖHLER-UDDEHOLM investiert rund 10% der gesamten F&E Aufwendungen in langfristig orientierte strategische Forschungsprojekte und etwa 90% in kurz- und mittelfristige Projekte zur Verbesserung von Produkten und Produktionsprozessen.

Schwerpunkt Innovation.
Allerdings ist nicht nur die Höhe der F&E Aufwendungen entscheidend. Damit die F&E Ausgaben zu einer Steigerung der wirtschaftlichen Performance des Konzerns beitragen, spielen auch nicht-monetäre Faktoren, insbesondere die Existenz klarer Innovationsrichtlinien, eine wesentliche Rolle. In der im Jahr 2005 veröffentlichten Studie „Global Innovation 1000" vom Beratungsunternehmen Booz Allen Hamilton wird BÖHLER-UDDEHOLM als beispielgebend für den wirtschaftlichen Umgang mit F&E Mitteln bezeichnet. „Als Nischenanbieter von Werkzeugstahl kann sich der Konzern voll auf sein Kerngeschäft konzentrieren und somit seine F&E Ausgaben effizient bündeln", heißt es in dieser internationalen Studie.

Das globale Forschungsnetzwerk des BÖHLER-UDDEHOLM Konzerns hat sich seit der Akquisition von Villares Metals S.A. im Geschäftsjahr 2004 nun auch in Lateinamerika substanziell erweitert. Innerhalb dieses Netzwerkes werden jetzt auch hier kontinuierlich relevante Technologietrends erfasst und bewertet. Dieses Technologie-Radar wird durch das Corporate Research and Technology Board

von BÖHLER-UDDEHOLM unterstützt, dem führende Wissenschaftler aus Europa und den USA angehören.

Im Berichtsjahr hat dieses Board insbesondere die Trends im Automobilbau, die metallurgischen Entwicklungsarbeiten an der Universität Karlstadt (Schweden) und das Leistungsangebot außeruniversitärer Forschungsinstitute im In- und Ausland evaluiert. Diese Ergebnisse fließen in die Entwicklungsarbeit der rund 163 Forscher ein, die in den Produktionsgesellschaften des Konzerns tätig sind. Einige Schwerpunkte der Forschungsarbeit im Berichtsjahr sind in diesem Geschäftsbericht bei den einzelnen Divisionen beschrieben.

Zum Jahresende 2005 verfügten die Unternehmen des Konzerns über insgesamt 780 Patente und Patentanmeldungen; dies ist um 15% mehr als im Vergleichsjahr.

PERSONAL

Im Geschäftsjahr 2005 erhöhte sich die Anzahl der MitarbeiterInnen im BÖHLER-UDDEHOLM Konzern von 11.800 um 17,2% auf 13.835 Beschäftigte weltweit. Dieser Zuwachs resultierte im Wesentlichen aus den Akquisitionen der Edelstahlwerke Buderus AG (1.616 MitarbeiterInnen) sowie der Avesta Welding AB (140 MitarbeiterInnen) und aus der Verstärkung der Vertriebsaktivitäten in mehreren Wachstumsmärkten. Zusätzlich waren in der Berichtsperiode insgesamt 389 Lehrlinge in Ausbildung im Vergleich zu 317 Lehrlingen im Geschäftsjahr 2004.

Die regionale Aufteilung der MitarbeiterInnen im Konzern stellt sich wie folgt dar:

	2005	**2004**
Österreich	3.964	3.846
Deutschland	2.817	1.403
Schweden	1.427	1.403
Übriges Europa	1.624	1.293
Nordamerika	568	538
Brasilien	1.699	1.711
Übriges Südamerika	284	262
Asien	1.099	996
Australien, Afrika	353	348
Gesamt	**13.835**	**11.800**

Nach den Eigentümerwechseln in der Vergangenheit bei der Edelstahlwerke Buderus AG soll das Unternehmen nun als wichtiger Teil der BÖHLER-UDDEHOLM Gruppe wieder mehr Stabilität und Perspektive erlangen. Durch die direkte Zuordnung der operativen Aktivitäten zu einzelnen BÖHLER-UDDEHOLM Divisionen wurde diesem Ziel auch Rechnung getragen. Allerdings erforderte die Aufteilung der Edelstahlwerke Buderus AG in drei rechtlich selbstständige Einzelgesellschaften nach deutschem Recht einen so genannten Interessensausgleich zwischen dem Unternehmen und dessen Belegschaftsvertretung. Dieser Interessensausgleich wurde im Berichtsjahr zügig abgeschlossen, sodass die Maßnahmen zur Aufspaltung und Integration planmäßig durchgeführt werden konnten.

Management Academy.
Seit Gründung der BÖHLER-UDDEHOLM Management Academy im Geschäftsjahr 2003 haben bereits 89 MitarbeiterInnen das Programm für Nachwuchs-Führungskräfte absolviert. Schwerpunkte waren dabei die Themen Mitarbeiterführung, Strategie, Finanzen und Projektmanagement. Im Berichtsjahr starteten zusätzlich 15 MitarbeiterInnen aus dem Konzern ein Ausbildungsprogramm für das Senior Management. Hier werden unter anderem konkrete Fallstudien behandelt, die das länder-, divisions- und funktionsübergreifende Lösen von komplexen Aufgaben in den Mittelpunkt rücken. Beide Programme wurden von BÖHLER-UDDEHOLM selbst entwickelt und nehmen besonders auf Integrationsaspekte sowie auf die Wachstumspolitik des Konzerns Rücksicht. Die Vortragenden an der Management Academy sind sowohl BÖHLER-UDDEHOLM Führungskräfte als auch externe Experten.

Personalentwicklung bei Villares Metals.
Die im Geschäftsjahr 2004 erworbene Villares Metals S.A. in Brasilien stand im Berichtsjahr verstärkt im Fokus von speziellen Maßnahmen für die Personalentwicklung. So wurden etwa das systematische Mitarbeitergespräch und eine Nachfolgeplanung erfolgreich implementiert. Dabei war es eine besondere Herausforderung, die kulturellen Besonderheiten in Brasilien mit zu berücksichtigen. Knapp zwei Jahre nach der Übernahme dieses Unternehmens lässt sich insgesamt feststellen, dass die Integration in den BÖHLER-UDDEHOLM Konzern reibungslos und schneller als erwartet gelungen ist.

NACHHALTIGKEIT UND UMWELTSCHUTZ

Um Maßnahmen zum Umweltschutz konzernweit systematisch zu überprüfen und zu verbessern, hat BÖHLER-UDDEHOLM beschlossen, in allen Produktionsstätten Umweltmanagementsysteme gemäß ISO 14001 einzuführen und weiter zu entwickeln. Nahezu alle Betriebe wurden bereits nach dieser Norm zertifiziert.

Im Berichtsjahr hat nun auch die brasilianische Tochtergesellschaft Villares Metals S.A. begonnen, ihr bestehendes Umweltmanagementsystem an ISO 14001 anzupassen. Diese Umstellung wird voraussichtlich im Jahr 2007 abgeschlossen werden. Die im Berichtsjahr erworbene Edelstahlwerke Buderus AG hat im Mai 2005 ihr Umweltmanagementsystem erfolgreich rezertifiziert.

Beim betrieblichen Umweltmanagement im BÖHLER-UDDEHOLM Konzern stehen im Wesentlichen fünf Aspekte im Vordergrund: Luftreinhaltung, Gewässer-

schutz, Abfallentsorgung, Energieeinsparung und Lärmbekämpfung. Im Bereich Luftreinhaltung hat die Böhler Edelstahl GmbH im Geschäftsjahr 2005 in Filter- und Entstaubungsanlagen investiert. Villares Metals S.A. implementierte im Stahlwerk ein neues Entstaubungssystem und verstärkte die Maßnahmen zum Lärmschutz. In den kommenden zwei Jahren werden durch die Installation einer zusätzlichen Anlage zur Sekundärentstaubung die Emissionen weiter reduziert.

Im Bereich der Abfallentsorgung wurde bei Böhler Thyssen Schweißtechnik an den Standorten Hamm und Düsseldorf die seit Juli 2005 in Deutschland gültige Verordnung zur Deponierung von Abfällen umgesetzt. Insgesamt wurden im BÖHLER-UDDEHOLM Konzern während des Berichtsjahres mehrere Investitionen zur Verbesserung der Wirkungsgrade von Ofenanlagen getätigt, die erheblich zur Energieeinsparung beitragen.

Nachhaltigkeit im Fokus.
Der betriebliche Umweltschutz ist ein wichtiges Element in der ganzheitlichen Betrachtung von Nachhaltigkeit bei BÖHLER-UDDEHOLM. In einer Arbeitsgruppe des International Iron and Steel Institut (IISI), in der BÖHLER-UDDEHOLM aktiv mitwirkte, wurde eine für die Stahlindustrie gültige Nachhaltigkeitspolitik erarbeitet. Alle Mitgliedsunternehmen des IISI haben sich freiwillig zur Einhaltung von Richtlinien für nachhaltige Entwicklung verpflichtet.

Im Rahmen einer OECD-Konferenz wurde im Berichtsjahr dieser Katalog für Nachhaltigkeit erstmals öffentlich vorgestellt und die relevanten Nachhaltigkeits-Kennzahlen für die Stahlindustrie publiziert. Neben diesen Kennzahlen präsentierte das IISI auch Fallstudien zu einzelnen Stahlherstellern. BÖHLER-UDDEHOLM war beispielsweise mit einem Bericht über die Einführung von konzerninternem Wissensmanagement vertreten („Communities of Practice to Enhance Understanding").

Abschließend sei hier noch erwähnt, dass das Center for Corporate Citizenship Austria im Berichtsjahr erstmalig die Aktivitäten österreichischer Unternehmen im Bereich Corporate Social Responsibility untersucht hat. In dem daraus resultierenden Ranking wurde BÖHLER-UDDEHOLM unter die Top-Ten Unternehmen gereiht.

AUSBLICK 2006

Die Weltwirtschaft befindet sich weiterhin in guter Verfassung. Zwischen den verschiedenen Wirtschaftsräumen bestehen allerdings erhebliche Wachstumsunterschiede, die den insgesamt positiven Konjunkturausblick dämpfen könnten. Die größten Bedrohungspotenziale gehen jedoch von hohen und volatilen Ölpreisen, von einer spürbaren Beschleunigung der Inflation sowie von den ausgeprägten Unterschieden in den Leistungsbilanzen zwischen den Wirtschaftsblöcken aus.

Die USA und China dürften auch im Jahr 2006 wichtige Motoren der globalen Konjunktur bleiben, wobei in den USA ein starker Zinsanstieg angesichts der hohen Immobilienpreise den privaten Konsum und damit das Wachstum insgesamt bremsen könnte. In China ist hingegen aufgrund der Investitionstätigkeit und des weiter wachsenden Exportüberschusses mit einem Wachstum von über 8% zu

rechnen. In Japan hat die Erholung kontinuierlich an Schwung gewonnen und auch die übrigen asiatischen Länder expandieren kräftig.

Das westliche Europa hinkt dieser Entwicklung hingegen nach. Zwar hat sich das Wachstum im Verlaufe des Jahres 2005 etwas verstärkt, eine Belebung der Inlandsnachfrage ist aber erst in Ansätzen erkennbar. Vergleichsweise lebhaft expandiert jedoch die Wirtschaft in den zehn neuen EU-Ländern; die russische Wirtschaft profitiert von der Hausse bei Rohstoffen.

Das Management der BÖHLER-UDDEHOLM AG sieht daher folgende Risikofaktoren, die den Geschäftsverlauf im Jahr 2006 beeinflussen könnten:

Insbesondere ist hier die weitere Entwicklung von Euro, Schwedischer Krone und Brasilianischem Real im Verhältnis zum US-Dollar sowie zu vom US-Dollar abhängigen Währungen von Relevanz. Es ist zudem zu erwarten, dass die Legierungspreise sukzessive sinken werden. Ein abrupter Rückgang der Legierungspreise würde ein Abwertungsrisiko bergen und damit das Ergebnis belasten.

Bei den Energiepreisen ist hingegen mit einem Anstieg zu rechnen, wobei für den Konzern vor allem die Preise für elektrischen Strom und für Erdgas kostenrelevant sind. Darüber hinaus würde ein weiterer Zinsanstieg das Finanzergebnis negativ beeinflussen. Schließlich ist auch festzuhalten, dass Deutschland mit mehr als einem Viertel des Umsatzes der größte Einzelmarkt der BÖHLER-UDDEHOLM Gruppe ist. Daraus resultiert, dass auch die Ertragslage des Konzerns von der weiteren Entwicklung der deutschen Exportwirtschaft sowie der deutschen Inlandsnachfrage in nicht unbeträchtlichem Ausmaß abhängig ist.

Positives Konjunkturumfeld.
BÖHLER-UDDEHOLM hat jedoch bereits ein Bündel an Maßnahmen eingeleitet, um möglichen negativen Tendenzen entgegenzuwirken. Es werden die Kostensenkungsmaßnahmen in allen vier Divisionen fortgesetzt und eine konsequente Hedging-Politik beibehalten. Gezielte Investitionsmaßnahmen werden die Produktivität weiter erhöhen und Kapazitätsengpässe minimieren. Schließlich wird die weltweite Vertriebsorganisation primär in den Wachstumsregionen ausgebaut und es werden verstärkt innovative Produkte auf den Märkten eingeführt.

Das Management rechnet daher im Geschäftsjahr 2006 aufgrund des positiven konjunkturellen Umfeldes und der im Berichtsjahr erfolgten Akquisitionen mit einem neuerlichen Anstieg beim Umsatz. Im Geschäftsjahr 2006 werden sowohl vier Quartale der Edelstahlwerke Buderus AG als auch vier Quartale der Avesta Welding AB enthalten sein. Beim Ergebnis strebt BÖHLER-UDDEHOLM ein ähnlich gutes Niveau wie im Berichtsjahr an.

Wien, am 21. Februar 2006

Der Vorstand:

Claus J. Raidl e.h.	Knut Consemüller e.h.	Horst Königslehner e.h.	Heimo Stix e.h.

BILANZ ZUM 31. DEZEMBER 2005
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

AKTIVA

	Anhang-Nr.	31.12.2005 €	31.12.2004 k€
A. Anlagevermögen:			
I. Immaterielle Vermögensgegenstände	(1)	372.910,37	214,9
II. Sachanlagen	(1)	416.261,65	431,8
III. Finanzanlagen	(1)	621.695.617,91	428.883,0
		622.484.789,93	429.529,7
B. Umlaufvermögen:			
I. Forderungen und sonstige Vermögensgegenstände	(2)	314.044.356,30	181.940,5
II. Wertpapiere und Anteile	(3)	0,00	27.023,2
III. Kassenbestand, Guthaben bei Kreditinstituten		6.830.017,76	25.200,1
		320.874.374,06	234.163,8
C. Rechnungsabgrenzungsposten	(4)	1.577.340,23	1.904,0
		944.936.504,22	665.597,5

PASSIVA

	Anhang-Nr.	31.12.2005 €	31.12.2004 k€
A. Eigenkapital:			
I. Grundkapital	(5)	92.692.500,00	79.970,0
II. Kapitalrücklagen	(7)	302.975.071,41	140.697,5
III. Andere freie Gewinnrücklagen	(8)	128.940.771,21	127.940,8
IV Bilanzgewinn		95.876.907,77	46.515,6
davon Gewinnvortrag		103.974,34	1.214,6
		620.485.250,39	395.123,9
B. Unversteuerte Rücklagen	(9)	255.357,80	255,4
C. Rückstellungen:	(10)		
1. Rückstellungen für Abfertigungen		3.782.757,00	3.342,3
2. Rückstellungen für Pensionen		16.054.893,00	14.745,9
3. Steuerrückstellungen		4.021.900,00	3.200,0
4. Sonstige Rückstellungen		6.117.265,54	4.702,2
		29.976.815,54	25.990,4
D. Verbindlichkeiten	(11)	294.216.270,10	244.203,8
E. Rechnungsabgrenzungsposten		2.810,39	24,0
		944.936.504,22	665.597,5
Haftungsverhältnisse	(13)	570.200.380,00	513.674,2

Gewinn- und Verlustrechnung für das Geschäftsjahr 2005 der Böhler-Uddeholm Aktiengesellschaft

	Anhang-Nr.	2005 €	2004 k€
1. *Umsatzerlöse*	(14)	6.151.712,84	5.288,4
2. Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	(15)	-24.577.974,91	-16.646,7
3. Bruttoergebnis vom Umsatz		**-18.426.262,07**	**-11.358,3**
4. Sonstige betriebliche Erträge	(16)	425.998,77	695,1
5. Vertriebskosten	(17)	-2.034.237,52	-1.496,7
6. Verwaltungskosten	(18)	-4.965.699,32	-4.096,3
7. Sonstige betriebliche Aufwendungen	(19)	-7.794.348,32	-356,8
8. Zwischensumme aus Z 1 bis 7 (Betriebserfolg)		**-32.794.548,46**	**-16.613,0**
9. Erträge aus Beteiligungen,	(20)	120.562.099,61	78.379,9
davon aus verbundenen Unternehmen		*120.463.820,84*	*78.320,6*
10. Erträge aus anderen Wertpapieren des Finanzanlagevermögens	(21)	166.125,00	145,8
11. Sonstige Zinsen und ähnliche Erträge,	(22)	13.568.359,13	11.401,0
davon aus verbundenen Unternehmen		*4.404.037,77*	*5.861,4*
12. Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens	(23)	16.938.769,14	89,5
davon aus verbundenen Unternehmen		*0,00*	*0,0*
13. Aufwendungen aus Finanzanlagen und Wertpapieren des Umlaufvermögens	(24)	-95.754,95	-1.812,5
davon Abschreibungen		*-83.130,89*	*-1.800,0*
davon aus verbundenen Unternehmen		*0,00*	*0,0*
14. Zinsen und ähnliche Aufwendungen	(22)	-16.526.236,95	-13.822,6
davon aus verbundenen Unternehmen		*-4.440.760,69*	*-4.766,1*
15. Zwischensumme aus Z 9 bis Z 14 (Finanzerfolg)		**134.613.360,98**	**74.381,1**
16. Ergebnis der gewöhnlichen Geschäftstätigkeit		**101.818.812,52**	**57.768,1**
17. Steuern vom Einkommen	(25)	-5.045.879,09	-12.467,0
18. Jahresüberschuss		**96.772.933,43**	**45.301,1**
19. Auflösung unversteuerter Rücklagen		0,00	33,4
20. Zuweisung zu Gewinnrücklagen		-1.000.000,00	-33,4
21. Jahresgewinn		**95.772.933,43**	**45.301,1**
22. Gewinnvortrag aus dem Vorjahr		103.974,34	1.214,5
23. Bilanzgewinn		**95.876.907,77**	**46.515,6**

ANHANG 2005
BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

A. ALLGEMEINE ANGABEN

Der Jahresabschluss der BÖHLER-UDDEHOLM AG für das Geschäftsjahr 2005 ist nach den Vorschriften des österreichischen Handelsgesetzbuches aufgestellt. Die Darstellung der Gewinn- und Verlustrechnung erfolgt nach dem Umsatzkostenverfahren. Im Interesse einer klaren Darstellung wurden in der Bilanz und in der Gewinn- und Verlustrechnung einzelne Posten zusammengefasst. Diese Posten sind in den weiteren Abschnitten des Anhangs gesondert aufgegliedert.

Der von der BÖHLER-UDDEHOLM AG als oberstes Mutterunternehmen verpflichtend aufzustellende Konzernabschluss wird zeitgleich mit dem Jahresabschluss der Gesellschaft veröffentlicht und beim Firmenbuch des Handelsgerichtes Wien hinterlegt.

Die Gesellschaft ist eine große Kapitalgesellschaft im Sinne des § 221 HGB.

B. BILANZIERUNGS- UND BEWERTUNGSGRUNDSÄTZE

ANLAGEVERMÖGEN

Erworbene **Immaterielle Vermögensgegenstände** werden zu Anschaffungskosten bewertet und nach der linearen Methode planmäßig abgeschrieben. Die Abschreibungssätze betragen 20,0 % bzw. 25,0 %.

Die Bewertung des **Sachanlagevermögens** erfolgt zu Anschaffungs- oder Herstellungskosten, vermindert um planmäßige Abschreibungen, die grundsätzlich nach der linearen Methode ermittelt werden. Außerplanmäßige Abschreibungen waren nicht erforderlich.

Beim abnutzbaren Sachanlagevermögen kommen bei den planmäßigen Abschreibungen folgende Sätze zur Anwendung:

	in %
EDV-Hardware	25,0
Sonstige Büromaschinen	20,0
PKW	25,0
Büroausstattung	12,5
Geringwertige Vermögensgegenstände	100,0

Die Bilanzierung der **Beteiligungen** erfolgt zu Anschaffungskosten oder zum niedrigeren Teilwert.

Wertpapiere und Wertrechte des Anlagevermögens werden zu Anschaffungskosten oder zum niedrigeren Wert am Abschlussstichtag ausgewiesen.

UMLAUFVERMÖGEN

Die Aktivierung der **Forderungen und sonstigen Vermögensgegenstände** erfolgt zu Anschaffungskosten. Erkennbaren Risken wird durch die Bildung entsprechender Wertberichtigungen Rechnung getragen. Fremdwährungsforderungen werden mit dem Devisenmittelkurs des Bilanzstichtages bewertet. Soweit jedoch geschlossene Devisenpositionen aus deckungsfähigen Aktiv- und Passivposten bestehen, erfolgt eine Anpassung auf den höheren bzw. niedrigeren Sicherungskurs.

Vom Wahlrecht gemäß § 198 Abs 10 HGB, einen Abgrenzungsposten auf der Aktivseite der Bilanz in Höhe der voraussichtlichen Steuerentlastung nachfolgender Geschäftsjahre einzustellen, wird kein Gebrauch gemacht. Die aktivierbaren latenten Steuern betragen 1.360.804 € (Vorjahr: 901,0 k€).

RÜCKSTELLUNGEN / VERBINDLICHKEITEN

Die **Rückstellungen für Abfertigungen** werden zum Bilanzstichtag mit dem sich nach versicherungsmathematischen Grundsätzen ergebenden Betrag angesetzt. Dabei wird das Anwartschaftsbarwertverfahren (projected-unit-credit-Methode) mit einem Rechnungszinssatz von 5,0 % p.a. (Vorjahr: 5,9 % p.a.) und unter Einbeziehung eines Dynamiksatzes für künftige Bezugserhöhungen von 2,5 % p.a. (Vorjahr: 2,5 % p.a.) angewendet. Als versicherungsmathematische Rechnungsgrundlagen werden die HEUBECK Richttafeln 1998 herangezogen. Das angenommene Pensionsantrittsalter entspricht den im Allgemeinen Pensionsgesetz 2004 festgelegten Werten. Übergangsbestimmungen für ältere DienstnehmerInnen werden berücksichtigt. Die sich aus der Aufzinsung der Abfertigungsverpflichtungen zum letzten Bilanzstichtag bereinigt um unterjährige Veränderungen des Verpflichtungsumfangs ergebenden Zinsen in Höhe von 162.375,00 € (Vorjahr: 132,3 k€) wurden im Finanzergebnis ausgewiesen. Im Geschäftsjahr wurde von der Korridorregelung gemäß IAS 19.92 abgegangen und die versicherungsmathematischen Ergebnisse aus der Ermittlung der langfristigen Abfertigungsrückstellungen im Jahr ihres Entstehens in vollem Umfang ergebniswirksam erfasst. Aus dieser Umstellung der Bilanzierungsmethode ergab sich eine Ergebnisauswirkung aus der entsprechenden Behandlung der Abfertigungsrückstellungen von 443.220,00 €, wobei 61.319,00 € aus der Umstellung zum 1.1.2005 stammen. Die Veränderung der Abfertigungsrückstellungen entspricht somit ab dem Geschäftsjahr 2005 der Entwicklung der DBO.

Die Höhe der **Rückstellungen für Pensionen** wird ebenfalls nach versicherungsmathematischen Grundsätzen nach der Anwartschaftsbarwertmethode (projected-unit-credit-Methode) mit einem Rechnungszinssatz von 5,0 % p.a. (Vorjahr: 5,9 % p.a.) und unter Berücksichtigung eines Dynamiksatzes für künftige Bezugserhöhungen von 2,5 % p.a. (Vorjahr: 2,5 % p.a.) sowie einer Rentenentwicklung von 1,8 % p.a. (Vorjahr: 1,8 % p.a.) ermittelt. Das angenommene Pensionsantrittsalter entspricht den im Allgemeinen Pensionsgesetz 2004 festgelegten Werten. Übergangsbestimmungen für ältere DienstnehmerInnen werden berücksichtigt. Als versicherungsmathematische Rechnungsgrundlagen werden die HEUBECK Richttafeln 1998 herangezogen. Die sich aus der Aufzinsung der Pensionsverpflichtungen zum letzten Bilanzstichtag bereinigt um unterjährige Veränderungen des Verpflichtungsumfangs ergebenden Zinsen in Höhe von 1.514.138,00 € (Vorjahr: 1.132,7 k€) wurden im Finanzergebnis ausgewiesen. Im Geschäftsjahr wurde von der Korridorregelung gemäß IAS 19.92 abgegangen und die versicherungsmathematischen Ergebnisse aus der Ermittlung der langfristigen Pensionsrückstellungen im Jahr ihres Entstehens in vollem Umfang ergebniswirksam erfasst. Aus dieser Umstellung der Bilanzierungsmethode ergab sich eine Ergebnisauswirkung aus der entsprechenden Behandlung der Pensionsrückstellungen von 2.969.772,00 €, wobei 1.230.496,00 € aus der Umstellung zum 1.1.2005 stammen. Die Veränderung der Pensionsrückstellungen entspricht somit ab dem Geschäftsjahr 2005 der Entwicklung der DBO abzüglich der Entwicklung des vorhandenen Pensionskassenkapitals.

Die **Sonstigen Rückstellungen** beinhalten die bis zur Bilanzaufstellung erkennbaren Risiken und ungewissen Verpflichtungen. Sie sind in der Höhe angesetzt, die nach vernünftiger kaufmännischer Beurteilung notwendig ist. Die unter diesem Posten ausgewiesenen Jubiläumsgeldrückstellungen werden analog zur Abfertigungsrückstellung ebenfalls nach der Anwartschaftsbarwertmethode (projected-unit-credit-Methode) ermittelt. Die im Finanzergebnis ausgewiesenen Zinsen aus der Aufzinsung betragen 9.157,00 € (Vorjahr: 8,9 k€).

Die **Verbindlichkeiten** werden mit ihrem Rückzahlungsbetrag angesetzt. Fremdwährungsverbindlichkeiten werden mit dem Devisenmittelkurs des Bilanzstichtages bewertet. Soweit jedoch geschlossene Devisenpositionen aus deckungsfähigen Aktiv- und Passivposten bestehen, erfolgt eine Anpassung auf den höheren bzw. niedrigeren Sicherungskurs.

C. Erläuterungen zur Bilanz

1. Anlagevermögen

Die **Aufgliederung** der in der Bilanz zusammengefassten Anlagenposten und ihre Entwicklung ist im Anlagenspiegel dargestellt.

Die Verpflichtungen aus der Nutzung von in der Bilanz nicht ausgewiesenen Sachanlagen betragen für das Geschäftsjahr 2005 664.581,00 € sowie für die Geschäftsjahre 2006 bis 2010 3.010.544,00 €.

Beteiligungsgesellschaften der BÖHLER-UDDEHOLM AG (ab 20 %):

	Anteil am Kapital in %	Eigenmittel in m€	Jahresüber-schuss/ -fehlbetrag in m€
1. Verbundene Unternehmen			
Inland			
BÖHLER Edelstahl GmbH, Kapfenberg	100,000	217,2	47,1
BÖHLER YBBSTALWERKE GmbH, Böhlerwerk	100,000	6,6	0,5
BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG, Böhlerwerk [1]	100,000	123,6	26,5
BÖHLER-UDDEHOLM Precision Strip GmbH, Wien	100,000	0,0	0,0
BÖHLER-YBBSTAL Profil GmbH, Bruckbach	100,000	5,3	0,7
BÖHLER Schmiedetechnik GmbH & Co KG, Kapfenberg [1]	100,000	36,4	4,3
BÖHLER Schmiedetechnik GmbH, Kapfenberg	100,000	0,0	0,0
BÖHLER Bleche GmbH, Mürzzuschlag	100,000	41,5	5,6
BÖHLERSTAHL Vertriebsges.m.b.H., Wien	100,000	1,6	0,0
BÖHLER INTERNATIONAL GmbH, Wien	100,000	3,8	1,4
BÖHLER-UDDEHOLM Immobilien GmbH, Wien [2]	100,000	0,0	-0,1
Intesy Business & IT Solutions GmbH, Wien (vormals Integrated Systems 4 e-Business GmbH, Wien)	100,000	3,3	1,9
BÖHLER Wärmebehandlung GmbH, Wien	51,000	0,5	0,0

1) Eigenmittel bei Kommanditgesellschaften nach Ergebnisüberrechnungen
2) Eigenmittel und Jahresüberschuss zum 31.12.2003

	Anteil am Kapital in %	Eigenmittel in m€	Jahresüber-schuss/ -fehlbetrag in m€
Ausland			
VILLARES Metals S.A., Sao Paulo	100,000	162,8	32,2
Uddeholms Aktiebolag, Hagfors	100,000	58,2	2,2
Böhler AG, Meerbusch	100,000	52,1	8,0
Edelstahlwerke Buderus AG, Wetzlar	100,000	94,2	18,1
Buderus Edelstahl Band GmbH, Wetzlar	100,000	0,0	0,0
Buderus Edelstahl Schmiedetechnik GmbH, Wetzlar	100,000	0,0	0,0
Gebrüder Böhler & Co. AG, Wallisellen	99,833	10,6	0,5
Böhler-Uddeholm Italia SpA, Mailand	99,250	28,8	2,8
BOHLER-UDDEHOLM HOLDINGS (UK) LIMITED, Oldbury	100,000	15,9	1,9
Bohler Uddeholm (Australia) Pty. Ltd., Sydney	100,000	25,8	0,6
BOHLER UDDEHOLM AFRICA (PTY) LTD, Sandown	100,000	6,1	0,7
BÖHLER S.A.-N.V., Lokeren	100,000	0,5	0,0
BÖHLER B.V., Amsterdam	100,000	2,1	-0,1
ACEROS BOEHLER DEL PERU S.A., Lima	95,000	4,9	1,3
ACEROS BOEHLER S.A., Buenos Aires	95,500	5,0	0,7
ACOS BOEHLER-UDDEHOLM DO BRASIL LTDA., Sao Bernardo do Campo	100,000	13,3	3,7
ACEROS BOEHLER DE COLOMBIA S.A.,Bogota	90,390	4,3	0,1
ACEROS BOEHLER DEL ECUADOR S.A., Quito	100,000	0,6	0,1
Böhler-Uddeholm Ibérica S.A., Barcelona	100,000	7,6	0,8
BÖHLER-UDDEHOLM France S.A.S., Mitry Mory	100,000	1,8	-0,5
Böhler Kereskedelmi KFT., Dunaharaszti	100,000	5,6	0,3
Böhler Uddeholm CZ s.r.o., Prag	100,000	0,9	0,2
Inter Stal Centrum Spólka z o o., Warschau	100,000	1,9	0,4
Böhler-Uddeholm SLOVAKIA s.r.o., Martin	100,000	0,9	0,0
UDDEHOLM S.A., Buenos Aires	100,000	2,2	0,7
Eschmann Vermögensverwaltung GmbH, Gummersbach	100,000	0,0	0,0
EschmannStahl GmbH & Co.KG, Gummersbach	49,000	45,9	3,0
Eschmann Beteiligungsgesellschaft mbH, Gummersbach	49,000	0,1	0,0
Böhler Thyssen Schweißtechnik GmbH, Düsseldorf	94,500	82,7	9,2
BÖHLER-UDDEHOLM HÄRTEREITECHNIK GMBH, Meerbusch	100,000	5,3	6,9
Böhler-Uddeholm LLC, Nizhniy Novgorod	100,000	0,5	0,0

	Anteil am Kapital in %	Eigenmittel in m€	Jahresüber-schuss/ -fehlbetrag in m€
2. Sonstige Beteiligungen			
IVM Industrieversicherungsmakler GmbH, Linz [1]	33,333	0,0	-0,9

1) Eigenmittel und Jahresüberschuss zum 31.12.2004

2. FORDERUNGEN UND SONSTIGE VERMÖGENSGEGENSTÄNDE

	31.12.2005 in €	31.12.2005 in €	31.12.2004 in k€	31.12.2004 in k€
Forderungen gegenüber verbundenen Unternehmen		312.380.091,53		180.033,0
davon mit RLZ > 1 Jahr	*32.797.607,16*		*38.346,2*	
davon aus Lieferungen und Leistungen	*163.567,74*		*195,7*	
Sonstige Forderungen und Vermögensgegenstände		1.664.264,77		1.907,6
davon mit RLZ > 1 Jahr	*198.387,97*		*224,7*	
Gesamt		**314.044.356,30**		**181.940,6**
davon mit RLZ > 1 Jahr	*32.995.995,13*		*38.570,9*	
davon aus Lieferungen und Leistungen	*163.567,74*		*195,7*	

Im Posten Sonstige Forderungen und Vermögensgegenstände sind Erträge in Höhe von 2.214,39 € (Vorjahr: 40,5 k€) enthalten, die erst nach dem Abschlussstichtag zahlungswirksam werden.

3. WERTPAPIERE UND ANTEILE

Die **eigenen Anteile** in Höhe von 28.541.644,62 € (Vorjahr: 27.023,2 k€) wurden im Zuge der Kapitalerhöhung veräußert. Der Posten entwickelt sich wie folgt:

	2005 in €	2004 in k€
Stand 1.1.	27.023.218,62	23.677,2
Zukäufe	1.518.426,00	3.346,0
Veräußerungen	28.541.644,62	0,0
Stand 31.12.	**0,00**	**27.023,2**

4. AKTIVE RECHNUNGSABGRENZUNGSPOSTEN

In den aktiven Rechnungsabgrenzungsposten sind überwiegend Optionskosten für Zinssicherungen ausgewiesen.

5. GRUNDKAPITAL

In der 14. ordentlichen Hauptversammlung der BÖHLER-UDDEHOLM Aktiengesellschaft vom 10. Mai 2005 wurde der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrates das Grundkapital der Gesellschaft innerhalb von fünf Jahren ab Eintragung der Satzungsänderung in das Firmenbuch – allenfalls in mehreren Tranchen – gegen Bareinlage oder Sacheinlage, in letzterem Fall insbesondere durch Einbringung von Beteiligungen, Unternehmen, Betrieben oder Betriebsteilen und hier unter Ausschluss des Bezugsrechts um bis zu 18.175.000,00 € durch Ausgabe von bis zu 2.500.000 neue auf Inhaber lautende Stückaktien zu erhöhen und den Ausgabekurs und die Ausgabebedingungen festzulegen.

Im Mai hatte der Vorstand der BÖHLER-UDDEHOLM AG mit Genehmigung des Aufsichtrates beschlossen, eine Kapitalerhöhung durchzuführen und 1.750.000 Aktien auszugeben. Die Erhöhung des Grundkapitals der Gesellschaft um 12.722.500,00 € auf 92.692.500,00 € wurde am 8. Juni 2005 ins Firmenbuch eingetragen. Das Grundkapital ist in 12,75 Millionen Stück Stückaktien zerlegt.

Für weitere Erhöhungen des Grundkapitals der Gesellschaft steht noch ein genehmigtes Kapital von bis zu 5.452.500 € durch Ausgabe von bis zu 750.000 neuen - auf Inhaber lautende - Stückaktien zur Verfügung.

6. RÜCKLAGEN FÜR EIGENE ANTEILE

Die **Rücklagen für eigene Anteile** wurden im Geschäftsjahr 2005 durch Umwidmung nicht gebundener Kapitalrücklagen um 1.518.426 € auf 28.541.644,62 € (Vorjahr: 27.023,2 k€) erhöht. Im Zuge der Kapitalerhöhung wurden die eigenen Aktien veräußert und die Rücklagen zur Gänze auf die nicht gebundene Kapitalrücklage umgebucht.

7. KAPITALRÜCKLAGEN

Die **gebundene Kapitalrücklage** wurde um das Agio der Kapitalerhöhung im Betrag von 162.277.500,00 € erhöht und beträgt 267.653.115,86 €. Die **nicht gebundene Kapitalrücklage** beträgt nach Umbuchung der Rücklagen für eigene Anteile nunmehr 35.321.955,55 € (Vorjahr: 8.298,7 k€).

8. GEWINNRÜCKLAGEN

Im abgelaufenen Geschäftsjahr wurde eine **freie Gewinnrücklage** im Betrag von 1.000.000,00 € gebildet (Vorjahr: 33,4 k€) und beträgt nunmehr 128.940.771,42 € (Vorjahr: 127.940,8 k€).

9. UNVERSTEUERTE RÜCKLAGEN

Die Aufgliederung der unversteuerten Rücklagen und ihre Entwicklung im Berichtsjahr wird gesondert dargestellt.

10. RÜCKSTELLUNGEN

Die Berechnung der **Rückstellungen für Abfertigungen** wird unter den Bilanzierungs- und Bewertungsgrundsätzen erläutert.

Die Abfertigungsrückstellungen entwickelten sich im Geschäftsjahr 2005 wie folgt:

	2005 in €	2004 in k€
Barwert der Abfertigungsverpflichtungen 1.1.	3.403.622,00	2.980,9
Dienstzeitaufwand	72.899,00	80,6
Zinsenaufwand	162.375,00	132,3
Zahlungen, Umgliederungen, Überrechnungen	-238.040,00	119,7
Versicherungstechnisches Ergebnis	381.901,00	90,1
Barwert der Abfertigungsverpflichtungen 31.12.	3.782.757,00	3.403,6
Unberücksichtigtes versicherungstechnisches Ergebnis	0,00	-61,3
Rückstellung für Abfertigungen 31.12.	**3.782.757,00**	**3.342,3**
Korridor	**0,00**	**340,4**

Veränderung der Abfertigungsrückstellungen:

	2005 in €	2004 in k€
Dienstzeitaufwand	72.899,00	80,6
Zinsenaufwand	162.375,00	132,3
Zahlungen, Umgliederungen, Überrechnungen	-238.040,00	119,7
Versicherungstechnisches Ergebnis	443.220,57	0,0
Nettoveränderung	**440.454,57**	**332,6**

Die Berechnung der **Rückstellungen für Pensionen** wird unter den Bilanzierungs- und Bewertungsgrundsätzen erläutert. Die Rückstellungen für Pensionen betreffen Zusagen an leitende Angestellte der BÖHLER-UDDEHOLM AG und an im Ausland tätige leitende Angestellte sowie Pensionisten des BÖHLER-UDDEHOLM Konzerns.

Die Pensionsrückstellungen entwickelten sich im Geschäftsjahr 2005 wie folgt:

	2005 in €	2004 in k€
Barwert der Pensionsverpflichtungen 1.1.	26.262.443,00	25.313,5
Dienstzeitaufwand	174.166,00	154,4
Zinsenaufwand	1.514.138,00	1.335,7
Zahlungen, Umgliederungen, Überrechnungen	-1.188.840,00	-1.168,8
Versicherungstechnisches Ergebnis	2.379.495,00	627,6
Barwert der Pensionsverpflichtungen 31.12.	**29.141.402,00**	**26.262,4**
Wert des Fondsvermögen 1.1.	7.397.212,00	6.882,8
Verzinsung des Fondsvermögens	217.993,00	203,0
Fondseinzahlungen	481.602,00	17,0
Pensionszahlungen, Umgliederungen und Überrechnungen	95.182,00	-230,4
Versicherungstechnisches Ergebnis	640.219,00	524,8
***Fondsvermögen* 31.12.**	**8.832.208,00**	**7.397,2**
Verpflichtungen aus Pensionszusagen 31.12. insgesamt	20.309.194,00	18.865,2
Unberücksichtigter versicherungstechnischer Gewinn (+)/Verlust (-)	0,00	-1.230,5
Verpflichtungen aus Pensionszusagen 31.12.	20.309.194,00	17.634,7
Nachschussverpflichtung APK	-4.254.301,00	-2.888,8
Rückstellung für Pensionen 31.12.	**16.054.893,00**	**14.745,9**
Korridor	**0,00**	**2.626,2**
Veränderung der Pensionsrückstellungen:		
Dienstzeitaufwand	174.166,00	154,5
Zinsenaufwand	1.514.138,00	1.335,7
Pensionszahlungen, Umgliederungen, Überrechnungen und Fondseinzahlungen	-2.795.112,74	-955,3
Verzinsung des Fondsvermögens	-217.993,00	-203,0
Versicherungstechnisches Ergebnis	2.633.763,69	0,0
Nettoveränderung	**1.308.961,95**	**331,9**

Die **Sonstigen Rückstellungen** beinhalten im Wesentlichen Vorsorgen für zu erwartende Nachtragskosten, für ausstehende Eingangsrechnungen, Archivierungskosten und sonstige Personalaufwendungen.

11. VERBINDLICHKEITEN

	31.12.2005 in €	31.12.2005 in €	31.12.2004 in k€	31.12.2004 in k€
Verbindlichkeiten gegenüber Kreditinstituten		76.114.558,29		27.480,3
davon mit RLZ bis zu 1 Jahr	*8.614.558,29*		*2.480,3*	
davon mit RLZ > 1 Jahr	*67.500.000,00*		*25.000,0*	
davon mit RLZ > 5 Jahre	*40.000.000,00*		*25.000,0*	
Verbindlichkeiten aus Lieferungen und Leistungen		741.367,07		342,4
davon mit RLZ bis zu 1 Jahr	*741.367,07*		*342,4*	
Verbindlichkeiten gegenüber verbundenen Unternehmen		211.788.717,07		211.167,8
davon mit RLZ bis zu 1 Jahr	*211.788.717,07*		*211.167,8*	
davon aus Lieferungen und Leistungen	*1.135.008,43*		*904,2*	
Verbindlichkeiten gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht		22.814,19		17,1
davon mit RLZ bis zu 1 Jahr	*22.814,19*		*17,1*	
davon aus Lieferungen und Leistungen	*22.814,19*		*17,1*	
Sonstige Verbindlichkeiten		5.548.813,48		5.196,3
davon mit RLZ bis zu 1 Jahr	*1.236.083,52*		*2.249,0*	
davon mit RLZ > 1 Jahr	*4.312.729,96*		*2.947,2*	
davon mit RLZ > 5 Jahre	*4.312.729,96*		*2.947,2*	
davon aus Steuern	*0,00*		*0,0*	
davon im Rahmen der Sozialen Sicherheit	*4.349.966,50*		*86,5*	
Gesamt		**294.216.270,10**		**244.203,8**
davon mit RLZ bis zu 1 Jahr	*222.403.540,14*		*216.256,6*	
davon mit RLZ > 1 Jahr	*71.812.729,96*		*27.947,2*	
davon mit RLZ > 5 Jahre	*44.312.729,96*		*2.947,2*	
davon aus Lieferungen und Leistungen	*1.899.189,69*		*1.263,7*	

Im Posten Sonstige Verbindlichkeiten sind Aufwendungen in Höhe von 5.548.813,48 € (Vorjahr: 4.610,3 k€) enthalten, die nach dem Bilanzstichtag zahlungswirksam werden.

12. DERIVATIVE FINANZINSTRUMENTE

Die derivativen Finanzinstrumente dienen ausschließlich der Absicherung von Zins- und Währungsrisiken aus zugrundeliegenden Liefer- und Leistungsgeschäften (Grundgeschäfte) und den damit verbundenen Bilanzposten. Die derivativen Finanzgeschäfte sind laufenden Risikokontrollen unterworfen und werden unter strikter Funktionstrennung in Handel, Abwicklung, Dokumentation und Kontrolle durchgeführt. Die hierfür maßgebliche Organisation und die Arbeitsabläufe sind in internen Richtlinien festgelegt. Die Wirksamkeit der internen Kontrollen und die Sicherheit der Abläufe unterliegen unregelmäßiger Überprüfung durch eine externe Revision. Im Zuge einer regelmäßigen und standardisierten Finanzberichterstattung werden die Risikopositionen jeweils aktuell dargestellt.

Zu den eingesetzten Sicherungsgeschäften gehören insbesondere Devisentermin- und Optionsgeschäfte, Zins-Swaps sowie Zins-Optionen. Die Geschäfte werden nur mit bonitätsmäßig einwandfreien Banken geschlossen.
Die oben erwähnten Geschäfte werden mit Dritten abgeschlossen und mit Ausnahme der Zins-Optionen an Holding-Töchter durchgestellt. In der Böhler-Uddeholm AG verbleibt somit der Marktwert der nicht durchgestellten Zins-Optionen in Höhe von -1.127.200 €. Für den drohenden Verlust aus diesen Geschäften wurde eine Rückstellung gebildet.

13. HAFTUNGSVERHÄLTNISSE

Die Haftungen wurden gegenüber Kreditinstituten und Darlehensgebern im Wesentlichen für Schulden von verbundenen Unternehmen abgegeben und betragen zum Bilanzstichtag 570.200.380,00 € (Vorjahr: 513.674,2 k€).

D. ERLÄUTERUNGEN ZUR GEWINN- UND VERLUSTRECHNUNG

Die Gewinn- und Verlustrechnung wird nach dem Umsatzkostenverfahren gemäß § 231 Abs. 3 HGB aufgestellt.

14. UMSATZERLÖSE

	2005 in €	2004 in k€
Umsatzerlöse Inland	4.113.942,13	3.553,8
Umsatzerlöse Ausland	2.037.770,71	1.734,6
	6.151.712,84	**5.288,4**

15. HERSTELLUNGSKOSTEN DER ZUR ERZIELUNG DER UMSATZERLÖSE ERBRACHTEN LEISTUNGEN

Die Umsatzkosten umfassen die Herstellungskosten der erbrachten Leistungen. Neben den Personalkosten werden unter diesem Posten im Wesentlichen nur solche bezogene Leistungen ausgewiesen, die in den Herstellungsaufwand eingehen, also dem Leistungsbereich zuordenbare Aufwendungen für Fremdleistungen darstellen.

16. SONSTIGE BETRIEBLICHE ERTRÄGE

	2005 in €	2004 in k€
Erträge aus dem Abgang von Anlagevermögen mit Ausnahme der Finanzanlagen	8.383,34	2,5
Erträge aus der Auflösung von Rückstellungen	4.364,60	27,0
Übrige	413.250,83	665,6
	425.998,77	**695,1**

Die übrigen betrieblichen Erträge betreffen im Wesentlichen Erträge aus der Weiterverrechnung von Beratungsaufwendungen.

17. VERTRIEBSKOSTEN

Die Vertriebskosten enthalten neben den Kosten für Marketing und Vertrieb vor allem die Kosten der Logistik einschließlich zugehöriger Verwaltungskosten. Im Wesentlichen umfasst dieser Posten Aufwendungen für anteiligen Personalaufwand.

18. VERWALTUNGSKOSTEN

Hier werden die im abgelaufenen Geschäftsjahr angefallenen Aufwendungen für die allgemeine Verwaltungstätigkeit, soweit sie nicht den Herstellungskosten zugeordnet sind, ausgewiesen. Dieser Posten beinhaltet im Wesentlichen Abschreibungen auf Sachanlagen, Aufwendungen für Rechts-, Prüfungs- und Beratungskosten, anteiligen Personalaufwand, fremde Dienstleistungen, Mieten und Pachten sowie Vergütungen für die Mitglieder des Aufsichtsrates in der Höhe von 88.520,00 € (Vorjahr: 87,6 k€).

19. SONSTIGE BETRIEBLICHE AUFWENDUNGEN

In diesem Posten sind im Wesentlichen Finanzierungsprovisionen und die Provision für die Dividendenabrechnung enthalten.

20. ERTRÄGE AUS BETEILIGUNGEN

Die Erträge aus Beteiligungen entfallen auf zeitgleich vereinnahmte Dividenden von verbundenen Unternehmen in Höhe von 120.463.820,84 € (Vorjahr: 48.277,0 k€ sowie Erträge aufgrund von Ergebnisabführungsverträgen von 30.043,6 k€) und Dividenden von sonstigen Beteiligungen von 98.278,77 € (Vorjahr: 59,3 k€).

21. ERTRÄGE AUS ANDEREN WERTPAPIEREN DES FINANZANLAGEVERMÖGENS

Die Erträge aus anderen Wertpapieren beinhalten im Wesentlichen die Zinsen aus den R 48-Fonds Anteilen.

22. ZINSENERGEBNIS

	31.12.2005 in €	31.12.2005 in €	31.12.2004 in k€	31.12.2004 in k€
Sonstige Zinsen und ähnliche Erträge		13.568.359,13		11.401,0
davon verbundene Unternehmen	*4.404.037,77*		*5.861,4*	
Zinsen und ähnliche Aufwendungen		-16.526.236,95		- 13.822,6
davon verbundene Unternehmen	*-4.440.760,69*		*- 4.766,1*	
Zinsenergebnis		**-2.957.877,82**		**-2.421,6**
davon verbundene Unternehmen	*-36.722,92*		*1.095,3*	

Im Posten sonstige Zinsen und ähnliche Erträge sind Erträge aus Kurssicherungsgeschäften verrechnet. Zinsen und ähnliche Aufwendungen enthalten im Wesentlichen Zinsen aus Barvorlagen und Aufwendungen aus Kurssicherungsgeschäften und Zinsaufwand aus Personalrückstellungsberechnungen.

23. Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens

Die Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens beinhalten im Wesentlichen den Verkaufserlös der eigenen Anteile und die Zuschreibung der Wertpapiere des Finanzanlagevermögens von 290.413,76 € (Vorjahr: 84,9 k€).

24. Aufwendungen aus Finanzanlagen und aus Wertpapieren des Umlaufvermögens

Die Aufwendungen aus Finanzanlagen beinhalten im Wesentlichen die Abschreibung von Wertpapieren des Anlagevermögens in Höhe von 83.130,89 € sowie den Betriebskostenzuschuss Seibersdorf.

E. SONSTIGE ANGABEN

PERSONALAUFWAND

	2005 in €	2004 in k€
Gehälter	8.333.982,87	6.971,1
Aufwendungen für Abfertigungen und Leistungen an betriebliche Mitarbeitervorsorgekassen	1.043.606,02	80,6
Aufwendungen für Altersversorgung	2.807.928,69	154,5
Aufwendungen für gesetzlich vorgeschriebene Sozialabgaben sowie vom Entgelt abhängige Abgaben und Pflichtbeiträge	1.385.117,51	1.264,0
Sonstige Sozialaufwendungen	48.123,58	232,7
	13.618.758,67	**8.702,9**

Zusammensetzung der Aufwendungen für Abfertigungen und Altersversorgung:

	2005 in €	2004 in k€
Abfertigungen		
Vorstand und leitende Angestellte	24.440,00	24,8
Sonstige Arbeitnehmer	48.458,60	55,8
Versicherungstechnisches Ergebnis	443.220,57	0,0
	516.119,17	**80,6**

	2005 in €	2004 in k€
Pensionen		
Vorstand und leitende Angestellte	174.166,00	154,5
Versicherungstechnisches Ergebnis	2.633.762,69	0,0
	2.807.928,69	**154,5**

VERÖFFENTLICHUNG DER VORSTANDSBEZÜGE

Die Brutto-Barbezüge der Mitglieder des Vorstandes der BÖHLER-UDDEHOLM AG betrugen 3.006.476,44 € (Vorjahr: 2.265,0 k€). Die fixen und erfolgsabhängigen Bestandteile der Vergütungen stellen sich für die einzelnen Vorstandsmitglieder wie folgt dar:

Vergütung	fix		erfolgsabhängig		Insgesamt	
(in k€)	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Dkfm. Dr. Claus J. Raidl	370,0	335,8	526,6	328,7	896,6	664,5
Dipl.-Ing. Dr. Knut Consemüller	300,0	269,6	389,7	263,9	689,7	533,5
Mag. Horst Königslehner	300,0	269,6	430,5	263,9	730,5	533,5
Dipl.-Ing. Heimo Stix	300,0	269,6	389,7	263,9	689,7	533,5
Gesamtbezüge	**1.270,0**	**1.144,6**	**1.736,5**	**1.120,4**	**3.006,5**	**2.265,0**

Im Berichtsjahr waren durchschnittlich 69 Arbeitnehmer beschäftigt (Vorjahr: 68 Arbeitnehmer).

Die BÖHLER-UDDEHOLM AG unterhält aufgrund ihrer Funktion als Managementholding weitreichende Beziehungen zu verbundenen Unternehmen. Insbesondere werden zentrale Dienste für ihre Konzerngesellschaften erbracht und zu marktüblichen Konditionen verrechnet.

Als Vorstandsmitglieder der Gesellschaft waren 2005 und zum Zeitpunkt der Jahresabschlusserstellung folgende Herren bestellt:

Dkfm. Dr. Claus J. Raidl, Wien, Vorsitzender des Vorstands
Dipl.-Ing. Dr. Ing. Knut Consemüller, Wien
Mag. Horst Königslehner, Wien
Dipl.-Ing. Heimo Stix, Wien

Dem Aufsichtsrat gehörten im Abschlussjahr folgende Mitglieder an:

Hon.-Prof. Dipl.-Ing. Dr. Rudolf Streicher, Vorsitzender des Aufsichtsrates
Mitglied des Präsidiums des Aufsichtsrates
Mitglied des Prüfungsausschusses (Bilanzausschuss)

Ernst Hable, stellvertretender Vorsitzender des Aufsichtsrates
Geschäftsführer der BÖHLER-UDDEHOLM AG Industrieholding GmbH

Prof. Dr. Peter Doralt (bis 30. Juni 2005)
Universitätsprofessor Wirtschaftsuniversität Wien

Dr. Rudolf Fries
Eckert & Fries Rechtsanwälte Gesellschaft m.b.H.

Lars G. Josefsson
Vorsitzender des Vorstandes der Vattenfall AB

Mag. Dr. Wilhelm G. Rasinger
Geschäftsführender Gesellschafter der Inter-Management Unternehmensberatung GmbH

Mag. Walter Scherb
Geschäftsführender Gesellschafter der S.Spitz KG

Dkfm. Dr. Siegfried Sellitsch
Vorsitzender des Vorstandes der Wiener Städtischen Wechselseitigen Versicherungsanstalt-Vermögensverwaltung

Johann Prettenhofer
Vorsitzender des EU-Betriebsrates der BÖHLER-UDDEHOLM AG
Vorsitzender des Arbeiterbetriebsrates der BÖHLER Edelstahl GmbH

Gotthard Klaus
Betriebsratsvorsitzender der BÖHLER-UDDEHOLM AG

Helmut Meinl
Vorsitzender des Arbeiterbetriebsrates der BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG

Peter Bacun
Vorsitzender des Angestelltenbetriebsrates der BÖHLER Edelstahl GmbH

Wien, am 21. Februar 2006

Der Vorstand:

Claus J. Raidl	Knut Consemüller	Horst Königslehner	Heimo Stix
e.h.	e.h.	e.h.	e.h.

BESTÄTIGUNGSVERMERK

„Wir haben den Jahresabschluss der

**BÖHLER-UDDEHOLM Aktiengesellschaft,
Wien,**

für das Geschäftsjahr vom 01.01.2005 bis 31.12.2005 unter Einbeziehung der Buchführung geprüft. Die Buchführung, die Aufstellung und der Inhalt dieses Jahresabschlusses sowie des Lageberichts in Übereinstimmung mit den österreichischen handelsrechtlichen Vorschriften liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Verantwortung besteht in der Abgabe eines Prüfungsurteils zu diesem Jahresabschluss auf der Grundlage unserer Prüfung und einer Aussage, ob der Lagebericht in Einklang mit dem Jahresabschluss steht.

Wir haben unsere Prüfung unter Beachtung der in Österreich geltenden gesetzlichen Vorschriften und Grundsätze ordnungsgemäßer Abschlussprüfung durchgeführt. Diese Grundsätze erfordern, die Prüfung so zu planen und durchzuführen, dass ein hinreichend sicheres Urteil darüber abgegeben werden kann, ob der Jahresabschluss frei von wesentlichen Fehldarstellungen ist, und eine Aussage getroffen werden kann, ob der Lagebericht mit dem Jahresabschluss in Einklang steht. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Unternehmens sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für Beträge und sonstige Angaben in der Buchführung und im Jahresabschluss überwiegend auf Basis von Stichproben beurteilt. Die Prüfung umfasst ferner die Beurteilung der angewandten Rechnungsgrundsätze und der von den gesetzlichen Vertretern vorgenommenen, wesentlichen Schätzungen sowie eine Würdigung der Gesamtaussage des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unser Prüfungsurteil darstellt..

Unsere Prüfung hat zu keinen Einwendungen geführt. Auf Grund der bei der Prüfung gewonnen Erkenntnisse entspricht der Jahresabschluss nach unsere Beurteilung den gesetzlichen Vorschriften und vermittelt ein möglichst getreues Bild der Vermögens- und Finanzlage des Unternehmens zum 31.12.2005 sowie der Ertragslage des Unternehmens für das Geschäftsjahr vom 01.01.2005 bis 31.12.2005 in Übereinstimmung mit den österreichischen Grundsätzen ordnungsmäßiger Buchführung. Der Lagebericht steht im Einklang mit dem Jahresabschluss."

Wien, am 21. Februar 2006

BDO Auxilia Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Prof Dr Karl Bruckner Wirtschaftsprüfer und Steuerberater	Mag Dr Johann Seidl Wirtschaftsprüfer und Steuerberater

Bei Veröffentlichung (mit Ausnahme der gesetzlich vorgeschriebenen Veröffentlichung) oder Wiedergabe des Jahresabschlusses in einer von der bestätigten Fassung abweichenden Form (zB Verkürzung oder Übersetzung in andere Sprachen) darf ohne unsere Genehmigung weder der Bestätigungsvermerk zitiert noch auf unsere Prüfung verwiesen werden.

ANLAGENSPIEGEL ZUM 31. DEZEMBER 2005
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	Anschaffungs- und Herstellungskosten			
	Stand am 01.01.2005 €	Zugänge €	Abgänge €	Stand am 31.12.2005 €
I. Immaterielle Vermögensgegenstände: Lizenzen, Software	**941.592,57**	**338.555,32**	**10.205,95**	**1.269.941,94**
II. Sachanlagen: Andere Anlagen, Betriebs- und Geschäftsausstattung	**1.850.361,26**	**196.824,45**	**133.594,51**	**1.913.591,20**
III. Finanzanlagen:				
1. Anteile an verbundenen Unternehmen	497.274.538,20	190.045.043,56	0,00	687.319.581,76
2. Beteiligungen	1.209.347,73	766.516,84	0,00	1.975.864,57
3. Wertpapiere (Wertrechte) des Anlagevermögens	4.763.716,46	1.793.763,13	0,00	6.557.479,59
	503.247.602,39	**192.605.323,53**	**0,00**	**695.852.925,92**
	506.039.556,22	**193.140.703,30**	**143.800,46**	**699.036.459,06**

Anlage 1
zum Anhang

Abschreibungen				Nettowert	
Stand am 01.01.2005 €	Zugänge/ -Zuschreibungen €	Abgänge €	Stand am 31.12.2005 €	Stand am 31.12.2005 €	Stand am 31.12.2004 €
726.732,54	**180.504,98**	**10.205,95**	**897.031,57**	**372.910,37**	**214.860,03**
1.418.565,36	**212.358,70**	**133.594,51**	**1.497.329,55**	**416.261,65**	**431.795,90**
73.984.164,24	0,00	0,00	73.984.164,24	613.335.417,52	423.290.373,96
0,00	0,00	0,00	0,00	1.975.864,57	1.209.347,73
380.426,64	-207.282,87	0,00	173.143,77	6.384.335,82	4.383.289,82
74.364.590,88	**-207.282,87**	**0,00**	**74.157.308,01**	**621.695.617,91**	**428.883.011,51**
76.509.888,78	**392.863,68** **-207.282,87**	**143.800,46**	**76.551.669,13**	**622.484.789,93**	**429.529.667,44**

Anlage 2
zum Anhang

ENTWICKLUNG DER UNVERSTEUERTEN RÜCKLAGEN DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	Stand am 31.12.2004 €	Auflösung €	Stand am 31.12.2005 €
Bewertungsreserve auf Grund von Sonderabschreibungen:			
Beteiligungen	**255.357,80**	**0,00**	**255.357,80**

Anlage 3
zum Anhang

KAPITALFLUSSRECHNUNG 2005
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	2005 €	2004 k€
Jahresüberschuss	96.772.933,43	45.301,1
+ Abschreibungen Anlagevermögen	475.994,57	2.159,5
- Zuschreibungen Anlagevermögen	-290.413,76	-84,9
+ Buchwertabgänge Anlagevermögen	0,00	202,1
+(-) Erhöhung (Senkung) von langfristigen Rückstellungen	1.753.673,40	344,3
= Bilanzieller Cash-flow	**98.712.187,64**	**47.922,1**
-(+) Gewinne (Verluste) aus dem Abgang vom Anlagevermögen	-8.383,34	-7,2
- Buchwertabgänge Anlagevermögen	0,00	-202,1
= Cash-flow aus dem Ergebnis	**98.703.804,30**	**47.712,8**
-(+) Erhöhung (Senkung) von Konzernforderungen aus Lieferungen und Leistungen und von sonstigen Forderungen	275.383,27	-42,0
-(+) Erhöhung (Senkung) der ARA	326.668,24	-978,9
+(-) Erhöhung (Senkung) von Verbindlichkeiten aus Lieferungen und Leistungen	398.997,12	-463,9
+(-) Erhöhung (Senkung) von Konzernverbindlichkeiten aus Lieferungen	0,00	
und Leistungen und von sonstigen Verbindlichkeiten	589.046,69	2.027,5
+(-) Erhöhung (Senkung) von kurzfristigen Rückstellungen	2.232.784,21	1.529,2
+(-) Erhöhung (Senkung) der PRA	-21.224,75	-13,8
= Cash-flow aus der Betriebstätigkeit	**102.505.459,08**	**49.770,9**
- Investitionen in das Anlagevermögen	-193.140.703,30	-71.490,5
+ Buchwerte der Anlagenabgänge	0,00	202,1
+(-) Gewinne (Verluste) aus dem Abgang vom Anlagevermögen	8.383,34	7,2
= Cash-flow aus der Investitionstätigkeit	**-193.132.319,96**	**-71.281,2**
+ Kapitalerhöhung	175.000.000,00	0,0
-(+) Erhöhung (Senkung) von Konzernforderungen aus Finanzierung und Clearing und Gesellschaftereinlage	-132.379.185,84	44.907,6
+(-) Erhöhung (Senkung) von Konzernverbindlichkeiten aus Finanzierung und Clearing	390.148,54	23.892,4
+(-) Erhöhung (Senkung) von Verbindlichkeiten gegenüber Kreditinstituten	48.634.265,87	6.348,2
- Dividendenzahlungen	-46.411.640,00	-26.357,7
= Cash-flow aus der Finanzierungstätigkeit	**45.233.588,57**	**48.790,5**
+(-) Cash-flow aus der Betriebstätigkeit	102.505.459,08	49.770,9
+(-) Cash-flow aus der Investitionstätigkeit	-193.132.319,96	-71.281,2
+(-) Cash-flow aus der Finanzierungstätigkeit	45.233.588,57	48.790,5
= Veränderung der liquiden Mittel [1]	-45.393.272,31	27.280,2
+ Anfangsbestand der liquiden Mittel	52.223.290,07	24.943,1
= Endbestand der liquiden Mittel	**6.830.017,76**	**52.223,3**

1) *Der Finanzmittelfonds umfaßt Kassenbestand, Guthaben bei Kreditinstituten sowie Wertpapiere des Umlaufvermögens*

BETEILIGUNGSGESELLSCHAFTEN

Die Aufstellung der Beteiligungsgesellschaften ist identisch mit jener im Geschäftsbericht 2005 der BÖHLER-UDDEHOLM Aktiengesellschaft.

Den Geschäftsbericht sowie weitere Informationen erhalten Sie von:

BÖHLER-UDDEHOLM AG
A-1030 Wien, Modecenterstraße 14/A/3
Investor Relations & Corporate Communications
Dr. Randolf Fochler
Tel. (+43 - 1) 798 69 01 - 22707
Fax (+43 - 1) 798 69 01 - 22713
E-Mail: randolf.fochler@bohler-uddeholm.com
Website: www.bohler-uddeholm.com

82-35027

RECEIVED
2008 JUN 12 A 2:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

JAHRESABSCHLUSS 2006
BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

BÖHLER UDDEHOLM
materializing *visions*

INHALT

LAGEBERICHT 2006
DES BÖHLER-UDDEHOLM KONZERNS UND
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

WIRTSCHAFTLICHES UMFELD

Die globale Konjunkturentwicklung im Berichtsjahr verlief dynamisch und übertraf teilweise die Erwartungen. Das Wachstum der Weltwirtschaft erreichte nach vorläufigen Zahlen 3,6 % und hat sich somit gegenüber 2005 (3,2 %) weiter beschleunigt. Dies, obwohl die gestiegenen Zinsen in den USA die wirtschaftliche Expansion bereits sichtbar bremsten. Angesichts dieses Umstandes scheint die Weltwirtschaft 2006 den Wachstumsgipfel überschritten zu haben. Die meisten Experten erwarten aber selbst in den USA keine Rezession, sondern eher eine Wachstumsschwäche, die schon im Verlauf des Jahres 2007 überwunden werden könnte.

Weitgehend störungsfrei und mit enormer Dynamik entwickelten sich weiterhin die Volkswirtschaften Asiens, allen voran China und Indien. Auch Japan hat wieder Tritt gefasst und wies mit einem Plus von 2,7 % im Berichtsjahr eine ansprechende Wachstumsrate aus.

Unerwartet gut erholt hat sich auch die Konjunktur in Europa. Nach Jahren der Stagnation wird im Euro-Raum für das Berichtsjahr mit einem Wirtschaftswachstum von über 2,5 % gerechnet. Die Leitzinsen dürften bei 3,5 % p. a. ihren Höhepunkt nahezu erreicht haben und nicht zuletzt wegen des sinkenden Ölpreises hoch genug sein, um allfälligen inflationären Tendenzen zu begegnen. Die Investitionstätigkeit sollte demnach kaum durch hohe Zinsen beeinträchtigt werden. Allerdings könnte ein weiterer Verfall des US-Dollar-Kurses im Jahr 2007 den Aufschwung in Europa bremsen.

Besonders erfreulich ist, dass die Konjunktur in Deutschland, dem mit Abstand größten Markt für BÖHLER-UDDEHOLM, nicht mehr ausschließlich vom Exporterfolg abhängt, sondern sich im Verlauf des Vorjahres zunehmend zu einem selbsttragenden Wirtschaftsaufschwung entwickelt hat. Dieser positive Trend fand schließlich auch in höherer Beschäftigung und steigendem Konsum seinen Niederschlag.

Von der guten Nachfrage nach Rohstoffen haben neben den Ölförderländern auch viele osteuropäische und lateinamerikanische Volkswirtschaften profitiert. So schätzen Fachleute das Wirtschaftswachstum für 2006 in Russland auf 6,5 %, in Peru auf 6,0 % und beispielsweise in Brasilien, das durch den hohen Kurs der Landeswährung schwierigere Bedingungen im Export hatte, immerhin noch auf 3,2 % ein.

Auftragseingang auf Rekordniveau
Der BÖHLER-UDDEHOLM Konzern konnte im Geschäftsjahr 2006 von der insgesamt günstigen Konjunktur für Edelstahl, Edelstahlprodukte und Spezialwerkstoffe profitieren. Das zeigte sich deutlich beim Auftragseingang, der sich in der Berichtsperiode von 2.136,4 m€ um 28 % auf 2.737,3 m€ erhöhte und damit einen historischen Höchstwert markierte. Die stärkste Nachfrage wurde in den Wachstumsmärkten Asiens und Südamerikas registriert, aber auch in Europa und hier insbesondere in Deutschland war eine sehr zufrieden stellende Situation gegeben.

Der kräftige Nachfrageschub machte sich in allen vier Divisionen des Konzerns bemerkbar, wenn auch im Segment Werkzeugstahl eine Stagnation gegenüber dem Vorjahr feststellbar war. Fast alle Produktionsbetriebe der BÖHLER-UDDEHOLM Gruppe waren während des Berichtsjahres voll ausgelastet, der Auftragsstand stieg von 746,5 m€ um 21 % auf 906,9 m€ zum 31.12.2006.

UMSATZ UND ERGEBNIS
Der BÖHLER-UDDEHOLM Konzern konnte im Geschäftsjahr 2006 seinen Gesamtumsatz neuerlich verbessern und erreichte mit 3.090,2 m€ eine Steigerung um 19 % gegenüber dem Vorjahreswert von 2.607,1 m€. Dieser Zuwachs resultierte einerseits aus dem organischen Wachstum von 8%-Punkten sowie andererseits aus dem Konsolidierungseffekt von 11%-Punkten. Im Berichtsjahr wurden die im Geschäftsjahr 2005 erworbenen Buderus Edelstahl Gesellschaften sowie die Avesta Welding AB erstmalig in allen vier Quartalen berücksichtigt. Die drei Buderus Edelstahl Gesellschaften erzielten 2006 einen konsolidierten Gesamtumsatz von 493,8 m€ und Avesta Welding AB von 38,6 m€.

Insgesamt war das Geschäftsjahr 2006 von einer guten Konjunktur in allen wesentlichen Produktsegmenten und Kernmärkten geprägt. Eine Ausnahme bildete nur der nordamerikanische Markt, der sich gegenüber dem Vorjahr in den Bereichen Werkzeugstahl und Schnellarbeitsstahl etwas abkühlte. Die Legierungspreise schwächten sich in Summe gegenüber dem Vorjahr leicht ab, während die Schrottpreise auf hohem Niveau verharrten. Somit konnten alle vier Divisionen ihren Umsatz gegenüber dem Vergleichsjahr erhöhen. Positiv wirkte sich vor allem die gestiegene Nachfrage in den Abnehmerindustrien wie etwa Energietechnik, Ölfeldausrüstung, Petrochemie sowie Maschinen- und Flugzeugbau aus.

BÖHLER-UDDEHOLM konnte in den EU-Ländern den Umsatz von 1.504,8 m€ um 24 % auf 1.858,7 m€ erhöhen. In Amerika wuchs der Umsatz von 599,2 m€ um 3 % auf 617,9 m€. Durch verstärkte Vertriebsaktivitäten in Asien konnte BÖHLER-UDDEHOLM den Umsatz von 312,4 m€ um 24 % auf 388,4 m€ steigern. In allen übrigen Märkten verbesserte sich der Konzern von 190,7 m€ um 18 % auf 225,2 m€.

Eine regionale Aufschlüsselung des Gesamtumsatzes nach Prozentanteilen ergibt daher folgendes Bild: Die EU-Länder bildeten mit 60 % (58 %) den wichtigsten Markt für BÖHLER-UDDEHOLM, gefolgt von Amerika mit 20 % (23 %), Asien mit 13 % (12 %), den übrigen europäischen Ländern mit 4 % (4 %), Australien mit 2 % (2 %) und Afrika mit 1 % (1 %).

Bei der Zuordnung nach Sparten machte die Division High Performance Metals 69,2 % (73,0 %) des Gesamtumsatzes (exklusive Sonstiges/Konsolidierung) aus, gefolgt von der Division Welding Consumables mit 13,4 % (12,3 %), der Division Precision Strip mit 9,9 % (9,1 %) und Special Forgings mit 7,5 % (5,6 %).

Umsatzerlöse (in m€)	**2006**	**2005**	**2004**	**2003**	**2002**
High Performance Metals	2.262,2	1.961,8	1.392,6	1.005,4	1.044,3
Welding Consumables[1)]	437,8	330,3	291,6	255,7	131,8
Precision Strip	325,7	244,9	163,6	158,5	164,6
Special Forgings	245,7	150,1	87,2	79,8	96,4
Sonstiges/Konsolidierung	74,1	69,2	62,2	55,7	50,0
Gesamtumsatz	**3.345,5**	**2.756,3**	**1.997,2**	**1.555,1**	**1.487,1**
Innenumsatz	255,3	149,2	63,2	55,3	45,9
Außenumsatz	3.090,2	2.607,1	1.934,0	1.499,8	1.441,2

1) Bis zum Geschäftsjahr 2002 wurde diese Division als ein Joint Venture mit ThyssenKrupp geführt, an dem BÖHLER-UDDEHOLM einen Anteil von 50 % hatte.

Der erfreuliche Zuwachs im Geschäftsvolumen hatte auch positive Auswirkungen auf die Ergebnisentwicklung des BÖHLER-UDDEHOLM Konzerns. Allerdings ist zu erwähnen, dass die gestiegenen Kosten für Energie und Personal sowie höhere Abschreibungen infolge von verstärkten Investitionen den Druck auf die Marge erhöhten. Dem entgegen wirkten moderate Erhöhungen bei den Basispreisen, Kosteneinsparungen im Ausmaß von rund 33 m€ sowie Maßnahmen zur Erhöhung der Produktivität.

Der Betriebserfolg (EBIT) stieg von 314,0 m€ um 20 % auf 376,0 m€ und erreichte somit den bislang höchsten Wert in der Konzerngeschichte. Die EBIT-Marge der BÖHLER-UDDEHOLM Gruppe lag im Berichtsjahr bei 12,2 % gegenüber 12,0 % im Vorjahr. Das Ergebnis der Geschäftstätigkeit (EBT) wuchs von 286,4 m€ um 21 % auf 345,5 m€. Die Steuerquote für BÖHLER-UDDEHOLM lag bei rund 28 % und stieg damit um einen Prozentpunkt gegenüber dem Vergleichsjahr. Der Jahresüberschuss erhöhte sich somit von 208,1 m€ um 19 % auf nunmehr 248,1 m€.

Der Vorstand wird in der Hauptversammlung am 8. Mai 2007 eine Erhöhung der Dividende von 95.625.000,00 € um 9 % auf 104.550.000,00 € vorschlagen. Nachdem sich die Anzahl der Aktien im Geschäftsjahr 2006 durch den Aktiensplit im Verhältnis 1:4 auf 51.000.000 Stück erhöht hat, ergibt dies eine Dividende von 2,05 € pro Aktie. Im Vorjahr – und damit vor dem Aktiensplit – lag die Dividende bei 7,50 € pro Aktie (für eine Anzahl von 12.750.000 Stück Aktien).

Die Dividende für das Geschäftsjahr 2006 entspricht einer Ausschüttungsquote von 42,6 % und – gemessen am Kurs zum Ultimo 2006 – einer Dividenden-Rendite von 3,9 %. Mit dieser höchsten Dividendenausschüttung seit der Börseneinführung von BÖHLER-UDDEHOLM im Jahr 1995 unterstreicht der Konzern neuerlich seine aktionärsfreundliche Dividendenpolitik.

VERMÖGENS- UND FINANZLAGE

Konzernbilanz (Kurzfassung in m€)

	2006	%	2005	%
Anlagevermögen	953,4	33,2	839,5	32,2
Vorräte	1.043,4	36,4	973,0	37,4
Forderungen und sonstige Vermögensgegenstände	679,2	23,7	596,2	22,9
Liquide Mittel	118,6	4,1	114,0	4,4
Sonstiges Umlaufvermögen und ARA	75,6	2,6	82,1	3,1
Bilanzsumme	**2.870,2**	**100,0**	**2.604,8**	**100,0**
Eigenmittel (inklusive Fremdanteile)	1.227,1	42,8	1.105,9	42,5
Rückstellungen	530,1	18,4	552,6	21,2
Kreditverschuldung	636,3	22,2	575,4	22,1
Sonstige Verbindlichkeiten und PRA	476,7	16,6	370,9	14,2
Bilanzsumme	**2.870,2**	**100,0**	**2.604,8**	**100,0**

Die Bilanzsumme stieg gegenüber dem Vorjahr um 10,2 % auf 2.870,2 m€, vor allem aufgrund der im Geschäftsjahr 2006 getätigten Investitionen (vorrangig sind hier das Walzwerk bei Villares Metals S.A. und die Spindelpresse bei Böhler Schmiedetechnik GmbH & Co KG zu erwähnen) sowie aufgrund der wertmäßigen Ausweitung des Vorratsvermögens. Die Bilanzstruktur ist durch eine hohe Anlagenintensität und langfristige Finanzverbindlichkeiten geprägt. Das Anlagevermögen ist zu 128,7 % (Vorjahr: 131,7 %) durch Eigenkapital finanziert.

Der Anteil des Anlagevermögens am Gesamtkapital ist gegenüber dem Vorjahr um einen Prozentpunkt gesunken und erhöhte sich real um 113,9 m€. Aus kleineren Akquisitionen – wie etwa jene des US-amerikanischen Schneidlinien-Produzenten Helmold LLC – ergaben sich Zugänge bei Sachanlagen und immateriellem Vermögen in Höhe von 4,2 m€. Die Investitionen in Sachanlagen und immaterielles Vermögen überschritten damit die Abschreibungen um 122,8 m€ beziehungsweise 122,0 %.

Aus einer im Kaufvertrag für die Avesta Welding AB festgelegten Besserungsvereinbarung ermittelte sich im Berichtsjahr eine Nachzahlung in Höhe von 0,9 m€, welche als Firmenwert bilanziert wurde.

Das Nettoumlaufvermögen, das sich aus Vorräten, Forderungen aus Lieferungen und Leistungen und sonstigen kurzfristigen Forderungen abzüglich Verbindlichkeiten aus Lieferungen und Leistungen, erhaltenen Anzahlungen sowie sonstigen kurzfristigen Verbindlichkeiten ergibt, erhöhte sich gegenüber dem Vergleichszeitraum des Vorjahres um 78,7 m€ auf 1.277,5 m€ (Vorjahr: 1.198,8 m€).

Die Vorräte sind in der Konzernbilanz mit 1.043,4 m€ (Vorjahr: 973,0 m€) ausgewiesen. Der Anstieg gegenüber dem Vorjahr ist mit -8,8 m€ auf Währungseffekte und mit 79,2 m€ auf höhere Bestände zurückzuführen. Der Anstieg bei den Beständen ergab sich in erster Linie aus einem mengenmäßig höheren Bestand (+5.815 Tonnen gegenüber 2005), aber auch aus einer Verschiebung des Mix bei den gelagerten Produkten hin zu höherwertigen Qualitäten. Die für diese Position

ebenfalls maßgeblichen Werte der wichtigsten Legierungsmetalle zeigten im abgelaufenen Geschäftsjahr eine Seitwärtsbewegung auf hohem Niveau.

Die Forderungen aus Lieferungen und Leistungen sind um 60,1 m€ angestiegen. Diese Ausweitung ist zum einen auf den gestiegenen Absatz und zum anderen auf die in der Branche übliche teilweise Weitergabe der gestiegenen Rohstoffkosten an die Kunden zurückzuführen, wodurch höhere Fakturenwerte bedingt waren.

Die Liquidität, bestehend aus Kassenbeständen und Bankguthaben sowie aus Wertpapieren des Umlaufvermögens, erhöhte sich um 4,6 m€ auf 118,6 m€ (Vorjahr: 114,0 m€). Trotz der regen Investitionstätigkeit des BÖHLER-UDDEHOLM Konzerns war hier ein geringfügiger Anstieg zu verzeichnen.

Von der aktiven latenten Steuerabgrenzung von 61,9 m€ (Vorjahr: 69,1 m€) entfielen 36,8 m€ auf Unterschiede zwischen den Wertansätzen in den Steuer- und IFRS-Bilanzen der Tochtergesellschaften und 25,1 m€ auf Konsolidierungsmaßnahmen.

Das Konzerneigenkapital inklusive Minderheitenanteil stieg im Berichtsjahr auf 1.227,1 m€ (Vorjahr: 1.105,9 m€). Der Erhöhung durch das Konzernergebnis von 248,1 m€ standen Dividendenzahlungen von 95,6 m€, Kursdifferenzen im Ausmaß von -21,6 m€ sowie sonstige neutrale Änderungen von -9,7 m€ gegenüber.

Hierbei ist anzumerken, dass der BÖHLER-UDDEHOLM Konzern seit dem Geschäftsjahr 2005 die Regelungen des IAS 19.93A-D anwendet. Sämtliche versicherungstechnischen Gewinne und Verluste aus der Bewertung langfristiger Personalrückstellungen (Abfertigungen und Pensionen) werden demnach im Jahr ihrer Entstehung in vollem Umfang in den Eigenmitteln erfasst. Der dadurch entstandene Eigenmittelverzehr im abgelaufenen Geschäftsjahr belief sich auf 2,3 m€ (Vorjahr: -26,7 m€). Die Eigenkapitalquote erhöhte sich im Berichtsjahr somit von 42,5 % auf 42,8 %.

Die Rückstellungen verringerten sich um 22,5 m€ auf 530,1 m€ und machten somit 18,4 % der Bilanzsumme aus. Von den Rückstellungen entfallen 277,9 m€ auf Rückstellungen für Abfertigungen und Pensionen. Neben der latenten Steuerrückstellung von 50,2 m€ haben 56,9 m€ langfristigen Charakter.

Nettokreditverschuldung

	2006 (in m€)	2005 (in m€)	Veränderung
Verzinsliche Verbindlichkeiten mit einer RLZ > 1 Jahr	412,9	368,1	12,2 %
Verzinsliche Verbindlichkeiten mit einer RLZ < 1 Jahr	222,1	205,7	8,0 %
Konzernfinanzierungsverbindlichkeiten	1,3	1,6	-18,8 %
Kreditverbindlichkeiten	**636,3**	**575,4**	**10,6 %**
Liquide Mittel	118,6	114,0	4,0 %
Nettokreditverschuldung	**517,7**	**461,4**	**12,2 %**

Die Kreditverbindlichkeiten erhöhten sich um 10,6 % auf 636,3 m€. Von diesen Kreditverbindlichkeiten haben 412,9 m€ oder 64,9 % (Vorjahr: 368,1 m€ oder 64,0 %) langfristigen und 223,4 m€ oder 35,1 % (Vorjahr: 207,3 m€ oder 36,0 %) kurzfristigen Charakter.

Sowohl Investitionen, kleinere Akquisitionen und Dividendenzahlungen als auch die Veränderung des Nettoumlaufvermögens haben die Nettokreditverschuldung um 388,4 m€ erhöht, während der Cashflow aus dem Ergebnis diese um 332,1 m€ verringerte.

Das Gearing war neben der Dividendenleistung durch die hohe Investitionstätigkeit beeinflusst, blieb jedoch mit 42 % im Berichtsjahr unverändert. Darin spiegelt sich die solide Finanzlage des BÖHLER-UDDEHOLM Konzerns auch im Geschäftsjahr 2006 wider.

Die Lieferverbindlichkeiten haben sich gegenüber der Vergleichsperiode aufgrund der Seitwärtsbewegung bei den Einstandspreisen des Vormaterials stabilisiert und betrugen zum Bilanzstichtag 326,2 m€, was einer Erhöhung im Ausmaß von 59,9 m€ entspricht.

CASHFLOW

Die zuvor beschriebene Entwicklung der Vermögenslage findet ihren Niederschlag in der Cashflow-Berechnung des BÖHLER-UDDEHOLM Konzerns. Zur Methodik ist festzuhalten, dass die Effekte aus Konsolidierungskreis-Veränderungen als Nettogröße im Cashflow aus der Investitionstätigkeit ausgewiesen werden und somit aus der Entwicklung der übrigen Einzelposten eliminiert wurden.

Der Cashflow aus dem Ergebnis in Höhe von 330,6 m€ (Vorjahr: 312,9 m€) zeigte ergebnisbedingt einen Anstieg um 5,2 %. Neben dem Jahresüberschuss stellte die Entwicklung der langfristigen Rückstellungen (-14,6 m€) – insbesondere Pensions- und Abfertigungsrückstellungen – sowie der aktiven Steuerlatenzen (6,4 m€) wesentliche Einflussgrößen dar.

Die maßgeblichen Treiber in der Überleitung zum Cashflow aus der Betriebstätigkeit in der Höhe von 247,9 m€ (Vorjahr: 75,4 m€) bildeten die oben beschriebenen Komponenten des Nettoumlaufvermögens, wobei insbesondere die Entwicklung der Vorräte (-84,7 m€) als auch die Entwicklung der Kundenforderungen (-67,1 m€) den Cashflow belasteten. Ein leicht gegenläufiger Effekt ergab sich aus dem Anstieg der Lieferantenverbindlichkeiten im Ausmaß von 58,2 m€.

Der Cashflow aus der Investitionstätigkeit in der Höhe von -210,0 m€ (Vorjahr: -308,0 m€) wird wesentlich von den strategischen Investitionsprojekten in Brasilien (Walzwerk) sowie in Österreich (Spindelpresse) geprägt, die im abgelaufenen Geschäftsjahr zu einem Nettomittelabfluss von -51,3 m€ führten. In Sachanlagen wurden auf konsolidierter Basis 215,6 m€ (Vorjahr: 145,8 m€) investiert, die Zugänge zu den immateriellen Vermögensgegenständen betrugen 5,9 m€ im Vergleich zu 11,2 m€ im Vorjahr.

Im Bereich der immateriellen Vermögensgegenstände sind die deutlich gesunkenen Zugänge auf den Umstand zurückzuführen, dass im Geschäftsjahr 2005 akquisitionsbedingte Firmenwerte aktiviert wurden, die mit 8,5 m€ auf die Edelstahlwerke Buderus AG (bzw. deren Nachfolgegesellschaft Buderus Edelstahl GmbH) sowie 0,3 m€ auf die Avesta Welding AB entfielen. Im Berichtsjahr wurden lediglich die Kaufpreisnachzahlung für Avesta Welding AB in Höhe von 0,9 m€ aktiviert. Ein Firmenwert aus der Übernahme der Aktivitäten des US-amerikanischen Rill- und Schneidlinien-Produzenten Helmold LLC im Ausmaß von 1,0 m€ wurde bereits im Einzelabschluss aktiviert und ist daher als Konsolidierungskreiszugang ausgewiesen.

Im Cashflow aus der Finanzierungstätigkeit (-32,8 m€; Vorjahr: 251,5 m€) zeigten sich zwei maßgebliche Faktoren: Zum einen ist darin die Dividendenausschüttung der BÖHLER UDDEHOLM AG für das Geschäftsjahr 2005 in Höhe von 95,6 m€ enthalten, zum anderen stieg die Kreditverschuldung um 60,9 m€ an.

INVESTITIONEN

BÖHLER-UDDEHOLM hat sein Investitionsprogramm seit dem Geschäftsjahr 2005 deutlich forciert, um Kapazitätsengpässe in der Produktion zu beseitigen und um Anlagen in den neu erworbenen Gesellschaften zu modernisieren. Zusätzlich wird die Vertriebsorganisation stetig ausgebaut und die Wärmebehandlungskapazität erweitert. Derzeit läuft das größte Investitionsprogramm in der Konzerngeschichte und im Berichtsjahr konnten die Ausbaumaßnahmen zügig vorangetrieben werden. Ziel ist es, die meisten dieser Investitionsprojekte im Geschäftsjahr 2007 abzuschließen. Dadurch erhöht der Konzern schrittweise seine Gesamtkapazität von 750.000 auf etwa 860.000 t Rohstahl pro Jahr. Nachdem BÖHLER-UDDEHOLM bereits im Geschäftsjahr 2005 das Investitionsvolumen verdoppelte, stiegen die Aufwendungen im Berichtsjahr von 160,8 m€ um 39 % auf 223,5 m€.

Das größte Einzelprojekt bei den Investitionen ist die Errichtung eines neuen Walzwerkes am brasilianischen Standort Sumaré bei Villares Metals S.A. in der Division High Performance Metals. Das Investitionsvolumen wird rund 50 m€ betragen, die Inbetriebnahme ist im 1. Quartal 2007 geplant. Im Vollbetrieb wird das neue Walzwerk eine Kapazität von knapp 50.000 t pro Jahr aufweisen, was gegenüber der alten Anlage einer Steigerung von rund 50 % entspricht. Am Standort Sumaré ist mittelfristig auch die Anschaffung einer neuen Hydraulikpresse geplant, um die Schmiedekapazität zu erhöhen.

Darüber hinaus wurden in der Division High Performance Metals am Standort Kapfenberg zwei zusätzliche Anlagen zum Vakuum-Umschmelzen (VAR) in Betrieb genommen, im Frühjahr 2007 wird eine weitere Elektro-Schlacke-Umschmelzanlage (ESU) installiert. Diese Investitionen in Höhe von rund 28 m€ ermöglichen der Division eine Kapazitätsausweitung bei der Herstellung von Spezialwerkstoffen. Diese Spitzenqualitäten werden insbesondere von Flugzeugherstellern und von der Energiewirtschaft nachgefragt. Auch am deutschen Standort der Division werden Investitionen in Höhe von etwa 12 m€ getätigt, um die Schmiedekapazitäten im Geschäftsjahr 2007 zu erweitern.

Die Division Welding Consumables errichtet eine Produktionsanlage in China und wird diese im 2. Quartal 2007 eröffnen. Mit dieser Investition in Höhe von etwa 13 m€ startet BÖHLER-UDDEHOLM seine erste Produktion in China. Der Betrieb wird bei einer Kapazität von rund 7.000 t pro Jahr Schweißmaterialien herstellen (Fülldrähte, Massivdrähte und Stabelektroden), die besonders in dieser Region einen wachsenden Absatz finden und zudem kostengünstiger als in Europa gefertigt werden können.

In der Division Precision Strip fokussierten sich die Investitionen primär auf die Warmbandfertigung am Standort Wetzlar. Dieser Bereich ist von besonderer strategischer Bedeutung, da das Warmband als Ausgangsmaterial für alle Produkte dieser Division dient. Insgesamt wurden rund 14 m€ für die Kapazitätserweiterung und Modernisierung der Anlagen aufgewendet.

In der Division Special Forgings wird am Standort Kapfenberg eine zweite Spindelpresse errichtet, das Investitionsvolumen beträgt rund 27 m€. Die neue Schmiedepresse wird über eine Prellschlagkraft von 35.500 t verfügen und im zweiten Quartal 2007 in Betrieb genommen. Mit dieser weltweit größten Spindelpresse kann die Division das Produktionsvolumen von Schmiedeteilen für die Flugzeugindustrie steigern und die Produktpalette wesentlich erweitern.

RISIKO- UND CHANCENMANAGEMENT

BÖHLER-UDDEHOLM ist im Rahmen seiner Geschäftstätigkeit mit Risiken konfrontiert, die ein systematisches und kontinuierliches Risikomanagement im gesamten Konzern erforderlich machen. Bereits 2005 wurde daher MORE@BU© (Management of Opportunities and Risks Enterprise-wide), ein spezifisches Risiko- und Chancenmanagement für BÖHLER-UDDEHOLM, eingeführt und im Berichtsjahr noch breiter im Konzern verankert. Dabei gelten mehrere Zielsetzungen:

- Mit dem systematischen Managen von Risiken und Chancen will der Konzern für seine Stakeholder einen Beitrag zum nachhaltigen Unternehmenserfolg leisten.
- MORE@BU beschränkt sich nicht nur auf finanzielle oder versicherbare Risiken, sondern schließt alle mit der Geschäftstätigkeit verbundenen Chancen und Risiken ganzheitlich ein.
- BÖHLER-UDDEHOLM fördert gezielt die offene Kommunikation über bestehende Chancen und Risiken.
- Der Konzern versucht nicht, alle Risiken zu vermeiden, sondern schafft Handlungsspielräume, die ein bewusstes und dokumentiertes Umgehen mit Risiken ermöglichen.
- Durch diesen kontrollierten Umgang mit Chancen und Risiken erwartet sich BÖHLER-UDDEHOLM Wettbewerbsvorteile.

© MORE@BU ist eine geschützte Marke der BÖHLER UDDEHOLM AG.

MORE@BU folgt einem klar definierten Prozess, der in allen wesentlichen Punkten dem COSO ERM entspricht. Dieses Enterprise Risk Management wurde in den USA und in Kanada von Experten in Zusammenarbeit mit Unternehmen über mehrere Jahre zu einem internationalen Standard entwickelt. Entsprechend diesem holistischen Ansatz werden die Unternehmensprozesse im MORE@BU- Ereigniskatalog in interne (A – C) sowie externe (D) chancen- und risikorelevante Ereignisgruppen eingeteilt:

A) Führungsprozesse (z. B. Strategie, Organisation)
B) Kernprozesse (z. B. Innovation, Produktion, Vertrieb)
C) Unterstützende Prozesse (z. B. HR, IT, Rechnungswesen)
D) Externe Einflüsse (z. B. Naturgewalten, ökonomisches Umfeld)

Im Rahmen des MORE@BU wurden 153 Ereigniskategorien beschrieben, die von leitenden Managern der operativen Gesellschaften in Bezug auf ihre Ergebnisrelevanz bewertet werden. In einem EDV-unterstützten Prozess werden die wesentlichsten Risiken und Chancen von den Managern der Konzerngesellschaften identifiziert, quantitativ und qualitativ bewertet und anschließend nach Priorität gereiht. Zu den Ereignissen mit den höchsten Risiken und Chancen werden konkrete Maßnahmenpläne erarbeitet. Die Bewertungsergebnisse und die beschlossenen Maßnahmen werden für jede Konzerngesellschaft in einem Bericht zusammengefasst und dem für die jeweilige Division zuständigen Vorstand zur Kenntnis gebracht. Darüber hinaus werden die konsolidierten Divisions- und Konzernergebnisse dem gesamten Vorstand und dem Aufsichtsrat der BÖHLER-UDDEHOLM AG berichtet.

MORE@BU Ergebnisse 2006
Im Berichtsjahr wurde das Risiko- und Chancenmanagement MORE@BU bereits in 52 Konzerngesellschaften durchgeführt. Diese Unternehmen erwirtschaften rund 85 % des Konzernumsatzes und etwa 90 % des Konzern-EBIT. Insgesamt waren 276 Führungskräfte der operativen Gesellschaften in den Prozess eingebunden. Ziel ist es, MORE@BU innerhalb der nächsten Jahre in allen Konzerngesellschaften mit einem Umsatz von über 10 m€ zu etablieren. In diesem Zusammenhang wurden im Berichtsjahr zusätzlich 16 lokale Risikomanager mit der Methodik des MORE@BU vertraut gemacht. Gemäß diesem „Train-the-Trainer"-Prinzip können die Chancen- und Risikoermittlungen zunehmend von lokalen Moderatoren durchgeführt werden.

MORE@BU Implementierung nach Divisionen
(Basis: 52 Konzerngesellschaften)

High Performance Metals	65%
Welding Consumables	19%
Precision Strip	8%
Special Forgings	4%
Sonstige	4%

GESCHÄFTSRISIKEN

Im Geschäftsjahr 2006 war BÖHLER-UDDEHOLM mit den folgenden wesentlichen internen und externen Einzelrisiken konfrontiert:

Interne Risiken / Führungsprozesse

Expansionsstrategie und Akquisitionen

Die Expansion durch organisches Wachstum ist bei BÖHLER-UDDEHOLM mit zahlreichen Investitionen in das Kerngeschäft der Divisionen verbunden. Neben der generellen Fokussierung auf den Ausbau der kundennahen Dienstleistungen (vor allem Wärmebehandlung und Anarbeitung) werden derzeit auch große Investitionsvorhaben sowohl an den europäischen Konzernstandorten als auch in China und in Brasilien getätigt. Die damit verbundenen Risiken sind der Konzernleitung bewusst, weshalb besonders darauf geachtet wird, dass vor Ort erfahrene Manager die Investitionsmaßnahmen begleiten. Zusätzlich kann durch regelmäßige Berichterstattung rasch auf ungeplante Entwicklungen reagiert werden.

Darüber hinaus verfolgt BÖHLER-UDDEHOLM eine Wachstumsstrategie, die auch in Zukunft Akquisitionen wahrscheinlich macht. Da die Anzahl der potenziellen Übernahmeziele begrenzt ist, könnten darunter auch Unternehmen sein, die aufgrund ihrer Größe oder Struktur einen wesentlich höheren Integrationsaufwand erfordern, als dies bei bisherigen Zukäufen gegeben war. Im Falle einer Kreditfinanzierung würde sich das Gearing der BÖHLER-UDDEHOLM Gruppe verschlechtern.

Aufgrund der Erfahrungen, die schon in der Vergangenheit mit dem Erwerb und der Integration von Unternehmen gemacht wurden, ist sich der Vorstand bewusst, dass der Erfolg von Akquisitionen vom Einsatz ausreichender Managementkapazitäten ebenso abhängt wie von der Verfügbarkeit der notwendigen finanziellen Ressourcen. Nach Ansicht der Unternehmensführung sollte die Nettokreditverschuldung jedoch auch bei Firmenübernahmen nicht die Eigenmittelsumme überschreiten (Gearing ≤ 100 %). Diese Maßgabe wurde bisher eingehalten.

Strategieumsetzung und Strategieanpassung

Die Umsetzung der von den einzelnen Divisionen verfolgten Strategien verlief im Berichtsjahr planmäßig. Dennoch ist sich der Vorstand bewusst, dass jederzeit Umstände eintreten könnten, die Änderungen in der strategischen Ausrichtung erforderlich machen. Obwohl derzeit nicht absehbar, ist darauf hinzuweisen, dass grundlegende Strategieanpassungen vorübergehend negative Auswirkungen auf die Ergebnisentwicklung hätten.

Altlasten

Wie bei allen Stahlherstellern, mit deren Produktion in der Vergangenheit möglicherweise umweltrelevante Auswirkungen verbunden waren, kann es auch auf den Betriebsgeländen des BÖHLER-UDDEHOLM Konzerns Altlasten geben. Deshalb unterliegen die Betriebsstätten an den Standorten Kapfenberg (Österreich), Meerbusch (Deutschland), Wetzlar (Deutschland) und Sumaré (Brasilien) einer laufenden eigenen sowie behördlichen Beobachtung und Kontrolle.

Interne Risiken / Kernprozesse

Innovative Produkt-, Leistungs- und Prozessentwicklungsprojekte

Der Konzern steht im externen Wettbewerb mit Unternehmen, die zum Teil größer sind und möglicherweise auch über mehr finanzielle Ressourcen als BÖHLER-UDDEHOLM verfügen. Durch die stetige innovative Verbesserung von Produkten, Produktionsprozessen und Dienstleistungen und durch die kontinuierlich enge Zusammenarbeit mit den Kunden behauptet sich BÖHLER-UDDEHOLM erfolgreich gegenüber den Mitbewerbern.

Verfügbarkeit und Funktionstüchtigkeit von Produktionsanlagen

Die weiterhin starke Nachfrage nach Produkten des BÖHLER-UDDEHOLM Konzerns hatte im Berichtsjahr eine außerordentlich hohe Auslastung der Produktionsanlagen zur Folge. Damit steigt naturgemäß auch das Ausfallsrisiko. Gezielte Investitionen wie etwa die Errichtung einer zweiten Spindelpresse am Standort Kapfenberg, der Bau eines neuen Walzwerks bei Villares Metals S.A. und der Umstand, dass nach den Akquisitionen der vergangenen Jahre verschiedene Produkte gleichzeitig an mehreren Standorten gefertigt werden können, mindern jedoch dieses Risiko. Das Management ist deshalb überzeugt, dass auch ein längerfristiger Ausfall von einzelnen Aggregaten das Konzernergebnis nicht erheblich beeinträchtigen würde.

Kundenstruktur

Die Unternehmen der BÖHLER-UDDEHOLM Gruppe beliefern mehr als 100.000 Kunden weltweit. Kein Abnehmer hat mehr als zwei Prozent Anteil am Konzernumsatz. Der Ausfall eines einzelnen Kunden beeinflusst daher die Umsatz- und Ergebnisentwicklung der gesamten Gruppe nicht wesentlich. Allerdings sind die Divisionen Precision Strip und Special Forgings, die zusammen 17,4 % des Konzernumsatzes generieren, mit einem Teil ihres Produktionsprogramms auf einzelne Großkunden fokussiert. Da der Verlust wichtiger Kunden die Umsatz- und Ergebnissituation dieser Divisionen spürbar beeinträchtigen könnte, ist das Management besonders bemüht, die betreffenden Kundenbeziehungen zu festigen und auch weiterhin langfristig abzusichern.

Externe Risiken

Marktveränderung

BÖHLER-UDDEHOLM ist vorwiegend in hochspezifischen Produktsegmenten der Edelstahlbranche tätig und daher nicht im gleichen Umfang wie andere Stahlerzeuger zyklischen Absatz- und Preisschwankungen ausgesetzt. Dennoch wird ein beträchtlicher Teil des Umsatzes mit Kunden erwirtschaftet, deren Geschäftsentwicklung aufgrund der Konjunktur eher volatil ist. Darunter fallen beispielsweise die Automobilproduzenten, die Maschinenbauindustrie, die Flugzeughersteller, die Erzeuger von Konsumartikeln und der Anlagenbau für die Energieerzeugung. Derzeit ist die Nachfrage nach Produkten der BÖHLER-UDDEHOLM Gruppe außerordentlich hoch. Nach Expertenmeinungen ist auch in nächster Zukunft mit einer guten Konjunktur und weitgehend günstigen ökonomischen Rahmenbedingungen zu rechnen. Dennoch könnten rückläufige Umsätze in diesen Abnehmerbranchen negative Auswirkungen auf die Absatzmöglichkeiten von Produkten des BÖHLER-UDDEHOLM Konzerns haben.

Preis- und Margenveränderungen

Zur Erzeugung von Edelstählen wird neben Schrott eine Reihe von Legierungsmetallen eingesetzt, wie etwa Chrom, Nickel, Vanadium, Molybdän oder Wolfram. Diese Rohstoffe unterliegen starken Preisschwankungen. Im Berichtsjahr lagen die Preise für diese Materialien durchschnittlich auf hohem Niveau. Preisschwankungen bei Legierungsmetallen können zu einem erheblichen Teil über so genannte Legierungspreisanhänger an die Kunden weitergegeben werden. Außerdem ist der Preis für Nickel, der an der Londoner Metallbörse (LME) gehandelt wird, bei BÖHLER-UDDEHOLM zum größten Teil über Termin- und Optionsgeschäfte gesichert. Dennoch können starke Preisausschläge bei Legierungselementen Einfluss auf die Ergebnissituation der Unternehmensgruppe haben. Das Management erwartet mittelfristig ein Absinken des Preisniveaus bei Legierungsmetallen, sodass Maßnahmen zur Reduktion von hohen Lagerbeständen veranlasst wurden.

Politische Umwälzungen

Mit der Akquisition von Villares Metals S.A. in Sumaré (nahe Sao Paulo) im Geschäftsjahr 2004 ist das Investment des Konzerns in Brasilien stark gestiegen. Ungeachtet der gegenwärtig positiven wirtschaftlichen Situation muss angesichts der in der Vergangenheit aufgetretenen wechselnden wirtschaftlichen und politischen Rahmenbedingungen in diesem Land auch künftig mit risikobehafteten Entwicklungen gerechnet werden.

Währungsschwankungen

Die Fremdwährungsrisiken, die sich aus der weltweiten Ein- und Verkaufstätigkeit ergeben, werden systematisch erfasst und unter Einsatz geeigneter Sicherungsinstrumente eliminiert oder begrenzt. Neben den Kursrisiken, die sich aus Forderungen und Verbindlichkeiten im Zusammenhang mit Lieferungen und Leistungen ergeben, unterliegen auch Währungsrisiken aus anderen Bilanzpositionen (wie etwa Fremdwährungskredite) einer laufenden Kontrolle und werden bei Bedarf abgesichert. In vergleichbarer Weise wird auch mit Zinssatzänderungs- und in geringerem Umfang mit Rohstoffpreis- sowie Energiepreisrisiken verfahren.

Die kurzfristigen Wechselkursschwankungen können im Rahmen des Fremdwährungsmanagements im Konzern abgesichert werden. Eine anhaltende Abwertung des US-Dollars, verbunden mit einem Anstieg des Außenwertes des Euro, würde jedoch sukzessive zu einer Verschlechterung der Wettbewerbssituation gegenüber Konkurrenten mit Produktionen in den USA oder in anderen vom US-Dollar dominierten Volkswirtschaften führen. Um dieser Entwicklung entgegenzutreten, werden seitens des Managements routinemäßig Kurssicherungsinstrumente eingesetzt. Da fast alle benötigten Legierungen in US-Dollar denominiert sind, kann das US-Dollar-Exposure durch Netting erheblich reduziert werden. Finanzielle Risiken werden im Konzernanhang auf Seite 26ff im Detail behandelt.

Die Kursentwicklung des Brasilianischen Real zum Euro und zum US-Dollar beeinflusste im Berichtsjahr das Ergebnis von Villares Metals S.A. erheblich. Um die Handlungsfähigkeit dieser Gesellschaft sowie anderer Konzerngesellschaften in potenziell instabilen Volkswirtschaften auch in Krisensituationen sicherzustellen, wird insbesondere auf eine ausreichend hohe Eigenkapitalausstattung dieser Unternehmen geachtet.

Elementarereignisse, Haftpflicht und Betriebsunterbrechung

Die Vermögenswerte der einzelnen Unternehmen sind entweder lokal oder im Rahmen einer Konzern-Polizze versichert. Abgedeckt sind auch Schadensfälle, die in Folge von Betriebsunterbrechungen nach Elementarschäden auftreten könnten. Im Rahmen der Haftpflichtversicherung sind neben der Unternehmenshaftpflicht auch die Produkthaftpflicht sowie Umweltrisiken versichert. Zusätzlich deckt eine konzernweite Marine- und Cargoversicherung die Transportrisiken ab.

FORSCHUNG UND ENTWICKLUNG

Der Aufwand für Forschung und Entwicklung (F & E) in der BÖHLER-UDDEHOLM Gruppe erhöhte sich im Berichtsjahr von 19,0 m€ um 8,4 % auf 20,6 m€. Dieser Betrag teilt sich wie folgt auf die vier Konzerndivisionen auf: High Performance Metals 13,0 m€, Welding Consumables 4,8 m€, Precision Strip 1,1 m€ und Special Forgings 1,7 m€. Zum Jahresende 2006 verfügten die Unternehmen des Konzerns über insgesamt 861 Patente und Patentanmeldungen; dies ist um 10 % mehr als im Vergleichsjahr. BÖHLER-UDDEHOLM investiert rund 10 % der gesamten F & E Aufwendungen in langfristig orientierte strategische Forschungsprojekte und etwa 90 % in kurz- und mittelfristige Projekte zur Verbesserung von Produkten und Produktionsprozessen. Mehr als 160 Forscher sind in den Produktionsgesellschaften des Konzerns tätig.

Im Geschäftsjahr 2006 waren die F & E-Aktivitäten auf Produktentwicklungen vor allem für die Flugzeugindustrie und Energietechnik fokussiert. Diese beiden Abnehmerbranchen sind für den BÖHLER-UDDEHOLM Konzern insgesamt von großer Bedeutung und betreffen die drei Divisionen High Performance Metals, Welding Consumables und Special Forgings.

BÖHLER-UDDEHOLM forscht im Bereich der Flugzeugindustrie gemeinsam mit Flugzeug- und Triebwerksherstellern sowie universitären Einrichtungen an der Entwicklung von Schmiedeteilen aus intermetallischen Legierungen. Diese Legierungen – wie etwa Titanaluminid – zeichnen sich durch geringes Gewicht und hohe Temperaturbeständigkeit aus. Ziel der Entwicklungsarbeit ist es, die Zähigkeit dieser Werkstoffe auf ein Niveau anzuheben, das sie für Flugzeugturbinen einsetzbar macht. Darüber hinaus konzentriert sich die Forschungsarbeit auf Titan-Matrix-Verbundwerkstoffe für den Einsatz im Flugzeugbau.

Im Turbinenbau für die Energieerzeugung (Kraftwerke) ermöglichen sehr hitzebeständige Materialien eine Steigerung des Wirkungsgrades und somit auch eine bessere Nutzung der eingesetzten Brennstoffe. Allerdings ist das Potenzial bei Wärme- und Dauerfestigkeit von herkömmlichen Stählen und Nickelbasislegierungen bereits ausgeschöpft. Daher müssen neue Legierungen entwickelt und erprobt werden. Damit BÖHLER-UDDEHOLM Kraftwerkskomponenten aus diesen neuen Legierungen herstellen kann, werden entsprechende Fertigungstechnologien für Langprodukte, Freiformschmiedestücke, Gesenkschmiedestücke sowie entsprechende Schweißzusatzwerkstoffe entwickelt.

Am Standort Wetzlar wurden bereits gute Fortschritte bei der Herstellung besonders großer Freiformschmiedestücke für die Energieerzeuger erreicht. Dabei ist es gelungen, die Reinheit der Edelstähle zu verbessern, die Mikrostruktur zu verfeinern und die Form der Schmiedestücke in noch engeren Toleranzen zu halten.

Einen weiteren Schwerpunkt im Konzern bildet die Entwicklung neuer Steuerungsmodelle für Umschmelzprozesse. Diese ermöglichen eine Verkürzung der Prozesszeiten und optimieren die chemischen, physikalischen und mechanischen Eigenschaften von Edelstählen und Nickelbasislegierungen. Die neuen Erkenntnisse werden in die Herstellungstechnologien bei bestehenden und neuen Anlagen an den Produktionsstandorten in Kapfenberg, Hagfors und Sumaré einfließen.

PERSONAL

Im Geschäftsjahr 2006 erhöhte sich die Anzahl der MitarbeiterInnen im BÖHLER-UDDEHOLM Konzern von 13.835 um 4 % auf 14.324 Beschäftigte weltweit. Dieser Zuwachs resultierte im Wesentlichen aus verstärkten Vertriebsaktivitäten in mehreren Wachstumsmärkten. Zusätzlich waren in der Berichtsperiode insgesamt 413 Lehrlinge in Ausbildung im Vergleich zu 389 Lehrlingen im Geschäftsjahr 2005.

Mitarbeiterstand nach Region	2006	2005
Österreich	4.094	3.964
Deutschland	2.860	2.817
Schweden	1.379	1.427
Übriges Europa	1.687	1.624
Nordamerika	598	568
Brasilien	1.774	1.699
Übriges Südamerika	298	284
China	541	429
Übriges Asien	723	670
Australien, Afrika	370	353
Gesamt	**14.324**	**13.835**

Im Berichtsjahr trafen mehr als 200 Führungskräfte der BÖHLER-UDDEHOLM Gruppe zum so genannten Konzerntag in Wien zusammen. Im Mittelpunkt dieser Zusammenkunft standen die Werte des Unternehmens sowie der bereits vor sechs Jahren formulierte BÖHLER-UDDEHOLM Wertekatalog. BÖHLER-UDDEHOLM hat sich in den vergangenen Jahren jedoch weiterentwickelt, ist signifikant gewachsen, wesentlich internationaler geworden und seit 2003 ein voll privatisiertes Unternehmen. Daher war es an der Zeit, eine Zwischenbilanz über die Werte, deren Umsetzung und Gültigkeit zu ziehen und mögliche Adaptierungen und Ergänzungen zu diskutieren.

In einer dezentralen Organisation wie dem BÖHLER-UDDEHOLM Konzern kann die Führungsphilosophie nicht auf „Command and Control" reduziert werden, sondern muss sich an gemeinsamen Wertehaltungen orientieren. Die Teilnehmer am Konzerntag haben daher in mehreren Gruppen verschiedene Aspekte und deren Auswirkung auf die gemeinsamen Werte hinterfragt. Diese waren „Group Focus",

„Growth and Speed", „Strictness, Commitment and Sustainability", "Competitive Advantage" sowie „Corporate Social Responsibility".

Erwähnenswert ist weiters die Gründung der „BÖHLER-UDDEHOLM Solidaritätsfonds Privatstiftung" im Berichtsjahr. Zweck dieser Stiftung ist die Versorgung von bei Arbeitsunfällen in Mitleidenschaft geratenen MitarbeiterInnen des Konzerns sowie deren Angehörigen. Anlass zur Schaffung dieser Einrichtung war der tragische Unfall im Stahlwerk Kapfenberg im Frühjahr 2005, bei dem fünf Mitarbeiter tödlich verunglückten. Laut den Statuten der Stiftung entscheiden Belegschafts- und Unternehmensvertreter über die Höhe der Zuwendung an die Begünstigten der Stiftung. Dies sind MitarbeiterInnen des Konzerns oder deren Angehörige, die von Unglücks- oder Härtefällen – insbesondere von Betriebsunfällen – betroffen sind.

Im Geschäftsjahr 2006 trat auch ein neu verhandeltes Prämienmodell für die Belegschaft der meisten europäischen Produktions- sowie einiger Vertriebsgesellschaften in Kraft. Dieses Modell gilt für jene MitarbeiterInnen, die keine individuelle variable Vergütungskomponente in ihrem Gehalt haben. Die Prämien orientieren sich an der Erreichung eines bestimmten (um Sondereffekte bereinigten) Ergebnisses der gewöhnlichen Geschäftstätigkeit (EGT). Die höchste Prämienstufe beträgt dabei 1.400 € pro Jahr, aufgrund des Ergebnisrekords in 2006 maximal 1.700 € pro Jahr. In den übrigen Konzernunternehmen sind andere Prämienregelungen implementiert, die im Wesentlichen aber allesamt ergebnisorientiert gestaltet sind.

UMWELTSCHUTZ UND NACHHALTIGKEIT

Im BÖHLER-UDDEHOLM Konzern wurden bislang Umwelt-, Qualitäts- sowie Arbeitsschutz- und Sicherheitsmanagementsysteme getrennt implementiert. Um jedoch eine bessere Nachhaltigkeit dieser Systeme zu gewährleisten, geht der Konzern schrittweise dazu über, diese in ein gemeinsames Managementsystem zu integrieren. Im Berichtsjahr konnte diese Zusammenführung am deutschen Standort Hamm (Division Welding Consumables) bereits erfolgreich abgeschlossen werden. Am österreichischen Standort Ybbstal (Division Precision Strip) wurde im Geschäftsjahr 2006 das Zusammenführen von Qualitäts- und Umweltmanagementsystemen eingeleitet. Die Vorteile dieses integrierten Managementsystems liegen vor allem in einer fokussierten Prozessorientierung sowie in einer einfachen und benutzerfreundlichen Dokumentation.

Beim betrieblichen Umweltmanagement im BÖHLER-UDDEHOLM Konzern stehen im Wesentlichen fünf Aspekte im Vordergrund: Luftreinhaltung, Gewässerschutz, Abfallentsorgung, Energieeinsparung und Lärmbekämpfung. Die hohen europäischen Standards in diesen Bereichen haben auch an Konzernstandorten in den aufstrebenden Märkten Gültigkeit. So stehen beispielsweise die von brasilianischen Industrieunternehmen geforderten Standards der in Europa gebräuchlichen Norm keineswegs nach. Die Einhaltung von Umweltschutzmaßnahmen wird von den Behörden streng geprüft und Verstöße werden mit empfindlichen Strafen belegt. In der brasilianischen Tochtergesellschaft Villares Metals S.A. in Sumaré wurde daher ein Umweltmanagementsystem gemäß ISO 14001 eingeführt, das derzeit zertifiziert wird. Die Zertifizierung erfolgt gemeinsam mit dem europäischen Büro Veritas und soll im März 2007 abgeschlossen sein.

Ähnlich wie in Brasilien ist die Situation auch in China, wo der BÖHLER-UDDEHOLM Konzern eine Produktionsanlage zur Herstellung von Schweißmaterialien im Singapore Suzhou Industrial Park bei Suzhou errichtet. Die Fabrik, die im 2. Quartal 2007 in Betrieb genommen wird, ist als „Zero-Emission"-Fertigung konzipiert. Die Fertigungslinien, Fertigungsprozesse und die verwendeten Roh- und Betriebsstoffe wurden bereits in der Vorbereitungsphase auf potenzielle Gefährdungen für Mensch und Umwelt untersucht. Alle Anlagen sind neu und mit europäischen Sicherheitseinrichtungen ausgestattet. Eine ausreichend dimensionierte Abwasser-Neutralisationsanlage erlaubt eine Wiedergewinnung des verwendeten Wassers bis zu 90 %. Das restliche Abwasser hat eine Qualität, die weit über den Anforderungen in China liegt. Um die Luftqualität in den Fertigungshallen hoch zu halten, wurden die einzelnen Produktionseinheiten mit direkt integrierten Staubabsaugungen ausgestattet. Auch im Sozial- und Sanitärbereich wurden europäische Standards angewandt.

An den europäischen Standorten Kapfenberg (Österreich), Hagfors (Schweden) und Wetzlar (Deutschland) gilt für die Schmelzanlagen die Emissionshandels-Richtlinie der EU. Dabei wurden den Konzerngesellschaften Böhler Edelstahl GmbH, Uddeholm Tooling AB und Buderus Edelstahl GmbH insgesamt rund 100.600 t CO2- Emissions-Zertifikate pro Jahr zugeteilt. Allerdings wurde die Menge der insgesamt benötigten Zertifikate von der österreichischen und der deutschen Regierung falsch eingeschätzt. Die spezifischen Anforderungen der Edelstahlindustrie (im Gegensatz zur „klassischen" Stahlindustrie) und das starke Wachstum dieses Sektors wurden unzureichend kalkuliert, sodass sowohl Böhler als auch Buderus im Berichtsjahr Emissions-Zertifikate in geringem Umfang zukaufen mussten. Die schwedische Regierung hat der Stahlindustrie hingegen ausreichend Zertifikate zugeteilt. Im Geschäftsjahr 2006 wurden daher Vorschläge eingebracht, die in der zweiten Handelsperiode (2008 – 2012) eine weitgehend ausreichende Zuteilung für den BÖHLER-UDDEHOLM Konzern erwarten lässt.

AUSBLICK 2007

Wirtschaftsforscher gehen davon aus, dass sich das Wachstum der Weltwirtschaft im Jahr 2007 verlangsamen wird. Vor allem für die USA wird eine Abkühlung der Konjunktur prognostiziert. Auch für Europa und Japan sagen die Forscher eine geringere Dynamik voraus. Für China sowie andere asiatische Länder, aber auch für die Volkswirtschaften in Lateinamerika werden hingegen steigende Wachstumsraten erwartet.

Der BÖHLER-UDDEHOLM Konzern rechnet daher aus heutiger Sicht mit folgenden Entwicklungen in seinen vier Divisionen:

- Bei High Performance Metals – der größten Division in der Gruppe – ist im Geschäftsjahr 2007 von einem unverändert hohen Absatz bei Spezialstählen, Ventilstählen und Edelbaustählen auszugehen. Die Standardqualitäten bei Werkzeugstahl und Schnellarbeitsstahl werden jedoch eher von einer stagnierenden oder rückläufigen Nachfrage gekennzeichnet sein.

- Die Division Welding Consumables sollte aufgrund der robusten Nachfrage das Rekordniveau von 2006 auch im Geschäftsjahr 2007 halten können. Verstärkte Vertriebsaktivitäten, der neue Produktionsstandort in China und die strikte Fokussierung auf profitable Abnehmerindustrien werden diese Entwicklung unterstützen.

- In der Division Precision Strip wird durch eine weitere Verbesserung der Produktivität und die Konzentration auf sehr hoch spezialisierte Nischenmärkte auch im Geschäftsjahr 2007 ein ansprechendes Niveau in der Profitabilität erwartet. Der Bedarf bei den Abnehmern sollte ähnlich zufrieden stellend wie im Geschäftsjahr 2006 bleiben.

- Die Division Special Forgings rechnet mit einer positiven Entwicklung in ihren Kernmärkten. Bereits im Berichtsjahr wurde eine Reihe von Maßnahmen eingeleitet, die im Geschäftsjahr 2007 in Verbindung mit der guten Nachfrage eine leichte Verbesserung bei Umsatz und Ergebnis ermöglichen sollten.

Insgesamt erwartet der BÖHLER-UDDEHOLM Konzern im Geschäftsjahr 2007 eine weiterhin solide Nachfrage in den wichtigen Märkten mit Ausnahme von Nordamerika und hier vor allem in der Automobilindustrie. Die treibenden Kräfte in der Nachfrage werden voraussichtlich die Sektoren Flugzeugbau, Maschinenbau, Energietechnik, Ölfeldausrüstung, Chemie und Petrochemie bleiben.

Als einen wesentlichen Risikofaktor für das Geschäftsjahr 2007 sieht das Management vor allem die Währungsparitäten. Das niedrige Niveau des US-Dollars gegenüber Euro, Schwedischer Krone und Brasilianischem Real ist für den Konzern nachteilig, wenngleich mit keiner weiteren starken Abwertung des US-Dollars gerechnet wird. Insgesamt erwartet BÖHLER-UDDEHOLM im Geschäftsjahr 2007 eine Abschwächung bei den Legierungspreisen und daraus resultierend niedrigere Legierungspreisanhänger (alloy surcharge). Zusätzlich ist von steigenden Kosten für Energie und Personal auszugehen, dem mit einem konzernweiten Programm zur Senkung der Kosten und zur Steigerung der Produktivität begegnet wird.

Die forcierten Investitionen des Konzerns werden sich durch höhere Abschreibungen und Start-up-Kosten bemerkbar machen, da im Geschäftsjahr 2007 mehrere neue Anlagen und Produktionseinheiten in Betrieb genommen werden. Allerdings stehen dem Konzern dadurch künftig mehr Produktionskapazitäten zur Verfügung und bestehende Engpässe in Schlüsselbereichen der Fertigung werden dadurch beseitigt. Das Management der BÖHLER-UDDEHOLM AG erwartet daher für das Geschäftsjahr 2007 den Umsatz und das Ergebnis etwas unter den Werten des Rekordjahres 2006.

Wien, 19. Februar 2007

Der Vorstand:

Claus J Raidl e.h. Horst Königslehner e.h.

Knut Consemüller e.h. Franz Rotter e.h. Heimo Stix e.h.

BILANZ ZUM 31. DEZEMBER 2006
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

Aktiva:

	Anhang-Nr.	31.12.2006 €	31.12.2005 k€
A. Anlagevermögen:			
I. Immaterielle Vermögensgegenstände	(1)	1.141.901,23	372,9
II. Sachanlagen	(1)	587.602,90	416,3
III. Finanzanlagen	(1)	623.929.061,09	621.695,6
		625.658.565,22	**622.484,8**
B. Umlaufvermögen:			
I. Forderungen und sonstige Vermögensgegenstände	(2)	347.922.359,46	314.044,4
III. Kassenbestand, Guthaben bei Kreditinstituten		7.474.658,89	6.830,0
		355.397.018,35	**320.874,4**
C. Rechnungsabgrenzungsposten	(3)	**1.382.103,52**	**1.577,3**
		982.437.687,09	**944.936,5**

Passiva:

	Anhang-Nr.	31.12.2006 €	31.12.2005 k€
A. Eigenkapital:			
I. Grundkapital	(4)	102.000.000,00	92.692,5
II. Kapitalrücklagen	(5)	293.667.571,41	302.975,1
III. Andere freie Gewinnrücklagen	(6)	128.940.771,21	128.940,8
IV Bilanzgewinn		106.157.652,14	95.876,9
davon Gewinnvortrag		251.907,77	104,0
		630.765.994,76	**620.485,3**
B. Unversteuerte Rücklagen	(7)	**255.357,80**	**255,4**
C. Rückstellungen:	(8)		
1. Rückstellungen für Abfertigungen		3.850.515,00	3.782,8
2. Rückstellungen für Pensionen		15.906.876,00	16.054,9
3. Steuerrückstellungen		5.327.964,43	4.021,9
4. Sonstige Rückstellungen		6.544.754,70	6.117,2
		31.630.110,13	**29.976,8**
D. Verbindlichkeiten	(9)	**319.786.224,40**	**294.216,2**
E. Rechnungsabgrenzungsposten		**0,00**	**2,8**
		982.437.687,09	**944.936,5**
Haftungsverhältnisse	(11)	**737.004.190,00**	**570.200,4**

GEWINN- UND VERLUSTRECHNUNG 2006
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	Anhang-Nr.	31.12.2006 €	2005 €
1. Umsatzerlöse	(12)	6.286.211,57	6.151.712,84
2. Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	(13)	-22.700.005,92	-24.577.974,91
3. Bruttoergebnis vom Umsatz		**-16.413.794,35**	**-18.426.262,07**
4. Sonstige betriebliche Erträge	(14)	995.128,33	425.998,77
5. Vertriebskosten	(15)	-1.166.115,49	-2.034.237,52
6. Verwaltungskosten	(16)	-4.344.287,37	-4.965.699,32
7. Sonstige betriebliche Aufwendungen	(17)	-796.071,25	-7.794.348,32
8. Zwischensumme aus Z 1 bis 7 (Betriebserfolg)		**-21.725.140,13**	**-32.794.548,46**
9. Erträge aus Beteiligungen,	(18)	142.767.717,53	120.562.099,61
davon aus verbundenen Unternehmen		*142.583.444,84*	*120.463.820,84*
10. Erträge aus anderen Wertpapieren des Finanzanlagevermögens	(19)	196.140,00	166.125,00
11. Sonstige Zinsen und ähnliche Erträge,	(20)	20.900.662,77	13.568.359,13
davon aus verbundenen Unternehmen		*6.209.287,57*	*4.404.037,77*
12. Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens	(21)	379.129,80	16.938.769,14
davon aus verbundenen Unternehmen		*0,00*	*0,00*
13. Aufwendungen aus Finanzanlagen und Wertpapieren des Umlaufvermögens	(22)	-12.624,06	-95.754,95
davon Abschreibungen		*0,00*	*-83.130,89*
davon aus verbundenen Unternehmen		*0,00*	*0,00*
14. Zinsen und ähnliche Aufwendungen	(20)	-23.886.547,22	-16.526.236,95
davon aus verbundenen Unternehmen		*-6.018.738,89*	*-4.440.760,69*
15. Zwischensumme aus Z 9 bis Z 14 (Finanzerfolg)		**140.344.478,82**	**134.613.360,98**
16. Ergebnis der gewöhnlichen Geschäftstätigkeit		**118.619.338,69**	**101.818.812,52**
17. Steuern vom Einkommen		-12.713.594,32	-5.045.879,09
18. Jahresüberschuss		**105.905.744,37**	**96.772.933,43**
19. Zuweisung zu Gewinnrücklagen		0,00	-1.000.000,00
20. Jahresgewinn		**105.905.744,37**	**95.772.933,43**
21. Gewinnvortrag aus dem Vorjahr		251.907,77	103.974,34
22. Bilanzgewinn		**106.157.652,14**	**95.876.907,77**

ANHANG 2006
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

A. ALLGEMEINE ANGABEN

Der Jahresabschluss der BÖHLER-UDDEHOLM AG für das Geschäftsjahr 2006 ist nach den Vorschriften des österreichischen Handelsgesetzbuches aufgestellt. Die Darstellung der Gewinn- und Verlustrechnung erfolgt nach dem Umsatzkostenverfahren. Im Interesse einer klaren Darstellung wurden in der Bilanz und in der Gewinn- und Verlustrechnung einzelne Posten zusammengefasst. Diese Posten sind in den weiteren Abschnitten des Anhangs gesondert aufgegliedert.

Der von der BÖHLER-UDDEHOLM AG als oberstes Mutterunternehmen verpflichtend aufzustellende Konzernabschluss wird zeitgleich mit dem Jahresabschluss der Gesellschaft veröffentlicht und beim Firmenbuch des Handelsgerichtes Wien hinterlegt.

Die Gesellschaft ist eine große Kapitalgesellschaft im Sinne des § 221 HGB.

B. BILANZIERUNGS- UND BEWERTUNGSGRUNDSÄTZE

ANLAGEVERMÖGEN

Erworbene **immaterielle Vermögensgegenstände** werden zu Anschaffungskosten bewertet und nach der linearen Methode planmäßig abgeschrieben. Die Abschreibungssätze betragen 20,0 % bzw. 25,0 %.

Die Bewertung des **Sachanlagevermögens** erfolgt zu Anschaffungs- oder Herstellungskosten, vermindert um planmäßige Abschreibungen, die grundsätzlich nach der linearen Methode ermittelt werden. Außerplanmäßige Abschreibungen waren nicht erforderlich.

Beim abnutzbaren Sachanlagevermögen kommen bei den planmäßigen Abschreibungen folgende Sätze zur Anwendung:

	in %
EDV-Hardware	25,0
Sonstige Büromaschinen	20,0
PKW	25,0
Büroausstattung	12,5
Geringwertige Vermögensgegenstände	100,0

Die Bilanzierung der **Beteiligungen** erfolgt zu Anschaffungskosten oder zum niedrigeren Teilwert.

Wertpapiere und Wertrechte des Anlagevermögens werden zu Anschaffungskosten oder zum niedrigeren Wert am Abschlussstichtag ausgewiesen.

UMLAUFVERMÖGEN

Die Aktivierung der **Forderungen und sonstigen Vermögensgegenstände** erfolgt zu Anschaffungskosten. Erkennbaren Risken wird durch die Bildung entsprechender Wertberichtigungen Rechnung getragen. Fremdwährungsforderungen werden mit dem Devisenmittelkurs des Bilanzstichtages bewertet. Soweit jedoch geschlossene Devisenpositionen aus deckungsfähigen Aktiv- und Passivposten bestehen, erfolgt eine Anpassung auf den höheren bzw. niedrigeren Sicherungskurs. Diese Bewertungsdifferenzen werden in den sonstigen Verbindlichkeiten bzw. aktiven Rechnungsabgrenzungsposten ausgewiesen.

Vom Wahlrecht gemäß § 198 Abs 10 HGB, einen Abgrenzungsposten auf der Aktivseite der Bilanz in Höhe der voraussichtlichen Steuerentlastung nachfolgender Geschäftsjahre einzustellen, wird kein Gebrauch gemacht. Die aktivierbaren latenten Steuern betragen 1.357.694 € (Vorjahr: 1.360,8 k€).

RÜCKSTELLUNGEN / VERBINDLICHKEITEN

Die **Rückstellungen für Abfertigungen** werden zum Bilanzstichtag mit dem sich nach versicherungsmathematischen Grundsätzen ergebenden Betrag angesetzt. Dabei wird das Anwartschaftsbarwertverfahren (projected-unit-credit-Methode) mit einem Rechnungszinssatz von 5,0 % p.a. (Vorjahr: 5,0 % p.a.) und unter Einbeziehung eines Dynamiksatzes für künftige Bezugserhöhungen von 2,7 % p.a. (Vorjahr: 2,5 % p.a.) angewendet. Als versicherungsmathematische Rechnungsgrundlagen werden die HEUBECK Richttafeln 1998 herangezogen. Das angenommene Pensionsantrittsalter entspricht den im Allgemeinen Pensionsgesetz 2004 festgelegten Werten. Übergangsbestimmungen für ältere DienstnehmerInnen werden berücksichtigt. Die sich aus der Aufzinsung der Abfertigungsverpflichtungen zum letzten Bilanzstichtag bereinigt um unterjährige Veränderungen des Verpflichtungsumfangs ergebenden Zinsen in Höhe von 158.953,00 € (Vorjahr: 162,4 k€) wurden im Finanzergebnis ausgewiesen. Im vorangegangenen Geschäftsjahr wurde von der Korridorregelung gemäß IAS 19.92 abgegangen und die versicherungsmathematischen Ergebnisse aus der Ermittlung der langfristigen Abfertigungsrückstellungen im Jahr ihres Entstehens in vollem Umfang ergebniswirksam erfasst. Der versicherungstechnische Gewinn aus der Abfertigungsrückstellung beträgt 135.649,52 € (Vorjahr: Verlust 443,2 k€) und entspricht der Entwicklung der Defined Benefit Obligation.

Die Höhe der **Rückstellungen für Pensionen** wird ebenfalls nach versicherungsmathematischen Grundsätzen nach der Anwartschaftsbarwertmethode (projected-unit-credit-Methode) mit einem Rechnungszinssatz von 5,0 % p.a. (Vorjahr: 5,0 % p.a.) und unter Berücksichtigung eines Dynamiksatzes für künftige Bezugserhöhungen von 2,7 % p.a. (Vorjahr: 2,5 % p.a.) sowie einer Rentenentwicklung von 1,8 % p.a. (Vorjahr: 1,8 % p.a.) ermittelt. Das angenommene Pensionsantrittsalter entspricht den im Allgemeinen Pensionsgesetz 2004 festgelegten Werten. Übergangsbestimmungen für ältere DienstnehmerInnen werden berücksichtigt. Als versicherungsmathematische Rechnungsgrundlagen werden die HEUBECK Richttafeln 1998 herangezogen. Die sich aus der Aufzinsung der Pensionsverpflichtungen zum letzten Bilanzstichtag bereinigt um unterjährige Veränderungen des Verpflichtungsumfangs ergebenden Zinsen in Höhe von 1.427.108,00 € (Vorjahr: 1.514,1 k€) wurden ebenso wie der Erfolg aus der Veranlagung des Fondsvermögens durch die APK Pensionskasse AG in Höhe von 411.395,00 € (Vorjahr: 218,0 k€) im Finanzergebnis ausgewiesen. Im vorangegangenen Geschäftsjahr wurde von der Korridorregelung gemäß IAS 19.92 abgegangen und die versicherungsmathematischen Ergebnisse aus der Ermittlung der langfristigen Pensionsrückstellungen im Jahr ihres Entstehens in vollem Umfang ergebniswirksam erfasst. Der versicherungstechnische Gewinn aus der Pensionsrückstellung beträgt 618.465,79 € (Vorjahr: Verlust 2.969,8 k€) und entspricht der Entwicklung der Defined Benefit Obligation abzüglich der Entwicklung des vorhandenen Pensionskapitals.

Die **Sonstigen Rückstellungen** beinhalten die bis zur Bilanzaufstellung erkennbaren Risiken und ungewissen Verpflichtungen. Sie sind in der Höhe angesetzt, die nach vernünftiger kaufmännischer Beurteilung notwendig ist. Die unter diesem Posten ausgewiesenen Jubiläumsgeldrückstellungen werden analog zur Abfertigungsrückstellung ebenfalls nach der Anwartschaftsbarwertmethode (projected-unit-credit-Methode) ermittelt. Die im Finanzergebnis ausgewiesenen Zinsen aus der Aufzinsung betragen 9.083,00 € (Vorjahr: 9,2 k€).

Die **Verbindlichkeiten** werden mit ihrem Rückzahlungsbetrag angesetzt. Fremdwährungsverbindlichkeiten werden mit dem Devisenmittelkurs des Bilanzstichtages bewertet. Soweit jedoch geschlossene Devisenpositionen aus deckungsfähigen Aktiv- und Passivposten bestehen, erfolgt eine Anpassung auf den höheren bzw. niedrigeren Sicherungskurs.

C. Erläuterungen zur Bilanz

1. Anlagevermögen

Die **Aufgliederung** der in der Bilanz zusammengefassten Anlagenposten und ihre Entwicklung sind im Anlagenspiegel dargestellt.

Die Verpflichtungen aus der Nutzung von in der Bilanz nicht ausgewiesenen Sachanlagen betragen für das Geschäftsjahr 2007 682.496,00 € sowie für die Geschäftsjahre 2007 bis 2011 3.218.060,00 €.

Beteiligungsgesellschaften der BÖHLER-UDDEHOLM AG (ab 20 %):

	Anteil am Kapital in %	Eigenmittel in m€	Jahresüberschuss/ fehlbetrag [1] in m€
1. Verbundene Unternehmen			
Inland			
BÖHLER Edelstahl GmbH, Kapfenberg	100,000	249,7	54,5
BÖHLER YBBSTALWERKE GmbH, Böhlerwerk	100,000	8,0	1,7
BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG, Böhlerwerk	100,000	131,5	0,0
BÖHLER-UDDEHOLM Precision Strip GmbH, Wien	100,000	0,1	0,0
BÖHLER-YBBSTAL Profil GmbH, Bruckbach	100,000	6,6	1,3
BÖHLER Schmiedetechnik GmbH & Co KG, Kapfenberg	100,000	36,5	0,0
BÖHLER Schmiedetechnik GmbH, Kapfenberg	100,000	0,0	0,0
BÖHLER Bleche GmbH, Mürzzuschlag	100,000	42,8	3,8
BÖHLERSTAHL Vertriebsges.m.b.H., Wien	100,000	1,8	0,2
BÖHLER INTERNATIONAL GmbH, Wien	100,000	4,8	1,7
BÖHLER-UDDEHOLM Immobilien GmbH, Wien [2]	100,000	0,0	0,0
Intesy Business & IT Solutions GmbH, Wien	100,000	5,6	3,3
BÖHLER Wärmebehandlung GmbH, Wien	51,000	0,7	0,2

1) bei Kommanditgesellschaften nach Ergebnisüberrechnungen
2) Eigenmittel und Jahresüberschuss zum 31.12.2004

	Anteil am Kapital in %	Eigenmittel in m€	Jahresüber-schuss/ fehlbetrag in m€
Ausland			
VILLARES Metals S.A., Sao Paulo	100,000	185,5	26,6
Uddeholms Aktiebolag, Hagfors	100,000	65,4	-0,1
Böhler AG, Meerbusch	100,000	60,2	8,1
Buderus Edelstahl GmbH, Wetzlar	100,000	64,1	19,8
Buderus Edelstahl Band GmbH, Wetzlar	100,000	31,8	6,8
Buderus Edelstahl Schmiedetechnik GmbH, Wetzlar	100,000	28,7	3,7
Gebrüder Böhler & Co. AG, Wallisellen	99,833	10,9	1,0
Böhler-Uddeholm Italia S.p.A., Mailand	99,250	30,9	3,2
BOHLER-UDDEHOLM HOLDINGS (UK) LIMITED, Oldbury	100,000	16,3	0,1
Bohler Uddeholm (Australia) Pty. Ltd., Sydney	100,000	25,8	1,0
BOHLER UDDEHOLM AFRICA (PTY) LTD, Sandown	100,000	5,6	0,7
BÖHLER S.A.-N.V., Lokeren (in Liquidation)	100,000	0,0	0,0
BÖHLER Uddeholm B.V., Amsterdam (vormals BÖHLER B.V., Amsterdam)	100,000	6,4	0,8
ACEROS BOEHLER DEL PERU S.A., Lima	95,000	5,0	1,2
ACEROS BOEHLER Uddeholm S.A., Buenos Aires	95,500	6,7	0,5
UDDEHOLM S.A., Buenos Aires (Fusion mit ACEROS BOEHLER Uddeholm S.A., Buenos Aires)	100,000	0,0	0,0
ACOS BOEHLER-UDDEHOLM DO BRASIL LTDA., Sao Bernardo do Campo	100,000	15,2	3,1
ACEROS BOEHLER DE COLOMBIA S.A.,Bogota	90,390	4,5	0,4
ACEROS BOEHLER DEL ECUADOR S.A., Quito	100,000	0,7	0,2
Böhler-Uddeholm Ibérica S.A., Barcelona	100,000	7,9	0,7
BÖHLER-UDDEHOLM France S.A.S., Mitry Mory	100,000	1,4	-0,4
Böhler Kereskedelmi KFT., Dunaharaszti	100,000	5,8	0,2
Böhler Uddeholm CZ s.r.o., Prag	100,000	2,9	0,2
Inter Stal Centrum Spòlka z o o., Warschau	100,000	2,2	0,4
Böhler-Uddeholm SLOVAKIA s.r.o., Martin	100,000	0,8	-0,2
Eschmann Vermögensverwaltung GmbH, Gummersbach	100,000	0,0	0,0
EschmannStahl GmbH & Co.KG, Gummersbach	49,000	47,1	1,2
Böhler Thyssen Schweißtechnik GmbH, Düsseldorf	94,500	54,9	12,2
BÖHLER-UDDEHOLM HÄRTEREITECHNIK GMBH, Meerbusch	100,000	5,8	2,7

	Anteil am Kapital in %	Eigenmittel in m€	Jahresüber-schuss/ fehlbetrag in m€
2. Sonstige Beteiligungen			
IVM Industrieversicherungsmakler GmbH, Linz [3]	33,333	1,1	1,1

3) Eigenmittel und Jahresüberschuss zum 31.12.2005

Im Zuge der Reorganisation der Vertriebsorganisationen in Belgien und den Niederlanden wird die BÖHLER S.A.-N.V., Lokeren, liquidiert. Der Liquidationsgewinn beträgt 284.963,32 €. In den Niederlanden wurde die Uddeholm B.V., Amsterdam, von Uddeholm Tooling AB, Hagfors, im abgelaufenem Jahr erworben und mit BÖHLER B.V., Amsterdam, verschmolzen, die anschließend in BÖHLER Uddeholm B.V. umfirmiert wurde.

2. Forderungen und sonstige Vermögensgegenstände

	31.12.2006 in €	31.12.2006 in €	31.12.2005 in k€	31.12.2005 in k€
Forderungen gegenüber verbundenen Unternehmen		347.271.733,36		312.380,1
davon mit RLZ > 1 Jahr	*32.797.607,16*		*32.797,6*	
davon aus Lieferungen und Leistungen	*97.179,16*		*163,6*	
Sonstige Forderungen und Vermögensgegenstände		650.626,10		1.664.3
davon mit RLZ > 1 Jahr	*177.314,25*		*198,4*	
Gesamt		**347.922.359,46**		**314.044,4**
davon mit RLZ > 1 Jahr	*32.974.921,41*		*32.996,0*	
davon aus Lieferungen und Leistungen	*97.179,16*		*163,6*	

Im Posten Sonstige Forderungen und Vermögensgegenstände sind Erträge in Höhe von 3.142,46 € (Vorjahr: 2,2 k€) enthalten, die erst nach dem Abschlussstichtag zahlungswirksam werden.

3. Aktive Rechnungsabgrenzungsposten

In den aktiven Rechnungsabgrenzungsposten sind überwiegend Optionskosten für Zinssicherungen ausgewiesen.

4. GRUNDKAPITAL

In der Hauptversammlung der BÖHLER-UDDEHOLM AG am 16. Mai 2006 haben die Aktionäre der Gesellschaft eine Kapitalerhöhung aus Gesellschaftsmitteln um 9.307.500 € ohne Ausgabe neuer Aktien durch Umwandlung des entsprechenden Betrages aus der gebundenen Kapitalrücklage sowie eine Aktienteilung (Aktiensplit) im Verhältnis 1 : 4 beschlossen. Nach Durchführung dieser Kapitalerhöhung aus Gesellschaftsmitteln bzw. Wirksamkeit des Aktiensplits (mit Handelsbeginn am 8. Juni 2006) beträgt das Grundkapital der Gesellschaft nunmehr 102.000.000 € und ist in 51.000.000 Stückaktien zerlegt. Auf die einzelne Stückaktie entfällt ein anteiliger Betrag des Grundkapitals von 2 € pro Aktie.

Für weitere Erhöhungen des Grundkapitals der Gesellschaft steht noch ein genehmigtes Kapital von bis zu 5.452.500,00 € durch Ausgabe von bis zu 2.726.250 neuen – auf Inhaber lautende – Stückaktien bis längstens 18. Mai 2010 zur Verfügung.

5. KAPITALRÜCKLAGEN

Die **gebundene Kapitalrücklage** wurde um 9.307.500 € vermindert und beträgt 258.346.615,86 € (Vorjahr: 267.653,1 k€). Die **nicht gebundene Kapitalrücklage** beträgt unverändert 35.321.955,55 € (Vorjahr: 35.322,0 k€).

6. GEWINNRÜCKLAGEN

Im abgelaufenen Geschäftsjahr ist keine weitere Zuführung zur **freien Gewinnrücklage** erfolgt (Vorjahr: 1.000,0 k€). Diese beträgt daher unverändert 128.940.771,42 € (Vorjahr: 128.940,8 k€).

7. UNVERSTEUERTE RÜCKLAGEN

Die Aufgliederung der unversteuerten Rücklagen und ihre Entwicklung im Berichtsjahr wird gesondert dargestellt.

8. RÜCKSTELLUNGEN

Die Berechnung der **Rückstellungen für Abfertigungen** wird unter den Bilanzierungs- und Bewertungsgrundsätzen erläutert.

Die Abfertigungsrückstellungen entwickelten sich im Geschäftsjahr 2006 wie folgt:

	2006 in €	2005 in k€
Barwert der Abfertigungsverpflichtungen 1.1.	3.782.757,00	3.403,6
Dienstzeitaufwand	84.391,00	72,9
Zinsenaufwand	158.953,00	162,4
Zahlungen, Umgliederungen, Überrechnungen	-39.936,48	-238,0
Versicherungstechnisches Ergebnis	-135.649,52	381,9
Barwert der Abfertigungsverpflichtungen 31.12.	3.850.515,00	3.782,8
Rückstellung für Abfertigungen 31.12.	**3.850.515,00**	**3.782,8**

Veränderung der Abfertigungsrückstellungen:

Dienstzeitaufwand	84.391,00	72,9
Zinsenaufwand	158.953,00	162,4
Zahlungen, Umgliederungen, Überrechnungen	-39.936,48	-238,0
Versicherungstechnisches Ergebnis	-135.649,52	443,2
Nettoveränderung	**67.758,00**	**440,5**

Die Berechnung der **Rückstellungen für Pensionen** wird unter den Bilanzierungs- und Bewertungsgrundsätzen erläutert. Die Rückstellungen für Pensionen betreffen Zusagen an leitende Angestellte der BÖHLER-UDDEHOLM AG und an im Ausland tätige leitende Angestellte sowie Pensionisten des BÖHLER-UDDEHOLM Konzerns.

Die Pensionsrückstellungen entwickelten sich im Geschäftsjahr 2006 wie folgt:

	2006 in €	2005 in k€
Barwert der Pensionsverpflichtungen 1.1.	29.141.402,00	26.262,4
Dienstzeitaufwand	460.407,00	174,2
Zinsenaufwand	1.427.108,00	1.514,1
Zahlungen, Umgliederungen, Überrechnungen	-1.198.040,00	-1.188,8
Versicherungstechnisches Ergebnis	-473.606,00	2.379,5
Barwert der Pensionsverpflichtungen 31.12.	**29.357.271,00**	**29.141,4**

	2006 in €	2005 in k€
Wert des Fondsvermögen 1.1.	8.832.208,00	7.397,2
Verzinsung des Fondsvermögens	411.395,00	218,0
Fondseinzahlungen	729.068,00	481,6
Pensionszahlungen, Umgliederungen und Überrechnungen	-149.166,00	95,2
Versicherungstechnisches Ergebnis	144.860,00	640,2
Fondsvermögen 31.12.	**9.968.365,00**	**8.832,2**
Verpflichtungen aus Pensionszusagen 31.12.	19.388.906,00	20.309,2
Nachschussverpflichtung APK	-3.482.030,00	-4.254,3
Rückstellung für Pensionen 31.12.	**15.906.876,00**	**16.054,9**
Veränderung der Pensionsverpflichtung:		
Dienstzeitaufwand	460.407,00	174,2
Zinsenaufwand	1.427.108,00	1.514,1
Pensionszahlungen, Umgliederungen, Überrechnungen und Fondseinzahlungen	-1.777.942,21	-1.765,6
Verzinsung des Fondsvermögens	-411.395,00	-218,0
Versicherungstechnisches Ergebnis	-618.465,79	2.969,8
Nettoveränderung	**-920.288,00**	**2.674,5**

Die **Sonstigen Rückstellungen** beinhalten im Wesentlichen Vorsorgen für zu erwartende Nachtragskosten, für ausstehende Eingangsrechnungen, Archivierungskosten und sonstige Personalaufwendungen.

9. VERBINDLICHKEITEN

	31.12.2006 in €	31.12.2006 in €	31.12.2005 in k€	31.12.2005 in k€
Verbindlichkeiten gegenüber Kreditinstituten		93.662.539,63		76.114,6
davon mit RLZ bis zu 1 Jahr	*20.162.539,63*		*8.614,6*	
davon mit RLZ > 1 Jahr	*73.500.000,00*		*67.500,0*	
davon mit RLZ > 5 Jahr	*56.000.000,00*		*40.000,0*	
Verbindlichkeiten aus Lieferungen und Leistungen		422.403,28		741,4
davon mit RLZ bis zu 1 Jahr	*422.403,28*		*741,4*	
Verbindlichkeiten gegenüber verbundenen Unternehmen		219.374.968,69		211.788.7
davon mit RLZ bis zu 1 Jahr	*219.374.968,69*		*211.788,7*	
davon aus Lieferungen und Leistungen	*1.186.180,47*		*1.135,0*	
Verbindlichkeiten gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht		23.710,62		22,8
davon mit RLZ bis zu 1 Jahr	*23.710,62*		*22,8*	
davon aus Lieferungen und Leistungen	*23.710,62*		*22,8*	

	31.12.2006 in €	31.12.2006 in €	31.12.2005 in k€	31.12.2005 in k€
Sonstige Verbindlichkeiten		6.302.602,18		5.548,8
davon mit RLZ bis zu 1 Jahr	*2.730.174,96*		*1.236.1*	
davon mit RLZ > 1 Jahr	*3.572.427,21*		*4.312,7*	
davon mit RLZ > 5 Jahre	*3.572.427,21*		*4.312,7*	
davon aus Steuern	*104.650,53*		*0,0*	
davon im Rahmen der Sozialen Sicherheit	*3.584.866,62*		*4.350,0*	
Gesamt		**319.786.224,40**		**294.216,3**
davon mit RLZ bis zu 1 Jahr	*242.713.797,19*		*222.403,6*	
davon mit RLZ > 1 Jahr	*77.072.427,21*		*71.812,7*	
davon mit RLZ > 5 Jahre	*59.572.427,21*		*44.312,7*	
davon aus Lieferungen und Leistungen	*1.632.294,37*		*1.899,2*	

Im Posten Sonstige Verbindlichkeiten sind Aufwendungen in Höhe von 6.302.602,17 € (Vorjahr: 5.548,8 k€) enthalten, die nach dem Bilanzstichtag zahlungswirksam werden.

10. DERIVATIVE FINANZINSTRUMENTE

Die derivativen Finanzinstrumente dienen der Absicherung von Zins- und Währungsrisiken aus zugrundeliegenden Liefer- und Leistungsgeschäften (Grundgeschäfte) und den damit verbundenen Bilanzposten. Weiters werden derivative Finanzinstrumente zur Absicherung des Preisrisikos für Rohstoff- und Energiebezüge eingesetzt. Die derivativen Finanzgeschäfte sind laufenden Risikokontrollen unterworfen und werden unter strikter Funktionstrennung in Handel, Abwicklung, Dokumentation und Kontrolle durchgeführt. Die hierfür maßgebliche Organisation und die Arbeitsabläufe sind in internen Richtlinien festgelegt. Die Wirksamkeit der internen Kontrollen und die Sicherheit der Abläufe unterliegen unregelmäßiger Überprüfung durch eine externe Revision. Im Zuge einer regelmäßigen und standardisierten Finanzberichterstattung werden die Risikopositionen jeweils aktuell dargestellt.

Zu den eingesetzten Sicherungsgeschäften gehören insbesondere Devisentermin- und Devisenoptionsgeschäfte, Zins- und Währungs-Swaps, Zins-Optionen sowie Termingeschäfte für Rohstoffe und Energie. Die Geschäfte werden nur mit bonitätsmäßig einwandfreien Banken geschlossen.

Die oben erwähnten Geschäfte werden mit Ausnahme der Zins-Optionen an Holding-Töchter durchgestellt. In der Böhler-Uddeholm AG verbleibt somit ein negativer Marktwert in Höhe von 1.075.500,00 € (Vorjahr: negativer Marktwert 634,0 k€) der nicht durchgestellten Zins-Optionen. Für den drohenden Verlust aus diesen Geschäften wurde eine Rückstellung in Höhe von 93.300 € (Vorjahr: 1.127,2 k€) gebildet.

11. HAFTUNGSVERHÄLTNISSE

Die Haftungen wurden gegenüber Kreditinstituten und Darlehensgebern im Wesentlichen für Schulden von verbundenen Unternehmen abgegeben und betragen zum Bilanzstichtag 737.004.190,00 € (Vorjahr: 570.200,4 k€).

D. ERLÄUTERUNGEN ZUR GEWINN- UND VERLUSTRECHNUNG

Die Gewinn- und Verlustrechnung wird nach dem Umsatzkostenverfahren gemäß § 231 Abs. 3 HGB aufgestellt.

12. UMSATZERLÖSE

	2006 in €	2005 in k€
Umsatzerlöse Inland	3.782.490,53	4.113,9
Umsatzerlöse Ausland	2.503.721,04	2.037,8
	6.286.211,57	**6.151,7**

13. HERSTELLUNGSKOSTEN DER ZUR ERZIELUNG DER UMSATZERLÖSE ERBRACHTEN LEISTUNGEN

Die Umsatzkosten umfassen die Herstellungskosten der erbrachten Leistungen. Neben den Personalkosten werden unter diesem Posten im Wesentlichen nur solche bezogene Leistungen ausgewiesen, die in den Herstellungsaufwand eingehen, also dem Leistungsbereich zuordenbare Aufwendungen für Fremdleistungen darstellen.

14. SONSTIGE BETRIEBLICHE ERTRÄGE

	2006 in €	2005 in k€
Erträge aus dem Abgang von Anlagevermögen mit Ausnahme der Finanzanlagen	25.657,87	8,4
Erträge aus der Auflösung von Rückstellungen	54.186,31	4,3
Übrige	915.284,15	413,2
	995.128,33	**425,9**

Die übrigen betrieblichen Erträge betreffen im Wesentlichen Erträge aus der Weiterverrechnung von Beratungsaufwendungen.

15. VERTRIEBSKOSTEN

Die Vertriebskosten enthalten neben den Kosten für Marketing und Vertrieb vor allem die Kosten der Logistik einschließlich zugehöriger Verwaltungskosten. Im Wesentlichen umfasst dieser Posten Aufwendungen für anteiligen Personalaufwand.

16. VERWALTUNGSKOSTEN

Hier werden die im abgelaufenen Geschäftsjahr angefallenen Aufwendungen für die allgemeine Verwaltungstätigkeit, soweit sie nicht den Herstellungskosten zugeordnet sind, ausgewiesen. Dieser Posten beinhaltet im Wesentlichen Abschreibungen auf Sachanlagen, Aufwendungen für Rechts-, Prüfungs- und Beratungskosten, anteiligen Personalaufwand, fremde Dienstleistungen, Mieten und Pachten sowie Vergütungen für die Mitglieder des Aufsichtsrates in der Höhe von 74.940 € (Vorjahr: 88,5 k€).

17. SONSTIGE BETRIEBLICHE AUFWENDUNGEN

In diesem Posten sind im Wesentlichen Finanzierungsprovisionen und die Provision für die Dividendenabrechnung enthalten.

18. ERTRÄGE AUS BETEILIGUNGEN

Die Erträge aus Beteiligungen entfallen auf zeitgleich vereinnahmte Dividenden von verbundenen Unternehmen in Höhe von 142.583.444,84 € (Vorjahr: 120.463,8 k€) sowie Dividenden von sonstigen Beteiligungen in Höhe von 184.272,69 € (Vorjahr: 98,3 k€).

19. ERTRÄGE AUS ANDEREN WERTPAPIEREN DES FINANZANLAGEVERMÖGENS

Die Erträge aus anderen Wertpapieren beinhalten im Wesentlichen die Ausschüttungen aus den R 48-Fonds Anteilen.

20. ZINSENERGEBNIS

	31.12.2006 in €	31.12.2006 in €	31.12.2005 in k€	31.12.2005 in k€
Sonstige Zinsen und ähnliche Erträge		20.900.662,77		13.568,4
davon verbundene Unternehmen	*6.209.287,57*		*4.404,0*	
Zinsen und ähnliche Aufwendungen		-23.886.547,22		- 16.526,2
davon verbundene Unternehmen	*-6.018.738,89*		*- 4.440,7*	
Zinsenergebnis		**-2.985.884,45**		**-2.957,8**
davon verbundene Unternehmen	*190.548,68*		*-36,7*	

Im Posten sonstige Zinsen und ähnliche Erträge sind Erträge aus Kurssicherungsgeschäften verrechnet. Zinsen und ähnliche Aufwendungen enthalten im Wesentlichen Zinsen aus Barvorlagen und Aufwendungen aus Kurssicherungsgeschäften und Zinsaufwand aus Personalrückstellungsberechnungen.

21. ERTRÄGE AUS DEM ABGANG VON UND DER ZUSCHREIBUNG ZU FINANZANLAGEN UND WERTPAPIEREN DES UMLAUFVERMÖGENS

Die Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens beinhalten den Ertrag aus dem Abgang von Beteiligungen von 284.863,32 € (Vorjahr: 0,0 k€) und die Zuschreibung der Wertpapiere des Finanzanlagevermögens 94.266,48 € (Vorjahr: 290,4 k€).

22. AUFWENDUNGEN AUS FINANZANLAGEN UND AUS WERTPAPIEREN DES UMLAUFVERMÖGENS

Die Aufwendungen aus Finanzanlagen beinhalten im Wesentlichen den Betriebskostenzuschuss Seibersdorf.

E. Sonstige Angaben

Personalaufwand

	2006 in €	2005 in k€
Gehälter	11.927.282,33	8.334,0
Aufwendungen für Abfertigungen und Leistungen an betriebliche Mitarbeitervorsorgekassen	-38.537,18	1.043,6
davon an betriebliche Mitarbeitervorsorgekassen	*12.721,34*	*8,8*
Aufwendungen für Altersversorgung	3.781,39	2.807,9
Aufwendungen für gesetzlich vorgeschriebene Sozialabgaben sowie vom Entgelt abhängige Abgaben und Pflichtbeiträge	1.535.664,24	1.385,1
Sonstige Sozialaufwendungen	46.762,86	48,1
	13.474.953,64	**13.618,7**

Zusammensetzung der Aufwendungen für Abfertigungen und Altersversorgung:

	2006 in €	2005 in k€
Abfertigungen		
Vorstand und leitende Angestellte	27.616,00	24,4
Sonstige Arbeitnehmer	69.496,34	48,5
Versicherungstechnisches Ergebnis	-135.649,52	443,2
	-38.537,18	**516,1**

	2006 in €	2005 in k€
Pensionen		
Vorstand und leitende Angestellte	622.247,18	174,1
Versicherungstechnisches Ergebnis	-618.465,79	2.633,8
	3.781,39	**2.807,9**

VERÖFFENTLICHUNG DER VORSTANDSBEZÜGE

Die Brutto-Barbezüge der Mitglieder des Vorstandes der BÖHLER-UDDEHOLM AG betrugen 3.559.181,71 € (Vorjahr: 3.006,5 k€). Die fixen und erfolgsabhängigen Bestandteile der Vergütungen stellen sich für die einzelnen Vorstandsmitglieder wie folgt dar:

Vergütung	**fix**		**erfolgsabhängig**		**insgesamt**	
(in k€)	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Dkfm.Dr. Claus J. Raidl	370,0	370,0	668,4	526,6	1.038,4	896,6
Mag. Horst Königslehner	300,0	300,0	540,3	430,5	840,3	730,5
Dipl.-Ing. Dr. h.c. Dr. Knut Consemüller	300,0	300,0	540,3	389,7	840,3	689,7
Dipl.-Ing. Heimo Stix	300,0	300,0	540,3	389,7	840,3	689,7
Gesamtbezüge	**1.270,0**	**1.270,0**	**2.289,3**	**1.736,5**	**3.559,3**	**3.006,5**

Die Gesamtvergütung der Mitglieder des Vorstandes setzt sich aus einer fixen und einer variablen Komponente zusammen. Die Höhe der jährlichen variablen Komponente richtet sich nach der Erreichung von Zielen, die zu Beginn des Geschäftsjahres mit dem Präsidium des Aufsichtsrates vereinbart werden. Die Ziele sind sowohl quantitativer (z.B. EBITDA, EBIT, EGT, ROCE, Eigenmittelzuwachs) als auch qualitativer Natur (z.B. Realisierung bedeutender Investitionen, Akquisitionen).

Werden alle Ziele zu 100 % erreicht, beträgt die Bonifikation 100 % des Jahresbruttogehalts. Bei den quantitativen Zielen liegt eine 100 %ige Zielerreichung vor, wenn die Ist-Werte des Vorjahres erreicht wurden. Bei einer Über- bzw. Unterschreitung des Zielwertes um jeweils 1 %-Punkt wird die Zielerreichung jeweils um 3,33 % erhöht bzw. reduziert. Die variable Vergütung ist mit 1,5 % des Übergewinns des Konzerns (=Vorsteuerergebnis abzüglich des zum durchschnittlichen Fremdmittelzinssatzes des Konzerns inkl. einer 3 %igen Risikoprämie bewerteten Eigenkapitals zu Jahresbeginn) begrenzt. Fixe und variable Komponenten für das Geschäftsjahr 2006 sind in obiger Tabelle im Detail ausgewiesen.

Drei Mitglieder des Vorstandes (Dr. Raidl, Mag. Königslehner, Dr. Consemüller) verfügen über eine leistungsorientierte Pensionszusage (bis Ende 1997 wurden leistungsorientierte Pensionsverträge („Defined Compensation Plan") abgeschlossen). Nach Ablauf einer fünfjährigen Unverfallbarkeitsfrist ab Gewährung der Pensionszusage (in allen drei Fällen ist dieses Erfordernis erfüllt) besteht eine Anwartschaft auf 1,2 % des letzten fixen Jahresbruttogehalts pro begonnenem Dienstjahr, höchstens jedoch 40 %. Die Auszahlung erfolgt in 14 Raten (Valorisierung nach VPI). Der Pensionsanspruch ruht während des Zeitraumes der Abfertigungszahlung (siehe Pkt. d). Eine allfällige Witwenpension beträgt 60 % des originären Anspruches (Waisen gem. ASVG: je 20 %). Die Summe der Hinterbliebenenansprüche beträgt maximal 100 % des originären Anspruchs. Ein Mitglied des Vorstandes (Dipl.-Ing. Stix) verfügt über eine beitragsorientierte Pensionszusage (ab 1998 werden beitragsorientierte Pensionsverträge („Defined Contribution Plan") abgeschlossen). Es werden vom fixen Monatsbruttogehalt 10 % in die APK-Pensionskasse eingezahlt. Die Anwartschaft ist nach fünf Jahren ab Gewährung der Pensionszusage unverfallbar (dieses Erfordernis ist erfüllt). Die Höhe der Pen

sion richtet sich nach der Höhe des über die Beiträge finanzierten Kapitals und dem Veranlagungserfolg der APK-Pensionskasse. Im Falle des Ablebens während der Aktivzeit werden bei Anspruch auf Witwenpension maximal fünf zusätzliche Jahresbeiträge als Einmalbetrag eingezahlt (bei Vollwaisen gem. ASVG: je 20 % des Einmalbetrages, Summe der Hinterbliebenenansprüche höchstens 100 %).

Kein Anspruch auf Pensionsleistungen besteht bei beiden Pensionstypen, wenn ein Vorstandsmitglied grob fahrlässig oder vorsätzlich verschuldet im Sinne des § 75 (4) AktG oder im Sinne des § 27 AngG vorzeitig aus seiner Funktion abberufen und/oder fristlos entlassen wurde bzw. wenn ein Vorstandsmitglied ohne Vorliegen eines wichtigen Grundes seine Funktion vorzeitig niedergelegt hat und/oder vorzeitig ausgetreten ist.

Anwartschaften/Ansprüche bei Beendigung der Funktion: Es besteht bei allen Mitgliedern des Vorstandes Anspruch auf Abfertigung in Höhe von einem Monatsbruttogehalt pro voll geleistetem Dienstjahr, maximal jedoch 14 Monatsbruttogehälter.

Kein Anspruch besteht bei vorzeitiger Funktionsniederlegung bzw. bei vorzeitigem Austritt oder bei Verschulden i.S.d. §§ 75(4) AktG oder 27 AngG.

Im Berichtsjahr waren durchschnittlich 71 Arbeitnehmer beschäftigt (Vorjahr: 69 Arbeitnehmer).

Beziehungen zu verbundenen Unternehmen

Die BÖHLER-UDDEHOLM AG unterhält aufgrund ihrer Funktion als Managementholding weitreichende Beziehungen zu verbundenen Unternehmen. Insbesondere werden zentrale Dienste für ihre Konzerngesellschaften erbracht und zu marktüblichen Konditionen verrechnet.

Angaben zu den Organen der Gesellschaft

Als Vorstandsmitglieder der Gesellschaft waren 2006 bzw. zum Zeitpunkt der Jahresabschlusserstellung folgende Herren bestellt:

Dkfm. Dr. Claus J. Raidl, Wien, Vorsitzender des Vorstands
Mag. Horst Königslehner, Wien, stellvertretender Vorsitzender des Vorstands
Dipl.-Ing. Dr. h.c. Dr. Ing. Knut Consemüller, Wien
Dipl.-Ing. Franz Rotter, Wien (seit 01.01.2007)
Dipl.-Ing. Heimo Stix, Wien

Dem Aufsichtsrat gehörten im Abschlussjahr folgende Mitglieder an:

Hon.-Prof. Dipl.-Ing. Dr. Rudolf Streicher, Vorsitzender des Aufsichtsrates
Mitglied des Präsidiums des Aufsichtsrates

Ernst Hable, stellvertretender Vorsitzender des Aufsichtsrates
Geschäftsführer der BU Industrieholding GmbH

Dr. Wolfgang Eder (seit 16.5.2006)
Vorsitzender des Vorstandes der voestalpine AG

Dr. Rudolf Fries
ECKERT & FRIES Rechtsanwälte Gesellschaft m.b.H.

Lars G. Josefsson (bis 16.5.2006)
Vorsitzender des Vorstandes der Vattenfall AB

Mag. Dr. Wilhelm G. Rasinger (bis 16.5.2006)
Geschäftsführender Gesellschafter der Inter-Management Unternehmensberatung GmbH

Mag. Walter Scherb
Geschäftsführender Gesellschafter der S.Spitz KG

Dkfm. Dr. Siegfried Sellitsch

Johann Prettenhofer
Vorsitzender des EU-Betriebsrates der BÖHLER-UDDEHOLM AG
Vorsitzender des Arbeiterbetriebsrates der BÖHLER Edelstahl GmbH

Gotthard Klaus
Betriebsratsvorsitzender der BÖHLER-UDDEHOLM AG

Helmut Meinl
Vorsitzender des Arbeiterbetriebsrates der BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG

Peter Bacun (bis 16.5.2006)
Vorsitzender des Angestelltenbetriebsrates der BÖHLER Edelstahl GmbH

Wien, am 19. Februar 2007

Der Vorstand:

Claus J. Raidl e.h. Horst Königslehner e.h.

Knut Consemüller e.h. Franz Rotter e.h. Heimo Stix e.h.

BESTÄTIGUNGSVERMERK

„Wir haben den Jahresabschluss der

BÖHLER-UDDEHOLM Aktiengesellschaft,
Wien,

für das Geschäftsjahr vom 01.01.2006 bis 31.12.2006 unter Einbeziehung der Buchführung geprüft. Die Buchführung, die Aufstellung und der Inhalt dieses Jahresabschlusses sowie des Lageberichtes in Übereinstimmung mit den österreichischen handelsrechtlichen Vorschriften liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Verantwortung besteht in der Abgabe eines Prüfungsurteils zu diesem Jahresabschluss auf der Grundlage unserer Prüfung und einer Aussage, ob der Lagebericht in Einklang mit dem Jahresabschluss steht.

Wir haben unsere Prüfung unter Beachtung der in Österreich geltenden gesetzlichen Vorschriften und Grundsätze ordnungsgemäßer Abschlussprüfung durchgeführt. Diese Grundsätze erfordern, die Prüfung so zu planen und durchzuführen, dass ein hinreichend sicheres Urteil darüber abgegeben werden kann, ob der Jahresabschluss frei von wesentlichen Fehldarstellungen ist, und eine Aussage getroffen werfen kann, ob der Lagebericht mit dem Jahresabschluss in Einklang steht. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Unternehmens sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für Beträge und sonstige Angaben in der Buchführung und im Jahresabschluss überwiegend auf Basis von Stichproben beurteilt. Die Prüfung umfasst ferner die Beurteilung der angewandten Rechnungslegungsgrundsätze und der von den gesetzlichen Vertretern vorgenommenen, wesentlichen Schätzungen sowie eine Würdigung der Gesamtaussage des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unser Prüfungsurteil darstellt.

Unsere Prüfung hat zu keinen Einwendungen geführt. Auf Grund der bei der Prüfung gewonnen Erkenntnisse entspricht der Jahresabschluss nach unserer Beurteilung den gesetzlichen Vorschriften und vermittelt ein möglichst getreues Bild der Vermögens- und Finanzlage des Unternehmens zum 31.12.2006 sowie der Ertragslage des Unternehmens für das Geschäftsjahr vom 01.01.2006 bis 31.12.2006 in Übereinstimmung mit den österreichischen Grundsätzen ordnungsmäßiger Buchführung. Der Lagebericht steht im Einklang mit dem Jahresabschluss."

Linz, am 19. Feber 2007

BDO Auxilia Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

gez.
(Prof. Dr. Karl Bruckner)
Wirtschaftsprüfer und
Steuerberater

gez.
(Mag. Dr. Johann Seidl)
Wirtschaftsprüfer und
Steuerberater

Bei Veröffentlichung (mit Ausnahme der gesetzlich vorgeschriebenen Veröffentlichung) oder Weitergabe des Jahresabschlusses in einer von der bestätigten Fassung abweichenden Form (zB Verkürzung oder Übersetzung in andere Sprachen) darf ohne unsere Genehmigung weder der Bestätigungsvermerk zitiert noch auf unsere Prüfung verwiesen werden.

ANLAGENSPIEGEL ZUM 31. DEZEMBER 2006
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	Anschaffungs- und Herstellungskosten			
	Stand am 01.01.2006 EUR	Zugänge EUR	Abgänge EUR	Stand am 31.12.2006 EUR
I. Immaterielle Vermögensgegenstände:				
Lizenzen, Software	**1.269.941,94**	**1.178.422,05**	**0,00**	**2.448.363,99**
II. Sachanlagen:				
Betriebs-u.Geschäfts-	912.780,10	50.384,91	25.112,10	938.052,91
EDV-Anlagen	632.139,30	197.080,55	15.339,46	813.880,39
Fuhrpark	368.671,80	134.320,20	103.248,01	399.743,99
Geringw.WG	0,00	24.033,91	24.033,91	0,00
1. Andere Anlagen, Betriebs- und Geschäftsausstattung	**1.913.591,20**	**405.819,57**	**167.733,48**	**2.151.677,29**
2. Geleistete Anzahlungen	**0,00**	**9.000,00**	**0,00**	**9.000,00**
	1.913.591,20	**414.819,57**	**167.733,48**	**2.160.677,29**
III. Finanzanlagen:				
1. Anteile an verbundenen Unternehmen	687.319.581,76	1.792.787,16	1.826.486,34	687.285.882,58
2. Beteiligungen	1.975.864,57	1.029.002,08	0,00	3.004.866,65
3. Wertpapiere (Wertrechte) des Anlagevermögens	6.557.479,59	0,00	182.408,80	6.375.070,79
	695.852.925,92	**2.821.789,24**	**2.008.895,14**	**696.665.820,02**
	699.036.459,06	**4.415.030,86**	**2.176.628,62**	**701.274.861,30**

Anlage 1
zum Anhang

Abschreibungen				Nettowert	
Stand am 01.01.2006 EUR	Zugänge/ -Zuschreibungen EUR	Abgänge EUR	Stand am 31.12.2006 EUR	Stand am 31.12.2006 EUR	Stand am 31.12.2005 EUR
897.031,57	**409.431,19**	**0,00**	**1.306.462,76**	**1.141.901,23**	**372.910,37**
785.435,48	41.118,02	25.112,10	801.441,40	136.611,51	127.344,62
411.882,58	120.846,98	13.063,28	519.666,28	294.214,11	220.256,72
300.011,49	55.203,23	103.248,01	251.966,71	147.777,28	68.660,31
0,00	24.033,91	24.033,91	0,00	0,00	0,00
1.497.329,55	**241.202,14**	**165.457,30**	**1.573.074,39**	**578.602,90**	**416.261,65**
0,00	**0,00**	**0,00**	**0,00**	**9.000,00**	**0,00**
1.497.329,55	**241.202,14**	**165.457,30**	**1.573.074,39**	**587.602,90**	**416.261,65**
73.984.164,24	0,00	1.326.486,34	72.657.677,90	614.628.204,68	613.335.417,52
0,00	0,00	0,00	0,00	3.004.866,65	1.975.864,57
	0,00				
173.143,77	-94.062,74	0,00	79.081,03	6.295.989,76	6.384.335,82
74.157.308,01	**0,00**	**1.326.486,34**	**72.736.758,93**	**623.929.061,09**	**621.695.617,91**
	650.633,33				
76.551.669,13	**-94.062,74**	**1.491.943,64**	**75.616.296,08**	**625.658.565,22**	**622.484.789,93**

Anlage 2
zum Anhang

ENTWICKLUNG DER UNVERSTEUERTEN RÜCKLAGEN DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	Stand am 31.12.2005 EUR	Auflösung EUR	Stand am 31.12.2006 EUR
Bewertungsreserve auf Grund von Sonderabschreibungen:			
Beteiligungen	**255.357,80**	**0,00**	**255.357,80**

Anlage 3
zum Anhang

KAPITALFLUSSRECHNUNG 2006
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	2006 €	2005 k€
Jahresüberschuss	105.905.744,37	96.772,9
+ Abschreibungen Anlagevermögen	650.633,33	476,0
- Zuschreibungen Anlagevermögen	-94.062,74	-290,4
+ Buchwertabgänge Anlagevermögen	684.684,98	0,0
+(-) Erhöhung (Senkung) von langfristigen Rückstellungen	-19.422,50	1.753,7
= Bilanzieller Cash-flow	**107.127.577,44**	**98.712,2**
-(+) Gewinne (Verluste) aus dem Abgang vom Anlagevermögen	-309.223,81	-8,4
- Buchwertabgänge Anlagevermögen	-684.684,98	0,0
= Cash-flow aus dem Ergebnis	**106.133.668,65**	**98.703,8**
-(+) Erhöhung (Senkung) von Konzernforderungen aus Lieferungen und Leistungen und von sonstigen Forderungen	1.080.027,25	275,4
-(+) Erhöhung (Senkung) der ARA	195.236,71	326,7
+(-) Erhöhung (Senkung) von Verbindlichkeiten aus Lieferungen und Leistungen	-318.963,79	399,0
+(-) Erhöhung (Senkung) von Konzernverbindlichkeiten aus Lieferungen und Leistungen und von sonstigen Verbindlichkeiten	805.857,17	589,0
+(-) Erhöhung (Senkung) von kurzfristigen Rückstellungen	1.672.717,09	2.232,8
+(-) Erhöhung (Senkung) der PRA	-2.810,39	-21,2
= Cash-flow aus der Betriebstätigkeit	**109.565.732,69**	**102.505,4**
- Investitionen in das Anlagevermögen	-4.415.030,86	-193.140,7
+ Buchwerte der Anlagenabgänge	684.684,98	0,0
+(-) Gewinne (Verluste) aus dem Abgang vom Anlagevermögen	309.223,81	8,4
= Cash-flow aus der Investitionstätigkeit	**-3.421.122,07**	**-193.132,3**
+ Kapitalerhöhung	0,00	175.000,0
-(+) Erhöhung (Senkung) von Konzernforderungen aus Finanzierung und Clearing und Gesellschaftereinlage	-34.958.030,41	-132.379,2
+(-) Erhöhung (Senkung) von Konzernverbindlichkeiten aus Finanzierung und Clearing	7.535.079,58	390,1
+(-) Erhöhung (Senkung) von Verbindlichkeiten gegenüber Kreditinstituten	17.547.981,34	48.634,3
- Dividendenzahlungen	-95.625.000,00	-46.411,6
= Cash-flow aus der Finanzierungstätigkeit	**-105.499.969,49**	**45.233,6**
+(-) Cash-flow aus der Betriebstätigkeit	109.565.732,69	102.505,4
+(-) Cash-flow aus der Investitionstätigkeit	-3.421.122,07	-193.132,3
+(-) Cash-flow aus der Finanzierungstätigkeit	-105.499.969,49	45.233,6
= Veränderung der liquiden Mittel [1]	644.641,13	-45.393,3
+ Anfangsbestand der liquiden Mittel	6.830.017,76	52.223,3
= Endbestand der liquiden Mittel	**7.474.658,89**	**6.830,0**

1) Der Finanzmittelfonds umfaßt Kassenbestand, Guthaben bei Kreditinstituten sowie Wertpapiere des Umlaufvermögens

BETEILIGUNGSGESELLSCHAFTEN

Die Aufstellung der Beteiligungsgesellschaften ist identisch mit jener im Geschäftsbericht 2006 der BÖHLER-UDDEHOLM Aktiengesellschaft.

Den Geschäftsbericht sowie weitere Informationen erhalten Sie von:

BÖHLER-UDDEHOLM AG
A-1030 Wien, Modecenterstraße 14/A/3
Investor Relations & Corporate Communications
Dr. Randolf Fochler
Tel. (+43 - 1) 798 69 01 - 22707
Fax (+43 - 1) 798 69 01 - 22713
E-Mail: randolf.fochler@bohler-uddeholm.com
Website: www.bohler-uddeholm.com

82-35027

JAHRESABSCHLUSS 2007
BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

BÖHLER UDDEHOLM
materializing *visions*
Ein Unternehmen des voestalpine-Konzerns

Inhalt

LAGEBERICHT 2007
DES BÖHLER-UDDEHOLM KONZERNS UND
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

WIRTSCHAFTLICHES UMFELD

Die globale Konjunkturentwicklung zeigte im Berichtszeitraum eine geringfügige Abschwächung des Weltwirtschaftswachstums von 3,8 % auf etwa 3,5 %. Ab der Jahresmitte 2007 sorgte die Hypothekenkrise in den USA für eine zunehmende Vertrauenskrise zwischen den Finanzinstituten, die schließlich in einer tiefgreifenden Verunsicherung der Kapitalmärkte mündete. Dies machte sich in dramatischen Kursrückgängen an den Börsen und einer spürbaren Verknappung der Kredite bemerkbar. Eine massive Finanzkrise war zu Jahresende unausweichlich, obwohl die Realwirtschaft mit soliden Fundamentaldaten und positiven Gewinnaussichten der Unternehmen durchaus Stärke zeigte.

Die Federal Reserve Bank (FED) in den USA reagierte Mitte Jänner 2008 sehr kurzfristig mit einer kräftigen Zinssenkung um 75 Basispunkte, um die Immobilienkrise und ihre globalen Auswirkungen in den Griff zu bekommen. Das Wirtschaftswachstum der USA verlangsamte sich im Berichtszeitraum von 2,9 % auf etwa 2,2 %. Es ist in den USA mit einer weiteren Abkühlung des Wachstums zu rechnen, viele Experten schließen auch eine Rezession nicht mehr aus. Darunter würden vor allem jene Wirtschaftszweige leiden, die von den Exporten in die USA abhängig sind. Diese Situation wird zusätzlich durch die anhaltende Schwäche des US-Dollar verschärft und betrifft insbesondere Exporteure aus Hartwährungszonen wie etwa dem Euro-Raum. Unter dem Eindruck einer deutlichen Konjunktureintrübung hat die US-Notenbank den Leitzinssatz innerhalb weniger Tage neuerlich deutlich um 50 Basispunkte auf nunmehr 3,0 % gesenkt.

Auch die japanische Volkswirtschaft hatte im Berichtszeitraum ein etwas geringeres Wachstum von etwa 1,9 % gegenüber 2,4 % im Vergleichsjahr aufzuweisen. Dieser Trend würde sich noch weiter verstärken, wenn die japanische Automobilindustrie von der Krise in den USA angesteckt wird. Die boomenden Wachstumsmärkte in Asien – allen voran China – könnten einen Ausgleich zur Schwäche der US-Wirtschaft leisten. Da aber selbst die Bank of China mit den Auswirkungen der US-Hypothekenkrise zu kämpfen hat, sind die asiatischen Finanzmärkte zunehmend verunsichert.

In Europa lag das Wirtschaftswachstum im Berichtszeitraum bei etwa 3 % und damit etwa auf gleichem Niveau wie im Jahr 2006. Wiederholt bestätigte sich Deutschland als Konjunkturlokomotive, aber auch andere Länder in Zentraleuropa wiesen überdurchschnittliche Wachstumsraten auf. Bislang konnten die Risiken aus dem hohen Rohölpreis und dem schwachen US-Dollar gut bewältigt werden. Allerdings sind auch die europäischen Finanzmärkte von der Hypothekenkrise in den USA betroffen und die steigende Inflation birgt ein zusätzliches Risiko. Die Europäische Zentralbank (EZB) hat zwar in der ersten Hälfte des Jahres 2007 die Zinsen angehoben, im weiteren Verlauf aber keine Zinsschritte mehr gesetzt, um die Konjunktur zu stützen. Obwohl der Leitzins in der Euro-Zone nunmehr um 100 Basispunkte über dem im Dollar-Raum liegt, planen die europäischen

Währungshüter auch weiterhin keine baldige Zinssenkung um die ohnehin hohe Inflation nicht weiter anzuheizen.

Mit einem Wachstum von etwa 2,5 % erwies sich die Volkswirtschaft in Deutschland sehr resistent und präsentierte sich in guter Fundamentalverfassung. Viele deutsche Industrieunternehmen weisen hohe Auftragsstände auf. Wirtschaftsforscher gehen daher davon aus, dass Deutschland seinen Wachstumskurs fortsetzen wird. Die Erhöhung der Mehrwertsteuer hat in der Berichtsperiode zwar eine Beeinträchtigung des Konsums in Deutschland bewirkt, dieser Effekt sollte jedoch im laufenden Geschäftsjahr das Konsumklima nicht mehr belasten.

Auftragseingang auf Rekordniveau.

Trotz der zunehmenden Verunsicherung über die weitere Entwicklung der Weltwirtschaft konnte BÖHLER-UDDEHOLM im Kalenderjahr 2007 von der insgesamt günstigen Konjunktur für Edelstahl, Edelstahlprodukte und Spezialwerkstoffe profitieren. Das zeigte sich deutlich beim Auftragseingang der Gruppe, der in der Berichtsperiode von 2.737,3 m€ um 23,9 % auf 3.391,8 m€ anstieg und damit einen historischen Höchstwert markierte. Die gute Nachfrage war sowohl in den Wachstumsmärkten Asiens und Südamerikas besonders ausgeprägt, aber auch in Europa und hier insbesondere in Deutschland. Deutschland bildet den größten Einzelmarkt für BÖHLER-UDDEHOLM gefolgt von Brasilien und den USA.

Der kräftige Nachfrageschub für die Nischenprodukte des Konzerns wirkte sich in allen vier BÖHLER-UDDEHOLM Divisionen positiv aus. Die Produktionsbetriebe der Gruppe arbeiteten während der gesamten Berichtsperiode an der Auslastungsgrenze. Der Auftragsstand erhöhte sich von 906,9 m€ um 37,5 % auf 1.246,7 m€ zum 31. Dezember 2007.

UMSATZ UND ERGEBNIS

Der Umsatz der Gruppe verbesserte sich im Kalenderjahr 2007 von 3.090,2 m€ um 18 % auf 3.637,1 m€; dies ist der höchste Wert, den Böhler-Uddeholm bislang innerhalb eines Kalenderjahres erreichen konnte. Eine regionale Aufschlüsselung des Gesamtumsatzes nach Prozentanteilen ergibt folgendes Bild: Die EU-Länder bildeten mit 61 % (60 %) den wichtigsten Markt für Böhler-Uddeholm, gefolgt von Amerika mit 20 % (20 %), Asien mit 12 % (13 %), den übrigen europäischen Ländern mit 4 % (4 %), Australien mit 2 % (2 %) und Afrika mit 1 % (1 %). Bei der Zuordnung nach Sparten machte die Division High Performance Metals 69,8 % (69,2 %) des Gesamtumsatzes aus, gefolgt von der Division Welding Consumables mit 13,9 % (13,4 %), der Division Precision Strip mit 8,9 % (9,9 %) und der Division Special Forgings mit 7,4 % (7,5 %).

Der Betriebserfolg (EBIT) stieg im Kalenderjahr 2007 von 376,0 m€ um 27 % auf 476,0 m€; die EBIT-Marge wurde somit von 12,2 % auf 13,1 % verbessert. Das Ergebnis der Geschäftstätigkeit (EBT) wuchs von 345,5 m€ um 29 % auf 444,1 m€. Die Steuerquote für den Konzern ist gegenüber dem Vergleichszeitraum des Vorjahres von rund 28 % auf rund 27 % leicht gesunken. Der Jahresüberschuss wurde somit von 248,1 m€ um 31 % auf 325,6 m€ gesteigert.

Umsatzerlöse (in m€)	2007	2006	2005	2004	2003
High Performance Metals	2.681,2	2.262,2	1.961,8	1.392,6	1.005,4
Welding Consumables	534,9	437,8	330,3	291,6	255,7
Precision Strip	342,8	325,7	244,9	163,6	158,5
Special Forgings	282,8	245,7	150,1	87,2	79,8
Sonstiges/Konsolidierung	80,6	74,1	69,2	62,2	55,7
Gesamtumsatz	**3.922,3**	**3.345,5**	**2.756,3**	**1.997,2**	**1.555,1**
Innenumsatz	285,2	255,3	149,2	63,2	55,3
Außenumsatz	3.637,1	3.090,2	2.607,1	1.934,0	1.499,8

Da die Dividendenzahlung kombiniert für das Kalenderjahr 2007 (1-12/2007) und das Rumpfgeschäftsjahr 2008 (1-3/2008) erfolgt, wird die Höhe der Ausschüttung erst nach Abschluss des Geschäftsjahres 2007/08 (31. März 2008) festgelegt werden. Dabei wird sowohl das umfangreiche Investitionsprogramm der Böhler-Uddeholm Gruppe als auch das neue Eigentümerverhältnis die Dividendenhöhe maßgeblich beeinflussen.

VERMÖGENS- UND FINANZLAGE

Konzernbilanz (Kurzfassung in m€)

	2007	%	2006	%
Anlagevermögen	1.058,7	32,7	953,4	33,2
Vorräte	1.228,3	38,0	1.043,4	36,4
Forderungen und sonstige Vermögensgegenstände	779,5	24,1	679,2	23,7
Liquide Mittel	99,8	3,1	118,6	4,1
Sonstiges Umlaufvermögen und ARA	67,3	2,1	75,6	2,6
Bilanzsumme	**3.233,6**	**100,0**	**2.870,2**	**100,0**
Eigenmittel (inklusive Fremdanteile)	1.428,5	44,2	1.227,1	42,8
Rückstellungen	546,2	16,9	530,1	18,4
Kreditverschuldung	726,4	22,5	636,3	22,2
Sonstige Verbindlichkeiten und PRA	532,5	16,4	476,7	16,6
Bilanzsumme	**3.233,6**	**100,0**	**2.870,2**	**100,0**

Die Bilanzsumme stieg gegenüber dem Vorjahr um 12,7 % auf 3.233,6 m€, vor allem aufgrund der im Geschäftsjahr 2007 getätigten Investitionen sowie aufgrund der wertmäßigen Ausweitung des Vorratsvermögens. Die Bilanzstruktur ist durch eine hohe Anlagenintensität und langfristige Finanzverbindlichkeiten geprägt. Das Anlagevermögen ist zu 134,9 % (Vorjahr: 128,7 %) durch Eigenkapital finanziert.

Der Anteil des Anlagevermögens am Gesamtkapital ist gegenüber dem Vorjahr um 0,5 Prozentpunkte gesunken und erhöhte sich real um 105,3 m€. Aus kleineren Akquisitionen – wie etwa Simonds Industries Ibérica, S.A, Barcelona, und die EDRO-Gruppe – ergaben sich Zugänge bei Sachanlagen und immateriellem Vermögen in Höhe von 33,2 m€. Akquisitionsbedingt ergab sich bei Simonds Industries Ibérica, S.A, Barcelona, ein Firmenwert von 1,1 m€ und bei der EDRO-Gruppe einer von 5,0 m€. Die Investitionen in Sachanlagen und

immaterielles Vermögen überschritten damit die Abschreibungen um 100,9 m€ beziehungsweise 91,6 %.

Die Aufstockung von Mehrheitsbeteiligungen wird als Transaktion zwischen Eigentümern behandelt. Die Differenz zwischen den Anschaffungskosten für die zusätzlichen Anteile und dem anteiligen Buchwert der Minderheitsanteile wird direkt im Eigenkapital erfasst. In der Berichtsperiode wurden 3,2 m€ für den Erwerb weiterer 5 % an der ENPAR Sonderwerkstoffe GmbH, Gummersbach, sowie der restlichen 30 % an der ASSAB-KORKMAZ CELIK TICARET VE SANAYI ANONIM SIRKETI, Istanbul, direkt im Eigenkapital verrechnet.

Das Nettoumlaufvermögen, das sich aus Vorräten, Forderungen aus Lieferungen und Leistungen und sonstigen kurzfristigen Forderungen abzüglich Verbindlichkeiten aus Lieferungen und Leistungen, erhaltenen Anzahlungen sowie sonstigen kurzfristigen Verbindlichkeiten ergibt, erhöhte sich gegenüber dem Vergleichszeitraum des Vorjahres um 241,7 m€ auf 1.519,2 m€ (Vorjahr: 1.277,5 m€).

Die Vorräte sind in der Konzernbilanz mit 1.228,3 m€ (Vorjahr: 1.043,4 m€) ausgewiesen. Der Anstieg gegenüber dem Vorjahr ist mit -8,7 m€ auf Währungseffekte und mit 193,6 m€ auf höhere Bestände zurückzuführen. Der Anstieg bei den Beständen ergab sich einerseits aus einem um rund 8 % mengenmäßig höheren Bestand, andererseits aus einer Erhöhung der Einstandspreise um rund 9 %. Die für diese Position ebenfalls maßgeblichen Werte der wichtigsten Legierungsmetalle zeigten im abgelaufenen Kalenderjahr eine hohe Volatilität.

Die Forderungen aus Lieferungen und Leistungen sind um 82,6 m€ angestiegen. Diese Ausweitung ist zum einen auf den gestiegenen Absatz und zum anderen auf die in der Branche übliche teilweise Weitergabe der gestiegenen Rohstoffkosten an die Kunden zurückzuführen, wodurch höhere Fakturenwerte bedingt waren.

Die Liquidität, bestehend aus Kassenbeständen und Bankguthaben sowie aus Wertpapieren des Umlaufvermögens, verringerten sich um 18,8 m€ auf 99,8 m€ (Vorjahr: 118,6 m€). Trotz der regen Investitionstätigkeit und Aufbau des Nettoumlaufvermögens des BÖHLER-UDDEHOLM Konzerns war hier nur ein geringfügiger Rückgang zu verzeichnen.

Von der aktiven latenten Steuerabgrenzung von 52,8 m€ (Vorjahr: 61,9 m€) entfielen 31,6 m€ auf Unterschiede zwischen den Wertansätzen in den Steuer- und IFRS-Bilanzen der Tochtergesellschaften und 21,2 m€ auf Konsolidierungsmaßnahmen.

Das Konzerneigenkapital inklusive Minderheitenanteil stieg im Berichtsjahr auf 1.428,5 m€ (Vorjahr: 1.227,1 m€). Der Erhöhung durch das Konzernergebnis von 325,6 m€ standen Dividendenzahlungen von 104,6 m€, Kursdifferenzen im Ausmaß von 4,6 m€ sowie sonstige neutrale Änderungen von -24,2 m€ gegenüber.

Hierbei ist anzumerken, dass der BÖHLER-UDDEHOLM Konzern seit dem Geschäftsjahr 2005 die Regelungen des IAS 19.93A-D anwendet. Sämtliche versicherungstechnischen Gewinne und Verluste aus der Bewertung langfristiger

Personalrückstellungen (Abfertigungen und Pensionen) werden demnach im Jahr ihrer Entstehung in vollem Umfang in den Eigenmitteln erfasst. Der dadurch entstandene Eigenmittelverzehr im abgelaufenen Geschäftsjahr belief sich auf 13,4 m€ (Vorjahr: -2,3 m€). Die Eigenkapitalquote erhöhte sich im Berichtsjahr somit von 42,8 % auf 44,2 %.

Die Rückstellungen erhöhten sich geringfügig um 16,1 m€ auf 546,2 m€ und machten somit 16,9 % der Bilanzsumme aus. Von den Rückstellungen entfallen 281,6 m€ auf Rückstellungen für Abfertigungen und Pensionen. Neben der latenten Steuerrückstellung von 43,0 m€ haben 63,4 m€ langfristigen Charakter.

Nettokreditverschuldung

	2007 (in m€)	**2006** (in m€)	**Veränderung**
Verzinsliche Verbindlichkeiten mit einer RLZ > 1 Jahr	458,6	412,9	11,1%
Verzinsliche Verbindlichkeiten mit einer RLZ < 1 Jahr	249,5	222,1	12,3%
Konzernfinanzierungsverbindlichkeiten	18,3	1,3	n.a.
Kreditverbindlichkeiten	**726,4**	**636,3**	**14,2%**
Liquide Mittel	99,8	118,6	-15,9%
Nettokreditverschuldung	**625,5**	**517,7**	**20,8%**

Die Kreditverbindlichkeiten erhöhten sich um 14,2 % auf 726,4 m€. Von diesen Kreditverbindlichkeiten haben 458,6 m€ oder 63,1 % (Vorjahr: 412,9 m€ oder 64,9 %) langfristigen und 267,8 m€ oder 36,9 % (Vorjahr: 223,4 m€ oder 35,1 %) kurzfristigen Charakter.

Sowohl Investitionen, kleinere Akquisitionen und Dividendenzahlungen als auch die Veränderung des Nettoumlaufvermögens haben die Nettokreditverschuldung um 540,8 m€ erhöht, während der Cash-flow aus dem Ergebnis diese um 433,0 m€ verringerte.

Das Gearing war neben der Dividendenleistung durch die hohe Investitionstätigkeit sowie den Aufbau des Nettoumlaufvermögens beeinflusst, hat sich jedoch gegenüber dem Vorjahr (42 %) im Kalenderjahr nur geringfügig auf 44 % erhöht. Darin spiegelt sich die solide Finanzlage des BÖHLER-UDDEHOLM Konzerns auch im Kalenderjahr 2007 wider.

Die Lieferverbindlichkeiten haben sich gegenüber der Vergleichsperiode trotz erheblicher Geschäftsausweitung nur geringfügig um 25,6 m€ erhöht und betrugen zum Bilanzstichtag 351,8 m€.

CASHFLOW

Die zuvor beschriebene Entwicklung der Vermögenslage findet ihren Niederschlag in der Cashflow-Berechnung des BÖHLER-UDDEHOLM Konzerns. Zur Methodik ist festzuhalten, dass die Effekte aus Konsolidierungskreis-Veränderungen als Nettogröße im Cashflow aus der Investitionstätigkeit ausgewiesen werden und somit aus der Entwicklung der übrigen Einzelposten eliminiert wurden.

Der Cashflow aus dem Ergebnis in Höhe von 433,0 m€ (Vorjahr: 330,6 m€) zeigte ergebnisbedingt einen Anstieg um 31,0 %. Neben dem Jahresüberschuss stellte die Entwicklung der langfristigen Rückstellungen (-4,9 m€) – insbesondere Pensions- und Abfertigungsrückstellungen – sowie der aktiven Steuerlatenzen (10,3 m€) wesentliche Einflussgrößen dar.

Die maßgeblichen Treiber in der Überleitung zum Cashflow aus der Betriebstätigkeit in der Höhe von 237,1 m€ (Vorjahr: 247,9 m€) bildeten die oben beschriebenen Komponenten des Nettoumlaufvermögens, wobei insbesondere die Entwicklung der Vorräte (-184,9 m€) als auch die Entwicklung der Kundenforderungen (-82,6 m€) den Cashflow belasteten. Ein leicht gegenläufiger Effekt ergab sich aus dem Anstieg der Lieferantenverbindlichkeiten im Ausmaß von 25,6 m€.

Der Cashflow aus der Investitionstätigkeit in der Höhe von -206,4 m€ (Vorjahr: - 210,0 m€) wird wesentlich von den strategischen Investitionsprojekten in Österreich (Ausbauprogramm Sonderstahlwerk und Inbetriebnahme der Spindelpresse), in China (Errichtung einer Produktionsstätte für Schweißzusatzwerkstoffe) sowie in Brasilien (Hochfahren des Walzwerks) geprägt. In Sachanlagen wurden auf konsolidierter Basis 195,6 m€ (Vorjahr: 215,6 m€) investiert, die Zugänge zu den immateriellen Vermögensgegenständen betrugen 8,9 m€ im Vergleich zu 5,9 m€ im Vorjahr.

Im Bereich der immateriellen Vermögensgegenstände sind die gestiegenen Zugänge auf den Umstand zurückzuführen, dass im Geschäftsjahr 2006 lediglich ein akquisitionsbedingter Firmenwert für die Kaufpreisnachzahlung für Avesta Welding AB in Höhe von 0,9 m€ aktiviert wurde. Im Kalenderjahr 2007 wurden im Wesentlichen Firmenwerte für Simonds Industries Ibérica S.A., Barcelona, von 1,1 m€ und Uddeholm Tooling C.I.S., St. Petersburg, von 0,3 m€ eingestellt. Ein Firmenwert aus der Übernahme der Aktivitäten der südafrikanischen Bearbeitungs- und Servicegesellschaft RORIS Engineering (Pty) Ltd. in Höhe von 0,2 m€ wurde bereits im Einzelabschluss aktiviert.

Im Cashflow aus der Finanzierungstätigkeit (-55,1 m€; Vorjahr: -32,8 m€) zeigten sich zwei maßgebliche Faktoren: Zum einen ist darin die Dividendenausschüttung der BÖHLER UDDEHOLM AG für das Geschäftsjahr 2006 in Höhe von 104,6 m€ enthalten, zum anderen stieg die Kreditverschuldung um 90,1 m€ an.

INVESTITIONEN

BÖHLER-UDDEHOLM hat seine Investitionsaktivitäten in den letzten Jahren deutlich intensiviert, um der gestiegenen Nachfrage gerecht zu werden bzw. die damit verbundenen Kapazitätsengpässe in der Produktion zu beseitigen. Zusätzlich wurde die Vertriebsorganisation stetig erweitert sowie die Bearbeitungs- und Wärmebehandlungskapazität weltweit erhöht. Im abgelaufenen Kalenderjahr wurden 211,0 m€ investiert. Dies entspricht nach 2006, wo 223,5 m€ aufgewendet wurden, dem zweitgrößten Investitionsvolumen, das BÖHLER-UDDEHOLM bisher abgewickelt hat. Folgende Projekte haben dabei das Investitionsgeschehen maßgeblich beeinflusst:

Das größte Einzelprojekt war die Errichtung eines neuen Walzwerkes am brasilianischen Standort Sumaré bei Villares Metals S.A. in der Division High Performance Metals. Die mit einem Investitionsaufwand von rund 50 m€ errichtete Anlage wurde im März 2007 termingerecht in Betrieb genommen. Im Vollbetrieb wird dieses neue Mehrlinienwalzwerk eine Kapazität von knapp 50.000 t pro Jahr aufweisen, was gegenüber der bisherigen Anlage einer Steigerung von rund 50 % entspricht. Die Investition bildete auch die Grundlage für die Konzentration der Walzaktivitäten am Standort Sumaré; der bisher zweite Produktionsstandort von Villares Metals S.A. in Sorocaba wurde im Dezember des letzten Jahres geschlossen.

Darüber hinaus wurden in der Division High Performance Metals am Standort Kapfenberg im Frühjahr 2007 eine weitere Elektro-Schlacke-Umschmelzanlage (ESU) installiert und die erste Ausbaustufe der Erweiterung des Sonderstahlwerks abgeschlossen. Diese Investitionen ermöglichen der Division eine Kapazitätsausweitung bei der Herstellung von Spezialwerkstoffen. Diese Spitzenqualitäten werden insbesondere von Flugzeugherstellern und von der Energiewirtschaft nachgefragt.

Die Division Welding Consumables errichtete eine Produktionsstätte zur Erzeugung von Schweißzusatzwerkstoffen in China. Der Betrieb wird bei einer Kapazität von rund 7.000 t pro Jahr Schweißmaterialien herstellen (Fülldrähte, Massivdrähte und Stabelektroden), die besonders in dieser Region einen wachsenden Absatz finden und zudem kostengünstiger als in Europa gefertigt werden können.

In der Division Precision Strip wurden im Jahr 2007 20,3 m€ investiert, wobei die Mittel insbesondere zur Modernisierung der Produktionsstandorte in Österreich, Deutschland und Schweden verwendet wurden. Darüber hinaus wurde zur Erhöhung der Eigenstromversorgung an der Ybbs ein Kleinkraftwerk errichtet.

In der Division Special Forgings wurde am Standort Kapfenberg eine zweite Spindelpresse errichtet und in Betrieb genommen. Das Investitionsvolumen betrug rund 27 m€. Mit dieser weltweit größten Spindelpresse kann die Division das Produktionsvolumen von Schmiedeteilen für die Flugzeugindustrie steigern und die Produktpalette wesentlich erweitern.

RISIKO- UND CHANCENMANAGEMENT

Die Konzerngesellschaften der BÖHLER-UDDEHOLM AG sind im Rahmen ihrer Geschäftstätigkeit mit Risiken konfrontiert, die ein systematisches und kontinuierliches Risikomanagement im gesamten Konzern erforderlich machen. Bereits 2005 wurde daher MORE@BU© (Management of Opportunities and Risks Enterprise-wide), das Risiko- und Chancenmanagement bei BÖHLER-UDDEHOLM, eingeführt. Die Zielsetzungen sind:

- Mit dem systematischen Managen von Risiken und Chancen will der Konzern für seine Stakeholder einen Beitrag zum nachhaltigen Unternehmenserfolg leisten.
- MORE@BU beschränkt sich nicht nur auf finanzielle oder versicherbare Risiken, sondern schließt alle mit der Geschäftstätigkeit verbundenen Chancen und Risiken ganzheitlich ein.
- BÖHLER-UDDEHOLM fördert gezielt die offene Kommunikation über bestehende Chancen und Risiken.
- Der Konzern versucht nicht, alle Risiken zu vermeiden, sondern schafft Handlungsspielräume, die ein bewusstes und dokumentiertes Umgehen mit Risiken ermöglichen.
- Durch diesen kontrollierten Umgang mit Chancen und Risiken erwartet sich BÖHLER-UDDEHOLM Wettbewerbsvorteile.

MORE@BU folgt einem klar definierten Prozess, der in allen wesentlichen Punkten dem COSO ERM entspricht. Dieses Enterprise-wide Risk Management wurde in den USA und in Kanada von Experten in Zusammenarbeit mit Unternehmen über mehrere Jahre zu einem internationalen Standard entwickelt. Entsprechend diesem holistischen Ansatz werden die Unternehmensprozesse im MORE@BU- Ereigniskatalog in interne, das sind Führungsprozesse, Kernprozesse und Unterstützende Prozesse sowie in externe chancen- und risikorelevante Ereigniskategorien eingeteilt.

Im Rahmen des MORE@BU wurden 153 Ereigniskategorien beschrieben, die von leitenden Managern der operativen Gesellschaften in Bezug auf ihre Ergebnisrelevanz bewertet werden. In einem EDV-unterstützten Prozess werden die wesentlichsten Risiken und Chancen von den Managern der Konzerngesellschaften identifiziert, quantitativ und qualitativ bewertet und anschließend nach Priorität gereiht. Zu den Ereignissen mit den höchsten Risiken und Chancen werden konkrete Maßnahmenpläne erarbeitet. Die Bewertungsergebnisse und die beschlossenen Maßnahmen werden für jede Konzerngesellschaft in einem Bericht zusammengefasst und dem für die jeweilige Division zuständigen Vorstand zur Kenntnis gebracht. Darüber hinaus werden die konsolidierten Divisions- und Konzernergebnisse dem gesamten Vorstand und dem Aufsichtsrat der BÖHLER-UDDEHOLM AG berichtet.

© MORE@BU ist eine geschützte Marke der BÖHLER UDDEHOLM AG.

MORE@BU Ergebnisse 2007.

Im Berichtsjahr wurde das Risiko- und Chancenmanagement MORE@BU in 56 Konzerngesellschaften durchgeführt. Diese Unternehmen erwirtschaften mehr als 90 % des Konzernumsatzes und etwa 95 % des Konzern-EBITs. Insgesamt waren 352 Führungskräfte der operativen Gesellschaften in den Prozess eingebunden. 36 Risikomanager wurden bereits mit der Methodik des MORE@BU vertraut gemacht und erheben gemäß dem „Train-the-Trainer"-Prinzip die Chancen und Risiken in den Gesellschaften vor Ort. Bei diesen Workshops werden auch Maßnahmen zur Risikoreduzierung und Chancenhebung erarbeitet.

Von 2005 bis 2007 wurden im Rahmen des MORE@BU© insgesamt 2.415 Maßnahmen zur Risikoreduzierung und Chancenhebung beschlossen. Davon sind 785 in den Gesellschaften bereits vollständig implementiert, 1.607 befinden sich noch in Umsetzung und nur 23 Maßnahmen wurden aufgrund von geänderten Rahmenbedingungen abgebrochen.

MORE@BU Implementierung nach Division

(Basis: 56 Konzerngesellschaften)

High Performance Metals	66,0 %
Welding Consumables	20,0 %
Precision Strip	7,0 %
Special Forgings	3,5 %
Sonstige	3,5 %

GESCHÄFTSRISIKEN

Im Kalenderjahr 2007 war BÖHLER-UDDEHOLM mit den folgenden wesentlichen internen und externen Einzelrisiken konfrontiert:

Interne Risiken / Führungsprozesse.

Expansionsstrategie und Akquisitionen.

Die Expansion durch organisches Wachstum ist bei BÖHLER-UDDEHOLM mit zahlreichen Investitionen in das Kerngeschäft der Divisionen verbunden. Neben der generellen Fokussierung auf den Ausbau der kundennahen Dienstleistungen (vor allem Wärmebehandlung und Anarbeitung) werden immer wieder auch große Investitionsvorhaben an den Produktionsstandorten weltweit getätigt. Die damit verbundenen Risiken sind der Konzernleitung bewusst, weshalb besonders darauf geachtet wird, dass erfahrene Manager die Investitionsmaßnahmen vor Ort begleiten. Zusätzlich kann durch regelmäßige Berichterstattung rasch auf ungeplante Entwicklungen reagiert werden.

Darüber hinaus verfolgt BÖHLER-UDDEHOLM eine Wachstumsstrategie, die auch in Zukunft Akquisitionen wahrscheinlich macht. Da die Anzahl der potenziellen Übernahmeziele begrenzt ist, könnten darunter auch Unternehmen sein, die aufgrund ihrer Größe oder Struktur einen wesentlich höheren Integrationsaufwand erfordern, als dies bei bisherigen Zukäufen gegeben war.

Aufgrund der Erfahrungen, die schon in der Vergangenheit mit dem Erwerb und der Integration von Unternehmen gemacht wurden, ist sich der Vorstand bewusst, dass der Erfolg von Akquisitionen vom Einsatz ausreichender Managementkapazitäten ebenso abhängt wie von der Verfügbarkeit der notwendigen finanziellen Ressourcen.

Strategieumsetzung und Strategieanpassung.

Die Umsetzung der von den einzelnen Divisionen verfolgten Strategien verlief im Kalenderjahr planmäßig. Dennoch ist sich der Vorstand bewusst, dass jederzeit Umstände eintreten könnten, die Änderungen in der strategischen Ausrichtung erforderlich machen. Obwohl derzeit nicht absehbar, ist darauf hinzuweisen, dass grundlegende Strategieanpassungen vorübergehend negative Auswirkungen auf die Ergebnisentwicklung haben könnten.

Altlasten.

Wie bei allen Stahlherstellern, mit deren Produktion in der Vergangenheit möglicherweise umweltrelevante Auswirkungen verbunden waren, kann es auch auf den Betriebsgeländen des BÖHLER-UDDEHOLM Konzerns Altlasten geben. Deshalb unterliegen die Betriebsstätten an den Standorten Kapfenberg (Österreich), Meerbusch/Düsseldorf (Deutschland), Wetzlar (Deutschland) und Sumaré (Brasilien) einer laufenden eigenen sowie behördlichen Beobachtung und Kontrolle.

Strategische Partnerschaften.

Wie in den Kernprozessen unter „Kundenstruktur" erläutert, bestehen in einigen Divisionen größere Abhängigkeiten zu Geschäftspartnern. Durch Bildung strategischer Partnerschaften versucht das Management die damit verbundenen Risiken (Verlust von Großkunden, Preisdiktat von Lieferanten) zu verringern.

Interne Risiken / Kernprozesse.

Kosten & Zeitdauer der Produktion und Leistungserstellung.

Die Konzerngesellschaften der BÖHLER UDDEHOLM AG stehen in scharfem Wettbewerb mit Anbietern aus aller Welt und obwohl seit vielen Jahren ein aktives Kostenmanagement betrieben wird, besteht ein andauernder Druck zu weiteren Kostensenkungen.

Das Management ist überzeugt, dass die in den Unternehmen eingerichteten kontinuierlichen Verbesserungsprogramme ausreichen, um den Wettbewerbern weiterhin erfolgreich Paroli bieten zu können.

Verfügbarkeit und Funktionstüchtigkeit von Produktionsanlagen.

Die anhaltend starke Nachfrage nach Produkten des BÖHLER-UDDEHOLM Konzerns hatte im Kalenderjahr eine außerordentlich hohe Auslastung der Produktionsanlagen zur Folge. Damit steigt naturgemäß auch das Ausfallsrisiko. Die im vergangenen Jahr in Betrieb genommenen Investitionen wie etwa die zweite Spindelpresse am Standort Kapfenberg, das neue Walzwerk bei Villares Metals S.A. und der Umstand, dass nach den Akquisitionen der vergangenen Jahre verschiedene Produkte gleichzeitig an mehreren Standorten gefertigt werden können, mindern dieses Risiko. Das Management ist deshalb überzeugt,

dass auch ein längerfristiger Ausfall von einzelnen Aggregaten das Konzernergebnis nicht erheblich beeinträchtigen würde.

Kundenstruktur.

In den Divisionen Precision Strip und Special Forgings (Umsatzanteil 16,3 %) bestehen Absatzstrukturen, die Abhängigkeiten von einzelnen Großkunden mit sich bringen. Da der Verlust wichtiger Kunden die Umsatz- und Ergebnissituation dieser Divisionen spürbar beeinträchtigen könnte, ist das Management besonders bemüht, die betreffenden Kundenbeziehungen zu festigen und durch Bildung von strategischen Partnerschaften langfristig abzusichern.

Externe Risiken.

Marktveränderung.

BÖHLER-UDDEHOLM ist vorwiegend in hochspezifischen Produktsegmenten der Edelstahlbranche tätig und daher nicht im gleichen Umfang wie andere Stahlerzeuger zyklischen Absatzschwankungen ausgesetzt. Dennoch wird ein beträchtlicher Teil des Umsatzes mit Kunden erwirtschaftet, deren Geschäftsentwicklung stark vom Auf und Ab der Konjunkturzyklen betroffen ist. Darunter fallen beispielsweise die Automobilproduzenten, die Maschinenbauindustrie, die Flugzeughersteller, die Erzeuger von Konsumartikeln und der Anlagenbau für die Energieerzeugung. Derzeit ist die Nachfrage nach Produkten der BÖHLER-UDDEHOLM Gruppe außerordentlich hoch. Nach Expertenmeinungen ist in nächster Zukunft mit einer guten Konjunktur zu rechnen. Dennoch ist sich das Management bewusst, dass rückläufige Umsätze in diesen Abnehmerbranchen ein hohes Risiko darstellen und negative Auswirkungen auf die Absatzmöglichkeiten von Produkten des BÖHLER-UDDEHOLM Konzerns haben können.

Preis- und Margenveränderungen.

Zur Erzeugung von Edelstählen wird neben Schrott eine Reihe von Legierungsmetallen eingesetzt, wie etwa Chrom, Nickel, Vanadium, Molybdän oder Wolfram. Diese Rohstoffe unterliegen starken Preisschwankungen. Im Berichtsjahr lagen die Preise für diese Materialien auf hohem Niveau. Preisschwankungen bei Legierungsmetallen können zu einem erheblichen Teil über so genannte Legierungspreisanhänger an die Kunden weitergegeben werden. Außerdem sind der Preis für Nickel, der an der Londoner Metallbörse (LME) gehandelt wird, sowie die ebenfalls bedeutsamen Preise für Strom, Gas und Öl bei BÖHLER-UDDEHOLM zu einem erheblichen Teil über Termin- und Optionsgeschäfte gesichert. Dennoch können starke Preisausschläge bei Legierungselementen und Energie einen negativen Einfluss auf die Ergebnissituation der Unternehmensgruppe haben.

Währungsschwankungen.

Die Fremdwährungsrisiken, die sich aus der weltweiten Ein- und Verkaufstätigkeit ergeben, werden systematisch erfasst und unter Einsatz geeigneter Sicherungsinstrumente eliminiert oder begrenzt. Neben den Kursrisiken, die sich aus Forderungen und Verbindlichkeiten im Zusammenhang mit Lieferungen und Leistungen ergeben, unterliegen auch Währungsrisiken aus anderen Bilanzpositionen (wie etwa Fremdwährungskredite) einer laufenden Kontrolle und werden bei Bedarf abgesichert. Während die kurzfristigen Wechselkursschwankungen im Rahmen des vorerwähnten Währungsmanagements im Konzern gehedgt werden, führt die anhaltende Abwertung des US-Dollar, verbunden mit dem Anstieg des Außenwertes des Euros, zu einer Verschlechterung der Wettbewerbssituation gegenüber Konkurrenten mit Produktionen in den USA oder in anderen vom US-Dollar dominierten Volkswirtschaften. Um dieser Entwicklung entgegenzutreten, werden seitens des Managements routinemäßig Kurssicherungsinstrumente eingesetzt. Im Hinblick auf den US-Dollar-Bedarf des voestalpine Konzerns wird der US-Dollar-Überschuss, der aus dem Exportgeschäft der BÖHLER-UDDEHOLM Gesellschaften entsteht, zukünftig im Gesamtkonzern genettet.

Die Aufwertung des Brasilianischen Real gegenüber dem Euro und insbesondere dem US-Dollar hat im Kalenderjahr das Ergebnis von Villares Metals S.A. negativ beeinflusst. Um die Handlungsfähigkeit dieser Gesellschaft sowie anderer Konzerngesellschaften in potenziell instabilen Volkswirtschaften auch in Krisensituationen sicherzustellen, wird insbesondere auf eine ausreichend hohe Eigenkapitalausstattung dieser Unternehmen geachtet.

Elementarereignisse, Haftpflicht und Betriebsunterbrechung.

Die Vermögenswerte der einzelnen Unternehmen sind entweder lokal oder im Rahmen einer Konzern-Polizze versichert. Abgedeckt sind auch Schadensfälle, die in Folge von Betriebsunterbrechungen nach Elementarschäden auftreten könnten. Im Rahmen der Haftpflichtversicherung sind neben der Unternehmenshaftpflicht auch die Produkthaftpflicht sowie Umweltrisiken versichert. Zusätzlich deckt eine konzernweite Marine- und Cargoversicherung die Transportrisiken.

FORSCHUNG UND ENTWICKLUNG

Der Aufwand für Forschung und Entwicklung (F&E) in der BÖHLER-UDDEHOLM Gruppe erhöhte sich im Kalenderjahr 2007 von 20,6 m€ um 32,5% auf 27,3 m€. Dieser Betrag teilt sich wie folgt auf die vier Konzerndivisionen auf: High Performance Metals 16,4 m€, Welding Consumables 5,2 m€, Precision Strip 2,0 m€ und Special Forgings 2,5 m€.

Zum Jahresende 2007 verfügten die Böhler Uddeholm Unternehmen über insgesamt 949 Patente und Patentanmeldungen; dies ist um 10,2 % mehr als im Vergleichsjahr. BÖHLER-UDDEHOLM investiert rund 10% der gesamten F&E-Aufwendungen in langfristig orientierte strategische Forschungsprojekte und etwa 90 % in kurz- und mittelfristige Projekte zur Verbesserung von Produkten und Produktionsprozessen.

Mehr als 160 Forscher sind in den Produktionsgesellschaften des Konzerns tätig.

Im Juni 2007 fand eine internationale voestalpine Forschertagung statt, an der weit über 200 Mitarbeiter aus den F&E-Bereichen von voestalpine und BÖHLER-UDDEHOLM - die gemeinsam über ein Forschungsbudget von rund 100 m€ verfügen – teilnahmen. Dabei wurde BÖHLER-UDDEHOLM als neue Division des voestalpine-Konzerns in den konzernalen voestalpine R&D-Board aufgenommen, der die Forschungs- und Entwicklungsaktivitäten der Gesamtgruppe koordiniert und neue strategischen F&E - Ziele festlegt.

Durch die Integration der BÖHLER-UDDEHOLM Gruppe in den voestalpine Konzern bündeln zwei der innovativsten Unternehmen ihrer Branche künftig ihre Forschungs- und Entwicklungskompetenzen. Mit einem gemeinsamen F&E Budget 2007 von rund 100 m€ werden neue Dimensionen erreicht. Die Integration der BÖHLER-UDDEHOLM Gruppe in die Forschungsorganisation des voestalpine Konzerns, die Entwicklung gemeinsamer F&E-Schwerpunkte und die Festlegung der künftigen Entwicklungszusammenarbeit standen im Mittelpunkt der internen Aktivitäten. Die Integration ist sehr erfolgreich und schlägt sich bereits in konkreten F&E Projekten nieder.

Sehr erfreulich und für die erfolgreiche langfristige Entwicklung der F&E Aktivitäten der BÖHLER-UDDEHOLM Gruppe von erheblicher Bedeutung ist das Ergebnis der von der österreichischen Bundesregierung im September abgeschlossenen Ausschreibung für das neu initiierte Forschungsförderprogramm „COMET", dessen Gesamtvolumen über die nächsten Jahre bei mehreren 100 m€ liegt. Hier ist BÖHLER-UDDEHOLM an insgesamt drei von elf vergebenen „K1"- und „K2"-Projekten maßgeblich beteiligt. Die zentralen Vorhaben liegen in den Bereichen Werkstoffentwicklung, Metallurgie und Mechatronik.

Im Zusammenhang mit der Einbindung der BÖHLER-UDDEHOLM Gruppe in den voestalpine Konzern standen die Zusammenarbeit der beiden Unternehmen im F&E Bereich, künftige gemeinsame Projekte sowie die möglichen Synergien im Mittelpunkt der Diskussionen. Sowohl voestalpine als auch BÖHLER-UDDEHOLM weisen einen seit Jahren stark steigenden Forschungsaufwand sowie eine internationale Spitzenstellung bei Produkt- und Technologieinnovationen auf, so dass sich aus der Zusammenführung für beide Unternehmen erhebliche Zusatzperspektiven im F&E- und Innovationsbereich ergeben.

PERSONAL

Im Kalenderjahr 2007 erhöhte sich die Anzahl der MitarbeiterInnen im BÖHLER-UDDEHOLM Konzern von 14.324 um 6,2 % auf 15.217 Beschäftigte weltweit. Dieser Zuwachs resultierte im Wesentlichen aus verstärkten Vertriebsaktivitäten in mehreren Wachstumsmärkten. Zusätzlich waren in der Berichtsperiode insgesamt 493 Lehrlinge in Ausbildung im Vergleich zu 413 Lehrlingen im Geschäftsjahr 2006.

Mitarbeiterstand nach Region	**2007**	**2006**
Österreich	4.275	4.094
Deutschland	3.017	2.860
Schweden	1.449	1.379
Übriges Europa	1.739	1.687
Nordamerika	783	598
Brasilien	1.787	1.774
Übriges Südamerika	316	298
China	690	541
Übriges Asien	745	723
Australien, Afrika	416	370
Gesamt	**15.217**	**14.324**

UMWELTSCHUTZ UND NACHHALTIGKEIT

Im BÖHLER-UDDEHOLM Konzern werden die dezentralen Umwelt-, Qualitäts- sowie Arbeitsschutz- und Sicherheitsmanagementsysteme systematisch zu einem gemeinsamen Managementsystem integriert. Die Vorteile des integrierten Managementsystems liegen vor allem in einer fokussierten Prozessorientierung sowie in einer einfachen und benutzerfreundlichen Dokumentation. Diesem Trend zu integrierten Managementsystemen entsprechend wird im BÖHLER-UDDEHOLM Intranet ein eigener Bereich Generic Management als Kommunikationsplattform aufgebaut. Auf dieser Plattform können grundlegende und wichtige Informationen zwischen den Umwelt-, Qualitäts- und Sicherheitsmanagern ausgetauscht werden. Beim betrieblichen Umweltmanagement im BÖHLER-UDDEHOLM Konzern stehen im Wesentlichen fünf Aspekte im Vordergrund:

- Luftreinhaltung
- Gewässerschutz
- Abfallentsorgung
- Energieeinsparung
- Lärmbekämpfung.

Dabei haben die hohen europäischen Standards in diesen Bereichen auch an allen anderen Konzernstandorten in den aufstrebenden Märkten Brasilien und China Gültigkeit. Auch in diesen Ländern wird die Einhaltung von Umweltschutzauflagen von den Behörden streng geprüft und Verstöße mit empfindlichen Strafen belegt. In der brasilianischen Tochtergesellschaft Villares

Metals S.A., Sumaré, wurde die Zertifizierung des Umweltmanagementsystems gemäß ISO 14001 plangemäß im Jahr 2007 abgeschlossen.

In der Division Edelstahl wurde im Oktober 2007 bei der Böhler Edelstahl GmbH & Co KG ein neues Sonderstahlwerk mit zwei Vakuum-Lichtbogenöfen und einer Druck-Elektro-Schlacke-Umschmelzanlage in Betrieb genommen. Beim Bau dieser Anlagen und der dazugehörigen Halle wurde der neueste Stand der Technik in Bezug auf Wärmerückgewinnung und Umweltschutz berücksichtigt. Bei der Böhler Schmiedetechnik GmbH & Co KG konnte die Hochfahrphase der, gegenüber der alten Spindelpresse, energiesparenderen neuen Spindelpresse im Herbst 2007 abgeschlossen werden. Diese Presse ist mit ihrer 35.500 t Presskraft die größte Spindelpresse der Welt.

An den europäischen Standorten Kapfenberg (Österreich), Hagfors (Schweden) und Wetzlar (Deutschland) gilt für die Anlagen der Stahlproduktion und die Verbrennungsanlagen die Emissionshandelsrichtlinie der EU. In der ersten Handelsperiode wurde den Konzerngesellschaften Böhler Edelstahl GmbH & Co KG, Uddeholm Tooling AB und Buderus Edelstahl GmbH rund 100.600 t CO2 Emissionszertifikate pro Jahr zugeteilt. Von der österreichischen und deutschen Regierung wurde die Menge der benötigten Zertifikate für unsere Gesellschaften zu gering eingeschätzt. Aufgrund des starken Wachstums mussten beide Gesellschaften im Berichtsjahr Emissionszertifikate in geringem Umfang zukaufen.

Im Jahr 2007 wurde die Zuteilung von Emissionszertifikaten für die zweite Handelsperiode 2008 bis 2012 mit den nationalen Behörden nach Vorgaben der EU verhandelt. Sowohl die Böhler Edelstahl GmbH & Co KG als auch die Uddeholm Tooling AB erwarten mit den zugeteilten Emissionsrechten für die Stahlerzeugung und Verbrennungsanlagen das Auslangen zu finden. In Deutschland wurden den Edelstahlwerken zu geringe Emissionszertifikate zugeteilt. Bei einer geplanten maximalen Kapazitätsauslastung hat Buderus Edelstahl GmbH einen Zusatzbedarf an Zertifikaten von rund 33.000 t für die gesamte Handelsperiode. Falls die Stahlwerkskapazität erhöht wird, können zusätzliche Emissionszertifikate beantragt werden. Aufgrund der erfolgten und der noch zu erwarteten Zuteilungen in der zweiten Handelsperiode besteht aus heutiger Sicht für die BÖHLER-UDDEHOLM Gruppe nur ein geringer Zukaufsbedarf von weniger als 10.000 t p.a. an Emissionszertifikaten. Wir erwarten daher wegen der geringen Menge, der derzeitigen Verfügbarkeit und aktuellen Preisentwicklung der Zertifikate keine wesentlichen wirtschaftlichen Auswirkungen auf unsere Stahlproduktion.

Die Mitarbeiter in der Stahl- und Edelstahlproduktion sind besonderen Gefahren und Belastungen ausgesetzt. Diese wurden durch Mechanisierung und Automatisierung sowie durch zahlreiche Investitionen in den Arbeitsschutz verringert. Trotzdem werden laufend weitere Maßnahmen wie intensive Sicherheitsschulungen und Trainings durchgeführt, damit die Anzahl der Unfälle weiter reduziert wird. Auch die Organisation des Sicherheits- und Arbeitsschutzmanagements wird auf dem neuesten Stand gehalten und auch Inputs sowie internationale Benchmarks vom International Iron and Steel Institute (IISI) und vom Stahlinstitut VDEh werden genutzt.

AUSBLICK 2008/09

Die Weltwirtschaft wird sich 2008 abschwächen, soll aber insgesamt doch in einer stabilen Verfassung bleiben. Die Risiken für eine weitere Verlangsamung des globalen Wirtschaftswachstums sind allerdings gestiegen:

- Von der Finanzmarktkrise könnten Belastungen für die Realwirtschaft ausgehen und diese nachhaltig negativ stimulieren.
- In den USA ist bereits eine deutliche Abschwächung des Wirtschaftwachstums gegeben und Rezessionsängste nehmen immer mehr zu.
- Auch der schwache US-Dollar und die hohen Rohstoffpreise könnten die Weltkonjunktur weiter in Mitleidenschaft ziehen.

Anderseits wird die Weltwirtschaft jedoch gestützt durch:

- die hohe Dynamik in den asiatischen Schwellenländern und in den zahlreichen Rohstoff exportierenden Staaten,
- einer doch soliden Wachstumsbasis im EU-Raum
- sowie die gute Verfassung der Fundamentaldaten in den Unternehmen der Realwirtschaft.

In den wichtigsten relevanten Abnehmerbranchen der Division Edelstahl wird mit folgendem wirtschaftlichen Umfeld gerechnet:

Die Automobilindustrie zeigt regional eine stark unterschiedliche Entwicklung:

Während sich die US-Automobilindustrie mit Rückgängen in Produktion und im Absatz in der Dauerkrise befindet, zeichnet Westeuropa und Japan ein relativ stabiles Niveau aus. Zuwächse werden vor allem in Asien und Osteuropa erwartet. In den Bereichen Energietechnik, Ölfeldausrüstung und Chemie kann weiterhin von einem starken und nachhaltigen Wachstum ausgegangen werden. Auch die Luftfahrtindustrie lässt eine starke Nachfrage in den nächsten Jahren erwarten. Etwas verhaltener wird hingegen die Entwicklung auf dem Elektroniksektor und in der Bauindustrie eingeschätzt.

Ungeachtet dessen wird Böhler-Uddeholm seine Anstrengungen bei den Kosteneinsparungen und bei der Produktivitätssteigerung konsequent fortsetzen. Das strategische Investitionsprogramm der Gruppe wird Schritt für Schritt umgesetzt und vom neuen Mehrheitseigentümer voestalpine AG unterstützt. Nachdem im Kalenderjahr 2007 211 m€ investiert wurden, soll dieser Wert im kommenden Jahr auf etwa 300 m€ weiter erhöht werden. Dabei liegt ein besonderer Schwerpunkt auf der Ausweitung der Freiformschmiede-Kapazität in der gesamten Gruppe, um das Marktwachstum in diesem Bereich erfolgreich begleiten zu können.

Das Management der Böhler-Uddeholm AG erwartet einen guten Start in das Jahr 2008 und eine unverändert positive Entwicklung des Geschäftsverlaufes in allen vier Divisionen der Gruppe. Dennoch ist festzuhalten, dass in den kommenden Quartalen mit einer steigenden Unsicherheit in mehreren Bereichen zu rechnen ist: Die Legierungspreise werden voraussichtlich einer weiter zunehmenden Volatilität ausgesetzt bleiben. Auch bei den Währungsparitäten ist in den kommenden Monaten kaum mit einer Entspannung zu rechnen. Schließlich könnte auch die Unsicherheit in der Einschätzung der allgemeinen Entwicklung der Weltwirtschaft zu gedämpften Konjunkturerwartungen in der Stahl- und Edelstahlindustrie führen.

Wien, 20. Februar 2008

Der Vorstand:

Claus J Raidl e.h. Horst Königslehner e.h.

Franz Rotter e.h. Heimo Stix e.h.

BILANZ ZUM 31. DEZEMBER 2007
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

Aktiva:

	Anhang-Nr.	31.12.2007 €	31.12.2006 k€
A. Anlagevermögen:			
I. Immaterielle Vermögensgegenstände	(1)	735.216,87	1.141,9
II. Sachanlagen	(1)	620.240,80	587,60
III. Finanzanlagen	(1)	724.547.954,68	623.929,1
		725.903.412,35	**625.658,6**
B. Umlaufvermögen:			
I. Forderungen und sonstige Vermögensgegenstände	(2)	317.662.319,02	347.922,3
III. Kassenbestand, Guthaben bei Kreditinstituten		7.273.365,08	7.474,7
		324.935.684,10	**355.397,0**
C. Rechnungsabgrenzungsposten	(3)	**1.001.926,55**	**1.382,1**
		1.051.841.023,00	**982.437,7**

Passiva:

	Anhang-Nr.	31.12.2007 €	31.12.2006 k€
A. Eigenkapital:			
I. Grundkapital	(4)	102.000.000,00	102.000,0
II. Kapitalrücklagen	(5)	293.667.571,41	293.667,6
III. Andere freie Gewinnrücklagen	(6)	128.940.771,21	128.940,8
IV Bilanzgewinn		37.895.063,55	106.157,6
davon Gewinnvortrag		*1.607.652,14*	*251,9*
		562.503.406,17	**630.766,0**
B. Unversteuerte Rücklagen	(7)	**255.357,80**	**255,4**
C. Rückstellungen:	(8)		
1. Rückstellungen für Abfertigungen		4.277.268,00	3.850,5
2. Rückstellungen für Pensionen		20.486.149,00	15.906,9
3. Steuerrückstellungen		12.577.644,84	5.328,0
4. Sonstige Rückstellungen		7.908.144,69	6.544,7
		45.249.206,53	**31.630,1**
D. Verbindlichkeiten	(9)	**443.833.052,50**	**319.786,2**
E. Rechnungsabgrenzungsposten		**0,00**	**0,0**
		1.051.841.023,00	**982.437,7**
Haftungsverhältnisse	(11)	**771.410.158,00**	**737.004,2**

GEWINN- UND VERLUSTRECHNUNG 2007 DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	Anhang-Nr.	31.12.2007 €	31.12.2006 €
1. Umsatzerlöse	(12)	8.010.730,97	6.286.211,57
2. Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	(13)	-29.452.212,42	-22.700.005,92
3. Bruttoergebnis vom Umsatz		**-21.441.481,45**	**-16.413.794,35**
4. Sonstige betriebliche Erträge	(14)	207.042,60	995.128,33
5. Vertriebskosten	(15)	-1.799.601,29	-1.166.115,49
6. Verwaltungskosten	(16)	-5.407.218,39	-4.344.287,37
7. Sonstige betriebliche Aufwendungen	(17)	-1.838.632,49	-796.071,25
8. Zwischensumme aus Z 1 bis 7 (Betriebserfolg)		**-30.279.891,02**	**-21.725.140,13**
9. Erträge aus Beteiligungen,	(18)	83.186.271,34	142.767.717,53
davon aus verbundenen Unternehmen		*82.835.547,27*	*142.583.444,84*
10. Erträge aus anderen Wertpapieren des Finanzanlagevermögens	(19)	0,00	196.140,00
11. Sonstige Zinsen und ähnliche Erträge,	(20)	27.883.488,70	20.900.662,77
davon aus verbundenen Unternehmen		*10.048.890,66*	*6.209.287,57*
12. Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens	(21)	10.890.261,18	379.129,80
davon aus verbundenen Unternehmen		*10.890.261,18*	*0,00*
13. Aufwendungen aus Finanzanlagen und Wertpapieren des Umlaufvermögens	(22)	-12.624,06	-12.624,06
14. Zinsen und ähnliche Aufwendungen	(20)	-31.628.306,14	-23.886.547,22
davon aus verbundenen Unternehmen		*-10.513.405,49*	*-6.018.738,89*
15. Zwischensumme aus Z 9 bis Z 14 (Finanzerfolg)		**90.319.091,02**	**140.344.478,82**
16. Ergebnis der gewöhnlichen Geschäftstätigkeit		**60.039.200,00**	**118.619.338,69**
17. Steuern vom Einkommen		-23.751.788,59	-12.713.594,32
18. Jahresüberschuss = Jahresgewinn		**36.287.411,41**	**105.905.744,37**
19. Gewinnvortrag aus dem Vorjahr		1.607.652,14	251.907,77
20. Bilanzgewinn		**37.895.063,55**	**106.157.652,14**

ANHANG 2007

BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

A. ALLGEMEINE ANGABEN

Der Jahresabschluss der BÖHLER-UDDEHOLM AG für das Geschäftsjahr 2007 ist nach den Vorschriften des österreichischen Handelsgesetzbuches aufgestellt. Die Darstellung der Gewinn- und Verlustrechnung erfolgt nach dem Umsatzkostenverfahren. Im Interesse einer klaren Darstellung wurden in der Bilanz und in der Gewinn- und Verlustrechnung einzelne Posten zusammengefasst. Diese Posten sind in den weiteren Abschnitten des Anhangs gesondert aufgegliedert.

Der von der BÖHLER-UDDEHOLM AG als oberstes Mutterunternehmen verpflichtend aufzustellende Konzernabschluss wird zeitgleich mit dem Jahresabschluss der Gesellschaft zum 31. März 2008 (Rumpfwirtschaftsjahr) für den Berichtszeitraum 1. Jänner 2007 bis 31. März 2008 veröffentlicht und beim Firmenbuch des Handelsgerichtes Wien hinterlegt.

Die Gesellschaft ist eine große Kapitalgesellschaft im Sinne des § 221 UGB.

B. BILANZIERUNGS- UND BEWERTUNGSGRUNDSÄTZE

ANLAGEVERMÖGEN

Erworbene **immaterielle Vermögensgegenstände** werden zu Anschaffungskosten bewertet und nach der linearen Methode planmäßig abgeschrieben. Die Abschreibungssätze betragen 20,0 % bzw. 25,0 %. Im Geschäftsjahr 2007 wurden außerplanmäßige Abschreibungen von 148.437,50 € vorgenommen.

Die Bewertung des **Sachanlagevermögens** erfolgt zu Anschaffungs- oder Herstellungskosten, vermindert um planmäßige Abschreibungen, die grundsätzlich nach der linearen Methode ermittelt werden. Außerplanmäßige Abschreibungen waren nicht erforderlich.

Beim abnutzbaren Sachanlagevermögen kommen bei den planmäßigen Abschreibungen folgende Sätze zur Anwendung:

	in %
EDV-Hardware	25,0
Sonstige Büromaschinen	20,0
PKW	25,0
Büroausstattung	12,5
Geringwertige Vermögensgegenstände	100,0

Die Bilanzierung der **Beteiligungen** erfolgt zu Anschaffungskosten oder zum niedrigeren Teilwert.

Wertpapiere und Wertrechte des Anlagevermögens werden zu Anschaffungskosten oder zum niedrigeren Wert am Abschlussstichtag ausgewiesen.

UMLAUFVERMÖGEN

Die Aktivierung der **Forderungen und sonstigen Vermögensgegenstände** erfolgt zu Anschaffungskosten. Erkennbaren Risken wird durch die Bildung entsprechender Wertberichtigungen Rechnung getragen. Fremdwährungsforderungen werden mit dem Devisenmittelkurs des Bilanzstichtages bewertet. Soweit jedoch geschlossene Devisenpositionen aus deckungsfähigen Aktiv- und Passivposten bestehen, erfolgt eine Anpassung auf den höheren bzw. niedrigeren Sicherungskurs. Diese Bewertungsdifferenzen werden in den sonstigen Verbindlichkeiten bzw. aktiven Rechnungsabgrenzungsposten ausgewiesen.

Vom Wahlrecht gemäß § 198 Abs 10 UGB, einen Abgrenzungsposten auf der Aktivseite der Bilanz in Höhe der voraussichtlichen Steuerentlastung nachfolgender Geschäftsjahre einzustellen, wird kein Gebrauch gemacht. Die aktivierbaren latenten Steuern betragen 1.546.367,53 € (Vorjahr: 1.357,7 k€).

RÜCKSTELLUNGEN / VERBINDLICHKEITEN

Die **Rückstellungen für Abfertigungen** werden zum Bilanzstichtag mit dem sich nach versicherungsmathematischen Grundsätzen ergebenden Betrag angesetzt. Dabei wird das Anwartschaftsbarwertverfahren (projected-unit-credit-Methode) mit einem Rechnungszinssatz von 5,25 % p.a. (Vorjahr: 5,0 % p.a.) und unter Einbeziehung eines Dynamiksatzes für künftige Bezugserhöhungen von 3,5 % p.a. (Vorjahr: 2,7 % p.a.) angewendet. Als versicherungsmathematische Rechnungsgrundlagen werden die HEUBECK Richttafeln 1998 herangezogen. Das angenommene Pensionsantrittsalter entspricht den im Allgemeinen Pensionsgesetz 2004 festgelegten Werten. Übergangsbestimmungen für ältere DienstnehmerInnen werden berücksichtigt. Die sich aus der Aufzinsung der Abfertigungsverpflichtungen zum letzten Bilanzstichtag bereinigt um unterjährige Veränderungen des Verpflichtungsumfangs ergebenden Zinsen in Höhe von 169.079,00 € (Vorjahr: 159 k€) wurden im Finanzergebnis ausgewiesen. Die versicherungsmathematischen Ergebnisse aus der Ermittlung der langfristigen Abfertigungsrückstellungen sind im Jahr ihres Entstehens in vollem Umfang ergebniswirksam erfasst. Der versicherungstechnische Verlust aus der Abfertigungsrückstellung beträgt 844.392,00 € (Vorjahr: Gewinn 135,6 k€) und entspricht der Entwicklung der Defined Benefit Obligation.

Die Höhe der **Rückstellungen für Pensionen** wird ebenfalls nach versicherungsmathematischen Grundsätzen nach der Anwartschaftsbarwertmethode (projected-unit-credit-Methode) mit einem Rechnungszinssatz von 5,25 % p.a. (Vorjahr: 5,0 % p.a.) und unter Berücksichtigung eines Dynamiksatzes für künftige Bezugserhöhungen von 3,5 % p.a. (Vorjahr: 2,7 % p.a.) sowie einer Rentenentwicklung von 2,5 % p.a. (Vorjahr: 1,8 % p.a.) ermittelt. Das angenommene Pensionsantrittsalter entspricht den im Allgemeinen Pensionsgesetz 2004 festgelegten Werten. Übergangsbestimmungen für ältere DienstnehmerInnen werden berücksichtigt. Als versicherungsmathematische Rechnungsgrundlagen werden die HEUBECK Richttafeln 1998 herangezogen. Die sich aus der Aufzinsung der Pensionsverpflichtungen zum letzten Bilanzstichtag bereinigt um unterjährige Veränderungen des Verpflichtungsumfangs ergebenden Zinsen in Höhe von 1.436.285,00 € (Vorjahr: 1.427,1 k€) wurden ebenso wie der Erfolg aus

der Veranlagung des Fondsvermögens durch die APK Pensionskasse AG in Höhe von 492.121,00 € (Vorjahr: 411,4 k€) im Finanzergebnis ausgewiesen. Die versicherungsmathematischen Ergebnisse aus der Ermittlung der langfristigen Pensionsrückstellungen sind im Jahr ihres Entstehens in vollem Umfang ergebniswirksam erfasst. Der versicherungstechnische Verlust aus der Pensionsrückstellung beträgt 2.403.831,00 € (Vorjahr: Gewinn 618,5 k€) und entspricht der Entwicklung der Defined Benefit Obligation abzüglich der Entwicklung des vorhandenen Pensionskapitals.

Die **Sonstigen Rückstellungen** beinhalten die bis zur Bilanzaufstellung erkennbaren Risiken und ungewissen Verpflichtungen. Sie sind in der Höhe angesetzt, die nach vernünftiger kaufmännischer Beurteilung notwendig ist. Die unter diesem Posten ausgewiesenen Jubiläumsgeldrückstellungen werden analog zur Abfertigungsrückstellung ebenfalls nach der Anwartschaftsbarwertmethode (projected-unit-credit-Methode) ermittelt. Die im Finanzergebnis ausgewiesenen Zinsen aus der Aufzinsung betragen 10.371,00 € (Vorjahr: 9,1 k€).

Die **Verbindlichkeiten** werden mit ihrem Rückzahlungsbetrag angesetzt. Fremdwährungsverbindlichkeiten werden mit dem Devisenmittelkurs des Bilanzstichtages bewertet. Soweit jedoch geschlossene Devisenpositionen aus deckungsfähigen Aktiv- und Passivposten bestehen, erfolgt eine Anpassung auf den höheren bzw. niedrigeren Sicherungskurs.

C. ERLÄUTERUNGEN ZUR BILANZ

1. ANLAGEVERMÖGEN

Die **Aufgliederung** der in der Bilanz zusammengefassten Anlagenposten und ihre Entwicklung ist im Anlagenspiegel dargestellt.

Die Verpflichtungen aus der Nutzung von in der Bilanz nicht ausgewiesenen Sachanlagen betragen für das Geschäftsjahr 2008 853.408,00 € sowie für die Geschäftsjahre 2008 bis 2012 3.966.856,00 €.

Beteiligungsgesellschaften der BÖHLER-UDDEHOLM AG (ab 20 %):

	Anteil am Kapital in %	Eigenmittel in m€	Jahresüberschuss/ fehlbetrag in m€
1. Verbundene Unternehmen			
Inland			
BÖHLER Edelstahl GmbH & Co KG, Kapfenberg (vormals BÖHLER Edelstahl GmbH, Kapfenberg)	100,000	240,0	77,2
BÖHLER Edelstahl GmbH, Kapfenberg	100,000	0,0	0,0
BÖHLER YBBSTALWERKE GmbH, Böhlerwerk	100,000	7,9	0,8
BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG, Böhlerwerk	100,000	139,8	30,3
BÖHLER-UDDEHOLM Precision Strip GmbH, Wien	100,000	0,1	0,0
BÖHLER-YBBSTAL Profil GmbH, Bruckbach	100,000	8,2	1,6
BÖHLER Schmiedetechnik GmbH & Co KG, Kapfenberg	100,000	35,9	1,4
BÖHLER Schmiedetechnik GmbH, Kapfenberg	100,000	0,1	0,0
BÖHLER Bleche GmbH & Co KG, Mürzzuschlag (vormals BÖHLER Bleche GmbH, Mürzzuschlag)	100,000	41,6	6,6
BÖHLER Bleche GmbH, Mürzzuschlag	100,000	0,0	0,0
BÖHLERSTAHL Vertriebsges.m.b.H., Wien	100,000	2,3	0,5
BÖHLER INTERNATIONAL GmbH, Wien	100,000	6,5	2,3
BÖHLER-UDDEHOLM Immobilien GmbH, Wien 1)	100,000	0,0	0,0
Intesy Business & IT Solutions GmbH, Wien	100,000	6,9	3,3
BÖHLER Wärmebehandlung GmbH, Wien	51,000	0,8	0,1

1) Eigenmittel und Jahresüberschuss zum 31.12.2005

	Anteil am Kapital in %	Eigenmittel in m€	Jahresüber-schuss/ fehlbetrag in m€
Ausland			
VILLARES Metals S.A., Sao Paulo	100,000	228,9	27,0
Uddeholms Aktiebolag, Hagfors	100,000	32,6	-6,6
Böhler AG, Meerbusch	100,000	61,2	4,1
Buderus Edelstahl GmbH, Wetzlar	100,000	88,6	34,3
Buderus Edelstahl Band GmbH, Wetzlar	100,000	46,2	17,7
Buderus Edelstahl Schmiedetechnik GmbH, Wetzlar	100,000	35,9	8,5
Gebrüder Böhler & Co. AG, Wallisellen	99,833	12,0	1,7
Böhler-Uddeholm Italia S.p.A., Mailand	99,250	32,9	3,7
BOHLER-UDDEHOLM HOLDINGS (UK) LIMITED, Oldbury	100,000	14,9	0,0
Bohler Uddeholm (Australia) Pty. Ltd., Sydney	100,000	26,9	1,2
BOHLER UDDEHOLM AFRICA (PTY) LTD, Sandown	100,000	6,9	0,7
BÖHLER Uddeholm B.V., Amsterdam	100,000	7,5	1,0
ACEROS BOEHLER DEL PERU S.A., Lima	95,000	5,3	1,2
ACEROS BOEHLER Uddeholm S.A., Buenos Aires	95,500	6,7	0,9
ACOS BOEHLER-UDDEHOLM DO BRASIL LTDA., Sao Bernardo do Campo	100,000	16,1	2,9
ACEROS BOEHLER DE COLOMBIA S.A.,Bogota	90,390	4,9	0,5
ACEROS BOEHLER DEL ECUADOR S.A., Quito	100,000	0,7	0,2
Böhler-Uddeholm Ibérica S.A., Barcelona	100,000	8,8	1,2
BÖHLER-UDDEHOLM France S.A.S., Mitry Mory	100,000	2,2	0,8
Böhler Kereskedelmi KFT., Dunaharaszti	100,000	6,2	0,4
Böhler Uddeholm CZ s.r.o., Prag	100,000	3,5	0,5
Bohler Uddeholm Polska S.P.Z.O.O., Warschau (vormals Inter Stal Centrum Spòlka z o o., Warschau)	100,000	3,0	0,7
Böhler-Uddeholm SLOVAKIA s.r.o., Martin	100,000	2,5	-0,3
Eschmann Vermögensverwaltung GmbH, Gummersbach	100,000	0,0	0,0
EschmannStahl GmbH & Co.KG, Gummersbach	49,000	17,9	3,6
Böhler Welding Holding GmbH, Düsseldorf (vormals Böhler Thyssen Schweißtechnik GmbH, Düsseldorf)	94,500	61,7	18,8
BÖHLER-UDDEHOLM HÄRTEREITECHNIK GMBH, Meerbusch	100,000	5,1	0,0
Böhler-Uddeholm LLC, Novgorod	100,000	1,6	0,2
Böhler-Uddeholm Ukraine LLC, Denpropetrovsk	100,000	0,1	0,1
Uddeholm Tooling CIS, St. Petersburg	100,000	0,0	0,0

	Anteil am Kapital in %	Eigenmittel in m€	Jahresüberschuss/ fehlbetrag in m€
2. Sonstige Beteiligungen			
IVM Industrieversicherungsmakler GmbH, Linz 2)	33,333	1,5	0,4

2) Eigenmittel und Jahresüberschuss zum 31.12.2006

2. FORDERUNGEN UND SONSTIGE VERMÖGENSGEGENSTÄNDE

	31.12.2007 in €	31.12.2007 in €	31.12.2006 in k€	31.12.2006 in k€
Forderungen gegenüber verbundenen Unternehmen		312.400.311,52		347.271,7
davon mit RLZ > 1 Jahr	*32.797.607,16*		*32.797,6*	
davon aus Lieferungen und Leistungen	*154.922,14*		*97,2*	
Sonstige Forderungen und Vermögensgegenstände		5.262.007,50		650,6
davon mit RLZ > 1 Jahr	*179.438,51*		*177,3*	
Gesamt		**317.662.319,02**		**347.922,3**
davon mit RLZ > 1 Jahr	*32.977.045,67*		*32.974,9*	
davon aus Lieferungen und Leistungen	*154.922,14*		*97,2*	

Im Posten Sonstige Forderungen und Vermögensgegenstände sind Erträge in Höhe von 2.010,55 € (Vorjahr: 3,1 k€) enthalten, die erst nach dem Abschlussstichtag zahlungswirksam werden.

3. AKTIVE RECHNUNGSABGRENZUNGSPOSTEN

In den aktiven Rechnungsabgrenzungsposten sind überwiegend Optionskosten für Zinssicherungen ausgewiesen.

4. GRUNDKAPITAL

In der Hauptversammlung der BÖHLER-UDDEHOLM AG am 16. Mai 2006 haben die Aktionäre der Gesellschaft eine Kapitalerhöhung aus Gesellschaftsmitteln um 9.307.500 € ohne Ausgabe neuer Aktien durch Umwandlung des entsprechenden Betrages aus der gebundenen Kapitalrücklage sowie eine Aktienteilung (Aktiensplit) im Verhältnis 1 : 4 beschlossen. Nach Durchführung dieser Kapitalerhöhung aus Gesellschaftsmitteln bzw. Wirksamkeit des Aktiensplits (mit Handelsbeginn am 8. Juni 2006) beträgt das Grundkapital der Gesellschaft nunmehr 102.000.000 € und ist in 51.000.000 Stückaktien zerlegt. Auf die einzelne Stückaktie entfällt ein anteiliger Betrag des Grundkapitals von 2 € pro Aktie.

Für weitere Erhöhungen des Grundkapitals der Gesellschaft steht noch ein genehmigtes Kapital von bis zu 5.452.500,00 € durch Ausgabe von bis zu 2.726.250 neuen – auf Inhaber lautende – Stückaktien bis längstens 18. Mai 2010 zur Verfügung.

5. KAPITALRÜCKLAGEN

Die **gebundene Kapitalrücklage** beträgt unverändert 258.346.615,86 € (Vorjahr: 258.346,6 k€). Die **nicht gebundene Kapitalrücklage** beträgt unverändert 35.321.955,55 € (Vorjahr: 35.322,0 k€).

6. GEWINNRÜCKLAGEN

Im abgelaufenen Geschäftsjahr ist keine weitere Zuführung zur **freien Gewinnrücklage** erfolgt (Vorjahr: 0,0 k€). Diese beträgt daher unverändert 128.940.771,42 € (Vorjahr: 128.940,8 k€).

7. UNVERSTEUERTE RÜCKLAGEN

Die Aufgliederung der unversteuerten Rücklagen und ihre Entwicklung im Berichtsjahr wird gesondert dargestellt.

8. RÜCKSTELLUNGEN

Die Berechnung der **Rückstellungen für Abfertigungen** wird unter den Bilanzierungs- und Bewertungsgrundsätzen erläutert.

Die Abfertigungsrückstellungen entwickelten sich im Geschäftsjahr 2007 wie folgt:

	2007 in €	**2006 in k€**
Barwert der Abfertigungsverpflichtungen 1.1.	3.850.515,00	3.782,7
Dienstzeitaufwand	93.428,00	84,4
Zinsenaufwand	169.079,00	158,9
Zahlungen, Umgliederungen, Überrechnungen	-680.146,00	-39,9
Versicherungstechnisches Ergebnis	844.392,00	-135,6
Barwert der Abfertigungsverpflichtungen 31.12.	4.277.268,00	3.850,5
Rückstellung für Abfertigungen 31.12.	**4.277.268,00**	**3.850,5**

Veränderung der Abfertigungsrückstellungen:	2007 in €	2006 in k€
Dienstzeitaufwand	93.428,00	84,4
Zinsenaufwand	169.079,00	158,9
Zahlungen, Umgliederungen, Überrechnungen	-680.146,00	-39,9
Versicherungstechnisches Ergebnis	844.392,00	-135,6
Nettoveränderung	**426.753,00**	**67,8**

Die Berechnung der **Rückstellungen für Pensionen** wird unter den Bilanzierungs- und Bewertungsgrundsätzen erläutert. Die Rückstellungen für Pensionen betreffen Zusagen an leitende Angestellte der BÖHLER-UDDEHOLM AG und an im Ausland tätige leitende Angestellte sowie Pensionisten des BÖHLER-UDDEHOLM Konzerns.

Die Pensionsrückstellungen entwickelten sich im Geschäftsjahr 2007 wie folgt:

	2007 in €	2006 in k€
Barwert der Pensionsverpflichtungen 1.1.	29.357.271,00	29.141,4
Dienstzeitaufwand	173.238,00	460,4
Zinsenaufwand	1.436.285,00	1.427,1
Zahlungen, Umgliederungen, Überrechnungen	-1.313.327,00	-1.198,0
Versicherungstechnisches Ergebnis	3.064.899,00	-473,6
Barwert der Pensionsverpflichtungen 31.12.	**32.718.366,00**	**29.357,3**

	2007 in €	2006 in k€
Wert des Fondsvermögen 1.1.	9.968.365,00	8.832,2
Verzinsung des Fondsvermögens	492.121,00	411,4
Fondseinzahlungen	1.362.481,00	729,1
Pensionszahlungen, Umgliederungen und Überrechnungen	-251.818,00	-149,2
Versicherungstechnisches Ergebnis	661.068,00	144,9
Fondsvermögen 31.12.	**12.232.217,00**	**9.968,4**
Verpflichtungen aus Pensionszusagen 31.12.	20.486.149,00	19.388,9
Nachschussverpflichtung APK	0,00	-3.482,0
Rückstellung für Pensionen 31.12.	**20.486.149,00**	**15.906,9**

Veränderung der Pensionsverpflichtung:	2007 in €	2006 in k€
Dienstzeitaufwand	173.238,00	460,4
Zinsenaufwand	1.436.285,00	1.427,1
Pensionszahlungen, Umgliederungen, Überrechnungen und Fondseinzahlungen	-2.423.990,00	-1.777,9
Verzinsung des Fondsvermögens	-492.121,00	-411,4
Versicherungstechnisches Ergebnis	2.403.831,00	-618,5
Nettoveränderung	**1.097.243,00**	**-920,3**

Die **Sonstigen Rückstellungen** beinhalten im Wesentlichen Vorsorgen für zu erwartende Nachtragskosten, für ausstehende Eingangsrechnungen, Archivierungskosten und sonstige Personalaufwendungen.

9. VERBINDLICHKEITEN

	31.12.2007 in €	31.12.2007 in €	31.12.2006 in k€	31.12.2006 in k€
Verbindlichkeiten gegenüber Kreditinstituten		102.646.560,54		93.662,5
davon mit RLZ bis zu 1 Jahr	*146.560,54*		*20.162,5*	
davon mit RLZ > 1 Jahr	*102.500.000,00*		*73.500,0*	
davon mit RLZ > 5 Jahr	*56.000.000,00*		*56.000,0*	
Verbindlichkeiten aus Lieferungen und Leistungen		789.910,48		422,4
davon mit RLZ bis zu 1 Jahr	*789.910,48*		*422,4*	
Verbindlichkeiten gegenüber verbundenen Unternehmen		338.108.777,21		219.375,0
davon mit RLZ bis zu 1 Jahr	*338.108.777,21*		*219.375,0*	
davon aus Lieferungen und Leistungen	*1.489.694,86*		*1.186,2*	
Verbindlichkeiten gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht		27.167,27		23,7
davon mit RLZ bis zu 1 Jahr	*27.167,27*		*23,7*	
davon aus Lieferungen und Leistungen	*27.167,27*		*23,7*	
Sonstige Verbindlichkeiten		2.260.637,00		6.302,6
davon mit RLZ bis zu 1 Jahr	*2.260.637,00*		*2.730,2*	
davon mit RLZ > 1 Jahr	*603,26*		*3.572,4*	
davon mit RLZ > 5 Jahre	*0,00*		*3.572,4*	
davon aus Steuern	*0,00*		*104,7*	
davon im Rahmen der Sozialen Sicherheit	*101.474,46*		*3.584,9*	
Gesamt		**443.833.052,50**		**319.786,2**
davon mit RLZ bis zu 1 Jahr	*341.333.052,50*		*242.713,8*	
davon mit RLZ > 1 Jahr	*102.500.603,26*		*77.072,4*	
davon mit RLZ > 5 Jahre	*56.000.000,00*		*59.572,4*	
davon aus Lieferungen und Leistungen	*2.306.772,61*		*1.632,3*	

Im Posten Sonstige Verbindlichkeiten sind Aufwendungen in Höhe von 2.260.637,00 € (Vorjahr: 6.302,6 k€) enthalten, die nach dem Bilanzstichtag zahlungswirksam werden.

10. Derivative Finanzinstrumente

Die derivativen Finanzinstrumente dienen der Absicherung von Zins- und Währungsrisiken aus zugrundeliegenden Liefer- und Leistungsgeschäften (Grundgeschäfte) und den damit verbundenen Bilanzposten. Weiters werden derivative Finanzinstrumente zur Absicherung des Preisrisikos für Rohstoff- und Energiebezüge eingesetzt. Die derivativen Finanzgeschäfte sind laufenden Risikokontrollen unterworfen und werden unter strikter Funktionstrennung in Handel, Abwicklung, Dokumentation und Kontrolle durchgeführt. Die hierfür maßgebliche Organisation und die Arbeitsabläufe sind in internen Richtlinien festgelegt. Die Wirksamkeit der internen Kontrollen und die Sicherheit der Abläufe unterliegen unregelmäßiger Überprüfung durch eine externe Revision. Im Zuge einer regelmäßigen und standardisierten Finanzberichterstattung werden die Risikopositionen jeweils aktuell dargestellt.

Zu den eingesetzten Sicherungsgeschäften gehören insbesondere Devisentermin- und Devisenoptionsgeschäfte, Zins- und Währungs-Swaps, Zins-Optionen sowie Termingeschäfte für Rohstoffe und Energie. Die Geschäfte werden nur mit bonitätsmäßig einwandfreien Banken geschlossen.

Die oben erwähnten Geschäfte werden mit Ausnahme der Zins-Optionen an Holding-Töchter durchgestellt. In der Böhler-Uddeholm AG verbleibt somit ein negativer Marktwert in Höhe von 1.586.400,00 € (Vorjahr: negativer Marktwert 1.075,5 k€) der nicht durchgestellten Zins-Optionen. Für den drohenden Verlust aus diesen Geschäften wurde eine Rückstellung in Höhe von 43.300 € (Vorjahr: 93,3 k€) gebildet.

11. Haftungsverhältnisse

Die Haftungen wurden gegenüber Kreditinstituten und Darlehensgebern im Wesentlichen für Schulden von verbundenen Unternehmen abgegeben und betragen zum Bilanzstichtag 771.410.158,00 € (Vorjahr: 737.004,2 k€).

D. Erläuterungen zur Gewinn- und Verlustrechnung

Die Gewinn- und Verlustrechnung wird nach dem Umsatzkostenverfahren gemäß § 231 Abs. 3 UGB aufgestellt.

12. Umsatzerlöse

	2007 in €	2006 in k€
Umsatzerlöse Inland	4.969.778,04	3.782,5
Umsatzerlöse Ausland	3.040.952,93	2.503,7
	8.010.730,97	**6.286,2**

13. Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen

Die Umsatzkosten umfassen die Herstellungskosten der erbrachten Leistungen. Neben den Personalkosten werden unter diesem Posten im Wesentlichen nur solche bezogene Leistungen ausgewiesen, die in den Herstellungsaufwand eingehen, also dem Leistungsbereich zuordenbare Aufwendungen für Fremdleistungen darstellen.

14. Sonstige betriebliche Erträge

	2007 in €	2006 in k€
Erträge aus dem Abgang von Anlagevermögen mit Ausnahme der Finanzanlagen	10.125,01	25,6
Erträge aus der Auflösung von Rückstellungen	4.834,63	54,2
Übrige	192.082,96	915,3
	207.042,60	**995,1**

Die übrigen betrieblichen Erträge betreffen im Wesentlichen Erträge aus der Weiterverrechnung von Beratungsaufwendungen.

15. Vertriebskosten

Die Vertriebskosten enthalten neben den Kosten für Marketing und Vertrieb vor allem die Kosten der Logistik einschließlich zugehöriger Verwaltungskosten. Im Wesentlichen umfasst dieser Posten Aufwendungen für anteiligen Personalaufwand.

16. VERWALTUNGSKOSTEN

Hier werden die im abgelaufenen Geschäftsjahr angefallenen Aufwendungen für die allgemeine Verwaltungstätigkeit, soweit sie nicht den Herstellungskosten zugeordnet sind, ausgewiesen. Dieser Posten beinhaltet im Wesentlichen Abschreibungen auf Sachanlagen, Aufwendungen für Rechts-, Prüfungs- und Beratungskosten, anteiligen Personalaufwand, fremde Dienstleistungen, Mieten und Pachten sowie Vergütungen für die Mitglieder des Aufsichtsrates in der Höhe von 52.172,00 € (Vorjahr: 74,9 k€).

17. SONSTIGE BETRIEBLICHE AUFWENDUNGEN

In diesem Posten sind im Wesentlichen Finanzierungsprovisionen und die Provision für die Dividendenabrechnung enthalten.

18. ERTRÄGE AUS BETEILIGUNGEN

Die Erträge aus Beteiligungen entfallen auf zeitgleich vereinnahmte Dividenden von verbundenen Unternehmen in Höhe von 82.835.547,27 € (Vorjahr: 142.583,4 k€) sowie Dividenden von sonstigen Beteiligungen in Höhe von 350.724,07 € (Vorjahr: 184,3 k€).

19. ERTRÄGE AUS ANDEREN WERTPAPIEREN DES FINANZANLAGEVERMÖGENS

20. ZINSENERGEBNIS

	31.12.2007 in €	31.12.2007 in €	31.12.2006 in k€	31.12.2006 in k€
Sonstige Zinsen und ähnliche Erträge		27.883.488,70		20.900,6
davon verbundene Unternehmen	*10.048.890,66*		*6.209,30*	
Zinsen und ähnliche Aufwendungen		-31.628.306,14		- 23.886,5
davon verbundene Unternehmen	*-10.513.405,49*		*- 6.018,7*	
Zinsenergebnis		**-3.744.817,44**		**-2.985,9**
davon verbundene Unternehmen	*-464.514,83*		*190,6*	

Im Posten sonstige Zinsen und ähnliche Erträge sind Erträge aus Kurssicherungsgeschäften verrechnet. Zinsen und ähnliche Aufwendungen enthalten im Wesentlichen Zinsen aus Barvorlagen und Aufwendungen aus Kurssicherungsgeschäften und Zinsaufwand aus Personalrückstellungsberechnungen.

21. Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens

Die Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens beinhalten den Ertrag aus dem Abgang von Wertpapieren von 0,00 € (Vorjahr: 284,9 k€), dem Abgang von Wertpapieren von 264.716,77 € (Vorjahr: 0,2 k€) die Zuschreibung zu Beteiligungen 10.546.463,38 € (Vorjahr: 0 k€) und die Zuschreibung zu Wertpapieren des Finanzanlagevermögens 79.081,03 € (Vorjahr: 94,1 k€).

22. Aufwendungen aus Finanzanlagen und aus Wertpapieren des Umlaufvermögens

Die Aufwendungen aus Finanzanlagen beinhalten den Betriebskostenzuschuss Seibersdorf.

E. Sonstige Angaben

Personalaufwand

	2007 in €	2006 in k€
Gehälter	10.666.962,20	11.927,3
Aufwendungen für Abfertigungen und Leistungen an betriebliche Mitarbeitervorsorgekassen	1.068.305,02	-38,5
Davon an betriebliche Mitarbeitervorsorgekassen	*20.799,23*	*12,7*
Aufwendungen für Altersversorgung	3.190.772,42	3,8
Aufwendungen für gesetzlich vorgeschriebene Sozialabgaben sowie vom Entgelt abhängige Abgaben und Pflichtbeiträge	1.807.129,17	1.535,7
Sonstige Sozialaufwendungen	548.428,34	46,7
	17.281.597,15	**13.475,0**

Zusammensetzung der Aufwendungen für Abfertigungen und Altersversorgung:

	2007 in €	2006 in k€
Abfertigungen		
Vorstand und leitende Angestellte	144.290,79	27,6
Sonstige Arbeitnehmer	79.622,23	69,5
Versicherungstechnisches Ergebnis	844.392,00	-135,6
	1.068.305,02	**-38,5**

	2007 in €	2006 in k€
Pensionen		
Vorstand und leitende Angestellte	173.238,00	622,3
APK Pensionskasse	613.703,42	0,0
Versicherungstechnisches Ergebnis	2.403.831,00	-618,5
	3.190.772,42	**3,8**

VERÖFFENTLICHUNG DER VORSTANDSBEZÜGE

Die Brutto-Barbezüge der Mitglieder des Vorstandes der BÖHLER-UDDEHOLM AG betrugen 4.753.681,44 € (Vorjahr: 3.559,2 k€). Die fixen und erfolgsabhängigen Bestandteile der Vergütungen stellen sich für die einzelnen Vorstandsmitglieder wie folgt dar:

Vergütung	**fix**		**erfolgsabhängig**		**insgesamt**	
(in k€)	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Dkfm.Dr. Claus J. Raidl	450,0	370,0	854,7	668,4	1.304,7	1.038,4
Mag. Horst Königslehner	380,0	300,0	693,0	540,3	1.073,0	840,3
Dipl.-Ing. Dr. Knut Consemüller	330,0	300,0	693,0	540,3	1.023,0	840,3
Dipl.-Ing. Franz Rotter	330,0	-	-	-	330,0	-
Dipl.-Ing. Heimo Stix	330,0	300,0	693,0	540,3	1.023,0	840,3
Gesamtbezüge	**1.820,0**	**1.270,0**	**2.933,7**	**2.289,3**	**4.753,7**	**3.559,3**

Anmerkung:
Die Genehmigung der erfolgsabhängigen Prämie erfolgt im jeweiligen Folgejahr; der im Geschäftsjahr zugeflossene und ausgewiesene Betrag resultiert somit aus Vorjahren.

Die Gesamtvergütung der Mitglieder des Vorstandes setzt sich aus einer fixen und einer variablen Komponente zusammen. Die Höhe der jährlichen variablen Komponente richtet sich nach der Erreichung von Zielen, die zu Beginn des Geschäftsjahres mit dem Präsidium des Aufsichtsrates vereinbart werden. Die Ziele sind sowohl quantitativer (z.B. EBITDA, EBIT, EGT, ROCE, Eigenmittelzuwachs) als auch qualitativer bzw. strategischer Natur (z.B. Realisierung bedeutender Investitionen).

Werden alle Ziele zu 100 % erreicht, beträgt die Bonifikation 100 % des Jahresbruttogehalts. Bei den quantitativen Zielen liegt eine 100 %ige Zielerreichung vor, wenn die Ist-Werte des Vorjahres erreicht wurden. Bei einer Über- bzw. Unterschreitung des Zielwertes um jeweils 1 %-Punkt wird die Zielerreichung jeweils um 3,33 % erhöht bzw. reduziert. Die variable Vergütung ist jedoch mit 1,5 % des Übergewinns des Konzerns (=Vorsteuerergebnis abzüglich des zum durchschnittlichen Fremdmittelzinssatzes des Konzerns inkl. einer 3 %igen Risikoprämie bewerteten Eigenkapitals zu Jahresbeginn) nach oben begrenzt.

Drei Mitglieder des Vorstandes (Dr. Raidl, Mag. Königslehner, Dr. Consemüller) verfügen über eine leistungsorientierte Pensionszusage (bis Ende 1997 wurden leistungsorientierte Pensionsverträge („Defined Compensation Plan“) abgeschlossen). Nach Ablauf einer fünfjährigen Unverfallbarkeitsfrist ab Gewährung der Pensionszusage (in allen drei Fällen ist dieses Erfordernis erfüllt) besteht eine Anwartschaft auf 1,2 % des letzten fixen Jahresbruttogehalts pro begonnenem Dienstjahr, höchstens jedoch 40 %. Die Auszahlung erfolgt in 14 Raten pro Jahr (Valorisierung nach VPI). Der Pensionsanspruch ruht während des Zeitraumes der Abfertigungszahlung (siehe Pkt. d). Eine allfällige Witwenpension beträgt 60 % des originären Anspruches (Waisen gem. ASVG: je 20 %). Die Summe der Hinterbliebenenansprüche beträgt maximal 100 % des originären Anspruchs.

Zwei Mitglieder des Vorstandes (Dipl.-Ing. Stix und Dipl.-Ing. Rotter) verfügen über beitragsorientierte Pensionszusagen (ab 1998 werden beitragsorientierte Pensionsverträge („Defined Contribution Plan“) abgeschlossen). Es werden vom fixen Monatsbruttogehalt 10 % in die APK-Pensionskasse eingezahlt. Die Anwartschaft ist nach fünf Jahren ab Gewährung der Pensionszusage unverfallbar (dieses Erfordernis ist erfüllt). Die Höhe der Pension richtet sich nach der Höhe des über die Beiträge finanzierten Kapitals und dem Veranlagungserfolg der APK-Pensionskasse. Im Falle des Ablebens während der Aktivzeit werden bei Anspruch auf Witwenpension maximal fünf zusätzliche Jahresbeiträge als Einmalbetrag eingezahlt (bei Vollwaisen gem. ASVG: je 20 % des Einmalbetrages, Summe der Hinterbliebenenansprüche höchstens 100 %).

Kein Anspruch auf Pensionsleistungen besteht bei beiden Pensionstypen, wenn ein Vorstandsmitglied grob fahrlässig oder vorsätzlich verschuldet im Sinne des § 75 (4) AktG oder im Sinne des § 27 AngG vorzeitig aus seiner Funktion abberufen und/oder fristlos entlassen wurde bzw. wenn ein Vorstandsmitglied ohne Vorliegen eines wichtigen Grundes seine Funktion vorzeitig niedergelegt hat und/oder vorzeitig ausgetreten ist.

Anwartschaften/Ansprüche bei Beendigung der Funktion: Es besteht bei allen Mitgliedern des Vorstandes Anspruch auf Abfertigung in Höhe von einem Monatsbruttogehalt pro voll geleistetem Dienstjahr, maximal jedoch 14 Monatsbruttogehälter.

Kein Anspruch besteht bei vorzeitiger Funktionsniederlegung bzw. bei vorzeitigem Austritt oder bei Verschulden i.S.d. §§ 75(4) AktG oder 27 AngG.

Im Berichtsjahr waren durchschnittlich 71 Arbeitnehmer beschäftigt (Vorjahr: 71 Arbeitnehmer).

BEZIEHUNGEN ZU VERBUNDENEN UNTERNEHMEN

Die BÖHLER-UDDEHOLM AG unterhält aufgrund ihrer Funktion als Managementholding weitreichende Beziehungen zu verbundenen Unternehmen. Insbesondere werden zentrale Dienste für ihre Konzerngesellschaften erbracht und zu marktüblichen Konditionen verrechnet.

ANGABEN ZU DEN ORGANEN DER GESELLSCHAFT

Als Vorstandsmitglieder der Gesellschaft waren 2006 bzw. zum Zeitpunkt der Jahresabschlusserstellung folgende Herren bestellt:

Dkfm. Dr. Claus J. Raidl, Wien, Vorsitzender des Vorstands
Mag. Horst Königslehner, Wien, stellvertretender Vorsitzender des Vorstands
Dipl.-Ing. Dr. Ing. Knut Consemüller, Wien
Dipl.-Ing. Franz Rotter, Wien (seit 01.01.2007)
Dipl.-Ing. Heimo Stix, Wien

Dem Aufsichtsrat gehörten im Abschlussjahr folgende Mitglieder an:

Hon.-Prof. Dipl.-Ing. Dr. Rudolf Streicher, Vorsitzender des Aufsichtsrates (bis 20.9.2007), stellvertretender Vorsitzender des Aufsichtsrates (seit 20.9.2007)
Mitglied des Präsidiums des Aufsichtsrates

Dr. Wolfgang Eder, Vorsitzender des Aufsichtsrates (seit 20.9.2007)
Vorsitzender des Vorstandes der voestalpine AG
Mitglied des Präsidiums des Aufsichtsrates

Ernst Hable, stellvertretender Vorsitzender des Aufsichtsrates (bis 20.9.2007)
Geschäftsführer der BU Industrieholding GmbH

Dr. Rudolf Fries (bis 20.9.2007)
ECKERT & FRIES Rechtsanwälte Gesellschaft m.b.H.

Mag. Walter Scherb (bis 20.9.2007)
Geschäftsführender Gesellschafter der S.Spitz KG

Dkfm. Dr. Siegfried Sellitsch (bis 20.9.2007)

DI Franz Hirschmanner (seit 20.9.2007)
Mitglied des Vorstandes der voestalpine AG

DI Josef Mülner (seit 20.9.2007)
Mitglied des Vorstandes der voestalpine AG

Mag. DI Robert Ottel (seit 20.9.2007)
Mitglied des Vorstandes der voestalpine AG

Mag. Wolfgang Spreitzer (seit 20.9.2007)
Mitglied des Vorstandes der voestalpine AG

Johann Prettenhofer
Vorsitzender des EU-Betriebsrates der BÖHLER-UDDEHOLM AG
Vorsitzender des Arbeiterbetriebsrates der BÖHLER Edelstahl GmbH

Gotthard Klaus
Betriebsratsvorsitzender der BÖHLER-UDDEHOLM AG

Helmut Meinl
Vorsitzender des Arbeiterbetriebsrates der BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG

Wien, am 20. Februar 2008

Der Vorstand:

Claus J. Raidl e.h. Horst Königslehner e.h.

Franz Rotter e.h. Heimo Stix e.h.

BESTÄTIGUNGSVERMERK

„Wir haben den Jahresabschluss der

BÖHLER-UDDEHOLM Aktiengesellschaft,
Wien,

für das Geschäftsjahr vom 01.01.2007 bis 31.12.2007 unter Einbeziehung der Buchführung geprüft. Die Buchführung, die Aufstellung und der Inhalt dieses Jahresabschlusses sowie des Lageberichtes in Übereinstimmung mit den österreichischen handelsrechtlichen Vorschriften liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Verantwortung besteht in der Abgabe eines Prüfungsurteils zu diesem Jahresabschluss auf der Grundlage unserer Prüfung und einer Aussage, ob der Lagebericht in Einklang mit dem Jahresabschluss steht.

Wir haben unsere Prüfung unter Beachtung der in Österreich geltenden gesetzlichen Vorschriften und Grundsätze ordnungsgemäßer Abschlussprüfung durchgeführt. Diese Grundsätze erfordern, die Prüfung so zu planen und durchzuführen, dass ein hinreichend sicheres Urteil darüber abgegeben werden kann, ob der Jahresabschluss frei von wesentlichen Fehldarstellungen ist, und eine Aussage getroffen werfen kann, ob der Lagebericht mit dem Jahresabschluss in Einklang steht. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Unternehmens sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für Beträge und sonstige Angaben in der Buchführung und im Jahresabschluss überwiegend auf Basis von Stichproben beurteilt. Die Prüfung umfasst ferner die Beurteilung der angewandten Rechnungslegungsgrundsätze und der von den gesetzlichen Vertretern vorgenommenen, wesentlichen Schätzungen sowie eine Würdigung der Gesamtaussage des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unser Prüfungsurteil darstellt.

Unsere Prüfung hat zu keinen Einwendungen geführt. Auf Grund der bei der Prüfung gewonnen Erkenntnisse entspricht der Jahresabschluss nach unserer Beurteilung den gesetzlichen Vorschriften und vermittelt ein möglichst getreues Bild der Vermögens- und Finanzlage des Unternehmens zum 31.12.2007 sowie der Ertragslage des Unternehmens für das Geschäftsjahr vom 01.01.2007 bis 31.12.2007 in Übereinstimmung mit den österreichischen Grundsätzen ordnungsmäßiger Buchführung. Der Lagebericht steht im Einklang mit dem Jahresabschluss."

Wien, am 20. Februar 2008

BDO Auxilia Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Prof. Dr. Karl Bruckner e.h.
Wirtschaftsprüfer und
Steuerberater

Mag. Dr. Johann Seidl e.h.
Wirtschaftsprüfer und
Steuerberater

Bei Veröffentlichung (mit Ausnahme der gesetzlich vorgeschriebenen Veröffentlichung) oder Weitergabe des Jahresabschlusses in einer von der bestätigten Fassung abweichenden Form (zB Verkürzung oder Übersetzung in andere Sprachen) darf ohne unsere Genehmigung weder der Bestätigungsvermerk zitiert noch auf unsere Prüfung verwiesen werden.

ANLAGENSPIEGEL ZUM 31. DEZEMBER 2007 DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	Anschaffungs- und Herstellungskosten			
	Stand am 01.01.2007 EUR	Zugänge EUR	Abgänge EUR	Stand am 31.12.2007 EUR
I. Immaterielle Vermögensgegenstände:				
Lizenzen, Software	**2.448.363,99**	**170.798,65**	**0,00**	**2.619.162,64**
II. Sachanlagen:				
1. Andere Anlagen, Betriebs- und Geschäftsausstattung	**2.151.677,29**	**313.268,55**	**138.782,85**	**2.326.162,99**
2. Geleistete Anzahlungen	**9.000,00**	**0,00**	**9.000,00**	**0,00**
	2.160.677,29	**313.268,55**	**147.782,85**	**2.326.162,99**
III. Finanzanlagen:				
1. Anteile an verbundenen Unternehmen	687.285.882,58	96.325.107,62	0,00	783.610.990,20
2. Beteiligungen	3.004.866,65	43.312,28	0,00	3.048.178,93
3. Wertpapiere (Wertrechte) des Anlagevermögens	6.375.070,79	0,00	6.375.070,72	0,07
	696.665.820,02	**96.368.419,90**	**6.375.070,72**	**786.659.169,20**
	701.274.861,30	**96.852.487,10**	**6.522.853,57**	**791.604.494,83**

Anlage 1
zum Anhang

Abschreibungen				Nettowert	
Stand am 01.01.2007 EUR	Zugänge/ -Zuschreibungen EUR	Abgänge EUR	Stand am 31.12.2007 EUR	Stand am 31.12.2007 EUR	Stand am 31.12.2006 EUR
1.306.462,76	**577.483,01**	**0,00**	**1.883.945,77**	**735.216,87**	**1.141.901,23**
1.573.074,39	**271.630,65**	**138.782,85**	**1.705.922,19**	**620.240,80**	**578.602,90**
0,00	**0,00**	**0,00**	**0,00**	**0,00**	**9.000,00**
1.573.074,39	**271.630,65**	**138.782,85**	**1.705.922,19**	**620.240,80**	**587.602,90**
72.657.677,90	-10.546.463,38	0,00	62.111.214,52	721.499.775,68	614.628.204,68
0,00	0,00	0,00	0,00	3.048.178,93	3.004.866,65
	0,00				
79.081,03	-79.081,03	0,00	0,00	0,07	6.295.989,76
72.736.758,93	**-10.625.544,41**	**0,00**	**62.111.214,52**	**724.547.954,68**	**623.929.061,09**
	849.113,66				
75.616.296,08	**-10.625.544,41**	**138.782,85**	**65.701.082,48**	**725.903.412,35**	**625.658.565,22**

Anlage 2
zum Anhang

ENTWICKLUNG DER UNVERSTEUERTEN RÜCKLAGEN DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	Stand am 31.12.2006 EUR	Auflösung EUR	Stand am 31.12.2007 EUR
Bewertungsreserve auf Grund von Sonderabschreibungen:			
Beteiligungen	**255.357,80**	**0,00**	**255.357,80**

Anlage 3
zum Anhang

KAPITALFLUSSRECHNUNG 2007
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	2007 €	2006 k€
Jahresüberschuss	36.287.411,41	105.905,7
+ Abschreibungen Anlagevermögen	849.113,66	650,6
- Zuschreibungen Anlagevermögen	-10.625.544,41	-94,0
+ Buchwertabgänge Anlagevermögen	6.384.070,72	684,7
+(-) Erhöhung (Senkung) von langfristigen Rückstellungen	5.038.732,99	-19,4
= Bilanzieller Cash-flow	**37.933.784,37**	**107.127,6**
-(+) Gewinne (Verluste) aus dem Abgang vom Anlagevermögen	-10.125,01	-309,2
- Buchwertabgänge Anlagevermögen	-6.384.070,72	-684,7
= Cash-flow aus dem Ergebnis	**31.539.588,64**	**106.133,7**
-(+) Erhöhung (Senkung) von Konzernforderungen aus Lieferungen und Leistungen und von sonstigen Forderungen	-4.669.124,38	1.080,0
-(+) Erhöhung (Senkung) der ARA	380.176,97	195,2
+(-) Erhöhung (Senkung) von Verbindlichkeiten aus Lieferungen und Leistungen	1.040.086,49	-319,0
+(-) Erhöhung (Senkung) von Konzernverbindlichkeiten aus Lieferungen und Leistungen und von sonstigen Verbindlichkeiten	-4.434.778,52	805,9
+(-) Erhöhung (Senkung) von kurzfristigen Rückstellungen	8.580.363,41	1.672,7
+(-) Erhöhung (Senkung) der PRA	0,00	-2,8
= Cash-flow aus der Betriebstätigkeit	**32.436.312,61**	**109.565,7**
- Investitionen in das Anlagevermögen	-96.852.487,10	-4.415,0
+ Buchwerte der Anlagenabgänge	6.384.070,72	684,7
+(-) Gewinne (Verluste) aus dem Abgang vom Anlagevermögen	10.125,01	309,2
= Cash-flow aus der Investitionstätigkeit	**-90.458.291,37**	**-3.421,1**
+ Kapitalerhöhung	0,00	0,0
-(+) Erhöhung (Senkung) von Konzernforderungen aus Finanzierung und Clearing und Gesellschaftereinlage	34.929.164,82	-34.958,0
+(-) Erhöhung (Senkung) von Konzernverbindlichkeiten aus Finanzierung und Clearing	118.457.499,22	7.535,1
+(-) Erhöhung (Senkung) von Verbindlichkeiten gegenüber Kreditinstituten	8.984.020,91	17.548,0
- Dividendenzahlungen	-104.550.000,00	-95.625,0
= Cash-flow aus der Finanzierungstätigkeit	**57.820.684,95**	**-105.499,9**
+(-) Cash-flow aus der Betriebstätigkeit	32.436.312,61	109.565,7
+(-) Cash-flow aus der Investitionstätigkeit	-90.458.291,37	-3.421,1
+(-) Cash-flow aus der Finanzierungstätigkeit	57.820.684,95	-105.499,9
= Veränderung der liquiden Mittel [1]	-201.293,81	644,7
+ Anfangsbestand der liquiden Mittel	7.474.658,89	6.830,0
= Endbestand der liquiden Mittel	**7.273.365,08**	**7.474,7**

1) Der Finanzmittelfonds umfaßt Kassenbestand, Guthaben bei Kreditinstituten sowie Wertpapiere des Umlaufvermögens

Weitere Informationen erhalten Sie unter:

BÖHLER UDDEHOLM
materializing *visions*
Ein Unternehmen des voestalpine-Konzerns

BÖHLER-UDDEHOLM AG
A-1030 Wien, Modecenterstraße 14/A/3
Tel. (+43 - 1) 798 69 01 - 22052
Fax (+43 - 1) 798 69 01 - 22762
Website: www.bohler-uddeholm.com

82-35027

JAHRESABSCHLUSS 2008
BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

BÖHLER UDDEHOLM
materializing *visions*
Ein Unternehmen des voestalpine-Konzerns

INHALT

LAGEBERICHT 2008 DES BÖHLER-UDDEHOLM KONZERNS UND DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

WIRTSCHAFTLICHES UMFELD

Die globale Konjunkturentwicklung zeigte im Berichtszeitraum eine geringfügige Abschwächung des Weltwirtschaftswachstums von 3,8 % auf etwa 3,5 %. Ab der Jahresmitte 2007 sorgte die Hypothekenkrise in den USA für einen zunehmenden Vertrauensschwund zwischen den Finanzinstituten, der schließlich in einer tief greifenden Verunsicherung der Kapitalmärkte mündete. Dies machte sich in dramatischen Kursrückgängen an den Börsen und einer spürbaren Verknappung der Kredite bemerkbar. Eine massive Finanzkrise war zu Jahresende unausweichlich, obwohl die Realwirtschaft mit soliden Fundamentaldaten und positiven Gewinnaussichten der Unternehmen durchaus Stärke zeigte.

Die Federal Reserve Bank (FED) in den USA reagierte im Jänner 2008 kurzfristig mit zwei kräftigen Zinssenkungen um insgesamt 1,25%-Punkte, um die Subprimekrise und ihre globalen Auswirkungen in den Griff zu bekommen. In einem weiteren Schritt im März 2008 wurde der Leitzins nochmals um 0,75%-Punkte auf 2,25 % gesenkt. In ihrer Sitzung am 30. April 2008 senkte die FED den Leitzins erneut um 25 Basispunkte auf nunmehr 2,0 %. Das Wirtschaftswachstum der USA verlangsamte sich im Berichtszeitraum von 2,9 % auf etwa 2,2 %. Es ist in den USA mit einer weiteren Abkühlung des Wachstums zu rechnen, viele Experten sprechen bereits von einer Rezession. Darunter leiden vor allem jene Wirtschaftszweige, die von den Exporten in die USA abhängig sind. Diese Situation wird zusätzlich durch die anhaltende Schwäche des US-Dollar verschärft und betrifft insbesondere Exporteure aus Hartwährungszonen wie etwa dem Euro-Raum.

Auch die japanische Volkswirtschaft hatte im Berichtszeitraum ein etwas geringeres Wachstum von etwa 1,9 % gegenüber 2,4 % im Vergleichsjahr aufzuweisen. Dieser Trend wird sich noch weiter verstärken, wenn die japanische Automobilindustrie von der Krise in den USA angesteckt wird. Die boomenden Wachstumsmärkte in Asien – allen voran China – könnten einen Ausgleich zur Schwäche der US-Wirtschaft leisten. Da aber selbst die Bank of China mit den Auswirkungen der US-Hypothekenkrise zu kämpfen hat, sind die asiatischen Finanzmärkte zunehmend verunsichert.

In Europa lag das Wirtschaftswachstum im Berichtszeitraum bei etwa 3 % und damit etwa auf gleichem Niveau wie im Jahr 2006. Wiederholt bestätigte sich Deutschland als Konjunkturlokomotive, aber auch andere Länder in Zentraleuropa wiesen überdurchschnittliche Wachstumsraten auf. Bislang konnten die Risiken aus dem hohen Rohölpreis und dem schwachen US-Dollar gut bewältigt werden. Allerdings sind auch die europäischen Finanzmärkte von der Hypothekenkrise in den USA betroffen und die steigende Inflation birgt ein zusätzliches Risiko. Die Europäische Zentralbank (EZB) hat zwar in der ersten Hälfte des Jahres 2007 die Zinsen angehoben, im weiteren Verlauf aber keine Zinsschritte mehr gesetzt, um die Konjunktur zu stützen.

Mit einem Wachstum von etwa 2,5 % erwies sich die Volkswirtschaft in Deutschland sehr resistent und präsentierte sich in guter Fundamentalverfassung. Viele deutsche Industrieunternehmen weisen hohe Auftragsbestände auf. Wirtschaftsforscher gehen davon aus, dass Deutschland seinen Wachstumskurs etwas abgeschwächt fortsetzen kann.

Auftragseingang auf Rekordniveau.
Trotz der zunehmenden Verunsicherung über die weitere Entwicklung der Weltwirtschaft konnte BÖHLER-UDDEHOLM im Geschäftsjahr 2007/08 von der günstigen Konjunktur für Nischenprodukte im Edelstahlsektor profitieren. Das zeigte sich deutlich beim Auftragseingang, der gegenüber dem Geschäftsjahr 2006 von 2.737,3 um 55 % auf 4.232,6 m€ in der Berichtsperiode 2007/08 anstieg. Die gute Nachfrage war sowohl in den Wachstumsmärkten Asiens und Südamerikas besonders ausgeprägt, aber auch in Europa und hier insbesondere in Deutschland. Deutschland bildet den größten Einzelmarkt für BÖHLER-UDDEHOLM gefolgt von Brasilien und den USA.

Der kräftige Nachfrageschub wirkte sich in allen vier BÖHLER-UDDEHOLM Divisionen positiv aus. Die Produktionsbetriebe der Gruppe arbeiteten während der gesamten Berichtsperiode an der Auslastungsgrenze. Der Auftragsstand lag zum 31. März 2008 bei 1.268,2 m€ und damit um 40 % über dem Wert von 906,9 m€ zum 31. Dezember 2006.

UMSATZ UND ERGEBNIS

Nach der mehrheitlichen Übernahme durch voestalpine AG wird das Wirtschaftsjahr von BÖHLER-UDDEHOLM gemäß einem Beschluss der außerordentlichen Hauptversammlung vom 20. September 2007 umgestellt und läuft künftig von 1. April bis 31. März (bisher: 1. Januar bis 31. Dezember). Damit wird das Wirtschaftsjahr von BÖHLER-UDDEHOLM an jenes der voestalpine angeglichen.

Um diese Synchronisierung ab dem Geschäftsjahr 2008/09 bewerkstelligen zu können, umfasst das BÖHLER-UDDEHOLM Berichtsjahr 2007/08 (als Einmaleffekt) 15 Monate – nämlich zwölf Monate des Kalenderjahres 2007 sowie die ersten drei Monate des Jahres 2008. Dies ist im vorliegenden Geschäftsbericht beim Vergleich der Zahlen zwischen dem Geschäftsjahr 2006 und dem Berichtsjahr 2007/08 zu berücksichtigen. Um jedoch die Transparenz und die Vergleichbarkeit zu erhöhen, wird in den Zahlentabellen das Kalenderjahr 2007 zusätzlich dargestellt.

BÖHLER-UDDEHOLM verzeichnete im Kalenderjahr 2007 eine durchwegs erfreuliche Geschäftsentwicklung mit kräftigen Zuwächsen bei Umsatz und Ergebnis, die sich auch im Rumpfgeschäftsjahr 2008 ungebrochen fortsetzten. Somit konnte die Gruppe in der Berichtsperiode 2007/08 insgesamt einen Umsatz von 4.579,7 m€ erreichen; dies entspricht einer Steigerung um 48 % gegenüber dem Wert von 3.090,2 m€ im Geschäftsjahr 2006.

Der Zuwachs resultierte primär aus organischem Wachstum – sowohl die Absatzmengen als auch die Preise bewegten sich auf hohem Niveau. Diese Entwicklung wurde durch die gute Konjunktur in allen wesentlichen Produktsegmenten und Kernmärkten begünstigt. Lediglich der nordamerikanische Markt, der sich bei

Werkzeugstahl und einigen anderen Produktsegmenten weiter abschwächte, bildete hier eine Ausnahme.

Positiv wirkte sich vor allem die gestiegene Nachfrage in den Abnehmerbranchen wie etwa Energieerzeugung, Anlagen- und Maschinenbau, Ölfeldausrüstung, Chemie und Petrochemie sowie Flugzeugbau aus. Gegenüber dem Kalenderjahr 2007 hat sich in den ersten drei Monaten des Jahres 2008 die ungünstige Währungsrelation des US-Dollar gegenüber dem Euro, dem Brasilianischen Real sowie der Schwedischen Krone weiter verstärkt. Davon sind nicht nur die direkten Exporte betroffen, sondern indirekt auch Kunden der BÖHLER-UDDEHOLM Gruppe, die in den US-Dollar-Raum liefern. Der Anstieg der Legierungspreise im ersten Quartal 2008 wird über den Mechanismus des Legierungspreisanhängers an den Markt weitergegeben werden.

BÖHLER-UDDEHOLM erhöhte in der Berichtsperiode 2007/08 in den EU-Ländern den Umsatz im Vergleich zu 2006 von 1.858,7 m€ um 52 % auf 2.820,1 m€. In N/S Amerika wuchs der Umsatz von 617,9 m€ um 45 % auf 894,3 m€ und in Asien konnte BÖHLER-UDDEHOLM den Umsatz von 388,4 m€ um 39 % auf 539,6 m€ steigern. In allen übrigen Märkten verbesserte sich die Gruppe insgesamt von 225,2 m€ um 45 % auf 325,6 m€. Neben der guten Konjunktur waren für diese Steigerungsraten auch die Investitionsmaßnahmen der jüngeren Vergangenheit und der Ausbau der internationalen Präsenz von BÖHLER-UDDEHOLM verantwortlich.

Eine regionale Aufschlüsselung des Gesamtumsatzes nach Prozentanteilen ergibt zum 31. März 2008 daher folgendes Bild: Die EU-Länder bildeten mit 62 % (60 %) den wichtigsten Markt für BÖHLER-UDDEHOLM, gefolgt von N/S Amerika mit 19 % (20 %), Asien mit 12 % (13 %), den übrigen europäischen Ländern mit 4 % (4 %), Australien mit 2 % (2 %) und Afrika mit 1 % (1 %).

Bei der Zuordnung nach Sparten machte die Division High Performance Metals 69,8 % (69,2 %) des Gesamtumsatzes (exkl. Sonstiges/Konsolidierung) aus, gefolgt von der Division Welding Consumables mit 13,9 % (13,4 %), der Division Precision Strip mit 9,0 % (9,9 %) und Special Forgings mit 7,3 % (7,5 %).

Umsatzerlöse (in m€)	**2007/08**	**2007**	**2006**	**2005**	**2004**
High Performance Metals	3.382,2	2.681,2	2.262,2	1.961,8	1.392,6
Welding Consumables	673,1	534,9	437,8	330,3	291,6
Precision Strip	434,9	342,8	325,7	244,9	163,6
Special Forgings	353,3	282,8	245,7	150,1	87,2
Sonstiges/Konsolidierung	92,0	80,6	74,1	69,2	62,2
Gesamtumsatz	**4.935,5**	**3.922,3**	**3.345,5**	**2.756,3**	**1.997,2**
Innenumsatz	355,8	285,2	255,3	149,2	63,2
Außenumsatz	4.579,7	3.637,1	3.090,2	2.607,1	1.934,0

Der deutliche Zuwachs im Umsatz hatte auch positive Auswirkungen auf die Ergebnisentwicklung der BÖHLER-UDDEHOLM Gruppe. Allerdings ist zu erwähnen, dass die gestiegenen Kosten für Energie und Personal, die Währungsseite sowie höhere Abschreibungen infolge von umfangreichen Investitionen in den Vorjahren

den Druck auf die Marge verstärkten. Dem entgegen wirkten jedoch moderate Erhöhungen bei den Basispreisen, Kosteneinsparungen sowie ein konzernweites Maßnahmenbündel zur Erhöhung der Produktivität.

Der Betriebserfolg (EBIT) stieg dadurch von 376,0 m€ im Geschäftsjahr 2006 um 53 % auf 575,5 m€ in der Berichtsperiode 2007/08. Die EBIT-Marge der BÖHLER-UDDEHOLM Gruppe lag im Berichtsjahr bei 12,6 % gegenüber 12,2 % im Geschäftsjahr 2006. Das Ergebnis der Geschäftstätigkeit (EBT) wuchs von 345,5 m€ um 53 % auf 527,8 m€. Die Steuerquote für BÖHLER-UDDEHOLM lag bei rund 28,5 %. Der Jahresüberschuss verbesserte sich von 248,1 m€ im Geschäftsjahr 2006 um 52 % auf 377,2 m€ in der Berichtsperiode 2007/08.

Die voestalpine AG besaß zum 31. März 2008 90,75% der Stimmrechte an der BÖHLER-UDDEHOLM AG. Entsprechend dem Bundesgesetz über den Ausschluss von Minderheitsgesellschaftern wird die voestalpine AG den bestehenden Minderheitsaktionären ein angemessenes Barabfindungsangebot stellen. Die Vorstände der voestalpine AG und der BÖHLER-UDDEHOLMAG haben die Höhe der Barabfindung festzulegen und deren Angemessenheit zu erläutern und zu begründen. Der dafür ermittelte Unternehmenswert versteht sich einschließlich des Bilanzgewinnes aus dem Kalenderjahr 2007 und dem Rumpfgeschäftsjahr von 1. Januar bis 31. März 2008. Der Vorstand der BÖHLER-UDDEHOLM AG wird daher in der Hauptversammlung am 23. Juni 2008 vorschlagen, den Bilanzgewinn auf neue Rechnung vorzutragen.

VERMÖGENS- UND FINANZLAGE

Konzernbilanz (Kurzfassung in m€)

	2007/08	%	2006	%
Anlagevermögen	1.094,6	32,5	953,4	33,2
Vorräte	1.287,1	38,3	1.043,4	36,4
Forderungen und sonstige Vermögensgegenstände	815,1	24,2	679,2	23,7
Liquide Mittel	96,5	2,9	118,6	4,1
Sonstiges Umlaufvermögen und ARA	71,7	2,1	75,6	2,6
Bilanzsumme	**3.365,0**	**100,0**	**2.870,2**	**100,0**
Eigenmittel (inklusive Fremdanteile)	1.441,2	42,8	1.227,1	42,8
Rückstellungen	573,0	17,0	530,1	18,4
Kreditverschuldung	757,5	22,5	636,3	22,2
Sonstige Verbindlichkeiten und PRA	593,3	17,7	476,7	16,6
Bilanzsumme	**3.365,0**	**100,0**	**2.870,2**	**100,0**

Die Bilanzsumme stieg gegenüber dem Geschäftsjahr 2006 um 17,0 % auf 3.365,0 m€, vor allem aufgrund der im Berichtszeitraum 2007/08 getätigten Investitionen sowie aufgrund der wertmäßigen Ausweitung des Vorratsvermögens und dem Anstieg der Forderungen. Die Bilanzstruktur ist durch eine hohe Anlagenintensität und langfristige Finanzverbindlichkeiten geprägt. Das Anlagevermögen ist zu 131,7 % (Geschäftsjahr 2006: 128,7 %) durch Eigenkapital finanziert.

Im Berichtszeitraum 2007/08 ist der Anteil des Anlagevermögens am Gesamtkapital gegenüber dem Geschäftsjahr 2006 um 0,7 Prozentpunkte geringfügig gesunken und erhöhte sich real um 141,2 m€. Aus kleineren Akquisitionen – wie etwa Simonds Industries Ibérica, S.A, Barcelona, (nunmehr: SERVITROQUEL-NOTTING, S.A., UNIPERSONAL) und die EDRO-Gruppe – resultierten Zugänge bei Sachanlagen und immateriellem Vermögen in Höhe von insgesamt 33,8 m€. Akquisitionsbedingt ergab sich bei der EDRO-Gruppe ein Firmenwert von 13,3 m€. Aufgrund der im Berichtszeitraum 2007/08 durchgeführten Impairment Tests wurden außerplanmäßige Abschreibungen auf Firmenwerte von 8,6 m€ (Vorjahr: 0,0 m€) vorgenommen. Die Investitionen in Sachanlagen und immaterielles Vermögen überschritten die Abschreibungen um 154,0 m€ beziehungsweise um 51,0 %.

Die Aufstockung von Mehrheitsbeteiligungen wird als Transaktion zwischen Eigentümern behandelt. Die Differenz zwischen den Anschaffungskosten für die zusätzlichen Anteile und dem anteiligen Buchwert der Minderheitsanteile wird direkt im Eigenkapital erfasst. In der Berichtsperiode 2007/08 wurden 3,9 m€ für den Erwerb weiterer 5 % an der ENPAR Sonderwerkstoffe GmbH, Gummersbach, sowie der restlichen 30 % an der ASSAB-KORKMAZ CELIK TICARET VE SANAYI ANONIM SIRKETI, Istanbul, und Uddeholm Tooling CIS, St. Petersburg, direkt im Eigenkapital verrechnet.

Das Nettoumlaufvermögen, das sich aus Vorräten, Forderungen aus Lieferungen und Leistungen und sonstigen kurzfristigen Forderungen abzüglich Verbindlichkeiten aus Lieferungen und Leistungen, erhaltenen Anzahlungen sowie sonstigen kurzfristigen Verbindlichkeiten ergibt, erhöhte sich von 1.277,5 m€ im Geschäftsjahr 2006 um 267,3 m€ auf 1.544,8 m€ im Berichtszeitraum 2007/08.

Die Vorräte sind in der Konzernbilanz mit 1.287,1 m€ (Geschäftsjahr 2006: 1.043,4 m€) ausgewiesen. Der Anstieg gegenüber dem Geschäftsjahr 2006 ist mit -29,5 m€ auf Währungseffekte und mit 273,3 m€ auf höhere Bestände zurückzuführen. Der Zuwachs bei den Beständen ergab sich einerseits aus einem mengenmäßig höheren Bestand und andererseits aus einer Erhöhung der Einstandspreise sowie auch aus einer Verschiebung des Mix hin zu höheren Qualitäten. Die für diese Position ebenfalls maßgeblichen Preise der wichtigsten Legierungsmetalle zeigten in der abgelaufenen Berichtsperiode 2007/08 eine hohe Volatilität.

Die Forderungen aus Lieferungen und Leistungen sind um 101,7 m€ gestiegen. Diese Ausweitung ist zum einen auf den höheren Absatz und zum anderen auf die in der Branche übliche teilweise Weitergabe der gestiegenen Rohstoffkosten an die Kunden zurückzuführen, wodurch ein Anstieg der Fakturenwerte bedingt war.

Die Liquidität, bestehend aus Kassenbeständen und Bankguthaben sowie aus Wertpapieren des Umlaufvermögens, verringerte sich im Berichtszeitraum 2007/08 um 22,1 m€ auf 96,5 m€ (Geschäftsjahr 2006: 118,6 m€). Trotz der regen Investitionstätigkeit und dem Aufbau des Nettoumlaufvermögens im BÖHLER-UDDEHOLM Konzern war hier nur ein geringfügiger Rückgang zu verzeichnen.

Die aktive latente Steuerabgrenzung betrug insgesamt 56,2 m€ (Geschäftsjahr 2006: 61,9 m€), wobei 32,7 m€ auf Unterschiede zwischen den Wertansätzen in den Steuer- und IFRS-Bilanzen der Tochtergesellschaften entfielen sowie 23,5 m€ auf Konsolidierungsmaßnahmen.

Das Konzerneigenkapital inklusive Minderheitenanteil stieg im Berichtszeitraum 2007/08 auf 1.441,2 m€ (Geschäftsjahr 2006: 1.227,1 m€). Der Erhöhung durch das Konzernergebnis von 377,2 m€ standen Dividendenzahlungen von 104,6 m€, Kursdifferenzen im Ausmaß von -41,4 m€ sowie sonstige neutrale Änderungen von -17,1 m€ gegenüber.

Hierbei ist anzumerken, dass der BÖHLER-UDDEHOLM Konzern seit dem Geschäftsjahr 2005 die Regelungen des IAS 19.93A-D anwendet. Sämtliche versicherungstechnischen Gewinne und Verluste aus der Bewertung langfristiger Personalrückstellungen (Abfertigungen und Pensionen) werden demnach im Jahr ihrer Entstehung in vollem Umfang in den Eigenmitteln erfasst. Der dadurch entstandene Eigenmittelverzehr im Berichtsjahr 2007/08 belief sich auf 17,4 m€ (Geschäftsjahr 2006: -2,2 m€). Die Eigenkapitalquote blieb gegenüber dem Vorjahr unverändert bei 42,8 %. Die Rückstellungen erhöhten sich geringfügig um 42,9 m€ auf insgesamt 573,0 m€ und machten somit 17,0 % der Bilanzsumme aus. Von den Rückstellungen entfallen 281,8 m€ auf Rückstellungen für Abfertigungen und Pensionen. Neben der latenten Steuerrückstellung von 57,3 m€ haben 67,3 m€ langfristigen Charakter.

Nettokreditverschuldung

	2007/08 (in m€)	2006 (in m€)	Veränderung
Verzinsliche Verbindlichkeiten mit einer RLZ > 1 Jahr	447,8	412,9	8,5 %
Verzinsliche Verbindlichkeiten mit einer RLZ < 1 Jahr	286,4	222,1	29,0 %
Konzernfinanzierungsverbindlichkeiten	23,3	1,3	n.a.
Kreditverbindlichkeiten	**757,5**	**636,3**	**19,0 %**
Liquide Mittel	96,5	118,6	-18,6 %
Nettokreditverschuldung	**650,3**	**517,7**	**25,6 %**

Die Kreditverbindlichkeiten erhöhten sich im Berichtsjahr 2007/08 um 19,0 % auf 757,5 m€. Von diesen Kreditverbindlichkeiten haben 447,8 m€ oder 59,1 % (Geschäftsjahr 2006: 412,9 m€ oder 64,9 %) langfristigen und 309,7 m€ oder 40,9 % (Geschäftsjahr 2006: 223,4 m€ oder 35,1 %) kurzfristigen Charakter.

Sowohl Investitionen, kleinere Akquisitionen und Dividendenzahlungen als auch die Veränderung des Nettoumlaufvermögens haben die Nettokreditverschuldung um 403,8 m€ erhöht, während der Cashflow aus dem Ergebnis diese um 536,4 m€ verringerte.

Das Gearing war neben der Dividendenleistung durch die hohe Investitionstätigkeit sowie durch den Aufbau des Nettoumlaufvermögens beeinflusst. Insgesamt hat sich das Gearing jedoch gegenüber dem Geschäftsjahr 2006 (42 %) im Berichtszeitraum 2007/08 nur marginal auf 45 % erhöht. Darin spiegelt sich die unverändert solide Finanzlage des BÖHLER-UDDEHOLM Konzerns wider.

Die Lieferverbindlichkeiten haben sich gegenüber dem Geschäftsjahr 2006 aufgrund einer erheblichen Geschäftsausweitung um 67,6 m€ erhöht und betrugen zum Bilanzstichtag am 31. März 2008 insgesamt 393,8 m€.

CASHFLOW

Die zuvor beschriebene Entwicklung der Vermögenslage findet ihren Niederschlag in der Cashflow-Berechnung des BÖHLER-UDDEHOLM Konzerns. Zur Methodik ist festzuhalten, dass die Effekte aus Veränderungen im Konsolidierungskreis als Nettogröße im Cashflow aus der Investitionstätigkeit ausgewiesen werden und somit aus der Entwicklung der übrigen Einzelposten eliminiert wurden.

Der Cashflow aus dem Ergebnis in Höhe von 536,4 m€ (Geschäftsjahr 2006: 330,6 m€) zeigte im Berichtsjahr 2007/08 ergebnisbedingt und bedingt durch den Berichtszeitraum von 15 Monaten einen Anstieg um 62,2 %. Neben dem Jahresüberschuss stellten die Entwicklung der langfristigen Rückstellungen (11,2 m€), insbesondere der Pensions- und Abfertigungsrückstellungen, aber auch die aktiven Steuerlatenzen (5,5 m€) wesentliche Einflussgrößen dar.

Die maßgeblichen Treiber in der Überleitung zum Cashflow aus der Betriebstätigkeit in Höhe von 312,7 m€ (Geschäftsjahr 2006: 247,9 m€) bildeten die oben beschriebenen Komponenten des Nettoumlaufvermögens, wobei insbesondere die Entwicklung der Vorräte (-243,7 m€) als auch die Entwicklung der Kundenforde-

rungen (-115,0 m€) den Cashflow belasteten. Ein leicht gegenläufiger Effekt ergab sich aus dem Anstieg der Lieferantenverbindlichkeiten im Ausmaß von 67,4 m€, der kurzfristigen Rückstellungen von 20,6 m€ sowie der sonstigen Verbindlichkeiten von 78,7 m€.

Der Cashflow aus der Investitionstätigkeit in der Höhe von -303,8 m€ (Geschäftsjahr 2006: -210,0 m€) wird wesentlich von den strategischen Investitionen während der Berichtsperiode 2007/08 geprägt. Hier sind insbesondere die folgenden Projekte zu erwähnen: Das Ausbauprogramm des Sonderstahlwerks und die Inbetriebnahme der Spindelpresse in Österreich, die Errichtung einer Produktionsstätte für Schweißzusatzwerkstoffe in China sowie das Hochfahren des Walzwerks in Brasilien. In Sachanlagen wurden im Berichtszeitraum 2007/08 auf konsolidierter Basis insgesamt 275,2 m€ (Geschäftsjahr 2006: 215,6 m€) investiert, die Zugänge zu den immateriellen Vermögensgegenständen betrugen 18,4 m€ im Vergleich zu 5,9 m€ im Geschäftsjahr 2006.

Im Bereich der immateriellen Vermögensgegenstände sind die gestiegenen Zugänge auf den Umstand zurückzuführen, dass im Geschäftsjahr 2006 lediglich ein akquisitionsbedingter Firmenwert für die Kaufpreisnachzahlung für Avesta Welding AB in Höhe von 0,9 m€ aktiviert wurde. Im Berichtsjahr 2007/08 wurden im Wesentlichen Firmenwerte für die EDRO-Gruppe, Walnut, von 13,3 m€ eingestellt. Ein Firmenwert aus der Übernahme der Aktivitäten der südafrikanischen Bearbeitungs- und Servicegesellschaft RORIS Engineering (Pty) Ltd. in Höhe von 0,2 m€ wurde bereits im Einzelabschluss aktiviert.

Im Cashflow aus der Finanzierungstätigkeit in Höhe von -28,8 m€ (Geschäftsjahr 2006: -32,8 m€) zeigten sich zwei maßgebliche Faktoren: Zum einen ist darin die Dividendenausschüttung der BÖHLER-UDDEHOLM AG für das Geschäftsjahr 2006 in Höhe von 104,6 m€ enthalten, zum anderen stieg die Kreditverschuldung um 121,2 m€ an.

INVESTITIONEN / F&E

BÖHLER-UDDEHOLM hat in der Berichtsperiode 2007/08 insgesamt 298,7 m€ investiert. Die Investitionsaktivitäten der Gruppe fokussierten sich auf die Beseitigung von Kapazitätsengpässen in der Produktion und auf die Modernisierung von Anlagen und Maschinen. Zusätzlich wird die Vertriebsorganisation stetig ausgebaut und die Wärmebehandlungskapazität erweitert. In der Berichtsperiode konnte ein umfangreiches Investitionsprogramm mit folgenden Schwerpunkten planmäßig abgeschlossen werden:

Das größte Einzelprojekt bildete die Errichtung eines neuen Walzwerkes am brasilianischen Standort Sumaré bei Villares Metals S.A. (Division High Performance Metals). Das Investitionsvolumen belief sich auf rund 50 m€, die Inbetriebnahme erfolgte im März 2007. Das neue Walzwerk verfügt über eine Kapazität von knapp 50.000 Jahrestonnen, was gegenüber der alten Anlage einer Steigerung von rund 50 % entspricht. Weiters wurden am Standort Sumaré ein Vakuum-Induktionsofen sowie ein Umschmelzaggregat errichtet, die primär zur Herstellung von Nickel-Basis-Legierungen und Sonderwerkstoffen dienen.

Darüber hinaus wurden in der Division High Performance Metals am Standort Kapfenberg zwei zusätzliche Anlagen zum Vakuum-Umschmelzen und eine weitere Elektro-Schlacke-Umschmelzanlage in Betrieb genommen. Diese Investitionen in Höhe von rund 30 m€ ermöglichen der Division eine Kapazitätsausweitung bei der Herstellung von Sonderwerkstoffen. Diese hohen Qualitäten werden insbesondere von Flugzeugherstellern und von der Energiewirtschaft nachgefragt. Auch am deutschen Standort Wetzlar wurden Investitionen in Höhe von etwa 12 m€ getätigt, um die Freiformschmiede-Kapazitäten zu erweitern.

Die Division Welding Consumables eröffnete im Juni 2007 eine Produktionsanlage in China am Standort Suzhou in der Nähe von Shanghai. Mit dieser Investition in Höhe von etwa 13 m€ startete BÖHLER-UDDEHOLM seine erste Produktionseinheit in diesem Wachstumsmarkt. Der Betrieb ist für die Herstellung von Fülldrähten, Massivdrähten sowie Stabelektroden ausgerüstet. Am österreichischen Standort Kapfenberg lag der Investitionsfokus auf dem Ausbau der Produktionskapazität zur Herstellung von mittel- und hochlegierten Fülldrähten. Der deutsche Standort Hamm erweiterte die Fertigungskapazitäten für mittel- und hochlegierte Massivdrähte.

Die Division Precision Strip hat am österreichischen Standort Ybbstal rund 3,5 m€ in ein Kleinkraftwerk investiert, um die Eigenversorgung mit elektrischem Strom zu erhöhen. Am deutschen Standort Wetzlar wurde eine Sandstrahlanlage angeschafft, die zur Oberflächenbearbeitung von Bandprodukten dient. Der schwedische Standort Munkfors investierte rund 2 m€ in neue Maschinen, um die Produktionskapazität bei Rasierklingenstahl auszuweiten. In der Berichtsperiode erfolgte außerdem der Start zur Planung und Errichtung eines neuen Kaltwalzzentrums in Österreich und zur Modernisierung der Warmbandstraße bei der Buderus Edelstahl Band GmbH in Deutschland.

In der Division Special Forgings wurde im Juni 2007 am Standort Kapfenberg eine zweite Spindelpresse in Betrieb gesetzt, das Investitionsvolumen betrug rund 28 m€. Die neue Schmiedepresse verfügt über eine Prellschlagkraft von 35.500 Tonnen und ist somit die weltweit stärkste dieser Art. Am Standort Wetzlar wurde in der Berichtsperiode eine neue Halle für die Vertriebslogistik errichtet. Zusätzlich wurde an beiden Standorten in Infrastrukturprojekte investiert, um die Kapazitäten bei der Wärmebehandlung und im Werkzeugbau zu erweitern.

Forschung und Entwicklung
Der Aufwand für Forschung und Entwicklung (F&E) in der BÖHLER-UDDEHOLM Gruppe erhöhte sich im Berichtszeitraum 2007/08 von 20,6 m€ um 67 % auf 34,3 m€. Es werden rund 10 % der gesamten F&E-Aufwendungen in langfristig orientierte strategische Forschungsprojekte investiert und rund 90 % in kurz- und mittelfristige Projekte zur Verbesserung von Produkten und Produktionsprozessen. Etwa 160 Forscher sind in den Produktionsgesellschaften des Konzerns tätig. Die Unternehmen der BÖHLER-UDDEHOLM Gruppe verfügen über rund 950 Patente und Patentanmeldungen. Einige Schwerpunkte der Forschungsarbeiten sind in den Segmentbeschreibungen dieses Geschäftsberichts angeführt.

RISIKO- UND CHANCENMANAGEMENT

Die Konzerngesellschaften der BÖHLER-UDDEHOLM AG sind im Rahmen ihrer Geschäftstätigkeit mit Risiken konfrontiert, die ein systematisches und kontinuierliches Risikomanagement in der gesamten Gruppe erforderlich machen. Bereits 2005 wurde daher MORE@BU© (Management of Opportunities and Risks Enterprise-wide) eingeführt. Dieses
Risiko- und Chancenmanagement bei BÖHLER-UDDEHOLM verfolgt mehrere Zielsetzungen:

- Mit dem systematischen Managen von Risiken und Chancen will der Konzern für seine Stakeholder einen Beitrag zum nachhaltigen Unternehmenserfolg leisten.
- MORE@BU© beschränkt sich nicht nur auf finanzielle oder versicherbare Risiken, sondern schließt alle mit der Geschäftstätigkeit verbundenen Chancen und Risiken ganzheitlich ein.
- BÖHLER-UDDEHOLM fördert gezielt die offene Kommunikation über bestehende Chancen und Risiken.
- Der Konzern versucht nicht, alle Risiken zu vermeiden, sondern schafft Handlungsspielräume, die ein bewusstes und dokumentiertes Umgehen mit Risiken ermöglichen.
- Durch diesen kontrollierten Umgang mit Chancen und Risiken erwartet sich BÖHLER-UDDEHOLM Wettbewerbsvorteile.

MORE@BU© folgt einem klar definierten Prozess, der in allen wesentlichen Punkten dem COSO ERM entspricht. Dieses konzernweite Risikomanagement wurde in den USA und in Kanada von Experten in Zusammenarbeit mit Unternehmen über mehrere Jahre zu einem internationalen Standard entwickelt. Entsprechend diesem holistischen Ansatz werden die Unternehmensprozesse im MORE@BU© - Ereigniskatalog in interne Ereigniskategorien – das sind Führungsprozesse, Kernprozesse und unterstützende Prozesse – sowie in externe chancen- und risikorelevante Ereigniskategorien eingeteilt.

Im Rahmen von MORE@BU© wurden 153 Ereigniskategorien beschrieben, die von leitenden Managern der operativen Gesellschaften in Bezug auf ihre Ergebnisrelevanz bewertet werden. In einem EDV-unterstützten Prozess werden die wesentlichsten Risiken und Chancen von den Managern der Konzerngesellschaften identifiziert, quantitativ und qualitativ bewertet und anschließend nach Priorität gereiht. Zu den Ereignissen mit den höchsten Risiken und Chancen werden konkrete Maßnahmenpläne erarbeitet. Die Bewertungsergebnisse und die beschlossenen Maßnahmen werden für jede Konzerngesellschaft in einem Bericht zusammengefasst und dem für die jeweilige Division zuständigen Vorstand zur Kenntnis gebracht. Darüber hinaus werden die konsolidierten Divisions- und Konzernergebnisse an den gesamten Vorstand sowie an den Aufsichtsrat der BÖHLER-UDDEHOLM AG berichtet.

Konzernweiter Roll-out
Im Berichtsjahr wurde das Risiko- und Chancenmanagement MORE@BU© in 56 Konzerngesellschaften durchgeführt. Diese Unternehmen erwirtschaften mehr als 90 % des Konzernumsatzes und etwa 95 % des Konzern-EBIT. Insgesamt waren 352 Führungskräfte der operativen Gesellschaften in den Prozess eingebunden. 36 Risikomanager wurden bereits mit der Methodik des MORE@BU© vertraut gemacht und erheben gemäß dem „Train-the-Trainer"-Prinzip die Chancen und Risiken in den Gesellschaften vor Ort. Bei diesen Workshops werden auch Maßnahmen zur Risikoreduzierung und Chancenhebung erarbeitet.

Seit dem Jahr 2005 wurden im Rahmen des MORE@BU© insgesamt 2.415 Maßnahmen zur Minimierung von Risiken und zur Hebung von Chancen beschlossen. Davon sind 785 Einzelmaßnahmen in den Gesellschaften bereits vollständig implementiert, 1.607 befinden sich noch in Umsetzung und nur 23 Maßnahmen wurden aufgrund von geänderten Rahmenbedingungen abgebrochen.

GESCHÄFTSRISIKEN
In der Berichtsperiode war BÖHLER-UDDEHOLM mit den folgenden wesentlichen internen und externen Einzelrisiken konfrontiert:

Interne Risiken / Führungsprozesse:
Expansionsstrategie.
Die Expansion durch organisches Wachstum ist bei BÖHLER-UDDEHOLM mit zahlreichen Investitionen in das Kerngeschäft der Divisionen verbunden. Neben der generellen Fokussierung auf den Ausbau der kundennahen Dienstleistungen (vor allem Wärmebehandlung und Anarbeitung) werden immer wieder auch große Investitionsvorhaben an den Produktionsstandorten weltweit getätigt. Die damit verbundenen Risiken sind der Konzernleitung bewusst, weshalb besonders darauf geachtet wird, dass erfahrene Manager die Investitionsmaßnahmen vor Ort begleiten. Zusätzlich kann durch regelmäßige Berichterstattung rasch auf ungeplante Entwicklungen reagiert werden.

Darüber hinaus verfolgt BÖHLER-UDDEHOLM eine Wachstumsstrategie, die auch in Zukunft Akquisitionen wahrscheinlich macht. Da die Anzahl der potenziellen Übernahmeziele begrenzt ist, könnten darunter auch Unternehmen sein, die aufgrund ihrer Größe oder Struktur einen wesentlich höheren Integrationsaufwand erfordern, als dies bei bisherigen Zukäufen gegeben war. Aufgrund der Erfahrungen, die schon in der Vergangenheit mit dem Erwerb und der Integration von Unternehmen gemacht wurden, ist sich der Vorstand bewusst, dass der Erfolg von Akquisitionen vom Einsatz ausreichender Managementkapazitäten ebenso abhängt wie von der Verfügbarkeit der notwendigen finanziellen Ressourcen.

Strategieumsetzung und Strategieanpassung.
Die Umsetzung der von den einzelnen Divisionen verfolgten Strategien verlief im Berichtsjahr planmäßig. Dennoch ist das Management darauf vorbereitet, dass jederzeit Umstände eintreten könnten, die Änderungen in der strategischen Ausrichtung erforderlich machen. Obwohl derzeit nicht absehbar, ist darauf hinzuweisen, dass grundlegende Strategieanpassungen vorübergehend negative Auswirkungen auf die Ergebnisentwicklung haben könnten.

Altlasten.
Wie bei allen Stahlherstellern, mit deren Produktion in der Vergangenheit möglicherweise umweltrelevante Auswirkungen verbunden waren, kann es auch auf den Betriebsgeländen der BÖHLER-UDDEHOLM Gruppe Altlasten geben. Deshalb unterliegen die Betriebsstätten an den Standorten Kapfenberg (Österreich), Meerbusch/Düsseldorf (Deutschland), Wetzlar (Deutschland) und Sumaré (Brasilien) einer laufenden betriebsinternen sowie behördlichen Beobachtung und Kontrolle.

Strategische Partnerschaften.
Wie in den Kernprozessen unter „Kundenstruktur" erläutert, bestehen in einigen Divisionen größere Abhängigkeiten zu Geschäftspartnern. Durch Bildung strategischer Partnerschaften versucht das Management, die damit verbundenen Risiken (Verlust von Großkunden, Preisdiktat von Lieferanten) zu verringern.

Interne Risiken / Kernprozesse:
Kosten und Zeitdauer der Produktion und Leistungserstellung.
Die Gesellschaften der BÖHLER-UDDEHOLM Gruppe stehen in intensiver Konkurrenz zu Anbietern aus aller Welt. Obwohl seit vielen Jahren ein aktives Kostenmanagement betrieben wird, besteht dennoch ein permanenter Druck zu weiteren Kostensenkungsmaßnahmen. Das Management ist überzeugt, dass die in den Unternehmen eingerichteten kontinuierlichen Verbesserungsprogramme ausreichen, um im Wettbewerb weiterhin erfolgreich bestehen zu können.

Verfügbarkeit und Funktionstüchtigkeit von Produktionsanlagen.
Die anhaltend starke Nachfrage nach Produkten der BÖHLER-UDDEHOLM Gruppe hatte im Berichtsjahr eine außerordentlich hohe Auslastung der Produktionsanlagen zur Folge. Damit steigt naturgemäß auch das Ausfallsrisiko. Die im vergangenen Jahr in Betrieb genommenen Investitionen wie etwa die zweite Spindelpresse am Standort Kapfenberg, das neue Walzwerk am Standort Sumaré und der Umstand, dass nach den Akquisitionen der vergangenen Jahre verschiedene Produkte gleichzeitig an mehreren Standorten gefertigt werden können, mindern dieses Risiko. Das Management ist deshalb überzeugt, dass auch ein längerfristiger Ausfall von einzelnen Aggregaten das Konzernergebnis nicht erheblich beeinträchtigen würde.

Kundenstruktur.
In den Divisionen Precision Strip und Special Forgings (Umsatzanteil rund 16 %) bestehen Absatzstrukturen, die Abhängigkeiten von einzelnen Großkunden mit sich bringen. Da der Verlust wichtiger Kunden die Umsatz- und Ergebnissituation dieser Divisionen spürbar beeinträchtigen könnte, ist das Management besonders bemüht, die betreffenden Kundenbeziehungen zu festigen und durch Bildung von strategischen Partnerschaften langfristig abzusichern.

Externe Risiken

Marktveränderung.

BÖHLER-UDDEHOLM ist vorwiegend in hochspezifischen Produktsegmenten der Edelstahlbranche tätig und daher nicht im gleichen Umfang wie andere Stahlerzeuger zyklischen Absatzschwankungen ausgesetzt. Dennoch wird ein beträchtlicher Teil des Umsatzes mit Kunden erwirtschaftet, deren Geschäftsentwicklung ausgeprägten Konjunkturzyklen unterliegen. Darunter fallen beispielsweise die Automobilproduzenten, die Maschinenbauindustrie, die Flugzeughersteller, die Erzeuger von Konsumartikeln und der Anlagenbau für die Energieerzeugung. Derzeit ist die Nachfrage nach Produkten der BÖHLER-UDDEHOLM Gruppe außerordentlich hoch. Nach Expertenmeinungen ist in nächster Zukunft mit einer guten Konjunktur in den Nischenmärkten der Edelstahlindustrie zu rechnen. Dennoch ist sich das Management bewusst, dass rückläufige Umsätze in diesen Abnehmerbranchen ein hohes Risiko darstellen und negative Auswirkungen auf die Absatzmöglichkeiten von Produkten des BÖHLER-UDDEHOLM Konzerns haben können.

Preis- und Margenveränderungen.

Zur Erzeugung von Edelstählen wird neben Schrott auch eine Reihe von Legierungsmetallen eingesetzt. Primär sind dies Chrom, Nickel, Vanadium, Molybdän und Wolfram. Diese Rohstoffe sind zwar starken Preisschwankungen ausgesetzt, im Berichtsjahr lagen die Preise für diese Materialien allerdings generell auf hohem Niveau. Preisschwankungen bei Legierungsmetallen können zu einem erheblichen Teil über so genannte Legierungspreisanhänger an die Kunden weitergegeben werden. Außerdem ist der Preis für Nickel, der an der Londoner Metallbörse (LME) gehandelt wird, sowie die ebenfalls bedeutsamen Preise für Strom, Gas und Öl bei BÖHLER-UDDEHOLM zu einem wesentlichen Teil über Termin- und Optionsgeschäfte gesichert. Dennoch können starke Ausschläge bei Legierungs- und Energiepreisen einen negativen Einfluss auf die Ergebnissituation des Unternehmens haben.

Währungsschwankungen.

Die Fremdwährungsrisiken, die sich aus der weltweiten Ein- und Verkaufstätigkeit ergeben, werden systematisch erfasst und unter Einsatz geeigneter Sicherungsinstrumente eliminiert oder begrenzt. Neben den Kursrisiken, die sich aus Forderungen und Verbindlichkeiten im Zusammenhang mit Lieferungen und Leistungen ergeben, unterliegen auch Währungsrisiken aus anderen Bilanzpositionen (wie etwa Fremdwährungskredite) einer laufenden Kontrolle und werden bei Bedarf gesichert. Während kurzfristige Wechselkursschwankungen im Rahmen des Währungsmanagements konzernintern gesichert werden, führt die anhaltende Abwertung des US-Dollar, verbunden mit dem Anstieg des Außenwertes des Euro, zu einer Verschlechterung der Wettbewerbssituation gegenüber Konkurrenten mit Produktionen in den USA oder in anderen vom US-Dollar dominierten Volkswirtschaften. Um dieser Entwicklung entgegenzutreten, werden routinemäßig Kurssicherungsinstrumente eingesetzt. Im Hinblick auf den US-Dollar-Bedarf des voestapine Konzerns wird der US-Dollar-Überschuss, der aus dem Exportgeschäft der BÖHLER-UDDEHOLM Gesellschaften entsteht, künftig im Gesamtkonzern genettet. Finanzielle Risiken werden im Konzernanhang im Detail behandelt.

Die Aufwertung des Brasilianischen Real gegenüber dem Euro und insbesondere dem US-Dollar hat im Berichtsjahr das Ergebnis von Villares Metals S.A. (Brasilien) beeinträchtigt. Um die Handlungsfähigkeit dieser Gesellschaft sowie anderer Konzernunternehmen in potenziell instabilen Volkswirtschaften auch in Krisensituationen sicherzustellen, wird insbesondere auf eine entsprechende Eigenkapitalausstattung geachtet.

Elementarereignisse, Haftpflicht und Betriebsunterbrechung.
Die Vermögenswerte der einzelnen Unternehmen sind entweder lokal oder im Rahmen einer Konzern-Polizze versichert. Abgedeckt sind auch Schadensfälle, die in Folge von Betriebsunterbrechungen nach Elementarschäden auftreten könnten. Im Rahmen der Haftpflichtversicherung sind neben der Unternehmenshaftpflicht auch die Produkthaftpflicht sowie Umweltrisiken versichert. Zusätzlich deckt eine konzernweite Marine- und Cargoversicherung die Transportrisiken ab.

PERSONAL

Die Anzahl der MitarbeiterInnen in der BÖHLER-UDDEHOLM Gruppe erhöhte sich von 14.324 im Geschäftsjahr 2006 um 8 % auf 15.453 Beschäftigte im Berichtsjahr 2007/08. Dieser Zuwachs resultierte im Wesentlichen aus der Erhöhung von Produktionskapazitäten, verstärkten Vertriebsaktivitäten in mehreren Wachstumsmärkten und einigen kleineren Unternehmenszukäufen. Darüber hinaus waren in der Berichtsperiode 2007/08 insgesamt 437 Lehrlinge in Ausbildung im Vergleich zu 413 Lehrlingen im Geschäftsjahr 2006.

Mitarbeiterstand nach Region	**2007/08**	**2007**	**2006**
Österreich	4.353	4.275	4.094
Deutschland	3.094	3.017	2.860
Schweden	1.457	1.449	1.379
Übriges Europa	1.757	1.739	1.687
Nordamerika	825	783	598
Brasilien	1.770	1.787	1.774
Übriges Südamerika	318	316	298
China	716	690	541
Übriges Asien	743	745	723
Australien, Afrika	419	416	370
Gesamt	**15.452**	**15.217**	**14.324**

In der Berichtsperiode stand nach der Übernahme von BÖHLER-UDDEHOLM AG durch voestalpine AG vorrangig die Steuerung und Abwicklung der Integrationsarbeit im Fokus. Es wurden 14 Integrationsteams paritätisch von beiden Unternehmen besetzt, die alle relevanten Fachbereiche umspannten. Generell ist anzumerken, dass die Eingliederung von BÖHLER-UDDEHOLM als neue Division Edelstahl in den voestalpine Konzern keine Standortschließungen und keinen Personalabbau bedingten. Die Integration konnte sehr zügig umgesetzt und im Wesentlichen bereits im März 2008 abgeschlossen werden.

Im Bereich Human Resources konzentrierten sich daher die Aktivitäten unter anderem auf eine gemeinsame Politik in der Führungskräfteentwicklung, in der Nachfolgeplanung für Geschäftsführer sowie auf eine mittelfristig angestrebte Harmonisierung bei den Zielvereinbarungssystemen und Bonifikationen. Das Personalcontrolling und die Mitarbeiterzufriedenheits-Erhebungen wird BÖHLER-UDDEHOLM nach dem Muster der voestalpine künftig deutlich ausbauen.

Das Mitarbeitergespräch als wesentliches Führungsinstrument wird nach dem Vorbild BÖHLER-UDDEHOLM im voestalpine Konzern international stärker als bisher verankert. Auch beim Bewerbungsmanagement und Personalmarketing wird künftig ein abgestimmtes Vorgehen umgesetzt. Mit dem bei voestalpine bereits implementierten LIFE-Programm strebt BÖHLER-UDDEHOLM weitere Maßnahmen an, um den Arbeitsplatz, das Arbeitsumfeld und die Arbeitsbedingungen noch attraktiver zu gestalten. Hier stehen Faktoren wie Motivation, Ausgeglichenheit, Gesundheit und Fitness im Vordergrund.

Bereits seit mehreren Jahren verfügt voestalpine über ein klar strukturiertes Mitarbeiterbeteiligungsprogramm. Im Berichtsjahr konnten nahezu alle österreichischen MitarbeiterInnen der BÖHLER-UDDEHOLM Gruppe in dieses Programm integriert werden. Die voestalpine Aktien der Mitarbeiter werden gebündelt und treuhändisch von der voestalpine-Arbeitnehmer-Privatstiftung verwaltet.

Erwähnenswert ist auch, dass als Resultat des „Konzerntages 2006" nun im Berichtsjahr der BÖHLER-UDDEHOLM Wertekatalog überarbeitet und adaptiert wurde. Nachdem diese Leitsätze sechs Jahre unverändert gültig waren, baut der neue Wertekatalog zwar auf dem alten auf, wurde aber gestrafft, mit frischen Akzenten versehen und um neue Aspekte bereichert. Es geht dabei weniger um fundamentale Regeln für den beruflichen Alltag, als vielmehr um gelebte Werte, die die Identität der BÖHLER-UDDEHOLM Gruppe nach innen und außen dokumentieren.

UMWELTSCHUTZ UND NACHHALTIGKEIT

Im BÖHLER-UDDEHOLM Konzern wird das dezentrale Umwelt-, Qualitäts- sowie Arbeitsschutz- und Sicherheitsmanagement schrittweise in ein gemeinsames Managementsystem eingegliedert. Die Vorteile dieses integrierten Managementsystems liegen vor allem in einer fokussierten Prozessorientierung sowie in einer einfachen und benutzerfreundlichen Dokumentation. Diesem Trend entsprechend wird im BÖHLER-UDDEHOLM Intranet ein eigener Bereich „Generic Management" als Kommunikationsplattform aufgebaut. Hier können grundlegende und wichtige Informationen zwischen den Umwelt-, Qualitäts- und Sicherheitsmanagern ausgetauscht werden.

Beim betrieblichen Umweltmanagement im BÖHLER-UDDEHOLM Konzern stehen besonders fünf Aspekte im Vordergrund. Es sind dies die Luftreinhaltung, der Gewässerschutz, die Abfallentsorgung, die Energieeinsparung sowie die Lärmbekämpfung. Dabei haben die hohen europäischen Standards in diesen Bereichen auch an den Konzernstandorten in den aufstrebenden Märkten wie etwa Brasilien und China Gültigkeit. In diesen Ländern wird die Einhaltung der Umweltschutzauflagen von den Behörden streng geprüft und Verstöße mit empfindlichen Strafen belegt. In der brasilianischen Tochtergesellschaft Villares Metals S.A. in Sumaré wurde daher im Berichtszeitraum das Umweltmanagementsystem gemäß ISO 14001 zertifiziert.

An den europäischen Standorten Kapfenberg (Österreich), Hagfors (Schweden) und Wetzlar (Deutschland) gilt für Anlagen zur Stahlproduktion die Emissionshandelsrichtlinie der Europäischen Union. Dabei wurden den Konzerngesellschaften Böhler Edelstahl GmbH & Co KG, Uddeholm Tooling AB und Buderus Edelstahl GmbH in der ersten Handelsperiode rund 100.600 Jahrestonnen CO2-Emissionszertifikate zugeteilt. Allerdings hat sowohl die österreichische als auch die deutsche Regierung die Menge der benötigten Zertifikate für diese Gesellschaften zu gering bemessen. Aufgrund des erzielten Wachstums mussten daher im Berichtsjahr Emissionszertifikate in geringem Umfang von Böhler und Buderus zugekauft werden.

Im Jahr 2007 wurden die Zuteilungen von Emissionszertifikaten für die zweite Handelsperiode (von 2008 bis 2012) mit den nationalen Behörden nach Vorgaben der EU verhandelt. Sowohl Böhler als auch Uddeholm erwarten, dass sie mit den zugeteilten Emissionsrechten in diesem Zeitraum das Auslangen finden. In Deutschland wurden jedoch allen Edelstahlherstellern zu geringe Mengen an Emissionszertifikaten zugeteilt. Bei einer maximalen Produktionsauslastung von 480.000 Jahrestonnen hätte Buderus Edelstahl einen Zusatzbedarf an Zertifikaten in Höhe von insgesamt etwa 33.000 Jahrestonnen. Sollte die Stahlwerkskapazität weiter erhöht werden, können zusätzliche Emissionszertifikate beantragt werden. Insgesamt rechnet BÖHLER-UDDEHOLM jedoch nur mit einem relativ geringen Zusatzbedarf an Zertifikaten, der mit keinen wesentlichen wirtschaftlichen Auswirkungen verbunden ist.

Am 1. Juni 2007 ist die Verordnung REACH (Registration, Evaluation, Authorization of Chemicals) in Kraft getreten. Während es bisher Aufgabe der Behörden war, kritische Stoffe (Eisen, Stähle, Zement etc.) zu identifizieren und zu bewerten, so liegt dies nun in der Verantwortung der Hersteller und Importeure. Alle in der EU hergestellten und importierten Stoffe ab einer Größenordnung von einer Tonne pro Jahr müssen vorregistriert werden. Das bedeutet, dass jede europäische Tochtergesellschaft der BÖHLER-UDDEHOLM Gruppe die betroffenen Produkte selbst vorregistrieren muss.

Dies führt zu einem erheblichen Mehraufwand in der Administration und voraussichtlich auch zu einer Kostensteigerung für Produkte, die in der EU erzeugt oder in die EU importiert werden. Durch REACH kann aber auch eine gewisse Eintrittsbarriere für betroffene Produkte von außerhalb der EU entstehen.

Angaben gemäß § 243a UGB

Bezüglich der nach § 243a UGB erforderlichen Angaben wird auf den (Konzern-) Anhang verwiesen.

AUSBLICK 2008/09

Die Nachfrage für Edelstahl und Edelstahlprodukte erwies sich im Berichtsjahr 2007/08 als äußerst robust. Es ist davon auszugehen, dass sich dieser erfreuliche Trend auch im Geschäftsjahr 2008/09 fortsetzt. Aus heutiger Sicht ist in allen Kernmärkten und auch bei den relevanten Abnehmerindustrien keine signifikante Abschwächung bemerkbar. Lediglich in Nordamerika ist zu erwarten, dass sich die bereits beobachtete Abkühlung bei Werkzeugstahl und einigen anderen Produktsegmenten verfestigt oder sogar verstärkt. Dies wird jedoch auch von der weiteren Entwicklung der Währungsparität zwischen dem Euro und dem US-Dollar beeinflusst werden.

Insgesamt erwartet das Management von BÖHLER-UDDEHOLM daher für 2008/09 ein gutes Geschäftsjahr, das sich etwa auf dem Niveau des Vorjahres bewegen sollte. Generell ist jedoch festzuhalten, dass die Unsicherheit über die Einschätzung der weiteren Entwicklung der Weltwirtschaft zum Jahreswechsel deutlich zugenommen hat. Es ist abzuwarten, ob die Auswirkungen der Subprimekrise auch auf die Realwirtschaft übergreifen. Dies könnte die Konjunkturerwartungen der Stahl- und Edelstahlindustrie beeinflussen.

Als einen wesentlichen Risikofaktor für das Geschäftsjahr 2008/09 sieht BÖHLER-UDDEHOLM die ungünstige Währungsparität des US-Dollar gegenüber dem Euro, der Schwedischen Krone und dem Brasilianischen Real. Sollte die Schwäche des US-Dollar längerfristig anhalten und ähnlich stark ausgeprägt sein wie zum Jahresanfang 2008, so wären negative Auswirkungen für BÖHLER-UDDEHOLM spürbar. Zusätzlich ist mit steigenden Kosten für Energie und Personal zu rechnen. Diesen Entwicklungen wird jedoch mit einem straffen Programm zur Senkung der Kosten und zur Steigerung der Produktivität begegnet.

Starke Nachfrage erwartet.

Die treibenden Kräfte in der Nachfrage für BÖHLER-UDDEHOLM werden die Branchen Flugzeugbau, Anlagen- und Maschinenbau, Energieerzeugung, Ölfeldausrüstung, Offshore, Chemie und Petrochemie bleiben. Der hohe Bedarf wird auch im kommenden Geschäftsjahr für eine volle Auslastung der Produktionskapazitäten in der gesamten Gruppe sorgen. Obwohl durch die Ausbaumaßnahmen in der jüngsten Vergangenheit einige Kapazitätsengpässe beseitigt wurden, sind weitere Investitionen notwendig, um das Marktwachstum erfolgreich begleiten zu können. Die BÖHLER-UDDEHOLM Gruppe plant daher im Geschäftsjahr 2008/09 Investitionen in Höhe von rund 300 m€. Alle Investitionen werden aus dem eigenen Cashflow finanziert.

Im Mittelpunkt steht dabei der Ausbau der Freiformschmiede-Kapazitäten an den Standorten Kapfenberg (Österreich), Hagfors (Schweden), Sumaré (Brasilien) und Wetzlar (Deutschland). Die überdurchschnittlich hohe Nachfrage der Abnehmer aus dem Sektor Energieerzeugung hat zu einer deutlichen Verknappung der Freiformschmiede-Kapazitäten geführt, und zwar sowohl bei BÖHLER-UDDEHOLM als auch beim Mitbewerb. Zusätzlich wird auch die Umschmelzkapazität für Spezialwerkstoffe erhöht sowie die Produktionskapazität für Sägebandstahl ausgebaut.

Darüber hinaus wird sich BÖHLER-UDDEHOLM in einzelnen Märkten bei Vertrieb, Anarbeitung und Wärmebehandlung verstärken. Im Vordergrund stehen hier Brasilien, Russland, Indien und China. Auch weitere Übernahmen von kleineren oder mittelgroßen Unternehmen sind nicht ausgeschlossen. Bereits im Berichtsjahr 2007/08 wurden einige Akquisitionen getätigt, die in Summe etwa 70 m€ zum Gesamtumsatz 2008/09 beitragen werden.

Wien, 06. Mai 2008

Der Vorstand

e.h. Claus J Raidl	e.h. Horst Königslehner
e.h. Franz Rotter	e.h. Heimo Stix

BILANZ ZUM 31. MÄRZ 2008
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

Aktiva:

	Anhang-Nr.	31.03.2008 €	31.12.2007 k€
A. Anlagevermögen:			
I. Immaterielle Vermögensgegenstände	(1)	581.271,17	735,2
II. Sachanlagen	(1)	659.070,78	620,20
III. Finanzanlagen	(1)	731.182.585,82	724.548,0
		732.422.927,77	**725.903,4**
B. Umlaufvermögen:			
I. Forderungen und sonstige Vermögensgegenstände	(2)	515.347.180,49	317.662,3
III. Kassenbestand, Guthaben bei Kreditinstituten		10.503.802,74	7.273,4
		525.850.983,23	**324.935,7**
C. Rechnungsabgrenzungsposten	(3)	**1.173.441,04**	**1.001,9**
		1.259.447.352,04	**1.051.841,0**

Passiva:

	Anhang-Nr.	31.03.2008 €	31.12.2007 k€
A. Eigenkapital:			
I. Grundkapital	(4)	102.000.000,00	102.000,0
II. Kapitalrücklagen	(5)	293.667.571,41	293.667,6
III. Andere freie Gewinnrücklagen	(6)	128.940.771,21	128.940,8
IV Bilanzgewinn		226.863.724,16	37.895,0
davon Gewinnvortrag		37.895.063,55	1.607,6
		751.472.066,78	**562.503,4**
B. Unversteuerte Rücklagen	(7)	**255.357,80**	**255,4**
C. Rückstellungen:	(8)		
1. Rückstellungen für Abfertigungen		4.320.539,00	4.277,3
2. Rückstellungen für Pensionen		19.988.395,00	20.486,2
3. Steuerrückstellungen		12.577.644,84	12.577,6
4. Sonstige Rückstellungen		9.410.085,13	7.908,1
		46.296.663,97	**45.249,2**
D. Verbindlichkeiten	(9)	**461.423.263,49**	**443.833,0**
E. Rechnungsabgrenzungsposten		**0,00**	**0,0**
		1.259.447.352,04	**1.051.841,0**
Haftungsverhältnisse	(11)	**749.776.305,00**	**771.410,2**

GEWINN- UND VERLUSTRECHNUNG 2008
DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	Anhang-Nr.	31.03.2008 €	31.12.2007 €
1. Umsatzerlöse	(12)	2.197.362,82	8.010.730,97
2. Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	(13)	-6.322.661,61	-29.452.212,42
3. Bruttoergebnis vom Umsatz		**-4.125.298,79**	**-21.441.481,45**
4. Sonstige betriebliche Erträge	(14)	65.561,69	207.042,60
5. Vertriebskosten	(15)	-483.355,30	-1.799.601,29
6. Verwaltungskosten	(16)	-1.304.409,69	-5.407.218,39
7. Sonstige betriebliche Aufwendungen	(17)	-158.572,29	-1.838.632,49
8. Zwischensumme aus Z 1 bis 7 (Betriebserfolg)		**-6.006.074,38**	**-30.279.891,02**
9. Erträge aus Beteiligungen,	(18)	203.196.287,63	83.186.271,34
davon aus verbundenen Unternehmen		*203.196.287,63*	*82.835.547,27*
10. Erträge aus anderen Wertpapieren des Finanzanlagevermögens	(19)	0,00	0,00
11. Sonstige Zinsen und ähnliche Erträge,	(20)	4.486.703,90	27.883.488,70
davon aus verbundenen Unternehmen		*2.437.357,20*	*10.048.890,66*
12. Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens	(21)	0,00	10.890.261,18
davon aus verbundenen Unternehmen		*0,00*	*10.890.261,18*
13. Aufwendungen aus Finanzanlagen und Wertpapieren des Umlaufvermögens	(22)	0,00	-12.624,06
14. Zinsen und ähnliche Aufwendungen	(20)	-6.780.891,81	-31.628.306,14
davon aus verbundenen Unternehmen		*-3.474.697,11*	*-10.513.405,49*
15. Zwischensumme aus Z 9 bis Z 14 (Finanzerfolg)		**200.902.099,72**	**90.319.091,02**
16. Ergebnis der gewöhnlichen Geschäftstätigkeit		**194.896.025,34**	**60.039.200,00**
17. Steuern vom Einkommen		-5.927.364,73	-23.751.788,59
18. Jahresüberschuss = Jahresgewinn		**188.968.660,61**	**36.287.411,41**
19. Gewinnvortrag aus dem Vorjahr		37.895.063,55	1.607.652,14
20. Bilanzgewinn		**226.863.724,16**	**37.895.063,55**

ANHANG 2008
BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

A. ALLGEMEINE ANGABEN

Der Jahresabschluss der BÖHLER-UDDEHOLM AG für das Rumpfwirtschaftsjahr 1. Jänner bis 31. März 2008 ist nach den Vorschriften des österreichischen Unternehmensgesetzbuches aufgestellt. Die Darstellung der Gewinn- und Verlustrechnung erfolgt nach dem Umsatzkostenverfahren. Da es sich beim abgelaufenen Geschäftsjahr um ein Rumpfwirtschaftsjahr handelt, sind die Vorjahreswerte nur bedingt vergleichbar.

Im Interesse einer klaren Darstellung wurden in der Bilanz und in der Gewinn- und Verlustrechnung einzelne Posten zusammengefasst. Diese Posten sind in den weiteren Abschnitten des Anhangs gesondert aufgegliedert.

Der von der BÖHLER-UDDEHOLM AG als Mutterunternehmen verpflichtend aufzustellende Konzernabschluss wird zeitgleich mit dem Jahresabschluss der Gesellschaft zum 31. März 2008 (Rumpfwirtschaftsjahr) für den Berichtszeitraum 1. Jänner 2007 bis 31. März 2008 veröffentlicht und beim Firmenbuch des Handelsgerichtes Wien hinterlegt.

Die BÖHLER-UDDEHOLM-Gruppe wird ihrerseits aufgrund des Erwerbs einer Mehrheitsbeteiligung durch die voestalpine AG ab 1. Juli 2007 als Division Edelstahl in den Konzernabschluss der voestalpine AG einbezogen.

Die Gesellschaft ist eine große Kapitalgesellschaft im Sinne des § 221 UGB.

B. BILANZIERUNGS- UND BEWERTUNGSGRUNDSÄTZE

ANLAGEVERMÖGEN

Erworbene **immaterielle Vermögensgegenstände** werden zu Anschaffungskosten bewertet und nach der linearen Methode planmäßig abgeschrieben. Die Abschreibungssätze betragen 20,0 % bzw. 25,0 %. Im Rumpfwirtschaftsjahr 2008 wurde eine Halbjahresabschreibung in Höhe von 200.016,70 € (Vorjahr: 577,5 k€) vorgenommen.

Die Bewertung des **Sachanlagevermögens** erfolgt zu Anschaffungs- oder Herstellungskosten, vermindert um planmäßige Abschreibungen, die grundsätzlich nach der linearen Methode ermittelt werden. Außerplanmäßige Abschreibungen waren nicht erforderlich. Im Rumpfwirtschaftsjahr 2008 wurde eine Halbjahresabschreibung in Höhe von 143.246,69 € (Vorjahr: 271,6 k€) vorgenommen.

Beim abnutzbaren Sachanlagevermögen kommen bei den planmäßigen Abschreibungen folgende Sätze zur Anwendung:

	in %
EDV-Hardware	25,0
Sonstige Büromaschinen	20,0
PKW	25,0
Büroausstattung	12,5
Geringwertige Vermögensgegenstände	100,0

Die Bilanzierung der **Beteiligungen** erfolgt zu Anschaffungskosten oder zum niedrigeren Teilwert.

Wertpapiere und Wertrechte des Anlagevermögens werden zu Anschaffungskosten oder zum niedrigeren Wert am Abschlussstichtag ausgewiesen.

UMLAUFVERMÖGEN

Die Aktivierung der **Forderungen und sonstigen Vermögensgegenstände** erfolgt zu Anschaffungskosten. Erkennbaren Risken wird durch die Bildung entsprechender Wertberichtigungen Rechnung getragen. Fremdwährungsforderungen werden mit dem Devisenmittelkurs des Bilanzstichtages bewertet. Soweit jedoch geschlossene Devisenpositionen aus deckungsfähigen Aktiv- und Passivposten bestehen, erfolgt eine Anpassung auf den höheren bzw. niedrigeren Sicherungskurs. Diese Bewertungsdifferenzen werden in den sonstigen Verbindlichkeiten bzw. aktiven Rechnungsabgrenzungsposten ausgewiesen.

Vom Wahlrecht gemäß § 198 Abs 10 UGB, einen Abgrenzungsposten auf der Aktivseite der Bilanz in Höhe der voraussichtlichen Steuerentlastung nachfolgender Geschäftsjahre einzustellen, wird kein Gebrauch gemacht. Die aktivierbaren latenten Steuern betragen 1.610.100,77 € (Vorjahr: 1.546,4 k€).

RÜCKSTELLUNGEN / VERBINDLICHKEITEN

Die **Rückstellungen für Abfertigungen** werden zum Bilanzstichtag mit dem sich nach versicherungsmathematischen Grundsätzen ergebenden Betrag angesetzt. Dabei wird das Anwartschaftsbarwertverfahren (projected-unit-credit-Methode) mit einem Rechnungszinssatz von 5,25 % p.a. (Vorjahr: 5,25 % p.a.) und unter Einbeziehung eines Dynamiksatzes für künftige Bezugserhöhungen von 3,5 % p.a. (Vorjahr: 3,5 % p.a.) angewendet. Als versicherungsmathematische Rechnungsgrundlagen werden die HEUBECK Richttafeln 1998 herangezogen. Das angenommene Pensionsantrittsalter entspricht den im Allgemeinen Pensionsgesetz 2004 festgelegten Werten. Übergangsbestimmungen für ältere DienstnehmerInnen werden berücksichtigt. Die sich aus der Aufzinsung der Abfertigungsverpflichtungen zum letzten Bilanzstichtag bereinigt um unterjährige Veränderungen des Verpflichtungsumfangs ergebenden Zinsen in Höhe von 44.818,00 € (Vorjahr: 169,1 k€) wurden im Finanzergebnis ausgewiesen. Die versicherungsmathematischen Ergebnisse aus der Ermittlung der langfristigen Abfertigungsrückstellungen sind im Jahr ihres Entstehens in vollem Umfang ergebniswirksam erfasst. Der ver-

sicherungstechnische Verlust aus der Abfertigungsrückstellung beträgt 17.195,00 € (Vorjahr: 844,4 k€) und entspricht der Entwicklung der Defined Benefit Obligation.

Die Höhe der **Rückstellungen für Pensionen** wird ebenfalls nach versicherungsmathematischen Grundsätzen nach der Anwartschaftsbarwertmethode (projected-unit-credit-Methode) mit einem Rechnungszinssatz von 5,25 % p.a. (Vorjahr: 5,25 % p.a.) und unter Berücksichtigung eines Dynamiksatzes für künftige Bezugserhöhungen von 3,5 % p.a. (Vorjahr: 3,5 % p.a.) sowie einer Rentenentwicklung von 2,5 % p.a. (Vorjahr: 2,5 % p.a.) ermittelt. Das angenommene Pensionsantrittsalter entspricht den im Allgemeinen Pensionsgesetz 2004 festgelegten Werten. Übergangsbestimmungen für ältere DienstnehmerInnen werden berücksichtigt. Als versicherungsmathematische Rechnungsgrundlagen werden die HEUBECK Richttafeln 1998 herangezogen. Die sich aus der Aufzinsung der Pensionsverpflichtungen zum letzten Bilanzstichtag bereinigt um unterjährige Veränderungen des Verpflichtungsumfangs ergebenden Zinsen in Höhe von 420.123,00 € (Vorjahr: 1.436,3 k€) wurden ebenso wie der Erfolg aus der Veranlagung des Fondsvermögens durch die APK Pensionskasse AG in Höhe von 181.565,00 € (Vorjahr: 492,1 k€) im Finanzergebnis ausgewiesen. Die versicherungsmathematischen Ergebnisse aus der Ermittlung der langfristigen Pensionsrückstellungen sind im Jahr ihres Entstehens in vollem Umfang ergebniswirksam erfasst. Der versicherungstechnische Gewinn aus der Pensionsrückstellung beträgt 78.243,00 € (Vorjahr: Verlust 2.403,8 k€) und entspricht der Entwicklung der Defined Benefit Obligation abzüglich der Entwicklung des vorhandenen Pensionskapitals.

Die **Sonstigen Rückstellungen** beinhalten die bis zur Bilanzaufstellung erkennbaren Risiken und ungewissen Verpflichtungen. Sie sind in der Höhe angesetzt, die nach vernünftiger kaufmännischer Beurteilung notwendig ist. Die unter diesem Posten ausgewiesenen Jubiläumsgeldrückstellungen werden analog zur Abfertigungsrückstellung ebenfalls nach der Anwartschaftsbarwertmethode (projected-unit-credit-Methode) ermittelt. Die im Finanzergebnis ausgewiesenen Zinsen aus der Aufzinsung betragen 2.580,00 € (Vorjahr: 10,4 k€).

Die **Verbindlichkeiten** werden mit ihrem Rückzahlungsbetrag angesetzt. Fremdwährungsverbindlichkeiten werden mit dem Devisenmittelkurs des Bilanzstichtages bewertet. Soweit jedoch geschlossene Devisenpositionen aus deckungsfähigen Aktiv- und Passivposten bestehen, erfolgt eine Anpassung auf den höheren bzw. niedrigeren Sicherungskurs.

C. Erläuterungen zur Bilanz

1. Anlagevermögen

Die **Aufgliederung** der in der Bilanz zusammengefassten Anlagenposten und ihre Entwicklung ist im Anlagenspiegel dargestellt.

Die Verpflichtungen aus der Nutzung von in der Bilanz nicht ausgewiesenen Sachanlagen betragen für das Geschäftsjahr 2009 862.950,00 € sowie für die Geschäftsjahre 2009 bis 2013 3.979.915,00 €.

Beteiligungsgesellschaften der BÖHLER-UDDEHOLM AG (ab 20 %):

	Anteil am Kapital in %	Eigenkapital in m€	Jahresüberschuss/ fehlbetrag in m€
1. Verbundene Unternehmen			
Inland			
BÖHLER Edelstahl GmbH & Co KG, Kapfenberg (vormals BÖHLER Edelstahl GmbH, Kapfenberg)	100,000	248,0	95,3
BÖHLER Edelstahl GmbH, Kapfenberg	100,000	0,0	0,0
BÖHLER YBBSTALWERKE GmbH, Böhlerwerk	100,000	8,1	0,9
BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG, Böhlerwerk	100,000	98,6	37,1
BÖHLER-UDDEHOLM Precision Strip GmbH, Wien	100,000	0,1	0,0
BÖHLER-YBBSTAL Profil GmbH, Bruckbach	100,000	8,4	1,8
BÖHLER Schmiedetechnik GmbH & Co KG, Kapfenberg	100,000	33,7	-0,8
BÖHLER Schmiedetechnik GmbH, Kapfenberg	100,000	0,1	0,0
BÖHLER Bleche GmbH & Co KG, Mürzzuschlag (vormals BÖHLER Bleche GmbH, Mürzzuschlag)	100,000	41,3	7,3
BÖHLER Bleche GmbH, Mürzzuschlag	100,000	0,0	0,0
BÖHLERSTAHL Vertriebsges.m.b.H., Wien	100,000	2,6	0,8
BÖHLER INTERNATIONAL GmbH, Wien	100,000	6,9	2,8
BÖHLER-UDDEHOLM Immobilien GmbH, Wien [1)]	100,000	0,0	0,0
Intesy Business & IT Solutions GmbH, Wien	100,000	7,3	3,7
BÖHLER Wärmebehandlung GmbH, Wien	51,000	0,8	0,1

1) Eigenmittel und Jahresüberschuss zum 31.12.2005

	Anteil am Kapital in %	Eigenkapital in m€	Jahresüber-schuss/ fehlbetrag in m€
Ausland			
VILLARES Metals S.A., Sumaré	100,000	218,1	29,7
Uddeholms Aktiebolag, Hagfors	100,000	69,4	-4,3
Böhler AG, Meerbusch	100,000	62,3	5,3
Buderus Edelstahl GmbH, Wetzlar	100,000	104,5	50,1
Buderus Edelstahl Band GmbH, Wetzlar	100,000	48,2	19,7
Buderus Edelstahl Schmiedetechnik GmbH, Wetzlar	100,000	36,4	9,0
Gebrüder Böhler & Co. AG, Wallisellen	99,833	12,6	1,8
Böhler-Uddeholm Italia S.p.A., Mailand	99,250	34,0	4,8
BOHLER-UDDEHOLM HOLDINGS (UK) LIMITED, Oldbury	100,000	13,8	0,0
Bohler Uddeholm (Australia) Pty. Ltd., Sydney	100,000	25,7	0,9
BOHLER UDDEHOLM AFRICA (PTY) LTD, Sandown	100,000	5,3	0,5
BÖHLER Uddeholm B.V., Amsterdam	100,000	7,7	1,2
ACEROS BOEHLER DEL PERU S.A., Lima	95,000	5,6	1,5
ACEROS BOEHLER Uddeholm S.A., Buenos Aires	95,500	6,5	1,3
ACOS BOEHLER-UDDEHOLM DO BRASIL LTDA., Sao Bernardo do Campo	100,000	15,7	3,5
ACEROS BOEHLER DE COLOMBIA S.A.,Bogota	90,390	4,7	0,4
ACEROS BOEHLER DEL ECUADOR S.A., Quito	100,000	0,6	0,2
Böhler-Uddeholm Ibérica S.A., Barcelona	100,000	9,0	1,4
BÖHLER-UDDEHOLM France S.A.S., Mitry Mory	100,000	3,0	1,6
Böhler Kereskedelmi KFT., Dunaharaszti	100,000	6,1	0,5
Böhler Uddeholm CZ s.r.o., Prag	100,000	3,9	0,7
Bohler Uddeholm Polska S.P.Z.O.O., Warschau (vormals Inter Stal Centrum Spòlka z o o., Warschau)	100,000	3,4	1,0
Böhler-Uddeholm SLOVAKIA s.r.o., Martin	100,000	2,3	-0,6
Eschmann Vermögensverwaltung GmbH, Gummersbach	100,000	0,0	0,0
EschmannStahl GmbH & Co.KG, Gummersbach	49,000	51,4	4,3
Böhler Welding Holding GmbH, Düsseldorf (vormals Böhler Thyssen Schweißtechnik GmbH, Düsseldorf)	94,500	65,0	22,1
BÖHLER-UDDEHOLM HÄRTEREITECHNIK GMBH, Meerbusch	100,000	5,1	0,0
Böhler-Uddeholm LLC, Novgorod	100,000	2,8	0,2
Böhler-Uddeholm Ukraine LLC, Denpropetrovsk	100,000	0,0	0,0
Uddeholm Tooling CIS, St. Petersburg	100,000	0,1	0,1

	Anteil am Kapital in %	Eigenkapital in m€	Jahresüber-schuss/ fehlbetrag in m€
2. Sonstige Beteiligungen			
IVM Industrieversicherungsmakler GmbH, Linz [2]	33,333	1,9	0,4

2) Eigenmittel und Jahresüberschuss zum 31.12.2007

2. Forderungen und sonstige Vermögensgegenstände

	31.03.2008 in €	31.03.2008 in €	31.12.2007 in k€	31.12.2007 in k€
Forderungen gegenüber verbundenen Unternehmen		506.701.536,13		312.400,3
davon mit RLZ > 1 Jahr	*32.797.607,16*		*32.797,6*	
davon aus Lieferungen und Leistungen	*13.044,55*		*154,9*	
Sonstige Forderungen und Vermögensgegenstände		8.645.644,36		5.262,0
davon mit RLZ > 1 Jahr	*48.685,17*		*179,4*	
Gesamt		**515.347.180,49**		**317.662,3**
davon mit RLZ > 1 Jahr	*32.846.292,33*		*32.977,0*	
davon aus Lieferungen und Leistungen	*13.044,55*		*154,9*	

Im Posten Sonstige Forderungen und Vermögensgegenstände sind Erträge in Höhe von 5.035,71 € (Vorjahr: 2,0 k€) enthalten, die erst nach dem Abschlussstichtag zahlungswirksam werden.

3. Aktive Rechnungsabgrenzungsposten

In den aktiven Rechnungsabgrenzungsposten sind überwiegend Optionskosten für Zinssicherungen ausgewiesen.

4. Grundkapital

In der Hauptversammlung der BÖHLER-UDDEHOLM AG am 16. Mai 2006 haben die Aktionäre der Gesellschaft eine Kapitalerhöhung aus Gesellschaftsmitteln um 9.307.500 € ohne Ausgabe neuer Aktien durch Umwandlung des entsprechenden Betrages aus der gebundenen Kapitalrücklage sowie eine Aktienteilung (Aktiensplit) im Verhältnis 1 : 4 beschlossen. Nach Durchführung dieser Kapitalerhöhung aus Gesellschaftsmitteln bzw. Wirksamkeit des Aktiensplits (mit Handelsbeginn am 8. Juni 2006) beträgt das Grundkapital der Gesellschaft nunmehr 102.000.000 € und ist in 51.000.000 Stückaktien zerlegt. Auf die einzelne Stückaktie entfällt ein anteiliger Betrag des Grundkapitals von 2 € pro Aktie.

Für weitere Erhöhungen des Grundkapitals der Gesellschaft steht noch ein genehmigtes Kapital von bis zu 5.452.500,00 € durch Ausgabe von bis zu 2.726.250 neuen – auf Inhaber lautende – Stückaktien bis längstens 18. Mai 2010 zur Verfügung.

5. Kapitalrücklagen

Die **gebundene Kapitalrücklage** beträgt unverändert 258.345.615,86 € (Vorjahr: 258.345,6 k€). Die **nicht gebundene Kapitalrücklage** beträgt unverändert 35.321.955,55 € (Vorjahr: 35.322,0 k€).

6. Gewinnrücklagen

Im abgelaufenen Geschäftsjahr ist keine weitere Zuführung zur **freien Gewinnrücklage** erfolgt (Vorjahr: 0,0 k€). Diese beträgt daher unverändert 128.940.771,21 € (Vorjahr: 128.940,8 k€).

7. Unversteuerte Rücklagen

Die Aufgliederung der unversteuerten Rücklagen und ihre Entwicklung im Berichtsjahr wird gesondert dargestellt.

8. Rückstellungen

Die Berechnung der **Rückstellungen für Abfertigungen** wird unter den Bilanzierungs- und Bewertungsgrundsätzen erläutert.

Die Abfertigungsrückstellungen entwickelten sich im Geschäftsjahr 2008 wie folgt:

	2008 in €	**2007 in k€**
Barwert der Abfertigungsverpflichtungen	4.277.268,00	3.850,5
Dienstzeitaufwand	29.658,00	93,4
Zinsenaufwand	44.818,00	169,1
Zahlungen, Umgliederungen, Überrechnungen	-48.400,00	-680,1
Versicherungstechnisches Ergebnis	17.195,00	844,4
Barwert der Abfertigungsverpflichtungen	4.320.539,00	4.277,3
Rückstellung für Abfertigungen 31.03.2008 bzw. 31.12.2007	**4.320.539,00**	**4.277,3**

Veränderung der Abfertigungsrückstellungen:	2008 in €	2007 in k€
Dienstzeitaufwand	29.658,00	93,4
Zinsenaufwand	44.818,00	169,1
Zahlungen, Umgliederungen, Überrechnungen	-48.400,00	-680,1
Versicherungstechnisches Ergebnis	17.195,00	844,4
Nettoveränderung	**43.271,00**	**426,8**

Die Berechnung der **Rückstellungen für Pensionen** wird unter den Bilanzierungs- und Bewertungsgrundsätzen erläutert. Die Rückstellungen für Pensionen betreffen Zusagen an leitende Angestellte der BÖHLER-UDDEHOLM AG und an im Ausland tätige leitende Angestellte sowie Pensionisten des BÖHLER-UDDEHOLM Konzerns.

Die Pensionsrückstellungen entwickelten sich im Geschäftsjahr 2008 wie folgt:

	2008 in €	2007 in k€
Barwert der Pensionsverpflichtungen	32.718.366,00	29.357,3
Dienstzeitaufwand	36.579,00	173,2
Zinsenaufwand	420.123,00	1.436,3
Zahlungen, Umgliederungen, Überrechnungen	-286.352,00	-1.313,3
Versicherungstechnisches Ergebnis	-71.457,00	3.064,9
Barwert der Pensionsverpflichtungen 31.03.2008 bzw. 31.12.2007	**32.817.259,00**	**32.718,4**

	2008 in €	2007 in k€
Wert des Fondsvermögen	12.232.217,00	9.968,4
Verzinsung des Fondsvermögens	181.565,00	492,1
Fondseinzahlungen	463.082,00	1.362,5
Pensionszahlungen, Umgliederungen und Überrechnungen	-54.786,00	-251,8
Versicherungstechnisches Ergebnis	6.786,00	661,1
Fondsvermögen 31.03.2008 bzw. 31.12.2007	**12.828.864,00**	**12.232,2**
Rückstellung für Pensionen 31.03.2008 bzw. 31.12.2007	**19.988.395,00**	**20.486,1**

Veränderung der Pensionsverpflichtung:	**2008 in €**	**2007 in k€**
Dienstzeitaufwand	36.579,00	173,2
Zinsenaufwand	420.123,00	1.436,3
Pensionszahlungen, Umgliederungen, Überrechnungen und Fondseinzahlungen	-694.648,00	-2.424,0
Verzinsung des Fondsvermögens	-181.565,00	-492,1
Versicherungstechnisches Ergebnis	-78.243,00	2.403,8
Nettoveränderung	**-497.754,00**	**1.097,2**

Die **Sonstigen Rückstellungen** beinhalten im Wesentlichen Vorsorgen für zu erwartende Nachtragskosten, für ausstehende Eingangsrechnungen, Archivierungskosten und sonstige Personalaufwendungen.

9. Verbindlichkeiten

	31.03.2008 in €	**31.03.2008 in €**	**31.12.2007 in k€**	**31.12.2007 in k€**
Verbindlichkeiten gegenüber Kreditinstituten		102.562.810,34		102.646,6
davon mit RLZ bis zu 1 Jahr	*62.810,34*		*146,6*	
davon mit RLZ > 1 Jahr	*102.500.000,00*		*102.500,0*	
davon mit RLZ > 5 Jahr	*56.000.000,00*		*56.000,0*	
Verbindlichkeiten aus Lieferungen und Leistungen		665.219,42		789,9
davon mit RLZ bis zu 1 Jahr	*665.219,42*		*789,9*	
Verbindlichkeiten gegenüber verbundenen Unternehmen		356.457.692,86		338.108,8
davon mit RLZ bis zu 1 Jahr	*356.457.692,86*		*338.108,8*	
davon aus Lieferungen und Leistungen	*897.196,91*		*1.489,7*	
Verbindlichkeiten gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht		24.793,52		27,2
davon mit RLZ bis zu 1 Jahr	*24.793,52*		*27,2*	
davon aus Lieferungen und Leistungen	*24.793,52*		*27,2*	
Sonstige Verbindlichkeiten		1.712.747,35		2.260,6
davon mit RLZ bis zu 1 Jahr	*1.712.747,35*		*2.260,6*	
davon mit RLZ > 1 Jahr	*0,00*		*0,6*	
davon mit RLZ > 5 Jahre	*0,00*		*0,0*	
davon aus Steuern	*0,00*		*0,0*	
davon im Rahmen der Sozialen Sicherheit	*121.405,10*		*101,5*	
Gesamt		**461.423.263,49**		**443.833,1**
davon mit RLZ bis zu 1 Jahr	*358.923.263,49*		*341.333,1*	
davon mit RLZ > 1 Jahr	*102.500.000,00*		*102.500,6*	
davon mit RLZ > 5 Jahre	*56.000.000,00*		*56.000,0*	
davon aus Lieferungen und Leistungen	*1.587.209,85*		*2.306,8*	

Im Posten Sonstige Verbindlichkeiten sind Aufwendungen in Höhe von 1.712.747,35 € (Vorjahr: 2.260,6 k€) enthalten, die nach dem Bilanzstichtag zahlungswirksam werden.

10. DERIVATIVE FINANZINSTRUMENTE

Die derivativen Finanzinstrumente dienen der Absicherung von Zins- und Währungsrisiken aus zugrundeliegenden Liefer- und Leistungsgeschäften (Grundgeschäfte) und den damit verbundenen Bilanzposten. Weiters werden derivative Finanzinstrumente zur Absicherung des Preisrisikos für Rohstoff- und Energiebezüge eingesetzt. Die derivativen Finanzgeschäfte sind laufenden Risikokontrollen unterworfen und werden unter strikter Funktionstrennung in Handel, Abwicklung, Dokumentation und Kontrolle durchgeführt. Die hierfür maßgebliche Organisation und die Arbeitsabläufe sind in internen Richtlinien festgelegt. Die Wirksamkeit der internen Kontrollen und die Sicherheit der Abläufe unterliegen unregelmäßiger Überprüfung durch eine externe Revision. Im Zuge einer regelmäßigen und standardisierten Finanzberichterstattung werden die Risikopositionen jeweils aktuell dargestellt.

Zu den eingesetzten Sicherungsgeschäften gehören insbesondere Devisentermin- und Devisenoptionsgeschäfte, Zins- und Währungs-Swaps, Zins-Optionen sowie Termin- und Optionsgeschäfte für Rohstoffe und Energie. Die Geschäfte werden nur mit bonitätsmäßig einwandfreien Banken geschlossen.
Die oben erwähnten Geschäfte werden mit Ausnahme der Zins-Derivate an Holding-Töchter durchgestellt. In der Böhler-Uddeholm AG verbleibt somit ein Marktwert in Höhe von 1.224.441,00 € (Vorjahr: 1.586,4 k€) der nicht durchgestellten Zins-Derivate. Für den drohenden Verlust aus Teilen dieser Geschäfte wurde eine Rückstellung in Höhe von 87.500,00 € (Vorjahr: 43,3 k€) gebildet.
Die bei Abschluss eines Zinssicherungsgeschäftes zu leistende Prämie wird unter den aktiven Rechnungsabgrenzungen aktiviert und über die Laufzeit des Sicherungsgeschäfts aufwandswirksam aufgelöst. Der Buchwert der abgegrenzten Zins-Derivate beträgt 851.907,62 € (Vorjahr: 928,6 k€).
Die Bewertung der Derivate erfolgt nach anerkannten finanzmathematischer Methoden und wird zu einem großen Teil von Banken durchgeführt.

11. HAFTUNGSVERHÄLTNISSE

Die Haftungen wurden gegenüber Kreditinstituten und Darlehensgebern im Wesentlichen für Schulden von verbundenen Unternehmen abgegeben und betragen zum Bilanzstichtag 749.776.305,00 € (Vorjahr: 771.410,2 k€).

D. ERLÄUTERUNGEN ZUR GEWINN- UND VERLUSTRECHNUNG

Die Gewinn- und Verlustrechnung wird nach dem Umsatzkostenverfahren gemäß § 231 Abs. 3 UGB aufgestellt.

12. UMSATZERLÖSE

	2008 in €	2007 in k€
Umsatzerlöse Inland	1.717.603,97	4.969,8
Umsatzerlöse Ausland	479.758,85	3.040,9
	2.197.362,82	**8.010,7**

13. HERSTELLUNGSKOSTEN DER ZUR ERZIELUNG DER UMSATZERLÖSE ERBRACHTEN LEISTUNGEN

Die Umsatzkosten umfassen die Herstellungskosten der erbrachten Leistungen. Neben den Personalkosten werden unter diesem Posten im Wesentlichen nur solche bezogene Leistungen ausgewiesen, die in den Herstellungsaufwand eingehen, also dem Leistungsbereich zuordenbare Aufwendungen für Fremdleistungen darstellen.

14. SONSTIGE BETRIEBLICHE ERTRÄGE

	2008 in €	2007 in k€
Erträge aus dem Abgang von Anlagevermögen mit Ausnahme der Finanzanlagen	0,00	10,1
Erträge aus der Auflösung von Rückstellungen	2.197,47	4,8
Übrige	63.364,22	192,1
	65.561,69	**207,0**

Die übrigen betrieblichen Erträge betreffen im Wesentlichen Erträge aus der Fremdwährungsbewertung.

15. VERTRIEBSKOSTEN

Die Vertriebskosten enthalten neben den Kosten für Marketing und Vertrieb vor allem die Kosten der Logistik einschließlich zugehöriger Verwaltungskosten. Im Wesentlichen umfasst dieser Posten Aufwendungen für anteiligen Personalaufwand.

16. VERWALTUNGSKOSTEN

Hier werden die im abgelaufenen Geschäftsjahr angefallenen Aufwendungen für die allgemeine Verwaltungstätigkeit, soweit sie nicht den Herstellungskosten zugeordnet sind, ausgewiesen. Dieser Posten beinhaltet im Wesentlichen Abschreibungen auf Sachanlagen, Aufwendungen für Rechts-, Prüfungs- und Beratungskosten, anteiligen Personalaufwand, fremde Dienstleistungen, Mieten und Pachten sowie Vergütungen für die Mitglieder des Aufsichtsrates in der Höhe von 2.920,00 € (Vorjahr: 52,2 k€).

17. SONSTIGE BETRIEBLICHE AUFWENDUNGEN

In diesem Posten sind im Wesentlichen Finanzierungsprovisionen und im Vorjahr auch die Provision für die Dividendenabrechnung enthalten.

18. ERTRÄGE AUS BETEILIGUNGEN

Die Erträge aus Beteiligungen entfallen auf zeitgleich vereinnahmte Dividenden von verbundenen Unternehmen in Höhe von 203.196.287,63 € (Vorjahr: 82.835,5 k€). Dividenden von sonstigen Beteiligungen wurden im Rumpfwirtschaftsjahr keine vereinnahmt (Vorjahr: 350,7 k€).

19. ERTRÄGE AUS ANDEREN WERTPAPIEREN DES FINANZANLAGEVERMÖGENS

20. ZINSENERGEBNIS

	31.03.2008 in €	31.03.2008 in €	31.12.2007 in k€	31.12.2007 in k€
Sonstige Zinsen und ähnliche Erträge		4.486.703,90		27.883,5
davon verbundene Unternehmen	*2.437.357,20*		*10.048,9*	
Zinsen und ähnliche Aufwendungen		-6.780.891,81		- 31.628,3
davon verbundene Unternehmen	*-3.474.697,11*		*- 10.513,4*	
Zinsenergebnis		**-2.294.187,91**		**-3.744,8**
davon verbundene Unternehmen	*-1.037.339,91*		*464,5*	

Im Posten sonstige Zinsen und ähnliche Erträge sind Erträge aus Kurssicherungsgeschäften verrechnet. Zinsen und ähnliche Aufwendungen enthalten im Wesentlichen Zinsen aus Barvorlagen und Aufwendungen aus Kurssicherungsgeschäften und Zinsaufwand aus Personalrückstellungsberechnungen.

21. ERTRÄGE AUS DEM ABGANG VON UND DER ZUSCHREIBUNG ZU FINANZANLAGEN UND WERTPAPIEREN DES UMLAUFVERMÖGENS

Die Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens beinhalten Erträge aus dem Abgang von Wertpapieren von 0,00 € (Vorjahr: 264,7 k€) die Zuschreibung zu Beteiligungen 0,00 € (Vorjahr: 10.546,5 k€) und die Zuschreibung zu Wertpapieren des Finanzanlagevermögens 0,00 € (Vorjahr: 79,1 k€).

22. AUFWENDUNGEN AUS FINANZANLAGEN UND AUS WERTPAPIEREN DES UMLAUFVERMÖGENS

Aufwendungen aus Finanzanlagen sind im Rumpfwirtschaftsjahr keine angefallen (Vorjahr: Betriebskostenzuschuss Seibersdorf).

E. Sonstige Angaben

Personalaufwand

	2008 in €	2007 in k€
Gehälter	2.116.420,52	10.667,0
Aufwendungen für Abfertigungen und Leistungen an betriebliche Mitarbeitervorsorgekassen	81.359,56	1.068,3
Davon an betriebliche Mitarbeitervorsorgekassen	*4.760,47*	*20,8*
Aufwendungen für Altersversorgung	33.037,17	3.190,8
Aufwendungen für gesetzlich vorgeschriebene Sozialabgaben sowie vom Entgelt abhängige Abgaben und Pflichtbeiträge	320.272,39	1.807,1
Sonstige Sozialaufwendungen	9.571,99	548,4
	2.560.661,63	**17.281,6**

Zusammensetzung der Aufwendungen für Abfertigungen und Altersversorgung:

	2008 in €	2007 in k€
Abfertigungen		
Vorstand und leitende Angestellte	42.663,02	144,3
Sonstige Arbeitnehmer	21.501,54	79,6
Versicherungstechnisches Ergebnis	17.195,00	844,4
	81.359,56	**1.068,3**

	2008 in €	2007 in k€
Pensionen		
Vorstand und leitende Angestellte	36.579,00	173,3
APK Pensionskasse	74.701,33	613,7
Versicherungstechnisches Ergebnis	-78.243,16	2.403,8
	33.037,17	**3.190,8**

VERÖFFENTLICHUNG DER VORSTANDSBEZÜGE

Die Brutto-Barbezüge der Mitglieder des Vorstandes der BÖHLER-UDDEHOLM AG betrugen 651.139,32 € (Vorjahr: 4.753,7 k€). Die fixen und erfolgsabhängigen Bestandteile der Vergütungen stellen sich für die einzelnen Vorstandsmitglieder wie folgt dar:

Vergütung	**fix**		**erfolgsabhängig**		**insgesamt**	
(in k€)	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Dkfm.Dr. Claus J. Raidl	107,2	450,0	122,5	854,7	229,7	1.304,7
Mag. Horst Königslehner	81,4	380,0	99,3	693,0	180,7	1.073,0
Dipl.-Ing. Dr. Knut Consemüller	-	330,0	-	693,0	0,0	1.023,0
Dipl.-Ing. Franz Rotter	70,7	330,0	-	-	70,7	330,0
Dipl.-Ing. Heimo Stix	70,7	330,0	99,3	693,0	170,0	1.023,0
Gesamtbezüge	**330,0**	**1.820,0**	**321,1**	**2.933,7**	**651,1**	**4.753,7**

Anmerkung:
Die Genehmigung der erfolgsabhängigen Prämie erfolgt im jeweiligen Folgejahr; der im Geschäftsjahr zugeflossene und ausgewiesene Betrag resultiert somit aus Vorjahren.

Die Gesamtvergütung der Mitglieder des Vorstandes setzt sich aus einer fixen und einer variablen Komponente zusammen. Die Höhe der jährlichen variablen Komponente richtet sich nach der Erreichung von Zielen, die zu Beginn des Geschäftsjahres mit dem Präsidium des Aufsichtsrates vereinbart werden. Die Ziele sind sowohl quantitativer (z.B. EBITDA, EBIT, EGT, ROCE, Eigenmittelzuwachs) als auch qualitativer bzw. strategischer Natur (z.B. Realisierung bedeutender Investitionen).

Werden alle Ziele zu 100 % erreicht, beträgt die Bonifikation 100 % des Jahresbruttogehalts. Bei den quantitativen Zielen liegt eine 100%ige Zielerreichung vor, wenn die Ist-Werte des Vorjahres erreicht wurden. Bei einer Über- bzw. Unterschreitung des Zielwertes um jeweils 1%-Punkt wird die Zielerreichung jeweils um 3,33 % erhöht bzw. reduziert. Die variable Vergütung ist jedoch mit 1,5 % des Übergewinns des Konzerns (=Vorsteuerergebnis abzüglich des zum durchschnittlichen Fremdmittelzinssatzes des Konzerns inkl. einer 3%igen Risikoprämie bewerteten Eigenkapitals zu Jahresbeginn) nach oben begrenzt.

Zwei Mitglieder des Vorstandes (Dr. Raidl, Mag. Königslehner) verfügen über eine leistungsorientierte Pensionszusage (bis Ende 1997 wurden leistungsorientierte Pensionsverträge („Defined Compensation Plan") abgeschlossen). Nach Ablauf einer fünfjährigen Unverfallbarkeitsfrist ab Gewährung der Pensionszusage (in beiden Fällen ist dieses Erfordernis erfüllt) besteht eine Anwartschaft auf 1,2 % des letzten fixen Jahresbruttogehalts pro begonnenem Dienstjahr, höchstens jedoch 40 %. Die Auszahlung erfolgt in 14 Raten pro Jahr (Valorisierung nach VPI). Der Pensionsanspruch ruht während des Zeitraumes der Abfertigungszahlung (siehe Pkt. d). Eine allfällige Witwenpension beträgt 60% des originären Anspruches (Waisen gem. ASVG: je 20 %). Die Summe der Hinterbliebenenansprüche beträgt maximal 100 % des originären Anspruchs. Zwei Mitglieder des Vorstandes (Dipl.-Ing. Stix und Dipl.-Ing. Rotter) verfügen über beitragsorientierte Pensionszusagen (ab 1998 werden beitragsorientierte Pensionsverträge („Defined Contributi-

on Plan") abgeschlossen). Es werden vom fixen Monatsbruttogehalt 10 % in die APK-Pensionskasse eingezahlt. Die Anwartschaft ist nach fünf Jahren ab Gewährung der Pensionszusage unverfallbar (dieses Erfordernis ist bei Dipl.-Ing. Stix erfüllt). Die Höhe der Pension richtet sich nach der Höhe des über die Beiträge finanzierten Kapitals und dem Veranlagungserfolg der APK-Pensionskasse. Im Falle des Ablebens während der Aktivzeit werden bei Anspruch auf Witwenpension maximal fünf zusätzliche Jahresbeiträge als Einmalbetrag eingezahlt (bei Vollwaisen gem. ASVG: je 20 % des Einmalbetrages, Summe der Hinterbliebenenansprüche höchstens 100 %).

Kein Anspruch auf Pensionsleistungen besteht bei beiden Pensionstypen, wenn ein Vorstandsmitglied grob fahrlässig oder vorsätzlich verschuldet im Sinne des § 75 (4) AktG oder im Sinne des § 27 AngG vorzeitig aus seiner Funktion abberufen und/oder fristlos entlassen wurde bzw. wenn ein Vorstandsmitglied ohne Vorliegen eines wichtigen Grundes seine Funktion vorzeitig niedergelegt hat und/oder vorzeitig ausgetreten ist.

Anwartschaften/Ansprüche bei Beendigung der Funktion: Es besteht bei allen Mitgliedern des Vorstandes Anspruch auf Abfertigung in Höhe von einem Monatsbruttogehalt pro voll geleistetem Dienstjahr, maximal jedoch 14 Monatsbruttogehälter.

Kein Anspruch besteht bei vorzeitiger Funktionsniederlegung bzw. bei vorzeitigem Austritt oder bei Verschulden i.S.d. §§ 75(4) AktG oder 27 AngG.

Im Berichtsjahr waren durchschnittlich 71 Arbeitnehmer beschäftigt (Vorjahr: 71 Arbeitnehmer).

BEZIEHUNGEN ZU VERBUNDENEN UNTERNEHMEN

Die BÖHLER-UDDEHOLM AG unterhält aufgrund ihrer Funktion als Managementholding weitreichende Beziehungen zu verbundenen Unternehmen. Insbesondere werden zentrale Dienste für ihre Konzerngesellschaften erbracht und zu marktüblichen Konditionen verrechnet.

Ab der Veranlagung für das Jahr 2008 ist die Böhler-Uddeholm AG in eine Unternehmensgruppe gem § 9 KStG mit der voestalpine AG als Gruppenträger einbezogen. Es wurde eine Vereinbarung über die Regelung des Steuerausgleiches getroffen, welche für die Ermitllung der Steuerumlage die Belastungsmethode vorsieht.

Angaben zu den Organen der Gesellschaft

Als Vorstandsmitglieder der Gesellschaft waren 2008 bzw. zum Zeitpunkt der Jahresabschlusserstellung folgende Herren bestellt:

Dkfm. Dr. Claus J. Raidl, Wien, Vorsitzender des Vorstands
Mag. Horst Königslehner, Wien, stellvertretender Vorsitzender des Vorstands
Dipl.-Ing. Franz Rotter, Wien
Dipl.-Ing. Heimo Stix, Wien

Dem Aufsichtsrat gehörten im Abschlussjahr folgende Mitglieder an:

Dr. Wolfgang Eder
Erstmalig gewählt: 16.5.2006; bestellt bis zur HV 2011
Vorsitzender des Aufsichtsrates
Vorsitzender des Vorstandes der voestalpine AG
Mitglied des Präsidiums des Aufsichtsrates
Mitglied des Prüfungsausschusses

Hon.-Prof. Dipl.-Ing. Dr. Rudolf Streicher
Erstmalig gewählt: 14.5.1997; bestellt bis zur HV 2011
stellvertretender Vorsitzender des Aufsichtsrates
Mitglied des Präsidiums des Aufsichtsrates
Mitglied des Prüfungsausschusses

Dipl.-Ing. Franz Hirschmanner
Erstmalig gewählt: 20.9.2007; bestellt bis zur HV 2011
Mitglied des Vorstandes der voestalpine AG

Dipl.-Ing. Josef Mülner
Erstmalig gewählt: 20.9.2007; bestellt bis zur HV 2011
Mitglied des Vorstandes der voestalpine AG

Mag. Dipl.-Ing. Robert Ottel
Erstmalig gewählt: 20.9.2007; bestellt bis zur HV 2011
Mitglied des Vorstandes der voestalpine AG
Mitglied des Prüfungsausschusses

Mag. Wolfgang Robert Spreitzer
Erstmalig gewählt: 20.9.2007; bestellt bis zur HV 2011
Mitglied des Vorstandes der voestalpine AG

Johann Prettenhofer
Erstmalig delegiert: 1.1.2000; bestellt bis zur HV 2011
Vorsitzender des EU-Betriebsrates der BÖHLER-UDDEHOLM AG
Vorsitzender des Arbeiterbetriebsrates der BÖHLER Edelstahl GmbH
Mitglied des Prüfungsausschusses

Gotthard Klaus
Erstmalig delegiert: 27.3.2000; bestellt bis zur HV 2011
Betriebsratsvorsitzender der BÖHLER-UDDEHOLM AG

Helmut Meinl
Vorsitzender des Arbeiterbetriebsrates der BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG

Wien, am 06. Mai 2008

Der Vorstand:

Claus J. Raidl e.h.

Horst Königslehner e.h.

Franz Rotter e.h.

Heimo Stix e.h.

BESTÄTIGUNGSVERMERK

„Wir haben den Jahresabschluss der

BÖHLER-UDDEHOLM Aktiengesellschaft,
Wien,

für das Rumpfwirtschaftsjahr vom 01.01.2008 bis 31.03.2008 unter Einbeziehung der Buchführung geprüft. Die Buchführung, die Aufstellung und der Inhalt dieses Jahresabschlusses sowie des Lageberichtes in Übereinstimmung mit den österreichischen handelsrechtlichen Vorschriften liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Verantwortung besteht in der Abgabe eines Prüfungsurteils zu diesem Jahresabschluss auf der Grundlage unserer Prüfung und einer Aussage, ob der Lagebericht in Einklang mit dem Jahresabschluss steht.

Wir haben unsere Prüfung unter Beachtung der in Österreich geltenden gesetzlichen Vorschriften und Grundsätze ordnungsgemäßer Abschlussprüfung durchgeführt. Diese Grundsätze erfordern, die Prüfung so zu planen und durchzuführen, dass ein hinreichend sicheres Urteil darüber abgegeben werden kann, ob der Jahresabschluss frei von wesentlichen Fehldarstellungen ist, und eine Aussage getroffen werfen kann, ob der Lagebericht mit dem Jahresabschluss in Einklang steht. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Unternehmens sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für Beträge und sonstige Angaben in der Buchführung und im Jahresabschluss überwiegend auf Basis von Stichproben beurteilt. Die Prüfung umfasst ferner die Beurteilung der angewandten Rechnungslegungsgrundsätze und der von den gesetzlichen Vertretern vorgenommenen, wesentlichen Schätzungen sowie eine Würdigung der Gesamtaussage des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unser Prüfungsurteil darstellt.

Unsere Prüfung hat zu keinen Einwendungen geführt. Auf Grund der bei der Prüfung gewonnen Erkenntnisse entspricht der Jahresabschluss nach unserer Beurteilung den gesetzlichen Vorschriften und vermittelt ein möglichst getreues Bild der Vermögens- und Finanzlage des Unternehmens zum 31.03.2008 sowie der Ertragslage des Unternehmens für das Geschäftsjahr vom 01.01.2008 bis 31.03.2008 in Übereinstimmung mit den österreichischen Grundsätzen ordnungsmäßiger Buchführung. Der Lagebericht steht im Einklang mit dem Jahresabschluss."

Wien, am 06. Mai 2008

BDO Auxilia Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Prof. Dr. Karl Bruckner e.h. Wirtschaftsprüfer und Steuerberater	Mag. Dr. Johann Seidl e.h. Wirtschaftsprüfer und Steuerberater

Bei Veröffentlichung (mit Ausnahme der gesetzlich vorgeschriebenen Veröffentlichung) oder Weitergabe des Jahresabschlusses in einer von der bestätigten Fassung abweichenden Form (zB Verkürzung oder Übersetzung in andere Sprachen) darf ohne unsere Genehmigung weder der Bestätigungsvermerk zitiert noch auf unsere Prüfung verwiesen werden.

ANLAGENSPIEGEL ZUM 31. DEZEMBER 2007

DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	Anschaffungs- und Herstellungskosten			
	Stand am 01.01.2008 EUR	Zugänge EUR	Abgänge EUR	Stand am 31.03.2008 EUR
I. Immaterielle Vermögensgegenstände:				
Lizenzen, Software	**2.619.162,64**	**46.071,00**	**0,00**	**2.665.233,64**
II. Sachanlagen:				
Andere Anlagen, Betriebs- und Geschäftsausstattung	**2.326.162,99**	**213.471,58**	**72.394,79**	**2.467.239,78**
III. Finanzanlagen:				
1. Anteile an verbundenen Unternehmen	783.610.990,20	1.475.437,19	0,00	785.086.427,39
2. Beteiligungen	3.048.178,93	0,00	0,00	3.048.178,93
3. Wertpapiere (Wertrechte) des Anlagevermögens	0,07	5.159.193,95	0,00	5.159.194,02
	786.659.169,20	**6.634.631,14**	**0,00**	**793.293.800,34**
	791.604.494,83	**6.894.173,72**	**72.394,79**	**798.426.273,76**

Anlage 1
zum Anhang

Abschreibungen				Nettowert	
Stand am 01.01.2008 EUR	Zugänge/ -Zuschreibungen EUR	Abgänge EUR	Stand am 31.03.2008 EUR	Stand am 31.03.2008 EUR	Stand am 31.12.2007 EUR
1.883.945,77	**200.016,70**	**0,00**	**2.083.962,47**	**581.271,17**	**735.216,87**
1.705.922,19	**143.246,69**	**40.999,88**	**1.808.169,00**	**659.070,78**	**620.240,80**
62.111.214,52	0,00	0,00	62.111.214,52	722.975.212,87	721.499.775,68
0,00	0,00	0,00	0,00	3.048.178,93	3.048.178,93
	0,00				
0,00	0,00	0,00	0,00	5.159.194,02	0,07
62.111.214,52	**0,00**	**0,00**	**62.111.214,52**	**731.182.585,82**	**724.547.954,68**
65.701.082,48	**343.263,39**	**40.999,88**	**66.003.345,99**	**732.422.927,77**	**725.903.412,35**

Anlage 2
zum Anhang

ENTWICKLUNG DER UNVERSTEUERTEN RÜCKLAGEN der BÖHLER-UDDEHOLM Aktiengesellschaft

	Stand am 31.12.2007 EUR	Auflösung EUR	Stand am 31.03.2008 EUR
Bewertungsreserve auf Grund von Sonderabschreibungen:			
Beteiligungen	**255.357,80**	**0,00**	**255.357,80**

Anlage 3
zum Anhang

KAPITALFLUSSRECHNUNG 2008 DER BÖHLER-UDDEHOLM AKTIENGESELLSCHAFT

	2008 €	2007 k€
Jahresüberschuss	188.968.660,61	36.287,4
+ Abschreibungen Anlagevermögen	343.263,39	849,1
- Zuschreibungen Anlagevermögen	0,00	-10.625,5
+ Buchwertabgänge Anlagevermögen	31.394,91	6.384,1
+(-) Erhöhung (Senkung) von langfristigen Rückstellungen	-444.114,69	5.038,7
= Bilanzieller Cash-flow	**188.899.204,22**	**37.933,8**
-(+) Gewinne (Verluste) aus dem Abgang vom Anlagevermögen	1.082,58	-10,1
- Buchwertabgänge Anlagevermögen	-31.394,91	-6.384,1
= Cash-flow aus dem Ergebnis	**188.868.891,89**	**31.539,6**
-(+) Erhöhung (Senkung) von Konzernforderungen aus Lieferungen und Leistungen und von sonstigen Forderungen	-3.241.759,27	-4.669,1
-(+) Erhöhung (Senkung) der ARA	-171.514,49	380,2
+(-) Erhöhung (Senkung) von Verbindlichkeiten aus Lieferungen und Leistungen	-124.691,06	367,5
+(-) Erhöhung (Senkung) von Konzernverbindlichkeiten aus Lieferungen und Leistungen und von sonstigen Verbindlichkeiten	-1:142.761,35	-3.762,2
+(-) Erhöhung (Senkung) von kurzfristigen Rückstellungen	1.491.572,13	8.580,3
+(-) Erhöhung (Senkung) der PRA	0,00	0,0
= Cash-flow aus der Betriebstätigkeit	**185.679.737,85**	**32.436,3**
- Investitionen in das Anlagevermögen	-6.894.173,72	-96.852,5
+ Buchwerte der Anlagenabgänge	31.394,91	6.384,1
+(-) Gewinne (Verluste) aus dem Abgang vom Anlagevermögen	-1.082,58	10,1
= Cash-flow aus der Investitionstätigkeit	**-6.863.861,39**	**-90.458,3**
+ Kapitalerhöhung	0,00	0,0
-(+) Erhöhung (Senkung) von Konzernforderungen aus Finanzierung und Clearing und Gesellschaftereinlage	-194.443.102,20	34.929,2
+(-) Erhöhung (Senkung) von Konzernverbindlichkeiten aus Finanzierung und Clearing	18.941.413,60	118.457,5
+(-) Erhöhung (Senkung) von Verbindlichkeiten gegenüber Kreditinstituten	-83.750,20	8.984,0
- Dividendenzahlungen	0,00	-104.550,0
= Cash-flow aus der Finanzierungstätigkeit	**-175.585.438,80**	**57.820,7**
+(-) Cash-flow aus der Betriebstätigkeit	185.679.737,85	32.436,3
+(-) Cash-flow aus der Investitionstätigkeit	-6.863.861,39	-90.458,3
+(-) Cash-flow aus der Finanzierungstätigkeit	-175.585.438,80	57.820,7
= Veränderung der liquiden Mittel [1)]	3.230.437,66	-201,3
+ Anfangsbestand der liquiden Mittel	7.273.365,08	7.474,7
= Endbestand der liquiden Mittel	**10.503.802,74**	**7.273,4**

1) Der Finanzmittelfonds umfaßt Kassenbestand, Guthaben bei Kreditinstituten sowie Wertpapiere des Umlaufvermögens

Weitere Informationen erhalten Sie unter:

BÖHLER UDDEHOLM
materializing *visions*
Ein Unternehmen des voestalpine-Konzerns

BÖHLER-UDDEHOLM AG
A-1030 Wien, Modecenterstraße 14/A/3
Tel. (+43 - 1) 798 69 01 - 22052
Fax (+43 - 1) 798 69 01 - 22762
Website: www.bohler-uddeholm.com

82-3507

15 May 2008

voestalpine legt Barabfindungsangebot für BÖHLER-UDDEHOLM AG vor

- **Angemessene Barabfindung 70,26 EUR je Stückaktie.**

Wie bereits im März 2008 angekündigt, wird voestalpine AG in der ordentlichen Hauptversammlung der BÖHLER-UDDEHOLM AG am 23. Juni 2008 den Antrag stellen, die Aktien aller von der Hauptgesellschafterin voestalpine AG verschiedenen Aktionäre gemäß dem Gesellschafter-Ausschlussgesetz gegen Gewährung einer angemessenen Barabfindung auf die Hauptgesellschafterin voestalpine AG zu übertragen („Squeeze-out").

Die angemessene Barabfindung, wurde nunmehr mit EUR 70,26 pro Stückaktie vom Vorstand der BÖHLER-UDDEHOLM AG und der Hauptgesellschafterin voestalpine AG in einem gemeinsamen Bericht festgesetzt. Die Barabfindung enthält den auf jede Stückaktie entfallenden Bilanzgewinn des Geschäftsjahres 2007 und des Rumpfwirtschaftsjahres 2008 (01.01. – 31.03.2008) der Gesellschaft. Die gesonderte Ausschüttung einer Dividende ist daher nicht vorgesehen.

Die Bemessung der angemessenen Barabfindung beruht auf einem von Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H. über Auftrag der voestalpine AG und der BÖHLER-UDDEHOLM AG erstatteten Gutachten über die Bewertung der BÖHLER-UDDEHOLM AG zum 23./24. Juni 2008. Die Angemessenheit der Barabfindung und die Richtigkeit des gemeinsamen Berichtes des Vorstandes und des Hauptgesellschafters der BÖHLER-UDDEHOLM AG wurden vom gerichtlich bestellten sachverständigen Prüfer, der PwC Transaction Services Wirtschaftsprüfung GmbH, festgestellt.

Der Aufsichtsrat der BÖHLER-UDDEHOLM AG wird in seiner Sitzung am 19. Mai 2008 den Ausschluss prüfen und darüber Bericht erstatten. Sämtliche gesetzlich erforderlichen Unterlagen werden von der BÖHLER-UDDEHOLM AG ab 20. Mai 2008 den Aktionären in der gemäß dem Gesellschafter-Ausschlussgesetz vorgesehenen Form zugänglich gemacht.

Weitere Details zur Veröffentlichung finden Sie auf der Website www.voestalpine.com bzw. steht Ihnen die Investor Relations-Abteilung der voestalpine AG unter +43/50304/15-9949 für Fragen zur Verfügung.

82-35027

RECEIVED

2008 JUN 12 A 2:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Media information

25 April 2008

Notice pursuant to § 82 (9) BoerseG (Austrian Stock Exchange Act)

In connection with the convertible bond issued by voestalpine AG in July 2005, further bond holders have exercised their right to convert their bonds to voestalpine shares. In this regard, voestalpine AG hereby gives notice pursuant to § 82 (9) of the Austrian Stock Exchange Act (Boersegesetz) that it has transferred 148,265 of its own shares (corresponding to 0.09% of the share capital of voestalpine AG) to convertible bond creditors, at a conversion rate of EUR 18.75, thus totalling EUR 2,779,968.75. Effective 6 May 2008, voestalpine AG will transfer a further 533,333 of its own shares (approx. 0.32% of its share capital) to convertible bond creditors at a conversion rate of EUR 18.75, thus totalling EUR 9,999,993.75.

In addition, voestalpine AG has transferred 27,850 of its own shares (corresponding to 0.017% of its share capital) to voestalpine Group employees and to voestalpine Arbeitnehmer-Privatstiftung for allocation to voestalpine Group employees. Of these, 27,444 shares were transferred at a share price of EUR 65.76, and 406 shares at a share price of EUR 40. This transfer was effected in connection with the existing voestalpine employee shareholding scheme; the proportion of employee-held shares in voestalpine AG is unchanged at 10.7%.

In total, as of 7 May 2008, voestalpine AG will hold 4,561,696 of its own shares.

For further information please contact:
voestalpine AG
Corporate Communications
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. + 43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

voestalpine
ONE STEP AHEAD.

82-35027

RECEIVED
2008 JUN 12 A 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Medieninformation

25. April 2008

Bekanntmachung gemäß § 82 Abs. 9 BörseG

Im Rahmen der von der voestalpine AG im Juli 2005 begebenen Wandelschuldverschreibung haben weitere Inhaber von der Ausübung ihres Wandlungsrechts in voestalpine-Aktien Gebrauch gemacht. In diesem Zusammenhang gibt die voestalpine AG gemäß § 82 Abs. 9 Börsegesetz bekannt, dass sie 148.265 Stück eigene Aktien (das entspricht 0,09 % des Grundkapitals der voestalpine AG) an Gläubiger der Wandelanleihe zum Wandlungskurs von EUR 18,75, insgesamt somit für EUR 2.779.968,75, übertragen hat. Mit 6. Mai 2008 wird die voestalpine AG weitere 533.333 Stück eigene Aktien (rund 0,32 % des Grundkapitals) an Gläubiger der Wandelanleihe zum Wandlungskurs von EUR 18,75, insgesamt somit für EUR 9.999.993,75, übertragen.

Darüber hinaus hat die voestalpine AG 27.850 Stück eigene Aktien (das entspricht 0,017 % des Grundkapitals) an Mitarbeiter des voestalpine-Konzerns bzw. an die voestalpine Arbeitnehmer-Privatstiftung zur Zuteilung an Mitarbeiter der voestalpine-Gruppe übertragen. Davon wurden 27.444 Stück zum Preis von EUR 65,76 und 406 Stück zum Preis von EUR 40 übertragen. Diese Übertragung erfolgte im Rahmen des bestehenden Mitarbeiterbeteiligungsprogramms der voestalpine; der von Mitarbeitern gehaltene Anteil an der voestalpine AG beträgt unverändert 10,7 %.

Insgesamt wird die voestalpine AG mit 7. Mai 2008 4.561.696 Stück eigene Aktien halten.

Rückfragehinweis
voestalpine AG
Konzernkommunikation
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. +43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

voestalpine
EINEN SCHRITT VORAUS.

82-35027

voestalpine AG, Linz

Invitation

to the

16th Annual General Meeting

of the company,

taking place on Wednesday, July 2, 2008 at 10:00 a.m. in the Design Center Linz, A-4020 Linz, Europaplatz 1.

Agenda:

1) Presentation of the approved annual financial statement of voestalpine AG, the management report combined with the group management report, the group's consolidated financial statement as well as the report of the Supervisory Board to the Annual General Meeting on the business year 2007/2008.

2) Resolution on the allocation of the balance sheet profit of the business year 2007/2008.

3) Resolution on the discharge of the members of the Management Board for the business year 2007/2008.

4) Resolution on the discharge of the members of the Supervisory Board for the business year 2007/2008.

5) Resolution on the election of the auditor of the annual financial statement and the group's consolidated financial statement for the business year 2008/2009.

6)
a) Resolution on the authorization to purchase own shares in accordance with Sec. 65 para. 1 no. 4 of the Austrian Stock Corporation Act for the purpose of issuance to employees, executive officers and members of the Management Board of the company or of its subsidiaries as well as on the authorization to purchase own shares in accordance with Sec. 65 para. 1 no. 8 of the Austrian Stock Corporation Act each to the maximum extent of a total of 10% of the nominal capital by taking into account the limits according to Sec. 65 para. 2 first sentence of the Austrian Stock Corporation Act at a lowest price of a maximum of 20% below and at a highest price of a maximum of 10% above the average of the closing rates of the last 3 trading days prior to the purchase of own shares with a maximum period of validity of 30 months for the acquisition.

b) The Management Board is authorized until 30/6/2013 to determine a method of selling own shares in a manner other than via the stock exchange or a public offer, excluding shareholders´ subscription rights.

c) Furthermore, the Management Board is authorized to decrease the share capital of the Company according to Sec. 65 para. 1 no. 8 last sentence in connection with Section 192 of the Austrian Stock Corporation Act by up to EUR 29,875,620,45 by the redemption of up to 16,443,900 bought back bearer shares with no par value without any further resolution by the Annual General Meeting.

voestalpine AG, Linz

Einladung

zu der am Mittwoch, dem 2. Juli 2008, um 10:00 Uhr im Design Center Linz, 4020 Linz, Europaplatz 1, stattfindenden

16. ordentlichen Hauptversammlung

der Gesellschaft.

Tagesordnung:

1) Vorlage des festgestellten Jahresabschlusses der voestalpine AG, des mit dem Konzernlagebericht zusammengefassten Lageberichtes, des Konzernabschlusses sowie des Berichtes des Aufsichtsrates an die Hauptversammlung über das Geschäftsjahr 2007/2008

2) Beschlussfassung über die Verwendung des Bilanzgewinnes des Geschäftsjahres 2007/2008

3) Beschlussfassung über die Entlastung der Mitglieder des Vorstandes für das Geschäftsjahr 2007/2008

4) Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrates für das Geschäftsjahr 2007/2008

5) Beschlussfassung über die Wahl des Abschlussprüfers für den Jahresabschluss und den Konzernabschluss des Geschäftsjahres 2008/2009

6) a) Beschlussfassung über die Ermächtigung zum Rückerwerb eigener Aktien gemäß § 65 Absatz 1 Ziffer 4 Aktiengesetz für Zwecke der Ausgabe an Arbeitnehmer, leitende Angestellte und Mitglieder des Vorstands der Gesellschaft oder eines verbundenen Unternehmens sowie Ermächtigung zum Rückerwerb eigener Aktien gemäß § 65 Absatz 1 Ziffer 8 Aktiengesetz, jeweils im Ausmaß von insgesamt höchstens 10% des Nennkapitals unter Beachtung der Erwerbsgrenze des § 65 Abs.2 Satz 1 Aktiengesetz zu einem niedrigsten Gegenwert von maximal 20% unter und einem höchsten Gegenwert von maximal 10% über dem durchschnittlichen Börseschlusskurs der dem Rückerwerb vorhergehenden 3 Börsetage bei einer Geltungsdauer für den Erwerb von höchstens 30 Monaten.

b) Der Vorstand wird bis zum 30.06.2013 ermächtigt, für die Veräußerung eigener Aktien eine andere Art der Veräußerung als über die Börse oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechtes der Aktionäre zu beschließen.

c) Der Vorstand wird ferner ermächtigt, das Grundkapital der Gesellschaft durch Einziehung von bis zu 16.443.900 Stück eigener auf den Inhaber lautende Stückaktien um bis zu Euro 29.875.620,45 gemäß § 65 Abs 1 Z 8 letzter Satz iVm § 192 Aktiengesetz ohne weiteren Beschluss der Hauptversammlung

82-35027

RECEIVED
2008 JUN 12 A 2:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Anträge zur 16. ordentlichen Hauptversammlung der voestalpine AG am 2. Juli 2008

Punkt 2 der Tagesordnung
Der Vorstand wird beantragen, vom Bilanzgewinn des Geschäftsjahres 2007/2008 in der Höhe von € 354.000.000,- eine Dividende von € 2,10 je dividendenberechtigter Aktie auszuschütten und den verbleibenden Betrag auf neue Rechnung vorzutragen.

Punkt 3 der Tagesordnung
Der Aufsichtsrat wird beantragen, den Mitgliedern des Vorstands der Gesellschaft für das Geschäftsjahr 2007/08 die Entlastung zu erteilen.

Punkt 4 der Tagesordnung
Der Vorstand wird beantragen, den Mitgliedern des Aufsichtsrates der Gesellschaft für das Geschäftsjahr 2007/08 die Entlastung zu erteilen.

Punkt 5 der Tagesordnung
Der Aufsichtsrat wird beantragen, zum Abschlussprüfer für das Geschäftsjahr 2008/2009, sowohl für den Jahresabschluss als auch für den Konzernabschluss, die Grant Thornton, Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Wien, zu bestellen.

Punkt 6 der Tagesordnung
Der Vorstand wird beantragen, die Hauptversammlung möge den Vorstand der voestalpine AG auf der Grundlage der nachfolgenden Bestimmungen ermächtigen, nämlich

1. zum Erwerb und zur Veräußerung eigener, auf Inhaber lautender Stückaktien, und zwar wahlweise
   a) gemäß § 65 Abs. 1 Z 4 Aktiengesetz zu dem Zweck, diese den Arbeitnehmern oder leitenden Angestellten oder Mitgliedern des Vorstandes der Gesellschaft oder eines mit dem Unternehmen verbundenen Unternehmens zum Erwerb anzubieten
   und/oder
   b) gemäß § 65 Abs. 1 Z 8 Aktiengesetz auch zu anderen Zwecken, unter anderem zur Bedienung von Wandelschuldverschreibungen. Ausgenommen ist der Handel in eigenen Aktien.

2. Diese Ermächtigung gilt bis zum 31.12.2010.

3. Das Gesamtausmaß der gemäß Punkt 1. erworbenen Aktien darf, zusammen mit den durch die Gesellschaft bereits erworbenen Aktien, 10% des jeweiligen Grundkapitals nicht überschreiten.

4. Der geringste beim Rückerwerb zu leistende Gegenwert beträgt maximal 20% unter und der höchste Gegenwert beträgt maximal 10% über dem durchschnittlichen Börseschlusskurs der dem Rückerwerb vorhergehenden 3 Börsetage.

5. Gemäß § 65 Abs. 1b AktG wird der Vorstand längstens für die Dauer von fünf Jahren ab Beschlussfassung ermächtigt, die nach Punkt 1. erworbenen eigenen Aktien ohne oder unter teilweisem oder vollständigem Ausschluss des Bezugsrechts auf andere Art als über die Börse oder im Zuge öffentlicher Angebote zu veräußern. Der schriftliche Bericht über die Gründe des Bezugsrechtsausschlusses liegt der Hauptversammlung vor.

Proposals

Agenda Item 2
The Management Board will propose to pay a dividend of € 2.10 per dividend-bearing share from the accumulated profit as shown in the balance sheet for the business year 2007/2008 in the amount of € 354,000,000 and to carry the remaining amount forward to the new accounting period.

Agenda Item 3
The Supervisory Board will propose to discharge the members of the Management Board for the business year 2007/08.

Agenda Item 4
The Management Board will propose to discharge the members of the Supervisory Board for the business year 2007/08.

Agenda Item 5
The Supervisory Board will propose to select Grant Thornton, Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Vienna, as auditor for the business year 2008/2009, both for the Annual Financial Statement and the Group's Consolidated Financial Statement.

Agenda Item 6
The Management Board will propose to have the Annual General Meeting authorize the Management Board of voestalpine AG on the basis of the following provisions, namely

1. to purchase and sell own bearer shares with no par value either
   a) in accordance with Sec. 65 para. 1 no. 4 of the Austrian Stock Corporation Act (Aktiengesetz), for the purpose of offering them for sale to employees, executives, or members of the Management Board of the company or of a company affiliated with the company
   and/or
   b) in accordance with Sec. 65 para. 1 no. 8 of the Austrian Stock Corporation Act (Aktiengesetz) for other purposes as well, including the service of convertible bonds. Dealings with own shares are excluded.

2. This authorization is effective until December 31, 2010.

3. The overall volume of the shares purchased in accordance with Point 1., together with the shares already purchased by the company, may not exceed 10% of the respective capital stock.

4. The lowest price to be paid at the time of repurchase amounts to a maximum of 20% below and the highest price amounts to a maximum of 10% above the average of the closing rates of the last 3 trading days prior the purchase of own shares.

5. In accordance with Sec. 65 para. 1b of the Austrian Stock Corporation Act (Aktiengesetz), the Management Board shall be authorized, for a period of no longer than five years from the time of the resolution, to sell own shares purchased in accordance with Point 1. in a manner other than via the stock exchange, a public offering, or by allocation to service stock options, either without or partially or completely excluding shareholder subscription rights. The written report regarding the reasons for the exclusion of shareholder subscription rights has been submitted to the Annual General Meeting.

82- 35027

Grant Thornton

An die
voestalpine AG
z.Hd.:Herrn Dr. Joachim Lemppenau
Vorsitzender des Aufsichtsrates

voestalpine Straße 1
4020 LINZ

Wirtschaftsprüfungs- und Steuerberatungs-GmbH
Auhofstraße 1/2/10
A-1130 Wien

T +43 (1)914 42 56
F +43 (1)914 51 35 13
E office@grantthornton.at
W www.grantthornton.at

Wien, am 26. Mai 2008

Betr.: **Unabhängigkeitserklärung gem. § 270 Abs. 1 UGB**

Sehr geehrter Herr Dr. Lemppenau!

Unter Bedachtnahme auf die Regelungen im § 270 Abs. 1 UGB erklären wir, das sowohl die Partner unserer Gesellschaft als auch der Prüfungsleiter vor Ort beruflich und finanziell unhängig von der voestalpine AG bzw. deren verbundener Unternehmen sind. Es liegen keine Befangenheits- oder Ausschlussgründe vor.

Die Grant Thornton GmbH hat im Zeitraum 1.4.2007 bis 31.3.2008 nach den bereits in er vorjährigen Unabhängigkeitserklärung genannten Beträgen im Zusammenhang mit Prüfungstätigkeiten für die voestalpine AG oder der mit dieser verbundenen Unternehmen insgesamt € 537.400,- (excl. USt) in Rechnung gestellt, was genau dem im in der Anlage zum Engagementletter für die Abschlussprüfung 2006/07 angeführten Beträgen für die von uns abgerechneten Gesellschaften entspricht. Im Zusammenhang mit unseren Tätigkeit gem. § 9 Abs. 1 Übernahmegesetz haben wir im Rahmen des Übernahmeverfahrens Böhler Uddeholm (ohne die weiterverrechneten Prämien für die in die diesem Zusammenhang gesetzlich erforderlichen Zusatzhaftpflichtversicherung) € 41.650,- (excl. USt) verrechnet bzw. für prüfungsnahe Beratungsleistungen der voestalpine Bahnsysteme GmbH € 7.160,- (excl. USt) in Rechnung gestellt. Bezogen auf den Gesamtumsatz unserer Kanzlei werden damit die gesetzlich im § 271a UGB vorgesehenen Grenzwerte auch nicht annähernd erreicht. Vertragliche Vereinbarungen hinsichtlich der nachhaltigen Erbringung derartiger Leistungen gibt es nicht. Dementsprechend bestehen auch keine wirtschaftlichen Geschäftsbeziehungen, die die Unabhängigkeit gefährden könnten.

Translation of the Auditor's independence declaration – for the original see the German version

[Letterhead of Grant Thornton GmbH]

To
voestalpine AG
For the attention of Dr. Joachim Lemppenau
Chairman of the Supervisory Board

voestalpine Straße 1
4020 Linz

Vienna, May 26, 2008

Re: Statement on independence per § 270 para 1 of the Austrian Commercial Code ("UGB")

Dear Dr. Lemppenau:

In observance of the provisions of § 270 para 1 UGB we hereby state that both the partners of our firm and the head auditor at site are professionally and financially independent of voestalpine AG and its affiliates. No grounds for exclusion due to bias or disqualification exist.

During the period April 1, 2007 to March 31, 2008, Grant Thornton GmbH billed a total of €537,400.00 (net of VAT) in connection with auditing services for voestalpine AG or its affiliated entities, which corresponds precisely to the amount set forth in the appendix to our engagement letter for the 2006/07 audit of the annual accounts. In connection with our activities pursuant to § 9 para 1 of the Austrian Takeover Act (Übernahmegesetz) we have billed EUR 41,650 (net of VAT) in the course of the takeover of Böhler Uddeholm excluding the premiums for the additional liability insurance prescribed by law, which have been passed on to voestalpine AG and we have billed EUR 7,160.00 (net of VAT) to voestalpine Bahnsysteme GmbH for advisory services similar to auditing services. Relative to the overall revenues of our firm, these amounts do not even come close to meeting the statutory thresholds set forth in § 271a UGB. No contractual agreements with respect to the long-term performance of such services exist. Accordingly, no commercial business relationships exist which would be apt to put our independence at risk.

Full compliance with the rules prescribed in § 271a UGB with respect to internal rotation is assured by way of assigning Mag. Josef Töglhofer and Dr. MMag. Sascha Berkovec as

82-35027

BERICHT DES VORSTANDS

GEM. § 65 ABS. 1b IN VERBINDUNG MIT § 170 ABS. 2 und § 153 ABS. 4 AKTIENGESETZ ZU PUNKT 6 DER TAGESORDNUNG DER HAUPTVERSAMMLUNG DER VOESTALPINE AG

Im Rahmen der 16. Hauptversammlung der voestalpine AG wird beantragt, den Vorstand zu ermächtigen, eigene Aktien, die zuvor nach § 65 Abs. 1 Aktiengesetz erworben wurden, außerhalb der Börse oder eines öffentlichen Angebots zu veräußern.

Da im Zuge der Einräumung einer derartigen Ermächtigung – außer bei Veräußerung dieser Aktien zur Bedienung von Aktienoptionen des in § 65 Abs. 1 Ziffer 4 Aktiengesetz genannten Personenkreises – die Bestimmungen über den Bezugsrechtsausschluss sinngemäß anzuwenden sind, erstattet der Vorstand gemäß § 153 Abs. 4 Aktiengesetz den gegenständlichen Bericht.

Die erwähnte Verkaufsermächtigung soll dem Vorstand unter anderem die notwendige Flexibilität bei der Ausführung seiner Akquisitionsstrategie einräumen, indem die eigenen Aktien bei entsprechendem Bedarf auch als (teilweiser) Kaufpreis für Erwerbsvorgänge eingesetzt werden. Die genaue Ausgestaltung derartiger Transaktionen wird im Einzelfall nach Maßgabe der Satzung und der Geschäftsordnungen für den Aufsichtsrat und den Vorstand im Einvernehmen mit dem Aufsichtsrat festgelegt.

Ferner dient die Verkaufsermächtigung zur Bedienung von Wandelschuldverschreibungen, welche die voestalpine AG im Juli 2005 begeben hat, soweit dies nicht aus dem bedingten Kapital erfolgt.

Vorgesehen ist weiters eine Ausgabe der Aktien an Arbeitnehmer, leitende Angestellte und Mitglieder des Vorstands der voestalpine AG bzw. von deren Tochtergesellschaften zur Bedeckung bestehender und künftiger Mitarbeiterbeteiligungsprogramme. Im Hinblick auf eine Veräußerung eigener Aktien zur Bedienung von Aktienoptionen an Arbeitnehmer, leitende Angestellte und Mitglieder des Vorstands der Gesellschaft wird auf § 65 Abs. 1b AktG verwiesen, wonach dies keiner Beschlussfassung der Hauptversammlung bedarf. Im Übrigen wird auf § 153 Abs. 5 AktG verwiesen, wonach die vorrangige Ausgabe von Aktien an den angeführten Personenkreis einen ausreichenden Grund für den Ausschluss des Bezugsrechts darstellt.

Gemäß § 65 Abs. 1b AktG iVm § 169 Abs. 2 AktG kann die Ermächtigung auf höchstens fünf Jahre befristet werden. Diese Zeitspanne wird mit dem vorgeschlagenen Beschluss ausgeschöpft.

Linz, im Juni 2008

Der Vorstand

REPORT BY THE MANAGEMENT BOARD

IN ACCORDANCE WITH SEC. 65 PARA. 1b TOGETHER WITH SEC. 170 PARA. 2 and SEC. 153 PARA. 4 OF THE AUSTRIAN STOCK CORPORATION ACT (AKTIENGESETZ) WITH REGARD TO ITEM 6 OF THE AGENDA OF THE ANNUAL GENERAL MEETING OF VOESTALPINE AG

In the 16th Annual General Meeting of voestalpine AG, it is proposed to authorize the Management Board to sell own shares, which have previously been purchased in accordance with Sec. 65 para. 1 of the Austrian Stock Corporation Act (Aktiengesetz), in other ways than on the stock exchange or by a public offering.

Since the granting of such authorization—with the exception of sale of these shares to service share options of the group of persons stipulated in Sec. 65 para. 1 no. 4 of the Austrian Stock Corporation Act—requires compliance mutatis mutandis with the provisions regarding the exclusion of subscription rights, the Management Board is providing the present report pursuant to Sec. 153 para. 4 of the Austrian Stock Corporation Act.

The previously mentioned authorization to sell will enable the Management Board, among other things, to have the necessary flexibility when implementing its acquisition strategy to be able to utilize own shares if needed as (partial) purchase price for acquisition activities. The terms and execution of such transactions shall be determined on a case by case basis jointly with the Supervisory Board in accordance with the articles of association and the bylaws for the Supervisory Board and the Management Board.

Furthermore, the authorization to sell will enable a servicing of convertible bonds, which voestalpine AG has issued in July 2005, as far as these convertible bonds will not be serviced by conditional capital.

In addition, it is planned to issue shares to employees, senior executives and members of the Management Board of voestalpine AG and its subsidiaries to cover existing and future employee participation programs. Regarding the sale of own shares to employees, senior executives and members of the Management Board of the Company in order to service share options, we refer to Sec. 65 para. 1b of the Austrian Stock Corporation Act, according to which no resolution of the Annual General Meeting is required. Reference is also made to Sec. 153 para. 5 of the Austrian Stock Corporation Act according to which the issuance of shares to employees, senior executives and members of the Management Board is a sufficient reason for the exclusion of subscription rights.

According to Sec. 65 para. 1b in connection with Sec. 169 para. 2 of the Austrian Stock Corporation Act the authorization of the Management Board to sell own shares in other ways than on the stock exchange or as by a public offering is limited to a maximum period of 5 years. With the proposed resolution this period will be made use of.

Linz, June 2008

The Management Board

END